Form 20-F
period 2014-12-31
Ardmore Shipping Corp
filed 2015-03-27
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Hamilton House, 10 Queen Street, Suite 102, Hamilton, HM11, Bermuda

(Address of principal executive offices)

Mr. Anthony Gurnee

Hamilton House, 10 Queen Street, Suite 102, Hamilton, HM11, Bermuda

+ 1 441 405-7800

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

NONE

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2014, there were 25,980,600 shares of common stock outstanding, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the international Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

PART I

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

This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, words such as “believe”, “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements in this Annual Report include, among others, statements about such matters as:

•	our future operating or financial results;

•	global and regional economic and political conditions;

•	our vessel acquisitions, vessel delivery dates, our business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	competition in the tanker industry;

•	shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	future dividends;

•	our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market; and

•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under the “Risk Factors” section of this Annual Report

You should not place undue reliance on forward-looking statements contained in this Annual Report, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this Annual Report are qualified in their entirety by the cautionary statements contained in this Annual Report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

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

Unless the context otherwise requires, when used in this Annual Report, the terms “Ardmore,” “Ardmore Shipping,” the “Company,” “we,” “our” and “us” refer to Ardmore Shipping Corporation and its subsidiaries. “Ardmore Shipping Corporation” refers only to Ardmore Shipping Corporation and not its subsidiaries. Unless otherwise indicated, all references to “dollars,” “U.S. dollars” and “$” in this annual report are to the lawful currency of the United States. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or U.S. GAAP). We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as of December 31, 2014 and 2013 and the years ended December 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements, included elsewhere in this Annual Report. The selected consolidated financial data set forth below as of December 31, 2012, 2011 and 2010, for the year ended December 31, 2011 and for the period commencing on April 12, 2010 (when our predecessor company was formed) and ended December 31, 2010, have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

INCOME STATEMENT DATA	For the period ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
REVENUE
Revenue	67,326,634	35,867,356	25,172,654	22,375,414	3,459,153
OPERATING EXPENSES
Commissions and voyage related costs	7,004,045	2,523,842	789,149	468,067	94,439
Vessel operating expenses	29,447,876	18,215,487	14,598,071	12,186,825	2,079,857
Charter hire costs	—	—	1,699,943	1,663,380	—
Depreciation	14,854,885	8,388,208	6,195,416	5,343,091	959,903
Amortization of deferred drydock expenditure	2,031,100	1,420,814	441,491	—	—
General and administrative expenses	8,178,666	5,669,935	2,975,139	2,599,031	851,660

Total operating expenses	61,516,572	36,218,286	26,699,209	22,260,394	3,985,859

Profit/(loss) from operations	5,810,062	(350,930)	(1,526,555)	115,020	(526,706)

Interest expense and finance costs	(4,119,283)	(3,464,006)	(2,966,014)	(3,080,472)	(647,441)
Interest income	16,444	6,059	4,713	3,608	2,723

Profit/(loss) before taxes	1,707,223	(3,808,877)	(4,487,856)	(2,961,844)	(1,171,424)

Income tax	(46,749)	(33,726)	(51,237)	(13,426)	3,424

Net profit/(loss)	1,660,474	(3,842,603)	(4,539,093)	(2,975,270)	(1,168,000)

Earnings/(loss) per share, basic and diluted	0.07	(0.31)	(0.56)	(0.37)	(0.15)
Weighted average number of common shares outstanding, basic and diluted	24,547,661	12,241,599	8,049,500	8,049,500	8,049,500

BALANCE SHEET DATA	As at
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010
Cash and cash equivalents	$59,879,596	56,860,845	15,334,123	5,460,304	5,203,790
Net vessels (including drydock assets)	489,833,626	292,054,606	157,008,968	145,760,106	94,288,390
Total assets	570,840,873	357,965,633	179,960,468	160,631,102	104,051,350
Short-term revolving credit facility	—	—	—	30,265,000	14,770,000
Senior debt and capital leases	233,528,597	119,239,015	67,100,000	65,600,000	38,000,000
Paid in capital	338,064,585	244,883,077	117,073,352	65,747,599	50,790,925
Accumulated deficit	$(10,864,492)	(12,524,966)	(8,682,363)	(4,143,270)	(1,168,000)

CASHFLOW DATA	For the years ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010

Net cash provided by operating activities	$12,421,127	8,120,173	3,985,253	397,273	(2,259,892)
Net cash used in investing activities	(209,741,529)	(144,637,558)	(14,941,514)	(56,920,554)	(95,260,596)
Net cash provided by financing activities	$200,339,153	178,044,107	20,830,080	56,779,795	102,724,278

FLEET OPERATING DATA	For the years ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011	Dec 31, 2010

Time Charter Equivalent (1)
MR Tankers “Eco-design”	$15,913	15,838	—	—	—
MR Tankers “Eco-mod”	14,793	13,732	13,294	13,097	12,800
Chemical Tankers “Eco-mod”	$11,404	10,483	9,108	8,878	10,459

Fleet weighted average TCE(2)	$14,393	12,850	10,911	11,100	12,597

Operating expenditure
Fleet operating costs per day(3)	6,197	6,152	6,103	6,150	6,963
Technical management fees per day(4)	359	379	344	334	335

Total fleet operating costs per day	6,556	6,531	6,447	6,484	7,298

Expenditures for drydock(5)	4,921,479	242,263	2,959,820	—	—

On-hire utilization(6)	99.90%	99.54%	99.10%	99.80%	99.20%

(1)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication Victualing and Entertainment Income (“CVE”). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred.
(2)	Fleet weighted average TCE is total gross revenue for the fleet, after deducting voyage expenses incurred on voyage charters divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(3)	Fleet operating costs per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management fees are fees paid to third-party technical managers.

(5)	Drydock costs, which include costs for in-water surveys, represent direct costs that are incurred as part of vessel drydocking to meet regulatory requirements, expenditures during drydocking that add economic life to the vessel, and expenditures during drydocking that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(6)	On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled offhire days).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, available cash and ability to pay dividends on our shares, or the trading price of our shares.

RISKS RELATED TO OUR INDUSTRY

The tanker industry is cyclical and volatile in terms of charter rates and profitability, which may affect our results of operations.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. The recent prolonged downturn in the tanker industry may continue and adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters. In addition, the rates payable in respect of our vessels currently operating in a commercial pool, or any renewal or replacement charters that we enter into, may not be sufficient for us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil, oil products and chemicals. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic downturn may further reduce demand for transportation of oil products and chemicals over longer distances. As of March 16, 2015, five of our vessels in operation were on time charters, five of our vessels operated in a spot market oriented commercial pool and seven vessels operated in the spot market directly. We may seek to employ one or more of our vessels directly in the spot market upon re-delivery from the current time charterers. If time charter or spot charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably.

Any decrease in spot-charter rates in the future may adversely affect our results of operations.

As at March 16, 2015, five of our vessels were employed in a spot market-oriented commercial pool and seven of our vessels operated directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the pool or the particular voyage charter. We may seek to employ other vessels directly in the spot market upon re-delivery from the current charterers. Of our vessels on order, we intend to place four of these vessels in a third-party commercial pool for product tankers, further exposing us to fluctuations in spot-market charter rates.

We may employ additional vessels that we may acquire in the future in the spot-charter market. Where we plan to employ a vessel in the spot-charter market, we intend to generally place such vessel in a commercial pool that pertains to that vessel’s size class or to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot-charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot-charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. If future spot-charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness or of dividends in the future. In addition, as charter rates for spot-charters are fixed for a single voyage that may last up to several weeks, during periods in which spot-charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset. An impairment loss could adversely affect our results of operations.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the global newbuilding orderbook, which extends to 2018, equalled approximately 32% of the existing world tanker fleet as of February 28, 2015, and the orderbook may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Global financial market and economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There was a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically volatile asset values of vessels. Since 2008, lending by financial institutions worldwide decreased significantly compared to the period preceding 2008. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it was negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of borrowing funds in recent years increased as many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases, ceased to provide funding to borrowers. Due to these factors, additional financing may not be available if needed by us on acceptable terms or at all. If additional financing is not available when needed or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in fuel, or bunkers, prices may adversely affect our results of operation.

Fuel, or bunkers, is a significant expense for our vessels employed on the spot market and can have a significant impact on pool earnings. For our vessels employed on time charter, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by The Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to: air emissions including greenhouse gases; the management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Environmental or other incidents, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, or initiatives may result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. These costs could have a material adverse effect on our business, results of operations and financial condition.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under the U.S. Oil Pollution Act of 1990, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s International Safety Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”).

The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention of our vessels in, certain ports.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. A decrease in these values could also cause us to breach certain loan-to-value covenants that are contained in our credit facilities and in future financing agreements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations and financial condition.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, climate change, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delays or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemical products. An oil or chemical spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil or chemicals transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs if our insurance does not cover them in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business, results of operations and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel or be towed to more distant drydocking facilities may be significant. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, results of operations and financial condition.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as marine disasters, bad weather, climate change, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and transhipment points. Inspection procedures can result in the seizure of the cargo or vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against vessel owners. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. In addition, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations and financial condition.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of these factors, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the United States and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, results of operations and financial condition.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact the market for our Notes, our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

Our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation or the ability of our charters to meet their obligations to us or result in fines, penalties or sanctions.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call on ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations and financial condition.

Maritime claimants could arrest our vessels, which would have a negative effect on our business and results of operations.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay significant amounts to have the arrest lifted, which would have a negative effect on our business, results of operations and financial condition.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, which may adversely affect our business and results of operations.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could adversely affect our business, results of operations and financial condition.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments, if any, we receive for our vessels once existing charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations and financial condition could be adversely affected.

If labor or other interruptions are not resolved in a timely manner, they could have a material adverse effect on our business.

We, indirectly through our technical managers, employ masters, officers and crews to operate our vessels, exposing us to the risk that industrial actions or other labor unrest may occur. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations and financial condition.

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

We expect to purchase additional vessels from time to time. The delivery of these vessels, or vessels currently on order, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

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

The delivery of any vessels we may acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date.

We will be required to make substantial capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. We will be required to make substantial capital expenditures to expand the size of our fleet. We currently estimate, based upon current and anticipated market conditions, that our remaining capital expenditures on our vessels currently on order will be between $200 and $250 million, and we intend to further expand our fleet.

In addition, we will incur significant maintenance costs for our current fleet and any additional vessels we acquire. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel is between $0.5 million and $1.2 million, depending on the size and condition of the vessel and the location of drydocking.

We have financing facilities in place for all of our vessels currently on order. However, we may be unable to access required financing under these facilities if conditions change and we may be unsuccessful in obtaining financing for future fleet growth. To fund any shortfall for purchasing vessels or for drydocking costs from time to time, we may be required to incur additional debt or raise capital through the sale of equity securities. Use of cash from operations will reduce available cash. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we finance our expenditures by issuing debt or equity securities, our financial leverage could increase and our shareholders’ ownership interest in us could be diluted.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium to long-term time charters.

As of March 16, 2015, five of our vessels in operation were employed under fixed rate time charter agreements. When our existing time charter agreements expire and upon delivery of our vessels on order or vessels to be ordered, we may enter into new time charter agreements for periods of one year or longer. Vessels committed to medium- and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

If we do not identify suitable vessels or shipping companies for acquisition or successfully integrate any acquired vessels or shipping companies, we may not be able to grow or effectively manage our growth.

One of our principal strategies is to continue expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers or shipping companies for acquisitions at attractive prices;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve or expand our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new vessels and operations.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and we may not be able to effectively hire more employees or adequately improve those systems. In addition, acquisitions may require additional equity issuances or the incurrence of additional debt (which may require additional amortization payments). If we are unable to successfully accommodate any growth, our business, results of operations and financial condition may be adversely affected.

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

If we purchase and operate second-hand vessels, we will be exposed to increased operating costs that could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and second-hand vessels. While we typically inspect second-hand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders of the second-hand vessels that we acquire. These factors could increase the ultimate cost of any secondhand vessel acquisitions by us.

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

An increase in operating or voyage costs would decrease earnings and cash flows.

For all vessels in operation under time charters, the charterer is primarily responsible for voyage costs and we are responsible for the vessel operating costs. We may seek to employ vessels in the spot market following expiration of time charters. Under spot chartering arrangements, we will be responsible for all cost associated with operating the vessel, including operating expenses, voyage costs, bunkers, port and canal costs.

Our vessel operating costs include the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, which depend on a variety of factors, many of which are beyond our control. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and cash flow.

We may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our results of operations and financial condition and our ability to expand our business.

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

Our charters may terminate earlier than their scheduled expirations. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the drydocking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers are unable or decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In addition, the ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. If a counterparty fails to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Any failure by our charterers to meet their obligations to us or any renegotiation of our charter agreements could have a material adverse effect on our business, financial condition and results of operations.

GA Holdings LLC (“GA Holdings”) beneficially owns a significant amount of our outstanding common shares, which may limit other shareholders’ ability to influence our actions, and GA Holdings may compete with us.

As of the date of this Annual Report, GA Holdings beneficially owns approximately 31% of our outstanding common shares and has the power to exert considerable influence over matters requiring shareholder approval, including the election of directors and the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our shareholders believe that any such transaction is in their or our best interests.

For example, GA Holdings may have considerable influence in our determining whether to consummate a merger or acquisition or to sell all or substantially all of our assets. In addition, members of our management team are investors in GA Holdings, which may affect their decisions relative to matters directly or indirectly involving GA Holdings and us. We cannot assure you that the interests of GA Holdings will coincide with the interests of other shareholders. As a result, the market price of our common shares could be adversely affected.

Additionally, GA Holdings may invest in entities that directly or indirectly compete with us, or companies in which GA Holdings currently invests may begin competing with us. GA Holdings may also separately pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of GA Holdings and the interests of our other shareholders, our directors who were nominated by GA Holdings may not be disinterested.

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

Borrowing under our existing credit facilities requires us to dedicate a significant part of our cash flow from operations to paying principal and interest on our indebtedness, and we intend to incur additional debt in the future. These payments limit funds available for working capital, capital expenditures and other purposes. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to:

•	seek to raise additional capital;

•	refinance or restructure our debt;

•	sell tankers; or

•	reduce or delay capital investments.

However, these alternatives, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, the lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the vessels or other collateral securing that debt.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company, and our subsidiaries, which are all directly and indirectly wholly owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay our creditors or dividends to our shareholders.

We have limited history operating as a publicly traded entity and may incur increased costs as a result of being a publicly traded corporation.

As a public company we have significant legal, accounting and other expenses in addition to our initial registration and listing expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, the SEC and the New York Stock Exchange have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Our credit facilities contain restrictive covenants that limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facilities and capital leases impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries to:

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

Certain of our credit facilities and capital leases require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants currently include requiring us to:

•	maintain minimum solvency of not less than 30%;

•	maintain corporate leverage of less than 75%;

•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of December 31, 2014 was $11.7 million;

•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 125% to 150% of the debt outstanding for the facility;

•	maintain a corporate net worth of not less than $150 million;

•	provide satisfactory documentary due diligence and any opinion or assurance considered necessary or desirable by each respective lender;

•	maintain positive working capital, excluding balloon maturities; and

•	maintain at all times a ratio of EBITDA plus a portion of cash in excess of our minimum liquidity to total interest expense of at least 2.25:1.

As a result of these restrictions, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

If interest rates increase, it will affect the interest rates under our credit facilities which could affect our results of operations.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.45% to 3.75% above LIBOR. Interest rates have recently been at historic lows and any normalization in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we were to drawdown from our credit facilities, which in turn would have an adverse effect on results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of Sarbanes-Oxley, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of Sarbanes-Oxley. We could be an “emerging growth company” until December 31, 2018. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statements and restatements and require us to incur the expense of remediation.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our operating results.

We enter into time-charter contracts, commercial pool agreements, ship management agreements, credit facilities and capital lease arrangements and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition and results of operations.

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

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.

Because we obtain some of our insurance through protection and indemnity associations, we may be required to make additional premium payments.

We receive insurance coverage for tort liability, including pollution-related liability, from protection and indemnity associations. We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

We operate within the international shipping market, which utilizes the U.S. Dollar as its functional currency. As a consequence, the majority of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain general and operating expenses, including vessel operating expenses, and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Singapore Dollar, British Pound Sterling, Japanese Yen and Hong Kong Dollar. This partial mismatch in revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies.

Climate change and greenhouse gas restrictions may adversely affect the results of our operations.

A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions due to the concern about climate change. These regulatory measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

The effects upon the oil industry relating to climate change and the resulting regulations may also include declining demand for our services. We do not expect that demand for oil will lessen dramatically over the short-term, but in the long-term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business that we cannot predict with certainty at this time.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of securityholders and creditors to receive recovery after a bankruptcy proceeding.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.

We are a Marshall Islands corporation and several of our executive offices are located outside of the United States. Some of our directors and officers and certain of the experts named in this Annual Report reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process upon us or any of these persons within the United States. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. In addition, there is substantial doubt that the courts of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends on our common stock. The amount of dividends we pay will depend in part upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends and the decisions of our management and directors. The amount of cash we have available for dividends may fluctuate upon, among other things:

•	the rates we obtain from our charters, as well as the rates obtained following expiration of our existing charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	vessel acquisitions and related financings, such as restrictions in our credit facilities and in any future debt programs;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business; and

•	changes in the bases of taxation of our activities in various jurisdictions.

The actual amount of cash we will have available for dividends will also depend on many factors, including:

•	changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;

•	modification or revocation of our dividend policy by our board of directors;

•	the amount of any cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which may be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. Our credit facilities also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings in excess of consideration received for the sale of stock above the par value of the stock), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend, and any dividend may be discontinued at the discretion of our board of directors. As a result of these or other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record income.

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

Several provisions of our Amended and Restated Articles of Incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing the board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Investors may find our common shares less attractive because we rely on certain of these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, Section 107 of the Jumpstart Our Business Act (the “JOBS Act”) provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

In addition, because of our emerging growth company status, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for so long as we are an emerging growth company. As long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We may take advantage of these provisions until December 31, 2018 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year.

The Public Company Accounting Oversight Board (“PCAOB”) is not currently permitted to inspect our independent accounting firm and you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Ireland, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is currently prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

Tax Risks

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute “passive income.” U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our operations as described herein, we do not believe that our income from our time charters should be treated as “passive income” for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income should not constitute passive assets. Accordingly, based on our current operations, we do not believe we will be treated as a PFIC with respect to any taxable year.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service (“IRS”), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were successful in asserting that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended, (“the Code”), (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders”), excess distributions and any gain from the disposition of such shareholder’s common shares would be allocated ratably over the shareholder’s holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax. See “Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of United States Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source shipping income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder or that corporation is entitled to an exemption from such tax under an applicable U.S. income tax treaty.

We have taken the position that we qualified for this statutory exemption for U.S. federal income tax return reporting purposes for our 2014 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for such year to an effective 4% U.S. federal income tax on the shipping income we or our subsidiaries derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We may be subject to additional taxes, which could adversely impact our business and financial results.

We and our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized, own assets or have operations. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that, upon review of these positions, the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, which could adversely impact our business and financial results.

Item 4.	Information on the Company

A.	History and Development of the Company

We are Ardmore Shipping Corporation. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In March 2014, we completed a follow-on public offering of 8,050,000 common shares. As of March 16, 2015, we had 25,980,600 shares of our common stock outstanding and GA Holdings LLC, our largest shareholder, held 8,050,000, or 31%, of our outstanding common stock, with the remaining 69% held by public investors.

We have 32 wholly owned subsidiaries, a list of which is included as Exhibit 8.1 to this Annual Report. The substantial majority of these entities represent single ship-owning companies for our fleet.

We currently maintain our principal executive and management offices at Hamilton House, 10 Queen Street, Suite 102, Hamilton, HM 11, Bermuda. Our telephone number at these offices is +1 441 405 7800.

Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly-owned subsidiary incorporated in Bermuda, carries out our management services and functions from Hamilton House, 10 Queen Street, Suite 102, Hamilton, HM 11, Bermuda, with the telephone number at this address being +1 441 405 7800.

Ardmore Shipping Services (Ireland) Limited (“ASSIL”), formerly known as Ardmore Shipping Limited, a wholly-owned subsidiary incorporated in Ireland, provides our corporate, accounting and fleet administration services. ASSIL’s office is located at City Gate Building 1000, Mahon, Cork, Ireland. The telephone number for this office is +353 21 240 9500.

Vessel Acquisitions

Our current fleet consists of 24 double-hulled product and chemical tankers and is comprised of 17 vessels in operation and seven newbuilding vessels on order. We expect deliveries of our newbuilding vessels throughout 2015. We acquired ten of our vessels as second-hand vessels, all of which we have upgraded to increase efficiency and improve performance. In 2011, 2013 and 2014, we paid an aggregate of $56.8 million, $144.6 million and $209.7 million, respectively, for vessel acquisitions, vessel equipment and newbuilding orders. In 2012, we did not acquire any vessels and paid $14.9 million for vessel upgrades and progress payments for vessels under construction.

Our initial fleet consisted of four vessels, being the Ardmore Seafarer, Ardmore Seamaster, Ardmore Seatrader and Ardmore Centurion. In 2011, 2013 and 2014, we took delivery of two vessels (the Ardmore Calypso and Ardmore Capella), two vessels (the Ardmore Seavaliant and Ardmore Seaventure) and six vessels (the Ardmore Seamariner, Ardmore Seavantage, Ardmore Seavanguard, Ardmore Endeavour, Ardmore Sealifter and Ardmore Sealeader), respectively. In January 2015, we took delivery of the Ardmore Cherokee and in February 2015, we took delivery of the Ardmore Dauntless and Ardmore Defender.

Implications of Being an Emerging Growth Company

We continue to qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies.

We may take advantage of these provisions until December 31, 2018 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

B.	Business Overview

We commenced business operations in April 2010 through our predecessor company with the goal of building an enduring product and chemical tanker company that emphasizes service excellence, innovation, and operational efficiency through our focus on high quality, fuel-efficient vessels. We are led by a team of experienced senior managers who have previously held senior management positions with highly regarded public shipping companies and financial institutions.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are on the forefront of fuel efficiency and emissions reduction trends and are well-positioned to capitalize on these developments by constructing new economically advanced vessels (“Eco-design”), modifying existing vessels to improve fuel efficiency (“Eco-mod”), and equipping our fleet with engine diagnostic and ship performance management systems to optimize voyage performance. As a result, our Eco-mod vessels achieve lower fuel consumption and, in some cases, achieve performance close to that of new Eco-design vessels. All of our vessels on order are Eco-design and we intend to make Eco-mod improvements to any second-hand acquisitions as necessary. Our acquisition strategy is to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod.

We have no related-party transactions concerning our vessel operations. Our wholly-owned subsidiary, ASSIL, provides corporate and accounting services and fleet administration. Technical management of our vessels is performed by a combination of ASSIL and our third-party technical managers. ASSIL’s operations team is directly responsible for insurance and for overseeing significant operational functions of the third-party technical managers. ASSIL’s operations team also supervises the construction of our newbuildings in close coordination with the third-party supervision teams. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We maintain commercial independence through our own internal chartering team and arrangements we have with several third-parties and commercial managers, rather than arrangements that are exclusive with only one third-party or related-party commercial manager. We market our services both directly and via third-party commercial managers to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and various pooling service providers. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. We employ our chartering strategy based on the outlook for freight rates, tanker market conditions and global economic conditions. We may change the mix of the spot market and time-charter employment of our fleet from time to time to take advantage of changing market conditions.

We believe that the market for mid-size product and chemical tankers is recovering from cyclical lows, resulting from strong underlying demand growth driven by both cyclical and secular trends, as well as a reduction in the supply overhang due to reduced ordering activity and an extended period of fleet growth at a rate below that of demand growth. Ardmore was formed at a historically low point in the shipping cycle, which our management believes represented an opportunity to build our fleet and business with a low-cost asset base.

Fleet List

As of March 16, 2015, our fleet consists of 24 vessels, including 17 vessels in operation (eight Eco-design and nine Eco-mod) and seven newbuilding vessels on order (all Eco-design) with deliveries expected to continue in March 2015 and through 2015. The average age of our vessels in operation at March 16, 2015, is 4.9 years, and the average age of our fleet following delivery of the newbuilding vessels on order at December 31, 2015 is expected to be 4.1 years.

Vessel Name	Type	Dwt	IMO	Built Date	Built Country	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	Eco-design

Vessel Name	Type	Dwt	IMO	Built Date	Built Country	Flag	Specification
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod

On Order
SPP Hull S-1162	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1163	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1171	Product/Chemical	50,300	3	3Q15	Korea	MI	Eco-design
SPP Hull S-1172	Product/Chemical	50,300	3	4Q15	Korea	MI	Eco-design
FKA Hull N-2063	Product/Chemical	25,000	2	1Q15	Japan	MI	Eco-design
FKA Hull N-2065	Product/Chemical	25,000	2	3Q15	Japan	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design

Total	24	970,506

Business Strategy

Our objective is to consolidate our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

•	Focus on Modern, Mid-Size Product and Chemical Tankers. The average size of our product and chemical tankers is similar to the median size of the global fleet for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets. Additionally, as a result of the overlap between the product and chemical sectors, we believe that our fleet composition enables us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.

•	Well-Timed Growth through the Acquisition of Quality Tonnage. We have a diligent and patient approach to expanding our fleet and are selective as to the quality of ships we seek to acquire. Since we commenced business in 2010, we have only acquired Japanese or Korean-built ships, but may consider others if they meet the same quality standard. We believe that our commitment and selectivity has been instrumental in building our reputation for quality and service excellence.

•	Optimizing Fuel Efficiency. The shipping industry is experiencing a steady increase in fuel efficiency, and we intend to remain at the forefront of this development. Our Eco-design vessels incorporate many of the latest technological improvements, such as electronically-controlled engines, more efficient hull forms matched with energy efficient propellers, and decreased water resistance. Our Eco-mod vessels have improved propulsion efficiency and decreased water resistance. In addition, we achieve further improvements through engine diagnostics and operational performance monitoring. We estimate that our Eco-design and Eco-mod medium range (“MR”) tankers consume approximately 10-20% less fuel than similar standard MR tankers.

•	Commercial Independence, Flexibility and Diversification. We maintain a broad range of existing and potential time-charter customers and pooling alternatives to maximize commercial flexibility and to manage cash flow visibility through charter duration and customer diversification. In particular, we seek customers who value our active approach to fuel efficiency.

•	Low Cost Structure. We have established a solid foundation for growth while cost-effectively managing our operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can deliver high quality service and achieve efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in Item 6 (“Directors, Senior Management and Employees”) of this Annual Report.

As at March 16, 2015, we employed 22 full-time staff. We engage the services of two third-party ship management companies, Thome Ship Management and Univan Ship Management Limited, to provide technical management and crewing for our vessels, who are supervised by our senior management team. We currently employ, through our third-party technical managers, approximately 580 seafarers, including 220 officers and cadets and 360 crew.

Commercial management is provided directly by us, in the case of fixed time charters and spot charters that we enter into directly, and by third-party commercial pool managers, in the case of vessels participating in pooling arrangements. Commercial pools can provide many benefits for vessels operating in the spot market, including the ability to generate higher returns due to the economies of scale derived by operating a larger fleet.

Customers

Our customers include national, regional, and international companies and our fleet is employed through a mixture of time charters (including some time charters with profit participation components), direct spot charter employment and commercial pool employment. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels. A prospective charterer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment.

Below is a brief description of our current customers:

•	Mansell Limited is the commercial shipping arm of Vitol SA, one of the world’s largest independent energy trading companies. Mansell Limited’s activities complement the core cargo flows of Vitol SA, and through access to third-party and internal cargoes it seeks to maximise utilisation of its fleet.

•	Cargill International S.A. is a leading international producer and marketer of food, agricultural, financial and industrial products and services.

•	Koch Shipping Inc. is a supply and trading marine logistics company.

•	Nordic Womar Pte is a tanker pool operating company, specializing in oil and chemical tanker tonnage up to 30,000 dwt.

•	Shell is a leading global group of energy and petrochemicals companies with worldwide operations.

•	A.P. Moller–Maersk Group (Maersk) has activities in a variety of business sectors, primarily within the transportation and energy sectors. It has been the largest container ship and supply vessel operator in the world since 1996.

•	Navig8 is a fully integrated provider of shipping management services and the world’s largest independent pool and commercial management company.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as our reputation. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners and private ship-owners.

The International Product and Chemical Tanker Industry

The information and data contained in this section relating to the international product and chemical tanker shipping industries has been provided by Drewry Maritime Research (“Drewry”), and is taken from Drewry’s database and other sources. Drewry has advised that: (i) some information in their database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in their database. We believe that all third-party data provided in this section, “The International Product and Chemical Tanker Industry,” is reliable.

The world tanker fleet is generally divided into four main categories of vessels based on the main type of cargo carried. These categories are crude oil, refined petroleum products (both clean and dirty products), hereinafter referred to as products, chemicals, vegetable oils and fats and specialist products such as bitumen. The main ship types and the cargoes they carry are shown in the table below.

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size - Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
UL/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	120,000 - 199,999	Uncoated	Non IMO	Crude Oil
Aframax	80,000 - 119,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty
Panamax	60,000 - 79,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty
Long Range 2 (LR2)	80,000 - 119,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 1 (LR1)	60,000 - 79,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Medium Range (MR)	25,000 - 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	Non IMO	Refined Products
		Uncoated	Non IMO	Refined Products
Short Range (SR)	10,000 - 24,999	Coated	Non-IMO	Refined Products
	10,000 - 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
Stainless Steel Tankers	10,000 +	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/Coated	Non IMO	Various e.g Bitumen

Source: Drewry

In the product and chemical sectors there are a number of vessels that possess the ability to carry both types of cargo. These vessels do represent a “swing” element in supply in both of these markets. However, many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

In 2014, a total of 3.29 billion tonnes of crude oil, oil products and chemicals were moved by sea. Over the period from 2004 to 2014, seaborne trade in oil products grew at an annual average rate of 4.3%, over ten times the growth rate of the crude oil trade at 0.3%, while seaborne trade in chemicals grew by 4.2% annually over the same period.

World Seaborne Trade Volumes (1)

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Mill T	% y-o-y	Mill T	% y-o-y	Mill T	% y-o-y	Mill T	% y-o-y	% y-o-y
2004	2,043	5.5%	637	4.3%	139	8.0%	2,819	5.3%	5.0%
2005	2,076	1.6%	696	9.3%	152	9.4%	2,924	3.7%	4.6%
2006	2,086	0.5%	740	6.3%	161	5.4%	2,987	2.1%	5.3%
2007	2,102	0.8%	738	-0.3%	175	9.0%	3,015	1.0%	5.4%
2008	2,111	0.4%	793	7.5%	177	1.1%	3,081	2.2%	2.6%
2009	2,025	-4.1%	834	5.2%	180	1.7%	3,039	-1.4%	-0.9%
2010	2,066	2.0%	883	5.9%	190	5.6%	3,139	3.3%	5.2%
2011	2,032	-1.6%	912	3.3%	200	5.3%	3,144	0.2%	3.9%
2012	2,075	2.1%	937	2.7%	206	3.0%	3,218	2.4%	3.5%
2013	2,088	0.6%	956	2.0%	210	1.9%	3,257	1.2%	3.1%
2014 (2)	2,105	0.8%	973	1.8%	213	1.4%	3,288	1.0%	3.1%

CAGR (2009-2014)	0.8%		3.1%		3.1%		1.6%
CAGR (2004-2014)	0.3%		4.3%		4.2%		1.6%

(1)	World seaborne tanker demand is measured in ton miles, which is volumes shipped by distance moved. The above does not take into account voyage distances.
(2)	Provisional estimates

Source: Drewry

Between 2009 and 2014 the annual growth rates have been 0.8% for crude oil, 3.1% for oil products, and 3.1% for chemicals. Over the period from 2004 to 2014, seaborne trade in refined products and chemicals were two of the fastest growing sectors of international shipping.

The Product Tanker Industry

While crude oil tankers transport crude oil from points of production to points of consumption, typically oil refineries in consuming countries, product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’). Tankers with no International Maritime Organisation (IMO) certification but with coated cargo tanks are designed to carry products, while tankers with IMO 2/3 certification and coated cargo tanks are able to carry both products and chemicals/vegetable oils and fats. Given the above a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic metres is normally classed as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cubic metres is normally classed as a chemical tanker.

In essence, products can be carried in coated non IMO tankers and IMO rated coated tankers. By this definition the product capable tanker fleet comprises just over 50% of the total tanker fleet (above 10,000 dwt) in numbers terms, and are therefore a key part of the global tanker trade.

Demand for product tankers is dictated by world oil demand and trade, which is influenced by many factors including economic activity, geographic changes in oil production, consumption and refinery capacity, oil prices, the availability of transport alternatives (such as pipelines) and inventory policies of nations and oil trading companies. Tanker demand is a product of (i) the amount of cargo transported in tankers, multiplied by (ii) the distance that cargo is transported.

Oil demand growth and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produced approximately one third of global supply in 2014. However, in recent years, U.S. and Canadian crude oil production has increased as a result of the development of shale oil deposits. This has reduced U.S. seaborne crude import demand, but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf, because refiners have access to plentiful supplies of competitively priced feedstocks. In addition, in 2014 the Energy Information Administration (EIA) in the U.S. began classifying exports of U.S. treated condensate as “kerosene and light gas oils” in its Petroleum Supply Monthly report. This followed on from a decision by the U.S. Bureau of Industry and Security (BIS) to allow the export of distilled condensate as a refined product. Field condensate which can be fed into a refinery or used as a chemical plant feedstock, had until then been considered an upstream product and therefore restricted for export under U.S. law. However, the BIS ruling that field stabilization processing changes condensate enough that it becomes a new product has opened up further export opportunities. In short, changes in the U.S. oil market have had a very positive impact on product tanker demand because U.S. product exports have risen steeply since 2009 as the chart below indicates.

Much of the increase in U.S. exports have gone to satisfy growing South America and African demand for oil products while other U.S. exports have been moving transatlantic into Europe, where local refinery shutdowns have supported import demand.

U.S Product Exports to Latin America

Source: Drewry

In terms of tonne-mile demand, a notable development in the patterns of world refining over the last five years has been the shift towards crude oil producing regions developing their own refinery capacity, while at the same time, poor refinery margins have led to closures of refineries in the developed world, most notably in Europe and on the U.S. east coast. In this context it is already apparent that the closures of refining capacity in the developed world are prompting longer haul imports to cater for product demand, for instance on routes such as the West Coast India to the U.S. eastern seaboard and Europe. Refinery closures close to consuming regions elsewhere in the world will also help to support product import demand. For example, in Australia, trade from Singapore is expected to become increasingly important to compensate for the conversion of local producing refineries into storage depots. This would be part of a general increase in intra-Asian trade which is already boosting product tanker demand, something which may be further supported by expected closures in Japan (a result of new government standards).

As a result of the growth in trade and the changes in the location of refinery capacity, demand for product tankers expressed in terms of tonne-miles grew by a CAGR of 6% between 2004 and 2014. Generally growth in products trades and product tanker demand is more consistent and less volatile than crude oil trade.

Seaborne Product Trade and Ton Mile Demand

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non-specialised tanker between 10,000 dwt and 60,000 dwt, as well as coated and other “product-capable” vessels over 60,000 dwt. As of February 28, 2015 the world product tanker capable fleet consisted of 2,483 vessels with a combined capacity of 135.9 million dwt. Within the total tanker fleet MR vessels account for 32% of total ship numbers and in the global product tanker fleet they account for 76% of total ship numbers. MR vessels are considered the “workhorses” of the fleet.

As of February 28, 2015 the MR product tanker orderbook was 250 vessels totalling 11.2 million dwt. The MR orderbook as a percentage of the MR existing fleet in terms of dwt was 13.4%, compared with just under 50% in 2008. Based on scheduled deliveries, 6.3 million dwt of MR product tankers are due for delivery in the remainder of 2015 and a further 4.4 million dwt in 2016. However, in recent years the orderbook has been affected by the non-delivery of vessels or “slippage” as it is sometimes referred to. Current estimates suggest that in 2014, approximately 30% of vessels across the entire tanker orderbook scheduled for delivery in 2014 did not deliver during the year. Some of the non-delivery was a result or delays, either through mutual agreement or through shipyard problems, whilst some was due to vessel cancellations. Slippage is likely to remain an issue going forward and will continue to temper fleet growth.

The other factor that will affect future supply is vessel scrapping. The volume of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. In 2013, a total of 90 oil tankers of a combined 10.2 million dwt were sold for scrap, of which 39 tankers of approximately 1.7 million dwt were in the MR size range. Approximately 10.0 million dwt of oil tanker tonnage was scrapped in 2014, of which 30 tankers of approximately 1.1 million dwt were in the MR size range.

World Tanker Fleet & Orderbook: February 28, 2015

	Fleet		Size dwt	Orderbook				Orderbook Delivery Schedule (M Dwt)
Vessel Type/Class	Number	M Dwt		Number	M Dwt	% Fleet Dwt	2015	2016	2017	2018+
Crude Tankers
UL/VLCC	635	195.1	200,000+	93	29.0	14.9%	8.4	16.2	4.4	0
Suezmax	494	76.5	120,000-199,999	68	10.6	13.9%	2.1	4.4	3.5	0.6
Aframax (Uncoated)	629	67.6	80,000-119,999	43	4.8	7.1%	1.1	2.2	0.8	0.7
Panamax (Uncoated)	84	5.8	60,000-79,999	6	0.4	6.8%	0.2	0.2	0.0	0.0

Crude Tankers	1,842	345.0		210	44.8	13.0%	11.8	23	8.7	1.3

Long Range 2 (LR2)	262	28.4	80,000-119,999	66	7.4	26.1%	4.3	2.4	0.8	0.0
Long Range 1 (LR1)	329	24.1	60,000-79,999	40	2.9	12.1%	0.4	2.1	0.4	0.0

LR Product Tankers	591	52.5		106	10.3	19.6%	4.7	4.5	1.2	0

Medium Range (MR)
Coated IMO 2	599	26.5	25,000-59,999	39	1.4	5.3%	0.9	0.5	0.0	0.0
Coated IMO 3 & Non IMO	1,293	56.9	25,000-59,999	211	9.8	17.2%	5.4	3.9	0.5	0.0
Coated/Uncoated

Total MR	1,892	83.4		250	11.2	13.4%	6.3	4.4	0.5	0.0

Short Range	896	13.2	10,000-24,999	29	0.5	3.8%	0.4	0.1	0.0	0.0
Stainless Steel Tankers	577	12.5	10,000+	125	3.0	24.1%	0.6	1.3	1.0	0.1
Specialist Tankers	109	3.3	10,000+	25	0.8	24.4%	0.3	0.5	0	0

Total All Tankers	5,907	509.9		745	70.6	13.8%	24.1	33.8	11.4	1.4

Source: Drewry

The Product Tanker Freight Market

Between 2003 and 2007, the differential between demand and supply for tankers remained narrow and rates were generally very firm. Following the recession, tanker demand slowed, coinciding with substantial tonnage entering the fleet, driving earnings down until a recovery in late 2014. In January 2015, clean product tanker spot earnings averaged $21,200 per day, compared to a ten-year high of $42,099 per day.

MR Product Tanker Freight Rates

(US$ Per Day)

Source: Drewry

In January 2015 the estimated three year time charter rate for an MR was $15,250 per day, whilst the benchmark one year time charter rate was $15,000 per day. It should be noted that these rates are based on a standard MR vessel built circa 2010, and there is some evidence that more-recently built vessels constructed to particularly fuel-efficient “Eco” specifications are currently able to achieve an additional premium on these levels of up to 10%.

Asset Values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and 2007, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008, and in January 2015 the newbuilding price for an MR product tanker was estimated at $36.5 million.

The secondhand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Secondhand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. In January 2015 a five year old MR product tanker was estimated to have a value of $25.0 million.

MR Product Tankers: Freight Rate and Asset Value Summary

Period	Spot	Timecharter (US$/day)		Asset Prices (US$ million)
Averages	(US$/day)	1 Year	3 Year	Newbuild	5 Year Old
2004	27,828	19,029	16,540	35.4	34.8
2005	29,043	25,271	21,794	41.8	44.3
2006	25,609	26,792	21,675	46.8	47.1
2007	23,682	25,367	22,146	49.5	50.0
2008	21,156	23,092	21,500	52.1	51.0
2009	9,043	14,850	15,267	40.3	30.2
2010	10,568	12,388	13,646	35.9	26.4
2011	11,150	13,633	14,575	36.1	28.3
2012	11,142	13,325	14,500	33.2	25.2
2013	13,517	14,346	15,246	33.8	26.2
2014	10,485	15,000	15,417	36.9	26.6
Jan-15	21,200	15,000	15,250	36.5	25.0

2009-2014
5 Year Avg	11,084	13,708	14,630	35.9	27.3
5 Year Low	3,800	10,800	12,200	32.5	22.0
5 Year High	19,700	20,000	18,800	44.0	38.0

2004-2014
10 Yr Avg	18,274	18,809	17,680	40.5	36.3
10 Yr Low	3,800	10,800	12,200	31.0	22.0
10 Yr High	42,099	30,000	24,500	54.0	53.5

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

Chemical Tanker Demand

Demand for chemicals is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), chemical prices, feedstock costs and chemical production capacity. Given their industrial usage, chemical demand, and as a result demand for seaborne transport, is well-correlated with global GDP. Seaborne trade in chemicals is characterized by a wide range of individual cargoes and a relatively regionalized structure compared with crude and products. Given the geographical complexity and the diversity of cargoes involved and the way in which some cargoes are transported, estimating total seaborne trade in chemicals is difficult. Essentially, there are four main types of chemical transported by sea; organic chemicals, inorganic chemicals; vegetable oils and fats and other commodities such as molasses.

Seaborne Chemical Trades (1)

(Million Tons)

(1)	World seaborne tanker demand is measured in ton miles, which is volumes shipped by distance moved. The above does not take into account voyage distances.

Source: Drewry

The United States is the largest exporter of organic chemicals, accounting for approximately 25% of all exports, while China accounts for approximately one-third of total organic chemical imports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene and P-xylene. Inorganic chemical trade accounts for approximately 15-20% of total seaborne movements. They are not traded geographically as wide as organic chemicals and they also present several transport problems; not only are they very dense, they are also highly corrosive. Palm oil accounts for about half of this, with the next top two commodities in this sector traded by sea being soybean oil and sunflower seed oil.

From a regional perspective, activity is focused on three main geographical areas. Europe is a mature, established producing region, contributing over one quarter of total chemical production. Much of Europe’s production serves domestic requirements. This manifests itself in increased demand for short-sea services, rather than deep-sea trades. North American (predominantly the United States) manufacturers produce approximately one fifth of the major chemical products in the world. Although the majority of the United States’ production is for domestic use, particularly where gasoline additives are involved, the country also produces above domestic requirements, which results in significant export volumes.

In the U.S, the chemicals industry is likely to be affected by the e development of shale gas. Increased supplies of natural gas in the U. S. have already served to push down domestic gas prices and the fall in natural gas prices has had a beneficial impact on feedstock costs for the petrochemical industry. In particular, the cost of ethane has fallen significantly since 2011 thereby increasing the competiveness of the U.S. petrochemical industry within a global perspective. Accordingly, U.S. ethylene production costs have fallen to levels where the United States can now compete with Middle Eastern suppliers, and this opens up new opportunities to expand United States ethylene cracking capacity and subsequently petrochemical capacity. Ethylene cracker utilization in the United States has improved and prior to the recent fall in oil prices plans had been announced for a number of new petrochemical plants Ethylene is a precursor for many of the organic chemicals shipped by sea (e.g. ethylene dichloride, ethylene glycol), so increased production would lead to increased availability of downstream chemical products for export from the U. S.

Chemical Tanker Supply

Chemical tankers are characterized mainly by cargo containment systems which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products which are typically hazardous and easily contaminated, cargo segregation and containment is important.

Chemicals can only be carried in a tanker which has a current IMO Certificate of Fitness. The IMO regulates the carriage of chemicals by sea under the auspices of the International Bulk Chemical Code (IBC), which divides potentially dangerous cargoes into three categories, typically referred to as IMO 1, IMO 2 and IMO 3. Specific IMO conventions govern the requirements for particular tanks to be classified as each grading, which the pertinent features of each tank being the internal volume and its proximity to the sides and bottom of the vessel’s hull.

The carriage of 18 cargoes is restricted to IMO Type 1 classified vessels, while the majority of cargoes require IMO 2 vessels, including vegetable oils and palm oils. One concession to the IBC Code regulations is an allowance that IMO 3 tankers may carry other edible oils, an exemption introduced because of the tendency for such cargoes to be shipped in large bulk parcels. This often requires ships of up to MR size. Despite this exemption, these vessels are not ‘true’ chemical tankers in the general sense of the word, as they are not able to carry IMO 2 cargoes.

As well as defining the chemical tanker fleet in terms of IMO type, it is also possible to further define the fleet according to the degree of tank segregation, tank size and tank coating as detailed below.

•	Chemical parcel tankers: Over 75% of the tanks are segregated with an average tank size less than 3,000 cbm, all of which are stainless steel. A typical chemical parcel tanker might be IMO 2, 20,000 dwt and have twenty fully segregated tanks which are stainless steel

•	Chemical bulk tankers: Vessels with a lower level of tank segregations (below 75%), with an average tank size below 3,000 cbm, and with coated tanks. A typical chemical bulk tanker might be 17,000 dwt with 16 coated tanks but 8 segregations and be IMO 2.

Given the above, a broad definition of a chemical tanker is any vessel with a current IMO certificate of fitness with coated/and or stainless steel tanks and an average tank size of less than 3,000 cbm.

Overall, within the product and chemical tanker fleets it is important to recognise that there are a group of “swing” ships which can trade in either products or in chemicals, vegetable oils and fats. For example, a product tanker with IMO 2 certification may trade from time to time in easy chemicals such as caustic soda. Equally, an IMO 2 chemical tanker can in theory carry in products. The sector in which these “swing” ships trade will depend on a number of factors, with the main influences being the exact technical specifications of the ship; the last cargo carries; the state of the freight market in each sector and the operating policy of the ship owner/operator.

With an orderbook of 194 vessels of 5.1 million dwt of IMO 2 coated and stainless steel tankers as of February 28, 2015 the chemical tanker fleet is expected to remain at moderate levels over the next few years as demand growth is expected to remain in excess of supply growth and the scrapping of older vessels is expected to continue. In 2014, provisional data suggests that 62 chemical tankers totalling 1.4 million dwt were sent for demolition. In addition, chemical tankers are relatively complex vessel types to build and this increases the barriers to entry for shipyards and the pool of yards that owners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: February 28th 2014

		Fleet		Orderbook - Feb 2015			Orderbook Delivery Schedule (No. Ships)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2015	2016	2017	2018
Coated IMO 2	10,000+	869	18.2	60	1.8	9.9%	38	20	2	0

Stainless Steel	10,000+	572	12.4	134	3.3	26.6%	31	63	35	5

Total		1,441	30.6	194	5.1	16.7%	69	83	37	5

Source: Drewry

The Chemical Tanker Freight Market

Some 50% of all chemical movements are covered by COAs, while the spot market covers 35% to 40%. The remainder is made up by other charter arrangements and cargoes moved in tonnage controlled by exporters or importers. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, as fixing is often sporadic, or more often than not covered by contract business. For these reasons, the assessment of spot freight rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements. Following a general firming in rates throughout 2010 and 2011 after the decline in 2009, freight rates on most major trade lanes declined during 2012 as market sentiment eroded. In 2013 spot rates on most routes strengthened, but for much of 2014 the market was weak, as vessel supply outstripped demand.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values show a relationship to the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; secondhand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than MRs due to the lower volume of ordering and variation in specification, however prices are generally 20% to 25% lower than at the market peak in early 2008. Similarly, in the secondhand market, asset values in some cases have fallen by nearly 50% since 2008.

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

A variety of governmental, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include local port authorities, national authorities, harbor masters, classification societies, flag state administrations, labor organizations, charterers, terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our tankers. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, financial institutions, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards and these standards are expected to increase in stringency. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, and procedural compliance, together with continuous training of officers and crews to maintain compliance with applicable local, national and international environmental laws and regulations. Such laws and regulations frequently change and may impose increasingly strict requirements. We cannot predict the ultimate cost of complying with these or future requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation or other requirements that could negatively affect our business, results of operations or financial position.

International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships of 1973 (“MARPOL”), which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

In 2012, the IMO’s Marine Environmental Protection Committee (“MEPC”) adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Conditional Assessment Scheme (“CAS”). The amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (“ESP Code”), which provides for enhanced inspection programs, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005 and as subsequently revised, Annex VI sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration from incinerators installed after January 1, 2000 of specific substances. “Deliberate emissions” are not limited to times when the ship is at sea; they can, for example, include discharges occurring in the course of the ship’s repair and maintenance. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions known as Emission Control Areas (“ECAs”). Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which entered into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50%, effective January 1, 2012, then progressively to 0.50%, effective globally from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the United States Environmental Protection Agency (“EPA”), promulgated equivalent emissions standards in late 2009.

The United States and Canada requested the IMO designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as ECAs under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. The North American ECA came into force on August 1, 2012. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which was further reduced to 0.1% on January 1, 2015. On January 1, 2014, the United States Caribbean Sea was also designated an ECA.

As of January 1, 2013, amended Annex VI made mandatory certain measures relating to energy efficiency for ships in part to address greenhouse gas emissions. All new ships must utilize the Energy Efficiency Design Index (“EEDI”), and all ships must develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”).

If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or operational changes or otherwise increase the costs of our operations.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”) and the International Convention on Load Lines (“LL Convention”), which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The May 2012 SOLAS amendments that relate to the safe manning of vessels entered into force on January 1, 2014.

The IMO Legal Committee also adopted the 1996 Protocol to the Convention on Limitation of Liability for Maritime Claims (the “LLMC”), which specifies limits of liability for loss of life or personal injury claims and property claims against ship-owners. The limits of liability are periodically amended to adjust to inflation. Amendments to the LLMC, which were adopted in April 2012, are expected to go into effect on June 8, 2015.

Our operations are also subject to environmental standards and requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”), promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of safety and environmental protection policies setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our technical managers have obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

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

Pollution Control and Liability Requirements

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended (“CLC”), although the United States is not a party. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights (“SDR”). The limits on liability have since been increased. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s personal fault and under the 1992 Protocol where the spill is caused by the ship owner’s personal act or omission or by intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (the “Bunker Convention”), to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance, or other financial security, for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In 1996, the IMO International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (“HNS”), was adopted and subsequently amended by the 2010 Protocol. If it enters into force, the HNS Convention will provide for compensation to be paid out to victims of accidents involving HNS, such as chemicals. The HNS Convention introduces strict liability for the shipowner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS are defined by reference to lists of substances included in various IMO Conventions and Codes and include oils, other liquid substances defined as noxious or dangerous, liquefied gases, liquid substances with a flashpoint not exceeding 60°C, dangerous, hazardous and harmful materials and substances carried in packaged form, solid bulk materials defined as possessing chemical hazards, and certain residues left by the previous carriage of HNS. The HNS Convention introduces strict liability for the shipowner and a system of compulsory insurance and insurance certificates. However, the HNS Convention lacked the ratifications required to come into force. In April 2010, a consensus at the Diplomatic Conference convened by the IMO adopted the 2010 Protocol. Under the 2010 Protocol, if damage is caused by bulk HNS, compensation would first be sought from the shipowner. The 2010 Protocol has not yet entered into effect. It will enter into force 18 months after the date on which certain consent and administrative requirements are satisfied. While a majority of the necessary number of states has indicated their consent to be bound by the 2010 Protocol, the required minimum has not been met.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (“BWMS”). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages, which caps do not apply to direct clean-up costs. In July 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, self-insurance or a guaranty. We comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters; however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, in February 2014 the U.S. Bureau of Ocean Energy Management proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

We have and expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage or if our insurance providers were to not respond, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and U.S. Coast Guard (“USCG”) have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in United States waters. In March 2013 the EPA re-issued the VGP for another five years, which VGP took effect in December 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act (“NISA”), also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

However, as of January 1, 2014, vessels became technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

European Union Regulations

In October 2009, the European Union (the “EU”) amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

From January 2011, new EU legislation came into effect which bans from EU member states’ waters manifestly sub-standard vessels (vessels which have been detained twice by EU port authorities) and created obligations on EU member port states to inspect vessels using EU member ports annually, as well as increasing surveillance of vessels posing a high risk to maritime safety or the marine environment. The legislation also gave the EU port authorities great powers and control over classification societies, including the ability to request a suspension or revocation of any negligent societies continuing to have a right to retain their classification authority. In addition, new legislation also came into effect in January 2011 which introduced a ranking system displaying shipping companies which had low safety records. These records would be published on a public website updated daily. This ranking would be based upon the results of technical inspections carried out vessels and those shipping companies with positive safety records would be rewarded by being subjected to fewer inspections and in turn those shipping companies with safety or technical failings or shortcomings would be subjected to more frequent inspections.

The EU has adopted new low sulphur fuel legislation which came into effect from January 2015. This requires vessels to only burn fuel with a sulphur content which does not exceed 0.1% whilst they are in the territorial waters of EU member states, or EU exclusive economic zones, pollution control zones, or Sulphur Oxide Emissions Control Areas (“SOx Emissions Control Areas”). The IMO designated ECAs in other jurisdictions, such as the United States, and similar regulations also came into effect in January 2015, as discussed above under “International Maritime Organization–Air Emissions.”

Recently, the EU has adopted regulations in relation to recycling and management of hazardous materials on all ships and it is expected that such regulations will generally be effective from December 31, 2015 to December 31, 2018 (certain provisions coming into effect from December 31, 2014 and December 31, 2020 respectively). These recycling regulations apply to any vessels which flagged under an EU member. None of our vessels are flagged under an EU member state. However, even though a vessel is flagged in a country outside of the EU, the vessel will still have to keep a record on-board an inventory of any hazardous materials on vessels and be able to submit to the relevant authorities a copy of a statement of compliance verifying this inventory.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted by MEPC in July 2011. Currently operating ships are required to develop SEEMPs and minimum energy efficiency levels per capacity mile, outlined in the EEDI, apply to new ships. These requirements could cause us to incur additional compliance costs.

International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulation to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the United States Clean Air Act (“CAA”) and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate change legislation or other regulatory initiatives by the European Union, United States, IMO or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our businesses may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (“ILO”) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to protect ports and international shipping against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owners and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We, together with our technical managers, have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of International Association of Classification Standards and complies, as appointed, with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, and any special equipment classed are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and, where applicable, for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal or Special Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be inspected on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel’s classification status and constructed notation and other factors, this inspection can often be done afloat with minimal disruption to the vessel’s commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a condition of class or recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All our vessels are certified as being “in-class” by American Bureau of Shipping and Lloyds Register. In December 2013 the IACS adopted new harmonized Common Rules, which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All new and second-hand vessels that we purchase must be certified prior to their delivery to us. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, labor strikes and acts of God. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, and other regulations have made liability insurance more expensive for vessel owners and operators trading in the U.S. market and elsewhere. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular average and actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and is subject to a fixed deductible per accident or occurrence, but excluding actual or constructive total loss.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I Clubs”), and covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group of P&I Clubs (“International Group”). The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities.

Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. The pool provides a mechanism for sharing all claims in excess of $9.0 million up to approximately $7.5 billion. We are subject to calls payable to the associations based on its claim record, as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

C.	Organizational Structure

Please see Item 4.A (“Information on the Company—History and Development of the Company”) in this Annual Report for incorporation about our organizational structure. We have 32 wholly owned subsidiaries, a list of which is included as Exhibit 8.1 to this Annual Report.

D.	Property, Plant and Equipment

Other than our vessels, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced on June 1, 2011 and is for a period of ten years with an option to terminate the lease after five years. We have also entered into a new lease which commenced on January 1, 2015 with a third party for office space at Hamilton, Bermuda. This lease is for a period of one year with an option for three further terms of one year each. Payment under these leases is approximately $137,607 per annum.

As of March 16, 2015, a total of 17 of our vessels are subject to liens relating to our credit facilities.

Item 4.A	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

General

We are Ardmore Shipping Corporation, a company incorporated in the Republic of the Marshall Islands. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are commercially independent as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to our broad range of customers and commercial pool operators.

Our Charters

We generate revenues by charging customers for the transportation of their petroleum or chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual arrangements:

•

Time Charter. Vessels we operate and for which we are responsible for crewing and for paying other vessel operating expenses (such as repairs and maintenance, insurance, stores, lube oils, communication expenses) and technical management fees, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Commercial Pools. Our vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement.

•	Spot Charter. We arrange spot employment for our vessels in-house or through third-party chartering managers. We are responsible for all costs associated with operating the vessel, including vessel operating expenses and voyage costs.

The table below illustrates the primary distinctions among these types of charters and contracts.

	Time Charter	Commercial Pool	Spot Charter
Typical contract length	1 - 5 years	Indefinite	Single voyage
Hire rate basis (1)	Daily	Varies (daily rate reported)	Varies
Voyage expenses (2)	Charterer pays	Pool pays	We pay
Vessel operating costs (3)	We pay	We pay	We pay
Off-hire (4)	We pay	We pay	We pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(3)	“Vessel operating costs” are costs of operating a vessel that are incurred during a charter, including costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees .
(4)	“Off-hire” refers to the time a vessel is not available for service, due primarily to scheduled and unscheduled repairs or drydocking.

A.	Operating Results

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Vessel Revenues. Vessel revenues primarily include revenues from time charters, spot charters and commercial pooling arrangements. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business among vessels on time charter, spot charter and vessels in pools. Revenues from vessels in pools or employed in the spot market are more volatile, as they are typically tied to prevailing market rates.

Voyage Expenses. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate TCE rates (as defined below).

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

Drydocking. We must periodically drydock each of our vessels for inspection, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

Depreciation. Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. We depreciate our vessels over an estimated useful life of 25 years on a straight line basis to their residual scrap value. The rate we use to calculate the residual scrap value is $300 per lightweight ton.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure relates to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent (“TCE”) Rates. TCE rates are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by subtracting voyage expenses from voyage revenues and dividing the net amount (time charter equivalent revenues) by the number of days in the period. In the case of time charters or commercial pool employment, the TCE will generally equal the charter rate or daily pool rate.

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

Operating Days. Operating days are the number of days our vessels are in operation during the year. Where a vessel is under our ownership for a full year, operating days will generally equal calendar days. Days when a vessel is in drydock are included in the calculation of operating days, as we incur operating expenses while in drydock.

Net Voyage Revenues. Net voyage revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under U.S. GAAP.

Commercial Pools. To increase vessel utilization and thereby revenues, we participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

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

Recent Fleet Growth

Our current fleet consists of 24 double-hulled product and chemical tankers and is comprised of 17 vessels in operation and seven newbuilding vessels on order. We expect deliveries of our newbuilding vessels throughout 2015. We acquired ten of our vessels as second-hand vessels, all of which we have upgraded to increase efficiency and improve performance. In 2011, 2013 and 2014, we paid an aggregate of $56.8 million, $144.6 million and $209.7 million, respectively, for vessel acquisitions, vessel equipment and newbuilding orders. In 2012, we did not acquire any vessels and paid $14.9 million for vessel upgrades and progress payments for vessels under construction.

As of December 31, 2010, our operating fleet consisted of four vessels, being the Ardmore Seafarer, Ardmore Seamaster, Ardmore Seatrader and Ardmore Centurion. In June and July 2011, we took delivery of the Ardmore Calypso and the Ardmore Capella. In February and June 2013, we took delivery of the Ardmore Seavaliant and Ardmore Seaventure. In 2014, we took delivery of the following six vessels:

•	January 2014: Ardmore Seavantage;

•	February 2014: Ardmore Seamariner and Ardmore Seavanguard;

•	June 2014: Ardmore Endeavour;

•	July 2014: Ardmore Sealifter; and

•	August 2014: Ardmore Sealeader.

In January 2015, we took delivery of the Ardmore Cherokee and in February 2015, we took delivery of the Ardmore Dauntless and Ardmore Defender.

Operating Results

The following tables present our operating results for the years ended December 31, 2014 and 2013.

Statement of Operations for the Year Ended December 31, 2014 and December 31, 2013

	Year Ended
INCOME STATEMENT DATA	Dec. 31, 2014	Dec 31, 2013	Variance	Variance (%)
REVENUE
Revenue	$67,326,634	35,867,356	31,459,278	87.7%

OPERATING EXPENSES
Commissions and voyage related costs	7,004,045	2,523,842	(4,480,203)	-177.5%
Vessel operating expenses	29,447,876	18,215,487	(11,232,389)	-61.7%
Depreciation	14,854,885	8,388,208	(6,466,677)	-77.1%
Amortization of deferred dry dock expenditure	2,031,100	1,420,814	(610,286)	-43.0%
General and administrative expenses	8,178,666	5,669,935	(2,508,731)	-44.2%

Total operating expenses	61,516,572	36,218,286	(25,298,286)	-69.8%

	Year Ended
INCOME STATEMENT DATA	Dec. 31, 2014	Dec 31, 2013	Variance	Variance (%)
Profit/(loss) from operations	$5,810,062	(350,930)	6,160,992	1,775.6%

Interest expense and finance costs	(4,119,283)	(3,464,006)	(655,277)	-18.9%
Interest income	16,444	6,059	10,385	171.4%

Profit/(loss) before taxes	1,707,223	(3,808,877)	5,516,100	144.8%

Income tax	(46,749)	(33,726)	(13,023)	-38.6%

Net profit/(loss)	$1,660,474	(3,842,603)	5,503,077	143.2%

Revenue. Revenue for the year ended December 31, 2014 was $67.3 million, an increase of $31.4 million from $35.9 million for the year ended December 31, 2013. Revenue days on owned vessels increased by 1,631 days from 2,649 days for the year ended December 31, 2013 to 4,280 days for the year ended December 31, 2014. The increase primarily relates to the deliveries of six vessels (the Ardmore Seavantage, Ardmore Seamariner, Ardmore Seavanguard, Ardmore Endeavour, Ardmore Sealifter and Ardmore Sealeader) which commenced trading on January 18, February 1, February 17, June 25, July 22 and August 21, 2014 respectively. In addition, three vessels (the Ardmore Endeavour, Ardmore Sealifter and Ardmore Sealeader) were employed under a spot chartering arrangement, where voyage expenses are borne directly by us and, thus, revenue is recognized on a gross freight basis. Fleet TCE rates increased in the year ended December 31, 2014, to $14,393 per day as compared to $12,850 per day for the year ended December 31, 2013.

Commissions and voyage related costs. Commissions and voyage related costs for the year ended December 31, 2014 were $7.0 million, an increase of $4.5 million from $2.5 million for the year ended December 31, 2013. This increase is due to additional revenue days as a result of the vessel deliveries in 2014. In addition, the employment of three recently acquired vessels under spot chartering arrangement also increased the commissions and voyage related costs. Under a spot chartering arrangement, all voyage expenses are borne by us, as opposed to the charterer.

Vessel operating expenses. Vessel operating costs were $29.4 million for the year ended December 31, 2014, an increase of $11.2 million from $18.2 million for the year ended December 31, 2013. Vessel operating expenses are based primarily on the number of operating days in the period. Operating days were 4,402 days for the year ended December 31, 2014 as compared to 2,703 days for the year ended December 31, 2013. Fleet operating costs per day, including technical management fees, were $6,556 for the year ended December 31, 2014, as compared to $6,531 for the year ended December 31, 2013

Depreciation. Depreciation expense was $14.9 million for the year ended December 31, 2014, an increase of $6.5 million from $8.4 million for the year ended December 31, 2013. This increase is a result of the vessel deliveries in 2014, with the average number of owned vessels for the year ended December 31, 2014 being 12.1 as compared to 7.4 for the year ended December 31, 2013.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the year ended December 31, 2014 was $2.0 million, an increase of $0.6 million from $1.4 million for the year ended December 31, 2013. This increase is primarily due to scheduled drydockings occurring across the fleet in 2014.

General and administrative expenses. General and administrative expenses were $8.2 million for the year ended December 31, 2014, as compared to $5.7 million for the year ended December 31, 2013. This increase was primarily the result of an increase in non-cash, share based compensation expense included in general and administrative expenses from $0.6 million for the year ended December 31, 2013 to $1.4 million for the year ended December 31, 2014, and increased expenses as a consequence of being a public company for a full year in 2014. A significant portion of our general and administrative costs are incurred in Euros. These expenses are susceptible to foreign currency movements between U.S. dollars and Euros. However, we do not expect the impact of any fluctuations in foreign currency to have a material impact on us.

Interest expense. Interest expense for the year ended December 31, 2014 was $4.1 million as compared to $3.5 million for the year ended December 31, 2013. Interest costs on senior debt were $4.9 million for the year ended December 31, 2014, an increase of $1.8 million from $3.1 million for the year ended December 31, 2013. Interest incurred on capital leases was $2.2 million for the year ended December 31, 2014 as compared to $1.7 million for the year ended December 31, 2013. Amortized deferred finance fees for the year ended December 31, 2014 were $0.9 million, as compared to $0.8 million for the year ended December 31, 2013, primarily due to higher borrowing amounts related to additional vessels.

We capitalize interest costs that are attributable to amounts advanced for vessels under construction. Where a loan is directly attributable to vessels under construction, we capitalize this interest in full. Where we have not financed the advances for vessels under construction with a loan, we attribute capitalized interest to these amounts based on the weighted average interest rate for the period (“capitalized interest”). Total capitalized interest was $3.9 million for the year ended December 31, 2014, an increase of $1.8 million from $2.1 million for the year ended December 31, 2013. Capitalized interest increased in 2014 in line with deposits paid for Ardmore’s current vessels on order.

Statement of Operations for the Years Ended December 31, 2013 and December 31, 2012

INCOME STATEMENT DATA	For the years ended
	Dec 31, 2013	Dec 31, 2012	Variance	Variance (%)
REVENUE
Revenue	$35,867,356	25,172,654	10,694,702	42.5%
OPERATING EXPENSES
Commissions and voyage related costs	2,523,842	789,149	(1,734,693)	-219.8%
Vessel operating expenses	18,215,487	14,598,071	(3,617,416)	-24.8%
Charter hire costs	—	1,699,943	1,699,943	100.0%
Depreciation	8,388,208	6,195,416	(2,192,792)	-35.4%
Amortization of deferred drydock expenditure	1,420,814	441,491	(979,323)	-221.8%
General and administrative expenses	5,669,935	2,975,139	(2,694,796)	-90.6%

Total operating expenses	36,218,286	26,699,209	(9,519,077)	-35.7%

Profit/(loss) from operations	(350,930)	(1,526,555)	1,175,625	77.0%

Interest expense and finance costs	(3,464,006)	(2,966,014)	(497,992)	-16.8%
Interest income	6,059	4,713	1,346	28.6%

Profit/(loss) before taxes	(3,808,877)	(4,487,856)	678,979	15.1%

Income tax	(33,726)	(51,237)	17,511	34.2%

Net profit/(loss)	$(3,842,603)	(4,539,093)	696,490	15.3%

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

Commissions and voyage related costs. Commissions and voyage related costs for the year ended December 31, 2013 were $2.5 million, an increase of $1.7 million from $0.8 million for the year ended December 31, 2012. This increase is due to increases in revenue days and also voyage expenses related to the Ardmore Centurion’s employment in a spot chartering arrangement as of August 3, 2013, where all voyage expenses were borne by us.

Vessel operating expenses. Vessel operating costs were $18.2 million for the year ended December 31, 2013, an increase of $3.6 million from $14.6 million for the year ended December 31, 2012. These costs primarily comprise crew, technical, lube oil, and insurance expenses. The operating expenses are based on the number of operating days in the year. Operating days for our owned vessels were 2,703 days for the year ended December 31, 2013 as compared to 2,196 for the year ended December 31, 2012.

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

General and administrative expenses. Total general and administrative expenses were $5.7 million for the year ended December 31, 2013, as compared to $3.0 million for the year ended December 31, 2012. $0.7 million was incurred in relation to our IPO that was expensed as incurred. Non-cash share based compensation expense included in general and administrative expenses for the year ended December 31, 2013 was $0.6 million as compared to $0.01 million for the year ended December 31, 2012. The remaining increase is due to increased expenses as a consequence of being a public company.

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

We capitalize interest costs that are attributable to amounts advanced for vessels under construction. Where a loan is directly attributable to vessels under construction, we capitalize this interest in full. Where we have not financed the advances for vessels under construction with a loan, we attribute capitalized interest to these amounts based on the weighted average interest rate for the period (“capitalized interest”). Total capitalized interest was $2.2 million for the year ended December 31, 2013, an increase of $1.7 million from $0.5 million for the year ended December 31, 2012.

B.	Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at December 31, 2014, our total cash and cash equivalents was $59.9 million, an increase of $3.0 million from December 31, 2013. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that reduces the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and capital leases are described in Item 18 – Financial Statements: Notes 9 (“Debt”) and 10 (“Capital leases”) to our consolidated financial statements included in this Annual Report. Our credit facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our credit facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our credit facilities require us to maintain various financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2014, we were in compliance with all covenants relating to our credit facilities.

Cashflow Data for the Years Ended December 31, 2014, December 31, 2013 and December 31, 2012

CASH FLOW DATA	For the years ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Net cash provided by operating activities	$12,421,127	8,120,173	3,985,253
Net cash used in investing activities	(209,741,529)	(144,637,558)	(14,941,514)
Net cash provided by financing activities	$200,339,153	178,044,107	20,830,080

Cash provided by operating activities

Changes in net cash flow from operating activities primarily reflect changes in fleet size, fluctuations in spot tanker rates, changes in interest rates, fluctuations in working capital balances, and the timing and the amount of drydocking expenditures, repairs and maintenance activities. Our exposure to the highly cyclical spot tanker market and the growth of our fleet have contributed significantly to historical fluctuations in operating cash flows.

For the year ended December 31, 2014, cash flow provided by operating activities was $12.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) resulted in a cash inflow of $20.8 million. Changes in operating assets and liabilities resulted in an outflow of $3.5 million and drydock payments were $4.9 million.

For the year ended December 31, 2013, cash flow provided by operating activities was $8.1 million. Net profit (after adding back depreciation, amortization and other non-cash items) resulted in a cash inflow of $7.3 million. Changes in operating assets and liabilities contributed an inflow of $1.1 million and drydock payments were $0.2 million.

For the year ended December 31, 2012, cash flow provided by operating activities was $4.0 million. The net profit (after adding back depreciation, amortization and other non-cash items) resulted in an inflow of $2.4 million. Changes in operating assets and liabilities accounted for an inflow of $4.6 million and drydock payments were $3.0 million.

Cash used by investing activities

For the year ended December 31, 2014, net cash used in investing activities was $209.7 million. Investment in second-hand vessels, the completion of vessels and vessel equipment was $152.2 million. Payments made during the year for vessels still under construction at December 31, 2014 were $57.5 million. In addition to these outflows, we spent $0.06 million on other assets for the year ended December 31, 2014, which primarily relates to expenditure on IT infrastructure and further office fit out.

For the year ended December 31, 2013, net cash used in investing activities was $144.6 million. Investment in second-hand vessels, the completion of vessels and vessel equipment was $63.5 million. Payments for vessels still under construction at December 31, 2013 were $81.1 million, due to new orders placed within the year. In addition to these outflows, we spent $0.07 million on other assets for the year ended December 31, 2013, which primarily relates to expenditure on IT infrastructure and further office fit out.

For the year ending December 31, 2012, net cash used in investing activities was $14.9 million. Investment in second-hand vessels, the completion of vessels and vessel equipment was $1.3 million. Payments made during the year for vessels still under construction at December 31, 2012 were $13.6 million, and we spent $0.05 million on other assets for the year ended December 31, 2012.

Cash provided by financing activities

For the year ended December 31, 2014, the net cash provided by financing activities was $200.3 million. Drawdowns of senior debt totalled $128.6 million and repayments of senior debt totalled $12.8 million. Repayments of the capital lease arrangement amounted to $1.6 million in 2014. We also incurred $5.7 million of deferred finance charges for senior loan facilities, along with commitment fees payable in respect of financing committed for vessels under construction. Gross proceeds from our equity public offering in March 2014 were $108.7 million, which was partially offset by $6 million of offering related expenses. Quarterly dividends paid during 2014 were $9.6 million. Payments for repurchases of our common shares pursuant to our share repurchase plan were $1.3 million.

For the year ended December 31, 2013, the net cash provided by financing activities was $178.0 million. Drawdowns of senior debt totalled $47.0 million and repayments of senior debt totalled $25.3 million. Total proceeds and repayments of a capital lease arrangement amounted to $31.5 million and $1.1 million respectively.

We also incurred $1.3 million of deferred finance charges for a senior loan facility that had not been drawn down at year end, along with commitment fees payable in respect of other financing committed for vessels under construction. Gross proceeds from our IPO amounted to $140.0 million, which was offset by $11.6 million of IPO related expenses. We paid a total dividend on November 20, 2013 of $1.2 million with respect to the quarter ended September 30, 2013.

For the year ended December 31, 2012, the net cash provided by financing activities was $20.8 million. Drawdowns of senior debt totalled $38.7 million and repayments in association with drawn down debt was $37.2 million. We repaid a short term revolving credit facility of $30.3 million and we also incurred $1.7 million of deferred finance charges for senior loan facilities that had not been drawn down at year end. Additional paid in capital received from GA Holdings was $51.3 million.

Capital Expenditures

Drydock

Four of our vessels completed drydock surveys in 2014. The drydocking schedule for our vessels that were in operation as of December 31, 2014 is as follows:

	For the years ended December 31
	2015	2016	2017	2018	2019
Number of vessels in drydock (excluding in-water surveys)	3	3	3	4	5

We will continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys are a component of our vessel operating costs.

Newbuildings

As of March 16, 2015, we had 7 vessels on order, with deliveries scheduled throughout the remainder of 2015. We have committed financing in place for all of the remaining newbuildings, subject to certain conditions.

Upgrades

We intend to continue our investment program for vessel upgrades where possible to maintain operational efficiency, optimum commercial performance and preservation of asset value.

Dividends

Since our IPO in August 2013, we have paid a regular quarterly dividend on our shares of common stock equal to $0.10 per share, proportionately adjusted for the quarter ended September 30, 2013. We currently intend to continue to pay our shareholders quarterly dividends of $0.10 per share, or $0.40 per share per year.

Share Repurchase Plan

On November 4, 2014, we announced that our board of directors approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years from November 12, 2014. We expect to repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares, and at any time we may suspend, delay or discontinue the share repurchase plan.

During the year ended December 31, 2014, we repurchased 119,400 shares at a weighted-average price of $10.71 per share (including fees and commission of $0.02 per share) for a total of $1.3 million.

C.	Research and Development, Patent and Licences, etc.

Not applicable

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which primarily depend on the demand and supply dynamics characterizing the tanker market at any given time. The oil tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. For other trends affecting our business, please see the other discussions above in this “Item 5–Operating and Financial Review and Prospects”.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations on vessel finance, newbuild commitments and certain other obligations as at December 31, 2014. As of that date, we had no such obligations or commitments due after the year ending December 31, 2021.

	FY 2015	FY 2016 - 2018	FY 2019 - 2021	Total
Vessels under construction	$216,409,410	—	—	216,409,410
Debt and Capital Leases	21,097,909	114,712,132	97,718,556	233,528,597
Interest expense(1)	9,417,263	20,902,632	6,371,665	36,691,560
Loan commitment fees	1,071,969	—	—	1,071,969
Office space	137,607	42,336	—	179,943

	$248,134,158	135,657,100	104,090,221	487,881,479

(1)	The interest expense on our loans is variable and based on LIBOR. The amounts in the above schedule were calculated using an interest swap rate of 0.4%, plus a margin of 3.41% which is the weighted average margin on our senior loan facilities.

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

The significant judgments and estimates we apply are as follows:

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

Revenues and voyage expenses of our vessels operating in commercial pooling arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The formulas used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. We account for our vessels’ share of net pool revenue on the allocated time charter equivalent on a monthly basis. Net pool revenues due from the pool are included in trade receivables.

Revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis (i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage), provided an agreed irrevocable charter between us and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters is not recognized until a charter has been agreed, even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.

Share-Based Compensation. We grant share-based payment awards, such as restricted stock units, as incentive-based compensation to certain employees. We granted Stock Appreciation Rights (“SARs”) to certain employees and officers in August 2013, March 2014 and June 2014. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted, which we calculate according to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 718, Compensation—Stock Compensation (“ASC 718”). Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the award, volatility and dividend yield, and making certain other assumptions about the award.

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

Vessel impairment. Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected offhire and scrap values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of internally forecasted rates that are consistent with forecasts provided to senior management and our board of directors, and the trailing 10-year historical average one-year time charter rates, based on average rates published by maritime researchers. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and 10-year historical average rates calculated as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Utilization is based on historical levels achieved and estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by a significant degree. If charter rates were to be at depressed levels, future assessments of vessel impairment would be adversely affected.

In recent years, the market values of vessels have experienced particular volatility, with substantial declines in many of the charter-free market values, or basic market values, of various vessel classes. As a result, our vessels may have declined below those vessels’ carrying values, even though we did not impair those vessels’ carrying values under our impairment accounting policy. This is due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Our estimates are based on the estimated market values for our vessels that we have received from independent ship brokers, reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values, and news and industry reports of similar vessel sales. Vessel values are highly volatile and as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table below indicates the carrying value of each of our owned vessels as of December 31, 2014 and 2013, at which time we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2014, and accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, drydock, upgrades, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of secondhand vessels are not presented in the table below.

	Built	DWT	Carrying Value Dec 31, 2014	Carrying Value Dec 31, 2013
Ardmore Seavaliant	2013	49,998	$37,029,009	38,494,348
Ardmore Seaventure	2013	49,998	37,706,584	39,171,535
Ardmore Seavantage	2014	49,997	39,006,544	—
Ardmore Seavanguard	2014	49,998	39,142,171	—
Ardmore Endeavour	2013	49,997	35,497,737	—
Ardmore Seafarer	2004	45,744	21,531,464	22,219,081
Ardmore Seatrader	2002	47,141	18,820,205	20,466,413

	Built	DWT	Carrying Value Dec 31, 2014	Carrying Value Dec 31, 2013
Ardmore Seamaster	2004	45,840	$21,990,046	22,102,978
Ardmore Seamariner	2006	45,726	22,421,449	—
Ardmore Sealeader	2008	47,463	23,449,705	—
Ardmore Sealifter	2008	47,472	22,831,489	—
Ardmore Centurion	2005	29,006	19,044,680	18,961,493
Ardmore Calypso	2010	17,589	19,719,305	18,987,607
Ardmore Capella	2010	17,567	17,657,252	18,401,311

Total			$375,847,640	198,804,766

We estimate that the aggregate carrying value of these vessels exceeded their aggregate basic market value by approximately $16.4 million as of December 31, 2014 and $3.8 million as at December 31, 2013. We believe that three of our vessels’ carrying values exceeded the basic market value as of December 31, 2014 and that four of our vessels’ carrying value exceeded the basic market value as of December 31, 2013. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 10% reduction in forecasted vessel utilization and a 10% reduction in time charter rates and in each scenario the future undiscounted cash flows significantly exceeded the carrying value of each of our vessels.

Contingencies. Claims, suits and complaints arise in the ordinary course of our business. We provide for contingent liabilities when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated.

Financial instruments. We believe that the carrying values of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheet for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

Recent Accounting Pronouncements

Please see Note 2.4 “Recent accounting pronouncements” to our consolidated financial statements included in this Annual Report for a description of recently issued accounting pronouncements that may apply to us.

G.	Safe Harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled “Forward-Looking Statements” in this Annual Report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of seven directors. Each director elected holds office for a three-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is as follows: Class I directors serve for a term expiring at the 2017 annual meeting of shareholders, Class II directors serve for a term expiring at the

2015 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2016 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Hamilton House, 10 Queen Street, Suite 102, Hamilton HM11, Bermuda.

Name	Age	Class	Position
Mr. Reginald Jones	55	III	Chairman and Director, Chairman of the Nominating and Corporate Governance Committee, Chairman of the Compensation Committee
Mr. Anthony Gurnee	55	II	President, Chief Executive Officer, and Director
Mr. Brian Dunne	48	III	Director, Chairman of the Audit Committee, Member of the Nominating and Corporate Governance Committee
Mr. Niall McComiskey	34	II	Director, Member of the Nominating and Corporate Governance Committee, Member of the Audit Committee
Dr. Peter Swift	70	I	Director, Member of the Compensation Committee
Mr. Alan Robert McIlwraith	59	II	Director, Member of the Audit Committee
Mr. Albert Enste	56	I	Director, Member of the Compensation Committee
Mr. Mark Cameron	49	N/A	Executive Vice President and Chief Operating Officer
Mr. Paul Tivnan	35	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Mr. Gernot Ruppelt	33	N/A	Senior Vice President, Chartering and Business Development

Biographical information with respect to each of our directors and executive officers is set forth below.

Reginald Jones is our Chairman and a director. Mr. Jones has been the Chairman and a director of Ardmore since 2010. Mr. Jones is a co-founder and Managing Partner of Greenbriar Equity Group LLC. Prior to founding Greenbriar in 1999, Mr. Jones spent 13 years at Goldman, Sachs & Co., where he was a Managing Director and Group Head of global transportation investment banking. During his time there, Mr. Jones managed a number of the firm’s largest corporate clients and led the execution of significant transactions related to mergers and acquisitions, equity and debt financings, leveraged buyouts, recapitalizations, and principal investments. Prior to Goldman Sachs, he worked as a consultant at Bain & Company. Mr. Jones earned a BA from Williams College and an MBA from the Harvard Business School.

Anthony Gurnee has been our President, Chief Executive Officer and a director of Ardmore since 2010. Between 2006 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the US Navy, including a tour with naval intelligence. He is a graduate of the US Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers.

Brian Dunne is a director of Ardmore. Mr. Dunne has served as a director of Ardmore since June 2010. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.) Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a non-executive director or Chairman of a number of private companies, including subsidiaries of Aviva plc in Ireland, Ark Life Assurance Company Limited, Aergen Aviation Limited and Rainmaker Business Technologies Limited. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from the University College Dublin.

Niall McComiskey is a director of Ardmore. Mr. McComiskey was appointed as a director of Ardmore in March 2011. Mr. McComiskey is also a Director at Greenbriar Equity Group LLC. Prior to joining Greenbriar, Mr. McComiskey was a Vice President at HSH Nordbank AG from 2004 to 2006, where he led many of the firm’s investment activities in the transportation sector. Previously, Mr. McComiskey worked in the Mergers and Acquisitions Group at Deutsche Bank AG. Mr. McComiskey holds a BA in economics from Yale University. He also serves as a director of Grakon International, Inc.

Peter Swift has served as a director of Ardmore since its IPO. Dr. Swift has had a distinguished career spanning 45 years in the maritime industry, and is presently serving in non-profit and charitable directorships, including acting as the Chairman of the Maritime Piracy Humanitarian Response Programme, as a Member for both the American Bureau of Shipping and the IMO Committee of the Royal Institution of Naval Architects, and as a Director of the Maritime Industry Foundation. Dr. Swift was previously the Managing Director of INTERTANKO from 2000 to 2010 and a Director of Seascope Shipping Limited from 1999 to 2001. He was employed by Royal Dutch Shell from 1975 to 1999 in a range of commercial and technical roles. He was a visiting lecturer and Director for Marine Transport Economics at University of Michigan from 1970 to 1975, and was previously a naval architect for Swan Hunter. Dr. Swift holds a PhD in Transport Economics, an MS in Engineering degree from the University of Michigan, and a BS in Naval Architecture from the University of Durham. He is a Chartered Engineer and a Fellow of the Royal Institution of Naval Architects.

Robert McIlwraith has served as a director of Ardmore since its IPO. Mr. McIlwraith has been an owner of Redwood Management Consultants since April 2011 and has served as Chairman of the Exeter Initiative for Science and Technology (ExIST) since June 2011. He has also served as Chairman of the Trustees of AmSafe Bridport Pension Scheme since 2000, has been teaching Accounting and Finance and Management Studies at INTO University of Exeter since January 2011, became a chamber member at the Exeter Chamber of Commerce and Industry in April 2013, and has served as a Trustee of Sidmouth Hospiscare since 2011. He previously served as the President of Align Aerospace France from October 2011 to August 2012 and as a Managing Director and Executive Vice President for the global aerospace and defense business Amsafe from 1998 to 2011. Prior to joining AmSafe, from 1992 to 1998, Mr. McIlwraith was Managing Director of MBM Technology, a subsidiary of Morgan Crucible plc, worked at Rolls Royce plc as a senior development engineer from 1979 to 1984, and completed a five year apprenticeship at the British Steel Corporation as a design draughtsman. Mr. McIlwraith earned his Bachelor’s degree in Mechanical Engineering from Cardiff University and is a Chartered Engineer and a Member of the Institution of Mechanical Engineers.

Albert Enste has served as a director of Ardmore since its IPO. Mr. Enste currently serves as an active partner and Managing Director of both Enste & American Investors Holding Gmbh and Federnfabrik Schmid AG. He also currently serves on the boards of People Guard USA and Federnfabrik Schmid AG Switzerland. Between 2006 and 2011, Mr. Enste served as the Vice President and General Manager of International Business at Electro-Motive Diesel, Inc. From 2000 to 2001, Mr. Enste headed worldwide locomotive sales as Vice President of Locomotives at DaimlerChrysler Rail Systems ADtranz and continued to hold this position, as well as that of Senior Director until 2006 with Bombardier Transportation after they acquired DaimlerChrysler Rail Systems

ADtranz. Mr. Enste started his career in 1985 with Siemens AG, holding various positions in its automotive and automation groups until 1999. Mr. Enste holds a Master of Engineering from the Technical University of Munich.

Mark Cameron is the Executive Vice President and Chief Operating Officer for Ardmore. Mr. Cameron joined Ardmore as Executive Vice President and Chief Operating Officer and was appointed an alternate director in June 2010. From 2008 to 2010, Mr. Cameron served as Vice President, Strategy and Planning for Teekay Marine Services, Teekay Corporation’s internal ship management function. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine and later AP Moller, including time served onboard bulk carriers, salvage tugs, tankers, general cargo, reefer and container ships. Mr. Cameron has held a number of senior management roles ashore specializing in integrating acquisitions covering all facets of ship management, as well as sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision.

Paul Tivnan has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Ardmore since June 2010. He previously was employed at Ernst & Young most recently and was Senior Manager in its Financial Services Tax Advisory Services department from 2009 to 2010. He was also a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS in Accounting, each from Dublin City University. He is an Associate of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

Gernot Ruppelt is our Senior Vice President, Chartering and Business Development. Mr. Ruppelt joined Ardmore as Director, Chartering and Business Development in 2013 and was appointed to his current position as Senior Vice President in December 2014. Mr. Ruppelt brought to Ardmore 12 years of commercial experience in the maritime business. From 2008 to 2013, he worked as a Tanker Broker at Poten & Partners, New York. During his time at Poten & Partners, Mr. Ruppelt brokered longer term deals for crude oil, product and chemical tankers working on behalf of ship-owners and operators, oil traders, refineries and oil companies. From 2001 to 2008 he worked for Maersk Broker and AP Moller—Maersk in Copenhagen, Singapore and Germany. As a broker at Maersk, Mr. Ruppelt concluded container ship contracts for third party business, and he also spent several years at Maersk’s liner organization, most recently as Trade Manager for their Pacific Eastbound trade. He is a member of the Institute of Chartered Shipbrokers in London. He also completed the two-year “Maersk International Shipping Education” program and graduated from Hamburg Shipping School.

B.	Compensation of Directors and Senior Management

We paid $1,654,307 in aggregate compensation to members of our senior executive officers in 2014, which includes the grant date fair value of awards granted to them in 2014 under our equity incentive plan, calculated in accordance with ASC 718 (but excluding the effect of any forfeitures). Each of our non-employee directors annually receives cash compensation in the aggregate amount of $35,000, plus an additional fee of $12,500 for each committee for which a director serves as Chairman, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chairman receives an additional $25,000 per year. We paid $291,575 in aggregate compensation to our directors in 2014, which includes stock-based compensation (based on the grant date fair value of awards granted to them during the year calculated in accordance with ASC 718, but excluding the effect of any forfeitures). Our officers and directors are eligible to receive awards under our equity incentive plan, which is described below under “—Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with those of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect that a meaningful component of the compensation packages for our directors and management consist of equity interests in our shares in order to provide them on an on-going basis with meaningful ownership in Ardmore.

Equity Incentive Plan

We currently have an equity incentive plan, the 2013 Equity Incentive Plan (the “plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which awards may at any time be granted under the plan will not exceed 8% of the issued and outstanding shares of our common stock at the time of issuance of the award. The plan is administered by the compensation committee of our board of directors.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

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

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and the plan administrator may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of the grantee. Shareholder approval of plan amendments may be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

Stock Appreciation Rights

As of December 31, 2014, ASC has granted 1,105,838 SARs to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of Ardmore’s common stock, based on the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR. The weighted average exercise price for the SARs outstanding as of December 31, 2014 was $13.99 (2013: $14.00).

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

As of December 31, 2014 there have been three issuances of SARs; August 2013 (1,078,125 units), March 2014 (22,118 units) and June 2014 (5,595 units). The first SARs awards are scheduled to vest and become exercisable ratably over five years from the date of grant of the SAR award (i.e., 20% of the shares covered by the SAR award will vest on each of the first five anniversaries of the grant date), and the second and third SARs awards are scheduled to vest and become exercisable ratably over three years from the date of grant of the SAR award (i.e., 33% of the shares covered by the SAR award will vest on each of the first three anniversaries of the grant date), subject to, and conditioned upon, the grantee’s continued service as an employee, officer or director of us or one of our subsidiaries or affiliates. However, no portion of a SAR award will be exercisable prior to July 31, 2016 unless the fair market value of a share of our common stock is equal to more than two times the SAR’s per share exercise price and has remained above such amount for 30 consecutive days. The SAR awards may receive accelerated vesting in cases of termination of service due to death or disability or in connection with a change of control of the Company. The SAR awards have a term of seven years from the date of grant and in no event will the SAR be exercisable to any extent following the seventh anniversary of the grant date. The SAR awards are subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in the equity incentive plan document. Please see Note 18 “Share based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards.

C.	Board Practices

Our board of directors currently consists of seven directors, four of whom, Brian Dunne, Peter Swift, Alan Robert McIlwraith and Albert Enste, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our Audit Committee consists of Brian Dunne, as Chairman, Alan Robert McIlwraith and Niall McComiskey. Our board of directors has determined that Mr. Dunne qualifies as an Audit Committee financial expert as such term is defined under SEC rules. Mr. McComiskey, a non-independent member of our board of directors, is an observer and does not have voting rights on the Audit Committee. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Nominating and Corporate Governance Committee consists of Reginald Jones (a non-independent member of our board of directors) as Chairman, Niall McComiskey and Brian Dunne. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee consists of Reginald Jones, as Chairman, Peter Swift and Albert Enste. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D.	Employees

We have entered into employment agreements with four of our executives: Anthony Gurnee, our President and Chief Executive Officer, Paul Tivnan, our Senior Vice President and Chief Financial Officer, Mark Cameron, our Executive Vice President and Chief Operating Officer and Gernot Ruppelt, our Senior Vice President of Chartering and Business Development. These employment agreements became effective as of August 1, 2013 and terminate in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include a one year non-solicitation and a one year non-compete clause following the cessation of the employee’s employment with us.

The employment agreements require that we maintain director and officer insurance and subject to which we shall indemnify and hold the employee harmless against all expenses, liability and loss (including reasonable and necessary attorneys’ fees, judgments, fines and amounts paid in settlement) in connection with any threatened or pending action, suit or proceeding, to which the employee is a party or is threatened to be made a party as a result of the employee’s employment with us. The indemnification provisions exclude fraud, willful misconduct or criminal activity on the employee’s behalf.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors as a group, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial owners of five percent or more of our common shares, and the beneficial ownership of all of our current directors and executive officers as a group as of March 16, 2015. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held. Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of March 16, 2015, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned (1)
GA Holdings LLC (2)	8,050,000	31.0%
Donald Smith & Co. Inc. (3)	2,629,027	10.1%
The Blackstone Group L.P. (4)	2,044,459	7.9%
FMR LLC (5)	1,593,687	6.1%
Signia Capital Management, LLC (6)	1,611,424	6.2%
All directors, executive officers and senior management, as a group	*	*

(1)	Based on 25,980,600 shares of common stock outstanding on March 16, 2015.
(2)	This information is based on the Schedule 13G filed with the SEC on February 14, 2014. Approximately 98.6% of the limited company interests in GA Holdings LLC are owned by private investment funds managed by affiliates of Greenbriar Equity Group, LLC. Such entities and their control persons, Joel S. Beckman, Reginald L. Jones III (an Ardmore director) and Gerald Greenwald, have shared voting and investment power with respect to shares of the company held by GA Holdings LLC.
(3)	This information is based on the Schedule 13G filed with the SEC on February 3, 2015, which indicates that the common shares are beneficially owned by Donald Smith & Co., Inc., Donald Smith Long/Short Equities Fund, L.P. and Jon Hartsel.
(4)	This information is based on the Schedule 13G filed with the SEC on February 17, 2015, which indicates that the shares are beneficially owned by The Blackstone Group L.P. and affiliates and control persons thereof, which directly or indirectly control the various entities that directly hold the shares of common stock.
(5)	This information is based on the Schedule 13G filed with the SEC on February 13, 2015, which indicates that the common shares are beneficially owned by FMR LLC, Edward C. Johnson 3d (the Chairman of FMR LLC) and Abigail Pl Johnson (the Vice Chairman, CEO and President of FMR LLC).
(6)	This information is based on the Schedule 13G filed with the SEC on February 13, 2015, which indicates that the shares are beneficially owned by Signia Capital Management, LLC.
*	Less than 1% of our outstanding shares of common stock.

As of March 16, 2015, we had one shareholder of record located in the United States, which was CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 17,930,600 shares of our common stock, representing 69% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transaction

Two members of our board of directors, Reginald Jones and Niall McComiskey, are affiliated with our largest shareholder, GA Holdings LLC. Please see “Item 6.A “Directors, Senior Management and Employees-Directors and Senior Management.”

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands in May 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, in April 2010. In August 2013, we completed our IPO of shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation.

In 2013, during the period prior to any IPO, Ardmore paid $175,000 to Greenbriar Equity Group LLC in respect of consulting services provided to Ardmore. Greenbriar Equity Group LLC manages funds with an investment in GA Holdings LLC, our largest shareholder.

There were no related party transactions during the year ended December 31, 2014.

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

Dividend Policy

We currently intend to pay our shareholders quarterly dividends of $0.10 per share, or $0.40 per share per year. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, our ability to pay dividends will be subject to the restrictions in our credit facilities and the provisions of the laws of the Marshall Islands as well as the other limitations set forth in the section of this Annual Report entitled “Risk Factors.”

B.	Significant Changes

Not Applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Shares of our common stock trade on the New York Stock Exchange under the symbol “ASC.” The high and low prices of our common shares on the New York Stock Exchange are presented for the periods listed below.

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2013(1)	$15.56	$11.69
December 31, 2014	15.16	8.81

FOR THE QUARTER ENDED	HIGH	LOW
September 30, 2013(1)	$14.00	$12.08
December 31, 2013	15.56	11.69
March 31, 2014	15.16	12.53
June 30, 2014	14.84	12.41
September 30, 2014	13.68	10.90
December 31, 2014	11.97	8.81
March 16, 2015(2)	12.42	9.55

FOR THE MONTH ENDED	HIGH	LOW
September 30, 2014	$12.95	$10.90
October 31, 2014	10.92	8.81
November 30, 2014	11.12	10.06
December 31, 2014	11.97	9.52
January 31, 2015	12.00	10.87
February 28, 2015	12.23	10.19
March 2015(3)	10.93	9.55

(1)	Commencing with the date of our IPO on August 1, 2013
(2)	For the period through March 16, 2015
(3)	For the period March 1 through March 16, 2015

B.	Plan of Distribution

Not applicable.

C.	Markets

Shares of our common stock are trading on the NYSE under the symbol “ASC”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included in Note 9 (“Debt”) to our consolidated financial statements included in this Annual Report with respect to our credit facilities. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation of Holders

The following is a discussion of the material Marshall Islands, Bermuda, Irish and U.S. federal income tax considerations that may be relevant to us and our shareholders. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and of our common shares to our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Bermuda Tax Considerations

The following are the material Bermuda tax consequences of the ownership of our common shares. We are not currently subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. We recently completed the transition of all of our ship-owning subsidiaries to the Bermuda tax regime. There is currently no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions they receive from us with respect to our common shares. This does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

We have received from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda.

The taxation laws of Bermuda are applicable to persons ordinarily resident in Bermuda. We and our subsidiaries incorporated in Bermuda do pay sundry taxes and annual government fees to the Bermuda government as are applicable.

Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

Irish Tax Considerations

The following are the material corporate tax consequences to us of our activities in Ireland. This summary is based on Irish taxation laws currently in force, regulations promulgated thereunder, and the currently published administrative practices of the Irish Revenue Commissioners, all as of the date hereof. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. No assurance is or can be given that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein. For the purposes of this summary, “Ireland” means the Republic of Ireland.

Two of our subsidiary companies, Ardmore Shipholding Limited (“ASHL”) and Ardmore Shipping Services (Ireland) Limited (formerly Ardmore Shipping Limited) (“ASSIL”) are incorporated in Ireland. The consolidated financial statements reflect the fact that these Irish entities are separate taxable entities resident for tax purposes in Ireland. All income tax relates to continuing operations.

Through our subsidiary ASHL, we had 11 vessel operating subsidiaries which had elected, for Irish corporation tax purposes, into the Irish Tonnage Tax regime whereby each such vessel operating subsidiary had its Irish corporation tax assessed on attributed notional tonnage tax profits, which are calculated by reference to the size of the ship. The notional tonnage tax profits were then taxed at the standard Irish corporation tax rate of 12.5%. On June 16, 2014, ASHL transferred and assigned the equity interests in the 11 vessel owning subsidiaries to Ardmore Shipping LLC, ASHL’s immediate parent company incorporated in the Marshall Islands and tax resident in Bermuda. Since June 16, 2014 these vessel owning subsidiaries are no longer Irish tax resident or subject to Irish Tonnage Tax.

ASHL and ASSIL’s non-tonnage tax trading profits are taxable at the standard Irish corporation tax rate which is currently 12.5% based on generally accepted accounting principles in Ireland. Other trading profits are taxed at 12.5%. Any non-trading or passive income is taxed at the higher Irish corporation tax rate which is currently 25% and there is also a 33% tax for capital gains.

Taxation of Dividends

For the purposes of this section “Irish Subsidiaries” means Ardmore Shipholding Limited and Ardmore Shipping Services (Ireland) Limited, our wholly-owned subsidiaries incorporated in Ireland and tax resident in Ireland. Should Irish Subsidiaries pay dividends, such dividends will generally be subject to DWT in Ireland at the standard rate of income tax (currently 20 percent). Where DWT applies, we will be responsible for withholding such tax at source.

Should an Irish Subsidiary pay a dividend to another Irish Subsidiary an automatic exemption from DWT will apply and so the dividend will be paid gross. The Irish Subsidiary recipient will not be subject to tax in respect of such dividends received.

Should an Irish Subsidiary pay a dividend to an Ardmore company, that is not an Irish Subsidiary, the recipient company should be entitled to claim an exemption from DWT as a “qualifying non-resident person.” A qualifying non-resident person for these purposes includes a non-Irish resident company which is a 75% or greater subsidiary of a company the principal class of shares of which are substantially and regularly traded on a recognised stock exchange in a relevant territory. A “relevant territory” means a Member State of the European Union or a jurisdiction with which Ireland has a Double Taxation Treaty.

The term “substantially and regularly traded” is not defined in Irish Tax legislation, however, for the purposes of qualifying for exemption from DWT the Irish Revenue Commissioners have stated that they will accept that a company’s shares are “substantially and regularly traded” where the shares are traded on a regular basis each year in more than de minimus quantities.

The common shares, which constitute the Company’s sole class of issued and outstanding stock, are traded on the New York Stock Exchange, or the NYSE. It is anticipated that the common shares will therefore be substantially and regularly traded on a recognised stock exchange and so any dividends paid by Irish Subsidiaries should be exempt from DWT.

Disposals of Shares—Irish Subsidiaries

An Irish Subsidiary which itself is the holder of common shares in another company, including an Irish Subsidiary, will not be subject to CGT on a disposal of such common shares under the substantial shareholding exemption provided that (i) at the time of the disposal the Irish Subsidiary held a minimum of 5 percent of the common shares in the company being disposed of for a continuous period of at least 12 months ending not more than two years before the date of disposal, (ii) the company being disposed of is resident for tax purposes in a Member State of the European Union or a jurisdiction with which Ireland has a Double Taxation Treaty, and (iii) the company being disposed of is a ‘trading’ company (under Irish tax rules) or when viewed as part of a group taken with the Irish Subsidiary and any other 5% subsidiaries, that group is mainly carrying on ‘trading’ activities.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, each as defined below, of the common shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury (“Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Ardmore Shipping Corporation and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless we qualify from an exemption from U.S. federal income taxation under either an applicable tax treaty or the rules of Section 883 of the Code (“Section 883”), as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States (“U.S. source shipping income”). For U.S. federal income tax purposes, “U.S. source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 and the Treasury Regulations promulgated thereunder, a foreign corporation will be exempt from U.S. federal income taxation of its U.S. source shipping income if:

(1)	it is organized in a “qualified foreign country” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	one of the following tests is met:

(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”; or

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfy the Publicly-Traded Test for our 2014 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company’s common shares, which constitute its sole class of issued and outstanding stock are “primarily traded” on the New York Stock Exchange (“NYSE”).

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, (the “listing threshold”). Since all our common shares are listed on the NYSE, we satisfy the listing threshold.

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2014 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding stock (“5% Override Rule”).

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (“5% Shareholders”) the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

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

We believe that we satisfy the Publicly-Traded Test for the 2014 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2014 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own

50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regards to our or our subsidiaries’ qualification for the Section 883 exemption.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

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

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

U.S. Federal Income Taxation of United States Holders

As used herein, the term “U.S. Holder” means a holder that for U.S. federal income tax purposes is a beneficial owner of our common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the U.S. (such as the NYSE, on which our common shares are traded); and (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are or will be for any future taxable years).

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

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s net investment income for the taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions we make on the common stock which are treated as dividends for U.S. federal income tax purposes and capital gains from the sale, exchange or other disposition of the common stock. This tax is in addition to any income taxes due on such investment income.

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

For purposes of determining whether we are a PFIC, cash held by us will be treated as passive assets. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund” (“QEF election”). As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. A United States holder of shares in a PFIC will be required to file an annual information return on IRS Form 8621 containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate United States Holders would be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing one copy of IRS Form 8621 with its United States federal income tax return for the first year in which it held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount recognized. In a year when we are a PFIC, any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of common shares (other than a partnership) that is not a U.S. Holder.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.; or

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup withholding is not an additional tax. Rather, a refund may generally be obtained of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a timely refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to wilful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations in respect of our common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

Please see Note11 “Risk management” to our consolidated financial statements included in this Annual Report for a description of risk management that may apply to us.

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

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over our financial reporting. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

Our internal controls over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and our directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Management’s evaluation as of December 31, 2014 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2014.

During 2014, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16	Reserved

Item 16.A	Audit Committee Financial Expert

Our audit committee consists of Mr. Brian Dunne, Mr. Niall McComiskey and Mr. Alan Robert McIlwraith. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Brian Dunne qualifies as an “audit committee financial expert,” as such term is defined by the SEC. Mr. Brian Dunne is independent under applicable NYSE and SEC standards.

Item 16.B	Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, chief executive officer, chief financial officer, principal accounting officer and other key management personnel. The code is available for review on our website at http://www.ardmoreshipping.com.

Item 16.C	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2014, 2013 and 2012 were Ernst & Young. The audit fees for the audit of each of the years ended December 31, 2014 and 2013 were $0.4 million for each year. We also incurred $0.6 million of audit fees in relation to our IPO in August 2013.

Audit-Related Fees

There were no audit-related fees billed by our principal accountants in 2014 or 2013.

Tax Fees

There were no tax fees billed by our principal accountants in 2014 or 2013.

Other Fees

There were no other fees billed by our principal accountants in 2014 or 2013.

Audit Committee

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2014 and 2013.

Item 16.D	Exemptions from the Listing Standards for Audit Committees

Mr. Niall McComiskey, who serves on the Audit Committee of our Board of Directors, is affiliated with GA Holdings LLC, our largest shareholder. Mr. McComiskey is an observer and does not have voting rights on the Audit Committee. He is neither the chair of the Audit Committee nor an executive officer of Ardmore. Accordingly, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act for Mr. McComiskey’s service on the Audit Committee. We do not believe that Mr. McComiskey’s affiliation with GA Holdings LLC materially adversely affects the ability of the Audit Committee to act independently or to satisfy the other requirements relating to audit committees contained in Rule 10A-3 under the Exchange Act.

Item 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 4, 2014, we announced that our board of directors approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years from November 12, 2014. We expect to repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares, and at any time we may suspend, delay or discontinue the share repurchase plan. All of the share repurchases set forth in the below table were repurchased pursuant to this plan.

No plan or program expired during the period covered by the table, and we have not determined to terminate any share repurchase plan or prior to its expiration.

Period	Total Number of Shares Purchased	Average Price paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plan (thousands)
November 2014 (November 12, 2014 to November 30, 2014)	100,500	$10.84	100,500	18,911
December 2014 (December 1, 2014 to December 31, 2014)	18,900	$10.00	18,900	18,721
Total	119,400	$10.71	119,400	18,721

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G	Corporate Governance

Pursuant to an exception for foreign private issuers, we, as a foreign private issuer, are not required to comply with certain corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE required practices, such as having a majority of independent directors and establishing a compensation committee and a nominating and corporate governance committee.

The following are the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE:

•	The NYSE requires that U.S. issuers have an audit committee, a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Our audit committee currently consists of two independent directors and one non-independent director, who only has observer status and is a non-voting member of the committee. Our compensation committee currently consists of two independent directors and one non-independent director. Our nominating and corporate governance committee currently consists one independent director and two non-independent directors.

•	The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans. Our Board approves such adoption in lieu of such shareholder approval.

•	The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Item 16.H	Mine Safety Disclosures

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See index to Financial Statements on page F-1.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

4.1	Purchase and Option Agreement with respect to SPP Hull TBA #1, SPP Hull TBA #2, MR NB#1 and MR NB#2 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

4.2	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

4.3	Amended and Restated Term Loan Facility, dated June 16, 2014, by and among Fastnet Shipco LLC, Shannon Shipco LLC, Rockall Shipco LLC, Forth Shipco LLC, Viking Shipco LLC, the Company and DVB Bank SE

4.4	Amended and Restated Term Loan Facility, dated July 24, 2014, by and among Fair Isle Shipco LLC, Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco, the Company, ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB

4.5	Amendment No. 2 to Term Loan Facility, dated February 25, 2015, by and among Fastnet Shipco LLC, Shannon Shipco LLC, Rockall Shipco LLC, Forth Shipco LLC, Viking Shipco LLC, the Company and DVB Bank SE

8.1	Subsidiaries of the Company

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

15.1	Consent of Ernst & Young

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2013 and 2014;

(ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014;

(iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and

(v) Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ardmore Shipping Corporation at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Dublin, Ireland

March 27, 2015

Ardmore Shipping Corporation

Consolidated Balance Sheet

(Expressed in U.S. dollars, unless otherwise stated)

		As at
	Notes	Dec 31, 2014	Dec 31, 2013
ASSETS
Current assets
Cash and cash equivalents	5	59,879,596	56,860,845
Receivables, trade	6	4,985,900	743,406
Working capital advances	7	500,000	534,571
Prepayments		683,762	471,563
Advances and deposits		3,052,992	1,894,317
Other receivables		636,464	321,810
Inventories		2,486,340	1,131,466

Total current assets		72,225,054	61,957,978

Non-current assets
Vessels and equipment, net of accumulated depreciation of $35.6 million (2013: $20.8 million)	8	371,618,023	201,700,229
Deferred dry dock expenditure, net of accumulated amortization of $3.9 million (2013: $1.9 million)	8	4,229,617	1,339,238
Vessels under construction	8	113,985,986	89,015,139
Other non-current assets, net of accumulated depreciation of $0.2 million (2013: $0.1 million)	8	156,311	158,308
Deferred finance charges, net of accumulated amortization of $1.6 million (2013: $0.7 million)		8,625,882	3,794,741

Total non-current assets		498,615,819	296,007,655

TOTAL ASSETS		570,840,873	357,965,633

LIABILITIES AND EQUITY
Current liabilities
Payables, trade		7,038,621	3,999,311
Charter revenue received in advance		1,542,863	1,806,600
Other payables		648,105	5,436
Accrued interest on loans		882,594	557,160
Current portion of long-term debt	9	19,394,928	9,100,000
Current portion of capital lease obligations	10	1,702,981	1,578,686

Total current liabilities		31,210,092	17,047,193

Non-current liabilities
Non-current portion of long-term debt	9	185,333,340	79,760,000
Non-current portion of capital lease obligations	10	27,097,348	28,800,329

Total non-current liabilities		212,430,688	108,560,329

Equity
Share capital ($0.01 par value, 250,000,000 shares authorised, 26,100,000 issued and 25,980,600 outstanding at December 31, 2014 and 18,050,000 issued and outstanding at December 31, 2013)		261,000	180,500
Additional paid in capital		339,082,131	244,702,577
Treasury stock (119,400 shares at December 31, 2014)		(1,278,546)	—
Accumulated deficit		(10,864,492)	(12,524,966)

Total equity		327,200,093	232,358,111

TOTAL LIABILITIES AND EQUITY		570,840,873	357,965,633

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Operations

(Expressed in U.S. dollars, unless otherwise stated)

		For the years ended
	Notes	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
REVENUE
Revenue		67,326,634	35,867,356	25,172,654

OPERATING EXPENSES
Commissions and voyage related costs		7,004,045	2,523,842	789,149
Vessel operating expenses		29,447,876	18,215,487	14,598,071
Charter hire costs		—	—	1,699,943
Depreciation		14,854,885	8,388,208	6,195,416
Amortization of deferred dry dock expenditure		2,031,100	1,420,814	441,491
General and administrative expenses	12	8,178,666	5,669,935	2,975,139

Total operating expenses		61,516,572	36,218,286	26,699,209

Profit / (loss) from operations		5,810,062	(350,930)	(1,526,555)

Interest expense and finance costs	13	(4,119,283)	(3,464,006)	(2,966,014)
Interest income	14	16,444	6,059	4,713

Profit / (loss) before taxes		1,707,223	(3,808,877)	(4,487,856)

Income tax	15	(46,749)	(33,726)	(51,237)

Net profit / (loss)		1,660,474	(3,842,603)	(4,539,093)

Net earnings / (loss) per share, basic and diluted	16	0.07	(0.31)	(0.56)
Weighted average number of common shares outstanding, basic and diluted		24,547,661	12,241,599	8,049,500

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated deficit	TOTAL
Balance as at January 1, 2012	8,049,500	80,495	65,667,104	—	(4,143,270)	61,604,329
Shareholder contributions	—	—	51,314,503	—	—	51,314,503
Share based compensation	—	—	11,250	—	—	11,250
Loss for year	—	—	—	—	(4,539,093)	(4,539,093)

Balance as at December 31, 2012	8,049,500	80,495	116,992,857	—	(8,682,363)	108,390,989
Shareholder contributions	500	5	495	—	—	500
Net proceeds from equity offering	10,000,000	100,000	128,329,204	—	—	128,429,204
Share based compensation	—	—	571,321	—	—	571,321
Dividend payments	—	—	(1,191,300)	—	—	(1,191,300)
Loss for year	—	—	—	—	(3,842,603)	(3,842,603)

Balance as at December 31, 2013	18,050,000	180,500	244,702,577	—	(12,524,966)	232,358,111
Net proceeds from equity offering	8,050,000	80,500	102,631,433	—	—	102,711,933
Share based compensation	—	—	1,383,121	—	—	1,383,121
Repurchase of common stock	(119,400)	—	—	(1,278,546)	—	(1,278,546)
Dividend payments	—	—	(9,635,000)	—	—	(9,635,000)
Profit for year	—	—	—	—	1,660,474	1,660,474

Balance as at December 31, 2014	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

	Notes	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
OPERATING ACTIVITIES
Net profit / (loss)		1,660,474	(3,842,603)	(4,539,093)
Non-cash items:
Depreciation		14,854,885	8,388,208	6,195,416
Amortization of deferred dry dock expenditure		2,031,100	1,420,814	441,491
Share based compensation		1,383,121	571,321	11,250
Amortization of deferred finance charges	13	917,675	772,787	254,547
Deferred tax (benefit) / expense		—	—	24,341
Changes in operating assets and liabilities:
Receivables, trade		(4,242,494)	120,980	1,126,119
Working capital advances		34,571	1,039,384	2,098,612
Prepayments		(212,199)	(248,092)	26,518
Advances and deposits		(1,158,675)	(1,470,614)	145,540
Other receivables		(314,654)	176,449	(104,521)
Inventories		(1,354,874)	(465,226)	(44,449)
Payables, trade		3,039,310	1,485,259	324,688
Charter revenue received in advance		(263,737)	955,555	411,705
Other payables		642,669	3,569	(70,993)
Amounts due to related parties		—	(600,000)	625,397
Accrued interest on loans		325,434	54,645	17,965
Deferred dry dock expenditure		(4,921,479)	(242,263)	(2,959,280)

Net cash provided by operating activities		12,421,127	8,120,173	3,985,253

INVESTING ACTIVITIES

Payments for acquisition of vessels and equipment		(152,222,866)	(63,497,023)	(1,330,198)
Payments for vessels under construction		(57,463,397)	(81,072,100)	(13,560,194)
Payments for other non-current assets		(55,266)	(68,435)	(51,122)

Net cash used in investing activities		(209,741,529)	(144,637,558)	(14,941,514)

FINANCING ACTIVITIES
Short-term revolving credit facility		—	—	(30,265,000)
Proceeds from long-term debt		128,625,000	47,030,000	38,700,000
Repayments of long term debt		(12,756,732)	(25,270,000)	(37,200,000)
Proceeds from capital leases		—	31,500,000	—
Repayments of capital leases		(1,578,686)	(1,120,985)	—
Payments for deferred finance charges		(5,748,816)	(1,333,312)	(1,719,423)
Net proceeds from equity offering		102,711,933	128,429,204	—
Repurchase of common stock		(1,278,546)	—	—
Payment of dividend		(9,635,000)	(1,191,300)	—
Shareholder contributions		—	500	51,314,503

Net cash provided by financing activities		200,339,153	178,044,107	20,830,080

Net increase in cash and cash equivalents		3,018,751	41,526,722	9,873,819

Cash and cash equivalents at the beginning of the year		56,860,845	15,334,123	5,460,304

Cash and cash equivalents at the end of the year		59,879,596	56,860,845	15,334,123

Cash paid during the year for:
Total cash interest payments		6,813,016	3,619,005	3,235,270
Taxation		5,736	33,963	42,998

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

1.	Overview

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”) and subsidiaries (collectively “Ardmore” or “the Company”) provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at December 31, 2014 Ardmore had 14 vessels in operation and 10 vessels under construction. The average age of Ardmore’s operating fleet at December 31, 2014 was 5.7 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the “IPO”) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (“ASLLC”) for 8,049,500 shares of ASC, and ASLLC became a wholly owned subsidiary of ASC (the “Reorganization”). The financial statements have been retroactively adjusted to reflect the issuance of the 8,049,500 shares in connection with the Reorganization. Immediately following the IPO, GA Holdings LLC held 44.6% of the common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. As at December 31, 2014, GA Holdings LLC held 8,050,000 common shares outstanding, or 31% of the outstanding common stock of ASC, with the remaining 69% held by public investors.

ASC has 32 wholly owned subsidiaries, the substantial majority of which represent single ship-owning companies for ASC’s fleet. Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly-owned subsidiary incorporated in Bermuda, carries out ASC’s management services and functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly-owned subsidiary incorporated in Ireland, provides ASC’s corporate, accounting and fleet administration services.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

1.3.	Vessels

Ardmore’s fleet as of December 31, 2014 comprises the following:

Vessel Name	Type	Dwt	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	3	Feb-14	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Under Construction
SPP Hull S-1162	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1163	Product/Chemical	50,300	3	2Q15	Korea	MI	Eco-design
SPP Hull S-1171	Product/Chemical	50,300	3	3Q15	Korea	MI	Eco-design
SPP Hull S-1172	Product/Chemical	50,300	3	4Q15	Korea	MI	Eco-design
HMD Hull H-2480	Product/Chemical	37,764	2	1Q15	Korea	MI	Eco-design
HMD Hull H-2481	Product/Chemical	37,791	2	1Q15	Korea	MI	Eco-design
FKA Hull N-2062	Product/Chemical	25,215	2	1Q15	Japan	MI	Eco-design
FKA Hull N-2063	Product/Chemical	25,000	2	1Q15	Japan	MI	Eco-design
FKA Hull N-2065	Product/Chemical	25,000	2	3Q15	Japan	MI	Eco-design
FKA Hull N-2067	Product/Chemical	25,000	2	4Q15	Japan	MI	Eco-design
TOTAL	24	970,506

2014 Vessel Deliveries and Acquisitions

On January 7, 2014, Ardmore took delivery of the Ardmore Seamariner, a 45,726 Dwt MR product tanker built at Minami-Nippon Shipbuilding Co., Ltd. in Japan, which was acquired by the Company in October 2013.

On January 17, 2014, Ardmore took delivery of the Ardmore Seavantage (SPP Hull S-5118) from SPP Shipbuilding Co., Ltd. in Korea. The Ardmore Seavantage is 49,997 Dwt IMO 3 product and chemical tanker.

On February 14, 2014, Ardmore took delivery of the Ardmore Seavanguard (SPP Hull S-5119) from SPP Shipbuilding Co., Ltd. In Korea. The Ardmore Seavanguard is a 49,998 Dwt IMO 3 product and chemical tanker.

On May 27, 2014, Ardmore acquired the Ardmore Endeavour, a 49,997 dwt Eco-design MR product and chemical tanker built at STX Offshore & Shipbuilding Co. Ltd., in Korea in 2013. Ardmore took delivery of this vessel on June 25, 2014.

On June 5, 2014, Ardmore acquired the Ardmore Sealeader, a 47,463 dwt MR product tanker built at Onomichi Dockyard in Japan in 2008. Ardmore took delivery of this vessel on August 21, 2014.

On June 10, 2014, Ardmore acquired the Ardmore Sealifter, a 47,472 dwt MR product tanker built at Onomichi Dockyard in Japan in 2008. Ardmore took delivery of this vessel on July 22, 2014.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

2.	Significant accounting policies

2.1.	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The consolidated financial statements include the accounts of ASC and its subsidiaries. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation.

2.2.	Uses of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures in the accompanying notes. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, the selection of inputs used in the valuation model for share based payment awards and provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable. Actual results could differ from those estimates.

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for the Company on January 1, 2017. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the effect of this new standard.

In August 2014, the FASB issued new guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern for one year after the date that the financial statements are issued or available to be issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for the Company on January 1, 2017, with early adoption permitted. The Company does not presently expect the adoption of this guidance to have an impact on its consolidated financial statements.

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

Working capital advances relate to capital advanced directly to ship pools in which Ardmore’s vessels operate. Historic working capital advances included amounts advanced under time charter agreements allowed Ardmore to share in the profits and losses arising from the vessels employment in the spot market. The working capital amounts advanced under the time charter were advanced for the period of the time charter. All working capital amounts are classified as current assets where it is expected that the amounts advanced will be realized within one year.

2.8.	Prepayments

Prepayments consist of payments in advance for insurance or other ad hoc prepaid purchases.

2.9.	Advances and deposits

Advances and deposits primarily include amounts advanced to third-party technical managers for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business.

2.10.	Other receivables

Other receivables relates to certain assets held by vessel managers, insurance claims outstanding, and other receivables. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

2.11.	Inventories

Inventories consist of bunkers, lubricating oils and other consumables on board the Company’s vessels. Inventories are valued at the lower of cost or market value on a first-in first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate.

2.12.	Vessels

Vessels are recorded at their cost less accumulated depreciation. Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of Ardmore’s vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton. Ardmore capitalizes

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred.

2.13.	Impairment

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

2.14.	Drydock expenditure

Vessels are typically drydocked every three to five years. Expenditures incurred in drydocking are deferred and amortized until the next scheduled drydocking. Ardmore only includes in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, expenditures that add economic life to the vessel, and expenditures that increase the vessels earnings capacity or improve the vessels operating efficiency. Expenses for routine maintenance and repairs are expensed as incurred.

2.15.	Vessels under construction

The carrying value of the vessels under construction represents the accumulated costs to the consolidated balance sheet date which Ardmore has paid by way of purchase instalments and other capital expenditures, together with capitalized interest and other pre-delivery costs. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. If Ardmore’s borrowings are directly attributable to the vessels under construction, Ardmore uses the rate on that borrowing as the capitalization rate. If average accumulated expenditures for the asset exceed the amounts of specific borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of Ardmore. Ardmore does not capitalize amounts in excess of actual interest expense incurred in the period. No charge for depreciation is made until the vessel is available for use.

2.16.	Other non-current assets

Other assets relate to office equipment, fixtures and fittings. These are recorded at their cost less accumulated depreciation and are depreciated based on an estimated useful life of five years.

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

2.19.	Other payables

Other payables primarily consist of commitment fee accruals for debt which is arranged and agreed but not drawn down, along with amounts due for other minor ad hoc payables.

2.20.	Capital leases

Ardmore leases certain of its vessels in operation. These lease transactions transfer substantially all risks and rewards incident to ownership from the lessor to Ardmore and are accounted for as capital leases. Vessels financed under capital leases are recorded in vessels and equipment, net in the consolidated balance sheet. The corresponding amounts due are recorded as a liability. Depreciation of vessels recorded under capital leases is included in depreciation expense. Interest costs are expensed to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the lease.

Ardmore may enter into transactions accounted for as sale and leasebacks, in which vessels are sold to a third party and then leased for use by Ardmore. Under certain circumstances, the necessary criteria to recognize a sale of these assets may not occur and the transaction is reflected as a financing arrangement, with the proceeds received from the transaction reflected as a borrowing or deposit liability. When the necessary criteria have been met to recognize a sale, gains or losses on the sale of the assets are generally deferred and amortized over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognized upon inception (See Note 10).

2.21.	Contingencies

Claims, suits and complaints arise in the ordinary course of Ardmore’s business. Ardmore provides for contingent liabilities when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for material contingent liabilities that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred at the balance sheet date. Any such matters that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements, are discussed in Note 20 to the consolidated financial statements.

2.22.	Distributions to shareholders

Distributions to the shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the additional paid in capital account.

2.23.	Equity issuance costs

Incremental costs incurred that are directly attributable to an actual offering of equity securities are deferred and deducted from the related proceeds of the offering, and the net amount is recorded as contributed shareholders’ equity in the period when such shares are issued. Other costs incurred that are not directly attributable, but are related, to an actual offering are expensed as incurred.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

2.24.	Share based compensation

Ardmore may grant share-based payment awards, such as restricted stock units or stock appreciation rights, as incentive-based compensation to certain employees. Ardmore measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period.

2.25.	Treasury stock

When shares are acquired for a reason other than formal or constructive retirement, the shares are presented separately as a deduction from equity. If the shares are subsequently sold, any gain would be allocated as an increase in additional paid in capital and any loss as a reduction in retained earnings.

2.26.	Financial instruments

The carrying values of cash and cash equivalents, trades receivables and trade payables reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

2.27.	Revenues and expenses

2.27.1.	Time charter revenues

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

2.27.2.	Pool revenues

Revenues and voyage expenses of Ardmore’s vessels operating in commercial pooling arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula for the particular pool. The formulas used to allocate net pool revenues vary among different pools but generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. Ardmore accounts for its vessels’ share of net pool revenue on the allocated time charter equivalent on a monthly basis. Net pool revenues due from the pool are included in receivables, trade.

2.27.3.	Voyage revenues

Revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage, provided an agreed non-cancelable charter between Ardmore and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

2.27.4.	Expenses

All voyage expenses are expensed as incurred. Under time charters or pool employment, expenses such as fuel, port charges, canal tolls and cargo handling operations are paid by the charterers. Under voyage charters, these expenses are borne by Ardmore and expensed as incurred.

All commissions and administration fees directly related to operating vessels are expensed as incurred which is over the term of the employment of the vessel.

Vessel operating expenses are costs that are directly attributable to the operation of the vessels such as crew costs, lubricating oils, insurance, repairs and maintenance. Vessel operating expenses are expensed as incurred.

2.27.5.	Charter hire costs

Charter hire costs relate to amounts paid for chartering in vessels. Charter hire costs are expensed to the statement of operations as incurred.

2.28.	Income taxes

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

Bermuda

Ardmore Shipping (Bermuda) Limited is incorporated in Bermuda. Ardmore Shipping Corporation, Ardmore Shipping LLC and Ardmore Shipping (Bermuda) Limited are tax residents of Bermuda. Ardmore Shipping Corporation believes that neither it, nor its subsidiaries, are subject to taxation under the laws of Bermuda and that distributions by its subsidiaries to Ardmore Shipping Corporation will not be subject to any taxes under the laws of Bermuda.

Ireland

Ardmore Shipholding Limited and Ardmore Shipping Services (Ireland) Limited (formerly Ardmore Shipping Limited) are incorporated in Ireland. The consolidated financial statements reflect the fact that these Irish entities are separate taxable entities resident for tax purposes in Ireland. All income tax relates to continuing operations.

Eleven of Ardmore Shipping Corporations vessel operating subsidiaries had elected, for Irish corporation tax purposes, into the Irish Tonnage Tax regime whereby each such vessel operating subsidiary had its Irish corporation tax assessed on attributed notional tonnage tax profits which are calculated by reference to the size of the ship. The notional tonnage tax profits were then taxed at the standard Irish corporation tax rate of 12.5%. On June 16, 2014, Ardmore Shipholding Limited transferred and assigned the equity interests in the eleven vessel owning subsidiaries to Ardmore Shipping LLC, its immediate parent company incorporated in the Marshall Islands and tax resident in Bermuda. As part of the group restructuring, since June 16, 2014 these vessel owning subsidiaries are no longer Irish tax resident or subject to Irish tonnage tax.

Ardmore Shipholding Limited and Ardmore Shipping Services (Ireland) Limited’s non-tonnage tax trading profits are taxable at the standard Irish corporation tax rate which is currently 12.5% based on generally accepted accounting principles in Ireland. Other trading profits are taxed at 12.5%. Any non-trading or passive income is taxed at the higher Irish corporation tax rate which is currently 25%.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheet reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized Ardmore provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statement of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred taxation in year ended December 31, 2014 amounted to $0 (2013: $0).

Uncertainties related to income taxes

The Financial Accounting Standards Board issued guidance clarifying the accounting for uncertainty in income taxes recognized in the financial statements. The guidance requires companies to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized in year ended December 31, 2014 amounted to $0 (2013: $0).

3.	Business and segmental reporting

Ardmore is primarily engaged in the ocean transportation of petroleum and chemical products in international trade through the ownership and operation of a fleet of tankers. Tankers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. Ardmore charters its vessels to commercial shippers through a combination of time-charter, pool and spot arrangements. The chief operating decision maker (“CODM”) does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of vessel employment, management cannot and does not identify expenses, profitability or other financial information for these charters or other forms of employment. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when Ardmore charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions) and, as a result, the disclosure of geographic information is impracticable. In this respect, Ardmore has determined that it operates under one reportable segment, relating to its operations of its vessels.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

The following table presents consolidated revenues for customers that accounted for more than 10% of Ardmore’s consolidated revenues during the periods presented:

	For the year ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Navig8 Group	< 10%	< 10%	16,336,503
Dampskibsselskabet Norden A/S	< 10%	5,145,075	5,022,559
Itochu Enex Co., Ltd	< 10%	4,860,957	n/a
Cargill International SA, Geneva	8,868,074	8,119,657	n/a
Womar Logistic Pte., Ltd (pool arrangement)	7,072,663	10,299,096	n/a
Mansel Ltd.	10,370,479	n/a	n/a
Koch Shipping Inc.	13,367,970	4,360,159	n/a

Under spot chartering, voyage expenses are borne by Ardmore, as opposed to the charterer, and so revenue is recognized on a gross freight basis. Under time chartering or pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net freight basis.

For pool arrangements, amounts in the above table are indicative of the revenue Ardmore recognized from the pool manager as opposed to individual charterers.

4.	Contractual charter revenue

The minimum future revenues to be received from time charters in place and signed as of December 31, 2014 (before Ardmore’s share of profit / loss under certain profit share agreements and assuming no offhire) which are accounted for as operating leases is as follows:

As at
Dec 31, 2014
2015	4,068,192

Nine of Ardmore’s vessels were employed under time charter agreements in place as of December 31, 2014. The minimum lease expiry of each was as follows:

Vessel	Minimum Expiry
Ardmore Seavaliant	16-Mar-15
Ardmore Seaventure	29-Jan-15
Ardmore Seavantage	17-Jan-15
Ardmore Seavanguard	17-Feb-15
Ardmore Seafarer	14-Jan-15
Ardmore Seatrader	19-Jan-15
Ardmore Seamaster	19-Jan-15
Ardmore Seamariner	15-Jan-15
Ardmore Centurion	30-Jan-15

The charterers of the Ardmore Seavantage and the Ardmore Seavanguard have options to extend the time charter agreement at a market based rate for a second and a third year which is to be determined prior to the commencement of each option.

The Ardmore Endeavour, Ardmore Sealeader and Ardmore Sealifter are employed in the spot market.

The Ardmore Calypso and Ardmore Capella are employed under a pool arrangement which does not have a fixed lease expiration period.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

5.	Cash and cash equivalents

	As at
	Dec 31, 2014	Dec 31, 2013
Cash and cash equivalents	59,879,596	56,860,845

Ardmore is required to maintain a minimum cash balance in accordance with its long-term debt facility agreement (see Note 9).

6.	Receivables, trade

There was a provision for doubtful accounts of $146,963 as at December 31, 2014 (2013: $0). The maximum amount of loss due to the credit risk is the full amount of trade receivables. All trade receivables are current.

7.	Working capital advances

At the balance sheet date, all potentially uncollectible working capital advances are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There was no provision for doubtful advances at December 31, 2014 (2013: $0).

8.	Non-current assets

The scrap value of the vessels is estimated at $300 (2013: $300) per lightweight ton. Interest capitalized in relation to vessels under construction during the year ended December 31, 2014 totaled $3,936,843 (2013: $2,372,199). Vessels, which are owned and operated by Ardmore, have been provided as collateral under certain loan agreements entered into by Ardmore (see Note 9). As at December 31, 2014 $0 (2013: $4,234,701) was included in vessels and equipment which related to upfront payments for the acquisition of a second-hand vessel that had not delivered at the balance sheet date. Other non-current assets consist of office equipment, fixtures and fittings. No impairment has been recognized as at the balance sheet date.

9.	Debt

As at December 31, 2014 Ardmore had six loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction. ASC’s applicable ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities. ASC and its subsidiary ASLLC have also provided guarantees in respect of the loan facilities. These guarantees can be called upon following a payment default. The outstanding principal balance on each loan facility at the balance sheet date is as follows:

	As at
	Dec 31, 2014	Dec 31, 2013
Facility I (“First ABN AMRO Facility”)	7,000,000	9,000,000
Facility II (“Second ABN AMRO Facility”)	43,550,000	46,830,000
Facility III (“DVB Facility”)	72,098,000	33,030,000
Facility IV (“Joint Bank Facility”)	49,435,268	—
Facility V (“NIBC Bank Facility”)	13,145,000	—
Facility VI (“CACIB Bank Facility”)	19,500,000	—

Total debt	204,728,268	88,860,000
Current portion of long-term debt	19,394,928	9,100,000

Non-current portion of long-term debt	185,333,340	79,760,000

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Future minimum scheduled repayments under Ardmore’s loan facilities for each year are as follows:

As at
Dec 31, 2014
2015	19,394,928
2016	19,394,928
2017	19,394,928
2018	48,824,928
2019	24,224,928
2020	10,294,928
2021	63,198,700

204,728,268

First ABN AMRO Bank Facility

On March 16, 2011, three of ASC’s subsidiaries entered into a $40.5 million long-term loan facility agreement with ABN AMRO Bank for vessel acquisitions. This loan was drawn down in three tranches. The first tranche was drawn down in April 2011 and the second and third tranches were drawn down in June 2011. A total of $32 million was drawn down on this facility and the remaining $8.5 million is no longer available for borrowing. Interest is calculated on each tranche at LIBOR plus 3.25%. On March 28, 2013 two of the subsidiaries party to this loan entered into a capital lease arrangement (see Note 10). As part of this arrangement the senior debt outstanding on the two vessels of $17.9 million was repaid in full on April 2, 2013. As such, one ASC subsidiary remains as a borrower under this facility. Principal repayments on loans are made on a quarterly basis. The loan fully matures in 2018.

Second ABN AMRO Bank Facility

On August 24, 2011, two of ASC’s subsidiaries entered into a long-term $48.9 million loan facility agreement with ABN AMRO Bank to finance two vessels under construction. This loan was drawn down fully in six tranches with the final tranches drawn down in line with vessel deliveries in February and June 2013, respectively. Interest is calculated on each tranche at LIBOR plus 3.20%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan fully matures in 2018.

DVB Bank Facility

On September 28, 2012, five of ASC’s subsidiaries entered into a $81.85 million long-term loan facility agreement with DVB Bank both to refinance existing financed vessels and to finance two vessels under construction. The first tranche was drawn down in October 2012, bears interest at a rate of 3.75% above LIBOR and matures in 2019. The second and third tranches were drawn down in January 2014 and February 2014, and bear interest at a rate of 2.45% above LIBOR. These tranches mature in 2021. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment.

Joint Bank Facility

On March 19, 2014, eight of ASC’s subsidiaries entered into a $172.0 million long-term loan facility with ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB to finance eight vessels under construction. On July 24, 2014, Ardmore increased the aggregate principal amount available under this facility by up to $53.3 million to $225.3 million, in order to finance three secondhand vessels which Ardmore acquired in 2014. The first and second tranches of the increased facility were drawn down in August 2014. The third tranche was drawn down in September 2014. Interest is calculated on each of these tranches at LIBOR plus

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

2.95%. These tranches mature in 2021. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The amount undrawn on this facility as at December 31, 2014 is $172.0 million (2013: $0)

The tranches relating to the original $172.0 million facility will be used to provide financing for eight of Ardmore’s vessels on order as at December 31, 2014 and drawdowns on these remaining tranches will be made in line with deliveries of each vessel. Interest is calculated on each of these tranches at a rate of 3.15% above LIBOR. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment.

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September, 2014 and bears interest at a rate of 2.90% above LIBOR. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan facility matures in 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank (“CACIB”) to finance two vessels under construction. The first tranche was drawn down in December, 2014 in advance of a vessel delivering in January, 2015. This tranche matures in 2021. Interest is calculated on each tranche at a rate of 3.05% above LIBOR. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The remaining tranche will be used to provide financing for a second vessel under construction and drawdowns on the remaining tranche will be made in line with delivery of this vessel. The amount undrawn on this facility as at December 31, 2014 is $19.5 million (2013: $0)

Long-term debt financial covenants

Ardmore’s long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;

•	maintain corporate leverage of less than 75%;

•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of December 31, 2014 was $11.7 million;

•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 125% to 150% of the debt outstanding for the facility;

•	maintain a corporate net worth of not less than $150 million;

•	maintain positive working capital, excluding balloon maturities; and

•	maintain at all times a ratio of EBITDA plus a portion of cash in excess of Ardmore’s minimum liquidity to total interest expense of at least 2.25:1.

Ardmore is in full compliance with all of its loan covenants as of December 31, 2014.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

10.	Capital leases

On March 28, 2013, two of ASC’s subsidiaries entered into an agreement, which took effect on April 2, 2013, for the sale and leaseback (under a capital lease arrangement) of the Ardmore Calypso and Ardmore Capella. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $17.9 million was repaid in full on April 2, 2013. The capital leases are scheduled to expire in 2018 and include a mandatory purchase obligation to repurchase the vessels. ASC’s subsidiary, ASLLC, has provided a guarantee in respect of this financing arrangement.

	As at
	Dec 31, 2014	Dec 31, 2013
Current portion of capital lease obligations	1,702,981	1,578,686
Non-current portion of capital lease obligations	27,097,348	28,800,329

Total capital lease obligations	28,800,329	30,379,015

The future minimum lease payments required under the capital leases at December 31, 2014, are as follows:

As at
Dec 31, 2014
2015	3,834,690
2016	3,845,196
2017	3,834,690
2018	23,705,540

Total minimum lease payments	35,220,116
Less amount representing interest	(6,419,787)

Net minimum lease payments	28,800,329

Assets recorded under capital leases and included in vessels and vessel equipment, net consist of the following at December 31, 2014:

	As at
	Dec 31, 2014	Dec 31, 2013
Vessels & Equipment	41,882,229	41,326,198
Accumulated Depreciation	(5,639,034)	(4,009,872)

	36,243,195	37,316,326

11.	Risk Management

11.1.	Operational risk

Ardmore is exposed to operating risk arising from various vessel operations. The key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Ardmore’s risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Ardmore’s young fleet also helps to minimize this risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Ardmore has established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through the Gulf of Aden and off the coast of Africa, to make the navigation safer for sea staff and to protect Ardmore’s assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. Ardmore continuously considers and monitors the need for fuel hedging to manage this risk.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

11.2.	Foreign exchange risk

The majority of Ardmore’s transactions, assets and liabilities are denominated in U.S. Dollars, the functional currency of Ardmore. Ardmore incurs certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, Pounds Sterling, Hong Kong Dollar) and as a result there is a risk to Ardmore where currency fluctuations could have a negative effect on the value of Ardmore’s cash flows. Such risk may have an adverse effect on Ardmore’s financial condition and results of operations. Ardmore believes these adverse effects to be immaterial and has not entered into any derivative contracts to manage foreign exchange risk during the year.

11.3.	Interest rate risk

Ardmore is exposed to the impact of interest rate changes primarily through borrowings that require Ardmore to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect Ardmore’s margins, results of operations and its ability to repay debt. Lower interest rates lower the returns on Ardmore’s cash and cash equivalents balance. Ardmore regularly monitors its interest rate exposure and will enter into swap arrangements to hedge its exposure where it is considered economically advantageous to do so.

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

Ardmore limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. It generally does not require collateral for its trade accounts receivable.

Ardmore may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. Ardmore considers and evaluates concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk. As at December 31, 2014 Ardmore’s 14 vessels in operation were employed with eight different charterers and the Company continuously monitors credit concentration risk (See Note 3).

11.5.	Liquidity risk

The principal objective in relation to liquidity is to ensure that Ardmore has access at minimum cost, to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies. Ardmore’s policy is to manage its liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

12.	General and administrative expenses

	For the year ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Staff salaries	3,508,694	2,020,970	1,493,475
Share based compensation (non-cash)	1,383,121	571,321	11,250
Office administration	764,460	590,518	245,477
Bank charges and foreign exchange	104,250	61,295	48,942
Auditor’s remuneration	491,542	870,394	109,517
Other professional fees	1,062,303	589,720	535,857
Other administration costs	864,296	965,717	530,621

	8,178,666	5,669,935	2,975,139

Audit remuneration for the year arises solely on fees incurred for independent audit services.

13.	Interest expense and finance costs

	For the year ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Interest incurred	7,138,451	5,063,418	3,248,789
Capitalized interest	(3,936,843)	(2,372,199)	(537,322)
Amortization of deferred financing charges	917,675	772,787	254,547

	4,119,283	3,464,006	2,966,014

14.	Interest income

Interest income relates to bank interest received on Ardmore’s cash and cash equivalents balances.

15.	Income taxes

Profit / (loss) before taxes was derived from the following sources:

	For the year ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Domestic (Ireland and Bermuda)	1,707,223	(3,808,877)	(4,487,856)
Foreign	—	—	—

	1,707,233	(3,808,877)	(4,487,856)

The components of the provision for income taxes are as follows:

	For the year ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Domestic – Ireland Only:
Current tax expenses	(46,749)	(33,726)	(26,896)
Deferred tax expense	—	—	(24,341)

Income tax expense for year	(46,749)	(33,726)	(51,237)

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

The deferred tax (expense) / benefit was calculated as follows:

	For the year ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Change in valuation allowance	—	—	(24,341)

Deferred tax expense	—	—	(24,341)

As the result of a commercial reorganization in the year ended December 31, 2014 there were some changes to the Company’s taxation jurisdictions (see Note 2.28). All domestic tax arises under the Irish tax jurisdiction. There is no direct relationship between the provision for taxes and profit or loss before taxes for companies availing of the tonnage tax election in Ireland because Ireland operates a tonnage taxation regime which computes Irish corporation tax by reference to the weight of the ships rather than accounting profits. Accordingly, a reconciliation between the tax expense and the tax calculated based on net profit / (loss) at the Irish statutory rate, has not been presented herein as it would not provide additional useful information to users of the consolidated financial statements. All tax years are open to audit by tax authorities.

16.	Net earnings / (loss) per share

Basic and diluted earnings / (loss) per share is calculated by dividing the net profit / (loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net profit / (loss) available to common shareholders and the weighted average number of common shares used for calculating basic earnings / (loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the year ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Numerator:
Net profit / (loss) available to common shareholders	1,660,474	(3,842,603)	(4,539,093)
Denominator:
Weighted average number of shares outstanding	24,547,661	12,241,599	8,049,500

Earnings / (loss) per share, basic and diluted	0.07	(0.31)	(0.56)

17.	Related party transactions

In 2013, during the period prior to IPO, Ardmore paid $175,000 (2012: $350,000) to Greenbriar Equity Group LLC in respect of consulting services provided to Ardmore. Greenbriar Equity Group LLC manages funds with an investment in GA Holdings LLC, a significant shareholder in ASC. This amount is included in general and administrative expenses (Note 12).

There were no related party transactions during the year ended December 31, 2014.

18.	Share based compensation

Stock appreciation rights (“SARs”)

As of December 31, 2014, ASC has granted 1,105,838 SARs to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of Ardmore’s common stock, based on the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR. The weighted average exercise price for the SARs outstanding as of December 31, 2014 was $13.99 (2013: $14.00).

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

ASC granted stock appreciation rights to certain employees and officers in August 2013. The SARs vest on a graded time-based schedule (20% on each anniversary of the grant date). Vesting up to July 31, 2016 is subject to certain market conditions being met. On this date the vesting reverts to being solely dependent on time of service. The exercise price is $14 per share, the price of ASC’s common shares sold in the IPO. The total number of units awarded was 1,078,125, with a contractual term of seven years. The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, based on the IPO price, a dividend yield of 2.87% based on the initial intended dividend set out at the IPO date, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units of 2.15%, and expected volatility of 54.89%, based on the average of the most recent historical volatilities in an Ardmore peer group. The weighted average fair value of the units at the issuance date was determined to be $4.28 per unit and the average expected exercise life ranges from 4.9 to 6 years. Ardmore has assumed that none of the units will be forfeited prior to the requisite services being provided. The cost of each tranche is being recognized by Ardmore on a straight line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 will be accelerated if the market condition is met and the requisite service period has been completed. Ardmore’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary.

ASC granted SARs to certain employees and officers in March 2014. The SARs vest on a graded time-based schedule (33% on each anniversary of the grant date). Vesting up to July 31, 2016 is subject to certain market conditions being met. On this date the vesting reverts to being solely dependent on time of service. The exercise price is $13.66 per share. The total number of units awarded was 22,118, with a contractual term of seven years. The grant date fair value was calculated by applying a model based on a Monte Carlo simulation. The model inputs were the grant price, a dividend yield of 2.93% based on the publically stated intended dividend, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units of 2.06%, and expected volatility of 56.31% based on the average of the most recent historical volatilities in an Ardmore peer group. The weighted average fair value of the units at the issuance date was determined to be $4.17 per unit and the average expected exercise life ranges from 4.6 to 5.0 years. Ardmore has assumed that none of the units will be forfeited prior to the requisite services being provided. The cost of each tranche is being recognized by Ardmore on a straight line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 will be accelerated if the market condition is met and the requisite service period has been completed. Ardmore’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary.

ASC granted SARs to certain employees and officers in June 2014. The SARs vest on a graded time-based schedule (33% on each anniversary of the grant date). Vesting up to July 31, 2016 is subject to certain market conditions being met. On this date the vesting reverts to being solely dependent on time of service. The exercise price is $13.91 per share. The total number of units awarded was 5,595, with a contractual term of seven years. The grant date fair value was calculated by applying a model based on a Monte Carlo simulation. The model

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

inputs were the grant price, a dividend yield of 2.88% based on the publically stated intended dividend, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units of 2.2%, and expected volatility of 53.6% based on the average of most recent historical volatilities in an Ardmore peer group. The weighted average fair value of the units at the issuance date was determined to be $4.20 per unit and the average expected exercise life ranges from 4.53 to 5.0 years. Ardmore has assumed that none of the units will be forfeited prior to the requisite services being provided. The cost of each tranche is being recognized by Ardmore on a straight line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 will be accelerated if the market condition is met and the requisite service period has been completed. Ardmore’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary.

19.	Repurchase of common stock

On October 30, 2014, the Board of Directors of Ardmore approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years. As at December 31, 2014 Ardmore had repurchased 119,400 shares for a weighted average price of $10.71 per share, amounting to $1.3 million.

20.	Commitments and contingencies

As at December 31, 2014 Ardmore has the following commitments due within the next five years:

	2015	2016	2017-2020
Vessels under construction	216,409,410	—	—
Loan commitment fees	1,071,969	—	—
Office space	137,607	42,336	—

	217,618,986	42,336	—

Loan commitment fees are based on management’s estimates of future loan drawdown dates as of December 31, 2014. As at December 31, 2014, there are no commitments and contingencies after 2016.

21.	Subsequent events

On January 6, 2015 Ardmore took delivery of the Ardmore Cherokee (Fukuoka Hull N-2062) from Fukuoka Shipbuilding Co., Ltd in Japan. The Ardmore Cherokee is a 25,214 Dwt IMO 2 chemical tanker and was employed in a pool arrangement following delivery. Total debt drawn down under the CACIB Bank Facility was $19.5 million, in respect of this vessel which was drawn down on December 29, 2014.

On January 15, 2015 Ardmore announced that its Board of Directors has declared a cash dividend of $0.10 per share for the quarter ended December 31, 2014. The cash dividend was paid on February 18, 2015 to all shareholders of record on January 30, 2015.

On February 13, 2015 Ardmore took delivery of the Ardmore Dauntless (Hyundai Mipo Hull H-2480) from Hyundai Mipo Dockyard Co., Ltd in South Korean. The Ardmore Dauntless is a 37,764 Dwt IMO 2 chemical tanker and was employed in a pool following delivery. Total debt drawn down under the Joint Bank Facility was $22.2 million, in respect of this vessel which was drawn down on February 11, 2015.

On February 25, 2015 Ardmore took delivery of the Ardmore Defender (Hyundai Mipo Hull H-2481) from Hyundai Mipo Dockyard Co., Ltd in South Korean. The Ardmore Defender is a 37,791 Dwt IMO 2 chemical tanker and was employed in a pool following delivery. Total debt drawn down under the Joint Bank Facility was $22.2 million, in respect of this vessel which was drawn down on February 20, 2015.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

22.	Subsidiaries

The following is a list of ASC’s direct and indirect subsidiaries:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Ardmore Shipping LLC	Marshall Islands	Holding company	100%
Ardmore Shipholding Limited	Ireland	Holding company	100%
Ardmore Shipping (Bermuda) Limited	Bermuda	Commercial management	100%
Ardmore Shipping Services (Ireland) Limited	Ireland	Administration and transaction support	100%
Fastnet Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Rockall Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Shannon Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Malin Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Tyne Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forties Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fitzroy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Bailey Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Viking Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Ardmore Chartering LLC	Marshall Islands	Ship ownership and operations	100%
Cromarty Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dogger Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fisher Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Humber Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Wight Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Lundy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Thames Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Valentia Shipholding LLC	Marshall Islands	Ship ownership and operations	100%
Fair Isle Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Faroe Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Plymouth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Portland Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Trafalgar Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Hebrides Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Sole Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Biscay Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dover Shipco LLC	Marshall Islands	Ship ownership and operations	100%