Form 20-F/A
period 2014-12-31
Ardmore Shipping Corp
filed 2015-04-17
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No.1 to the Ardmore Shipping Corporation Annual Report on Form 20-F for the fiscal year ended December 31, 2014, originally filed with the Securities and Exchange Commission on March 27, 2015 (the “2014 Form 20-F”), is being filed solely for purposes of (1) furnishing Interactive Data File disclosure as Exhibit 101, which includes the number of common shares outstanding, which the 2014 Form 20-F incorrectly stated to be 0, and (2) including the signature page.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2014 Form 20-F, or reflect any events that have occurred since the 2014 Form 20-F was originally filed.

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

The following are the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE:

•	The NYSE requires that U.S. issuers have an audit committee, a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Our audit committee currently consists of two independent directors and one non-independent director, who only has observer status and is a non-voting member of the committee. Our compensation committee currently consists of two independent directors and one non-independent director. Our nominating and corporate governance committee currently consists one independent director and two non-independent directors.

•	The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans. Our Board approves such adoption in lieu of such shareholder approval.

•	The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Item 16.H	Mine Safety Disclosures

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See index to Financial Statements on page F-1.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

4.1	Purchase and Option Agreement with respect to SPP Hull TBA #1, SPP Hull TBA #2, MR NB#1 and MR NB#2 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

4.2	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

4.3	Amended and Restated Term Loan Facility, dated June 16, 2014, by and among Fastnet Shipco LLC, Shannon Shipco LLC, Rockall Shipco LLC, Forth Shipco LLC, Viking Shipco LLC, the Company and DVB Bank SE (incorporated herein by reference to Exhibit 4.3 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on March 27, 2015).

4.4	Amended and Restated Term Loan Facility, dated July 24, 2014, by and among Fair Isle Shipco LLC, Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco, the Company, ABN AMRO Bank N.V., Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB (incorporated herein by reference to Exhibit 4.4 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on March 27, 2015).

4.5	Amendment No. 2 to Term Loan Facility, dated February 25, 2015, by and among Fastnet Shipco LLC, Shannon Shipco LLC, Rockall Shipco LLC, Forth Shipco LLC, Viking Shipco LLC, the Company and DVB Bank SE (incorporated herein by reference to Exhibit 4.5 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on March 27, 2015).

8.1	Subsidiaries of the Company (incorporated herein by reference to Exhibit 8.1 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on March 27, 2015).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

15.1	Consent of Ernst & Young

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

(ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014;

(iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014; and

(v) Notes to Consolidated Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

By:	/s/Anthony Gurnee
Anthony Gurnee Chief Executive Officer (Principal Executive Officer)

Dated: April 17, 2015

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