Form 20-F
period 2015-12-31
Ardmore Shipping Corp
filed 2016-04-06
CIK 1577437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Cumberland House, 1 Victoria Street, 5th Floor, Hamilton, HM11, Bermuda

(Address of principal executive offices)

Mr. Anthony Gurnee
Cumberland House, 1 Victoria Street, 5th Floor, Hamilton, HM11, Bermuda
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

As of December 31, 2015, there were 26,210,311 shares of common stock outstanding, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP
☐	International Financial Reporting Standards as issued by the international Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

i

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements in this Annual Report include, among others, such matters as:

•	our future operating or financial results;
•	global and regional economic and political conditions;
•	the strength of national economies and currencies;
•	general market conditions;
•	our vessel acquisitions, our business strategy and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
•	competition in the tanker industry;
•	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
•	charter counterparty performance;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general corporate activities;
•	our ability to comply with covenants in financing arrangements;
•	vessel breakdowns and instances of off-hires;
•	future dividends;
•	our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

•	changes in the markets in which we operate;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed under the “Risk Factors” section of this Annual Report.

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

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are derived from our audited consolidated financial statements, included elsewhere in this Annual Report. The selected consolidated financial data set forth below as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the years ended
INCOME STATEMENT DATA	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
REVENUE
Revenue	157,882,259	67,326,634	35,867,356	25,172,654	22,375,414
OPERATING EXPENSES
Commissions and voyage related costs	30,137,173	7,004,045	2,523,842	789,149	468,067
Vessel operating expenses	46,416,510	29,447,876	18,215,487	14,598,071	12,186,825
Charter hire costs	—	—	—	1,699,943	1,663,380
Depreciation	24,157,022	14,854,885	8,388,208	6,195,416	5,343,091
Amortization of deferred drydock expenditure	2,120,974	2,031,100	1,420,814	441,491	—
General and administrative expenses	10,748,622	8,178,666	5,669,935	2,975,139	2,599,031
Total operating expenses	113,580,301	61,516,572	36,218,286	26,699,209	22,260,394
Profit/(loss) from operations	44,301,958	5,810,062	(350,930)	(1,526,555)	115,020
Interest expense and finance costs	(12,282,704)	(4,119,283)	(3,464,006)	(2,966,014)	(3,080,472)
Interest income	15,571	16,444	6,059	4,713	3,608
Profit/(loss) before taxes	32,034,825	1,707,223	(3,808,877)	(4,487,856)	(2,961,844)
Income tax	(79,860)	(46,749)	(33,726)	(51,237)	(13,426)
Net profit/(loss)	31,954,965	1,660,474	(3,842,603)	(4,539,093)	(2,975,270)
Earnings/(loss) per share, basic and diluted	1.23	0.07	(0.31)	(0.56)	(0.37)
Weighted average number of common shares outstanding, basic and diluted	26,059,122	24,547,661	12,241,599	8,049,500	8,049,500

	As at
BALANCE SHEET DATA	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Cash and cash equivalents	$40,109,382	59,879,596	56,860,845	15,334,123	5,460,304
Net vessels (including drydock assets)	662,359,307	489,833,626	292,054,606	157,008,968	145,760,106
Total assets	778,197,608	562,214,991	357,965,633	179,960,468	160,631,102
Short-term revolving credit facility	—	—	—	—	30,265,000
Senior debt and capital leases	415,014,315	224,902,715	119,239,015	67,100,000	65,600,000
Paid in capital	337,211,121	338,064,585	244,883,077	117,073,352	65,747,599
Accumulated surplus/(deficit)	$10,400,157	(10,864,492)	(12,524,966)	(8,682,363)	(4,143,270)

	For the years ended
CASH FLOW DATA	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Net cash provided by operating activities	$37,659,686	12,421,127	8,120,173	3,985,253	397,273
Net cash used in investing activities	(232,849,734)	(209,741,529)	(144,637,558)	(14,941,514)	(56,920,554)
Net cash provided by financing activities	$175,419,834	200,339,153	178,044,107	20,830,080	56,779,795

	For the years ended
FLEET OPERATING DATA	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012	Dec 31, 2011
Time Charter Equivalent(1)
MR Tankers “Eco-design”	$19,149	15,913	15,838	—	—
MR Tankers “Eco-mod”	20,223	14,793	13,732	13,294	13,097
Chemical Tankers “Eco-mod”	$13,417	11,404	10,483	9,108	8,878
Fleet weighted average TCE(2)	$18,309	14,393	12,850	10,911	11,100
Operating expenditure
Fleet operating costs per day(3)	5,976	6,197	6,152	6,103	6,150
Technical management fees per day(4)	357	359	379	344	334
Total fleet operating costs per day	6,333	6,556	6,531	6,447	6,484
Expenditures for drydock(5)	3,314,568	4,921,479	242,263	2,959,820	—
On-hire utilization(6)	99.70%	99.90%	99.54%	99.10%	99.80%

(1)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus allowances paid by charterers to owners for communications, victualing and entertainment costs for crew. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred by commercial managers.
(2)	Fleet weighted average TCE is total gross revenue for the fleet, after deducting voyage expenses incurred on voyage charters divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(3)	Fleet operating costs per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(4)	Technical management fees are fees paid to third-party technical managers.

(5)	Drydock costs, which include costs for in-water surveys, represent direct costs that are incurred as part of vessel drydocking to meet regulatory requirements, expenditures during drydocking that add economic life to the vessel, and expenditures during drydocking that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(6)	On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled off-hire days).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and ability to pay dividends on our shares, or the trading price of our shares.

RISKS RELATED TO OUR INDUSTRY

The tanker industry is cyclical and volatile in terms of charter rates and profitability, which may affect our results of operations.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A prolonged downturn in the tanker industry could adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters. In addition, the rates payable in respect of our vessels currently operating in a commercial pool, or any renewal or replacement charters that we enter into, may not be sufficient for us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil, oil products and chemicals. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. As of March 15, 2016, seven of our vessels were on time charters, seven of our vessels operated in a spot market oriented commercial pool and ten vessels operated in the spot market directly. We may seek to employ one or more of our vessels directly in the spot market upon re-delivery from the current time charterers. If time charter or spot charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably.

Any decrease in spot-charter rates in the future may adversely affect our results of operations.

As at March 15, 2016, seven of our vessels were employed in a spot market-oriented commercial pool and ten of our vessels operated directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the pool or the particular voyage charter. We may seek to employ other vessels directly in the spot market upon re-delivery from the current charterers.

We may employ additional vessels that we may acquire in the future or vessels upon termination of existing time charter contracts in the spot-charter market. Where we plan to employ a vessel in the spot-charter market, we intend to generally place such vessel in a commercial pool that pertains to that vessel’s size class or to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot-charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot-charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. If spot-charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness or of dividends in the future. In addition, as charter rates for spot-charters are fixed for a single voyage that may last up to several weeks, during periods in which spot-charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or to enter into charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of oil and chemical products.

A continuation of the recent significant declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to pay dividends, as a result of, among other things:

•	a reduction in exploration for or development of new oil fields or energy projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•	potential lower demand for tankers, which may reduce available charter rates and revenue to us upon chartering or rechartering of our vessels;
•	customers failing to extend or renew contracts upon expiration;
•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to our vessels is complex and requires us to make various estimates, including future charter rates, operating expenses and drydock costs. All of these items have been historically volatile.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the global newbuilding MR product tanker orderbook, which extends to 2020, equalled approximately 8.8% of the existing MR product tanker fleet as of March 15, 2016, and the orderbook may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If piracy attacks result in the characterization of regions in which our vessels are deployed as “war risk” zones or Joint War Committee “war and strikes” listed areas by insurers, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Global financial markets and economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. In the last economic downturn, operating businesses in the global economy faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There was a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically volatile asset values of vessels. Since 2008, lending by financial institutions worldwide decreased significantly compared to the period preceding 2008. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it was negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of borrowing funds during the last economic downturn increased as many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases, ceased to provide funding to borrowers. Due to these factors, additional financing may not be available if needed by us on acceptable terms or at all if financial or economic markets deteriorate. If additional financing is not available when needed or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in fuel, or bunkers, prices may adversely affect our results of operation.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on pool earnings. For our vessels employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Changes in the oil, oil products and chemical markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil, oil products and chemicals depends upon world and regional oil markets. Any decrease in shipments of oil, oil products and chemicals in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, oil products and chemicals, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil and oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results and may limit our ability to expand our fleet.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to, among other things: air emissions including greenhouse gases; the management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Environmental or other initiatives or incidents (such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico) may result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. These costs could have a material adverse effect on our business, results of operations and financial condition.

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

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s International Safety Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code or similar regulations, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention of our vessels in, certain ports.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have historically experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or to incur debt on terms that are acceptable to us or at all. A decrease in these values could also cause us to breach certain loan-to-value covenants that are contained in our credit facilities and in future financing agreements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations and financial condition.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, such as marine disasters, bad weather, climate change, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delays or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemical products. An oil or chemical spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other causes, due to the high flammability and high volume of the oil or chemicals transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs if our insurance does not cover them in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business, results of operations and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while such vessels wait for space or travel or are towed to more distant drydocking facilities may be significant. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, results of operations and financial condition.

We operate our vessels worldwide and, as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as marine disasters, bad weather, climate change, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions, which may reduce our revenue and increase our expenses.

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

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact the market for our common shares, our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

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

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter various harbors and ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments, if any, we receive for our vessels once existing charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations and financial condition could be adversely affected.

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

RISKS RELATED TO OUR BUSINESS

Delays in deliveries of vessels we may purchase or order , our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We expect to purchase and order additional vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of any vessels we may propose to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

The delivery of vessels we may purchase or order could be delayed because of, among other things:

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

We will be required to make substantial capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will depend on our ability to obtain additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase and ordering of additional vessels. We will be required to make substantial capital expenditures to expand the size of our fleet. We also have incurred significant capital expenditures to upgrade secondhand vessels we have required to Eco-Mod standards.

In addition, we will incur significant maintenance costs for our current fleet and any additional vessels we acquire. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel is between $0.75 million and $1.5 million, depending on the size and condition of the vessel and the location of drydocking relative to the location of the vessel.

However, we may be unable to access required financing under these facilities if conditions change and we may be unsuccessful in obtaining financing for future fleet growth. To fund any shortfall for purchasing vessels or for drydocking costs from time to time, we may be required to incur additional debt or raise capital through the sale of equity securities. Use of cash from operations will reduce available cash. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we finance our expenditures by issuing debt securities, our financial leverage could increase. If we finance our expenditures by issuing equity securities, our shareholders’ ownership interest in us could be diluted.

We will not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on medium to long-term time charters.

As of March 15, 2016, seven of our vessels were employed under fixed rate time charter agreements. When our existing time charter agreements expire and upon delivery of any vessels to be ordered, we may enter into new time charter agreements for periods of one year or longer. Vessels committed to medium- and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

If we do not identify suitable vessels or shipping companies for acquisition or successfully integrate any acquired vessels or shipping companies, we may not be able to grow or effectively manage our growth.

One of our principal strategies is to continue expanding our operations and our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired vessels and operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our technical managers, and may necessitate that we, and they, increase the number of personnel to support such expansion. We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with such growth plans.

If we purchase and operate second-hand vessels, we will be exposed to increased operating costs that could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and second-hand vessels. While we typically inspect second-hand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders of the second-hand vessels that we acquire. These factors could increase the ultimate cost of any second-hand vessel acquisitions by us.

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

An increase in operating or voyage expenses would decrease our earnings and cash flows.

For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. We may seek to employ vessels in the spot market following expiration of time charters. Under spot chartering arrangements, we will be responsible for all cost associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, which depend on a variety of factors, many of which are beyond our control. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and cash flow.

We may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our results of operations and financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of petroleum and chemical products is extremely competitive, and our industry is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater resources than we do. Competition for the transportation of oil products and chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We may be unable to compete effectively with other tanker owners, including major oil companies and independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably as we seek to expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Each of Mansel Ltd. and Navig8 Group accounted for more than 10% of our consolidated revenues from continuing operations during 2015; each of Cargill International SA, Geneva, Koch Shipping Inc., Mansel Ltd., and Womar Logistic Pte. Ltd (pool arrangement) accounted for more than 10%, of our consolidated revenues from continuing operations during 2014; and each of Cargill International

SA, Geneva, Dampskibsselskabet Norden A/S, Itochu Enex Co., Ltd, Koch Shipping Inc., and Womar Logistic Pte. Ltd (pool arrangement) accounted for more than 10% of our consolidated revenues from continuing operations during 2013. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.

If we lose a key customer or if a customer exercises its right under some charters to terminate the charter, we may be unable to enter into an adequate replacement charter for the applicable vessel or vessels. The loss of any of our significant customers or a reduction in revenues from them could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our charterers may terminate or default on their charters, which could adversely affect our business, results of operations and cash flow.

Our charters may terminate earlier than their scheduled expirations. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include: a total or constructive loss of the relevant vessel; the governmental requisition for hire of the relevant vessel; the drydocking of the relevant vessel for a certain period of time; and the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

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

GA Holdings LLC (“GA Holdings”) beneficially owns a significant amount of our outstanding common shares and is represented on our board of directors, which may limit other shareholders’ ability to influence our actions, and GA Holdings may compete with us.

As of March 15, 2016, GA Holdings beneficially owns approximately 16.8% of our outstanding common shares and has the power to exert considerable influence over matters requiring shareholder approval, including the election of directors and the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our shareholders believe that any such transaction is in their or our best interests. For example, GA Holdings may have considerable influence in our determining whether to consummate a merger or acquisition or to sell all or substantially all of our assets. In addition, members of our management team are investors in GA Holdings, which may affect their decisions relative to matters directly or indirectly involving GA Holdings and us. We cannot assure you that the interests of GA Holdings will align with the interests of other shareholders. As a result, the market price of our common shares could be adversely affected. In addition, two members of our board of directors, Reginald Jones and Niall McComiskey, are affiliated with GA Holdings.

GA Holdings may invest in entities that directly or indirectly compete with us, or companies in which GA Holdings currently invests may begin competing with us. GA Holdings may also separately pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of GA Holdings and the interests of our other shareholders, our directors who are affiliated with GA Holdings may not be disinterested.

Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.

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

Servicing our debt, including debt which we may incur in the future, limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

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

We are a holding company and our subsidiaries, which are all directly and indirectly wholly owned by us, conduct all of our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay our creditors or dividends to our shareholders.

Our ability to grow may be adversely affected by our new dividend policy.

Under our new dividend policy, we expect to distribute on a quarterly basis as dividends on our shares of common stock cash in an amount equal to 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). Accordingly, our growth, if any, may not be as fast as businesses that do not distribute quarterly dividends. To the extent we do not have sufficient cash reserves or are unable to obtain financing from external sources, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

Our credit facilities contain restrictive covenants that limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and results of operations.

Our credit facilities and capital leases impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is a default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

Certain of our credit facilities and capital leases require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants require us, among other things, to maintain minimum solvency, cash and cash equivalents, corporate net worth, working capital, loan-to-value and interest coverage levels and to avoid exceeding corporate leverage maximum.

As a result of these restrictions, we may need to seek consent from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ consent when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

If interest rates increase, it will affect the interest rates under our credit facilities, which could affect our results of operations.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.50% to 3.25% above LIBOR. Interest rates have recently been at historic lows and any normalization in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we were to drawdown under our credit facilities, which in turn could have an adverse effect on our results of operations.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our results of operation.

We enter into time-charter contracts, commercial pool agreements, ship management agreements, credit facilities and capital lease arrangements and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition and results of operation.

Our business depends upon key members of our senior management team who may not necessarily continue to work for us.

Our future success depends to a significant extent upon certain members of our senior management team. Our management team includes members who have substantial experience in the product tanker and chemical shipping industries and have worked with us since inception. Our management team is crucial to the execution of our business strategies and to the growth and development of our business. If the individuals were no longer affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent risks of the tanker industry.

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

We operate within the international shipping market, which utilizes the U.S. Dollar as its functional currency. As a consequence, the majority of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain general and operating expenses, including vessel operating expenses and general and administrative expenses, in foreign currencies, the most significant of which are the Euro, Singapore Dollar, British Pound Sterling, Japanese Yen and Hong Kong Dollar. This partial mismatch in revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions due to the concern about climate change. These regulatory measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In December 2015, a total of 195 countries adopted the international Paris Agreement that deals with greenhouse gas emission reduction measures and targets to limit global temperature increases. Compliance with changes in laws, regulations and obligations relating to climate change, including as a result of such international negotiations, could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

The effects upon the oil industry relating to climate change and the resulting regulations may also include declining demand for our services. We do not expect that demand for oil will lessen dramatically over the short-term, but in the long-term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty at this time.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of securityholders and creditors to receive recovery after a bankruptcy proceeding, and any such recovery may be less predictable.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.

We are a Marshall Islands corporation and several of our executive offices are located outside of the United States. Most of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process upon us or any of these persons within the United States. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. In addition, there is substantial doubt that the courts of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves by our board of directors and by additional factors unrelated to our profitability.

We intend to pay regular quarterly dividends on our common shares. The amount of dividends we pay will depend in part upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends and the decisions of our management and directors. The amount of cash we have available for dividends may fluctuate upon, among other things:

•	the rates we obtain from our charters, as well as the rates obtained following expiration of our existing charters;
•	the level of our operating costs;
•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	vessel acquisitions and related financings, such as restrictions in our credit facilities and in any future debt programs;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business; and
•	changes in the bases of taxation of our activities in various jurisdictions.

The actual amount of cash we will have available for dividends will also depend on many factors, including:

•	changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
•	our fleet expansion strategy and associated uses of our cash and our financing requirements;
•	modification or revocation of our dividend policy by our board of directors;
•	the amount of any cash reserves established by our board of directors; and
•	restrictions under our credit facilities and Marshall Islands law.

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

Anti-takeover provisions in our charter documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing the board of directors to issue “blank check” preferred stock without shareholder approval;
•	providing for a classified board of directors with staggered, three-year terms;
•	prohibiting cumulative voting in the election of directors;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock entitled to vote for the directors;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We are an “emerging growth company”, and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company”, as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”), and we may take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies.” Investors may find our common shares less attractive because we rely on certain of these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Because of our status as an “emerging growth company” under the Jumpstart Our Business Startups Act status, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for so long as we are an emerging growth company. As long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We may take advantage of these provisions until December 31, 2018 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year.

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

Tax Risks

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

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

If the IRS were successful in asserting that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended, (“the Code”), (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders”), excess distributions and any gain from the disposition of such shareholder’s common shares would be allocated ratably over the shareholder’s holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax. See “Tax Considerations — U.S. Federal

Income Tax Considerations — U.S. Federal Income Taxation of United States Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We have taken the position that we qualified for this statutory exemption for U.S. federal income tax return reporting purposes for our 2015 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Item 4. Information on the Company

A. History and Development of the Company

We are Ardmore Shipping Corporation. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our current fleet consists of 24 vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In March 2014, we completed a follow-on public offering of 8,050,000 common shares. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. As of March 15, 2016, we had 25,913,237 shares of our common stock outstanding and GA Holdings LLC, our largest shareholder, held 4,348,798, or approximately 16.8%, of our outstanding common stock.

We have 45 wholly owned subsidiaries, a list of which is included as Exhibit 8.1 to this Annual Report. The substantial majority of these entities represent single ship-owning companies for our fleet.

We maintain our principal executive and management offices at Cumberland House, 1 Victoria Street, 5th Floor, Hamilton, HM 11, Bermuda. Our telephone number at these offices is +1 441 405 7800. Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly-owned subsidiary incorporated in Bermuda, carries out our management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly-owned subsidiary incorporated in Ireland, provides our corporate, accounting, fleet administration and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly-owned subsidiary incorporated in Singapore, performs commercial management and chartering services for us. Ardmore Shipping (Americas) LLC (“ASUS”), a wholly-owned subsidiary incorporated in Delaware, performs commercial management and chartering services for us.

Vessel Acquisitions

Our current fleet consists of 24 double-hulled product and chemical tankers, all of which are in operation. We acquired ten of our vessels as second-hand vessels, all of which we have upgraded to increase efficiency and improve performance. In 2013, 2014, and 2015 we paid an aggregate of $144.6 million, $209.7 million and $232.9 million, respectively, in capital expenditures for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. During 2011, 2012, 2013, 2014 and 2015, we acquired or took delivery of two, none, two, six and 10 vessels, respectively.

Implications of Being an Emerging Growth Company

We continue to qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies.

We may take advantage of these provisions until December 31, 2018 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We have irrevocably chosen to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

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

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are on the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments by (a) constructing new economically advanced vessels (“Eco-design”), (b) modifying existing vessels to improve fuel efficiency (“Eco-mod”) and (c) equipping our fleet with engine diagnostic and ship performance management systems to optimize voyage performance. As a result, we have reduced the fuel consumption of our Eco-mod vessels which, in some cases, achieve performance close to that of new Eco-design vessels. Our acquisition strategy is to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod.

We have no related-party transactions concerning our vessel operations. Certain of our wholly-owned subsidiaries carry out our management and administrative services, with ASBL providing our management services and associated functions, ASSIL providing our corporate, accounting, fleet administration and operations services and ASA and ASUS performing our commercial management and chartering services. Technical management of our vessels is performed by a combination of ASSIL and our third-party technical managers. ASSIL’s operations team is directly responsible for insurance and for overseeing significant operational functions of the third-party technical managers. ASSIL’s operations team also supervises the construction of our newbuilding vessels in close coordination with the third-party supervision teams. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services both directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and a range of pooling service providers. We monitor the tanker markets to understand and best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

We believe that the market for mid-size product and chemical tankers has recovered from cyclical lows, resulting from strong underlying demand growth driven by both cyclical and secular trends, as well as a reduction in the supply overhang due to reduced ordering activity and an extended period of fleet growth at a rate below that of demand growth. We believe that we are well positioned to benefit from the market recovery with a modern, fuel-efficient fleet, access to capital for growth, a diverse and high-quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment and a relative cost advantage in assets, operations and corporate overhead.

Fleet List

Our current fleet consists of 24 vessels, including 15 Eco-design and nine Eco-mod vessels, all of which are in operation. The average age of our vessels at March 15, 2016, is 4.3 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
Total	24	969,953

Business Strategy

Our objective is to consolidate our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

•	Focus on Modern, Mid-Size Product and Chemical Tankers. The average sizes of our product and chemical tankers are substantially similar to the median sizes of the global fleets for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets. Additionally, as a result of the overlap between the product and chemical sectors, we believe that our fleet composition enables us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.
•	Well-Timed Growth through the Acquisition of Quality Tonnage. We have a diligent and patient approach to expanding our fleet and are selective as to the quality of ships we seek to acquire. Since we commenced business in 2010, we have only acquired Japanese or Korean-built ships, but may consider vessels constructed elsewhere if they meet the same high standard of quality. We believe that our commitment and selectivity in growing our fleet has been instrumental in building our reputation for quality and service excellence.

•	Optimizing Fuel Efficiency. The shipping industry is experiencing a steady increase in fuel efficiency, and we intend to remain at the forefront of this development. Our Eco-design vessels incorporate many of the latest technological improvements, such as electronically-controlled engines, more efficient hull forms matched with energy efficient propellers, and decreased water resistance. Our Eco-mod vessels have improved propulsion efficiency and decreased water resistance. In addition, we achieve further improvements through engine diagnostics and operational performance monitoring. We estimate that our Eco-design and Eco-mod medium range (“MR”) tankers consume approximately 10 – 20% less fuel than similar standard MR tankers.
•	Commercial Independence, Flexibility and Diversification. We maintain a broad range of existing and potential time-charter and spot customers, as well as pooling alternatives, as part of our effort to maximize commercial flexibility and to manage cash flow visibility through charter duration and customer diversification. In particular we seek customers who value our active approach to fuel efficiency and service delivery.
•	Low Cost Structure. We have established a solid foundation for growth while cost-effectively managing our operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can deliver high quality service and achieve efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in Item 6 (“Directors, Senior Management and Employees”) of this Annual Report.

As at March 15, 2016, we employed 30 full-time staff. We engage the services of two third-party ship management companies, Thome Ship Management and Univan Ship Management Limited, to provide technical management and crewing for our vessels, who are supervised by our senior management team. We currently employ, through our third-party technical managers, approximately 772 seafarers, including 356 officers and cadets and 416 crew.

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

The world tanker fleet is generally divided into four main categories of vessels based on the main type of cargo carried. These categories are crude oil, refined petroleum products (both clean and dirty products), hereinafter referred to as products, chemicals, (including vegetable oils and fats) and specialist products such as bitumen. There is some overlap between the main tanker types and the cargoes carried which is explained in the table below.

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size – Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
UL/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	120,000 – 199,999	Uncoated	Non IMO	Crude Oil
Aframax	80,000 – 119,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Panamax	60,000 – 79,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Long Range 3 (LR3)	120,000 – 199,999	Coated	Non IMO	Refined Products
Long Range 2 (LR2)	80,000 – 119,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 1 (LR1)	60,000 – 79,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Medium Range (MR)	25,000 – 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	Non IM O	Refined Products
	25,000 – 59,999	Uncoated	Non IMO	Refined Products
Short Range (SR)	10,000 – 24,999	Coated	Non-IMO	Refined Products
	10,000 – 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
Stainless Steel Tankers	10,000+	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/Coated	Non IMO	Various e.g Bitumen

Source: Drewry

In the product and chemical sectors there are a number of vessels that possess the ability to carry both products and some chemicals. These vessels therefore represent a “swing” element in supply in both of these markets. However, in practice many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

In 2015, a total of 3.26 billion tons of crude oil, oil products and chemicals were moved by sea. This was 3.9% up on 2014 (3.13 billion tons) and is the result of record crude oil imports by Asian economies due to increased stockpiling at lower crude prices and rising refining activity leading to further growth in seaborne product trades. Over the period from 2005 to 2015, seaborne trade in oil products grew at an annual average rate of 4.4% and in 2015 totalled 946 million tons. The growth in seaborne products trade between 2014 and 2015 was 6.1%, based on provisional figures.

Between 2010 and 2015 seaborne trade grew by an annual rate of 0.2% for crude oil, 3.6% for oil products, and 3.4% for chemicals. Over the period from 2010 to 2015, seaborne trade in refined products and chemicals were two of the fastest growing sectors of international shipping. Changes in world seaborne tanker trade volumes in the period 2005 to 2015 are shown in the table below.

World Seaborne Tanker Trade Volumes

Year	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF) %y-o-y
	Mill T	%y-o-y	Mill T	%y-o-y	Mill T	%y-o-y	Mill T	%y-o-y
2005	2,076	1.6%	618	8.1%	156	10.5%	2,850	3.4%	4.6%
2006	2,086	0.5%	648	4.9%	166	6.5%	2,900	1.8%	5.3%
2007	2,102	0.8%	695	7.2%	170	2.5%	2,967	2.3%	5.4%
2008	2,111	0.4%	745	7.2%	169	-0.6%	3,025	1.9%	2.6%
2009	2,025	-4.1%	733	-1.6%	178	5.4%	2,936	-2.9%	-0.9%
2010	2,066	2.0%	791	7.9%	189	6.2%	3,046	3.7%	5.2%
2011	2,032	-1.6%	842	6.5%	194	2.6%	3,068	0.7%	4.2%
2012	2,075	2.1%	849	0.8%	202	4.2%	3,126	1.9%	3.4%
2013	2,011	-3.1%	882	3.9%	211	4.1%	3,104	-0.7%	3.3%
2014	2,028	0.8%	891	1.0%	215	2.1%	3,134	1.0%	3.4%
2015(1)	2,085	2.8%	946	6.1%	224	4.2%	3,255	3.9%	3.1%
CAGR (2010 – 2015)	0.2%		3.6%		3.4%		1.3%
CAGR (2005 – 2015)	0.0%		4.4%		3.7%		1.3%

(1)	Provisional estimates

Source: Drewry

The Product Tanker Industry

While crude oil tankers transport crude oil from points of production to points of consumption, typically oil refineries in consuming countries, product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’). Tankers with no International Maritime Organisation (IMO) certification but with coated cargo tanks are designed to carry products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are able to carry both products and chemicals/vegetable oils and fats. Given the above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic metres is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cubic metres is normally categorised as a chemical tanker.

In essence, products can be carried in coated non IMO tankers and IMO rated coated tankers. By this definition the product capable tanker fleet comprises just over 50% of the total tanker fleet (above 10,000 dwt) in numbers terms, and are therefore a key part of the global tanker trade.

Demand for product tankers is dictated by world oil demand and trade, which is influenced by various factors including economic activity, geographic changes in oil production, consumption and refinery capacity, oil prices, the availability of transport alternatives (such as pipelines) and inventory policies of nations and oil trading companies. Tanker demand is a product of (i) the volume of cargo transported in tankers, multiplied by (ii) the distance that cargo is transported.

Oil demand growth and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produced approximately one third of global supply in 2014. However, in recent years, the United States (U.S.) and Canadian crude oil production has increased as a result of the development of shale oil deposits. This has reduced U.S. seaborne crude import demand, but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf, because refiners have access to plentiful supplies of competitively priced feedstock.

In addition, in 2014 the Energy Information Administration (EIA) in the U.S. began classifying exports of U.S. treated condensate as “kerosene and light gas oils” in its Petroleum Supply Monthly report. This followed on from a decision by the U.S. Bureau of Industry and Security (BIS) to allow the export of distilled condensate as a refined product. Field condensate, which can be fed into a refinery or used as a chemical plant feedstock, had until 2014 been considered as an upstream product and therefore restricted for export under U.S. law. However, the BIS ruling that field stabilization processing changes condensate enough that it becomes a new product, which has opened up further export opportunities. In short, changes in the U.S. oil market have had a very positive impact on product tanker demand because U.S. product exports have risen steeply since 2009 as the chart below indicates.

U.S. Crude Oil Production and U.S. Product Exports

11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
'000 Bpd
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'000 Bpd
Jan-2005
Jan-2006
Jan-2007
Jan-2008
Jan-2009
Jan-2010
Jan-2011
Jan-2012
Jan-2013
Jan-2014
Jan-2015
Jan-2016
U.S. Field Production of Crude Oil (Thousand Barrels per Day) – Left Hand Scale
U.S. Product Exports (Thousand Barrels per Day) – Right Hand Scale

Source: Drewry

Much of the increase in U.S. exports have gone to satisfy growing South American and African demand for oil products while other U.S. exports have been moving transatlantic into Europe, where local refinery shutdowns have supported the rise in import of products.

In terms of tonne-mile demand, a notable development in the patterns of world refining over the last five years has been the shift towards crude oil producing regions developing their own refinery capacity, while at the same time, poor refinery margins have led to closures of refineries in the developed world, most notably in Europe and on the U.S. east coast. In this context it is already apparent that the closures of refining capacity in the developed world are prompting longer haul imports to cater for product demand, for instance on routes such as the West Coast India to the U.S. eastern seaboard and Europe. Refinery closures close to consuming regions elsewhere in the world will also help to support product import demand. For example, in Australia, trade from Singapore has become increasingly important to compensate for the conversion of local producing refineries into storage depots. This is part of a general increase in intra-Asian trade which is already boosting product tanker demand.

As a result of the growth in trade and the changes in the location of refinery capacity, demand for product tankers expressed in terms of tonne-miles grew by a CAGR of 5.8% between 2005 and 2015. Generally growth in products trade and product tanker demand is more consistent and less volatile than crude oil trade.

Seaborne Product Trade and Ton Mile Demand

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non stainless steel/specialised tanker between 10,000 dwt and 60,000 dwt, as well as coated and other “product-capable” vessels over 60,000 dwt. As of March 15, 2016 the world product tanker capable fleet consisted of 3,452 vessels with a combined capacity of 158.6 million dwt. Within the total tanker fleet MR vessels account for 34% of total ship numbers and in the global product tanker fleet they account for 59% of total ship numbers. MR vessels are considered the “workhorses” of the fleet.

As of March 15, 2016 the MR product tanker orderbook was 171 vessels totalling 7.9 million dwt. The MR orderbook as a percentage of the existing MR fleet in terms of dwt was 8.8%, compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 4.3 million dwt of MR product tankers are due for delivery in the remainder of 2016 and a further 2.8 million dwt in 2017. Approximately 53% of the vessels on order in the MR category are scheduled to be delivered in 2016 and this would increase the MR fleet by 4.8%, assuming no vessel scrapping. However, in recent years the orderbook has been affected by the non-delivery of vessels or “slippage” as it is sometimes referred to. Current estimates suggest that in 2015, approximately 25% of vessels across the entire tanker orderbook scheduled for delivery in 2015 did not deliver during the year. Some of the non-delivery was a result or delays, either through mutual agreement or through shipyard problems, whilst some was due to vessel cancellations. Slippage is likely to remain an issue going forward and will continue to temper fleet growth.

The other factor that will affect future supply is vessel scrapping. The volume of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. In 2014, a total of 106 tankers of a combined 9.9 million dwt were sold for scrap, of which 26 tankers of approximately 1 million dwt were in the MR size range. In comparison, only 41 tankers with combined capacity of 1.96 million dwt of tonnage were scrapped in 2015, of which 18 tankers with total capacity of 0.6 million dwt were in the MR size range. The buoyancy in the tanker market since late 2014 has enticed owners to defer demolitions.

World Tanker Fleet & Orderbook: March 15, 2016

Vessel Type/Class	Existing Fleet		Size Dwt	Orderbook		% Fleet Dwt	Orderbook Delivery Schedule (M Dwt)
	Number	M Dwt		Number	M Dwt		2016	2017	2018	2019+
Crude Tankers
VLCC/ULCC	659	202.7	200,000+	127	39.2	19.3%	16.6	14.2	7.8	0.6
Suezmax	486	75.4	120,000 – 199,999	103	16.2	21.5%	5.0	9.9	1.3	0.0
Aframax (Uncoated)	631	67.9	80,000 – 119,999	83	9.3	13.7%	2.6	4.0	2.7	0.0
Panamax (Uncoated)	80	5.7	60,000 – 79,999	3	0.2	2.9%	0.1	0.1	0.0	0.0
Crude Tankers	1,856	351.7		316	64.9	18.4%	24.3	28.2	11.8	0.6
Long Range 3 (LR3)	12	1.9	120,000 – 199,999	2	0.3	15.8%	0.3	0.0	0.0	0.0
Long Range 2 (LR2)	287	31.2	80,000 – 119,999	79	8.3	26.5%	4.0	3.7	0.6	0.0
Long Range 1 (LR1)	326	23.9	60,000 – 79,999	61	4.0	16.7%	1.5	2.0	0.5	0.0
LR Product Tankers	625	57.0		142	12.6	22.1%	5.8	5.7	1.1	0.0
Medium Range (MR)
Coated IMO 2(1)	266	10.6	25,000 – 59,999	12	0.6	5.7%	0.2	0.3	0.1	0.0
Coated IMO 3 & Non IMO Coated/Uncoated	1,756	79.2	25,000 – 59,999	159	7.3	9.2%	4.1	2.5	0.4	0.3
Total MR	2,022	89.8		171	7.9	8.8%	4.3	2.8	0.5	0.3
Short Range	805	11.8	10,000 – 24,999	39	0.8	6.8%	0.2	0.4	0.1	0.1
Stainless Steel Tankers(2)	601	13.0	10,000+	142	3.8	29.2%	1.6	1.3	0.7	0.2
Specialist Tankers	39	0.8	10,000+	14	0.3	37.5%	0.1	0.1	0.1	0.0
Total All Tankers	5,948	524.1		824	90.2	17.2%	36.3	38.5	14.3	1.2

(1)	IMO 2 Tankers with an average tank size in excess of 3,000 cbm are classified as product tankers.
(2)	Chemical Tankers

Source: Drewry

The Product Tanker Freight Market

Between 2003 and early 2008, the differential between demand and supply for tankers remained narrow and rates were generally very firm. Following the recession in 2009, tanker demand nosedived, coinciding with substantial tonnage entering the fleet, driving earnings down until the market started to recover in 2014. Product tanker fleet growth in 2015 was approximately 5.0% in capacity terms and with demand growing by approximately 6.0% improved utilization rates in the sector have led to much stronger freight rates. The specific factors which have led to improved market conditions include:

(i)	increased trade due to higher stocking activity and improved demand for oil products
(ii)	longer voyage distances because of refining capacity additions in Asia
(iii)	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers
(iv)	lower bunker prices have also been a factor contributing to higher net earnings

For example, the average time charter equivalent (“TCE”) of the spot rate for a Medium Range (MR) product tanker in 2015 was $18,422/day, compared with an average of $9,592/day in 2014. On a one-year time charter rate basis, average MR rates rose from $14,438/day in 2014 to $17,271/day in 2015. The trend in MR spot and time charter rates in the period from 2005 to February 2016 is shown in the chart below.

MR Product Tanker Freight Rates
(US$ Per Day)

45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
1 Year Timecharter
3 Year Timecharter
Average Spot Earnings

Source: Drewry

It should be noted that these rates are based on a standard MR vessel built circa 2010, and there is some evidence that more-recently built vessels constructed to particularly fuel-efficient “Eco” specifications are currently able to achieve an additional premium on these levels of up to 10%.

Asset Values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008, and in February 2016 the newbuilding price for an MR product tanker was estimated at $35.0 million.

The secondhand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Secondhand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. In February 2016 a five year old MR product tanker was estimated to have a value of $27.0 million. The trend in newbuilding prices, second hand values and freight rates for an MR tanker in the period 2005 to February 2016 are summarised in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

Period Averages	Spot (US$/day)	Timecharter (US$/day)		Asset Prices (US$ million)
		1 Year	3 Year	Newbuild	5 Year Old
2005	29,043	25,271	21,794	41.8	44.3
2006	25,609	26,792	21,675	46.8	47.1
2007	23,682	25,367	22,146	49.5	50.0
2008	21,156	23,092	21,500	52.1	51.0
2009	9,043	14,850	15,267	40.3	30.2
2010	10,568	12,388	13,646	35.9	26.4
2011	11,150	13,633	14,575	36.1	28.3
2012	11,142	13,325	14,500	33.2	25.2
2013	13,517	14,346	15,161	33.8	26.2
2014	9,592	14,438	15,417	36.9	27.1
2015	18,422	17,271	16,250	36.1	25.8
Feb-16	14,560	18,200	16,000	35.0	27.0
2011 – 2015
5 Year Avg	12,764	14,603	15,181	35.2	26.5
5 Year Low	3,100	12,500	14,000	32.5	22.0
5 Year High	30,800	19,500	17,500	37.0	29.5
2006 – 2015
10 Yr Avg	15,388	17,550	17,014	40.1	33.7
10 Yr Low	3,100	10,800	12,200	32.5	22.0
10 Yr High	40,834	30,000	24,500	54.0	53.5

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

The seaborne transportation of chemicals is technically and logistically complex compared with the transportation of crude oil and oil products, with cargoes ranging from hazardous and noxious chemicals to products such as edible oils and fats. Consequently, the chemical tanker sector comprises a wide array of specially constructed small and medium sized tankers designed to carry chemical products in various stages of production.

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

Seaborne Chemical Trades

(Million Tons)

250.0
200.0
150.0
100.0
50.0
0.0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Organics
Inorganics
Veg/Animal Oils & Fats
Other Chemical Cargoes

Source: Drewry

The U.S. is the largest exporter of organic chemicals, accounting for approximately 25% of all exports, while China accounts for approximately one-third of total organic chemical imports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene and P-xylene. Inorganic chemical trade accounts for approximately 10-15% of total seaborne movements. They are not traded geographically as wide as organic chemicals and they also present several transport problems; not only are they very dense, they are also highly corrosive. Palm oil accounts for about half of this, with the next top two commodities in this sector traded by sea being soybean oil and sunflower seed oil.

From a regional perspective, activity is focused on three main geographical areas. Europe is a mature, established producing region, contributing over one quarter of total chemical production. Much of Europe’s production serves domestic requirements. This manifests itself in increased demand for short-sea services, rather than deep-sea trades. North American (predominantly the U.S. manufacturers produce approximately one fifth of the major chemical products in the world. Although the majority of the U.S. production is for domestic use, particularly where gasoline additives are involved, the country also produces above domestic requirements, which results in significant export volumes.

In the U.S. the chemicals industry will be affected by the development of shale gas. Increased supplies of natural gas in the U.S. have already served to push down domestic gas prices and the fall in natural gas prices has had a beneficial impact on feedstock costs for the petrochemical industry. In particular, the cost of ethane has fallen significantly since 2011 thereby increasing the competiveness of the U.S. petrochemical industry within a global perspective. Accordingly, U.S. ethylene production costs have fallen to levels where the U.S. can now compete with Middle Eastern suppliers, and this opens up new opportunities to expand U.S. ethylene cracking capacity and subsequently petrochemical capacity. Ethylene cracker utilization in the U.S. has improved and prior to the recent fall in oil prices plans had been announced for a number of new petrochemical plants. Ethylene is a precursor for many of the organic chemicals shipped by sea (e.g. ethylene dichloride, ethylene glycol), so increased production would lead to increased availability of downstream chemical products for export from the U.S. Although the Middle East will continue to be the largest supplier of organic chemicals, the U.S. will be a major exporter of methanol and ethylene derivatives to the Far East market. Meanwhile, the U.S. and Iran’s new methanol projects may have a significant impact on global seaborne chemical trade.

Chemical Tanker Supply

Chemical tankers are characterized mainly by cargo containment systems which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products which are typically hazardous and easily contaminated, cargo segregation and containment is essential feature of these tankers.

Chemicals can only be carried in a tanker which has a current IMO Certificate of Fitness. The IMO regulates the carriage of chemicals by sea under the auspices of the International Bulk Chemical Code (IBC), which classifies potentially dangerous cargoes into three categories, typically referred to as IMO 1, IMO 2 and IMO 3. Specific IMO conventions govern the requirements for particular tanks to be classified as each grading, which the pertinent features of each tank being the internal volume and its proximity to the sides and bottom of the vessel’s hull.

The carriage of 18 cargoes is restricted to IMO Type 1 classified vessels, while the majority of cargoes require IMO 2 vessels, including vegetable oils and palm oils. One concession to the IBC Code regulations is an allowance that IMO 3 tankers may carry other edible oils, an exemption introduced because of the tendency for such cargoes to be shipped in large bulk parcels. This often requires ships of up to MR size. Despite this exemption, these vessels are not `true’ chemical tankers in the general sense of the word, as they are not able to carry IMO 2 cargoes.

As well as defining the chemical tanker fleet in terms of IMO type, it is also possible to further define the fleet according to the degree of tank segregation, tank size and tank coating as detailed below.

•	Chemical parcel tankers: Over 75% of the tanks are segregated with an average tank size less than 3,000 cbm, all of which are stainless steel. A typical chemical parcel tanker might be IMO 2 with a capacity of 20,000 dwt and have twenty fully segregated tanks which are of stainless steel.
•	Chemical bulk tankers: Vessels with a lower level of tank segregations (below 75%), with an average tank size below 3,000 cbm, and with coated tanks. A typical chemical bulk tanker might be 17,000 dwt with 16 coated tanks but 8 segregations and be IMO 2.

Given the above, a broad definition of a chemical tanker is any vessel with a current IMO certificate of fitness with coated/and or stainless steel tanks and an average tank size of less than 3,000 cbm.

Overall, within the product and chemical tanker fleets it is important to recognise that there are a group of “swing” ships which can trade in either products or in chemicals, vegetable oils and fats. For example, a product tanker with IMO 2 certification may trade from time to time in easy chemicals such as caustic soda. Equally, an IMO 2 chemical tanker can in theory carry in products. The sector in which these “swing” ships trade will depend on a number of factors, with the main influences being the exact technical specifications of the ship; the last cargo carried; the state of the freight market in each sector and the operating policy of the ship owner/operator.

As of March 15, 2016, the world IMO 2 Coated and Stainless Steel tanker fleet consisted of 1,528 vessels with a combined capacity of 33.3 million dwt. The orderbook consisted of 189 vessels of 5.1 million dwt, or 15.3% of the existing fleet. In 2015, provisional data suggests that 16 chemical tankers totalling 0.4 million dwt were sent for demolition. In addition, chemical tankers are relatively complex vessel types to build and this increases the barriers to entry for shipyards and the pool of yards that owners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: March 15, 2016

Ship Type	Size (DWT)	Fleet		Orderbook – Jan 2016			Orderbook Delivery Schedule (No. Ships)
		Number	M Dwt	Number	M Dwt	% Fleet	2016	2017	2018	2019
Coated IMO 2	10,000+	927	20.3	47	1.4	6.9%	27	13	4	3
Stainless Steel	10,000+	601	13.0	142	3.7	28.5%	63	47	26	6
Total		1,528	33.3	189	5.1	15.3%	90	60	30	9

Source: Drewry

The Chemical Tanker Freight Market

Some 50% of all chemical movements are covered by COAs, while the spot market covers 35% to 40%. The remainder is made up by other charter arrangements and cargoes moved in tonnage controlled by exporters or importers. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, as fixing is often sporadic, or more often than not covered by contract business. For these reasons, the assessment of spot freight rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements. Following an increase in rates throughout 2010 and 2011 after the decline in 2009, freight rates on most major trade lanes declined during 2012 as market sentiment eroded. In 2013 spot rates on most routes strengthened and in 2014 rates continued to record small gains on the back of increased vessel demand. The provisional data for 2015 suggest that global seaborne chemical trade increased by 4.2% and rising demand for chemical tankers was reflected in improved TC rates.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values show a relationship to the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; secondhand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than MRs due to the lower volume of ordering and variation in specification. However, at the start of 2016 prices were generally 20% to 30% lower than the market peak in early 2008. Similarly, in the secondhand market, asset values in some cases have dropped by nearly 50% since 2008.

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

A variety of governmental, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include local port authorities, national authorities, harbour masters, classification societies, flag state administrations, labor organizations, charterers, terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our tankers. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

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

In 2012, the IMO’s Marine Environmental Protection Committee (“MEPC”) adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. As of January 1, 2016 amendments to Annex I, the IBC Code, require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability. We may need to make certain financial expenditures to comply with these amendments.

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

The United States and Canada requested the IMO designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as ECAs under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. The North American ECA came into force on August 1, 2012. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the United States Gulf of Mexico. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which was further reduced to 0.1% on January 1, 2015. On January 1, 2014, the United States Caribbean Sea was also designated an ECA.

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

The IMO Legal Committee also adopted the 1996 Protocol to the Convention on Limitation of Liability for Maritime Claims (the “LLMC”), which specifies limits of liability for loss of life or personal injury claims and property claims against ship-owners. The limits of liability are periodically amended to adjust to inflation. Amendments to the LLMC, which were adopted in April 2012, went into effect on June 8, 2015.

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

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The United States Coast Guard (“USCG”) and European Union (“EU”) authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in United States and EU ports, as the case may be.

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

In 1996, the IMO International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (“HNS”), was adopted and subsequently amended by the 2010 Protocol. If it enters into force, the HNS Convention will provide for compensation to be paid out to victims of accidents involving HNS, such as chemicals. The HNS Convention introduces strict liability for the ship-owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. HNS are defined by reference to lists of substances included in various IMO Conventions and Codes and include oils, other liquid substances defined as noxious or dangerous, liquefied gases, liquid substances with a flashpoint not exceeding 60°C, dangerous, hazardous and harmful materials and substances carried in packaged form, solid bulk materials defined as possessing chemical hazards, and certain residues left by the previous carriage of HNS. The HNS Convention introduces strict liability for the ship-owner and a system of compulsory insurance and insurance certificates. However, the HNS Convention lacked the ratifications required to come into force. In April 2010, a consensus at the Diplomatic Conference convened by the IMO adopted the 2010 Protocol. Under the 2010 Protocol, if damage is caused by bulk HNS, compensation would first be sought from the ship-owner. The 2010 Protocol has not yet entered into effect. It will enter into force 18 months after the date on which certain consent and administrative requirements are satisfied. While a majority of the necessary number of states has indicated their consent to be bound by the 2010 Protocol, the required minimum has not been met.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding its implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (“BWMS”). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014, the MEPC met and adopted additional resolutions concerning the BWM Conventions implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of the ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The United States Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages, which caps do not apply to direct clean-up costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and the USCG also require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, self-insurance or a guaranty. We comply with the USCG’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, in February 2014 the United States Bureau of Ocean Energy Management proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. On August 15, 2012, the Unites States Bureau of Safety and Environmental Enforcement (“BSEE”) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Furthermore, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

We have and expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage or if our insurance providers were to not respond, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or otherwise restrict our vessels from entering United States waters.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in United States waters. In March 2013 the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in United States waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act (“NISA”), also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

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

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

European Union Regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

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

The EU has adopted new low sulphur fuel legislation which came into effect from January 2015. This requires vessels to only burn fuel with a sulphur content which does not exceed 0.1% whilst they are in the territorial waters of EU member states, or EU exclusive economic zones, pollution control zones, or Sulphur Oxide Emissions Control Areas (“SOx Emissions Control Areas”). The IMO designated ECAs in other jurisdictions, such as the United States, and similar regulations also came into effect in January 2015, as discussed above under “International Maritime Organization — Air Emissions.”

Recently, the EU has adopted regulations in relation to recycling and management of hazardous materials on all ships. Parts of such regulations concerning carrying statements of compliance and an inventory of hazardous materials, became effective starting on December 31, 2015 and EU newbuilds must be complaint by December 31, 2018 (certain provisions also come into effect between December 31, 2014 and December 31, 2020 respectively). These recycling regulations apply to any vessels which are flagged under an EU member. None of our vessels are flagged under an EU member state. However, even though a vessel is flagged in a country outside of the EU, the vessel will still have to keep a record on-board an inventory of any hazardous materials on vessels and be able to submit to the relevant authorities a copy of a statement of compliance verifying this inventory.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.

International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord. The 2015 United Nations Convention on Climate Change Conference in Parties did not result in an agreement that directly limited greenhouse gas emissions from ships.

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

In 2015, the European Parliament and Council of Ministers adopted a regulation that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information requiring. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulation to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the United States Clean Air Act (“CAA”) and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate change legislation or other regulatory initiatives by the EU, United States, IMO or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our businesses may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (“ILO”) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labour Convention 2006 (“MLC 2006”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. Amendments to the MLC 2006 were adopted in 2014 and more amendments were proposed in 2016. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the United States Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to protect ports and international shipping against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All our vessels are certified as being “in-class” by American Bureau of Shipping and Lloyds Register. In December 2013 the IACS adopted new harmonized Common Rules, which apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All new and second-hand vessels that we purchase must be certified prior to their delivery to us. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

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

Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. The pool provides a mechanism for sharing all claims in excess of $10.0 million up to approximately $7.5 billion. We are subject to calls payable to the associations based on its claim record, as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 45 wholly owned subsidiaries, a list of which is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report and is incorporated herein by reference, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced on March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have entered into a lease which commenced on January, 2016 with a third party for office space at Hamilton, Bermuda. This lease is for a period of one year, with an option for three further terms of one year each. We entered into a corporate services agreement for a temporary office space in Singapore which commenced on September 2015 for a period of one year. Average aggregate payments under these leases are approximately $328,959 per annum.

As of March 15, 2016, all of our 24 vessels are subject to liens relating to our credit facilities.

Item 4.A Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

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

Our Charters

We generate revenues by charging customers for the transportation of their petroleum or chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual arrangements:

•	Time Charter. Vessels we operate and for which we are responsible for crewing and for paying other vessel operating expenses (such as repairs and maintenance, insurance, stores, lube oils, communication expenses) and technical management fees, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•	Commercial Pools. Our vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement.
•	Spot Charter. We arrange spot employment for our vessels in-house or through third-party chartering managers. We are responsible for all costs associated with operating the vessel, including vessel operating expenses and voyage expenses.

The table below illustrates the primary distinctions among these types of charters and contracts.

	Time Charter	Commercial Pool	Spot Charter
Typical contract length	1 – 5 years	Indefinite	Single voyage
Hire rate basis(1)	Daily	Varies (daily rate reported)	Varies
Voyage expenses(2)	Charterer pays	Pool pays	We pay
Vessel operating expenses(3)	We pay	We pay	We pay
Off-hire(4)	We pay	We pay	We pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(3)	“Vessel operating expenses” are costs of operating a vessel that are incurred during a charter, including costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.
(4)	“Off-hire” refers to the time a vessel is not available for service, due primarily to scheduled and unscheduled repairs or drydocking.

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

Vessel Operating Expenses.  We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The largest components of our vessel operating expenses are generally crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

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

Commercial Pools.  To increase vessel utilization and thereby revenues, we participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenues than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers.

Factors You Should Consider When Evaluating Our Results

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others: the highly cyclical tanker industry; partial dependence on spot charters; fluctuating charter values; changing economic, political and governmental conditions affecting our industry and business; material changes in applicable laws and regulations; level of performance by counterparties, particularly charterers; acquisitions and dispositions; increased operating expenses; increased capital expenditures; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and terms; and management turnover.

Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated TCE rates, and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable.

Recent Fleet Growth

Our current fleet consists of 24 double-hulled product and chemical tankers all of which are in operation. We acquired ten of our vessels as second-hand vessels, all of which we have upgraded to increase efficiency and improve performance. In 2013, 2014, and 2015 we paid an aggregate of $144.6 million, $209.7 million, and $232.9 million respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. During 2011, 2012, 2013, 2014 and 2015, we acquired or took delivery of two, none, two, six and 10 vessels, respectively.

In 2015, we took delivery of the following newbuilding product and chemical tankers:

•	January: Ardmore Cherokee;
•	February: Ardmore Dauntless and Ardmore Defender;
•	April: Ardmore Cheyenne;
•	May: Ardmore Sealion;
•	June: Ardmore Seafox;
•	July: Ardmore Chinook;
•	August: Ardmore Seawolf; and
•	November: Ardmore Chippewa and Ardmore Seahawk.

Operating Results

The following tables present our operating results for the years ended December 31, 2015 and 2014.

Statement of Operations for the Year Ended December 31, 2015 and December 31, 2014

	Year Ended
INCOME STATEMENT DATA	Dec. 31, 2015	Dec 31, 2014	Variance	Variance (%)
REVENUE
Revenue	$157,882,259	67,326,634	90,555,625	135%
OPERATING EXPENSES
Commissions and voyage related costs	30,137,173	7,004,045	(23,133,128)	(330)%
Vessel operating expenses	46,416,510	29,447,876	(16,968,634)	(58)%
Depreciation	24,157,022	14,854,885	(9,302,137)	(63)%
Amortization of deferred dry dock expenditure	2,120,974	2,031,100	(89,874)	(4)%
General and administrative expenses	10,748,622	8,178,666	(2,569,956)	(31)%
Total operating expenses	113,580,301	61,516,572	(52,063,729)	(85)%
Profit/(loss) from operations	44,301,958	5,810,062	38,491,896	663%
Interest expense and finance costs	(12,282,704)	(4,119,283)	(8,163,421)	(198)%
Interest income	15,571	16,444	(873)	(5)%
Profit/(loss) before taxes	32,034,825	1,707,223	30,327,602	1,776%
Income tax	(79,860)	(46,749)	(33,111)	(71)%
Net profit/(loss)	$31,954,965	1,660,474	30,294,491	1,824%

Revenue.  Revenue for the year ended December 31, 2015 was $157.9 million, an increase of $90.6 million from $67.3 million for the year ended December 31, 2014. The increase is due to an increase in the average number of owned vessels to 19.69 for 2015 from 12.1 for 2014, improving market conditions and an increase in earnings per day generated by vessels employed in the spot market. We had eight vessels and three vessels employed under direct spot chartering arrangements as at December 31, 2015 and 2014, respectively. As discussed above, under direct spot chartering arrangements, revenue is recognized on a gross charter basis, while under time chartering and pooling arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs.  Commissions and voyage related costs were $30.1 million for the year ended December 31, 2015, as compared to $7.0 million for the year ended December 31, 2014. This increase is primarily due to 2,781 additional revenue days in 2015 as compared to 2014, in line with the additional vessel deliveries following December 31, 2014. As discussed above, under a direct spot chartering arrangement, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pooling arrangements, the charterer typically pays voyage expenses.

TCE rate.  The TCE rate for our fleet was $18,309 per day for the year ended December 31, 2015, an increase of $3,916 per day from $14,393 per day for the year ended December 31, 2014.

Vessel operating expenses.  Vessel operating expenses were $46.4 million for the year ended December 31, 2015, an increase of $17.0 million from $29.4 million for the year ended December 31, 2014. This increase is primarily due to an increase in the number of vessels in operation for 2015. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Average operating costs per vessel per day, including technical management fees, were $6,333 for the year ended December 31, 2015, as compared to $6,556 for the year ended December 31, 2014.

Depreciation.  Depreciation expense for the year ended December 31, 2015 was $24.2 million, an increase of $9.3 million from $14.9 million for the year ended December 31, 2014. The increase is due to an increase in the average number of owned vessels to 19.69 for 2015 from 12.1 for 2014.

Amortization of deferred dry dock expenditure.  Amortization of deferred dry dock expenditure for the year ended December 31, 2015 was $2.1 million, as compared to $2.0 million for the year ended December 31, 2014. This increase is due to the timing of scheduled drydockings occurring across the fleet. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses.  General and administrative expenses for the year ended December 31, 2015 were $10.7 million, as compared to $8.2 million for the year ended December 31, 2014. The increase reflects additional costs associated with operating a growing fleet, along with general and administrative expenses being prone to fluctuations between periods.

Interest expense and finance costs.  Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the year ended December 31, 2015 were $12.3 million, as compared to $4.1 million for the year ended December 31, 2014. Cash interest expense increased by $5.9 million to $13.0 million for 2015 from $7.1 million for 2014. This was the result of an increase in the average debt balance following the delivery of ten vessels since December 31, 2015. Capitalized interest, which relates to vessels under construction, amounted to $2.4 million for 2015, as compared to $3.9 million for 2014. Amortization of deferred financing charges for 2015 was $1.7 million, compared to $0.9 million for 2014.

Statement of Operations for the Year Ended December 31, 2014 and December 31, 2013

	Year Ended
INCOME STATEMENT DATA	Dec 31, 2014	Dec 31, 2013	Variance	Variance (%)
REVENUE
Revenue	$67,326,634	35,867,356	31,459,278	87.7%
OPERATING EXPENSES
Commissions and voyage related costs	7,004,045	2,523,842	(4,480,203)	(177.5)%
Vessel operating expenses	29,447,876	18,215,487	(11,232,389)	(61.7)%
Depreciation	14,854,885	8,388,208	(6,466,677)	(77.1)%
Amortization of deferred dry dock expenditure	2,031,100	1,420,814	(610,286)	(43.0)%
General and administrative expenses	8,178,666	5,669,935	(2,508,731)	(44.2)%
Total operating expenses	61,516,572	36,218,286	(25,298,286)	(69.8)%
Profit/(loss) from operations	5,810,062	(350,930)	6,160,992	1775.6%
Interest expense and finance costs	(4,119,283)	(3,464,006)	(655,277)	(18.9)%
Interest income	16,444	6,059	10,385	171.4%
Profit/(loss) before taxes	1,707,223	(3,808,877)	5,516,100	144.8%
Income tax	(46,749)	(33,726)	(13,023)	(38.6)%
Net profit/(loss)	$1,660,474	(3,842,603)	5,503,077	143.2%

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

TCE rate.  The TCE rate for our fleet was $14,393 per day for the year ended 31 December, 2014, an increase of $1,543 per day from $12,850 for the year ended 31 December, 2014.

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

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at December 31, 2015, our total cash and cash equivalents were $40.1 million, a decrease of $19.8 million from $59.9 million as at December 31, 2014, following payments made for vessels under construction. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

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

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and capital leases are described in Notes 2 (“Debt”) and 3 (“Capital leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2015, we were in compliance with all covenants relating to our financing facilities.

Cash Flow Data for the Years Ended December 31, 2015, 2014 and 2013

	For the years ended
CASH FLOW DATA	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Net cash provided by operating activities	$37,659,686	12,421,127	8,120,173
Net cash used in investing activities	(232,849,734)	(209,741,529)	(144,637,558)
Net cash provided by financing activities	$175,419,834	200,339,153	178,044,107

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

For the year ended December 31, 2015, cash flow provided by operating activities was $37.7 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $61.4 million. Changes in operating assets and liabilities resulted in an outflow of $20.4 million and drydock payments were $3.3 million.

For the year ended December 31, 2014, cash flow provided by operating activities was $12.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) resulted in a cash inflow of $20.8 million. Changes in operating assets and liabilities resulted in an outflow of $3.5 million and drydock payments were $4.9 million.

For the year ended December 31, 2013, cash flow provided by operating activities was $8.1 million. Net profit (after adding back depreciation, amortization and other non-cash items) resulted in a cash inflow of $7.3 million. Changes in operating assets and liabilities contributed an inflow of $1.1 million and drydock payments were $0.3 million.

Cash used by investing activities

For the year ended December 31, 2015, net cash used in investing activities was $232.9 million. Payments for the completion of vessels under construction, along with vessel equipment, were $232.5 million for 2015. Payments for office equipment, and fixtures and fittings during the year were $0.4 million.

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

Cash provided by financing activities

For the year ended December 31, 2015, the net cash provided by financing activities was $175.4 million. Drawdowns of long-term debt amounted to $216.5 million and repayments of debt amounted to $24.8 million. Total principal repayments of the capital lease arrangement were $1.7 million. We also incurred payments of $1.6 million relating to deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels which were under construction. Quarterly cash dividends paid were $13 million for the period.

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

Capital Expenditures

Drydock

Three of our vessels completed drydock surveys in 2015. The drydocking schedule for our vessels that were in operation as of December 31, 2015 is as follows:

	For the years ended December 31
	2016	2017	2018	2019
Number of vessels in drydock (excluding in-water surveys)	3	3	5	5

We will continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys are a component of our vessel operating expenses.

Newbuildings

We currently have no newbuildings on order. However, our growth strategy contemplates expansion of our fleet through vessel acquisitions and newbuildings.

Upgrades

We intend to continue our investment program for vessel upgrades, primarily following acquisition of second-hand vessels, where feasible to maintain operational efficiency, optimum commercial performance and preservation of asset value.

Dividends

On each of February 18, May 15 and August 14, 2015 we paid a cash dividend of $0.10 per share of our common stock for the quarters ended December 31, 2014, March 31, 2015 and June 30, 2015, respectively.

On April 2, 2015, we introduced our Dividend Reinvestment Plan. The plan allows existing shareholders to purchase additional common shares by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the plan participant.

On September 8, 2015, we announced a change to our dividend policy to a constant payout ratio policy. Under the new policy we expect to pay out as dividends on a quarterly basis 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items).

On October 27, 2015, Ardmore’s Board of Directors announced a cash dividend of $0.31 per share for the quarter ended September 30, 2015. The dividend was paid on November 16, 2015 to all shareholders of record on November 6, 2015.

On February 3, 2016, Ardmore’s Board of Directors declared a cash dividend of $0.13 per share for the quarter ended December 31, 2015. The dividend was payable on February 29, 2016 to all shareholders of record on February 16, 2016.

Share Repurchase Plan

In November 2014, we announced that our board of directors approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years. We may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares, and at any time we may suspend, delay or discontinue the share repurchase plan.

During the year ended December 31, 2015, we repurchased none of our shares of common stock. During the quarter ended March 31, 2016, we repurchased 366,347 shares under our repurchase plan, at a weighted-average price of $8.20 per share (including fees and commission of $0.03 per share) for a total of $3,004,921 million.

C. Research and Development, Patent and Licences, etc.

Not applicable

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which primarily depend on the demand and supply dynamics characterizing the tanker market at any given time. The oil tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. For other trends affecting our business, please see the other discussions above in this “Item 4 — Information on the Company — Business Overview — The International Product and Chemical Tanker Industry” and “Item 5 — Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations on vessel finance and certain other obligations as at December 31, 2015. As of that date, we had no such obligations or commitments due after the year ending December 31, 2021.

	FY 2016	FY 2017 – 2019	FY 2020 – 2022	Total
Debt	$29,137,825	$106,631,299	$260,695,503	$396,464,627
Capital lease	27,097,348	—	—	27,097,348
Interest expense(1)	11,812,037	30,726,738	16,490,443	59,029,218
Loan commitment fees	204,000	—	—	204,000
Office space	321,641	1,026,298	779,591	2,127,530
	$68,572,851	138,384,335	277,965,539	484,922,724

(1)	The interest expense on our loans is variable and based on LIBOR. The amounts in the above schedule were calculated using an interest swap rate of 0.62% plus a margin of 2.55%, which is the weighted average margin on our senior loan facilities.

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

Revenues and voyage expenses of our vessels operating in commercial pooling arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed upon formula. The formulas used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. We account for our vessels’ share of net pool revenue on the allocated time charter equivalent on a monthly basis. Net pool revenues due from the pool are included in trade receivables.

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

Shares-Based Compensation.  We grant share-based payment awards, such as restricted stock units, as incentive-based compensation to certain employees. We granted Stock Appreciation Rights (“SARs”) to certain employees and officers in August 2013, March 2014, June 2014 and March 2015. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted, which we calculate according to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 718, Compensation — Stock Compensation (“ASC 718”). Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the award, volatility and dividend yield, and making certain other assumptions about the award.

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

Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected offhire and scrap values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of internally forecasted rates that are consistent with forecasts provided to senior management and our board of directors, and the trailing 10-year historical average one-year time charter rates, based on average rates published by maritime researchers. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, and management believes the use of estimates based on the combination of internally forecasted rates and 10-year historical average rates calculated as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Utilization is based on historical levels achieved and estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2015 and 2014, at which time we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2015, and, accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, drydock, upgrades, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

			Carrying Value as at
	Built	DWT	Dec 31, 2015	Dec 31, 2014
Ardmore Seavaliant	2013	49,998	$35,603,953	37,029,009
Ardmore Seaventure	2013	49,998	36,252,463	37,706,584
Ardmore Seavantage	2014	49,997	37,537,599	39,006,544
Ardmore Seavanguard	2014	49,998	37,672,893	39,142,171
Ardmore Sealion	2015	49,999	35,129,760	—
Ardmore Seafox	2015	49,999	35,169,232	—
Ardmore Seawolf	2015	49,999	35,597,458	—
Ardmore Seahawk	2015	49,999	36,044,048	—
Ardmore Endeavour	2013	49,997	34,181,654	35,497,737
Ardmore Seafarer	2004	45,744	19,931,834	21,531,464
Ardmore Seatrader	2002	47,141	18,570,440	18,820,205
Ardmore Seamaster	2004	45,840	20,210,571	21,990,046
Ardmore Seamariner	2006	45,726	20,776,068	22,421,449
Ardmore Sealeader	2008	47,463	22,368,373	23,449,705
Ardmore Sealifter	2008	47,472	21,816,947	22,831,489
Ardmore Dauntless	2015	37,764	35,805,905	—
Ardmore Defender	2015	37,791	35,913,200	—
Ardmore Centurion	2005	29,006	19,345,625	19,044,680
Ardmore Cherokee	2015	25,215	30,678,967	—
Ardmore Cheyenne	2015	25,217	30,916,192	—
Ardmore Chinook	2015	25,217	31,203,225	—
Ardmore Chippewa	2015	25,217	31,632,901	—
Ardmore Calypso	2010	17,589	18,783,238	19,719,305
Ardmore Capella	2010	17,567	18,300,747	17,657,252
Total			$699,443,292	375,847,640

We estimate that the aggregate carrying value of these vessels exceeded their aggregate basic market value by approximately $12.2 million as of December 31, 2015 and $16.4 million as at December 31, 2014. We believe that eight of our vessels’ carrying values exceeded the basic market value as of December 31, 2015 and that three of our vessels’ carrying value exceeded the basic market value as of December 31, 2014. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 10% reduction in forecasted vessel utilization and a 10% reduction in time charter rates and, in each scenario, the future undiscounted cash flows significantly exceeded the carrying value of each of our vessels.

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

Recent Accounting Pronouncements

Please see Note 2.4 “Recent accounting pronouncements” to our consolidated financial statements included in Item 18 of this Annual Report for a description of recently issued accounting pronouncements that may apply to us.

G. Safe Harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of eight directors. Each director elected holds office for a three-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2017 annual meeting of shareholders, Class II directors serve for a term expiring at the 2018 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2016 annual meeting of the shareholders. Mr. Curtis McWilliams was appointed as a Class III director by the board of directors commencing in January 2016; we expect that Mr. McWilliams will stand for election at the 2016 annual meeting of shareholders. Mr. McWilliams brings to Ardmore additional financial experience and broadens the number of independent directors available to serve on the board and its committees. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Cumberland House, 1 Victoria Street, 5th Floor, Hamilton HM11, Bermuda.

Name	Age	Class	Position
Mr. Mark Cameron	50	N/A	Executive Vice President and Chief Operating Officer
Mr. Brian Dunne	49	III	Director, Chairman of the Audit Committee, Member of the Nominating and Corporate Governance Committee
Mr. Albert Enste	57	I	Director, Member of the Compensation Committee
Mr. Anthony Gurnee	56	II	Chief Executive Officer, President and Director
Mr. Reginald Jones	56	III	Chairman and Director, Chairman of the Nominating and Corporate Governance Committee, Chairman of the Compensation Committee
Mr. Niall McComiskey	35	II	Director, Member of the Nominating and Corporate Governance Committee, Member of the Audit Committee
Mr. Alan Robert McIlwraith	60	II	Director, Member of the Audit Committee
Mr. Curtis McWilliams	60	III	Director, Member of the Audit Committee
Mr. Gernot Ruppelt	34	N/A	Senior Vice President, Chartering and Business Development
Dr. Peter Swift	71	I	Director, Member of the Compensation Committee
Mr. Paul Tivnan	36	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

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

Brian Dunne is a director of the Company. Mr. Dunne is a director of a number of companies in the aviation, finance and insurance sectors, and has served as a director of Ardmore since June 2010. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from the University College Dublin.

Albert Enste has served as a director of Ardmore since its IPO in August 2013. Mr. Enste currently serves as an active partner and Managing Director of both Enste & American Investors Holding Gmbh and Federnfabrik Schmid AG. He also currently serves on the boards of People Guard USA and Federnfabrik Schmid AG Switzerland. Between 2006 and 2011, Mr. Enste served as the Vice President and General Manager of International Business at Electro-Motive Diesel, Inc. From 2000 to 2001, Mr. Enste headed worldwide locomotive sales as Vice President of Locomotives at DaimlerChrysler Rail Systems ADtranz and continued to hold this position, as well as that of Senior Director until 2006 with Bombardier Transportation after they acquired DaimlerChrysler Rail Systems ADtranz. Mr. Enste holds a Master of Engineering from the Technical University of Munich.

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

Robert McIlwraith has served as a director of Ardmore since its IPO in August 2013. Mr. McIlwraith has been an owner of Redwood Management Consultants since April 2011 and has served as Chairman of the Exeter Initiative for Science and Technology (ExIST) since June 2011. He has also served as Chairman of the Trustees of AmSafe Bridport Pension Scheme since 2000, has been teaching Accounting and Finance and Management Studies at INTO University of Exeter since January 2011, became a chamber member at the Exeter Chamber of Commerce and Industry in April 2013, and has served as a Trustee of Sidmouth Hospiscare since 2011. He previously served as the President of Align Aerospace France from October 2011 to August 2012 and as a Managing Director and Executive Vice President for the global aerospace and defense business Amsafe from 1998 to 2011. Mr. McIlwraith earned his Bachelor’s degree in Mechanical Engineering from Cardiff University and is a Chartered Engineer and a Member of the Institution of Mechanical Engineers.

Curtis McWilliams was appointed as a director by the board of directors in January 2016. Mr. McWilliams is a real estate industry veteran with over 25 years of experience in finance and real estate. He currently serves as a member of the Ashford Hospitality Prime, Inc. Board of Directors. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. McWilliams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chairman of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. McWilliams has a Master's degree in Business, with a concentration in Finance, from the University of Chicago Graduate School of Business, and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Gernot Ruppelt is our Senior Vice President, Chartering and Business Development. Mr. Ruppelt joined Ardmore as Director, Chartering and Business Development in 2013 and was appointed to his current position as Senior Vice President in December 2014. Mr. Ruppelt brought to Ardmore 12 years of commercial experience in the maritime business. From 2008 to 2013, he worked as a Tanker Broker at Poten & Partners, New York. During his time at Poten & Partners, Mr. Ruppelt brokered longer term deals for crude oil, product and chemical tankers working on behalf of ship-owners and operators, oil traders, refineries and oil companies. From 2001 to 2008 he worked for Maersk Broker and AP Moller — Maersk in Copenhagen, Singapore and Germany. As a broker at Maersk, Mr. Ruppelt concluded container ship contracts for third party business, and he also spent several years at Maersk’s liner organization, most recently as Trade Manager for their Pacific Eastbound trade. He is a member of the Institute of Chartered Shipbrokers in London. He also completed the two-year “Maersk International Shipping Education” program and graduated from Hamburg Shipping School.

Peter Swift has served as a director of Ardmore since its IPO in August 2013. Dr. Swift has had a distinguished career spanning 45 years in the maritime industry, and is presently serving in non-profit and charitable directorships, including acting as the Chairman of the Maritime Piracy Humanitarian Response Programme, as a Member for both the American Bureau of Shipping and the IMO Committee of the Royal Institution of Naval Architects, and as a Director of the Maritime Industry Foundation. Dr. Swift was previously the Managing Director of INTERTANKO from 2000 to 2010 and a Director of Seascope Shipping Limited from 1999 to 2001. He was employed by Royal Dutch Shell from 1975 to 1999 in a range of commercial and technical roles. Dr. Swift holds a PhD in Transport Economics, an MS in Engineering degree from the University of Michigan, and a BS in Naval Architecture from the University of Durham. He is a Chartered Engineer and a Fellow of the Royal Institution of Naval Architects.

Paul Tivnan has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Ardmore since June 2010. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. From 2002 to 2010, he was employed at Ernst & Young, most recently, as a Senior Executive in the Financial Services Tax Advisory department specialising in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr Tivnan holds a BA in Accounting and Finance and an MBS in Accounting each from Dublin City University. He is an Associate of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

B. Compensation of Directors and Senior Management

We paid $2.1 million in aggregate compensation to members of our senior executive officers in 2015, which includes the grant date fair value of awards granted to them for 2015 under our equity incentive plan, calculated in accordance with ASC 718 (but excluding the effect of any forfeitures). In 2015, each of our non-employee directors annually receives cash compensation in the aggregate amount of $35,000, plus an additional fee of $12,500 for each committee for which a director serves as Chairman, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chairman receives an additional $25,000 per year. We paid $602,971 in aggregate compensation to our directors in 2015, which includes stock-based compensation (based on the grant date fair value of awards granted to them during the year calculated in accordance with ASC 718, but excluding the effect of any forfeitures). Our officers and directors are eligible to receive awards under our equity incentive plan, which is described below under “— Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with those of our shareholders. In this regard, we have determined that it generally is beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect that a meaningful component of the compensation packages for our directors and management will consist of equity interests in our shares in order to provide them on an on-going basis with meaningful ownership in Ardmore.

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

Stock Appreciation Rights

As of December 31, 2015, ASC had granted 1,143,635 SARs to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of Ardmore’s common stock, based on the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR. The weighted average exercise price for the SARs outstanding as of December 31, 2015 was $13.87 (2014: $13.99).

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

As at December 31, 2015 there had been four issuances of SARs: August 2013 (1,078,125 units), March 2014 (22,118 units), June 2014 (5,595 units). There was an additional issuance on March 2015 (37,797 units). The first SARs awards vest and become exercisable ratably over five years from the date of grant of the SAR award (i.e., 20% of the shares covered by the SAR award vest on each of the first five anniversaries of the grant date), and the second, third and fourth SAR awards are scheduled to vest and become exercisable ratably over three years from the date of grant of the SAR award (i.e., 33% of the shares covered by the SAR award vest on each of the first three anniversaries of the grant date), subject to, and conditioned upon, the grantee’s continued service as an employee, officer or director of us or one of our subsidiaries or affiliates. However, no portion of a SAR award will be exercisable prior to July 31, 2016 unless the fair market value of a share of our common stock is equal to more than two times the SAR’s per share exercise price and has remained above such amount for 30 consecutive days. The SAR awards may receive accelerated vesting in cases of termination of service due to death or disability or in connection with a change of control of the Company. The SAR awards have a term of seven years from the date of grant and in no event will the SAR be exercisable to any extent following the seventh anniversary of the grant date. The SAR awards are subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in the equity incentive plan document. Please see Note 18 “Share based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards.

C. Board Practices

Our board of directors currently consists of eight directors, five of whom, Brian Dunne, Peter Swift, Alan Robert McIlwraith, Albert Enste, and Curtis McWilliams have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our Audit Committee consists of Brian Dunne, as Chairman, Alan Robert McIlwraith, Niall McComiskey and Curtis McWilliams. Our board of directors has determined that Mr. Dunne qualifies as an “audit committee financial expert” as such term is defined under SEC rules. Mr. McComiskey, a non-independent member of our board of directors, is an observer and does not have voting rights on the Audit Committee. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Nominating and Corporate Governance Committee consists of Reginald Jones (a non-independent member of our board of directors) as Chairman, Niall McComiskey and Brian Dunne. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee consists of Reginald Jones, as Chairman, Peter Swift and Albert Enste. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws.

D. Employees

As of December 31, 2015, approximately 772 seagoing staff serve on the vessels that we manage and approximately 30 staff serve on shore. This is compared with approximately 580 seafarers and approximately 22 staff on shore as of December 31, 2014 and reflects the growth in our fleet. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with four of our executives: Anthony Gurnee, our President and Chief Executive Officer; Paul Tivnan, our Senior Vice President and Chief Financial Officer; Mark Cameron, our Executive Vice President and Chief Operating Officer; and Gernot Ruppelt, our Senior Vice President of Chartering and Business Development. These employment agreements became effective as of August 1, 2013 and terminate in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include one year non-solicitation and one year non-compete clauses following the cessation of the employee’s employment with us.

The employment agreements require that we maintain director and officer insurance and that we indemnify and hold the employee harmless against all expenses, liability and loss (including reasonable and necessary attorneys’ fees, judgments, fines and amounts paid in settlement) in connection with any threatened or pending action, suit or proceeding, to which the employee is a party or is threatened to be made a party as a result of the employee’s employment with us. The indemnification provisions exclude fraud, willful misconduct or criminal activity on the employee’s behalf.

E. Share Ownership

The total amount of common stock owned by all of our officers and directors as a group is set forth below in Item 7. “Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 15, 2016 (except as otherwise noted), of our common stock by:

•	each person or entity known by us to beneficially own 5% or more of our common stock; and
•	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after March 15, 2016) through the exercise of any stock option or other right; however, any such share are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name of Beneficial Owner	Number of Common Shares Beneficially Owned		Percentage of Common Shares Beneficially Owned(1)
GA Holdings LLC(2)	4,348,798		16.8%
Donald Smith & Co. Inc.(3)	2,620,958		10.1%
FMR LLC(4)	2,166,847		8.4%
Royce & Associates, LLC(5)	1,339,503		5.2%
All directors, executive officers and senior management, as a group(6)		*	*

(1)	Based on 25,913,237 shares of common stock outstanding on March 15, 2016.
(2)	This information is based on the Schedule 13G filed with the SEC on February 2, 2016, as updated to reflect their participation in our dividend reinvestment plan. Approximately 98.6% of the limited company interests in GA Holdings LLC are owned by private investment funds managed by affiliates of Greenbriar Equity Group, LLC. Such entities and their control persons, Joel S. Beckman, Reginald L. Jones III (an Ardmore director) and Gerald Greenwald, have shared voting and investment power with respect to shares of the company held by GA Holdings LLC.
(3)	This information is based on the Schedule 13G filed with the SEC on February 10, 2016, which indicates that the common shares are beneficially owned by Donald Smith & Co., Inc., Donald Smith Long/Short Equities Fund, L.P. and Jon Hartsel.

(4)	This information is based on the Schedule 13G filed with the SEC on February 12, 2016, which indicates that the common shares are beneficially owned by FMR LLC, Abigail Pl Johnson and, with respect to 1,498,729 shares, Fidelity Small Cap Stock Fund.
(5)	This information is based on the Schedule 13G filed with the SEC on February 8, 2016.
(6)	Excludes shares owned by GA Holdings LLC and which may be deemed beneficially owned by our director Reginald L. Jones III as described in footnote 2 above.
*	Less than 1% of outstanding shares of our common stock.

As of March 15, 2016, we had one shareholder of record located in the United States, which was CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 21,564,439 shares of our common stock, representing approximately 83% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Two members of our board of directors, Reginald Jones and Niall McComiskey, are affiliated with our largest shareholder, GA Holdings LLC. Anthony Gurnee, our chief executive officer and a member of our board of directors, is the beneficial owner of 2.43% of the outstanding equity interests of GA Holdings LLC. Any transaction involving the payment of compensation to a director or officer in connection with their duties to Ardmore are not related party transactions. Please see Item 6.A “Directors, Senior Management and Employees-Directors and Senior Management.”

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands in May 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, in April 2010. In August 2013, we completed our IPO of shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. As of December 31, 2015, GA Holdings LLC held 4,279,525 shares of our common stock, or approximately 16.25% of our outstanding common stock.

In 2013, during the period prior to our IPO, we paid $175,000 to Greenbriar Equity Group LLC in respect of consulting services provided to us. Greenbriar Equity Group LLC manages funds with an investment in GA Holdings LLC, our largest shareholder.

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

Dividend Policy

Under our new dividend policy established in September 2015, we expect to pay our shareholders quarterly dividends of 60% of our Earnings from Continuing Operations, which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, our ability to pay dividends will be subject to the amount of cash reserves established by our board of directors for the conduct of our business, restrictions in our credit facilities and the provisions of the laws of the Marshall Islands, as well as the other limitations set forth in the section of this Annual Report entitled “Risk Factors.”

B. Significant Changes

Not Applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Shares of our common stock trade on the New York Stock Exchange under the symbol “ASC.” The high and low prices of our common shares on the New York Stock Exchange are presented for the periods listed below.

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2013(1)	$15.84	$11.32
December 31, 2014	$15.41	$8.25
December 31, 2015	$15.07	$9.55

FOR THE QUARTER ENDED	HIGH	LOW
March 31, 2014	$15.41	$12.46
June 30, 2014	$14.97	$12.18
September 30, 2014	$13.82	$10.81
December 31, 2014	$12.05	$8.25
March 31, 2015	$12.42	$9.55
June 30, 2015	$13.30	$10.03
September 30, 2015	$15.07	$9.65
December 31, 2015	$15.03	$11.13
March 31, 2016	$12.69	$7.11

FOR THE MONTHS ENDED	HIGH	LOW
October 31, 2015	$14.90	$11.84
November 30, 2015	$15.03	$12.05
December 31, 2015	$12.75	$11.13
January 31, 2016	$12.69	$8.355
February 29, 2016	$10.19	$7.11
March 31, 2016	$9.42	$7.72
April 2016(2)	$8.36	$7.85

(1)	Commencing with the date of our IPO on August 1, 2013
(2)	For the period through April 4, 2016

B. Plan of Distribution

Not applicable.

C. Markets

Shares of our common stock trade on the New York Stock Exchange under the symbol “ASC”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws have been filed as Exhibits 3.1 and 3.2, respectively, to Form F-1/A (Registration Number 333-189714), declared effective by the Securities and Exchange Commission on July 31, 2013. The information contained in these exhibits is incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to our shares of common stock are described in the section entitled “Description of Capital Stock” of our Registration Statement on Form F-3/A (File No. 333-206501), filed with the SEC on September 24, 2015, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

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

E. Taxation of Holders

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations that may be relevant to us and our shareholders. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to (a) us and (b) U.S. Holders and Non-U.S. Holders, each as defined below, of the common shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury (“Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Ardmore Shipping Corporation and its subsidiaries on a consolidated basis.

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

We believe that we satisfy the Publicly-Traded Test for our 2015 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2015 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly-Traded Test for the 2015 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2015 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regards to our or our subsidiaries’ qualification for the Section 883 exemption.

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

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either:

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at Cumberland House, 1 Victoria Street, 5th Floor, Hamilton, HM11, Bermuda. We file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website at www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Please see Note 11 “Risk management” to our consolidated financial statements included in this Annual Report for a description of risk management that may apply to us.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Management’s evaluation as of December 31, 2015 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2015.

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

Item 16 Reserved

Item 16.A Audit Committee Financial Expert

Our audit committee consists of Mr. Brian Dunne, Mr. Niall McComiskey, Mr. Alan Robert McIlwraith and Mr. Curtis McWilliams. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC, and our board of directors has determined that Mr. Brian Dunne qualifies as an “audit committee financial expert,” as such term is defined by the SEC.

Item 16.B Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, chief executive officer, chief financial officer, principal accounting officer and other key management personnel. The code is available for review on our website at www.ardmoreshipping.com.

Item 16.C Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2015 and 2014 were Ernst & Young. The audit fees for the audit of the years ended December 31, 2015 and 2014 were $0.4 million for each such period.

Audit-Related Fees

There were no audit-related fees billed by our principal accountants in 2015 or 2014.

Tax Fees

There were no tax fees billed by our principal accountants in 2015 or 2014.

All Other Fees

There were no other fees billed by our principal accountants in 2015 or 2014.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2015 and 2014.

Item 16.D Exemptions from the Listing Standards for Audit Committees

Mr. Niall McComiskey, who serves on the Audit Committee of our Board of Directors as an observer, is affiliated with GA Holdings LLC, our largest shareholder. As an observer, Mr. McComiskey does not have voting rights on the Audit Committee. He is neither the chair of the Audit Committee nor an executive officer of Ardmore. Accordingly, we rely on the exemption provided in Rule 10A-3(b)(1)(iv)(D) of the Exchange Act for Mr. McComiskey’s service on the Audit Committee. We do not believe that Mr. McComiskey’s affiliation with GA Holdings LLC materially adversely affects the ability of the Audit Committee to act independently or to satisfy the other requirements relating to audit committees contained in Rule 10A-3 under the Exchange Act.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 4, 2014, we announced that our board of directors approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years from November 12, 2014. We may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares, and at any time we may suspend, delay or discontinue the share repurchase plan. During the year ended December 31, 2015, we repurchased no shares of our common stock.

Item 16.F Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G Corporate Governance

Pursuant to an exception for foreign private issuers, we, as a foreign private issuer, are not required to comply with certain corporate governance practices followed by U.S. companies under the New York Stock Exchange (“NYSE”) listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE required practices, such as having a majority of independent directors and establishing a compensation committee and a nominating and corporate governance committee.

The following are the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which differences are permitted by NYSE rules for “foreign private issuers” such as Ardmore Shipping Corporation:

•	The NYSE requires that U.S. issuers have an audit committee, a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Our audit committee currently consists of three independent directors and one non-independent director, who only has observer status and is a non-voting member of the committee. Our compensation committee currently consists of two independent directors and one non-independent director. Our nominating and corporate governance committee currently consists of one independent director and two non-independent directors.
•	The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans. Our board of directors approves such adoption in lieu of such shareholder approval.
•	The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Item 16.H Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See index to Financial Statements on page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2	Term Loan Facility, dated January 13, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V.
4.3	Term Loan Facility, date January 13, 2016, by and among Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (PUBL) and Nordea Bank Finland Plc
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2014 and 2015;
(ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015;
(iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and
(v) Notes to Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARDMORE SHIPPING CORPORATION

By:	/s/ Anthony Gurnee Anthony Gurnee Chief Executive Officer (Principal Executive Officer)

Date: April 6, 2016

INDEX TO FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Index to Audited Financial Statements of Ardmore Shipping Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Ardmore Shipping Corporation

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ardmore Shipping Corporation at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Dublin, Ireland

April 6, 2016

Ardmore Shipping Corporation

Consolidated Balance Sheets
(Expressed in U.S. dollars, unless otherwise stated)

		As at
	Notes	Dec 31, 2015	Dec 31, 2014
ASSETS
Current assets
Vessels held for sale	10	37,083,985	—
Cash and cash equivalents	5	40,109,382	59,879,596
Receivables, trade	6	26,189,316	4,985,900
Working capital advances	7	3,475,000	500,000
Prepayments		1,042,359	683,762
Advances and deposits		3,511,872	3,052,992
Other receivables		23,953	636,464
Inventories		3,969,483	2,486,340
Total current assets		115,405,350	72,225,054
Non-current assets
Vessels and equipment, net of accumulated depreciation of $59.7 million (2014: $35.6 million)	8	658,628,933	371,618,023
Deferred dry dock expenditure, net of accumulated amortization of $6.0 million (2014: $3.9 million)	8	3,730,374	4,229,617
Vessels under construction	8	—	113,985,986
Other non-current assets, net of accumulated depreciation of $0.2 million (2014: $0.2 million)	8	432,951	156,311
Total non-current assets		662,792,258	489,989,937
TOTAL ASSETS		778,197,608	562,214,991
LIABILITIES AND EQUITY
Current liabilities
Payables, trade		12,482,540	7,038,621
Charter revenue received in advance		1,192,317	1,542,863
Other payables		144,932	648,105
Accrued interest on loans		1,752,226	882,594
Current portion of long-term debt	9	27,014,500	17,876,390
Current portion of capital lease obligations	10	26,771,911	1,621,076
Total current liabilities		69,358,426	29,609,649
Non-current liabilities
Non-current portion of long-term debt	9	361,227,904	178,588,604
Non-current portion of capital lease obligations	10	—	26,816,645
Total non-current liabilities		361,227,904	205,405,249
Equity
Share capital ($0.01 par value, 250,000,000 shares authorised, 26,329,711 issued and 26,210,311 outstanding at December 31, 2015 and 26,100,000 issued and 25,980,600 outstanding at December 31, 2014		263,297	261,000
Additional paid in capital		338,226,370	339,082,131
Treasury stock (119,400 shares at December 31, 2015 and December 31, 2014)		(1,278,546)	(1,278,546)
Accumulated surplus/(deficit)		10,400,157	(10,864,492)
Total equity		347,611,278	327,200,093
TOTAL LIABILITIES AND EQUITY		778,197,608	562,214,991

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Notes	For the years ended
		Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
REVENUE
Revenue		157,882,259	67,326,634	35,867,356
OPERATING EXPENSES
Commissions and voyage related costs		30,137,173	7,004,045	2,523,842
Vessel operating expenses		46,416,510	29,447,876	18,215,487
Depreciation		24,157,022	14,854,885	8,388,208
Amortization of deferred dry dock expenditure		2,120,974	2,031,100	1,420,814
General and administrative expenses	12	10,748,622	8,178,666	5,669,935
Total operating expenses		113,580,301	61,516,572	36,218,286
Profit/(loss) from operations		44,301,958	5,810,062	(350,930)
Interest expense and finance costs	13	(12,282,704)	(4,119,283)	(3,464,006)
Interest income	14	15,571	16,444	6,059
Profit/(loss) before taxes		32,034,825	1,707,223	(3,808,877)
Income tax	15	(79,860)	(46,749)	(33,726)
Net profit/(loss)		31,954,965	1,660,474	(3,842,603)
Net earnings/(loss) per share, basic and diluted	16	1.23	0.07	(0.31)
Weighted average number of common shares outstanding, basic and diluted		26,059,122	24,547,661	12,241,599

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Changes in Equity
(Expressed in U.S. dollars, unless otherwise stated)

	Number of Shares outstanding	Share Capital	Additional paid-in capital	Treasury stock	Accumulated (deficit)/surplus	TOTAL
Balance as at January 1, 2013	8,049,500	80,495	116,992,857	—	(8,682,363)	108,390,989
Shareholder contributions	500	5	495	—	—	500
Net proceeds from equity offering	10,000,000	100,000	128,329,204	—	—	128,429,204
Share based compensation	—	—	571,321	—	—	571,321
Dividend payments	—	—	(1,191,300)	—	—	(1,191,300)
Loss for year	—	—	—	—	(3,842,603)	(3,842,603)
Balance as at December 31, 2013	18,050,000	180,500	244,702,577	—	(12,524,966)	232,358,111
Net proceeds from equity offering	8,050,000	80,500	102,631,433	—	—	102,711,933
Share based compensation	—	—	1,383,121	—	—	1,383,121
Repurchase of common stock	(119,400)	—	—	(1,278,546)	—	(1,278,546)
Dividend payments	—	—	(9,635,000)	—	—	(9,635,000)
Loss for year	—	—	—	—	1,660,474	1,660,474
Balance as at December 31, 2014	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093
Share based compensation	—	—	1,436,505	—	—	1,436,505
Dividend payments	229,711	2,297	(2,292,266)	—	(10,690,316)	(12,980,285)
Profit for year	—	—	—	—	31,954,965	31,954,965
Balance as at December 31, 2015	26,210,311	263,297	338,226,370	(1,278,546)	10,400,157	347,611,278

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Notes	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
OPERATING ACTIVITIES
Net profit/(loss)		31,954,965	1,660,474	(3,842,603)
Non-cash items:
Depreciation		24,157,022	14,854,885	8,388,208
Amortization of deferred dry dock expenditure		2,120,974	2,031,100	1,420,814
Share based compensation		1,436,505	1,383,121	571,321
Amortization of deferred finance charges	13	1,711,481	917,675	772,787
Changes in operating assets and liabilities:
Receivables, trade		(21,203,416)	(4,242,494)	120,980
Working capital advances		(2,975,000)	34,571	1,039,384
Prepayments		(358,597)	(212,199)	(248,092)
Advances and deposits		(458,880)	(1,158,675)	(1,470,614)
Other receivables		612,511	(314,654)	176,449
Inventories		(1,483,143)	(1,354,874)	(465,226)
Payables, trade		5,443,919	3,039,310	1,485,259
Charter revenue received in advance		(350,546)	(263,737)	955,555
Other payables		(503,173)	642,669	3,569
Amounts due to related parties		—	—	(600,000)
Accrued interest on loans		869,632	325,434	54,645
Deferred drydock expenditure		(3,314,568)	(4,921,479)	(242,263)
Net cash provided by operating activities		37,659,686	12,421,127	8,120,173
INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment		(232,497,213)	(152,222,866)	(63,497,023)
Payments for vessels under construction		—	(57,463,397)	(81,072,100)
Payments for other non-current assets		(352,521)	(55,266)	(68,435)
Net cash used in investing activities		(232,849,734)	(209,741,529)	(144,637,558)
FINANCING ACTIVITIES
Proceeds from long-term debt		216,490,000	128,625,000	47,030,000
Repayments of long term debt		(24,753,641)	(12,756,732)	(25,270,000)
Proceeds from capital leases		—	—	31,500,000
Repayments of capital leases		(1,702,981)	(1,578,686)	(1,120,985)
Payments for deferred finance charges		(1,633,259)	(5,748,816)	(1,333,312)
Net proceeds from equity offering		—	102,711,933	128,429,204
Repurchase of common stock		—	(1,278,546)	—
Payment of dividend		(12,980,285)	(9,635,000)	(1,191,300)
Shareholder contributions		—	—	500
Net cash provided by financing activities		175,419,834	200,339,153	178,044,107
Net (decrease)/increase in cash and cash equivalents		(19,770,214)	3,018,751	41,526,722
Cash and cash equivalents at the beginning of the year		59,879,596	56,860,845	15,334,123
Cash and cash equivalents at the end of the year		40,109,382	59,879,596	56,860,845
Cash paid during the year for:
Interest payments, net of capitalised interest		11,305,199	6,813,016	3,619,005
Taxation		40,050	5,736	33,963

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview

1.1. Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”) and subsidiaries (collectively “Ardmore” or “the Company”) provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at December 31, 2015 Ardmore had 24 vessels in operation. The average age of Ardmore’s operating fleet at December 31, 2015 was 4.1 years.

1.2. Management and organizational structure

ASC was incorporated in the Republic of The Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the “IPO”) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (“ASLLC”) for 8,049,500 shares of ASC, and ASLLC became a wholly owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC, previously ASC’s sole shareholder, held 44.6% of the common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. In November 2015, ASC completed a secondary offering of 4,000,000 shares held by GA Holdings LLC. As at December 31, 2015, GA Holdings LLC held 4,279,525 common shares outstanding, or 16.25% of the outstanding common stock of ASC, with the remaining 83.29% held by public investors.

As at December 31, 2015, ASC has 34 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet. Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly owned subsidiary incorporated in Singapore, performs commercial management and chartering services for the Company. Ardmore Shipping (Americas) LLC (“ASUS”), a wholly owned subsidiary incorporated in Delaware performs commercial management and chartering services for the Company.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview  – (continued)

1.3. Vessels

Ardmore’s fleet as of December 31, 2015 comprises the following:

Vessel Name	Type	Dwt	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product	45,726	—	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Ardmore Calypso	Product/Chemical	17,589	2	Jan-10	Korea	MI	Eco-mod
Ardmore Capella	Product/Chemical	17,567	2	Jan-10	Korea	MI	Eco-mod
TOTAL	24	969,953

2015 Vessel Deliveries and Acquisitions

On January 6, 2015, Ardmore took delivery of the Ardmore Cherokee (Hull N-2062), a 25,215 Dwt Eco-design product and chemical tanker, and on March 27, 2015, Ardmore took delivery of the Ardmore Cheyenne (Hull N-2063), a 25,217 Dwt Eco-design product and chemical tanker. Both vessels were constructed at Fukuoka Shipbuilding, Japan and following delivery, the Ardmore Cherokee was employed in a pool and the Ardmore Cheyenne was employed on a time charter.

On February 13, 2015, Ardmore took delivery of the Ardmore Dauntless (Hull H-2480), a 37,764 Dwt Eco-design product and chemical tanker, and on February 25, 2015, Ardmore took delivery of the Ardmore Defender (Hull H-2481), a 37,791 Dwt Eco-design product and chemical tanker. Both vessels were constructed at Hyundai Mipo Dockyard in Korea and following delivery, both vessels commenced employment in a pool.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview  – (continued)

On May 26, 2015, Ardmore took delivery of the Ardmore Sealion (Hull S-1162), a 49,999 Dwt Eco-design IMO3 product and chemical tanker, and on June 25, 2015, Ardmore took delivery of the Ardmore Seafox (Hull S-1163), a 49,999 Dwt Eco-design IMO3 product and chemical tanker. Both vessels were constructed at SPP Shipbuilding in South Korea and following delivery, both vessels commenced employment in a pool with a leading oil trader.

On July 17, 2015, Ardmore took delivery of the Ardmore Chinook (Hull N-2065), a 25,217 Dwt Eco-design IMO2 product and chemical tanker. The vessel was constructed at Fukuoka Shipbuilding, Japan and following delivery, the Ardmore Chinook was employed on a time charter.

On August 13, 2015, Ardmore took delivery of the Ardmore Seawolf (Hull S-1171), a 49,999 Dwt Eco-design IMO 2/3 product and chemical tanker. The vessel was constructed by SPP Shipbuilding in Korea and following delivery, the Ardmore Seawolf commenced employment in a pool with a major oil trader.

On November 13, 2015, Ardmore took delivery of the Ardmore Chippewa (N-2067), a 25,217 Dwt Eco-design IMO 2 product and chemical tanker. The vessel was constructed by Fukuoka Shipbuilding, Japan and, following delivery, the Ardmore Chippewa commenced employment on a one-year time charter.

On November 16, 2015, Ardmore took delivery of the Ardmore Seahawk (S-1172), a 49,999 Dwt Eco-design IMO 2/3 product and chemical tanker. The vessel was constructed by SPP Shipbuilding, Korea and, following delivery, the Ardmore Seahawk commenced employment in a pool.

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

2.2. Uses of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, the selection of inputs used in the valuation model for share based payment awards, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable. Actual results could differ from those estimates.

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

2.4. Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for the Company on January 1, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the effect of this new standard.

In August 2014, the FASB issued new guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern for one year after the date that the financial statements are issued or available to be issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for the Company on January 1, 2017, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have an impact on its consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update simplifies the presentation of debt issuance costs by requiring that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. This update is effective for interim and annual periods beginning after December 15, 2015, and is to be applied retrospectively. Ardmore chose to adopt this standard update early, and has presented deferred finance fees as a direct deduction from the carrying amount of the applicable debt liabilities as at December 31, 2015, with comparatives as at December 31, 2014 restated accordingly.

In February 2016, The FASB issued ASU No. 2016-02 Leases, a standard which will replace previous Topics on lease accounting. The revised guidance will require lessees to recognize on balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. Ardmore currently recognize on balance sheet those leases classified as capital leases. Those leases that are currently accounted for as operating leases will have to be reviewed and potentially brought on balance sheet in accordance with the new guidance. This guidance is effective for the Company on 1 January 2019 and a modified retrospective approach is required for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Management is in the process of assessing the full effect of this new standard.

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It also will allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Company on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements haven’t been issued or made available for issuance, but all of the guidance must be adopted in the same period. Management is in the process of assessing the effect of this new standard.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

In March 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-08, that amends the principal versus agent guidance in its new revenue standard. The amendments are intended to result in more consistent application and reduce the cost and complexity of applying the new standard. The amendments clarify how an entity should identify the unit of accounting (i.e., the specified good or service) for the principal versus agent evaluation, and how it should apply the control principle to certain types of arrangements. The update is effective for the Company on January 1, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Management is in the process of assessing the effect of this new standard.

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

2.10. Other receivables

Other receivables primarily relate to insurance claims outstanding, and certain assets held by vessel managers. Insurance claims are recorded, net of any deductible amounts, at the time Ardmore realizes insured damages, where recovery is highly likely under the related insurance policies and where Ardmore can make an estimate of the amount to be reimbursed following the insurance claim. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

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

2. Significant accounting policies  – (continued)

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

2.15. Vessels under construction

The carrying value of the vessels under construction represents the accumulated costs to the consolidated balance sheet date which Ardmore has had to pay by way of purchase instalments and other capital expenditures, together with capitalized interest and other pre-delivery costs. The amount of interest expense capitalized in an accounting period is determined by applying an interest rate (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. If Ardmore’s borrowings are directly attributable to the vessels under construction, Ardmore uses the rate on that borrowing as the capitalization rate. If average accumulated expenditures for the asset exceed the amounts of specific borrowings associated with the asset, the capitalization rate applied to such excess is a weighted average of the rates applicable to other borrowings of Ardmore. Ardmore does not capitalize amounts in excess of actual interest expense incurred in the period. No charge for depreciation is made until the vessel is available for use.

2.16. Vessels held for sale

Assets are classified as held for sale when management, having the authority to approve the action, commits to a plan to sell the asset, the sale is probable within one year, and the asset is available for immediate sale in its present condition. Consideration is given to whether an active program to locate a buyer has been initiated, whether the asset is marketed actively for sale at a price that is reasonable in relation to its current fair value,

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When assets are classified as held for sale, they are tested for impairment. An impairment charge is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

2.17. Other non-current assets

Other assets relate to office equipment, fixtures and fittings. These are recorded at their cost less accumulated depreciation and are depreciated based on an estimated useful life of five years.

2.18. Deferred finance charges

Deferred financing charges include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the related debt. These costs are presented in the balance sheet as a direct deduction from the carrying amount of debt liability.

2.19. Payables, trade

Payables, trade include all accounts payable and accrued liabilities in relation to the operating and running of the vessels, along with amounts due for general and administrative expenses.

2.20. Other payables

Other payables primarily consist of commitment fee accruals for debt which is arranged and agreed but not drawn down, along with amounts due for other minor ad hoc payables.

2.21. Capital leases

Capital leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the lease.

2.22. Contingencies

Claims, suits and contingencies arise in the ordinary course of Ardmore’s business. Ardmore provides for these contingencies when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for contingencies that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred at the balance sheet date. Any such matters that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements, are discussed in Note 20 to the consolidated financial statements.

2.23. Distributions to shareholders

Distributions to the shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the additional paid in capital account.

2.24. Equity issuance costs

Incremental costs incurred that are directly attributable to a proposed or actual offering of equity securities are deferred and deducted from the related proceeds of the offering, and the net amount is recorded as contributed shareholders’ equity in the period when such shares are issued. Other costs incurred that are not directly attributable, but are related to a proposed or actual offering are expensed as incurred.

2.25. Share based compensation

Ardmore may grant share-based payment awards, such as restricted stock units, as incentive-based compensation to certain employees. Ardmore measures the cost of such awards using the grant date fair value

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period.

2.26. Treasury stock

When shares are acquired for a reason other than formal or constructive retirement, the shares are presented separately as a deduction from equity. If the shares are retired or subsequently sold, any gain would be allocated as a reduction in additional paid in capital and any loss as a reduction in retained earnings.

2.27. Dividend Reinvestment Plan

In April 2015, Ardmore established a Dividend Reinvestment Plan (“DRIP”) to enable shareholders to reinvest their dividend in return for common shares of the company. The Form F-3D registration statement detailing these shares is available from the SEC website. The DRIP allows for the purchase of additional common shares by either full dividend reinvestment or partial dividend reinvestment.

When a shareholder signs up to the plan there are two options available to Ardmore when sourcing the shares.

1.	Open Market (“OM”): Ardmore issues shares already available in the open market or in privately negotiated transactions.
2.	Original Issue (“OI”): Ardmore registers and issues additional shares.

As per the F-3D registration statement the purchase price for shareholders of common shares under the plan depends on which option Ardmore chooses. For OM shares the price will be the weighted average of the actual price paid for all shares purchased by the Transfer Agent on behalf of the participants of the DRIP. For OI shares the price will be the daily high and the daily low average share price for the five business days immediately preceding the dividend payment date.

In instances where Ardmore chooses OM settlement, the accounting treatment is the same as when a regular dividend is paid and not reinvested by shareholders, as the full amount of cash is paid outside the Company.

In instances where Ardmore chooses OI settlement, we record an increase in Share Capital for the par value of the shares, and record any excess of market value over par within Additional Paid in Capital. The dividend is distributed first from Retained Earnings, but Additional Paid in Capital if the Company has no Retained Earnings i.e. is in a Retained Deficit position.

In instances where Ardmore utilises existing treasury shares (which can only occur under an OI transaction), we reduce Treasury Shares and increase Share Capital for the par value of the shares to be issued. Any excess of market value over cost is recorded in Additional Paid in Capital. If a gain arises on utilising Treasury Stock for the dividend reinvestment, we recognise the gain within Additional Paid in Capital. If a loss arises, we record the loss within Retained Earnings.

2.28. Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

2.29. Revenues and expenses

2.29.1. Time charter revenues

If a time charter agreement exists, the rate is fixed or determinable, service is provided and collection of the related revenue is reasonably assured, Ardmore recognizes revenues over the term of the time charter.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

Ardmore does not recognize revenue during days the vessel is offhire. Where the time charter contains a profit or loss sharing arrangement, the profit or loss is recognized based on amounts earned or incurred as of the reporting date.

2.29.2. Pool revenues

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

2.29.3. Voyage revenues

Revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage, provided an agreed non-cancelable charter between Ardmore and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Demurrage revenue, which is included in voyage revenues, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is recognized ratably on a discharge-to-discharge basis i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage, the amount is fixed or determinable and collection is reasonably assured.

2.29.4. Expenses

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

2.29.5. Charter hire costs

Charter hire costs relate to amounts paid for chartering in vessels. Charter hire costs are expensed to the statement of operations as incurred.

2.30. Income taxes

Republic of Marshall Islands

Ardmore Shipping Corporation, Ardmore Shipping LLC, Ardmore Maritime Services LLC, and all vessel owning subsidiaries are incorporated in the Marshall Islands. Ardmore Shipping Corporation believes that neither it, nor its subsidiaries, are subject to taxation under the laws of the Republic of Marshall Islands and that distributions by its subsidiaries to Ardmore Shipping Corporation will not be subject to any taxes under the laws of the Republic of the Marshall Islands.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

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

Ireland

Ardmore Shipholding Limited and Ardmore Shipping Services (Ireland) Limited are incorporated in Ireland. Ardmore Shipholding Limited no longer actively operates as a company and as such is not anticipated to generate trading income subject to corporation tax in Ireland.

Ardmore Shipping Services (Ireland) Limited’s trading profits are taxable at the standard corporation tax rate which is currently 12.5% based on generally accepted accounting principles in Ireland. Any non-trading/passive income is taxed at the higher corporation tax rate which is currently 25%.

United States of America

Ardmore Shipping (Americas) LLC (“ASUS”) is incorporated in Delaware and treated as a corporation for US tax purposes. ASUS will be subject to U.S. tax on its worldwide net income.

Singapore

Ardmore Shipping (Asia) Pte. Limited is incorporated in Singapore. The company qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the company to tax exemption on profits derived from ship operations for any ships which are owned or chartered in by Ardmore Shipping (Asia) Pte. Limited.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheet reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized Ardmore provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statement of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax in the year ended December 31, 2015 amounted to $0 (2014: $0).

Uncertainties related to income taxes

The Financial Accounting Standards Board issued guidance clarifying the accounting for uncertainty in income taxes recognized in the financial statements. The guidance requires companies to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized in year ended December 31, 2015 amounted to $0 (2014: $0).

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

3. Business and segmental reporting

Ardmore is primarily engaged in the ocean transportation of petroleum and chemical products in international trade through the ownership and operation of a fleet of tankers. Tankers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. Ardmore charters its vessels to commercial shippers through a combination of time-charter, pool and spot arrangements. The Chief Operating Decision Maker (“CODM”) does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of vessel employment, management cannot and does not identify expenses, profitability or other financial information for these charters or other forms of employment. As a result, the CODM reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when Ardmore charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions) and, as a result, the disclosure of geographic information is impracticable. In this respect, Ardmore has determined that it operates under one reportable segment, relating to the operations of its vessels.

The following table presents consolidated revenues for customers that accounted for more than 10% of Ardmore’s consolidated revenues during the periods presented:

	For the year ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Cargill International SA, Geneva	<10%	8,868,074	8,119,657
Dampskibsselskabet Norden A/S	<10%	<10%	5,145,075
Itochu Enex Co., Ltd	<10%	<10%	4,860,957
Koch Shipping Inc.	<10%	13,367,970	4,360,159
Mansel Ltd.	20,232,481	10,370,479	n/a
Navig8 Group	17,940,808	<10%	<10%
Womar Logistic Pte., Ltd (pool arrangement)	<10%	7,072,663	10,299,096

4. Contractual charter revenue

The minimum future revenues to be received from time charters in place and signed as of December 31, 2015 which are accounted for as operating leases is as follows:

As at Dec 31, 2015
2016	30,232,040

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

4. Contractual charter revenue – (continued)

Ardmore’s vessels 24 vessels were employed as follows as at December 31, 2015:

Vessel	Employment	Minimum Expiry
Ardmore Seavanguard	Time Charter	Feb-17
Ardmore Seavantage	Time Charter	Jan-17
Ardmore Seafarer	Time Charter	Dec-15
Ardmore Centurion	Time Charter	Dec-15
Ardmore Cheyenne	Time Charter	Feb-17
Ardmore Chinook	Time Charter	May-17
Ardmore Chippewa	Time Charter	Aug-16
Ardmore Seavaliant	Spot	n/a
Ardmore Seaventure	Spot	n/a
Ardmore Endeavour	Spot	n/a
Ardmore Sealifter	Spot	n/a
Ardmore Sealeader	Spot	n/a
Ardmore Seatrader	Spot	n/a
Ardmore Seamaster	Spot	n/a
Ardmore Seamariner	Spot	n/a
Ardmore Sealion	Pool	n/a
Ardmore Seafox	Pool	n/a
Ardmore Seawolf	Pool	n/a
Ardmore Seahawk	Pool	n/a
Ardmore Dauntless	Pool	n/a
Ardmore Defender	Pool	n/a
Ardmore Cherokee	Pool	n/a
Ardmore Calypso	Pool	n/a
Ardmore Capella	Pool	n/a

5. Cash and cash equivalents

	As at
	Dec 31, 2015	Dec 31, 2014
Cash and cash equivalents	40,109,382	59,879,596

Ardmore is required to maintain a minimum cash balance in accordance with its long-term debt facility agreement (see Note 9).

6. Receivables, trade

There was a provision for doubtful accounts of $58,430 as at December 31, 2015 (2014: $146,493). The maximum amount of loss due to the credit risk is the full amount of trade receivables. All trade receivables are current. The carrying value of receivables approximates their fair value.

7. Working capital advances

At the balance sheet date, all potentially uncollectible working capital advances are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There was no provision for doubtful advances at December 31, 2015 (2014: $0).

8. Non-current assets

The scrap value of the vessels is estimated at $300 (2014: $300) per lightweight ton. Interest capitalized in relation to vessels under construction during the year ended December 31, 2015 totaled $2,423,717 (2014: $3,936,843). Vessels, which are owned and operated by Ardmore, have been provided as collateral

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

8. Non-current assets – (continued)

under certain loan agreements entered into by Ardmore (see Note 9). Other non-current assets consist of office equipment, fixtures and fittings. No impairment has been recognized as at the balance sheet date.

9. Debt

Notwithstanding the fact that debt was refinanced during January and February 2016, this note is based on debt already drawn down at December 31, 2015. However, the classification of balances between current and non-current amounts reflects the refinancing. See Note 21 titled “Subsequent Events”, for further details.

As at December 31, 2015 Ardmore had six loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction. ASC’s applicable ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. These guarantees can be called upon following a payment default. The outstanding principal balance on each loan facility at the balance sheet date is as follows:

	As at
	Dec 31, 2015	Dec 31, 2014
Facility I (“First ABN AMRO Facility”)	5,000,000	7,000,000
Facility II (“Second ABN AMRO Facility”)	50,270,000	43,550,000
Facility III (“DVB Facility”)	80,462,000	72,098,000
Facility IV (“Joint Bank Facility”)	212,282,628	49,435,268
Facility V (“NIBC Bank Facility”)	11,725,000	13,145,000
Facility VI (“CACIB Bank Facility”)	36,725,000	19,500,000
Total debt	396,464,628	204,728,268
Deferred Finance Fees	(8,222,224)	(8,263,274)
Net Total Debt	388,242,404	196,464,994
Current portion of long-term debt	29,137,825	19,394,928
Current portion of deferred finance fees	(2,123,325)	(1,518,538)
Total current portion of long-term debt	27,014,500	17,876,390
Non-current portion of long-term debt	361,227,904	178,588,604

Future minimum scheduled repayments under Ardmore’s loan facilities for each year are as follows:

As at Dec 31, 2015
2016	29,137,825
2017	37,710,433
2018	35,210,433
2019	33,710,433
2020	33,710,433
2021	36,915,433
2022	190,069,637
396,464,627

First ABN AMRO Bank Facility

On March 16, 2011, three of ASC’s subsidiaries entered into a $40.5 million long-term loan facility agreement with ABN AMRO Bank for vessel acquisitions. This loan was drawn down in three tranches. The first tranche was drawn down in April 2011 and the second and third tranches were drawn down in June 2011. A total of $32 million was drawn down on this facility and the remaining $8.5 million is no longer available for borrowing. Interest is calculated on each tranche at LIBOR plus 3.25%. On March 28, 2013 two of the subsidiaries party to this loan entered into a capital lease arrangement (see Note 10). As part of this

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Debt – (continued)

arrangement the senior debt outstanding on the two vessels of $17.9 million was repaid in full on April 2, 2013. As such, one ASC subsidiary remains as a borrower under this facility. Principal repayments on loans are made on a quarterly basis. The loan fully matures in 2018.

Second ABN AMRO Bank Facility

On August 24, 2011, two of ASC’s subsidiaries entered into a long-term $48.9 million loan facility agreement with ABN AMRO Bank to finance two vessels under construction. This loan was drawn down fully in six tranches with the final tranches drawn down in line with vessel deliveries in February and June 2013, respectively. Interest is calculated on each tranche at LIBOR plus 3.20%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan matures in 2018. On April 29, 2015, the same two subsidiaries entered into a $10.0 million term loan facility for an additional tranche for the two vessels in operation. The full amount of the loan was drawn down in May 2015 and bears interest commencing at 4.50% above LIBOR. Principal repayments on loans are made on a quarterly basis, starting in July 2016, with a balloon payment payable with the final instalment. The loan fully matures in 2018.

DVB Bank Facility

On September 28, 2012, five of ASC’s subsidiaries entered into a $81.85 million long-term loan facility agreement with DVB Bank both to refinance existing financed vessels and to finance two vessels under construction. The first tranche was drawn down in October 2012, bears interest at a rate of 3.75% above LIBOR and matures in 2019. The second and third tranches were drawn down in January 2014 and February 2014, and bear interest at a rate of 2.45% above LIBOR. These tranches mature in 2021. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. On April 29, 2015, the five subsidiaries entered into a $15.0 million term loan facility for an additional tranche for the five vessels in operation. The full amount of the loan was drawn down in May, 2015 and bears interest commencing at 4.50% above LIBOR. Principal repayments on loans are made on a quarterly basis, starting in August 2016, with a balloon payment payable with the final instalment. All tranches mature in 2019.

Joint Bank Facility

On March 19, 2014, eight of ASC’s subsidiaries entered into a $172.0 million long-term loan facility with ABN AMRO Bank, Nordea Bank Finland Plc and Skandinaviska Enskilda Banken AB to finance eight vessels under construction. On July 24, 2014, the Company increased the aggregate principal amount available under this facility by up to $53.3 million to $225.3 million, in order to finance three secondhand vessels which the Company acquired in 2014. The first and second tranches of the increased facility were drawn down in August 2014. The third tranche was drawn down in June 2014. Interest is calculated on each of these tranches at LIBOR plus 2.95%. There were eight further tranches drawn down under the loan facility between February and November 2015. Interest is calculated on each of these tranches at LIBOR plus 3.15%. All tranches mature in 2021. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

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

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank (“CACIB”) to finance two vessels under construction. The first

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Debt – (continued)

tranche was drawn down in December, 2014 in advance of a vessel delivered in January, 2015. This tranche matures in 2021. The second tranche was drawn down in March 2015 in advance of a vessel delivered that month. This tranche matures in 2022. Interest is calculated on each tranche at a rate of 3.05% above LIBOR. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Long-term debt financial covenants

Ardmore’s long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain corporate leverage of less than 75%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of December 31, 2015 was $20.8 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 125% to 150% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million;
•	maintain positive working capital, excluding balloon maturities; and
•	maintain at all times a ratio of EBITDA plus a portion of cash in excess of Ardmore’s minimum liquidity to total interest expense of at least 2.25:1.

Ardmore is in full compliance with all of its loan covenants as of December 31, 2015.

10. Capital leases

On March 28, 2013, two of ASC’s subsidiaries entered into an agreement, which took effect on April 2, 2013, for the sale and leaseback (under a capital lease arrangement) of the Ardmore Calypso and Ardmore Capella. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $17.9 million was repaid in full on April 2, 2013. The capital leases were scheduled to expire in 2018 and include a mandatory purchase obligation to repurchase the vessels, as well as a purchase option which Ardmore could elect to exercise at an earlier date. ASC’s subsidiary, ASLLC, has provided a guarantee in respect of this financing arrangement.

In October 2015, Ardmore exercised its option to purchase the Ardmore Calypso and Ardmore Capella, and agreed terms for the onward sale of these vessels. The en bloc sale price for the two vessels is $38.5 million, and the vessels are expected to be delivered to the buyers in the second quarter of 2016. No impairment charge has been recognized in respect of these vessels.

Ardmore has reclassified these two vessels as vessels held for sale, effective November 2015 and no longer depreciate these vessels.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

10. Capital leases  – (continued)

	As at
	Dec 31, 2015	Dec 31, 2014
Current portion of capital lease obligations	27,097,348	1,702,981
Current portion of deferred finance fees	(325,437)	(81,905)
Non-current portion of capital lease obligations	—	27,097,348
Non-current portion of deferred finance fees	—	(280,703)
Total capital lease obligations	26,771,911	28,437,721

The future minimum lease payments required under the capital leases at December 31, 2015, are as follows:

As at Dec 31, 2015
2016	27,617,130
Total minimum lease payments	27,617,130
Less amount representing interest	(519,782)
Less amounts representing deferred finance fees	(325,437)
Net minimum lease payments	26,771,911

Assets recorded under capital leases are included in vessels held for sale and consist of the following at December 31, 2015:

	As at
	Dec 31, 2015	Dec 31, 2014
Vessels held for sale	37,083,985	—
Vessels & Equipment	—	41,882,229
Accumulated Depreciation	—	(5,639,034)
	37,083,985	36,243,195

11. Risk Management

11.1. Operational risk

Ardmore is exposed to operating costs risk arising from various vessel operations. The key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Ardmore’s risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Ardmore’s young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Ardmore has established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through the Gulf of Aden and off the coast of Africa, to make the navigation safer for sea staff and to protect Ardmore’s assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. Ardmore continuously consider and monitor the need for fuel hedging to manage this risk.

11.2. Foreign exchange risk

The majority of Ardmore’s transactions, assets and liabilities are denominated in U.S. Dollars, the functional currency of Ardmore. Ardmore incurs certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, Pounds Sterling, Hong Kong Dollar) and as a result there is a transactional risk that currency fluctuations could have a negative effect on the value of Ardmore’s cash flows. Such risk may have an adverse effect on Ardmore’s financial condition and results of operations. Ardmore believes these adverse effects to be immaterial and has not entered into any derivative contracts for either transaction or translation risk during the year.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

11. Risk Management  – (continued)

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

11.4. Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held with one bank — Nordea Bank. While Ardmore believes this risk of loss is low, it will keep this under review and will revise its policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

Ardmore limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. It generally does not require collateral for its trade accounts receivable.

Ardmore may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. Ardmore considers and evaluates concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk. As at December 31, 2015 Ardmore’s 24 vessels in operation were employed with twelve different charterers and the Company continuously monitors credit concentration risk.

11.5. Liquidity risk

The principal objective in relation to liquidity is to ensure that Ardmore has access at minimum cost, to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies. Ardmore’s policy is to manage its liquidity by strict forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

12. General and administrative expenses

	For the year ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Staff salaries	4,910,488	3,508,694	2,020,970
Share based compensation (non-cash)	1,436,505	1,383,121	571,321
Office administration	2,078,627	764,460	590,518
Bank charges and foreign exchange	151,840	104,250	61,295
Auditors’ remuneration	481,492	491,542	870,394
Other professional fees	1,377,716	1,062,303	589,720
Other administration costs	311,954	864,296	965,717
	10,748,622	8,178,666	5,669,935

Audit remuneration for the year arises solely on fees incurred for independent audit services.

13. Interest expense and finance costs

	For the year ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Interest incurred	12,994,911	7,138,451	5,063,418
Capitalized interest	(2,423,688)	(3,936,843)	(2,372,199)
Amortization of deferred financing charges	1,711,481	917,675	772,787
	12,282,704	4,119,283	3,464,006

14. Interest income

Interest income relates to bank interest received on Ardmore’s cash and cash equivalents balances.

15. Income taxes

Profit/(loss) before taxes was derived from the following sources:

	For the year ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Domestic	32,034,825	1,707,223	(3,808,877)
Foreign	—	—	—
	32,034,825	1,707,223	(3,808,877)

The components of the provision for income taxes are as follows:

	For the year ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Domestic:
Current tax expenses	(79,860)	(46,749)	(33,726)
Income tax expense for year	(79,860)	(46,749)	(33,726)

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

16. Net earnings/(loss) per share

Basic and diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net profit/(loss) available to common shareholders and the weighted average number of common shares used for calculating basic earnings/(loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the year ended
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Numerator:
Net profit/(loss) available to common shareholders	31,954,965	1,660,474	(3,842,603)
Denominator:
Weighted average number of shares outstanding	26,059,122	24,547,661	12,241,599
Earnings/(loss) per share, basic and diluted	1.23	0.07	(0.31)

17. Related party transactions

In 2013, during the period prior to IPO, Ardmore paid $175,000 to Greenbriar Equity Group LLC in respect of consulting services provided to Ardmore. Greenbriar Equity Group LLC manages funds with an investment in GA Holdings LLC, a significant shareholder in ASC. This amount is included in general and administrative expenses (Note 12).

There were no related party transactions during the year ended December 31, 2014 and 2015.

18. Share based compensation

As of December 31, 2015, ASC has granted 1,143,635 SARs to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

18. Share based compensation – (continued)

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of our common stock for purposes of calculating the amount payable under the SAR is not deemed to exceed five times (i.e. 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. Vesting on all awards up to July 31, 2016 is subject to certain market conditions being met. On that date the vesting will revert to being solely dependent on time of service. The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. A summary of awards, simulation inputs and outputs is as follows:

Date	SARs Awarded	Exercise Price	Vesting Period	Monte Carlo Simulation Inputs				Weighted Average Fair Value @grant date	Average Expected Exercise Life
				Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 – 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs
01-Jun-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs

The cost of each tranche is being recognized by the Company on a straight line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 will be accelerated if the market condition is met and the requisite service period has been completed. The Company’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary. The movement for the year ended 31 December, 2015 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2015	1,105,838	$13.99
SARs granted during the year	37,797	$10.25
SARs exercised/converted/expired during the year	—	—
SARs forfeited during the year	(1,579)	$10.25
Balance as at December 31, 2015 (none of which are exercisable or convertible)	1,142,056	$13.87

The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2016	1,027,447
2017	333,360
2018	106,198
1,467,005

19. Repurchase of common stock

On October 30, 2014, the Board of Directors of Ardmore approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years. As at December 31, 2015 Ardmore had repurchased 119,400 shares for a weighted average price of $10.71 per share, amounting to $1.3 million.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

20. Commitments and contingencies

As at December 31, 2015 Ardmore has the following commitments due within the next five years:

	2016	2017	2018 – 2020
Loan commitment fees	204,000	—	—
Office space	321,641	342,099	981,055
	525,641	342,099	981,055

Loan commitment fees are based on management’s best estimates of future drawdown dates as of December 31, 2015.

21. Subsequent events

21.1. Dividend

On February 3, 2016, Ardmore announced that its Board of Directors declared a cash dividend of $0.13 per share for the quarter ended December 31, 2015. The cash dividend was paid on March 1, 2016 to all shareholders of record on February 16, 2016.

21.2. Refinancing

During the first quarter of 2016, Ardmore completed a refinancing of substantially all outstanding debt.

The first facility consists of $213 million of funded debt from ABN AMRO and DVB Bank, including an incremental commitment of $20 million to fund future acquisitions. The second facility consists of $151 million of funded debt from Nordea Bank and SEB. The third facility consists of $64 million of funded debt from Credit Agricole Corporate and Investment Bank, comprising $39 million to refinance two existing vessels, plus a $25 million commitment for additional financing.

The covenants and other conditions on all facilities are consistent with those of the Company’s prior credit facilities.

In line with GAAP, the current versus non-current classification of long term debt at the balance sheet date has been amended to consider the payments under the refinanced debt. This resulted in a reclassification from current liabilities to non-current liabilities of $8.8 million.

21.3 Repurchase of common stock

In line with the approved share repurchase plan Ardmore repurchased 366,347 shares for a weighted average price of $8.20 per share (including fees and commission of $0.03 per share), amounting to $3.0 million since December 31, 2015.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

22. Subsidiaries

The following is a list of ASC’s direct and indirect subsidiaries as at December 31, 2015:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Ardmore Shipping LLC	Marshall Islands	Holding company	100%
Ardmore Shipholding Limited	Ireland	Holding company	100%
Ardmore Shipping (Bermuda) Limited	Bermuda	Commercial management	100%
Ardmore Shipping (Asia) Pte Limited	Singapore	Commercial management and chartering services	100%
Ardmore Shipping (Americas) LLC	United States	Commercial management and chartering services	100%
Ardmore Shipping Services (Ireland) Limited	Ireland	Corporate administration and operations	100%
Fastnet Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Rockall Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Shannon Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Malin Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Tyne Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forties Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fitzroy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Bailey Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Viking Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Ardmore Chartering LLC	Marshall Islands	Ship ownership and operations	100%
Cromarty Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dogger Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fisher Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Humber Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Wight Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Lundy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Thames Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Valentia Shipholding LLC	Marshall Islands	Ship ownership and operations	100%
Fair Isle Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Faroe Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Plymouth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Portland Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Trafalgar Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Hebrides Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Sole Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Biscay Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dover Shipco LLC	Marshall Islands	Ship ownership and operations	100%