Form 20-F/A
period 2015-12-31
Ardmore Shipping Corp
filed 2016-04-08
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes ☐         No ☒

EXPLANATORY NOTE

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2015 (“Annual Report”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 6, 2016 and is being filed solely to include Exhibit 15.1 (Consent of independent registered public accounting firm), which was inadvertently omitted from the original filing.

Other than as expressly set forth above, this amendment does not, and does not purport to, amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed. As a result, our Annual Report, as amended hereby, continues to speak as of the initial filing date of our Annual Report.

ITEM 19.        EXHIBITS

The following exhibits are filed as part of this Amendment No. 1 to the Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2	Term Loan Facility, dated January 13, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on April 6, 2016).
4.3	Term Loan Facility, date January 13, 2016, by and among Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (PUBL) and Nordea Bank Finland Plc (incorporated herein by reference to Exhibit 4.3 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on April 6, 2016).
8.1	Subsidiaries of the Company (incorporated herein by reference to Exhibit 8.1 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on April 6, 2016).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL) (incorporated herein by reference to Exhibit 101 to the Company’s Form 20-F (File No. 001-36028), filed with the SEC on April 6, 2016):
(i) Consolidated Balance Sheets as of December 31, 2014 and 2015;
(ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015;
(iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015; and
(v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

By:	/s/ Anthony Gurnee
Anthony Gurnee
President, Chief Executive Officer,
Director
(Principal Executive Officer)

Dated: April 8, 2016

- 4 -