Form 20-F
period 2016-12-31
Ardmore Shipping Corp
filed 2017-03-13
CIK 1577437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 33,575,610 shares of common stock outstanding, par value $0.01 per share.

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

Forward-looking statements in this Annual Report include, among others, such matters as:

•	our future operating or financial results;
•	global and regional economic and political conditions;
•	the strength of national economies and currencies;
•	general market conditions;
•	our vessel acquisitions, our business strategy and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
•	competition in the tanker industry;
•	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
•	charter counterparty performance;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	the formal designation of the North Sea and Baltic Sea as Emission Control Areas for nitrogen oxides;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general corporate activities;
•	our ability to comply with covenants in financing arrangements;
•	vessel breakdowns and instances of off-hires;
•	future dividends;
•	our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Unless the context otherwise requires, when used in this Annual Report, the terms “Ardmore”, “Ardmore Shipping”, the “Company”, “we”, “our”, and “us” refer to Ardmore Shipping Corporation and its subsidiaries. “Ardmore Shipping Corporation” refers only to Ardmore Shipping Corporation and not its subsidiaries. Unless otherwise indicated, all references to “dollars”, “U.S. dollars” and “$” in this annual report are to the lawful currency of the United States. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or U.S. GAAP). We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements, included elsewhere in this Annual Report. The selected consolidated financial data set forth below as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

INCOME STATEMENT DATA	For the years ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
REVENUE
Revenue	$164,403,938	157,882,259	67,326,634	35,867,356	25,172,654
OPERATING EXPENSES
Commissions and voyage expenses(1)	37,121,398	30,137,173	7,004,045	2,523,842	789,149
Vessel operating expenses	56,399,979	46,416,510	29,447,876	18,215,487	14,598,071
Charter hire costs	—	—	—	—	1,699,943
Depreciation	30,091,237	24,157,022	14,854,885	8,388,208	6,195,416
Amortization of deferred drydock expenditure	2,715,109	2,120,974	2,031,100	1,420,814	441,491
General and administrative expenses	14,077,212	10,748,622	8,178,666	5,669,935	2,975,139
Total operating expenses	140,404,935	113,580,301	61,516,572	36,218,286	26,699,209
Profit/(loss) from operations	23,999,003	44,301,958	5,810,062	(350,930)	(1,526,555)
Interest expense and finance costs	(17,754,118)	(12,282,704)	(4,119,283)	(3,464,006)	(2,966,014)
Interest income	164,629	15,571	16,444	6,059	4,713
Loss on disposal of vessels	(2,601,148)	—	—	—	—
Profit/(loss) before taxes	3,808,366	32,034,825	1,707,223	(3,808,877)	(4,487,856)
Income tax	(60,434)	(79,860)	(46,749)	(33,726)	(51,237)
Net profit/(loss)	$3,747,932	31,954,965	1,660,474	(3,842,603)	(4,539,093)
Earnings/(loss) per share, basic and diluted	$0.12	1.23	0.07	(0.31)	(0.56)
Weighted average number of common shares outstanding, basic and diluted	30,141,891	26,059,122	24,547,661	12,241,599	8,049,500

BALANCE SHEET DATA	As at
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Cash and cash equivalents	$55,952,873	40,109,382	59,879,596	56,860,845	15,334,123
Net vessels (including drydock assets)	$788,693,708	662,359,307	489,833,626	292,054,606	157,008,968
Total assets	$883,642,723	778,197,608	562,214,991	357,965,633	179,960,468
Net Assets	$404,269,799	347,611,278	327,200,093	232,358,111	108,390,989
Senior debt and capital leases	$462,343,756	415,014,315	224,902,715	119,239,015	67,100,000
Paid in capital	$401,347,393	337,211,121	338,064,585	244,883,077	117,073,352
Accumulated surplus/(deficit)	$2,922,406	10,400,157	(10,864,492)	(12,524,966)	(8,682,363)

CASH FLOW DATA	For the years ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Net cash provided by operating activities	$42,634,500	37,659,686	12,421,127	8,120,173	3,985,253
Net cash used in investing activities	$(122,311,231)	(232,849,734)	(209,741,529)	(144,637,558)	(14,941,514)
Net cash provided by financing activities	$95,520,221	175,419,834	200,339,153	178,044,107	20,830,080

	For the years ended
FLEET OPERATING DATA	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Time Charter Equivalent(2)
MR Tankers “Eco-design”	$15,098	19,149	15,913	15,838	—
MR Tankers “Eco-mod”	$14,318	20,223	14,793	13,732	13,294
Chemical Tankers “Eco-design”	$15,395	17,507	—	—	—
Chemical Tankers “Eco-mod”	$11,839	13,417	11,404	10,483	9,108
Fleet weighted average TCE(3)	$14,785	18,309	14,393	12,850	10,911
Operating expenditure
Fleet operating expenses per day(4)	$6,017	5,976	6,197	6,152	6,103
Technical management fees per day(5)	$388	357	359	379	344
Total fleet operating costs per day	$6,405	6,333	6,556	6,531	6,447
Expenditures for drydock(6)	$3,099,805	3,314,568	4,921,479	242,263	2,959,820
On-hire utilization(7)	99.52%	99.70%	99.90%	99.54%	99.10%

(1)	Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(2)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus allowances paid by charterers to owners for communications, victualing and entertainment costs for crew. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred by commercial managers.
(3)	Fleet weighted average TCE is total gross revenue for the fleet, after deducting voyage expenses incurred on voyage charters divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(4)	Fleet operating costs per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(5)	Technical management fees are fees paid to third-party technical managers.

(6)	Drydock costs, which include costs for in-water surveys, represent direct costs that are incurred as part of vessel drydocking to meet regulatory requirements, expenditures during drydocking that add economic life to the vessel, and expenditures during drydocking that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(7)	On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled off-hire days).

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. More recently, since 2015 the oversupply contributed to continuing low charter rates in the tanker industry. As of February 28, 2017, one of our vessels was on time charter, eight of our vessels operated in a spot market oriented commercial pool and 18 vessels operated in the spot market directly. We may seek to employ one or more of our vessels directly in the spot market upon re-delivery from the current time charterers. If time charter or spot charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a greater loss.

Any decrease in spot-charter rates in the future or continuation of current rates may adversely affect our results of operations.

As at February 28, 2017, eight of our vessels were employed in a spot market-oriented commercial pool and 18 of our vessels operated directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the pool or the particular voyage charter. We may seek to employ other vessels directly in the spot market upon re-delivery from the current charterers.

We may employ in the spot-charter market additional vessels that we may acquire in the future or vessels upon termination of existing time charter contracts. Where we plan to employ a vessel in the spot-charter market, we intend to generally place such vessel in a commercial pool that pertains to that vessel’s size class or to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot-charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot-charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. If spot-charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness or of dividends in the future. In addition, as charter rates for spot-charters are fixed for a single voyage that may last up to several weeks, during periods in which spot-charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to service our indebtedness and pay dividends, as a result of, among other things:

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

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to our vessels is complex and requires us to make various estimates, including future charter rates, operating expenses and drydock costs. Historically, each of these items has been volatile.

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

The market values of tankers have historically experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of vessels, applicable governmental regulations and the cost of new buildings. If the market value of our fleet declines, we may not be able to obtain other financing or to incur debt on terms that are acceptable to us or at all. A decrease in these values could also cause us to breach certain loan-to-value covenants that are contained in our credit facilities and in future financing agreements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations and financial condition.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the global newbuilding MR product tanker orderbook, which extends to 2020, equalled approximately 4.7% of the existing MR product tanker fleet and approximately 10.4% of the existing chemical tanker fleet as of January 20, 2017, and the orderbook may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

Global financial markets and economic conditions may adversely impact our ability to obtain additional financing on acceptable terms, if at all, and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. In the last economic downturn, operating businesses in the global economy faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There was a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically volatile asset values of vessels. Since 2008, lending by financial institutions worldwide decreased significantly compared to the period preceding 2008 and lending to the shipping industry remains restrictive. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it was negatively affected by this decline.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels are at risk of damage or loss because of events such as marine disasters, bad weather, climate change, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cargo loss, latent defects, acts of God and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions, which may reduce our revenue and increase our expenses. Our worldwide operations also expose us to the risk that an increase in restrictions on global trade will harm our business. The adoption of trade barriers by governments may reduce global shipping demand and reduce our revenue.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, and increasingly the Sulu Archipelago and Indonesia in the South China Sea with tankers particularly vulnerable to such attacks. If piracy attacks result in the characterization of regions in which our vessels are deployed as “war risk” zones or Joint War Committee “war and strikes” listed areas by insurers, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the West of Africa, South China Sea, South-East Asia and the Gulf of Aden including off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, results of operations and financial condition.

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

We, indirectly through our technical managers, employ masters, officers and crews to operate our vessels, exposing us to the risk that industrial actions or other labor unrest may occur. A significant portion of the seafarers that crew our vessels are employed under collective bargaining agreements. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO OUR BUSINESS

Delays in deliveries of vessels we may purchase or order, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

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

We may be required to incur additional debt or raise capital through the sale of equity securities to fund the purchasing of vessels or for drydocking costs from time to time. However, we may be unable to access the required financing if conditions change and we may be unsuccessful in obtaining financing for future fleet growth. Use of cash from operations will reduce available cash. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we finance our expenditures by incurring additional debt, our financial leverage could increase. If we finance our expenditures by issuing equity securities, our shareholders’ ownership interest in us could be diluted.

We will not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on medium to long-term time charters.

As of February 28, 2017, one of our vessels was employed under a fixed rate time charter agreement. When our existing time charter agreements expire and upon delivery of any vessels to be ordered, we may enter into new time charter agreements for periods of one year or longer. Vessels committed to medium and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and we may not be able to effectively hire more employees or adequately improve those systems. In addition, acquisitions may require additional equity issuances or the incurrence of additional debt (which may require additional amortization payments or impose more restrictive covenants). If we are unable to successfully accommodate any growth, our business, results of operations and financial condition may be adversely affected.

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

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Each of Vitol Group, Navig8 Group and Trafigura accounted for more than 10% of our consolidated revenues from continuing operations during 2016; each of Vitol Group and

Navig8 Group accounted for more than 10% of our consolidated revenues from continuing operations during 2015; and each of Cargill International SA, Geneva, Koch Shipping Inc., Vitol Group, and Womar Logistic Pte. Ltd (pool arrangement) accounted for more than 10%, of our consolidated revenues from continuing operations during 2014. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods.

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

As of February 28, 2017, GA Holdings beneficially owns approximately 17.24% of our outstanding common shares and has the power to exert considerable influence over matters requiring shareholder approval, including the election of directors and the determination to enter into a corporate transaction or to prevent a transaction, regardless of whether our shareholders believe that any such transaction is in their or our best interests. For example, GA Holdings may have considerable influence in our determining whether to consummate a merger or acquisition or to sell all or substantially all of our assets. In addition, members of our management team are investors in GA Holdings, which may affect their decisions relative to matters directly or indirectly involving GA Holdings and us. We cannot assure you that the interests of GA Holdings will align with the interests of other shareholders. As a result, the market price of our common shares could be adversely affected. In addition, two members of our board of directors, Reginald Jones and Niall McComiskey, are affiliated with GA Holdings. GA Holdings may invest in entities that directly or indirectly compete with us, or companies in which GA Holdings currently invests may begin competing with us. GA Holdings may also separately pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. As a result of these relationships, when conflicts arise between the interests of GA Holdings and the interests of our other shareholders, our directors who are affiliated with GA Holdings may not be disinterested.

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

Amounts borrowed under our credit facilities bear interest at variable rates. Currently, we do not have any hedge arrangements in place to reduce our exposure to interest rate variability on variable rate debt. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to:

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

Our ability to grow may be adversely affected by our dividend policy.

Under our dividend policy, we expect to distribute on a quarterly basis as dividends on our shares of common stock an amount equal to 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). Accordingly, our growth, if any, may not be as fast as businesses that do not distribute quarterly dividends. To the extent we do not have sufficient cash reserves or are unable to obtain financing from external sources, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

Our credit facilities contain restrictive covenants that limit our business and financing activities, which could negatively affect our growth and results of operations.

Our credit facilities and capital leases impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is a default under our credit facilities;
•	incur or guarantee additional indebtedness;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

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

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.50% to 2.90% above LIBOR. Interest rates have recently been at historic lows and any normalization in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities, which in turn could have an adverse effect on our results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company”, as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”), our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” until December 31, 2018. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

However, we incur certain general and operating expenses, including vessel operating expenses and general and administrative expenses, in foreign currencies, the most significant of which are the Euro, Singapore Dollar, and British Pound Sterling. This partial mismatch in revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions due to the concern about climate change. These regulatory measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the international Paris Agreement that deals with greenhouse gas emission reduction measures and targets to limit global temperature increases came into force. Compliance with changes in laws, regulations and obligations relating to climate change, including as a result of such international negotiations, could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

We intend to pay regular quarterly dividends on our common shares. The amount of dividends we pay will depend in part upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends contained in our financing arrangements or under applicable law and the decisions of our management and directors. The amount of cash we have available for dividends may fluctuate upon, among other things:

•	the rates we obtain from our charters, as well as the rates obtained following expiration of our existing charters;
•	the level of our operating costs;
•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	vessel acquisitions and related financings, such as restrictions in our credit facilities and in any future debt arrangements;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business; and
•	changes in the bases of taxation of our activities in various jurisdictions.

The actual amount of cash we will have available for dividends will also depend on many factors, including:

•	changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
•	our fleet expansion strategy and associated uses of our cash and our financing requirements;
•	modification or revocation of our dividend policy by our board of directors;
•	the amount of any cash reserves established by our board of directors; and
•	restrictions under our credit facilities and Marshall Islands law.

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

We are an “emerging growth company”, as defined in the Securities Act, and we may take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies”. Investors may find our common shares less attractive because we rely on certain of these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Because of our status as an “emerging growth company” under the Jumpstart Our Business Startups Act status, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We may take advantage of these provisions until December 31, 2018 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year.

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

A foreign corporation will be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of “passive income”. For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute “passive income”. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS were successful in asserting that we are or have been a PFIC for any taxable year,

U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended, (“the Code”), (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10.E (“Taxation of Holders — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of United States Holders”)), excess distributions and any gain from the disposition of such shareholder’s common shares would be allocated ratably over the shareholder’s holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax. See Item 10.E (“Taxation of Holders — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of United States Holders”) for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

Item 4. Information on the Company

A. History and Development of the Company

We are Ardmore Shipping Corporation. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our current fleet consists of 27 vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In March 2014, we completed a follow-on public offering of 8,050,000 common shares. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. In June 2016, we completed a public offering of 7,500,000 common shares, of which GA Holdings LLC purchased 1,277,250 shares. As of February 28, 2017, we had 33,575,610 shares of our common stock outstanding and GA Holdings LLC, our largest shareholder, held 5,787,942, or approximately 17.24%, of our outstanding common stock.

We have 46 wholly owned subsidiaries, a list of which is included as Exhibit 8.1 to this Annual Report. The substantial majority of these entities represent single ship-owning companies for our fleet.

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

Vessel Acquisitions

Our current fleet consists of 27 double-hulled product and chemical tankers, all of which are in operation. We acquired 17 of our vessels as second-hand vessels, all of which we have upgraded to increase efficiency and improve performance. In 2014, 2015, and 2016 we paid an aggregate of $209.7 million, $232.5 million, and $174.0 million respectively, in capital expenditures for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. During 2013, 2014, 2015 and 2016 we acquired or took delivery of two, six, ten and six vessels respectively.

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

Fleet List

Our current fleet consists of 27 vessels, including 21 Eco-design and six Eco-mod vessels, all of which are in operation. The average age of our vessels at February 28, 2017, is 4.5 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Sevaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

Business Strategy

Our objective is to solidify our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

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

As at February 28, 2017, we employed 45 full-time staff. We engage the services of two third-party ship management companies, Thome Ship Management and Univan Ship Management Limited, to provide technical management and crewing for our vessels, who are supervised by our senior management team. We currently employ, through our third-party technical managers, approximately 1027 seafarers, including 564 officers and cadets and 463 crew.

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

The International Product and Chemical Tanker Industry

The information and data contained in this section relating to the international product and chemical tanker shipping industries has been provided by Drewry Maritime Research (“Drewry”), and is taken from Drewry’s database and other sources. Drewry has advised that: (i) some information in their database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in their database. We believe that all third-party data provided in this section, “The International Product and Chemical Tanker Industry”, is reliable.

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

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size – Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
UL/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	120,000 – 199,999	Uncoated	Non IMO	Crude Oil
Aframax	80,000 – 119,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Panamax	60,000 – 79,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Long Range 3 (LR3)	120,000 – 199,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 2 (LR2)	80,000 – 119,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 1 (LR1)	60,000 – 79,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Medium Range (MR)	25,000 – 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	Non IM O	Refined Products
	25,000 – 59,999	Uncoated	Non IMO	Refined Products
Short Range (SR)	10,000 – 24,999	Coated	Non-IMO	Refined Products
	10,000 – 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
Stainless Steel Tankers	10,000+	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/Coated	Non IMO	Various e.g Bitumen

Source: Drewry

In the product and chemical sectors there are a number of vessels that possess the ability to carry both products and some chemicals. These vessels therefore represent a “swing” element in supply in both of these markets. However, in practice many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

In 2016, a total of 3.23 billion tons of crude oil, oil products and chemicals were moved by sea.(1) This was 2.9% up on 2015 (3.14 billion tons) and is the result of record crude oil imports by Asian economies due to increased stockpiling at lower crude prices and rising refining activity leading to further growth in seaborne product trades. Over the period from 2006 to 2016, seaborne trade in oil products grew at an annual average rate of 3.8% and in 2016 totalled 987 million tons. The growth in seaborne products trade between 2015 and 2016 was 3.5%, based on provisional figures.

(1)	Provisional estimate.

Between 2011 and 2016 seaborne trade grew by an annual rate of 0.8% for crude oil, 2.8% for oil products, and 3.4% for chemicals. Over the period from 2011 to 2016, seaborne trade in refined products and chemicals were two of the fastest growing sectors of international tanker shipping. Changes in world seaborne tanker trade volumes in the period 2006 to 2016 are shown in the table below.

World Seaborne Tanker Trade Volumes

Year	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
	Mill T	%y-o-y	Mill T	%y-o-y	Mill T	%y-o-y	Mill T	%y-o-y	%y-o-y
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%	5.3%
2007	2,008	0.6%	723	6.8%	170	2.5%	2,902	2.2%	5.4%
2008	2,014	0.3%	765	5.8%	169	-0.6%	2,947	1.6%	2.6%
2009	1,928	-4.2%	777	1.6%	178	5.4%	2,883	-2.2%	-0.9%
2010	1,997	3.6%	810	4.3%	189	6.2%	2,996	3.9%	5.2%
2011	1,941	-2.8%	860	6.3%	194	2.6%	2,996	0.0%	4.2%
2012	1,988	2.4%	859	-0.2%	202	4.2%	3,049	1.8%	3.4%
2013	1,918	-3.5%	904	5.3%	211	4.1%	3,033	-0.5%	3.3%
2014	1,895	-1.2%	912	0.9%	215	2.1%	3,022	-0.4%	3.4%
2015	1,957	3.3%	954	4.6%	231	7.5%	3,143	4.0%	3.1%
2016(1)	2,016	3.0%	987	3.5%	229	-0.8%	3,233	2.9%	3.1%
CAGR (2011 – 2016)	0.8%		2.8%		3.4%		1.5%
CAGR (2006 – 2016)	0.1%		3.8%		3.3%		1.3%

(1)	Provisional estimates

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

In essence, products can be carried in coated non IMO tankers and IMO rated coated tankers. By this definition the product capable tanker fleet comprises just over 50% (44.5%) of the total tanker fleet (above 10,000 dwt) in numbers terms, and are therefore a key part of the global tanker trade.

Demand for product tankers is determined by world oil demand and trade, which is influenced by various factors including economic activity, geographic changes in oil production, consumption and refinery capacity, oil prices, the availability of transport alternatives (such as pipelines) and inventory policies of nations and oil trading companies. Tanker demand is a product of (i) the volume of cargo transported in tankers, multiplied by (ii) the distance that cargo is transported.

Oil demand growth and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produce approximately one third of global supply in 2015. However, in recent years, the United States (U.S.) and Canadian crude oil production has increased as a result of the development of shale oil deposits. This has reduced U.S. seaborne crude import demand, but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf, because refiners have access to plentiful supplies of competitively priced feedstock.

In addition, in 2014 the Energy Information Administration (EIA) in the U.S. began classifying exports of U.S. treated condensate as “kerosene and light gas oils” in its Petroleum Supply Monthly report. This followed on from a decision by the U.S. Bureau of Industry and Security (BIS) to allow the export of distilled condensate as a refined product. Field condensate, which can be fed into a refinery or used as a chemical plant feedstock, had until 2014 been considered as an upstream product and therefore restricted for export under U.S. law. However, the BIS ruling that field stabilization processing changes condensate enough that it becomes a new product, which has opened up further export opportunities. In short, changes in the U.S. oil market have had a very positive impact on product tanker demand because U.S. product exports have risen sharply since 2009 as the chart below indicates.

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

As a result of the growth in trade and the changes in the location of refinery capacity, demand for product tankers expressed in terms of tonne-miles grew by a CAGR of 5.4% between 2006 and 2016. Generally growth in products trade and product tanker demand is more consistent and less volatile than crude oil trade.

Seaborne Product Trade and Ton Mile Demand

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non stainless steel/specialised tanker between 10,000 dwt and 60,000 dwt, as well as coated and other “product-capable” vessels over 60,000 dwt. As of January 20, 2017 the world product tanker capable fleet consisted of 3,633 vessels with a combined capacity of 167.5 million dwt. Within the total tanker fleet MR vessels account for 34% of total ship numbers and in the global product tanker fleet they account for 58% of total ship numbers. MR vessels are considered the “workhorses” of the fleet.

As of January 20, 2017 the MR product tanker orderbook was 89 vessels totalling 4.4 million dwt. The MR orderbook as a percentage of the existing MR fleet in terms of dwt was 4.7%, compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 3.3 million dwt of MR product tankers are due for delivery in the remainder of 2017 and a further 0.9 million dwt in 2018. Approximately 75% of the vessels on order in the MR category are scheduled to be delivered in 2017 and this would increase the MR fleet by 3.2%, assuming no vessel scrapping. However, in recent years the orderbook has been affected by the non-delivery of vessels or “slippage” as it is sometimes referred to. Current estimates suggest that in 2016, approximately 25% of vessels across the entire tanker orderbook scheduled for delivery in 2016 did not deliver during the year. Some of the non-delivery was a result or delays, either through mutual agreement or through shipyard problems, whilst some was due to vessel cancellations. Slippage is likely to remain an issue going forward and will continue to temper fleet growth.

The other factor that will affect future supply is vessel scrapping. The volume of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. In 2014, a total of 106 tankers of a combined 9.9 million dwt were sold for scrap, of which 26 tankers of approximately 1 million dwt were in the MR size range. In comparison, only 46 tankers with combined capacity of 2.1 million dwt of tonnage were scrapped in 2015, of which 16 tankers with total capacity of 0.5 million dwt were in the MR size range. Provisional data suggests that in 2016 a further 22 MR tankers of 0.8 million dwt were removed from the operating fleet.

World Tanker Fleet & Orderbook: January 20, 2017

Vessel Type/Class	Fleet		Size dwt	Orderbook		% Fleet Dwt	Orderbook Delivery Schedule (M Dwt)
	Number	M Dwt		Number	M Dwt		2017	2018	2019
Crude Tankers
UL/VLCC	701	215.6	200,000+	95	29.3	13.6%	15.0	13.7	0.6
Suezmax	498	77.6	120,000 – 199,999	80	12.6	16.2%	10.1	2.5	0.0
Aframax (Uncoated)	655	70.8	80,000 – 119,999	76	8.6	12.1%	4.2	4.2	0.2
Panamax (Uncoated)	89	6.2	60,000 – 79,999	1	0.1	1.0%	0.1	0.0	0.0
Crude Tankers	1,943	370.2		252	50.6	13.7%	29.4	20.4	0.8
Long Range 3 (LR3)	15	2.4	120,000 – 199,999	4	0.6	26.7%	0.3	0.3	0.0
Long Range 2 (LR2)	314	34.0	80,000 – 119,999	42	4.8	14.1%	3.8	1.0	0.0
Long Range 1 (LR1)	339	24.9	60,000 – 79,999	42	3.1	12.5%	2.0	1.1	0.0
LR Product Tankers	668	61.3		88	8.5	13.9%	6.1	2.4	0.0
Medium Range (MR)
Coated IMO 2	829	37.2	25,000 – 59,999	80	3.9	10.6%	3.1	0.8	0.1
Coated IMO 3 & Non IMO Coated/Uncoated	1,274	56.2	25,000 – 59,999	9	0.4	0.8%	0.2	0.1	0.0
Total MR	2,103	93.4		89	4.4	4.7%	3.3	0.9	0.1
Short Range	862	12.8	10,000 – 24,999	50	0.8	6.3%	0.6	0.2	0.1
Stainless Steel Tankers	636	13.8	10,000+	90	2.4	17.4%	1.4	0.7	0.3
Total All Tankers	6,212	551.4		569	66.7	12.1%	40.8	24.6	1.3

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

However, continued high newbuild delivery schedule and large product inventory levels in the second half of 2016 had a negative impact on vessel earnings, with average freight rates in the spot and time charter markets falling to $11,125/day and $15,125/day respectively. The trend in MR spot and time charter rates in the period from 2006 to December 2016 is shown in the chart below.

MR Product Tanker Freight Rates
(US$ Per Day)

Source: Drewry

It should be noted that these rates are based on a standard MR vessel built circa 2010, and there is some evidence that more-recently built vessels constructed to particularly fuel-efficient “Eco” specifications are currently able to achieve an additional premium on these levels of up to 10%.

Asset Values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008, and in 2016 the average newbuilding price for an MR product tanker was estimated at $33.1 million.

The secondhand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Secondhand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. In 2016 a five year old MR product tanker was estimated to have a value of $24.8 million. The trend in newbuilding prices, second hand values and freight rates for an MR tanker in the period 2006 to 2016 are summarised in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

Period Averages	Spot (US$/day)	Timecharter (US$/day)		Asset Prices (US$ million)
		1 Year	3 Year	Newbuild	5 Year Old
2006	25,609	26,792	21,675	46.8	47.1
2007	23,682	25,367	22,146	49.5	50.0
2008	21,156	23,092	21,500	52.1	51.0
2009	9,043	14,850	15,267	40.3	30.2
2010	10,568	12,388	13,646	35.9	26.4
2011	11,150	13,633	14,575	36.1	28.3
2012	11,142	13,325	14,500	33.2	25.2
2013	13,517	14,346	15,161	33.8	26.2
2014	9,592	14,438	15,417	36.9	27.1
2015	18,422	17,271	16,458	36.1	25.8
2016	11,125	15,125	15,354	33.1	24.8
2012 – 2016
5 Year Avg	12,759	14,901	15,378	34.6	25.8
5 Year Low	3,100	12,000	14,000	32.0	22.0
5 Year High	30,800	19,500	18,000	37.0	29.0
2007 – 2016
10 Yr Avg	13,940	16,383	16,402	38.7	31.5
10 Yr Low	3,100	10,800	12,200	32.0	22.0
10 Yr High	30,800	27,250	24,000	54.0	53.5

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

Seaborne Chemical Trades
(In Millions of Tons)

Source: Drewry

The U.S. is the largest exporter of organic chemicals, accounting for approximately 25% of all exports, while China accounts for approximately one-third of total organic chemical imports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene and para-xylene. Inorganic chemical trade accounts for approximately 10 – 15% of total seaborne movements. They are not traded geographically as wide as organic chemicals and they also present several transport problems; not only are they very dense, they are also highly corrosive. Palm oil accounts for about half of this, with the next top two commodities in this sector traded by sea being soybean oil and sunflower seed oil.

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

As of January 20, 2017 the world IMO 2 Coated and Stainless Steel tanker fleet consisted of 1,577 vessels with a combined capacity of 33.7 million dwt. The orderbook consisted of 138 vessels of 3.5 million dwt, or 10.5% of the existing fleet. In 2016, provisional data suggests that 17 MR chemical tankers totalling 0.6 million dwt were sent for demolition. In addition, chemical tankers are relatively complex vessel types to build and this increases the barriers to entry for shipyards and the pool of yards that owners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: January 20, 2017

Ship Type	Size (DWT)	Fleet		Orderbook – Jan 2017			Orderbook Delivery Schedule (M Dwt)
		Number	M Dwt	Number	M Dwt	% Fleet	2017	2018	2019
Coated IMO 2	10,000+	941	20.0	48	1.1	5.7%	0.4	0.6	0.1
Stainless Steel	10,000+	636	13.8	90	2.4	17.4%	1.4	0.7	0.3
Total		1,577	33.7	138	3.5	10.5%	1.8	1.4	0.3

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

Following an increase in rates throughout 2010 and 2011 after the decline in 2009, freight rates on most major trade lanes declined during 2012 as market sentiment eroded. In 2013 spot rates on most routes strengthened and in 2014 rates continued to record small gains on the back of increased vessel demand. In 2015, freight rates moved up by 4.9% on account of improved seaborne chemical trade. However provisional data for 2016 suggest that global seaborne chemical trade fell 0.8% and declining demand for chemical tankers was reflected in a decline of 4.7% in average time charter rates.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values show a relationship to the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; secondhand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than MRs due to the lower volume of ordering and variation in specification. However, at the end of 2016 prices were generally 25% to 35% lower than the market peak in early 2008. Similarly, in the secondhand market, asset values in some cases have dropped by nearly 50% since 2008.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005 and as subsequently revised, Annex VI sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration from incinerators installed after January 1, 2000 of specific substances. “Deliberate emissions” are not limited to times when the ship is at sea; they can, for example, include discharges occurring in the course of the ship’s repair and maintenance. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions known as Emission Control Areas (“ECAs”). Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which entered into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50%, effective January 1, 2012; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content. The United States ratified the Annex VI amendments in October 2008, and the United States Environmental Protection Agency (“EPA”), promulgated equivalent emissions standards in late 2009.

The United States and Canada requested the IMO designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as ECAs under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. The North American ECA came into force on August 1, 2012. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the United States Gulf of Mexico. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which was further reduced to 0.1% on January 1, 2015. On January 1, 2014, the United States Caribbean Sea was also designated an ECA. The Baltic Sea and the North Sea have also been designated ECAs. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after the draft amendments are presented at MEPC’s next session.

If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or operational changes or otherwise increase the costs of our operations.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”) and the International Convention on Load Lines (“LL Convention”), which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The May 2012 SOLAS amendments that relate to the safe manning of vessels entered into force on January 1, 2014. Several SOLAS regulations also came into effect in 2016, including regulations regarding adequate vessel integrity maintenance, structural requirements, and construction.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention becomes effective 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with

52 contracting parties making up 35.14%). Thus, the Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (“BWMS”).

For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. At MEPC 70, MEPC updated “guidelines for approval of ballast water managements systems (G8).” G8 updates previous guidelines concerning procedures to approve BWMS. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of the ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, in February 2014 the United States Bureau of Ocean Energy Management proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. On August 15, 2012, the Unites States Bureau of Safety and Environmental Enforcement (“BSEE”) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Furthermore, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. Furthermore, on December 20, 2016, the United States President invoked a law that banned offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. It is presently unclear how long this ban will remain in effect. A ban on new drilling in Canadian Arctic waters was announced simultaneously. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

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

International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020.

As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted by MEPC in July 2011. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Currently operating ships are required to develop SEEMPs and minimum energy efficiency levels per capacity mile, outlined in the EEDI, apply to new ships. These requirements could cause us to incur additional compliance costs.

In 2015, the European Parliament and Council of Ministers adopted a regulation that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information requiring. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulation to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the United States Clean Air Act (“CAA”) and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate change legislation or other regulatory initiatives by the EU, United States, IMO or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our businesses may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

The ISPS Code is designed to protect ports and international shipping against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Among the various requirements, some of which are found in SOLAS, are:

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

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class”, signifying that the vessel has been built and maintained in accordance with the rules of International Association of Classification Standards and complies, as appointed, with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All our vessels are certified as being “in-class” by American Bureau of Shipping and Lloyds Register. In December 2013 the IACS adopted new harmonized Common Structural Rules, which apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All new and second-hand vessels that we purchase must be certified prior to their delivery to us. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

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

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 46 wholly owned subsidiaries, a list of which is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report and is incorporated herein by reference, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced on March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have entered into a lease which commenced on January, 2016 with a third party for office space at Hamilton, Bermuda. This lease is for a period of one year, with an option for three additional one-year terms. We have entered into leases for our offices in Singapore and Houston, Texas with third parties which commenced on October 2016 and April 2016 respectively. These leases are for periods of one year and one year, with an option for one further term in Singapore, and automatically for successive one year terms in Houston until terminated. Average aggregate payments under these leases are approximately $0.3 million per annum.

As of February 28, 2017, all of our 27 vessels are subject to liens relating to our credit facilities.

Item 4.A Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2016, 2015, and 2014 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

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

Time Charter Equivalent (“TCE”) Rates.  TCE rates are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus allowances paid by charterers to owners for communications, victualing and entertainment costs for crew. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred by commercial managers.

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

Recent Fleet Growth

Our current fleet consists of 27 double-hulled product and chemical tankers all of which are in operation. We acquired 17 of our vessels as second-hand vessels, of which ten of our vessels were upgraded to increase efficiency and improve performance. In 2014, 2015, and 2016 we paid an aggregate of $209.7 million, $232.5 million and $174.0 million respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. During 2013, 2014, 2015 and 2016 we acquired or took delivery of two, six, ten and six vessels, respectively.

In 2016, we took delivery of the following second-hand product and chemical tankers:

•	Ardmore Endurance in August 2016;
•	Ardmore Explorer in September 2016;
•	Ardmore Engineer in September 2016;
•	Ardmore Encounter in September 2016;
•	Ardmore Exporter in September 2016;
•	Ardmore Enterprise in November 2016;

Operating Results

The following tables present our operating results for the years ended December 31, 2016 and 2015.

Statement of Operations for the Year Ended December 31, 2016 and December 31, 2015

	Year Ended		Variance	Variance (%)
INCOME STATEMENT DATA	Dec. 31, 2016	Dec 31, 2015
REVENUE
Revenue	$164,403,938	157,882,259	6,521,679	4%
OPERATING EXPENSES
Commissions and voyage related costs	37,121,398	30,137,173	(6,984,225)	(23)%
Vessel operating expenses	56,399,979	46,416,510	(9,983,469)	(22)%
Depreciation	30,091,237	24,157,022	(5,934,215)	(25)%
Amortization of deferred dry dock expenditure	2,715,109	2,120,974	(594,135)	(28)%
General and administrative expenses	14,077,212	10,748,622	(3,328,590)	(31)%
Total operating expenses	140,404,935	113,580,301	(26,824,634)	(24)%
Profit/(loss) from operations	23,999,003	44,301,958	(20,302,955)	(46)%
Interest expense and finance costs	(17,754,118)	(12,282,704)	(5,471,414)	(45)%
Interest income	164,629	15,571	149,058	957%
Loss on disposal of vessels	(2,601,148)	—	(2,601,148)	100%
Profit/(loss) before taxes	3,808,366	32,034,825	(28,226,459)	(88)%
Income tax	(60,434)	(79,860)	19,426	24%
Net profit/(loss)	$3,747,932	31,954,965	(28,207,033)	(88)%

Revenue.  Revenue for the year ended December 31, 2016 was $164.4 million, an increase of $6.5 million from $157.9 million for the year ended December 31, 2015.

The average number of owned vessels increased to 24.1 for the year ended December 31, 2016, from 19.8 for the year ended December 31, 2015, resulting in revenue days of 8,635 for the year ended December 31, 2016, as compared to 7,069 for the year ended December 31, 2015.

We had 10 and 16 vessels employed under time charter and pool arrangements as at December 31, 2016 and December 31, 2015, respectively. Revenue days derived from time charter and pool arrangements were 4,477 for the year ended December 31, 2016, as compared to 4,474 for the year ended December 31, 2015. Lower charter rates for the year ended December 31, 2016 resulted in a decrease in revenue of $3.1 million, compared to the year ended December 31, 2015.

We had 17 and eight vessels employed directly in the spot market as at December 31, 2016 and December 31, 2015, respectively. For spot chartering arrangements, we had 4,158 revenue days for the year ended December 31, 2016, as compared to 2,595 for the year ended December 31, 2015. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $50.5 million, offset by a $41.0 million decrease in spot market revenue related to softer market conditions.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs.  Commissions and voyage related costs were $37.1 million for the year ended December 31, 2016, an increase of $7.0 million from $30.1 million for the year ended December 31, 2015. Revenue days increased to 8,635 for the year ended December 31, 2016, as compared to 7,069 for the year ended December 31, 2015. For spot chartering arrangements, we had 4,158 revenue days for the year ended December 31, 2016, as compared to 2,595 for the year ended December 31, 2015. This increase in revenue days resulted in an increase in commissions and voyage related expenses of $7.0 million. For vessels employed directly in the spot market, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE rate.  The TCE rate for our fleet was $14,785 per day for the year ended December 31, 2016, a decrease of $3,524 per day from $18,309 per day for the year ended December 31, 2015.

Vessel operating expenses.  Vessel operating expenses were $56.4 million for the year ended December 31, 2016, an increase of $10.0 million from $46.4 million for the year ended December 31, 2015. This increase is primarily due to an increase in the number of vessels in operation for 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Average operating costs per vessel per day, including technical management fees, were $6,405 for the year ended December 31, 2016, as compared to $6,333 for the year ended December 31, 2015

Depreciation.  Depreciation expense for the year ended December 31, 2016 was $30.1 million, an increase of $5.9 million from $24.2 million for the year ended December 31, 2015. The increase is due to an increase in the average number of owned vessels to 24.1 for 2016 from 19.8 for 2015.

Amortization of deferred dry dock expenditure.  Amortization of deferred dry dock expenditure for the year ended December 31, 2016 was $2.7 million, as compared to $2.1 million for the year ended December 31, 2015. This increase is due to the timing of scheduled drydockings occurring across the fleet; there were five drydockings in 2016 as compared to three in 2015. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and administrative expenses.  General and administrative expenses for the year ended December 31, 2016 were $14.1 million, as compared to $10.7 million for the year ended December 31, 2015. The increase reflects additional staff and travel costs associated with operating a larger fleet. Average headcount increased to 36 for the year ended December 31, 2016 as compared to 25 for the year ended December 31, 2016. Non-recurring transactions fees of $0.9 million were also incurred in 2016.

Interest expense and finance costs.  Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the year ended December 31, 2016 were $17.8 million, as compared to $12.3 million for the year ended December 31, 2015. Cash interest expense increased by $1.3 million to $14.3 million for 2016 from $13.0 million for 2015. The increase in interest expense and finance costs was primarily as a result of an increase in costs following the delivery of the six acquired vessels, partially offset by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016 and the sale of the Ardmore Calypso, Ardmore Capella and Ardmore Centurion. Capitalized interest, which relates to vessels under construction, amounted to nil for 2016, as compared to $2.4 million for 2015 as there were no vessels under construction during 2016. Amortization of deferred financing charges for 2016 was $3.4 million, compared to $1.7 million for 2015. The 2016 amount includes a write-off of deferred finance fees of $0.6 million relating to the sale of the Ardmore Calyspo, the Ardmore Capella and the Ardmore Centurion.

Statement of Operations for the Year Ended December 31, 2015 and December 31, 2014

	Year Ended		Variance	Variance (%)
INCOME STATEMENT DATA	Dec. 31, 2015	Dec 31, 2014
REVENUE
Revenue	$157,882,259	67,326,634	90,555,625	135%
OPERATING EXPENSES
Commissions and voyage related costs	30,137,173	7,004,045	(23,133,128)	(330)%
Vessel operating expenses	46,416,510	29,447,876	(16,968,634)	(58)%
Depreciation	24,157,022	14,854,885	(9,302,137)	(63)%
Amortization of deferred dry dock expenditure	2,120,974	2,031,100	(89,874)	(4)%
General and administrative expenses	10,748,622	8,178,666	(2,569,956)	(31)%
Total operating expenses	113,580,301	61,516,572	(52,063,729)	(85)%
Profit/(loss) from operations	44,301,958	5,810,062	38,491,896	663%
Interest expense and finance costs	(12,282,704)	(4,119,283)	(8,163,421)	(198)%
Interest income	15,571	16,444	(873)	(5)%
Profit/(loss) before taxes	32,034,825	1,707,223	30,327,602	1.776%
Income tax	(79,860)	(46,749)	(33,111)	(71)%
Net profit/(loss)	$31,954,965	1,660,474	30,294,491	1,824%

Revenue.  Revenue for the year ended December 31, 2015 was $157.9 million, an increase of $90.6 million from $67.3 million for the year ended December 31, 2014.

The average number of owned vessels increased to 19.8 for 2015 from 12.1 for 2014, resulting in revenue days of 7,061 in 2015 as compared to 4,280 in 2014.

We had 16 and 11 vessels employed under time charter and pool arrangements as at December 31, 2015 and 2014, respectively. Revenue days derived from time charter and pool arrangements were 4,473 in 2015 as compared to 3,802 in 2014. The increase in revenue days in time charter and pool arrangements resulted in an increase in revenue of $9.5 million while improving market conditions resulted in additional revenue of $11.1 million.

We had eight vessels and three vessels employed under direct spot chartering arrangements as at December 31, 2015 and 2014, respectively. For spot chartering arrangements we had 2,588 revenue days in 2015 as compared to 478 in 2014. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $60.2 million, while improving market conditions further increased spot chartering revenue by $9.8m. As discussed above, under direct spot chartering arrangements, revenue is recognized on a gross charter basis, whereas under time chartering and pooling arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs.  Commissions and voyage related costs were $30.1 million for the year ended December 31, 2015 as compared to $7.0 million for the year ended December 31, 2014. Revenue days increased to 7,061 in 2015 as compared to 4,280 in 2014. For spot chartering arrangements we had 2,588 revenue days in 2015 as compared to 478 in 2014. This increase in revenue days derived from spot chartering arrangements resulted in an increase in commissions and voyage related expenses of $23 million. As discussed above under direct spot chartering arrangements, all voyage expenses are borne by us as opposed to the charterer, while under time charter and pooling arrangements, the charterer typically pays the voyage expenses.

TCE rate.  The TCE rate for our fleet was $18,309 per day for the year ended December 31, 2015, an increase of $3,916 per day from $14,393 per day for the year ended December 31, 2014.

Vessel operating expenses.  Vessel operating expenses were $46.4 million for the year ended December 31, 2015, an increase of $17.0 million from $29.4 million for the year ended December 31, 2014. This increase is primarily due to an increase in the number of vessels in operation for the year ended December 31, 2015. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,333 for the year ended December 31, 2015, as compared to $6,556 for the year ended December 31, 2014.

Depreciation.  Depreciation expense for the year ended December 31, 2015 was $24.2 million, an increase of $9.3 million from $14.9 million for the year ended December 31, 2014. The increase is due to an increase in the average number of owned vessels to 19.8 for the year ended December 31, 2015, from 12.1 for the year ended December 31, 2014.

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

General and administrative expenses.  General and administrative expenses for the year ended December 31, 2015 were $10.7 million, as compared to $8.2 million for the year ended December 31, 2014. This increase reflects additional staff and travel costs associated with operating a larger fleet of $1.5 million and $0.7 million respectively. We took delivery of ten new-buildings during 2015 and average headcount increased to 25 for 2015 from 17 for 2014. As a result, other miscellaneous costs also increased by $0.3 million.

Interest expense and finance costs.  Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred financing fees and are net of capitalized interest) for the year ended December 31, 2015 were $12.3 million, as compared to $4.1 million for the year ended December 31, 2014. Cash interest expense increased by $5.9 million to $13.0 million for the year ended December 31, 2015 from $7.1 million for the year ended December 31, 2014. This was the result of an increase in the average debt balance following the delivery of ten vessels since December 31, 2015. Capitalized interest, which relates to vessels under construction, amounted to $2.4 million for the year ended December 31, 2015, as compared to $3.9 million for the year ended December 31, 2014. Amortization of deferred financing charges for the year ended December 31, 2015 was $1.7 million, compared to $0.9 million for the year ended December 31, 2014

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents with the majority of our cash in the currency of U.S. Dollars, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at December 31, 2016, our total cash and cash equivalents were $56.0 million, an increase of $15.9 million from $40.1 million as at December 31, 2015, following payments made for vessels under construction. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

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

Our credit facilities and capital leases are described in Notes 9 (“Debt”) and 10 (“Capital leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2016, we were in compliance with all covenants relating to our financing facilities.

Cash Flow Data for the Years Ended December 31, 2016, 2015 and 2014

	For the years ended
CASH FLOW DATA	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Net cash provided by operating activities	$42,634,500	37,659,686	12,421,127
Net cash used in investing activities	$(122,311,231)	(232,849,734)	(209,741,529)
Net cash provided by financing activities	$95,520,221	175,419,834	200,339,153

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

For the year ended December 31, 2016, cash flow provided by operating activities was $42.6 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $43.8 million. Changes in operating assets and liabilities resulted in an inflow of $1.9 million and drydock payments were $3.1 million.

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

Cash used by investing activities

For the year ended December 31, 2016, net cash used in investing activities was $122.3 million. Payments for vessel equipment and vessels acquired were $174.0 million for 2016. Proceeds from sale of vessels were $52.7 million. Payments for office equipment, and fixtures and fittings and leasehold improvements were $1.0 million.

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

Cash provided by financing activities

For the year ended December 31, 2016, the net cash provided by financing activities was $95.6 million. Drawdowns of long-term debt amounted to $110.0 million and repayments of debt amounted to $42.2 million. Total principal repayments of the capital lease arrangement were $27.1 million and total proceeds from capital lease were $9.3 million. We also incurred payments of $6.0 million relating to deferred finance charges for loan facilities. Quarterly cash dividends paid for 2016 were $9.3 million and $3.0 million was used to repurchase common stock. In June 2016, we completed a public offering of 7,500,000 of our common shares for net proceeds of $63.9 million.

For the year ended December 31, 2015, the net cash provided by financing activities was $175.4 million. Drawdowns of long-term debt amounted to $216.5 million and repayments of debt amounted to $24.8 million. Total principal repayments of the capital lease arrangement were $1.7 million. We also incurred payments of $1.6 million relating to deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels which were under construction. Quarterly cash dividends paid were $13 million for 2015.

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

Capital Expenditures

Drydock

Five of our vessels completed drydock surveys in 2016. The drydocking schedule for our vessels that were in operation as of December 31, 2016 is as follows:

	For the years ended December 31
	2017	2018	2019	2020
Number of vessels in drydock (excluding in-water surveys)	8	7	9	11

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

Dividends

On February 29, May 31 and August 31, 2016, we paid cash dividends on our common stock of $0.13, $0.16 and $0.11 per share, respectively. We did not pay a dividend for the quarter ended September 30, 2016 and December 31, 2016.

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

Share Repurchase Plan

In November 2014, we announced that our board of directors approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years. In August 2016, we announced that our board of directors approved an increase in the size of our share repurchase plan increasing the amount of shares of our common stock that we are authorized to buy from up to a total of $20 million to up to a total of $25 million. As at February 28, 2017, we have $20.7 million remaining to repurchase shares under the share repurchase plan.

We may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares, and at any time we may suspend, delay or discontinue the share repurchase plan.

During the year ended December 31, 2015, we repurchased none of our shares of common stock. During the quarter ended March 31, 2016, we repurchased 366,347 shares under our repurchase plan, at a weighted-average price of $8.20 per share (including fees and commission of $0.03 per share) for a total of approximately $3 million.

C. Research and Development, Patent and Licences, etc.

Not applicable

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which primarily depend on the demand and supply dynamics characterizing the tanker market at any given time. The oil tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. For other trends affecting our business, please see the other discussions above in this Item 4 (“Information on the Company — Business Overview — The International Product and Chemical Tanker Industry”) and Item 5 (“Operating and Financial Review and Prospects”).

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations on vessel finance and certain other obligations as at December 31, 2016. As of that date, we had no such obligations or commitments due after the year ending December 31, 2023.

	FY 2017	FY 2018 – 2020	FY 2021 – 2023	Total
Debt	$44,313,149	$126,669,864	$293,283,444	$464,266,457
Capital lease(1)	1,095,000	4,164,800	7,602,800	12,862,600
Interest expense(2)	17,292,888	50,785,647	21,968,558	90,047,093
Office space	339,445	812,460	541,640	1,693,545
	63,040,482	182,432,771	323,396,442	568,869,695

(1)	Capital lease relates to amounts payable under bareboat arrangements and includes interest expenses and lease amortization.
(2)	The interest expense on our loans is variable and based on LIBOR. The amounts in the above schedule were calculated using the average three month forward rate each year plus a margin of 2.59%, which is the weighted average margin on our senior loan facilities.

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

Shares-Based Compensation.  We grant share-based payment awards, such as restricted stock units, as incentive-based compensation to certain employees. We granted Stock Appreciation Rights (“SARs”) to certain employees and officers in August 2013, March 2014, June 2014, March 2015 and January 2016. We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted, which we calculate according to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 718, Compensation — Stock Compensation.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2016 and 2015, at which time we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2016, and, accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, drydock, upgrades, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

	Built	DWT	Carrying Value as at
			Dec 31, 2016	Dec 31, 2015
Ardmore Seavaliant	2013	49,998	$34,262,668	35,603,953
Ardmore Seaventure	2013	49,998	34,966,913	36,252,463
Ardmore Seavantage	2014	49,997	36,061,469	37,537,599
Ardmore Seavanguard	2014	49,998	36,182,350	37,672,893
Ardmore Sealion	2015	49,999	33,830,879	35,129,760
Ardmore Seafox	2015	49,999	33,866,043	35,169,232
Ardmore Seawolf	2015	49,999	34,312,408	35,597,458
Ardmore Seahawk	2015	49,999	34,735,082	36,044,048
Ardmore Endeavour	2013	49,997	32,816,175	34,181,654
Ardmore Enterprise	2013	49,453	27,779,368	—
Ardmore Endurance	2013	49,466	27,556,773	—
Ardmore Explorer	2014	49,494	29,072,282	—
Ardmore Encounter	2014	49,478	29,215,366	—
Ardmore Exporter	2014	49,466	29,163,447	—
Ardmore Engineer	2014	49,420	29,121,802	—
Ardmore Seafarer	2004	45,744	18,354,589	19,931,834
Ardmore Seatrader	2002	47,141	16,885,419	18,570,440
Ardmore Seamaster	2004	45,840	18,495,912	20,210,571
Ardmore Seamariner	2006	45,726	20,432,294	20,776,068
Ardmore Sealeader	2008	47,463	21,906,224	22,368,373
Ardmore Sealifter	2008	47,472	21,070,011	21,816,947
Ardmore Dauntless	2015	37,764	34,428,995	35,805,905
Ardmore Defender	2015	37,791	34,540,079	35,913,200
Ardmore Centurion	2005	29,006	—	19,345,625
Ardmore Cherokee	2015	25,215	29,481,020	30,678,967
Ardmore Cheyenne	2015	25,217	29,719,569	30,916,192
Ardmore Chinook	2015	25,217	30,010,758	31,203,225
Ardmore Chippewa	2015	25,217	30,425,813	31,632,901
Ardmore Calypso	2010	17,589	—	18,783,238
Ardmore Capella	2010	17,567	—	18,300,747
Total			$788,693,708	699,443,292

We estimate that the aggregate carrying value of these vessels exceeded their aggregate basic market value by approximately $71.3 million as at December 31, 2016, $12.2 million as of December 31, 2015 and $16.4 million as at December 31, 2014. We believe that 19 of our vessels’ carrying value exceeded the basic market value as of December 31, 2016, and that eight of our vessels’ carrying values exceeded the basic market value as of December 31, 2015 and that three of our vessels’ carrying value exceeded the basic market value as of December 31, 2014. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 10% reduction in forecasted vessel utilization and a 10% reduction in time charter rates and, in each scenario, the future undiscounted cash flows significantly exceeded the carrying value of each of our vessels.

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

G. Safe Harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of eight directors. Each director elected holds office for a three-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2017 annual meeting of shareholders, Class II directors serve for a term expiring at the 2018 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2019 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Cumberland House, 1 Victoria Street, 5th Floor, Hamilton HM11, Bermuda.

Name	Age	Class	Position
Mr. Mark Cameron	50	N/A	Executive Vice President and Chief Operating Officer
Mr. Brian Dunne	50	III	Director, Chairman of the Audit Committee, Member of the Nominating and Corporate Governance Committee
Mr. Albert Enste	57	I	Director, Member of the Compensation Committee
Mr. Anthony Gurnee	57	II	Chief Executive Officer, President and Director
Mr. Thomas H. Hodgson	56	N/A	Senior Vice President, Planning and Corporate Services
Mr. Reginald Jones	57	III	Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee, Chairman of the Compensation Committee
Mr. Niall McComiskey	36	II	Director, Member of the Nominating and Corporate Governance Committee, Member of the Audit Committee
Mr. Alan Robert McIlwraith	61	II	Director, Member of the Audit Committee

Name	Age	Class	Position
Mr. Curtis McWilliams	61	III	Director, Member of the Audit Committee
Mr. Gernot Ruppelt	35	N/A	Senior Vice President, Chartering and Business Development
Dr. Peter Swift	72	I	Director, Member of the Compensation Committee
Mr. Paul Tivnan	37	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

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

Thomas H. Hodgson joined Ardmore as Senior Vice President, Planning and Corporate Services in August 2016 with 10 years of experience in the commercial maritime industry following almost 23 years in the US Navy. Prior to joining Ardmore, Mr Hodgson served as Director, Maersk Broker America Inc and as Senior Financial Advisor, Corporate Finance at Maersk Broker from 2011 to 2016. Prior to Maersk Broker he was a member of the Projects team at tanker brokerage firm MJLF from 2006 through 2010. Mr. Hodgson’s career as a submarine officer in the US Navy included nearly 11 years at sea on four nuclear-powered submarines. Shore assignments included strategy development and evaluation at the US Naval War College;

and assignments at both the US Naval Academy and the US Merchant Marine Academy involving practical leadership and ethics instruction. He graduated with distinction from the US Naval Academy with a BS degree in Marine Engineering, holds a MS degree in National Security Affairs from the US Naval Postgraduate School and an MBA from the Rensselaer Polytechnic Institute.

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

Niall McComiskey has served as a director of Ardmore since March 2011. Mr. McComiskey is also a Managing Director at Greenbriar Equity Group LLC. Prior to joining Greenbriar, Mr. McComiskey was a Vice President at HSH Nordbank AG from 2004 to 2006, where he led many of the firm’s investment activities in the transportation sector. Previously, Mr. McComiskey worked in the Mergers and Acquisitions Group at Deutsche Bank AG. Mr. McComiskey holds a BA in economics from Yale University. He also serves as a director of Aergen Leasing and Ryan Herco Flow Solutions.

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

Curtis McWilliams was appointed as a director by the board of directors in January 2016. Mr. McWilliams is a real estate industry veteran with over 25 years of experience in finance and real estate. He currently serves as a member of the Ashford Hospitality Prime, Inc. Board of Directors. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. McWilliams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chairman of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. McWilliams has a Master’s degree in Business, with a concentration in Finance, from the University of Chicago Graduate School of Business, and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

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

Paul Tivnan has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Ardmore since June 2010. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. From 2002 to 2010, he was employed at Ernst & Young, most recently, as a Senior Executive in the Financial Services Tax Advisory department specialising in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS in Accounting each from Dublin City University. He is a graduate of the London Business School Executive Leadership program, a Fellow of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

B. Compensation of Directors and Senior Management

We paid $3.24 million in aggregate compensation to members of our senior executive officers in 2016. In 2016, each of our non-employee directors annually receives cash compensation in the aggregate amount of $65,000, plus an additional fee of $20,000 for each committee for which a director serves as Chairman, $10,000 for each member of the audit committee and $5,000 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chairman receives an additional $65,000 per year. We paid $630,000 in aggregate compensation to our directors in 2016. Our officers and directors are eligible to receive awards under our equity incentive plan, which is described below under “— Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

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

Stock Appreciation Rights

As of December 31, 2016, ASC had granted 1,349,154 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of Ardmore’s common stock, based on the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR.

The weighted average exercise price for the SARs outstanding as of December 31, 2016 was $13.16 (2015: $13.87).

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e., 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of our common stock for purposes of calculating the amount payable under the SARs not deemed to exceed five times (i.e., 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR.

As at December 31, 2016 there had been five issuances of SARs: August 2013 (1,078,125 units), March 2014 (22,118 units), June 2014 (5,595 units), March 2015 (37,797 units), and January 2016 (205,519 units). The first SARs awards vest and become exercisable ratably over five years from the date of grant of the SAR award (i.e., 20% of the shares covered by the SAR award vest on each of the first five anniversaries of the grant date), and the second, third, fourth and fifth SAR awards are scheduled to vest and become exercisable ratably over three years from the date of grant of the SAR award (i.e., 33% of the shares covered by the SAR award vest on each of the first three anniversaries of the grant date), subject to, and conditioned upon, the grantee’s continued service as an employee, officer or director of us or one of our subsidiaries or affiliates.

However, no portion of a SAR award will be exercisable prior to July 31, 2016 unless the fair market value of a share of our common stock is equal to more than two times the SAR’s per share exercise price and has remained above such amount for 30 consecutive days. The SAR awards may receive accelerated vesting in cases of termination of service due to death or disability or in connection with a change of control of the Company. The SAR awards have a term of seven years from the date of grant and in no event will the SAR be exercisable to any extent following the seventh anniversary of the grant date. The SAR awards are subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in the equity incentive plan document. Please see Note 19 “Share based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards.

C. Board Practices

Our board of directors currently consists of eight directors, five of whom, Brian Dunne, Peter Swift, Alan Robert McIlwraith, Albert Enste, and Curtis McWilliams have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our Audit Committee consists of Brian Dunne, as Chairman, Alan Robert McIlwraith, Niall McComiskey and Curtis McWilliams. Our board of directors has determined that Mr. Dunne qualifies as an “audit committee financial expert” as such term is defined under SEC rules. Mr. McComiskey, a non-independent member of our board of directors, is an observer and does not have voting rights on the Audit Committee. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Nominating and Corporate Governance Committee consists of Reginald Jones (a non-independent member of our board of directors) as Chairman, Niall McComiskey and Brian Dunne. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee consists of Reginald Jones, as Chairman, Peter Swift and Albert Enste. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D. Employees

As of December 31, 2016, approximately 1,027 seagoing staff serve on the vessels that we manage and approximately 45 staff serve on shore. This compares with approximately 772 seafarers and approximately 30 staff on shore as of December 31, 2015 and reflects the growth in our fleet. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with five of our executives: Mark Cameron, our Executive Vice President and Chief Operating Officer; Anthony Gurnee, our President and Chief Executive Officer; Thomas H. Hodgson, our Senior Vice President, Planning and Corporate Services; Gernot Ruppelt, our Senior Vice President of Chartering and Business Development; and Paul Tivnan, our Senior Vice President and Chief Financial Officer. Except for Thomas H. Hodgson whose employment agreement became effective as of August 29, 2016, these employment agreements became effective as of August 1, 2013 and terminate in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include one year non-solicitation and one year non-compete clauses following the cessation of the employee’s employment with us.

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

E. Share Ownership

The total amount of common stock owned by all of our officers and directors as a group is set forth below in Item 7. (“Major Shareholders and Related Party Transactions — A. Major Shareholders”).

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership, as of February 28, 2017 (except as otherwise noted), of our common stock by:

•	each person or entity known by us to beneficially own 5% or more of our common stock; and
•	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after February 28, 2017 through the exercise of any stock option or other right; however, any such share are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Identity of person or group	Shares Beneficially Owned
	Number		Percentage(1)
GA Holdings LLC(2)	5,787,942		17.24%
Donald Smith & Co., Inc.(3)	3,362,272		10.01%
FMR LLC(4)	2,898,377		8.63%
BlackRock Inc(5)	1,868,166		5.56%
All directors and executive officers as a group(6)		*		*

(1)	Based on 33,575,610 shares of common stock outstanding on February 28, 2017.
(2)	This information is based on the Schedule 13D filed with the SEC on June 21, 2017. Approximately 98.6% of the limited company interests in GA Holdings LLC are owned by private investment funds managed by affiliates of Greenbriar Equity Group, LLC. Such entities and their control persons, Joel S. Beckman, Reginald L. Jones III (an Ardmore director) and Gerald Greenwald, have shared voting and investment power with respect to shares of the company held by GA Holdings LLC.
(3)	This information is based on the Schedule 13G filed with the SEC on February 9, 2017.
(4)	This information is based on the Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2017. The power to dispose of or direct the disposition of these shares is shared with Abigail P. Johnson.
(5)	This information is based on the Schedule 13G filed with the SEC on January 30, 2017.
(6)	Excludes shares owned by GA Holdings LLC and which may be deemed beneficially owned by our director Reginald Jones as described in footnote (2) above.
*	Less than 1% of outstanding shares of our common stock.

As of February 28, 2017, we had two shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 27,787,668 shares of our common stock, representing approximately 82.76% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Two members of our board of directors, Reginald Jones and Niall McComiskey, are affiliated with our largest shareholder, GA Holdings LLC. Anthony Gurnee, our chief executive officer and a member of our board of directors, is the beneficial owner of 1.88% of the outstanding equity interests of GA Holdings LLC. Any transaction involving the payment of compensation to a director or officer in connection with their duties to Ardmore are not related party transactions. Please see Item 6.A “Directors, Senior Management and Employees-Directors and Senior Management”.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands in May 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, in April 2010. In August 2013, we completed our IPO of shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. In June 2016, we completed a public offering of 7,500,000 common shares, of which GA Holdings LLC purchased 1,277,250 shares. As of December 31, 2016, GA Holdings LLC held 5,787,942 shares of our common stock, or approximately 17.24% of our outstanding common stock.

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

Dividend Policy

Under our dividend policy established in September 2015, we expect to pay our shareholders quarterly dividends of 60% of our Earnings from Continuing Operations, which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, our ability to pay dividends will be subject to the amount of cash reserves established by our board of directors for the conduct of our business, restrictions in our credit facilities and the provisions of the laws of the Marshall Islands, as well as the other limitations set forth in the section of this Annual Report entitled “Risk Factors”.

B. Significant Changes

Not Applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Shares of our common stock trade on the New York Stock Exchange under the symbol “ASC”. The high and low prices of our common shares on the New York Stock Exchange are presented for the periods listed below.

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2013(1)	$15.84	$11.32
December 31, 2014	15.41	8.25
December 31, 2015	15.07	9.55
December 31, 2016	12.69	5.00

FOR THE QUARTER ENDED	HIGH	LOW
March 31, 2015	12.42	9.55
June 30, 2015	13.30	10.03
September 30, 2015	15.07	9.65
December 31, 2015	15.03	11.13
March 31, 2016	12.69	7.11
June 30, 2016	9.96	6.46
September 30, 2016	8.37	6.52
December 31, 2016	7.58	5.00
March 31, 2017(2)	8.00	6.60

FOR THE MONTHS ENDED	HIGH	LOW
September 30, 2016	$7.52	$6.85
October 31, 2016	7.32	5.85
November 30, 2016	7.30	5.00
December 31, 2016	7.58	6.60
January 31, 2017	8.00	7.11
February, 28 2017	7.75	6.60
March 31, 2017(2)	7.30	6.75

(1)	Commencing with the date of our IPO on August 1, 2013
(2)	For the period through March 10, 2017

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

The rights, preferences and restrictions attaching to our shares of common stock are described in the section entitled “Description of Capital Stock” of our Registration Statement on Form F-3 (File No. 333-213343), filed with the SEC on August 26, 2016, and hereby incorporated by reference into this Annual Report.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to (a) us and (b) U.S. Holders and Non-U.S. Holders, each as defined below, of the common shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury (“Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described herein. References in the following discussion to the “Company”, “we”, “our” and “us” are to Ardmore Shipping Corporation and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income”.

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
(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders”, which as defined includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”; or
(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”.

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

We believe that we satisfy the Publicly-Traded Test for our 2016 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2016 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly-Traded Test for the 2016 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2016 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regards to our or our subsidiaries’ qualification for the Section 883 exemption.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the “4% gross basis tax regime”, to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being U.S. source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income”, then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long term capital loss to the extent of such dividend.

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

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder”, the Electing Holder must report for United States federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income”. Net capital gain inclusions of certain non-corporate United States Holders would be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the Electing Holder’s tax basis in the common shares. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing one copy of IRS Form 8621 with its United States federal income tax return for the first year in which it held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock”, a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount recognized. In a year when we are a PFIC, any gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Please see Note 12 “Risk management” to our consolidated financial statements included in this Annual Report for a description of risk management that may apply to us.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Management’s evaluation as of December 31, 2016 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2016.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for “emerging growth companies”.

D. Changes in Internal Control Over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16 Reserved

Item 16.A Audit Committee Financial Expert

Our audit committee consists of Mr. Brian Dunne, Mr. Alan Robert McIlwraith, Mr. Curtis McWilliams, and Mr. Niall McComiskey, who is an observer. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC, and our board of directors has determined that Mr. Brian Dunne qualifies as an “audit committee financial expert”, as such term is defined by the SEC.

Item 16.B Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, chief executive officer, chief financial officer, principal accounting officer and other key management personnel. The code is available for review on our website at www.ardmoreshipping.com.

Item 16.C Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2016 and 2015 were Ernst & Young. The audit fees for the audit of the years ended December 31, 2016 and 2015 were $0.4 million for each such period.

Audit-Related Fees

The audit-related fees billed by our principal accountants in 2016 and 2015 were $60,000 and $45,000.

Tax Fees

There were no tax fees billed by our principal accountants in 2016 or 2015.

All Other Fees

There were no other fees billed by our principal accountants in 2016 or 2015.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2016 and 2015.

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

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 4, 2014, we announced that our board of directors approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company’s common stock for up to three years from November 12, 2014. In August 2016, we announced that our board of directors approved an increase in the size of the Company’s share repurchase plan, increasing the amount of shares of the Company’s common stock that the Company is authorized to buy from up to a total of $20 million to up to a total of $25 million.

We may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares, and at any time we may suspend, delay or discontinue the share repurchase plan.

During the year ended December 31, 2015, we repurchased no shares of our common stock. During the year ended December 31, 2016, we repurchased 366,347 shares under our repurchase plan, at a weighted-average price of $8.20 per share (including fees and commission of $0.03 per share) for a total of $3,004,921.

Common Shares

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
February 2016	246,647	$8.06	246,647	$21,742,000
March 2016	119,700	$8.50	119,700	$20,728,000

(1)	The total number of shares purchased is based on the settlement date.
(2)	Price includes fees and commission of $0.03 per share.

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

Item 16.H Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See index to Financial Statements on page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2	Term Loan Facility, dated January 13, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V. (incorporated herein by reference to Exhibit 4.2 to the Company's Report on Form 20-F filed with the SEC on April 6, 2016).
4.3	Term Loan Facility, date January 13, 2016, by and among Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (PUBL) and Nordea Bank Finland Plc (incorporated herein by reference to Exhibit 4.3 to the Company's Report on Form 20-F filed with the SEC on April 6, 2016).
4.4	Amendment No. 1 to Term Loan Facility, dated August 4, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V., and the other financial institutions party thereto.
4.5	Term Loan Facility, dated July 29, 2016, Saltee Shipco LLC, Blasket Shipco LLC, Ballycotton Shipco LLC, Killary Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V., and the other financial institutions party thereto.
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2015 and 2016;

Exhibit Number	Description
(ii) Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016;
(iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2015 and 2016;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and
(v) Notes to Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARDMORE SHIPPING CORPORATION

By:	/s/ Anthony Gurnee Anthony Gurnee Chief Executive Officer (Principal Executive Officer)

Date: March 13, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Ardmore Shipping Corporation

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ardmore Shipping Corporation at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Dublin, Ireland

March 13, 2017

Ardmore Shipping Corporation

Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

		As at
	Notes	Dec 31, 2016	Dec 31, 2015
ASSETS
Current assets
Vessels held for sale	10	—	37,083,985
Cash and cash equivalents	5	55,952,873	40,109,382
Receivables, trade	6	23,148,782	26,189,316
Working capital advances	7	3,300,000	3,475,000
Prepayments		803,003	1,042,359
Advances and deposits		3,136,362	3,511,872
Other receivables		82,636	23,953
Inventories		7,339,252	3,969,483
Total current assets		93,762,908	115,405,350
Non-current assets
Vessels and equipment, net of accumulated depreciation of $76.2 million (2015: $59.7 million)	8	785,461,415	658,928,933
Deferred dry dock expenditure, net of accumulated amortization of $7.8 million (2015: $6.0 million)	8	3,232,293	3,730,374
Leasehold improvements, net of accumulated depreciation of $42k)	8	488,561	—
Other non-current assets, net of accumulated depreciation of $0.4 million (2015: $0.2 million)	8	697,546	432,951
Total non-current assets		789,879,815	662,792,258
TOTAL ASSETS		883,642,723	778,197,608
LIABILITIES AND EQUITY
Current liabilities
Payables, trade		14,448,043	12,482,540
Charter revenue received in advance		507,780	1,192,317
Other payables		5,354	144,932
Accrued interest on loans		2,067,991	1,752,226
Current portion of long-term debt	9	41,827,480	27,014,500
Current portion of capital lease obligations	10	159,028	26,771,911
Total current liabilities		59,015,676	69,358,426
Non-current liabilities
Non-current portion of long-term debt	9	411,385,626	361,227,904
Non-current portion of capital lease obligations	10	8,971,622	—
Total non-current liabilities		420,357,248	361,227,904
Equity
Share capital ($0.01 par value, 250,000,000 shares authorized, 33,575,611 issued and 33,089,864 outstanding at December 31, 2016 and 26,329,711 issued and 26,210,311 outstanding at December 31, 2015		340,613	263,297
Additional paid in capital		405,279,257	338,226,370
Treasury stock (485,747 shares at December 31, 2016 and 119,400 shares at December 31, 2015)		(4,272,477)	(1,278,546)
Accumulated surplus/(deficit)		2,922,406	10,400,157
Total equity		404,269,799	347,611,278
TOTAL LIABILITIES AND EQUITY		883,642,723	778,197,608

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

		For the years ended
	Notes	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
REVENUE
Revenue		164,403,938	157,882,259	67,326,634
OPERATING EXPENSES
Commissions and voyage related costs		37,121,398	30,137,173	7,004,045
Vessel operating expenses		56,399,979	46,416,510	29,447,876
Depreciation		30,091,237	24,157,022	14,854,885
Amortization of deferred dry dock expenditure		2,715,109	2,120,974	2,031,100
General and administrative expenses	13	14,077,212	10,748,622	8,178,666
Total operating expenses		140,404,935	113,580,301	61,516,572
Profit from operations		23,999,003	44,301,958	5,810,062
Interest expense and finance costs	14	(17,754,118)	(12,282,704)	(4,119,283)
Interest income	15	164,629	15,571	16,444
Loss on disposal of vessels	11	(2,601,148)	—	—
Profit/(loss) before taxes		3,808,366	32,034,825	1,707,223
Income tax	16	(60,434)	(79,860)	(46,749)
Net profit		3,747,932	31,954,965	1,660,474
Net earnings/(loss) per share, basic and diluted	17	0.12	1.23	0.07
Weighted average number of common shares outstanding, basic and diluted		30,141,891	26,059,122	24,547,661

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Changes in Equity
(Expressed in U.S. dollars, unless otherwise stated)

	Number of Share outstanding	Share Capital	Additional paid-in capital	Treasury stock	Accumulated (deficit)/surplus	TOTAL
Balance as at January 1, 2014	18,050,000	180,500	244,702,577	—	(12,524,966)	232,358,111
Net proceeds from equity offering	8,050,000	80,500	102,631,433	—	—	102,711,933
Share based compensation	—	—	1,383,121	—	—	1,383,121
Repurchase of common stock	(119,400)	—	—	(1,278,546)		(1,278,546)
Dividend payments			(9,635,000)			(9,635,000)
Profit for year	—	—	—	—	1,660,474	1,660,474
Balance as at December 31, 2014	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093
Share based compensation	—	—	1,436,505	—	—	1,436,505
Dividend payments	229,711	2,297	(2,292,266)	—	(10,690,316)	(12,980,285)
Profit for year	—	—	—	—	31,954,965	31,954,965
Balance as at December 31, 2015	26,210,311	263,297	338,226,370	(1,278,546)	10,400,157	347,611,278
Net proceeds from equity offering	7,500,000	75,000	63,852,414	—	—	63,927,414
Share based compensation	—	—	1,304,325	—	—	1,304,325
Repurchase of common stock	(366,347)	—	—	(2,993,931)	—	(2,993,931)
Dividend payments	231,646	2,316	1,896,148	—	(11,225,683)	(9,327,219)
Profit for year	—	—	—	—	3,747,932	3,747,932
Balance as at December 31, 2016	33,575,610	340,613	405,279,257	(4,272,477)	2,922,406	404,269,799

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Consolidated Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Notes	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
OPERATING ACTIVITIES
Net profit		3,747,932	31,954,965	1,660,474
Non-cash items:
Depreciation		30,091,237	24,157,022	14,854,885
Amortization of deferred dry dock expenditure		2,715,109	2,120,974	2,031,100
Share based compensation		1,304,325	1,436,505	1,383,121
Loss on disposal of vessels		2,601,148	—	—
Amortization of deferred finance charges	14	3,415,452	1,711,481	917,675
Changes in operating assets and liabilities:
Receivables, trade		3,040,535	(21,203,416)	(4,242,494)
Working capital advances		175,000	(2,975,000)	34,571
Prepayments		239,356	(358,597)	(212,199)
Advances and deposits		375,510	(458,880)	(1,158,675)
Other receivables		(58,683)	612,511	(314,654)
Inventories		(3,369,769)	(1,483,143)	(1,354,874)
Payables, trade		1,965,503	5,443,919	3,039,310
Charter revenue received in advance		(684,537)	(350,546)	(263,737)
Other payables		(139,578)	(503,173)	642,669
Accrued interest on loans		315,765	869,632	325,434
Deferred drydock expenditure		(3,099,805)	(3,314,568)	(4,921,479)
Net cash provided by operating activities		42,634,500	37,659,686	12,421,127
INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment		(174,012,168)	(232,497,213)	(152,222,866)
Payments for vessels under construction		—	—	(57,463,397)
Net proceeds from sale of vessels		52,656,414	—	—
Payments for leasehold improvements		(530,717)	—	—
Payments for other non-current assets		(424,760)	(352,251)	(55,266)
Net cash used in investing activities		(122,311,231)	(232,849,734)	(209,741,529)
FINANCING ACTIVITIES
Proceeds from long-term debt		110,010,000	216,490,000	128,625,000
Repayments of long term debt		(42,208,171)	(24,753,641)	(12,756,732)
Proceeds from capital leases		9,245,749	—	—
Repayments of capital leases		(27,097,348)	(1,702,981)	(1,578,686)
Payments for deferred finance charges		(6,036,243)	(1,633,259)	(5,748,816)
Net proceeds from equity offering		63,927,416	—	102,711,933
Repurchase of common stock		(2,993,931)	—	(1,278,546)
Payment of dividend		(9,327,251)	(12,980,285)	(9,635,000)
Net cash provided by financing activities		95,520,221	175,419,834	200,339,153
Net (decrease)/increase in cash and cash equivalents		15,843,491	(19,770,214)	3,018,751
Cash and cash equivalents at the beginning of the year		40,109,382	59,879,596	56,860,845
Cash and cash equivalents at the end of the year		55,952,873	40,109,382	59,879,596
Cash paid during the year for:
Interest payments, net of capitalized interest		13,382,484	11,305,199	6,813,016
Taxation		122,624	40,050	5,736

The accompanying notes are an integral part of these financial statements

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview

1.1. Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”) and subsidiaries (collectively “Ardmore” or “the Company”) provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at December 31, 2016 Ardmore had 27 vessels in operation. The average age of Ardmore’s operating fleet at December 31, 2016 was 4.3 years.

1.2. Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the “IPO”) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (“ASLLC”) for 8,049,500 shares of ASC, and ASLLC became a wholly owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of ASC common stock in an underwritten public offering.

In June 2016, Ardmore completed a public offering of 7,500,000 shares of its common stock, of which GA Holdings LLC purchased 1,277,250 shares. As of December 31, 2016, GA Holdings LLC held 5,787,942 common shares, or 17.24% of the outstanding common stock of ASC, with the remaining 82.76% held by public investors.

As at December 31, 2016, ASC has 46 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3. Vessels

2016 Deliveries

In June 2016, the Company agreed to acquire six vessels. All six vessels are 49,500 Dwt Eco-Design IMO 2/3 vessels constructed by STX Offshore and Shipbuilding Co. Ltd. in Korea. The vessels delivered to Ardmore on the following dates:

Ardmore Endurance	August 31, 2016
Ardmore Explorer	September 7, 2016
Ardmore Engineer	September 12, 2016
Ardmore Encounter	September 29, 2016
Ardmore Exporter	September 30, 2016
Ardmore Enterprise	November 2, 2016

All vessels commenced employment in the spot market following delivery to Ardmore.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview  – (continued)

Ardmore’s fleet as of December 31, 2016, comprises the following:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Sevaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

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

2.4. Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The FASB has recently issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). We currently anticipate adopting the standard using the full retrospective method to restate each prior reporting period presented. The new standard will be effective for us beginning January 1, 2018.

We are undertaking a comprehensive approach to assess the impact of the guidance on our business by reviewing our current accounting policies and practices to identify any potential differences that may result from applying the new requirements to our consolidated financial statements. We do not anticipate that this standard will have a material impact on our consolidated financial statements.

We are liaising with other shipping companies on business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. We continue to make significant progress on our review of the standard and at present are considering identification of certain performance obligations and the timing of related revenue recognition on our charter arrangements. Our initial assessment may change as we continue to refine these assumptions.

In August 2014, the FASB issued new guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern for one year after the date that the financial statements are issued or available to be issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. Ardmore adopted this guidance as of January 1, 2017 and the Company does not currently expect the adoption to have an impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 Leases, a standard which will replace previous topics on lease accounting. The revised guidance will require lessees to recognize on their balance sheet a right of

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

use asset and corresponding liability in respect of all material lease contracts. Ardmore currently recognizes on its balance sheet those leases classified as capital leases. Those leases that are currently accounted for as operating leases will have to be reviewed and potentially included on Ardmore’s balance sheet in accordance with the new guidance. This guidance is effective for the Company on January 1, 2019, and a modified retrospective approach is required for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Management is in the process of assessing the full effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. The update will also allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Company on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance, but all of the guidance must be adopted in the same period. Management is in the process of assessing the effect of this new standard.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

2.5. Cash and cash equivalents

Ardmore classifies investments with an original maturity date of three months or less as cash and cash equivalents.

2.6. Receivables, trade

Receivables, trade include amounts due from charterers for hire and other recoverable expenses due to Ardmore. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

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

2.16. Vessels held for sale

Assets are classified as held for sale when management, having the authority to approve the action, commits to a plan to sell the asset, the sale is probable within one year, and the asset is available for immediate sale in its present condition. Consideration is given to whether an active program to locate a buyer has been initiated, whether the asset is marketed actively for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When assets are classified as held for sale, they are tested for impairment. An impairment charge is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

2.17. Leasehold Improvements

Leasehold improvements relate to fit-out costs for work completed on Ardmore’s offices at One Albert Quay, Cork, Ireland. These are recorded at their cost less accumulated depreciation and are depreciated over the life of the lease of ten years.

2.18. Other non-current assets

Other assets relate to office equipment, fixtures and fittings. These are recorded at their cost less accumulated depreciation and are depreciated based on an estimated useful life of five years.

2.19. Deferred finance charges

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

2.20. Payables, trade

Payables, trade include all accounts payable and accrued liabilities in relation to the operating and running of the vessels, along with amounts due for general and administrative expenses.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

2.21. Other payables

Other payables primarily consist of commitment fee accruals for debt which is arranged and agreed but not drawn down, along with amounts due for other minor ad hoc payables.

2.22. Capital leases

Capital leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the lease.

2.23. Contingencies

Claims, suits and contingencies arise in the ordinary course of Ardmore’s business. Ardmore provides for these contingencies when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for contingencies that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred at the balance sheet date. Any such matters that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements, are discussed in Note 21 to the consolidated financial statements.

2.24. Distributions to shareholders

Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the additional paid in capital account. Ardmore operates a policy of paying out distributions equal to 60% of Earnings from Continuing Operations.

2.25. Equity issuance costs

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

2.26. Share based compensation

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

2.27. Treasury stock

When shares are acquired for a reason other than formal or constructive retirement, the shares are presented separately as a deduction from equity. If the shares are retired or subsequently sold, any gain would be allocated as a reduction in additional paid in capital and any loss as a reduction in retained earnings.

2.28. Dividend Reinvestment Plan

In April 2015, Ardmore established a Dividend Reinvestment Plan (“DRIP”) to enable shareholders to reinvest their quarterly dividend in common shares of the company. The Form F-3D registration statement detailing these shares is available from the SEC website. The DRIP allows for the purchase of additional common shares by either full dividend reinvestment or partial dividend reinvestment.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

When a shareholder signs up to the plan there are two options available to Ardmore when sourcing the shares for settlement under the DRIP.

1.	Open Market (“OM”): Ardmore issues shares already available in the open market or in privately negotiated transactions.
2.	Original Issue (“OI”): Ardmore registers and issues additional new shares.

The purchase price for shareholders of common shares under the DRIP depends on which option Ardmore chooses. For OM shares the price is the weighted average of the actual price paid for all shares purchased by the Transfer Agent on behalf of the participants of the DRIP. For OI shares the price is the daily high and the daily low average share price for the five business days immediately preceding the dividend payment date. In instances where Ardmore chooses OM settlement, the accounting treatment is the same as when a regular dividend is paid and not reinvested by shareholders, since Ardmore makes a cash payment equal to the amount of the dividend.

In instances where Ardmore chooses OI settlement, we record an increase in Share Capital for the par value of the shares, and record any excess of market value over par within Additional Paid in Capital. The dividend is distributed first from Retained Earnings, but Additional Paid in Capital if Ardmore has no Retained Earnings i.e. is in a Retained Deficit position.

In instances where Ardmore utilizes existing treasury shares (which can only occur under an OI transaction), we reduce Treasury Shares and increase Share Capital for the par value of the shares to be issued. Any excess of market value over cost is recorded in Additional Paid in Capital. If a gain arises on utilizing Treasury Stock for the dividend reinvestment, we recognize the gain within Additional Paid in Capital. If a loss arises, we record the loss within Retained Earnings.

2.29. Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

2.30. Revenues and expenses

2.30.1. Time charter revenues

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

2.30.2. Pool revenues

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

2.30.3. Voyage revenues

Revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis (i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage), provided an agreed non-cancelable charter between Ardmore and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Demurrage revenue, which is included in voyage revenues, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is recognized ratably on a discharge-to-discharge basis (i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage), the amount is fixed or determinable and collection is reasonably assured.

2.30.4. Expenses

All voyage expenses are expensed as incurred. Under time charters or pool employment, expenses such as bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees are paid by the charterers. Under voyage charters, these expenses are borne by Ardmore and expensed as incurred.

All commissions and administration fees are expensed as incurred which is over the term of the employment of the vessel.

Vessel operating expenses are costs that are directly attributable to the operation of the vessels such as costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. Vessel operating expenses are expensed as incurred.

2.30.5. Charter hire costs

Charter hire costs relate to amounts paid for chartering in vessels. Charter hire costs are expensed to the statement of operations as incurred.

2.31. Income taxes

Republic of Marshall Islands

Ardmore Shipping Corporation, Ardmore Shipping LLC, Ardmore Maritime Services LLC, and all vessel owning subsidiaries are incorporated in the Republic of the Marshall Islands. Ardmore Shipping Corporation believes that neither it, nor its subsidiaries, are subject to taxation under the laws of the Republic of the Marshall Islands and that distributions by its subsidiaries to Ardmore Shipping Corporation will not be subject to any taxes under the laws of the Republic of the Marshall Islands.

Bermuda

Ardmore Shipping (Bermuda) Limited is incorporated in Bermuda. Ardmore Shipping Corporation, Ardmore Shipping LLC and Ardmore Shipping (Bermuda) Limited are tax residents of Bermuda. Ardmore Shipping Corporation believes that neither it, nor its subsidiaries, are subject to taxation under the laws of Bermuda and that distributions by its subsidiaries to Ardmore Shipping Corporation will not be subject to any taxes under the laws of Bermuda

Ireland

Ardmore Shipholding Limited and Ardmore Shipping Services (Ireland) Limited are incorporated in Ireland. Ardmore Shipholding Limited no longer actively operates as a company and, as such, is not anticipated to generate trading income subject to corporation tax in Ireland.

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

United States of America

Ardmore Shipping (Americas) LLC (“ASUS”) is incorporated in Delaware and treated as a corporation for U.S. tax purposes. ASUS is subject to U.S. tax on its worldwide net income.

Singapore

Ardmore Shipping (Asia) Pte. Limited is incorporated in Singapore. The company qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the company to tax exemption on profits derived from ship operations for any ships which are owned or chartered in by Ardmore Shipping (Asia) Pte. Limited.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheet reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized Ardmore provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statement of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax in the year ended December 31, 2016 amounted to $0 (2015:$0).

Uncertainties related to income taxes

The FASB issued guidance clarifying the accounting for uncertainty in income taxes recognized in the financial statements. The guidance requires companies to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized in year ended December 31, 2016 amounted to $0 (2015: $0).

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

3. Business and segmental reporting  – (continued)

The following table presents consolidated revenues for customers that accounted for more than 10% of Ardmore’s consolidated revenues during the periods presented:

	For the year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Navig8 Group	19,158,623	17,940,808	<10%
Cargill International SA, Geneva	<10%	<10%	8,868,074
Womar Logistic Pte., Ltd (pool arrangement)	<10%	<10%	7,072,663
Vitol Group	43,960,560	20,232,481	10,370,479
Koch Shipping Inc.	<10%	<10%	13,367,970
Trafigura Pte Ltd	17,498,550	<10%	<10%

4. Contractual charter revenue

The minimum future revenues to be received from time charters in place and signed as of December 31, 2016, which are accounted for as operating leases is as follows:

As at Dec 31, 2016
2017	1,270,550

Ardmore’s 27 vessels were employed as follows as at December 31, 2016:

Vessel	Employment	Minimum Expiry
Ardmore Seavanguard	Time Charter	Jan-17
Ardmore Cheyenne	Time Charter	Mar-17
Ardmore Seavaliant	Spot	n/a
Ardmore Seaventure	Spot	n/a
Ardmore Seavantage	Spot	n/a
Ardmore Endeavour	Spot	n/a
Ardmore Enterprise	Spot	n/a
Ardmore Endurance	Spot	n/a
Ardmore Encounter	Spot	n/a
Ardmore Explorer	Spot	n/a
Ardmore Exporter	Spot	n/a
Ardmore Engineer	Spot	n/a
Ardmore Seafarer	Spot	n/a
Ardmore Seatrader	Spot	n/a
Ardmore Seamaster	Spot	n/a
Ardmore Seamariner	Spot	n/a
Ardmore Sealeader	Spot	n/a
Ardmore Sealifter	Spot	n/a
Ardmore Chippewa	Spot	n/a
Ardmore Sealion	Pool	n/a
Ardmore Seafox	Pool	n/a
Ardmore Seawolf	Pool	n/a
Ardmore Seahawk	Pool	n/a
Ardmore Dauntless	Pool	n/a
Ardmore Defender	Pool	n/a
Ardmore Cherokee	Pool	n/a
Ardmore Chinook	Pool	n/a

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

5. Cash and cash equivalents

	As at
	Dec 31, 2016	Dec 31, 2015
Cash and cash equivalents	55,952,873	40,109,382

Ardmore is required to maintain a minimum cash balance in accordance with its long-term debt facility agreements (see Note 9).

6. Receivables, trade

There was a provision for doubtful accounts of $58,430 as at December 31, 2016 (2015: $58,430). The maximum amount of loss due to the credit risk is the full amount of trade receivables. All trade receivables are current. The carrying value of receivables approximates their fair value.

7. Working capital advances

At the balance sheet date, all potentially uncollectible working capital advances are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There was no provision for doubtful advances at December 31, 2016 (2015: $0).

8. Non-current assets

The scrap value of the vessels is estimated at $300 (2015: $300) per lightweight ton. Interest capitalized in relation to vessels under construction during the year ended December 31, 2016 was nil (2015: $2,423,717). Vessels, which are owned and operated by Ardmore, have been provided as collateral under certain loan agreements entered into by Ardmore (see Note 9). Leasehold improvements consist of fit-out costs in relation to work completed on Ardmore’s offices at One Albert Quay, Cork, Ireland. Other non-current assets consist of office equipment, fixtures and fittings. No impairment has been recognized as at the balance sheet date.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Debt

As at December 31, 2016 Ardmore had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction. ASC’s applicable ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities, which totaled 26 vessels as at December 31, 2016. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. These guarantees can be called upon following a payment default. The outstanding principal balance on each loan facility at the balance sheet date is as follows:

	As at
	Dec 31, 2016	Dec 31, 2015
Facility I (“First ABN AMRO Facility”)	—	5,000,000
Facility II (“Second ABN AMRO Facility”)	—	50,270,000
Facility III (“DVB Facility”)	—	80,462,000
Facility IV (“Joint Bank Facility”)	—	212,282,628
Facility V (“NIBC Bank Facility”)	10,305,000	11,725,000
Facility VI (“CACIB Bank Facility”)	36,900,000	36,725,000
Facility VII (“ABN/DVB/NIBC Joint Bank Facility”)	204,090,550	—
Facility VIII (“Nordea/SEB Joint Bank Facility”)	142,688,402	—
Facility IX (“Third ABN AMRO Facility”)	70,282,505	—
Total debt	464,266,457	396,464,628
Deferred Finance Fees	(11,053,351)	(8,222,224)
Net Total Debt	453,213,106	388,242,404
Current portion of long-term debt	44,313,149	29,137,825
Current portion of deferred finance fees	(2,485,669)	(2,123,325)
Total current portion of long-term debt	41,827,480	27,014,500
Non-current portion of long-term debt	411,385,626	361,227,904

Future minimum scheduled repayments under Ardmore’s loan facilities for each year are as follows:

As at Dec 31, 2016
2017	44,313,149
2018	42,556,624
2019	42,056,620
2020	42,056,620
2021	44,359,890
2022	194,934,920
2023	53,988,634
464,266,457

First ABN AMRO Bank Facility

On March 16, 2011, three of ASC’s subsidiaries entered into a $40.5 million long-term loan facility agreement with ABN Amro Bank (“ABN”) for vessel acquisitions. A total of $32 million was drawn down on this facility and the remaining $8.5 million is no longer available for borrowing. The loan bears interest at LIBOR plus 3.25%. On March 28, 2013, two of the subsidiaries party to this loan entered into a capital lease arrangement (see Note 10). As part of this arrangement the senior debt outstanding on the two vessels of $17.9 million was repaid in full on April 2, 2013. On December 22, 2016, the remaining subsidiary party to this loan entered into a capital lease arrangement (see Note 10). As part of this arrangement the senior debt outstanding on the vessel of $3.0 million was repaid in full on December 20, 2016. As such the loan facility has been repaid in full.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Debt  – (continued)

Second ABN AMRO Bank Facility

On August 24, 2011, two of ASC’s subsidiaries entered into a long-term $48.9 million loan facility agreement with ABN to finance two vessels under construction. This loan was drawn down fully. Interest on the loan was calculated at LIBOR plus 3.20%. On April 29, 2015, the two applicable subsidiaries entered into a $10.0 million term loan facility for an additional tranche for the two vessels in operation. The full amount of the additional tranche was drawn down in May 2015 and bore interest commencing at LIBOR plus 4.50%. This loan facility was repaid in full in January 2016.

DVB Facility

On September 28, 2012, five of ASC’s subsidiaries entered into a $81.85 million long-term loan facility agreement with DVB Bank (“DVB”) both to refinance existing financed vessels and to finance two vessels under construction. The first tranche was drawn down in October 2012 and bore interest at LIBOR plus 3.75%. The second and third tranches were drawn down in January 2014 and February 2014, and bore interest at LIBOR plus 2.45%. On April 29, 2015, the five subsidiaries entered into a $15.0 million term loan facility for an additional tranche for the five vessels in operation. The full amount of the loan was drawn down in May, 2015 and bore interest at LIBOR plus 4.50%. This loan facility was repaid in full in January 2016.

Joint Bank Facility

On March 19, 2014, eight of ASC’s subsidiaries entered into a $172.0 million long-term loan facility with ABN, Nordea Bank Finland Plc (“Nordea”) and Skandinaviska Enskilda Banken AB (“SEB”) to finance eight vessels under construction. On July 24, 2014, the Company increased the aggregate principal amount available under this facility by up to $53.3 million to $225.3 million, in order to finance three secondhand vessels, which the Company acquired in 2014. The first and second tranches of the increased facility were drawn down in August 2014. The third tranche was drawn down in June 2014. Interest was calculated on each of these tranches at LIBOR plus 2.95%. There were eight further tranches drawn down under the loan facility between February and November 2015. Interest was calculated on each of those tranches at LIBOR plus 3.15%. This loan facility was repaid in full in January 2016.

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan facility matures in September 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three-month period ended September 30, 2016. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The full facility matures in 2022.

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 11 of ASC’s subsidiaries entered into a $213 million long-term loan facility (including an incremental commitment of $20 million to fund future acquisitions) with ABN and DVB to refinance existing facilities. The loan, other than the $20 million commitment, was fully drawn down on January 22,

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Debt  – (continued)

2016. Interest is calculated at a rate of LIBOR plus 2.55%. The loan matures in 2022. On August 4, 2016, an incremental term loan of $36.6 million was made under the facility in order to fund two vessel acquisitions, and NIBC Bank joined as an additional lender under the facility. The incremental term loan consists of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. The additional tranches mature in 2023. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea and SEB to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022.

Third ABN AMRO Facility

On July 29, 2016, four of ASC’s subsidiaries entered into a $71.3 million long-term loan facility with ABN for vessel acquisitions. Three of the four tranches were drawn down during the third quarter of 2016. The fourth tranche was drawn down in the fourth quarter of 2016. Interest is calculated at a rate of LIBOR plus 2.75%. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2023.

Long-term debt financial covenants

Ardmore’s long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain corporate leverage of less than 75%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of December 31, 2016, was $23.7 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million;
•	maintain positive working capital, excluding balloon maturities; and
•	maintain at all times a ratio of EBITDA plus a portion of cash in excess of Ardmore’s minimum liquidity to total interest expense of at least 2.25:1.

Ardmore is in full compliance with all of its loan covenants as of December 31, 2016 and 2015.

10. Capital leases

On March 28, 2013, two of ASC’s subsidiaries entered into an agreement, which took effect on April 2, 2013, for the sale and leaseback (under a capital lease arrangement) of the Ardmore Calypso and Ardmore Capella. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $17.9 million was repaid in full on April 2, 2013. The capital leases were scheduled to expire in 2018 and included a mandatory purchase obligation for the lessee to repurchase the vessels, as well as a purchase option exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

In October 2015, Ardmore agreed to terms for the sale of the Ardmore Calypso and Ardmore Capella. Effective November 2015, Ardmore reclassified these vessels as held for sale and ceased to depreciate the

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

10. Capital leases  – (continued)

vessels. Ardmore exercised the purchase option for the two vessels during the second quarter of 2016 and repaid all amounts outstanding under the capital lease (see Note 11).

On December 22, 2016 one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a capital lease arrangement) of the Ardmore Seatrader. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessel of $3.0 million was repaid in full on December 20, 2016. The capital lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for the lessee to repurchase the vessel, as well as a purchase option, which Ardmore could elect to exercise at an earlier date. This capital lease arrangement includes all of the financial covenants of the long-term debt facilities referred to in Note 9.

	As at
	Dec 31, 2016	Dec 31, 2015
Current portion of capital lease obligations	181,047	27,097,348
Current portion of deferred finance fees	(22,019)	(325,437)
Non-current portion of capital lease obligations	9,064,702	—
Non-current portion of deferred finance fees	(93,080)	—
Total capital lease obligations	9,130,650	26,771,911

The future minimum lease payments required under the capital leases at December 31, 2016 are as follows:

As at Dec 31, 2016
2017	1,095,000
2018	1,387,000
2019	1,387,000
2020	1,390,800
2021	7,602,800
Total minimum lease payments	12,862,600
Less amounts representing interest and deferred finance fees	(3,731,950)
Net minimum lease payments	9,130,650

Assets recorded under capital leases consist of the following:

	As at
	Dec 31, 2016	Dec 31, 2015
Vessels held for sale	—	37,083,985
Vessels, Equipment & Deferred Drydock Expenditure	26,125,274	—
Accumulated Depreciation	(9,239,855)	—
	16,885,419	37,083,985

The amortization of vessels accounted for as capital leases is included within the depreciation change in the Consolidated Statement of Operations.

11. Sale of vessels

In October 2015, Ardmore agreed to terms for the sale of the Ardmore Calypso and Ardmore Capella. Effective November 2015, Ardmore reclassified these vessels as held for sale and ceased to depreciate the vessels. Ardmore exercised the purchase option for the two vessels during the second quarter of 2016 and repaid all amounts outstanding under the capital lease. The sale price for the two vessels was $38.5 million, resulting in an overall net gain of $0.5 million when Ardmore delivered the vessels to the buyers during April and May of 2016.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

11. Sale of vessels  – (continued)

In September 2016, Ardmore agreed to terms for the sale of the Ardmore Centurion. Effective September 9, 2016 Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. The sale price for the vessel was $15.7 million, resulting in a net loss of $3.1 million when the vessel delivered to the buyers on October 4, 2016.

The net loss on disposal of the vessels for the year ended December 31, 2016 is calculated as follows:

	Centurion	Calypso	Capella	Total
Sales Proceeds	15,700,000	19,150,000	19,350,000	54,200,000
Net book value of vessels	(18,222,109)	(18,783,238)	(18,253,669)	(55,259,016)
Sales related costs	(531,001)	(273,458)	(228,210)	(1,032,669)
Lease termination costs and related finance fees	—	(254,731)	(254,732)	(509,463)
Net (Loss)/Gain	(3,053,110)	(161,427)	613,389	(2,601,148)

12. Risk Management

12.1. Operational risk

Ardmore is exposed to operating costs risk arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Ardmore’s risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Ardmore’s relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Ardmore has established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring including the South China Sea, the Indian Ocean, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, and increasingly the Sulu Archipelago and Indonesia in the South China Sea, to make the navigation safer for sea staff and to protect Ardmore’s assets The price and supply of fuel is unpredictable and can fluctuate from time to time. Ardmore periodically considers and monitors the need for fuel hedging to manage this risk.

12.2. Foreign exchange risk

The majority of Ardmore’s transactions, assets and liabilities are denominated in U.S. Dollars, the functional currency of Ardmore. Ardmore incurs certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar and Pounds Sterling) and as a result there is a transactional risk to Ardmore that currency fluctuations will have a negative effect on the value of Ardmore’s cash flows. Such risk may have an adverse effect on Ardmore’s financial condition and results of operations. Ardmore believes these adverse effects to be immaterial and has not entered into any derivative contracts for either transaction or translation risk during the year.

12.3. Interest rate risk

The Company is exposed to the impact of interest rate changes primarily through borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect the Company’s results of operations and its ability to repay debt. The Company monitors interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates are based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

12. Risk Management  – (continued)

point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on the Company’s borrowings.

Assuming the Company does not hedge its exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in the Company’s variable interest rates would have increased or decreased the Company’s interest expense for the year period ended December 31, 2016 by $4.2 million (2015: $3.5 million) using the average long-term debt balance and actual interest incurred in each period.

12.4. Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held in Nordea Bank, and in short-term funds managed by Blackrock and State Street Global Advisors. While Ardmore believes this risk of loss is low, it will keep this under review and will revise its policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

Ardmore limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. It generally does not require collateral for its trade accounts receivable.

Ardmore may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. Ardmore considers and evaluates concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk. As at December 31, 2016 Ardmore’s 27 vessels in operation were employed with 13 different charterers and the Company continuously monitors credit concentration risk.

12.5. Liquidity risk

Ardmore’s principal objective in relation to liquidity is to ensure that it has access, at minimum cost, to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies. Ardmore’s policy is to manage its liquidity by strict forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

13. General and administrative expenses

	For the year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Staff salaries	6,749,088	4,910,488	3,508,694
Share based compensation (non-cash)	1,304,325	1,436,505	1,383,121
Office administration	2,767,523	2,078,627	764,460
Bank charges and foreign exchange	140,942	151,840	104,250
Auditors’ remuneration	513,429	481,492	491,542
Other professional fees	2,236,302	1,377,716	1,062,303
Other administration costs	365,603	311,954	864,296
	14,077,212	10,748,622	8,178,666

Audit remuneration for the year arises solely on fees incurred for independent audit services.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

14. Interest expense and finance costs

	For the year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Interest incurred	14,338,666	12,994,911	7,138,451
Capitalized interest	—	(2,423,688)	(3,936,843)
Amortization of deferred financing charges	3,415,452	1,711,481	917,675
	17,754,118	12,282,704	4,119,283

15. Interest income

Interest income relates to bank interest received on Ardmore’s cash and cash equivalents balances.

16. Income taxes

Profit/(loss) before taxes was derived from the following sources:

	For the year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Domestic	3,808,366	32,034,825	1,707,223
Foreign	—	—	—
	3,808,366	32,034,825	1,707,223

The components of the provision for income taxes are as follows:

	For the year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Domestic
Current tax expenses	(60,434)	(79,860)	(46,749)
Income tax expense for year	(60,434)	(79,860)	(46,749)

All domestic tax for the years ended December 31, 2014, 2015 and 2016 arose the Irish/U.S. tax jurisdiction.

17. Net earnings per share

Basic and diluted earnings per share is calculated by dividing the net profit available to common shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net profit available to common shareholders and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the year ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Numerator:
Net profit available to common shareholders	3,747,932	31,954,965	1,660,474
Denominator:
Weighted average number of shares outstanding	30,141,891	26,059,122	24,547,661
Earnings per share, basic and diluted	0.12	1.23	0.07

For the period ended December 31, 2016, SARs granting the right to acquire 1,349,154 shares (2015: 1,142,056; 2014: 1,105,838) were outstanding. The SARs have been excluded from the computation of diluted earnings per share as they are anti-dilutive.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

18. Related party transactions

There were no related party transactions during the year ended December 31, 2014, 2015 and 2016.

19. Share based compensation

As at December 31, 2016, ASC had granted 1,349,154 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers, directors, and employees under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of the Company’s common stock for purposes of calculating the amount payable under the SAR is not deemed to exceed five times (i.e. 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. Vesting on all awards up to July 31, 2016 was subject to certain market conditions being met. On that date the vesting reverted to being solely dependent on time of service. The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero-coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. A summary of awards, simulation inputs and outputs is as follows:

Date	SARs Awarded	Exercise Price	Vesting	Monte Carlo Simulation Inputs Period				Weighted Average Fair Value @grant date	Average Expected Exercise Life
				Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 – 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs

The cost of each tranche is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary. The movement for the period ended December 31, 2016 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2016	1,142,056	$13.87
SARs granted during the year ending December 31, 2016	205,519	$9.20
SARs exercised/converted/expired during the year ending December 31, 2016	—	—
SARs forfeited during the year ending December 31, 2016	(4,200)	—
Balance as at December 31, 2016 (none of which are exercisable or convertible)	1,343,375	$13.16

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

19. Share based compensation  – (continued)

The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2017	455,740
2018	154,905
610,645

20. Repurchase of common stock

On October 30, 2014, the Board of Directors of Ardmore approved a share repurchase plan with authorization to buy up to $20 million of shares of the Company's common stock for up to three years. In August 2016, the Board of Directors of Ardmore approved an increase in the size of the Company’s share repurchase plan with authorization to buy up to $25 million of shares of the Company’s common stock, increasing the number of shares of its common stock that the Company was authorized to buy from up to a total of $20 million to up to a total of $25 million. As at December 31, 2016 Ardmore had repurchased 485,747 shares for a weighted average price of $8.82 per share, amounting to $4.3 million. As at December 31, 2015 Ardmore had repurchased 119,400 shares for a weighted average price of $10.71 per share amounting to $1.3 million.

21. Commitments and contingencies

As at December 31, 2016 Ardmore has the following commitments due within the next five years:

	2017	2018	2019 – 2021
Office space	339,445	270,820	812,460
	339,445	270,820	812,460

22. Subsequent events

The Company has evaluated the period after the reporting date and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

23. Subsidiaries

The following is a list of ASC’s direct and indirect subsidiaries as of December 31, 2016:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Ardmore Shipping LLC	Marshall Islands	Holding company	100%
Ardmore Maritime Services LLC	Marshall Islands	Holding company	100%
Ardmore Shipholding Limited	Ireland	Holding company	100%
Ardmore Shipping (Bermuda) Limited	Bermuda	Commercial management	100%
Ardmore Shipping (Asia) Pte Limited	Singapore	Commercial management and chartering services	100%
Ardmore Shipping (Americas) LLC	United States	Chartering services	100%
Ardmore Shipping (UK) Limited	United Kingdom	Chartering services	100%
Ardmore Shipping Services (Ireland) Limited	Ireland	Corporate, fleet administration, and chartering services	100%
Ardmore Chartering LLC	Marshall Islands	Commercial management and chartering services	100%
Bailey Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Ballycotton Shipco LLC	Marshall Islands	Ship ownership and operations	100%

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

23. Subsidiaries  – (continued)

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Biscay Shipco LLC	Marshall Islands	Dormant	100%
Blasket Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Brandon Shipco LLC	Marshall Islands	Dormant	100%
Cromarty Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dogger Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dover Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fair Isle Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Faroe Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fastnet Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fisher Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fitzroy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forties Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Hebrides Shipco LLC	Marshall Islands	Dormant	100%
Humber Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Kilkee Shipco LLC	Marshall Islands	Dormant	100%
Killary Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Kilmore Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Lundy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Magee Shipco LLC	Marshall Islands	Dormant	100%
Malin Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Plymouth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Portland Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Rockall Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Saltee Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Shannon Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Skellig Shipco LLC	Marshall Islands	Dormant	100%
Sole Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Thames Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Trafalgar Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Tramore Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Tyne Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Valentia Shipholding LLC	Marshall Islands	Dormant	100%
Viking Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Wight Shipco LLC	Marshall Islands	Ship ownership and operations	100%