Form 20-F
period 2017-12-31
Ardmore Shipping Corp
filed 2018-03-29
CIK 1577437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda

(Address of principal executive offices)

Mr. Anthony Gurnee
Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda
+ 1 441 292-9332
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

As of December 31, 2017, there were 32,139,956 shares of common stock outstanding, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with such safe harbor legislation.

This Annual Report and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements in this Annual Report include, among others, such matters as:

•	our future operating or financial results;
•	global and regional economic and political conditions;
•	the strength of national economies and currencies;
•	general market conditions;
•	our vessel acquisitions and upgrades, our business strategy and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
•	competition in the tanker industry;
•	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
•	charter counterparty performance;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general corporate activities;
•	our ability to comply with covenants in financing arrangements;
•	our exposure to inflation;
•	vessel breakdowns and instances of off-hires;
•	future dividends;
•	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

•	changes in the markets in which we operate;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed under the “Risk Factors” section of this Annual Report.

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

Not applicable.

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

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements, included elsewhere in this Annual Report. The selected consolidated financial data set forth below as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

INCOME STATEMENT DATA	For the years ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
REVENUE
Revenue	$195,935,392	164,403,938	157,882,259	67,326,634	35,867,356
OPERATING EXPENSES
Commissions and voyage expenses(1)	72,737,902	37,121,398	30,137,173	7,004,045	2,523,842
Vessel operating expenses	62,890,401	56,399,979	46,416,510	29,447,876	18,215,487
Depreciation	34,271,091	30,091,237	24,157,022	14,854,885	8,388,208
Amortization of deferred drydock expenditure	2,924,031	2,715,109	2,120,974	2,031,100	1,420,814
General and administrative expenses: Corporate	11,979,017	12,055,725	10,418,876	8,178,666	5,699,935
Commercial and chartering(2)	2,619,748	2,021,487	329,746	—	—
Total operating expenses	187,422,190	140,404,935	113,580,301	61,516,572	36,218,286
Profit/(loss) from operations	8,513,202	23,999,003	44,301,958	5,810,062	(350,930)
Interest expense and finance costs	(21,380,165)	(17,754,118)	(12,282,704)	(4,119,283)	(3,464,006)
Interest income	436,195	164,629	15,571	16,444	6,059
Loss on disposal of vessels	—	(2,601,148)	—	—	—
(Loss)/profit before taxes	(12,430,768)	3,808,366	32,034,825	1,707,223	(3,808,877)
Income tax	(59,567)	(60,434)	(79,860)	(46,749)	(33,726)
Net (loss)/profit	$(12,490,335)	3,747,932	31,954,965	1,660,474	(3,842,603)
(Loss)/earnings per share, basic and diluted	$(0.37)	0.12	1.23	0.07	(0.31)
Weighted average number of common shares outstanding, basic and diluted	33,441,879	30,141,891	26,059,122	24,547,661	12,241,599

BALANCE SHEET DATA	As at
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Cash and cash equivalents	$39,457,407	55,952,873	40,109,382	59,879,596	56,860,845
Net vessels (including drydock assets)	$755,935,008	788,693,708	662,359,307	489,833,626	292,054,606
Total assets	$845,539,989	883,642,723	778,197,608	562,214,991	357,965,633
Net assets	$380,973,760	404,269,799	347,611,278	327,200,093	232,358,111
Senior debt and capital leases	$446,917,589	462,343,756	415,014,315	224,902,715	119,239,015
Paid in capital	$390,541,689	401,347,393	337,211,121	338,064,585	244,883,077
Accumulated (deficit)/surplus	$(9,567,929)	2,922,406	10,400,157	(10,864,492)	(12,524,966)

CASH FLOW DATA	For the years ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Net cash provided by operating activities	$18,416,228	42,634,500	37,659,686	12,421,127	8,120,173
Net cash used in investing activities	$(2,282,251)	(122,311,231)	(232,849,734)	(209,741,529)	(144,637,558)
Net cash used in/provided by financing activities	$(32,629,443)	95,520,221	175,419,834	200,339,153	178,044,107

	For the years ended
FLEET OPERATING DATA	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Time Charter Equivalent(3)
MR Tankers “Eco-design”	$12,902	15,098	19,149	15,913	15,838
MR Tankers “Eco-mod”	$12,975	14,318	20,223	14,793	13,732
Chemical Tankers “Eco-design”	$11,949	15,395	17,507	—	—
Chemical Tankers “Eco-mod”	$—	11,839	13,417	11,404	10,483
Fleet weighted average TCE(4)	$12,709	14,785	18,309	14,393	12,850
Operating expenditure
Fleet operating expenses per day(5)	$5,914	6,017	5,976	6,197	6,152
Technical management fees per day(6)	$384	388	357	359	379
Total fleet operating costs per day	$6,298	6,405	6,333	6,556	6,531
Expenditures for drydock(7)	$3,809,906	3,099,805	3,314,568	4,921,479	242,263
On-hire utilization(8)	99.61%	99.52%	99.70%	99.90%	99.54%

(1)	Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(2)	Commercial and chartering related general and administrative expenses are the expenses attributable to our chartering and commercial operations department in connection with our spot trading activities.
(3)	Time Charter Equivalent (“TCE”) daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus allowances paid by charterers to owners for communications, victualing and entertainment costs for crew. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred by commercial managers.
(4)	Fleet weighted average TCE is total gross revenue for the fleet, after deducting voyage expenses incurred on voyage charters divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(5)	Fleet operating expenses per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(6)	Technical management fees per day are fees paid to any third-party technical manager as well as to our newly created 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited, which provides technical management services to a number of our vessels.
(7)	Drydock costs, which include costs for in-water surveys, represent direct costs that are incurred as part of vessel drydocking to meet regulatory requirements, expenditures during drydocking that add economic life to the vessel, and expenditures during drydocking that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(8)	On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled off-hire days).

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A prolonged downturn in the tanker industry could adversely affect our ability to recharter our vessels or to sell them on the expiration or termination of their charters. In addition, the rates payable in respect of any of our vessels operating in a commercial pool, or any renewal or replacement charters that we enter into, may not be sufficient for us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil, oil products and chemicals. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. More recently, since 2015 vessel oversupply contributed to continuing low charter rates in the tanker industry. As at March 27, 2018, none of our vessels were on time charter, four of our vessels operated in a spot market oriented commercial pool and 24 vessels operated in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a greater loss.

Any decrease in spot charter rates in the future or continuation of current rates may adversely affect our results of operations.

As at March 27, 2018, four of our vessels were employed in a spot market-oriented commercial pool and 24 of our vessels operated directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the pool or the particular voyage charter. We may seek to employ other vessels directly in the spot market upon re-delivery from the current charterers.

We may employ in the spot charter market additional vessels that we may acquire in the future. Where we plan to employ a vessel in the spot charter market, we generally intend to place such vessel in a commercial pool that pertains to that vessel’s size class or to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. If spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. A decline in spot charter rates may also affect our ability to pay dividends in the future. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Global crude oil prices have previously experienced significant declines and such declines may reoccur. Any meaningful decrease in oil prices may adversely affect our business, results of operations and financial condition and our ability to service our indebtedness and pay dividends, as a result of, among other things:

•	a possible reduction in exploration for or development of new oil fields or energy projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•	potential lower demand for tankers, which may reduce available charter rates and revenue to us upon chartering or rechartering of our vessels;
•	customers failing to extend or renew contracts upon expiration;
•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

We have limited current liquidity.

As at December 31, 2017, we had total liquidity of $39.5 million in cash and cash equivalents. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters, including our participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities. Our existing long-term debt facilities require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt. The required minimum cash balance as of December 31, 2017, was $22.3 million. Should we not meet this financial covenant or other covenants in our debt facilities, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing the related loans.

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

The market values of tankers have historically experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of vessels, applicable governmental regulations and the cost of new buildings. If the market value of our fleet declines, we may not be able to obtain other financing or to incur debt on terms that are acceptable to us or at all. A decrease in vessel values could also cause us to breach certain loan-to-value covenants that are contained in our credit facilities and in future financing agreements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations and financial condition.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the global newbuilding orderbook for LR product tankers, which extends to 2021, and the global newbuilding orderbooks for MR product tankers and chemical tankers, which each extend to 2020, equaled approximately 8.5%, 4.5% and 7.5% of their respective fleets as of February 28, 2018. These orderbooks may also increase further in proportion to their respective existing fleets. If the supply of LR product, MR product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

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

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of borrowing funds during the last economic downturn increased as many lenders increased interest rates, enacted tighter lending standards, refused to refinance then existing debt at all or on terms similar to those for the then existing debt and, in some cases, ceased to provide funding to borrowers. Due to these factors, additional financing may not be available if needed by us on acceptable terms or at all. If additional financing is not available when needed or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in fuel, or bunkers, prices may adversely affect our results of operation.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on pool earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we may be able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s International Safety Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code or similar regulations, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention of our vessels in, certain ports. The United States Coast Guard (“USCG”) and European Union (“EU) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, and increasingly the Sulu Archipelago and Indonesia in the South China Sea, with tankers particularly vulnerable to such attacks. If piracy attacks result in the characterization of regions in which our vessels are deployed as “war risk” zones or Joint War Committee “war and strikes” listed areas by insurers, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan, Syria and North Korea, in the future our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter various harbors and ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments, if any, we receive for our vessels once existing charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations and financial condition could be adversely affected.

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

Our business strategy is based in part upon the expansion of our fleet through the purchase and ordering of additional vessels. We will be required to make substantial capital expenditures to expand the size of our fleet. We also have incurred significant capital expenditures in previous years to upgrade secondhand vessels we have acquired to Eco-Mod standards.

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

We will not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on medium to long-term time charters, if any.

As at March 27, 2018, none of our vessels were employed under fixed rate time charter agreements. However, in the future we may enter into fixed rate time charter agreements with respect to our vessels. Vessels committed to medium and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

As at March 27, 2018, none of our vessels were employed under fixed rate time charter agreements. However, in the future we may enter into fixed rate time charter agreements with respect to our vessels. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. We may seek to employ vessels in the spot market following expiration of any such time charters. Under spot chartering arrangements, we will be responsible for all cost associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

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

Our market share may decrease in the future. We may not be able to compete profitably as we seek to expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

We derive a significant portion of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We have derived, and we may continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Vitol Group accounted for more than 10% of our consolidated revenues from continuing operations during 2017; each of Vitol Group, Navig8 Group and Trafigura accounted for more than 10% of our consolidated revenues from continuing operations during 2016; and each of Vitol Group and Navig8 Group accounted for more than 10%, of our consolidated revenues from continuing operations during 2015. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods. The identity of customers which may account for 10% or more of revenues from continuing operations may vary from time to time.

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

We are a holding company and our subsidiaries which are all directly and indirectly wholly owned by us, conduct our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay our creditors or dividends to our shareholders.

Our ability to grow may be adversely affected by our dividend policy.

Under our dividend policy, we expect to distribute on a quarterly basis as dividends on our shares of common stock an amount equal to 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). Accordingly, our growth, if any, may not be as fast as businesses that do not distribute quarterly dividends. To the extent we do not have sufficient cash reserves or are unable to obtain financing from external sources, our dividend policy may significantly impair our ability to meet our financial needs or to grow. Since the quarter ended June 30, 2016, we have not paid cash dividends on our shares of common stock due to losses from continuing operations.

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

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.50% to 3.50% above LIBOR. Interest rates have recently been at historic lows and any normalization in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities, which in turn could have an adverse effect on our results of operations.

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

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company”, as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”), our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” until December 31, 2018 after which period our auditors will provide such attestation. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our results of operation.

We have entered into spot charter contracts, commercial pool agreements, ship management agreements, credit facilities and capital lease arrangements and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition and results of operation.

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

A number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions due to the concern about climate change. These regulatory measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement that deals with greenhouse gas emission reduction measures and targets to limit global temperature increases came into force. Compliance with changes in laws, regulations and obligations relating to climate change, including as a result of such international negotiations, could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

We are a Marshall Islands corporation and several of our executive offices are located outside of the United States. Most of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process upon us or any of these persons within the United States. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. In addition, there is substantial doubt that the courts of the Marshall Islands or of non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves by our board of directors and by additional factors unrelated to our profitability.

Although we generally intend to pay regular quarterly dividends on our common shares, we have not paid dividends on our common stock since August 31, 2016, when we paid a cash dividend of $0.11 per share for the quarter ended June 30, 2016, and we may not pay dividends in the future. The amount of dividends we pay will depend in part upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends contained in our financing arrangements or under applicable law and the decisions of our management and directors. The amount of cash we have available for dividends may fluctuate upon, among other things:

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

The market price for our common shares could decline as a result of sales by existing shareholders of large numbers of our common shares, or as a result of the perception that such sales may occur. Sales of our common shares by these shareholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

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

Based upon our operations as described herein, we do not have material income from time charters, however we may have income from time charters in future taxable years. We do not believe that our income from such time charters should be treated as “passive income” for purposes of determining whether we are a PFIC. Consequently, the assets that we own and operate in connection with the production of that income should not constitute passive assets. Accordingly, based on our current operations, we do not believe we will be treated as a PFIC with respect to any taxable year.

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

We intend to take the position that we qualified for this statutory exemption for U.S. federal income tax return reporting purposes for our 2017 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Item 4. Information on the Company

A. History and Development of the Company

We are Ardmore Shipping Corporation. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. Our current fleet consists of 28 vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In March 2014, we completed a follow-on public offering of 8,050,000 common shares. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. In June 2016, we completed a public offering of 7,500,000 common shares, of which GA Holdings LLC purchased 1,277,250 shares. In November 2017, GA Holdings LLC disposed the balance of its remaining 5,787,942 common shares, of which 5,579,978 shares were sold in an underwritten public secondary offering, 85,654 shares were repurchased by us in a private transaction, and 122,310 shares were distributed to certain of its members, including Anthony Gurnee, our chief executive officer and a member of our board of directors. In addition to the 85,654 shares we repurchased from GA Holdings LLC in a private transaction, we also purchased from the underwriter 1,350,000 shares of our common stock that were sold by GA Holdings LLC in the underwritten public secondary offering. The price we paid for all such repurchases was equal to the price per share at which GA Holdings LLC sold shares to the underwriters in the public offering. As of November 30, 2017, GA Holdings LLC no longer owned any shares in Ardmore. As of February 28, 2018, 32,445,415 shares of our common stock were outstanding.

We have 50 wholly owned subsidiaries, the substantial majority of which represent single ship-owning companies for our fleet, and a newly formed 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to the majority of our fleet. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

We maintain our principal executive and management offices at Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda. Our telephone number at these offices is +1 441 292 9332. Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly-owned subsidiary incorporated in Bermuda, carries out our management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly-owned subsidiary incorporated in Ireland, provides our corporate, accounting, fleet administration and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly-owned subsidiary incorporated in Singapore, performs commercial management and chartering services for us. Ardmore Shipping (Americas) LLC (“ASUS”), a wholly-owned subsidiary incorporated in Delaware, performs commercial management and chartering services for us.

Vessel Acquisitions

Our current fleet consists of 28 double-hulled product and chemical tankers, all of which are in operation. We acquired 14 of our vessels as second-hand vessels, seven of which we have upgraded to increase efficiency and improve performance. In 2014, 2015, 2016 and 2017, we paid an aggregate of $209.7 million, $232.5 million, $174.0 million and $1.6 million (as a deposit, the balance of $14.8 million being payable in 2018), respectively, in capital expenditures for vessel acquisitions, vessel equipment, and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. During 2011, 2012, 2013, 2014, 2015 and 2016 we acquired or took delivery (on a net basis) of two, none, two, six, ten and three vessels respectively. In 2017, we took no vessel deliveries; however we did pay $1.6 million as a deposit for a vessel, the Ardmore Sealancer, that was delivered in January 2018.

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

We may take advantage of these provisions until December 31, 2018 or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. When we no longer qualify as an emerging growth company, our auditors will provide the auditor attestations of our internal control over financial reporting; however, for as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We have irrevocably chosen to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

B. Business Overview

We commenced business operations in April 2010 with the goal of building an enduring product and chemical tanker company that emphasizes disciplined capital allocation, service excellence, innovation, and operational efficiency through our focus on high quality, fuel-efficient vessels. We are led by a team of experienced senior managers who have previously held senior management positions with highly regarded public shipping companies and financial institutions.

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

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of ASSIL and AASML and we also retain a third-party technical manager for a number of vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Moreover, we are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand and best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

We have no related-party transactions concerning our vessel operations or vessel sale and purchase activities. Certain of our wholly-owned subsidiaries carry out our management and administrative services, with ASBL providing our management services and associated functions, ASSIL providing our corporate, accounting, fleet administration and operations services and ASA and ASUS performing our commercial management and chartering services.

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

Fleet List

Our current fleet consists of 28 vessels, including 21 Eco-design and seven Eco-mod vessels, all of which are in operation. The average age of our vessels at February 28, 2018, was 5.6 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	28	1,250,019

Business Strategy

Our objective is to solidify our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

•	Disciplined capital allocation and well-timed growth. We have a diligent and patient approach to capital allocation and expanding our fleet and we are selective as to the quality of ships we seek to acquire. We believe that our commitment and selectivity in growing our fleet has been instrumental in building our reputation for quality and service excellence. We also believe that financial flexibility and well-timed growth of quality ships is key to delivering superior returns for shareholders.
•	Focus on modern high quality, mid-size product and chemical tankers. We maintain a very modern fleet, all built in high quality yards in South Korea or Japan. The average sizes of our product and chemical tankers are substantially similar to the median sizes of the global fleets for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets. Additionally, as a result of the overlap between the product and chemical sectors, we believe that our fleet composition enables us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.
•	Commercial independence, flexibility and customer service. Through our in-house chartering and commercial team and our ship management joint venture arrangement, we have an integrated operating platform resulting in leading commercial and operational performance. We maintain a broad range of existing and potential spot customers, as well as pooling alternatives and potential time-charter customers, to maximize commercial flexibility and customer diversification. Maintaining outstanding customer service is a cornerstone of our business and we seek customers who value our active approach to fuel efficiency and service delivery.
•	Low cost structure. We have established a solid foundation for growth while cost-effectively managing our operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can deliver high quality service and achieve efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in Item 6 (“Directors, Senior Management and Employees”) of this Annual Report.

As at December 31, 2017, we employed 46 permanent staff onshore. Through AASML, our 50%-owned joint venture ship manager, and Thome Ship Management, our third party technical manager, we currently employ approximately 1,060 seafarers, including 569 officers and cadets and 491 crew.

Commercial management is provided directly by our in-house chartering and commercial team, and by third-party commercial pool managers, in the case of vessels participating in pooling arrangements. Commercial pools can provide many benefits for vessels operating in the spot market, including the ability to generate higher returns due to the economies of scale derived by operating a larger fleet.

Customers

Our customers include national, regional, and international companies and our fleet is employed directly on the tanker spot market through our in-house chartering and commercial team or via third party commercial pool employment. We may in the future seek to deploy our vessels on time charter arrangements. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels.

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

The International Product and Chemical Tanker Industry

The information and data contained in this section relating to the international product and chemical tanker shipping industries have been provided by Drewry Maritime Research (“Drewry”), and is taken from Drewry’s database and other sources. Drewry has advised that: (i) some information in their database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in their database. We believe that all third-party data provided in this section, “The International Product and Chemical Tanker Industry,” is reliable.

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

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size – Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
UL/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	120,000 – 199,999	Uncoated	Non IMO	Crude Oil
Aframax	80,000 – 119,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Panamax	60,000 – 79,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Long Range 3 (LR3)	120,000 – 199,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 2 (LR2)	80,000 – 119,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 1 (LR1)	60,000 – 79,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Medium Range (MR)	25,000 – 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	Non IMO	Refined Products
	25,000 – 59,999	Uncoated	Non IMO	Refined Products
Short Range (SR)	10,000 – 24,999	Coated	Non-IMO	Refined Products
	10,000 – 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
Stainless Steel Tankers	10,000+	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/ Coated	Non IMO	Various e.g Bitumen

Source: Drewry

In the product and chemical sectors there are a number of vessels that possess the ability to carry both products and some chemicals. These vessels, therefore, represent a “swing” element in supply in both of these markets. However, in practice many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

In 2017, a total of 3.40 billion tons of crude oil, oil products and chemicals were moved by sea. This was an increase of 3.6% from 2016 (3.29 billion tons) and is the result of record crude oil imports by Asian economies and rising refining activity leading to further growth in seaborne product trades. In 2017, China became the largest crude oil importer surpassing the United States. Over the period from 2007 to 2017, seaborne trade in oil products grew at an annual average rate of 3.6% and in 2017 totaled 1.03 billion tons. The growth in seaborne products trade between 2016 and 2017 was 2.6%, based on provisional figures.

Between 2012 and 2017 seaborne trade grew by an annual rate of 1.3% for crude oil, 3.8% for oil products, and 3.9% for chemicals. Over the period from 2012 to 2017, seaborne trade in refined products and chemicals were two of the fastest growing sectors of international tanker shipping. Changes in world seaborne tanker trade volumes in the period 2007 to 2017 are shown in the table below.

World Seaborne Tanker Trade Volumes

Year	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
	Mill T	% y-o-y	Mill T	% y-o-y	Mill T	% y-o-y	Mill T	% y-o-y	% y-o-y
2007	2,008	0.6%	723	6.8%	170	2.5%	2,902	2.2%	5.6%
2008	2,014	0.3%	765	5.8%	169	-0.6%	2,947	1.6%	3.0%
2009	1,928	-4.2%	777	1.6%	178	5.4%	2,883	-2.2%	-0.1%
2010	1,997	3.6%	810	4.3%	189	6.2%	2,996	3.9%	5.4%
2011	1,941	-2.8%	860	6.3%	194	2.6%	2,996	0.0%	4.3%
2012	1,988	2.4%	859	-0.2%	202	4.2%	3,049	1.8%	3.5%
2013	1,918	-3.6%	904	5.3%	211	4.1%	3,033	-0.6%	3.5%
2014	1,893	-1.3%	914	1.1%	215	2.1%	3,022	-0.3%	3.6%
2015	1,954	3.2%	958	4.8%	231	7.5%	3,144	4.0%	3.4%
2016	2,042	4.5%	1,008	5.2%	235	1.6%	3,285	4.5%	3.2%
2017*	2,125	4.1%	1,034	2.6%	245	4.1%	3,404	3.6%	3.6%
CAGR (2012 – 2017)	1.3%		3.8%		3.9%		2.2%
CAGR (2007 – 2017)	0.6%		3.6%		3.7%		1.6%

*	Provisional estimates

Source: Drewry

The Product Tanker Industry

While crude oil tankers transport crude oil from points of production to points of consumption, typically oil refineries in consuming countries, product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’). Tankers with no International Maritime Organisation (IMO) certification but with coated cargo tanks are designed to carry products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable to carry both products and chemicals/vegetable oils and fats. Given the above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic meters is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cubic meters is normally categorized as a chemical tanker.

In essence, products can be carried in coated non IMO tankers and IMO rated coated tankers. By this definition the product capable tanker fleet comprises nearly 45% of the total tanker fleet (above 10,000 dwt) in numbers terms, and therefore plays a key part in global tanker trade.

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

Oil demand growth and changes in the location of oil supply have altered the structure of tanker markets in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa, with these two regions still producing approximately one third of global supply in 2017. However, in recent years U.S. and Canadian crude oil production have significantly increased as a result of shale oil deposit development.

New technologies such as horizontal drilling and hydraulic fracturing have triggered a shale oil revolution in the U.S., and in 2013, for the first time in the previous two decades, the U.S. produced more oil than it imported. This has reduced U.S. seaborne crude import demand, while resulting in greater oil product exports from the U.S. Gulf, giving refiners access to competitively priced feedstock.

As a result of rising surplus in oil production, in 2015 the U.S. Congress lifted a 40-year old ban on crude oil exports that was put in place after the Arab oil embargo in 1973, thereby allowing U.S. oil producers access to international markets. The first shipments of the U.S. crude were sent to Europe immediately after the lifting of ban, and since then other destinations have followed. The U.S. exported 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the U.S. crude producers as the country exported crude to every major importer including China, India, South Korea and several European countries. In October 2017, U.S. crude export surpassed 2 mbpd and on average the country’s crude exports more than doubled in 2017 to 1.1 mbpd.

U.S. Crude Oil Production and U.S. Product Exports

Source: Drewry

Much of the increase in U.S. exports has gone to satisfying growing South American and African demand for oil products while other U.S. exports have been moving transatlantic into Europe, where local refinery shutdowns have supported the rise in import of products.

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

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2007 and 2017 total OECD refining throughput declined by 1.7%, largely as a result of cutbacks in OECD Europe and OECD Asia Oceania. Conversely, throughput in the OECD Americas in the same period moved up by 4.1% to 19.3 million bpd. In 2017, refining throughput of OECD countries stood at 38.5 million bpd and accounted for 47.8% of global refinery throughput.

Refinery Throughput(1) 2007 – 2017

(‘000 Barrels Per Day)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
OECD Americas	18,524	17,973	17,480	17,931	17,898	18,190	18,492	18,934	18,850	18,960	19,290
OECD Europe	13,462	13,364	12,377	12,265	11,935	11,942	11,304	11,232	11,900	11,920	12,210
OECD Asia Oceania	7,136	7,049	6,549	6,697	6,586	6,609	6,720	6,652	6,700	6,890	6,960
FSU	6,017	6,188	6,170	6,401	6,592	6,683	6,831	7,069	6,850	6,880	6,780
Non-OECD Europe	767	699	641	658	627	587	559	557	500	500	520
China	7,085	7,299	7,762	8,630	9,041	9,749	10,427	10,864	10,400	10,790	11,200
Other Asia	7,762	7,695	8,224	8,598	8,637	8,792	8,588	8,541	10,000	10,380	10,420
Latin America	5,266	5,181	4,729	4,678	4,873	4,470	4,589	4,545	4,550	4,200	3,850
Middle East	6,213	6,211	6,069	6,164	6,324	6,257	6,202	6,501	6,450	6,810	7,160
Africa	2,372	2,457	2,292	2,451	2,168	2,202	2,182	2,255	2,250	2,090	2,050
Total	74,604	74,116	72,293	74,471	74,682	75,482	75,894	77,149	78,450	79,420	80,440

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains, direct burning of crude oil and other non-gas liquids.

Source: Drewry

Asia (excluding China) and the Middle East added over 0.74 million bpd of export-oriented refinery capacity in 2016. As a result of these developments countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. It is also the case that export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer-haul shipments to cater for product demand.

New refining capacity of 1.0 million bpd came online in 2017 and further new refinery capacity is currently scheduled for both the Middle East and Asia in the period 2018 to 2022. In the period 2018 to 2022 anticipated additions to refinery capacity on a regional basis (illustrated in the chart below) amount to 5.8 million bpd, or 6.0% of existing refinery capacity.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Americas
Europe
Asia Oceania
FSU
Non-OECD Europe
China
Other Asia
Latin America
Middle East
Africa
World
2018
2019
2020
2021
2022
2023

(1)	Assumes all announced plans go ahead as scheduled.

Source: Drewry

In developed economies, such as Europe, refinery capacity is on the decline and this trend is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil producing centers and where the new capacity coming on stream is export orientated. These new refineries are more competitive, as they can process sour crude oil and are technically more advanced as well as more environmentally friendly compared with existing European refineries. It is also the case that few new refineries or expansions are planned for Europe. By contrast Chinese and Indian refinery capacity, for example, has grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption, and the construction of export-orientated refineries. In the period 2007 to 2017, Chinese refining capacity increased by 80.7% and for India, the growth was 66.4%.

China & India — Refining Capacity(1)

(‘000 Barrels Per Day)

25,000
20,000
15,000
10,000
5,000
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
China
India

(1)	Capacity for 2018 to 2023 assumes all announced plans go ahead as scheduled

Source: Drewry

As a result of the growth in trade and the changes in the location of refinery capacity, demand for product tankers expressed in terms of tonne-miles grew by a CAGR of 4.3% between 2007 and 2017. Generally, growth in products trade and product tanker demand is more consistent and less volatile than crude oil trade.

Seaborne Product Trade and Ton Mile Demand

1,100
1,050
1,000
950
900
850
800
750
700
650
600
3,300
3,100
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017*
Seaborne Product Trade - Million Tons (Left Hand Scale)
Ton Mile Demand - Billion Ton Miles (Right Hand Scale)

*	Provisional estimates

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non stainless steel/specialized tanker between 10,000 dwt and 60,000 dwt, as well as coated and other “product-capable” vessels over 60,000 dwt. As of February 25, 2018, the world product tanker capable fleet consisted of 3,791 vessels with a combined capacity of 175.1 million dwt. Within the total tanker fleet, MR vessels account for 32.5% of total ship numbers and, in the global product tanker fleet, they account for 55.7% of total ship numbers. MR vessels are considered the “workhorses” of the fleet.

As of February 25, 2018, the MR product tanker orderbook was 87 vessels totaling 4.3 million dwt. The MR orderbook as a percentage of the existing MR fleet in terms of dwt was 4.5%, compared with 4.7% in February 2017 and close to 50% at the last peak in 2008. Based on scheduled deliveries, 2.2 million dwt of MR product tankers are due for delivery in the remainder of 2018 and a further 1.7 million dwt in 2019. Approximately 50% of the vessels on order in the MR category are scheduled to be delivered in 2018 and this would increase the MR fleet by 2.4%, assuming no vessel scrapping. In any year ships will be scrapped due to age and therefore in 2018 the growth in the MR fleet is likely to be less than 2.4%. Furthermore, in recent years the orderbook has been affected by the non-delivery of vessels or “slippage” as it is sometimes referred to. Current estimates suggest that in 2017, approximately 20% of vessels across the entire tanker orderbook scheduled for delivery in 2017 did not deliver during the year. Some of the non-delivery was a result of delays, either through mutual agreement or through shipyard problems, while some were due to vessel cancellations. Slippage is likely to remain an issue going forward and will continue to temper fleet growth.

The other factor that will affect future supply is vessel scrapping. The volume of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. In 2015, a total of 56 tankers of a combined capacity of 2.5 million dwt were sold for scrap, of which 22 tankers of approximately 0.7 million dwt were in the MR size range. In comparison, only 46 tankers with a combined capacity of 2.1 million dwt of tonnage were scrapped in 2016, of which 28 tankers with a total capacity of 1.1 million dwt were in the MR size range. Provisional data suggests that in 2017 a further 24 MR tankers of 1 million dwt were removed from the operating fleet. Demolition has slowed in the product tanker sector due to the fact that the global fleet is relatively young.

World Tanker Fleet & Orderbook: February 25, 2018

Vessel Type/Class	Fleet		Size dwt	Orderbook		% Fleet Dwt	Orderbook Delivery Schedule (M Dwt)
	Number	M Dwt		Number	M Dwt		2018	2019	2020	2021+
Crude Tankers
UL/VLCC	736	226.4	200,000+	90	28.1	12.4%	13.7	11.2	2.5	0.6
Suezmax	549	85.7	120,000 – 199,999	35	5.3	6.2%	3.2	1.1	1.0	0.2
Aframax (Uncoated)	653	71.0	80,000 – 119,999	74	8.4	11.8%	4.7	2.3	0.8	0.6
Panamax (Uncoated)	81	5.6	60,000 – 79,999	5	0.3	5.4%	0.0	0.0	0.3	0.0
Crude Tankers	2,019	388.7		204	42.1	10.8%	21.6	14.6	4.6	1.4
Long Range 3 (LR3)	18	2.8	120,000 – 199,999	1	0.2	5.5%	0.2	0.0	0.0	0.0
Long Range 2 (LR2)	345	37.7	80,000 – 119,999	35	4.0	10.6%	1.9	0.7	0.3	1.0
Long Range 1 (LR1)	363	26.7	60,000 – 79,999	21	1.6	6.0%	1.0	0.4	0.2	0.0
LR Product Tankers	726	67.2		57	5.7	8.5%	3.1	1.1	0.5	1.0
Medium Range (MR)
Coated IMO 2	858	38.6	25,000 – 59,999	80	4.0	10.4%	1.9	1.7	0.4	0.0
Coated IMO 3 & Non IMO Coated/Uncoated	1,276	56.4	25,000 – 59,999	7	0.3	0.5%	0.3	0.0	0.2	0.0
Total MR	2,134	95.0		87	4.3	4.5%	2.2	1.7	0.6	0.0
Short Range	955	14.1	10,000 – 24,999	65	1.1	7.4%	0.5	0.3	0.2	0.0
Stainless Steel Tankers	696	15.3	10,000+	62	1.6	10.3%	0.8	0.5	0.2	0.0
Total All Tankers	6,530	580.4		475	54.7	9.4%	28.2	18.1	6.2	2.4

Source: Drewry

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit ballast water management systems (“BWMS”) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM Convention”). The BWM Convention contains an environmentally protective numeric standard for the treatment of ship’s ballast water before it is discharged. This standard, detailed in Regulation “D-2” of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO “D-2” standard is also the standard that has been adopted by the USCG’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. However, in July 2017 the IMO’s Maritime Environment Protection Committee (“MEPC”) decided to extend the time for compliance with the BWM Convention. As a result, only vessels built after its entry into force on September 8, 2017 will immediately be subject to the new ballast water performance standard. Other vessels will be exempt until their first International Oil Pollution Prevention (“IOPP”) renewal survey, which will be conducted after September 8, 2019. Such surveys typically take place every five years, thus some vessels will have until 2024 to comply. For an MR2 tanker, the retrofit cost could be as much as $1.0 million per vessel including labor. Expenditure of this kind will be another factor impacting on the decision to scrap older vessels.

The second factor that is likely to impact on future vessel supply is the drive to introduce low sulfur fuels. For many years heavy fuel oil (“HFO”) has been the main fuel of the shipping industry. The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). From 2020, ships sailing outside ECAs will switch to marine diesel oil with permitted sulfur content up to 5,000 ppm. This will create openings for a variety of new fuels, or capital expenditure for “scrubbers” to be retrofitted on existing ships and as such it may hasten the demise of older ships.

The Product Tanker Freight Market

Between 2003 and early 2008, the differential between demand and supply for tankers remained narrow and rates were generally very firm. Following the global financial crisis in 2009, tanker demand declined, coinciding with substantial tonnage entering the fleet, driving earnings down until the market started to recover in 2014. Product tanker fleet growth in 2015 was approximately 5.0% in capacity terms and with demand growing by approximately 5.2%, improved utilization rates in the sector have led to much stronger freight rates. The specific factors which have led to improved market conditions include:

•	increased trade due to higher stocking activity and improved demand for oil products;
•	longer voyage distances because of refining capacity additions in Asia;
•	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers; and
•	lower bunker prices have also been a factor contributing to higher net earnings.

For example, the average time charter equivalent (“TCE”) of the spot rate for a Medium Range (MR) product tanker in 2015 was $18,375/day, compared with an average of $9,833/day in 2014. On a one-year time charter rate basis, average MR rates rose from $14,438/day in 2014 to $17,271/day in 2015.

However, newbuild deliveries in 2016 and 2017 had a negative impact on vessel earnings. In 2017, the average one-year time charter rate for MR tankers was $13,188/day, while on a TCE basis the average rate during 2017 was $8,258/day. The trend in MR spot and time charter rates in the period from January 2007 to January 2018 is shown in the chart below.

MR Tanker Freight Rates

(US$ Per Day)

Source: Drewry

It should be noted that these rates are based on standard five-year old MR vessels, and there is some evidence that more recently built vessels constructed to particularly fuel-efficient “Eco” specifications are currently able to achieve an additional premium on these levels of up to 10%.

Asset Values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008, and in December 2017 the newbuilding price for an MR product tanker was estimated at $33.0 million.

The secondhand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Secondhand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. In December 2017, a five-year old MR product tanker was estimated to have a value of $24.0 million. The trends in newbuilding prices, second hand values and freight rates for an MR tanker in the period 2007 to December 2017 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot (US$/day)	Timecharter (US$/day)		Asset Prices (US$ million)
Period Averages		1 Year	3 Year	Newbuild	5 Year Old
2007	23,682	25,367	22,146	49.5	50.0
2008	21,156	23,092	21,500	52.1	51.0
2009	9,043	14,850	15,267	40.3	30.2
2010	10,568	12,388	13,646	35.9	26.4
2011	8,658	13,633	14,575	36.1	28.3
2012	8,000	13,325	14,500	33.2	25.2
2013	9,550	14,346	15,161	33.8	26.2
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	8,258	13,188	14,333	32.7	23.4
Dec-17	7,900	14,000	14,500	33.0	24.0
2013 – 2017
5 Year Avg	11,157	14,873	15,345	34.5	25.5
5 Year Low	4,800	12,000	14,000	32.0	22.0
5 Year High	23,600	19,500	18,000	37.0	29.0
2008 – 2017
10 Year Avg	11,321	15,165	15,621	37.0	28.8
10 Year Low	4,800	10,800	12,200	32.0	22.0
10 Year High	27,809	25,000	22,500	54.0	53.5

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

Seaborne Chemical Trades
(In Millions of Tons)

Source: Drewry

	Organics	Inorganics	Veg/Animal Oils & Fats	Other Chemical Cargoes	Total	% Change
2007	85.8	24.8	50.4	9.2	170.2	2.5
2008	81.0	26.5	52.8	8.9	169.2	-0.6
2009	89.0	25.3	55.0	9.1	178.4	5.4
2010	96.8	26.7	55.8	10.2	189.4	6.2
2011	99.0	28.2	56.8	10.2	194.3	2.6
2012	99.9	28.7	62.9	11.0	202.5	4.2
2013	106.2	27.3	65.8	11.6	210.8	4.1
2014	107.8	28.2	67.3	12.0	215.2	2.1
2015	109.8	29.7	78.2	13.7	231.3	7.5
2016	111.6	30.5	72.6	14.9	229.5	-0.8
2017	117.6	33.5	77.2	16.4	244.8	6.7

The U.S. is the largest exporter of organic chemicals, accounting for approximately one quarter of all exports, while China accounts for approximately one third of total organic chemical imports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene and para-xylene. Inorganic chemical trade accounts for approximately 10 – 15% of total seaborne movements. They are not traded geographically as widely as organic chemicals and they also present several transport problems; not only are they very dense, they are also highly corrosive. Palm oil accounts for about half of this, with the next top two commodities in this sector traded by sea being soybean oil and sunflower seed oil.

From a regional perspective, activity is focused on three main geographical areas. Europe is a mature, established producing region, contributing over one quarter of total chemical production. Much of Europe’s production serves domestic requirements. This manifests itself in increased demand for short-sea services, rather than deep-sea trades. North American (predominantly the U.S.) manufacturers produce approximately one fifth of the major chemical products in the world. Although the majority of the U.S. production is for domestic use, particularly where gasoline additives are involved, the country also produces above domestic requirements, which results in significant export volumes.

In the U.S. the chemicals industry will be affected by the development of shale gas. Increased supplies of natural gas in the U.S. have already served to push down domestic gas prices and the fall in natural gas prices has had a beneficial impact on feedstock costs for the petrochemical industry. In particular, the cost of ethane has fallen significantly since 2011 thereby increasing the competitiveness of the U.S. petrochemical industry within a global perspective. Accordingly, U.S. ethylene production costs have fallen to levels where the U.S. can now compete with Middle Eastern suppliers, and this opens up new opportunities to expand U.S. ethylene cracking capacity and subsequently petrochemical capacity. Ethylene cracker utilization in the U.S. has improved and prior to the recent fall in oil prices plans had been announced for a number of new petrochemical plants. Ethylene is a precursor for many of the organic chemicals shipped by sea (e.g. ethylene dichloride, ethylene glycol), so increased production would lead to increased availability of downstream chemical products for export from the U.S. Although the Middle East will continue to be the largest supplier of organic chemicals, the U.S. will be a major exporter of methanol and ethylene derivatives to the Far East market. Meanwhile, the U.S. and Iran’s new methanol projects may have a significant impact on global seaborne chemical trade.

Chemical Tanker Supply

Chemical tankers are characterized mainly by cargo containment systems which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products which are typically hazardous and easily contaminated, cargo segregation and containment is an essential feature of these tankers.

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

Overall, within the product and chemical tanker fleets it is important to recognize that there are a group of “swing” ships which can trade in either products or in chemicals, vegetable oils and fats. For example, a product tanker with IMO 2 certification may trade from time to time in easy chemicals such as caustic soda. Equally, an IMO 2 chemical tanker can in theory carry in products. The sector in which these “swing” ships trade will depend on a number of factors, with the main influences being the exact technical specifications of the ship; the last cargo carried; the state of the freight market in each sector and the operating policy of the ship owner/operator.

As of February 25, 2018, the world IMO 2 Coated and Stainless Steel tanker fleet consisted of 1,619 vessels with a combined capacity of 35 million dwt. The orderbook consisted of 116 vessels of 2.6 million dwt, or 7.5% of the existing fleet. In 2017, provisional data suggest that only four MR chemical tankers totaling 0.2 million dwt were sent for demolition. In addition, chemical tankers are relatively complex vessel types to build and this increases the barriers to entry for shipyards and the pool of yards that owners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: February 25, 2018

Ship Type	Size (DWT)	Fleet		Orderbook – Feb 2018			Orderbook Delivery Schedule (M Dwt)
		Number	M Dwt	Number	M Dwt	% Fleet	2018	2019	2020	2021+
Coated IMO 2	10,000+	923	19.7	54	1.0	5%	0.5	0.2	0.3	0.1
Stainless Steel	10,000+	696	15.3	62	1.6	10%	0.8	0.5	0.2	0.0
Total		1,619	35.0	116	2.6	7.5%	1.3	0.8	0.5	0.1

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

Following an increase in rates in 2011 after the decline in 2009 and 2010, freight rates on most major trade lanes declined during 2012 as market sentiment eroded. In 2013 spot rates on most routes strengthened and in 2014 rates continued to record small gains on the back of increased vessel demand. In 2015, freight rates moved up by 4.6% on account of improved seaborne chemical trade. However, the freight rates on average declined by 4.5% in 2016 as a result of a slowdown in demand growth. Provisional data for 2017 suggest that global seaborne chemical trade grew by 4.1%, whereas, average time charter rates dropped further by 14.2%.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values show a relationship to the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; secondhand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to the complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than product tankers due to the lower volume of ordering and variation in specification. However, at the end of 2017 prices were generally 30% to 40% lower than the market peak in early 2008. Similarly, in the secondhand market, asset values in some cases have dropped by nearly 50% since 2008.

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

In 2012, the IMO’s Marine Environmental Protection Committee (“MEPC”) adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. As of January 1, 2016, amendments to Annex I, the IBC Code, require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Conditional Assessment Scheme (“CAS”). The amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (“ESP Code”), which provides for enhanced inspection programs, became mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

Sulfur content standards are stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls that may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some respects stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in United States and EU ports, as the case may be.

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

The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s personal fault and under the 1992 Protocol where the spill is caused by the ship owner’s personal act or omission or by intentional or reckless conduct. Vessels trading in the territory of a state that is a party to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The Marine Environment Protection Committee (“MEPC”) adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.

Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of the ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure and to comply with certain reporting requirements. The costs of such compliance could be material, and it is difficult to predict the overall impact of such requirements on our operations.

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

OPA contains statutory caps on liability and damages, which caps do not apply to direct clean-up costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA also require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing proof of insurance, a surety bond, self-insurance or a guaranty. We comply with the USCG’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental

Enforcement (“BSEE”) announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. president in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. president proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

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

It should also be noted that in October 2015, the U.S. Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.

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

The EU has adopted new low sulphur fuel legislation which came into effect from January 2015. This requires vessels to only burn fuel with a sulphur content which does not exceed 0.1% while they are in the territorial waters of EU member states, or EU exclusive economic zones, pollution control zones, or Sulphur Oxide Emissions Control Areas (“SOx Emissions Control Areas”). The IMO designated ECAs in other jurisdictions, such as the United States, and similar regulations also came into effect in January 2015, as discussed above under “International Maritime Organization — Air Emissions.”

Recently, the EU has adopted regulations in relation to recycling and management of hazardous materials on all ships. Parts of such regulations concerning carrying statements of compliance and an inventory of hazardous materials, became effective starting on December 31, 2015 and EU newbuilds must be compliant by December 31, 2018 (certain provisions also come into effect between December 31, 2014 and December 31, 2020 respectively). These recycling regulations apply to any vessels which are flagged under an EU member. None of our vessels are flagged under an EU member state. However, even though a vessel is flagged in a country outside of the EU, the vessel will still have to keep a record on-board an inventory of any hazardous materials on vessels and be able to submit to the relevant authorities a copy of a statement of compliance verifying this inventory.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. president announced that the U.S. is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. president signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The outcome of this order is not yet known. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

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

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

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

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 50 wholly owned subsidiaries and one 50%-owned joint venture entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report and is incorporated herein by reference, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced in March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have entered into a lease which commenced in December 2017 with a third party for office space at Pembroke, Bermuda. This lease is for an initial period of six months, with an option for an additional two year term. We have entered into leases for our offices in Singapore and Houston, Texas with third parties which commenced on March 2018 and April 2016, respectively. These leases are for periods of two years and one year respectively, with an option for a one year further term in Singapore, and automatically for successive one year terms in Houston until terminated. Average aggregate payments under these leases are approximately $0.3 million per annum.

As at February 28, 2018, all of our 28 vessels are subject to liens relating to our credit facilities.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2017, 2016, and 2015 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

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

Our Charters

We generate revenues by charging customers for the transportation of their petroleum or chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual arrangements:

•	Commercial Pools. Our vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement.
•	Spot Charter. We arrange spot employment for our vessels in-house. We are responsible for all costs associated with operating the vessel, including vessel operating expenses and voyage expenses.
•	Time Charter. Vessels we operate, and for which we are responsible for crewing and for paying other vessel operating expenses (such as repairs and maintenance, insurance, stores, lube oils, communication expenses) and technical management fees, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. As at March 27, 2018, none of our vessels were on time charter.

The table below illustrates the primary distinctions among these types of charters and contracts.

	Time Charter	Commercial Pool	Spot Charter
Typical contract length	1 – 5 years	Indefinite	Single voyage
Hire rate basis(1)	Daily	Varies (daily rate reported)	Varies
Voyage expenses(2)	Charterer pays	Pool pays	We pay
Vessel operating expenses(3)	We pay	We pay	We pay
Off-hire(4)	We pay	We pay	We pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(3)	“Vessel operating expenses” are costs of operating a vessel that are incurred during a charter, including costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.
(4)	“Off-hire” refers to the time a vessel is not available for service, due primarily to scheduled and unscheduled repairs or drydocking.

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

Drydocking. We must periodically drydock each of our vessels for inspection, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. The capitalized costs of drydockings for a given vessel are amortized on a straight line basis to the next scheduled drydocking of the vessel.

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

Factors You Should Consider When Evaluating Our Results

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others: the highly cyclical tanker industry; partial dependence on spot charters; fluctuating charter values; changing economic, political and governmental conditions affecting our industry and business, including changes in energy prices; material changes in applicable laws and regulations; level of performance by counterparties, particularly charterers; acquisitions and dispositions; increased operating expenses; increased capital expenditures; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and terms; and management turnover.

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

Recent Fleet Growth

Our current fleet consists of 28 double-hulled product and chemical tankers all of which are in operation. We acquired 14 of our vessels as second-hand vessels, of which seven of our vessels were upgraded to increase efficiency and improve performance. In 2014, 2015, 2016 and 2017 we paid an aggregate of $209.7 million, $232.5 million, $174.0 million and $1.6 million (as a deposit, the balance of $14.8 million being payable in 2018), respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. During 2011, 2012, 2013, 2014, 2015 and 2016, our fleet grew on a net basis by two, none, two, six, ten and three vessels, respectively.

In 2017, we took no deliveries, however we did pay $1.6 million as a deposit for a vessel, the Ardmore Sealancer, that was delivered in January 2018.

Operating Results

The following tables present our operating results for the years ended December 31, 2017 and 2016.

Statement of Operations for the Year Ended December 31, 2017 and December 31, 2016

	Year Ended		Variance	Variance (%)
INCOME STATEMENT DATA	Dec. 31, 2017	Dec 31, 2016
REVENUE
Revenue	$195,935,392	164,403,938	31,531,454	19%
OPERATING EXPENSES
Commissions and voyage related costs	72,737,902	37,121,398	(35,616,504)	(96)%
Vessel operating expenses	62,890,401	56,399,979	(6,490,422)	(12)%
Depreciation	34,271,091	30,091,237	(4,179,854)	(14)%
Amortization of deferred drydock expenditure	2,924,031	2,715,109	(208,922)	(8)%
General and administrative expenses:
Corporate	11,979,017	12,055,725	(76,708)	(1)%
Commercial and chartering	2,619,748	2,021,487	598,261	30%
Total operating expenses	187,422,190	140,404,935	(47,017,255)	(33)%
Profit from operations	8,513,202	23,999,003	(15,485,801)	(65)%
Interest expense and finance costs	(21,380,165)	(17,754,118)	(3,626,047)	(20)%
Interest income	436,195	164,629	271,566	165%
Loss on disposal of vessels	—	(2,601,148)	2,601,148	N/A
(Loss)/profit before taxes	(12,430,768)	3,808,366	(16,239,134)	(426)%
Income tax	(59,567)	(60,434)	867	1%
Net (loss)/profit	$(12,490,335)	3,747,932	(16,238,267)	(433)%

Revenue. Revenue for the year ended December 31, 2017 was $195.9 million, an increase of $31.5 million from $164.4 million for the year ended December 31, 2016.

The average number of owned vessels increased to 27.0 for the year ended December 31, 2017, from 24.1 for the year ended December 31, 2016, resulting in revenue days of 9,741 for the year ended December 31, 2017, as compared to 8,635 for the year ended December 31, 2016.

We had eight and ten vessels employed under time charter and pool arrangements as at December 31, 2017 and December 31, 2016, respectively. Revenue days derived from time charter and pool arrangements were 2,987 for the year ended December 31, 2017, as compared to 4,477 for the year ended December 31, 2016.

The decrease in revenue days derived from time charter and pool arrangements resulted in a decrease in revenue of $23.7 million compared to the year ended December 31, 2016, while a decrease in pool earnings for the year ended December 31, 2017 resulted in a decrease in revenue of $7.5 million compared to the year ended December 31, 2016.

We had 19 and 17 vessels employed directly in the spot market as at December 31, 2017 and December 31, 2016, respectively. For spot chartering arrangements, we had 6,754 revenue days for the year ended December 31, 2017, as compared to 4,158 for the year ended December 31, 2016. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $58.2 million compared to the year ended December 31, 2016, while changes in spot rates resulted in an increase in revenue of $4.5 million compared to the year ended December 31, 2016.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $72.7 million for the year ended December 31, 2017, an increase of $35.6 million from $37.1 million for the year ended December 31, 2016. Revenue days increased to 9,741 for the year ended December 31, 2017, as compared to 8,635 for the year ended December 31, 2016. For spot chartering arrangements, we had 6,754 revenue days for the year ended December 31, 2017, as compared to 4,158 for the year ended December 31, 2016. This increase in revenue days derived from spot chartering arrangements resulted in an increase in commissions and voyage related expenses. For vessels employed directly in the spot market, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE rate. The TCE rate for our fleet was $12,709 per day for the year ended December 31, 2017, a decrease of $2,076 per day from $14,785 per day for the year ended December 31, 2016.

Vessel operating expenses. Vessel operating expenses were $62.9 million for the year ended December 31, 2017, an increase of $6.5 million from $56.4 million for the year ended December 31, 2016. This increase is primarily due to an increase in the number of vessels in operation for 2017. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Average operating costs per vessel per day, including technical management fees, were $6,298 for the year ended December 31, 2017, as compared to $6,405 for the year ended December 31, 2016

Depreciation. Depreciation expense for the year ended December 31, 2017 was $34.3 million, an increase of $4.2 million from $30.1 million for the year ended December 31, 2016. The increase is due to an increase in the average number of owned vessels to 27.0 for 2017 from 24.1 for 2016.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the year ended December 31, 2017 was $2.9 million, as compared to $2.7 million for the year ended December 31, 2016. There were five drydockings in 2017 which was consistent with 2016. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and administrative expenses: Corporate. Corporate related general and administrative expenses for the year ended December 31, 2017 were $12.0 million, in line with $12.1 million for the year ended December 31, 2016. Average headcount increased to 30 for the year ended December 31, 2017 as compared to 29 for the year ended December 31, 2016.

General and administrative expenses: Commercial and Chartering. Commercial and chartering related general and administrative expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot market trading activities. These commercial and chartering expenses for the year ended December 31, 2017 were $2.6 million compared to $2.0 million for the year ended December 31, 2016. This increase reflects the expansion of chartering and commercial activities in our

Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the year ended December 31, 2017. Average headcount increased to 16 as compared to seven for the year ended December 31, 2016.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred finance fees and are net of capitalized interest) for the year ended December 31, 2017 were $21.4 million, as compared to $17.8 million for the year ended December 31, 2016. Cash interest expense increased by $4.0 million to $18.3 million for 2017 from $14.3 million for 2016. The increase in interest expense and finance costs was primarily due to an increased average LIBOR rate during the year as well as a change in debt structure due to the new capital leases. Amortization of deferred finance charges for 2017 was $3.1 million, compared to $3.4 million for 2016. The 2016 amount includes a write-off of deferred finance fees of $0.6 million relating to the sale of the Ardmore Calypso, the Ardmore Capella and the Ardmore Centurion.

Statement of Operations for the Year Ended December 31, 2016 and December 31, 2015

	Year Ended		Variance	Variance (%)
INCOME STATEMENT DATA	Dec. 31, 2016	Dec 31, 2015
REVENUE
Revenue	$164,403,938	157,882,259	6,521,679	4%
OPERATING EXPENSES
Commissions and voyage related costs	37,121,398	30,137,173	(6,984,225)	(23)%
Vessel operating expenses	56,399,979	46,416,510	(9,983,469)	(22)%
Depreciation	30,091,237	24,157,022	(5,934,215)	(25)%
Amortization of deferred drydock expenditure	2,715,109	2,120,974	(594,135)	(28)%
General and administrative expenses:
Corporate	12,055,725	10,418,876	1,636,849	16%
Commercial and chartering	2,021,487	329,746	1,691,741	513%
Total operating expenses	140,404,935	113,580,301	(26,824,634)	(24)%
Profit from operations	23,999,003	44,301,958	(20,302,955)	(46)%
Interest expense and finance costs	(17,754,118)	(12,282,704)	(5,471,414)	(45)%
Interest income	164,629	15,571	149,058	957%
Loss on disposal of vessels	(2,601,148)	—	(2,601,148)	N/A
Profit before taxes	3,808,366	32,034,825	(28,226,459)	(88)%
Income tax	(60,434)	(79,860)	19,426	24%
Net profit	$3,747,932	31,954,965	(28,207,033)	(88)%

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

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the year ended December 31, 2016 was $2.7 million, as compared to $2.1 million for the year ended December 31, 2015. This increase is due to the timing of scheduled drydockings occurring across the fleet; there were five drydockings in 2016 as compared to three in 2015. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and administrative expenses: Corporate. Corporate related general and administrative expenses for the year ended December 31, 2016 were $12.1 million, as compared to $10.4 million for the year ended December 31, 2015. The increase reflects additional staff and travel costs associated with operating a larger fleet. Average headcount was 29 for the year ended December 31, 2016 as compared to 24 for the year ended December 31, 2015. Non-recurring transactions fees of $0.9 million were also incurred in 2016.

General and administrative expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations department in connection with our spot market trading activities. Commercial and chartering related general and administrative expenses for the year ended December 31, 2016 were $2.0 million compared to $0.3 million for the year ended December 31, 2015. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the year ended December 31, 2016. Average headcount increased to seven as compared to one for the year ended December 31, 2015.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest, capital lease interest, amortization of deferred finance fees and are net of capitalized interest) for the year ended December 31, 2016 were $17.8 million, as compared to $12.3 million for the year ended December 31, 2015. Cash interest expense increased by $1.3 million to $14.3 million for 2016 from $13.0 million for 2015. The increase in interest expense and finance costs was primarily as a result of an increase in costs following the delivery of the six acquired vessels, partially offset by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016 and the sale of the Ardmore Calypso, Ardmore Capella and Ardmore Centurion. Capitalized interest, which relates to vessels under construction, amounted to nil for 2016, as compared to $2.4 million for 2015 as there were no vessels under construction during 2016. Amortization of deferred finance charges for 2016 was $3.4 million, compared to $1.7 million for 2015. The 2016 amount includes a write-off of deferred finance fees of $0.6 million relating to the sale of the Ardmore Calypso, the Ardmore Capella and the Ardmore Centurion.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents with the majority of our cash in the currency of U.S. Dollars, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at December 31, 2017, our total cash and cash equivalents were $39.5 million, a decrease of $16.5 million from $56 million as at December 31, 2016, following payments made for long term debt. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

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

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, lease financings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and capital leases are described in Notes 8 (“Debt”) and 9 (“Capital leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2017, we were in compliance with all covenants relating to our financing facilities.

Cash Flow Data for the Years Ended December 31, 2017, 2016 and 2015

	For the years ended
CASH FLOW DATA	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Net cash provided by operating activities	$18,416,228	42,634,500	37,659,686
Net cash used in investing activities	$(2,282,251)	(122,311,231)	(232,849,734)
Net cash (used in)/provided by financing activities	$(32,629,443)	95,520,221	175,419,834

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

For the year ended December 31, 2017, cash flow provided by operating activities was $18.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $28.2 million. Changes in operating assets and liabilities resulted in an outflow of $6.0 million and drydock payments were $3.8 million.

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

Cash used in investing activities

For the year ended December 31, 2017, net cash used in investing activities was $2.3 million. Payments for vessel equipment and vessels acquired were $0.4 million for 2017. Proceeds from sale of vessels were $0 million. Payments for deposit to purchase a new vessel was $1.6 million. Payments for office equipment, and fixtures and fittings and leasehold improvements were $0.3 million.

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

Cash (used in)/provided by financing activities

For the year ended December 31, 2017, the net cash used in financing activities was $32.6 million. Drawdowns of long-term debt amounted to $11.0 million and repayments of debt amounted to $62.7 million. Total principal repayments of the capital lease arrangement were $2.0 million and total proceeds from capital lease were $33.1 million. We also incurred payments of $0.8 million relating to deferred finance charges for loan facilities. As part of GA Holdings LLC’s sale of its 5,787,942 remaining shares of our common stock, we repurchased 1,435,654 common shares for $11.1 million (excluding professional fees). In connection with GA Holdings LLC’s public offering of our common shares in November 2017, we granted the underwriter an option to purchase additional shares of our common stock, which option the underwriter exercised in January 2018, for a total of 305,459 shares, resulting in proceeds to us of $2.4 million.

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

Capital Expenditures

Drydock

Five of our vessels completed drydock surveys in 2017. The drydocking schedule for our vessels that were in operation as of December 31, 2017 is as follows:

	For the years ended December 31
	2018	2019	2020	2021
Number of vessels in drydock (excluding in-water surveys)	8	9	11	14

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

Dividends

We did not pay any dividends during 2017. On February 29, May 31 and August 31, 2016, we paid cash dividends on our common stock of $0.13, $0.16 and $0.11 per share, respectively. We did not pay a dividend for the quarters ended September 30, 2016 and December 31, 2016. On April 2, 2015, we introduced our Dividend Reinvestment Plan. The plan allows existing shareholders to purchase additional common shares by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the plan participant.

On September 8, 2015, we announced a change to our dividend policy to a constant payout ratio policy. Under the new policy we expect to pay out as dividends on a quarterly basis 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items).

C. Research and Development, Patent and Licenses, etc.

Not applicable.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations on vessel finance and certain other obligations as at December 31, 2017. As of that date, we had no such obligations or commitments due after the year ending December 31, 2026.

	FY 2018	FY 2019 – 2021	FY 2022 – 2026	Total
Debt	$39,282,538	$118,873,134	$254,511,195	$412,666,867
Capital lease(1)	6,241,500	24,957,400	21,663,300	52,862,200
Interest expense(2)	17,799,582	44,897,621	8,071,988	70,769,191
Office space	394,076	931,215	1,231,033	2,556,324
	63,717,696	189,659,370	285,477,516	538,854,582

(1)	Capital lease relates to amounts payable under bareboat arrangements and includes interest expenses and lease amortization.
(2)	The interest expense on our loans is variable and based on LIBOR. The amounts in the above schedule were calculated using the average three month forward rate each year plus a margin of 2.61%, which is the weighted average margin on our senior loan facilities.

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

If a time charter agreement exists, the rate is fixed or determinable, service is provided and collection of the related revenue is reasonably assured, then we recognize revenues over the term of the time charter. We do not recognize revenue during days the vessel is off-hire. Where the time charter contains a profit or loss sharing arrangement, the profit or loss is recognized based on amounts earned or incurred as of the reporting date.

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

Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected off-hire and scrap values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of internally forecasted rates that are consistent with forecasts provided to senior management and our board of directors, and the trailing 10-year historical average one-year time charter rates, based on average rates published by maritime researchers. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, and management believes the use of estimates based on the combination of internally forecasted rates and 10-year historical average rates calculated as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Utilization is based on historical levels achieved and estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2017 and 2016, at which time we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2017, and, accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, drydock, upgrades, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

	Built	DWT	Carrying Value as at
			Dec 31, 2017	Dec 31, 2016
Ardmore Seavaliant	2013	49,998	$32,923,845	34,262,668
Ardmore Seaventure	2013	49,998	33,348,321	34,966,913
Ardmore Seavantage	2014	49,997	34,601,415	36,061,469
Ardmore Seavanguard	2014	49,998	34,831,576	36,182,350
Ardmore Sealion	2015	49,999	32,532,554	33,830,879
Ardmore Seafox	2015	49,999	32,558,750	33,866,043
Ardmore Seawolf	2015	49,999	32,992,041	34,312,408
Ardmore Seahawk	2015	49,999	33,411,594	34,735,082
Ardmore Endeavour	2013	49,997	31,439,384	32,816,175
Ardmore Enterprise	2013	49,453	26,721,641	27,779,368
Ardmore Endurance	2013	49,466	26,536,082	27,556,773
Ardmore Explorer	2014	49,494	27,965,820	29,072,282
Ardmore Encounter	2014	49,478	28,080,154	29,215,366
Ardmore Exporter	2014	49,466	28,037,334	29,163,447
Ardmore Engineer	2014	49,420	28,046,579	29,121,802
Ardmore Seafarer	2004	45,744	17,842,801	18,354,589
Ardmore Seatrader	2002	47,141	15,939,134	16,885,419
Ardmore Seamaster	2004	45,840	17,942,029	18,495,912
Ardmore Seamariner	2006	45,726	18,954,758	20,432,294
Ardmore Sealeader	2008	47,463	20,323,757	21,906,224
Ardmore Sealifter	2008	47,472	19,728,310	21,070,011
Ardmore Dauntless	2015	37,764	33,060,258	34,428,995
Ardmore Defender	2015	37,791	33,244,876	34,540,079
Ardmore Cherokee	2015	25,215	28,290,727	29,481,020
Ardmore Cheyenne	2015	25,217	28,529,108	29,719,569
Ardmore Chinook	2015	25,217	28,822,912	30,010,758
Ardmore Chippewa	2015	25,217	29,229,248	30,425,813
Total			$755,935,008	788,693,708

We estimate that the aggregate carrying value of these vessels exceeded their aggregate basic market value by approximately $56 million as at December 31, 2017, $71.3 million as at December 31, 2016 and $12.2 million as at December 31, 2015. We believe that 17 of our vessels’ carrying values exceeded the basic market value as of December 31, 2017, and that 19 of our vessels’ carrying values exceeded the basic market value as of December 31, 2016 and that eight of our vessels’ carrying values exceeded the basic market value as of December 31, 2015. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 10% reduction in forecasted vessel utilization and a 10% reduction in time charter rates and, in each scenario, the future undiscounted cash flows significantly exceeded the carrying value of each of our vessels.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of seven directors. Each director elected holds office for a three-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2020 annual meeting of shareholders, Class II directors serve for a term expiring at the 2018 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2019 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke HM08, Bermuda.

Name	Age	Class	Position
Mr. Mark Cameron	52	N/A	Executive Vice President and Chief Operating Officer
Mr. Brian Dunne	51	III	Director, Chairman of the Audit Committee, Member of the Nominating and Corporate Governance Committee
Mr. Albert Enste	59	I	Director, Member of the Compensation Committee
Mr. Anthony Gurnee	58	II	Chief Executive Officer, President and Director
Mr. Reginald Jones	58	III	Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee, Chairman of the Compensation Committee
Mr. Alan Robert McIlwraith	62	II	Director, Member of the Audit Committee
Mr. Curtis McWilliams	62	III	Director, Member of the Audit Committee and Nominating and Corporate Governance Committee
Mr. Gernot Ruppelt	36	N/A	Senior Vice President and Chief Commercial Officer
Dr. Peter Swift	73	I	Director, Member of the Compensation Committee
Mr. Paul Tivnan	38	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Biographical information with respect to each of our directors and executive officers is set forth below.

Mark Cameron is the Executive Vice President and Chief Operating Officer for Ardmore. Mr. Cameron joined Ardmore as Executive Vice President and Chief Operating Officer and was appointed an alternate director in June 2010. In addition, Mr. Cameron is the current Chairman of the International Parcel Tankers Association

(IPTA), is on the Board of the West Of England P&I Club and is also an advisory Board Member to the NGO Carbon War Room. From 2008 to 2010, Mr. Cameron served as Vice President, Strategy and Planning for Teekay Marine Services, Teekay Corporation’s internal ship management function. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine and later AP Moller, including time served onboard bulk carriers, salvage tugs, tankers, general cargo, reefer and container ships. Mr. Cameron has held a number of senior management roles ashore specializing in integrating acquisitions covering all facets of ship management, as well as sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision.

Brian Dunne has been a director of Ardmore since June 2010. He is also a director of ReAssure Group and Ark Life Assurance Company (subsidiaries of SwissRe in the UK and Ireland), Aergen Aviation Finance and Chorus Aviation Capital. He was previously the Chairman of Aviva’s health insurance business in Ireland, a director of its Irish life and pensions business and a director of several other private companies. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from the University College Dublin.

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

Reginald Jones is our Chairman and a director. Mr. Jones has been the Chairman and a director of Ardmore since 2010. Mr. Jones is a co-founder and Managing Partner of Greenbriar Equity Group LLC, a private equity firm managing over $3 billion of equity capital. Prior to founding Greenbriar in 1999, Mr. Jones spent 13 years at Goldman, Sachs & Co., where he was a Managing Director and Group Head of global transportation investment banking. Prior to Goldman Sachs, he worked as a consultant at Bain & Company. Mr. Jones earned a BA from Williams College and an MBA from the Harvard Business School.

Robert McIlwraith has served as a director of Ardmore since its IPO in August 2013. Mr. McIlwraith has been the owner of Redwood Management Consultants since April 2011 and has served as Chairman of the Exeter Initiative for Science and Technology (ExIST) since June 2011 and as a director of Exeter Science Park Ltd. since 2014. He has also served as Chairman of the Trustees of AmSafe Bridport Pension Scheme since 2000 and has been lecturing and teaching Operations Management, Accounting and Finance and Management Studies at INTO University of Exeter since January 2011. He has been a Trustee of Sidmouth Hospiscare since 2011. He previously served as the Interim President of Align Aerospace France from September 2016 to April 2017 and October 2011 to August 2012 and as a Managing Director and Executive

Vice President for the global aerospace and defense business AmSafe Bridport from 1998 to 2011. Mr. McIlwraith earned his Bachelor’s degree in Mechanical Engineering from Cardiff University and is a Chartered Engineer and a Fellow of the Institution of Mechanical Engineers.

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

Gernot Ruppelt is our Chief Commercial Officer and Senior Vice President. Mr. Ruppelt has been in charge of Ardmore’s commercial activities since joining as Chartering Director in 2013, and was promoted to his current position in December 2014. Mr. Ruppelt has extensive commercial and management experience in the maritime industry. Prior to Ardmore he had been a Projects Broker with Poten & Partners in New York for five years and, for seven years before that, Mr. Ruppelt worked for Maersk Broker and A.P. Moller — Maersk in Copenhagen, Singapore and Germany. Mr. Ruppelt is a director of Anglo Ardmore Ship Management Limited. He also represents Ardmore at the INTERTANKO Council and as a member of their Worldscale & Markets Committee. Mr. Ruppelt completed the two-year ‘Maersk International Shipping Education’ program and graduated from Hamburg Shipping School. He is also a member of the Institute of Chartered Shipbrokers in London.

Peter Swift has served as a director of Ardmore since its IPO in August 2013. Dr. Swift has had a distinguished career spanning more than 50 years in the maritime industry, and is presently serving in international non-profit and charitable directorships, including acting as the Vice Chairman of the Sailors’ Society and Trustee Member for the Maritime Piracy Humanitarian Response Programme (ISWAN), as a Member of the American Bureau of Shipping, the IMO Committee of the Royal Institution of Naval Architects and the Green Award Foundation, and as a Director of the Maritime Industry Foundation. Dr. Swift was previously the Managing Director of INTERTANKO from 2000 to 2010 and a Director of Seascope Shipping Limited from 1999 to 2001. He was employed by Royal Dutch Shell from 1975 to 1999 in a range of commercial and technical roles. Dr. Swift holds a PhD in Transport Economics, an MS in Engineering degree from the University of Michigan, and a BSc in Naval Architecture from the University of Durham. He is a Chartered Engineer, a Fellow of the Royal Institution of Naval Architects and Member of the Society of Naval Architects and Marine Engineers.

Paul Tivnan is our Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Ardmore. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. From 2002 to 2010, he was employed at Ernst & Young in the Financial Services Advisory department specializing in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS in Accounting each from Dublin City University. He is a graduate of the London Business School Executive Leadership program, a Fellow of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

B. Compensation of Directors and Senior Management

We paid $2.5 million in aggregate compensation to members of our senior executive officers for 2017. For 2017, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $20,000 for each committee for which a director served as Chairman, $10,000 for each member of the audit committee and $5,000 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chairman received an additional $65,000 per year. We paid $660,000 in aggregate compensation to our directors for

2017. Our officers and directors are eligible to receive awards under our equity incentive plan, which is described below under “— Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with those of our shareholders. In this regard, we have determined that it generally is beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect that a meaningful component of the compensation packages for our directors and management will consist of equity interests in Ardmore in order to promote this alignment of interests.

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

Stock Appreciation Rights

As of December 31, 2017, ASC had granted 1,349,154 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of Ardmore’s common stock, based on the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR.

The weighted average exercise price for the SARs outstanding as of December 31, 2017 was $13.16 (the same as in 2016).

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

As of December 31, 2017 there had been five issuances of SARs: August 2013 (1,078,125 units), March 2014 (22,118 units), June 2014 (5,595 units), March 2015 (37,797 units), and January 2016 (205,519 units). The first SARs awards vest and become exercisable ratably over five years from the date of grant of the SAR award (i.e., 20% of the shares covered by the SAR award vest on each of the first five anniversaries of the grant date), and the second, third, fourth and fifth SAR awards are scheduled to vest and become exercisable ratably over three years from the date of grant of the SAR award (i.e., 33% of the shares covered by the SAR award vest on each of the first three anniversaries of the grant date), subject to, and conditioned upon, the grantee’s continued service as an employee, officer or director of us or one of our subsidiaries or affiliates.

However, vesting on all SAR awards up to July 31, 2016 was subject to the market condition that the fair market value of a share of our common stock is equal to more than two times the SAR’s per share exercise price and has remained above such amount for 30 consecutive days. On that date the vesting reverted to being solely dependent on time of service. The SAR awards may receive accelerated vesting in cases of termination of service due to death or disability or in connection with a change of control of the Company. The SAR awards have a term of seven years from the date of grant and in no event will the SAR be exercisable to any extent following the seventh anniversary of the grant date. The SAR awards are subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in the equity incentive plan document. Please see Note 18 “Share based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards.

C. Board Practices

Our board of directors currently consists of seven directors, five of whom, Brian Dunne, Peter Swift, Alan Robert McIlwraith, Albert Enste, and Curtis McWilliams have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. The size of the board was reduced from eight to seven directors upon the resignation of former director Niall McComiskey in December 2017 following the disposition by GA Holdings LLC of all of our shares it owned. Our Audit Committee consists of Brian Dunne, as Chairman, Alan Robert McIlwraith, and Curtis McWilliams. Our board of directors has determined that Mr. Dunne qualifies as an “audit committee financial expert” as such term is defined under SEC rules. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Nominating and Corporate Governance Committee consists of Reginald Jones (a non-independent member of our board of directors) as Chairman, Brian Dunne and Curtis McWilliams. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee consists of Reginald Jones, as Chairman, Peter Swift and Albert Enste. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D. Employees

As of December 31, 2017, approximately 1,060 seagoing staff serve on the vessels that we manage and approximately 46 permanent staff serve on shore. This compares with approximately 1,027 seafarers and approximately 45 staff on shore as of December 31, 2016 and reflects the growth in our fleet. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with four of our executives: Mark Cameron, our Executive Vice President and Chief Operating Officer; Anthony Gurnee, our President and Chief Executive Officer; Gernot Ruppelt, our Senior Vice President and Chief Commercial Officer; and Paul Tivnan, our Senior Vice President and Chief Financial Officer. These employment agreements became effective as of August 1, 2013 and terminate in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include one year non-solicitation and one year non-compete clauses following the cessation of the employee’s employment with us.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership, as of February 28, 2018 (except as otherwise noted), of our common stock by:

•	each person or entity known by us to beneficially own 5% or more of our common stock; and
•	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after February 28, 2018 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Identity of person or group	Shares Beneficially Owned
	Number		Percentage(1)
Donald Smith & Co., Inc.(2)	3,063,262		9.44%
FMR LLC(3)	2,540,670		7.83%
Royce and Associates LP(4)	2,108,775		6.50%
Aristotle Capital Boston, LLC(5)	2,058,374		6.34%
Russell Investments Group Ltd(6)	2,000,505		6.17%
Cross River Capital Management LLC(7)	1,675,013		5.16%
Boston Partners(8)	1,669,220		5.14%
All directors and executive officers as a group		*	*

(1)	Based on 32,445,415 shares of common stock outstanding on February 28, 2018.
(2)	This information is based on the Schedule 13G filed with the SEC on February 12, 2018.
(3)	This information is based on the Amendment No. 3 to Schedule 13G filed with the SEC on February 13, 2018.
(4)	This information is based on the Amendment No. 2 to Schedule 13G filed with the SEC on January 24, 2018.
(5)	This information is based on the Schedule 13G filed with the SEC on February 14, 2018.
(6)	This information is based on the Form 13F filed with the SEC on February 6, 2018.
(7)	This information is based on the Schedule 13G filed with the SEC on February 20, 2018 and was filed by the parties noted below. Cross River Capital Management LLC, Cross River Management LLC and Cross River Partners LP beneficially own 1,623,913 shares and Richard Murphy beneficially owns 1,675,013 shares.
(8)	This information is based on the Schedule 13G filed with the SEC on February 13, 2018.
*	Less than 1% of outstanding shares of our common stock.

As of February 28, 2018, we had two shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 32,323,095 shares of our common stock, representing approximately 99.62% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands in May 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, in April 2010. In August 2013, we completed our IPO of shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. In June 2016, we completed a public offering of 7,500,000 common shares, of which GA Holdings LLC purchased 1,277,250 shares. In November 2017, GA Holdings LLC disposed the balance of its remaining 5,787,942 common shares, of which 5,579,978 shares were sold in an underwritten public secondary offering, 85,654 shares were repurchased by us in a private transaction, and 122,310 shares were distributed to certain of its members, including Anthony Gurnee, our chief executive officer and a member of our board of directors. In addition to the 85,654 shares we repurchased from GA Holdings LLC in a private transaction, we also purchased from the underwriter 1,350,000 shares of our common stock that were sold by GA Holdings LLC in the secondary offering, with the price of all such repurchases by us being equal to the price per share at which GA Holdings LLC sold shares to the underwriters in the public offering. Prior to the November 2017 secondary offering, two members of our board of directors, Reginald Jones and Niall McComiskey, were affiliated with our largest shareholder, GA Holdings LLC. Following the offering, Niall McComiskey resigned from our board of directors. Reginald Jones remains a member of our board of directors.

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

FOR THE YEAR ENDED	HIGH	LOW
December 31, 2013(1)	$15.84	$11.32
December 31, 2014	15.41	8.25
December 31, 2015	15.07	9.55
December 31, 2016	12.69	5.00
December 31, 2017	9.05	6.60

FOR THE QUARTER ENDED	HIGH	LOW
March 31, 2016	$12.69	$7.11
June 30, 2016	9.96	6.46
September 30, 2016	8.37	6.52
December 31, 2016	7.58	5.00
March 31, 2017	8.15	6.60
June 30, 2017	8.75	6.95
September 30, 2017	8.50	6.87
December 31, 2017	9.05	7.50

FOR THE MONTHS ENDED	HIGH	LOW
September 30, 2017	$8.30	$7.18
October 31, 2017	9.05	8.15
November 30, 2017	9.00	7.95
December 31, 2017	8.35	7.50
January 31, 2018	8.32	6.90
February 28, 2018	7.95	6.40
March 31, 2018(2)	8.15	7.35

(1)	Commencing with the date of our IPO on August 1, 2013
(2)	For the period ended March 26, 2018

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

C. Material Contracts

Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included in Note 8 (“Debt”) to our consolidated financial statements included in this Annual Report with respect to our credit facilities. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E. Taxation of Holders

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations that may be relevant to us and our shareholders. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock and persons who own our stock through an “applicable partnership interest”, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

We believe that we satisfy the Publicly-Traded Test for our 2017 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2017 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly-Traded Test for the 2017 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2017 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regards to our or our subsidiaries’ qualification for the Section 883 exemption.

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

To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 35% for the 2017 taxable year and a rate of 21% for future taxable years. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as foreign source dividend income and will generally constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

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

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated as a PFIC for any future taxable year. Our belief is based principally on the position that the gross income we derive from time chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda. We file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website at www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Management’s evaluation as of December 31, 2017 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2017.

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

Item 16. Reserved

Item 16.A. Audit Committee Financial Expert

Our audit committee consists of Mr. Brian Dunne, Mr. Alan Robert McIlwraith, and Mr. Curtis McWilliams. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC, and our board of directors has determined that Mr. Brian Dunne qualifies as an “audit committee financial expert”, as such term is defined by the SEC.

Item 16.B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, chief executive officer, chief financial officer, principal accounting officer and other key management personnel. The code is available for review on our website at www.ardmoreshipping.com.

Item 16.C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2017 and 2016 were Ernst & Young. The audit fees for the audit of the years ended December 31, 2017 and 2016 were $0.4 million for each such period.

Audit-Related Fees

The audit-related fees billed by our principal accountants in 2017 and 2016 were $142,000 and $60,000, respectively.

Tax Fees

There were no tax fees billed by our principal accountants in 2017 or 2016.

All Other Fees

There were no other fees billed by our principal accountants in 2017 or 2016.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2017 and 2016.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 31, 2017, we announced that our board of directors had terminated our previous share repurchase plan and approved a new share repurchase plan (the “New Plan”), which authorizes us to repurchase up to $25 million of shares of our common stock through to August 31, 2020.

We may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the New Plan to repurchase any shares, and at any time we may suspend, delay or discontinue the New Plan.

During the year ended December 31, 2017, we repurchased 1,435,654 common shares at a weighted-average price of approximately $7.72 per share for a total of approximately $11.1 million from GA Holdings LLC, formerly our largest shareholder. The repurchase was conducted outside of the New Plan. Please read Item 7 “Major Shareholders and Related Party Transactions — B. Related Party Transactions”.

Common Shares

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
November 2017	1,435,654	$7.72	0	$25,000,000

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

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

The following are the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which differences are permitted by NYSE rules for “foreign private issuers” such as Ardmore Shipping Corporation:

•	The NYSE requires that U.S. issuers have an audit committee, a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Our audit committee currently consists of three independent directors. Our compensation committee currently consists of two independent directors and one non-independent director. Our nominating and corporate governance committee currently consists of two independent directors and one non-independent director.
•	The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans. Our board of directors approves such adoption in lieu of such shareholder approval.
•	The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Item 16.H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See index to Financial Statements on page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2	Term Loan Facility, dated January 13, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V. (incorporated herein by reference to Exhibit 4.2 to the Company’s Report on Form 20-F filed with the SEC on April 6, 2016).
4.3	Term Loan Facility, date January 13, 2016, by and among Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (PUBL) and Nordea Bank Finland Plc (incorporated herein by reference to Exhibit 4.3 to the Company’s Report on Form 20-F filed with the SEC on April 6, 2016).
4.4	Amendment No. 1 to Term Loan Facility, dated August 4, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V., and the other financial institutions party thereto (incorporated herein by reference to Exhibit 4.4 to the Company’s Report on Form 20-F filed with the SEC on March 13, 2017).
4.5	Term Loan Facility, dated July 29, 2016, Saltee Shipco LLC, Blasket Shipco LLC, Ballycotton Shipco LLC, Killary Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V., and the other financial institutions party thereto (incorporated herein by reference to Exhibit 4.5 to the Company’s Report on Form 20-F filed with the SEC on March 13, 2017).
4.6	Share Purchase Agreement, dated November 26, 2017, between the Company and GA Holdings.
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young

Exhibit Number	Description
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2016 and 2017;
(ii) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017;
(iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2016 and 2017;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and
(v) Notes to Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARDMORE SHIPPING CORPORATION

By:	/s/ Anthony Gurnee Anthony Gurnee Chief Executive Officer (Principal Executive Officer)

Date: March 29, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ardmore Shipping Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2011.
Dublin, Ireland

March 29, 2018

Ardmore Shipping Corporation

Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

		As at
	Notes	Dec 31, 2017	Dec 31, 2016
ASSETS
Current assets
Cash and cash equivalents	4	39,457,407	55,952,873
Receivables, trade	5	27,264,803	23,148,782
Working capital advances	6	3,100,000	3,300,000
Prepayments		1,412,875	803,003
Advances and deposits		3,015,807	3,136,362
Other receivables		—	82,636
Inventories		9,632,246	7,339,252
Total current assets		83,883,138	93,762,908
Non-current assets
Vessels and equipment, net of accumulated depreciation of $110.2 million (2016: $76.2 million)	7	751,816,840	785,461,415
Deferred drydock expenditure, net of accumulated amortization of $10.8 million (2016: $7.8 million)	7	4,118,168	3,232,293
Deposit for vessel acquisition	7	1,635,000	—
Leasehold improvements, net of accumulated depreciation of $96k (2016: $42k)	7	446,532	488,561
Other non-current assets, net of accumulated depreciation of $0.6 million (2016: $0.4 million)	7	3,640,311	697,546
Total non-current assets		761,656,851	789,879,815
TOTAL ASSETS		845,539,989	883,642,723
LIABILITIES AND EQUITY
Current liabilities
Payables, trade		16,104,399	14,448,043
Charter revenue received in advance		—	507,780
Other payables		6,265	5,354
Accrued interest on loans		1,537,976	2,067,991
Current portion of long-term debt	8	37,071,548	41,827,480
Current portion of capital lease obligations	9	3,537,466	159,028
Total current liabilities		58,257,654	59,015,676
Non-current liabilities
Non-current portion of long-term debt	8	367,352,022	411,385,626
Non-current portion of capital lease obligations	9	38,956,553	8,971,622
Total non-current liabilities		406,308,575	420,357,248
Equity
Share capital ($0.01 par value, 250,000,000 shares authorised, 34,061,357 issued and 32,139,956 outstanding at December 31, 2017 and 34,061,357 issued and 33,575,610 outstanding at December 31, 2016)		340,613	340,613
Additional paid in capital		405,549,985	405,279,257
Treasury stock (1,921,401 shares at December 31, 2017 and 485,747 shares at December 31, 2016)		(15,348,909)	(4,272,477)
Accumulated (deficit)/surplus		(9,567,929)	2,922,406
Total equity		380,973,760	404,269,799
TOTAL LIABILITIES AND EQUITY		845,539,989	883,642,723

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Consolidated Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

		For the years ended
	Notes	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
REVENUE
Revenue		195,935,392	164,403,938	157,882,259
OPERATING EXPENSES
Commissions and voyage related costs		72,737,902	37,121,398	30,137,173
Vessel operating expenses		62,890,401	56,399,979	46,416,510
Depreciation		34,271,091	30,091,237	24,157,022
Amortization of deferred drydock expenditure		2,924,031	2,715,109	2,120,974
General and administrative expenses	12
Corporate		11,979,017	12,055,725	10,418,876
Commercial and chartering		2,619,748	2,021,487	329,746
Total operating expenses		187,422,190	140,404,935	113,580,301
Profit from operations		8,513,202	23,999,003	44,301,958
Interest expense and finance costs	13	(21,380,165)	(17,754,118)	(12,282,704)
Interest income	14	436,195	164,629	15,571
Loss on disposal of vessels	10	—	(2,601,148)	—
(Loss)/profit before taxes		(12,430,768)	3,808,366	32,034,825
Income tax	15	(59,567)	(60,434)	(79,860)
Net (loss)/profit		(12,490,335)	3,747,932	31,954,965
Net (loss)/earnings per share, basic and diluted	16	(0.37)	0.12	1.23
Weighted average number of common shares outstanding, basic and diluted		33,441,879	30,141,891	26,059,122

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Consolidated Statement of Changes in Equity
(Expressed in U.S. dollars, unless otherwise stated)

	Number of Shares Outstanding	Share Capital	Additional paid-in capital	Treasury stock	Accumulated (deficit)/surplus	TOTAL
Balance as at January 1, 2015	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093
Share based compensation	—	—	1,436,505	—	—	1,436,505
Dividend payments	229,711	2,297	(2,292,266)	—	(10,690,316)	(12,980,285)
Income for year	—	—	—	—	31,954,965	31,954,965
Balance as at December 31, 2015	26,210,311	263,297	338,226,370	(1,278,546)	10,400,157	347,611,278
Net proceeds from equity offering	7,500,000	75,000	63,852,414	—	—	63,927,414
Share based compensation	—	—	1,304,325	—	—	1,304,325
Repurchase of common stock	(366,347)	—	—	(2,993,931)	—	(2,993,931)
Dividend payments	231,646	2,316	1,896,148	—	(11,225,683)	(9,327,219)
Income for year	—	—	—	—	3,747,932	3,747,932
Balance as at December 31, 2016	33,575,610	340,613	405,279,257	(4,272,477)	2,922,406	404,269,799
Share based compensation	—	—	457,046	—	—	457,046
Repurchase of common stock	(1,435,654)	—	(186,318)	(11,076,432)	—	(11,262,750)
Loss for year	—	—	—	—	(12,490,335)	(12,490,335)
Balance as at December 31, 2017	32,139,956	340,613	405,549,985	(15,348,909)	(9,567,929)	380,973,760

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Consolidated Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Notes	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
OPERATING ACTIVITIES
Net (loss)/profit		(12,490,335)	3,747,932	31,954,965
Non-cash items:
Depreciation		34,271,091	30,091,237	24,157,022
Amortization of deferred drydock expenditure		2,924,031	2,715,109	2,120,974
Share based compensation		457,046	1,304,325	1,436,505
Loss on disposal of vessels		—	2,601,148	—
Amortization of deferred finance charges	13	3,060,525	3,415,452	1,711,481
Changes in operating assets and liabilities:
Receivables, trade		(4,116,021)	3,040,535	(21,203,416)
Working capital advances		200,000	175,000	(2,975,000)
Prepayments		(609,872)	239,356	(358,597)
Advances and deposits		120,555	375,510	(458,880)
Other receivables		82,636	(58,683)	612,511
Inventories		(2,292,994)	(3,369,769)	(1,483,143)
Payables, trade		1,656,356	1,965,503	5,443,919
Charter revenue received in advance		(507,780)	(684,537)	(350,546)
Other payables		911	(139,578)	(503,173)
Accrued interest on loans		(530,015)	315,765	869,632
Deferred drydock expenditure		(3,809,906)	(3,099,805)	(3,314,568)
Net cash provided by operating activities		18,416,228	42,634,500	37,659,686
INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment		(372,504)	(174,012,168)	(232,497,213)
Net proceeds from sale of vessels		—	52,656,414	—
Transfer to segregated account in respect of agreement to buy new vessels		(1,635,000)	—	—
Payments for leasehold improvements		(12,279)	(530,717)	—
Payments for other non-current assets		(262,468)	(424,760)	(352,521)
Net cash used in investing activities		(2,282,251)	(122,311,231)	(232,849,734)
FINANCING ACTIVITIES
Proceeds from long-term debt		11,092,157	110,010,000	216,490,000
Repayments of long-term debt		(62,691,746)	(42,208,171)	(24,753,641)
Proceeds from capital leases		33,120,000	9,245,749	—
Repayments of capital leases		(2,060,264)	(27,097,348)	(1,702,981)
Payments for deferred finance charges		(826,840)	(6,036,243)	(1,633,259)
Net proceeds from equity offering		—	63,927,416	—
Repurchase of common stock		(11,262,750)	(2,993,931)	—
Payment of dividend		—	(9,327,251)	(12,980,285)
Net cash (used in)/provided by financing activities		(32,629,443)	95,520,221	175,419,834
Net (decrease)/increase in cash and cash equivalents		(16,495,466)	15,843,491	(19,770,214)
Cash and cash equivalents at the beginning of the year		55,952,873	40,109,382	59,879,596
Cash and cash equivalents at the end of the year		39,457,407	55,952,873	40,109,382
Cash paid during the year for:
Interest payments, net of capitalised interest		16,918,637	13,382,484	11,305,199
Taxation		58,736	122,624	40,050

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview

1.1. Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively “Ardmore” or “the Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at December 31, 2017 Ardmore had 27 vessels in operation. The average age of Ardmore’s operating fleet at December 31, 2017 was 5.3 years.

1.2. Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the “IPO”) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (“ASLLC”) for 8,049,500 shares of ASC, and ASLLC became a wholly-owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. In November 2015, GA Holdings LLC sold 4,000,000 shares of ASC common stock in an underwritten public offering. In June 2016, Ardmore completed a public offering of 7,500,000 shares of its common stock In November 2017, GA Holdings LLC disposed the balance of its remaining 5,787,942 common shares, of which 5,579,978 shares were sold in an underwritten public secondary offering, 85,654 shares were repurchased by Ardmore in a private transaction, and 122,310 shares were distributed to certain of its members, including Anthony Gurnee, Ardmore’s chief executive officer and a member of Ardmore’s board of directors. In addition to the 85,654 shares that Ardmore repurchased from GA Holdings LLC directly in a private transaction, Ardmore also purchased from the underwriter 1,350,000 shares of its common stock that were sold by GA Holdings LLC in the underwritten public secondary offering. As of December 31, 2017, to Ardmore’s knowledge, no shareholder owned more than 10% of ASC’s common stock.

As at December 31, 2017, ASC had 50 wholly-owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint venture entity which provides technical management services to the majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly-owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3. Vessels

Ardmore’s fleet as at December 31, 2017, comprised the following:

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview  – (continued)

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

2. Significant accounting policies

2.1. Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The consolidated financial statements include the accounts of ASC and its subsidiaries. All subsidiaries are 100% directly or indirectly owned by ASC. One 50% owned joint venture entity is accounted for using the equity method (please refer to 2.20 below for more details). All intercompany balances and transactions have been eliminated on consolidation.

2.2. Uses of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, the selection of inputs used in the valuation model for share-based payment awards, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable. Actual results could differ from those estimates.

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

2.4. Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, or ASC 606, a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP. The main principle of ASC 606 is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. The new standard became effective for us on January 1, 2018. The impact of ASC 606 on our consolidated financial statements is described below.

In February 2016, the FASB issued ASC 842, Leases (“ASC 842”), a standard which will replace previous topics on lease accounting. The revised guidance will require lessees to recognize on their balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. Ardmore currently recognizes on its balance sheet those leases classified as capital leases. Those leases that are currently accounted for as operating leases (primarily for office space) will be included on Ardmore’s balance sheet as a right of use asset and related lease liability in accordance with the new guidance for an amount of approximately $2 million. There will be no significant impact on the statement of operations or cashflows. ASC 842 and related amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted, and requires the modified retrospective method of adoption. We are adopting this standard at the same time as ASC 606.

In applying ASC 606 and ASC 842, we have determined that certain of our spot charters should be considered operating leases, under ASC 842, with the Company as lessor, when the charterer has the right to obtain substantially all of the benefits and can direct how and for what purposes the vessel will be used and there are no substantive substitution rights. We will assess new spot charter contracts to determine whether they should be recognized under ASC 606 or ASC 842. Any future spot charter that does not contain a lease will be accounted for under ASC 606, whereby the period over which we recognize revenue will change. At present revenue is recognized from the later of signing of an agreement, or previous discharge date if there is a previous commitment, until completion of cargo discharge. Under ASC 606 revenue would be recognized from when the vessel arrives at the load port until completion of cargo discharge.

For voyages in progress at December 31, 2017, we have determined these constitute leases under ASC 842 and that the commencement date is the later of signing of an agreement or previous discharge date if there is a previous commitment. Based on this assessment, we have determined that no material adjustment to opening retained earnings at January 1, 2018 will be needed in order to be compliant with ASC 606 and ASC 842 at adoption.

We do not anticipate a significant impact of ASC 606 or ASC 842 on our consolidated financial statements as regards our pool arrangements. In respect of time charter arrangements, revenue is currently accounted for under ASC 840 and we do not anticipate any significant impact of ASC 606 or ASC 842.

In January 2018, the FASB issued a proposed amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, to not separate lease and non-lease components and allow these components to be accounted for as a single lease component if both (i) the timing and pattern of the revenue recognition for the

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies – (continued)

non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease.

If the proposed practical expedient mentioned above is adopted and elected, it is expected that revenue from spot charters will be presented under a single lease component presentation. However, without the proposed practical expedient, it is expected that spot charter revenue will be separated into lease and non-lease components, respectively.

In August 2016, the FASB issued an update to ASC 230, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company does not anticipate any significant impact of this standard on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued an update to ASC 230, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company does not anticipate any significant impact of this standard on its consolidated financial statements and related disclosures.

In February 2017, FASB issued ASC 610, Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). This standard contains final guidance that clarifies the scope and application of ASC 610-20 on the sale or transfer of non-financial assets and in substance non-financial assets to non-customers, including partial sales. This standard applies to non-financial assets, including real estate, ships and intellectual property, and clarifies that the derecognition of all businesses is in the scope of ASC 810. This standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate any significant impact of this standard on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASC 718, Compensation — Stock Compensation (Topic 718) to provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate any significant impact of this standard on its consolidated financial statements and related disclosures.

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

2.13. Impairment

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies – (continued)

regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

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

2.17. Deposit for vessel acquisition

Cash paid as deposit for an acquisition of a vessel that is considered restricted cash.

2.18. Leasehold improvements

Leasehold improvements relate to fit-out costs for work completed on Ardmore’s offices at One Albert Quay, Cork, Ireland. These are recorded at their cost less accumulated depreciation and are depreciated over the life of the lease of ten years.

2.19. Other non-current assets

Other assets relate to office equipment, fixtures and fittings. These are recorded at their cost less accumulated depreciation and are depreciated based on an estimated useful life of five years.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies – (continued)

2.20. Equity accounted investments

Ardmore’s investment in Anglo Ardmore Ship Management Limited is accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. Ardmore evaluates its equity accounted investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in Ardmore’s consolidated statements of operations.

2.21. Payables, trade

Payables, trade include all accounts payable and accrued liabilities in relation to the operating and running of the vessels, along with amounts due for general and administrative expenses.

2.22. Other payables

Other payables primarily consist of amounts due for minor ad hoc payables.

2.23. Capital leases

Capital leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the lease.

2.24. Contingencies

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

2.25. Distributions to shareholder

Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the additional paid in capital account. Ardmore operates a policy of paying out distributions equal to 60% of Earnings from Continuing Operations.

2.26. Equity issuance costs

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

2.27. Debt issuance costs

Financing charges including fees, commissions and legal expenses associated with securing loan facilities and capital lease agreements are presented in the consolidated balance sheet as a direct deduction from the carrying amount of debt liability. These costs are amortized to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the related debt.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies – (continued)

2.28. Share based compensation

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

2.29. Treasury stock

When shares are acquired for a reason other than formal or constructive retirement, the shares are presented separately as a deduction from equity. If the shares are retired or subsequently sold, any gain would be allocated as a reduction in additional paid in capital and any loss as a reduction in retained earnings.

2.30. Dividend Reinvestment Plan

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

In instances where Ardmore chooses OI settlement, we record an increase in Share Capital for the par value of the shares and record any excess of market value over par within Additional Paid in Capital. The dividend is distributed first from retained earnings but is applied to additional paid in capital if retained earnings are not sufficient.

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

2.31. Financial instruments

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

2.32. Revenues and expenses

2.32.1. Time charter revenues

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

2.32.2. Pool revenues

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

2.32.3. Voyage revenues

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

2.32.4. Expenses

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

2.32.5. Charter hire costs

Charter hire costs relate to amounts paid for chartering in vessels. Charter hire costs are expensed to the statement of operations as incurred.

2.33. Income taxes

Republic of the Marshall Islands

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

United States of America

Ardmore Shipping (Americas) LLC (“ASUS”) and Ardmore Trading (USA) LLC are incorporated in Delaware and treated as corporations for U.S. tax purposes. ASUS and ATUS will be subject to U.S. tax on their worldwide net income.

Singapore

Ardmore Shipping (Asia) Pte. Limited and Ardmore Tanker Trading (Asia) Pte. Limited are incorporated in Singapore. Ardmore Shipping (Asia) Pte. Limited qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the company to tax exemption on profits derived from ship operations for any ships which are owned or chartered in by Ardmore Shipping (Asia) Pte. Limited.

Ardmore Tanker Trading (Asia) Pte. Limited will be subject to Singapore tax on its worldwide profits. However, the company had not commenced business as at December 31, 2017 and therefore we do not expect it to be taxed for 2017.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheet reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized Ardmore provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statement of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2017 amounted to $0 (2016: $0).

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies – (continued)

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2017 amounted to $0 (2016: $0).

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

The following table presents consolidated revenues for customers that accounted for more than 10% of Ardmore’s consolidated revenues during the periods presented:

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Navig8 Group	< 10%	19,158,623	17,940,808
Vitol	34,797,654	43,960,560	20,232,481
Trafigura	< 10%	17,498,550	<10%

4. Cash and cash equivalents

	As at
	Dec 31, 2017	Dec 31, 2016
Cash and cash equivalents	39,457,407	55,952,873

Ardmore is required to maintain a minimum cash balance in accordance with its long-term debt facility agreement (see Note 8).

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

5. Receivables, trade

There was no provision for doubtful accounts as at December 31, 2017 (2016: $58,430). The maximum amount of loss due to the credit risk is the full amount of trade receivables. All trade receivables are current. The carrying value of receivables approximates their fair value.

6. Working capital advances

At the balance sheet date, all potentially uncollectible working capital advances are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There was no provision for doubtful advances at December 31, 2017 (2016: $0).

7. Non-current assets

The scrap value of the vessels is estimated at $300 (2016: $300) per lightweight ton. Interest capitalized in relation to vessels under construction during the year ended December 31, 2017 was nil (2016: $0). Vessels, which are owned and operated by Ardmore, have been provided as collateral under certain loan agreements entered into by Ardmore (see Note 8). Sellers credit in relation to the capital leases for the Ardmore Sealeader and Ardmore Sealifter of $2.9 million are included within non-current assets. (see note 9). Leasehold improvements consist of fit-out costs in relation to work completed on Ardmore’s offices at One Albert Quay, Cork, Ireland. Other non-current assets consist of office equipment, fixtures and fittings and a deposit of $1.6 million for the acquisition of the Ardmore Sealancer. No impairment has been recognized as at the balance sheet date.

8. Debt

As at December 31, 2017, Ardmore had six loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities, which totaled 24 vessels as at December 31, 2017. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. ASC have granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at December 31, 2017 and 2016 were as follows:

	As at
	Dec 31, 2017	Dec 31, 2016
NIBC Bank Facility	8,885,000	10,305,000
CACIB Bank Facility	34,100,000	36,900,000
ABN/DVB/NIBC Joint Bank Facility	162,115,591	204,090,550
Nordea/SEB Joint Bank Facility	132,272,938	142,688,402
ABN AMRO Facility	64,201,180	70,282,505
ABN AMRO Revolving Facility	11,092,158	—
Total debt	412,666,867	464,266,457
Deferred finance fees	(8,243,297)	(11,053,351)
Net total debt	404,423,570	453,213,106
Current portion of long-term debt	39,282,538	44,313,149
Current portion of deferred finance fees	(2,210,990)	(2,485,669)
Total current portion of long-term debt	37,071,548	41,827,480
Non-current portion of long-term debt	367,352,022	411,385,626

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

8. Debt – (continued)

Future minimum scheduled repayments under Ardmore’s loan facilities for each year are as follows:

As at Dec 31, 2017
2018	39,282,538
2019	38,856,620
2020	38,856,620
2021	41,159,894
2022	189,430,411
2023	65,080,784
412,666,867

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three-month period ended September 30, 2016. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The full facility matures in 2022.

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 11 of ASC’s subsidiaries entered into a $213 million long-term loan facility with ABN AMRO Bank N.V. (“ABN”) and DVB Bank America N.V. to refinance existing facilities. The loan, was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. The loan matures in 2022. On August 4, 2016, an incremental term loan of $36.6 million was made under the amended facility in order to fund two vessel acquisitions, and NIBC Bank N.V. joined as an additional lender under the facility. The incremental term loan consists of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. The additional tranches mature in 2023. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

8. Debt – (continued)

ABN AMRO Facility

On July 29, 2016, four of ASC’s subsidiaries entered into a $71.3 million long-term loan facility with ABN AMRO for vessel acquisitions. Three of the four tranches under the facility were drawn down during the third quarter of 2016. The fourth tranche was drawn down in the fourth quarter of 2016. Interest is calculated at a rate of LIBOR plus 2.75%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2023.

ABN AMRO Revolving Facility

On October 24, 2017, Ardmore entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest is calculated at a rate of LIBOR plus 3.5%. Interest payments are payable on a monthly basis. The facility matures in October 2019.

Long-term debt financial covenants

Ardmore’s existing long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of December 31, 2017, was $22.3 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million; and
•	maintain positive working capital, excluding balloon maturities.

The Company was in full compliance with all of its loan covenants as of December 31, 2017 and 2016.

9. Capital leases

On December 22, 2016, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a capital lease arrangement) of the Ardmore Seatrader. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessel of $3.0 million was repaid in full on December 20, 2016. The capital lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for Ardmore to repurchase the vessel, as well as a purchase option exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Capital leases – (continued)

Effective May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a capital lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $20.1 million was repaid in full on May 30, 2017. The capital leases are scheduled to expire in 2023 and include an obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included as a receivable within ‘Other non-current assets, net’ in the consolidated balance sheet, with the associated capital lease liability presented gross of the $2.9 million.

	As at
	Dec 31, 2017	Dec 31, 2016
Current portion of capital lease obligations	3,783,044	181,047
Current portion of deferred finance fees	(245,578)	(22,019)
Non-current portion of capital lease obligations	39,402,440	9,064,702
Non-current portion of deferred finance fees	(445,887)	(93,080)
Total capital lease obligations	42,494,019	9,130,650
Amount receivable in respect of capital leases	(2,880,000)	—
Net capital lease obligations	39,614,019	9,130,650

The future minimum lease payments required under the capital leases at December 31, 2017, are as follows:

As at Dec 31, 2017
2018	6,241,500
2019	6,241,500
2020	6,258,600
2021	12,457,300
2022	4,854,500
2023	16,808,800
Total minimum lease payments	52,862,200
Less amounts representing interest and deferred finance fees	(10,368,181)
Net minimum lease payments	42,494,019
Amount receivable in respect of capital leases	(2,880,000)
Adjusted net minimum lease payments	39,614,019

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Capital leases – (continued)

Assets recorded under capital leases consist of the following:

	As at
	Dec 31, 2017	Dec 31, 2016
Vessels, Equipment & Deferred Drydock Expenditure	75,712,769	26,125,274
Accumulated Depreciation	(19,721,568)	(9,239,855)
	55,991,201	16,885,419

10. Sale of Vessels

In October 2015, Ardmore agreed to terms for the sale of the Ardmore Calypso and Ardmore Capella. Effective November 2015, Ardmore reclassified these vessels as vessels held for sale and ceased to depreciate the vessels. Ardmore exercised the purchase option for the two vessels during the second quarter of 2016 and repaid all amounts outstanding under the capital leases. The sale prices for the two vessels totalled $38.5 million, resulting in an overall net gain of $0.5 million when Ardmore delivered the vessels to the buyers during April and May of 2016.

In September 2016, Ardmore agreed to terms for the sale of the Ardmore Centurion. Effective September 2016 Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. The sale price for the vessel was $15.7 million, resulting in a net loss of $3.1 million when the vessel delivered to the buyer in October.

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

In 2017, there were no disposals of vessels.

11. Risk Management

11.1. Operational risk

Ardmore is exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Ardmore’s risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Ardmore’s relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Ardmore has established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring including the South China Sea, the Indian Ocean, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, and increasingly the Sulu Archipelago and Indonesia in the South China Sea, to make the navigation safer for sea staff and to protect Ardmore’s assets The price and supply of fuel is unpredictable and can fluctuate from time to time. Ardmore periodically considers and monitors the need for fuel hedging to manage this risk.

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

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates are based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on the Company’s borrowings.

Assuming the Company does not hedge its exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in the Company’s variable interest rates would have increased or decreased the Company’s interest expense for the year period ended December 31, 2017 by $4.6 million (2016: $4.2 million) using the average long-term debt balance and actual interest incurred in each period.

11.4. Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held in Nordea Bank, and in short-term funds (with a credit risk rating of at least AA) managed by Blackrock and State Street Global Advisors. While Ardmore believes this risk of loss is low, it will keep this under review and will revise its policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

Ardmore limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. It generally does not require collateral for its trade accounts receivable.

Ardmore may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. Ardmore considers and evaluates concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk and credit concentration risk. As at December 31, 2017 Ardmore’s 27 vessels in operation were employed with 13 different charterers.

11.5. Income taxes

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

12. General and administrative expenses

12.1. Corporate

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Staff salaries	6,851,692	5,709,919	4,786,078
Share based compensation (non-cash)	457,046	1,304,325	1,436,505
Office administration	2,538,973	2,565,838	2,069,969
Bank charges and foreign exchange	219,910	140,942	151,840
Auditors’ remuneration	558,600	513,429	481,492
Other professional fees	1,280,163	1,810,089	1,250,023
Other administration costs	72,633	11,183	242,969
	11,979,017	12,055,725	10,418,876

12.2. Commercial and Chartering

Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities.

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Staff salaries	1,934,923	1,039,169	124,410
Office administration	341,219	201,685	8,658
Other professional fees	—	426,213	127,693
Other administration costs	343,606	354,420	68,985
	2,619,748	2,021,487	329,746

13. Interest expense and finance costs

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Interest incurred	18,319,640	14,338,666	12,994,911
Capitalized interest	—	—	(2,423,688)
Amortization of deferred finance charges	3,060,525	3,415,452	1,711,481
	21,380,165	17,754,118	12,282,704

14. Interest income

Interest income relates to bank interest received on Ardmore’s cash and cash equivalents balances.

15. Income taxes

(Loss)/profit before taxes was derived from the following sources:

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Domestic	(12,430,768)	3,808,366	32,034,825
	(12,430,768)	3,808,366	32,034,825

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

15. Income taxes – (continued)

The components of the provision for income taxes are as follows:

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Domestic
Current tax expenses	(59,567)	(60,434)	(79,860)
Income tax expense for year	(59,567)	(60,434)	(79,860)

All domestic tax for the years ended December 31, 2017, 2016 and 2015 arose under the Irish and U.S. tax jurisdictions.

16. Net (loss) / earnings per share

Basic and diluted (loss)/earnings per share is calculated by dividing the net (loss)/earnings available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net (loss)/earnings available to common shareholders and the weighted average number of common shares used for calculating basic (loss)/earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Numerator:
Net (loss)/profit	(12,490,335)	3,747,932	31,954,965
Denominator:
Weighted average number of shares outstanding	33,441,879	30,141,891	26,059,122
Net (Loss)/Earnings per share, basic and diluted	(0.37)	0.12	1.23

For the year ended December 31, 2017, SARs granting the right to acquire 1,343,375 shares (2016: 1,343,375, 2015: 1,142,056) were outstanding. The SARs have been excluded from the computation of diluted earnings per share as they are anti-dilutive.

17. Related party transactions

As mentioned in Note 1 “Overview — 1.2 Management and Organizational Structure”, as part of the GA Holdings LLC secondary public offering in November 2017, Ardmore repurchased 1,435,654 shares of its own common stock for $11.1 million, in the aggregate and at a price per share equal to the price per share at which GA Holdings LLC sold shares to the underwriters in the public offering.

There were no other related party transactions during the year ended December 31, 2017. There were no related party transactions for the years ended December 31, 2016 and 2015.

18. Share based compensation

As at December 31, 2017, ASC had granted 1,349,154 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

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

Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 – 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs

The cost of each tranche is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vested before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares upon the exercise, if any, of the SARs is to register and issue new common shares to the beneficiary. Changes in the SARs for the period ended December 31, 2017 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2017	1,343,375	$13.16
SARs granted during the year ended December 31, 2017	—	—
SARs exercised/converted/expired during the year ended December 31, 2017	—	—
SARs forfeited during the year ended December 31, 2017	—	—
Balance as at December 31, 2017 (none of which are exercisable or convertible)	1,343,375	$13.16

The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2018	155,219
155,219

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

19. Repurchase of common stock

On August 31, 2017, we announced that our board of directors had terminated our previous share repurchase plan and approved a new share repurchase plan (the “New Plan”), which authorizes us to repurchase up to $25 million of shares of our common stock through to August 31, 2020. We may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the New Plan to repurchase any shares, and at any time we may suspend, delay or discontinue the New Plan.

During the year ended December 31, 2017, we repurchased 1,435,654 common shares at a weighted-average price of approximately $7.72 per share for a total of approximately $11.1 million from GA Holdings LLC, formerly our largest shareholder. The repurchase was conducted outside of the New Plan.

20. Commitments and contingencies

As at December 31, 2017, Ardmore has the following commitments due:

	2018	2019	2020	2021 – 2026
Office space	394,076	337,328	298,439	1,526,481
	394,076	337,328	298,439	1,526,481

Debt commitments are disclosed above in Note 8.

21. Subsequent events

Ardmore took delivery of the Ardmore Sealancer on January 23, 2018 for a purchase price of $16.4 million. This vessel is a high-quality 47,500 DWT MR product tanker constructed at Onomichi Dockyard Co. Ltd. in Japan in 2008. A deposit of $1.6 million was paid in December 2017.

In connection with the repurchase of its own common shares in November 2017, Ardmore granted the underwriter an option to purchase additional shares of its common stock, which option the underwriter exercised in January 2018, for a total of 305,459 shares, resulting in proceeds to the Company of $2.4 million.

22. Subsidiaries

The following is a list of ASC’s direct and indirect wholly owned subsidiaries as of December 31, 2017:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Ardmore Shipping LLC	Marshall Islands	Holding company	100%
Ardmore Shipholding Limited	Ireland	Holding company	100%
Ardmore Maritime Services LLC	Marshall Islands	Holding company	100%
Ardmore Shipping (UK) Limited	United Kingdom	Chartering services	100%
Ardmore Shipping (Bermuda) Limited	Bermuda	Fleet management	100%
Ardmore Shipping (Asia) Pte Limited	Singapore	Chartering services	100%
Ardmore Shipping Americas LLC	United States	Chartering services	100%
Ardmore Chartering LLC	Marshall Islands	Chartering services	100%
Ardmore Shipping Services (Ireland) Limited	Ireland	Administration and transaction support	100%
Ardmore Pool Holdings LLC	Marshall Islands	Holding company	100%
Ardmore MR Pool LLC	Marshall Islands	Commercial management and chartering services	100%
Ardmore Tanker Trading (Asia) Pte Ltd	Singapore	Commercial management and chartering services	100%

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

22. Subsidiaries – (continued)

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Ardmore Trading (USA) LLC	United States	Commercial management and chartering services	100%
Hebrides Shipco LLC	Marshall Islands	Dormant	100%
Sole Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Biscay Shipco LLC	Marshall Islands	Dormant	100%
Blasket Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Brandon Shipco LLC	Marshall Islands	Dormant	100%
Dover Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Humber Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Kilkee Shipco LLC	Marshall Islands	Dormant	100%
Killary Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Kilmore Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Magee Shipco LLC	Marshall Islands	Dormant	100%
Saltee Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Skellig Shipco LLC	Marshall Islands	Dormant	100%
Tramore Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Ballycotton Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Wight Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Lundy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Thames Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Valentia Shipco LLC	Marshall Islands	Dormant	100%
Fair Isle Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Malin Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Tyne Shipco LLC	Marshall Islands	Dormant	100%
Forties Shipco LLC	Marshall Islands	Dormant	100%
Fitzroy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Bailey Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Viking Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Cromarty Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Shannon Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Rockall Shipco LLC	Marshall Islands	Dormant	100%
Faroe Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dogger Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fisher Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Plymouth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Portland Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Trafalgar Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fastnet Shipco LLC	Marshall Islands	Ship ownership and operations	100%