Form 20-F
period 2018-12-31
Ardmore Shipping Corp
filed 2019-02-15
CIK 1577437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
+ 1 441 405 7800
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

As of December 31, 2018, there were 33,097,831 shares of common stock outstanding, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Forward-looking statements in this Annual Report include, among others, such matters as:

•	our future operating or financial results;
•	global and regional economic and political conditions;
•	the strength of national economies and currencies;
•	general market conditions;
•	our vessel acquisitions and upgrades, our business strategy and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
•	competition in the tanker industry;
•	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
•	charter counterparty performance;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general corporate activities;
•	our ability to comply with covenants in financing arrangements;
•	our exposure to inflation;
•	vessel breakdowns and instances of off-hires;
•	future dividends;
•	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market;
•	our ability to comply with, and the affects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance, including, among other things, the International Maritime Organization (“IMO”) 2020 fuel regulations, the Safety of Life at Sea (“SOLAS”) and Load Lines Convention (“LL Convention”) standards, and guidelines for ballast water management systems (“BWMS”); and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

•	changes in demand for and the supply of tanker vessel capacity;
•	fluctuations in oil prices;
•	changes in the markets in which we operate;
•	availability of financing and refinancing;
•	changes in general domestic and international political and trade conditions, including tariffs;
•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
•	potential disruption of shipping routes due to accidents, piracy or political events;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed under the “Risk Factors” section of this Annual Report.

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

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements, included elsewhere in this Annual Report. The selected consolidated financial data set forth below as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

INCOME STATEMENT DATA	For the years ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
REVENUE
Revenue	$210,179,181	195,935,392	164,403,938	157,882,259	67,326,634
OPERATING EXPENSES
Commissions and voyage expenses(1)	98,142,454	72,737,902	37,121,398	30,137,173	7,004,045
Vessel operating expenses	67,017,632	62,890,401	56,399,979	46,416,510	29,447,876
Depreciation	35,137,880	34,271,091	30,091,237	24,157,022	14,854,885
Amortization of deferred drydock expenditure	3,637,276	2,924,031	2,715,109	2,120,974	2,031,100
General and administrative expenses:
Corporate	12,626,373	11,979,017	12,055,725	10,418,876	8,178,666
Commercial and chartering(2)	3,233,888	2,619,748	2,021,487	329,746	—
Total operating expenses	219,795,503	187,422,190	140,404,935	113,580,301	61,516,572
(Loss)/profit from operations	(9,616,322)	8,513,202	23,999,003	44,301,958	5,810,062
Interest expense and finance costs	(27,405,608)	(21,380,165)	(17,754,118)	(12,282,704)	(4,119,283)
Interest income	606,665	436,195	164,629	15,571	16,444
Loss on disposal of vessels	—	—	(2,601,148)	—	—
Loss on vessel held for sale	(6,360,813)	—	—	—	—
(Loss)/profit before taxes	(42,776,078)	(12,430,768)	3,808,366	32,034,825	1,707,223
Income tax	(162,923)	(59,567)	(60,434)	(79,860)	(46,749)
Net (loss)/profit	$(42,939,001)	(12,490,335)	3,747,932	31,954,965	1,660,474
(Loss)/earnings per share, basic and diluted	$(1.31)	(0.37)	0.12	1.23	0.07
Weighted average number of common shares outstanding, basic and diluted	32,837,866	33,441,879	30,141,891	26,059,122	24,547,661

BALANCE SHEET DATA	As at
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Cash and cash equivalents	$56,903,038	39,457,407	55,952,873	40,109,382	59,879,596
Net vessels (including drydock assets)	$729,148,611	755,935,008	788,693,708	662,359,307	489,833,626
Total assets	$844,759,801	845,539,989	883,642,723	778,197,608	562,214,991
Net assets	$346,583,934	380,973,760	404,269,799	347,611,278	327,200,093
Senior debt and finance leases	$469,830,346	446,917,589	462,343,756	415,014,315	224,902,715
Paid in capital	$399,509,686	390,541,689	401,347,393	337,211,121	338,064,585
Accumulated (deficit)/surplus	$(52,925,752)	(9,567,929)	2,922,406	10,400,157	(10,864,492)

CASHFLOW DATA	For the years ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Net cash provided by operating activities	$9,426,377	18,416,228	42,634,500	37,659,686	12,421,127
Net cash used in investing activities	$(17,556,879)	(2,282,251)	(122,311,231)	(232,849,734)	(209,741,529)
Net cash provided by/(used in) financing activities	$25,576,133	(32,629,443)	95,520,221	175,419,834	200,339,153

FLEET OPERATING DATA	For the years ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Time Charter Equivalent(3)
MR Tankers “Eco-design”	$11,406	12,902	15,098	19,149	15,913
MR Tankers “Eco-mod”	$11,916	12,975	14,318	20,223	14,793
Chemical Tankers “Eco-design”	$11,406	11,949	15,395	17,507	—
Chemical Tankers “Eco-mod”	$—	—	11,839	13,417	11,404
Fleet weighted average TCE(4)	$11,529	12,709	14,785	18,309	14,393
Operating expenditure
Fleet operating expenses per day(5)	$6,042	5,914	6,017	5,976	6,197
Technical management fees per day(6)	$414	384	388	357	359
Total fleet operating costs per day	$6,456	6,298	6,405	6,333	6,556
Expenditures for drydock(7)	$6,599,085	3,809,906	3,099,805	3,314,568	4,921,479
On-hire utilization(8)	99.30%	99.61%	99.52%	99.70%	99.90%

(1)	Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(2)	Commercial and chartering-related general and administrative expenses are the expenses attributable to our chartering and commercial operations department in connection with our spot trading activities.
(3)	Time Charter Equivalent (“TCE”) daily rate, represents net revenues divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, idle days or repositioning associated with vessels held for sale. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred, divided by revenue days, including among other expenses, all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.
(4)	Fleet weighted average TCE is total gross revenue for the fleet, after deducting voyage expenses incurred on voyage charters divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(5)	Fleet operating expenses per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(6)	Technical management fees per day are fees paid to any third-party technical manager as well as to our 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited, which provides technical management services to some of our vessels.
(7)	Drydock costs, which include, among other things, costs for in-water surveys, represent direct costs that are incurred as part of vessel drydocking to meet regulatory requirements, expenditures during drydocking that add economic life to the vessel, and expenditures during drydocking that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(8)	On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled off-hire days).

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A prolonged downturn in the tanker industry could adversely affect our ability to charter our vessels or to sell them on the expiration or termination of any charters we may enter into. In addition, the rates payable in respect of any of our vessels operating in a commercial pool, or any renewal or replacement charters that we enter into, may not be sufficient for us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil, oil products and chemicals. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

•	supply of and demand for oil, oil products and chemicals;
•	regional availability of refining capacity;
•	global and regional economic and political conditions;
•	the distance oil, oil products and chemicals are to be moved by sea;
•	changes in seaborne and other transportation patterns;
•	environmental and other legal and regulatory developments;
•	weather and natural disasters;
•	competition from alternative sources of energy; and
•	international sanctions, tariffs embargoes, import and export restrictions, nationalizations and wars. Factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	conversion of tankers to other uses;
•	the price of steel and other raw materials;
•	the number of vessels that are out of service; and
•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. More recently, since 2015 vessel oversupply contributed to continuing low charter rates in the tanker industry. As at January 31, 2019, none of our vessels were on time charter, and 27 of our vessels operated in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a greater loss.

Any decrease in spot charter rates in the future or continuation of current rates may adversely affect our results of operations.

As at January 31, 2019, 27 of our vessels operated directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the pool or the particular voyage charter.

We may employ in the spot charter market additional vessels that we may acquire in the future. Where we plan to employ a vessel in the spot charter market, we generally intend to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. If spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness and finance lease obligations. A decline in spot charter rates may also affect our ability to pay dividends in the future. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Global crude oil prices have previously experienced significant declines and such declines may reoccur. Any meaningful decrease in oil prices may adversely affect our business, results of operations and financial condition and our ability to service our indebtedness and pay dividends, as a result of, among other things:

•	a possible reduction in exploration for or development of new oil fields or energy projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
•	potential lower demand for tankers, which may reduce available charter rates and revenue to us upon chartering of our vessels;
•	customers failing to extend or renew contracts upon expiration;
•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

We have limited current liquidity.

As at December 31, 2018, we had total liquidity of $56.9 million in cash and cash equivalents. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs lease payments, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters, including our participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near- term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities. Our existing long-term debt facilities and certain of our finance leases require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt. The required minimum cash balance as of December 31, 2018, was $23.5 million. Should we not meet this financial covenant or other covenants in our debt facilities, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing the related loans or a loss of our rights as a lessee under our finance leases.

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

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and lease arrangements or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.

The market values of tankers have historically experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of vessels, applicable governmental regulations and the cost of new buildings. If the market value of our fleet declines, we may not be able to obtain other financing or to incur debt on terms that are acceptable to us or at all. A decrease in vessel values could also cause us to breach certain loan-to-value covenants that are contained in our credit facilities and lease arrangements and in future financing agreements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet or we may lose our rights as a lessee under our finance leases, which would adversely affect our business, results of operations and financial condition.

In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings. Also, if vessel values fall significantly, this could indicate a decrease in the estimated future undiscounted net operating cash flows for the vessel, which may result in an impairment adjustment in our financial statements, which could adversely affect our results of operations and financial condition.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the global newbuilding orderbook for LR product tankers, which extends to 2021, and the global newbuilding orderbooks for MR product tankers and chemical tankers, which each extend to 2020, equaled approximately 7.0%, 5.7% and 5.7% of their respective fleets as of January 16, 2019. These orderbooks may also increase further in proportion to their respective existing fleets. If the supply of LR product, MR product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

In addition, product tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and reintroduced into the product tanker market, which would increase the available product tanker tonnage which may affect the supply and demand balance for product tankers. This could have an adverse effect on our business, results of operations and financial position.

The current state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or refinance our existing obligations on acceptable terms, if at all, and otherwise negatively impact our business.

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

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of borrowing funds during the last economic downturn increased as many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt on similar terms and, in some cases, ceased to provide funding to borrowers. Due to these factors, additional financing may not be available if needed by us on acceptable terms or at all. If additional financing is not available when needed or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in fuel, or bunkers, prices may adversely affect our results of operation.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on pool earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we may be able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The imposition of stringent vessel air emissions requirements, such as the IMO’s requirement to reduce the amount of sulfur in fuel globally by 2020, could lead to marine fuel shortages and substantial increases in marine fuel prices. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. For example, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel requirement. We may comply with this requirement by either using fuel with low sulfur content, which is more expensive than standard marine fuel, or by upgrading our vessels to provide cleaner exhaust emissions. Cost of compliance with these regulatory changes may be significant. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to, among other things: air emissions including greenhouse gases; the management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures, Eco-Mod upgrades of secondhand vessels and insurance coverage or other financial assurance of our ability to address pollution incidents. Environmental or other initiatives or incidents (such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico) may result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. These costs could have a material adverse effect on our business, results of operations and financial condition.

A failure to comply with applicable laws and regulations may, among other things, result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under the U.S. Oil Pollution Act of 1990, for example, owners, operators and bareboat charterers are jointly, severally and strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code or similar regulations, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention of our vessels in, certain ports. The United States Coast Guard (“USCG”) and European Union (“EU”) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cyber attack, latent defects, acts of God climate change and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delays or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemical products. An oil or chemical spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other causes, due to the high flammability and high volume of the oil or chemicals transported in tankers.

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

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions, which may reduce our revenue and increase our expenses. Our worldwide operations also expose us to the risk that an increase in restrictions on global trade will harm our business. The rise of populist or nationalist political parties and leaders in the United States, Europe and elsewhere may lead to increased trade barriers, trade protectionism and restrictions on trade. The adoption of trade barriers and imposition of tariffs by governments may reduce global shipping demand and reduce our revenue.

In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and transhipment points. Inspection procedures can result in the seizure of the cargo or vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against vessel owners. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. In addition, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Sea piracy incidents continue to occur, particularly in the South China Sea, the Strait of Malacca, the Indian Ocean, the Arabian Sea, off the coast of West Africa, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, with tankers particularly vulnerable to such attacks. If piracy attacks result in the characterization of regions in which our vessels are deployed as “war risk” zones or Joint War Committee “war and strikes” listed areas by insurers, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Although no vessels owned or operated by us have called on ports located in countries subject to country-wide or territory-wide sanctions and embargoes imposed by the U.S. government, such as Iran, North Korea, Syria, the Crimea region, or Cuba, and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan, Syria and North Korea, in the future our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation or the ability of our charterers to meet their obligations to us or result in fines, penalties or sanctions.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay significant amounts to have the arrest lifted.

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

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition.

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

In addition, we will incur significant maintenance and capital costs for our current fleet and any additional vessels we acquire. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel is between $0.75 million and $1.5 million, depending on the size and condition of the vessel and the location of drydocking relative to the location of the vessel.

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

As at January 31, 2019, none of our vessels were employed under fixed rate time charter agreements. However, in the future we may enter into fixed rate time charter agreements with respect to our vessels. Vessels committed to medium and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

Although we currently have no vessels on order, under construction or subject to purchase agreements, we expect to purchase and order additional vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of any vessels we may propose to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date.

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

As at January 31, 2019, none of our vessels were employed under fixed rate time charter agreements. However, in the future we may enter into fixed rate time charter agreements with respect to our vessels. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all cost associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

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

We have derived, and we may continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Vitol Group accounted for more than 10% of our consolidated revenues from continuing operations during 2018; Vitol Group also accounted for more than 10% of our consolidated revenues from continuing operations during 2017; and each of Vitol Group, Navig8 Group and Trafigura accounted for more than 10% of our consolidated revenues from continuing operations during 2016. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods. The identity of customers which may account for 10% or more of revenues from continuing operations may vary from time to time.

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

Our charters may terminate earlier than their scheduled expirations. The terms of our existing or future charters may vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these may include: a total or constructive loss of the relevant vessel; or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

To the extent we enter into time charters for our vessels, we cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers are unable or decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In addition, the ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. If a counterparty fails to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Any failure by our charterers to meet their obligations to us or any renegotiation of our charter agreements could have a material adverse effect on our business, financial condition and results of operations.

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

Our debt levels and lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2018, we had $469.8 million in aggregate principal amount of outstanding indebtedness and finance lease obligations. In addition, in the future we may enter into new debt arrangements, issue debt securities or incur additional finance lease obligations. Our level of debt and lease obligations could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
•	we may need to use a substantial portion of our cash from operations to make principal and interest payments relating to our debt obligations, reducing the funds that would otherwise be available for operations and future business opportunities;
•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Servicing our current or future indebtedness and lease obligations limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our existing credit facilities and obligations under our lease arrangements require us to dedicate a significant part of our cash flow from operations to paying principal and interest on our indebtedness under such facilities or obligations under our lease obligations, and we intend to incur additional debt in the future. These payments limit funds available for working capital, capital expenditures and other purposes.

Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. Currently, we do not have any hedge arrangements in place to reduce our exposure to interest rate variability on variable rate debt and lease obligations.

Our ability to service our debt and lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic and industry conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations and cash reserves are not sufficient to service our current or future indebtedness and lease obligations, we may be forced to:

•	reduce dividends;
•	seek to raise additional capital;
•	seek to refinance or restructure our debt;
•	sell tankers;
•	reduce or delay our business activities, capital expenditures, investments or acquisitions; or
•	seek bankruptcy protection.

We may be unable to effect any of these remedies, if necessary, on satisfactory terms, and these remedies may not be sufficient to allow us to meet our debt or lease obligations. If we are unable to meet our debt or lease obligations or if some other default occurs under our credit facilities or lease arrangements, our lenders could elect to declare our debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or our lessors could terminate our rights under our finance leases.

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

Under our dividend policy, we expect to distribute on a quarterly basis as dividends on our shares of common stock an amount equal to 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). Accordingly, our growth, if any, may not be as fast as businesses that do not distribute quarterly dividends. To the extent we do not have sufficient cash reserves or are unable to obtain financing from external sources, our dividend policy may significantly impair our ability to meet our financial needs or to grow. Since August 31, 2016, when we paid a cash dividend of $0.11 per share for the quarter ended June 30, 2016, we have not paid cash dividends on our shares of common stock due to losses from continuing operations. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

Our credit facilities and lease arrangements contain restrictive covenants which among other things, limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer. Our credit facilities and lease arrangements impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries to, among other things:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees;
•	to incur additional lease obligations;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

Certain of our credit facilities and lease obligations require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants require us, among other things, to maintain minimum solvency, cash and cash equivalents, corporate net worth, working capital, loan-to-value levels and to avoid exceeding corporate leverage maximum.

As a result of these restrictions, we may need to seek consent from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain consent when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities. Our ability to comply with covenants and restrictions contained in debt instruments and lease arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements, our obligations may become immediately due and payable, we could be subject to increased rates or fees, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. A default under financing agreements or lease arrangements could also result in foreclosure on any of our vessels and other assets securing related loans or a loss of our rights as a lessee under our finance leases.

If interest rates increase, it will affect the interest rates under our credit facilities and finance lease facilities, which could affect our results of operations.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.50% to 3.50% above LIBOR. Certain of our finance leases bear interest at an annual rate ranging from 3.00% to 4.50% above LIBOR. Interest rates have recently been at relatively low levels and any increase in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities and the amount of our obligations under certain of our finance leases, which in turn could have an adverse effect on our results of operations.

There is uncertainty as to the continued use of LIBOR in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our results of operations.

We have entered into spot charter contracts, commercial pool agreements, ship management agreements, credit facilities and finance lease arrangements and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition and results of operations.

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

A number of countries have adopted, or are considering the adoption of, international, national or local regulatory frameworks to reduce greenhouse gas emissions due to the concern about climate change. These regulatory measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement that deals with greenhouse gas emission reduction measures and targets to limit global temperature increases came into force, which could result in additional regulation on the shipping industry (although it does not directly limit greenhouse gas emissions from ships at this time).

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

Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 have been required to comply with the D-2 standards since September 8, 2017. As of January 31, 2019, we currently have 17 vessels that will be required to comply with the updated guidelines beginning September 8, 2019 and that are not currently in compliance. The costs of compliance, and bringing the non-compliant vessels into compliance, may be substantial and may adversely affect our revenues and profitability.

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

•	the rates we obtain from our charters, as well as the rates obtained following expiration of our existing charters;
•	the level of our operating costs;
•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	vessel acquisitions and related financings, such as restrictions in our credit facilities, lease arrangements and in any future financing arrangements;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business; and
•	changes in the bases of taxation of our activities in various jurisdictions.

The actual amount of cash we will have available for dividends will also depend on many factors, including:

•	changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
•	our fleet expansion strategy and associated uses of our cash and our financing requirements;
•	modification or revocation of our dividend policy by our board of directors;
•	the amount of any cash reserves established by our board of directors; and
•	restrictions under our financing agreements and Marshall Islands law.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which may be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. Our credit facilities and obligations under our lease arrangements also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings in excess of consideration received for the sale of stock above the par value of the stock), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend, and any dividend may be discontinued at the discretion of our board of directors. As a result of these or other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record income.

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

If the IRS were successful in asserting that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended, (“the Code”), (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10.E (“Taxation of Holders — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of United States Holders”), excess distributions and any gain from the disposition of such shareholder’s common shares would be allocated ratably over the shareholder’s holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax. See Item 10.E (“Taxation of Holders — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of United States Holders”) for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We intend to take the position that we qualified for this statutory exemption for U.S. federal income tax return reporting purposes for our 2018 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Item 4. Information on the Company

A. History and Development of the Company

We are Ardmore Shipping. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As at January 31, 2019, our current fleet consists of 27 vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In March 2014, we completed a follow-on public offering of 8,050,000 common shares. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. In June 2016, we completed a public offering of 7,500,000 common shares, of which GA Holdings LLC purchased 1,277,250 shares. In November 2017, GA Holdings LLC disposed the balance of its remaining 5,787,942 common shares. As of January 31, 2019, 33,097,831 shares of our common stock were outstanding.

We have 50 wholly owned subsidiaries, the substantial majority of which represent single ship-owning companies for our fleet, and a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to the majority of our fleet. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

We maintain our principal executive and management offices at Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda. Our telephone number at these offices is +1 441 405 7800. Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly-owned subsidiary incorporated in Bermuda, carries out our management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly-owned subsidiary incorporated in Ireland, provides our corporate, accounting, fleet administration and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly-owned subsidiary incorporated in Singapore, and Ardmore Shipping (Americas) LLC (“ASUSA”), a wholly-owned subsidiary incorporated in Delaware, each perform commercial management and chartering services for us.

The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.ardmoreshipping.com. The information contained on our website is not part of this annual report.

Vessel Acquisitions and Capital Expenditures

As at January 31, 2019, our current fleet consists of 27 double-hulled product and chemical tankers, all of which are in operation. We acquired 13 of our vessels as second-hand vessels, seven of which we have upgraded to increase efficiency and improve performance. In 2015, 2016, 2017 and 2018 we paid an aggregate of $232.5 million, $174.0 million, $0.4 million and $16.8 million ($1.6 million of which was paid as a deposit in 2017) respectively, in capital expenditures for vessel acquisitions, vessel equipment, and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 to 2015, we acquired or took delivery (on a net basis) of 20 vessels respectively. In 2016 we acquired (on a net basis) three vessels and in 2017 we did not acquire any vessels, but paid a deposit for a vessel, Ardmore Sealancer, which we took delivery of in January 2018.

During 2018, the Ardmore Seatrader was classified as held for sale. The vessel was delivered to the buyer in January 2019. On February 1, 2019, we agreed to terms for the sale of the Ardmore Seamaster. The vessel is expected to be delivered to the buyer in February 2019.

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

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of ASSIL and AASML and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

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

We have no related-party transactions concerning our vessel operations or vessel sale and purchase activities. Certain of our wholly-owned subsidiaries carry out our management and administrative services, with ASBL being our principal executive office and providing us with corporate and executive management services and associated functions, ASSIL providing corporate and accounting administrative services, as well as technical operations services and fleet administration, and ASA and ASUSA providing our commercial management and chartering services.

We believe that the market for mid-size product and chemical tankers is recovering from cyclical lows, resulting from strong underlying demand growth driven by both cyclical and secular trends, as well as a reduction in the supply overhang due to reduced ordering activity and an extended period of fleet growth at a rate below that of demand growth. We believe that we are well positioned to benefit from a market recovery with a modern, fuel-efficient fleet, access to capital for growth, a diverse and high-quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment and a relative cost advantage in assets, operations and corporate overhead.

Fleet List

As at January 31, 2019, our current fleet consists of 27 vessels, including 21 Eco-design and six Eco-mod vessels, all of which are in operation. The average age of our vessels at January 31, 2019, was 6.1 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seamaster(1)	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,878

(1)	On February 1, 2019, the Company agreed terms for the sale of the Ardmore Seamaster. The vessel is expected to be delivered to the buyer in February 2019.

C. Business Strategy

Our objective is to solidify our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

•	Disciplined capital allocation and well-timed growth. We have a diligent and patient approach to capital allocation and expanding our fleet and we are selective as to the quality of ships we seek to acquire. We believe that our commitment and selectivity in growing our fleet has been instrumental in building our reputation for quality and service excellence. We also believe that financial flexibility and well-timed growth of quality ships is key to delivering superior returns for shareholders.
•	Focus on modern high quality, mid-size product and chemical tankers. We maintain a very modern fleet, with all vessels built in high quality yards in South Korea or Japan. The average sizes of our product and chemical tankers are substantially similar to the median sizes of the global fleets for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets.

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

As at December 31, 2018, we employed 49 permanent full-time staff and 3 part-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, and Thome Ship Management, our third party technical manager, we currently employ approximately 1,076 seafarers, including 711 officers and cadets and 365 crew.

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

Customers

Our customers include national, regional, and international companies and our fleet is employed directly on the tanker spot market through our in-house chartering and commercial team. We may in the future seek to deploy our vessels on time charter arrangements or on the tanker spot market via third party commercial pool employment. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels.

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

The International Product and Chemical Tanker Industry

The information and data contained in this section relating to the international product and chemical tanker shipping industries have been provided by Drewry Maritime Research (“Drewry”), and is taken from Drewry’s database and other sources. Drewry has advised that: (i) some information in their database is derived from estimates or subjective judgments; and (ii) the information in the databases of other maritime data collection agencies may differ from the information in their database. We believe that all third-party data provided in this section, “The International Product and Chemical Tanker Industry,” is reliable.

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

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size – Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
ULCC/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	120,000 – 199,999	Uncoated	Non IMO	Crude Oil
Aframax	80,000 – 119,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Panamax	60,000 – 79,999	Uncoated	Non IMO	Crude Oil	Refined Products – Dirty
Long Range 3 (LR3)	120,000 – 199,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 2 (LR2)	80,000 – 119,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Long Range 1 (LR1)	60,000 – 79,999	Coated	Non IMO	Refined Products	Crude; Chemicals/Veg Oils
Medium Range (MR)	25,000 – 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 – 59,999	Coated	Non IMO	Refined Products
	25,000 – 59,999	Uncoated	Non IMO	Refined Products
Short Range (SR)	10,000 – 24,999	Coated	Non-IMO	Refined Products
	10,000 – 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
Stainless Steel Tankers	10,000 +	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/Coated	Non IMO	Various e.g. Bitumen

Source: Drewry

In the product and chemical sectors, there are a number of vessels that possess the ability to carry both products and some chemicals. These vessels, therefore, represent a ‘swing’ element in supply in both of these markets. However, in practice many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

In 2018, a total of 3,414 million tons of crude oil, oil products and chemicals were moved by sea. The marginal increase of 1.0% from 3,381 million tons in 2017 is the result of inventory drawdown to meet the crude oil demand as the OPEC producers chose to keep a cap on supply and crude oil trade grew by a nominal 0.6% in 2018. Over the period from 2008 to 2018, seaborne trade in oil products grew at an annual average rate of 3.2% and in 2018 totalled 1,053 million tons. Provisional estimates indicate seaborne products trade growth at 2.0% in 2018 compared with 2.9% in 2017 because of inventory drawdown as well as lower growth in oil demand compared to the previous year.

Between 2013 and 2018, seaborne trade grew by an annual rate of 2.0% for crude oil, 3.1% for oil products, and 2.7% for chemicals. Over the period from 2013 to 2018, seaborne trade in refined products and chemicals were two of the fastest growing sectors of international tanker shipping. Changes in world seaborne tanker trade volumes in the period 2008 to 2018 are shown in the table below.

World Seaborne Tanker Trade Volumes

Year	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2008	2,014	0.3%	765	5.8%	179	1.8%	2,957	1.7%	3.0%
2009	1,928	-4.2%	777	1.6%	185	3.3%	2,889	-2.3%	-0.1%
2010	1,997	3.6%	810	4.3%	197	6.8%	3,004	4.0%	5.4%
2011	1,941	-2.8%	860	6.3%	207	4.7%	3,008	0.1%	4.3%
2012	1,988	2.4%	859	-0.2%	212	2.6%	3,059	1.7%	3.5%
2013	1,918	-3.5%	904	5.3%	217	2.5%	3,039	-0.6%	3.5%
2014	1,898	-1.0%	914	1.1%	222	2.2%	3,035	-0.2%	3.6%
2015	1,962	3.4%	963	5.3%	234	5.3%	3,158	4.1%	3.5%
2016	2,051	4.6%	1,003	4.2%	234	0.1%	3,288	4.1%	3.3%
2017	2,101	2.4%	1,032	2.9%	248	5.9%	3,381	2.8%	3.7%
2018*	2,113	0.6%	1,053	2.0%	248	0.1%	3,414	1.0%	3.7%
CAGR (2013 – 2018)	2.0%		3.1%		2.7%		2.4%
CAGR (2008 – 2018)	0.5%		3.2%		3.3%		1.4%

*	Provisional estimates

Source: Drewry

The Product Tanker Industry

While crude oil tankers transport crude oil from points of production to points of consumption — typically oil refineries in consuming countries — product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’). Tankers with no International Maritime Organization (IMO) certification but with coated cargo tanks are designed to carry products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable of carrying both products and chemicals/vegetable oils and fats. Given the above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic metres is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cubic metres is normally categorized as a chemical tanker.

In essence, products can be carried in coated non IMO tankers and IMO rated coated tankers. By this definition, the product capable tanker fleet comprises nearly 45% of the total tanker fleet (above 10,000 dwt) in numbers terms, and therefore plays a key part in the global tanker market.

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

Oil demand growth and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produce approximately one third of global supply in 2018. However, in recent years, the United States (U.S.) and Canadian crude oil production have increased as a result of the development of shale oil deposits, with the U.S. now the largest producer of crude in the world. This has reduced the U.S. seaborne crude import demand, but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf, because refiners have access to plentiful supplies of competitively priced feedstock.

New technologies such as horizontal drilling and hydraulic fracturing have triggered a shale oil revolution in the U.S., and in 2013, for the first time in the last two decades, the U.S. produced more oil than it imported. In view of the rising surplus in oil production, in 2015 the U.S. Congress lifted a 40 year-old ban on crude oil exports that was put in place after the Arab oil embargo in 1973, thereby allowing U.S. oil producers access to international markets.

The first shipments of the U.S. crude were sent to Europe immediately after the lifting of the ban, and since then other destinations have followed. The U.S. exported nearly 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for the U.S. crude producers as the country exported crude to every major importer including China, India, South Korea and several European countries. Consequently, the U.S. crude oil exports averaged 1.1 mbpd in 2017, with increasing production encouraging greater loadings in the Gulf of Mexico. In November 2018, the U.S. crude exports surpassed 3 mbpd. Provisional estimates indicate the U.S. crude exports grew by nearly 90% to 2.1 mbpd in 2018. However, this is still well below the exports of major exporters such as Saudi Arabia, Russia and other key Middle Eastern countries.

Additionally, in 2014, the Energy Information Administration (EIA) in the U.S. began classifying exports of U.S. treated condensate as ‘kerosene and light gas oils’ in its Petroleum Supply Monthly report. This followed on from a decision by the U.S. Bureau of Industry and Security (BIS) to allow the export of distilled condensate as a refined product. Field condensate, which can be fed into a refinery or used as a chemical plant feedstock, had until 2014 been considered as an upstream product and therefore restricted for export under the U.S. law. However, the BIS ruling that field stabilization processing changes condensate enough that it becomes a new product, which has opened up further export opportunities. In short, changes in the U.S. oil market have had a very positive impact on product tanker demand because the U.S. product exports have risen sharply since 2009 as indicated by the chart given below.

The US Crude Oil Production and Product Exports

Source: Drewry

Much of the increase in U.S. exports have gone to satisfy growing South American and African demand for oil products while other U.S. exports have been moving transatlantic into Europe, where local refinery shutdowns have supported the rise in the import of products.

In terms of ton-mile demand, a notable development in the patterns of world refining over the last five years has been the shift towards crude oil producing regions developing their own refinery capacity, while at the same time, poor refinery margins have led to closures of refineries in the developed world, most notably in Europe and on the U.S. East Coast. In this context it is already apparent that the closures of refining capacity in the developed world are prompting long haul imports to cater for product demand, for instance on routes such as the West Coast India to the U.S. eastern seaboard and Europe. Refinery closures close to consuming regions elsewhere in the world will also help to support product import demand. For example, in Australia, trade from Singapore has become increasingly important to compensate for the conversion of local producing refineries into storage depots. This is part of a general increase in intra-Asian trade which is already boosting product tanker demand.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2008 and 2018, refinery throughput in the OECD Americas moved up by 7.9% to 19.4 mbpd. Whereas, total OECD refining throughput in the same period increased marginally by 0.3%, despite cutbacks in OECD Europe and OECD Asia Oceania mainly on account of expansion in OECD Americas. In 2018, refining throughput of OECD countries stood at 38.5 mbpd and accounted for 46.8% of global refinery throughput.

Refinery Throughput(1) 2008 – 2018

(‘000 Barrels Per Day)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
OECD Americas	17,973	17,480	17,931	17,898	18,190	18,492	18,934	18,850	18,960	19,290	19,400
OECD Europe	13,364	12,377	12,265	11,935	11,942	11,304	11,232	11,900	11,920	12,300	12,100
OECD Asia Oceania	7,049	6,549	6,697	6,586	6,609	6,720	6,652	6,700	6,890	7,200	7,000
FSU	6,188	6,170	6,401	6,592	6,683	6,831	7,069	6,850	6,880	6,880	7,000
Non-OECD Europe	699	641	658	627	587	559	557	500	500	570	600
China	7,299	7,762	8,630	9,041	9,749	10,427	10,864	10,400	10,790	11,830	12,000
Other Asia	7,695	8,224	8,598	8,637	8,792	8,588	8,541	10,000	10,380	10,440	10,600
Latin America	5,181	4,729	4,678	4,873	4,470	4,589	4,545	4,550	4,200	3,830	3,500
Middle East	6,211	6,069	6,164	6,324	6,257	6,202	6,501	6,450	6,810	7,520	8,000
Africa	2,457	2,292	2,451	2,168	2,202	2,182	2,255	2,250	2,090	1,920	2,100
Total	74,116	72,293	74,471	74,682	75,482	75,894	77,149	78,450	79,420	81,780	82,300

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains; direct burning of crude oil and other non-gas liquids.

Source: Drewry

Asia and the Middle East have steadily increased their export-oriented refinery capacity in the last few years. As a result of these developments countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. It is also the case that export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted greater long-haul shipments to cater for product demand.

New refining capacity of 1.3 mbpd came online in 2018 and further new refinery capacity is currently scheduled for both the Middle East and Asia in the period 2019 to 2023. In the period 2019 to 2023, anticipated additions to refinery capacity on a regional basis amount to 7.7 mbpd, or 7.7% of existing refinery capacity.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

2.00
1.50
1.00
0.50
0.00
OECD America
OECD Europe
OECD Asia Oceania
FSU
Non-OECD Europe
China
Other Asia
Latin America
Middle East
Africa
2019
2020
2021
2022
2023

(1)	Assumes all announced plans go ahead as scheduled

Source: Drewry

In developed economies, such as Europe, refinery capacity is on the decline and this trend is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil producing centres and where the new capacity coming on stream is export orientated. These new refineries are more competitive, as they can process sour crude oil and are technically more advanced as well as more environment friendly compared with existing European refineries. It is also the case that few new refineries or expansions are planned for Europe. By contrast, Chinese and Indian refinery capacity, for example, has grown at faster rates than any other global region in the last decade, due to strong domestic oil consumption, and the construction of export-orientated refineries. In the period 2008 to 2018, Chinese refining capacity increased by 76.3% and for India, the growth was 65.9%.

China & India — Refining Capacity(1)

(‘000 Barrels Per Day)

25,000
20,000
15,000
10,000
5,000
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
China
India

(1)	Capacity for 2019 to 2021 assumes all announced plans go ahead as scheduled

Source: Drewry

As a result of the growth in trade and the changes in the location of refinery capacity, demand for product tankers expressed in terms of tonne-miles grew at a CAGR of 3.2% between 2008 and 2018. Generally, growth in products trade and product tanker demand is more consistent and less volatile than crude oil trade.

Seaborne Product Trade and Tonne-Mile Demand

1,100
1,050
1,000
950
900
850
800
750
700
650
600
3,300
3,100
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018*
Seaborne Product Trade - Million Tonnes (Left Hand Scale)
Tonne-Mile Demand - Billion Tonne-Miles (Right Hand Scale)

*	Provisional estimates

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non stainless steel/specialized tanker between 10,000 dwt and 60,000 dwt, as well as coated and other ‘product-capable’ vessels over 60,000 dwt. As of January 16, 2019, the world product tanker capable fleet consisted of 3,849 vessels with a combined capacity of 179.6 million dwt. Within the total tanker fleet, MR vessels account for 32.6% of total ship numbers, and in the global product tanker fleet, they account for 55.9% of total ship numbers. MR vessels are considered the ‘workhorses’ of the fleet.

As of January 16, 2019, the MR product tanker orderbook was 123 vessels totalling 6.1 million dwt. The MR orderbook as a percentage of the existing MR fleet in terms of number of vessels was 5.7%, compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 76 MR product tankers are due for delivery in the remainder of 2019 and a further 41 MR vessels in 2020. Approximately 60% of the vessels on order in the MR category are scheduled to be delivered in 2019 and this would increase the MR fleet by 3.5%, assuming no vessel scrapping. However, in recent years, the orderbook has been affected by the non-delivery of vessels or ‘slippage’ as it is sometimes referred to. Current estimates suggest that in 2018, approximately 30% of vessels across the entire tanker orderbook scheduled for delivery in 2018 were not delivered during the year. Some of the non-delivery was a result of delays, either through mutual agreement or through shipyard problems, while some were due to vessel cancellations. Slippage is likely to remain an issue going forward and will continue to affect fleet growth.

The other factor that will affect future supply is vessel scrapping. The volume of scrapping is primarily a function of the age profile of the fleet, scrap prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. In 2016, a total of 32 tankers of a combined capacity of 2.3 million dwt were sold for scrap, of which 17 tankers of approximately 0.7 million dwt were in the MR size range. In comparison, 84 tankers with a combined capacity of 10.4 million dwt of tonnage were scrapped in 2017, of which 19 tankers with a total capacity of 0.8 million dwt were in the MR size range. Low freight rates in a weak tanker market in 2018 encouraged greater demolitions and provisional data suggests that 156 tankers of a combined capacity of 20.7 million dwt were sold to scrapyards, of which 34 tankers with an aggregate capacity of 1.4 million dwt were MR tankers.

World Tanker Fleet & Orderbook: January 16, 2019

Vessel Type/Class	Fleet		Size dwt	Orderbook		% Fleet No. of Vessels	Orderbook Delivery Schedule (No. of Vessels)
	Number	M Dwt		Number	M Dwt		2019	2020	2021	2022+
ULCC/VLCC	743	228.7	200,000+	94	29.1	12.7%	58	32	4	0
Suezmax	548	85.7	120,000 – 199,999	66	10.0	12.0%	32	29	5	0
Aframax (Uncoated)	649	70.8	80,000 – 119,999	46	5.2	7.1%	30	16	0	0
Panamax (Uncoated)	77	5.4	60,000 – 79,999	5	0.3	6.5%	0	5	0	0
Crude Tankers	2,017	390.6		211	44.6	10.5%	120	82	9	0
Long Range 3 (LR3)	19	3.0	120,000 – 199,999	0	0.0	0.0%	0	0	0	0
Long Range 2 (LR2)	356	39.0	80,000 – 119,999	34	3.9	9.6%	22	3	9	0
Long Range 1 (LR1)	369	27.2	60,000 – 79,999	18	1.4	4.9%	12	6	0	0
LR Product Tankers	744	69.1		52	5.2	7.0%	34	9	9	0
Coated IMO 2	982	44.6	25,000 – 59,999	55	2.7	5.6%	39	11	5	0
Coated IMO 3 & Non IMO Coated/Uncoated	1,171	51.7	25,000 – 59,999	68	3.3	5.8%	37	30	1	0
Total MR	2,153	96.3		123	6.1	5.7%	76	41	6	0
Short Range	952	14.1	10,000 – 24,999	50	0.8	5.3%	27	21	2	0
Stainless Steel Tankers	737	16.3	10,000+	54	1.4	7.3%	37	17	0	0
Total All Tankers	6,603	586.4		490	58.2	7.4%	294	170	26	0

Source: Drewry

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (BWMS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation D-2 of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO D-2 standard is also the standard that has been adopted by the US Coast Guard’s ballast water regulations and the US EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to BWM Convention from September 8, 2017, to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date and for an MR2 tanker, the retrofit cost could be as much as $1.0 million per vessel including labour. Expenditure of this kind will be another factor impacting the decision to scrap older vessels once the extended BWM Convention comes into force in September 2019.

The second factor that is likely to impact future vessel supply is the drive to introduce low sulfur fuels. For many years, high sulphur fuel oil (HSFO) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view.

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HSFO into cleaner fuels that have less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (‘ECAs’) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 0.1%. From January 1, 2020, ships sailing outside ECAs will switch to an alternate fuel with permitted sulfur content up to 0.5%. This will create openings for a variety of compliant fuels (with estimates indicating that demand for compliant fuels, such as marine gas oil, will increase by 2.5 – 3 mbpd), and/or require major capital expenditures for costly ‘scrubbers’ to be retrofitted on existing ships and as such the rules will be another factor hastening the demise of older ships.

The Product Tanker Freight Market

Between 2003 and early 2008, the differential between demand and supply for tankers remained narrow and rates were generally very firm. Following the global financial crisis in 2009, tanker demand nosedived, coinciding with substantial tonnage entering the fleet, driving earnings down until the market started to recover in 2014. Product tanker fleet growth in 2015 was approximately 5.0% in capacity terms and with demand growing by approximately 6.0% improved utilization rates in the sector have led to much stronger freight rates. The specific factors which have led to improved market conditions include:

(i)	increased trade due to higher stocking activity and improved demand for oil products
(ii)	longer voyage distances because of refining capacity additions in Asia
(iii)	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers
(iv)	lower bunker prices have also been a factor contributing to higher net earnings

The average time charter equivalent (TCE) of the spot rate for a Medium Range (MR) product tanker in 2015 was $18,375/day, compared with an average of $9,833/day in 2014. On a one-year time charter rate basis, average MR rates rose from $14,438/day in 2014 to $17,271/day in 2015. However, the surge in newbuild deliveries in 2016 had a negative impact on vessel earnings, with average freight rates in the spot and one year time charter markets falling to $9,767/day and $15,125/day respectively. Another round of newbuilding deliveries in 2017 had an adverse effect on supply-demand dynamics and freight rates for product tankers declined further. In 2017, average one year time charter rate for MR tankers was $13,188/day, while on TCE basis the average rate during 2017 was $9,158/day. The product tanker market remained weak in 2018 and TCE rates and one year time charter rates averaged at $9,299/day and $13,175/day respectively. However, the freight rates improved significantly in the closing month of the year.

MR Product Tanker Freight Rates

(US$ Per Day)

30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
1 Year Timecharter
3 Year Timecharter
Average Spot Earnings

Source: Drewry

It should be noted that these rates are based on standard five year old MR vessels, and there is some evidence that modern fuel efficient vessels with ‘Eco’ specifications are commanding an additional premium of up to 10% over the freight rate realized by these vessels.

Asset Values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008. In December 2018, the newbuilding price for an MR product tanker was estimated at $36.0 million.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. In December 2018, a five year old MR product tanker was estimated to have a value of $27.0 million. The trend in newbuilding prices, second-hand values and freight rates for an MR tanker in the period 2008 to December 2018 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE (US$/day)	Time charter (US$/day)		Asset Prices (US$million)
Period Averages		1 Year	3 Year	Newbuild	5 Year Old
2008	21,156	23,092	21,500	52.1	51.0
2009	9,043	14,850	15,267	40.3	30.2
2010	10,568	12,388	13,646	35.9	26.4
2011	8,658	13,633	14,575	36.1	28.3
2012	8,000	13,325	14,500	33.2	25.2
2013	9,550	14,346	15,161	33.8	26.2
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8

	Spot TCE (US$/day)	Time charter (US$/day)		Asset Prices (US$million)
Period Averages		1 Year	3 Year	Newbuild	5 Year Old
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
Dec-18	18,033	14,000	14,500	36.0	27.0
2014 – 2018
5 Year Avg	11,286	14,639	15,213	34.8	25.5
5 Year Low	4,800	12,000	14,000	32.0	22.0
5 Year High	23,600	19,500	18,000	37.0	29.0
2009 – 2018
10 Year Avg	10,225	14,174	14,921	35.3	26.4
10 Year Low	4,800	10,800	12,200	32.0	22.0
10 Year High	23,600	20,000	18,800	44.0	38.0

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

Chemical Tanker Demand

Demand for chemicals is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), chemical prices, feedstock costs and chemical production capacity. Given their industrial usage, chemical demand, and as a result demand for seaborne transport, is strongly correlated with global GDP. Seaborne trade in chemicals is characterized by a wide range of individual cargoes and a relatively regionalized structure compared with crude and products. Given the geographical complexity and the diversity of cargoes involved and the way in which some cargoes are transported, estimating total seaborne trade in chemicals is difficult. Essentially, there are four main types of chemicals transported by sea: i) organic chemicals, ii) inorganic chemicals, iii) vegetable oils and fats and iv) other commodities such as molasses.

Seaborne Chemical Trades

(Million Tons)

Year	Organics	Inorganics	Veg/Animal Oils & Fats	Other Chemical Cargoes	Total	% Change
2008	81.2	26.6	56.8	14.4	178.9	1.8
2009	89.3	25.4	59.1	11.1	184.8	3.3
2010	97.6	26.9	61.5	11.5	197.5	6.8
2011	99.4	28.2	63.6	15.4	206.7	4.7
2012	100.2	28.5	68.7	14.5	211.9	2.6
2013	105.6	27.5	70.1	14.1	217.3	2.5
2014	107.9	28.3	72.7	13.2	222.1	2.2
2015	110.4	30.0	79.8	13.8	234.0	5.3
2016	112.3	31.4	75.3	15.1	234.1	0.1
2017	116.6	33.7	81.3	16.3	247.9	5.9
2018*	118.3	33.2	79.6	17.0	248.2	0.1

*	Provisional estimates

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

From a regional perspective, activity is focused on three main geographical areas. Europe is a mature, established producing region, contributing over one quarter of total chemical production. Much of Europe’s production serves domestic requirements. This manifests itself in increased demand for short-sea services, rather than deep-sea trades. North American (predominantly the US) manufacturers produce approximately one fifth of the major chemical products in the world. Although the majority of the US production is for domestic use, particularly where gasoline additives are involved, the country also produces above domestic requirements, which results in significant export volumes.

In the U.S., the chemicals industry will be affected by the development of shale gas. Increased supplies of natural gas in the U.S. have already served to push down domestic gas prices and the fall in natural gas prices has had a beneficial impact on feedstock costs for the petrochemical industry. In particular, the cost of ethane has fallen significantly since 2011, thereby increasing the competitiveness of the U.S. petrochemical industry within a global perspective. Accordingly, U.S. ethylene production costs have fallen to levels where the U.S. can now compete with Middle Eastern suppliers, and this opens up new opportunities to expand U.S. ethylene cracking capacity and subsequently petrochemical capacity. Ethylene cracker utilization in the U.S. has improved and prior to the fall in oil prices in late 2014, plans had been announced for a number of new petrochemical plants. Ethylene is a precursor for many of the organic chemicals shipped by sea (e.g. ethylene dichloride, ethylene glycol), so increased production would lead to increased availability of downstream chemical products for export from the U.S. Although the Middle East will continue to be the largest supplier of organic chemicals, the U.S. will be a major exporter of methanol and ethylene derivatives to the Far East market. Meanwhile, the U.S. and Iran’s new methanol projects have had a significant impact on global seaborne chemical trade.

Chemical Tanker Supply

Chemical tankers are characterized mainly by cargo containment systems which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products, which are typically hazardous and easily contaminated, cargo segregation and containment is an essential feature of these tankers.

Chemicals can only be carried in a tanker which has a current IMO Certificate of Fitness. The IMO regulates the carriage of chemicals by sea under the auspices of the International Bulk Chemical Code (IBC), which classifies potentially dangerous cargoes into three categories, typically referred to as IMO 1, IMO 2 and IMO 3. Specific IMO conventions govern the requirements for particular tanks to be classified as each grading, with the pertinent features of each tank being the internal volume and its proximity to the sides and bottom of the vessel’s hull.

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

Overall, within the product and chemical tanker fleets, it is important to recognize that there are a group of ‘swing’ ships which can trade in either products or in chemicals, vegetable oils and fats. For example, a product tanker with IMO 2 certification may trade from time to time in easy chemicals such as caustic soda. Equally, an IMO 2 chemical tanker can in theory carry in products. The sector in which these ‘swing’ ships trade will depend on a number of factors, with the main influences being the exact technical specifications of the ship, the last cargo carried, the state of the freight market in each sector and the operating policy of the ship owner/operator.

As of January 16, 2019, the world IMO 2 Coated and Stainless Steel tanker fleet consisted of 1,677 vessels with a combined capacity of 36.3 million dwt. The orderbook consisted of 95 vessels with an aggregate capacity of 2.4 million dwt, or 5.7% of the existing fleet. In 2018, provisional data suggests that only seven MR chemical tankers totalling 0.3 million dwt were sent for demolition. In addition, chemical tankers are relatively complex vessel types to build and this increases the barriers to entry for shipyards and the pool of yards that owners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: January 16, 2019

Ship Type	Size (DWT)	Fleet		Orderbook			Orderbook Delivery Schedule (No. of Vessels)
		Number	M Dwt	Number	M Dwt	% Fleet No. of Vessels	2019	2020	2021	2022+
Coated IMO 2	10,000+	940	20.1	41	1.0	4.4%	17	17	7	0
Stainless Steel	10,000+	737	16.3	54	1.4	7.3%	37	17	0	0
Total		1,677	36.3	95	2.4	5.7%	54	34	7	0

Source: Drewry

The Chemical Tanker Freight Market

Nearly 40% to 60% of all chemical movements are covered by COAs, while the spot market covers 35% to 40%. The remainder is made up by other charter arrangements and cargoes moved in tonnage controlled by exporters or importers. However, the COA-spot ratio varies depending on the vessel sizes, shipowners’/operators’ chartering strategy and other factors. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, as fixing is often sporadic, or more often than not covered by contract business. For these reasons, the assessment of spot freight rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements.

During and following the global financial crisis in 2008-09, chemical tanker freight rates declined between 2008 and 2012. However, freight rates on most routes strengthened in 2013, the freight rates continued to record small gains on the back of increased vessel demand in 2014 and 2015 on account of improved seaborne chemical trade. However, the freight rates on average declined by 4.5% in 2016 as a result of a slowdown in demand growth. Freight rates on key routes dropped further in 2017, primarily on account of supply side pressure, due to greater newbuilding deliveries and subdued demolitions, in an already weak market. Provisional data for 2018 suggest that global seaborne chemical trade grew marginally by 0.1% and time charter rates on key routes registered an average gain of 3.2%.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values show a relationship to the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; second-hand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to the complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than product tankers due to the lower volume of ordering and variation in specification. However, at the end of 2018, prices were generally 25% to 35% lower than the market peak in early 2008. Similarly, in the second-hand market, asset values in some cases have dropped by nearly 50% since 2008.

Environmental and Other Regulations

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, applicable national authorities such as the United States Coast Guard (“USCG”), harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability and financial condition.

International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2012, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code.” The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulphur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificates are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years. The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business, financial condition and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VPG and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, and DNV-GL).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We may maintain insurance against loss of hire for certain charters or in certain geographical locations as we consider appropriate, which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report and is incorporated herein by reference, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced in March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have exercised our option on our lease with a third party for office space at Pembroke, Bermuda for an additional two-year term that commenced in May 2018. We have entered into leases for our offices in Singapore and Houston, Texas with third parties that commenced in March 2018 and April 2016, respectively. These leases are for periods of two years and one year respectively, with an option for a one year further term in Singapore, and automatically for successive one year terms in Houston until terminated. Average aggregate payments under these leases are approximately $0.5 million per annum.

As at January 31, 2019, all of our 27 vessels are subject to liens relating to our credit facilities or are subject to finance leases under which we are the lessee.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2018, 2017, and 2016 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

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

Our Charters

We generate revenues by charging customers for the transportation of their petroleum or chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual arrangements:

•	Commercial Pooling Arrangements. Our vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement.
•	Spot Charter. We arrange spot employment for our vessels in-house. We are responsible for all costs associated with operating the vessel, including vessel operating expenses and voyage expenses.

•	Time Charter. Vessels we operate, and for which we are responsible for crewing and for paying other vessel operating expenses (such as repairs and maintenance, insurance, stores, lube oils, communication expenses) and technical management fees, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. As at January 31, 2019, none of our vessels were on time charter.

The table below illustrates the primary distinctions among these types of charters and contracts.

	Time Charter	Commercial Pool	Spot Charter
Typical contract length	1 – 5 years	Indefinite	Single voyage
Hire rate basis(1)	Daily	Varies (daily rate reported)	Varies
Voyage expenses(2)	Charterer pays	Pool pays	We pay
Vessel operating expenses(3)	We pay	We pay	We pay
Off-hire(4)	We pay	We pay	We pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(3)	“Vessel operating expenses” are costs of operating a vessel that are incurred during a charter, including costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.
(4)	“Off-hire” refers to the time a vessel is not available for service, due primarily to scheduled and unscheduled repairs or drydocking.

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

Depreciation.  Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. We depreciate our vessels over an estimated useful life of 25 years on a straight-line basis to their residual scrap value. The rate we use to calculate the residual scrap value is $300 per lightweight ton.

Amortization of Deferred Drydock Expenditure.  Amortization of deferred drydock expenditure relates to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent (“TCE”) Rates.  TCE daily rate, represents net revenues divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, idle days or repositioning associated with vessels held for sale. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred, divided by revenue days, including among other expenses, all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.

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

Commercial Pooling Arrangements.  To increase vessel utilization and thereby revenues, we participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenues than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers.

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

Fleet Growth

As at January 31, 2019, our fleet consists of 27 double-hulled product and chemical tankers all of which are in operation. We acquired 13 of our vessels as second-hand vessels, of which seven of our vessels were upgraded to increase efficiency and improve performance. In 2015, 2016, 2017 and 2018 we paid an aggregate of $232.5 million, $174.0 million, $0.4 million and $16.8 million ($1.6 million of which was paid as a deposit in 2017) respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 to 2015, our fleet grew on a net basis by 20 vessels, respectively.

In 2016 we acquired (on a net basis) three vessels and in 2017 we did not acquire any vessels, but paid a deposit for a vessel, Ardmore Sealancer, which we took delivery of in January 2018. During 2018, the Ardmore Seatrader was classified as held for sale. The vessel was delivered to the buyer in January 2019. On February 1, 2019, we agreed to terms for the sale of the Ardmore Seamaster. The vessel is expected to be delivered to the buyer in February 2019.

Operating Results

The tables below present our operating results for the years ended December 31, 2018 and 2017 and for the years ended December 31, 2017 and 2016, respectively, and include related disclosure about year-to-year changes.

Statement of Operations for the Year Ended December 31, 2018 and December 31, 2017

	Year Ended		Variance	Variance (%)
	Dec 31, 2018	Dec 31, 2017
REVENUE
Revenue	$210,179,181	195,935,392	14,243,789	7%
OPERATING EXPENSES
Commissions and voyage related costs	98,142,454	72,737,902	(25,404,552)	(35)%
Vessel operating expenses	67,017,632	62,890,401	(4,127,231)	(7)%
Depreciation	35,137,880	34,271,091	(866,789)	(3)%
Amortization of deferred drydock expenditure	3,637,276	2,924,031	(713,245)	(24)%
General and administrative expenses:
Corporate	12,626,373	11,979,017	(647,356)	(5)%
Commercial and chartering	3,233,888	2,619,748	(614,140)	(23)%
Total operating expenses	219,795,503	187,422,190	(32,373,313)	(17)%
(Loss)/profit from operations	(9,616,322)	8,513,202	(18,129,524)	(213)%
Interest expense and finance costs	(27,405,608)	(21,380,165)	(6,025,443)	(28)%
Interest income	606,665	436,195	170,470	39%
Loss on vessel held for sale	(6,360,813)	—	(6,360,813)	N/A
Loss before taxes	(42,776,078)	(12,430,768)	(30,345,310)	(244)%
Income tax	(162,923)	(59,567)	(103,356)	(174)%
Net loss	$(42,939,001)	(12,490,335)	(30,448,666)	(244)%

Revenue.  Revenue for 2018 was $210.1 million, an increase of $14.2 million from $195.9 million for 2017.

The average number of owned vessels increased to 28 for 2018, from 27 for 2017, resulting in revenue days of 9,925 for 2018, as compared to 9,741 for 2017.

We had 28 and 19 vessels employed directly in the spot market as at December 31, 2018 and December 31, 2017, respectively. For spot chartering arrangements, we had 8,746 revenue days for 2018, as compared to 6,754 for 2017. This increase in spot chartering revenue days resulted in an increase in revenue of $45.9 million compared to 2017, while changes in spot rates resulted in a decrease in revenue of $5.8 million compared to 2017.

We had zero and eight vessels employed under time charter and pool arrangements as at December 31, 2018 and December 31, 2017, respectively. Revenue days derived from time charter and pooling arrangements were 1,179 for 2018, as compared to 2,987 for 2017. The decrease in time charter and pool arrangement revenue days resulted in a decrease in revenue of $24.2 million compared to 2017, while a decrease in pool earnings for 2018 resulted in a decrease in revenue of $1.7 million compared to 2017.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage-related costs.  Commissions and voyage related costs were $98.1 million for the year ended December 31, 2018, an increase of $25.4 million from $72.7 million for the year ended December 31, 2017. Revenue days increased to 9,925 for the year ended December 31, 2018, as compared to 9,741 for the year ended December 31, 2017.

For spot chartering arrangements, we had 8,746 revenue days for the year ended December 31, 2018, as compared to 6,754 for the year ended December 31, 2017. This increase in spot chartering revenue days resulted in an increase in commissions and voyage related expenses. For vessels employed directly in the spot market, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE rate.  The TCE rate for our fleet was $11,529 per day for the year ended December 31, 2018, a decrease of $1,180 per day from $12,709 per day for the year ended December 31, 2017.

Vessel operating expenses.  Vessel operating expenses were $67.0 million for the year ended December 31, 2018, an increase of $4.1 million from $62.9 million for the year ended December 31, 2017. This increase is primarily due to an increase in the number of vessels in operation for 2018. Vessel operating expenses by their nature are prone to fluctuations between periods. Average operating costs per vessel per day, including technical management fees, were $6,456 for the year ended December 31, 2018, as compared to $6,298 for the year ended December 31, 2017.

Depreciation.  Depreciation expense for the year ended December 31, 2018 was $35.1 million, an increase of $0.8 million from $34.3 million for the year ended December 31, 2017. The increase is due to an increase in the average number of owned vessels to 28 for 2018 from 27 for 2017.

Amortization of deferred drydock expenditure.  Amortization of deferred drydock expenditure for the year ended December 31, 2018 was $3.6 million, as compared to $2.9 million for the year ended December 31, 2017. There were nine drydockings in 2018 as compared to five drydockings in 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and administrative expenses:  Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2018 were $12.6 million, an increase of $0.6 million from $12.0 million for the year ended December 31, 2017. Average headcount increased to 31 for the year ended December 31, 2018 as compared to 30 for the year ended December 31, 2017.

General and administrative expenses: Commercial and Chartering.  Commercial and chartering related general and administrative expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot market trading activities. These commercial and chartering expenses for the year ended December 31, 2018 were $3.2 million compared to $2.6 million for the year ended December 31, 2017. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the year ended December 31, 2018. Average headcount increased to 18 as compared to 16 for the year ended December 31, 2017.

Interest expense and finance costs.  Interest expense and finance costs (which include loan interest, finance lease interest, and amortization of deferred finance fees and are net of capitalized interest) for the year ended December 31, 2018 were $27.4 million, as compared to $21.4 million for the year ended December 31, 2017. Cash interest expense increased by $4.4 million to $22.7 million for 2018 from $18.3 million for 2017. The increase in interest expense and finance costs was primarily due to an increased average LIBOR rate during the year as well as a change in debt structure due to the new finance leases entered into as part of vessel refinancings. Amortization of deferred finance fees for 2018 was $4.7 million, compared to $3.1 million for 2017. The 2018 amount includes a write-off of deferred finance fees of $2.3 million relating to the sale and leaseback transactions.

Statement of Operations for the Year Ended December 31, 2017 and December 31, 2016

	Year Ended		Variance	Variance (%)
	Dec 31, 2017	Dec 31, 2016
REVENUE
Revenue	$195,935,392	164,403,938	31,531,454	19%
OPERATING EXPENSES
Commissions and voyage related costs	72,737,902	37,121,398	(35,616,504)	(96)%
Vessel operating expenses	62,890,401	56,399,979	(6,490,422)	(12)%
Depreciation	34,271,091	30,091,237	(4,179,854)	(14)%
Amortization of deferred drydock expenditure	2,924,031	2,715,109	(208,922)	(8)%
General and administrative expenses:
Corporate	11,979,017	12,055,725	76,708	1%
Commercial and chartering	2,619,748	2,021,487	(598,261)	(30)%
Total operating expenses	187,422,190	140,404,935	(47,017,255)	(33)%
Profit from operations	8,513,202	23,999,003	(15,485,801)	(65)%
Interest expense and finance costs	(21,380,165)	(17,754,118)	(3,626,047)	(20)%
Interest income	436,195	164,629	271,566	165%
Loss on disposal of vessels	—	(2,601,148)	2,601,148	N/A
(Loss)/profit before taxes	(12,430,768)	3,808,366	(16,239,134)	(426)%
Income tax	(59,567)	(60,434)	867	1%
Net (loss)/profit	$(12,490,335)	3,747,932	(16,238,267)	(433)%

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

We had 19 and 17 vessels employed directly in the spot market as at December 31, 2017 and December 31, 2016, respectively. For spot chartering arrangements, we had 6,754 revenue days for the year ended December 31, 2017, as compared to 4,158 for the year ended December 31, 2016. This increase in spot chartering revenue days resulted in an increase in revenue of $58.2 million compared to the year ended December 31, 2016, while changes in spot rates resulted in an increase in revenue of $4.5 million compared to the year ended December 31, 2016.

We had eight and ten vessels employed under time charter and pool arrangements as at December 31, 2017 and December 31, 2016, respectively. Revenue days derived from time charter and pool arrangements were 2,987 for the year ended December 31, 2017, as compared to 4,477 for the year ended December 31, 2016.

The decrease in time charter and pool arrangement revenue days resulted in a decrease in revenue of $23.7 million compared to the year ended December 31, 2016, while a decrease in pool earnings for the year ended December 31, 2017 resulted in a decrease in revenue of $7.5 million compared to the year ended December 31, 2016.

Commissions and voyage related costs.  Commissions and voyage related costs were $72.7 million for the year ended December 31, 2017, an increase of $35.6 million from $37.1 million for the year ended December 31, 2016. Revenue days increased to 9,741 for the year ended December 31, 2017, as compared to 8,635 for the year ended December 31, 2016. For spot chartering arrangements, we had 6,754 revenue days for the year ended December 31, 2017, as compared to 4,158 for the year ended December 31, 2016. This increase in spot chartering revenue days resulted in an increase in commissions and voyage-related expenses.

TCE rate.  The TCE rate for our fleet was $12,709 per day for the year ended December 31, 2017, a decrease of $2,076 per day from $14,785 per day for the year ended December 31, 2016.

Vessel operating expenses.  Vessel operating expenses were $62.9 million for the year ended December 31, 2017, an increase of $6.5 million from $56.4 million for the year ended December 31, 2016. This increase is primarily due to an increase in the number of vessels in operation for 2017. Vessel operating expenses by their nature are prone to fluctuations between periods. Average operating costs per vessel per day, including technical management fees, were $6,298 for the year ended December 31, 2017, as compared to $6,405 for the year ended December 31, 2016.

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

General and administrative expenses: Corporate.  Corporate-related general and administrative expenses for the year ended December 31, 2017 were $12.0 million, in line with $12.1 million for the year ended December 31, 2016. Average headcount increased to 30 for the year ended December 31, 2017 as compared to 29 for the year ended December 31, 2016.

General and administrative expenses: Commercial and Chartering.  Commercial and chartering related general and administrative expenses for the year ended December 31, 2017 were $2.6 million compared to $2.0 million for the year ended December 31, 2016. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices, and an increased headcount in the commercial and chartering departments for the year ended December 31, 2017. Average headcount increased to 16 as compared to seven for the year ended December 31, 2016.

Interest expense and finance costs.  Interest expense and finance costs (which include loan interest, finance lease interest, and amortization of deferred finance fees and are net of capitalized interest) for the year ended December 31, 2017 were $21.4 million, as compared to $17.8 million for the year ended December 31, 2016. Cash interest expense increased by $4.0 million to $18.3 million for 2017 from $14.3 million for 2016. The increase in interest expense and finance costs was primarily due to an increased average LIBOR rate during the year as well as a change in debt structure due to new finance leases. Amortization of deferred finance fees for 2017 was $3.1 million, compared to $3.4 million for 2016. The 2016 amount includes a write-off of deferred finance fees of $0.6 million relating to the sale of the Ardmore Calypso, the Ardmore Capella and the Ardmore Centurion.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents with the majority of our cash in the currency of U.S. Dollars, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. Following payments made to long-term debt, with such payments primarily made using our net proceeds from vessel sale and leaseback transactions, our total cash and cash equivalents as at December 31, 2018 were $56.9 million, an increase of $17.4 million from $39.5 million as at December 31, 2017. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that reduces the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

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

Our credit facilities and finance leases are described in Notes 8 (“Debt”) and 9 (“Finance leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2018, we were in compliance with all covenants relating to our financing facilities.

Cash Flow Data for the Years Ended December 31, 2018, 2017 and 2016

	For the years ended
CASH FLOW DATA	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Net cash provided by operating activities	$9,426,377	18,416,228	42,634,500
Net cash used in investing activities	$(17,556,879)	(2,282,251)	(122,311,231)
Net cash provided by/(used in) financing activities	$25,576,133	(32,629,443)	95,520,221

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

For the year ended December 31, 2018, cash flow provided by operating activities was $9.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $7.9 million. Changes in operating assets and liabilities resulted in an inflow of $8.1 million and drydock payments were an outflow $6.6 million.

For the year ended December 31, 2017, cash flow provided by operating activities was $18.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $28.2 million. Changes in operating assets and liabilities resulted in an outflow of $6.0 million and drydock payments were an outflow $3.8 million.

For the year ended December 31, 2016, cash flow provided by operating activities was $42.6 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $43.8 million. Changes in operating assets and liabilities resulted in an inflow of $1.9 million and drydock payments were an outflow $3.1 million.

Cash used in investing activities

For the year ended December 31, 2018, net cash used in investing activities was $17.6 million. Payments for vessel equipment and vessels acquired were $16.8 million for 2018. We had no proceeds from sale of vessels. Payments for ballast water treatment systems were $0.5 million. Payments for office equipment, and fixtures and fittings and leasehold improvements were $0.3 million.

For the year ended December 31, 2017, net cash used in investing activities was $2.3 million. Payments for vessel equipment and vessels acquired were $0.4 million for 2017. We had no proceeds from sale of vessels. Payments for deposit to purchase a new vessel was $1.6 million. Payments for office equipment, and fixtures and fittings and leasehold improvements were $0.3 million.

For the year ended December 31, 2016, net cash used in investing activities was $122.3 million. Payments for vessel equipment and vessels acquired were $174.0 million for 2016. Proceeds from sale of vessels were $52.7 million. Payments for office equipment, and fixtures and fittings and leasehold improvements were $1.0 million.

Cash provided by/(used in) financing activities

For the year ended December 31, 2018, the net cash provided by financing activities was $25.6 million. Drawdowns of long-term debt amounted to $3.9 million and repayments of debt amounted to $184.3 million. Total principal repayments of finance lease arrangements were $7.3 million and total proceeds from finance leases were $209.7 million, which proceeds we used primarily to repay debt related to the applicable vessels. Net proceeds from the sale of common stock under our at-the-market offering program and from the option to purchase additional shares of our common stock, which option the underwriter partially exercised in January 2018 in connection with the GA Holdings LLC's public offering of our common shares in November 2017, for a total of 305,459 shares, amounted to $7.3 million. We also incurred payments of $3.7 million relating to deferred finance fees for finance lease facilities.

For the year ended December 31, 2017, the net cash used in financing activities was $32.6 million. Drawdowns of long-term debt amounted to $11.0 million and repayments of debt amounted to $62.7 million. Total principal repayments of finance lease arrangements were $2.0 million and total proceeds from finance leases were $33.1 million, which proceeds we used primarily to repay debt related to the applicable vessels. We also incurred payments of $0.8 million relating to deferred finance fees for loan facilities. As part of GA Holdings LLC’s sale of its 5,787,942 remaining shares of our common stock, we repurchased from GA Holdings LLC 1,435,654 common shares for $11.1 million (excluding professional fees).

For the year ended December 31, 2016, the net cash provided by financing activities was $95.6 million. Drawdowns of long-term debt amounted to $110.0 million and repayments of debt amounted to $42.2 million. Total principal repayments of finance lease arrangement were $27.1 million and total proceeds from finance lease were $9.3 million. We also incurred payments of $6.0 million relating to deferred finance fees for loan facilities. Quarterly cash dividends paid for 2016 were $9.3 million and $3.0 million was used to repurchase common stock. In June 2016, we completed a public offering of 7,500,000 of our common shares for net proceeds of $63.9 million.

Capital Expenditures

Drydock

Nine of our vessels completed drydock surveys in 2018. The drydocking schedule through December 31, 2022 for our vessels that were in operation as of December 31, 2018 is as follows:

	For the years ended December 31
	2019	2020	2021	2022
Number of vessels in drydock (excluding in-water surveys)	9	10	6	2

We will continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Newbuildings

We currently have no newbuildings on order. However, our growth strategy contemplates expansion of our fleet through vessel acquisitions and newbuildings.

Upgrades

We intend to continue our investment program for vessel upgrades, primarily following acquisition of second- hand vessels, where feasible to maintain operational efficiency, optimum commercial performance and preservation of asset value.

Dividends

We did not pay any dividends during 2018 or 2017. On February 29, May 31, and August 31, 2016, we paid cash dividends on our common stock of $0.13, $0.16 and $0.11 per share, respectively. We did not pay a dividend for the quarters ended September 30, 2016 and December 31, 2016. On April 2, 2015, we introduced our Dividend Reinvestment Plan. The plan allows existing shareholders to purchase additional common shares by automatically reinvesting all or any portion of the cash dividends paid on common shares held by the plan participant.

On September 8, 2015, we announced a change to our dividend policy to a constant payout ratio policy. Under the policy we expect to pay out as dividends on a quarterly basis 60% of Earnings from Continuing Operations (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items).

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations on vessel finance and certain other obligations as at December 31, 2018. As of that date, we had no such obligations or commitments due after the year ending December 31, 2030.

ITEM	FY 2019	FY 2020 – 2022	FY 2023 – 2025	FY 2026 – 2030	Total
Debt	$24,217,892	$208,044,828	$—	$—	$232,262,720
Finance leases	37,532,945	79,862,241	138,071,252	40,715,444	296,181,882
Interest expense	16,184,431	34,323,125	10,061,643	3,239,714	63,808,913
Office space	525,715	939,469	944,827	54,241	2,464,252
	78,460,983	323,169,663	149,077,722	44,009,399	594,717,767

(1)	Finance leases relate to amounts payable under bareboat arrangements and includes fixed interest expenses and lease amortization.
(2)	The interest expense on our loans and finance leases is variable and based on LIBOR. The amounts in the above schedule were calculated using the average three month forward rate each year plus a margin of 3.10%, which is the weighted average margin on our senior loan facilities and our finance lease facilities.

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

The majority of our spot charters are considered leases under U.S. GAAP accounting standards (See Note 2.4 “Summary of significant accounting policies” to our consolidated financial statements included in this Annual Report for a description). In these cases, revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis (i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage), provided an agreed irrevocable charter between us and the charterer is in existence and collectability is reasonably assured. Revenue under voyage charters is not recognized until a charter has been agreed, even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.

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

Voyage charters on the spot market that do not meet the lease definition (See Note 2.4.1 “Lease revenue from voyage charters” to our consolidated financial statements included in this Annual Report for a description) are recognized ratably on a load-to-discharge basis (i.e. from when cargo is loaded at the port to when it is discharged after the next voyage).

Share-based compensation.  We grant share-based payment awards, such as restricted stock units, as incentive-based compensation to certain employees. We granted Stock Appreciation Rights (“SARs”) to certain employees and officers in August 2013, March 2014, June 2014, March 2015, January 2016, and April 2018 (which included dividend equivalent rights). We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted, which we calculate according to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 718, Compensation — Stock Compensation (“ASC 718”), see Note 19 (“Share based compensation”).

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

Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected off-hire and scrap values. These assumptions are based on historical trends as well as future expectations. In estimating future revenues, the Company considers charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for the Company over the last 5 years, where available, and historical average one-year time charter rates for the industry over the last 10 years in each case adjusted for inflation. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, and management believes the use of estimates based on internally forecasted rates and, among other things, 10-year historical average rates calculated as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Utilization is based on historical levels achieved and estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

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

In recent years, the market values of vessels have experienced particular volatility, with substantial declines in many of the charter-free market values, or basic market values, of various vessel classes. As a result, the value of our vessels may have declined below those vessels’ carrying values, even though we did not impair those vessels’ carrying values under our impairment accounting policy. This is due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2018 and 2017. At December 31, 2018, the Ardmore Seatrader was held for sale. At December 31, 2017 we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2018, and, accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, drydock, upgrades, ballast water treatment systems, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

	Built	DWT	Carrying Value as at
			Dec 31, 2018	Dec 31, 2017
Ardmore Seavaliant	2013	49,998	$31,681,952	$32,923,845
Ardmore Seaventure	2013	49,998	32,280,220	33,348,321
Ardmore Seavantage	2014	49,997	33,176,176	34,601,415
Ardmore Seavanguard	2014	49,998	33,384,454	34,831,576
Ardmore Sealion	2015	49,999	31,276,463	32,532,554
Ardmore Seafox	2015	49,999	31,293,352	32,558,750
Ardmore Seawolf	2015	49,999	31,718,284	32,992,041
Ardmore Seahawk	2015	49,999	32,129,781	33,411,594
Ardmore Endeavour	2013	49,997	31,089,801	31,439,384
Ardmore Enterprise	2013	49,453	26,662,069	26,721,641
Ardmore Endurance	2013	49,466	26,314,418	26,536,082
Ardmore Explorer	2014	49,494	27,716,698	27,965,820
Ardmore Encounter	2014	49,478	27,387,747	28,080,154
Ardmore Exporter	2014	49,466	27,087,970	28,037,334
Ardmore Engineer	2014	49,420	27,248,328	28,046,579
Ardmore Seafarer	2004	45,744	16,259,321	17,842,801
Ardmore Seatrader(1)	2002	47,141	—	15,939,134
Ardmore Seamaster(2)	2004	45,840	16,136,468	17,942,029
Ardmore Seamariner	2006	45,726	17,572,616	18,954,758
Ardmore Sealancer(3)	2008	47,451	16,430,621	—
Ardmore Sealeader	2008	47,463	19,537,295	20,323,757
Ardmore Sealifter	2008	47,472	18,977,110	19,728,310
Ardmore Dauntless	2015	37,764	31,814,237	33,060,258
Ardmore Defender	2015	37,791	31,821,929	33,244,876
Ardmore Cherokee	2015	25,215	27,104,488	28,290,727
Ardmore Cheyenne	2015	25,217	27,340,983	28,529,108
Ardmore Chinook	2015	25,217	27,649,095	28,822,912
Ardmore Chippewa	2015	25,217	28,056,735	29,229,248
Total			729,148,611	755,935,008

Vessel Held For Sale

	Built	DWT	Carrying Value as at
			Dec 31, 2018	Dec 31, 2017
Ardmore Seatrader	2013	49,998	$8,083,405	—
Total			$8,083,405	—

(1)	During 2018, the Ardmore Seatrader was classified as held for sale. We completed the sale in January 2019.
(2)	In February 1, 2019, the Company agreed terms for the sale of the Ardmore Seamaster. The vessel is expected to deliver to the buyer in February 2019.
(3)	The Ardmore Sealancer was delivered in January 2018.

We estimate that the aggregate carrying value of these vessels exceeded their aggregate basic market value by approximately $48.0 million as at December 31, 2018, $56.0 million as at December 31, 2017 and $71.3 million as at December 31, 2016. We believe that 18 of our vessels’ carrying values exceeded the basic market value as of December 31, 2018, and that 17 of our vessels’ carrying values exceeded the basic market value as of December 31, 2017 and that 19 of our vessels’ carrying values exceeded the basic market value as of December 31, 2016. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 10% reduction in forecasted vessel utilization and a 10% reduction in time charter rates and, in each scenario, the future undiscounted cash flows significantly exceeded the carrying value of each of our vessels.

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

Recent Accounting Pronouncements

Please see Note 2.4 “Summary of significant accounting policies” to our consolidated financial statements included in Item 18 of this Annual Report for a description of recently issued accounting pronouncements that may apply to us.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of seven directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2020 annual meeting of shareholders, Class II directors serve for a term expiring at the 2021 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2019 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke HM08, Bermuda.

Name	Age	Class	Position
Mr. Mats Berglund	56	I	Director, Member of the Compensation Committee
Mr. Mark Cameron	52	N/A	Executive Vice President and Chief Operating Officer
Mr. Brian Dunne	52	III	Director, Chairman of the Audit Committee, Member of the Nominating and Corporate Governance Committee
Mr. Anthony Gurnee	59	II	Chief Executive Officer, President and Director
Mr. Reginald Jones	59	III	Director(1), Member of the Nominating and Corporate Governance Committee
Mr. Curtis McWilliams	63	III	Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee, Chairman of the Compensation Committee, Member of the Audit Committee
Mr. Gernot Ruppelt	37	N/A	Senior Vice President and Chief Commercial Officer
Dr. Peter Swift	74	I	Director, Member of the Compensation Committee
Mr. Paul Tivnan	39	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Ms. Helen Tveitan de Jong	51	II	Director, Member of the Audit Committee

(1)	Mr. Jones will not be standing for re-election at the Company’s 2019 annual meeting of shareholders.

Biographical information with respect to each of our directors and executive officers is set forth below.

Mats Berglund has been a director of Ardmore since September 2018. Since June 2012 he has been the Chief Executive Officer and a Director of Pacific Basin, a Hong Kong-listed owner and operator of drybulk vessels controlling a fleet of over 200 ships. Mr. Berglund has more than 30 years of shipping experience in Europe, the United States and Asia, including as Chief Financial Officer and Chief Operating Officer of marine fuel trader Chemoil Energy and Head of Crude Transportation for Overseas Shipholding Group. Previously, he served in a variety of leadership roles across the Stena group of companies, culminating as President of Stena Rederi, Stena's parent company for all shipping activities. Mr. Berglund holds an Economist (Civilekonom) degree from the Gothenburg University Business School and is a graduate of the Advanced Management Program at Harvard. He is an Executive Committee Member of the Hong Kong Shipowners Association and serves on the North of England P&I Club Members Board.

Mark Cameron is Ardmore’s Executive Vice President and Chief Operating Officer. Mr. Cameron joined Ardmore as Executive Vice President and Chief Operating Officer and was appointed an alternate director in June 2010. In addition, Mr Cameron is the current Chairman of the International Parcel Tankers Association (IPTA), is on the Board of the West of England P&I Club and is also an advisory Board Member to the NGO Carbon War Room. From 2008 to 2010, Mr. Cameron served as Vice President, Strategy and Planning for Teekay Marine Services, Teekay Corporation’s internal ship management function. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine and later AP Moller, including time served onboard bulk carriers, salvage tugs, tankers, general cargo, reefer and container ships. Mr. Cameron has held a number of senior management roles ashore specializing in integrating acquisitions covering all facets of ship management, as well as sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision.

Brian Dunne has been a director of Ardmore since June 2010. He is also a director of ReAssure Group and Ark Life Assurance Company (subsidiaries of SwissRe in the UK and Ireland), Aergen Aviation Finance, Chorus Aviation Capital (Ireland) and AASET 2018-2. He was previously the Chairman of Aviva’s health insurance business in Ireland, a director of its Irish life and pensions business and a director of several other private companies. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA

Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from the University College Dublin.

Anthony Gurnee has been our President, Chief Executive Officer and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers.

Reginald Jones has been a director of Ardmore since 2010 and was our Chairman until December 31, 2018. Mr. Jones is a co-founder and Managing Partner of Greenbriar Equity Group LLC, a private equity firm managing over $3 billion of equity capital and an affiliate of which was Ardmore’s largest shareholder from Ardmore’s founding until November 2017. Prior to founding Greenbriar in 1999, Mr. Jones spent 13 years at Goldman, Sachs & Co., where he was a Managing Director and Group Head of global transportation investment banking. Prior to Goldman Sachs, he worked as a consultant at Bain & Company. Mr. Jones earned a BA from Williams College and an MBA from the Harvard Business School.

Curtis McWilliams was appointed as a director by the board of directors in January 2016 and as our Chairman effective January 1, 2019. Mr. McWilliams is a real estate industry veteran with over 25 years of experience in finance and real estate. He currently serves as the lead Independent Director of Braemar Hotels & Resorts Inc. and as a member of the RW Holdings NNN REIT, Inc. Board of Directors. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. McWilliams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chairman of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. McWilliams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Gernot Ruppelt is Ardmore’s Chief Commercial Officer and Senior Vice President. Mr. Ruppelt has been in charge of Ardmore’s commercial activities since joining as Chartering Director in 2013, and was promoted to his current position in December 2014. Mr. Ruppelt has extensive commercial and management experience in the maritime industry. Prior to Ardmore he had been a Projects Broker with Poten & Partners in New York for five years and, for seven years before that, Mr. Ruppelt worked for Maersk Broker and A.P. Moller — Maersk in Copenhagen, Singapore and Germany. Mr. Ruppelt is a director of Anglo Ardmore Ship Management Limited. He also represents Ardmore at the INTERTANKO Council and as a member of their Worldscale & Markets Committee. Mr. Ruppelt completed the two-year ‘Maersk International Shipping Education’ program and graduated from Hamburg Shipping School. He is also a member of the Institute of Chartered Shipbrokers in London.

Peter Swift has served as a director of Ardmore since its IPO in August 2013. Dr Swift’s career spans more than 50 years in the maritime industry, and he is presently serving in International non-profit and charitable directorships, including as the Vice Chairman of the Sailors’ Society and a Trustee of ISWAN, which includes oversight of Maritime Piracy Humanitarian Response Programme, where he was the former Chairman. He is a Member of the American Bureau of Shipping and the IMO Committee of the Royal Institution of Naval Architects and a Director of the Green Award Foundation and the Maritime Industry Foundation. Dr Swift was previously the Managing Director of INTERTANKO from 2000 to 2010 and a Director of Seascope Shipping Limited from 1999 to 2001. He was employed by Royal Dutch Shell from 1975 to 1999 in a range of senior, international, commercial and technical positions. Dr Swift holds a PhD in Transport Economics, an MS in

Engineering degree from the University of Michigan, and a BSc in Naval Architecture from the University of Durham. He is a Chartered Engineer, a Fellow of the Royal Institution of Naval Architects and Member of the Society of Naval Architects and Marine Engineers.

Paul Tivnan is Ardmore’s Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. From 2002 to 2010, he was employed at Ernst & Young in the Financial Services Advisory department specializing in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS in Accounting each from Dublin City University. He is a graduate of the London Business School Executive Leadership program, a Fellow of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

Helen Tveitan de Jong has been a director of Ardmore since September 2018. She is Chairman and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 32 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University.

B. Compensation of Directors and Senior Management

We paid $2.4 million in aggregate cash compensation to members of our senior executive officers for 2018. For 2018, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $20,000 for each committee for which a director served as Chairman, $10,000 for each member of the audit committee and $5,000 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chairman received an additional $65,000 per year. We paid $551,000 in aggregate compensation to our directors for 2018. Our officers and directors are eligible to receive awards under our equity incentive plan, which is described below under “— Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

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

Stock Appreciation Rights

As of December 31, 2018, ASC had granted 1,990,762 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of Ardmore’s common stock, based on the fair market value of a share of Ardmore’s common stock at the time of exercise of the SAR.

The weighted average exercise price for the SARs outstanding as of December 31, 2018 was $7.72 (2017: $13.16).

The SAR awards granted prior to 2018 provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e., 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of our common stock for purposes of calculating the amount payable under the SARs not deemed to exceed five times (i.e., 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. The SAR awards granted in 2018 did not include this cap on the maximum appreciation.

As of December 31, 2018, there had been six issuances of SARs: August 2013 (1,078,125 units), March 2014 (22,118 units), June 2014 (5,595 units), March 2015 (37,797 units), January 2016 (205,519 units) and April 2018 (1,719,733 units). The first SARs awards vest and become exercisable ratably over five years from the date of grant of the SAR award (i.e., 20% of the shares covered by the SAR award vest on each of the first five anniversaries of the grant date), and the second, third, fourth, fifth and sixth SAR awards are scheduled to vest and become exercisable ratably over three years from the date of grant of the SAR award (i.e., 33% of the shares covered by the SAR award vest on each of the first three anniversaries of the grant date), subject to, and conditioned upon, the grantee’s continued service as an employee, officer or director of us or one of our subsidiaries or affiliates.

However, vesting on all SAR awards up to July 31, 2016 was subject to the market condition that the fair market value of a share of our common stock is equal to more than two times the SAR’s per share exercise price and has remained above such amount for 30 consecutive days. On that date the vesting reverted to being solely dependent on time of service.

On April 4, 2018 ASC cancelled the 1,078,125 SARs awarded on August 1, 2013 (the “IPO SARs”), which had a per share exercise price significantly in excess of the current fair market value of a share of ASC’s common stock and replaced the IPO SARs with new awards of 1,719,733 SARs (the “New SARs”) that will vest in three equal annual tranches. The New SARs have a contractual term of 7 years and provide for certain dividend equivalent rights, pursuant to which the holder will be entitled upon vesting of the SARs to payment in the form of additional shares equal to the value of any cash dividends declared and payable during the applicable vesting period with respect to the shares underlying the portion of the SARs that vest. The New SARs do not have a market condition and were valued using the Black-Scholes model.

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

C. Board Practices

Our board of directors currently consists of seven directors, five of whom, Mats Berglund, Brian Dunne, Curtis McWilliams, Peter Swift, and Helen Tveitan de Jong, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Helen Tveitan de Jong and Mats Berglund were appointed to the board of directors in September 2018, replacing Albert Enste and Robert McIlwraith, who retired from the board. Our Audit Committee consists of Brian Dunne, as Chairman, Curtis McWilliams and Helen Tveitan de Jong. Each member of our Audit Committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC. Our board of directors has determined that Mr. Dunne qualifies as an “audit committee financial expert” as such term is defined under SEC rules. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Nominating and Corporate Governance Committee consists of Curtis McWilliams as Chairman, and Brian Dunne. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee consists of Curtis McWilliams, as Chairman, Peter Swift and Mats Berglund. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the board of directors. All of the committee charters are available under “Corporate Governance” in the Investors section of our website at www.ardmoreshipping.com.

D. Employees

As of December 31, 2018, approximately 1,076 seagoing staff serve on the vessels that we manage and 49 permanent full-time staff and 3 part-time staff serve on shore. This compares with approximately 1,060 seafarers and approximately 46 staff on shore as of December 31, 2017. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership, as of January 31, 2019 (except as otherwise noted), of our common stock by:

•	each person or entity known by us to beneficially own 5% or more of our common stock; and
•	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after January 31, 2019 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number		Percentage(1)
Russell Investments Group Ltd (2)	3,112,752		9.40%
Donald Smith & Co., Inc. (3)	3,041,010		9.19%
Boston Partners (4)	2,148,566		6.49%
The Bank of New York Mellon Corporation (5)	2,124,098		6.42%
Royce & Associates LP (6)	2,067,444		6.25%
BlackRock, Inc. (7)	1,903,432		5.75%
Dimensional Fund Advisors LP (8)	1,680,982		5.08%
All directors and executive officers as a group		*	*

(1)	Based on 33,097,831 shares of common stock outstanding on January 31, 2019.

(2)	This information is based on the Schedule 13G filed with the SEC on January 29, 2019.
(3)	This information is based on the Schedule 13G filed with the SEC on February 8, 2019. According to this Schedule 13G, Donald Smith & Co., Inc. possessed sole voting power over 2,780,282 shares and sole dispositive power over 3,041,010 shares; Donald Smith Long/Short Equities Fund, L.P. possessed sole voting power over 9,230 shares and sole dispositive power 3,041,010 shares; Jon Hartsel possessed sole voting power over 18,527 shares and sole dispositive power over 3,041,010 shares; and Kamal Shah possessed sole voting power over 3,200 shares and sole dispositive power over 3,041,010 shares.
(4)	This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on February 12, 2019.
(5)	This information is based on the Schedule 13G filed with the SEC on February 4, 2019. According to this Schedule 13G, The Bank of New York Mellon Corporation possessed sole voting power over 2,098,919 shares, sole dispositive power over 2,002,209 shares and shared dispositive power over 121,889 shares; BNY Mellon IHC, LLC possessed sole voting power over 1,920,765 shares, sole dispositive power over 1,824,055 shares and shared dispositive power over 121,889 shares; and MBC Investments Corporation possessed sole voting power over 1,920,765 shares, sole dispositive power over 1,824,055 shares and shared dispositive power over 121,889 shares.
(6)	This information is based on the Amendment No. 3 to Schedule 13G filed with the SEC on January 16, 2019.
(7)	This information is based on the Schedule 13G filed with the SEC on February 8, 2019.
(8)	This information is based on the Schedule 13G filed with the SEC on February 8, 2019.
*	Less than 1% of outstanding shares of our common stock.

As of January 31, 2019, we had two shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 32,975,511 shares of our common stock, representing approximately 99.63% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands in May 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, in April 2010. In August 2013, we completed our IPO of shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. In June 2016, we completed a public offering of 7,500,000 common shares, of which GA Holdings LLC purchased 1,277,250 shares at the public offering price. In November 2017, GA Holdings LLC disposed of all of its 5,787,942 common shares, of which 5,579,978 shares were sold in an underwritten public secondary offering, 85,654 shares were repurchased by us in a private transaction, and 122,310 shares were distributed to certain of its members, including Anthony Gurnee, our chief executive officer and a member of our board of directors. In addition to the 85,654 shares we repurchased from GA Holdings LLC in a private transaction, we also purchased from the underwriter 1,350,000 shares of our common stock that were sold by GA Holdings LLC in the secondary offering, with the price of all such repurchases by us being equal to the price per share at which GA Holdings LLC sold shares to the underwriters in the public offering. Prior to the November 2017 secondary offering, two members of our board of directors, Reginald Jones and Niall McComiskey, were affiliated with our largest shareholder, GA Holdings LLC. Following the offering, Niall McComiskey resigned from our board of directors. Reginald Jones remained a member of our board of directors and does not intend to stand for re-election at our annual shareholders meeting in 2019.

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

The rights, preferences and restrictions attaching to our shares of common stock are described in the section entitled “Description of Capital Stock” of our Registration Statement on Form F-3 (File No. 333-227129), filed with the SEC on August 31, 2018, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

C. Material Contracts

Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included in Note 8 (“Debt”) to our consolidated financial statements included in this Annual Report with respect to our credit facilities and Note 9 (“Finance Leases”) with respect to our finance leases. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E. Taxation of Holders

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations that may be relevant to us and our shareholders. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities or commodities, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, persons liable for the alternative minimum tax, persons who hold common stock as part of a straddle, hedge, conversion transaction or integrated investment, U.S. Holders whose functional currency is not the United States dollar, investors required to recognize income for U.S. federal income tax purposes no later than when such income is included on an “applicable financial statement,” investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock and persons who own our stock through an “applicable partnership interest”, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

We believe that we satisfy the Publicly-Traded Test for our 2018 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly-Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2018 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly-Traded Test for the 2018 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2018 U.S. federal income tax returns. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regards to our or our subsidiaries’ qualification for the Section 883 exemption.

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

To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at a rate of 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in a common share — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income”, then any loss derived by certain non-corporate U.S. Holders from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Management’s evaluation as of December 31, 2018 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2018.

C. Attestation Report of the Registered Public Accounting Firm

Our independent auditors, Ernst & Young, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financing reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-3 of this Annual Report.

D. Changes in Internal Control Over Financial Reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16.A. Audit Committee Financial Expert

Our board of directors has determined that director and Chair of the Audit Committee, Brian Dunne, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16.B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, chief executive officer, chief financial officer, principal accounting officer and other key management personnel. The code is available for review on our website at www.ardmoreshipping.com.

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the fiscal years 2018 and 2017 were Ernst & Young.

Audit Fees

The audit fees for the audit of the years ended December 31, 2018 and 2017 were $0.6 million and $0.4 million respectively.

Audit-Related Fees

Audit-related fees relating to work performed by our principal accountants in 2018 and 2017 were $75,000, and $142,000, respectively.

Tax Fees

There were no tax fees billed by our principal accountants in 2018 or 2017.

All Other Fees

There were no other fees billed by our principal accountants in 2018 or 2017.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2018 and 2017.

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

The total remaining share repurchase authorization at December 31, 2018, was $25.0 million. Neither Ardmore nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any shares of our common stock during 2018.

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

The following are the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which differences are permitted by NYSE rules for “foreign private issuers” such as Ardmore Shipping Corporation:

•	The NYSE requires that U.S. issuers have an audit committee, a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Our audit committee currently consists of three independent directors. Our compensation committee currently consists of two independent directors. Our nominating and corporate governance committee currently consists of two independent directors and one non-independent director.
•	The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans and prior to certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction. Our board of directors approves the adoption of equity compensation plans in lieu of such shareholder approval, and we do not intend to seek shareholder approval prior to equity issuances that otherwise would require such approval if we were not a foreign private issuer.
•	The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Item 16.H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See index to Financial Statements on page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2	Term Loan Facility, dated January 13, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V. (incorporated herein by reference to Exhibit 4.2 to the Company’s Report on Form 20-F filed with the SEC on April 6, 2016).
4.3	Term Loan Facility, date January 13, 2016, by and among Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (PUBL) and Nordea Bank Finland Plc (incorporated herein by reference to Exhibit 4.3 to the Company’s Report on Form 20-F filed with the SEC on April 6, 2016).
4.4	Amendment No. 1 to Term Loan Facility, dated August 4, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V., and the other financial institutions party thereto (incorporated herein by reference to Exhibit 4.4 to the Company’s Report on Form 20-F filed with the SEC on March 13, 2017).
4.5	Term Loan Facility, dated July 29, 2016, Saltee Shipco LLC, Blasket Shipco LLC, Ballycotton Shipco LLC, Killary Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V., and the other financial institutions party thereto (incorporated herein by reference to Exhibit 4.5 to the Company’s Report on Form 20-F filed with the SEC on March 13, 2017).
4.6	Share Purchase Agreement, dated November 26, 2017, between the Company and GA Holdings (incorporated herein by reference to Exhibit 4.6 to the Company’s Report on Form 20-F filed with the SEC on March 29, 2017).
4.7	Open Market Sale Agreement, dated August 31, 2018, between the Company and Evercore Group L.L.C., Jefferies LLC and Wells Fargo Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 31, 2018).
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002

Exhibit Number	Description
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2017 and 2018;
(ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018;
(iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2017 and 2018;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018; and
(v) Notes to Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARDMORE SHIPPING CORPORATION

By:	/s/ Anthony Gurnee Anthony Gurnee Chief Executive Officer (Principal Executive Officer)

Date: February 15, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ardmore Shipping Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company‘s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 15, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2011.

Dublin, Ireland

February 15, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ardmore Shipping Corporation

Opinion on Internal Control over Financial Reporting

We have audited Ardmore Shipping Corporation’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ardmore Shipping Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated February 15, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young

Dublin, Ireland

February 15, 2019

Ardmore Shipping Corporation

Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

		As at
	Notes	Dec 31, 2018	Dec 31, 2017
ASSETS
Current assets
Vessel held for sale	11	8,083,405	—
Cash and cash equivalents	4	56,903,038	39,457,407
Receivables, trade	5	27,460,132	27,264,803
Working capital advances	6	—	3,100,000
Prepayments		1,291,399	1,412,875
Advances and deposits		2,132,804	3,015,807
Other receivables		786,084	—
Inventories		12,812,039	9,632,246
Total current assets		109,468,901	83,883,138
Non-current assets
Vessels and equipment, net of accumulated depreciation of $135.2 million (2017: $110.2 million)	7	721,492,473	751,816,840
Ballast water treatment systems, net of accumulated depreciation of $0 (2017: $0)	7	528,774	—
Deferred drydock expenditure, net of accumulated amortization of $11.5 million (2017: $10.8 million)	7	7,127,364	4,118,168
Deposit for vessel acquisition	7	—	1,635,000
Leasehold improvements, net of accumulated depreciation of $0.2 million (2017: $0.1 million)	7	423,620	446,532
Other non-current assets, net of accumulated depreciation of $0.8 million (2017: $0.6 million)	7	3,549,511	3,640,311
Operating lease, right of use asset	10	2,169,158	—
Total non-current assets		735,290,900	761,656,851
TOTAL ASSETS		844,759,801	845,539,989
LIABILITIES AND EQUITY
Current liabilities
Payables, trade		24,608,108	16,104,399
Other payables		35,900	6,265
Accrued interest on loans and finance leases		1,732,859	1,537,976
Current portion of long-term debt	8	22,834,543	37,071,548
Current portion of finance lease obligations	9	25,849,200	3,537,466
Current portion of operating lease obligations	10	477,147	—
Total current liabilities		75,537,757	58,257,654
Non-current liabilities
Non-current portion of long-term debt	8	205,519,705	367,352,022
Non-current portion of finance lease obligations	9	215,626,898	38,956,553
Non-current portion of operating lease obligations	10	1,491,507	—
Total non-current liabilities		422,638,110	406,308,575
Equity
Share capital ($0.01 par value, 250,000,000 shares authorised, 35,019,232 issued and 33,097,831 outstanding at December 31, 2018 and 34,061,357 issued and 32,139,956 outstanding at December 31, 2017)		350,192	340,613
Additional paid in capital		414,508,403	405,549,985
Treasury stock (1,921,401 shares at December 31, 2018 and 1,921,401 shares at December 31, 2017)		(15,348,909)	(15,348,909)
Accumulated deficit		(52,925,752)	(9,567,929)
Total equity		346,583,934	380,973,760
TOTAL LIABILITIES AND EQUITY		844,759,801	845,539,989

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Consolidated Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

		For the years ended
	Notes	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
REVENUE
Revenue		210,179,181	195,935,392	164,403,938
OPERATING EXPENSES
Commissions and voyage related costs		98,142,454	72,737,902	37,121,398
Vessel operating expenses		67,017,632	62,890,401	56,399,979
Depreciation		35,137,880	34,271,091	30,091,237
Amortization of deferred drydock expenditure		3,637,276	2,924,031	2,715,109
General and administrative expenses	13
Corporate		12,626,373	11,979,017	12,055,725
Commercial and chartering		3,233,888	2,619,748	2,021,487
Total operating expenses		219,795,503	187,422,190	140,404,935
(Loss)/profit from operations		(9,616,322)	8,513,202	23,999,003
Interest expense and finance costs	14	(27,405,608)	(21,380,165)	(17,754,118)
Interest income	15	606,665	436,195	164,629
Loss on disposal of vessels	11	—	—	(2,601,148)
Loss on vessel held for sale	11	(6,360,813)	—	—
(Loss)/profit before taxes		(42,776,078)	(12,430,768)	3,808,366
Income tax	16	(162,923)	(59,567)	(60,434)
Net (loss)/profit		(42,939,001)	(12,490,335)	3,747,932
Net (loss)/earnings per share, basic and diluted	17	(1.31)	(0.37)	0.12
Weighted average number of common shares outstanding, basic and diluted	17	32,837,866	33,441,879	30,141,891

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Consolidated Statement of Changes in Equity
(Expressed in U.S. dollars, unless otherwise stated)

	Number of Shares Outstanding	Share Capital	Additional paid-in capital	Treasury stock	Accumulated (deficit)/surplus	TOTAL
Balance as at January 1, 2016	26,210,311	263,297	338,226,370	(1,278,546)	10,400,157	347,611,278
Net proceeds from equity offering	7,500,000	75,000	63,852,414	—	—	63,927,414
Share based compensation	—	—	1,304,325	—	—	1,304,325
Repurchase of common stock	(366,347)	—	—	(2,993,931)	—	(2,993,931)
Dividend payments	231,646	2,316	1,896,148	—	(11,225,683)	(9,327,219)
Income for year	—	—	—	—	3,747,932	3,747,932
Balance as at December 31, 2016	33,575,610	340,613	405,279,257	(4,272,477)	2,922,406	404,269,799
Share based compensation	—	—	457,046	—	—	457,046
Repurchase of common stock	(1,435,654)	—	(186,318)	(11,076,432)	—	(11,262,750)
Loss for year	—	—	—	—	(12,490,335)	(12,490,335)
Balance as at December 31, 2017	32,139,956	340,613	405,549,985	(15,348,909)	(9,567,929)	380,973,760
Adoption of accounting standard	—	—	—	—	(418,822)	(418,822)
Share based compensation	—	—	1,636,547	—	—	1,636,547
Net proceeds from equity offerings	957,875	9,579	7,321,871	—	—	7,331,450
Loss for year	—	—	—	—	(42,939,001)	(42,939,001)
Balance as at December 31, 2018	33,097,831	350,192	414,508,403	(15,348,909)	(52,925,752)	346,583,934

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Consolidated Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Notes	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
OPERATING ACTIVITIES
Net (loss)/profit		(42,939,001)	(12,490,335)	3,747,932
Non-cash items:
Depreciation		35,137,880	34,271,091	30,091,237
Amortization of deferred drydock expenditure		3,637,276	2,924,031	2,715,109
Share based compensation	19	1,636,547	457,046	1,304,325
Loss on disposal of vessels	11	—	—	2,601,148
Loss on vessel held for sale	11	6,360,813	—	—
Amortization of deferred finance fees	14	4,668,077	3,060,525	3,415,452
Foreign exchange on operating leases		(200,504)	—	—
Adoption of accounting standard		(418,822)	—	—
Changes in operating assets and liabilities:
Receivables, trade		(195,329)	(4,116,021)	3,040,535
Working capital advances		3,100,000	200,000	175,000
Prepayments		121,476	(609,872)	239,356
Advances and deposits		882,968	120,555	375,510
Other receivables		(786,084)	82,636	(58,683)
Inventories		(3,179,793)	(2,292,994)	(3,369,769)
Payables, trade		8,507,701	1,656,356	1,965,503
Accruals for capital items		(532,261)	—	—
Charter revenue received in advance		—	(507,780)	(684,537)
Other payables		29,635	911	(139,578)
Accrued interest on loans and finance leases		194,883	(530,015)	315,765
Deferred drydock expenditure		(6,599,085)	(3,809,906)	(3,099,805)
Net cash provided by operating activities		9,426,377	18,416,228	42,634,500
INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment		(16,824,102)	(372,504)	(174,012,168)
Payments for acquisition of ballast water treatment systems		(528,774)	—	—
Net proceeds from sale of vessels		—	—	52,656,414
Transfer to segregated account in respect of agreement to buy new vessels		—	(1,635,000)	—
Payments for leasehold improvements		(52,384)	(12,279)	(530,717)
Payments for other non-current assets		(151,619)	(262,468)	(424,760)
Net cash used in investing activities		(17,556,879)	(2,282,251)	(122,311,231)
FINANCING ACTIVITIES
Proceeds from long-term debt		3,902,122	11,092,157	110,010,000
Repayments of long-term debt		(184,306,269)	(62,691,746)	(42,208,171)
Proceeds from finance leases		209,725,500	33,120,000	9,245,749
Repayments of finance leases		(7,336,520)	(2,060,264)	(27,097,348)
Payments for deferred finance fees		(3,740,150)	(826,840)	(6,036,243)
Net proceeds from equity offerings		7,331,450	—	63,927,416
Repurchase of common stock		—	(11,262,750)	(2,993,931)
Payment of dividends		—	—	(9,327,251)
Net cash provided by/(used in) financing activities		25,576,133	(32,629,443)	95,520,221
Net increase/(decrease) in cash and cash equivalents		17,445,631	(16,495,466)	15,843,491
Cash and cash equivalents at the beginning of the year		39,457,407	55,952,873	40,109,382
Cash and cash equivalents at the end of the year		56,903,038	39,457,407	55,952,873
Cash paid during the year for:
Interest payments in respect of debt and finance leases		22,583,976	18,808,333	13,937,488
Taxation		139,849	58,736	122,624

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview

1.1. Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively “Ardmore” or “the Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at December 31, 2018 Ardmore had 28 vessels in operation. The average age of Ardmore’s operating fleet at December 31, 2018 was 6.5 years.

1.2. Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the “IPO”) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (“ASLLC”) for 8,049,500 shares of ASC, and ASLLC became a wholly-owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In a series of transactions between March 2014 and November 2017, GA Holdings LLC sold or transferred all of its shares of ASC common stock. As of December 31, 2018, to Ardmore’s knowledge, no shareholder owned more than 10% of ASC’s common stock.

As at December 31, 2018, ASC had 50 wholly-owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint-venture entity which provides technical management services to the majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly-owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

1. Overview  – (continued)

1.3. Vessels

Ardmore’s fleet as at December 31, 2018, comprised the following:

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

2. Significant accounting policies

2.1. Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The consolidated financial statements include the accounts of ASC and its subsidiaries. All subsidiaries are 100% directly or indirectly owned by ASC. One 50% owned joint venture entity is accounted for using the equity method (please refer to note 2.21, Equity accounted investments for more details). All intercompany balances and transactions have been eliminated on consolidation.

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

2.4. Summary of significant accounting policies

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, or ASC 606, a standard that supersedes virtually all of the prior revenue recognition guidance in U.S. GAAP. The main principle of ASC 606 is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation. The new standard became effective for Ardmore on January 1, 2018. The impact of ASC 606 on the Company’s consolidated financial statements is described below.

In February 2016, the FASB issued ASC 842, Leases (“ASC 842”), a standard which replaces previous topics on lease accounting. The revised guidance requires lessees to recognize on their balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. Ardmore previously recognized on its balance sheet those leases classified as capital leases. Those leases that are currently accounted for as operating leases (primarily for office space) are included on Ardmore’s balance sheet as a right of use asset and related lease liability in accordance with the new guidance. ASC 842 and related amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted, and requires the modified retrospective method of adoption.

The Company implemented these two new accounting standards and updated their policies as of January 1, 2018, with ASC 842 being early adopted. Both accounting standards were applied using the modified retrospective method. The Company took the practical expedient to not reassess whether any expired or existing contracts are, or contain, leases. (ASC 842-10-65-1(f)). The implementation of ASC 606 did not have a material impact on the financial statements as the majority of the Company’s spot charters fall under the scope of the new lease standard ASC 842. An adjustment of $418,822 is presented as a cumulative adjustment to opening retained earnings as of January 1, 2018. The corresponding adjustment for 2018 was $454,581 resulting in a cumulative effect to revenue of $35,759.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

2.4.1. Lease revenue from voyage charters

For the majority of the Company’s spot charters, the Company make its vessels and crew available to operate as determined by the charterer. On this basis, the Company has concluded that these spot charter contracts contain a lease. For spot charters where the customer is not taking control of the vessel and only requires a method of transportation, the Company has concluded that these charters do not contain a lease and are considered service contracts.

For those spot charters that contain a lease, the Company has performed a quantitative and qualitative analysis to determine whether the lease component or the non-lease component is the predominant component of the contract. The Company has determined that the appropriate timeframe for the Company’s quantitative analysis, is a period of 10 years. The Company believes that a 10-year period is an appropriate timeframe because this period is expected to include low and high points in the normal shipping cycle. Therefore, the conclusion on this quantitative analysis is expected to be consistent, regardless of when the analysis is done in the determined timeframe. The Company’s conclusion on the quantitative analysis done on this basis is that the lease component is the predominant component. For its qualitative analysis, the Company considered that the predominant benefit for its customers is taking control of the vessel and having the right to direct its use, rather than the benefit derived from the service the Company provides executing their instructions. Based on the Company’s qualitative analyses, the Company has also concluded that the lease component is the predominant component. As the period the Company makes its vessels and crew available is the same period that it provides the service to execute the customer’s orders, the Company has concluded that lease and non-lease component have the same pattern of transfer. As permitted by ASC 842, the Company has taken the practical expedient to not disclose the different lease and non-lease components.

Additionally, for those spot charters that the Company determined contain a lease the Company is the lessor and these spot charters have terms that allow the charterer to exercise substantive decision-making rights which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel will be used. Under these charters there are no substantive substitution rights and the vessel is specified in the contract. Voyage expenses will be recognized over the term of the lease. Initial costs, such as broker commissions, are deferred and expensed over the voyage term.

Lease revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. On those cases where the charterer directs the use of the vessel from the loading port, lease revenue is recognized ratably on a load to discharge basis. Revenue is recognized in both of these cases, provided an agreed non-cancellable charter between the Company and the charterer is in existence, and collectability is reasonably assured. Lease revenue under voyage charters is not recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.

Demurrage revenue represents payments by the charterer to the Company when the loading or discharging time exceeds the stipulated time in the voyage charter. Demurrage is only included in the voyage revenue recognition when the excess time has been incurred. The additional time required to execute the charterer’s orders are not considered distinct but to form part of the single obligation of making the vessel and the crew available and executing the charterer’s orders. Demurrage revenue is recognized ratably on a discharge-to-discharge basis, (i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage), provided collection is reasonably assured.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

2.4.2. Pool revenues

Ardmore includes certain of its vessels in commercial pooling arrangements from time to time. The pooling arrangements in which Ardmore participated in 2018, are arrangements in which the earnings from all participants are pooled and shared. In these arrangements, the members seek to benefit from the more efficient employment of their vessels as the manager leverages the size of the fleet commercially and operationally. The manager is responsible for the commercial management on behalf of the members of the pool, and the pool members are responsible for maintaining the operational efficiency of their participating vessels. Pool revenues and expenses for the Company’s pool arrangements have been accounted for in accordance with the guidance for collaborative arrangements. Revenues and voyage expenses of Ardmore’s vessels operating in commercial pooling arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues are allocated to the pool participants according to an agreed formula. The formulas used to allocate net pool revenues allocate revenue to pool participants on the basis of the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. Therefore, the determined net revenues represent the pool members’ consideration for their different contribution to the collaborative arrangement. Ardmore accounts for its vessels’ share of net pool revenue on a monthly basis. Net pool revenues due from the pooling arrangements are included in receivables, trade.

2.4.3. Service revenue from voyage charters

Voyage charters on the spot market that do not meet the lease definition (as described in Note 2.4.1) are recognized ratably on a load-to-discharge basis, (i.e. from when cargo is loaded at the port to when it is discharged after the next voyage). Demurrage revenue, which is included in voyage revenues, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is also recognized ratably on a load-to-discharge basis. This reflects the consideration to which the Company expects to be entitled to receive in exchange for the promised services. Voyage expenses are recognized over the length of the voyage as the performance obligation is satisfied. Initial costs to reposition a vessel are considered fulfillment costs and are deferred and recognized from load to discharge in the same manner as the voyage expenses.

2.4.4. Expenses

Voyage expenses, including commissions and administration fees, are deferred and expensed over the voyage term. Under time charters or pool employment, expenses such as, port fees, cargo loading and unloading expenses, canal tolls and agency fees are paid by the charterers. Under voyage charters, these expenses are borne by Ardmore and are deferred and expensed over the voyage term.

Bunker fuel expenses under voyage charters are borne by Ardmore and these are expensed as incurred.

Vessel operating expenses are costs that are directly attributable to the operation of the vessels such as costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. Vessel operating expenses are expensed as incurred.

2.4.5. Charterhire costs

Charterhire costs relate to amounts paid for chartering in vessels. Charter hire costs are expensed to the statement of operations as incurred.

2.4.6. Operating leases (office rent)

Operating leases relate to long-term commitments for the Company’s offices. Ardmore recognizes on the balance sheet the right to use those assets and a corresponding liability in respect of all material lease contracts. The discount rate used for calculating the cost of the operating leases is the incremental cost of

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

borrowing. In relation to the Company’s operating leases, prior periods were not restated to reflect recording of the right of use asset/liability related to these leases.

2.4.7. Finance leases

Finance leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the lease.

Following the implementation of ASC 842, Leases, the transactions for the sale and leaseback of vessels, which were previously classified as capital leases under ASC 840, Leases, are now classified as finance leases with no other changes.

2.5. Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016 -13: Financial Instruments - Credit Losses (Topic 326) which requires recognition of management’s estimate of current expected credit losses, rather than the current incurred losses model. The new model is generally applicable to all financial instruments that are not accounted for at fair value through net income. The standard will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are currently assessing the guidance; however, the Company does not expect adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-11: Leases (Topic 842) Target Improvements which provides lessors with a permitted practical expedient to not separate non-lease components from the associated lease component. The Company has elected to apply the expedient in respect of certain voyage revenue from spot charters.

2.6. Cash and cash equivalents

Ardmore classifies investments with an original maturity date of three months or less as cash and cash equivalents.

2.7. Receivables, trade

Receivables, trade include amounts due from charterers for hire and other recoverable expenses due to Ardmore. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

2.8. Working capital advances

Working capital advances relate to capital advanced directly to ship pools in which Ardmore’s vessels operate. All working capital amounts are classified as current assets where it is expected that the amounts advanced will be realized within one year.

2.9. Prepayments

Prepayments consist of payments in advance for insurance or other ad hoc prepaid purchases.

2.10. Advances and deposits

Advances and deposits primarily include amounts advanced to third-party technical managers for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business.

2.11. Other receivables

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

2.12. Inventories

Inventories consist of bunkers, lubricating oils and other consumables on board the Company’s vessels. Inventories are valued at the lower of cost or market value on a first-in first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate.

2.13. Vessels

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

2.13.1. Capital upgrades

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

2.13.2. Ballast water treatment systems (BWTS)

Ardmore is in the process of installing BWTS on each of its vessels that do not currently have the system installed. This is a requirement of the International Maritime Organization’s Ballast Water Management Convention which comes into force from September 2019. Ardmore capitalizes and depreciates the costs of BWTS on each vessel, from the date of completion of the system, over the remaining useful life of the vessel. As none of these systems were completed nor in use at December 31, 2018 depreciation has not yet commenced.

2.14. Impairment

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount together with the carrying value of deferred drydock and special survey costs related to the vessel. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. In estimating future revenues, the Company considers charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for the Company over the last 5 years, where available, and historical average one-year time charter rates for the industry over the last

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

10 years in each case adjusted for inflation. Recognizing that rates tend to be cyclical and considering market volatility based on factors beyond the Company’s control, management believes it is reasonable to use estimates based on a combination of more recent inflation-adjusted internally-generated rates and the inflation-adjusted 10-year average historical average industry rates.

During the fourth quarter of fiscal year 2018, an impairment assessment of long-lived assets was performed. The Company’s assessment concluded that impairment was not required for any vessel.

An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

2.15. Drydock expenditure

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

2.16. Vessels under construction

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

2.17. Vessels held for sale

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

2.18. Deposit for vessel acquisition

Cash paid as deposit for an acquisition of a vessel that is considered restricted cash.

2.19. Leasehold improvements

Leasehold improvements relate to fit-out costs for work completed on Ardmore’s offices in Ireland and Singapore. These are recorded at their cost less accumulated depreciation and are depreciated over the life of the respective leases.

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

2.21. Equity accounted investments

Ardmore’s investment in Anglo Ardmore Ship Management Limited is accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. Ardmore evaluates its equity accounted investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced and other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in Ardmore’s consolidated statements of operations.

2.22. Payables, trade

Payables, trade include all accounts payable and accrued liabilities in relation to the operating and running of the vessels, along with amounts due for general and administrative expenses.

2.23. Other payables

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

2.25. Distributions to shareholders

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

2.27. Debt issuance costs

Financing charges which include fees, commissions and legal expenses associated with securing loan facilities and finance lease agreements are presented in the consolidated balance sheet as a direct deduction from the carrying amount of debt liability. These costs are amortized to interest expense and finance costs in the consolidated statement of operations using the effective interest rate method over the life of the related debt.

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

Where Ardmore chooses OI settlement, the Company records an increase in Share Capital for the par value of the shares and record any excess of market value over par within Additional Paid in Capital. The dividend is distributed first from retained earnings but is applied to additional paid in capital if retained earnings are not sufficient.

Where Ardmore utilizes existing treasury shares (which can only occur under an OI transaction), the Company reduces Treasury Shares and increase Share Capital for the par value of the shares to be issued. Any excess of market value over cost is recorded in Additional Paid in Capital. If a gain arises on utilizing Treasury Stock for the dividend reinvestment, the Company recognizes the gain within Additional Paid in Capital. If a loss arises, the Company records the loss within retained earnings

2.31. Financial instruments

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

2.32. Income taxes

Republic of the Marshall Islands

Ardmore Shipping Corporation (“ASC”), Ardmore Shipping LLC (“ASLLC”), Ardmore Maritime Services LLC, and all vessel owning subsidiaries are incorporated in the Republic of the Marshall Islands. ASC believes that neither it, nor its subsidiaries, are subject to taxation under the laws of the Republic of the Marshall Islands and that distributions by its subsidiaries to ASC will not be subject to any taxes under the laws of the Republic of the Marshall Islands.

Bermuda

Ardmore Shipping (Bermuda) Limited (“ASBL”) is incorporated in Bermuda. ASC, ASLLC and ASBL are managed and controlled in Bermuda. ASC is subject to taxation under the laws of Bermuda and distributions by its subsidiaries to ASC will be subject to any taxes under the laws of Bermuda.

Ireland

Ardmore Shipholding Limited (“ASHL”) and Ardmore Shipping Services (Ireland) Limited (“ASSIL”) are incorporated in Ireland. ASHL is dormant and as such is not anticipated to generate trading income subject to corporation tax in Ireland.

ASSIL’s trading profits are taxable at the standard corporation tax rate which is currently 12.5% based on generally accepted accounting principles in Ireland. Any non-trading/passive income is taxed at the higher corporation tax rate which is currently 25%.

United States of America

Ardmore Shipping (Americas) LLC (“ASUSA”) and Ardmore Trading (USA) LLC (“ATUSA”) are incorporated in Delaware and treated as corporations for U.S. tax purposes. ASUSA and ATUSA will be subject to U.S. tax on their worldwide net income.

Singapore

Ardmore Shipping (Asia) Pte. Limited (“ASA”) and Ardmore Tanker Trading (Asia) Pte. Limited (“ATTA”) are incorporated in Singapore. ASA qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the company to tax exemption on profits derived from ship operations for any ships which are owned or chartered in by ASA.

ATTA will be subject to Singapore tax on its worldwide profits. However, the company had not commenced business as at December 31, 2018 and therefore the Company does not expect it to be taxed for 2018.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheet reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized Ardmore provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statement of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2018 amounted to $0 (2017: $0).

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

2. Significant accounting policies  – (continued)

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2018 amounted to $0 (2017: $0).

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

The following table presents consolidated revenues for customers that accounted for more than 10% of Ardmore’s consolidated revenues during the years presented:

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Navig8 Group	< 10%	< 10%	19,158,623
Vitol	27,025,590	34,797,654	43,960,560
Trafigura	< 10%	< 10%	17,498,550

The following table present the Company’s revenue contributions by type of vessel employment. As at December 31, 2018, all of the Company’s 28 vessels were employed in the spot market.

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Time charter	—	1,418,636	28,294,215
Spot	196,132,999	155,901,280	93,162,634
Pool	14,046,182	38,615,476	42,947,089
	210,179,181	195,935,392	164,403,938

4. Cash and cash equivalents

	For the year ended
	Dec 31, 2018	Dec 31, 2017
Cash and cash equivalents	56,903,038	39,457,407

Ardmore is required to maintain a minimum cash balance in accordance with its long-term debt facility agreements (see Note 8) and long-term finance lease facility agreements (see Note 9).

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

5. Receivables, trade

There was no provision for doubtful accounts as at December 31, 2018 (2017: $0). The maximum amount of loss due to the credit risk is the full amount of trade receivables. All trade receivables are current. The carrying value of receivables approximates their fair value.

6. Working capital advances

At the balance sheet date, all potentially uncollectible working capital advances are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There was no provision for doubtful advances at December 31, 2018 (2017: $0).

7. Non-current assets

The scrap value of the vessels is estimated at $300 (2017: $300) per lightweight ton. Interest capitalized in relation to vessels under construction during the year ended December 31, 2018 was nil (2017: $0). Vessels, which are owned and operated by Ardmore, have been provided as collateral under certain loan agreements entered into by Ardmore (see Note 8). Sellers credit in relation to the finance leases for the Ardmore Sealeader and Ardmore Sealifter of $2.9 million are included within non-current assets (see Note 9). Leasehold improvements consist of fit-out costs in relation to work completed on Ardmore’s offices in Ireland and Singapore. Other non-current assets consist of office equipment, and fixtures and fittings. No impairment has been recognized as at the balance sheet date.

8. Debt

As at December 31, 2018, Ardmore had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities, which totaled 15 vessels as at December 31, 2018. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at December 31, 2018 and 2017 were as follows:

	As at
	Dec 31, 2018	Dec 31, 2017
NIBC Bank Facility	7,465,000	8,885,000
CACIB Bank Facility	31,300,000	34,100,000
ABN/DVB/NIBC Joint Bank Facility	92,131,594	162,115,591
Nordea/SEB Joint Bank Facility	86,371,847	132,272,938
ABN AMRO Facility	—	64,201,180
ABN AMRO Revolving Facility	14,994,279	11,092,158
Total debt	232,262,720	412,666,867
Deferred finance fees	(3,908,472)	(8,243,297)
Net total debt	228,354,248	404,423,570
Current portion of long-term debt	24,217,892	39,282,538
Current portion of deferred finance fees	(1,383,349)	(2,210,990)
Total current portion of long-term debt	22,834,543	37,071,548
Non-current portion of long-term debt	205,519,705	367,352,022

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

8. Debt  – (continued)

Future minimum scheduled repayments under Ardmore’s loan facilities for each year are as follows:

As at Dec 31, 2018
2019	24,217,892
2020	39,212,171
2021	26,521,166
2022	142,311,491
232,262,720

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

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 12 of ASC’s subsidiaries entered into a $213 million long-term loan facility with ABN AMRO Bank N.V. (“ABN AMRO”) and DVB Bank America N.V. to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022. In May 2017, $20.1 million was repaid as part of the refinancing of the Ardmore Sealeader and Ardmore Sealifter. On December 7, 2018, one of the tranches was repaid as part of the refinancing of the Ardmore Engineer.

On August 4, 2016, an incremental term loan of $36.6 million was made under the amended facility in order to fund two vessel acquisitions, and NIBC Bank N.V. joined as an additional lender under the facility. The incremental term loan consisted of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. On December 6, 2018, the two additional tranches were repaid as part of the refinancing of the Ardmore Seavanguard and Ardmore Exporter.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

8. Debt  – (continued)

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. On October 29, 2018, two of the tranches were repaid as part of the refinancing of the Ardmore Dauntless and Ardmore Defender. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022.

ABN AMRO Facility

On July 29, 2016, four of ASC’s subsidiaries entered into a $71.3 million long-term loan facility with ABN AMRO for vessel acquisitions. Three of the four tranches under the facility were drawn down during the third quarter of 2016. The fourth tranche was drawn down in the fourth quarter of 2016. On June 26, 2018, two of the tranches were repaid as part of the refinancing of the Ardmore Endurance and Ardmore Enterprise. On October 31, 2018, the facility was extinguished when the remaining two tranches were repaid as part of the refinancing of the Ardmore Encounter and Ardmore Explorer.

ABN AMRO Revolving Facility

On October 24, 2017, Ardmore entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest is calculated at a rate of LIBOR plus 3.5%. Interest payments are payable on a quarterly basis. The facility matures in October 2020 with an option to extend for a further year.

Long-term debt financial covenants

Ardmore’s existing long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash balance as of December 31, 2018, was $23.5 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million; and
•	maintain positive working capital, excluding balloon maturities.

The Company was in full compliance with all of its loan covenants as of December 31, 2018 and 2017.

9. Finance leases

As at December 31, 2018 Ardmore was a party, as the lessee, to seven finance lease facilities, which it has used primarily to finance vessel acquisitions and for working capital. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the finance lease facilities, which totaled 13 vessels as at December 31, 2018 (2017: three vessels). ASC has provided guarantees in respect of the finance lease facilities. These guarantees

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Finance leases  – (continued)

can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at December 31, 2018 and 2017 were as follows:

	As at
	Dec 31, 2018	Dec 31, 2017
River Hudson LLC	10,380,600	11,767,600
Japanese Leases No.1 and 2	36,253,400	41,094,600
Japanese Lease No.3	17,870,500	—
CMBFL Leases No.1 to 4	87,496,402	—
Ocean Yield ASA	66,563,040	—
Japanese Lease No.4	26,061,943	—
China Huarong Leases	51,555,997	—
Total minimum finance lease payments	296,181,882	52,862,200
Amounts representing interest and deferred finance fees	(54,705,784)	(10,368,181)
Net minimum finance lease payments	241,476,098	42,494,019
Amount receivable in respect of finance leases	(2,880,000)	(2,880,000)
Adjusted net minimum finance lease payments	238,596,098	39,614,019
Current portion of finance lease obligations	26,589,017	3,783,044
Current portion of deferred finance fees	(739,817)	(245,578)
Non-current portion of finance lease obligations	218,985,447	39,402,440
Non-current portion of deferred finance fees	(3,358,549)	(445,887)
Total finance lease obligations	241,476,098	42,494,019
Amount receivable in respect of finance leases	(2,880,000)	(2,880,000)
Net finance lease obligations	238,596,098	39,614,019

Future minimum scheduled payments under Ardmore’s finance lease facilities for each year are as follows:

As at Dec 31, 2018
2019	37,532,945
2020	26,868,097
2021	26,523,339
2022	26,470,805
2023	38,028,900
2024 – 2030	140,757,796
Total minimum finance lease payments	296,181,882
Amounts representing interest and deferred finance fees	(54,705,784)
Net minimum finance lease payments(1)	241,476,098
Amount receivable in respect of finance leases	(2,880,000)
Adjusted net minimum finance lease payments	238,596,098

(1)	Includes $8.3 million related to vessel held for sale repayable on January 2, 2019.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Finance leases  – (continued)

Assets recorded under finance leases consist of the following:

	As at
	Dec 31, 2018	Dec 31, 2017
Vessels, equipment and deferred drydock expenditure	360,675,433	75,712,769
Accumulated depreciation	(46,540,825)	(19,721,568)
Vessel held for sale	8,083,405	—
	322,218,013	55,991,201

River Hudson LLC

On December 22, 2016, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seatrader. The facility was drawn down in December 2016. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for Ardmore to repurchase the vessel, as well as a purchase option exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date. On January 2, 2019, Ardmore exercised the purchase option and repaid the facility in full.

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, respectively, with JPV. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include fixed price purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included as a receivable within ‘Other non-current assets, net’ in the consolidated balance sheet, with the associated finance lease liability presented gross of the $2.9 million.

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2024 and includes fixed price purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheet, with the associated finance lease liability presented net of the $1.4 million.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest is calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 3.00%. Principal

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

9. Finance leases  – (continued)

repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include fixed price purchase options exercisable by Ardmore.

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively with Ocean Yield ASA. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2030 and include fixed price purchase options exercisable by Ardmore.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), with Rich Ocean Shipping of the Ardmore Engineer. The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.20%. Principal repayments on the leases are made on a monthly basis. The finance lease is scheduled to expire in 2029 and includes fixed price purchase options exercisable by Ardmore.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Finance leases financial covenants

Some of Ardmore’s existing finance lease facilities (as described above) include financial covenants which are consistent with, or no more onerous than, ASC’s long-term debt financial covenants described in Note 8. The Company was in full compliance with all of its finance lease covenants as of December 31, 2018 and 2017.

10. Operating leases

10.1. Operating leases — spot charter

For those spot charters that the Company has determined are operating leases, the term of the lease is always less than one year. The lease payments to be received for ongoing charters at December 31, 2018 relate to outstanding freight and demurrage revenue expected to be received in the coming months. Therefore, the disclosure of the maturity analysis of lease payments required by ASC 842, Leases, is limited to one year. For those ongoing charters at December 31, 2018, the outstanding lease payments to be received by the Company as at December 31, 2018 amounted to $20.7 million.

10.2. Operating leases — office rent

Ardmore has chosen to early adopt, as of January 1, 2018 ASC 842 Leases which requires lessees to recognize on their balance sheet a right of use asset and a corresponding liability in respect of all material lease contracts. The discount rate used is the incremental cost of borrowing. The weighted average remaining term of the office leases as of December 31, 2018 was 6.5 years.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

10. Operating leases  – (continued)

The liabilities described below are for the Company’s offices in Cork, Ireland, Singapore, Bermuda and Houston, Texas and are denominated in various currencies. Under ASC 842, the right of use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the US Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current forward exchange rates. The difference in measurement between the right of use asset and lease liability is included in general and administrative expenses in the consolidated statement of operations.

	As at
	Dec 31, 2018	Jan 1, 2018
Operating lease, right of use asset	2,169,158	2,440,288
Total operating lease, right of use asset	2,169,158	2,440,288
Current portion of operating lease obligations	477,147	442,957
Non-current portion of operating lease obligations	1,491,507	1,997,331
Total operating lease obligations	1,968,654	2,440,288

	Twelve months ended
	Dec 31, 2018	Dec 31, 2017
Foreign exchange gain on operating leases	(200,504)	—
Total foreign exchange gain on operating leases	(200,504)	—

As of December 31, 2018, the Company had the following undiscounted operating lease commitments:

	2019	2020	2021	2022	2023	2024 – 2026
Office space	525,715	339,772	296,499	303,198	309,341	689,727

11. Sale of vessels

In October 2015, Ardmore agreed to terms for the sale of the Ardmore Calypso and Ardmore Capella. Effective November 2015, Ardmore reclassified these vessels as vessels held for sale and ceased to depreciate the vessels. Ardmore exercised the purchase option for the two vessels during the second quarter of 2016 and repaid all amounts outstanding under the finance leases. The sale prices for the two vessels totalled $38.5 million, resulting in an overall net gain of $0.5 million when Ardmore delivered the vessels to the buyers during April and May of 2016.

In September 2016, Ardmore agreed to terms for the sale of the Ardmore Centurion. Effective September 2016, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. The sale price for the vessel was $15.7 million, resulting in a net loss of $3.1 million when the vessel delivered to the buyer in October.

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

11. Sale of vessels  – (continued)

In November 2018, Ardmore agreed to terms for the sale of the Ardmore Seatrader. Effective November 2018, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. Ardmore exercised its purchase option on the financing transaction in January 2019 and repaid all amounts outstanding under the finance lease. The price for the subsequent sale of the vessel by Ardmore was $8.3 million, resulting in a net loss of $6.4 million when the vessel delivered to the buyer in January 2019.

The net loss on the vessel held for sale for the year ended December 31, 2018 is calculated as follows:

Seatrader
Sales proceeds	8,250,000
Net book value of vessel	(14,444,217)
Sales related costs	(165,000)
Lease termination costs and related finance fees	(1,596)
Net loss on vessel held for sale	(6,360,813)

12. Risk management

12.1. Operational risk

Ardmore is exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Ardmore’s risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Ardmore’s relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. Ardmore has established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or the Company’s insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect Ardmore’s assets The price and supply of fuel is unpredictable and can fluctuate from time to time. Ardmore periodically considers and monitors the need for fuel hedging to manage this risk.

12.2. Foreign exchange risk

The majority of Ardmore’s transactions, assets and liabilities are denominated in U.S. Dollars, the functional currency of Ardmore. Ardmore incurs certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar and Pound Sterling) and as a result there is a transactional risk to Ardmore that currency fluctuations will have a negative effect on the value of Ardmore’s cash flows. Such risk may have an adverse effect on Ardmore’s financial condition and results of operations. Ardmore believes these adverse effects to be immaterial and has not entered into any derivative contracts for either transaction or translation risk during the year.

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

Assuming the Company does not hedge its exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in the Company’s variable interest rates would have increased or decreased the Company’s interest expense for the year ended December 31, 2018 by $4.0 million (2017: $4.6 million) using the average long-term debt and finance lease balance and actual interest incurred in each period.

12.4. Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held in short-term funds (with a credit risk rating of at least AA) managed by Blackrock and State Street Global Advisors. While Ardmore believes this risk of loss is low, it will keep this under review and will revise its policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

Ardmore limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. It generally does not require collateral for its trade accounts receivable.

Ardmore may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. Ardmore considers and evaluates concentration of credit risk regularly and performs on-going evaluations of these charterers for credit risk and credit concentration risk. As at December 31, 2018 Ardmore’s 28 vessels in operation were employed with 24 different charterers.

12.5. Income taxes

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

13. General and administrative expenses

13.1. Corporate

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Staff salaries	5,419,944	6,851,692	5,709,919
Share based compensation (non-cash)	1,636,548	457,046	1,304,325
Office administration	2,658,087	2,538,973	2,565,838
Bank charges and foreign exchange	47,142	219,910	140,942
Auditors’ remuneration	676,600	558,600	513,429
Other professional fees	2,009,200	1,280,163	1,810,089
Other administration costs	178,852	72,633	11,183
	12,626,373	11,979,017	12,055,725

13.2. Commercial and chartering

Commercial and chartering expenses are the expenses attributable to the Company’s chartering and commercial operations departments in connection with the Company’s spot trading activities.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

13. General and administrative expenses  – (continued)

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Staff salaries	2,414,574	1,934,923	1,039,169
Office administration	419,773	341,219	201,685
Other professional fees	—	—	426,213
Other administration costs	399,541	343,606	354,420
	3,233,888	2,619,748	2,021,487

14. Interest expense and finance costs

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Interest incurred – debt	17,070,112	16,430,031	13,794,298
Interest incurred – finance leases	5,667,420	1,889,609	544,368
Amortization of deferred finance fees	2,400,621	2,536,402	3,415,452
Write-off of deferred finance fees in relation to refinancing	2,267,455	524,123	—
	27,405,608	21,380,165	17,754,118

15. Interest income

Interest income relates to bank interest received on Ardmore’s cash and cash equivalents balances.

16. Income taxes

(Loss)/profit before taxes was derived from the following sources:

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Domestic	(42,776,078)	(12,430,768)	3,808,366
	(42,776,078)	(12,430,768)	3,808,366

The components of the provision for income taxes are as follows:

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Domestic
Current tax expenses	(162,923)	(59,567)	(60,434)
Income tax expense for year	(162,923)	(59,567)	(60,434)

All domestic tax for the years ended December 31, 2018, 2017 and 2016 arose under the Irish tax jurisdiction for Ardmore Shipping Services (Ireland) Ltd and the U.S. tax jurisdiction for Ardmore Shipping (Americas) LLC. The tax years 2014 to 2018 remain open to examination by some of the major jurisdictions to which the Company is subject to tax.

17. Net (loss)/earnings per share

Basic and diluted (loss)/earnings per share is calculated by dividing the net (loss)/earnings available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net (loss)/earnings available to common shareholders and the weighted average number of common shares used for calculating basic (loss)/earnings per share for the effects

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

17. Net (loss)/earnings per share  – (continued)

of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Numerator:
Net (loss)/profit	(42,939,001)	(12,490,335)	3,747,932
Denominator:
Weighted average number of shares outstanding	32,837,866	33,441,879	30,141,891
Net (loss)/earnings per share, basic and diluted	(1.31)	(0.37)	0.12

For the year ended December 31, 2018, stock appreciation rights (“SARs”) granting the right to acquire 1,984,983 shares (2017: 1,343,375, 2016: 1,343,375) were outstanding. The SARs have been excluded from the computation of diluted earnings per share as they are anti-dilutive.

18. Related party transactions

There were no related party transactions during the year ended December 31, 2018.

For the year ended December 31, 2017, in connection with the secondary public offering by GA Holdings LLC in November 2017, Ardmore repurchased from GA Holdings LLC 1,435,654 shares of its own common stock for $11.1 million, at a price per share equal to the price per share at which GA Holdings LLC sold shares to the underwriters in the public offering.

There were no related party transactions for the year ended December 31, 2016.

19. Share based compensation

As at December 31, 2018, ASC had granted 1,990,762 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

On April 4, 2018 ASC cancelled the 1,078,125 SARs awarded on August 1, 2013 (the “IPO SARs”), which had a per share exercise price significantly in excess of the current fair market value of a share of ASC’s common stock and replaced the IPO SARs with new awards of 1,719,733 SARs (the “New SARs”) that will vest in three equal annual tranches. The New SARs have a contractual term of 7 years and provide for certain dividend equivalent rights pursuant to which the holder will be entitled upon vesting of the SARs to payment in the form of additional shares equal to the value of any cash dividends declared and payable during the applicable vesting period with respect to the shares underlying the portion of the SARs that vest. The New SARs do not have a market condition and were valued using the Black-Scholes model.

The SAR awards granted prior to the 2018 award contain a market condition whereby, in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. The market condition does not apply after July 31, 2016. The SAR awards with a market condition, were valued by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero-coupon U.S. Treasury bill commensurate with the contractual terms of

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

19. Share based compensation  – (continued)

the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. Both the Monte-Carlo simulation and Black-Scholes model rely on the same underlying financial theory.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
Grant Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life	Valuation Method
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04-Apr-18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black Scholes

The cost of each tranche of SARs is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vested before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares upon the exercise, if any, of the SARs is to register and issue new common shares to the beneficiary. Changes in the SARs for the year ended December 31, 2018 are set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2018	1,343,375	$13.16
SARs granted during the twelve months ended December 31, 2018	1,719,733	$7.40
SARs exercised/converted/replaced during the twelve months ended December 31, 2018	(1,078,125)	($14.00)
SARs forfeited during the twelve months ending December 31, 2018	—	—
Balance as at December 31, 2018 (none of which are exercisable or convertible)	1,984,983	$7.72

The total cost related to non-vested awards expected to be recognized through 2020 is set forth below:

Period	No. of Shares	TOTAL
2019	573,244	1,185,060
2020	573,245	888,795
	1,146,489	2,073,855

20. Repurchase of common stock

On August 31, 2017, the Company announced that the board of directors had terminated the previous share repurchase plan and approved a new share repurchase plan (the “New Plan”), which authorizes the Company to repurchase up to $25 million of shares of its common stock through to August 31, 2020. The Company may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, but the Company is not obligated under the terms of the New Plan to repurchase any shares, and at any time the Company may suspend, delay or discontinue the New Plan.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

20. Repurchase of common stock  – (continued)

During the year ended December 31, 2017, the Company repurchased 1,435,654 common shares at a weighted-average price of approximately $7.72 per share for a total of approximately $11.1 million from GA Holdings LLC, formerly the Company’s largest shareholder. The repurchase was conducted outside of the New Plan.

During the year ended December 31, 2018, no shares were repurchased.

21. Commitments and contingencies

Debt commitments are disclosed above in Note 8. Finance lease commitments are disclosed above in Note 9.

22. Subsequent events

In November 2018, Ardmore agreed to terms for the sale of the Ardmore Seatrader. Ardmore exercised its purchase option for the vessel under the finance lease on January 2, 2019 and repaid all amounts outstanding under the finance lease. The price for the subsequent sale of the vessel by Ardmore was $8.3 million, which was paid upon delivery of the vessel to the buyer on January 9, 2019.

On January 2, 2019, ASC granted 176,659 Restricted Stock Units (RSUs) to certain of its officers and directors. Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The cost of RSUs will be recognized by the Company on a straight-line basis. The Company’s policy for issuing shares upon the exercise, if any, of the RSUs is to register and issue new common shares to the beneficiary.

On February 1, 2019, Ardmore agreed to terms for the sale of the Ardmore Seamaster at a price of $9.7 million. The vessel is expected to deliver to the buyer in February, 2019.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements
(Expressed in U.S. dollars, unless otherwise stated)

23. Subsidiaries

The following is a list of ASC’s direct and indirect wholly owned subsidiaries as of December 31, 2018:

Name of Company	Country of Incorporation	Principal Activities	Ownership (%)
Ardmore Shipping LLC	Marshall Islands	Holding company	100%
Ardmore Shipholding Limited	Ireland	Holding company	100%
Ardmore Maritime Services LLC	Marshall Islands	Holding company	100%
Ardmore Shipping (UK) Limited	United Kingdom	Chartering services	100%
Ardmore Shipping (Bermuda) Limited	Bermuda	Executive offices and fleet management	100%
Ardmore Shipping (Asia) Pte Limited	Singapore	Chartering services	100%
Ardmore Shipping (Americas) LLC	United States	Chartering services	100%
Ardmore Chartering LLC	Marshall Islands	Chartering services	100%
Ardmore Shipping Services (Ireland) Limited	Ireland	Corporate and fleet administration	100%
Ardmore Pool Holdings LLC	Marshall Islands	Holding company	100%
Ardmore MR Pool LLC	Marshall Islands	Commercial management and chartering services	100%
Ardmore Tanker Trading (Asia) Pte Ltd	Singapore	Chartering services	100%
Ardmore Trading (USA) LLC	United States	Chartering services	100%
Hebrides Shipco LLC	Marshall Islands	Dormant	100%
Sole Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Biscay Shipco LLC	Marshall Islands	Dormant	100%
Blasket Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Brandon Shipco LLC	Marshall Islands	Dormant	100%
Dover Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Humber Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Kilkee Shipco LLC	Marshall Islands	Dormant	100%
Killary Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Kilmore Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Magee Shipco LLC	Marshall Islands	Dormant	100%
Saltee Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Skellig Shipco LLC	Marshall Islands	Dormant	100%
Tramore Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Ballycotton Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Wight Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Lundy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Thames Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Valentia Shipco LLC	Marshall Islands	Dormant	100%
Fair Isle Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Malin Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Tyne Shipco LLC	Marshall Islands	Dormant	100%
Forties Shipco LLC	Marshall Islands	Dormant	100%
Fitzroy Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Bailey Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Forth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Viking Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Cromarty Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Shannon Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Rockall Shipco LLC	Marshall Islands	Dormant	100%
Faroe Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Dogger Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fisher Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Plymouth Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Portland Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Trafalgar Shipco LLC	Marshall Islands	Ship ownership and operations	100%
Fastnet Shipco LLC	Marshall Islands	Ship ownership and operations	100%