Form 20-F/A
period 2018-12-31
Ardmore Shipping Corp
filed 2019-08-02
CIK 1577437

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

EXPLANATORY NOTE

This Annual Report on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2018 of Ardmore Shipping Corporation (“Ardmore”, “Ardmore Shipping”, the “Company”, “we”, “our” or “us”), as filed with the U.S. Securities and Exchange Commission on February 15, 2019 (the “Original Filing”).

In July 2019, following discussions with our independent auditors, Ernst & Young, we identified an error in the presented location of the net gains and losses on disposals of vessels in our consolidated statement of operations. While properly stated in every other respect, the net gains and losses on disposals of vessels were improperly presented in our consolidated statement of operations for the years ended December 31, 2018, 2017 and 2016, and for the quarterly period ended March 31, 2019.

Pursuant to Accounting Standards Codification 360-10, Property, plant, and equipment, if a subtotal for income from operations is included on a statement of operations, net gains or losses on the sale of long-lived assets that are not discontinued operations should be included in income from operations. While the net losses on disposal of vessels had been properly calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), we had chosen to include a subtotal for income from operations in our consolidated statement of operations (labelled “(loss/profit from operations”) but had reflected net gains and losses on disposal of vessels below, rather than above, such subtotal.

In this Amendment we are restating our consolidated statement of operations for the years ended December 31, 2018, 2017 and 2016 (the “Financial Statements”) to remove the subtotal for (loss)/profit from operations. Such removal does not result in any change in net loss or profit for the years ended December 2018, 2017 or 2016, nor in the other primary financial statements of the Company for any period presented. In determining how to correct for the error in the presentation of net gains and losses from disposal of vessels, management decided to remove the subtotal labelled loss/profit from operations, because it is not a metric that management uses to evaluate the Company’s performance and operating results.

In this Amendment, we are also amending Items 3.A (Key Information — Selected Financial Data), 3.D (Key Information — Risk Factors), 5.A (Operating and Financial Review and Prospects — Operating Results) and 15 (Controls and Procedures) relating to the restated financial information. As more fully described in Item 15, as a result of the restatement of the Financial Statements, management has revised its assessment of internal controls over financial reporting and concluded that it was not effective at December 31, 2018. The Financial Statements and disclosure in Items 3.A, 3.D, 5.A and 15 of this Amendment are otherwise identical in all respects to the financial statements and disclosure contained in the Original Filing. Other Items in this Amendment are included for the convenience of the reader only and have not been updated from the Original Filing. We are also filing a Form 6-K/A to similarly restate our consolidated statement of operations for the quarter ended March 31, 2019.

Except for the changes described above, this Amendment continues to present information as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing. This Amendment includes currently dated certifications from our Principal Executive Officer and Principal Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and amended reports of our independent registered public accounting firm relating to the audit of the Financial Statements and of the effectiveness of internal control over financial reporting.

Since this Amendment restates the financial information for the years ended December 2018, 2017 and 2016, we do not intend to amend our previously filed Annual Reports on Form 20-F for periods ended prior to December 31, 2018. As a result, you should rely upon the restated consolidated financial statements, reports of our independent registered public accounting firm and related financial information for 2018, 2017 and 2016 contained in this Amendment.

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

A. Selected Financial Data (as amended for the amendment)

The information presented in the immediately following table has been adjusted to reflect the restatement of our Consolidated Statement of Operations for the years ended December 31, 2018, 2017 and 2016 to remove the subtotal for (loss)/profit from operations and correctly present net gains and losses on disposal of vessels as described in Note 3 to the notes to the consolidated financial statements included in this Amendment. The restatement does not result in any change in net loss or profit for the applicable years.

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements, included elsewhere in this Amendment. The selected consolidated financial data set forth below as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the years ended
INCOME STATEMENT DATA	Dec 31, 2018 (as restated)(1)	Dec 31, 2017 (as restated)(1)	Dec 31, 2016 (as restated)(1)	Dec 31, 2015 (as restated)(1)	Dec 31, 2014 (as restated)(1)
Revenue	$210,179,181	195,935,392	164,403,938	157,882,259	67,326,634
Commissions and voyage expenses(2)	(98,142,454)	(72,737,902)	(37,121,398)	(30,137,173)	(7,004,045)
Vessel operating expenses	(67,017,632)	(62,890,401)	(56,399,979)	(46,416,510)	(29,447,876)
Depreciation	(35,137,880)	(34,271,091)	(30,091,237)	(24,157,022)	(14,854,885)
Amortization of deferred drydock expenditure	(3,637,276)	(2,924,031)	(2,715,109)	(2,120,974)	(2,031,100)
General and administrative expenses:
Corporate	(12,626,373)	(11,979,017)	(12,055,725)	(10,418,876)	(8,178,666)
Commercial and chartering(3)	(3,233,888) )	(2,619,748)	(2,021,487)	(329,746)	—
Loss on disposal of vessels	—	—	(2,601,148	—	—
Loss on vessel held for sale	(6,360,813	—	—	—	—
Interest expense and finance costs	(27,405,608)	(21,380,165)	(17,754,118)	(12,282,704)	(4,119,283)
Interest income	606,665	436,195	164,629	15,571	16,444
(Loss)/profit before taxes	(42,776,078)	(12,430,768)	3,808,366	32,034,825	1,707,223
Income tax	(162,923)	(59,567)	(60,434)	(79,860)	(46,749)
Net (loss)/profit	$(42,939,001)	(12,490,335)	3,747,932	31,954,965	1,660,474
(Loss)/earnings per share, basic and diluted	$(1.31)	(0.37)	0.12	1.23	0.07
Weighted average number of common shares outstanding, basic and diluted	32,837,866	33,441,879	30,141,891	26,059,122	24,547,661

	As at
BALANCE SHEET DATA	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Cash and cash equivalents	$56,903,038	39,457,407	55,952,873	40,109,382	59,879,596
Net vessels (including drydock assets)	$729,148,611	755,935,008	788,693,708	662,359,307	489,833,626
Total assets	$844,759,801	845,539,989	883,642,723	778,197,608	562,214,991
Net assets	$346,583,934	380,973,760	404,269,799	347,611,278	327,200,093
Senior debt and finance leases	$469,830,346	446,917,589	462,343,756	415,014,315	224,902,715
Paid in capital	$399,509,686	390,541,689	401,347,393	337,211,121	338,064,585
Accumulated (deficit)/surplus	$(52,925,752)	(9,567,929)	2,922,406	10,400,157	(10,864,492)

	For the years ended
CASHFLOW DATA	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Net cash provided by operating activities	$9,426,377	18,416,228	42,634,500	37,659,686	12,421,127
Net cash used in investing activities	$(17,556,879)	(2,282,251)	(122,311,231)	(232,849,734)	(209,741,529)
Net cash provided by/(used in) financing activities	$25,576,133	(32,629,443)	95,520,221	175,419,834	200,339,153

	For the years ended
FLEET OPERATING DATA	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014
Time Charter Equivalent(4)
MR Tankers “Eco-design”	$11,406	12,902	15,098	19,149	15,913
MR Tankers “Eco-mod”	$11,916	12,975	14,318	20,223	14,793
Chemical Tankers “Eco-design”	$11,406	11,949	15,395	17,507	—
Chemical Tankers “Eco-mod”	$—	—	11,839	13,417	11,404
Fleet weighted average TCE(5)	$11,529	12,709	14,785	18,309	14,393
Operating expenditure
Fleet operating expenses per day(6)	$6,042	5,914	6,017	5,976	6,197
Technical management fees per day(7)	$414	384	388	357	359
Total fleet operating costs per day	$6,456	6,298	6,405	6,333	6,556
Expenditures for drydock(8)	$6,599,085	3,809,906	3,099,805	3,314,568	4,921,479
On-hire utilization(9)	99.30%	99.61%	99.52%	99.70%	99.90%

(1)	See Note 3 to the notes to the consolidated financial statements included in this Amendment.
(2)	Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(3)	Commercial and chartering-related general and administrative expenses are the expenses attributable to our chartering and commercial operations department in connection with our spot trading activities.
(4)	Time Charter Equivalent (“TCE”) daily rate, represents net revenues divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, idle days or repositioning associated with vessels held for sale. For vessels employed on voyage charters, TCE is the net rate after deducting voyage expenses incurred, divided by revenue days, including among other expenses, all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.
(5)	Fleet weighted average TCE is total gross revenue for the fleet, after deducting voyage expenses incurred on voyage charters divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

(6)	Fleet operating expenses per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.
(7)	Technical management fees per day are fees paid to any third-party technical manager as well as to our 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited, which provides technical management services to some of our vessels.
(8)	Drydock costs, which include, among other things, costs for in-water surveys, represent direct costs that are incurred as part of vessel drydocking to meet regulatory requirements, expenditures during drydocking that add economic life to the vessel, and expenditures during drydocking that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(9)	On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled off-hire days).

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, limit our ability to access capital markets or require us to incur additional costs to improve our internal control and disclosure control systems and procedures, which could harm our business and have a negative effect on the trading price of our securities.

In July 2019, following discussions with our independent auditors, Ernst & Young, we identified an error in the presented location of the net gains and losses on disposal of vessels in our consolidated statement of operations. While properly stated in every other respect, the net gains and losses on disposal of vessels were improperly presented in our consolidated statement of operations for the years ended December 31, 2018, 2017 and 2016 and for the quarterly period ended March 31, 2019. This deficiency resulted in the restatement of our consolidated statements of operations, as described in Note 3 to the notes to our consolidated financial statements included in this Amendment. It was also determined that this deficiency constituted a material weakness in our internal control over financial reporting. Consequently, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2018 (See “Item 15. Controls and Procedures”). We are taking steps to remediate the deficiency. Commencing with our financial statements for the quarter ended June 30, 2019, we have removed the subtotal for (loss)/profit from operations in our consolidated statement of operations, such that the revised presentation of the net gains and losses on disposal of vessels now complies with U.S. GAAP. In addition, we intend to implement a more rigorous process to identify transactions which may be subject to specific presentation requirements within U.S. GAAP, including the engagement of appropriately qualified third-party experts, as required. Although we have taken steps to remediate the deficiency, there is no assurance that other deficiencies or material weaknesses may not exist or arise in the future.

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

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects (as revised in connection with the restatement)

The information presented in the two tables below in Item 5.A “Operating Results” has been amended to reflect the restatement of our Consolidated Statement of Operations for the years ended December 31, 2018, 2017 and 2016 to remove the subtotal for (loss)/profit from operations and correctly present net gains and losses on disposal of vessels as described in Note 3 to the notes to consolidated financial statements included in this Amendment. The restatement does not result in any change in net loss or profit for the applicable years.

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

Statement of Operations for the Year Ended December 31, 2018 and December 31, 2017

	Year Ended		Variance	Variance (%)
	Dec 31, 2018 (as restated)(1)	Dec 31, 2017 (as restated)(1)
Revenue	$210,179,181	195,935,392	14,243,789	7%
Commissions and voyage related costs	(98,142,454)	(72,737,902)	(25,404,552)	(35)%
Vessel operating expenses	(67,017,632)	(62,890,401)	(4,127,231)	(7)%
Depreciation	(35,137,880)	(34,271,091)	(866,789)	(3)%
Amortization of deferred drydock expenditure	(3,637,276)	(2,924,031)	(713,245)	(24)%
General and administrative expenses:
Corporate	(12,626,373)	(11,979,017)	(647,356)	(5)%
Commercial and chartering	(3,233,888)	(2,619,748)	(614,140)	(23)%
Loss on vessel held for sale	(6,360,813)	—	(6,360,813)	N/A
Interest expense and finance costs	(27,405,608)	(21,380,165)	(6,025,443)	(28)%
Interest income	606,665	436,195	170,470	39%
Loss before taxes	(42,776,078)	(12,430,768)	(30,345,310)	(244)%
Income tax	(162,923)	(59,567)	(103,356)	(174)%
Net loss	$(42,939,001)	(12,490,335)	(30,448,666)	(244)%

(1)	See Note 3 to the notes to the consolidated financial statements included in this Amendment

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

Statement of Operations for the Year Ended December 31, 2017 and December 31, 2016

	Year Ended		Variance	Variance (%)
	Dec 31, 2017 (as restated)(1)	Dec 31, 2016 (as restated)(1)
Revenue	$195,935,392	164,403,938	31,531,454	19%
Commissions and voyage related costs	(72,737,902)	(37,121,398)	(35,616,504)	(96)%
Vessel operating expenses	(62,890,401)	(56,399,979)	(6,490,422)	(12)%
Depreciation	(34,271,091)	(30,091,237)	(4,179,854)	(14)%
Amortization of deferred drydock expenditure	(2,924,031)	(2,715,109)	(208,922)	(8)%
General and administrative expenses:
Corporate	(11,979,017)	(12,055,725)	76,708	1%
Commercial and chartering	(2,619,748)	(2,021,487)	(598,261)	(30)%
Loss on disposal of vessels	—	(2,601,148)	2,601,148	N/A
Interest expense and finance costs	(21,380,165)	(17,754,118)	(3,626,047)	(20)%
Interest income	436,195	164,629	271,566	165%
(Loss)/profit before taxes	(12,430,768)	3,808,366	(16,239,134)	(426)%
Income tax	(59,567)	(60,434)	867	1%
Net (loss)/profit	$(12,490,335)	3,747,932	(16,238,267)	(433)%

(1)	See Note 3 to the notes to the consolidated financial statements included in this Amendment

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

Our credit facilities and finance leases are described in Notes 9 (“Debt”) and 10 (“Finance leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2018, we were in compliance with all covenants relating to our financing facilities.

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

Share-based compensation.  We grant share-based payment awards, such as restricted stock units, as incentive-based compensation to certain employees. We granted Stock Appreciation Rights (“SARs”) to certain employees and officers in August 2013, March 2014, June 2014, March 2015, January 2016, and April 2018 (which included dividend equivalent rights). We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date on which they are granted, which we calculate according to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 718, Compensation — Stock Compensation (“ASC 718”), see Note 20 (“Share based compensation”).

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

The SAR awards may receive accelerated vesting in cases of termination of service due to death or disability or in connection with a change of control of the Company. The SAR awards have a term of seven years from the date of grant and in no event will the SAR be exercisable to any extent following the seventh anniversary of the grant date. The SAR awards are subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in the equity incentive plan document. Please see Note 20 “Share based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards.

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

C. Material Contracts

Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included in Note 9 (“Debt”) to our consolidated financial statements included in this Annual Report with respect to our credit facilities and Note 10 (“Finance Leases”) with respect to our finance leases. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Please see Note 13 “Risk management” to our consolidated financial statements included in this Annual Report for a description of risk management that may apply to us.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures (as revised in connection with the restatement)

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer originally concluded at the time our Annual Report on Form 20-F for the year ended December 31, 2018 was filed on February 15, 2019 that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Subsequent to that evaluation, in assessing the control deficiency that contributed to the restatement described in Note 3 to the notes to the consolidated financial statements included in this Amendment, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2018 because of a material weakness in our internal control over financial reporting relating to the presentation of net gains and losses on disposal of vessels relative to our previously disclosed subtotal for (loss)/profit from operations in our consolidated statement of operations.

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

In connection with the restatement of our consolidated statements of operations described in Note 3 to the notes to the consolidated financial statements included in this Amendment, management has reassessed the effectiveness of our internal control over financial reporting as of December 31, 2018, using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”) in Internal Control Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has determined that the design and operation of our controls over the presentation of infrequent or unusual transactions, such as the net gains and losses on disposal of vessels was deficient, which resulted in the restatement described in Note 3 to the notes to the consolidated financial statements included in this Amendment. Based on the reassessment, management has determined that internal controls over financial reporting were not effective as of December 31, 2018.

We are taking steps to remediate the deficiency. Commencing with our financial statements for the quarter ended June 30, 2019, we have removed the subtotal for (loss)/profit from operations in our consolidated statement of operations such that the revised presentation of the net gains and losses on disposal of vessels now complies with U.S. GAAP. In addition, we intend to implement a more rigorous process to identify transactions which may be subject to specific presentation requirements within U.S. GAAP, including the engagement of appropriately qualified third-party experts, as required. We believe that the above actions, together with any modifications thereto, which we may determine to be appropriate, will be effective in remediating the material weakness described above. However, the material weakness cannot be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing, that our internal controls are operating effectively.

C. Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm, Ernst & Young, that audited our consolidated financial statements included in this Amendment has issued an updated attestation report on our internal control over financial reporting which is provided on page F-3.

D. Changes in Internal Control Over Financial Reporting.

Other than the changes noted in Item 15.B above, there were no changes in our internal controls over financial reporting that occurred during or related to the period covered by this Amendment that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16.H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements (as amended for the amendment)

See index to Financial Statements on page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2	Term Loan Facility, dated January 13, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V. (incorporated herein by reference to Exhibit 4.2 to the Company’s Report on Form 20-F filed with the SEC on April 6, 2016).
4.3	Term Loan Facility, date January 13, 2016, by and among Faroe Shipco LLC, Plymouth Shipco LLC, Portland Shipco LLC, Wight Shipco LLC, Lundy Shipco LLC, Fisher Shipco LLC, Humber Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank AB, London Branch, Skandinaviska Enskilda Banken AB (PUBL) and Nordea Bank Finland Plc (incorporated herein by reference to Exhibit 4.3 to the Company’s Report on Form 20-F filed with the SEC on April 6, 2016).
4.4	Amendment No. 1 to Term Loan Facility, dated August 4, 2016, by and among Bailey Shipco LLC, Dover Shipco LLC, Fair Isle Shipco LLC, Fastnet Shipco LLC, Fitzroy Shipco LLC, Forth Shipco LLC, Rockall Shipco LLC, Shannon Shipco LLC, Sole Shipco LLC, Trafalgar Shipco LLC, Viking Shipco LLC, Hebrides Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V. and DVB Bank America N.V., and the other financial institutions party thereto (incorporated herein by reference to Exhibit 4.4 to the Company’s Report on Form 20-F filed with the SEC on March 13, 2017).
4.5	Term Loan Facility, dated July 29, 2016, Saltee Shipco LLC, Blasket Shipco LLC, Ballycotton Shipco LLC, Killary Shipco LLC, Ardmore Shipping LLC, the Company, ABN AMRO Bank N.V., and the other financial institutions party thereto (incorporated herein by reference to Exhibit 4.5 to the Company’s Report on Form 20-F filed with the SEC on March 13, 2017).
4.6	Share Purchase Agreement, dated November 26, 2017, between the Company and GA Holdings (incorporated herein by reference to Exhibit 4.6 to the Company’s Report on Form 20-F filed with the SEC on March 29, 2017).
4.7	Open Market Sale Agreement, dated August 31, 2018, between the Company and Evercore Group L.L.C., Jefferies LLC and Wells Fargo Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 31, 2018).
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002

Exhibit Number	Description
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
101	The following materials from the Company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL):
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

Date: August 1, 2019

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our report dated February 15, 2019, except for the effect of the material weakness described in the third paragraph of that report, as to which the date is August 1, 2019, expressed an adverse opinion thereon.

Restatement of 2018 Consolidated Financial Statements

As discussed in Note 3 to the consolidated financial statements, the Company has restated the consolidated statements of operations for the years ended December 31, 2018, 2017, and 2016 to correct an error related to the classification of net gains and losses on the disposal of vessels.

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

Dublin, Ireland

February 15, 2019, except for Note 3, as to which the date is August 1, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ardmore Shipping Corporation

Opinion on Internal Control over Financial Reporting

We have audited Ardmore Shipping Corporation’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Ardmore Shipping Corporation (the Company) has not maintained effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

In our report dated February 15, 2019, we expressed an unqualified opinion that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria. Management has subsequently identified a deficiency in controls related to the presentation of gains and losses on vessel dispositions, and has further concluded that such deficiency represented a material weakness as of December 31, 2018. As a result, management has revised its assessment, as presented in the accompanying Management’s Report on Internal Control over Financial Reporting; to conclude that the Company’s internal control over financial reporting was not effective as of December 31, 2018. Accordingly, our present opinion on the effectiveness of December 31, 2018’s internal control over financial reporting as of December 31, 2018, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a deficiency in controls related to the presentation of infrequent or unusual transactions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report dated February 15, 2019, except for the error correction discussed in Note 3 as to which the date is August 1, 2019, which expressed an unqualified opinion on those financial statements.

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

/s/ Ernst & Young

Dublin, Ireland

February 15, 2019, except for the effect of the material weakness described in the third paragraph above, as to which the date is August 1, 2019

Ardmore Shipping Corporation

Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

		As at
	Notes	Dec 31, 2018	Dec 31, 2017
ASSETS
Current assets
Vessel held for sale	12	8,083,405	—
Cash and cash equivalents	5	56,903,038	39,457,407
Receivables, trade	6	27,460,132	27,264,803
Working capital advances	7	—	3,100,000
Prepayments		1,291,399	1,412,875
Advances and deposits		2,132,804	3,015,807
Other receivables		786,084	—
Inventories		12,812,039	9,632,246
Total current assets		109,468,901	83,883,138
Non-current assets
Vessels and equipment, net of accumulated depreciation of $135.2 million (2017: $110.2 million)	8	721,492,473	751,816,840
Ballast water treatment systems, net of accumulated depreciation of $0 (2017: $0)	8	528,774	—
Deferred drydock expenditure, net of accumulated amortization of $11.5 million (2017: $10.8 million)	8	7,127,364	4,118,168
Deposit for vessel acquisition	8	—	1,635,000
Leasehold improvements, net of accumulated depreciation of $0.2 million (2017: $0.1 million)	8	423,620	446,532
Other non-current assets, net of accumulated depreciation of $0.8 million (2017: $0.6 million)	8	3,549,511	3,640,311
Operating lease, right of use asset	11	2,169,158	—
Total non-current assets		735,290,900	761,656,851
TOTAL ASSETS		844,759,801	845,539,989
LIABILITIES AND EQUITY
Current liabilities
Payables, trade		24,608,108	16,104,399
Other payables		35,900	6,265
Accrued interest on loans and finance leases		1,732,859	1,537,976
Current portion of long-term debt	9	22,834,543	37,071,548
Current portion of finance lease obligations	10	25,849,200	3,537,466
Current portion of operating lease obligations	11	477,147	—
Total current liabilities		75,537,757	58,257,654
Non-current liabilities
Non-current portion of long-term debt	9	205,519,705	367,352,022
Non-current portion of finance lease obligations	10	215,626,898	38,956,553
Non-current portion of operating lease obligations	11	1,491,507	—
Total non-current liabilities		422,638,110	406,308,575
Equity
Share capital ($0.01 par value, 250,000,000 shares authorised, 35,019,232 issued and 33,097,831 outstanding at December 31, 2018 and 34,061,357 issued and 32,139,956 outstanding at December 31, 2017)		350,192	340,613
Additional paid in capital		414,508,403	405,549,985
Treasury stock (1,921,401 shares at December 31, 2018 and 1,921,401 shares at December 31, 2017)		(15,348,909)	(15,348,909)
Accumulated deficit		(52,925,752)	(9,567,929)
Total equity		346,583,934	380,973,760
TOTAL LIABILITIES AND EQUITY		844,759,801	845,539,989

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Consolidated Statement of Operations (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

		For the years ended
		Dec 31, 2018 (as restated)	Dec 31, 2017 (as restated)	Dec 31, 2016 (as restated)
Revenue		210,179,181	195,935,392	164,403,938
Commissions and voyage related costs		(98,142,454)	(72,737,902)	(37,121,398)
Vessel operating expenses		(67,017,632)	(62,890,401)	(56,399,979)
Depreciation		(35,137,880)	(34,271,091)	(30,091,237)
Amortization of deferred drydock expenditure		(3,637,276)	(2,924,031)	(2,715,109)
General and administrative expenses
Corporate	14	(12,626,373)	(11,979,017)	(12,055,725)
Commercial and chartering	14	(3,233,888)	(2,619,748)	(2,021,487)
Loss on disposal of vessels	12	—	—	(2,601,148)
Loss on vessel held for sale	12	(6,360,813)	—	—
Interest expense and finance costs	15	(27,405,608)	(21,380,165)	(17,754,118)
Interest income	16	606,665	436,195	164,629
(Loss)/profit before taxes		(42,776,078)	(12,430,768)	3,808,366
Income tax	17	(162,923)	(59,567)	(60,434)
Net (loss)/profit		(42,939,001)	(12,490,335)	3,747,932
Net (loss)/earnings per share, basic and diluted	18	(1.31)	(0.37)	0.12
Weighted average number of common shares outstanding, basic and diluted	18	32,837,866	33,441,879	30,141,891

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

Ardmore Shipping Corporation

Consolidated Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Notes	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
OPERATING ACTIVITIES
Net (loss)/profit		(42,939,001)	(12,490,335)	3,747,932
Non-cash items:
Depreciation		35,137,880	34,271,091	30,091,237
Amortization of deferred drydock expenditure		3,637,276	2,924,031	2,715,109
Share based compensation	20	1,636,547	457,046	1,304,325
Loss on disposal of vessels	12	—	—	2,601,148
Loss on vessel held for sale	12	6,360,813	—	—
Amortization of deferred finance fees	15	4,668,077	3,060,525	3,415,452
Foreign exchange on operating leases		(200,504)	—	—
Adoption of accounting standard		(418,822)	—	—
Changes in operating assets and liabilities:
Receivables, trade		(195,329)	(4,116,021)	3,040,535
Working capital advances		3,100,000	200,000	175,000
Prepayments		121,476	(609,872)	239,356
Advances and deposits		882,968	120,555	375,510
Other receivables		(786,084)	82,636	(58,683)
Inventories		(3,179,793)	(2,292,994)	(3,369,769)
Payables, trade		8,507,701	1,656,356	1,965,503
Accruals for capital items		(532,261)	—	—
Charter revenue received in advance		—	(507,780)	(684,537)
Other payables		29,635	911	(139,578)
Accrued interest on loans and finance leases		194,883	(530,015)	315,765
Deferred drydock expenditure		(6,599,085)	(3,809,906)	(3,099,805)
Net cash provided by operating activities		9,426,377	18,416,228	42,634,500
INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment		(16,824,102)	(372,504)	(174,012,168)
Payments for acquisition of ballast water treatment systems		(528,774)	—	—
Net proceeds from sale of vessels		—	—	52,656,414
Transfer to segregated account in respect of agreement to buy new vessels		—	(1,635,000)	—
Payments for leasehold improvements		(52,384)	(12,279)	(530,717)
Payments for other non-current assets		(151,619)	(262,468)	(424,760)
Net cash used in investing activities		(17,556,879)	(2,282,251)	(122,311,231)
FINANCING ACTIVITIES
Proceeds from long-term debt		3,902,122	11,092,157	110,010,000
Repayments of long-term debt		(184,306,269)	(62,691,746)	(42,208,171)
Proceeds from finance leases		209,725,500	33,120,000	9,245,749
Repayments of finance leases		(7,336,520)	(2,060,264)	(27,097,348)
Payments for deferred finance fees		(3,740,150)	(826,840)	(6,036,243)
Net proceeds from equity offerings		7,331,450	—	63,927,416
Repurchase of common stock		—	(11,262,750)	(2,993,931)
Payment of dividends		—	—	(9,327,251)
Net cash provided by/(used in) financing activities		25,576,133	(32,629,443)	95,520,221
Net increase/(decrease) in cash and cash equivalents		17,445,631	(16,495,466)	15,843,491
Cash and cash equivalents at the beginning of the year		39,457,407	55,952,873	40,109,382
Cash and cash equivalents at the end of the year		56,903,038	39,457,407	55,952,873
Cash paid during the year for:
Interest payments in respect of debt and finance leases		22,583,976	18,808,333	13,937,488
Taxation		139,849	58,736	122,624

The accompanying notes are an integral part of these financial statements.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

2.4.6. Operating leases (office rent)

Operating leases relate to long-term commitments for the Company’s offices. Ardmore recognizes on the balance sheet the right to use those assets and a corresponding liability in respect of all material lease contracts. The discount rate used for calculating the cost of the operating leases is the incremental cost of borrowing. In relation to the Company’s operating leases, prior periods were not restated to reflect recording of the right of use asset/liability related to these leases.

2.4.7. Finance leases

Finance leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the lease.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

2.24. Contingencies

Claims, suits and contingencies arise in the ordinary course of Ardmore’s business. Ardmore provides for these contingencies when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for contingencies that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred at the balance sheet date. Any such matters that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements, are discussed in Note 22 to the consolidated financial statements.

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
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

3. Restatement of financial statements

Pursuant to Accounting Standards Codification 360-10, Property, plant, and equipment, if a subtotal for income from operations is included in a statement of operations, gains or losses on the sale of long-lived assets that are not discontinued operations, should be included in income from operations.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

3. Restatement of financial statements – (continued)

The Company identified an error in the classification of the net gains and losses on disposal of vessels in the Company’s consolidated statement of operations for the years ended December 31, 2018, 2017 and 2016. The Company is restating its consolidated statement of operations for the years ended December 31, 2018, 2017, and 2016 (the “Financial Statements”) to remove the subtotal for (loss)/profit from operations. There was no effect on the Company’s previously reported consolidated balance sheets as at December 31, 2018 and 2017, or consolidated statements of cashflows or changes in equity for the years ended December 31, 2018, 2017, and 2016.

4. Business and segmental reporting

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

5. Cash and cash equivalents

	For the year ended
	Dec 31, 2018	Dec 31, 2017
Cash and cash equivalents	56,903,038	39,457,407

Ardmore is required to maintain a minimum cash balance in accordance with its long-term debt facility agreements (see Note 9) and long-term finance lease facility agreements (see Note 10).

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

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

8. Non-current assets

The scrap value of the vessels is estimated at $300 (2017: $300) per lightweight ton. Interest capitalized in relation to vessels under construction during the year ended December 31, 2018 was nil (2017: $0). Vessels, which are owned and operated by Ardmore, have been provided as collateral under certain loan agreements entered into by Ardmore (see Note 9). Sellers credit in relation to the finance leases for the Ardmore Sealeader and Ardmore Sealifter of $2.9 million are included within non-current assets (see Note 10). Leasehold improvements consist of fit-out costs in relation to work completed on Ardmore’s offices in Ireland and Singapore. Other non-current assets consist of office equipment, and fixtures and fittings. No impairment has been recognized as at the balance sheet date.

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

9. Debt  – (continued)

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

9. Debt  – (continued)

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

10. Finance leases

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

10. Finance leases  – (continued)

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

10. Finance leases  – (continued)

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

10. Finance leases  – (continued)

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

Finance leases financial covenants

Some of Ardmore’s existing finance lease facilities (as described above) include financial covenants which are consistent with, or no more onerous than, ASC’s long-term debt financial covenants described in Note 9. The Company was in full compliance with all of its finance lease covenants as of December 31, 2018 and 2017.

11. Operating leases

11.1. Operating leases — spot charter

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

11.2. Operating leases — office rent

Ardmore has chosen to early adopt, as of January 1, 2018 ASC 842 Leases which requires lessees to recognize on their balance sheet a right of use asset and a corresponding liability in respect of all material lease contracts. The discount rate used is the incremental cost of borrowing. The weighted average remaining term of the office leases as of December 31, 2018 was 6.5 years.

The liabilities described below are for the Company’s offices in Cork, Ireland, Singapore, Bermuda and Houston, Texas and are denominated in various currencies. Under ASC 842, the right of use asset is a

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

11. Operating leases  – (continued)

nonmonetary asset and is remeasured into the Company’s reporting currency of the US Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current forward exchange rates. The difference in measurement between the right of use asset and lease liability is included in general and administrative expenses in the consolidated statement of operations.

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

12. Sale of vessels

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

In November 2018, Ardmore agreed to terms for the sale of the Ardmore Seatrader. Effective November 2018, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. Ardmore exercised its

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

12. Sale of vessels  – (continued)

purchase option on the financing transaction in January 2019 and repaid all amounts outstanding under the finance lease. The price for the subsequent sale of the vessel by Ardmore was $8.3 million, resulting in a net loss of $6.4 million when the vessel delivered to the buyer in January 2019.

The net loss on the vessel held for sale for the year ended December 31, 2018 is calculated as follows:

Seatrader
Sales proceeds	8,250,000
Net book value of vessel	(14,444,217)
Sales related costs	(165,000)
Lease termination costs and related finance fees	(1,596)
Net loss on vessel held for sale	(6,360,813)

13. Risk management

13.1. Operational risk

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

13.2. Foreign exchange risk

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

13.3. Interest rate risk

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

13. Risk management  – (continued)

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

13.4. Credit risk

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

13.5. Income taxes

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

14. General and administrative expenses

14.1. Corporate

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

14. General and administrative expenses  – (continued)

14.2. Commercial and chartering

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

15. Interest expense and finance costs

	For the year ended
	Dec 31, 2018	Dec 31, 2017	Dec 31, 2016
Interest incurred – debt	17,070,112	16,430,031	13,794,298
Interest incurred – finance leases	5,667,420	1,889,609	544,368
Amortization of deferred finance fees	2,400,621	2,536,402	3,415,452
Write-off of deferred finance fees in relation to refinancing	2,267,455	524,123	—
	27,405,608	21,380,165	17,754,118

16. Interest income

Interest income relates to bank interest received on Ardmore’s cash and cash equivalents balances.

17. Income taxes

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

18. Net (loss)/earnings per share

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

19. Related party transactions

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

20. Share based compensation

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

20. Share based compensation  – (continued)

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

21. Repurchase of common stock

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

22. Commitments and contingencies

Debt commitments are disclosed above in Note 9. Finance lease commitments are disclosed above in Note 10.

23. Subsequent events

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

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements (as restated – see Note 3)
(Expressed in U.S. dollars, unless otherwise stated)

24. Subsidiaries

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