Form 20-F
period 2019-12-31
Ardmore Shipping Corp
filed 2020-04-03
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

+ 1 441 405-7800

info@ardmoreshipping.com

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common stock, par value $0.01 per share	ASC	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 33,097,831 shares of common stock outstanding, par value $0.01 per share.

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

Forward-looking statements in this Annual Report include, among others, such matters as

•	our future operating or financial results;
•	global and regional economic and political conditions;
•	the strength of national economies and currencies;
•	general market conditions;
•	our vessel acquisitions and upgrades, our business strategy and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
•	competition in the tanker industry;
•	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
•	business disruptions due to natural disasters or other disasters or events outside of our control;
•	the effect of the novel coronavirus pandemic on, among others: oil demand; our business; our financial condition and results of operations, including our cash flows and liquidity; our vessel values and any related impairments; and our ability to satisfy covenants in our credit facilities and financing lease obligations;
•	charter counterparty performance;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general corporate activities;
•	our ability to comply with covenants in financing arrangements;
•	our capital structure and how it supports our spot employment strategy and enhances financial and strategic flexibility to pursue vessel acquisition opportunities;
•	our exposure to inflation;
•	vessel breakdowns and instances of off hire;
•	future dividends;
•	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market;
•	our ability to comply with, and the effects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

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

Except to the extent required by applicable law or regulation, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Unless the context otherwise requires, when used in this Annual Report, the terms “Ardmore”, “Ardmore Shipping”, the “Company”, “we”, “our”, and “us” refer to Ardmore Shipping Corporation and our consolidated subsidiaries, except that those terms, when used in this Annual Report in connection with our common shares, shall mean specifically Ardmore Shipping Corporation. The financial information included in this Annual Report represents our financial information and the operations of our vessel-owning subsidiaries and wholly owned management company. Unless otherwise indicated, all references to “dollars”, “U.S. dollars” and “$” in this annual report are to the lawful currency of the United States. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected consolidated financial data set forth below as at December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME DATA	For the years ended December 31
	2019	2018	2017	2016	2015

Revenue, net	$230,042,240	210,179,181	195,935,392	164,403,938	157,882,259

Voyage expenses(1)	(96,056,391)	(98,142,454)	(72,737,902)	(37,121,398)	(30,137,173)
Vessel operating expenses	(62,546,606)	(67,017,632)	(62,890,401)	(56,399,979)	(46,416,510)
Depreciation	(32,322,695)	(35,137,880)	(34,271,091)	(30,091,237)	(24,157,022)
Amortization of deferred drydock expenditures	(4,803,069)	(3,637,276)	(2,924,031)	(2,715,109)	(2,120,974)
General and administrative expenses:
Corporate	(14,951,996)	(12,626,373)	(11,979,017)	(12,055,725)	(10,418,876)
Commercial and chartering(2)	(3,194,218)	(3,233,888)	(2,619,748)	(2,021,487)	(329,746)
Loss on sale of vessels	(13,162,192)	—	—	(2,601,148)	—
Loss on vessel held for sale	-	(6,360,813)	—	—	—
Interest expense and finance costs	(26,759,754)	(27,405,608)	(21,380,165)	(17,754,118)	(12,282,704)
Interest income	952,190	606,665	436,195	164,629	15,571
(Loss)/income before taxes	(22,802,491)	(42,776,078)	(12,430,768)	3,808,366	32,034,825
Income tax	(58,766)	(162,923)	(59,567)	(60,434)	(79,860)
Net (loss)/income and comprehensive (loss)/income	$(22,861,257)	(42,939,001)	(12,490,335)	3,747,932	31,954,965
Net (loss)/earnings per share, basic and diluted	$(0.69)	(1.31)	(0.37)	0.12	1.23
Weighted average number of common shares outstanding, basic and diluted	33,097,831	32,837,866	33,441,879	30,141,891	26,059,122

BALANCE SHEET DATA	As at December 31
	2019	2018	2017	2016	2015
Cash and cash equivalents	$51,723,107	56,903,038	39,457,407	55,952,873	40,109,382
Vessels and vessel equipment, net of accumulated depreciation	$660,823,330	721,492,473	751,816,840	785,461,415	658,628,933
Deferred drydock expenditures, net of accumulated amortization	$7,668,711	7,127,364	4,118,168	3,232,293	3,730,374
Ballast water treatment systems, installation in progress	$384,408	528,774	-	-	-
Total assets	$772,438,430	844,759,801	845,539,989	883,642,723	778,197,608
Debt obligations	207,283,013	228,354,248	404,423,570	453,213,106	388,242,404
Finance lease obligations	$215,679,694	241,476,098	42,494,019	9,130,650	26,771,911
Total stockholders’ equity	$326,055,768	346,583,934	380,973,760	404,269,799	347,611,278
Paid in capital (3)	$401,842,777	399,509,686	390,541,689	401,347,393	337,211,121
Accumulated (deficit)/surplus	$(75,787,009)	(52,925,752)	(9,567,929)	2,922,406	10,400,157

CASHFLOW DATA	For the years ended December 31
	2019	2018	2017	2016	2015
Net cash provided by operating activities	$20,471,260	9,426,377	18,416,228	42,634,500	37,659,686
Net cash provided by/(used in) investing activities	$23,894,165	(17,556,879)	(2,282,251)	(122,311,231)	(232,849,734)
Net cash (used in)/provided by financing activities	$(49,545,356)	25,576,133	(32,629,443)	95,520,221	175,419,834

FLEET OPERATING DATA	For the years ended December 31
	2019	2018	2017	2016	2015
Time Charter Equivalent(4)
MR Tankers “Eco-design”	$15,781	11,406	12,902	15,098	19,149
MR Tankers “Eco-mod”	$14,062	11,916	12,975	14,318	20,223
Chemical Tankers “Eco-design”	$12,420	11,406	11,949	15,395	17,507
Chemical Tankers “Eco-mod”	$—	—	—	11,839	13,417
Fleet weighted average TCE(5)	$14,686	11,529	12,709	14,785	18,309
Operating expenditure
Fleet operating expenses per day (6)	$6,112	6,042	5,914	6,017	5,976
Technical management fees per day (7)	$450	414	384	388	357
Total fleet operating costs per day	$6,562	6,456	6,298	6,405	6,333
Expenditures for drydock(8)	$5,387,875	6,599,085	3,809,906	3,099,805	3,314,568
On-hire utilization(9)	99.66%	99.30%	99.61%	99.52%	99.70%

(1)	Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs.
(2)	Commercial and chartering general and administrative expenses are the expenses attributable to our chartering and commercial operations department in connection with our spot trading activities.
(3)	Paid in capital includes common stock, additional paid in capital and treasury stock.
(4)	Time Charter Equivalent (“TCE”) daily rate, represents net revenue (revenue less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(5)	Fleet weighted average TCE represents net revenue for the fleet (revenue less voyage expenses) divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(6)	Fleet operating expenses per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs.
(7)	Technical management fees are paid to third-party technical managers as well as to our 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited, which provides technical management services to some of our vessels.
(8)	Drydock expenditures include, among other things, costs for in-water surveys, represent direct costs that are incurred as part of vessel drydocking to meet regulatory requirements, expenditures during drydocking that add economic life to the vessel, and expenditures during drydocking that increase the vessel’s earnings capacity or improve the vessel’s operating efficiency.
(9)	On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled off-hire days).

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. More recently, since 2015 high refined product inventory levels, continued supply of new vessels, and low oil price volatility and trading levels contributed to low charter rates in the tanker industry. As at March 15, 2020, none of our vessels were on time charter, and all of our vessels operated in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a loss.

Any decrease in spot charter rates in the future or a return of weak spot charter markets may adversely affect our results of operations.

As at March 15, 2020, all of our vessels operated directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the particular voyage charters.

We may employ in the spot charter market additional vessels that we may acquire in the future. When we employ a vessel in the spot charter market, we generally intend to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. If spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness and finance lease obligations. A decline in spot charter rates may also affect our ability to pay dividends. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to enter into any charters in the future on existing vessels or vessels we may acquire, the charter rates payable under any such charters and for employment of our vessels in the spot market and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of oil and chemical products.

The novel coronavirus (COVID-19) pandemic is dynamic and currently expanding. The continuation of this outbreak is expected to have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic will, and that any future epidemic or pandemic crises could, result in direct and indirect adverse effects on the product and chemical tanker industry. Effects of the current pandemic include, or may include, among others:

•	deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in oil prices, or adversely affect global demand for crude oil and petroleum products, demand for product and chemical tankers, and charter and spot rates;
•	disruptions to operations of industry participants as a result of the potential health impact on workforces, including crew;
•	business disruptions from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions for individuals and vessels, hygiene measures (such as quarantining and social distancing) or implementation of remote working arrangements;
•	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, oil majors or government agencies and (c) maintenance and any repairs or upgrades to, or drydocking of, vessels (or of the delivery of newbuilding vessels), due to quarantine, worker health, regulations or a shortage of required spares;
•	reduced cash flow and financial condition, including potential liquidity constraints;
•	reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets;
•	potential decreases in the market values of vessels and related impairment charges;
•	potential noncompliance with covenants in our credit facilities and financing lease obligations; and
•	potential deterioration in the financial condition and prospects of industry participants.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact on the product and chemical tanker industry and its participants cannot be reasonably estimated at this time, but likely will materially affect our business, results of operations and financial condition.

Declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices fluctuate significantly over time and in response to various events. Crude oil prices have recently fallen as a result of production and pricing dispute between Saudi Arabia and Russia. Any meaningful decrease in oil prices may adversely affect our business, results of operations and financial condition and our ability to service our indebtedness and finance lease obligations and to pay dividends, as a result of, among other things:

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

Volatility in the markets in which our vessels trade may result in us having limited liquidity.

As at December 31, 2019, we had total liquidity of $51.7 million (plus $11 million available and undrawn under our revolving credit facilities) in cash and cash equivalents. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, lease payments, any dividends on our shares of common stock, scheduled repayments of long-term debt and finance lease obligations, as well as funding our other working capital requirements. Our spot charters, including our participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities. Our existing long-term debt facilities and certain of our finance leases require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt. The required minimum cash balance as of December 31, 2019, was $21.1 million. Should we not meet this financial covenant or other covenants in our debt facilities, whether due to market volatility that reduces our liquidity or other factors, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing arrangements could also result in foreclosure on any of our vessels and other assets securing the related loans or a loss of our rights as a lessee under our finance leases.

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

The market values of tankers have historically experienced high volatility. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or to incur debt on terms that are acceptable to us or at all. A decrease in vessel values could also cause us to breach certain loan-to-value covenants that are contained in our financing arrangements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations and financial condition.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. The global newbuilding orderbook for product tankers equaled approximately 6% of the global product tanker fleet as of March 15, 2020. If the supply of product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

In addition, product tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and reintroduced into the product tanker market, which would increase the available product tanker Tonnage, which may affect the supply and demand balance for product tankers. This could have an adverse effect on our business, results of operations and financial position.

The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or refinance our existing obligations on acceptable terms, if at all, and otherwise negatively impact our business.

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

Changes in fuel, or bunkers, prices may adversely affect our results of operations.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The imposition of stringent vessel air emissions requirements, such as the International Maritime Organization’s (the “IMO”) requirement to reduce the amount of sulfur in fuel globally commencing January 1, 2020, may lead to marine fuel shortages and substantial increases in marine fuel prices. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Changes in the oil, oil products and chemical markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil, oil products and chemicals depends upon world and regional oil markets. Any decrease in shipments of oil, oil products and chemicals in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, oil products and chemicals, including competition from alternative energy sources. Past slowdowns of world economies, including the U.S., have resulted in reduced consumption of oil and oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our results of operations and may limit our ability to expand our fleet.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. For example, January 1, 2020 was the IMO's implementation date for vessels to comply with its low sulfur fuel requirement (“IMO 2020”). We comply with this requirement by using fuel with low sulfur content, which is more expensive than standard marine fuel, or we may upgrade our vessels to provide cleaner exhaust emissions. Cost of compliance with these regulatory changes may be significant. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including costs relating to, among other things: air emissions including greenhouse gases; the management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures, Eco-Mod upgrades of secondhand vessels and insurance coverage or other financial assurance of our ability to address pollution incidents. Environmental or other incidents may result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. These costs could have a material adverse effect on our business, results of operations and financial condition.

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

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code or similar regulations, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention of our vessels in, certain ports. The United States Coast Guard (“USCG”) and European Union (“EU”) authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, which could have an adverse effect on our business, results of operations and financial condition.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cyber-attack, latent defects, acts of God, climate change and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delays or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemical products. An oil or chemical spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other causes, due to the high flammability and high volume of the oil or chemicals transported in tankers.

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

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events, as well as the emergence of epidemics or pandemics, such as the on-going novel coronavirus outbreak, could interfere with shipping routes and result in market disruptions, which may reduce our revenue and increase our expenses. Our worldwide operations also expose us to the risk that an increase in restrictions on global trade will harm our business. The rise of populist or nationalist political parties and leaders in the United States, Europe and elsewhere may lead to increased trade barriers, trade protectionism and restrictions on trade. The adoption of trade barriers and imposition of tariffs by governments may reduce global shipping demand and reduce our revenue.

In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and transshipment points. Inspection procedures can result in the seizure of the cargo or vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against vessel owners. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. In addition, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations and financial condition.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of these factors, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the United States and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the West of Africa, South China Sea, South-East Asia, the Gulf of Guinea and the Gulf of Aden, including off the coast of Somalia. There also has been an increase in risks associated with the Straits of Hormuz due to recent Iranian activity. Any of these occurrences could have a material adverse impact on our business, results of operations and financial condition.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have, during the effect of such sanctions or embargoes, called on ports located in countries subject to country-wide or territory-wide sanctions and embargoes imposed by the U.S. government (such as Iran, North Korea, Syria, the Crimea region, or Cuba, and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Syria and North Korea), in the future our vessels may call on ports in these countries from time to time on charters’ instructions in violation of contractual provisions that prohibit them from doing so. Use of our vessels by charterers in a manner that violates U.S. sanctions may result in fines, penalties or other sanctions imposed against us. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

A number of third-party vessel owners have ordered exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce the amount of sulfur in fuel globally. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for our existing vessels and expose us to lower vessel utilization and decreased charter rates.

As of January 2020, owners of approximately 20% of the worldwide fleet of tankers with capacity over 10,000 dwt had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is expected to be less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements--generally larger ships--are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, operating results and financial condition.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter various harbors and ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments, if any, we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our business, results of operations and financial condition could be adversely affected.

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

Our business strategy is based in part upon the expansion of our fleet through the purchase and ordering of additional vessels. We will be required to make substantial capital expenditures to expand the size of our fleet. We also have incurred significant capital expenditures in previous years to upgrade secondhand vessels we have acquired to Eco-Mod standards and may be required to make additional capital expenditures in order to comply with existing and future regulatory obligations.

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

As at March 15, 2020, none of our vessels were employed under fixed rate time charter agreements. However, in the future we may enter into fixed-rate, time-charter agreements with respect to our vessels. Vessels committed to medium and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and we may not be able to effectively hire more employees or adequately improve those systems. In addition, acquisitions may require additional equity issuances (which may dilute our shareholders' ownership interest in us) or the incurrence of additional debt (which may require additional amortization payments or impose more restrictive covenants). If we are unable to successfully accommodate any growth, our business, results of operations and financial condition may be adversely affected.

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

Delays in deliveries of vessels we may purchase or order, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our results of operations.

Although we currently have no vessels on order, under construction or subject to purchase agreements, we expect to purchase and order additional vessels from time to time. The delivery of any such vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of any vessels we may propose to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

The delivery of vessels we may purchase or sell could be delayed because of, among other things, as applicable:

•	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;
•	quality or other engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	lack of raw materials;
•	bankruptcy or other financial crisis of the shipyard building the vessels;
•	our inability to obtain requisite financing or make timely payments;
•	a backlog of orders at the shipyard building the vessels;
•	hostilities or political or economic disturbances in or affecting the countries where the vessels are being built, or the imposition of sanctions on such countries or applicable parties;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	our requests for changes to the original vessel specifications;
•	shortages or delays in the receipt of necessary construction materials, such as steel;
•	our inability to obtain requisite permits or approvals; or
•	a dispute with the shipyard building the vessels.

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

As at March 15, 2020, none of our vessels were employed under fixed rate time charter agreements. In the future we may enter into fixed rate time charter agreements with respect to our vessels. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all costs associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

Our vessel operating expenses, which includes the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, and our voyage expenses, which include, among other things, the costs of bunkers port and canal costs, depend on a variety of factors, many of which are beyond our control. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and cash flow.

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

Our market share may decrease in the future. We may not be able to compete profitably to the extent we seek to expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

We derive a significant portion of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We have derived, and we may continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. No customer accounted for 10% or more of our consolidated revenue for the year ended December 31, 2019. Vitol Group accounted for more than 10% of our consolidated revenue for the years ended December 31, 2018 and 2017. No other customer accounted for 10% or more of our consolidated revenue during any of these periods. The identity of customers which may account for 10% or more of revenue may vary from time to time.

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

Any charters may terminate earlier than their scheduled expirations. The terms of any existing or future charters may vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these may include: a total or constructive loss of the relevant vessel; or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

To the extent we may enter into time charters in the future for our vessels, we cannot predict whether any charterers may, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers are unable or decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In addition, the ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charter hire or attempt to renegotiate charter rates. If a counterparty fails to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Any failure by our charterers to meet their obligations to us or any renegotiation of our charter agreements could have a material adverse effect on our business, financial condition and results of operations.

Our ability to obtain additional debt financing may be dependent on the performance of any then-existing charters and the creditworthiness of our charterers.

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

As of December 31, 2019, we had $423.0 million in aggregate principal amount of outstanding indebtedness and finance lease obligations. In addition, in the future we may enter into new debt arrangements, issue debt securities or incur additional finance lease obligations. Our level of debt and lease obligations could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
•	we may need to use a substantial portion of our cash from operations to make principal and interest payments relating to our debt obligations, reducing the funds that would otherwise be available for operations and future business opportunities;
•	we may be more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•	our flexibility in responding to changing business and economic conditions may be limited.

Servicing our current or future indebtedness and lease obligations limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our existing credit facilities and obligations under our lease arrangements require us to dedicate a significant part of our cash flow from operations to paying principal and interest on our indebtedness under such facilities or obligations under our finance lease arrangements, and we intend to incur additional debt in the future. These payments limit funds available for working capital, capital expenditures and other purposes.

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

Our ability to service our debt and lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic and industry conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations and cash reserves are not sufficient to service our current or future indebtedness and lease obligations, we may be forced to:

•	reduce any dividends;
•	seek to raise additional capital;
•	seek to refinance or restructure our debt;
•	sell tankers;
•	reduce or delay our business activities, capital expenditures, investments or acquisitions; or
•	seek bankruptcy protection.

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

We are a holding company and our subsidiaries, which are all directly and indirectly wholly owned by us, conduct our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay our creditors or dividends to our shareholders.

Our credit facilities and lease arrangements contain restrictive covenants, which among other things, limit the amount of cash we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facilities and lease arrangements impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries to, among other things:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees;
•	incur additional lease obligations;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

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

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.40% to 3.50% above LIBOR. Certain of our finance lease arrangements bear interest at an annual rate ranging from 3.00% to 4.50% above LIBOR. Interest rates have recently been at relatively low levels and any increase in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities and the amount of our obligations under certain of our finance leases, which in turn could have an adverse effect on our results of operations.

There is uncertainty as to the continued use of LIBOR in the future, and the interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. This guidance indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021, and there is substantial risk that LIBOR will be discontinued or modified by 2021. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations, which could adversely affect our results of operations and ability to service our applicable indebtedness and financial lease obligations. As of December 31, 2019, we had $423.0 million in aggregate principal amount of outstanding indebtedness and finance lease obligations with interest obligations based on LIBOR plus applicable margins.

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

In July 2019, following discussions with Ernst & Young, our independent external auditor at the time, we identified an error in the presented location of the net gains and losses on disposal of vessels in our consolidated statements of comprehensive income/(loss). While properly stated in every other respect, the net gains and losses on disposal of vessels were improperly presented in our consolidated statements of comprehensive income/(loss) for the years ended December 31, 2018, 2017 and 2016 and for the quarterly period ended March 31, 2019. This deficiency resulted in the restatement of our consolidated statements of comprehensive income/(loss), as described in Note 3 to the notes to our consolidated financial statements included in our Annual Report on Form 20-F/A filed with the SEC on August 2, 2019 (the “Amended 2018 Annual Report”). It was also determined that this deficiency constituted a material weakness in our internal control over financial reporting. Consequently, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2018, as indicated in Item 15. Controls and Procedures of the Amended 2018 Annual Report. We fully remediated the deficiency during the fourth quarter of 2019. Commencing with our financial statements for the quarter ended June 30, 2019, we removed the subtotal for (loss)/profit from operations in our consolidated statements of comprehensive income/(loss), such that the revised presentation of the net gains and losses on disposal of vessels now complies with U.S. GAAP. In addition, we implemented a more rigorous process to identify transactions which may be subject to specific presentation requirements within U.S. GAAP, including the engagement of appropriately qualified third-party experts, as required. Although we have remediated the deficiency, there is no assurance that other deficiencies or material weaknesses may not exist or arise in the future.

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

A number of countries have adopted, or are considering the adoption of, international, national or local regulatory frameworks to reduce greenhouse gas emissions due to the concern about climate change. These regulatory measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement that deals with greenhouse gas emission reduction measures and targets to limit global temperature increases came into force, which could result in additional regulation on the shipping industry, although it does not directly limit greenhouse gas emissions from ships at this time.

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

Regulations relating to ballast water discharge which came into effect during September 2019 may adversely affect our results of operation and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 were required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. All of our vessels currently comply with the updated guidelines of compliance. The cost of compliance with these regulations may be substantial and may adversely affect our results of operation and financial condition.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of securityholders and creditors to receive recovery after a bankruptcy proceeding, and any such recovery may be less predictable.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.

We are a Marshall Islands corporation and several of our executive offices are located outside of the United States. Most of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process upon us or any of these persons within the United States. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. In addition, there is substantial doubt that the courts of the Republic of the Marshall Islands or of non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

We recently changed our dividend policy as part of a new capital allocation policy. Our ability to pay any dividends in the future may be limited by the amount of cash we generate from operations and priorities ascribed by the board of directors for allocation of capital.

We paid a cash dividend of $0.05 per common share on February 28, 2020 relating to our results for the fourth quarter of 2019, consistent with our dividend policy. However, we previously had not paid dividends on our common stock since August 31, 2016, when we paid a cash dividend of $0.11 per share for the quarter ended June 30, 2016, and we may not pay dividends in the future.

On March 9, 2020, we announced a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders. Commencing with the quarter ending March 31, 2020, we will transition to the new policy and will provide updates to our capital allocation priorities on quarterly earnings calls.

The amount of any dividends we may pay in the future will depend in part upon the amount of cash we generate from our operations and priorities for capital determined by the board of directors. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends contained in our financing arrangements or under applicable law and the decisions of our management and directors.

The amount of cash we have available for dividends may fluctuate upon, among other things:

•	the rates we obtain from our charters, as well as the rates obtained following expiration of our existing charters;
•	the level of our operating costs;
•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;
•	vessel acquisitions and related financings, such as restrictions in our credit facilities, lease arrangements and in any future financing arrangements;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business; and
•	changes in the bases of taxation of our activities in various jurisdictions.

The actual amount of cash we will have available for dividends will also depend on many factors, including:

•	changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
•	our fleet expansion strategy and associated uses of our cash and our financing requirements;
•	priorities established by our board of directors for capital allocation or modification or revocation of our capital allocation policy by our board of directors;
•	the amount of any cash reserves established by our board of directors; and
•	restrictions under our financing agreements and Marshall Islands law.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which may be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. Our credit facilities and obligations under certain of our finance lease arrangements also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings in excess of consideration received for the sale of stock above the par value of the stock), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend, and any dividend may be discontinued at the discretion of our board of directors. As a result of these or other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record income.

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

Anti-takeover provisions in our articles of incorporation and bylaws documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

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

Based upon our operations as described herein, we do not believe that our income from time charters should be treated as “passive income” for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income should not constitute passive assets. Accordingly, based on our current operations, we do not believe we will be treated as a PFIC with respect to any taxable year.

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

If the IRS were successful in asserting that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), which election could itself have adverse consequences for such shareholders, as discussed below under Item 10.E (“Taxation of Holders — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of United States Holders”), excess distributions and any gain from the disposition of such shareholder’s common shares would be allocated ratably over the shareholder’s holding period of the common shares and the amounts allocated to the taxable year of the excess distribution or sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to such tax. See Item 10.E (“Taxation of Holders — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of United States Holders”) for a more comprehensive discussion of the U.S. federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We expect to take the position that we qualify for this statutory exemption for U.S. federal income tax return reporting purposes for our 2019 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for such year to a 4% U.S. federal income tax on 50% of the shipping income we or our subsidiaries derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders. For a discussion of the U.S. federal income tax treatment of our operating income, please read “Additional Information—Taxation of Holders—U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Operating Income: In General.”

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

Item 4. Information on the Company

A. History and Development of the Company

We are Ardmore Shipping. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As at March 15, 2020, our current fleet consists of 25 vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock.

We have 75 wholly owned subsidiaries and a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to the majority of our fleet. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

We maintain our principal executive and management offices at Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda. Our telephone number at these offices is +1 441 405 7800. Ardmore Shipping (Bermuda) Limited (“ASBL”), a wholly owned subsidiary incorporated in Bermuda, carries out our management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly owned subsidiary incorporated in Ireland, provides our corporate, accounting, fleet administration and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly owned subsidiary incorporated in Singapore, and Ardmore Shipping (Americas) LLC (“ASUSA”), a wholly owned subsidiary incorporated in Delaware, each perform commercial management and chartering services for us.

The SEC’s website at www.sec.gov contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.ardmoreshipping.com. The information contained on our website is not part of this annual report.

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

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of ASSIL and our 50% owned joint venture AASML and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand how to best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

Other than technical management services provided to us by our 50% joint venture AASML we have no related-party transactions concerning our vessel operations or vessel sale and purchase activities. Certain of our wholly owned subsidiaries carry out our management and administrative services, with ASBL providing us with corporate and executive management services and associated functions, ASSIL providing corporate and accounting administrative services, as well as technical operations services and fleet administration, and ASA and ASUSA providing our commercial management and chartering services.

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

Please see Item 5 “Operating and Financial Review and Prospects – Recent Developments” for a description of certain of our recent transactions and developments.

Fleet List

As at March 15, 2020, our current fleet consists of 25 vessels, including 21 Eco-design and four Eco-mod vessels, all of which are in operation. The average age of our vessels at March 15, 2020, was 6.6 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	-	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	-	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	-	Jun-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	25	1,111,294

Business Strategy

Our objective is to solidify our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. The key elements of our business strategy include:

•	Disciplined capital allocation and well-timed growth. We have a diligent and patient approach to capital allocation and expanding our fleet and we are selective as to the quality of vessels we seek to acquire. We believe that our commitment and selectivity in growing our fleet has been instrumental in building our reputation for quality and service excellence. We also believe that financial flexibility and well-timed quality fleet growth is key to delivering superior returns.

•	Focus on modern high quality, mid-size product and chemical tankers. We maintain a very modern fleet, with all vessels built in high-quality yards in South Korea or Japan. The average sizes of our product and chemical tankers are substantially similar to the median sizes of the global fleets for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets.

In addition, as a result of the overlap between the product and chemical sectors, we believe that our fleet composition enables us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.

•	Optimizing fuel efficiency. The shipping industry is experiencing a steady increase in fuel efficiency, and we intend to remain at the forefront of this development. Our Eco-design vessels incorporate many of the latest technological improvements, such as electronically controlled engines, more efficient hull forms matched with energy efficient propellers, and decreased water resistance. Our Eco-mod vessels have improved propulsion efficiency and decreased water resistance. In addition, we achieve further improvements through engine diagnostics and operational performance monitoring.

•	Commercial independence, flexibility and customer service. Through our in-house chartering and commercial team and our ship management joint venture arrangement, we have an integrated operating platform resulting in leading commercial and operational performance. We maintain a broad range of existing and potential spot customers, as well as pooling alternatives and potential time-charter customers, to maximize commercial flexibility and customer diversification. Maintaining outstanding customer service is a cornerstone of our business and we seek customers that value our active approach to fuel efficiency and service delivery.

•	Low cost structure. We have established a solid foundation for growth while cost-effectively managing our operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can deliver high quality service and achieve efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in Item 6 (“Directors, Senior Management and Employees”) of this Annual Report.

As at December 31, 2019, we employed 48 full-time staff and three part-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, and Thome Ship Management, our third-party technical manager, we currently employ approximately 1,054 seafarers, including 536 officers and cadets and 518 crew.

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

The International Product and Chemical Tanker Industry

The information and data contained in this section relating to the international product and chemical tanker shipping industry have been provided by Drewry Maritime Research (“Drewry”) and is taken from Drewry’s database and other sources. Drewry has advised that: (i) some information in their database is derived from estimates or subjective judgments; and (ii) the information in the databases of other maritime data collection agencies may differ from the information in their database. We believe all third-party data provided in this section, “The International Product and Chemical Tanker Industry,” is reliable.

The world tanker fleet is generally divided into four main categories of vessels based on the main type of cargoes carried. These categories are crude oil, refined petroleum products (both clean and dirty products) – hereinafter referred to as products, chemicals (including vegetable oils and fats) and specialist products such as bitumen. There is some overlap between the main tanker types and the cargoes carried, which is explained in the table below.

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size - Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes

ULCC/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	120,000 - 199,999	Uncoated	Non IMO	Crude Oil
Aframax	80,000 - 119,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty
Panamax	60,000 - 79,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty

Large Range 3 (LR3)	120,000-199,999	Coated	Non IMO	Refined Products	Crude
Large Range 2 (LR2)	80,000 - 119,999	Coated	Non IMO	Refined Products	Crude
Large Range 1 (LR1)	60,000 - 79,999	Coated	Non IMO	Refined Products	Crude

Medium Range (MR)	25,000 - 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	Non IMO	Refined Products
	25,000 - 59,999	Uncoated	Non IMO	Refined Products

Small Range (SR)	10,000 - 24,999	Coated	Non-IMO	Refined Products
	10,000 - 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils

Stainless Steel Tankers	10,000 +	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/Coated	Non IMO	Various e.g. Bitumen

Source: Drewry

In the product and chemical sectors, there are a number of vessels that possess the ability to carry both products and some chemicals. Therefore, these vessels represent a ‘swing’ element in supply in both of these markets. However, in practice, many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

Between 2014 and 2019, seaborne trade grew by an annual rate of 2.0% for crude oil, 2.7% for oil products, and 3.3% for chemicals. From 2014 to 2019, the seaborne trade in refined products and chemicals were two of the fastest growing sectors of international tanker shipping. Changes in the volumes of world seaborne tanker trade (excludes voyage distances i.e. tonne miles) from 2009 to 2019 are shown in the table below.

World Seaborne Tanker Trade Volumes

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2009	1,928	-4.2%	777	1.6%	202	12.9%	2,907	-1.7%	-0.1%
2010	1,997	3.6%	810	4.3%	217	7.4%	3,024	4.0%	5.4%
2011	1,941	-2.8%	860	6.3%	228	5.1%	3,029	0.2%	4.3%
2012	1,988	2.4%	859	-0.2%	240	5.3%	3,087	1.9%	3.5%
2013	1,920	-3.4%	904	5.3%	252	5.1%	3,077	-0.3%	3.5%
2014	1,904	-0.9%	914	1.1%	252	-0.1%	3,070	-0.2%	3.6%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	283	5.8%	3,447	3.6%	3.8%
2018	2,116	-0.2%	1,055	1.1%	293	3.4%	3,463	0.5%	3.6%
2019*	2,102	-0.7%	1,046	-0.8%	296	1.2%	3,444	-0.5%	3.0%
CAGR (2014-2019)	2.0%		2.7%		3.3%		2.3%
CAGR (2009-2019)	0.9%		3.0%		3.9%		1.7%

* Provisional estimates

Note: Historical trade numbers have been revised based on changes in the number of reported countries; and change in trade estimates for some of the reported countries.

Source: Drewry, IMF

The Product Tanker Industry

While crude oil tankers transport crude oil from points of production to points of consumption (typically oil refineries in consuming countries), product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’). Tankers with no IMO certification, but with coated cargo tanks are designed to carry products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable to carry both products and chemicals/vegetable oils and fats. Given the facts mentioned above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic meters is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cubic meters is normally categorized as a chemical tanker.

In essence, products can be carried in coated non-IMO tankers and IMO rated coated tankers. By this definition, the product capable tanker fleet consists of nearly 45% of the total tanker fleet (above 10,000 dwt) in numerical terms, and therefore plays a key part in the global tanker market.

The demand for product tankers is determined by world oil demand and trade, which is influenced by various factors, including economic activity, geographic changes in oil production, consumption and refinery capacity, oil prices, the availability of transport alternatives (such as pipelines) and inventory policies of nations and oil trading companies. Tanker demand is a product of: (i) the volume of cargo transported in tankers, multiplied by (ii) the distance that cargo is transported.

Growth in oil demand and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produce around one third of global supply. However, in recent years, the U.S. and Canadian crude oil production have increased as a result of the development of shale oil deposits in these countries. This has reduced the demand of U.S. seaborne crude oil imports but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf as refiners have access to plentiful supplies of competitively priced feedstock.

New technologies, such as horizontal drilling and hydraulic fracturing, triggered a shale oil revolution in the U.S. In 2013, for the first time in the last two decades, the U.S. produced more oil than it imported. In view of the rising surplus in oil production, the U.S. Congress lifted a 40-year-old ban on crude oil exports in 2015, which was put in place after the Arab oil embargo in 1973 allowing U.S. oil producers access to international markets.

The first shipments of the U.S. produced crude oil were sent to Europe immediately after the lifting of the ban, and since then, other destinations have followed. The U.S. exported nearly 0.5 million barrels per day (“mbpd”) of crude oil in 2015 and 2016. However, 2017 marked a very important development for U.S. crude oil producers as the country exported crude oil to every major importer, including China, India, South Korea and several European countries. Consequently, U.S. crude oil exports averaged 1.2 mbpd and 2.0 mbpd in 2017 and 2018 respectively, with increasing production resulting in greater loadings in the Gulf of Mexico. Based on the data ended October 2019, U.S. crude oil exports averaged 2.9 mbpd in 2019, with June, September and October recording exports of 3.2 mbpd, 3.1 mbpd and 3.4 mbpd respectively, well above the psychological 3.0 mbpd mark.

In addition, in 2014, the Energy Information Administration (“EIA”) in the U.S. began classifying exports of U.S. treated condensate as ‘kerosene and light gas oils’ in its Petroleum Supply Monthly report. This followed from a decision by the U.S. Bureau of Industry and Security (“BIS”) to allow the export of distilled condensate as a refined product. Field condensate, which can be fed into a refinery or used as a chemical plant feedstock, had been considered as an upstream product until 2014, and therefore, was restricted for export under U.S. law. However, the BIS ruling that field stabilization processing changes condensate enough that it becomes a new product opened up further export opportunities. In short, changes in the U.S. oil market have had a very positive impact on the demand of product tankers because U.S. product exports have risen sharply since 2009, as indicated by the chart below.

U.S. Crude Oil Production and U.S. Product Exports

Much of the increase in U.S. exports has helped fulfill the growing demand in South America and Africa for oil products, while other U.S. exports have been moving Transatlantic into Europe, where local refinery shutdowns have supported the rise in the import of products.

In terms of tonne-mile demand, a notable development in the patterns of world refining over the last five years has been the shift towards crude oil-producing regions developing their own refinery capacity, while at the same time, poor refinery margins have led to the closure of refineries in the developed world, most notably in Europe and in the U.S. East Coast. In this context, it is already apparent that the closure of refining capacity in the developed world is prompting long-haul imports to cater to product demand, on routes such as West Coast India to the U.S. eastern seaboard and Europe. Refinery shutdowns close to consuming regions elsewhere in the world will also help support the demand for product imports. For example, in Australia, the trade from Singapore has become increasingly important to compensate for the conversion of local producing refineries into storage depots. This is part of a general increase in the intra-Asian trade, which is already boosting the demand for product tankers.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2009 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania moved up 9.3% and 3.8% to 19.1 mbpd and 6.8 mbpd respectively, whereas refining throughput in OECD Europe declined from 1.4% to 12.2 mbpd in the same period. Cumulatively, this has resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.4% of global refinery throughput.

Refinery Throughput (1) 2009-2019

(‘000 Barrels Per Day)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
OECD Americas	17,480	17,931	17,898	18,190	18,492	18,934	18,850	18,960	19,290	19,400	19,100
OECD Europe	12,377	12,265	11,935	11,942	11,304	11,232	11,900	11,920	12,300	12,100	12,200
OECD Asia Oceania	6,549	6,697	6,586	6,609	6,720	6,652	6,700	6,890	7,200	7,000	6,800
FSU	6,170	6,401	6,592	6,683	6,831	7,069	6,850	6,880	6,880	7,000	6,800
Non-OECD Europe	641	658	627	587	559	557	500	500	570	600	600
China	7,762	8,630	9,041	9,749	10,427	10,864	10,400	10,790	11,830	12,000	12,900
Other Asia	8,224	8,598	8,637	8,792	8,588	8,541	10,000	10,380	10,440	10,600	10,600
Latin America	4,729	4,678	4,873	4,470	4,589	4,545	4,550	4,200	3,830	3,500	3,200
Middle East	6,069	6,164	6,324	6,257	6,202	6,501	6,450	6,810	7,520	8,000	7,900
Africa	2,292	2,451	2,168	2,202	2,182	2,255	2,250	2,090	1,920	2,100	2,000
Total	72,293	74,471	74,682	75,482	75,894	77,149	78,450	79,420	81,780	82,300	82,100

(1)	The difference between oil consumption and refinery throughput is accounted for by condensates, output gains, direct burning of crude oil and other non-gas liquids.

Source: IEA

Asia and the Middle East have steadily increased their export-oriented refinery capacity in the last few years. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted greater long-haul shipments to cater to product demand.

New refining capacity of 2.4 mbpd was scheduled to come online in 2019 and additional new refinery capacity is currently scheduled for both the Middle East and Asia from 2019 to 2023. From 2020 to 2024, the anticipated additions to refinery capacity on a regional basis (illustrated in the chart below) amount to 7.0 mbpd, or 7.0% of existing refinery capacity.

Planned Additions to Global Refining Capacity (1)

(Million Barrels Per Day)

(1)	Assumes all announced plans go ahead as scheduled

Source: IEA

In developed economies, such as Europe, refinery capacity is on the decline – a trend that is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil-producing centers and where the new capacity coming on stream is export-orientated. These new refineries are more competitive as they can process sour crude oil and are technically more advanced as well as more environment-friendly compared with existing European refineries. Few new refineries or expansions are planned for Europe. By contrast, Chinese and Indian refinery capacity has grown at faster rates than any other global region in the last decade on the back of strong domestic oil consumption and the construction of export-orientated refineries. From 2009 to 2019, Chinese refining capacity increased 74.3%, while the growth for India was 38.8% (see chart below).

China and India – Refining Capacity (1)

(‘000 Barrels Per Day)

Capacity for 2020 to 2023 assumes all announced plans go ahead as scheduled

Source: BP, IEA

As a result of the growth in trade and the changes in the location of refinery capacity, the demand for product tankers expressed in terms of tonne-miles, grew at a CAGR of 2.9% between 2009 and 2019. Generally, the growth in products trade and product tanker demand is more consistent and less volatile than in crude oil trade.

Seaborne Product Trade and Tonne-mile Demand

* Provisional estimates

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non-stainless steel/specialized tanker between 10,000 dwt and 60,000 dwt, as well as coated and other ‘product-capable’ vessels over 60,000 dwt. As of December 31, 2019, the world tanker fleet consisted of 6,876 vessels with a combined capacity of 617.5 million dwt. Within the total tanker fleet, Medium Range (“MR”) vessels account for 32.2% of total ship numbers with a total capacity of 99.5 million dwt. MR vessels are considered the ‘workhorses’ of the fleet.

As of December 31, 2019, the MR product tanker orderbook was 134 vessels totaling 6.4 million dwt. The MR orderbook as a percentage of the existing MR fleet, in terms of dwt, was 6.5% compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 3.8 million dwt of MR product tankers are due for delivery in 2020 and a further 2.3 million dwt in 2021. Approximately 60% of the vessels on order in the MR category are scheduled to be delivered in 2020, which would increase the MR fleet by 4.0%, assuming no vessel is scrapped. Current estimates suggest that there is approximately 57% of vessel capacity across the entire tanker orderbook which is scheduled for delivery in 2020, adding 25.0 million dwt to the total fleet.

The other factor that will affect future supply is demolition activity. The volume of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to the current and prospective charter market conditions as well as operating, repair and survey costs. In 2016, a total of 32 tankers of a combined capacity of 2.3 million dwt were sold for scrap, of which 17 tankers of approximately 0.7 million dwt were in the MR size range. In comparison, 84 tankers with a combined capacity of 10.4 million dwt of tonnage were scrapped in 2017, of which 19 tankers with a total capacity of 0.8 million dwt were in the MR size range. In 2018, 156 tankers of a combined capacity of 20.7 million dwt were sold to scrapyards, of which 34 tankers with an aggregate capacity of 1.4 million dwt were MR tankers. Provisional data for 2019 suggests that 44 tankers with 2.9 million dwt were demolished, of which 22 tankers with 0.9 million dwt were of the MR category. MR fleet growth in 2019 based on provisional estimates of deliveries and scrapping was 2.1%.

World Tanker Fleet and Orderbook: December 31, 2019

							Orderbook Delivery
Vessel Type/Class	Fleet			Orderbook			Schedule (M Dwt)
	Number	M Dwt	Size dwt	Number	M Dwt	% Fleet Dwt	2020	2021	2022	2023+

ULCC/VLCC	801	246.8	200,000+	59	18.0	7.3%	11.6	5.5	0.9	0.0
Suezmax	569	88.8	120,000-199,999	59	9.1	10.2%	5.1	3.1	0.8	0.0
Aframax (Uncoated)	667	72.8	80,000-119,999	38	4.3	5.9%	1.1	3.2	0.0	0.0
Panamax (Uncoated)	74	5.2	60,000-79,999	4	0.3	5.2%	0.3	0.0	0.0	0.0
Crude Tankers	2,111	413.5		160	31.7	7.7%	18.1	11.8	1.7	0.0

Large Range 3 (LR3)	21	3.3	120,000-199,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
Large Range 2 (LR2)	380	41.6	80,000-119,999	35	3.9	9.4%	1.6	2.0	0.2	0.0
Large Range 1 (LR1)	376	27.7	60,000-79,999	4	0.3	1.1%	0.3	0.0	0.0	0.0
LR Product Tankers	777	72.5		39	4.2	5.8%	1.9	2.0	0.2	0.0

Coated IMO 2	1,045	47.6	25,000-59,999	65	2.9	6.2%	1.9	1.0	0.0	0.0
Coated IMO 3 & Non IMO Coated/Uncoated	1,153	51.1	25,000-59,999	69	3.4	6.7%	1.9	1.3	0.3	0.0
Total MR	2,198	98.7		134	6.4	6.5%	3.8	2.3	0.3	0.0

Small Range	995	14.7	10,000-24,999	43	0.8	5.4%	0.5	0.3	0.0	0.0
Stainless Steel Tankers	766	17.0	10,000+	38	0.9	5.1%	0.6	0.1	0.2	0.0
Total All Tankers	6,847	616.5		414	43.9	7.1%	25.0	16.5	2.4	0.0

Source: Drewry

There are two other important regulations enforced in 2019 that may also play an important role in determining the product tanker supply in the year ahead. The first is the requirement to retrofit ballast water management systems (“BWMS”) to existing vessels, which became effective in early September 2019. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO’s ballast water management (“BWM”) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO’s ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017, to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date (September 8, 2019), and for an MR2 tanker, the retrofit cost could be as much as $1.0 million per vessel, including labor. Expenditure of this kind will now be another factor impacting the decision to scrap older vessels after the BWM Convention came into force. This has led to an important debate, where a few of the industry participants are of the view that instead of placing the BWM system on ships, the ports should be responsible for the management of ballast water and should charge a fee instead.

The second regulation, which became effective on January 1, 2020, and will impact future vessel supply, is the drive to introduce low sulfur fuels. For many years, heavy sulfur fuel oil (“HSFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HSFO is extremely high and is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain as well as respiratory diseases.

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HSFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, have been required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (ppm). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely watched: 1) the spread between (expensive) very low sulfur fuel and (cheaper) high sulfur fuel and, 2) scrubber retrofitting activity.

Starting in 2020, high and low-sulfur fuel demand (originating from the shipping industry) reported significant variation. The fuel price spread largely oscillated between $300 and $350 per metric ton during the first few weeks of January 2020. During February 2020, it hovered around US$190-200 per tonne and this has reduced to US$100 per tonne in March 2020 as the market has settled in and the overall price of oil has collapsed. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel, which came as a relief. On the scrubber side of the story, the industry saw major traction in the fourth quarter of 2019, and by the end of 2019, only 3% of the global fleet capacity (in terms of numbers of vessels) was equipped with scrubbers. Vessels on which scrubbers were installed were generally those with higher operating fuel requirement (i.e. larger ships). For example, in the ULCC/VLCC category, 34% of the global fleet capacity had scrubbers installed or to be installed, compared with 10.7% of the global MR tanker fleet. As we move ahead in 2020, we expect that the shipping industry will become more settled with the new norms set by the changed regulations.

The Product Tanker Freight Market

Between 2003 and early 2008, the differential between demand and supply for tankers remained narrow and rates were generally very firm. Following the global financial crisis in 2009, tanker demand nosedived, coinciding with substantial tonnage entering the fleet, driving earnings down until the market started to recover in 2014. Product tanker fleet growth in 2015 was approximately 5.0% in capacity terms and with demand growing by approximately 6.0% improved utilization rates in the sector have led to much stronger freight rates. The specific factors which have led to improved market conditions include:

•	increased trade due to higher stocking activity and improved demand for oil products

•	longer voyage distances because of refining capacity additions in Asia

•	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers

•	lower bunker prices have also been a factor contributing to higher net earnings

For example, the average TCE of the spot rate for a MR product tanker in 2015 was $18,375/day, compared with an average of $9,833/day in 2014. On a one-year time charter rate basis, average MR rates rose from $14,438/day in 2014 to $17,271/day in 2015.

However, the surge in newbuild deliveries in 2016 had a negative impact on vessel earnings, with average freight rates in the spot and one-year time charter markets falling to $9,767/day and $15,125/day respectively. Another round of newbuilding deliveries in 2017 had an adverse effect on supply-demand dynamics and freight rates, as product tanker declined further. In 2017, the average one-year time charter rate for MR tankers was $13,188/day, while on a TCE basis, the average rate during 2017 was $9,158/day. The product tanker market remained weak in the first half of 2018 and started to recover in the second half of 2018, resulting in a small increase in TCE rates and one-year time charter rates, which averaged $9,299/day and $13,175/day respectively. In 2019, freight rates remained strong, with the average spot TCE rate and one-year time charter rate increasing to $14,592 and $14,667, respectively. The trend in MR spot and time charter rates from January 2008 to January 2019 is shown in the chart below.

MR Product Tanker Freight Rates

(U.S.$ Per Day)

Source: Drewry

It should be noted that these rates are based on standard five-year old MR vessels, and there is some evidence that modern fuel-efficient vessels with ‘Eco’ specifications are commanding an additional premium up to 10% over freight rate realised by these vessels.

Asset Values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008. In December 2019, the newbuilding price for an MR product tanker was estimated at $36.0 million.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. In December 2019, a five-year old MR product tanker was estimated to have a value of $30.0 million. The trend in newbuilding prices, second-hand values and freight rates for an MR tanker from 2009 to 2019 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE	Time charter (US$/day)		Asset Prices (US$ million)
Period Averages	(US$/day)	1 Year	3 Year	Newbuild	5 Year Old
2009	9,043	14,850	15,267	40.3	30.2
2010	10,568	12,388	13,646	35.9	26.4
2011	8,658	13,633	14,575	36.1	28.3
2012	8,000	13,325	14,500	33.2	25.2
2013	9,550	14,346	15,161	33.8	26.2
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
2019	14,592	14,667	15,500	36.0	28.8
Dec-19	24,227	16,000	16,000	36.0	30.0

2015-2019
5 Year Avg	12,238	14,685	15,229	34.6	25.9
5 Year Low	5,900	12,000	14,000	32.0	22.0
5 Year High	24,227	19,500	18,000	36.5	30.0

2010-2019
10 Year Avg	10,780	14,155	14,944	34.9	26.2
10 Year Low	4,800	11,000	12,200	32.0	22.0
10 Year High	24,227	19,500	18,000	37.0	30.0

Source: Drewry

The Chemical Tanker Industry

Introduction

The world chemical industry is one of the largest and most diversified industries in the world, with more than 1,000 large and medium-sized companies manufacturing over 70,000 different product lines. Although most specialist chemicals are used locally, world trade is becoming an increasingly prominent part of the global chemical industry for a number of reasons ranging from local stock imbalances to a lack of local production of particular chemicals in various parts of the world. In broad terms, the growth of seaborne trade in bulk liquid chemicals has tracked trends in economic activity and globalization.

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

Chemical Tanker Demand

The demand for chemicals is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), chemical prices, feedstock costs and chemical production capacity. Given their industrial usage, chemical demand, and as a result the demand for seaborne transport of such chemicals, is well-correlated with global GDP. Seaborne trade in chemicals is characterized by a wide range of individual cargoes and a relatively regionalized structure compared with crude and products. Given the geographical complexity and the diversity of cargoes involved and the way in which some cargoes are transported, estimating the total seaborne trade in chemicals is difficult. Essentially, there are four main types of chemicals transported by sea: (i) organic chemicals, (ii) inorganic chemicals, (iii) vegetable oils, and (iv) fats and other commodities such as molasses.

Seaborne Chemical Trades

(Million Tons)

* Provisional estimates

Source: Drewry

The U.S. is the largest exporter of organic chemicals, accounting for approximately one-quarter of all exports, while China accounts for about one-third of total organic chemical imports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene and paraxylene. Inorganic chemical trade accounts for around 10-15% of total seaborne movements. Inorganic chemicals are not traded as widely geographically as organic chemicals and also present several transport problems; not only are they very dense, they are also highly corrosive. Palm oil accounts for about half of this trade, with the next top two commodities in this sector traded by sea being soybean oil and sunflower seed oil.

From a regional perspective, activity is focused on three main geographical areas. Europe is a mature, established producing region, contributing over one-quarter of total chemical production. Much of Europe’s production serves domestic requirements. This manifests itself in increased demand for short-sea services rather than deep-sea trades. North American (predominantly the U.S.) manufacturers produce about one-fifth of the major chemical products in the world. Although most U.S. production is for domestic use, particularly where gasoline additives are involved, the country also produces above domestic requirements, which results in significant export volumes.

In the U.S., the chemicals industry is affected by the development of shale gas. Increased supplies of natural gas in the U.S. reduce domestic gas prices, and the fall in natural gas prices has had a beneficial impact on feedstock costs for the petrochemical industry. In particular, the cost of ethane has fallen significantly since 2011, thereby increasing the competitiveness of the U.S. petrochemical industry within a global perspective. Accordingly, U.S. ethylene production costs have fallen to levels where the U.S. can now compete with Middle Eastern suppliers, which has opened new opportunities to expand U.S. ethylene cracking capacity, and subsequently, petrochemical capacity. Ethylene cracker utilization in the U.S. correlates with the price of oil, and before the fall in oil prices in late 2014, plans had been announced for a number of new petrochemical plants. Ethylene is a precursor for many organic chemicals shipped by sea (e.g. ethylene dichloride, ethylene glycol), so increased production had led to increased availability of downstream chemical products for export from the U.S. Although the Middle East will continue to be the largest supplier of organic chemicals, the U.S. is expected to be a major exporter of methanol and ethylene derivatives to the Far East market.

Chemical Tanker Supply

Chemical tankers are characterized mainly by cargo containment systems, which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products, which are typically hazardous and easily contaminated, cargo segregation and containment is an essential feature of these tankers.

Chemicals can only be carried in a tanker which has a current IMO Certificate of Fitness (“CoF”). The IMO regulates the carriage of chemicals by sea under the auspices of the International Bulk Chemical Code (“IBC”), which classifies potentially dangerous cargoes into three categories, typically referred to as ‘IMO 1’, ‘IMO 2’ and ‘IMO 3’. Specific IMO conventions govern the requirements for particular tanks to be classified as each grading, with the pertinent features of each tank being the internal volume and its proximity to the sides and bottom of the vessel’s hull.

The carriage of 18 cargoes is restricted to IMO Type 1 classified vessels, while most cargoes require IMO 2 vessels, including vegetable oils and palm oils. One concession to the IBC Code regulations is an allowance that IMO 3 tankers might carry other edible oils – an exemption introduced due to the tendency for such cargoes to be shipped in large bulk parcels. These cargoes often require ships of up to MR size. Despite this exemption, these vessels are not ‘true’ chemical tankers in the general sense of the word as they are not able to carry IMO 2 cargoes.

As well as defining the chemical tanker fleet in terms of IMO type, it is also possible to further define the fleet according to the degree of tank segregation, tank size and tank coating as detailed below.

•	Chemical parcel tankers: Over 75% of the tanks are segregated with an average tank size less than 3,000 cubic meters (“cbm”), all of which are stainless steel. A typical chemical parcel tanker might be IMO 2 with a capacity of 20,000 dwt and have 20 fully segregated tanks which are of stainless steel.

•	Chemical bulk tankers: Vessels with a lower level of tank segregations (below 75%), with an average tank size below 3,000 cbm, and with coated tanks. A typical chemical bulk tanker might be 17,000 dwt with 16 coated tanks but might be IMO 2 with 8 segregations.

Given the above, a broad definition of a chemical tanker is any vessel with a current IMO CoF with coated and/or stainless steel tanks and an average tank size of less than 3,000 cbm.

Overall, within the product and chemical tanker fleets, it is important to recognise that there are a group of ‘swing’ ships which can trade in either products or in chemicals, vegetable oils and fats. For example, a product tanker with IMO 2 certification might trade from time to time in easy chemicals such as caustic soda. In addition, an IMO 2 chemical tanker can, in theory, carry products. The sector in which these ‘swing’ ships trade will depend on a number of factors, with the main influences being the exact technical specifications of the ship, the last cargo carried, the state of the freight market in each sector and the operating policy of the ship owner/operator.

As of December 31, 2019, the global IMO 2 coated and stainless steel tanker fleet consisted of 1,711 vessels with a combined capacity of 37.0 million dwt. The orderbook consisted of 72 vessels with an aggregate capacity of 1.8 million dwt, or 4.9% of the existing fleet. In 2019, provisional data suggests that only 10 MR chemical tankers totaling 0.2 million dwt were sent for demolition. In addition, chemical tankers are relatively complex vessel types to build, which increases the barriers to entry for shipyards, and the pool of yards that shipowners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: December 31, 2019

		Fleet		Orderbook			Orderbook Delivery Schedule (M Dwt)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2020	2021	2022	2023+
Coated IMO 2	10,000+	945	20.0	34	0.9	5%	0.5	0.4	0.0	0.0

Stainless Steel	10,000+	766	17.0	38	0.9	5%	0.6	0.1	0.2	0.0

Total		1,711	37.0	72	1.8	4.9%	1.1	0.5	0.2	0.0

Source: Drewry

The Chemical Tanker Freight Market

Nearly 40% to 60% of all chemical movements are covered by contracts of affreightment (“COAs”) (whereby the shipowner or operators carries a customer's cargoes for an agreed period of time), while the spot market covers 35% to 40% of the movements. The remainder is made up by other charter arrangements and cargoes moved in the vessels controlled by exporters or importers. However, the COA-spot ratio varies depending on the vessel sizes, shipowners’/operators’ chartering strategy and other factors. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, because fixing is often sporadic, or more often than not covered by contract business. For these reasons, the assessment of spot freight rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements.

Following the global financial crisis in 2008-09, chemical tanker freight rates declined between 2008 and 2012. However, freight rates on most routes strengthened in 2013. Freight rates continued to record small gains on the back of increased vessel demand in 2014 and 2015 due to improved seaborne chemical trade. However, freight rates on average declined 4.5% in 2016 as a result of a slowdown in demand growth. Freight rates on key routes dropped further in 2017 on account of supply side pressure due to an increased number of newbuilding deliveries and subdued demolitions in an already weak market. In 2018, freight rates recovered 3.2%, following the strengthening of world seaborne trade. Provisional data for 2019 suggests that global seaborne chemical trade expanded 1.2% and time charter rates on key routes registered an average gain of 6.3%.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values show a relationship to the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; second-hand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to the complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than product tankers due to the lower volume of ordering and increased variation in specification. At the end of 2019, prices were generally 24% to 29% lower than the market peak in early 2008, whereas in the second-hand market, asset values in some cases dropped nearly 58% since 2008.

Chemical Tankers: Freight Rate and Asset Value Summary

		TC Rate US$/Day		Newbuilding Price (US$ million)		Secondhand Price(1) (US$ million)
Year	Dwt	22-24,000	35-37,000	22-24,000	35-37,000	22-24,000	35-37,000
2008		16,763	22,438	35.4	46.3	23.5	33.6
2009		11,913	14,625	29.0	35.5	17.3	20.8
2010		11,180	12,630	27.3	33.3	15.6	18.0
2011		10,300	13,390	27.0	32.0	14.3	15.6
2012		9,930	13,330	27.9	32.9	14.3	14.8
2013		10,570	14,140	28.6	33.6	14.5	14.1
2014		11,200	14,260	29.2	34.2	14.5	15.7
2015		11,860	16,100	27.8	32.8	13.8	17.0
2016		12,090	14,330	26.9	31.9	14.6	16.5
2017		11,010	11,810	26.0	31.0	13.4	14.6
2018		11,270	12,290	26.4	31.7	12.6	13.6
2019*		11,450	13,630	27.0	33.1	12.8	14.0

* Provisional estimates

(1) For a 10-year old vessel

Source: Drewry

Potential Impact of Novel Coronavirus Pandemic

The novel coronavirus pandemic (COVID-19) is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic will result, and that any future epidemic or pandemic crises, could result in direct and indirect adverse effects on the product and chemical tanker industry. Effects of the current pandemic include, or may include, among others:

•	deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in oil prices, or adversely affect global demand for crude oil and petroleum products, demand for product and chemical tankers, and charter and spot rates;
•	disruptions to operations of industry participants as a result of the potential health impact on workforces, including crew;
•	business disruptions from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions for individuals or vessels, hygiene measures (such as quarantining and social distancing) or implementation of remote working arrangements;
•	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, oil majors or government agencies and (c) maintenance and any repairs or upgrades to, or drydocking of, vessels (or of the delivery of newbuilding vessels), due to quarantine, worker health, regulations or a shortage of required spares;
•	potential liquidity constraints and reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets;
•	potential decreases in the market values of vessels; and
•	potential deterioration in the financial condition and prospects of industry participants.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact on the product and chemical tanker industry and its participants cannot be reasonably estimated at this time, but likely will have a material adverse effect.

Environmental and Other Regulations in the Shipping Industry

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997, new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs.

We may need to make certain financial expenditures to continue to comply with these amendments. We believe that all our vessels are currently compliant in all material respects with these regulations.

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

The Marine Environment Protection Committee, or “MEPC” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuel, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in full compliance with SOLAS and LLMC standards.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tanks, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 9, 2024. Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 21, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule” which replaces the rule published on October 22, 2019 and redefines “waters of the United States”. The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the U.S. Clean Water Act (“CWA”), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

International Labor Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019 the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, and DNV-GL).

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations”, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

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

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 75 wholly owned subsidiaries and one 50%-owned joint venture entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report and is incorporated herein by reference, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced in March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have exercised our option on our lease with a third party for office space at Pembroke, Bermuda for an additional two-year term that commenced in May 2018. We have entered into leases for our offices in Singapore and Houston, Texas with third parties that commenced in March 2018 and April 2016, respectively. These leases are for periods of two years and one year respectively, with an option for a one-year further term in Singapore, and automatically for successive one-year terms in Houston until terminated. Average aggregate payments under these leases are approximately $0.5 million per annum.

As at March 15, 2020, all of our 25 vessels are subject to mortgages relating to our credit facilities or are subject to finance leases under which we are the lessee.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

Please see Item 5 (“Operating and Financial Review and Prospects”) in our Annual Report on Form 20-F/A for the year ended December 31, 2018 for a discussion of our results of operations for the year ended December 31, 2017.

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

Our Charters

We generate revenue by charging customers for the transportation of their petroleum or chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual arrangements:

•	Commercial Pooling Arrangements. Our vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement.

•	Spot Charter. We arrange spot employment for our vessels in-house. We are responsible for all costs associated with operating the vessel, including vessel operating expenses and voyage expenses.

•	Time Charter. Vessels we operate, and for which we are responsible for crewing and for paying other vessel operating expenses (such as repairs and maintenance, insurance, stores, lube oils, communication expenses) and technical management fees, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. As at March 15, 2020, none of our vessels were on time charter.

The table below illustrates the primary distinctions among these types of charters and contracts.

	Time Charter	Commercial Pool	Spot Charter
Typical contract length	1 – 5 years	Indefinite	Single voyage
Hire rate basis(1)	Daily	Varies (daily rate reported)	Varies
Voyage expenses(2)	Charterer pays	Pool pays	We pay
Vessel operating expenses(3)	We pay	We pay	We pay
Off-hire(4)	We pay	We pay	We pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs.
(3)	“Vessel operating expenses” are costs of operating a vessel that are incurred during a charter, including costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.
(4)	“Off-hire” refers to the time a vessel is not available for service, due primarily to scheduled and unscheduled repairs or drydocking.

Recent Developments

Vessel Refinancings

On December 11, 2019, we completed two previously announced new credit facilities for $201.5 million in the aggregate. We subsequently borrowed available amounts under the facilities and used the proceeds to refinance 12 vessels. The first facility, with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ), includes a $100 million term loan and a $40 million revolving component. We used the proceeds from this facility to refinance eight ships. The second facility, with ABN AMRO Bank N.V. and Credit Agricole Corporate and Investment Bank, is a $61.5 million term loan and we used the proceeds to refinance four ships. These refinancings released to us a total of $15.9 million of cash after prepayment of debt and fees, extended debt maturity dates to the end of 2024, lowered our cost of debt, and increased our financial flexibility. The covenants and other conditions of the facilities are consistent with those of our other existing debt facilities.

Dividend Relating to Fourth Quarter of 2019 and Change in our Capital Allocation Policy

On February 11, 2020, we announced that our Board of Directors declared a cash dividend of $0.05 per share for the quarter ended December 31, 2019. The cash dividend of $1.7 million was paid on February 28, 2020 to all shareholders of record on February 21, 2020. This dividend was determined in accordance with our then-existing dividend policy, under which we generally expected to pay out as dividends on a quarterly basis 60% of Earnings from Continuing Operations (which represented our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). We have changed our dividend policy. On March 9, 2020, we announced a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders. Commencing with the quarter ending March 31, 2020, we will transition to the new policy and will provide updates to our capital allocation priorities on quarterly earnings calls.

Coronavirus Pandemic

The novel coronavirus (COVID-19) pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic will result in direct and indirect material adverse effects on our industry and on our business.

COVID-19 is anticipated to result in a significant decline in global demand for refined oil products. As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. Crude oil prices have recently plunged, in significant part due to the recent production and pricing dispute between Saudi Arabia and Russia. As of the date of this Annual Report, the impact of COVID-19 on our business has been mitigated by this oil price decline, which price decline has resulted in significant increases in oil trading activity, demand for our vessels and freight rates. Much of this increased demand relates to the stockpiling of low-cost oil, which may result in lower future oil trading activity and demand for our vessels. At this stage, it is extremely difficult to determine the full impact of COVID-19 on our business.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for crude oil and petroleum products; operational disruptions to us, our customers or business partners due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and social distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, oil majors or government agencies and (c) maintenance and any repairs or upgrades to, or drydocking of, our existing vessels due to worker health, quarantining or regulations; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential decreases in the market values of our vessels and any related impairment charges; potential noncompliance with covenants in our credit facilities and financing leases obligations; and potential deterioration in the financial condition and prospects of our customers or business partners. Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances the duration of business disruption and the magnitude of the financial and other impact on our business cannot be reasonably estimated at this time.

A. Operating Results

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenue.  Revenue is generated from spot charter arrangements, time charter arrangements and pool arrangements. Revenue is affected by hire rates and the number of days a vessel operates.

Revenue is also affected by the mix of business among spot charter arrangements, time charter arrangements and pool arrangements. Revenue from vessels in pool arrangements or employed in the spot market are more volatile, as they are typically tied to prevailing market rates.

Voyage Expenses.  Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs. These expenses are subtracted from revenue to calculate TCE rates (as defined below).

Vessel Operating Expenses.  We are responsible for vessel operating expenses, which include crew, repairs and maintenance and insurance costs, and fees paid to technical managers of its vessels. The largest components of our vessel operating expenses are generally crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Drydocking.  We must periodically drydock each of our vessels for inspection, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. The deferred expenditures of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Depreciation.  Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. We depreciate our vessels over an estimated useful life of 25 years from the vessel’s initial delivery from the shipyard, on a straight-line basis to their residual scrap value. The rate we use to calculate the residual scrap value is $300 per lightweight ton.

Amortization of Deferred Drydock Expenditures.  Amortization of deferred drydock expenditures relates to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent (“TCE”) Rate.   TCE rate, a non-GAAP measure, represents net revenue (revenue less voyage expenses) divided by revenue days. We principally use net revenue, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenue, the most directly comparable financial measure under U.S. GAAP. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

Revenue Days.  Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period generally associated with repairs or drydockings and idle days associated with repositioning of vessels held for sale.

Operating Days.  Operating days are the number of days our vessels are in operation during the year. Where a vessel is under our ownership for a full year, operating days will generally equal calendar days. Days when a vessel is in drydock are included in the calculation of operating days, as we incur operating expenses while in drydock.

Pooling Arrangements.  To increase vessel utilization and thereby revenue, we may participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenue than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers.

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

Fleet Growth

As at March 15, 2020, our fleet consists of 25 double-hulled product and chemical tankers all of which are in operation. We acquired 13 of our vessels as second-hand vessels, of which seven of our vessels were upgraded to increase efficiency and improve performance; we sold a total of three of such Eco-mod vessels during 2019. In 2015, 2016, 2017, 2018 and 2019 we paid $232.5 million, $174.0 million, $0.4 million and $16.8 million ($1.6 million of which was paid as a deposit in 2017) and $2.6 million, respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 to 2015, our fleet grew on a net basis by 20 vessels, respectively. In 2016 we acquired (on a net basis) three vessels and in January 2018 we took delivery of one vessel. During 2018, the Eco-mod Ardmore Seatrader was classified as held for sale; the vessel was delivered to the buyer in January 2019. In February and May 2019, we sold the Eco-mod vessels Ardmore Seamaster and Ardmore Seafarer, respectively.

Operating Results

The table below presents our operating results for the years ended December 31, 2019 and 2018 and includes related disclosure about year-to-year changes.

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2019 and December 31, 2018

	Year Ended December 31		Variance	Variance (%)
	2019	2018

Revenue, net	$230,042,240	210,179,181	19,863,059	9%

Voyage expenses	(96,056,391)	(98,142,454)	2,086,063	2%
Vessel operating expenses	(62,546,606)	(67,017,632)	4,471,026	7%
Depreciation	(32,322,695)	(35,137,880)	2,815,185	8%
Amortization of deferred drydock expenditures	(4,803,069)	(3,637,276)	(1,165,793)	(32)%
General and administrative expenses
Corporate	(14,951,996)	(12,626,373)	(2,325,623)	(18)%
Commercial and chartering	(3,194,218)	(3,233,888)	39,670	(1)%
Loss on vessel held for sale	-	(6,360,813)	6,360,813	100%
Loss on sale of vessels	(13,162,192)	-	(13,162,192)	(100)%
Interest expense and finance costs	(26,759,754)	(27,405,608)	645,854	2%
Interest income	952,190	606,665	345,525	57%
Loss before taxes	(22,802,491)	(42,776,078)	19,973,587	47%
Income tax	(58,766)	(162,923)	104,157	64%
Net loss and comprehensive loss	$(22,861,257)	(42,939,001)	20,077,744	47%

Revenue, net. Revenue, net for the year ended December 31, 2019 was $230.0 million, an increase of $19.8 million from $210.2 million for the year ended December 31, 2018.

The average number of owned vessels decreased to 25.0 for the year ended December 31, 2019, from 28.0 for the year ended December 31, 2018, resulting in revenue days of 9,100 for the year ended December 31, 2019, as compared to 9,925 for the year ended December 31, 2018.

We had 25 and 28 vessels employed directly in the spot market as at December 31, 2019 and 2018, respectively. For spot chartering arrangements, we had 9,100 revenue days for the year ended December 31, 2019, as compared to 8,746 for the year ended December 31, 2018. This increase in revenue days derived from spot chartering arrangements resulted in an increase in spot market revenue of $7.9 million, while changes in spot rates resulted in an increase in revenue of $25.8 million.

We had no vessels employed under time charter and pool arrangements as at December 31, 2019 and 2018. Revenue days derived from time charter and pooling arrangements were zero for 2019, as compared to 1,179 for 2018. The decrease in time charter and pool arrangement revenue days resulted in a decrease in revenue for 2019 of $13.9 million compared to 2018.

For vessels employed directly in the spot market, we typically pay all voyage expenses, and revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Voyage Expenses. Voyage expenses were $96.1 million for the year ended December 31, 2019, a decrease of $2.0 million from $98.1 million for the year ended December 31, 2018. Voyage expenses have decreased due to the decrease in the average number of owned vessels to 25.0 for the year ended December 31, 2019, compared to 28.0 for the year ended December 31, 2018.

TCE Rate. The average TCE rate for our fleet was $14,686 per day for the year ended December 31, 2019, an increase of $3,157 per day from $11,529 per day for the year ended December 31, 2018. The increase in average TCE rate was the result of higher spot rates and lower voyage expenses for the year ended December 31, 2019.

Vessel Operating Expenses. Vessel operating expenses were $62.5 million for the year ended December 31, 2019, a decrease of $4.5 million from $67.0 million for the year ended December 31, 2018. This decrease is due to a decrease in the average number of vessels in operation for the year ended December 31, 2019, and the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,562 for the year ended December 31, 2019, as compared to $6,456 for the year ended December 31, 2018.

Depreciation. Depreciation expense for the year ended December 31, 2019 was $32.3 million, a decrease of $2.8 million from $35.1 million for the year ended December 31, 2018. This decrease is primarily due to a decrease in the average number of owned vessels to 25.0 for the year ended December 31, 2019, from 28.0 for the year ended December 31, 2018.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the year ended December 31, 2019 was $4.8 million, an increase of $1.2 million from $3.6 million for the year ended December 31, 2018. The increase is primarily due to an increased number of drydockings as our fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2019 were $15.0 million, an increase of $2.4 million from $12.6 million for the year ended December 31, 2018. The increase is primarily due to the issuance of new awards of stock appreciation rights and restricted stock units in the first, second and fourth quarters of 2019.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the year ended December 31, 2019 were $3.2 million, consistent with $3.2 million for the year ended December 31, 2018.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the year ended December 31, 2019 were $26.8 million, a decrease of $0.6 million from $27.4 million for the year ended December 31, 2018. Cash interest expense increased by $1.5 million to $24.2 million for the year ended December 31, 2019, from $22.7 million for the year ended December 31, 2018. The increase in interest expense and finance costs is primarily due to a change in debt structure due to new finance leases entered into as part of vessel refinancings in 2018. Amortization of deferred finance fees for the year ended December 31, 2019 was $2.6 million, a decrease of $2.1 million from $4.7 million for the year ended December 31, 2018. Included in the $2.6 million for the year ended December 31, 2019, is a write-off of deferred finance fees in relation to the refinancing of $0.5 million. Included in the $4.7 million for the year ended December 31, 2018, is a write off of deferred finance fees in relation to the sale and leaseback transactions of $2.3 million.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents with the majority of our cash in the currency of U.S. Dollars, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. Following payments made to long-term debt, with such payments primarily made using our net proceeds from vessel sale and leaseback transactions, our total cash and cash equivalents as at December 31, 2019 were $51.7 million (plus $11 million available and undrawn under our revolving credit facilities), a decrease of $5.2 million from $56.9 million as at December 31, 2018. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

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

Our credit facilities and finance leases are described in Notes 5 (“Debt”) and 6 (“Finance leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2019, we were in compliance with all covenants relating to our financing facilities.

Cash Flow Data for the Years Ended December 31, 2019 and 2018

	For the year ended December 31
CASH FLOW DATA	2019	2018
Net cash provided by operating activities	$20,471,260	9,426,377
Net cash provided by / (used in) investing activities	$23,894,165	(17,556,879)
Net cash (used in) / provided by financing activities	$(49,545,356)	25,576,133

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

For the year ended December 31, 2019, cash flow provided by operating activities was $20.5 million. Net profit (after adding back depreciation, amortization of deferred drydock expenditures, share-based compensation, loss on sale of vessels, amortization of deferred finance fees and foreign exchange on operating leases of $55.1 million) was an inflow of $32.3 million. Changes in operating assets and liabilities resulted in an outflow of $6.4 million and drydock payments were $5.4 million.

For the year ended December 31, 2018, cash flow provided by operating activities was $9.4 million. Net profit (after adding back depreciation, amortization of deferred drydock expenditures, share-based compensation, loss on vessel held for sale, amortization of deferred finance fees, foreign exchange on operating leases and transition adjustment of $50.8) was an inflow of $7.9 million. Changes in operating assets and liabilities resulted in an inflow of $8.1 million and drydock payments were $6.6 million.

Cash provided by / (used in) investing activities

For the year ended December 31, 2019, the net cash provided by investing activities was $23.9 million consisting of payments in relation to vessel equipment, ballast water treatment systems in progress, leasehold improvements and other non-current assets. Net proceeds from the sales of the Ardmore Seatrader, Ardmore Seamaster and Ardmore Seafarer were $26.6 million. Payments for vessel equipment and ballast water treatment systems in progress were $2.5 million for 2019. Payments for office equipment, and fixtures and fittings and leasehold improvements were $0.2 million.

For the year ended December 31, 2018, net cash used in investing activities was $17.6 million. Payments for vessel equipment and vessel acquired were $16.8 million for 2018. Payments for ballast water treatment systems in progress were $0.5 million. Payments for office equipment, and fixtures and fittings and leasehold improvements were $0.3 million.

Cash (used in) / provided by financing activities

For the year ended December 31, 2019, the net cash used in financing activities was $49.5 million. Proceeds from long-term debt amounted to $201.5 million and repayments of debt amounted to $222.2 million. Total principal repayments of finance lease arrangements were $26.5 million. We also incurred payments of $2.3 million relating to deferred finance fees for finance lease facilities.

For the year ended December 31, 2018, the net cash provided by financing activities was $25.6 million. Proceeds from long-term debt amounted to $3.9 million and repayments of debt amounted to $184.3 million. Total proceeds from finance leases were $209.7 million and total principal repayments of finance lease arrangements were $7.3 million. Net proceeds from the sale of common stock under our at-the-market offering program and from the option to purchase additional shares of our common stock, which option the underwriter partially exercised in January 2018 in connection with GA Holdings LLC's public offering of our common shares in November 2017, for a total of 305,459 shares, amounted to $7.3 million. We also incurred payments of $3.7 million relating to deferred finance fees for finance lease facilities.

Capital Expenditures

Drydock

Seven of our vessels completed drydock surveys in 2019. The drydocking schedule through December 31, 2023 for our vessels that were in operation as of December 31, 2019 is as follows:

	For the years ended December 31,
	2020	2021	2022	2023
Number of vessels in drydock (excluding in-water surveys)	10	5	2	4

We will continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Ballast Water Treatment System Installation

The ballast water treatment system (“BWTS”) installation schedule for our vessels that were in operation as of December 31, 2019 is as follows:

	For the years ended December 31,
	2020	2021	2022	2023
Number of ballast water treatment system installations	1	10	-	2

We endeavor to manage the timing of future ballast water treatment system installation across the fleet in order to minimize the number of vessels that are completing ballast water treatment system installations at any one time.

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

Dividends

We did not pay any dividends during 2019, 2018 or 2017. On February 11, 2020, we announced that our Board of Directors declared a cash dividend of $0.05 per share for the quarter ended December 31, 2019. The cash dividend of $1.7 million was paid on February 28, 2020 to all shareholders of record on February 21, 2020. This dividend was determined in accordance with our then-existing dividend policy, under which we generally expected to pay out as dividends on a quarterly basis 60% of Earnings from Continuing Operations (which represented our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). We have changed our dividend policy. On March 9, 2020, we announced a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders. Commencing with the quarter ending March 31, 2020, we will transition to the new policy and will provide updates to our capital allocation priorities on quarterly earnings calls.

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

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations on vessel finance and certain other obligations as at December 31, 2019. As of that date, we had no such obligations or commitments due after the year ending December 31, 2030.

ITEM	FY 2020	FY 2021 – 2023	FY 2024 – 2026	FY 2027 – 2030	Total
Debt	$21,274,111	$56,468,708	$133,783,688	$-	$211,526,507
Finance leases	26,868,097	91,023,044	107,106,009	33,651,789	258,648,939
Interest expense	10,884,751	25,257,684	8,476,339	1,219,415	45,838,189
Operating leases	314,496	762,393	578,056	-	1,654,945
	$59,341,455	$173,511,829	$249,944,092	$34,871,204	$517,668,580

(1)	Finance leases relate to amounts payable under bareboat arrangements and includes fixed interest expenses and lease amortization.
(2)	The interest expense on our loans and finance leases is variable and based on LIBOR. The amounts in the above schedule were calculated using the average three-month forward rate each year plus a margin of 3.00%, which is the weighted average margin on our senior debt facilities and our finance lease facilities.

Critical Accounting Estimates

In the application of our accounting policies, which are prepared in conformity with U.S. GAAP, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, and revenue and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

Revenue, net is generated from spot charter arrangements, time charter arrangements and pool arrangements.

Spot charter arrangements

Our spot charter arrangements are for single voyages for the service of the transportation of cargo that are generally short in duration (less than two months) and we are responsible for all costs incurred during the voyage, which include bunkers and port/canal costs, as well as general vessel operating costs (e.g. crew, repairs and maintenance and insurance costs; and fees paid to technical managers of our vessels). Accordingly, under spot charter arrangements, key operating decisions and the economic benefits associated with a vessel’s use during a spot charter reside with us.

As of its adoption on January 1, 2018, we apply revenue recognition guidance in ASC 606, Revenue from Contracts with Customers (“ASC 606”) to account for our spot charter arrangements.

The consideration that we expect to be entitled to receive in exchange for our transportation services is recognized as revenue ratably over the duration of a voyage on a load-to-discharge basis (i.e. from when cargo is loaded at the port to when it is discharged after the completion of the voyage). The consideration that we expect to be entitled to receive includes estimates of revenue associated with the loading or discharging time that exceed the originally estimated duration of the voyage, which is referred to as “demurrage revenue”, when it is determined there will be incremental time required to complete the contracted voyage. Demurrage revenue is not considered a separate deliverable in accordance with ASC 606 as it is part of the single performance obligation in a spot charter arrangement, which is to provide cargo transportation services to the completion of a contracted voyage.

Prior to the adoption of ASC 606, we recognized spot charter revenue ratably during the period from when a vessel had departed from its prior charter discharge port and sufficient evidence existed that the vessel had entered a new charter arrangement to the point where cargo associated with the new charter arrangement had been discharged after the completion of the voyage.

Time charter arrangements

Our time charter arrangements are for a specified period of time and key decisions concerning the use of the vessel during the duration of the time charter period reside with the Charterer. In time charter arrangements, we are responsible for the crewing, maintenance and insurance of the vessel, and the Charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs.

As the Charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the Charterer is also responsible for costs incurred during the voyage, the Charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the Charterer during the specified time charter period. Accordingly, time charters are considered operating leases and we apply revenue recognition guidance in ASC 842. Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

Pooling arrangements

We participate in commercial pooling arrangements to charter certain of our vessels from time to time. In these arrangements, the participating members seek to benefit from the more efficient employment of their vessels as the manager of the vessels in the pool leverages the size of the fleet commercially and operationally. The manager is responsible for the commercial management on behalf of the members of the pool, including responsibility for voyage expenses such as fuel and port charges. The pool members are responsible for maintaining the vessel operating expenses of their participating vessels, including crewing, repairs and maintenance and insurance of their participating vessels.

The earnings from all vessels are pooled and shared by the members of the arrangement based on the earnings allocation terms of the arrangement, which consider the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. Therefore, the earnings allocation represents the pool members’ consideration for their different contribution to the collaborative arrangement. We recognize our earnings allocation as revenue in accordance with the guidance for collaborative arrangements.

Share-based compensation.  We may grant share-based payment awards, such as restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and dividend equivalent rights (“DERs”), as incentive-based compensation to certain employees. We granted SARs to certain employees, directors and officers in August 2013, March 2014, June 2014, March 2015, January 2016, April 2018 (which included dividend equivalent rights) and March 2019 (which included dividend equivalent rights). We granted RSUs which included DERs, to certain directors and officers in January 2019, March and May 2019. We granted stand-alone DERs to certain directors and officers in November 2019. We measure the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizing that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period, which we calculate according to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 718, Compensation — Stock Compensation (“ASC 718”), see Note 14 (“Share-based compensation”).

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

Vessel impairment.  Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount, together with the carrying value of deferred drydock expenditures and special survey costs related to the vessel.

Net operating cash flows are determined by applying various assumptions regarding future revenue net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. These assumptions are based on historical trends as well as future expectations. In estimating future revenue, we consider charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for the Company over the last five years, where available, and historical average one-year time charter rates for the industry over the last 10 years in each case adjusted for inflation. Recognizing that rates tend to be cyclical, and subject to significant volatility based on factors beyond our control, and management believes the use of estimates based on internally forecasted rates and, among other things, 10-year historical average rates calculated as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking expenditures are based on historical and budgeted costs and are adjusted for assumed inflation. Utilization is based on historical levels achieved and estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2019 and 2018. At December 31, 2019, we were not holding any of the vessels listed in the table below as held for sale. At December 31, 2018, the Ardmore Seatrader was held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2019, and, accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, vessel costs, deferred drydock expenditures, vessel equipment, ballast water treatment systems in progress, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

			Carrying Value as at
	Built	DWT	Dec 31, 2019	Dec 31, 2018
Ardmore Seavaliant* #	2013	49,998	$30,008,441	$31,681,952
Ardmore Seaventure* #	2013	49,998	30,626,981	32,280,220
Ardmore Seavantage* #	2014	49,997	32,012,301	33,176,176
Ardmore Seavanguard* #	2014	49,998	32,139,743	33,384,454
Ardmore Sealion #	2015	49,999	29,944,595	31,276,463
Ardmore Seafox #	2015	49,999	29,965,036	31,293,352
Ardmore Seawolf #	2015	49,999	30,379,014	31,718,284
Ardmore Seahawk #	2015	49,999	30,792,789	32,129,781
Ardmore Endeavour* #	2013	49,997	29,324,231	31,089,801
Ardmore Enterprise	2013	49,453	25,240,256	26,662,069
Ardmore Endurance	2013	49,466	24,834,638	26,314,418
Ardmore Explorer	2014	49,494	26,177,924	27,716,698
Ardmore Encounter	2014	49,478	26,459,679	27,387,747
Ardmore Exporter	2014	49,466	26,254,789	27,087,970
Ardmore Engineer	2014	49,420	27,620,053	27,248,328
Ardmore Seafarer(1) #	2004	45,744	—	16,259,321
Ardmore Seamaster(2) #	2004	45,840	—	16,136,468
Ardmore Seamariner* #	2006	45,726	18,077,467	17,572,616
Ardmore Sealancer #	2008	47,451	15,298,821	16,430,621
Ardmore Sealeader* #	2008	47,463	18,164,201	19,537,295
Ardmore Sealifter* #	2008	47,472	17,645,881	18,977,110
Ardmore Dauntless* #	2015	37,764	30,654,392	31,814,237
Ardmore Defender* #	2015	37,791	30,858,546	31,821,929
Ardmore Cherokee	2015	25,215	26,666,695	27,104,488
Ardmore Cheyenne	2015	25,217	26,336,422	27,340,983
Ardmore Chinook	2015	25,217	26,492,941	27,649,095
Ardmore Chippewa #	2015	25,217	26,900,613	28,056,735
Total			$668,876,449	$729,148,611

Vessel Held For Sale

			Carrying Value as at
	Built	DWT	Dec 31, 2019	Dec 31, 2018
Ardmore Seatrader(3)	2013	49,998	$—	$8,083,405
Total			$—	$8,083,405

(1)	In May 2019, we sold the Ardmore Seafarer.
(2)	In February 2019, we sold the Ardmore Seamaster.
(3)	During 2018, the Ardmore Seatrader was classified as held for sale. We completed the sale in January 2019.
*	Indicates vessels for which we believe, as of December 31, 2019, the basic market value is lower than the vessel’s carrying value. We believe that the carrying values of our vessels as of December 31, 2019 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.
#	Indicates vessels for which we believe, as of December 31, 2018, the basic market value is lower than the vessel’s carrying value. We believe that the carrying values of our vessels as of December 31, 2018 were recoverable as the undiscounted projected net operating cash flows of these vessels exceeded their carrying value by a significant amount.

At December 31, 2019 we estimate that the aggregate basic market value of these vessels exceeded their aggregate carrying value by approximately $11.6 million as at December 31, 2019. At December 31, 2018 we estimate that the aggregate carrying value of these vessels exceeded their aggregate basic market value by approximately $48.0 million as at December 31, 2018. We believe that 10 of our vessels’ carrying values exceeded the basic market value as of December 31, 2019 and 18 of our vessels’ carrying values exceeded the basic market value as of December 31, 2018. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 10% reduction in forecasted vessel utilization and a 10% reduction in time charter rates and, in each scenario, the future undiscounted cash flows significantly exceeded the carrying value of each of our vessels.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of seven directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2020 annual meeting of shareholders, Class II directors serve for a term expiring at the 2021 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2022 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke HM08, Bermuda. In accordance with our director retirement policy, which provides for director retirement upon reaching 75 years of age, Dr. Peter Swift is retiring from the board of directors and as a member of the Board’s compensation committee effective upon our 2020 annual general meeting, which is expected to be held in May 2020.

Name	Age	Class	Position
Mr. Mats Berglund	57	I	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee

Mr. Mark Cameron	53	N/A	Executive Vice President and Chief Operating Officer

Mr. Brian Dunne	53	III	Director, Chair of the Audit Committee, Member of the Nominating and Corporate Governance Committee

Mr. Anthony Gurnee	60	II	Chief Executive Officer, President and Director

Mr. Curtis Mc Williams	64	III	Chair of the Board, Chair of the Nominating and Corporate Governance Committee, Chair of the Compensation Committee, Member of the Audit Committee

Mr. Gernot Ruppelt	38	N/A	Senior Vice President and Chief Commercial Officer

Dr. Peter Swift	75	I	Director, Member of the Compensation Committee

Dr. Kirsi Tikka	63	I	Director (1)

Mr. Paul Tivnan	40	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Ms. Helen Tveitan de Jong	52	II	Director, Member of the Audit Committee

(1)	Dr. Tikka was appointed to the board in September 2019.
(2)	Dr. Peter Swift does not intend to stand for re-election at our 2020 annual meeting of shareholders.

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

Mark Cameron is Ardmore’s Executive Vice President and Chief Operating Officer. Mr. Cameron joined Ardmore as Executive Vice President and Chief Operating Officer and was appointed an alternate director in June 2010. In addition, Mr. Cameron is the past Chair of the International Parcel Tankers Association (IPTA), is on the Board of the West of England P&I Club and is also an advisory Board Member to the NGO Carbon War Room. From 2008 to 2010, Mr. Cameron served as Vice President, Strategy and Planning for Teekay Marine Services, Teekay Corporation’s internal ship management function. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine and later AP Moller, including time served onboard bulk carriers, salvage tugs, tankers, general cargo, reefer and container ships. Mr. Cameron has held a number of senior management roles ashore specializing in integrating acquisitions covering all facets of ship management, as well as sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision.

Brian Dunne has been a director of Ardmore since June 2010. He is also a director of ReAssure and Ark Life Assurance Company (subsidiaries of SwissRe in the UK and Ireland), Chorus Aviation Capital (Ireland), AASET 2018-2 and AASET 2019-2. He was previously a director of Aergen Aviation Finance, Chair of Aviva’s health insurance business in Ireland, a director of its Irish life and pensions business and a director of several other private companies. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from the University College Dublin.

Anthony Gurnee has been our President, Chief Executive Officer and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers. He is also a director of Simply Blue Energy engaged in the development of offshore floating wind waves energy and sustainable aqua culture projects.

Curtis Mc Williams was appointed as a director by the board of directors in January 2016 and as our Chair effective January 1, 2019. Mr. Mc Williams is a real estate industry veteran with over 25 years of experience in finance and real estate. He currently serves as an Independent Director of Braemar Hotels & Resorts Inc. and as a member of the RW Holdings NNN REIT, Inc. Board of Directors. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. Mc Williams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chair of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. Mc Williams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Gernot Ruppelt is Ardmore’s Chief Commercial Officer and Senior Vice President. Mr. Ruppelt has been in charge of Ardmore’s commercial activities since joining as Chartering Director in 2013 and was promoted to his current position in December 2014. Mr. Ruppelt has extensive commercial and management experience in the maritime industry. Prior to Ardmore he was a Projects Broker with Poten & Partners in New York for five years and, for seven years before that, Mr. Ruppelt worked for Maersk Broker and A.P. Moller-Maersk in Copenhagen, Singapore and Germany. Mr. Ruppelt is a director of Anglo Ardmore Ship Management Limited. He also represents Ardmore at the INTERTANKO Council and as Chair of their Commercial & Markets Committee. Mr. Ruppelt completed the two-year ‘Maersk International Shipping Education’ program and graduated from Hamburg Shipping School. He is also a member of the Institute of Chartered Shipbrokers in London.

Dr. Peter Swift has served as a director of Ardmore since its IPO in August 2013. Dr Swift’s career spans more than 50 years in the maritime industry, and he is presently serving in International non-profit and charitable directorships, including as the Chair of the Sailors’ Society caring for seafarers around the world, including continuing the work of the Maritime Piracy Humanitarian Response Programme, where he was the former Chair. He is a Member of the American Bureau of Shipping and the IMO Committee of the Royal Institution of Naval Architects and a Director of the Green Award Foundation and the Maritime Industry Foundation. Dr Swift was previously the Managing Director of INTERTANKO from 2000 to 2010 and a Director of Seascope Shipping Limited from 1999 to 2001. He was employed by Royal Dutch Shell from 1975 to 1999 in a range of senior, international, commercial and technical positions. Dr Swift holds a PhD in Transport Economics, an MS in Engineering degree from the University of Michigan, and a BSc in Naval Architecture from the University of Durham. He is a Chartered Engineer, a Fellow of the Royal Institution of Naval Architects and Member of the Society of Naval Architects and Marine Engineers.

Kirsi Tikka was appointed as a director of Ardmore in September 2019 and our board of directors intends to nominate her to stand for re-election at our 2020 annual meeting of shareholders. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. She is a Fellow of both the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects. Dr. Tikka has over 30 years of shipping experience having recently retired from the American Bureau of Shipping ("ABS") in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley, and a Master's degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.

Paul Tivnan is Ardmore’s Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. From 2002 to 2010, he was employed at Ernst & Young in the Financial Services Advisory department specializing in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS in Accounting each from Dublin City University. He is a graduate of Insead and London Business School Executive Leadership programs, a Fellow of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

Helen Tveitan de Jong has been a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 32 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University.

B. Compensation of Directors and Senior Management

We paid $2.4 million in aggregate cash compensation to members of our senior executive officers for 2019. For 2019, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $20,000 for a director serving as Chair of the audit committee, $15,000 for a director serving as Chair of other committees, $10,000 for each member of the audit committee and $5,000 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chair received an additional $42,500. We paid $0.5 million in aggregate compensation to our directors for 2019. Our officers and directors are eligible to receive awards under our equity incentive plan, which is described below under “— Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

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

Equity Incentive Plan

We currently have an equity incentive plan, the 2013 Equity Incentive Plan (the “plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) to us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which awards may at any time be granted under the plan will not exceed 8% of the issued and outstanding shares of our common stock at the time of issuance of the award. The plan is administered by the compensation committee of our board of directors.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant. The plan administrator may grant dividend equivalents with respect to grants of options and stock appreciation rights.

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

Stock Appreciation Rights (“SARs”)

As at December 31, 2019, ASC had granted 2,550,762 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

On April 4, 2018 ASC cancelled the 1,078,125 SARs awarded on August 1, 2013 (the “IPO SARs”), which had a per share exercise price significantly in excess of the current fair market value of a share of ASC’s common stock and replaced the IPO SARs with new awards of 1,719,733 SARs (the “Replacement SARs”).

On March 7, 2019 ASC granted 560,000 SARs (together with the Replacement SARs, the “New SARs”).

The New SARs vest in three equal annual tranches, have a contractual term of 7 years and provide for certain dividend equivalent rights pursuant to which the holder will be entitled upon vesting of the SARs to payment in the form of additional shares equal to the value of any cash dividends declared and payable during the applicable vesting period with respect to the shares underlying the portion of the SARs that vest.

Restricted Stock Units (“RSUs”)

On January 2, 2019, ASC granted 176,659 RSUs to certain of its officers that will vest in two equal annual tranches. On March 7, 2019 ASC granted 86,210 RSUs to certain of its officers that will vest in three equal annual tranches. On May 28, 2019, ASC granted 59,237 RSUs to certain of its directors that will vest in twelve months from the date of grant.

Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Dividend Equivalent Rights (“DERs”)

On November 4, 2019, ASC granted 1,146,517 DERs to certain of its officers.

Under a DER award, in the event that dividends are declared and paid on a share with a record date on or after the grant date, the grantee is entitled to receive a share of ASC’s common stock equal to the amount of the dividend declared multiplied by the number of shares per the award, divided by the Fair Market Value of a share on the date the dividends are paid.

Please see Note 14 “Share-based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards, RSUs and DERs.

C. Board Practices

Our board of directors currently consists of seven directors, all of whom, other than our Chief Executive Officer, Anthony Gurnee, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Kirsi Tikka was appointed to the board of directors in September 2019. Our board of directors has instituted a policy of holding executive sessions of non-management directors following each regularly scheduled meeting of the full Board. Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis McWilliams, the Chair of the Board. Our Audit Committee consists of Brian Dunne, as Chair, Curtis Mc Williams and Helen Tveitan de Jong. Each member of our Audit Committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC. Our board of directors has determined that Mr. Dunne qualifies as an “audit committee financial expert” as such term is defined under SEC rules. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Nominating and Corporate Governance Committee consists of Curtis Mc Williams as Chair, Mats Berglund and Brian Dunne. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee consists of Curtis Mc Williams, as Chair, Peter Swift and Mats Berglund. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the board of directors.. All of the committee charters are available under “Corporate Governance” in the Investors section of our website at www.ardmoreshipping.com.

D. Employees

As of December 31, 2019, approximately 1,054 seagoing staff serve on the vessels that we manage and 48 full-time staff and three part-time staff serve on shore. This compares with 1,076 seafarers and 49 full-time staff and three part-time staff on shore as of December 31, 2018. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with four of our executives: Mark Cameron, our Executive Vice President and Chief Operating Officer; Anthony Gurnee, our President and Chief Executive Officer; Gernot Ruppelt, our Senior Vice President and Chief Commercial Officer; and Paul Tivnan, our Senior Vice President and Chief Financial Officer. These employment agreements became effective as of August 1, 2013 and terminate in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include one-year non-solicitation and one year non-compete clauses following the cessation of the employee’s employment with us.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership, as of March 15, 2020 (except as otherwise noted), of our common stock by:

•	each person or entity known by us to beneficially own 5% or more of our common stock; and

•	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after March 15, 2020 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
Russell Investments Group, Ltd.(2)	3,699,937	11.14%
Aristotle Capital Boston, LLC(3)	3,344,950	10.07%
Dimensional Fund Advisors LP(4)	2,066,143	6.22%
Donald Smith & Co., Inc(5)	2,014,204	6.06%
BlackRock, Inc(6)	1,967,795	5.92%
All directors and executive officers as a group	*	*

(1)	Based on 33,225,535 shares of common stock outstanding on March 15, 2020.
(2)	This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on April 5, 2019.
(3)	This information is based on the Schedule 13G filed with the SEC on January 9, 2020. According to this Schedule 13G Aristotle Capital Boston, LLC possessed sole voting power over 2,240,391 shares and sole dispositive power over 3,344,950 shares.
(4)	This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on February 12, 2020. According to this Amendment No.1 to Schedule 13G, Dimensional Fund Advisors LP possessed sole voting power over 1,976,873 shares and sole dispositive power over 2,066,143 shares.
(5)	This information is based on the Schedule 13G filed with the SEC on February 10, 2020. According to this Schedule 13G, Donald Smith & Co. Inc possessed sole voting power over 1,967,384 shares and sole dispositive power over 1,982,084 shares; DSCO Value Fund L.P. possessed sole voting power over 10,393 shares and sole dispositive power over 10,393 shares; Jon Hartsel possessed sole voting over 18,527 shares and sole dispositive power over 18,527 shares; and Kamal Shah possessed sole voting power over 3,200 shares and sole dispositive power over 3,200 shares.
(6)	This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on February 5, 2020. According to this Amendment No. 1 to Schedule 13G, BlackRock, Inc. possessed sole voting power over 1,889,908 shares and sole dispositive power over 1,967,795 shares.
*	Less than 1% of outstanding shares of our common stock.

As of March 15, 2020, we had three shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 33,056,409 shares of our common stock, representing approximately 94% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands in May 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, in April 2010. In August 2013, we completed our IPO of shares of our common stock. Prior to our IPO, GA Holdings LLC, who was our sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC for 8,049,500 shares of Ardmore Shipping Corporation, and Ardmore Shipping LLC became a wholly owned subsidiary of Ardmore Shipping Corporation. In November 2015, GA Holdings LLC sold 4,000,000 of its shares of our common stock in an underwritten public offering. In June 2016, we completed a public offering of 7,500,000 common shares, of which GA Holdings LLC purchased 1,277,250 shares at the public offering price. In November 2017, GA Holdings LLC disposed of all of its 5,787,942 common shares, of which 5,579,978 shares were sold in an underwritten public secondary offering, 85,654 shares were repurchased by us in a private transaction, and 122,310 shares were distributed to certain of its members, including Anthony Gurnee, our chief executive officer and a member of our board of directors. In addition to the 85,654 shares we repurchased from GA Holdings LLC in a private transaction, we also purchased from the underwriter 1,350,000 shares of our common stock that were sold by GA Holdings LLC in the secondary offering, with the price of all such repurchases by us being equal to the price per share at which GA Holdings LLC sold shares to the underwriters in the public offering. Prior to the November 2017 secondary offering, two members of our board of directors, Reginald Jones and Niall McComiskey, were affiliated with our largest shareholder, GA Holdings LLC. Following the offering, Niall McComiskey resigned from our board of directors. Reginald Jones remained a member of our board of directors but did not stand for re-election at our annual shareholders meeting in 2019.

We have a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal share by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. We entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 16 vessels of the Company’s fleet as at December 31, 2019 (2018: 18 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

Any transaction involving the payment of compensation to a director or officer in connection with their duties to Ardmore are not related party transactions. Please see Item 6.A “Directors, Senior Management and Employees-Directors and Senior Management.”

C. Interest of Experts and Counsel

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

Dividend Policy and Capital Allocation Policy

Under our prior dividend policy established in September 2015, we generally expected to pay out, as a cash dividend on a quarterly basis, 60% of Earnings from Continuing Operations, (which represents our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items).

On March 9, 2020, we announced a new capital allocation policy which sets out the Company’s priorities among fleet maintenance, financial strength, accretive growth and returning capital to shareholders. Commencing with the quarter ending March 31, 2020, the Company will transition to the new policy and will provide updates to its capital allocation priorities on quarterly earnings call.

Our ability to pay any dividends in the future and our new capital allocation policy are subject to various risks and restrictions. Our board of directors may review and amend our capital allocation policy from time to time in light of our plans for future growth and other factors. In addition, our ability to pay dividends in the future will be subject to the amount of cash reserves established by our board of directors for the conduct of our business, restrictions in our credit facilities and the provisions of the laws of the Republic of the Marshall Islands, as well as the other limitations set forth in the section of this Annual Report entitled “Risk Factors”.

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

The rights, preferences and restrictions attaching to our shares of common stock are described in the section entitled “Description of Capital Stock” of our Registration Statement on Form F-3 (File No. 333-233540), filed with the SEC on August 30, 2019, and hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

C. Material Contracts

Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included in Note 5 (“Debt”) to our consolidated financial statements included in this Annual Report with respect to our credit facilities and Note 6 (“Finance Leases”) with respect to our finance leases. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E. Taxation of Holders

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations that may be relevant to us and our shareholders. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares and investors that are required to recognize income pursuant to an “applicable financial statement”, and persons subject to the “base erosion and anti-avoidance” tax, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from spot, time charter and pool arrangements, all of which we refer to as “shipping income”.

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

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly Traded Test.

We believe that we satisfy the Publicly Traded Test for our 2019 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

Publicly Traded Test

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2019 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly Traded Test for the 2019 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2019 U.S. federal income tax return. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regard to our or our subsidiaries’ qualification for the Section 883 exemption.

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

U.S. Federal Income Taxation of United States Holders

As used herein, the term “U.S. Holder” means a holder that for U.S. federal income tax purposes is a beneficial owner of our common shares and is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (a) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Operational risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our relatively young fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. We periodically consider and monitor the need for fuel hedging to manage this risk.

Foreign exchange risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, the functional currency of the Company. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar and Pounds Sterling) and as a result there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and has not entered into any derivative contracts for either transaction or translation risk during the year.

Interest rate risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates are based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the year ended December 31, 2019 by $3.9 million (2018: $4.0 million) using the average long-term debt and finance lease balance and actual interest incurred in each period.

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held in short-term funds (with a credit risk rating of at least AA) managed by Blackrock and State Street Global Advisors. While we believe this risk of loss is low, we will keep this under review and will revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk and credit concentration risk. As at December 31, 2019 our 25 vessels in operation were employed with 19 different charterers.

Liquidity risk

Our principal objective in relation to liquidity is to ensure that we have access, at minimum cost, to sufficient liquidity to enable us to meet our obligations as they fall due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from or expenses relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2019, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management previously reported, in our 2018 Annual Report on Form 20-F/A filed on August 2, 2019, a material weakness in our internal control over financial reporting related to the design and operation of our controls over the presentation of infrequent or unusual transactions, such as the net gains and losses on disposal of vessels. A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations in Internal Control Integrated Framework (2013).

Management’s evaluation as of December 31, 2019 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2019.

C. Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm, Deloitte & Touche LLP, that audited our consolidated financial statements as at and for the year ended December 31, 2019 and included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

D. Changes in Internal Control Over Financial Reporting

During the second half of 2019, we enhanced our internal control over financial reporting related to the design and operation of our controls over the presentation of infrequent or unusual transactions, such as the net gains and losses on disposal of vessels.  We did so by implementing a more rigorous checklist to identify transactions which may be subject to specific presentation requirements within U.S. GAAP and engaging with appropriately qualified third-party experts, as required.  As part of our corrective actions, we removed the subtotal for (loss)/profit from operations in our consolidated statement of comprehensive loss such that the revised presentation of the net gains and losses on disposal of vessels now complies with U.S. GAAP.

We completed the documentation and testing of these corrective actions during the fourth quarter of 2019 and, as of December 31, 2019, have concluded that the steps taken have remediated the material weakness related to the design and operation of our controls over the presentation of infrequent or unusual transactions.

Other than the changes noted above in this Item 15.D, there were no changes in our internal controls over financial reporting that occurred during or related to the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the fiscal year 2018 and for 2019 through December 3, 2019 were Ernst & Young. Our principal accountants from December 3, 2019 through December 31, 2019 were Deloitte & Touche LLP.

Audit Fees

The audit fees for the audit of the years ended December 31, 2019 and 2018 were $0.5 million and $0.6 million, respectively.

Audit-Related Fees

Audit-related fees relating to work performed by our principal accountants in 2019 and 2018 were $55,000 and $75,000, respectively.

Tax Fees

There were no tax fees billed by our principal accountants in 2019 or 2018.

All Other Fees

There were no other fees billed by our principal accountants in 2019 or 2018.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2019 and 2018.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 31, 2017, we announced that our board of directors had terminated our previous share repurchase plan and approved a new share repurchase plan (the “Repurchase Plan”), which authorizes us to repurchase up to $25 million of shares of our common stock through to August 31, 2020.

We may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the Repurchase Plan to repurchase any shares, and at any time we may suspend, delay or discontinue the Repurchase Plan.

During the years ended December 31, 2018 and 2019, there were no repurchases of shares of our common stock by us or affiliated purchasers.

The total remaining share repurchase authorization at December 31, 2019, was $25.0 million.

Item 16.F. Change in Registrant’s Certifying Accountant

As reported in our Report on Form 6-K dated as of December 3, 2019, we changed our independent registered public accounting firm as of December 3, 2019.

Item 16.G. Corporate Governance

We, as a foreign private issuer, are not required to comply with certain corporate governance practices followed by U.S. companies under the New York Stock Exchange (“NYSE”) listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE required practices, such as having a majority of independent directors, establishing a compensation committee and a nominating and corporate governance committee, adopting corporate governance guidelines and holding regular executive meetings of non-management directors.

The following is the significant way in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which difference is permitted by NYSE rules for “foreign private issuers” such as Ardmore Shipping Corporation:

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

Item 16.H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See index to Financial Statements on page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
1.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.2	Description of Securities
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2	Term Loan Facility, dated December 11, 2019, by and among Fitzroy Shipco LLC, Bailey Shipco LLC, Cromarty Shipco LLC, Dogger Shipco LLC, Ardmore Shipping LLC, the Company, ABN Amro Bank NV, Credit Agricole Corporate and Investment Bank and the other banks and financial institutions party thereto.
4.3	Term Loan and Revolving Facilities, dated December 11, 2019, by and among Faroe Shipco LLC, Plymouth Shipco LL, Portland Shipco LLC, Fisher Shipco LLC, Fair Isla Shipco LLC, Humber Shipco LLC, Forth Shipco LLC, Trafalgar Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank ABP, Filial I Norge, Skandinaviska Enskilda Banken Ab (Publ) and the other banks and financial institutions party thereto.
4.4	Share Purchase Agreement, dated November 26, 2017, between the Company and GA Holdings (incorporated herein by reference to Exhibit 4.6 to the Company’s Report on Form 20-F filed with the SEC on March 29, 2017).
4.5	Open Market Sale Agreement, dated August 31, 2018, between the Company and Evercore Group L.L.C., Jefferies LLC and Wells Fargo Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 31, 2018).
4.6	Open Market Sale Agreement, dated August 30, 2019, by and between the Company and Evercore Group L.L.C., Jefferies LLC and Wells Fargo Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 30, 2019).
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)
15.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young)
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL):

(i)	Consolidated Balance Sheets as of December 31, 2019 and 2018;
(ii)	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019, 2018 and 2017;
(iii)	Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2019, 2018 and 2017;
(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and
(v)	Notes to Consolidated Financial Statements

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
Chief Executive Officer
(Principal Executive Officer)

Date: April 3, 2020

TABLE OF CONTENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ardmore Shipping Corporation.

Opinion on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ardmore Shipping Corporation and subsidiaries (the "Company") as at December 31, 2019, and the related consolidated statements of comprehensive loss, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as at December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

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

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 3, 2020

We have served as the Company's auditor since 2019.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ardmore Shipping Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ardmore Shipping Corporation (the Company) as of December 31, 2018 the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with US generally accepted accounting principles.

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

/s/ Ernst & Young

We served as the Company’s auditor from 2011 to 2019.

Dublin, Ireland

February 15, 2019, except for Note 3 of Ardmore Shipping Corporation’s consolidated financial statements included in its 2018 Annual Report on Form 20-F/A, as to which the date is August 1, 2019

Ardmore Shipping Corporation

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except shares and as otherwise indicated)

		As at December 31
	Notes	2019	2018
ASSETS
Current assets
Cash and cash equivalents		51,723,107	56,903,038
Receivables, net of allowance for bad debts of $0.9 million (2018: $0.5 million)		30,083,358	27,460,132
Prepaid expenses and other assets		1,940,030	2,077,483
Advances and deposits		4,114,065	2,132,804
Inventories		10,158,735	12,812,039
Vessel held for sale	8	-	8,083,405
Total current assets		98,019,295	109,468,901

Non-current assets
Vessels and vessel equipment, net of accumulated depreciation of $146.2 million (2018: $135.2 million)		660,823,330	721,492,473
Deferred drydock expenditures, net of accumulated amortization of $10.3 million (2018: $11.5 million)		7,668,711	7,127,364
Ballast water treatment systems, installation in progress		384,408	528,774
Other non-current assets, net of accumulated depreciation of $1.4 million (2018: $1.0 million)		917,222	1,093,131
Amount receivable in respect of finance leases		2,880,000	2,880,000
Operating lease, right-of-use asset	7	1,745,464	2,169,158
Total non-current assets		674,419,135	735,290,900

TOTAL ASSETS		772,438,430	844,759,801

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		4,789,935	8,595,092
Accrued expenses and other liabilities	4	16,278,084	16,048,916
Accrued interest on debt and finance leases		880,183	1,732,859
Current portion of long-term debt	5	20,216,171	22,834,543
Current portion of finance lease obligations	6	17,975,322	25,849,200
Current portion of operating lease obligations	7	289,231	477,147
Total current liabilities		60,428,926	75,537,757

Non-current liabilities
Non-current portion of long-term debt	5	187,066,842	205,519,705
Non-current portion of finance lease obligations	6	197,704,372	215,626,898
Non-current portion of operating lease obligations	7	1,182,522	1,491,507
Total non-current liabilities		385,953,736	422,638,110

Stockholders’ equity
Common stock ($0.01 par value, 225,000,000 shares authorized, 35,019,232 issued and 33,097,831 outstanding as at December 31, 2019 and 35,019,232 issued and 33,097,831 outstanding as at December 31, 2018)		350,192	350,192
Additional paid in capital		416,841,494	414,508,403
Treasury stock (1,921,401 shares as at December 31, 2019 and 1,921,401 shares as at December 31, 2018)		(15,348,909)	(15,348,909)
Accumulated deficit		(75,787,009)	(52,925,752)
Total stockholders’ equity		326,055,768	346,583,934

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		772,438,430	844,759,801

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars, except for shares)

		For the years ended December 31
	Notes	2019	2018	2017
Revenue, net	3	230,042,240	210,179,181	195,935,392

Voyage expenses		(96,056,391)	(98,142,454)	(72,737,902)
Vessel operating expenses		(62,546,606)	(67,017,632)	(62,890,401)
Depreciation		(32,322,695)	(35,137,880)	(34,271,091)
Amortization of deferred drydock expenditures		(4,803,069)	(3,637,276)	(2,924,031)
General and administrative expenses
Corporate	9	(14,951,996)	(12,626,373)	(11,979,017)
Commercial and chartering	9	(3,194,218)	(3,233,888)	(2,619,748)
Loss on vessel held for sale	8	-	(6,360,813)	-
Loss on sale of vessels	8	(13,162,192)	-	-
Interest expense and finance costs	10	(26,759,754)	(27,405,608)	(21,380,165)
Interest income		952,190	606,665	436,195

Loss before taxes		(22,802,491)	(42,776,078)	(12,430,768)

Income tax	11	(58,766)	(162,923)	(59,567)

Net loss and comprehensive loss		(22,861,257)	(42,939,001)	(12,490,335)

Net loss per share, basic and diluted	12	(0.69)	(1.31)	(0.37)
Weighted average number of common shares outstanding, basic and diluted	12	33,097,831	32,837,866	33,441,879

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in U.S. Dollars, except for shares)

	Number of shares outstanding	Common stock	Additional paid-in capital	Treasury stock	Accumulated surplus/(deficit)	TOTAL
Balance as at December 31, 2016	33,575,610	340,613	405,279,257	(4,272,477)	2,922,406	404,269,799
Share-based compensation	-	-	457,046	-	-	457,046
Repurchase of common stock	(1,435,654)	-	(186,318)	(11,076,432)	-	(11,262,750)
Loss for year	-	-	-	-	(12,490,335)	(12,490,335)
Balance as at December 31, 2017	32,139,956	340,613	405,549,985	(15,348,909)	(9,567,929)	380,973,760
Cumulative effect of accounting change (1)	-	-	-	-	(418,822)	(418,822)
Share-based compensation	-	-	1,636,547	-	-	1,636,547
Net proceeds from equity offerings	957,875	9,579	7,321,871	-	-	7,331,450
Loss for year	-	-	-	-	(42,939,001)	(42,939,001)
Balance as at December 31, 2018	33,097,831	350,192	414,508,403	(15,348,909)	(52,925,752)	346,583,934
Share-based compensation	-	-	2,333,091	-	-	2,333,091
Loss for year	-	-	-	-	(22,861,257)	(22,861,257)
Balance as at December 31, 2019	33,097,831	350,192	416,841,494	(15,348,909)	(75,787,009)	326,055,768

(1)  The opening accumulated deficit has been adjusted on January 1, 2018 in connection with the adoption of FASB Accounting Standards Codification (ASC) 606. Please refer to Note 2.4.

The accompanying notes are an integral part of these consolidated financial statements

Ardmore Shipping Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

		For the years ended December 31
	Notes	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(22,861,257)	(42,939,001)	(12,490,335)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation		32,322,695	35,137,880	34,271,091
Amortization of deferred drydock expenditures		4,803,069	3,637,276	2,924,031
Share-based compensation		2,333,091	1,636,547	457,046
Loss on vessel held for sale	8	-	6,360,813	-
Loss on sale of vessels	8	13,162,192	-	-
Amortization and write-off of deferred finance fees		2,560,180	4,668,077	3,060,525
Foreign exchange		(73,207)	(200,504)	-
Deferred drydock expenditures		(5,387,875)	(6,599,085)	(3,809,906)
Changes in operating assets and liabilities:
Receivables		(2,623,226)	(614,151)	(4,116,021)
Working capital advances		-	3,100,000	200,000
Prepaid expenses and other assets		137,453	(664,608)	(527,236)
Advances and deposits		(1,981,261)	882,968	120,555
Inventories		2,653,304	(3,179,793)	(2,292,994)
Accounts payable		(3,672,559)	3,013,580	(1,192,159)
Accrued expenses and other liabilities		(48,663)	4,991,495	2,849,426
Charter revenue received in advance		-	-	(507,780)
Accrued interest on debt and finance leases		(852,676)	194,883	(530,015)
Net cash provided by operating activities		20,471,260	9,426,377	18,416,228

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels		26,557,707	-	-
Payments for acquisition of vessels and vessel equipment		(2,599,827)	(16,824,102)	(372,504)
Ballast water treatment systems, installation in progress		114,235	(528,774)	-
Deposits for purchases of new vessels		-	-	(1,635,000)
Payments for other non-current assets		(177,950)	(204,003)	(274,747)
Net cash provided by / (used in) investing activities		23,894,165	(17,556,879)	(2,282,251)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt		201,462,500	3,902,122	11,092,157
Repayments of long-term debt		(222,198,713)	(184,306,269)	(62,691,746)
Proceeds from finance leases		-	209,725,500	33,120,000
Repayments of finance leases		(26,510,556)	(7,336,520)	(2,060,264)
Payments for deferred finance fees		(2,298,587)	(3,740,150)	(826,840)
Net proceeds from equity offerings		-	7,331,450	-
Repurchase of common stock		-	-	(11,262,750)
Net cash (used in) / provided by financing activities		(49,545,356)	25,576,133	(32,629,443)

Net (decrease) / increase in cash and cash equivalents		(5,179,931)	17,445,631	(16,495,466)

Cash and cash equivalents at the beginning of the year		56,903,038	39,457,407	55,952,873

Cash and cash equivalents at the end of the year		51,723,107	56,903,038	39,457,407

Cash paid during the period for interest in respect of debt		11,544,904	17,482,989	16,918,723
Cash paid during the period for interest in respect of finance leases		13,529,033	5,100,987	1,889,610
Cash paid during the period for income taxes		54,730	139,849	58,736

The accompanying notes are an integral part of these consolidated financial statements

 Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

1.	Overview

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at December 31, 2019, the Company had 25 vessels in operation. The average age of the Company’s operating fleet as at December 31, 2019 was 6.4 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at December 31, 2019, ASC had 75 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to the majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Vessels

As at December 31, 2019, the Company owned and operated a modern fleet of 25 product/chemical vessels with Marshall Island flags, a combined carrying capacity of 1,111,294 dead weight tonnes (“dwt”) and an average age of approximately 6.4 years.

Vessel Name	Type	Dwt	IMO (1)	Built	Country	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2 /3	Feb-13	Korea	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2 /3	Jun-13	Korea	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2 /3	Jan-14	Korea	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2 /3	Feb-14	Korea	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2 /3	May-15	Korea	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2 /3	Jun-15	Korea	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2 /3	Aug-15	Korea	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2 /3	Nov-15	Korea	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2 /3	Jul-13	Korea	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2 /3	Sep-13	Korea	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2 /3	Dec-13	Korea	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2 /3	Jan-14	Korea	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2 /3	Jan-14	Korea	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2 /3	Feb-14	Korea	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2 /3	Mar-14	Korea	Eco-design
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	Eco-design
Total	25	1,111,294

(1)	International Maritime Organization (“IMO”) cargo classification

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies

2.1.	Basis of preparation

The accompanying consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). All subsidiaries are 100% directly or indirectly owned by ASC. AASML, which is a 50% owned joint venture, is accounted for using the equity method. All intercompany balances and transactions have been eliminated on consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the Company’s previously reported consolidated results of operations.

2.2.	Uses of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for vessels, vessel valuations, residual value of vessels, expected future cash flows from vessels to support vessel impairment tests, provisions necessary for receivables from charterers, the selection of inputs used in the valuation model for share-based payment awards, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable. Actual results could differ from those estimates.

2.3.	Reporting currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is U.S. Dollars because the Company operates in international shipping markets in which most transactions are denominated in the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. Resulting gains and losses are included in the accompanying consolidated statements of comprehensive loss.

2.4.	Recent accounting pronouncements

The Company implemented Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, codified as “ASC 606”, on January 1, 2018. The Company applied the modified retrospective method to implement ASC 606. The implementation of ASC 606 did not have a material impact on the consolidated financial statements. The implementation of ASC 606 resulted in a cumulative adjustment that increased the Company’s accumulated deficit as at January 1, 2018 in the amount of $418,822. In addition, the Company’s revenue for the year ended December 31, 2018 included an adjustment that reduced revenue by $454,581 due to the implementation of ASC 606.

The Company implemented FASB ASU No. 2016-02, Leases, codified as “ASC 842” on January 1, 2018, by early adoption. The Company applied the modified retrospective method to implement ASC 842. The Company previously recognized on its consolidated balance sheets those leases classified as capital leases. Those leases that are currently accounted for as operating leases (primarily for office space) are included on the Company’s consolidated balance sheets as a right-of-use asset and related lease liability in accordance with the new guidance.

In connection with its adoption of ASC 842, the Company elected the "package of 3" practical expedients permitted under the transition guidance, which exempts the Company from reassessing:

1)	whether any expired or existing contracts are or contain leases;
2)	any expired or existing lease classifications; and
3)	initial direct costs for any existing leases.

Additionally, the Company elected, consistent with the practical expedient allowed under the transition guidance of ASC 842, to not separate the lease and non-lease components related to a lease contract and to account for them instead as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

The Company also elected the practical expedient of ASC 842 that allows for lease contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized on our consolidated balance sheets as at January 1, 2018. The implementation of ASC 842 resulted in operating lease right-of-use assets and the corresponding lease liabilities to be recognized on the Company’s consolidated balance sheets for lease contracts greater than 12 months on the date of adoption of ASC 842.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.4.	Recent accounting pronouncements (continued)

The Company implemented these two new accounting standards as at January 1, 2018, with ASC 842 being early adopted. Both accounting standards were applied using the modified retrospective method. The implementation of ASC 606 did not have a material impact on the financial statements. An adjustment of $418,822 is presented as a cumulative adjustment to opening retained earnings as at January 1, 2018. The corresponding adjustment for 2018 was $454,581 resulting in a decrease of revenue.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which amends several aspects of the measurement of credit losses on financial instruments based on an estimate of current expected credit losses. ASU 2016-13 will apply to loans, accounts receivable, trade receivables, other financial assets measured at amortized cost, loan commitments and other off-balance sheet credit exposures. ASU 2016-13 will also apply to debt securities and other financial assets measured at fair value through other comprehensive income. The standard will be effective for the Company for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of adoption; however, the Company does not expect adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

2.5.	Revenue

Revenue is generated from spot charter arrangements, time charter arrangements and pool arrangements.

Spot charter arrangements

The Company’s spot charter arrangements are for single voyages for the service of the transportation of cargo that are generally short in duration (less than two months) and the Company is responsible for all costs incurred during the voyage, which include bunkers and port/canal fees, as well as general vessel operating costs (e.g. crew, repairs and maintenance and insurance costs; and fees paid to technical managers of its vessels). Accordingly, under spot charter arrangements, key operating decisions and the economic benefits associated with a vessel’s use during the charter period reside with the Company. As at its adoption on January 1, 2018, the Company applies revenue recognition guidance in ASC 606, Revenue from Contracts with Customers (“ASC 606”) to account for its spot charter arrangements.

The consideration that the Company expects to be entitled to receive in exchange for its transportation services is recognized as revenue ratably over the duration of a voyage on a load-to-discharge basis (i.e. from when cargo is loaded at the port to when it is discharged after the completion of the voyage). The consideration that the Company expects to be entitled to receive includes estimates of revenue associated with the loading or discharging time that exceed the originally estimated duration of the voyage, which is referred to as “demurrage revenue”, when it is determined there will be incremental time required to complete the contracted voyage. Demurrage revenue is not considered a separate deliverable in accordance with ASC 606 as it is part of the single performance obligation in a spot charter arrangement, which is to provide cargo transportation services to the completion of a contracted voyage.

Prior to the adoption of ASC 606, the Company recognized spot charter revenue ratably during the period from when a vessel had departed from its prior charter discharge port and sufficient evidence existed that the vessel had entered a new charter arrangement to the point where cargo associated with the new charter arrangement had been discharged after the completion of the voyage.

Time charter arrangements

The Company’s time charter arrangements are for a specified period of time and key decisions concerning the use of the vessel during the duration of the time charter period reside with the Charterer. In time charter arrangements, the Company is responsible for the crewing, maintenance and insurance of the vessel, and the Charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs.

As the Charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the Charterer is also responsible for costs incurred during the voyage, the Charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the Charterer during the specified time charter period. Accordingly, time charters are considered operating leases and the Company applies guidance for lessors in ASC 842. Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.5.	Revenue (continued)

Pooling arrangements

The Company participates in commercial pooling arrangements to charter certain of its vessels from time to time. In these arrangements, the participating members seek to benefit from the more efficient employment of their vessels as the manager of the vessels in the pool leverages the size of the fleet commercially and operationally. The manager is responsible for the commercial management on behalf of the members of the pool, including responsibility for voyage expenses such as fuel and port charges. The pool members are responsible for maintaining the vessel operating expenses of their participating vessels, including crewing, repairs and maintenance and insurance of their participating vessels.

The earnings from all vessels are pooled and shared by the members of the arrangement based on the earnings allocation terms of the arrangement, which consider the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. Therefore, the earnings allocation represents the pool members’ consideration for their different contribution to the collaborative arrangement. The Company recognizes its earnings allocation as revenue in accordance with the guidance for collaborative arrangements

2.6.	Voyage and vessel operating expenses

Voyage expenses

Voyage expenses represent costs the Company is responsible to incur in charter arrangements during a voyage that are directly related to a voyage. Voyage expenses include bunkers and port/canal costs, which are expensed as incurred.

Voyage expenses also include contract fulfillment costs that are incurred by the Company prior to a voyage that are from the latter of when a vessel departed from its prior charter discharge port and when a vessel entered a new charter to the arrival at the loading port for the new charter are deferred and amortized ratably over the new charter for charters accounted for in accordance with ASC 606. Such costs are typically comprised of bunkers.

Vessel operating expenses

Vessel operating expenses represent costs the Company incurs to operate its vessels that are not directly related to a voyage and include such costs the Company incurs for its vessels in pooling arrangements. Vessel operating expenses include crew, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. Vessel operating expenses are expensed as incurred.

2.7.	Cash and cash equivalents

The Company classifies investments with an original maturity date of three months or less as cash and cash equivalents. The Company is required to maintain a minimum cash balance in accordance with its long-term debt facility agreements (see Note 5) and finance lease facility agreements (see Note 6).

2.8.	Receivables

Receivables include amounts due from charterers for hire and other recoverable expenses due to the Company. As at the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate allowance for bad debt.

2.9.	Prepaid expenses and other assets

Prepaid expenses and other assets consist of payments made in advance for insurance or other expenses, and insurance claims outstanding and certain assets held by vessel managers. Insurance claims are recorded, net of any deductible amounts, for insured damages which are recognised when recovery is virtually certain under the related insurance policies and where the Company can make an estimate of the amount to be reimbursed following the insurance claim. As at the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.10.	Advances and deposits

Advances and deposits primarily include amounts advanced to third-party technical managers and AASML for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business.

2.11.	Inventories

Inventories consist of bunkers, lubricating oils and other consumables on board the Company’s vessels. Inventories are valued at the lower of cost or market value on a first-in first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate. Spares are expensed as incurred.

2.12.	Vessel held for sale

Assets are classified as held for sale when management, having the authority to approve the action, commits to a plan to sell the asset, the sale is probable within one year, and the asset is available for immediate sale in its present condition. Consideration is given to whether an active program to locate a buyer has been initiated, whether the asset is marketed actively for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When assets are classified as held for sale, they are measured at the lower of their carrying amount or fair value less cost to sell and they are tested for impairment.

An impairment charge is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

2.13.	Vessels and vessel equipment

Vessels and vessel equipment are recorded at their cost less accumulated depreciation.

Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of the Company’s vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton. The scrap value of the vessels is estimated at $300 (2018: $300) per lightweight ton.

Vessel equipment comprises the costs of significant replacements, renewals and upgrades to the Company’s vessels. Vessel equipment is depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred.

2.14.	Deferred drydock expenditures

The Company follows the deferral method of accounting for drydock expenditures whereby actual expenditures incurred are deferred and are amortized on a straight-line basis through to the date of the next scheduled drydocking, generally 30 to 60 months. Expenditures deferred as part of the drydock include direct costs that are incurred as part of the drydocking to meet regulatory requirements. Certain expenditures are capitalized during drydocking if they are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct expenditures that are deferred include the shipyard costs, parts, inspection fees, steel, blasting and painting. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred. Unamortized drydock expenditures of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels’ sale. Unamortized drydock expenditures are written off as drydock expense if the vessels are drydocked before the expiration of the applicable amortization period.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.15.	Ballast water treatment systems, installation in progress

The Company is in the process of installing ballast water treatment systems on each of its vessels that do not currently have the system installed. This is a requirement of the International Maritime Organization. The Company capitalizes and depreciates the costs of ballast water treatment systems, including installation costs, on each vessel from the date of completion of the system over the remaining useful life of the vessel.

2.16.	Vessel impairment

Management regularly reviews the carrying amounts of the Company’s vessels that are “held and used” for recoverability. Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount together with the carrying value of deferred drydock expenditures and special survey costs related to the vessel.

For purposes of testing for recoverability, net operating cash flows are determined by applying various assumptions regarding future revenues net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. In estimating future revenues, the Company considers charter rates for each vessel class over the estimated remaining lives of the vessels, using as described below, both historical average rates for the Company over the last five years, where available, and historical average one-year time charter rates for the industry over the last 10 years in each case adjusted for inflation. Recognizing that rates tend to be cyclical and considering market volatility based on factors beyond the Company’s control, management believes it is reasonable to use estimates based on a combination of more recent inflation-adjusted internally generated rates and the inflation-adjusted 10-year average historical average industry rates.

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The Company did not recognize a vessel impairment charge for the years ended December 31, 2019, 2018 and 2017.

2.17.	Other non-current assets

Other non-current assets relate to office equipment, fixtures and fittings and leasehold improvements. Office equipment and fixtures and fittings are recorded at their cost less accumulated depreciation and are depreciated based on an estimated useful life of five years. Leasehold improvements relate to fit-out costs for work completed on the Company’s offices in Ireland and Singapore. Leasehold improvements are recorded at their cost less accumulated depreciation and are depreciated over the life of the respective leases.

2.18.	Amount receivable in respect of finance leases

As part of finance lease arrangements, the Company provided a lessor with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. The associated finance lease liability is presented gross of the $2.9 million.

2.19.	Operating leases

Operating leases relate to long-term commitments for the Company’s offices. The Company recognizes on its consolidated balance sheets the right-of-use assets and lease liabilities for lease contracts greater than 12 months. The discount rate used for calculating the cost of the operating leases is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

2.20.	Finance leases

Finance leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statements of comprehensive loss using the effective interest method over the life of the lease. Following the implementation of ASC 842, Leases, the transactions for the sale and leaseback of vessels, which were previously classified as capital leases under ASC 840, Leases, are now classified as finance leases with no other changes.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.21.	Accounts payable

Accounts payable include all financial obligations to vendors for goods or services that have been received or will be received in the future.

2.22.	Accrued expenses and other liabilities

Accrued expenses and other liabilities include all accrued liabilities in relation to the operating and running of the vessels, along with amounts accrued for general and administrative expenses.

2.23.	Equity method investments

The Company’s investment in AASML is accounted for using the equity method of accounting. Under the equity method of accounting, the Company initially recorded the investment in AASML at cost and adjusts the carrying amount of the investment to recognize their respective share of earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investment. The Company evaluates its equity method investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of comprehensive loss.

2.24.	Contingencies

Claims, suits and contingencies arise in the ordinary course of the Company’s business. The Company provides for these contingencies when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for contingencies that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred as at the balance sheet date.

2.25.	Distributions to shareholders

Subject to the Board of Directors’ approval, distributions to common stockholders are applied first to accumulated surplus. When accumulated surplus is not sufficient, distributions are applied to the additional paid in capital account.

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

2.27.	Debt and finance lease issuance costs

Financing charges which include fees, commissions and legal expenses associated with securing loan facilities and finance lease agreements are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the debt liability or finance lease obligation. These costs are amortized to interest expense and finance costs in the consolidated statements of comprehensive loss using the effective interest rate method over the life of the related debt or finance lease.

2.28.	Share-based compensation

The Company may grant share-based payment awards, such as restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and dividend equivalent rights (“DERs”), as incentive-based compensation to certain employees. The Company measures the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statements of comprehensive loss over the requisite service period.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.28.	Share-based compensation (continued)

The SAR awards granted prior to the 2018 award contain a market condition whereby, in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. The market condition does not apply after July 31, 2016. The SAR awards with a market condition were valued by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero-coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group.

The SARs are settled through the delivery of Ardmore shares, not cash. Hence, in accordance with the guidance in ASC 718, the Company have classified the plan as an equity settled share-based payment plan. The cost of each tranche of SARs is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vested before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares upon the exercise, if any, of the SARs is to register and issue new common shares to the beneficiary.

Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The cost of RSUs will be recognized by the Company on a straight-line basis over the vesting period. The Company’s policy for issuing shares upon the vesting of the RSUs is to register and issue new common shares to the grantee.

Under a DER award, in the event that dividends are declared and paid on a share with a record date on or after the applicable grant date, the grantee is entitled to receive a share of ASC’s common stock equal to the amount of the dividend declared multiplied by the number of shares per the award, divided by the Fair Market Value of a share on the date the dividends are paid. The cost of DERs will be recognized by the Company on a straight-line basis over the vesting period. The Company’s policy is to register and issue new common shares to the grantee at the time that dividends are paid.

The DER awards were valued by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero-coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group.

2.29.	Treasury stock

When shares are acquired for a reason other than formal or constructive retirement, the shares are presented separately as a deduction from equity. If the shares are retired or subsequently sold, any gain would be allocated as a reduction in additional paid in capital and any loss as a reduction in retained earnings.

2.30.	Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheets are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.31.	Income taxes

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

Bermuda

Ardmore Shipping (Bermuda) Limited is incorporated in Bermuda. Ardmore Shipping Corporation, Ardmore Shipping LLC and Ardmore Shipping (Bermuda) Limited are managed and controlled in Bermuda. Ardmore Shipping Corporation is subject to taxation under the laws of Bermuda and distributions by its subsidiaries to Ardmore Shipping Corporation will be subject to any taxes under the laws of Bermuda.

Ireland

Ardmore Shipholding Limited and Ardmore Shipping Services (Ireland) Limited are incorporated in Ireland. Ardmore Shipholding Limited is dormant and as such is not anticipated to generate trading income subject to corporation tax in Ireland.

Ardmore Shipping Services (Ireland) Limited’s trading profits are taxable at the standard corporation tax rate which is currently 12.5% based on generally accepted accounting principles in Ireland. Any non-trading / passive income is taxed at the higher corporation tax rate which is currently 25%.

United States of America

Ardmore Shipping (Americas) LLC (“ASUSA”) and Ardmore Trading (USA) LLC (“ATUSA”) are incorporated in Delaware and treated as corporations for U.S. tax purposes. ASUSA and ATUSA will be subject to U.S. tax on their worldwide net income.

Singapore

Ardmore Shipping (Asia) Pte. Limited and Ardmore Tanker Trading (Asia) Pte. Limited are incorporated in Singapore. Ardmore Shipping (Asia) Pte. Limited qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the company to tax exemption on profits derived from ship operations for any vessels which are owned or chartered in by Ardmore Shipping (Asia) Pte. Limited. Ardmore Tanker Trading (Asia) Pte. Limited, which commenced business July 1, 2019, will be subject to Singapore tax on its worldwide profits.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statements of comprehensive loss regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2019 amounted to $Nil (2018: $Nil, 2017: $Nil).

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

2.	Significant accounting policies (continued)

2.31.	Income taxes (continued)

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2019 amounted to $Nil (2018: $Nil, 2017: $Nil).

3.	Business and segmental reporting

The Company is primarily engaged in the ocean transportation of petroleum and chemical products in international trade through the ownership and operation of a fleet of tankers. Tankers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. The Company charters its vessels to commercial shippers through a combination of spot, time-charter, and pool arrangements. The chief operating decision maker (“CODM”) does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of vessel employment, management cannot and does not identify expenses, profitability or other financial information for these charters or other forms of employment. As a result, the CODM reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions) and, as a result, the disclosure of geographic information is impracticable. In this respect, the Company has determined that it operates under one reportable segment, relating to its operations of its vessels.

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
	2019	2018	2017
Charterer A	<10%	27,025,590	34,797,654

The following table presents the Company’s revenue contributions by nature of vessel employment.

	For the years ended December 31
	2019	2018
Voyage charters (1)	218,969,349	193,679,937
Time charters (2)	10,974,608	2,453,062
Pooling arrangements (3)	98,283	14,046,182
	230,042,240	210,179,181

(1)	Represents revenue recognized by the Company associated with charters that were accounted for in accordance with ASC 606.

(2)	Represents revenue recognized by the Company associated with charters that were accounted for in accordance with ASC 842.

(3)	Represents revenue recognized by the Company associated with pooling arrangements that were accounted for in accordance with the guidance for collaborative arrangements.

In 2017, 79% of the revenue was in Voyage charters, 20% in Pooling arrangements and 1% in Time charters which were accounted for in accordance with ASC 840.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

4.	Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following as at December 31, 2019 and 2018:

	As at December 31
	2019	2018
Accrued vessel operating expenses and voyage expenses	12,096,220	12,731,272
Other accrued expenses	4,181,864	3,317,644
Total accrued expenses	16,278,084	16,048,916

5.	Debt

As at December 31, 2019, the Company had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 13 vessels as at December 31, 2019. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at December 31, 2019 and 2018 were as follows:

	As at December 31
	2019	2018
CACIB Bank Facility	-	31,300,000
Old Nordea/SEB Joint Bank Facility	-	86,371,847
ABN/DVB/NIBC Joint Bank Facility	-	92,131,594
NIBC Bank Facility	6,045,000	7,465,000
Nordea/SEB Joint Bank Facility	100,000,000	-
Nordea/SEB Revolving Facility	40,000,000	-
ABN/CACIB Joint Bank Facility	61,462,500	-
ABN AMRO Revolving Facility	4,019,007	14,994,279
Total debt	211,526,507	232,262,720
Deferred finance fees	(4,243,494)	(3,908,472)
Net total debt	207,283,013	228,354,248
Current portion of long-term debt	21,274,111	24,217,892
Current portion of deferred finance fees	(1,057,940)	(1,383,349)
Total current portion of long-term debt	20,216,171	22,834,543
Non-current portion of long-term debt	187,066,842	205,519,705

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at December 31
2019
2020	21,274,111
2021	21,906,236
2022	17,281,236
2023	17,281,236
2024	133,783,688
211,526,507

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

5.	Debt (continued)

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three-month period ended September 30, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. On December 16, 2019, the loan facility was repaid in full.

Old Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. On October 29, 2018, two of the tranches were repaid as part of the refinancing of the Ardmore Dauntless and Ardmore Defender. On December 16, 2019, the loan facility was repaid in full.

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

On August 4, 2016, an incremental term loan of $36.6 million was made under the amended facility in order to fund two vessel acquisitions, and NIBC Bank N.V. joined as an additional lender under the facility. The incremental term loan consisted of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. On December 6, 2018, the two additional tranches were repaid as part of the refinancing of the Ardmore Seavanguard and Ardmore Exporter. On February 19, 2019, one of the tranches was repaid due to the sale of the Ardmore Seamaster. On May 24, 2019, one of the tranches was repaid due to the sale of the Ardmore Seafarer. On December 16, 2019, the loan facility was repaid in full.

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to the Company in 2014. The facility was drawn down in September 2014. Interest is calculated at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

Nordea/SEB Joint Bank Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The facility was fully drawn down in December 2019. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility may be drawn down or repaid with five days’ notice. The term loan and revolving credit facility mature in December 2024.

ABN/CACIB Joint Bank Facility

On December 11, 2019, four of ASC’s subsidiaries entered into a $61.5 million long-term loan facility with ABN AMRO Bank N.V. and Credit Agricole Corporate and Investment Bank to refinance existing facilities. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2024.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

5.	Debt (continued)

ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest is calculated at a rate of LIBOR plus 3.5%. Interest payments are payable on a quarterly basis. The facility matures in October 2020 with an option to extend for a further year.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

•	maintain minimum solvency of not less than 30%;

•

maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at December 31, 2019, was $21.1 million;

•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;

•	maintain a corporate net worth of not less than $150 million; and

•	maintain positive working capital, excluding balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at December 31, 2019 and 2018.

6.	Finance lease

As at December 31, 2019, the Company was a party, as the lessee, to six finance lease facilities. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled 12 vessels as at December 31, 2019. (2018: 13 vessels) ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at December 31, 2019 and 2018 were as follows:

	As at December 31
	2019	2018
River Hudson LLC	-	10,380,600
Japanese Leases No.1 and 2	31,398,900	36,253,400
Japanese Lease No.3	15,498,000	17,870,500
CMBFL Leases No.1 to 4	79,896,836	87,496,402
Ocean Yield ASA	61,153,740	66,563,040
Japanese Lease No.4	23,983,699	26,061,943
China Huarong Leases	46,717,764	51,555,997
Finance lease obligations	258,648,939	296,181,882
Amounts representing interest and deferred finance fees	(42,969,245)	(54,705,784)
Finance lease obligations, net of interest and deferred finance fees	215,679,694	241,476,098

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

6.	Finance lease (continued)

	As at December 31
	2019	2018
Current portion of finance lease obligations	18,650,022	26,589,017
Current portion of deferred finance fees	(674,700)	(739,817)
Non-current portion of finance lease obligations	200,335,437	218,985,447
Non-current portion of deferred finance fees	(2,631,065)	(3,358,549)
Total finance lease obligations, net of deferred finance fees	215,679,694	241,476,098

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at December 31
2019
2020	26,868,097
2021	26,523,339
2022	26,470,805
2023	38,028,900
2024	24,179,292
2025 – 2030	116,578,506
Finance lease obligations	258,648,939
Amounts representing interest and deferred finance fees	(42,969,245)
Finance lease obligations, net of interest and deferred finance fees	215,679,694

Assets recorded under finance leases consist of the following:

	As at December 31
	2019	2018
Vessels and vessel equipment, net of accumulated depreciation	296,708,230	310,095,004
Deferred drydock expenditures, net of accumulated amortization	4,419,417	3,883,056
Ballast water treatment systems, installation in progress	221,277	156,548
Vessel held for sale	-	8,083,405
	301,348,924	322,218,013

River Hudson LLC

On December 22, 2016, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seatrader. The facility was drawn down in December 2016. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for the Company to repurchase the vessel, as well as a purchase option exercisable by the Company, which the Company could elect to exercise at an earlier date. On January 2, 2019, the Company exercised the purchase option and repaid the facility in full.

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included in the consolidated balance sheets as ‘Amount receivable in respect of finance leases’ with the associated finance lease liability presented gross of the $2.9 million.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

6.	Finance leases (continued)

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2024 and includes purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. . This amount has been offset against the finance lease liability in the consolidated balance sheets, with the associated finance lease liability presented net of the $1.4 million.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest is calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively with Ocean Yield ASA. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2030 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Engineer with Rich Ocean Shipping. The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.20%. Principal repayments on the lease are made on a monthly basis. The finance lease is scheduled to expire in 2029 and includes a mandatory purchase obligation for the Company to repurchase the vessel, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date.

Finance leases financial covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company’s long-term debt financial covenants described in Note 5. The Company was in full compliance with all of its finance lease related financial covenants as at December 31, 2019 and 2018.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

7.	Operating lease

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts. The discount rate used to measure the lease liability is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in Cork, Ireland, Singapore, Bermuda and Houston, Texas which are denominated in various currencies. The weighted average remaining term of the office leases as at December 31, 2019 was 6.0 years. Under ASC 842, the right-of-use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of comprehensive loss.

	As at December 31
	2019	2018
Operating lease, right-of-use asset	1,745,464	2,169,158
Total operating lease, right-of-use asset	1,745,464	2,169,158

Current portion of operating lease obligations	289,231	477,147
Non-current portion of operating lease obligations	1,182,522	1,491,507
Total operating lease obligations	1,471,753	1,968,654

	For the years ended December 31
	2019	2018
Foreign exchange gain on operating leases	(73,207)	(200,504)
Total foreign exchange gain on operating leases	(73,207)	(200,504)

As at December 31, 2019, the Company had the following maturity of operating lease obligations:

As at December 31
2019
2020	314,496
2021	249,302
2022	254,119
2023	258,972
2024	263,834
2025 – 2026	314,222
Total lease payments	1,654,945
Less imputed interest	(183,192)
Present value of lease liabilities	1,471,753

8.	Loss on sale of vessels

In 2017, there were no sales of vessels.

In November 2018, the Company agreed to terms for the sale of the Ardmore Seatrader. Effective November 2018, the Company reclassified the vessel as held for sale and ceased to depreciate the vessel. The Company exercised its purchase option on the financing transaction in January 2019 and repaid all amounts outstanding under the finance lease. The price for the subsequent sale of the vessel by the Company was $8.3 million, resulting in a loss of $6.4 million which was recognized in 2018. The vessel was delivered to the buyer in January 2019.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

8.	Loss on sale of vessels (continued)

The loss on the vessel held for sale for the year ended December 31, 2018 is calculated as follows:

Seatrader
Sales proceeds	8,250,000
Net book value of vessel	(14,444,217)
Sales related costs	(166,596)
Loss on vessel held for sale	(6,360,813)

In February 2019, the Company agreed to terms for the sale of the Ardmore Seamaster. Effective February 1, 2019, the Company reclassified the vessel as held for sale and ceased to depreciate the vessel. The Company repaid the outstanding debt facility on the vessel in February 2019. The sales price for the vessel was $9.7 million, resulting in a loss of $6.6 million when the vessel delivered to the buyer in February 2019.

In May 2019, the Company agreed to terms for the sale of the Ardmore Seafarer. Effective May 7, 2019, the Company reclassified the vessel as held for sale and ceased to depreciate the vessel. The Company repaid the outstanding debt facility on the vessel in May 2019. The sales price for the vessel was $9.1 million, resulting in a loss of $6.6 million when the vessel delivered to the buyer in May 2019.

The loss on the sale of vessels for the year ended December 31, 2019 is calculated as follows:

	Seamaster	Seafarer	Total
Sales proceeds	9,700,000	9,100,000	18,800,000
Net book value of vessels	(15,979,901)	(15,537,708)	(31,517,609)
Sales related costs	(289,862)	(154,721)	(444,583)
Loss on sale of vessels	(6,569,763)	(6,592,429)	(13,162,192)

9.	General and administrative expenses

9.1.	Corporate

	For the years ended December 31
	2019	2018	2017
Staff salaries	7,021,010	5,419,944	6,851,692
Share-based compensation	2,333,091	1,636,547	457,046
Office administration	2,512,392	2,658,087	2,538,973
Bank charges and foreign exchange	151,411	47,142	219,910
Auditors’ remuneration	532,600	676,600	558,600
Other professional fees	2,014,063	2,009,200	1,280,163
Other administration costs	387,429	178,853	72,633
	14,951,996	12,626,373	11,979,017

9.2.	Commercial and chartering

Commercial and chartering expenses are the expenses attributable to the Company’s chartering and commercial operations departments in connection with the Company’s spot trading activities.

	For the years ended December 31
	2019	2018	2017
Staff salaries	2,221,928	2,414,574	1,934,923
Office administration	398,569	419,773	341,219
Other administration costs	573,721	399,541	343,606
	3,194,218	3,233,888	2,619,748

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

10.	Interest expense and finance costs

	For the years ended December 31
	2019	2018	2017
Interest incurred - debt	10,780,248	17,070,112	16,430,031
Interest incurred - finance leases	13,419,326	5,667,420	1,889,609
Amortization of deferred finance fees	2,023,279	2,400,621	2,536,402
Write-off of deferred finance fees in relation to refinancing	536,901	2,267,455	524,123
	26,759,754	27,405,608	21,380,165

11.	Income taxes

The components of income tax are as follows:

	For the years ended December 31
	2019	2018	2017
Current tax expenses	(58,766)	(162,923)	(59,567)
Income tax expense for year	(58,766)	(162,923)	(59,567)

The differences between income taxes expected at the Bermuda statutory income tax rate of zero percent and the reported income tax expense are summarized as follows:

	For the years ended December 31
	2019	2018	2017
Bermuda statutory income tax rate	0.00%	0.00%	0.00%
Income subject to tax in other jurisdictions	0.26%	0.38%	0.48%
Effective tax rate	0.26%	0.38%	0.48%

12.	Net loss per share and dividends per share

Basic and diluted net loss per share is calculated by dividing the net loss available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net earnings / (loss) available to common shareholders and the weighted average number of common shares used for calculating basic earnings / (loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the years ended December 31
Numerator:	2019	2018	2017
Net loss	(22,861,257)	(42,939,001)	(12,490,335)
Denominator:
Weighted average number of shares outstanding	33,097,831	32,837,866	33,441,879
Net loss per share, basic and diluted	(0.69)	(1.31)	(0.37)

For the year ended December 31, 2019, SARs granting the right to acquire 2,544,983 shares (2018: 1,984,983, 2017: 1,343,375) were outstanding. The SARs have been excluded from the computation of diluted earnings per share as they are anti-dilutive.

The Company did not make any payments of dividends for the years ended December 31, 2019, 2018 and 2017.

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

13.	Related party transactions

Anglo Ardmore Ship Management Limited (“AASML”)

AASML is a 50% joint venture entity owned in equal share by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML is accounted for under the equity method of accounting. The carrying value of the investment as at December 31, 2019 and 2018 was not significant. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018.

The Company has entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 16 vessels of the Company’s fleet as at December 31, 2019 (2018: 18 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

Total management fees paid to AASML for the year ended December 31, 2019 were $3.0 million (2018: $2.8 million), which are included in vessel operating expenses in the consolidated statement of comprehensive loss. Amounts due from/(to) AASML in respect of management fees were $Nil as at December 31, 2019 (2018: $Nil). Advances to AASML for technical management services as at December 31, 2019 were $2.8 million (2018: $1.3 million) and are included in Advances and deposits in the consolidated balance sheets.

GA Holdings LLC

For the year ended December 31, 2017, in connection with the secondary public offering by GA Holdings LLC in November 2017, the Company repurchased from GA Holdings LLC 1,435,654 shares of its own common stock for $11.1 million, at a price per share equal to the price per share at which GA Holdings LLC sold shares to the underwriters in the public offering.

14.	Share-based compensation

Stock appreciation rights

As at December 31, 2019, the Company had granted 2,550,762 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
Grant Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life	Valuation Method
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs	Monte Carlo
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs	Monte Carlo
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs	Monte Carlo
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 - 5.0 yrs	Monte Carlo
04-Apr-18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07-Mar-19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes

Changes in the SARs for the year ended December 31, 2019 are set forth below:

	No. of SARs	Weighted average exercise price
Balance as at January 1, 2019	1,984,983	$7.72
SARs granted during the twelve months ended December 31, 2019	560,000	$5.10
SARs forfeited during the twelve months ended December 31, 2019	-	-
Balance as at December 31, 2019 (none of which are exercisable or convertible)	2,544,983	$7.14

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

14.	Share-based compensation (continued)

Stock appreciation rights (continued)

The total cost related to non-vested awards expected to be recognized through 2022 is set forth below:

Period	TOTAL
2020	1,262,129
2021	373,333
2022	62,222
1,697,684

Restricted stock units

As at December 31, 2019, the Company had granted 322,106 RSUs to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47

Changes in the RSUs for the year ended December 31, 2019 is set forth below:

	No. of RSUs	Weighted average fair value at grant date
Balance as at January 1, 2019	-	-
RSUs granted during the twelve months ended December 31, 2019	322,106	$5.28
Balance as at December 31, 2019 (none of which are vested)	322,106	$5.28

The total cost related to non-vested awards expected to be recognized through 2022 is set forth below:

Period	TOTAL
2020	740,781
2021	146,557
2022	24,426
911,764

Dividend equivalent rights

As at December 31, 2019, the Company had granted 1,146,517 DERs to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
Grant Date	DERs Awarded	Service Period	Fair Value	Dividend Yield	Risk-free rate of Return	Expected Volatility	Valuation Method
04-Nov-19	1,146,517	2 yrs	$0.49	2.93%	2.06%	30.22%	Monte Carlo

Ardmore Shipping Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars, except for shares and as otherwise indicated)

14.	Share-based compensation (continued)

Dividend equivalent rights (continued)

Changes in the DERs for the year ended December 31, 2019 is set forth below:

	No. of DERs	Weighted average fair value at grant date
Balance as at January 1, 2019	-	-
DERs granted during the twelve months ended December 31, 2019	1,146,517	$0.49
Balance as at December 31, 2019 (none of which are vested)	1,146,517	$0.49

The total cost related to non-vested awards expected to be recognized through 2021 is set forth below:

Period	TOTAL
2020	280,897
2021	234,080
514,977

15.	Repurchase of common stock

On August 31, 2017, the Company announced that the board of directors had terminated the previous share repurchase plan and approved a new share repurchase plan (the “New Plan”), which authorizes the Company to repurchase up to $25 million of shares of its common stock through August 31, 2020. The Company may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, but the Company is not obligated under the terms of the New Plan to repurchase any shares, and at any time the Company may suspend, delay or discontinue the New Plan.

During the year ended December 31, 2017, the Company repurchased 1,435,654 common shares at a weighted-average price of approximately $7.72 per share for a total of approximately $11.1 million from GA Holdings LLC, formerly the Company’s largest shareholder. The repurchase was conducted outside of the New Plan.

During the years ended December 31, 2019 and 2018, no shares were repurchased.

16.	Subsequent events

The Company has evaluated subsequent events through April 2, 2020, the date these financial statements were available to be issued, for both conditions existing and not existing at December 31, 2019 and concluded there were no subsequent events to recognize in the financial statements.

On February 11, 2020, Ardmore announced that its Board of Directors declared a cash dividend of $0.05 per share for the quarter ended December 31, 2019. The cash dividend of $1.7 million was paid on February 28, 2020 to all shareholders of record on February 21, 2020.

On March 11, 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.