Form 20-F
period 2020-12-31
Ardmore Shipping Corp
filed 2021-03-05
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, there were 33,186,603 shares of common stock outstanding, par value $0.01 per share.

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

Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Forward-looking statements in this Annual Report include, among others, such matters as

●	our future operating or financial results;
●	global and regional economic and political conditions;
●	the strength of national economies and currencies;
●	general market conditions;
●	our business and growth strategies and our Energy Transition Plan (“ETP”) and other plans, and related potential benefits and opportunities;
●	fleet expansion and acquisitions, vessels and upgrades and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
●	competition in the tanker industry;
●	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
●	business disruptions due to natural disasters or other disasters or events outside of our control;
●	the effect of the novel coronavirus pandemic on, among others: oil demand; our business; our financial condition and results of operations, including our cash flows and liquidity; our vessel values and any related impairments; and our ability to satisfy covenants in our credit facilities and financing lease obligations;
●	charter counterparty performance;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general corporate activities;
●	our ability to comply with covenants in financing arrangements;
●	our capital structure and how it supports our spot employment strategy and enhances financial and strategic flexibility to pursue acquisition opportunities;
●	our exposure to inflation;
●	vessel breakdowns and instances of off hire;
●	future dividends;
●	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market;
●	our ability to comply with, and the effects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance; and
●	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

●	changes in demand for and the supply of tanker vessel capacity;
●	fluctuations in oil prices;
●	changes in the markets in which we operate;
●	availability of financing and refinancing;
●	changes in general domestic and international political and trade conditions, including tariffs;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
●	potential disruption of shipping routes due to accidents, piracy or political events;
●	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
●	the length and number of off-hire periods and dependence on third-party managers; and
●	other factors discussed under the “Risk Factors” section of this Annual Report.

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

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data as at December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 are derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The selected consolidated financial data set forth below as at December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The financial statements have been prepared in accordance with U.S. GAAP. The data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME DATA	For the years ended December 31
	2020	2019	2018	2017	2016
	$	$	$	$	$
Revenue, net	$220,057,606	230,042,240	210,179,181	195,935,392	164,403,938

Voyage expenses(1)	(81,253,212)	(96,056,391)	(98,142,454)	(72,737,902)	(37,121,398)
Vessel operating expenses	(62,546,733)	(62,546,606)	(67,017,632)	(62,890,401)	(56,399,979)
Charter hire costs	(1,367,528)	—	—	—	—
Depreciation	(32,187,324)	(32,322,695)	(35,137,880)	(34,271,091)	(30,091,237)
Amortization of deferred drydock expenditures	(6,198,245)	(4,803,069)	(3,637,276)	(2,924,031)	(2,715,109)
General and administrative expenses:
Corporate	(15,122,906)	(14,951,996)	(12,626,373)	(11,979,017)	(12,055,725)
Commercial and chartering(2)	(2,780,970)	(3,194,218)	(3,233,888)	(2,619,748)	(2,021,487)
Loss on sale of vessels	—	(13,162,192)	—	—	(2,601,148)
Loss on vessel held for sale	(6,447,309)	—	(6,360,813)	—	—
Unrealized losses on derivatives	(113,591)	—	—	—	—
Interest expense and finance costs	(18,168,155)	(26,759,754)	(27,405,608)	(21,380,165)	(17,754,118)
Interest income	281,618	952,190	606,665	436,195	164,629
(Loss)/income before taxes	(5,846,749)	(22,802,491)	(42,776,078)	(12,430,768)	3,808,366
Income tax	(199,446)	(58,766)	(162,923)	(59,567)	(60,434)
Net (loss)/income and comprehensive (loss)/income	$(6,046,195)	(22,861,257)	(42,939,001)	(12,490,335)	3,747,932
(Loss) / Earnings per share, basic	$(0.18)	(0.69)	(1.31)	(0.37)	0.12
(Loss) / Earnings per share, diluted	(0.18)	(0.69)	(1.31)	(0.37)	0.12
Weighted average number of shares outstanding, basic	33,241,936	33,097,831	32,837,866	33,441,879	30,141,891
Weighted average number of shares outstanding, diluted	33,241,936	33,097,831	32,837,866	33,441,879	30,141,891

BALANCE SHEET DATA	As at December 31
	2020	2019	2018	2017	2016
Cash and cash equivalents	$58,365,330	51,723,107	56,903,038	39,457,407	55,952,873
Vessels and vessel equipment, net of accumulated depreciation	631,458,305	660,823,330	721,492,473	751,816,840	785,461,415
Deferred drydock expenditures, net of accumulated amortization	10,216,090	7,668,711	7,127,364	4,118,168	3,232,293
Advances for ballast water treatment systems	2,568,874	384,408	528,774	—	—
Total assets	$752,007,855	772,438,430	844,759,801	845,539,989	883,642,723
Debt obligations	$210,510,964	207,283,013	228,354,248	404,423,570	453,213,106
Finance lease obligations	$197,704,384	215,679,694	241,476,098	42,494,019	9,130,650
Total stockholders’ equity	$320,334,946	326,055,768	346,583,934	380,973,760	404,269,799
Paid in capital (3)	$402,897,285	401,842,777	399,509,686	390,541,689	401,347,393
Accumulated other comprehensive loss	$(729,135)	—	—	—	—
Accumulated (deficit)/surplus	$(81,833,204)	(75,787,009)	(52,925,752)	(9,567,929)	2,922,406

CASHFLOW DATA	For the years ended December 31
	2020	2019	2018	2017	2016
Net cash provided by operating activities	$46,094,449	20,471,260	9,426,377	18,416,228	42,634,500
Net cash (used in)/provided by investing activities	$(20,993,433)	23,894,165	(17,556,879)	(2,282,251)	(122,311,231)
Net cash (used in)/provided by financing activities	$(18,458,793)	(49,545,356)	25,576,133	(32,629,443)	95,520,221

FLEET OPERATING DATA	For the years ended December 31
	2020	2019	2018	2017	2016
Time Charter Equivalent(4)
MR Tankers “Eco-design”	$15,993	15,781	11,406	12,902	15,098
MR Tankers “Eco-mod”	$14,284	14,062	11,916	12,975	14,318
Chemical Tankers “Eco-design”	$14,332	12,420	11,406	11,949	15,395
Chemical Tankers “Eco-mod”	$—	—	—	—	11,839
Fleet weighted average TCE(5)	$15,355	14,686	11,529	12,709	14,785
Operating expenditure
Fleet operating expenses per day (6)	$6,070	6,112	6,042	5,914	6,017
Technical management fees per day (7)	$439	450	414	384	388
Total fleet operating costs per day	$6,509	6,562	6,456	6,298	6,405
Expenditures for drydock(8)	$7,003,305	5,387,875	6,599,085	3,809,906	3,099,805
On-hire utilization(9)	98.80%	99.66%	99.30%	99.61%	99.52%

(1)Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs.
(2)Commercial and chartering general and administrative expenses are the expenses attributable to our chartering and commercial operations department in connection with our spot trading activities.
(3)Paid in capital includes common stock, additional paid in capital and treasury stock.
(4)Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenue (revenue less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs, and idle days associated with repositioning of vessels held for sale. Net revenue, a non-GAAP measure, utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge to discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(5)Fleet weighted average TCE represents net revenue for the fleet (revenue less voyage expenses) divided by the number of revenue days. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
(6)Fleet operating expenses per day are routine operating expenses and include crewing, repairs and maintenance, insurance, stores, lube oils and communication costs.
(7)Technical management fees are paid to third-party technical managers as well as to our 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited, which provides technical management services to most of our vessels.
(8)Drydock expenditures include, among other things, costs for in-water surveys, direct costs that are incurred as part of vessel drydocking to meet regulatory requirements. Direct expenditures that are deferred include the shipyard costs, parts, inspection fees, steel, blasting and painting.
(9)On-hire utilization represents revenue days divided by net operating days (i.e. operating days less scheduled off-hire days).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and ability to pay dividends on our shares, or the trading price of our shares.

Risk Factor Summary

●	The tanker industry is cyclical and volatile in terms of charter rates and profitability.
●	Weak spot charter markets may adversely affect our results of operations.
●	The novel coronavirus (COVID-19) pandemic is dynamic and may directly or indirectly harm our business.
●	Declines in oil prices may adversely affect our growth prospects and results of operations.
●	Volatility in the markets in which our vessels trade may result in us having limited liquidity.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Any vessel market value decreases could result in breaches of credit or lease facility covenants or impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.
●	An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
●	The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or to refinance existing financing or otherwise negatively impact our business.
●	Changes in fuel, or bunkers, prices may adversely affect our results of operations.
●	Changes in the oil, oil products and chemical markets could result in decreased demand for our services.
●	Our vessels may suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels.
●	We operate our vessels worldwide and, as a result, our vessels are exposed to international risks.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry.
●	If our vessels call on ports subject to U.S. restrictions, the market for our securities could be adversely affected.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Maritime claimants could arrest our vessels, which would have a negative effect on our business.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increased demand for and supply of vessels fitted with exhaust gas scrubbers could reduce demand for our existing vessels.
●	Technological innovation could reduce our charter hire income and the value of our vessels.
●	Failure to protect our information systems against security breaches or system failure could adversely affect our business and results of operations.
●	If labor or other interruptions are not resolved, they could have a material adverse effect on our business.
●	We will be required to make substantial capital expenditures to expand and maintain our fleet, which will depend on our ability to obtain additional financing.

●	We will not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on medium to long-term time charters.
●	If we do not acquire suitable vessels or shipping companies or successfully integrate any acquired vessels or shipping companies, we may not be able to effectively grow.
●	Delays in vessel deliveries, cancellations of vessel orders or the inability to complete vessel acquisitions could harm our results of operations.
●	If we purchase and operate second-hand vessels, we will be exposed to increased operating costs and these vessels could adversely affect our ability to obtain profitable charters.
●	An increase in operating or voyage expenses would decrease our earnings and cash flows.
●	We may be unsuccessful in competing in the international tanker market.
●	The loss of any key customers could result in a significant loss of revenues and cash flow.
●	Charterers may terminate or default on their charters.
●	Our ability to obtain additional debt financing may depend on the performance of charters and the creditworthiness of our charterers.
●	Debt and other obligations may limit our ability to obtain financing and pursue other opportunities.
●	Servicing our current or future indebtedness and lease obligations limits available funds and if we cannot service our debt, we may lose our vessels.
●	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us.
●	Our credit facilities and lease arrangements contain restrictive covenants.
●	Any interest rate increases would increase our debt service costs on variable-rate debt and lease obligations.
●	LIBOR’s continued use is uncertain.
●	Failure to maintain an effective system of internal control over financial reporting could affect our ability to accurately report our results and prevent fraud.
●	We are subject to certain risks with respect to our counterparties on contracts.
●	Our insurance may not be adequate to cover our losses that may result from our operations.
●	We may be required to make additional insurance premium payments.
●	We are subject to complex laws and regulations which can adversely affect our business.
●	Climate change and greenhouse gas restrictions may adversely affect our operating results.
●	Increasing scrutiny and changing expectations about Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
●	Ballast water discharge regulations may adversely affect our results of operation and financial condition.
●	If we fail to comply with international safety regulations, we may be subject to increased liability and may result in a denial of access to, or detention in, certain ports.
●	Failure to comply with data privacy laws could harm customer relationships and expose us to claims and fines.
●	Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
●	It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.
●	Our ability to pay any dividends in the future may be limited by the amount of cash we generate from operations and priorities ascribed by the board of directors for allocation of capital.
●	Anti-takeover provisions in our articles of incorporation and bylaws documents could adversely affect the market price of our common shares.

●	U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.
●	We may have to pay tax on U.S. source shipping income, which would reduce our earnings.
●	We may be subject to additional taxes, which could adversely impact our business and financial results.
●	Our business depends upon key members of our senior management team.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

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

Factors that influence demand for tanker capacity include:

●	supply of and demand for oil, oil products and chemicals;
●	regional availability of refining capacity;
●	global and regional economic and political conditions;
●	the distance oil, oil products and chemicals are to be moved by sea;
●	changes in seaborne and other transportation patterns;
●	environmental and other legal and regulatory developments;
●	weather and natural disasters;
●	competition from alternative sources of energy; and
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

Factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	the scrapping rate of older vessels;
●	conversion of tankers to other uses;
●	the price of steel and other raw materials;
●	the number of vessels that are out of service; and
●	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. More recently, since 2015 high refined product inventory levels, continued supply of new vessels, and low oil price volatility and trading levels contributed to low charter rates in the tanker industry. As at February 15, 2021, three of our vessels were on time charter, and 23 vessels operating in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a loss.

Any decrease in spot charter rates in the future or a return of weak spot charter markets may adversely affect our results of operations.

As at February 15, 2021, 23 vessels operating directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the particular voyage charters.

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

The novel coronavirus (COVID-19) pandemic is dynamic.  The continuation of the pandemic, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic, including the developments of variants of the virus, and its ultimate scope, duration and effects are uncertain. The pandemic and any future epidemic or pandemic crises could result in direct and indirect adverse effects on the product and chemical tanker industry. Effects of the current pandemic include, or may include, among others:

●	deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in oil prices, or continue to adversely affect global demand for crude oil and petroleum products, demand for product and chemical tankers, and charter and spot rates;
●	disruptions to operations of industry participants as a result of the potential health impact on workforces, including crew;
●	business disruptions from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions for individuals and vessels, hygiene measures (such as quarantining and social distancing) or implementation of remote working arrangements;
●	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, oil majors or government agencies and (c) maintenance and any repairs or upgrades to, or drydocking of, vessels, due to quarantine, worker health, regulations or a shortage of required spares;
●	reduced cash flow and financial condition, including potential liquidity constraints;
●	reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets;
●	potential decreases in the market values of vessels and related impairment charges;
●	potential noncompliance with covenants in our credit facilities and financing lease obligations; and
●	potential deterioration in the financial condition and prospects of industry participants.

Although disruption and effects from the novel coronavirus pandemic may be temporary or moderated by expanding vaccine accessibility, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact on the product and chemical tanker industry and its participants cannot be reasonably estimated at this time. In addition, public health threats and other highly communicable disease outbreaks, such as the COVID-19 pandemic, could adversely affect the business, results of operations or financial condition of us or our customers, suppliers and other business partners.

Declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices fluctuate significantly over time and in response to various events. Any meaningful decrease in oil prices may adversely affect our business, results of operations and financial condition and our ability to service our indebtedness and finance lease obligations and to pay dividends, as a result of, among other things:

●a possible reduction in exploration for or development of new oil fields or energy projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●potential lower demand for tankers, which may reduce available charter rates and revenue to us upon chartering or rechartering of our vessels;
●customers failing to extend or renew contracts upon expiration;
●the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Volatility in the markets in which our vessels trade may result in us having limited liquidity.

As at December 31, 2020, we had total cash and cash equivalents of $58.4 million. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, lease payments, any dividends on our shares of common stock, scheduled repayments of long-term debt and finance lease obligations, as well as funding our other working capital requirements. Our spot charters, including our participation in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities. Our existing long-term debt facilities and certain of our finance leases require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt. The required minimum cash balance as of December 31, 2020, was $20.5 million. Should we not meet this financial covenant or other covenants in our debt facilities, whether due to market volatility that reduces our liquidity or other factors, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing arrangements could also result in foreclosure on any of our vessels and other assets securing the related loans or a loss of our rights as a lessee under our finance leases.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to our vessels is complex and requires us to make various estimates, including future charter rates, operating expenses and drydock costs. Historically, each of these items has been volatile. An impairment charge is recognized if the carrying value is in excess of the estimated undiscounted future cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset. An impairment loss could adversely affect our results of operations.

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

In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings. Also, if vessel values fall significantly, this could indicate a decrease in the estimated undiscounted future cash flows for the vessel, which may result in an impairment adjustment in our financial statements, which could adversely affect our results of operations and financial condition.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. The global newbuilding orderbook for product tankers equaled approximately 6% of the global product tanker fleet as of February 15, 2021. If the supply of product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

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

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of borrowing funds during the last economic downturn increased as many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt on similar terms and, in some cases, ceased to provide funding to borrowers. Due to these factors, additional financing may not be available if needed by us on acceptable terms or at all. If additional financing is not available when needed or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in fuel, or bunkers, prices may adversely affect our results of operations.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of these factors, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the United States and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the West of Africa, South China Sea, South-East Asia, the Gulf of Guinea and the Gulf of Aden, including off the coast of Somalia. There also has been an increase in risks associated with the Straits of Hormuz due to Iranian activity. Any of these occurrences could have a material adverse impact on our business, results of operations and financial condition.

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

A number of third-party vessel owners have installed exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce the amount of sulfur in fuel globally. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for our existing vessels and expose us to lower vessel utilization and decreased charter rates.

As of February 2021, owners of approximately 40% of the worldwide fleet of tankers with capacity over 10,000 dwt had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is expected to be less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements--generally larger ships--are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, operating results and financial condition.

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

As at February 15, 2021, three of our vessels were employed under fixed rate time charter agreements. Vessels committed to medium and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

If we do not identify suitable assets or companies for acquisition or successfully integrate any acquired assets or companies, we may not be able to grow or effectively manage our growth.

One of our principal strategies is to continue expanding our operations and our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

●	identify suitable assets and/or companies for acquisitions at attractive prices;
●	identify suitable businesses for acquisitions or joint ventures;
●	integrate any acquired assets or businesses successfully with our existing operations;
●	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
●	identify and successfully enter additional new markets;
●	improve or expand our operating, financial and accounting systems and controls; and
●	obtain required financing for our existing and new assets, businesses and operations.

Our failure to effectively identify, purchase, develop and integrate any assets or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems and expertise may not be adequate as we implement our plan to expand the size of our fleet or enter new markets and we may not be able to effectively hire more employees, adequately improve those systems or develop that expertise. In addition, acquisitions may require additional equity issuances (which may dilute our shareholders' ownership interest in us) or the incurrence of additional debt (which may increase our financial leverage and debt service costs or impose more restrictive covenants). If we are unable to successfully accommodate any growth, our business, results of operations and financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired assets and operations into existing infrastructures. The expansion of our fleet and business may impose significant additional responsibilities on our management and staff, and the management and staff of our technical managers, and may necessitate that we, and they, increase the number of personnel to support such expansion. We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with such growth plans.

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

The delivery of vessels we may purchase or sell could be delayed because of, among other things, as applicable:

●	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;
●	quality or other engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	lack of raw materials;
●	bankruptcy or other financial crisis of the shipyard building the vessels;
●	our inability to obtain requisite financing or make timely payments;
●	a backlog of orders at the shipyard building the vessels;
●	hostilities or political or economic disturbances in or affecting the countries where the vessels are being built, or the imposition of sanctions on such countries or applicable parties;
●	weather interference or catastrophic event, such as a major earthquake or fire;
●	our requests for changes to the original vessel specifications;
●	shortages or delays in the receipt of necessary construction materials, such as steel;
●	our inability to obtain requisite permits or approvals; or
●	a dispute with the shipyard building the vessels.

If we purchase and operate second-hand vessels, we will be exposed to increased operating costs that could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our business strategy includes additional growth through the acquisition of new and second-hand vessels. While we typically inspect second-hand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders of the second-hand vessels that we acquire. These factors could increase the ultimate cost of any second-hand vessel acquisitions by us.

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

As at February 15, 2021, three of our vessels were employed under fixed rate time charter agreements. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all costs associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

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

The loss of any key customer could result in a significant loss of revenues and cash flow.

We have derived, and we may continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Vitol Group accounted for 10% or more of our consolidated revenue for the years ended December 31, 2020 and 2018. No customer accounted for 10% or more of our consolidated revenue for the year ended December 31, 2019. No other customer accounted for 10% or more of our consolidated revenue during any of these periods. The identity of customers which may account for 10% or more of revenue may vary from time to time.

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

As of December 31, 2020, we had $408.2 million in aggregate principal amount of outstanding indebtedness and finance lease obligations. In addition, in the future we may enter into new debt arrangements, issue debt securities or incur additional finance lease obligations or assume debt as part of acquisitions. Our level of debt and lease obligations could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
●	we may need to use a substantial portion of our cash from operations to make principal and interest payments relating to our debt obligations, reducing the funds that would otherwise be available for operations and future business opportunities;
●	we may be more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
●	our flexibility in responding to changing business and economic conditions may be limited.

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

Amounts borrowed under our finance facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. Currently, we do not have any hedge arrangements in place to reduce our exposure to interest rate variability on variable rate debt and lease obligations.

Our ability to service our debt and lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic and industry conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations and cash reserves are not sufficient to service our current or future indebtedness and lease obligations, we may be forced to:

●	seek to raise additional capital;
●	seek to refinance or restructure our debt;
●	sell tankers;
●	reduce or delay our business activities, capital expenditures, investments or acquisitions;
●	reduce any dividends; or
●	seek bankruptcy protection.

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

Our credit facilities and lease arrangements impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries to, among other things:

●	make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
●	incur additional indebtedness, including the issuance of guarantees;
●	incur additional lease obligations;
●	create liens on our assets;
●	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
●	sell our vessels;
●	pay dividends or distributions;
●	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
●	enter into a new line of business.

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

Interest rate increases will affect the interest rates under our credit facilities and finance lease facilities, which could affect our results of operations.

Amounts borrowed under our existing credit facilities bear interest at an annual variable rate ranging from 2.25% to 3.50% above LIBOR. Certain of our finance lease arrangements bear interest at an annual variable rate ranging from 3.00% to 4.50% above LIBOR. Interest rates have recently been at relatively low levels and any increase in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities and the amount of our obligations under certain of our finance leases, which in turn could have an adverse effect on our results of operations.

From time to time we hedge a portion of the interest rate risk of our variable debt and finance leasing obligations. However, our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our variable-rate debt facilities, financing leases and any other financing arrangements we may enter into in the future.  We cannot provide assurances that any hedging activities that we enter into will fully mitigate our interest rate risk from variable-rate obligations.

There is uncertainty as to the continued use of LIBOR in the future, and the interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. This guidance indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021, and there is substantial risk that LIBOR will be discontinued or modified during 2021. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain.

If LIBOR ceases to exist, we may need to renegotiate any credit agreements or interest rate derivatives agreements extending beyond 2021 that utilize LIBOR as a factor in determining the interest rate or hedge rate, which could adversely impact our cost of debt.

The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations, which could adversely affect our results of operations and ability to service our applicable indebtedness and financial lease obligations. As of December 31, 2020, we had $408.2 million in aggregate principal amount of outstanding indebtedness and finance lease obligations with interest obligations based on LIBOR plus applicable margins.

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

We have entered into spot and time charter contracts, commercial pool agreements, ship management agreements, credit facilities and finance lease arrangements and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition and results of operations.

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

We receive insurance coverage for tort liability, including pollution-related liability, from protection and indemnity associations. We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations. This year, the shipping industry is experiencing significant increases in premiums for coverage by protection and indemnity associations. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

LEGAL AND REGULATORY RISKS

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Cost of compliance with such laws and regulations may be significant and, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with existing and future regulatory obligations may include costs relating to, among other things: air emissions including greenhouse gases; the management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures, Eco-Mod upgrades of secondhand vessels and insurance coverage or other financial assurance of our ability to address pollution incidents. Environmental or other incidents may result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. These costs could have a material adverse effect on our business, results of operations and financial condition.

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

Climate change and greenhouse gas restrictions may adversely affect our operating results.

An increasing concern for, and focus on climate change, has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions. Compliance with such regulations and our efforts to participate in reducing greenhouse gas emissions will likely increase our compliance costs, require significant capital expenditures to reduce vessel emissions and require changes to our business.

Our business includes transporting refined petroleum products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for petroleum products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term climate change likely will significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Diminished access to capital could hinder our growth. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

We may face increasing pressures from investors, lenders and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given our business of transporting refined petroleum products.  In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Regulations relating to ballast water discharge which came into effect during September 2019 may adversely affect our results of operation and financial condition.

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”) has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels constructed before September 8, 2017 were required to comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are required to comply with the D-2 standards on or after September 8, 2017. All of our vessels currently comply with the updated guidelines of compliance. The cost of compliance with these regulations may be substantial and may adversely affect our results of operation and financial condition.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code or similar regulations, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention of our vessels in, certain ports. The United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, which could have an adverse effect on our business, results of operations and financial condition.

Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU adopted the General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO AN INVESTMENT IN OUR SECURITIES

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

We are a Marshall Islands corporation and all of our executive offices are located outside of the United States. Most of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process upon us or any of these persons within the United States. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. In addition, there is substantial doubt that the courts of the Republic of the Marshall Islands or of non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

We changed our dividend policy as part of a new capital allocation policy. Our ability to pay any dividends in the future may be limited by the amount of cash we generate from operations and priorities ascribed by the board of directors for allocation of capital.

On March 9, 2020, we announced a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and, once the other priorities are achieved, returning capital to shareholders. Commencing with the quarter ended March 31, 2020, we transitioned to the new policy.

The amount of any dividends we may pay in the future will depend in part upon the amount of cash we generate from our operations and priorities for capital determined by the board of directors. We may not, however, have sufficient cash available to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends contained in our financing arrangements or under applicable law and the decisions of our management and directors.

The amount of cash we have available for dividends will also depend upon, among other things:

●	the rates we obtain from our charters, as well as the rates obtained following expiration of our existing charters;
●	the level of our operating costs;
●	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;
●	asset acquisitions and related financings, such as restrictions in our credit facilities, lease arrangements and in any future financing arrangements;
●	prevailing global and regional economic and political conditions;
●	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business;
●	changes in the bases of taxation of our activities in various jurisdictions;
●	the actual amount of cash we will have available for dividends will also depend on many factors, including: changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
●	our fleet expansion strategy and associated uses of our cash and our financing requirements;
●	the amount of any cash reserves established by our board of directors; and
●	restrictions under our financing agreements and Marshall Islands law.

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

Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

●	authorizing the board of directors to issue “blank check” preferred stock without shareholder approval;
●	providing for a classified board of directors with staggered, three-year terms;
●	prohibiting cumulative voting in the election of directors;
●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock entitled to vote for the directors;
●	limiting the persons who may call special meetings of shareholders; and
●	establishing advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

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

We expect to take the position that we qualify for this statutory exemption for U.S. federal income tax return reporting purposes for our 2020 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

GENERAL RISKS

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

Item 4. Information on the Company

A. History and Development of the Company

We are Ardmore Shipping. We provide seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As at February 15, 2021, our fleet consists of 25 owned vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock.

We have 76 wholly owned subsidiaries and a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to the majority of our fleet. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

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

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy includes to continue to build our fleet with Eco-design newbuildings or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments.  While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity.  We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our Energy Transition Plan (“ETP”), which is posted on our website.

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

In terms of our industry, we expect continued challenging market conditions until a full economic recovery is underway, largely dependent on the effectiveness and timing of the COVID-19 vaccine rollout.  Thereafter, we expect a rebound in charter rates and financial performance in a recovering market with above-trend demand growth, led by refined product draws and disruption and trading activity creating longer voyages getting refined products to markets where needed. We expect continued product tanker demand growth to 2030, with global economic growth and refinery activity away from points of consumption offsetting the initial impact of energy transition.

When the market does recover, we believe that we are well positioned to benefit from it with our modern, fuel-efficient fleet, access to capital for growth, a diverse and high-quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment and a relative cost advantage in assets, operations and corporate overhead.

Please see Item 5 “Operating and Financial Review and Prospects – Recent Developments” for a description of certain of our recent transactions and developments.

Fleet List

As at February 15, 2021, our current fleet consists of 25 owned vessels, including 21 Eco-design and four Eco-mod vessels, all of which are in operation. The average age of our vessels at February 15, 2021, was 7.8 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	MI	Eco-mod
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	25	1,115,567

Business Strategy

Our primary objective is to solidify our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. Key elements of our business strategy include:

●	Disciplined capital allocation and well-timed growth. We have a diligent and patient approach to capital allocation and expanding our fleet and we are selective as to the quality of vessels we seek to acquire. We believe that our commitment and selectivity in growing our fleet has been instrumental in building our reputation for quality and service excellence. We also believe that financial flexibility and well-timed quality fleet growth is key to delivering superior returns.

●	Focus on modern high quality, mid-size product and chemical tankers. We maintain a very modern fleet, with all vessels built in high-quality yards in South Korea or Japan. The average sizes of our product and chemical tankers are substantially similar to the median sizes of the global fleets for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets.

As a result of the overlap between the product and chemical sectors, we believe that our fleet composition enables us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.

●	Optimizing fuel efficiency. The shipping industry is experiencing a steady increase in fuel efficiency, and we intend to remain at the forefront of this development. Our Eco-design vessels incorporate many of the latest technological improvements, such as electronically controlled engines, more efficient hull forms matched with energy efficient propellers, and decreased water resistance. Our Eco-mod vessels have improved propulsion efficiency and decreased water resistance. In addition, we achieve further improvements through engine diagnostics and operational performance monitoring.

●	Commercial independence, flexibility and customer service. Through our in-house chartering and commercial team and our ship management joint venture arrangement, we have an integrated operating platform resulting in leading commercial and operational performance. We maintain a broad range of existing and potential spot customers, as well as pooling alternatives and potential time-charter customers, to maximize commercial flexibility and customer diversification. Maintaining outstanding customer service is a cornerstone of our business and we seek customers that value our active approach to fuel efficiency and service delivery.

●	Low cost structure. We have established a solid foundation for growth while cost-effectively managing our operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can deliver high quality service and achieve efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

In addition, our ETP is consistent with, and is an extension of, our business strategy; it builds on our core strengths, and we intend to play a leading role in moving toward true sustainability as a tanker company.  The basic framework of our ETP is as follows:

●	We are in the business of liquid bulk transportation, and over time our activity will migrate more toward non-fossil fuel cargoes for which demand will grow along with the global economy. At this point, already 25% of our business is the transportation of non-fossil fuel cargo.

●	In keeping with our “eco mod” philosophy, we believe there is significant opportunity in our industry for continued improvement in fuel efficiency, as well as early adoption of transition and zero carbon fuels, and that we can play a role in assisting others through partnerships.

●	We believe that many of our customers have similar incentives to decarbonize their supply chains and will approach this through close collaboration with shipping companies possessing the mindset and expertise to assist them in achieving their aims.

As part of our growth strategy, we regularly monitor, evaluate and enter into discussions regarding potential expansion opportunities, including through vessel and business acquisitions and joint ventures.  We are selective in implementing our growth strategy and there is no assurance that existing or future evaluations, discussions or negotiations relating to these opportunities will result in competed or successful transactions.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in Item 6 (“Directors, Senior Management and Employees”) of this Annual Report.

As at December 31, 2020, we employed 47 full-time staff and eight part-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, and Thome Ship Management, our third-party technical manager, approximately 1,046 seafarers, including 497 officers and cadets and 549 crew serve our fleet.

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

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size - Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
ULCC/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	120,000 - 199,999	Uncoated	Non IMO	Crude Oil
Aframax	80,000 - 119,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty
Panamax	60,000 - 79,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty

Large Range 3 (LR3)	120,000 - 199,999	Coated	Non IMO	Refined Products	Crude
Large Range 2 (LR2)	80,000 - 119,999	Coated	Non IMO	Refined Products	Crude
Large Range 1 (LR1)	60,000 - 79,999	Coated	Non IMO	Refined Products	Crude

Medium Range (MR)	25,000 - 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	Non IMO	Refined Products
	25,000 - 59,999	Uncoated	Non IMO	Refined Products

Small Range (SR)	10,000 - 24,999	Coated	Non-IMO	Refined Products
	10,000 - 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils

Stainless Steel Tankers	10,000 +	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/ Coated	Non IMO	Various e.g. Bitumen

Source: Drewry

In the product and chemical sectors, there are a number of vessels that can carry products as well as some chemicals, representing a ‘swing’ element in supply in both of these markets. However, in practice, many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

The outbreak of COVID-19 severely affected demand of crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products and chemicals fell 8.8% to 3,113 million tons. The decline in trade from 3,415 million tons in 2019 was mainly led by a plunge of 9.1% and 9.9% in both crude oil and oil products trade to a total of 1,891 million tons and 934 million tons, respectively. Meanwhile, seaborne trade of chemicals declined at a slower pace of 3.6% to 289 million tons in 2020. Over the period 2010 to 2020, the seaborne trade in chemicals expanded at an average annual growth of 2.9%, surpassing oil products, which registered an average growth of 1.4%, whereas seaborne crude oil trade fell at an average rate of 0.5% per annum over the past decade primarily due to demand destruction in 2020 on account of mobility restrictions enforced by state authorities in several major economies. Oil demand and trade started a gradual recovery in 2H20 on the back of easing of lockdown restriction in major parts of the world. Moreover, several countries have authorized emergency use of various COVID-19 vaccines and a widespread availability of these vaccines would play a key role in containing the pandemic, which will support the seaborne trade and tanker demand.

Between 2015 and 2020, seaborne trade fell at an annual rate of 0.9% for crude oil and 0.6% for oil products, whereas it grew at an annual rate of 1.7% for chemicals. From 2010 to 2020, chemicals was the fastest growing sector in international tanker shipping followed by refined products. The sharp decline in seaborne trade in 2020 is primarily due to the lockdown measures adopted by most countries to contain the spread of the pandemic and can be seen as an outlier. Roll out of various vaccines and gradual easing of restrictions is expected to support the growth in demand and seaborne trade of crude oil, refined products and chemicals. Changes in the volume of world seaborne tanker trade from 2010 to 2020 are shown in the table below.

World Seaborne Tanker Trade Volumes

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2010	1,997	3.6%	810	4.3%	217	7.4%	3,024	4.0%	5.4%
2011	1,941	-2.8%	860	6.3%	228	5.1%	3,029	0.2%	4.3%
2012	1,988	2.4%	859	-0.2%	240	5.3%	3,087	1.9%	3.5%
2013	1,920	-3.4%	904	5.3%	252	5.1%	3,077	-0.3%	3.5%
2014	1,904	-0.9%	914	1.1%	252	0.1%	3,070	-0.2%	3.6%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	283	5.8%	3,447	3.6%	3.8%
2018	2,116	-0.2%	1,055	1.1%	293	3.4%	3,463	0.5%	3.6%
2019	2,080	-1.7%	1,036	-1.8%	300	2.4%	3,415	-1.4%	2.8%
2020*	1,891	-9.1%	934	-9.9%	289	-3.6%	3,113	-8.8%	-4.4%

CAGR (2014-2019)	1.8%		2.5%		3.5%		2.2%
CAGR (2009-2019)	0.8%		2.9%		4.0%		1.6%

CAGR (2015-2020)	-0.9%		-0.6%		1.7%		-0.6%
CAGR (2010-2020)	-0.5%		1.4%		2.9%		0.3%

* Provisional estimates

Note: Historical trade numbers have been revised based on changes in the number of reported countries; and change in trade estimates for some of the reported countries.

Source: Drewry, IMF

The Product Tanker Industry

While crude oil tankers transport crude oil from points of production to points of consumption (typically oil refineries in consuming countries), product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’). Tankers with no International Maritime Organization (IMO) certification, but with coated cargo tanks are designed to carry products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable to carry both products and chemicals/vegetable oils and fats. Given the facts mentioned above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic meters is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cubic meters is normally categorized as a chemical tanker.

In essence, products can be carried in coated non-IMO tankers and IMO rated coated tankers. By this definition, the product capable tanker fleet consists of nearly 45% of the total tanker fleet (above 10,000 dwt) in number terms, and therefore plays a key part in the global tanker market.

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

Growth in oil demand and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produce around one third of global supply. However, in recent years, the U.S. and Canadian crude oil production have increased as a result of the development of shale oil deposits in the U.S. and oil sands in Canada. This has reduced the demand of U.S. seaborne crude imports, but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf as refiners have access to ample supplies of competitively priced feedstock.

New technologies, such as horizontal drilling and hydraulic fracturing, triggered a shale oil revolution in the U.S., and in 2013, for the first time in the past two decades, the U.S. produced more oil than it imported. In view of the rising surplus in oil production, the U.S. Congress lifted a 40-year-old ban on crude oil exports in 2015, which was put in place after the Arab oil embargo in 1973. Thereby, this allowed U.S. oil producers access to international markets.

The first shipments of U.S. crude were sent to Europe immediately after the lifting of the ban, and since then, other destinations have followed. The U.S. exported nearly 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for U.S. crude producers as the country exported crude to every major importer, including China, India, South Korea and several European countries. Consequently, U.S. crude oil exports averaged 1.2 mbpd and 2.1 mbpd in 2017 and 2018 respectively, with increasing production encouraging greater loadings in the Gulf of Mexico. U.S. crude exports averaged 3.0 mbpd in 2019, inching up further in first quarter of 2020 to 3.5 mbpd. However, the outbreak of COVID-19 and steep decline in crude oil prices in 2020 adversely affected oil production, reducing exports from March 2020 with the country exporting 2.7 mbpd in November 2020.

In addition, in 2014, the Energy Information Administration (EIA) in the U.S. began classifying exports of U.S. treated condensate as ‘kerosene and light gas oils’ in its Petroleum Supply Monthly report. This followed from a decision by the U.S. Bureau of Industry and Security (BIS) to allow the export of distilled condensate as a refined product. Field condensate, which can be fed into a refinery or used as a chemical plant feedstock, had been considered as an upstream product until 2014, and therefore, was restricted for export under U.S. law. However, the BIS ruling that field stabilization processing changes condensate enough that it becomes a new product, opened up further export opportunities. In short, changes in the U.S. oil market have had a very positive impact on the demand of product tankers because U.S. product exports have risen sharply over the past decade. Although exports of products nosedived in April-May 2020 due to lockdown restrictions, it recovered quickly in the following few months and exported 3.6 mbpd in November 2020.

U.S. Crude Oil Production and U.S. Product Exports

*Source: JODI

Much of the increase in U.S. exports has helped fulfil the growing demand in South America and Africa for oil products, while other U.S. exports have been moving Transatlantic into Europe, where local refinery shutdowns have supported the rise in the import of products.

In terms of tonne-mile demand, a notable development in the patterns of world refining over the last five years has been the shift towards crude-oil-producing regions developing their own refinery capacity in addition to capacity expansion in China and India, while at the same time, poor refinery margins have led to the closure of refineries in the developed world, most notably in Europe. In this context, it is already apparent that the closure of refining capacity in the developed world is prompting long-haul imports to cater to product demand on routes such as West Coast India to Europe and the U.S. eastern seaboard. Refinery shutdowns close to consuming regions elsewhere in the world will also support the demand for product imports. For example, in Australia, the trade from Singapore has become increasingly important to compensate for the conversion of local refineries into storage depots. This is part of a general increase in the intra-Asian trade, which is already boosting the demand for product tankers.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2010 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania moved up 6.5% and 1.5% to 19.1 mbpd and 6.8 mbpd respectively, whereas refining throughput in OECD Europe declined 0.5% to 12.2 mbpd. Cumulatively, this has resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.4% of global refinery throughput. However, in 2020 refinery throughput of all OCED regions declined in double digits with the OECD refinery throughput falling 13.4% to 33 mbpd and accounting for 44.4% of the global refinery throughput. The demand destruction due to the pandemic led to a decline in refining activity in almost every region except China and Africa. While refinery throughput remained flat at 2 mbpd in Africa, it moved up by 3.1% to 13.4 mbpd in China as the country remained largely unaffected by the pandemic despite the initial outbreak in Wuhan.

.

Refinery Throughput(1) 2010-2020

(‘000 Barrels Per Day)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020*
OECD Americas	17,931	17,898	18,190	18,492	18,934	18,850	18,960	19,290	19,400	19,100	16,500
OECD Europe	12,265	11,935	11,942	11,304	11,232	11,900	11,920	12,300	12,100	12,200	10,700
OECD Asia Oceania	6,697	6,586	6,609	6,720	6,652	6,700	6,890	7,200	7,000	6,800	5,800
FSU	6,401	6,592	6,683	6,831	7,069	6,850	6,880	6,880	7,000	6,800	6,400
Non-OECD Europe	658	627	587	559	557	500	500	570	600	600	400
China	8,630	9,041	9,749	10,427	10,864	10,400	10,790	11,830	12,000	13,000	13,400
Other Asia	8,598	8,637	8,792	8,588	8,541	10,000	10,380	10,440	10,600	10,300	9,300
Latin America	4,678	4,873	4,470	4,589	4,545	4,550	4,200	3,830	3,500	3,200	3,000
Middle East	6,164	6,324	6,257	6,202	6,501	6,450	6,810	7,520	8,000	7,700	6,800
Africa	2,451	2,168	2,202	2,182	2,255	2,250	2,090	1,920	2,100	2,000	2,000
Total	74,473	74,681	75,481	75,894	77,150	78,450	79,420	81,780	82,300	81,700	74,300

(1)The difference between oil consumption and refinery throughput is accounted for by condensates, output gains, direct burning of crude oil and other non-gas liquids.

*Provision estimates

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

New refining capacity of 1.08 mbpd was scheduled to come online in 2020 whereas 60 kbpd of existing refining capacity was scheduled to be phased out in OCED America and non-OECD Europe. Additional new refinery capacity is currently scheduled for both the Middle East and Asia from 2021 to 2025. From 2021 to 2025, the anticipated additions to refinery capacity on a regional basis (illustrated in the chart below) is 5.36 mbpd, or 5.3% of the existing global refinery capacity.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

2.00
1.50
1.00
0.50
0.00
-0.50
OECD America
OECD Europe
OECD Asia Oceania
FSU
Non-OECD Europe
China
Other Asia
Latin America
Middle East
Africa
2021
2022
2023
2024
2025

(1)Assumes all announced plans go ahead as scheduled

Source: IEA

In developed economies, such as Europe, refinery capacity is on the decline – a trend that is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil-producing centers where the new capacities coming on stream are primarily for exports. These new refineries are more competitive as they can process sour crude oil and are technically more advanced as well as more environment-friendly compared with existing European refineries. It is also the case that a few new refineries or expansions are planned for in developed economies. By contrast, Chinese and Indian refinery capacity has grown at faster rates than any other global region in the last decade on the back of strong domestic oil consumption and the construction of export-oriented refineries. From 2010 to 2020, Chinese refining capacity increased 60.2%, while the growth for India was 38.5% (see chart below).

China and India – Refining Capacity(1)

(‘000 Barrels Per Day)

(1)	Capacity for 2021 to 2025 assumes all announced plans go ahead as scheduled

Source: BP, IEA

As a result of the growth in trade and changes in the location of refinery capacity, demand for product tankers expressed in tonne-miles grew at a CAGR of 2.8% between 2010 and 2019. However, the pace of growth reduced to 1.6% between 2010 and 2020 mainly due to an 8.8% plunge in tonne-mile demand in 2020 because of weak demand on account of restrictions imposed by several major economies to contain the spread of COVID-19. Generally, the growth in products trade and product tanker demand is more consistent and less volatile than in crude oil trade.

Seaborne Product Trade and Tonne-mile Demand

* Provisional estimates

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non-stainless steel/specialized tanker between 10,000 dwt and 60,000 dwt, as well as coated and other ‘product-capable’ vessels over 60,000 dwt. As of December 31, 2020, the world tanker fleet consisted of 7,075 vessels with a combined capacity of 637.4 million dwt. Within the total tanker fleet, MR vessels account for 32.3% of total ship numbers with a total capacity of 103.1 million dwt. MR vessels are considered the ‘workhorses’ of the fleet.

As of December 31, 2020, the MR product tanker orderbook was 149 vessels totaling 7.1 million dwt. The MR orderbook as a percentage of the existing MR fleet, in terms of dwt, was 6.9% compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 5.0 million dwt of MR product tankers are due for delivery in 2021 and a further 2.0 million dwt in 2022. Approximately 70% of the vessels on order in the MR category are scheduled to be delivered in 2021, which will increase the MR fleet by 4.8%, assuming no vessel is scrapped. Current estimates suggest that there is approximately 50% of vessel capacity across the entire tanker orderbook which is scheduled for delivery in 2021, adding 24.4 million dwt to the total fleet.

The other factor that will affect future supply is demolition activity. The volume of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to the current and prospective charter market conditions as well as operating, repair and survey costs. Low vessel earnings in a weak tanker market encouraged scrapping activity in 2018 when 154 tankers aggregating 19.8 million dwt were sold to scrapyards, of which 34 tankers aggregating 1.4 million dwt were MR tankers. In comparison, only 34 vessels totalling 2.7 million dwt were demolished in 2019, of which 20 tankers totalling 0.8 million dwt were MRs. Provisional data for 2020 suggests that 32 tankers with aggregate capacity of 2.3 million dwt were demolished, of which 10 vessels aggregating 0.5 million dwt were MRs.

World Tanker Fleet and Orderbook: December 31, 2020

							Orderbook Delivery
Vessel Type/Class	Fleet			Orderbook			Schedule (M Dwt)
	Number	M Dwt	Size dwt	Number	M Dwt	% Fleet Dwt	2021	2022	2023	2024+
ULCC/VLCC	832	256.5	200,000+	64	19.4	7.6%	7.4	9.6	2.4	0.0
Suezmax	590	92.2	120,000-199,999	59	9.2	10.0%	4.4	4.5	0.3	0.0
Aframax (Uncoated)	670	73.3	80,000-119,999	48	5.4	7.4%	3.4	2.0	0.1	0.0
Panamax (Uncoated)	83	5.8	60,000-79,999	1	0.1	1.2%	0.0	0.1	0.0	0.0
Crude Tankers	2,175	427.9		172	34.2	8.0%	15.2	16.2	2.8	0.0

Large Range 3 (LR3)	21	3.3	120,000-199,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
Large Range 2 (LR2)	383	42.0	80,000-119,999	49	5.6	13.4%	3.1	1.4	1.2	0.0
Large Range 1 (LR1)	382	28.2	60,000-79,999	1	0.1	3.0%	0.1	0.0	0.0	0.0
LR Product Tankers	786	73.5		50	5.7	7.7%	3.1	1.4	1.2	0.0

Coated IMO 2	1,066	48.7	25,000-59,999	52	2.4	5.0%	1.5	0.8	0.1	0.0
Coated IMO 3 & Non IMO Coated/Uncoated	1,222	54.3	25,000-59,999	97	4.7	8.6%	3.4	1.2	0.1	0.0
Total MR	2,288	103.1		149	7.1	6.9%	5.0	2.0	0.2	0.0

Small Range	1,024	15.1	10,000-24,999	30	0.5	3.2%	0.5	0.3	0.0	0.0
Stainless Steel Tankers	802	17.8	10,000+	42	0.9	5.0%	0.6	0.1	0.2	0.0
Total All Tankers	7,075	637.4		443	48.3	7.6%	24.4	19.9	4.3	0.0

Source: Drewry

There are two important regulations that came into force in 2019 and might also play an important role in determining the product tanker supply in the year ahead. The first is the requirement to retrofit ballast water management systems (“BWMS”) to existing vessels, which came into effect from early September 2019. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO’s ballast water management (“BWM”) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO’s ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit.

The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017, to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date (September 8, 2019), and for an MR2 tanker, the retrofit cost could be as much as $1.0 million per vessel, including labor. Expenditure of this kind will now be another factor impacting the decision to scrap older vessels after the BWM Convention came into force. This has led to an important debate, where few of the industry participants are of view that instead of placing the BWM system on ships, the ports should be responsible for the management of ballast water and should charge a fee instead.

The second regulation, which came into force on January 1, 2020, and will impact future vessel supply, is the drive to introduce low sulfur fuels. For many years, heavy fuel oil (“HFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO is extremely high and is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (“SO2”), an important source for acid rain as well as respiratory diseases.

The IMO, the governing body of international shipping, has made a decisive effort to shift the industry away from HFO to cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely watched: 1) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel and, 2) scrubber retrofitting activity.

Starting 2020, high and low sulfur fuel demand (originating from the shipping industry) reported significant variation. The fuel price spread largely oscillated between $300 and $350 per metric ton during the initial days and hovered around $190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel, which came out as a relief. The premium commanded by low sulphur fuel reduced to around $60 per ton by December 2020 as the availability of compliant fuel is not an issue due to reduced demand and increased supply across major bunkering ports. The narrowing premium diluted shipowners’ incentive to invest in scrubbers and prolonged the period for the return on investment for those who had already invested in scrubbers. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low fuel prices. On the scrubber side of the story, the industry saw major traction in 4Q19, and by end 2020, nearly 14% of the global fleet capacity (in terms of numbers) was equipped with scrubbers with installation pending on nearly 1.7% of the fleet. Looking closely, the vessels with higher operating fuel requirements (larger ships) showed greater inclination towards scrubbers. For example, in the ULCC/VLCC category, 39.7% of the global fleet capacity had scrubbers installed/pending vs. 26.4% and 13% for Aframax (coated) and MR tankers, respectively.

IMO 2030, IMO 2050 and Sea cargo charter

In addition to recently implemented emission control regulations, IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the latest announcement, IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia.  It may include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment constitutes the main deterrent, IMO-related uncertainty is also one of the factors deterring ship owners from ordering newbuild vessels, as these vessels may have a high environmental compliance cost in the future. As mentioned above, some shipowners are ahead of the curve by having ordered LNG-fueled ships in order to comply with stricter regulations that may be announced in future.

In November 2020, Marine Environment Protection Committee (“MEPC”) approved a draft for the new mandatory regulations to cut the carbon intensity of existing ships. Formal adoption of the proposal for GHG and CO2 emissions reduction action plan is expected in June 2021. It will be a combination of technical and operational measures. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. The draft amendments would require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by January 1, 2026 at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (SEEMP). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy-wide GHG reduction by 2030 compared to 1990. EU shipowners are required to comply with this regulation.

The sea cargo charter, applicable to bulk ship charterers, is a global framework that allows for the integration of climate considerations into chartering decisions to favor climate-aligned maritime transport.  At present, 18 charterers are signatories to the sea cargo charter. These charters have vowed to make the details of their shipping carbon footprint public.

We expect these regulations to affect old tonnage more, which would need to slow steam or carry out energy efficiency improvements to remain viable. They are likely to make the very old tonnage uneconomical.

Energy Transition

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 84.3% in 2019 with the share of oil remaining stagnant at around 33% during the period. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”), even though their share in total sales was a meagre 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. The demand for naphtha and jet fuel is likely to remain robust and will be the key driver of global trade in crude and refined petroleum products.

The Product Tanker Freight Market

Between 2003 and early 2008, the differential between demand and supply for tankers remained narrow and rates were generally very firm. Following the global financial crisis in 2009, tanker demand nosedived, coinciding with substantial tonnage entering the fleet, driving earnings down until the market started to recover in 2014. Product tanker fleet growth in 2015 was approximately 5.0% in capacity terms and with demand growing by approximately 6.0% improved utilization rates in the sector have led to much stronger freight rates. The specific factors which have led to improved market conditions include:

●	increased trade due to higher stocking activity and improved demand for oil products;
●	longer voyage distances because of refining capacity additions in Asia;
●	product tankers are also carrying crude oil encouraged by firm freight rates for dirty tankers; and
●	lower bunker prices have also been a factor contributing to higher net earnings

For example, the average time charter equivalent (“TCE”) of the spot rate for an MR product tanker in 2015 was $18,375/day, compared with an average of $9,833/day in 2014. On a one-year time charter rate basis, average MR rates rose from $14,438/day in 2014 to $17,271/day in 2015.

However, the surge in newbuild deliveries in 2016 had a negative impact on vessel earnings, with average freight rates in the spot and one-year time charter markets falling to $9,767/day and $15,125/day, respectively. Another round of newbuilding deliveries in 2017 had an adverse effect on supply-demand dynamics and freight rates for product tanker declined further. In 2017, average one-year time charter rate for MR tankers was $13,188/day, while on TCE basis, the average rate during 2017 was $9,158/day. The product tanker market remained weak in 1H18 and started to recover in 2H18 as the supply demand dynamics improved on the back of high demolitions in 2017-18, resulting in a small increase in TCE rates and one-year time charter rates, which averaged $9,299/day and $13,175/day, respectively. In 2019, freight rates remained strong, with the average TCE rate and one-year time charter rate increasing to $14,592 and $14,667, respectively. The surge in product tanker charter rates in 2019 was primarily driven by a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. Additionally, the trickle-down effect of the tight crude tanker market after U.S. sanctions on Cosco Shipping Tanker (Dalian) Co. pushed product tanker freight rates to multi-year highs towards the end of 2019 as several LR2 vessels moved into crude trade, thus reducing clean product capacity in the short term. However, in 2020 the tanker market underwent an unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. Accordingly, TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers shot up 131% from $19,289/day in February 2020 to $44,618 in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to continuous decline in vessel earnings in the latter half of the year as several vessels locked-in for floating storage re-joined the trading fleet. As a result, in 2020 TCE rates and one-year time charter rates for MR tankers averaged $18,551/day and $14,879/day, respectively. The trend in MR spot and time charter rates from January 2010 to December 2020 is shown in the chart below.

MR Product Tanker Freight Rates

(U.S.$ Per Day)

Source: Drewry

It should be noted that these rates are based on standard five-year old MR vessels, and there is some evidence that modern fuel-efficient vessels with ‘Eco’ specifications are commanding an additional premium up to 10% over freight rate realized by these vessels.

Asset values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2008. In December 2020, the newbuilding price for an MR product tanker was estimated at $34.0 million.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. In December 2020, a five-year old MR product tanker was estimated to have a value of $26.0 million. The trend in newbuilding prices, second-hand values and freight rates for an MR tanker from 2010 to 2020 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE	Time charter (US$/day)		Asset Prices (US$million)
Period Averages	(US$/day)	1 Year	3 Year	Newbuild	5 Year Old
2010	10,568	12,388	13,646	35.9	26.4
2011	8,658	13,633	14,575	36.1	28.3
2012	8,000	13,325	14,500	33.2	25.2
2013	9,550	14,346	15,161	33.8	26.2
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
2019	14,592	14,667	15,500	36.0	28.8
2020	18,551	14,879	15,083	34.8	28.0
Dec-20	4,346	13,500	14,750	34.0	26.0

2016-2020
5 Year Avg	12,273	14,207	14,954	34.4	26.3
5 Year Low	4,346	12,000	14,000	32.0	22.0
5 Year High	44,618	18,500	18,000	36.0	31.0

2011-2020
10 Year Avg	11,578	14,405	15,088	34.8	26.4
10 Year Low	4,346	12,000	14,000	32.0	22.0
10 Year High	44,618	19,500	18,000	37.0	31.0

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

Chemical Tanker Demand

The demand for chemicals is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), chemical prices, feedstock costs and chemical production capacity. Given their industrial usage, chemical demand, and as a result the demand for seaborne transport, is well-correlated with global GDP. Seaborne trade in chemicals is characterized by a wide range of individual cargoes and a relatively regionalized structure compared with crude and products. Given the geographical complexity and the diversity of cargoes involved and the way in which some cargoes are transported, estimating the total seaborne trade in chemicals is difficult. Essentially, there are four main types of chemicals transported by sea: organic chemicals, inorganic chemicals, vegetable oils and fats and other commodities such as molasses.

Seaborne Chemical Trades

(Million Tons)

* Provisional estimates

Source: Drewry

Saudi Arabia and the U.S. are two key exporters of organic chemicals, accounting for approximately 25% of all exports, while China accounts for about 40% of the total organic chemical imports. South Korea and India are also important players in the trade of organic chemicals and together account for nearly 16% of all exports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene and paraxylene. Organic chemicals represent around 40% to 45% of global seaborne trade of chemicals whereas inorganic chemical trade accounts for around 10-15% of total seaborne movements. They are not traded as widely as organic chemicals as they present several transport problems – not only are they very dense, they are also highly corrosive. Veg/Animal Oils & Fats is another key component of the seaborne chemical trade and accounts for nearly 30% of the total trade of chemicals. Palm oil accounts for about half of the Veg/Animal Oils & Fats trade, followed by soybean oil and sunflower seed oil.

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

In the U.S., the chemicals industry will be affected by the development of shale gas. Increased supplies of natural gas in the U.S. have already served to push down domestic gas prices, and the fall in natural gas prices has had a beneficial impact on feedstock costs for the petrochemical industry. In particular, the cost of ethane has fallen significantly since 2011, thereby increasing the competitiveness of the U.S. petrochemical industry within a global perspective. Accordingly, U.S. ethylene production costs have fallen to levels where the U.S. can now compete with Middle Eastern suppliers, which opens up new opportunities to expand U.S. ethylene cracking capacity, and subsequently, petrochemical capacity. Ethylene cracker utilization in the U.S. has improved, and before the fall in oil prices in late 2014, plans had been announced for a number of new petrochemical plants. Ethylene is a precursor for many organic chemicals shipped by sea (e.g. ethylene dichloride, ethylene glycol), so increased production will lead to increased availability of downstream chemical products for export from the U.S. Although the Middle East will continue to be the largest supplier of organic chemicals, the U.S. will be a major exporter of methanol and ethylene derivatives to the Far East market.

Chemical Tanker Supply

Chemical tankers are characterized mainly by cargo containment systems, which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products, which are typically hazardous and easily contaminated, cargo segregation and containment is an essential feature of these tankers.

Chemicals can only be carried in a tanker which has a current IMO Certificate of Fitness (CoF). The IMO regulates the carriage of chemicals by sea under the auspices of the International Bulk Chemical Code (IBC), which classifies potentially dangerous cargoes into three categories, typically referred to as ‘IMO 1’, ‘IMO 2’ and ‘IMO 3’. Specific IMO conventions govern the requirements for particular tanks to be classified as each grading, with the pertinent features of each tank being the internal volume and its proximity to the sides and bottom of the vessel’s hull.

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

●	Chemical parcel tankers: Over 75% of the tanks are segregated with an average tank size less than 3,000 cbm, all of which are stainless steel. A typical chemical parcel tanker might be IMO 2 with a capacity of 20,000 dwt and have 20 fully segregated tanks which are of stainless steel.
●	Chemical bulk tankers: Vessels with a lower level of tank segregations (below 75%), with an average tank size below 3,000 cbm, and with coated tanks. A typical chemical bulk tanker might be 17,000 dwt with 16 coated tanks, but might be IMO 2 with 8 segregations.

Given the above, a broad definition of a chemical tanker is any vessel with a current IMO CoF with coated/and or stainless-steel tanks and an average tank size of less than 3,000 cbm.

Overall, within the product and chemical tanker fleets, it is important to recognize that there are a group of ‘swing’ ships which can trade in either products or in chemicals, vegetable oils and fats. For example, a product tanker with IMO 2 certification might trade from time to time in easy chemicals such as caustic soda. Equally, an IMO 2 chemical tanker can, in theory, carry products. The sector in which these ‘swing’ ships trade will depend on a number of factors, with the main influences being the exact technical specifications of the ship, the last cargo carried, the state of the freight market in each sector and the operating policy of the ship owner/operator.

As of December 31, 2020, the global IMO 2 coated and stainless-steel tanker fleet consisted of 1,769 vessels with a combined capacity of 38.5 million dwt. The orderbook consisted of 90 vessels with an aggregate capacity of 2.5 million dwt, or 6.4% of the existing fleet. In 2020, provisional data suggests that only 13 MR chemical tankers totaling 0.5 million dwt were sent for demolition. In addition, chemical tankers are relatively complex vessel types to build, which increases the barriers to entry for shipyards, and the pool of yards that shipowners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: December 31, 2020

		Fleet		Orderbook			Orderbook Delivery Schedule (M Dwt)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2021	2022	2023	2024+
Coated IMO 2	10,000+	967	20.7	48	1.6	5.0%	0.8	0.7	0.1	0.0

Stainless Steel	10,000+	802	17.8	42	0.9	5.0%	0.5	0.4	0.0	0.0

Total		1769	38.5	90	2.5	6.4%	1.3	1.1	0.1	0.0

Source: Drewry

The Chemical Tanker Freight Market

Nearly 40% to 60% of all chemical movements are covered by COAs, while the spot market covers 35% to 40% of the movements. The remainder is made up by other charter arrangements and cargoes moved in the vessels controlled by exporters or importers. However, the COA-spot ratio varies depending on the vessel sizes, shipowners’/operators’ chartering strategy and other factors. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, because fixing is often sporadic, or more often than not covered by contract business. For these reasons, the assessment of spot freight rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements.

Following the global financial crisis in 2008-09, chemical tanker pool TCE rates declined between 2008 and 2010. However, freight rates on most routes strengthened in 2011 followed by a decline in 2012. Freight rates continued to record small gains on the back of increased vessel demand in 2013 and 2014 due to improved seaborne chemical trade. Pool TCE earnings of chemical tankers surged 33.7% in 2015 as many of these vessels switched to trade in a strong product tanker market limiting the supply in addition to growing seaborne trade of chemicals. However, pool TCE rates plunged 27.9% in 2016 as a result of a slowdown in demand growth and increased supply of vessels. Pool TCE rates dropped further by 12.1% in 2017 on account of supply side pressure due to a greater number of newbuilding deliveries and subdued demolitions in an already weak market. In 2018, freight rates declined by another 2.4%, despite the strengthening of world seaborne trade due to oversupply of vessels. However, pool TCE rates increased by 18.6% in 2019 on the back of growing trade and improved supply-demand dynamics. Provisional data for 2020 suggests that global seaborne chemical trade fell 3.6% due to weak demand on account of the COVID-19 pandemic however pool TCE rates increased by 4.6% as many vessels shifted to trade in product tanker market which limited the availability of vessels operating chemical tanker market.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values also show a relationship with the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; second-hand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to the complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than product tankers due to the lower volume of ordering and variation in specification. At end 2020, prices were generally 0.5% to 2% lower than the average of newbuild prices over the past ten years, whereas in the second-hand market, asset values are 2% to 8% lower than the average of the vessel values over the last ten years.

Chemical Tankers: Freight Rate and Asset Value Summary

	Pool TCE	Newbuilding Price		Secondhand Price(1)
	US$/Day	(US$million)		(US$million)
Year	35-37,000	22-24,000	35-37,000	22-24,000	35-37,000
2010	9,838	27.3	33.3	15.6	18.0
2011	13,931	27.0	32.0	14.3	15.6
2012	13,280	27.9	32.9	14.3	14.8
2013	13,864	28.6	33.6	14.5	14.1
2014	14,719	29.2	34.2	14.5	15.7
2015	19,675	27.8	32.8	13.8	17.0
2016	14,178	26.9	31.9	14.6	16.5
2017	12,462	26.0	31.0	13.4	14.6
2018	12,159	26.4	31.7	12.6	13.6
2019	14,424	29.0	34.0	12.5	14.2
2020*	15,093	27.1	32.5	12.7	14.7

2011-2020
10 Year Avg	14,378	27.6	32.7	13.7	15.1
10 Year Low	12,159	26.0	31.0	12.5	13.6
10 Year High	19,675	29.2	34.2	14.6	17.0

* Provisional estimates

(1)	For a 10-year old vessel

Note: The above values are for coated chemical tankers

Source: Drewry

COVID-19 Pandemic

COVID-19 has resulted and may continue to result in a significant decline in global demand for refined oil products.  As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for cargo we transport could adversely affect demand for our vessels and services.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted environmental standards relating to, among other things, oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. IMO committees also have adopted resolutions relating to international certificates of fitness for the carriage of dangerous chemicals in bulk and providing for enhanced vessel inspection programs.

We may need to make certain financial expenditures to continue to comply with these regulations. We believe that all our vessels are currently compliant in all material respects with these regulations.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020. In November 2020, MEPC 75 adopted amendments to Annex VI which, among other things, added new paragraphs related to in-use and onboard fuel oil sampling and testing.  These paragraphs would require one or more sampling points to be fitted or designated for the purpose of taking representative samples of the fuel oil being used or carried for use on board the ship.  These amendments are expected to enter into force on April 1, 2022.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  Notably, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII.  Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content.  The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.  Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.  These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean ballast water exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system.  These amendments may be formally adopted at MEPC 76.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(1)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(2)	injury to, or economic losses resulting from, the destruction of real and personal property;

(3)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(4)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(5)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(6)	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule” which replaces the rule published on October 22, 2019 and redefines “waters of the United States”. This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order.  The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaced the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the U.S. Clean Water Act (“CWA”), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022.  This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement. It will take 30 days for the United States to rejoin.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019 the Administration announced plans to weaken regulations for methane emissions and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. For example, OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.0 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 76 wholly owned subsidiaries and one 50%-owned joint venture entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced in March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have entered into leases with third parties for our offices in Singapore and Houston, Texas. Average aggregate payments under these leases are approximately $0.5 million per annum.

As at February 15, 2021, all of our 25 owned vessels are subject to mortgages relating to our credit facilities or are subject to finance leases under which we are the lessee.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as at and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

Please see Item 5 (“Operating and Financial Review and Prospects”) in our Annual Report on Form 20-F for the year ended December 31, 2019 for a discussion of our results of operations for the year ended December 31, 2018.

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

Our Charters

We generate revenue by charging customers for the transportation of their petroleum or chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual arrangements:

●	Spot Charter. We arrange spot employment for our vessels in-house. We are responsible for all costs associated with operating the vessel, including vessel operating expenses and voyage expenses.

●	Time Charter. Vessels we operate, and for which we are responsible for crewing and for paying other vessel operating expenses (such as repairs and maintenance, insurance, stores, lube oils, communication expenses) and technical management fees, are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. As at February 15, 2021, three of our vessels were on time charter.

●	Commercial Pooling Arrangements. Our vessels are pooled together with a group of other similar vessels for economies of scale and the earnings are pooled and distributed to the vessel owners according to a prearranged agreement.

The table below illustrates the primary distinctions among these types of charters and contracts.

	Time Charter	Commercial Pool	Spot Charter
Typical contract length	1 – 5 years	Indefinite	Single voyage
Hire rate basis(1)	Daily	Varies (daily rate reported)	Varies
Voyage expenses(2)	Charterer pays	Pool pays	We pay
Vessel operating expenses(3)	We pay	We pay	We pay
Off-hire(4)	We pay	We pay	We pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” are all expenses related to a particular voyage, which include, among other things, bunkers and port/canal costs.
(3)	“Vessel operating expenses” are costs of operating a vessel that are incurred during a charter, including costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.
(4)	“Off-hire” refers to the time a vessel is not available for service, due primarily to scheduled and unscheduled repairs or drydocking.

Recent Developments

Vessel Sale

In December 2020, we agreed to terms for the sale of the Ardmore Seamariner and repaid all amounts outstanding under the related term loan on January 7, 2021.  The sale price of the vessel by Ardmore was $10.0 million, which was paid upon delivery of the vessel to the buyer on January 14, 2021.

Share Repurchase Plan

During the three months ended December 31, 2020, we repurchased 98,652 of our common shares under our new share repurchase plan adopted in September 2020, at a weighted-average price of $2.91 per share for a total of $286,856.

Financing

On December 17, 2020, we completed the previously announced $10 million loan facility from Iyo Bank Japan for the Ardmore Seafarer, a 2010-built Japanese MR product tanker which delivered to us in August 2020. The facility has a duration of five years and is priced at LIBOR plus a margin of 2.25%. The covenants and other conditions of the facility are consistent with those of our existing debt facilities.

Pandemic

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which the pandemic may impact our results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the severity of the virus of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact cannot be made at this time.

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

Vessel Operating Expenses.  We are responsible for vessel operating expenses, which include crew, repairs and maintenance and insurance costs, and fees paid to technical managers of our vessels. The largest components of our vessel operating expenses are generally crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

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

Amortization of Deferred Drydock Expenditures.  Amortization of deferred drydock expenditures relates to the amortization of drydocking expenditures over the estimated period to the next scheduled drydocking on a straight line basis.

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

Pooling Arrangements.  To increase vessel utilization and thereby revenue, we may participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenue than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers. We did not participate in commercial pools for the years ended December 31, 2020 and December 31, 2019.

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

Fleet Growth

As at February 15, 2021, our owned fleet consists of 25 double-hulled product and chemical tankers all of which are in operation. We acquired 11 of our vessels as second-hand vessels, all of which were upgraded to increase efficiency and improve performance; we sold a total of three of such Eco-mod vessels during 2019. In 2016, 2017, 2018, 2019 and 2020 we paid $174.0 million, $0.4 million, $16.8 million ($1.6 million of which was paid as a deposit in 2017), $2.6 million and $16.7 million, respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 to 2015, our fleet grew on a net basis by 20 vessels. In 2016 we acquired on a net basis three vessels and in January 2018 we took delivery of one vessel. During 2018, the Eco-mod Ardmore Seatrader was classified as held for sale; the vessel was delivered to the buyer in January 2019. In February and May 2019, we sold the Eco-mod vessels Ardmore Seamaster and Ardmore Seafarer, respectively. In August 2020, we took delivery of one Eco-mod vessel. During 2020, the Eco-mod Ardmore Seamariner was classified as held for sale; the vessel was delivered to the buyer in January 2021.

Operating Results

The table below presents our operating results for the years ended December 31, 2020 and 2019 and includes related disclosure about year-to-year changes.

Consolidated Statements of Operations for the Years Ended December 31, 2020 and December 31, 2019

	Year Ended December 31		Variance	Variance (%)
	2020	2019
Revenue, net	$220,057,606	230,042,240	(9,984,634)	(4)%

Voyage expenses	(81,253,212)	(96,056,391)	14,803,179	15%
Vessel operating expenses	(62,546,733)	(62,546,606)	(127)	(0)%
Charter hire costs	(1,367,528)	—	(1,367,528)	(100)%
Depreciation	(32,187,324)	(32,322,695)	135,371	0%
Amortization of deferred drydock expenditures	(6,198,245)	(4,803,069)	(1,395,176)	(29)%
General and administrative expenses
Corporate	(15,122,906)	(14,951,996)	(170,910)	(1)%
Commercial and chartering	(2,780,970)	(3,194,218)	413,248	13%
Loss on vessel held for sale	(6,447,309)	—	(6,447,309)	(100)%
Loss on sale of vessels	—	(13,162,192)	13,162,192	100%
Unrealized losses on derivatives	(113,591)	—	(113,591)	(100)%
Interest expense and finance costs	(18,168,155)	(26,759,754)	8,591,599	32%
Interest income	281,618	952,190	(670,572)	(70)%
Loss before taxes	(5,846,749)	(22,802,491)	16,955,742	74%
Income tax	(199,446)	(58,766)	(140,680)	(239)%
Loss	$(6,046,195)	(22,861,257)	16,815,062	74%

Revenue, net. Revenue, net for the year ended December 31, 2020 was $220.1 million, a decrease of $10.0 million from $230.0 million for the year ended December 31, 2019.

The average number of owned vessels decreased to 25.4 for the year ended December 31, 2020, from 25.6 for the year ended December 31, 2019, resulting in revenue days of 9,049 for the year ended December 31, 2020, as compared to 9,100 for the year ended December 31, 2019.

We had 26 and 25 vessels employed directly in the spot market as at December 31, 2020 and 2019, respectively. We consider employment under voyage charters, trip charters and time charters of less than three months duration as being employed in the spot market.  For spot chartering arrangements, we had 9,049 revenue days for the year ended December 31, 2020, as compared to 9,100 for the year ended December 31, 2019. This decrease in revenue days derived from spot chartering arrangements resulted in a decrease in spot market revenue of $1.3 million, while changes in spot rates resulted in a decrease in revenue of $8.7 million.

For vessels employed directly in the spot market, we typically pay all voyage expenses, and revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Voyage Expenses. Voyage expenses were $81.3 million for the year ended December 31, 2020, a decrease of $14.8 million from $96.1 million for the year ended December 31, 2019. Voyage expenses decreased primarily due to the decrease in bunker prices for the year ended December 31, 2020, as compared to the year ended December 31, 2019.

TCE Rate. The average TCE rate for our fleet was $15,355 per day for the year ended December 31, 2020, an increase of $669 per day from $14,686 per day for the year ended December 31, 2019. The increase in average TCE rate was the result of higher spot rates and lower voyage expenses for the year ended December 31, 2020.

Vessel Operating Expenses. Vessel operating expenses were $62.5 million for the year ended December 31, 2020, consistent with $62.5 million for the year ended December 31, 2019. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,509 for the year ended December 31, 2020, as compared to $6,562 for the year ended December 31, 2019.

Depreciation. Depreciation expense for the year ended December 31, 2020 was $32.2 million, consistent with $32.3 million for the year ended December 31, 2019.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the year ended December 31, 2020 was $6.2 million, an increase of $1.4 million from $4.8 million for the year ended December 31, 2019. The increase is primarily due to an increased number of drydockings as our fleet ages. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2020 were $15.1 million, consistent with $15.0 million for the year ended December 31, 2019.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the year ended December 31, 2020 were $2.8 million, a decrease of $0.4 million from $3.2 million for the year ended December 31, 2019, due to a decrease in staff costs and reduced travel due to Covid-19 travel restrictions.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the year ended December 31, 2020 were $18.2 million, a decrease of $8.6 million from $26.8 million for the year ended December 31, 2019. Cash interest expense decreased by $7.9 million to $16.3 million for the year ended December 31, 2020, from $24.2 million for the year ended December 31, 2019. The decrease in interest expense and finance costs is primarily due to a decreased average LIBOR during the year ended December 31, 2020, compared to the year ended December 31, 2019, as well as our entering into three-year floating-to-fixed interest rate swap agreements with an average fixed interest rate of 0.32%. Amortization of deferred finance fees for the year ended December 31, 2020 was $1.8 million, a decrease of $0.8 million from $2.6 million for the year ended December 31, 2019. Included in the $2.6 million for the year ended December 31, 2019, is a write off of deferred finance fees in relation to the refinancing of $0.5 million.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. Our total cash and cash equivalents as at December 31, 2020 were $58.4 million, an increase of $6.7 million from $51.7 million as at December 31, 2019. We believe that our working capital, together with expected cash flows from operations will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, any dividends on our shares of common stock, as well as funding our other working capital requirements. Our short-term and spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, lease financings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 5 (“Debt”) and 6 (“Finance leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2020, we were in compliance with all covenants relating to our financing facilities.

Cash Flow Data for the Years Ended December 31, 2020 and 2019

	For the year ended December 31
CASH FLOW DATA	2020	2019
Net cash provided by operating activities	$46,094,449	20,471,260
Net cash (used in) / provided by investing activities	$(20,993,433)	23,894,165
Net cash (used in) financing activities	$(18,458,793)	(49,545,356)

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

For the year ended December 31, 2020, cash flow provided by operating activities was $46.1 million. Net loss (after adding back depreciation, amortization of deferred drydock expenditures, share-based compensation, loss on vessel held for sale, amortization of deferred finance fees, unrealized losses on derivatives and foreign exchange losses on operating leases of $49.8 million) was an inflow of $43.8 million. Changes in operating assets and liabilities resulted in an inflow of $9.3 million and drydock payments were $7.0 million.

For the year ended December 31, 2019, cash flow provided by operating activities was $20.5 million. Net profit (after adding back depreciation, amortization of deferred drydock expenditures, share-based compensation, loss on sale of vessels, amortization of deferred finance fees and foreign exchange gains on operating leases of $55.1 million) was an inflow of $32.3 million. Changes in operating assets and liabilities resulted in an outflow of $6.4 million and drydock payments were $5.4 million.

Cash (used in) / provided by investing activities

For the year ended December 31, 2020, the net cash used in investing activities was $21.0 million consisting of payments in relation to vessel equipment, including the purchase of the Ardmore Seafarer for $16.7 million, advances for ballast water treatment systems, leasehold improvements and other non-current assets. Payments for vessel equipment and advances for ballast water treatment systems were $20.9 million for 2020. Payments for office equipment, and fixtures and fittings and leasehold improvements were $0.1 million.

For the year ended December 31, 2019, net cash provided by investing activities was $23.9 million consisting of payments in relation to vessel equipment, advances for ballast water treatment systems, leasehold improvements and other non-current assets. Net proceeds from the sales of the Ardmore Seatrader, Ardmore Seamaster and Ardmore Seafarer were $26.6 million. Payments for vessel equipment and advances for ballast water treatment systems were $2.5 million for 2019. Payments for office equipment, and fixtures and fittings and leasehold improvements were $0.2 million.

Cash (used in) / provided by financing activities

For the year ended December 31, 2020, the net cash used in financing activities was $18.5 million. Proceeds from long-term debt amounted to $19.6 million and repayments of debt amounted to $17.3 million. Total principal repayments of finance lease arrangements were $18.7 million. We also paid dividends of $1.7 million related to the fourth quarter of 2019, repurchased shares amounting to $0.3 million and incurred payments of $0.2 million relating to deferred finance fees for debt facilities.

For the year ended December 31, 2019, the net cash used in financing activities was $49.5 million. Proceeds from long-term debt amounted to $201.5 million and repayments of debt amounted to $222.2 million. Total principal repayments of finance lease arrangements were $26.5 million. We also incurred payments of $2.3 million relating to deferred finance fees for finance lease facilities.

Capital Expenditures

Drydock

Nine of our vessels completed drydock surveys in 2020. The drydocking schedule through December 31, 2024 for our vessels that were in operation as of December 31, 2020 is as follows:

	For the Years Ending December 31,
	2021	2022	2023	2024
Number of vessels in drydock (excluding in-water surveys)	4	—	12	3

We will continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Ballast Water Treatment System Installation

The ballast water treatment system (“BWTS”) installation schedule for our vessels that were in operation as of December 31, 2020 is as follows:

	For the Years Ending December 31,
	2021	2022	2023	2024
Number of ballast water treatment system installations	1	—	10	2

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

Dividends

We did not pay any dividends during 2019 or 2018. On February 11, 2020, we announced that our Board of Directors declared a cash dividend of $0.05 per share for the quarter ended December 31, 2019. The cash dividend of $1.7 million was paid on February 28, 2020 to all shareholders of record on February 21, 2020. This dividend was determined in accordance with our then-existing dividend policy, under which we generally expected to pay out as dividends on a quarterly basis 60% of Earnings from Continuing Operations (which represented our earnings per share reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items). We have changed our dividend policy. On March 9, 2020, we announced a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and, once the other priorities are achieved, returning capital to shareholders. Commencing with the quarter ended March 31, 2020, we transitioned to the new policy.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our obligations on vessel finance and certain other obligations as at December 31, 2020. As of that date, we had no such obligations or commitments due after the year ending December 31, 2030.

ITEM	FY 2021	FY 2022 – 2024	FY 2025 – 2027	FY 2028 – 2030	Total
Debt	$23,506,236	$186,777,651	$3,600,000	$—	$213,883,887
Finance leases	26,523,339	88,678,997	89,827,743	26,750,763	231,780,842
Interest expense	5,812,368	15,091,852	1,828,940	791,504	23,524,664
Operating leases	473,361	841,970	324,021	—	1,639,352
	$56,315,304	$291,390,470	$95,580,704	$27,542,267	$470,828,745

(1)	Finance leases relate to amounts payable under bareboat arrangements and includes fixed interest expenses and lease amortization.
(2)	The interest expense on our loans and finance leases is variable and based on LIBOR. The amounts in the above schedule were calculated using the average three-month forward rate plus a margin of 3%, which is the weighted average margin on our senior debt facilities and our finance lease facilities.

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

As of its adoption on January 1, 2018, we apply revenue recognition guidance in Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”) to account for our spot charter arrangements.

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

As the charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the charterer is also responsible for costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Accordingly, time charters are considered operating leases and we apply revenue recognition guidance in ASC 842, Leases. Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

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

The earnings from all vessels are pooled and shared by the members of the arrangement based on the earnings allocation terms of the arrangement, which consider the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. Therefore, the earnings allocation represents the pool members’ consideration for their different contribution to the collaborative arrangement. We recognize our earnings allocation as revenue in accordance with the guidance for collaborative arrangements.  We did not participate in commercial pools for the years ended December 31, 2020 and December 31, 2019.

Share-based compensation.  We may grant share-based payment awards, such as restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and dividend equivalent rights (“DERs”), as incentive-based compensation to certain employees. We granted SARs to certain employees, directors and officers in 2013, 2014, 2015, 2016, April 2018 (which included DERs), March 2019 (which included DERs) and March 2020 (which included DERs). We granted RSUs which included DERs, to certain directors and officers in January 2019, March and May 2019 and March and May 2020. We granted stand-alone DERs to certain directors and officers in November 2019. We measure the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizing that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period, which we calculate according to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic No. 718, Compensation — Stock Compensation (“ASC 718”), see Note 15 (“Share-based compensation”).

Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the award, volatility and dividend yield, and making certain other assumptions about the award.

Depreciation.  Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of our vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value of $300 per lightweight tonne. The estimated scrap value is reviewed each year and would be adjusted prospectively, if applicable.

Vessel impairment.  Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of undiscounted future cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount, together with the carrying value of deferred drydock expenditures and special survey costs related to the vessel.

Undiscounted future cash flows are determined by applying various assumptions based on historical trends as well as future expectations. In estimating future revenue, we consider charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for us over the last five years, where available, and historical average one-year time charter rates for the industry over the last 10 years. Recognizing that rates tend to be cyclical and considering market volatility based on factors beyond our control, management believes it is reasonable to use estimates based on a combination of more recent internally generated rates and the 10-year average historical average industry rates. An impairment charge is recognized if the carrying value is in excess of the estimated undiscounted future cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

Undiscounted future cash flows are determined by applying various assumptions regarding future revenue net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire and scrap values, and taking into account historical market and Company specific revenue data as discussed above, and also considering other external market sources, including analysts’ reports and freight forward agreement curves. Projected future charter rates are the most significant and subjective assumption that management uses for its impairment analysis.

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

In recent years, the market values of vessels have experienced particular volatility, with substantial declines in many of the charter-free market values, or basic market values, of various vessel classes. As a result, the value of our vessels may have declined below those vessels’ carrying values, even though we did not impair those vessels’ carrying values under our impairment accounting policy. This is due to our projection that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2020 and 2019. At December 31, 2020, we were holding the Ardmore Seamariner vessel listed in the table below as held for sale. At December 31, 2019, no vessels were classified as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2020, and, accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, vessel costs, deferred drydock expenditures, vessel equipment, advances for ballast water treatment systems, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

			Carrying Value as at
	Built	DWT	Dec 31, 2020	Dec 31, 2019
Ardmore Seavaliant* #	2013	49,998	$28,555,910	$30,008,441
Ardmore Seaventure* #	2013	49,998	28,980,859	30,626,981
Ardmore Seavantage* #	2014	49,997	30,452,892	32,012,301
Ardmore Seavanguard* #	2014	49,998	30,526,505	32,139,743
Ardmore Sealion*	2015	49,999	29,739,294	29,944,595
Ardmore Seafox*	2015	49,999	29,926,796	29,965,036
Ardmore Seawolf*	2015	49,999	30,030,708	30,379,014
Ardmore Seahawk*	2015	49,999	30,483,940	30,792,789
Ardmore Endeavour* #	2013	49,997	27,633,660	29,324,231
Ardmore Enterprise*	2013	49,453	23,824,902	25,240,256
Ardmore Endurance	2013	49,466	23,564,640	24,834,638
Ardmore Explorer	2014	49,494	24,988,708	26,177,924
Ardmore Encounter	2014	49,478	25,341,635	26,459,679
Ardmore Exporter	2014	49,466	24,990,880	26,254,789
Ardmore Engineer*	2014	49,420	25,982,698	27,620,053
Ardmore Seamariner (1) #	2006	45,726	—	18,077,467
Ardmore Sealancer*	2008	47,451	14,202,204	15,298,821
Ardmore Sealeader* #	2008	47,463	17,344,364	18,164,201
Ardmore Seafarer*	2010	49,999	16,852,020	—
Ardmore Sealifter* #	2008	47,472	16,873,658	17,645,881
Ardmore Dauntless* #	2015	37,764	29,948,834	30,654,392
Ardmore Defender* #	2015	37,791	30,234,072	30,858,546
Ardmore Cherokee*	2015	25,215	25,237,297	26,666,695
Ardmore Cheyenne*	2015	25,217	25,584,343	26,336,422
Ardmore Chinook*	2015	25,217	26,385,088	26,492,941
Ardmore Chippewa*	2015	25,217	26,557,362	26,900,613
Total			$644,243,269	$668,876,449

Vessel Held For Sale

			Carrying Value as at
	Built	DWT	Dec 31, 2020	Dec 31, 2019
Ardmore Seamariner(1)	2006	45,726	$16,342,309	$—
Total			$16,342,309	$—

(1)	During 2020, the Ardmore Seamariner was classified as held for sale. We completed the sale in January 2021.
*

Indicates vessels for which we believe, as of December 31, 2020, the basic market value is lower than the vessel’s carrying value. We believe that the carrying values of our vessels as of December 31, 2020 were recoverable as the projected undiscounted future cash flows of these vessels exceeded their carrying value by a significant amount.

#

Indicates vessels for which we believe, as of December 31, 2019, the basic market value is lower than the vessel’s carrying value. We believe that the carrying values of our vessels as of December 31, 2019 were recoverable as the projected undiscounted future cash flows of these vessels exceeded their carrying value by a significant amount.

At December 31, 2020, we estimate that the aggregate carrying value of our owned vessels exceeded their aggregate basic market value by approximately $60.7 million as at December 31, 2020. At December 31, 2019, we estimate that the aggregate basic market value of our owned exceeded their aggregate carrying value by approximately $11.6 million as at December 31, 2019. We believe that 21 of our vessels’ carrying values exceeded the basic market value as of December 31, 2020 and 10 of our vessels’ carrying values exceeded the basic market value as of December 31, 2019. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 10% reduction in forecasted vessel utilization, a 10% reduction in time charter rates and third party forward rates and, in each scenario, the future undiscounted cash flows significantly exceeded the carrying value of each of our vessels.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of six directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2023 annual meeting of shareholders, Class II directors serve for a term expiring at the 2021 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2022 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke HM08, Bermuda.

Name	Age	Class	Position
Mr. Mats Berglund	58	I	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee

Mr. Mark Cameron	54	N/A	Executive Vice President and Chief Operating Officer

Mr. Brian Dunne	54	III	Director, Chair of the Audit Committee, Member of the Nominating and Corporate Governance Committee

Mr. Anthony Gurnee	61	II	Chief Executive Officer, President and Director

Mr. Curtis Mc Williams	65	III	Chair of the Board, Chair of the Nominating and Corporate Governance Committee, Chair of the Compensation Committee, Member of the Audit Committee

Mr. Gernot Ruppelt	39	N/A	Senior Vice President and Chief Commercial Officer

Dr. Kirsi Tikka	64	I	Director, Member of the Compensation Committee

Mr. Paul Tivnan	41	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Ms. Helen Tveitan de Jong	53	II	Director, Member of the Audit Committee

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

Brian Dunne has been a director of Ardmore since June 2010. He is also Chair of Ark Life Assurance Company and a director of Chorus Aviation Capital (Ireland), AASET 2018-2 and AASET 2019-2. He was previously a director of ReAssure, Guardian Assurance, Aergen Aviation Finance, Chair of Aviva’s health insurance business in Ireland, a director of its Irish life and pensions business and a director of several other private companies. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from the University College Dublin.

Anthony Gurnee has been our President, Chief Executive Officer and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers. He is also a director of Simply Blue Energy, engaged in the development of offshore floating wind, wave energy, and sustainable aquaculture projects.

Curtis Mc Williams was appointed as a director by the board of directors in January 2016 and as our Chair effective January 1, 2019. Mr. Mc Williams is a real estate industry veteran with over 25 years of experience in finance and real estate. He currently serves as an Independent Director of Braemar Hotels & Resorts Inc. and as a member of Modiv Board of Directors (formerly, the RW Holdings NNN REIT, Inc.). He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. Mc Williams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chair of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. Mc Williams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Gernot Ruppelt is Ardmore’s Chief Commercial Officer and Senior Vice President. Mr. Ruppelt has been in charge of Ardmore’s commercial activities since joining as Chartering Director in 2013 and was promoted to his current position in December 2014. Mr. Ruppelt has extensive commercial and management experience in the maritime industry. Prior to Ardmore he was a Projects Broker with Poten & Partners in New York for five years and, in the seven years prior, he held various positions up to Trade Manager for Maersk in the USA, Denmark, Singapore and Germany. Mr. Ruppelt is Chair of INTERTANKO’s Commercial and Markets Committee and represents Ardmore at the INTERTANKO Council. Mr Ruppelt is currently pursuing a Global Executive MBA with INSEAD.  Mr Ruppelt is a graduate of Hamburg Shipping School and completed the management program ‘Maersk International Shipping Education’. He is also a member of the Institute of Chartered Shipbrokers in London.

Kirsi Tikka was appointed as a director of Ardmore in September 2019. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. Dr. Tikka is chairing the U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects, and is a member of the U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organizations. She is a Fellow of both the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects. Dr. Tikka has over 30 years of shipping experience having recently retired from the American Bureau of Shipping Classification Society (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley and a Master’s degree in mechanical engineering and Naval Architecture from the University of Technology in Helsinki.

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

B. Compensation of Directors and Senior Management

We paid $2.4 million in aggregate cash compensation to members of our senior executive officers for 2020. For 2020, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $20,000 for a director serving as Chair of the audit committee, $15,000 for a director serving as Chair of other committees, $10,000 for each member of the audit committee and $5,000 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chair received an additional $42,500. We paid $0.5 million in aggregate compensation to our directors for 2020. Our officers and directors are eligible to receive awards under our equity incentive plan, which is described below under “— Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

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

Stock Appreciation Rights (“SARs”)

As at December 31, 2020, ASC had granted 3,099,782 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

On April 4, 2018 ASC cancelled the 1,078,125 SARs awarded on August 1, 2013 (the “IPO SARs”), which had a per share exercise price significantly in excess of the current fair market value of a share of ASC’s common stock and replaced the IPO SARs with new awards of 1,719,733 SARs (the “Replacement SARs”).

On March 4, 2020 ASC granted 549,020 SARs (together with the Replacement SARs, the “New SARs”).

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

Restricted Stock Units (“RSUs”)

On March 4, 2020, ASC granted 94,105 RSUs to certain of its officers that will vest in three equal annual tranches. On May 29, 2020, ASC granted 78,510 RSUs to certain of its directors that will vest in twelve months from the date of grant.

Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Dividend Equivalent Rights (“DERs”)

Under a DER award, in the event that dividends are declared and paid on a share with a record date on or after the grant date, the grantee is entitled to receive a share of ASC’s common stock equal to the amount of the dividend declared multiplied by the number of shares per the award, divided by the Fair Market Value of a share on the date the dividends are paid. No DER awards were granted during 2020.

Please see Note 15 “Share-based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards, RSUs and DERs.

C. Board Practices

Our board of directors currently consists of six directors, all of whom, other than our Chief Executive Officer, Anthony Gurnee, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our board of directors has instituted a policy of holding executive sessions of non-management directors following each regularly scheduled meeting of the full Board. Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis Mc Williams, the Chair of the Board.

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

The Compensation Committee consists of Curtis Mc Williams, as Chair, Mats Berglund and Kirsi Tikka. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

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

D. Employees

As of December 31, 2020, approximately 1,046 seagoing staff serve on the vessels that we manage and 47 full-time staff and eight part-time staff serve on shore. This compares with 1,054 seafarers and 48 full-time staff and three part-time staff on shore as of December 31, 2019. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding beneficial ownership, as of February 15, 2021 (except as otherwise noted), of our common stock by:

●	each person or entity known by us to beneficially own 5% or more of our common stock; and
●	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after February 15, 2021 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
Aristotle Capital Boston, LLC(2)	3,572,196	10.76%
BlackRock, Inc(3)	2,191,085	6.60%
Private Management Group, Inc.(4)	2,108,086	6.35%
Dimensional Fund Advisors LP(5)	2,043,093	6.16%
Russell Investments Group, Ltd.(6)	1,686,341	5.08%
Donald Smith & Co., Inc(7)	1,363,807	4.11%
All directors and executive officers as a group	*	*

(1)	Based on 33,274,932 shares of common stock outstanding on February 15, 2021.
(2)	This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on February 2, 2021. According to this Amendment No. 1 to Schedule 13G Aristotle Capital Boston, LLC possessed sole voting power over 2,031,042 shares and sole dispositive power over 3,572,196 shares.
(3)	This information is based on the Amendment No. 2 to Schedule 13G filed with the SEC on January 29, 2021. According to this Amendment No. 2 to Schedule 13G, BlackRock, Inc. possessed sole voting power over 2,126,691 shares and sole dispositive power over 2,191,085 shares.
(4)	This information is based on the Schedule 13G filed with the SEC on February 9, 2021. According to Schedule 13G, Private Management Group, Inc. possessed sole voting power over 2,108,086 shares and sole dispositive power over 2,108,086 shares.
(5)	This information is based on the Amendment No. 2 to Schedule 13G filed with the SEC on February 12, 2021. According to this Amendment No.2 to Schedule 13G, Dimensional Fund Advisors LP possessed sole voting power over 1,939,922 shares and sole dispositive power over 2,043,093 shares.
(6)	This information is based on Schedule 13G filed with the SEC on February 2, 2021.
(7)	This information is based on the Schedule 13G filed with the SEC on February 11, 2021. According to this Schedule 13G, Donald Smith & Co. Inc possessed sole voting power over 1,320,951 shares and sole dispositive power over 1,333,651 shares; DSCO Value Fund L.P. possessed sole voting power over 8,429 shares and sole dispositive power over 8,429 shares; Jon Hartsel possessed sole voting over 18,527 shares and sole dispositive power over 18,527 shares; and Kamal Shah possessed sole voting power over 3,200 shares and sole dispositive power over 3,200 shares.
*	Less than 1% of outstanding shares of our common stock.

As of February 15, 2021, we had two shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 33,158,680 shares of our common stock, representing approximately 99.7% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

We have a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. We have entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to 17 of our vessels as at December 31, 2020 (2019: 16 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

See Item 18.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that would reasonably be expected to have a material effect on our business, financial position, results of operations or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Capital Allocation Policy

On March 9, 2020, we announced a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and, once the other priorities are achieved, returning capital to shareholders. We transitioned to the new policy commencing with the quarter ended March 31, 2020.

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

B. Memorandum and Articles of Association

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws have been filed as Exhibits  respectively, to Form F-1/A (Registration Number 333-189714), declared effective by the Securities and Exchange Commission on July 31, 2013. The information contained in these exhibits is incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to our shares of common stock are described in Exhibit 2.2 (Description of Capital Stock) of this Annual Report.

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

Unless we qualify from an exemption from U.S. federal income taxation under either an applicable tax treaty or the rules of Section 883 of the Code (“Section 883”), as discussed below, a foreign corporation such as us will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States (“U.S. source shipping income”). For U.S. federal income tax purposes, “U.S. source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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

We believe that we satisfy the Publicly Traded Test for our 2020 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

Publicly Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock are “primarily traded” on the New York Stock Exchange (“NYSE”).

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2020 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly Traded Test for the 2020 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2020 U.S. federal income tax return. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regard to our or our subsidiaries’ qualification for the Section 883 exemption.

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

Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

●	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

●	substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
●	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and
●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.; or
●	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, and the payment of the gross proceeds on a sale of our common shares, made within the U.S. to a non-corporate U.S. Holder will be subject to information reporting. Such payments or distributions may also be subject to backup withholding if the non-corporate U.S. Holder:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or
●	in certain circumstances, fails to comply with applicable certification requirements.

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

Foreign exchange risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar and Pounds Sterling) and as a result there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and has not entered into any derivative contracts for either transaction or translation risk during the year.

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

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to interest rate swap arrangements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, we enter into interest rate swaps with different counterparties to reduce concentration risk.

During the year ended December 31, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties. In accordance with these transactions, we will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $324.1 million, of which $273.3 million are designated as cash flow hedges.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the year ended December 31, 2020 by $3.7 million (2019: $3.9 million) using the average long-term debt and finance lease balance and actual interest incurred in each period.

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are held in short-term funds (with a credit risk rating of at least AA) managed by Blackrock, State Street Global Advisors and JP Morgan Asset Management. While we believe this risk of loss is low, we intend to monitor this arrangement and revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk and credit concentration risk. As at December 31, 2020 our 26 vessels in operation were employed with 15 different charterers.

Liquidity risk

Our principal objective in relation to liquidity is to ensure that we have access, at minimum cost, to sufficient liquidity to enable us to meet our obligations as they fall due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from or expenses relating to voyage and time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2020, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations in Internal Control Integrated Framework (2013).

Management’s evaluation as of December 31, 2020 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2020.

C. Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm, Deloitte & Touche LLP, that audited our consolidated financial statements as at and for the year ended December 31, 2020 and included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

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

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2020 and 2019 were Deloitte & Touche LLP.

Audit Fees

The audit fees for the audit of the years ended December 31, 2020 and 2019 were $0.5 million and $0.5 million, respectively.

Audit-Related Fees

Audit-related fees relating to work performed by our principal accountants for the years ended December 31, 2020 and 2019 were $55,000 and $55,000, respectively.

Tax Fees

There were no tax fees billed by our principal accountants in 2020 or 2019.

All Other Fees

There were no other fees billed by our principal accountants in 2020 or 2019.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2020 and 2019.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2020, our Board of Directors authorized a new share repurchase plan (the “Repurchase Plan”), expanding and replacing our earlier plan. Pursuant to the Repurchase Plan, we may purchase up to $30 million of our common shares through September 30, 2023, at times and prices that are considered by us to be appropriate. We expect to repurchase shares under the plan in the open market or in privately negotiated transactions, but we are not obligated under the terms of the plan to repurchase any shares, and, at any time, we may suspend, delay or discontinue the Repurchase Plan. During the year ended December 31, 2019, we repurchased no shares of our common stock. During the year ended December 31, 2020, we repurchased 98,652 shares, all under our Repurchase Plan, at a weighted-average price of $2.91 per share (including fees and commission of $0.02 per share) for a total of $286,856. We repurchased all of these shares during November 2020. The total remaining share repurchase authorization under the Repurchase Plan at December 31, 2020, was $29.7 million.

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

We, as a foreign private issuer, are not required to comply with certain corporate governance practices followed by U.S. companies under the New York Stock Exchange (“NYSE”) listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE required practices, such as having a majority of independent directors, establishing a compensation committee and a nominating and corporate governance committee each composed of independent directors, adopting corporate governance guidelines and holding regular executive meetings of non-management directors.

The following is the significant way in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which difference is permitted by NYSE rules for “foreign private issuers” such as Ardmore Shipping Corporation:

●	The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans and prior to certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction. Our board of directors approves the adoption of equity compensation plans in lieu of such shareholder approval, and we do not intend to seek shareholder approval prior to equity issuances that otherwise would require such approval if we were not a foreign private issuer.

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

2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.2	Description of Securities (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 3, 2020).
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
4.2

Term Loan Facility, dated December 11, 2019, by and among Fitzroy Shipco LLC, Bailey Shipco LLC, Cromarty Shipco LLC, Dogger Shipco LLC, Ardmore Shipping LLC, the Company, ABN Amro Bank NV, Credit Agricole Corporate and Investment Bank and the other banks and financial institutions party thereto (incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 3, 2020).

4.3

Term Loan and Revolving Facilities, dated December 11, 2019, by and among Faroe Shipco LLC, Plymouth Shipco LL, Portland Shipco LLC, Fisher Shipco LLC, Fair Isla Shipco LLC, Humber Shipco LLC, Forth Shipco LLC, Trafalgar Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank ABP, Filial I Norge, Skandinaviska Enskilda Banken Ab (Publ) and the other banks and financial institutions party thereto (incorporated herein by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with the SEC on April 3, 2020).

4.4

Open Market Sale Agreement, dated August 31, 2018, between the Company and Evercore Group L.L.C., Jefferies LLC and Wells Fargo Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 31, 2018).

4.5

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
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2020 and 2019;

(ii) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018;

(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020, 2019 and 2018;

(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2020, 2019 and 2018;

(v)  Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and

(vi) Notes to Consolidated Financial Statements

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
Chief Executive Officer
(Principal Executive Officer)

Date: March 5, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ardmore Shipping Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ardmore Shipping Corporation and subsidiaries (the "Company") as at December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as at December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Basis for Opinions

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

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vessel Impairment – Future Charter Rates – Refer to Note 2 of the consolidated financial statements

Critical Audit Matter Description

The Company assesses vessels and equipment that are held and used for impairment when events and circumstances indicate the carrying amount of the asset may not be recoverable.

When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of undiscounted future cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount, together with the carrying value of deferred drydock expenditures and special survey costs related to the vessel. Undiscounted future cash flows are determined by applying various assumptions based on historical trends as well as future expectations. In estimating future revenue, the Company considers charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for the Company over the last five years, where available, and historical average one-year time charter rates for the industry over the last 10 years. An impairment charge is recognized if the carrying value is in excess of the estimated undiscounted future cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

Undiscounted future cash flows are determined by applying various assumptions regarding future revenue net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth. Projected future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. The total carrying value of vessels and vessel equipment, net, as of December 31, 2020, was $631.5 million.

We identified projected charter rates used in the undiscounted future cash flows analysis as a critical audit matter because of the significant judgments made by management to estimate future charter rates, as charter rates tend to be cyclical and subject to significant volatility. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the projected charter rates utilized in the undiscounted future cash flows analysis included the following, among others:

●	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the undiscounted future cash flows analysis.
●	We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:
o	Evaluated the Company’s methodology for estimating future charter rates, which, for the year ending December 31, 2021, consider the rates currently in effect for the duration of their current charters, third party forward rates and the Company’s recent historical performance, and for periods after December 31, 2021, reflect the Company’s estimates of the future charter rates based on the most recent ten-year historical one-year time charter average for the applicable vessel class.
o	Compared the future charter rates utilized in the undiscounted future cash flow analysis to 1) the Company’s historical rates, 2) historical rate information by vessel class published by third parties and 3) other external market sources, including analysts’ reports and freight forward agreement curves.
o	Obtained the supporting information related to the assumptions used in the projected charter rates and discussed with the Company’s management and considered the consistency of the assumptions used with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

/s/ Deloitte & Touche LLP

New York, New York

March 5, 2021

We have served as the Company's auditor since 2019.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ardmore Shipping Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows of Ardmore Shipping Corporation (the Company) for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2018, in conformity with US generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young

We served as the Company’s auditor from 2011 to 2019.

Dublin, Ireland

February 15, 2019, except for Note 3 of Ardmore Shipping Corporation’s consolidated financial statements included in its 2018 Annual Report on Form 20-F/A, as to which the date is August 1, 2019

Ardmore Shipping Corporation

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except shares and as otherwise indicated)

		As at December 31
	Notes	2020	2019
ASSETS
Current assets
Cash and cash equivalents		58,365,330	51,723,107
Receivables, net of allowance for bad debts of $0.5 million (2019: $0.9 million)		17,808,496	30,083,358
Prepaid expenses and other assets		3,683,910	1,940,030
Advances and deposits		2,516,646	4,114,065
Inventories		10,274,062	10,158,735
Vessel held for sale		9,895,000	—
Total current assets		102,543,444	98,019,295

Non-current assets
Vessels and vessel equipment, net of accumulated depreciation of $170.2 million (2019: $146.2 million)		631,458,305	660,823,330
Deferred drydock expenditures, net of accumulated amortization of $13.3 million (2019: $10.3 million)		10,216,090	7,668,711
Advances for ballast water treatment systems		2,568,874	384,408
Other non-current assets, net of accumulated depreciation of $1.7 million (2019: $1.4 million)		678,632	917,222
Amount receivable in respect of finance leases		2,880,000	2,880,000
Operating lease, right-of-use asset	7	1,662,510	1,745,464
Total non-current assets		649,464,411	674,419,135

TOTAL ASSETS		752,007,855	772,438,430

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		9,125,321	4,789,935
Accrued expenses and other liabilities	4	11,233,767	16,278,084
Accrued interest on debt and finance leases		769,304	880,183
Current portion of long-term debt	5	22,456,396	20,216,171
Current portion of finance lease obligations	6	18,454,222	17,975,322
Current portion of derivative liabilities	8	397,418	—
Current portion of operating lease obligations	7	463,559	289,231
Total current liabilities		62,899,987	60,428,926

Non-current liabilities
Non-current portion of long-term debt	5	188,054,568	187,066,842
Non-current portion of finance lease obligations	6	179,250,162	197,704,372
Non-current portion of derivative liabilities	8	433,974	—
Non-current portion of operating lease obligations	7	1,034,218	1,182,522
Total non-current liabilities		368,772,922	385,953,736

Stockholders' equity
Common stock ($0.01 par value, 225,000,000 shares authorized, 35,206,656 issued and 33,186,603 outstanding as at December 31, 2020 and 35,019,232 issued and 33,097,831 outstanding as at December 31, 2019)		352,067	350,192
Additional paid in capital		418,180,983	416,841,494
Accumulated other comprehensive loss		(729,135)	—
Treasury stock (2,020,053 shares as at December 31, 2020 and 1,921,401 shares as at December 31, 2019)		(15,635,765)	(15,348,909)
Accumulated deficit		(81,833,204)	(75,787,009)
Total stockholders' equity		320,334,946	326,055,768

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		752,007,855	772,438,430

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Operations

(Expressed in U.S. Dollars, except for shares)

		For the years ended December 31
	Notes	2020	2019	2018
Revenue, net	3	220,057,606	230,042,240	210,179,181

Voyage expenses		(81,253,212)	(96,056,391)	(98,142,454)
Vessel operating expenses		(62,546,733)	(62,546,606)	(67,017,632)
Charter hire costs		(1,367,528)	—	—
Depreciation		(32,187,324)	(32,322,695)	(35,137,880)
Amortization of deferred drydock expenditures		(6,198,245)	(4,803,069)	(3,637,276)
General and administrative expenses
Corporate		(15,122,906)	(14,951,996)	(12,626,373)
Commercial and chartering		(2,780,970)	(3,194,218)	(3,233,888)
Loss on vessel held for sale	9	(6,447,309)	—	(6,360,813)
Loss on sale of vessels	9	—	(13,162,192)	—
Unrealized losses on derivatives		(113,591)	—	—
Interest expense and finance costs	10	(18,168,155)	(26,759,754)	(27,405,608)
Interest income		281,618	952,190	606,665

Loss before taxes		(5,846,749)	(22,802,491)	(42,776,078)

Income tax	11	(199,446)	(58,766)	(162,923)

Net loss		(6,046,195)	(22,861,257)	(42,939,001)

Net loss per share, basic and diluted	12	(0.18)	(0.69)	(1.31)
Weighted average number of shares outstanding, basic and diluted	12	33,241,936	33,097,831	32,837,866

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

	For the years ended December 31
	2020	2019	2018
Net loss	(6,046,195)	(22,861,257)	(42,939,001)
Other comprehensive loss, net of tax
Net change in unrealized losses on cash flow hedges	(729,135)	—	—
Other comprehensive loss, net of tax	(729,135)	—	—

Comprehensive loss	(6,775,330)	(22,861,257)	(42,939,001)

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in U.S. Dollars, except for shares)

				Accumulated
	Number of		Additional	other
	shares	Share	paid in	comprehensive	Treasury	Accumulated
	outstanding	capital	capital	loss	stock	deficit	TOTAL
Balance as at December 31, 2017	32,139,956	340,613	405,549,985	—	(15,348,909)	(9,567,929)	380,973,760
Cumulative effect of accounting change (1)	—	—	—	—	—	(418,822)	(418,822)
Share-based compensation	—	—	1,636,547	—	—	—	1,636,547
Net proceeds from equity offerings	957,875	9,579	7,321,871	—	—	—	7,331,450
Loss for the year	—	—	—	—	—	(42,939,001)	(42,939,001)
Balance as at December 31, 2018	33,097,831	350,192	414,508,403	—	(15,348,909)	(52,925,752)	346,583,934
Share-based compensation	—	—	2,333,091	—	—	—	2,333,091
Loss for the year	—	—	—	—	—	(22,861,257)	(22,861,257)
Balance as at December 31, 2019	33,097,831	350,192	416,841,494	—	(15,348,909)	(75,787,009)	326,055,768
Issue of common stock	187,424	1,875	(1,875)	—	—	—	-
Share-based compensation	—	—	3,000,672	—	—	—	3,000,672
Payment of dividend	—	—	(1,659,308)	—	—	—	(1,659,308)
Repurchase of common stock	(98,652)	—	—	—	(286,856)	—	(286,856)
Changes in unrealized loss on cash flow hedges	—	—	—	(729,135)	—	—	(729,135)
Loss for the year	—	—	—	—	—	(6,046,195)	(6,046,195)
Balance as at December 31, 2020	33,186,603	352,067	418,180,983	(729,135)	(15,635,765)	(81,833,204)	320,334,946

(1)   The opening accumulated deficit has been adjusted on January 1, 2018 in connection with the adoption of FASB Accounting Standards Codification (ASC) 606.

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

		For the years ended December 31
	Notes	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss		(6,046,195)	(22,861,257)	(42,939,001)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation		32,187,324	32,322,695	35,137,880
Amortization of deferred drydock expenditures		6,198,245	4,803,069	3,637,276
Share-based compensation		3,000,672	2,333,091	1,636,547
Loss on vessel held for sale	9	6,447,309	—	6,360,813
Loss on sale of vessels	9	—	13,162,192	—
Amortization of deferred finance fees		1,765,271	2,560,180	4,668,077
Unrealized losses on derivatives		113,591	—	—
Foreign exchange		108,978	(73,207)	(200,504)
Deferred drydock expenditures		(7,003,305)	(5,387,875)	(6,599,085)
Changes in operating assets and liabilities:
Receivables		12,274,862	(2,623,226)	(614,151)
Working capital advances		—	—	3,100,000
Prepaid expenses and other assets		(1,743,880)	137,453	(664,608)
Advances and deposits		1,597,419	(1,981,261)	882,968
Inventories		(115,327)	2,653,304	(3,179,793)
Accounts payable		2,543,080	(3,672,559)	3,013,580
Accrued expenses and other liabilities		(5,098,531)	(48,663)	4,991,495
Accrued interest on debt and finance leases		(135,064)	(852,676)	194,883
Net cash provided by operating activities		46,094,449	20,471,260	9,426,377

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels		—	26,557,707	—
Payments for acquisition of vessels and vessel equipment		(18,720,337)	(2,599,827)	(16,824,102)
Advances for ballast water treatment systems		(2,184,466)	114,235	(528,774)
Payments for other non-current assets		(88,630)	(177,950)	(204,003)
Net cash (used in) / provided by investing activities		(20,993,433)	23,894,165	(17,556,879)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt		20,375,243	201,462,500	3,902,122
Repayments of long-term debt		(18,017,863)	(222,198,713)	(184,306,269)
Proceeds from finance leases		—	—	209,725,500
Repayments of finance leases		(18,650,009)	(26,510,556)	(7,336,520)
Payments for deferred finance fees		(220,000)	(2,298,587)	(3,740,150)
Net proceeds from equity offerings		—	—	7,331,450
Repurchase of common stock		(286,856)	—	—
Payment of dividend		(1,659,308)	—	—
Net cash (used in) / provided by financing activities		(18,458,793)	(49,545,356)	25,576,133

Net increase / (decrease) in cash and cash equivalents		6,642,223	(5,179,931)	17,445,631

Cash and cash equivalents at the beginning of the year		51,723,107	56,903,038	39,457,407

Cash and cash equivalents at the end of the period		58,365,330	51,723,107	56,903,038

Cash paid during the period for interest in respect of debt		6,526,308	11,544,904	17,482,989
Cash paid during the period for interest in respect of finance leases		9,902,396	13,529,033	5,100,987
Cash paid during the period for operating lease liabilities		501,118	501,848	522,009
Cash paid during the period for income taxes		138,841	54,730	139,849

The accompanying notes are an integral part of these consolidated financial statements.

1.   Overview

1.1.   Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at December 31, 2020, the Company had 27 vessels in operation. The average age of the Company’s operating fleet as at December 31, 2020 was 7.6 years.

1.2.   Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at December 31, 2020, ASC had 76 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint venture, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to the majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.   Vessels

As at December 31, 2020, the Company owned and operated a modern fleet of 26 product/chemical vessels, 25 with Marshall Island flags and one with a Singapore flag, and with a combined carrying capacity of 1,161,293 deadweight tonnes (“dwt”) and an average age of approximately 7.6 years.

Vessel Name	Type	Dwt	IMO(1)	Built	Country	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	Eco-design
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	Eco-mod
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	Eco-design
Total	26	1,161,293

(1)	International Maritime Organization (“IMO”) cargo classification

2.   Significant accounting policies

2.1.   Basis of preparation

The accompanying consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All subsidiaries are 100% directly or indirectly owned by ASC. AASML, which is a 50% owned joint venture, is accounted for using the equity method. All intercompany balances and transactions have been eliminated on consolidation.

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

2.3.   Reporting currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is U.S. Dollars because the Company operates in international shipping markets in which most transactions are denominated in the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. Resulting gains and losses are included in the accompanying consolidated statements of operations.

2.4.   Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board issued ASU 2016-13: Financial Instruments - Credit Losses (Topic 326) which requires recognition of management’s estimates of current expected credit losses, rather than the current incurred losses model. The new model is generally applicable to all financial instruments that are not accounted for at fair value through net income. The standard is effective for annual and interim periods beginning after December 15, 2019. The implementation of this standard on January 1, 2020 did not represent a significant impact on the consolidated financial statements and related disclosures.

On March 12, 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (“ASC 848”): “Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The purpose of this guidance is to provide relief for impacted areas as it relates to impending reference rate reform. ASC 848 contains optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other areas or transactions that are impacted by reference rate reform. ASU 2020-04 is effective upon issuance for all entities and elections of certain optional expedients are required to apply the provisions of the guidance. The Company continues to assess all potential impacts of the standard and will disclose the nature and reason for any elections that the Company makes.

During the year ended December 31, 2020, the Company has elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

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

The earnings from all vessels are pooled and shared by the members of the arrangement based on the earnings allocation terms of the arrangement, which consider the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. Therefore, the earnings allocation represents the pool members’ consideration for their different contribution to the collaborative arrangement. The Company recognizes its earnings allocation as revenue in accordance with the guidance for collaborative arrangements.

2.6.   Voyage and vessel operating expenses

Voyage expenses

Voyage expenses represent costs the Company is responsible to incur in charter arrangements during a voyage that are directly related to a voyage. Voyage expenses include bunkers and port/canal costs, which are expensed as incurred.

Voyage expenses also include contract fulfillment costs that are incurred by the Company prior to a voyage. These costs are from the later of when a vessel departed from its prior charter discharge port and when a vessel entered a new charter to the arrival at the loading port for the new charter are deferred and amortized ratably over the new charter for charters accounted for in accordance with ASC 606. Such costs are typically comprised of bunkers.

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

2.9.   Prepaid expenses and other assets

Prepaid expenses and other assets consist of payments made in advance for insurance or other expenses, and insurance claims outstanding and certain assets held by vessel managers. Insurance claims are recorded, net of any deductible amounts, for insured damages which are recognized when recovery is virtually certain under the related insurance policies and where the Company can make an estimate of the amount to be reimbursed following the insurance claim. As at the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

2.10.   Advances and deposits

Advances and deposits primarily include amounts advanced to third-party technical managers and AASML for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business.

2.11.   Inventories

Inventories consist of bunkers, lubricating oils and other consumables on board the Company’s vessels. Inventories are valued at the lower of cost or net realizable value on a first-in first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate. Spares are expensed as incurred.

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

A loss is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

2.13.   Vessels and vessel equipment

Vessels and vessel equipment are recorded at their cost less accumulated depreciation.

Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of the Company’s vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton. The scrap value of the vessels is estimated at $300 (2019: $300) per lightweight ton.

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

2.15.   Advances for ballast water treatment systems

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

2.16.   Vessel impairment

Management regularly reviews the carrying amounts of the Company’s vessels that are “held and used” for recoverability.  Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of undiscounted future cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount together with the carrying value of deferred drydock expenditures and special survey costs related to the vessel.

For purposes of testing for recoverability, undiscounted future cash flows are determined by applying various assumptions based on historical trends as well as future expectations. In estimating future revenue, the Company considers charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for the Company over the last five years, where available, and historical average one-year time charter rates for the industry over the last 10 years. Recognizing that rates tend to be cyclical and considering market volatility based on factors beyond the Company’s control, management believes it is reasonable to use estimates based on a combination of more recent internally generated rates and the 10-year average historical average industry rates. Undiscounted future cash flows are determined by applying various assumptions regarding future revenue net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire and scrap values, and taking into account historical market and Company specific revenue data as discussed above, and also considering other external market sources, including analysts’ reports and freight forward agreement curves.

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The Company did not recognize a vessel impairment charge for the years ended December 31, 2020, 2019 and 2018.

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

2.20.   Finance leases

Finance leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statements of operations using the effective interest method over the life of the lease.

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

2.23.   Derivatives

As required by ASC 815, Derivatives and Hedging, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

The Company elected to classify settlement payments as operating activities within the statement of cash flows.

2.24.   Equity method investments

The Company’s investment in AASML is accounted for using the equity method of accounting. Under the equity method of accounting, the Company initially recorded the investment in AASML at cost and adjusts the carrying amount of the investment to recognize their respective share of earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investment. The Company evaluates its equity method investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other than temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of operations.  The investment in AASML and the equity in income of AASML is insignificant.

2.25.   Contingencies

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

2.26.   Distributions to shareholders

Subject to the Board of Directors’ approval, distributions to common stockholders are applied first to accumulated surplus. When accumulated surplus is not sufficient, distributions are applied to the additional paid in capital account.

2.27.   Equity issuance costs

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

2.28.   Debt and finance lease issuance costs

Financing charges which include fees, commissions and legal expenses associated with securing loan facilities and finance lease agreements are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the debt liability or finance lease obligation. These costs are amortized to interest expense and finance costs in the consolidated statements of operations using the effective interest rate method over the life of the related debt or finance lease.

2.29.   Share-based compensation

The Company may grant share-based payment awards, such as restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and dividend equivalent rights (“DERs”), as incentive-based compensation to certain employees. The Company measures the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statements of operations over the requisite service period.

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

2.30.   Treasury stock

When shares are acquired for a reason other than formal or constructive retirement, the shares are presented separately as a deduction from equity. If the shares are retired or subsequently sold, any gain would be allocated as an increase in additional paid in capital and cumulative losses as an increase to accumulated deficit.

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

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statements of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2020 amounted to $Nil (2019: $Nil , 2018: $Nil).

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2020 amounted to $Nil (2019: $Nil, 2018: $Nil).

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

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
	2020	2019	2018
Charterer A	26,759,247	<10%	27,025,590

The following table presents the Company’s revenue contributions by nature of vessel employment.

	For the years ended December 31
	2020	2019	2018
Voyage charters (1)	206,350,782	218,969,349	193,679,937
Time charters (2)	13,696,635	10,974,608	2,453,062
Pooling arrangements (3)	10,189	98,283	14,046,182
	220,057,606	230,042,240	210,179,181

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

4.   Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following as at December 31, 2020 and 2019:

	As at December 31
	2020	2019
Accrued vessel operating expenses and voyage expenses	8,320,291	12,096,220
Other accrued expenses	2,913,476	4,181,864
Total accrued expenses	11,233,767	16,278,084

5.   Debt

As at December 31, 2020, the Company had six loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 14 vessels as at December 31, 2020. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default.

The carrying amounts in the table below approximate the fair value for the variable rate debt which is considered to be a Level 2 item as the Company considers the estimate of rates it could obtain for similar debt.  The fair value of an asset or liability is based on assumptions that market participants would use in pricing the asset or liability.  The hierarchies of inputs used when determining fair value are described below:

Level 1: Valuations based on quotes prices in active markets for identical instruments that the Company is able to access.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The outstanding principal balances on each loan facility as at December 31, 2020 and 2019 were as follows:

	As at December 31
	2020	2019
NIBC Bank Facility	4,625,000	6,045,000
Nordea/SEB Joint Bank Facility	88,503,292	100,000,000
Nordea/SEB Revolving Facility	39,237,241	40,000,000
ABN/CACIB Joint Bank Facility	57,124,104	61,462,500
ABN AMRO Revolving Facility	14,394,250	4,019,007
IYO Bank Facility	10,000,000	—
Total debt	213,883,887	211,526,507
Deferred finance fees	(3,372,923)	(4,243,494)
Net total debt	210,510,964	207,283,013
Current portion of long-term debt	23,506,236	21,274,111
Current portion of deferred finance fees	(1,049,840)	(1,057,940)
Total current portion of long-term debt	22,456,396	20,216,171
Non-current portion of long-term debt	188,054,568	187,066,842

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at
December 31
2020
2021	23,506,236
2022	33,275,486
2023	18,881,236
2024	134,620,929
2025	3,600,000
213,883,887

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to the Company in 2014. The facility was drawn down in September 2014. Interest is calculated at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. On January 7, 2021, Ardmore repaid the facility in full.

Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The facility was fully drawn down in December 2020 and December 2019. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility may be drawn down or repaid with five days’ notice.  The term loan and revolving credit facility mature in December 2024.

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

ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. On July 17, 2020, this facility was renewed for a further two years. Interest under this facility is calculated at a rate of LIBOR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in July 2022 with options to extend for two more years.

IYO Bank Facility

On December 17, 2020, one of ASC’s subsidiaries entered into a $10.0 million long-term loan facility with IYO Bank to finance a secondhand vessel acquisition which delivered to the Company in 2020. The facility was drawn down in December 2020. Interest is calculated at a rate of LIBOR plus 2.25%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in December 2025.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at December 31, 2020, was $20.5 million;
●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
●	maintain a corporate net worth of not less than $150 million; and
●	maintain positive working capital, excluding balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at December 31, 2020 and 2019.

6.   Finance lease

As at December 31, 2020, the Company was a party, as the lessee, to six finance lease facilities. The Company's applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled 12 vessels as at December 31, 2020 (2019: 12 vessels). ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at December 31, 2020 and 2019 were as follows:

	As at December 31
	2020	2019
Japanese Leases No.1 and 2	26,531,100	31,398,900
Japanese Lease No.3	13,119,000	15,498,000
CMBFL Leases No.1 to 4	72,459,942	79,896,836
Ocean Yield ASA	55,729,620	61,153,740
Japanese Lease No.4	21,949,099	23,983,699
China Huarong Leases	41,992,081	46,717,764
Finance lease obligations	231,780,842	258,648,939
Amounts representing interest and deferred finance fees	(34,076,458)	(42,969,245)
Finance lease obligations, net of interest and deferred finance fees	197,704,384	215,679,694
Current portion of finance lease obligations	19,084,775	18,650,022
Current portion of deferred finance fees	(630,553)	(674,700)
Non-current portion of finance lease obligations	181,250,674	200,335,437
Non-current portion of deferred finance fees	(2,000,512)	(2,631,065)
Total finance lease obligations, net of deferred finance fees	197,704,384	215,679,694

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at
December 31, 2020
2021	26,523,339
2022	26,470,805
2023	38,028,900
2024	24,179,292
2025	75,863,062
2026 - 2030	40,715,444
Finance lease obligations	231,780,842
Amounts representing interest and deferred finance fees	(34,076,458)
Finance lease obligations, net of interest and deferred finance fees	197,704,384

Assets recorded under finance leases consist of the following:

	As at December 31
	2020	2019
Vessels and vessel equipment, net of accumulated depreciation	282,930,184	296,708,230
Deferred drydock expenditures, net of accumulated amortization	2,751,781	4,419,417
Advances for ballast water systems	2,141,135	221,277
	287,823,100	301,348,924

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

Finance leases financial covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company's long-term debt financial covenants described in Note 5. The Company was in full compliance with all of its finance lease related financial covenants as at December 31, 2020 and 2019.

7.   Operating lease

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts. The discount rate used to measure the lease liability is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in Cork, Ireland, Singapore and Houston, Texas which are denominated in various currencies. The weighted average remaining term of the office leases as at December 31, 2020 was 4.6 years. Under ASC 842, the right-of-use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of operations.

	As at December 31
	2020	2019
Operating lease, right-of-use asset	1,662,510	1,745,464
Total operating lease, right-of-use asset	1,662,510	1,745,464
Current portion of operating lease obligations	463,559	289,231
Non-current portion of operating lease obligations	1,034,218	1,182,522
Total operating lease obligations	1,497,777	1,471,753

	For the years ended December 31
	2020	2019	2018
Foreign exchange loss/(gain) on operating leases	108,978	(73,207)	(200,504)
Total foreign exchange loss/(gain) on operating leases	108,978	(73,207)	(200,504)

As at December 31, 2020, the Company had the following maturity of operating lease obligations:

As at
December 31
2020
2021	473,361
2022	299,029
2023	269,859
2024	273,082
2025	277,062
2026	46,959
Total lease payments	1,639,352
Less imputed interest	(141,575)
Present value of lease liabilities	1,497,777

8.   Interest Rate Swaps

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $324.1 million of which $273.3 million is designated as cash flow hedges.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Loss and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Reclassification adjustments related to the interest rate swaps amounted to approximately $80,000 for the year ended December 31, 2020.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swaps as an asset or liability on its balance sheet. Interest rate swaps are considered to be a Level 2 item. The following table shows the interest rate swap liabilities as of December 31, 2020 and December 31, 2019:

Derivatives designated as hedging instruments	Balance Sheet location	December 31, 2020	December 31, 2019
Interest rate swap	Current portion of derivative liabilities	$349,374	—
Interest rate swap	Non - current portion of derivative liabilities	$379,762	—

The following table shows the interest rate swap liabilities not designated as hedging instruments as of December 31, 2020 and December 31, 2019:

Derivatives not designated as hedging instruments	Balance Sheet location	December 31, 2020	December 31, 2019
Interest rate swap	Current portion of derivative liabilities	$48,044	—
Interest rate swap	Non - current portion of derivative liabilities	$54,212	—

9.   Loss on sale of vessels

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

The loss on the sale of vessels for the year ended December 31, 2019 is calculated as follows:

	Seamaster	Seafarer	Total
Sales proceeds (1)	9,700,000	9,100,000	18,800,000
Net book value of vessels	(15,979,901)	(15,537,708)	(31,517,609)
Sales related costs	(223,178)	(99,503)	(322,681)
Debt termination costs and related finance fees	(66,684)	(55,218)	(121,902)
Loss on sale of vessels	(6,569,763)	(6,592,429)	(13,162,192)

In December 2020, Ardmore agreed to terms for the sale of the Ardmore Seamariner. Effective December 2020, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. The Company repaid all amounts outstanding under the related term loan in January 2021. The sale price for the vessel was $10.0 million, resulting in a net loss of $6.4 million which was recognized in the year ended December 31, 2020.  The vessel was delivered to the buyer in January 2021.

The loss on the vessel held for sale for the year ended December 31, 2020 is calculated as follows:

Seamariner
Sales proceeds	10,000,000
Net book value of vessel	(16,342,309)
Sales related costs	(105,000)
Loss on vessel held for sale	(6,447,309)

10.   Interest expense and finance costs

	For the years ended December 31
	2020	2019	2018
Interest incurred – debt	6,585,889	10,780,248	17,070,112
Interest incurred – finance leases	9,737,294	13,419,326	5,667,420
Amortization of deferred finance fees	1,765,271	2,023,279	2,400,621
Write-off of deferred finance fees in relation to refinancing	—	536,901	2,267,455
Swap Interest	79,701	—	—
	18,168,155	26,759,754	27,405,608

11.   Income taxes

The components of income tax are as follows:

	For the years ended December 31
	2020	2019	2018
Current tax expenses	(199,446)	(58,766)	(162,923)
Income tax expense for year	(199,446)	(58,766)	(162,923)

The differences between income taxes expected at the Bermuda statutory income tax rate of zero percent and the reported income tax expense are summarized as follows:

	For the years ended December 31
	2020	2019	2018
Bermuda statutory income tax rate	0.00%	0.00%	0.00%
Income subject to tax in other jurisdictions	3.41%	0.26%	0.38%
Effective tax rate	3.41%	0.26%	0.38%

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

	For the years ended December 31
Numerator:	2020	2019	2018
Net loss	$(6,046,195)	(22,861,257)	(42,939,001)
Denominator:
Weighted average number of shares outstanding	33,241,936	33,097,831	32,837,866
Net loss per share, basic and diluted	$(0.18)	(0.69)	(1.31)

For the year ended December 31, 2020, SARs granting the right to acquire 3,094,003 shares (2019: 2,544,983, 2018: 1,984,983) and 319,144 RSUs were outstanding (2019: 322,106, 2018: Nil). The SARs and RSUs have been excluded from the computation of diluted loss per share as they are anti-dilutive as a result of the net loss for all periods.

The Company declared a cash dividend of $0.05 per share for the quarter ended December 31, 2019. The cash dividend of $1.7 million was paid on February 28, 2020 to all shareholders of record on February 21, 2020. The Company did not make any payments of dividends for any other quarter in the year ended December 31, 2019. The Company did not make any payment of dividends for the years ended December 31, 2020 or 2018.

13.   Related party transactions

Anglo Ardmore Ship Management Limited ("AASML")

AASML is a 50% joint venture entity owned in equal share by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML is accounted for under the equity method of accounting. The carrying value of the investment as at December 31, 2020 and 2019 was not significant. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018.

The Company has entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 17 vessels of the Company’s fleet as at December 31, 2020 (2019: 16 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

Total management fees paid to AASML for the year ended December 31, 2020 were $2.8 million (2019: $3.0 million), which are included in vessel operating expenses in the consolidated statement of operations. Amounts due from/(to) AASML in respect of management fees were $Nil as at December 31, 2020 (2019: $Nil). Advances to AASML for technical management services as at December 31, 2020 were $1.9 million (2019: $2.8 million) and are included in Advances and deposits in the consolidated balance sheets. Amounts payable to AASML for technical management services as at December 31, 2020 were $3.0 million with $2.2 million included in Accounts payable and $0.8 million included in Accrued expenses and other liabilities in the consolidated balance sheets.

14.   Share-based compensation

Stock appreciation rights

As at December 31, 2020, the Company had granted 3,099,782 SARs (inclusive of 5,779 forfeited SARs), which included DERs, to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
								Weighted
						Risk-free		Average Fair
	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
12‑Mar‑14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01‑Sept‑14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06‑Mar‑15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15‑Jan‑16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Apr‑18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07‑Mar‑19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes
04‑Mar‑20	549,020	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes

Changes in the SARs for the year ended December 31, 2020 are set forth below:

		Weighted average
	No. of SARs	exercise price
Balance as at January 1, 2020	2,544,983	$7.14
SARs granted during the year ended December 31, 2020	549,020	$5.25
SARs forfeited during the year ended December 31, 2020	—	—
Balance as at December 31, 2020 (none of which are exercisable or convertible)	3,094,003	$6.80

The total cost related to non-vested awards expected to be recognized through 2023 is set forth below:

Period	TOTAL
2021	746,667
2022	435,556
2023	62,222
1,244,445

Restricted stock units

As at December 31, 2020, the Company had granted 494,721 RSUs, which included DERs, to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47
04-Mar-20	94,105	3 years	$5.25
29-May-20	78,510	1 year	$5.84

Changes in the RSUs for the year ended December 31, 2020 is set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as at January 1, 2020	322,106	$5.28
RSUs granted during the year ended December 31, 2020	172,615	$5.52
RSUs vested during the year ended December 31, 2020	(176,304)	$(5.67)
RSUs forfeited during the year ended December 31, 2020	—	—
Balance as at December 31, 2020 (none of which are vested)	318,417	$5.19

The total cost related to non-vested awards expected to be recognized through 2023 is set forth below:

Period	TOTAL
2021	502,282
2022	189,110
2023	27,447
718,839

Dividend equivalent rights

As at December 31, 2020, the Company had granted 1,146,517 DERs to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
	DERs	Service		Fair	Dividend	Risk-free rate	Expected	Valuation
Grant Date	Awarded	Period		Value	Yield	of Return	Volatility	Method
04-Nov-19	1,146,517	2	yrs	$0.49	2.93%	2.06%	30.22%	Monte Carlo

Changes in the DERs for the year ended December 31, 2020 is set forth below:

		Weighted average fair
	No. of DERs	value at grant date
Balance as at January 1, 2020	1,146,517	0.49
DERs granted during the year ended December 31, 2020	—	—
DERs forfeited during the year ended December 31, 2020	—	—
Balance as at December 31, 2020 (none of which are vested)	1,146,517	$0.49

The total cost related to non-vested awards expected to be recognized through 2021 is set forth below:

Period	TOTAL
2021	234,081
234,081

15.   Repurchase of common stock

In September 2020, the Company's Board of Directors authorized a new share repurchase plan, expanding and replacing the Company's earlier plan. Pursuant to the new share repurchase plan, the Company may purchase up to $30 million of its common shares through September 30, 2023, at times and prices that are considered to be appropriate by the Company. The Company expects to repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time, the Company may suspend, delay or discontinue the plan.

During the year ended December 31, 2020, the Company repurchased 98,652 common shares at a weighted-average price of $2.91 (including fees and commission of $0.02 per share) per share for a total of approximately $0.3 million.

During the years ended December 31, 2019 and 2018, no shares were repurchased.