Form 20-F
period 2021-12-31
Ardmore Shipping Corp
filed 2022-03-11
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, there were 34,363,884 shares of common stock outstanding, par value $0.01 per share.

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Forward-looking statements in this Annual Report include, among others, such matters as

●	our future operating or financial results;
●	global and regional economic and political conditions;
●	the strength of national economies and currencies;
●	general market conditions;
●	our business and growth strategies and our Energy Transition Plan (“ETP”) and other plans, and related potential benefits and opportunities;
●	fleet expansion and vessel and business acquisitions, vessels and upgrades and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
●	competition in the tanker industry;
●	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
●	business disruptions due to natural disasters or other disasters or events outside of our control;
●	the effect of the novel coronavirus pandemic on, among other things: oil demand; our business; our financial condition and results of operations, including our earnings, cash flows and liquidity; our vessel values and any related impairments; our ability to satisfy covenants in our credit facilities and financing lease obligations; and our funding of such liquidity needs for such periods;
●	the effect of Russia’s invasion of Ukraine on, among other things, oil demand, our business, our results of operations and financial condition;
●	our anticipated exercise of purchase options for two vessels currently subject to sale-leaseback arrangements;
●	charter counterparty performance;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	our financial condition and liquidity, including estimates of our liquidity needs for 2022 and for the longer term and our ability to obtain financing in the future and the sources of financing to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general liquidity needs and corporate activities;
●	our ability to comply with covenants in financing arrangements;
●	our capital structure and how it supports our spot employment strategy and enhances financial and strategic flexibility to pursue acquisition opportunities;
●	our exposure to inflation;
●	vessel breakdowns and instances of off hire;
●	future dividends;
●	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market;
●	our ability to comply with, and the effects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance
●	growth opportunities for Element 1 Corp. and e1 Marine, LLC (“e1 Marine”), with respect to which we hold equity investments;

●	our status relative to PFIC regulations and our intention to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year; and
●	our expectations of the availability of vessels or businesses to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

●	changes in demand for and the supply of tanker vessel capacity;
●	fluctuations in oil prices;
●	changes in the markets in which we operate;
●	availability of financing and refinancing;
●	changes in general domestic and international political and trade conditions, including tariffs;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	the impact of the novel coronavirus pandemic;
●	the outcome and impact of Russia’s invasion of Ukraine;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
●	potential disruption of shipping routes due to accidents, piracy or political events;
●	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
●	the length and number of off-hire periods and dependence on third-party managers;
●	developments at Element 1 Corp. and e1 Marine, and in their industries and competitive positions; and
●	other factors discussed under the “Risk Factors” section of this Annual Report.

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

Reserved.

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

Risk Factor Summary

●	The tanker industry is cyclical and volatile in terms of charter rates and profitability.
●	Weak spot charter markets may adversely affect our results of operations.
●	The novel coronavirus (COVID-19) pandemic is dynamic and may directly or indirectly harm our business.
●	Declines in oil prices may adversely affect our growth prospects and results of operations.
●	Volatility in the markets in which our vessels trade may result in us having limited liquidity.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Any vessel market value decreases could result in breaches of credit or lease facility covenants or impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.
●	An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
●	The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or to refinance existing financing or otherwise negatively impact our business.
●	Changes in fuel, or bunkers, prices may adversely affect our results of operations.
●	Changes in the oil, oil products and chemical markets could result in decreased demand for our services.
●	Our vessels may suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels.
●	We operate our vessels worldwide and, as a result, our vessels are exposed to international risks.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry.
●	If our vessels call on ports subject to U.S. restrictions, the market for our securities could be adversely affected.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Maritime claimants could arrest our vessels, which would have a negative effect on our business.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increased demand for and supply of vessels fitted with exhaust gas scrubbers could reduce demand for our existing vessels.
●	Technological innovation could reduce our charter hire income and the value of our vessels.
●	Failure to protect our information systems against security breaches or system failure could adversely affect our business and results of operations.
●	If labor or other interruptions are not resolved, they could have a material adverse effect on our business.
●	We will be required to make substantial capital expenditures to expand and maintain our fleet, which will depend on our ability to obtain additional financing.
●	We will not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on medium to long-term time charters.
●	If we do not acquire suitable vessels or shipping companies or successfully integrate any acquired vessels or shipping companies, we may not be able to effectively grow.
●	Delays in vessel deliveries, cancellations of vessel orders or the inability to complete vessel acquisitions could harm our results of operations.
●	If we purchase and operate second-hand vessels, we will be exposed to increased operating costs and these vessels could adversely affect our ability to obtain profitable charters.
●	An increase in operating or voyage expenses would decrease our earnings and cash flows.
●	We may be unsuccessful in competing in the international tanker market.
●	The loss of any key customers could result in a significant loss of revenues and cash flow.
●	Charterers may terminate or default on their charters.
●	Our ability to obtain additional debt financing may depend on the performance of charters and the creditworthiness of our charterers.

●	Debt and other obligations may limit our ability to obtain financing and pursue other opportunities.
●	Servicing our current or future indebtedness and lease obligations limits available funds and if we cannot service our debt, we may lose our vessels.
●	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us.
●	Our credit facilities and lease arrangements contain restrictive covenants.
●	Any interest rate increases would increase our debt service costs on variable-rate debt and lease obligations.
●	LIBOR’s continued use is uncertain.
●	Failure to maintain an effective system of internal control over financial reporting could affect our ability to accurately report our results and prevent fraud.
●	We are subject to certain risks with respect to our counterparties on contracts.
●	Our insurance may not be adequate to cover our losses that may result from our operations.
●	We may be required to make additional insurance premium payments.
●	Our investments in Element 1 Corp. and e1 Marine involve a high degree of risk.
●	We are subject to complex laws and regulations which can adversely affect our business.
●	Climate change and greenhouse gas restrictions may adversely affect our operating results.
●	Increasing scrutiny and changing expectations about Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
●	Ballast water discharge regulations may adversely affect our results of operation and financial condition.
●	If we fail to comply with international safety regulations, we may be subject to increased liability and may result in a denial of access to, or detention in, certain ports.
●	Failure to comply with data privacy laws could harm customer relationships and expose us to claims and fines.
●	Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
●	It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.
●	Our ability to pay any dividends in the future may be limited by the amount of cash we generate from operations and priorities ascribed by the board of directors for allocation of capital.
●	Anti-takeover provisions in our articles of incorporation and bylaws documents could adversely affect the market price of our common shares.
●	We may be required to redeem our outstanding shares of Series A Preferred Stock or to pay dividends on such shares at an increased rate.
●	U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.
●	We may have to pay tax on U.S. source shipping income, which would reduce our earnings.
●	We may be subject to additional taxes, which could adversely impact our business and financial results.
●	Our business depends upon key members of our senior management team.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. More recently, since 2015 high refined product inventory levels, continued supply of new vessels, and oil price volatility and trading levels contributed to low charter rates in the tanker industry. As at February 15, 2022, two of our vessels were on time charter, and 25 of our vessels were operating in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a loss.

Any decrease in spot charter rates in the future or a return of weak spot charter markets may adversely affect our results of operations.

As at February 15, 2022, 25 of our vessels were operating directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the particular voyage charters.

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

The novel coronavirus (COVID-19) pandemic is dynamic.  The continuation of the pandemic, and the emergence of other epidemic or pandemic crises has had and could continue to have, material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic, including the developments of variants of the virus, and its ultimate scope, duration and effects are uncertain. The pandemic and any future epidemic or pandemic crises could result in direct and indirect adverse effects on the product and chemical tanker industry. Effects of the current pandemic include, or may include, among others:

●	deterioration of worldwide, regional or national economic conditions and activity, which could further reduce the recent significant increases in oil prices, or continue to adversely affect global demand for crude oil and petroleum products, demand for product and chemical tankers, and charter and spot rates;
●	disruptions to operations of industry participants as a result of the potential health impact on workforces, including crew;
●	business disruptions from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions for individuals and vessels, hygiene measures (such as quarantining and social distancing) or implementation of remote working arrangements;
●	business disruptions from, or additional costs related to, a limited supply of labor;
●	potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, oil majors or government agencies and (c) maintenance and any repairs or upgrades to, or drydocking of, vessels, due to quarantine, worker health, regulations or a shortage of required spares;
●	reduced cash flow and financial condition, including potential liquidity constraints;
●	reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets;
●	potential decreases in the market values of vessels and related impairment charges;
●	potential noncompliance with covenants in our credit facilities and financing lease obligations; and
●	potential deterioration in the financial condition and prospects of industry participants.

Although disruption and effects from the novel coronavirus pandemic may be moderated by vaccines, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact on the product and chemical tanker industry and its participants cannot be reasonably estimated at this time. In addition, public health threats and other highly communicable disease outbreaks, such as the COVID-19 pandemic, could adversely affect the business, results of operations or financial condition of us or our customers, suppliers and other business partners.

Declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices fluctuate significantly over time and in response to various events. Any meaningful decrease in oil prices may adversely affect our business, results of operations and financial condition and our ability to service our indebtedness and finance lease obligations and to pay dividends, as a result of, among other things:

●	a possible reduction in exploration for or development of new oil fields or energy projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●	potential lower demand for tankers, which may reduce available charter rates and revenue to us upon chartering or rechartering of our vessels;
●	customers failing to extend or renew contracts upon expiration;
●	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Volatility in the markets in which our vessels trade may result in us having limited liquidity.

As at December 31, 2021 we had $67.0 million in liquidity available, with cash and cash equivalents of $55.4 million and amounts available and undrawn under our revolving credit facilities of $11.6 million. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, lease payments, dividends on our shares of preferred stock, any dividends on our shares of common stock, scheduled repayments of long-term debt and finance lease obligations, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities. Our existing long-term debt facilities and certain of our finance leases require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt. The required minimum cash balance as of December 31, 2021, was $18.8 million. Should we not meet this financial covenant or other covenants in our debt facilities, whether due to market volatility that reduces our liquidity or other factors, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing arrangements could also result in foreclosure on any of our vessels and other assets securing the related loans or a loss of our rights as a lessee under our finance leases.

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

The market values of tankers have historically experienced high volatility. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of vessels, applicable governmental and environmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or to incur debt on terms that are acceptable to us or at all. A decrease in vessel values could also cause us to breach certain loan-to-value covenants that are contained in our financing arrangements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations and financial condition.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. The global newbuilding orderbook for product tankers equaled approximately 6% of the global product tanker fleet as of February 15, 2022. If the supply of product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

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

For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. The cost of bunker prices increased from early 2021 onwards and continues to impact the business.

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

We conduct most of our operations outside of the United States, and demand for our services, our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Russia’s invasion of Ukraine, continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets and may adversely affect demand for our services. In addition, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Uncertainty in global financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the West of Africa, South China Sea, South-East Asia, the Gulf of Guinea and the Gulf of Aden, including off the coast of Somalia. There also has been an increase in risks associated with the Straits of Hormuz due to Iranian activity. Any of these occurrences could have a material adverse impact on our business, results of operations and financial condition.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia.

The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate. While it is difficult to anticipate the impact the sanctions announced to date may have on our business and us, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, such as restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand which, could have a material adverse impact on our business, results of operations and financial condition.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have, during the effect of such sanctions or embargoes, called on ports located in countries subject to country-wide or territory-wide sanctions and embargoes imposed by the U.S. government (such as Iran, North Korea, Syria, the Crimea, Luhansk and Donetsk regions, or Cuba, and countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Syria and North Korea), in the future our vessels may call on ports in these countries from time to time on charters’ instructions in violation of contractual provisions that prohibit them from doing so. Use of our vessels by charterers in a manner that violates U.S. sanctions may result in fines, penalties or other sanctions imposed against us. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended over time.

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

As of February 2022, owners of approximately 20% of the worldwide fleet of tankers with capacity over 10,000 dwt had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements--generally larger ships--are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels, demand for our vessels may be reduced and our ability to re-charter our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, operating results and financial condition.

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

Our business strategy is based in part upon the expansion of our fleet through the purchase and ordering of additional vessels or businesses. We will be required to make substantial capital expenditures to expand the size of our fleet. We also have incurred significant capital expenditures in previous years to upgrade secondhand vessels we have acquired to Eco-Mod standards and may be required to make additional capital expenditures in order to comply with existing and future regulatory obligations.

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

We may be required to incur additional debt or raise capital through the sale or issuance of equity securities to fund the purchasing of vessels or businesses or for drydocking costs from time to time. However, we may be unable to access the required financing if conditions change and we may be unsuccessful in obtaining financing for future fleet growth. Use of cash from operations will reduce available cash. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we finance our expenditures by incurring additional debt, our financial leverage could increase. If we finance our expenditures by issuing equity securities, our shareholders’ ownership interest in us could be diluted.

We will not be able to take advantage of favorable opportunities in the spot market with respect to vessels employed on medium to long-term time charters, if any.

As at February 15, 2022, two of our vessels were employed under fixed rate time charter agreements. Vessels committed to medium and long-term time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

One of our principal strategies is to continue expanding our operations and our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

●	identify suitable assets and/or businesses for acquisitions at attractive prices;
●	identify suitable businesses for joint ventures;
●	integrate any acquired assets or businesses successfully with our existing operations;
●	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
●	identify and successfully enter additional new markets;
●	improve or expand our operating, financial and accounting systems and controls; and
●	obtain required financing for our existing and new assets, businesses and operations.

Our failure to effectively identify, purchase, develop and integrate any assets or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems and expertise may not be adequate as we implement our plan to expand the size of our fleet or enter new markets and we may not be able to effectively hire more employees, adequately improve those systems or develop that expertise. In addition, acquisitions may require additional equity issuances (which may dilute our shareholders' ownership interest in us) or the incurrence or assumption of additional debt (which may increase our financial leverage and debt service costs or impose more restrictive covenants). If we are unable to successfully accommodate any growth, our business, results of operations and financial condition may be adversely affected.

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

As at February 15, 2022, two of our vessels were employed under fixed rate time charter agreements. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all costs associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

Our vessel operating expenses, which includes the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, and our voyage expenses, which include, among other things, the costs of bunkers port and canal costs, depend on a variety of factors, many of which are beyond our control such as competition for crew and inflation. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and cash flow.

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

We have derived, and we may continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. BP accounted for 10% or more of our consolidated revenue for the year ended December 31, 2021. Vitol Group accounted for 10% or more of our consolidated revenue for the year ended December 31, 2020. No customer accounted for 10% or more of our consolidated revenue for the year ended December 31, 2019. No other customer accounted for 10% or more of our consolidated revenue during any of these periods. The identity of customers which may account for 10% or more of revenue may vary from time to time.

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

As of December 31, 2021, we had $376.3 million in aggregate principal amount of outstanding indebtedness and finance lease obligations. In addition, in the future we may enter into new debt arrangements, issue debt securities or incur additional finance lease obligations or assume debt as part of acquisitions. Our level of debt and lease obligations could have important consequences to us, including the following:

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

Amounts borrowed under our finance facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. Currently, we have hedge arrangements in place to reduce our exposure to interest rate variability on variable rate debt and lease obligations.

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

Amounts borrowed under our existing credit facilities bear interest at an annual variable rate ranging from 2.25% to 3.50% above LIBOR. Certain of our finance lease arrangements bear interest at an annual variable rate ranging from 3.00% to 4.50% above LIBOR. Interest rates have been at relatively low levels but recently are increasing, with further increases expected. Any increase in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities and the amount of our obligations under certain of our finance leases, which in turn could have an adverse effect on our results of operations.

We have hedged a portion of the interest rate risk of our variable debt and finance leasing obligations through interest rate swaps and these swaps expire in the second quarter of 2023. However, our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our variable-rate debt facilities, financing leases and any other financing arrangements we may enter into in the future.  We cannot provide assurances that any hedging activities that we enter into will fully mitigate our interest rate risk from variable-rate obligations.

There is uncertainty as to the continued use of LIBOR in the future, and the interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. As of December 31, 2021, LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar (USD) LIBOR which will no longer be published on a representative basis after June 30, 2023. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has recommended replacing U.S. dollar LIBOR in certain financial contracts with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain.

When, or in advance of when, LIBOR ceases to exist, we may need to renegotiate any credit agreements or interest rate derivatives agreements extending beyond 2023 that utilize LIBOR as a factor in determining the interest rate or hedge rate, which could adversely impact our cost of debt.

The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations, which could adversely affect our results of operations and ability to service our applicable indebtedness and financial lease obligations. As of December 31, 2021, we had $298.0 million in aggregate principal amount of outstanding indebtedness and finance lease obligations with interest obligations based on LIBOR plus applicable margins.

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

Our investments in Element 1 Corp. and e1 Marine involve a high degree of risk, including potential loss of our investments.

As part of our Energy Transition Plan, in June 2021 we (a) purchased a 10% equity stake in private company Element 1 Corp., a developer of hydrogen generation systems used to power fuel cells and (b) established a joint venture, e1 Marine LLC, with Element 1 Corp. and an affiliate of Maritime Partners LLC that seeks to deliver Element 1 Corp’s hydrogen delivery system to the marine sector. Element 1 Corp operates in a highly dynamic and competitive market, and there is no assurance that: it will be able to compete successfully; demand will grow for its technology, including for in the marine sector; or it will obtain adequate funding to expand its operations or business.  These are among the factors that subject our investments of time and resources in Element 1 Corp and e1 Marine to risk and may result in a loss to us of such investments.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Diminished access to capital could hinder our growth. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and share price may be adversely affected.

We may face increasing pressures from investors, lenders and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors remain invested in us and make further investments in us, especially given our business of transporting refined petroleum products.  In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements.  The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“VIDA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA.  Within two years after the EPA publishes its final Vessels Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict. For example, the EU adopted the General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights which took effect in May 2018 and the People’s Republic of China adopted the Personal Information Protection Law (“PIPL”), containing similar provisions, which took effect in November 2021.  These laws include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area, insofar as they may apply to our business operations, could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

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

We changed our dividend policy as part of a new capital allocation policy. Our ability to pay any dividends in the future may be limited by the amount of cash we generate from operations and priorities ascribed by the board of directors for allocation of capital. Any future dividends on our common stock are also subject to restrictions relating to our shares of Series A 8.5% Cumulative Redeemable Perpetual Preferred Shares Stock (“Series A Preferred Stock”).

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

The amount of cash we have available for dividends will also depend upon, among other things:

●	the rates we obtain from our charters, as well as the rates obtained following expiration of our existing charters;
●	the level of our operating costs;
●	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our vessels;
●	asset acquisitions and related financings, such as restrictions in our credit facilities, lease arrangements and in any future financing arrangements;
●	prevailing global and regional economic and political conditions;
●	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business;
●	changes in the bases of taxation of our activities in various jurisdictions;
●	the actual amount of cash we will have available for dividends will also depend on many factors, including: changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
●	our fleet expansion strategy and associated uses of our cash and our financing requirements;
●	the amount of any cash reserves established by our board of directors;
●	payments of dividends on our Series A Preferred Stock; and
●	restrictions under our financing agreements and Marshall Islands law.

In addition, so long as any share of our Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on our common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock.

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

We may be required to redeem our outstanding shares of Series A Preferred Stock or to pay dividends on such shares at an increased rate.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of us or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events specified in the statement of designation relating to the Series A Preferred Stock. The applicable redemption price would range between (a) 103% of the then applicable liquidation preference per share plus any accumulated and unpaid dividends through the redemption date and (b) 100% of the then applicable liquidated preference per share plus any accumulated and unpaid dividends through the redemption date, depending upon when the redemption occurred. If we were to fail to redeem all the Series A Preferred Stock elected to be redeemed following a change of control, the dividend rate payable on unredeemed shares would automatically increase to 15.0% per annum. The occurrence of other events specified in the statement of designation for the Series A Preferred Stock may also result in increases in the dividend rate of the preferred shares, up to a maximum of 15.0% per annum. As of December 31, 2021, there were 40,000 shares of Series A Preferred Stock outstanding, with an aggregate liquidation preference of $40.0 million.

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

We expect to take the position that we qualify for this statutory exemption for U.S. federal income tax return reporting purposes for our 2021 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

We may issue additional securities without shareholder approval, which could dilute the ownership interests of shareholders and may depress the market price of our securities.

We may issue additional securities of equal or senior rank to our common stock in the future in connection with, among other things, future vessel or business acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.

The issuance by us of additional securities of equal or senior rank to our common stock may have the following effects:

●	our existing shareholders’ proportionate ownership interest in us may decrease;
●	the amount of cash available, if any, for dividends or interest payments may decrease;
●	the relative voting strength of previously outstanding securities may be diminished; and
●	the market price of our securities may decline.

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

Item 4. Information on the Company

A. History and Development of the Company

Ardmore Shipping provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As at February 15, 2022, our fleet consists of 25 owned vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering (“IPO”) of 10,000,000 shares of our common stock.

We have 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for our fleet, one 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to the majority of our fleet, one 33.33%-owned joint venture entity and one 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

We maintain our principal executive and management offices at Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda. Our telephone number at these offices is +1 441 405 7800. Ardmore Maritime Services (Asia) Pte. Limited (“AMSA”), a wholly owned subsidiary incorporated in Singapore, carries out our management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly owned subsidiary incorporated in Ireland, provides our corporate, accounting, fleet administration and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly owned subsidiary incorporated in Singapore, and Ardmore Shipping (Americas) LLC (“ASUSA”), a wholly owned subsidiary incorporated in Delaware, each perform commercial management and chartering services for us.

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

We have established Ardmore Ventures as our holding company for existing and future potential investments related to the ETP and we completed our first projects under the ETP in June 2021.

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

Other than technical management services provided to us by our 50% joint venture AASML we have no related-party transactions concerning our vessel operations or vessel sale and purchase activities. Certain of our wholly owned subsidiaries carry out our management and administrative services, with AMSA providing us with corporate and executive management services and associated functions, ASSIL providing corporate and accounting administrative services, as well as technical operations services and fleet administration, and ASA and ASUSA providing our commercial management and chartering services.

In terms of our industry, we expect continued challenging market conditions until a full economic recovery is underway, which will be largely dependent on the effectiveness and administration of the COVID-19 vaccines and the impact of COVID-19 variants.  Further, commodity markets remain subject to heightened levels of uncertainty in connection with Russia’s invasion of Ukraine, which could give rise to regional or broader instability and has resulted in significant economic sanctions by the U.S., European nations and other countries which, in turn, could increase uncertainty with respect to global financial markets and production from OPEC and other oil producing nations. This could affect the demand for our services.

However, we expect a rebound in charter rates and financial performance in a recovering market with above-trend demand growth, led by refined product draws and disruption and trading activity creating longer voyages getting refined products to markets where needed. We expect continued product tanker demand growth to 2030, with global economic growth and refinery activity away from points of consumption offsetting the initial impact of energy transition.

We believe that we are well positioned to benefit from a market recovery, with our modern, fuel-efficient fleet, access to capital for growth, a diverse and high-quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment and a relative cost advantage in assets, operations and corporate overhead.

Please see Item 5 “Operating and Financial Review and Prospects – Recent Developments” for a description of certain of our recent transactions and developments.

Fleet List

As at February 15, 2022, our current fleet consists of 25 owned vessels, including 21 Eco-design and four Eco-mod vessels, all of which are in operation. The average age of our vessels at February 15, 2022, was 8.7 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	MI	Eco-mod
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	SG	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	25	1,115,567

Business Strategy

Our primary objective is to solidify our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. Key elements of our business strategy include:

●	Disciplined capital allocation and well-timed growth. We have a diligent and patient approach to capital allocation and expanding our fleet and we are selective as to the quality of vessels we seek to acquire. We believe that our commitment and selectivity in growing our fleet has been instrumental in building our reputation for quality and service excellence. We also believe that financial flexibility and well-timed quality fleet growth is key to delivering superior returns.

●	Focus on modern high-quality, mid-size product and chemical tankers. We maintain a very modern fleet, with all vessels built in high-quality yards in South Korea or Japan. The average sizes of our product and chemical tankers are substantially similar to the median sizes of the global fleets for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets.

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

In addition, we view our ETP as being consistent with, and as an extension of, our business strategy; it builds on our core strengths, and we intend to play a leading role in moving toward true sustainability as a tanker company.  The basic framework of our ETP is as follows:

●	We are in the business of liquid bulk transportation, and over time we anticipate that our activity will migrate more toward non-fossil fuel cargoes for which demand is expected to grow along with the global economy. Currently, already 25% of our business is the transportation of non-fossil fuel cargo.

●	In keeping with our “eco mod” philosophy, we believe there is significant opportunity in our industry for continued improvement in fuel efficiency, as well as early adoption of transition and zero carbon fuels, and that we can play a role in assisting others through partnerships.

●	We believe that many of our customers have similar incentives to decarbonize their supply chains and will approach this through close collaboration with shipping companies possessing the mindset and expertise to assist them in achieving their aims.

As part of our growth strategy, we regularly monitor, evaluate and enter into discussions regarding potential expansion opportunities, including through vessel and business acquisitions and joint ventures.  We are selective in implementing our growth strategy and there is no assurance that any existing or future evaluations, discussions or negotiations relating to these opportunities will result in competed or successful transactions.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in Item 6 (“Directors, Senior Management and Employees”) of this Annual Report.

As at December 31, 2021, we employed 47 full-time staff and seven part-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, and Thome Ship Management, our third-party technical manager, approximately 993 seafarers, including 475 officers and cadets and 518 crew serve our fleet.

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

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size - Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
ULCC/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	125,000 - 199,999	Uncoated	Non IMO	Crude Oil
Aframax	85,000 - 124,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty
Panamax	60,000 - 84,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty

Large Range 3 (LR3)	125,000-199,999	Coated	Non IMO	Refined Products	Crude
Large Range 2 (LR2)	85,000 - 124,999	Coated	Non IMO	Refined Products	Crude
Large Range 1 (LR1)	60,000 - 84,999	Coated	Non IMO	Refined Products	Crude

Medium Range (MR)	25,000 - 59,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 - 59,999	Coated	Non IMO	Refined Products
	25,000 - 59,999	Uncoated	Non IMO	Refined Products

Small Range (SR)	10,000 - 24,999	Coated	Non-IMO	Refined Products
	10,000 - 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils

Stainless Steel Tankers	10,000 +	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/ Coated	Non IMO	Various e.g. Bitumen

Source: Drewry

In the product and chemical sectors, there are a number of vessels that can carry products as well as some chemicals, representing a ‘swing’ element in supply in both of these markets. However, in practice, many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

The outbreak of COVID-19 severely affected demand of crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products and chemicals fell 9.1% to 3,105 million tons in 2020. Crude oil trade declined 9.4% and oil products trade declined 10.1% during the same period. However, world seaborne tanker trade grew slightly to 3,120 million tons in 2021 mainly due to a sharp recovery in global oil demand. Global oil demand increased 5.6 mbpd in 2021 fueled by robust economic growth, rising vaccination rates and higher mobility levels. Several countries authorized emergency use of various COVID-19 vaccines and a widespread availability of these vaccines has played a key role in containing the pandemic, which will support the seaborne trade and tanker demand. Global economic recovery coupled with the recent global energy crisis, which started in October 2021, has provided the much-needed boost to oil demand. According to the latest report (February 2022) from IEA, global oil demand is expected to surpass 2019 oil demand in 3Q22. However, a surge in new COVID cases globally since November 2021 has slowed the recovery in global oil demand to some extent.

Between 2016 and 2021, seaborne trade fell at an annual rate of 1.8% for crude oil and 1.2% for oil products, whereas it grew at an annual rate of 1.9% for chemicals. From 2011 to 2021, chemicals were the fastest growing sector in international tanker shipping followed by refined products. After a sharp decline in 2020 due to the pandemic, seaborne trade increased slightly in 2021 driven by a recovery in the global economy.

World Seaborne Tanker Trade Volumes

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2011	1,941	-2.8%	860	6.3%	228	5.1%	3,029	0.2%	4.3%
2012	1,988	2.4%	859	-0.2%	240	5.3%	3,087	1.9%	3.5%
2013	1,920	-3.4%	904	5.3%	252	5.1%	3,077	-0.3%	3.5%
2014	1,904	-0.9%	914	1.1%	252	-0.1%	3,070	-0.2%	3.6%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	283	5.8%	3,447	3.6%	3.8%
2018	2,116	-0.2%	1,055	1.1%	293	3.4%	3,463	0.5%	3.6%
2019	2,080	-1.7%	1,036	-1.8%	300	2.4%	3,415	-1.4%	2.8%
2020	1,885	-9.4%	931	-10.1%	289	-3.6%	3,105	-9.1%	-3.1%
2021*	1,883	-0.1%	943	1.2%	295	1.9%	3,120	0.5%	5.9%

CAGR (2014-2019)	1.8%		2.5%		3.5%		2.2%
CAGR (2016-2021)	-1.8%		-1.2%		1.9%		-1.3%
CAGR (2011-2021)	-0.3%		0.9%		2.6%		0.3%

* Provisional estimates

Note: Historical trade numbers have been revised based on changes in the number of reported countries; and change in trade estimates for some of the reported countries, etc

Source: Drewry, IMF

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

The first shipments of U.S. crude were sent to Europe immediately after the lifting of the ban, and since then, other destinations have followed. The U.S. exported nearly 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for U.S. crude producers as the country exported crude to every major importer, including China, India, South Korea and several European countries. Consequently, U.S. crude oil exports averaged 1.2 mbpd and 2.1 mbpd in 2017 and 2018 respectively, with increasing production encouraging greater loadings in the Gulf of Mexico. U.S. crude exports averaged 3.0 mbpd in 2019, inching up further in first quarter of 2020 to 3.5 mbpd. However, the outbreak of COVID-19 and steep decline in crude oil prices in 2020 adversely affected oil production, reducing exports from March 2020 with the country exporting 2.7 mbpd in November 2020. U.S. crude exports continued to decline in 2021 due to lower crude oil production.

In addition, in 2014, the Energy Information Administration (EIA) in the U.S. began classifying exports of U.S. treated condensate as ‘kerosene and light gas oils’ in its Petroleum Supply Monthly report. This followed from a decision by the U.S. Bureau of Industry and Security (BIS) to allow the export of distilled condensate as a refined product. Field condensate, which can be fed into a refinery or used as a chemical plant feedstock, had been considered as an upstream product until 2014, and therefore, was restricted for export under U.S. law. However, the BIS ruling that field stabilization processing changes condensate enough that it becomes a new product, opened up further export opportunities. In short, changes in the U.S. oil market have had a very positive impact on the demand of product tankers because U.S. product exports have risen sharply over the past decade. Although exports of products nosedived in April-May 2020 due to lockdown restrictions, it recovered quickly in the following few months. U.S. product exports grew 12.5% on average to 3.8 mbpd in 2021 with recovery in oil demand.

U.S. Crude Oil Production and U.S. Product Exports

*Source: JODI

Much of the increase in U.S. exports has helped fulfil the growing demand in South America and Africa for oil products, while other U.S. exports have been moving Transatlantic into Europe, where local refinery shutdowns have supported the rise in the import of products.

In terms of tonne-mile demand, a notable development in the patterns of world refining over the last five years has been the shift towards crude-oil-producing regions developing their own refinery capacity in addition to capacity expansion in China and India, while at the same time, poor refinery margins have led to the closure of refineries in the developed world, most notably in Europe, Australia, Japan and U.S. In this context, it is already apparent that the closure of refining capacity in the developed world is prompting long-haul imports to cater to product demand on routes such as West Coast India to Europe and the U.S. eastern seaboard. Refinery shutdowns close to consuming regions elsewhere in the world will also support the demand for product imports. For example, in Australia, the trade from Singapore has become increasingly important to compensate for the conversion of local refineries into storage depots. This is part of a general increase in the intra-Asian trade, which is already boosting the demand for product tankers.

Between 2010 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania moved up 6.5% and 1.5% to 19.1 mbpd and 6.8 mbpd respectively, whereas refining throughput in OECD Europe declined 0.5% to 12.2 mbpd. Cumulatively, this resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.6% of global refinery throughput. However, in 2020 refinery throughput of all OCED regions declined in double digits with the OECD refinery throughput falling 13.4% to 33.1 mbpd and accounting for 44.5% of the global refinery throughput. The demand destruction due to the pandemic led to a decline in refining activity in almost every region except China. After a record drop last year, global refinery runs gathered steam in 2021 with improvement in oil demand, but high prices led to drawdowns in inventory of refined products, limiting the gains in refinery runs to some extent.

.

Refinery Throughput(1) 2011-2021

(‘000 Barrels Per Day)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021*
OECD Americas	17,898	18,190	18,492	18,934	18,850	18,960	19,290	19,400	19,100	16,500	17,700
OECD Europe	11,935	11,942	11,304	11,232	11,900	11,920	12,300	12,100	12,200	10,700	10,900
OECD Asia Oceania	6,586	6,609	6,720	6,652	6,700	6,890	7,200	7,000	6,800	5,800	5,700
FSU	6,592	6,683	6,831	7,069	6,850	6,880	6,880	7,000	6,800	6,400	6,700
Non-OECD Europe	627	587	559	557	500	500	570	600	600	400	400
China	9,041	9,749	10,427	10,864	10,400	10,790	11,830	12,000	13,000	13,400	14,000
Other Asia	8,637	8,792	8,588	8,541	10,000	10,380	10,440	10,600	10,300	9,300	9,500
Latin America	4,873	4,470	4,589	4,545	4,550	4,200	3,830	3,500	3,200	3,000	3,200
Middle East	6,324	6,257	6,202	6,501	6,450	6,810	7,520	8,000	7,700	6,800	7,500
Africa	2,168	2,202	2,182	2,255	2,250	2,090	1,920	2,100	2,000	2,000	1,800
Total	74,681	75,481	75,894	77,150	78,450	79,420	81,780	82,300	81,700	74,300	77,400
(1)The difference between oil consumption and refinery throughput is accounted for by condensates, output gains, direct burning of crude oil and other non-gas liquids.

*Provisional estimates

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

Nearly 610 kbpd of new refining capacity in the Middle East and another 130 kbpd in Asia are scheduled to come online in 2022 with nearly 70 kbpd of existing refinery capacity in North America and Europe expected to be phased out during the same year. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East. From 2022 to 2026, the anticipated additions to refinery capacity on a regional basis (illustrated in the chart below) is 4.92 mbpd, or 4.8% of the global refinery capacity at the end of 2020.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

(1)Assumes all announced plans go ahead as scheduled

Source: IEA

In developed economies, such as Europe, refinery capacity is on the decline – a trend that is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil-producing centers where the new capacities coming on stream are primarily for exports. These new refineries are more competitive as they can process sour crude oil and are technically more advanced as well as more environment-friendly compared with existing European refineries. It is also the case that a few new refineries or expansions are planned for in developed economies. By contrast, Chinese and Indian refinery capacity has grown at faster rates than any other global region in the last decade on the back of strong domestic oil consumption and the construction of export-oriented refineries. From 2011 to 2021, Chinese refining capacity increased 53.9%, while the growth for India was 39.1% (see chart below).

China and India – Refining Capacity(1)

(‘000 Barrels Per Day)

(1)	Capacity for 2022 to 2026 assumes all announced plans go ahead as scheduled

Source: BP, IEA

As a result of the growth in trade and changes in the location of refinery capacity, demand for product tankers expressed in tonne-miles grew at a CAGR of 2.8% between 2010 and 2019. However, the pace of growth reduced to 1.7% between 2011 and 2021 mainly due to a steep decline in tonne-mile demand because of weak demand on account of restrictions imposed by several major economies to contain the spread of COVID-19. However, product tanker tonne-mile demand recovered in 2021 compared to 2020. Generally, the growth in products trade and product tanker demand is more consistent and less volatile than in crude oil trade.

Seaborne Product Trade and Tonne-mile Demand

* Provisional estimates

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non-stainless steel/specialized tanker between 10,000 dwt and 60,000 dwt, as well as coated and other ‘product-capable’ vessels over 60,000 dwt. As of December 31, 2021, the world tanker fleet consisted of 7,150 vessels with a combined capacity of 648.7 million dwt. Within the total tanker fleet, MR vessels account for 32.4% of total ship numbers with a total capacity of 105.0 million dwt. MR vessels are considered the ‘workhorses’ of the fleet.

As of December 31, 2021, the MR product tanker orderbook was 135 vessels totaling 6.5 million dwt. The MR orderbook as a percentage of the existing MR fleet, in terms of dwt, was 6.2% compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 3.8 million dwt of MR product tankers are due for delivery in 2022 and a further 2.0 million dwt in 2023. Approximately 59% of the vessels on order in the MR category are scheduled to be delivered in 2022, which will increase the MR fleet by 4%, assuming no vessel is scrapped. Current estimates suggest that there is approximately 63% of vessel capacity across the entire tanker orderbook which is scheduled for delivery in 2022, adding 30.6 million dwt to the total fleet.

The other factor that will affect future supply is demolition activity. The volume of scrapping is a function primarily of the age profile of the fleet, scrap prices in relation to the current and prospective charter market conditions as well as operating, repair and survey costs. Low vessel earnings in a weak tanker market encouraged scrapping activity in 2018 when 154 tankers aggregating 19.8 million dwt were sold to scrapyards, of which 34 tankers aggregating 1.4 million dwt were MR tankers. In comparison, only 34 vessels totalling 2.7 million dwt were demolished in 2019, of which 20 tankers totalling 0.8 million dwt were MRs. In 2020, 39 tankers with aggregate capacity of 3.1. million dwt were demolished. Demolition surged in 2021 with relatively weak crude and product tanker earnings with 143 tankers aggregating 13.6 million dwt were sold to scrapyards (52 MR tankers totalling 2.2 million dwt).

World Tanker Fleet and Orderbook: December 31, 2021

							Orderbook Delivery
Vessel Type/Class	Fleet			Orderbook			Schedule (M Dwt)
	Number	M Dwt	Size dwt	Number	M Dwt	% Fleet Dwt	2022	2023	2024	2025+
ULCC/VLCC	849	261.9	200,000+	70	21.2	8.1%	13.9	7.3	0.0	0.0
Suezmax	600	93.9	125,000-199,999	50	7.8	8.4%	6.1	1.6	0.2	0.0
Aframax (Uncoated)	674	74.0	85,000-124,999	55	6.3	8.6%	3.3	2.1	0.4	0.6
Panamax (Uncoated)	77	5.4	60,000-84,999	1	0.1	1.3%	0.1	0.0	0.0	0.0
Crude Tankers	2,200	435.1		176	35.4	8.1%	23.4	10.9	0.5	0.6

Large Range 3 (LR3)	21	3.3	125,000-199,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
Large Range 2 (LR2)	401	44.2	85,000-124,999	44	5.1	11.5%	2.3	2.1	0.7	0.0
Large Range 1 (LR1)	382	28.2	60,000-84,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
LR Product Tankers	804	75.7		44	5.1	6.7%	2.3	2.1	0.7	0.0

Coated IMO 2	1,103	50.5	25,000-59,999	41	2.0	4.0%	0.9	0.4	0.5	0.1
Coated IMO 3 & Non IMO Coated/Uncoated	1,217	54.4	25,000-59,999	94	4.5	8.3%	2.9	1.6	0.0	0.0
Total MR	2,319	105.0		135	6.5	6.2%	3.8	2.0	0.5	0.1

Small Range	1,031	15.2	10,000-24,999	22	0.4	2.5%	0.3	0.1	0.0	0.0
Stainless Steel Tankers	795	17.8	10,000+	48	1.1	6.4%	0.8	0.2	0.1	0.0
Total All Tankers	7,150	648.7		425	48.5	7.5%	30.6	15.4	1.8	0.7

Source: Drewry

Ballast Water Management Convention

All deep-sea vessels engaged in international trade are required to have ballast water treatment system before September 8, 2024. For a VLCC tanker, the retrofit cost could be as much as $2.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after Ballast Water Management Convention came into force in 2019.

IMO 2020 Regulation on Low Sulfur Fuel

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

The IMO, the governing body of international shipping, has made a decisive effort to shift the industry away from HFO to cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely considered: 1) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel and, 2) scrubber retrofitting activity. Starting 2020, high and low sulfur fuel demand from marine sector reported significant variation. The HSFO and LSFO price spread largely oscillated between $300 and $350 per metric tonne during the initial days and hovered around $190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel, which came out as a relief.

The premium commanded by low sulfur fuel reduced to around $60 per tonne by December 2020 as the availability of compliant fuel is not an issue due to reduced demand and increased supply across major bunkering ports. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low bunker prices. However, the recent increase in crude oil prices since June 2021 and corresponding widening in the spread, should be giving some respite to shipowners who invested in scrubbers previously.

IMO GHG Strategy

The IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emissions intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements, energy saving technology and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment is the main deterrent, IMO-related uncertainty is also a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion system may have a high environmental compliance cost and possible faster depreciation in asset values in the future. Some shipowners have decided to manage this risk by ordering LNG-fueled/methanol ships in order to comply with stricter regulations that may be announced in future.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and are expected to come into force on November 1, 2022, with the requirements for Energy Efficiency Existing Ship Index (“EEXI”) and Carbon Intensity Indicator (“CII”) certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements by January 1, 2026, at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline).

On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (“SEEMP”). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. To reduce carbon intensity, shipowners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. In the long term, ammonia can emerge as a cost-effective alternative fuel but in the short term, it seems unviable. Other options include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion system. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.

In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System and FuelEU Maritime Initiative. It lays down rules regarding GHG intensity of energy used on-board all ships arriving in the EU. It aims to reduce GHG emission by 26% by 2040 and 75% by 2050 compared to 2020 level. It also makes it obligatory for ships to use on-shore power supply or zero-emission technology in ports in the EU. These initiatives are applicable to 50% of the emission from voyages arriving at or departing from an EU port. All shipowners trading in the European waters will need to comply with these regulations.

The emission control regulations are likely to slow the speed of the vessels in next few years. Consequently, it will lead to a reduction in the supply of ships and therefore, in the short to medium-term, it will benefit shipowners with younger fleets as charter rates should potentially increase with lower supply of ships. In the long-term, the ships may switch to alternative low/zero carbon fuels to comply with emission regulations.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments towards the decarbonization of shipping such as the Sea Cargo Charter, Poseidon Principles (for ship finance banks) and Poseidon Principles for Marine Insurance. In addition, there have been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as the Getting to Zero Coalition, The Castor Initiative for Ammonia, Global Centre for Maritime Decarbonization and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Alternative Fuels for Shipping

The IMO has a target to reduce GHG emissions by 50% in 2050. This can’t be achieved with the low sulfur fuel and so has encouraged innovation in alternative fuels. IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo. However, LNG is used as a fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as a marine fuel. LNG is expected to remain as a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet IMO 2050 decarbonization target and methane slips continue to be a heavily debated issue. Another drawback is that LNG propulsion requires an LNG capable engine which, would require additional capex and increased fuel storage space. Biofuel could emerge as a preferred alternative fuel because of its successful trials, especially considering that no major modification of engine is needed, and therefore, no significant additional capex is required.

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

However, the surge in newbuild deliveries in 2016 had a negative impact on vessel earnings, with average freight rates in the spot and one-year time charter markets falling to $9,767/day and $15,125/day, respectively. Another round of newbuilding deliveries in 2017 had an adverse effect on supply-demand dynamics and freight rates for product tanker declined further. In 2017, average one-year time charter rate for MR tankers was $13,188/day, while on TCE basis, the average rate during 2017 was $9,158/day. The product tanker market remained weak in 1H18 and started to recover in 2H18 as the supply demand dynamics improved on the back of high demolitions in 2017-18, resulting in a small increase in TCE rates and one-year time charter rates, which averaged $9,299/day and $13,175/day, respectively. In 2019, freight rates remained strong, with the average TCE rate and one-year time charter rate increasing to $14,592 and $14,667, respectively. The surge in product tanker charter rates in 2019 was primarily driven by a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. Additionally, the trickle-down effect of the tight crude tanker market after U.S. sanctions on COSCO Shipping Tanker (Dalian) Co. pushed product tanker freight rates to multi-year highs towards the end of 2019 as several LR2 vessels moved into crude trade, thus reducing clean product capacity in the short term. However, in 2020 the tanker market underwent an unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. Accordingly, TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers shot up 131% from $19,289/day in February 2020 to $44,618 in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to continuous decline in vessel earnings in the latter half of the year as several vessels locked-in for floating storage re-joined the trading fleet. As a result, in 2020 TCE rates and one-year time charter rates for MR tankers averaged $18,551/day and $14,879/day, respectively. In 2021, freight rates declined on account of inventory de-stocking and the supply of ships in the market increased as ships exited floating storage. The trend in MR spot and time charter rates from January 2011 to December 2021 is shown in the chart below.

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

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar path to both freight rates and newbuilding prices. An increase in newbuild prices in 2021 occurred despite weak vessel earnings and was fueled by the increased bargaining power of shipyards that have emerged as price setters. Shipyards are flushed with excess ordering, albeit from other shipping sectors, and are hard pressed for time for any new orders. Tanker shipowners are also willing to pay extra sums in anticipation of improved market at the time of delivery of the vessels. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices. In December 2021, a five-year old MR product tanker was estimated to have a value of $29.0 million. The trend in newbuilding prices, second-hand values and freight rates for an MR tanker from 2011 to 2021 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE	Time charter (U.S.$/day)		Asset Prices (U.S.$million)
Period Averages	(U.S.$/day)	1 Year	3 Year	Newbuild	5 Year Old
2011	8,658	13,633	14,575	36.1	28.3
2012	8,000	13,325	14,500	33.2	25.2
2013	9,550	14,346	15,161	33.8	26.2
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
2019	14,592	14,667	15,500	36.0	28.8
2020	18,551	14,879	15,083	34.8	28.0
2021	6,398	12,442	14,500	37.3	27.8
Dec-21	13,747	13,000	14,500	41.0	29.0

2017-2021
5 Year Avg	11,600	13,670	14,783	35.2	26.9
5 Year Low	1,088	11,800	14,000	32.0	22.0
5 Year High	44,618	17,000	16,000	41.0	31.0

2012-2021
10 Year Avg	11,352	14,286	15,081	34.9	26.4
10 Year Low	1,088	11,800	14,000	32.0	22.0
10 Year High	44,618	19,500	18,000	41.0	31.0

Source: Drewry, Note – Spot TCE and Time charter rates are for non-eco vessels, Spot rates are for Atlantic market only and will differ from reported earnings

The Chemical Tanker Industry

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

As of December 31, 2021, the global IMO 2 coated and stainless-steel tanker fleet consisted of 1,790 vessels with a combined capacity of 39.4 million dwt. The orderbook consisted of 94 vessels with an aggregate capacity of 3.0 million dwt, or 7.7% of the existing fleet. In addition, chemical tankers are relatively complex vessel types to build, which increases the barriers to entry for shipyards, and the pool of yards that shipowners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: December 31, 2021

		Fleet		Orderbook			Orderbook Delivery Schedule (M Dwt)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2022	2023	2024	2025+
Coated IMO 2	10,000+	995	21.6	46	1.9	8.7%	0.8	0.5	0.5	0.1

Stainless Steel	10,000+	795	17.8	48	1.1	6.4%	0.8	0.2	0.1	0.0

Total		1790	39.4	94	3.0	7.7%	1.5	0.7	0.6	0.1

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

Following the global financial crisis in 2008-09, chemical tanker pool TCE rates declined between 2008 and 2010. However, freight rates on most routes strengthened in 2011 followed by a decline in 2012. Freight rates continued to record small gains on the back of increased vessel demand in 2013 and 2014 due to improved seaborne chemical trade. Pool TCE earnings of chemical tankers surged 33.7% in 2015 as many of these vessels switched to trade in a strong product tanker market limiting the supply in addition to growing seaborne trade of chemicals. However, pool TCE rates plunged 27.9% in 2016 as a result of a slowdown in demand growth and increased supply of vessels. Pool TCE rates dropped further by 12.1% in 2017 on account of supply side pressure due to a greater number of newbuilding deliveries and subdued demolitions in an already weak market. In 2018, freight rates declined by another 2.4%, despite the strengthening of world seaborne trade due to oversupply of vessels. However, pool TCE rates increased by 18.6% in 2019 on the back of growing trade and improved supply-demand dynamics. Global seaborne chemical trade fell 3.6% in 2020 due to weak demand on account of the COVID-19 pandemic however pool TCE rates increased by 4.6% as many vessels shifted to trade in product tanker market which limited the availability of vessels operating chemical tanker market. The ongoing contraction in production and consumption of chemicals due to COVID led to a slowdown in the shipping market for chemicals / vegoils in 2021.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values also show a relationship with the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; second-hand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to the complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than product tankers due to the lower volume of ordering and variation in specification. In 2021, prices were generally about the same or a little higher than the average of newbuild prices over the past ten years, whereas in the second-hand market, asset values are 3.1% to 4.9% lower than the average of the vessel values over the last ten years.

Chemical Tankers: Freight Rate and Asset Value Summary

	Pool TCE	Newbuilding Price		Secondhand Price(1)
	U.S.$/Day	(U.S.$million)		(U.S.$million)
Year	35-37,000	22-24,000	35-37,000	22-24,000	35-37,000
2011	13,931	27.0	32.0	14.3	15.6
2012	13,280	27.9	32.9	14.3	14.8
2013	13,864	28.6	33.6	14.5	14.1
2014	14,719	29.2	34.2	14.5	15.7
2015	19,675	27.8	32.8	13.8	17.0
2016	14,178	26.9	31.9	14.6	16.5
2017	12,462	26.0	31.0	13.4	14.6
2018	12,159	26.4	31.7	12.6	13.6
2019	14,424	29.0	34.0	12.5	14.2
2020	15,093	27.1	32.5	12.7	14.7
2021*	12,264	27.6	33.9	12.9	14.5

2012-2021
10 Year Avg	14,212	27.7	32.8	13.6	15.0
10 Year Low	12,159	26.0	31.0	12.5	13.6
10 Year High	19,675	29.2	34.2	14.6	17.0

* Provisional estimates

(1)	For a 10-year old vessel

Note: The above values are for coated chemical tankers

Source: Drewry

COVID-19 Pandemic

COVID-19 initially resulted and may again result in a significant decline in global demand for refined oil products.  As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for cargo we transport could adversely affect demand for our vessels and services.

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

The Marine Environment Protection Committee, or “MEPC” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. In November 2020, MEPC 75 adopted amendments to Annex VI which, among other things, added new paragraphs related to in-use and onboard fuel oil sampling and testing.  These paragraphs would require one or more sampling points to be fitted or designated for the purpose of taking representative samples of the fuel oil being used or carried for use on board the ship.  These amendments are expected to enter into force on April 1, 2022.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%m/m. Amended Annex VI establishes procedures for designating new ECAs.

Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean.  The group plans to submit a formal proposal to the IMO by the end of 2022 with the goals of having the ECA implemented by 2025.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  Notably, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and are expected to enter into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023.  MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tanks, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative regulatory regimes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor return lines that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS.  In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019 the Administration announced plans to weaken regulations for methane emissions and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022.  If these new regulations are finalized, they could affect our operations.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of West Africa and Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP WAF and BMP5 industry standard.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is required to be physically drydocked by its fifth and tenth anniversary to coincide with its first and second special surveys, respectively, and every 30 to 36 months thereafter, for inspection of the underwater parts of the vessel. Provided the vessel has an in-water-survey notation, in-water-surveys can take place at the 2.5 to 3 years & 7.5 to 8 years anniversary of the vessel in lieu of a physical drydocking.

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

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 79 wholly owned subsidiaries. In addition we have one 50%-owned joint venture entity, one 33.33%-owned joint venture entity and one 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

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

As at February 15, 2022, all of our 25 owned vessels are subject to mortgages relating to our credit facilities or are subject to finance leases under which we are the lessee.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as at and for the years ended December 31, 2021, 2020 and 2019, have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

Please see Item 5 (“Operating and Financial Review and Prospects”) in our Annual Report on Form 20-F for the year ended December 31, 2020 for a discussion of our results of operations for the year ended December 31, 2019.

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

Recent Developments

Financing

On June 25, 2021, we completed financing transactions for two vessels, Ardmore Seawolf and Ardmore Seahawk, which were refinanced with an existing lender. The net cash proceeds to us from these transactions, after prepayment of existing debt, were $15.5 million in the aggregate.

In December 2021, we issued 15,000 shares of our Series A 8.5% Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”) for a purchase price of $15.0 million from an affiliate of Maritime Partners, LLC. The purchase and sale of the shares was made pursuant to the amended purchase agreement pursuant to which, in June 2021, the purchaser acquired 25,000 shares of the preferred stock for a purchase price of $25.0 million.

Anticipated Exercise of Vessel Purchase Options

On May 30, 2017, two of our subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter.  The finance leases are scheduled to expire in 2023 and include purchase options exercisable by us. On February 16, 2022, we gave notice to exercise the purchase options, for both the Ardmore Sealeader and Ardmore Sealifter, with the intention to purchase the vessels on May 30, 2022..

Pandemic

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic initially resulted and may again result in a significant decline in global demand for refined oil products. As Ardmore’s business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports has and could continue to adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore’s results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on Ardmore cannot be made at this time.

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

Pooling Arrangements.  To increase vessel utilization and thereby revenue, we may participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenue than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers. We did not participate in commercial pools for the years ended December 31, 2021, 2020 and 2019.

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

Fleet Growth

As at February 15, 2022, our owned fleet consists of 25 double-hulled product and chemical tankers all of which are in operation. We acquired 11 of our vessels as second-hand vessels, all of which were upgraded to increase efficiency and improve performance; we sold a total of three of such Eco-mod vessels during 2019 and one vessel in 2020 which was delivered in 2021. In 2017, 2018, 2019, 2020 and 2021 we paid $0.4 million, $16.8 million ($1.6 million of which was paid as a deposit in 2017), $2.6 million, $18.7 million and $2.5 million, respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

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

Operating Results

The table below presents our operating results for the years ended December 31, 2021 and 2020 and includes related disclosure about year-to-year changes.

Consolidated Statements of Operations for the Years Ended December 31, 2021 and December 31, 2020

	Year Ended December 31,		Variance	Variance (%)
	2021	2020
Revenue, net	$192,484,301	220,057,606	(27,573,305)	(13)%

Voyage expenses	(88,577,719)	(81,253,212)	(7,324,507)	(9)%
Vessel operating expenses	(60,833,537)	(62,546,733)	1,713,196	3%
Charter hire costs	(6,930,193)	(1,367,528)	(5,562,665)	(407)%
Depreciation	(31,703,305)	(32,187,324)	484,019	2%
Amortization of deferred drydock expenditures	(5,168,526)	(6,198,245)	1,029,719	17%
General and administrative expenses
Corporate	(16,071,865)	(15,122,906)	(948,959)	(6)%
Commercial and chartering	(3,125,574)	(2,780,970)	(344,604)	(12)%
Loss on vessel held for sale	—	(6,447,309)	6,447,309	100%
Unrealized gains / (losses) on derivatives	276,268	(113,591)	389,859	343%
Interest expense and finance costs	(16,771,198)	(18,168,155)	1,396,957	8%
Interest income	55,088	281,618	(226,530)	(80)%
Loss before taxes	(36,366,260)	(5,846,749)	(30,519,511)	(522)%
Income tax	(149,593)	(199,446)	49,853	25%
Loss from equity method investments	(316,790)	—	(316,790)	(100)%
Net loss	$(36,832,643)	(6,046,195)	(30,786,448)	(509)%
Preferred dividend	(1,254,058)	—	(1,254,058)	(100)%
Net loss attributable to common stockholders	(38,086,701)	(6,046,195)	(32,040,506)	(530)%

Revenue, net. Revenue, net for the year ended December 31, 2021 was $192.5 million, a decrease of $27.6 million from $220.1 million for the year ended December 31, 2020.

Our average number of operating vessels increased to 26.6 for the year ended December 31, 2021, from 25.4 for the year ended December 31, 2020.

We had four product tankers employed under long term time charters (i.e. greater than three months duration) as at December 31, 2021 compared with none as at December 31, 2020. Revenue days derived from time charters were 1,560 for the year ended December 31, 2021, as compared to 524 for the year ended December 31, 2020. The increase in revenue days for long term time-chartered vessels resulted in an increase in revenue of $12.4 million.

We had 7,953 spot revenue days for the year ended December 31, 2021, as compared to 8,525 for the year ended December 31, 2020. We had 23 and 26 vessels employed directly in the spot market as at December 31, 2021 and 2020, respectively. We consider employment under voyage charters, trip charters and time charters of less than three months duration as being employed in the spot market. The decrease in spot revenue days resulted in a decrease in revenue of $14.2 million, while changes in spot rates resulted in a decrease in revenue of $26.5 million. We managed four third party chemical tankers employed under spot as at December 31, 2021, compared with none as at December 31, 2020 and this resulted in an increase in revenue of $0.7 million.

For vessels employed directly in the spot market, we typically pay all voyage expenses, and revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Voyage Expenses. Voyage expenses were $88.6 million for the year ended December 31, 2021, an increase of $7.3 million from $81.3 million for the year ended December 31, 2020. Voyage expenses increased primarily due to an increase in bunker prices, resulting in an increase of $14.4 million, partially offset by a decrease in spot revenue days of $7.1 million for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

TCE Rate. The average TCE rate for our fleet was $11,216 per day for the year ended December 31, 2021, a decrease of $4,139 per day from $15,355 per day for the year ended December 31, 2020. The decrease in average TCE rate was the result of lower spot rates for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Vessel Operating Expenses. Vessel operating expenses were $60.8 million for the year ended December 31, 2021, a decrease of $1.7 million from $62.5 million for the year ended December 31, 2020. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,426 for the year ended December 31, 2021, as compared to $6,509 for the year ended December 31, 2020.

Charter Hire Costs. Charter hire costs were $6.9 million for the year ended December 31, 2021, an increase of $5.6 million from $1.4 million for the year ended December 31, 2020. We currently have two vessels chartered-in, as compared to one vessel chartered-in as at December 31, 2020.

Depreciation. Depreciation expense for the year ended December 31, 2021 was $31.7 million, a decrease of $0.5 million from $32.2 million for the year ended December 31, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the year ended December 31, 2021 was $5.2 million, a decrease of $1.0 million from $6.2 million for the year ended December 31, 2020. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2021 were $16.1 million, an increase of $1.0 million from $15.1 million for the year ended December 31, 2020. The increase in corporate-related general and administrative expenses is primarily due to increases in D&O insurance and staff costs during the year ended December 31, 2021, compared to the year ended December 31, 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the year ended December 31, 2021 were $3.1 million, an increase of $0.3 million from $2.8 million for the year ended December 31, 2020.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the year ended December 31, 2021 were $16.8 million, a decrease of $1.4 million from $18.2 million for the year ended December 31, 2020. Cash interest expense decreased by $2.1 million to $14.2 million for the year ended December 31, 2021, from $16.3 million for the year ended December 31, 2020. The decrease in interest expense and finance costs is primarily due to a decreased average LIBOR during the year ended December 31, 2021, compared to the year ended December 31, 2020, as well as our entering into three-year floating-to-fixed interest rate swap agreements with an average fixed interest rate of 0.32% in 2020. Amortization of deferred finance fees for the year ended December 31, 2021 was $2.2 million, an increase of $0.4 million from $1.8 million for the year ended December 31, 2020. Included in the $2.2 million for the year ended December 31, 2021, is a write off of deferred finance fees of $0.6 million in relation to the refinancing of two vessels previously under the Nordea facility which were refinanced under finance leases in the second quarter of 2021.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at December 31, 2021 we had $67.0 million in liquidity available, with cash and cash equivalents of $55.4 million (December 31, 2020  $58.4 million) and amounts available and undrawn under our revolving credit facilities of $11.6 million (December 31, 2020: $0.0 million). We believe that our working capital, together with expected cash flows from operations will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, quarterly preferred stock dividends, interest rate swap settlements, any dividends on our shares of common stock, as well as funding our other working capital requirements. Our short-term and spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

The cash flows we generate from our vessels have been and continue to be impacted by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized and global economies began to recover, although at a slow pace. These conditions led to the gradual unwinding of excess inventories and a reduction in spot TCE rates. Spot TCE rates have remained subdued, as the continuation of the unwinding of inventories, coupled with modest demand for oil, have had an adverse impact on the demand for our vessels. We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknown but could have a material impact on our earnings, cash flow and financial condition in 2022.

Our primary known and estimated liquidity needs for 2022 include obligations related to finance leases ($32.2 million), scheduled repayments of long-term debt ($15.8 million), debt and lease service costs ($6.0 million), quarterly preferred stock dividend distributions ($3.3 million), committed capital expenditures ($2.7 million), drydocking expenditures ($2.0 million), operating lease payments ($0.3 million), the funding of general working capital requirements and funding any common stock repurchases we may undertake. The capital expenditures are related to our obligations under the purchase and installation of ballast water treatment systems. For at least the one-year period following the filing of this Form 20-F for the year ended December 31, 2021, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations, will be sufficient to finance our liquidity needs for this period.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Our long-term known and estimated liquidity needs from 2023 through to 2026 include obligations related to finance leases ($167.7 million), scheduled repayments and maturities of long-term debt ($131.1 million), forecasted drydock expenditures ($28.9 million), debt and lease service costs ($16.9 million), aggregate capital expenditures ($8.3 million), operating lease payments ($0.8 million) and our quarterly preferred stock dividend distributions ($3.4 million per annum). Our scheduled finance lease payment obligations and estimated lease interest service costs beyond 2026 through 2030 total $71 million and $1.3 million, respectively. Additional information on our annual scheduled obligations under our debt, finance and operating leases are described in Notes 6 (“Debt”), 7 (“Finance leases”) and 8 (“Operating leases) to our consolidated financial statements included in Item 18 of this Annual Report. Debt and lease service costs are estimated based on assumed LIBOR forward curve rates. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, lease financings and other debt or equity financings.

We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 6 (“Debt”) and 7 (“Finance leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2021, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities and certain of our obligation related to finance leases typically require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in Note 9 (“Interest Rate Swaps”) to our consolidated financial statements included in Item 18 of this Annual Report.

Cash Flow Data for the Years Ended December 31, 2021 and 2020

	For the year ended December 31
CASH FLOW DATA	2021	2020
Net cash (used in) / provided by operating activities	$(2,885,404)	46,094,449
Net cash provided by / (used in) investing activities	$1,626,560	(20,993,433)
Net cash used in financing activities	$(1,657,591)	(18,458,793)

Cash (used in) / provided by operating activities

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

For the year ended December 31, 2021, cash flow used in operating activities was $2.9 million. The reduction in cash flows from operating activities was primarily due to a higher operating loss in 2021 compared to 2020 as well as net outflows from working capital movements. Net loss (after adding back depreciation, amortization of deferred drydock expenditures, share-based compensation, loss on vessel held for sale, amortization of deferred finance fees, unrealized losses on derivatives, foreign exchange losses on operating leases and losses on equity investments of $41.6 million) was an inflow of $4.8 million. Changes in operating assets and liabilities resulted in an outflow of $1.8 million and drydock payments were $5.9 million.

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

Cash provided by / (used in) investing activities

For the year ended December 31, 2021, net cash provided by investing activities was $1.6 million, with proceeds from the sale of the Ardmore Seamariner in January 2021 of $9.9 million partially offset by payments made for our investments in Element 1 Corp. and our e1 Marine joint venture and related transaction costs of $5.5 million, as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets of $2.7 million.

For the year ended December 31, 2020, the net cash used in investing activities was $21.0 million consisting of payments in relation to vessel equipment, including the purchase of the Ardmore Seafarer for $16.7 million, advances for ballast water treatment systems, leasehold improvements and other non-current assets. Payments for vessel equipment, advances for ballast water treatment systems and other non-current assets were $21.0 million for 2020.

Cash (used in) financing activities

For the year ended December 31, 2021, the net cash used in financing activities was $1.7 million. Repayments of debt amounted to $66.9 million and total principal repayments of finance lease arrangements were $20.0 million. Net proceeds from the issue of preferred stock were $38.0 million and proceeds from finance lease arrangements were $49.0 million. Dividend payments on Series A Preferred Stock amounted to $0.8 million. We issued 25,000 shares of Series A Preferred Stock in June 2021 and an additional 15,000 share in December 2021.

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

Capital Expenditures

Drydock

Four of our vessels completed drydock surveys in 2021. The drydocking schedule through December 31, 2025 for our vessels that were in operation as of December 31, 2021 is as follows:

	For the Years Ending December 31,
	2022	2023	2024	2025
Number of vessels in drydock (excluding in-water surveys)	2	7	6	11

We will continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Ballast Water Treatment System Installation

The ballast water treatment system (“BWTS”) installation schedule for our vessels that were in operation as of December 31, 2021 is as follows:

	For the Years Ending December 31,
	2022	2023	2024	2025
Number of ballast water treatment system installations	2	5	5	—

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

The significant judgments and estimates are as follows:

Revenue recognition.  Revenue, net is generated from spot charter arrangements, time charter arrangements and pool arrangements. Refer to Note 2 (“Significant Accounting Policies”) to our consolidated financial statements included in Item 18 of this Annual Report for a discussion on time charter and pool arrangements.

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

As of its adoption on January 1, 2018, we apply revenue recognition guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”) to account for our spot charter arrangements.

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

Share-based compensation.  We may grant share-based payment awards, such as restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and dividend equivalent rights (“DERs”), as incentive-based compensation to certain employees. We granted SARs to certain employees, directors and officers in 2013, 2014, 2015, 2016, April 2018 (which included DERs), March 2019 (which included DERs), March 2020 (which included DERs) and March 2021 (which included DERs). We granted RSUs which included DERs, to certain directors and officers in January 2019, March and May 2019, March and May 2020 and March and June 2021. We granted stand-alone DERs to certain directors and officers in November 2019. We measure the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizing that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period, which we calculate according to the FASB Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”), see Note 16 (“Share-based compensation”).

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2021 and 2020. At December 31, 2021, no vessels were classified as held for sale. At December 31, 2020, we were holding the Ardmore Seamariner vessel as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels of our fleet that have experienced a decline in charter-free market value below such vessels’ carrying value over their operating lives would exceed such vessels’ carrying values as of December 31, 2021, and, accordingly, have not recorded an impairment charge.

Carrying value includes, as applicable, vessel costs, deferred drydock expenditures, vessel equipment, advances for ballast water treatment systems, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

			Carrying Value as at
	Built	DWT	Dec 31, 2021	Dec 31, 2020
Ardmore Seavaliant* #	2013	49,998	$27,200,718	$28,555,910
Ardmore Seaventure* #	2013	49,998	27,697,704	28,980,859
Ardmore Seavantage* #	2014	49,997	29,191,064	30,452,892
Ardmore Seavanguard* #	2014	49,998	29,133,950	30,526,505
Ardmore Sealion#	2015	49,999	28,030,224	29,739,294
Ardmore Seafox#	2015	49,999	28,200,076	29,926,796
Ardmore Seawolf#	2015	49,999	28,440,165	30,030,708
Ardmore Seahawk#	2015	49,999	28,865,349	30,483,940
Ardmore Endeavour* #	2013	49,997	26,750,543	27,633,660
Ardmore Enterprise#	2013	49,453	22,754,719	23,824,902
Ardmore Endurance	2013	49,466	22,389,407	23,564,640
Ardmore Explorer	2014	49,494	23,795,435	24,988,708
Ardmore Encounter	2014	49,478	24,560,509	25,341,635
Ardmore Exporter	2014	49,466	23,839,088	24,990,880
Ardmore Engineer#	2014	49,420	24,691,398	25,982,698
Ardmore Sealancer*#	2008	47,451	15,028,188	14,202,204
Ardmore Sealeader* #	2008	47,463	16,623,556	17,344,364
Ardmore Seafarer#	2010	49,999	15,905,521	16,852,020
Ardmore Sealifter* #	2008	47,472	16,213,655	16,873,658
Ardmore Dauntless* #	2015	37,764	28,208,864	29,948,834
Ardmore Defender* #	2015	37,791	28,488,800	30,234,072
Ardmore Cherokee#	2015	25,215	23,862,279	25,237,297
Ardmore Cheyenne#	2015	25,217	24,178,178	25,584,343
Ardmore Chinook#	2015	25,217	24,942,859	26,385,088
Ardmore Chippewa*#	2015	25,217	25,146,451	26,557,362
Total			$614,138,700	$644,243,269

*

Indicates vessels for which we believe, as of December 31, 2021, the basic market value is lower than the vessel’s carrying value. We believe that the carrying values of our vessels as of December 31, 2021 were recoverable as the projected undiscounted future cash flows of these vessels exceeded their carrying value by a significant amount.

#

Indicates vessels for which we believe, as of December 31, 2020, the basic market value is lower than the vessel’s carrying value. We believe that the carrying values of our vessels as of December 31, 2020 were recoverable as the projected undiscounted future cash flows of these vessels exceeded their carrying value by a significant amount.

At December 31, 2021, we estimate that the aggregate basic market value of our owned vessels exceeded their aggregate carrying value by approximately $11.4 million. At December 31, 2020, we estimated that the aggregate carrying value of our owned vessels exceeded their aggregate basic market value by approximately $60.7 million. We believe that 11 of our vessels’ carrying values exceeded the basic market value as of December 31, 2021 and 21 of our vessels’ carrying values exceeded the basic market value as of December 31, 2020. We did not record an impairment of any vessels due to our impairment accounting policy, as future undiscounted cash flows expected to be earned by such vessels over their operating lives exceeded the vessels’ carrying amounts. In addition to carrying out our impairment analysis, we performed a sensitivity analysis for a 5% reduction in forecasted vessel utilization and a 10% reduction in time charter rates for the first year of the analysis and, in each scenario, the future undiscounted cash flows exceeded the carrying value of each of our vessels.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of six directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2023 annual meeting of shareholders, Class II directors serve for a term expiring at the 2024 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2022 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke HM08, Bermuda.

Name	Age	Class	Position
Mr. Mats Berglund	59	I	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee

Mr. Mark Cameron	55	N/A	Executive Vice President and Chief Operating Officer

Mr. Brian Dunne	55	III	Director, Chair of the Audit Committee, Member of the Nominating and Corporate Governance Committee

Mr. Anthony Gurnee	62	II	Chief Executive Officer, President and Director

Mr. Curtis Mc Williams	66	III	Chair of the Board, Chair of the Nominating and Corporate Governance Committee, Chair of the Compensation Committee, Member of the Audit Committee

Ms. Aideen O'Driscoll	35	N/A	Vice President and Director of Corporate Services

Mr. Gernot Ruppelt	40	N/A	Senior Vice President and Chief Commercial Officer

Dr. Kirsi Tikka	65	I	Director, Member of the Compensation Committee

Mr. Paul Tivnan	42	N/A	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Ms. Helen Tveitan de Jong	54	II	Director, Member of the Audit Committee

Biographical information with respect to each of our directors and executive officers is set forth below.

Mats Berglund has been a director of Ardmore since September 2018. He was the Chief Executive Officer and Director of Pacific Basin, a Hong Kong-listed owner and operator of drybulk vessels controlling a fleet of over 200 ships from 2012-2021. Mr. Berglund has more than 30 years of shipping experience in Europe, the USA and Asia, including as Chief Financial Officer and Chief Operating Officer of marine fuel trader Chemoil Energy and Head of Crude Transportation for Overseas Shipholding Group. Previously, he served in a variety of leadership roles across the Stena group of companies, culminating as President of Stena Rederi, Stena's parent company for all shipping activities. Mr. Berglund holds an Economist (Civilekonom) degree from the Gothenburg University Business School (1986) and is a graduate of the Advanced Management Program at Harvard.

Mark Cameron is the Executive Vice President and Chief Operating Officer for Ardmore. Mr. Cameron joined Ardmore as Executive Vice President and Chief Operating Officer and was appointed an alternate director in June 2010. In addition, Mr. Cameron is a past Chair of the International Parcel Tankers Association (IPTA) and was previously an advisory Board Member to the NGO The Carbon War Room. Presently, Mr. Cameron serves on the Boards of the West of England (Luxembourg) and (Hamilton) P&I Club as well as the joint ventures ‘e1 Marine LLC’ and ‘Anglo Ardmore Ship Management Limited’. Mr. Cameron is a member of the Lloyds Register Marine Committee and an ABS Council Member. Prior to Ardmore, Mr. Cameron served nine years at Teekay Corporation where, from 2008 to 2010, he served as Vice President, Strategy and Planning for Teekay’s internal ship management function. Mr. Cameron has also held a number of senior management roles ashore with Safmarine and AP Moller specializing in integrating acquisitions covering all facets of ship management, including sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine.

Brian Dunne has been a director of Ardmore since June 2010. He is also a director of Chorus Aviation Capital (Ireland), AASET 2018-2, AASET 2019-2 and AASET 2021-1. He was previously Chair of Ark Life Assurance Company, a director of ReAssure, Guardian Assurance, Aergen Aviation Finance, Chair of Aviva’s health insurance business in Ireland, a director of its Irish life and pensions business and a director of several other private companies. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post graduate diploma in Professional Accounting from the University College Dublin.

Anthony Gurnee has been President, Chief Executive Officer, and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers. He is also a director of Simply Blue Energy, engaged in the development of offshore floating wind, wave energy, and sustainable aquaculture projects.

Curtis Mc Williams was appointed as a director of Ardmore in January 2016 and as Ardmore’s Chair effective January 1, 2019. Mr. Mc Williams has over 25 years of experience in finance and real estate. He currently serves as a Director of Braemar Hotels & Resorts, Inc., Modiv Inc. and Kalera, Inc.  In December 2021, Mr. Mc Williams was appointed as Interim CEO of Kalera, Inc.  He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. Mc Williams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chairman of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. Mc Williams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Aideen O’Driscoll was appointed Ardmore’s Vice President and Director of Corporate Services in 2021, with responsibility for human resources, legal, office management and project management. Ms. O’Driscoll joined Ardmore in June 2015 as Legal Associate, before being appointed to the role of Director of Human Resources in 2019. Prior to Ardmore, Ms. O’Driscoll had spent five years practicing as a commercial conveyancing and banking solicitor. Ms. O’Driscoll holds a Bachelor of Civil Law and an LLM Master’s Degree in Law, both from University College Cork.

Ms. O’Driscoll was admitted to the Roll of Solicitors in 2013 and has completed an Executive MBA with Cork University Business School. Ms. O’Driscoll is a member of the steering committee of the Diversity Study Group, promoting greater equality, diversity, and inclusion in the shipping industry.

Gernot Ruppelt is Ardmore’s Senior Vice President and Chief Commercial Officer. He has lead Ardmore’s commercial platform since joining as Chartering Director in 2013 and was promoted to senior management in December 2014. Mr. Ruppelt has extensive management and commercial experience in the maritime industry. Before joining Ardmore, he was a Tanker Projects Broker at Poten & Partners in New York.  Prior to that, he held various positions up to Trade Manager for Maersk in the USA, Europe and Asia.  Mr. Ruppelt is currently Chair of INTERTANKO’s Commercial and Markets Committee and serves on the Board of Anglo Ardmore Ship Management Ltd.  Mr. Ruppelt holds an Executive MBA from INSEAD.  He also graduated from Hamburg Shipping School, the Institute of Chartered Shipbrokers in London and Maersk International Shipping Education (MISE).

Kirsi Tikka was appointed as a director by the board of directors in September 2019. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. Dr. Tikka is chairing the U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects, and is a member of the U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organizations. She is a Fellow of both the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects. Dr. Tikka has over 30 years of shipping experience having recently retired from the American Bureau of Shipping Classification Society (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley and a Master’s degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.

Paul Tivnan is Ardmore’s Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. He is also a Director of Element 1 Corp, a leading developer of advanced hydrogen generation and a Board Advisor to E1 Marine LLC, a developer of methanol-to-hydrogen generation systems to support fuel cell power generation across the marine industry. From 2002 to 2010, he was employed at Ernst & Young in the Financial Services Advisory department specializing in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS each from Dublin City University. He is a graduate of INSEAD and London Business School Executive Leadership programs, a Fellow of the Institute of Chartered Accountants of Ireland, a Chartered Tax Advisor, and a member of the Institute of Chartered Shipbrokers.

Helen Tveitan de Jong has been a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 32 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University in 1992. Since April 2021, Ms. Tveitan de Jong has served as an independent non-executive director of Taylor Maritime Investments Limited, an internally managed investment company listed on the premium segment of the London Stock Exchange.

B. Compensation of Directors and Senior Management

We paid $1.9 million in aggregate cash compensation to members of our senior executive officers for 2021. For 2021, each of our non-employee directors annually received cash compensation in the aggregate amount of $32,500, plus an additional fee of $10,000 for a director serving as Chair of the audit committee, $7,500 for a director serving as Chair of other committees, $5,000 for each member of the audit committee and $2,500 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chair received an additional $21,250. We paid $0.2 million in aggregate compensation to our directors for 2021.

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

Stock Appreciation Rights (“SARs”)

As at December 31, 2021, ASC had granted 3,710,473 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award.

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

On March 4, 2021 ASC granted 610,691 SARs.

The SARs vest in three equal annual tranches, have a contractual term of 7 years and provide for certain dividend equivalent rights pursuant to which the holder will be entitled upon vesting of the SARs to payment in the form of additional shares equal to the value of any cash dividends declared and payable during the applicable vesting period with respect to the shares underlying the portion of the SARs that vest.

Restricted Stock Units (“RSUs”)

On March 4, 2021, ASC granted 56,957 RSUs to certain of its directors that will vest in twelve months from the date of grant. On the same day, ASC granted 302,923 RSUs to certain of its officers that will vest in three equal annual tranches. On June 7, 2021, ASC granted 95,583 RSUs to certain of its directors that will vest in twelve months from the date of grant.

Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Dividend Equivalent Rights (“DERs”)

Under a DER award, in the event that dividends are declared and paid on a share with a record date on or after the grant date, the grantee is entitled to receive a share of ASC’s common stock equal to the amount of the dividend declared multiplied by the number of shares per the award, divided by the Fair Market Value of a share on the date the dividends are paid. No DER awards were granted during 2021.

Please see Note 16 “Share-based compensation” to our consolidated financial statements included in this Annual Report for additional information about the SAR awards, RSUs and DERs.

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

D. Employees

As of December 31, 2021, approximately 993 seagoing staff serve on the vessels that we manage and 47 full-time staff and seven part-time staff serve on shore. This compares with 1,046 seafarers and 47 full-time staff and eight part-time staff on shore as of December 31, 2020. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with five of our executives: Mark Cameron, our Executive Vice President and Chief Operating Officer; Anthony Gurnee, our President and Chief Executive Officer; Aideen O’Driscoll, our Vice President and Director of Corporate Services; Gernot Ruppelt, our Senior Vice President and Chief Commercial Officer; and Paul Tivnan, our Senior Vice President and Chief Financial Officer. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include one-year non-solicitation and one year non-compete clauses following the cessation of the employee’s employment with us.

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

Item 7. Major Common Shareholders and Related Party Transactions

A. Major Common Shareholders

The following table sets forth information regarding beneficial ownership, as of February 15, 2022 (except as otherwise noted), of our common stock by:

●	each person or entity known by us to beneficially own 5% or more of our common stock; and
●	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after February 15, 2022 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
Private Management Group, Inc.(2)	2,768,578	8.06%
Aristotle Capital Boston, LLC(3)	2,593,053	7.54%
Royce & Associates, LP(4)	1,853,307	5.39%
All directors and executive officers as a group	*	*
(1)	Based on 34,363,884 shares of common stock outstanding on February 15, 2022.
(2)	This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on February 11, 2022. According to this Amendment No. 1 to Schedule 13G, Private Management Group, Inc. possessed sole voting power over 2,768,578 shares and sole dispositive power over 2,768,578 shares.
(3)	This information is based on the Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2022. According to this Amendment No. 2 to Schedule 13G, Aristotle Capital Boston, LLC possessed sole voting power over 1,904,689 shares and sole dispositive power over 2,593,053 shares.
(4)	This information is based on the Amendment No. 5 to Schedule 13G filed with the SEC on January 25, 2022. According to this Amendment No. 5 to Schedule 13G, Royce & Associates, LP possessed sole voting power over 1,853,307 shares and sole dispositive power over 1,853,307 shares.
*	Less than 1% of outstanding shares of our common stock.

As of February 15, 2022, we had three shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 34,216,575 shares of our common stock, representing approximately 94.0% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

We have a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. We have entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to 17 of our vessels as at December 31, 2021 (2020: 17 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

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

Our ability to pay any dividends on shares of our common stock in the future and our new capital allocation policy are subject to various risks and restrictions. Our board of directors may review and amend our capital allocation policy from time to time in light of our plans for future growth and other factors. So long as any share of our Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on our common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock. In addition, our ability to pay dividends on our common stock in the future will be subject to the amount of cash reserves established by our board of directors for the conduct of our business, restrictions in our credit facilities and the provisions of the laws of the Republic of the Marshall Islands, as well as the other limitations set forth in the section of this Annual Report entitled “Risk Factors”.

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

Our Amended and Restated Articles of Incorporation were modified by the Statement of Designation relating to our Series A Preferred Stock filed as Exhibit 1.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 17, 2021. The information contained in these exhibits is incorporated by reference into this Annual Report.

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

C. Material Contracts

Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included in Note 6 (“Debt”) to our consolidated financial statements included in this Annual Report with respect to our credit facilities and Note 7 (“Finance Leases”) with respect to our finance leases. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

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

We believe that we satisfy the Publicly Traded Test for our 2021 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2021 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly Traded Test for the 2021 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2021 U.S. federal income tax return. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year.

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

During the year ended December 31, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties. In accordance with these transactions, we will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $259.2 million, of which $216.0 million are designated as cash flow hedges.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the year ended December 31, 2021 by $3.1 million (2020: $3.7 million) using the average long-term debt and finance lease balance and actual interest incurred in each period.

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

We may have a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk and credit concentration risk. As at December 31, 2021 our 27 vessels in operation were employed with 21 different charterers.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2021, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations in Internal Control Integrated Framework (2013).

Management’s evaluation as of December 31, 2021 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2021.

C. Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm, Deloitte & Touche LLP, that audited our consolidated financial statements as at and for the year ended December 31, 2021 and included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

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

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2021 and 2020 were Deloitte & Touche LLP (PCAOB ID No. 34).

Audit Fees

The audit fees for the audit of the years ended December 31, 2021 and 2020 were $0.6 million and $0.5 million, respectively.

Audit-Related Fees

Audit-related fees relating to work performed by our principal accountants for the years ended December 31, 2021 and 2020 were $56,000 and $55,000, respectively.

Tax Fees

There were no tax fees billed by our principal accountants in 2021 or 2020.

All Other Fees

There were no other fees billed by our principal accountants in 2021 or 2020.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2021 and 2020.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2020, our Board of Directors authorized a new share repurchase plan (the “Repurchase Plan”), expanding and replacing our earlier plan. Pursuant to the Repurchase Plan, we may purchase up to $30 million of our common shares through September 30, 2023, at times and prices that are considered by us to be appropriate. We expect to repurchase shares under the plan in the open market or in privately negotiated transactions, but we are not obligated under the terms of the plan to repurchase any shares, and, at any time, we may suspend, delay or discontinue the Repurchase Plan. During the year ended December 31, 2019, we repurchased no shares of our common stock. During the year ended December 31, 2020, we repurchased 98,652 shares, all under our Repurchase Plan, at a weighted-average price of $2.91 per share (including fees and commission of $0.02 per share) for a total of $286,856. We repurchased all of these shares during November 2020. During the year ended December 31, 2021, we did not repurchase any shares of our common stock. The total remaining share repurchase authorization under the Repurchase Plan at December 31, 2021, was $29.7 million.

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

The following is the significant way in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which difference is permitted by NYSE rules for “foreign private issuers” such as Ardmore Shipping Corporation:

●	The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans and prior to certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction. Our board of directors approves the adoption of equity compensation plans in lieu of such shareholder approval, and we currently do not intend to seek shareholder approval prior to equity issuances that otherwise would require such approval if we were not a foreign private issuer.

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

1.3

Statement of Designation of the 8.5% Cumulative Redeemable Perpetual Preferred Shares—Series A of the Company (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 17, 2021).

2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.2	Description of Securities.
4.1	Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
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

4.5

Open Market Sale Agreement, dated as of August 20, 2021, among the Company and Evercore Group L.L.C., DNB Markets, Inc. and Stifel, Nicolaus & Company, Incorporated (incorporated herein by reference to Exhibit 1.1 to the Company’s Form F-3 (Registration Number 333-258974) filed with the SEC on August 20, 2021).

4.6

Preferred Stock Purchase Agreement, dated June 3, 2021, by and between Ardmore Shipping Corporation and ARF Innovation, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on June 4, 2021).

4.7	Amendment to Preferred Stock Purchase Agreement, dated June 17, 2021, by and between the Company and ARF Innovation, LLC.
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2021 and 2020;

(ii) Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019;

(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019;

(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2021, 2020 and 2019;

(v)  Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and

(vi) Notes to Consolidated Financial Statements

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
Chief Executive Officer
(Principal Executive Officer)

Date: March 11, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ardmore Shipping Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ardmore Shipping Corporation and subsidiaries (the "Company") as at December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in redeemable preferred stock and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Undiscounted future cash flows are determined by applying various assumptions regarding future revenue net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth. Projected future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. The total carrying value of vessels and vessel equipment, net, as of December 31, 2021, was $603.2 million.

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

/s/ Deloitte & Touche LLP

New York, New York

March 11, 2022

We have served as the Company's auditor since 2019.

Ardmore Shipping Corporation

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except shares and as otherwise indicated)

		As at December 31
	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents		55,448,895	58,365,330
Receivables, net of allowance for bad debts of $0.8 million (2020: $0.5 million)		20,303,507	17,808,496
Prepaid expenses and other assets		3,511,349	3,683,910
Advances and deposits		3,550,942	2,516,646
Inventories		11,095,318	10,274,062
Vessel held for sale		—	9,895,000
Current portion of derivative assets		306,912	—
Total current assets		94,216,923	102,543,444

Non-current assets
Investments and other assets, net of accumulated depreciation of $1.9 million (2020: $1.7 million)	4	11,081,579	678,632
Vessels and vessel equipment, net of accumulated depreciation of $201.7 million (2020: $170.2 million)		603,227,228	631,458,305
Deferred drydock expenditures, net of accumulated amortization of $18.4 million (2020: $13.3 million)		8,878,578	10,216,090
Advances for ballast water treatment systems		2,032,894	2,568,874
Amount receivable in respect of finance leases		2,880,000	2,880,000
Non-current portion of derivative assets		981,835	—
Operating lease, right-of-use asset	8	1,231,877	1,662,510
Total non-current assets		630,313,991	649,464,411

TOTAL ASSETS		724,530,914	752,007,855

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		8,577,567	9,125,321
Accrued expenses and other liabilities	5	10,741,500	11,233,767
Deferred revenue		2,069,750	—
Accrued interest on debt and finance leases		650,742	769,304
Current portion of long-term debt	6	15,103,186	22,456,396
Current portion of finance lease obligations	7	21,083,831	18,454,222
Current portion of derivative liabilities	9	—	397,418
Current portion of operating lease obligations	8	273,141	463,559
Total current liabilities		58,499,717	62,899,987

Non-current liabilities
Non-current portion of long-term debt	6	129,998,205	188,054,568
Non-current portion of finance lease obligations	7	205,370,846	179,250,162
Non-current portion of derivative liabilities	9	—	433,974
Non-current portion of operating lease obligations	8	722,085	1,034,218
Other non-current liabilities	10	942,508	—
Total non-current liabilities		337,033,644	368,772,922

TOTAL LIABILITIES		395,533,361	431,672,909

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	10	37,043,138	—
Total redeemable preferred stock		37,043,138	—

Stockholders' equity
Common stock ($0.01 par value, 225,000,000 shares authorized, 36,383,937 issued and 34,363,884 outstanding as at December 31, 2021 and 35,206,656 issued and 33,186,603 outstanding as at December 31, 2020)		363,839	352,067
Additional paid in capital		426,102,179	418,180,983
Accumulated other comprehensive income / (loss)		1,044,067	(729,135)
Treasury stock (2,020,053 shares as at December 31, 2021 and December 31, 2020)		(15,635,765)	(15,635,765)
Accumulated deficit		(119,919,905)	(81,833,204)
Total stockholders' equity		291,954,415	320,334,946

Total redeemable preferred stock and stockholders’ equity		328,997,553	320,334,946

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY		724,530,914	752,007,855

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Operations

(Expressed in U.S. Dollars, except for shares)

		For the years ended December 31
	Notes	2021	2020	2019
Revenue, net	3	192,484,301	220,057,606	230,042,240

Voyage expenses		(88,577,719)	(81,253,212)	(96,056,391)
Vessel operating expenses		(60,833,537)	(62,546,733)	(62,546,606)
Charter hire costs		(6,930,193)	(1,367,528)	—
Depreciation		(31,703,305)	(32,187,324)	(32,322,695)
Amortization of deferred drydock expenditures		(5,168,526)	(6,198,245)	(4,803,069)
General and administrative expenses
Corporate		(16,071,865)	(15,122,906)	(14,951,996)
Commercial and chartering		(3,125,574)	(2,780,970)	(3,194,218)
Loss on vessel held for sale	11	—	(6,447,309)	—
Loss on sale of vessels	11	—	—	(13,162,192)
Unrealized gains / (losses) on derivatives		276,268	(113,591)	—
Interest expense and finance costs	12	(16,771,198)	(18,168,155)	(26,759,754)
Interest income		55,088	281,618	952,190

Loss before taxes		(36,366,260)	(5,846,749)	(22,802,491)

Income tax	13	(149,593)	(199,446)	(58,766)
Loss from equity method investments	4	(316,790)	—	—

Net loss		(36,832,643)	(6,046,195)	(22,861,257)

Preferred dividend		(1,254,058)	—

Net loss attributable to common stockholders		(38,086,701)	(6,046,195)	(22,861,257)

Net loss per share, basic and diluted	14	(1.12)	(0.18)	(0.69)
Weighted average number of shares outstanding, basic and diluted	14	33,882,932	33,241,936	33,097,831

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

	For the years ended December 31
	2021	2020	2019
Net loss	(36,832,643)	(6,046,195)	(22,861,257)
Other comprehensive income / (loss), net of tax
Net change in unrealized gains / (losses) on cash flow hedges	1,773,202	(729,135)	—
Other comprehensive income / (loss), net of tax	1,773,202	(729,135)	—

Comprehensive loss	(35,059,441)	(6,775,330)	(22,861,257)

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

(Expressed in U.S. Dollars, except for shares)

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Accumulated
	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit	TOTAL
Balance as at January 1, 2019	—	—	33,097,831	350,192	414,508,403	—	(15,348,909)	(52,925,752)	346,583,934
Share-based compensation	—	—	—	—	2,333,091	—	—	—	2,333,091
Loss for the year	—	—	—	—	—	—	—	(22,861,257)	(22,861,257)
Balance as at December 31, 2019	—	—	33,097,831	350,192	416,841,494	—	(15,348,909)	(75,787,009)	326,055,768
Issue of common stock	—	—	187,424	1,875	(1,875)	—	—	—	—
Share-based compensation	—	—	—	—	3,000,672	—	—	—	3,000,672
Payment of dividend	—	—	—	—	(1,659,308)	—	—	—	(1,659,308)
Repurchase of common stock	—	—	(98,652)	—	—	—	(286,856)	—	(286,856)
Changes in unrealized loss on cash flow hedges	—	—	—	—	—	(729,135)	—	—	(729,135)
Loss for the year	—	—	—	—	—	—	—	(6,046,195)	(6,046,195)
Balance as at December 31, 2020	—	—	33,186,603	352,067	418,180,983	(729,135)	(15,635,765)	(81,833,204)	320,334,946
Issue of redeemable preferred stock, net of issuance costs	40,000	37,043,138	—	—	—	—	—	—	—
Issue of common stock	—	—	1,177,281	11,772	5,308,228	—	—	—	5,320,000
Share-based compensation	—	—	—	—	2,612,968	—	—	—	2,612,968
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	1,773,202	—	—	1,773,202
Preferred stock dividend	—	—	—	—	—	—	—	(1,254,058)	(1,254,058)
Net loss	—	—	—	—	—	—	—	(36,832,643)	(36,832,643)
Balance as at December 31, 2021	40,000	37,043,138	34,363,884	363,839	426,102,179	1,044,067	(15,635,765)	(119,919,905)	291,954,415

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

		For the years ended December 31
	Notes	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss		(36,832,643)	(6,046,195)	(22,861,257)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation		31,703,305	32,187,324	32,322,695
Amortization of deferred drydock expenditures		5,168,526	6,198,245	4,803,069
Share-based compensation		2,612,968	3,000,672	2,333,091
Loss on vessel held for sale	11	—	6,447,309	—
Loss on sale of vessels	11	—	—	13,162,192
Amortization of deferred finance fees		2,192,177	1,765,271	2,560,180
Unrealized (gains) / losses on derivatives		(276,268)	113,591	—
Foreign exchange		(71,917)	108,978	(73,207)
Loss from equity method investments		316,790	—	—
Deferred drydock payments		(5,882,866)	(7,003,305)	(5,387,875)
Changes in operating assets and liabilities:
Receivables		(2,495,011)	12,274,862	(2,623,226)
Prepaid expenses and other assets		172,561	(1,743,880)	137,453
Advances and deposits		(1,034,296)	1,597,419	(1,981,261)
Inventories		(821,256)	(115,327)	2,653,304
Accounts payable		1,151,201	2,543,080	(3,672,559)
Accrued expenses and other liabilities		(701,459)	(5,098,531)	(48,663)
Deferred revenue		2,069,750	—	—
Accrued interest on debt and finance leases		(156,966)	(135,064)	(852,676)
Net cash (used in) / provided by operating activities		(2,885,404)	46,094,449	20,471,260

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels		9,895,000	—	26,557,707
Payments for acquisition of vessels and vessel equipment		(2,475,399)	(18,720,337)	(2,599,827)
Advances for ballast water treatment systems		(157,879)	(2,184,466)	114,235
Payments for other non-current assets		(93,798)	(88,630)	(177,950)
Payments for equity investments		(5,541,364)	—	—
Net cash provided by / (used in) investing activities		1,626,560	(20,993,433)	23,894,165

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt		—	20,375,243	201,462,500
Repayments of long-term debt		(66,911,512)	(18,017,863)	(222,198,713)
Proceeds from finance leases		49,000,000	—	—
Repayments of finance leases		(19,959,944)	(18,650,009)	(26,510,556)
Payments for deferred finance fees		(980,000)	(220,000)	(2,298,587)
Repurchase of common stock		—	(286,856)	—
Payment of dividend		—	(1,659,308)	—
Issuance of preferred stock, net		37,985,646	—	—
Payment of preferred dividend		(791,781)	—	—
Net cash used in financing activities		(1,657,591)	(18,458,793)	(49,545,356)

Net (decrease) / increase in cash and cash equivalents		(2,916,435)	6,642,223	(5,179,931)

Cash and cash equivalents at the beginning of the year		58,365,330	51,723,107	56,903,038

Cash and cash equivalents at the end of the period		55,448,895	58,365,330	51,723,107

Cash paid during the period for interest in respect of debt		4,509,904	6,526,308	11,544,904
Cash paid during the period for interest in respect of finance leases		9,793,364	9,902,396	13,529,033
Cash paid during the period for operating lease liabilities		461,521	501,118	501,848
Cash paid during the period for income taxes		197,937	138,841	54,730
Non-cash investing activity: Investment in Element 1 by issuing 950,000 shares of common stock		5,320,000	—	—
Non-cash financing activity: MP Profits Interest	10	942,508	—	—
Non-cash financing activity: Accrued preferred dividends		462,277	—	—

The accompanying notes are an integral part of these consolidated financial statements.

1.   Overview

1.1.   Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As at December 31, 2021, the Company had 25 owned vessels in operation. The average age of the Company’s owned fleet as at December 31, 2021 was 8.3 years.

1.2.   Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As at December 31, 2021, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to a majority of the ASC fleet, (c) one 33.33%-owned joint venture, e1 Marine LLC, which was formed in 2021 to market and sell Element 1 Corp.’s methanol-to-hydrogen technology to the marine sector, and (d) a 10% equity stake, on a fully diluted basis, in Element 1 Corp. During the three months ended June 30, 2021, the Company paid an aggregate of $5.0 million in cash and $5.3 million through the issuance of ASC common shares for the Company’s equity stake in Element 1 Corp. and its equity interest in e1 Marine which is included in Investments and other assets, net in the consolidated balance sheet as at December 31, 2021.

Ardmore Maritime Services (Asia) Pte. Limited, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.   Vessels

As at December 31, 2021, the Company owned and operated a modern fleet of 25 product/chemical vessels, 24 with Marshall Island flags and one with a Singapore flag, and with a combined carrying capacity of 1,115,567 deadweight tonnes (“dwt”) and an average age of approximately 8.3 years.

Vessel Name	Type	Dwt	IMO	Built	Country	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	Eco-design
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jun-08	Japan	Eco-mod
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Japan	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Japan	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	Eco-design
Total	25	1,115,567
(1)	International Maritime Organization (“IMO”) cargo classification

2.   Significant accounting policies

2.1.   Basis of preparation

The accompanying consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All subsidiaries are 100% directly or indirectly owned by ASC. AASML and e1 Marine, which are 50% and 33.33% owned joint ventures, respectively, are accounted for using the equity method. The Company’s 10% investment in Element 1 Corp. is also accounted using the equity method. All intercompany balances and transactions have been eliminated on consolidation.

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

2.4.   Recent accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”)” which provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) – Scope (“ASU 2021-01”),” which permits entities to apply optional expedients in Topic 848 to derivative instruments modified because of discounting transition resulting from reference rate reform.  ASU 2020-04 became effective upon issuance and may be applied prospectively to contract modification made on or before December 31, 2022. ASU 2021-01 became effective upon issuance and may be applied on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or prospectively for contract modifications made on or before December 31, 2022. The Company has adopted ASU 2020-04 and is currently evaluating the impact of the adoption of ASU 2021-01 on its Consolidated Financial Statements and related disclosures.

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

As at its adoption on January 1, 2018, the Company applies revenue recognition guidance in ASC 606 to account for its spot charter arrangements.

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

As the charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the charterer is also responsible for costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Accordingly, time charters are considered operating leases and the Company applies guidance for lessors in FASB Accounting Standards Codification 842 - Leases (“ASC 842).  Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

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

The Company did not participate in commercial pooling arrangements during the years ended December 31, 2021, 2020 or 2019.  The Company did recognize an immaterial revenue runoff in each of the three periods as per the table in Note 3 (“Business and segment reporting”).

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

Vessel operating expenses

Vessel operating expenses represent costs the Company incurs to operate its vessels that are not directly related to a voyage. Vessel operating expenses include crew, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. Vessel operating expenses are expensed as incurred.

2.7.   Cash and cash equivalents

The Company classifies investments with an original maturity date of three months or less as cash and cash equivalents. The Company is required to maintain a minimum cash balance in accordance with its long-term debt facility agreements (see Note 6) and finance lease facility agreements (see Note 7).

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

Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of the Company’s vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton. The scrap value of the vessels is estimated at $300 (2020: $300) per lightweight ton.

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

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The Company did not recognize a vessel impairment charge for the years ended December 31, 2021, 2020 and 2019.

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

2.18.   Amount receivable in respect of finance leases

As part of finance lease arrangements, in 2017 the Company provided a lessor with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. The associated finance lease liability is presented gross of the $2.9 million.

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

2.23.   Derivatives

As required by FASB Accounting Standards Codification 815 - Derivatives and Hedging (“ASC 815”), the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply, or the Company elects not to apply hedge accounting.

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

2.24.   Equity method investments

The Company’s investments in AASML, e1 Marine and Element 1 Corp. are accounted for using the equity method of accounting. Under the equity method of accounting, the Company initially recorded the investments in AASML and e1 Marine at cost and adjusts the carrying amounts of the investments to recognize their respective share of earnings or losses of the investee. The Company’s total investment in Element 1 Corp. of $9.3 million is allocated to the investment in the ordinary shares of $8.8 million and warrants exercisable for ordinary shares of $0.5 million based upon the relative fair values at the date of the investment. The carrying amount of the investment is adjusted to recognize the share of earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investments. The Company evaluates its equity method investment for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying values. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of operations.  As at December 31, 2021, there are no impairment indicators for the investment in Element 1 Corp.  The Company adjusts the fair value of the Element 1 Corp. warrants at each reporting period with changes in the fair value recorded directly in earnings.

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

2.26.   Distributions to shareholders

Subject to the Board of Directors’ approval, distributions to common shareholders are applied first to accumulated surplus. When accumulated surplus is not sufficient, distributions are applied to the additional paid in capital account.

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

2.32.   Income taxes

Republic of the Marshall Islands

Ardmore Shipping Corporation, Ardmore Shipping LLC, Ardmore Maritime Services LLC, and all vessel owning subsidiaries are incorporated in the Republic of the Marshall Islands with the exception of Lahinch Shipco (Pte.) Limited which is incorporated in Singapore. Ardmore Shipping Corporation believes that neither it, nor its subsidiaries, are subject to taxation under the laws of the Republic of the Marshall Islands and that distributions by its subsidiaries to Ardmore Shipping Corporation will not be subject to any taxes under the laws of the Republic of the Marshall Islands.

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

Ireland

Ardmore Shipping Services (Ireland) Limited and Ardmore E1 Marine Ventures Limited, which was established to act as the immediate parent company of e1 Marine, the joint venture jointly owned by Ardmore, Element 1 Corp. and Maritime Partners, are incorporated in Ireland. Trading profits are taxable at the standard corporation tax rate which is currently 12.5% based on generally accepted accounting principles in Ireland. Any non-trading / passive income is taxed at the higher corporation tax rate which is currently 25%.

United States of America

Ardmore Shipping (Americas) LLC (“ASUSA”) and Ardmore Trading (USA) LLC (“ATUSA”) are incorporated in Delaware and treated as corporations for U.S. tax purposes. ASUSA and ATUSA will be subject to U.S. tax on their worldwide net income.

Singapore

Ardmore Shipping (Asia) Pte. Limited, Ardmore Tanker Trading (Asia) Pte. Limited, Ardmore Maritime Services (Asia) Pte. Limited and Lahinch Shipco (Pte.) Limited are incorporated in Singapore. Ardmore Shipping (Asia) Pte. Limited qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the company to tax exemption on profits derived from ship operations for any vessels which are owned or chartered in by Ardmore Shipping (Asia) Pte. Limited.  Lahinch Shipco (Pte.) Limited is a ship-owning company and therefore exempt from taxes under the law of Singapore. Ardmore Tanker Trading (Asia) Pte. Limited and Ardmore Maritime Services (Asia) Pte. Limited are subject to Singapore tax on their worldwide profits.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statements of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2021 amounted to $Nil (2020: $Nil , 2019: $Nil).

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2021 amounted to $Nil (2020: $Nil, 2019: $Nil).

3.   Business and segment reporting

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

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
	2021	2020	2019
Charterer A	23,152,151	<10%	<10%
Charterer B	<10%	26,759,247	<10%

The following table presents the Company’s revenue contributions by nature of vessel employment.

	For the years ended December 31
	2021	2020	2019
Spot charters (1)	167,484,975	206,350,782	218,969,349
Time charters (2)	24,254,241	13,696,635	10,974,608
Pooling arrangements (3)	13,511	10,189	98,283
Other revenue (4)	731,574	—	—
	192,484,301	220,057,606	230,042,240

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

(4) Represents revenue recognized by the Company associated with the management of four third party chemical tankers employed under spot that were accounted for in accordance with ASC 606.

4. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp. (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of Element 1 Corp. common stock, which expire on the third anniversary from the date of the investment. The Company’s total investment in E1 amounted to $9.3 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323 - Investments – Equity Method and Joint Ventures (“ASC 323”) and the warrants are being accounted for at their fair value in accordance with FASB Accounting Standards Codification ASC 321 – Investments – Equity Securities.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1. and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver E1’s hydrogen delivery system to the marine sector, with each joint venture partner owning 33.33% of e1 Marine. The Company accounts for the investment in e1 Marine LLC using the equity method in accordance with ASC 323.

The Company records its share of earnings and losses in these investments on a quarterly basis, with an aggregate loss of $0.3 million recognized in the year ended December 31, 2021. The Company recorded an investment of $10.5 million, inclusive of transaction costs (E1 investment of $9.6 million and e1 Marine LLC investment of $0.9 million), which is included in investments and other assets, net in the consolidated balance sheet as of December 31, 2021.

5.   Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following as at December 31, 2021 and 2020:

	As at December 31
	2021	2020
Accrued vessel operating expenses and voyage expenses	7,568,912	8,320,291
Other accrued expenses	3,172,588	2,913,476
Total accrued expenses	10,741,500	11,233,767

6.   Debt

As at December 31, 2021, the Company had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 11 vessels as at December 31, 2021. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default.

The outstanding principal balances in the table below approximate the fair value for the Company’s variable-rate debt, which is considered to be a Level 2 item for fair values purposes as the Company considers the estimate of rates it could obtain for similar debt.  The fair value of an asset or liability is based on assumptions that market participants would use in pricing the asset or liability.  The hierarchies of inputs used when determining fair value are described below:

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

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The outstanding principal balances on each loan facility as at December 31, 2021 and 2020 were as follows:

	As at December 31
	2021	2020
NIBC Bank Facility	—	4,625,000
Nordea/SEB Joint Bank Facility	56,599,042	88,503,292
Nordea/SEB Revolving Facility	28,953,901	39,237,241
ABN/CACIB Joint Bank Facility	51,339,576	57,124,104
ABN AMRO Revolving Facility	1,679,856	14,394,250
IYO Bank Facility	8,400,000	10,000,000
Total debt	146,972,375	213,883,887
Deferred finance fees	(1,870,984)	(3,372,923)
Net total debt	145,101,391	210,510,964
Current portion of long-term debt	15,834,489	23,506,236
Current portion of deferred finance fees	(731,303)	(1,049,840)
Total current portion of long-term debt	15,103,186	22,456,396
Non-current portion of long-term debt	129,998,205	188,054,568

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As at
December 31
2021
2022	15,834,489
2023	17,514,346
2024	110,023,540
2025	3,600,000
146,972,375

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to the Company in 2014. The facility was drawn down in September 2014. Interest is calculated at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final installment. On January 7, 2021, Ardmore repaid the facility in full.

Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100.0 million long-term loan facility and a $40.0 million revolving credit facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The facility was fully drawn down in December 2020 and December 2019. Interest is calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The revolving facility may be drawn down or repaid with five days’ notice. On June 25, 2021, Ardmore partially repaid the facility in connection with the refinancing of two of the vessels under a new sale and leaseback arrangement. The term loan and revolving credit facility mature in December 2024.

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

ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15.0 million revolving credit facility with ABN AMRO to fund working capital. On October 7, 2021, the Company exercised an option to extend this facility to June 2023. Interest payments are payable on a quarterly basis. Interest under this facility is calculated at a rate of LIBOR plus 3.8%.

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

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as at December 31, 2021, was $18.8 million;
●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;
●	maintain a corporate net worth of not less than $150 million; and
●	maintain positive working capital, excluding balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as at December 31, 2021 and 2020.

7.   Finance lease

As at December 31, 2021, the Company was a party, as the lessee, to seven finance lease facilities. The Company's applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled 14 vessels as at December 31, 2021 (2020: 12 vessels). ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at December 31, 2021 and 2020 were as follows:

	As at December 31
	2021	2020
Japanese Leases No.1 and 2	21,676,600	26,531,100
Japanese Lease No.3	10,746,500	13,119,000
CMBFL Leases No.1 to 4	65,187,328	72,459,942
Ocean Yield ASA	50,320,320	55,729,620
Japanese Lease No.4	19,941,538	21,949,099
China Huarong Leases	37,385,213	41,992,081
CMBFL / Shandong	65,625,400	—
Finance lease obligations	270,882,899	231,780,842
Amounts representing interest and deferred finance fees	(44,428,222)	(34,076,458)
Finance lease obligations, net of interest and deferred finance fees	226,454,677	197,704,384
Current portion of finance lease obligations	21,783,261	19,084,775
Current portion of deferred finance fees	(699,430)	(630,553)
Non-current portion of finance lease obligations	207,592,243	181,250,674
Non-current portion of deferred finance fees	(2,221,397)	(2,000,512)
Total finance lease obligations, net of deferred finance fees	226,454,677	197,704,384

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As at
December 31, 2021
2022	32,164,805
2023	43,722,900
2024	29,888,892
2025	81,557,058
2026	12,549,755
2027 - 2030	70,999,489
Finance lease obligations	270,882,899
Amounts representing interest and deferred finance fees	(44,428,222)
Finance lease obligations, net of interest and deferred finance fees	226,454,677

Assets recorded under finance leases consist of the following:

	As at December 31
	2021	2020
Vessels and vessel equipment, net of accumulated depreciation	326,599,910	282,930,184
Deferred drydock expenditures, net of accumulated amortization	5,353,419	2,751,781
Advances for ballast water systems	1,079,755	2,141,135
	333,033,084	287,823,100

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included in the consolidated balance sheets as ‘Amount receivable in respect of finance leases’ with the associated finance lease liability presented gross of the $2.9 million. On February 16, 2022, the Company gave notice to exercise its purchase options, for both the Ardmore Sealeader and Ardmore Sealifter, with the intention to purchase the vessels on May 30, 2022.

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

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMBFL / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2029, subject to options to renew for a maximum period of an additional eight years. Repurchase options, exercisable by the Company, are also included which begin on the third anniversary of the lease term.

Finance leases financial covenants

Some of the Company’s existing finance lease facilities (as described above) include financial covenants which are the same, or no more onerous than, the Company's long-term debt financial covenants described in Note 6. The Company was in full compliance with all of its finance lease related financial covenants as at December 31, 2021 and 2020.

Short-Term Leases

The Company has entered into two short-term lease agreements with one agreement effective July 30, 2021 to charter-in a 2010-built vessel for a period of 12 months, and the other agreement effective June 4, 2021 to charter-in a 2009-built vessel for a period of eight months. The Company elected the practical expedient of ASC 842, which allows for time charter-in contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company will continue to recognize the lease payments for all operating leases as charter hire expenses on the consolidated statements of operations on a straight-line basis over the lease term.

8.   Operating lease

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts. The discount rate used to measure the lease liability is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in Cork, Ireland, Singapore and Houston, Texas which are denominated in various currencies. The weighted average remaining term of the office leases as at December 31, 2021 was 4.1 years. Under ASC 842, the right-of-use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of operations.

	As at December 31
	2021	2020
Operating lease, right-of-use asset	1,231,877	1,662,510
Total operating lease, right-of-use asset	1,231,877	1,662,510
Current portion of operating lease obligations	273,141	463,559
Non-current portion of operating lease obligations	722,085	1,034,218
Total operating lease obligations	995,226	1,497,777

	For the years ended December 31
	2021	2020	2019
Foreign exchange gain / (loss) on operating leases	71,917	(108,978)	73,207
Total foreign exchange gain / (loss) on operating leases	71,917	(108,978)	73,207

As at December 31, 2021, the Company had the following maturity of operating lease obligations:

As at
December 31
2021
2022	278,426
2023	248,031
2024	252,249
2025	256,547
2026	43,465
Total lease payments	1,078,718
Less imputed interest	(83,492)
Present value of lease liabilities	995,226

9.   Interest Rate Swaps

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

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $259.2 million, of which $216.0 million is designated as cash flow hedges.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Reclassification adjustments related to the interest rate swaps amounted to approximately $0.4 million or the year ended December 31, 2021.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swaps as an asset or liability on its balance sheet. Interest rate swaps are considered to be a Level 2 item. The following table shows the interest rate swap liabilities as of December 31, 2021 and December 31, 2020:

Derivatives designated as hedging instruments	Balance Sheet location	December 31, 2021	December 31, 2020
Interest rate swap	Current portion of derivative assets / (liabilities)	$253,938	(349,374)
Interest rate swap	Non - current portion of derivative assets / (liabilities)	$794,969	(379,762)

The following table shows the interest rate swap liabilities not designated as hedging instruments as of December 31, 2021 and December 31, 2020:

Derivatives not designated as hedging instruments	Balance Sheet location	December 31, 2021	December 31, 2020
Interest rate swap	Current portion of derivative assets / (liabilities)	$52,974	(48,044)
Interest rate swap	Non - current portion of derivative assets / (liabilities)	$186,866	(54,212)

10. Preferred Stock

On June 17, 2021 and on December 3, 2021, ASC issued 25,000 shares and 15,000 shares, respectively, of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC. The liquidation preference of the Series A Preferred Stock is $1,000.00 per share. The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on ASC’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock. The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the Holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of ASC’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of ASC’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the Holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Preferred Stock to MP, the Company agreed that MP shall have the right to a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which can only be distributed after the Company receives its return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date, for the profits interest that is the 10th anniversary of the date of the agreement, it renders the profits interest as a liability which will need to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $0.9 million, which is included in non-current liabilities in the consolidated balance sheet as of December 31, 2021.

11.   Loss on sale of vessels

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

The loss on the vessel held for sale for the year ended December 31, 2020 is calculated as follows:

Seamariner
Sales proceeds	10,000,000
Net book value of vessel	(16,342,309)
Sales related costs	(105,000)
Loss on vessel held for sale	(6,447,309)

12.   Interest expense and finance costs

	For the years ended December 31
	2021	2020	2019
Interest incurred – debt	4,404,746	6,585,889	10,780,248
Interest incurred – finance leases	9,766,818	9,737,294	13,419,326
Amortization of deferred finance fees	2,192,177	1,765,271	2,560,180
Interest rate swaps	407,457	79,701	—
	16,771,198	18,168,155	26,759,754

13.   Income taxes

The components of income tax are as follows:

	For the years ended December 31
	2021	2020	2019
Current tax expenses	(149,593)	(199,446)	(58,766)
Income tax expense for year	(149,593)	(199,446)	(58,766)

The differences between income taxes expected at the Bermuda statutory income tax rate of zero percent and the reported income tax expense are summarized as follows:

	For the years ended December 31
	2021	2020	2019
Bermuda statutory income tax rate	0.00%	0.00%	0.00%
Income subject to tax in other jurisdictions	0.41%	3.41%	0.26%
Effective tax rate	0.41%	3.41%	0.26%

14.   Net loss per share and dividends per share

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

	For the years ended December 31
Numerator:	2021	2020	2019
Net loss attributable to common stockholders	$(38,086,701)	(6,046,195)	(22,861,257)
Denominator:
Weighted average number of shares outstanding	33,882,932	33,241,936	33,097,831
Net loss per share, basic and diluted	$(1.12)	(0.18)	(0.69)

For the year ended December 31, 2021, SARs granting the right to acquire 3,704,694 shares (2020: 3,094,003, 2019: 2,544,983) and 546,935 RSUs were outstanding (2020: 318,417, 2019: 322,106). The SARs and RSUs have been excluded from the computation of diluted loss per share as they are anti-dilutive as a result of the net loss for all periods.

The Company declared a common share cash dividend of $0.05 per share for the quarter ended December 31, 2019. The common share cash dividend of $1.7 million was paid on February 28, 2020 to all shareholders of record on February 21, 2020. The Company did not make any payments of common share dividends for any other quarter in the year ended December 31, 2019. The Company did not make any payment of common share dividends for the years ended December 31, 2021 or 2020.

The Company paid $0.8 million and accrued $0.5 million in preferred stock dividends during the year ended December 31, 2021. No preferred stock dividends were accrued or paid during the years ended December 31, 2020 or 2019.

15.   Related party transactions

Anglo Ardmore Ship Management Limited ("AASML")

AASML is a 50% joint venture entity owned in equal share by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML is accounted for under the equity method of accounting. The carrying value of the investment as at December 31, 2021 and 2020 was not significant. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018.

The Company has entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 17 vessels of the Company’s fleet as at December 31, 2021 (2020: 17 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

Total management fees paid to AASML for the year ended December 31, 2021 were $3.0 million (2020: $2.8 million and 2019: $3.0 million), which are included in vessel operating expenses in the consolidated statement of operations. Amounts due from/(to) AASML in respect of management fees were $Nil as at December 31, 2021 (2020: $Nil). Advances to AASML for technical management services as at December 31, 2021 were $2.2 million (2020: $1.9 million) and are included in Advances and deposits in the consolidated balance sheets. Amounts payable to AASML for technical management services as at December 31, 2021 were $1.2 million, with $0.9 million included in Accounts payable and $0.3 million included in Accrued expenses and other liabilities in the consolidated balance sheets.

16.   Share-based compensation

Stock appreciation rights

As at December 31, 2021, the Company had granted 3,710,473 SARs (inclusive of 5,779 forfeited SARs), which included DERs, to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
								Weighted
						Risk-free		Average Fair
	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
12‑Mar‑14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01‑Sept‑14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06‑Mar‑15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15‑Jan‑16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Apr‑18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07‑Mar‑19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes
04‑Mar‑20	549,020	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes
04‑Mar‑21	610,691	$4.28	3 yrs	$4.28	0%	0.66%	55.39%	$1.93	4.5 yrs	Black-Scholes

Changes in the SARs for the year ended December 31, 2021 are set forth below:

		Weighted average
	No. of SARs	exercise price
Balance as at January 1, 2021	3,094,003	$6.80
SARs granted during the year ended December 31, 2021	610,691	$4.28
SARs forfeited during the year ended December 31, 2021	—	—
Balance as at December 31, 2021	3,704,694	$6.40

The total cost related to non-vested awards expected to be recognized through 2024 is set forth below:

Period	TOTAL
2022	828,434
2023	455,100
2024	65,480
1,349,014

Restricted stock units

As at December 31, 2021, the Company had granted 950,184 RSUs, which included DERs, to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47
04-Mar-20	94,105	3 years	$5.25
29-May-20	78,510	1 year	$5.84
04-Mar-21	56,957	1 year	$4.28
04-Mar-21	302,923	3 years	$4.28
07-Jun-21	95,583	1 year	$4.31

Changes in the RSUs for the year ended December 31, 2021 is set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as at January 1, 2021	318,417	$5.19
RSUs granted during the year ended December 31, 2021	455,463	$4.29
RSUs vested during the year ended December 31, 2021	(226,945)	$(5.20)
RSUs forfeited during the year ended December 31, 2021	—	—
Balance as at December 31, 2021 (none of which are vested)	546,935	$4.44

The total cost related to non-vested awards expected to be recognized through 2024 is set forth below:

Period	TOTAL
2022	833,561
2023	459,617
2024	72,028
1,365,206

Dividend equivalent rights

As at December 31, 2021, the Company had granted 1,146,517 DERs to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
	DERs	Service		Fair	Dividend	Risk-free rate	Expected	Valuation
Grant Date	Awarded	Period		Value	Yield	of Return	Volatility	Method
04-Nov-19	1,146,517	2	yrs	$0.49	2.93%	2.06%	30.22%	Monte Carlo

Changes in the DERs for the year ended December 31, 2021 is set forth below:

		Weighted average fair
	No. of DERs	value at grant date
Balance as at January 1, 2021	1,146,517	0.49
DERs granted during the year ended December 31, 2021	—	—
DERs forfeited during the year ended December 31, 2021	—	—
Balance as at December 31, 2021	1,146,517	$0.49

17.   Repurchase of common stock

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

During the years ended December 31, 2021 and 2019, no shares were repurchased.