Form 20-F
period 2022-12-31
Ardmore Shipping Corp
filed 2023-03-24
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36028f

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

As of December 31, 2022, there were 40,626,583 shares of common stock outstanding, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒     No ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

Forward-looking statements in this Annual Report include, among others, such matters as

●	our future operating or financial results;
●	global and regional economic and political conditions;
●	the strength of national economies and currencies;
●	general market conditions;
●	our business and growth strategies and our Energy Transition Plan (“ETP”) and other plans, and related potential benefits and opportunities;
●	fleet expansion and vessel and business acquisitions, vessels and upgrades and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
●	competition in the tanker industry;
●	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
●	business disruptions due to natural disasters or other disasters or events outside of our control;
●	the effect of the Covid-19 pandemic on oil demand, our business and our financial condition and results of operations, including our earnings, cash flows and liquidity;
●	the effect of Russia’s invasion of Ukraine on, among other things, oil demand, our business, our results of operations and financial condition;
●	charter counterparty performance;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	our intended installation and use of carbon capture ready exhaust gas scrubbers on a majority of our vessels, and the expected benefits of scrubbers;
●	our financial condition and liquidity, including estimates of our liquidity needs for 2023 and for the longer term and our ability to obtain financing in the future and the sources of financing to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general liquidity needs and corporate activities;
●	our ability to comply with covenants in financing arrangements;
●	our capital structure and how it supports our spot employment strategy and enhances financial and strategic flexibility to pursue acquisition opportunities;
●	our exposure to inflation;
●	vessel breakdowns and instances of off hire;
●	future dividends;
●	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market;
●	our ability to comply with, and the effects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance
●	growth opportunities for Element 1 Corp. and e1 Marine, LLC (“e1 Marine”), with respect to which we hold equity investments;

●	our status relative to PFIC regulations and our intention to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year; and
●	our expectations of the availability of vessels or businesses to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

●	changes in demand for and the supply of tanker vessel capacity;
●	fluctuations in oil prices;
●	changes in the markets in which we operate;
●	availability of financing and refinancing;
●	changes in general domestic and international political and trade conditions, including tariffs;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	the impact of the Covid-19 pandemic;
●	the outcome and impact of Russia’s invasion of Ukraine;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
●	potential disruption of shipping routes due to accidents, piracy or political events;
●	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
●	the length and number of off-hire periods and dependence on third-party managers;
●	developments at Element 1 Corp. and e1 Marine, and in their industries and competitive positions; and
●	other factors discussed under the “Risk Factors” section of this Annual Report.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results and ability to pay dividends on our shares of common stock, or the trading price of our shares of common stock.

Risk Factor Summary

●	The tanker industry is cyclical and volatile in terms of charter rates and profitability.
●	Weak spot charter markets may adversely affect our results of operations.
●	Public health threats, including Covid-19, could have an adverse effect on our business and results of operation.
●	Declines in oil prices may adversely affect our growth prospects and results of operations.
●	Volatility in the markets in which our vessels trade may result in us having limited liquidity.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Any vessel market value decreases could result in breaches of credit or lease facility covenants or impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.
●	An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
●	The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or to refinance existing financing or otherwise negatively impact our business.
●	Changes in fuel, or bunkers, prices may adversely affect our results of operations.
●	Changes in the oil, oil products and chemical markets could result in decreased demand for our services.
●	Our vessels may suffer damage due to the inherent operational risks of the shipping industry, and we may experience unexpected drydocking costs and delays or total loss of our vessels.
●	We operate our vessels worldwide and, as a result, our vessels are exposed to international risks.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry.
●	If our vessels call on ports subject to U.S. restrictions, the market for our securities could be adversely affected.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Maritime claimants could arrest our vessels, which would have a negative effect on our business.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increased demand for and supply of vessels fitted with exhaust gas scrubbers could reduce demand for the portion of our fleet not equipped with scrubbers.
●	We may not realize the anticipated benefits of our proposed investment in scrubbers.
●	Technological innovation could reduce our charter hire income and the value of our vessels.
●	Failure to protect our information systems against security breaches or system failure could adversely affect our business and results of operations.
●	If labor or other interruptions are not resolved, they could have a material adverse effect on our business.
●	We will be required to make substantial capital expenditures to expand and maintain our fleet, which will depend on our ability to obtain additional financing.
●	We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.
●	If we do not acquire suitable vessels or shipping companies or successfully integrate any acquired vessels or shipping companies, we may not be able to effectively grow.
●	Our ability to grow may be adversely affected by our dividend policy.
●	Delays in vessel deliveries, cancellations of vessel orders or the inability to complete vessel acquisitions could harm our results of operations.
●	Delays in the delivery of and installation of new vessel equipment could result in significant vessel down-time and adversely affect our results of operations.
●	The timing of any drydockings during peak market conditions could adversely affect the level of our profitability.
●	If we purchase and operate second-hand vessels, we will be exposed to increased operating costs and these vessels could adversely affect our ability to obtain profitable charters.

●	An increase in operating, voyage or other expenses due to increased inflation or otherwise may decrease our earnings and cash flows.
●	We may be unsuccessful in competing in the international tanker market.
●	The loss of any key customers could result in a significant loss of revenues and cash flow.
●	Charterers may terminate or default on their charters.
●	Our ability to obtain additional debt financing may depend on the performance of charters and the creditworthiness of our charterers.
●	Debt and other obligations may limit our ability to obtain financing and pursue other opportunities.
●	Servicing our current or future indebtedness and lease obligations limits available funds and if we cannot service our debt, we may lose our vessels.
●	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us.
●	Our credit facilities and lease arrangements contain restrictive covenants.
●	Any interest rate increases would increase our debt service costs on variable-rate debt and lease obligations.
●	Failure to maintain an effective system of internal control over financial reporting could affect our ability to accurately report our results and prevent fraud.
●	We are subject to certain risks with respect to our counterparties on contracts.
●	Our insurance may not be adequate to cover our losses that may result from our operations.
●	We may be required to make additional insurance premium payments.
●	Our investments in Element 1 Corp. and e1 Marine involve a high degree of risk.
●	We are subject to complex laws and regulations which can adversely affect our business.
●	Climate change and greenhouse gas restrictions may adversely affect our operating results.
●	Increasing scrutiny and changing expectations about Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
●	Efforts to comply with regulations regarding ballast water discharge may adversely affect our results of operation and financial condition.
●	If we fail to comply with international safety regulations, we may be subject to increased liability and may result in a denial of access to, or detention in, certain ports.
●	Failure to comply with data privacy laws could harm customer relationships and expose us to claims and fines.
●	Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.
●	Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.
●	Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
●	It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.
●	The amount of our quarterly dividend will vary from period to period, and we may not be able to pay dividends.
●	Anti-takeover provisions in our articles of incorporation and bylaws documents could adversely affect the market price of our common shares.
●	We may be required to redeem our outstanding shares of Series A Preferred Stock or to pay dividends on such shares at an increased rate.
●	U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.
●	We may have to pay tax on U.S. source shipping income, which would reduce our earnings.
●	We may be subject to additional taxes, which could adversely impact our business and financial results.
●	Our business depends upon key members of our senior management team.
●	Future sales of our common shares could cause the market price of our common shares to decline.

●	Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

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

Factors that influence demand for tanker capacity include:

●	supply of and demand for oil, oil products and chemicals;
●	regional availability of refining capacity;
●	global and regional economic and political conditions;
●	the distance oil, oil products and chemicals are to be moved by sea;
●	changes in seaborne and other transportation patterns;
●	environmental and other legal and regulatory developments;
●	weather and natural disasters;
●	competition from alternative sources of energy; and
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

Factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	scrapping rates of older vessels;
●	conversion of tankers to other uses;
●	the price of steel and other raw materials;
●	the number of vessels that are out of service; and
●	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. In addition, from 2015 to 2019 high refined product inventory levels, continued supply of new vessels, and oil price volatility and trading levels contributed to low charter rates in the tanker industry. As of March 15, 2023, all 26 of our vessels, including four chartered-in vessels, were operating in the spot market directly, with none on time charter. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a loss.

The conflict in Ukraine has significantly increased tanker demand and rates by reordering global oil trading patterns, including the rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

Any decrease in spot charter rates in the future or a return of weak spot charter markets may adversely affect our results of operations.

As of March 15, 2023, all 26 of our vessels, including four chartered-in vessels, were operating directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the particular voyage charters.

We may employ in the spot charter market additional vessels that we may acquire or charter-in in the future. When we employ a vessel in the spot charter market, we generally intend to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. If spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness and finance lease obligations. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Public health threats, including Covid-19 or variants, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases, such as Covid-19, outbreaks of which have already occurred in various parts of the world near where we operate, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to the Covid-19 pandemic, many countries, ports and organizations, including those where we conduct a large part of our operations, implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures caused severe trade disruptions. In addition, the pandemic initially resulted and the pandemic or other future public health threats may again result in a significant decline in global demand for refined oil products. As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport has and could continue to adversely affect demand for our vessels and services. The extent to which the Covid-19 pandemic or any other public health threat may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted, including, among others, the impact of the end of China’s Zero-Covid policy and of the development of variants of the Covid virus, and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact.

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

As of December 31, 2022 we had $220.6 million in liquidity available, with cash and cash equivalents of $50.6 million and amounts available and undrawn under our revolving credit facilities of $170.0 million. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, lease payments, dividends on our shares of preferred stock, dividends on our shares of common stock, scheduled repayments of long-term debt and finance lease obligations, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities. Our existing long-term debt facilities and certain of our finance leases require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt. The required minimum cash balance as of December 31, 2022, was $18.75 million. Should we not meet this financial covenant or other covenants in our debt facilities, whether due to market volatility that reduces our liquidity or other factors, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing arrangements could also result in foreclosure on any of our vessels and other assets securing the related loans or a loss of our rights as a lessee under our finance leases.

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

An oversupply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. The global newbuilding orderbook for product tankers equaled approximately 4.3% of the global product tanker fleet as of March 15, 2023. If the supply of product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

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

Global financial markets and economic conditions have been, and continue to be, volatile. Several economists anticipate a potential slowing of the global economy due in part to inflationary pressures and higher interest rates, and with many nations, including the U.S., expected to enter an economic recession during 2023. In the last economic downturn, operating businesses in the global economy faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There was a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it was negatively affected by this decline.

In addition, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of borrowing funds during the last economic downturn increased as many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt on similar terms and, in some cases, ceased to provide funding to borrowers. Due to these factors, additional financing may not be available if needed by us on acceptable terms or at all. If additional financing is not available when needed or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in fuel, or bunkers, prices may adversely affect our results of operations.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. The cost of bunker prices increased from early 2022 onwards and continues to impact the business.

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

Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, oil products and chemicals, including competition from alternative energy sources. Past slowdowns of world economies, including the U.S., have resulted in reduced consumption of oil and oil products and decreased demand for our vessels and services, which reduced vessel earnings. Several economists anticipate a potential slowing of the global economy due in part to inflationary pressures and rising interest rates, and with many nations, including the U.S., expected to enter an economic recession during 2023. Additional slowdowns could have similar effects on our results of operations and may limit our ability to expand our fleet.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cyber-attack, latent defects, “acts of God”, climate change and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to customer relationships, market disruptions, delays or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemical products. An oil or chemical spill may cause significant environmental damage and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other causes, due to the high flammability and high volume of the oil or chemicals transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs if our insurance does not cover them in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business, results of operations and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while such vessels wait for space or travel or are towed to more distant drydocking facilities may be significant. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations and financial condition.

We operate our vessels worldwide and, as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts.

These sorts of events, as well as the emergence of epidemics or pandemics, such as the on-going Covid-19 outbreak, could interfere with shipping routes and result in market disruptions, which may reduce our revenue and increase our expenses. Our worldwide operations also expose us to the risk that an increase in restrictions on global trade will harm our business. The rise of populist or nationalist political parties and leaders in the United States, Europe and elsewhere may lead to increased trade barriers, trade protectionism and restrictions on trade. The adoption of trade barriers and imposition of tariffs by governments may reduce global shipping demand and reduce our revenue.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Sea piracy incidents continue to occur, particularly in the South China Sea, the Strait of Malacca, the Indian Ocean, the Arabian Sea, off the coast of West Africa, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, with tankers particularly vulnerable to such attacks. If piracy attacks result in the characterization of regions in which our vessels are deployed as “war risk” zones or Joint War Committee “war and strikes” listed areas by insurers, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and demand for our services, our business, results of operations and financial condition may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Russia’s invasion of Ukraine, continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets and may adversely affect demand for our services. In addition, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Uncertainty in global financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the West of Africa, South China Sea, South-East Asia, the Gulf of Guinea and the Gulf of Aden, including off the coast of Somalia. There also has been an increase in risks associated with the Straits of Hormuz due to Iranian activity. Any of these occurrences could have a material adverse impact on our business, results of operations and financial condition.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have imposed sanctions against Russia.

The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate. Any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, such as restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand which, could have a material adverse impact on our business, results of operations and financial condition.

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

A number of third-party vessel owners have installed exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce the amount of sulfur in fuel globally. Increased demand for and supply of vessels fitted with exhaust gas scrubbers could reduce demand for the portion of our fleet not equipped with scrubbers and expose us to lower vessel utilization and decreased charter rates.

As of March 15, 2023, owners of approximately 17.5% of the worldwide fleet of tankers with capacity over 10,000 dwt had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements--generally larger ships--are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels without scrubbers installed may be reduced and our ability to re-charter such vessels at competitive rates may be impaired, which may have a material adverse effect on our business, operating results and financial condition.

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

We rely on our information systems to conduct our business, and failure to protect these systems against viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches.

We may be required to spend significant capital and other resources to further protect us and our information systems against threats of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. Security breaches and viruses could also expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing clients to lose confidence in our information systems and could adversely affect our reputation, cause losses to us or our customers, damage our brand, and increase our costs.

In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition.

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

In addition, we will incur significant maintenance and capital costs for our current fleet and any additional vessels we acquire. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel is between $1.0 million and $1.4 million, depending on the size and condition of the vessel and the location of drydocking relative to the location of the vessel.

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

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

As of March 15, 2023, none of our vessels were employed under fixed-rate time-charter agreements. To the extent we enter into medium or long-term time charters in the future, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

One of our principal strategies is to continue expanding our operations and our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

●	identify suitable assets and/or businesses for acquisitions at attractive prices;
●	identify suitable businesses for joint ventures;

●	integrate any acquired assets or businesses successfully with our existing operations;
●	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;
●	identify and successfully enter new markets;
●	improve or expand our operating, financial and accounting systems and controls; and
●	obtain required financing for our existing and new assets, businesses and operations.

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

Our ability to grow may be adversely affected by our dividend policy.

Our dividend policy is to pay a variable quarterly dividend equal to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, write-off of deferred finance fees, and solely for the purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items). Accordingly, our growth may not be as fast as businesses that reinvest their cash to expand ongoing operations. We believe that we will generally finance any maintenance and expansion capital expenditures from cash balances or external financing sources (including borrowings under credit facilities and potential debt or equity issuances). To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may impair our ability to meet our financial needs or to grow.

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

The delivery of vessels we may purchase or sell could be delayed because of, among other things, as applicable:

●	work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;
●	quality or other engineering problems;
●	changes in governmental regulations or maritime self-regulatory organization standards;
●	lack of raw materials;
●	bankruptcy or other financial crisis of the shipyard building the vessels or of the vessel buyer or seller;
●	our inability to obtain requisite financing or make timely payments;
●	a backlog of orders at the shipyard building the vessels;
●	hostilities or political or economic disturbances in or affecting the countries where the vessels are being built, or the imposition of sanctions on such countries or applicable parties;
●	weather interference or catastrophic event, such as a major earthquake or fire;
●	our requests for changes to the original vessel specifications;
●	shortages or delays in the receipt of necessary construction materials, such as steel;
●	our inability to obtain requisite permits or approvals; or
●	a dispute with the shipyard building the vessels.

Delays in the delivery of and installation of new vessel equipment could result in significant vessel down-time and have adverse impacts on our results of operations.

In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depends on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to co-ordinate delivery and installation in line with vessel drydockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of drydock days and adversely impact our results of operation.

We may not realize all of the anticipated benefits of our proposed investment in scrubbers.

We may elect to retrofit a substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. Our initial plan is to install scrubbers on six vessels during 2023, and we are considering whether to install scrubbers on additional vessels during 2024 and 2025. The scrubbers are intended to enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. The total estimated investment for these systems, including estimated installation costs, is expected to be approximately $2.0 million per vessel. There is a risk that some or all of the expected benefits of our investment in scrubbers may fail to materialize. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including, among others, the pricing differential between high and low sulfur fuel oil, the availability of low sulfur fuel oil in the ports in which we operate and the impact of changes in the laws and regulations regulating the discharge and disposal of wash water. Failure to realize the anticipated benefits of our investment in scrubbers could have a material adverse impact on our business, results of operations and financial condition.

The timing of drydockings during peak market conditions could adversely affect the level of our profitability.

We periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. Depending on the type of drydocking required, a vessel will incur a number of days of downtime where it will not be in service. During times of favorable market conditions, any increase in the number of required drydockings in a given timeframe and the lost revenue days arising from this downtime could result in a material loss of earnings.

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

An increase in operating, voyage or other expenses due to increased inflation or otherwise may decrease our earnings and cash flows.

As of March 15, 2023, none of our vessels were employed under fixed rate time charter agreements. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all costs associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

Our vessel operating expenses, which includes the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, and our voyage expenses, which include, among other things, the costs of bunkers port and canal costs, depend on a variety of factors, many of which are beyond our control such as competition for crew and inflation. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings and cash flow will decrease.

We may be unsuccessful in competing in the highly competitive international tanker market, which would adversely affect our results of operations and financial condition and our ability to expand our business.

The operation of tankers and the transportation of petroleum and chemical products is extremely competitive, and our industry is capital intensive and highly fragmented. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of which have substantially greater resources than we do. Competition for the transportation of oil products and chemicals can be intense and depends on price, location, vessel size, age, condition and the acceptability of the tanker and its operators to the charterers. We may be unable to compete effectively with other tanker owners, including major oil companies and independent tanker companies.

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

We have derived, and we may continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. For example, two charterers accounted for 10% or more of our consolidated revenue for the year ended December 31, 2022. One of the two charterers also accounted for 10% or more of our consolidated revenue for the years ended December 31, 2021 and December 31, 2020. No other customer accounted for 10% or more of our consolidated revenue during any of these periods. The identity of customers which may account for 10% or more of our revenue may vary from time to time.

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

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or the availability of financing at a higher than anticipated cost may materially affect our results of operations and our ability to implement our business strategy.

Our debt levels and lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2022, we had $176.9 million in aggregate principal amount of outstanding indebtedness and finance lease obligations; however, this amount is substantially lower than the amount of such indebtedness and obligations in prior years. In addition, in the future we may enter into new debt arrangements, issue debt securities or incur additional finance lease obligations or assume debt as part of acquisitions. Our level of debt and lease obligations could have important consequences to us, including the following:

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

As of December 31, 2022, we had $176.9 million in aggregate principal amount of outstanding indebtedness and finance lease obligations that bear interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future. Increases in prevailing interest rates would increase the amounts that we would have to pay to our lenders and financing lessors, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. Interest rates have increased substantially since early 2021, with central banks implementing several rate increases during 2022 and contemplating further increases in 2023.

We have hedged a portion of the interest rate risk of our variable-rate debt and finance leasing obligations through interest rate swaps, which expire in the second quarter of 2023. Our financial condition could be materially adversely affected at any time of increasing interest rates during which we have not entered into such fixed interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our variable-rate debt facilities, financing leases and any other financing arrangements we may enter into in the future. Likewise, our financial condition could be adversely affected at any time of decreasing interest rates during which we have entered into such fixed interest rate hedging arrangements.  We cannot provide assurances that any hedging activities that we enter into will mitigate our interest rate risk from variable-rate obligations, if at all.

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

We have entered into spot and time charter contracts, commercial pool agreements, ship management agreements, credit facilities and finance lease arrangements and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of our industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition and results of operations.

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

We receive insurance coverage for tort liability, including pollution-related liability, from protection and indemnity associations. We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations. In recent years, the shipping industry has been experiencing significant increases in premiums for coverage by protection and indemnity associations.

In addition, our protection and indemnity associations may not have enough resources to cover claims made against them and be required to make calls of their members. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

Our investments in Element 1 Corp. and e1 Marine involve a high degree of risk, including potential loss of our investments.

As part of our Energy Transition Plan, in June 2021 we (a) purchased a 10% equity stake in private company Element 1 Corp., a developer of hydrogen generation systems used to power fuel cells and (b) established a joint venture, e1 Marine LLC, with Element 1 Corp. and an affiliate of Maritime Partners LLC that seeks to deliver Element 1 Corp’s hydrogen delivery system for applications in the marine sector. Element 1 Corp operates in a highly dynamic and competitive market, and there is no assurance that: it will be able to compete successfully, that demand will grow for its technology, including for in the marine sector, or it will obtain adequate funding to expand its operations or business.  These are among the factors that subject our investments of time and resources in Element 1 Corp and e1 Marine to risk and may result in a loss to us of such investments.

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

A failure to comply with applicable laws and regulations may, among other things, result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. Environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under the U.S. Oil Pollution Act of 1990, for example, owners, operators and bareboat charterers are jointly, severally and strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential spills of oil (including marine fuel) and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition.

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

Companies across nearly all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Diminished access to capital could hinder our growth. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and share price may be adversely affected.

We may face increasing pressures from investors, lenders and other market participants to the extent they are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required or determine that it is appropriate to implement more stringent ESG procedures or standards so that existing and future investors remain invested in us and make further investments in us, especially given our business of transporting refined petroleum products. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements, including ESG-related rules anticipated to be announced by the SEC during 2023. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In addition, the U.S. Securities and Exchange Commission (the “SEC”) has increased its focus on climate-related and other ESG-related disclosures by public companies, including by: forming a Climate and ESG Task Force in 2021; commencing several ESG disclosure-related enforcement actions; and proposing new rules that would require extensive additional ESG-related disclosure by public companies, including us, which rules are expected to be finalized in 2023.

Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.

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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict. For example, the EU’s General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights took effect in May 2018 and the People’s Republic of China adopted the Personal Information Protection Law (“PIPL”), containing similar provisions, which took effect in November 2021.  These laws include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area, insofar as they may apply to our business operations, could result in legal liability or impairment to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.

We manage our cash through various financial institutions. Substantially all of our cash and cash equivalents are currently held in ABN and Nordea, and in short-term money market funds managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. A collapse or bankruptcy of one of the financial institutions in which or through which we hold or invest our cash reserves--or rumors or the appearance of any such potential collapse or bankruptcy--might prevent us from accessing all or a portion of our cash and cash equivalents for an uncertain period of time, if at all. As demonstrated recently by Silicon Valley Bank, the collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash and cash equivalents could adversely affect our liquidity, results of operations and ability to meet our obligations.

Our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and certain of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition, or operating results.

On February 14, 2023, the Economic and Financial Affairs (ECOFIN) Council (the “Council”) adopted conclusions on the EU list of non-cooperative jurisdictions (Annex I) and the state of play with respect to commitments taken by cooperative jurisdictions to implement tax good governance principles (Annex II).

In connection with the foregoing, the Council added the Marshall Islands to the list of non-cooperative jurisdictions (Annex I). At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. Although we have been advised by the Marshall Islands that it is committed to full cooperation with the EU and expects to be removed from the list of non-cooperative jurisdictions (Annex I) in October 2023, subject to review by the Council, there is no assurance that such a reclassification will occur.

If the Marshall Islands is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

EU member states have agreed upon a set of measures, which they can choose to apply against non-cooperative jurisdictions (Annex I), including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.

RISKS RELATED TO AN INVESTMENT IN OUR SECURITIES

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). Many of the provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions.

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

We are a Marshall Islands corporation and all of our executive offices are located outside of the United States. Most of our directors and officers reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, our shareholders may have difficulty serving legal process upon us or any of these persons within the United States. Our shareholders may also have difficulty enforcing, both in and outside the United States, judgments they may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. In addition, there is substantial doubt that the courts of the Republic of the Marshall Islands or of non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

We changed our dividend policy relating to our common shares as part of our capital allocation policy. The amount of quarterly dividends will vary from period to period, and we may be unable to pay dividends on our common shares.

In November 2022, we announced our new dividend policy, under which we expect to pay a variable quarterly cash dividend on shares of our common stock equal to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, write-off of deferred finance fees, and solely for purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items).

There is no guarantee that we will pay any dividends to our shareholders. The declaration of any dividends is subject at all times to the discretion of our board of directors. In addition, our board of directors may change or terminate our dividend policy at any time.

The amount of any dividends we may pay in the future will depend upon, among other things, the amount of our adjusted earnings, the amount of our available cash and priorities for capital determined by the board of directors.

The amount of our adjusted earnings may fluctuate significantly from quarter to quarter, and/or the amount of cash we have available for dividends will depend upon, among other things:

●	our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
●	the cyclicality of the spot market;
●	the rates we obtain from our spot charters and time charters;
●	the prices and levels of productions of, and demand for refined petroleum products and chemicals;
●	the levels of our operating costs and any tax expenses;
●	the number of off-hire days for our fleet and the timing of, and number of days required for drydocking of our vessels;
●	gains or losses on vessel sales or relating to derivatives, and the levels of our depreciation and amortization expenses;
●	dividend restrictions in our credit and finance lease facilities, and in any future financing arrangements;
●	provisions of our articles of incorporation that prohibit the payment of cash dividends on our common stock unless all accrued and unpaid dividends have been paid on the Series A Preferred Stock;
●	prevailing global and regional economic and political conditions;
●	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business;
●	our fleet expansion strategy and associated uses of our cash and our financing requirements;
●	the amount of any cash reserves established by our board of directors; and
●	restrictions under Marshall Islands law.

Our ability to make distributions to our shareholders will also depend upon the performance of our ship-owning subsidiaries, which are our principal cash-generating assets, and their ability to distribute funds to us.

The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing or future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

In addition, the per share amount of any dividend will also be affected by the number of outstanding shares of our common stock used in calculation of the dividends, which may fluctuate substantially from period to period.

Anti-takeover provisions in our articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

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

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and our shareholders’ ability to realize any potential change of control premium.

We may be required to redeem our outstanding shares of Series A Preferred Stock or to pay dividends on such shares at an increased rate.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of us or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events specified in the statement of designation relating to the Series A Preferred Stock. The applicable redemption price would range between (a) 103% of the then applicable liquidation preference per share plus any accumulated and unpaid dividends through the redemption date and (b) 100% of the then applicable liquidated preference per share plus any accumulated and unpaid dividends through the redemption date, depending upon when the redemption occurred. If we were to fail to redeem all the Series A Preferred Stock elected to be redeemed following a change of control, the dividend rate payable on unredeemed shares would automatically increase to 15.0% per annum. The occurrence of other events specified in the statement of designation for the Series A Preferred Stock may also result in increases in the dividend rate of the preferred shares, up to a maximum of 15.0% per annum. As of December 31, 2022, there were 40,000 shares of Series A Preferred Stock outstanding, with an aggregate liquidation preference of $40.0 million, excluding any accrued and unpaid dividends.

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

We expect to take the position that we qualify for this statutory exemption for U.S. federal income tax return reporting purposes for our 2022 taxable year and we intend to so qualify for future taxable years.

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

Our future success depends to a significant extent upon certain members of our senior management team. Our management team includes members who have substantial experience in the product tanker and chemical shipping industries, some of which have worked with us since Ardmore’s inception. Our management team is crucial to the execution of our business strategies and to the growth and development of our business. If members of our management team were no longer affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

The issuance by us of additional securities of equal or senior rank to our common stock may have the following effects:

●	our existing shareholders’ proportionate ownership interest in us may decrease;

●	the amount of cash available, if any, for dividends or interest payments may decrease or the amount of per share dividends under our new dividend policy may decrease;
●	the relative voting strength of previously outstanding securities may be diminished; and
●	the market price of our securities may decline.

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

Item 4. Information on the Company

A. History and Development of the Company

Ardmore Shipping provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As of March 15, 2023, our fleet consists of 22 owned vessels and four chartered-in vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering of our common stock.

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

The SEC’s website at www.sec.gov contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.ardmoreshipping.com. The information contained on our website is not part of this Annual Report.

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

In terms of our industry, commodity markets remain subject to heightened levels of uncertainty in connection with Russia’s invasion of Ukraine, which could give rise to regional or broader instability and has resulted in significant economic sanctions by the U.S., European nations and other countries which, in turn, could increase uncertainty with respect to global financial markets and production from OPEC and other oil producing nations. This could affect the demand for our services.

However, we expect continued demand from such ongoing trends as refined product draws and disruption and trading activity creating longer voyages getting refined products to markets, where needed. We expect continued product tanker demand growth in the year ahead, with global economic growth and refinery activity away from points of consumption offsetting the initial impact of energy transition.

We believe that we are well positioned to benefit from a strong charter market, with our modern, fuel-efficient fleet, access to capital for growth, a diverse and high-quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment and a relative cost advantage in assets, operations and corporate overhead.

Please see Item 5 “Operating and Financial Review and Prospects – Recent Developments” for a description of certain of our recent transactions and developments.

Fleet List

As of March 15, 2023, our current fleet consists of 22 owned vessels, including 21 Eco-design and 1 Eco-mod vessel and five chartered-in vessels, all of which are in operation. The average age of our owned vessels at March 15, 2023, was 8.8 years.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	SG	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	22	973,181

Business Strategy

Our primary objective is to solidify our position as a market leader in modern, fuel-efficient, mid-size product and chemical tankers by engaging in well-timed growth and utilizing our operational expertise and quality-focused approach to provide value-added services to our customers. Key elements of our business strategy include:

●	Disciplined capital allocation and well-timed growth. We have a diligent and patient approach to capital allocation and expanding our fleet and we are selective as to the quality of vessels we seek to acquire. We believe that our commitment and selectivity in growing our fleet has been instrumental in building our reputation for quality and service excellence. We also believe that financial flexibility and well-timed quality fleet growth is key to delivering superior returns.

●	Focus on modern high-quality, mid-size product and chemical tankers. We maintain a modern fleet, with all vessels built in high-quality yards in South Korea or Japan. The average sizes of our product and chemical tankers are substantially similar to the median sizes of the global fleets for product tankers and chemical tankers. We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets.

As a result of the overlap between the product and chemical sectors, we believe that our fleet composition enables us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification.

●	Optimizing fuel efficiency. The shipping industry is experiencing a steady increase in fuel efficiency, and we intend to remain at the forefront of this development. Our Eco-design vessels incorporate many of the latest technological improvements, such as electronically controlled engines, more efficient hull forms matched with energy efficient propellers, and decreased water resistance. Our Eco-mod vessels have improved propulsion efficiency and decreased water resistance. In addition, we achieve further improvements through engine diagnostics and operational performance monitoring.

●	Commercial independence, flexibility and customer service. Through our in-house chartering and commercial team and our ship management joint venture arrangement, we have an integrated operating platform resulting in leading commercial and operational performance. We maintain a broad range of existing and potential spot customers, and potential time-charter customers, to maximize commercial flexibility and customer diversification. Maintaining outstanding customer service is a cornerstone of our business and we seek customers that value our active approach to fuel efficiency and service delivery.

●	Low cost structure. We have established a solid foundation for growth while cost-effectively managing our operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can deliver high quality service and achieve efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

In addition, we view our ETP as being consistent with, and as an extension of, our business strategy; it builds on our core strengths, and we intend to play a leading role in moving toward true sustainability as a tanker company.  The basic framework of our ETP is as follows:

●	We are in the business of liquid bulk transportation, and over time we anticipate that our activity will migrate more toward non-fossil fuel cargoes for which demand is expected to grow along with the global economy. During the year ended December 31, 2022, 28% of our business included the transportation of non-fossil fuel cargo.

●	In keeping with our “eco mod” philosophy, we believe there is significant opportunity in our industry for continued improvement in fuel efficiency, as well as early adoption of transition and zero carbon fuels, and that we can play a role in assisting others through partnerships.

●	We believe that many of our customers have similar incentives to decarbonize their supply chains and will approach this through close collaboration with shipping companies possessing the mindset and expertise to assist them in achieving their aims.

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

As of December 31, 2022, we employed 56 full-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, and Thome Ship Management, our third-party technical manager, approximately 935 seafarers serve our fleet, including 471 officers and cadets and 464 crew.

Commercial management is provided directly by our in-house chartering and commercial team.

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

The world tanker fleet is generally divided into four main categories of vessels based on the main type of cargo carried. These categories are crude oil, refined petroleum products (both clean and dirty products) – hereinafter referred to as products – chemicals (including vegetable oils and fats) and specialist products such as bitumen. There is some overlap between the main tanker types and the cargoes carried, which is explained in the table below.

Principal Tanker Types and Main Cargoes Carried

Vessel Type	Ship Size - Dwt	Tank Type	IMO Status	Principal Cargo	Other Cargoes
ULCC/VLCC	200,000+	Uncoated	Non IMO	Crude Oil
Suezmax	125,000 - 199,999	Uncoated	Non IMO	Crude Oil
Aframax	85,000 - 124,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty
Panamax	55,000 - 84,999	Uncoated	Non IMO	Crude Oil	Refined Products - Dirty

Large Range 3 (LR3)	125,000-199,999	Coated	Non IMO	Refined Products	Crude
Large Range 2 (LR2)	85,000 - 124,999	Coated	Non IMO	Refined Products	Crude
Large Range 1 (LR1)	55,000 - 84,999	Coated	Non IMO	Refined Products	Crude

Medium Range (MR)	25,000 - 54,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils
	25,000 - 54,999	Coated	IMO 3	Refined Products	Chemicals/Veg Oils
	25,000 - 54,999	Coated	Non IMO	Refined Products
	25,000 - 54,999	Uncoated	Non IMO	Refined Products

Small Range (SR)	10,000 - 24,999	Coated	Non IMO	Refined Products
	10,000 - 24,999	Coated	IMO 2	Refined Products	Chemicals/Veg Oils

Stainless Steel Tankers	10,000 +	Stainless	IMO 2	Chemicals/Veg Oils	Refined Products
Specialist Tankers	10,000+	Uncoated/Coated	Non IMO	Various e.g. Bitumen

Source: Drewry

In the product and chemical sectors, there are a number of vessels that can carry products as well as some chemicals, representing a ‘swing’ element in supply in both of these markets. However, in practice, many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products, and chemicals fell 9.1% to 3,105 million tons in 2020. Crude oil trade declined 9.4% and oil products trade declined 10.1% during the same period. However, world seaborne tanker trade grew slightly to 3,120 million tons in 2021 mainly due to a sharp recovery in global oil demand. Global oil demand increased 5.6 mbpd in 2021 fueled by robust economic growth, rising vaccination rates, and higher mobility levels. Several countries authorized emergency use of various COVID-19 vaccines and a widespread availability of these vaccines has played a key role in containing the pandemic, supporting seaborne trade and tanker demand. Global economic recovery coupled with the energy crisis, which started in October 2021, provided a further boost to oil demand in 2022. Global oil demand grew by 2.3 mbpd in 2022.

The Russia-Ukraine conflict, which started in February 2022, has led to a change in trade patterns for both crude oil and products with trades shifting from Russia-Europe to Asia-Europe, Middle East-Europe, U.S. Gulf-Europe. This has led to increased tonne-mile demand. The tanker market has also benefited from recovery in demand as economies started emerging from the impact of COVID-19. Overall, world seaborne tanker trade volumes grew 2.6% in 2022. The seaborne trade of chemicals/vegetable oils declined in 2022 because of the weakness in organics and vegetable oil markets. While the demand for organics declined due to prolonged lockdowns which lowered demand and hence imports in China, the vegetable oil market suffered from the war between the top producers of sunflower oil coupled with production losses of soybean oil in Argentina.

Between 2017 and 2022, seaborne trade fell at an annual rate of 1.9% for crude oil and 0.5% for oil products, whereas it grew at an annual rate of 1.7% for chemicals. From 2012 to 2022, chemicals were the fastest growing sector in international tanker shipping followed by refined products. Seaborne trade increased in 2022 mainly driven by a change in trade patterns following the geopolitical crisis and recovery in global economy. The full impact of the change in trade patterns may be felt in 2023 with further increases in volumes forecasted across crude oil, oil products, and chemicals. Higher Chinese oil demand and refinery runs, and growing naphtha and jet fuel trade should lead to increased seaborne trade in 2023. However, weakening global economic outlook and uncertainty over the recovery in China’s economy still pose risks to tonnage demand growth.

World Seaborne Tanker Trade Volumes

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2012	1,988	2.4%	859	-0.2%	240	5.3%	3,087	1.9%	3.5%
2013	1,920	-3.4%	904	5.3%	252	5.1%	3,077	-0.3%	3.5%
2014	1,904	-0.9%	914	1.1%	252	-0.1%	3,070	-0.2%	3.6%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	283	5.8%	3,447	3.6%	3.8%
2018	2,116	-0.2%	1,055	1.1%	293	3.4%	3,463	0.5%	3.6%
2019	2,080	-1.7%	1,036	-1.8%	300	2.4%	3,415	-1.4%	2.8%
2020	1,885	-9.4%	931	-10.1%	289	-3.6%	3,105	-9.1%	-3.1%
2021	1,858	-1.4%	999	7.3%	311	7.5%	3,168	2.0%	5.9%
2022*	1,927	3.7%	1,015	1.6%	308	-1.0%	3,249	2.6%	3.4%
2023F	1,970	2.2%	1,045	3.0%	311	1.1%	3,326	2.4%	2.9%

* Provisional estimates

Note: Provisional number. Historical trade numbers have been revised based on changes in the number of reported countries, change in trade estimates for some of the reported countries, etc.

Source: Drewry, IMF

The Product Tanker Industry

While crude tankers transport crude oil from points of production to points of consumption (typically oil refineries in consuming countries), product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene, and naphtha (often referred to as ‘clean products’). Tankers with no IMO certification, but with coated cargo tanks are designed to carry products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable of carrying both products and chemicals/vegetable oils and fats. Given the facts mentioned above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic meters (“cbm”) is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cbm is normally categorized as a chemical tanker.

In essence, products can be carried in coated non-IMO tankers and IMO-rated coated tankers. By this definition, the product capable tanker fleet consists of nearly 45% of the total tanker fleet (above 10,000 dwt) in number terms.

The demand for product tankers is determined by world oil demand and trade, which is influenced by various factors, including economic activity, geographic changes in oil production, consumption and refinery capacity, oil prices, the availability of transport alternatives (such as pipelines), and sanctions and inventory policies of nations and oil trading companies. Tanker demand is a product of: (i) the volume of cargo transported in tankers, multiplied by (ii) the distance that cargo is transported.

Growth in oil demand and the changing location of oil supply have altered the structure of the tanker market in recent years. Between 2003 and 2008, more than half of new crude oil production was located in the Middle East and Africa. These two regions still produce around one third of global supply. However, in recent years, the U.S. and Canadian crude oil production have increased as a result of the development of shale oil deposits in the U.S. and oil sands in Canada. This has reduced the demand for U.S. seaborne crude imports but is resulting in greater oil product volumes becoming available for export from the U.S. Gulf as refiners have access to ample supplies of competitively priced feedstock.

New technologies, such as horizontal drilling and hydraulic fracturing, triggered a shale oil revolution in the U.S., and in 2013, for the first time in the past two decades, the U.S. produced more oil than it imported. In view of the rising surplus in oil production, the U.S. Congress lifted a 40-year-old ban on crude oil exports in 2015, which was put in place after the Arab oil embargo in 1973, thereby allowing U.S. oil producers access to international markets.

The first shipments of U.S. crude were sent to Europe immediately after the lifting of the ban, and since then, exports to other destinations have followed. The U.S. exported nearly 0.5 mbpd of crude oil in 2015 and 2016. However, 2017 marked a very important development for U.S. crude producers as the country exported crude to every major importer, including China, India, South Korea, and several European countries. Consequently, U.S. crude oil exports averaged 1.2 mbpd and 2.1 mbpd in 2017 and 2018 respectively, with increasing production encouraging greater loadings in the Gulf of Mexico. U.S. crude exports averaged 3.0 mbpd in 2019, inching up further in the first quarter of 2020 to 3.5 mbpd. However, the outbreak of COVID-19 and the steep decline in crude oil prices in 2020 adversely affected oil production, reducing exports from March 2020 with the country exporting 2.7 mbpd in November 2020. U.S. crude exports continued to decline in 2021 due to lower crude oil production. U.S. crude oil exports increased by about 21% in 2022 on account of higher demand of U.S. crude oil following sanctions on Russia’s exports of crude oil and the U.S.’s massive release of oil from emergency reserves.

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

Although exports of products collapsed in April-May 2020 due to lockdown restrictions, they recovered quickly in the following few months. U.S. product exports grew 12.5% on average to 3.8 mbpd in 2021 with recovery in oil demand. U.S. product exports continued to increase in 2023 on account of lower inventories, higher demand, and disruption in trade flows following the commencement of the Russia-Ukraine conflict in February 2022.

U.S. Crude Oil Production and U.S. Product Exports

*Source: JODI

Much of the increase in U.S. exports has helped fulfil the growing demand in South America and Africa for oil products, while other U.S. exports have been moving Transatlantic into Europe, where local refinery shutdowns have supported the rise in the import of products.

In terms of tonne-mile demand, a notable development in the patterns of world refining over the last five years has been the shift towards crude-oil-producing regions developing their own refinery capacity in addition to capacity expansion in China and India. At the same time, poor refinery margins have led to the closure of refineries in the developed world, most notably in Europe, Australia, Japan, and the U.S. In this context, it is already apparent that the closure of refining capacity in the developed world is prompting long-haul imports to cater to product demand on routes such as west coast of India to Europe and the U.S. eastern seaboard. Refinery shutdowns close to consuming regions elsewhere in the world will also support the demand for product imports. For example, in Australia, the trade from Singapore has become increasingly important to compensate for the conversion of local refineries into storage depots. This is part of a general increase in the intra-Asian trade, which is already boosting the demand for product tankers.

Between 2010 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania moved up 6.5% and 1.5% to 19.1 mbpd and 6.8 mbpd respectively, whereas refining throughput in OECD Europe declined 0.5% to 12.2 mbpd. Cumulatively, this resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.6% of global refinery throughput. However, in 2020 refinery throughput of all OCED regions declined in double digits with the OECD refinery throughput falling 13.4% to 33.1 mbpd and accounting for 44.5% of the global refinery throughput. The demand destruction due to the pandemic led to a decline in refining activity in almost every region except China. After a record drop in 2020 global refinery runs gathered steam in 2021 with improvement in oil demand, but high prices led to drawdowns in inventory of refined products, limiting the gains in refinery runs to some extent. In 2022, refinery throughput continued to increase globally, mainly driven by higher demand.

Refinery Throughput(1) 2012-2022

(‘000 Barrels Per Day)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022*
OECD Americas	18,190	18,492	18,934	18,850	18,960	19,290	19,400	19,100	16,500	17,800	18,700
OECD Europe	11,942	11,304	11,232	11,900	11,920	12,300	12,100	12,200	10,700	11,000	11,500
OECD Asia Oceania	6,609	6,720	6,652	6,700	6,890	7,200	7,000	6,800	5,800	5,800	6,100
FSU	6,683	6,831	7,069	6,850	6,880	6,880	7,000	6,800	6,400	6,700	6,400
Non-OECD Europe	587	559	557	500	500	570	600	600	400	400	500
China	9,749	10,427	10,864	10,400	10,790	11,830	12,000	13,000	13,400	14,400	13,700
Other Asia	8,792	8,588	8,541	10,000	10,380	10,440	10,600	10,300	9,300	9,600	10,300
Latin America	4,470	4,589	4,545	4,550	4,200	3,830	3,500	3,200	3,000	3,200	3,400
Middle East	6,257	6,202	6,501	6,450	6,810	7,520	8,000	7,700	6,800	7,600	8,100
Africa	2,202	2,182	2,255	2,250	2,090	1,920	2,100	2,000	2,000	1,900	1,800
Total	75,482	75,894	77,150	78,450	79,420	81,780	82,300	81,700	74,300	78,400	80,500
(1)The difference between oil consumption and refinery throughput is accounted for by condensates, output gains, direct burning of crude oil and other non-gas liquids.

*Provisional estimates

Source: IEA

In the last few years, Asia and the Middle East have steadily increased their export-oriented refinery capacity. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted greater long-haul shipments to cater to product demand.

Nearly 0.76 mbpd of new refining capacity in the Middle East, 0.42 mbpd in Asia and 0.10 mbpd in China are scheduled to come online in 2023 with nearly 0.12 mbpd of existing refinery capacity in OECD Asia Oceania expected to be phased out during the same year. As a result of these developments, countries such as India and Saudi Arabia have consolidated their positions as major exporters of products. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East. From 2023 to 2027, the anticipated additions to refinery capacity on a regional basis (illustrated in the chart below) is 3.7 mbpd, or 4.1% of the global refinery capacity at the end of 2021.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

(1)Assumes all announced plans go ahead as scheduled

Source: IEA

In developed economies, refinery capacity is on the decline – a trend that is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil-producing centers where the new capacities coming on stream are primarily for exports. These new refineries are more competitive as they can process sour crude oil and are technically more advanced as well as more environmentally friendly compared with existing refineries in Europe, and other developed economies. By contrast, Chinese and Indian refinery capacities have grown at faster rates than any other global region in the last decade on the back of strong domestic oil consumption and the construction of export-oriented refineries. From 2012 to 2022, Chinese refining capacity increased 41.3%, while the growth for India was 24.7% (see chart below).

China and India – Refining Capacity(1)

(‘000 Barrels Per Day)

(1)	Capacity for 2023 to 2027 assumes all announced plans go ahead as scheduled

Source: BP, IEA

As a result of the growth in trade and changes in the location of refinery capacity, demand for product tankers expressed in tonne-miles grew at a CAGR of 2.8% between 2010 and 2019. However, tonne-mile demand declined by 8.9% in 2020 on account of restrictions imposed by several major economies to contain the spread of COVID-19.

Product tanker ton-mile demand recovered in 2021 following the re-opening of several large economies. In 2022, product tanker tonne-mile demand grew 5% YoY mainly due to changes in trade patterns relating to long-haul Europe-Asia/Middle East trade because of the sanctions on Russia. Generally, the growth in products trade and product tanker demand is more consistent and less volatile than in crude oil trade.

Seaborne Product Trade and Tonne-Mile Demand

* Provisional estimates

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non-stainless steel/specialized tanker between 10,000 dwt and 55,000 dwt, as well as coated and other ‘product-capable’ vessels over 55,000 dwt. As of December 31, 2022, the world tanker fleet consisted of 7,316 vessels with a combined capacity of 670.6 million dwt. Within the total tanker fleet, MR vessels account for 32.3%% of total ship numbers with a total capacity of 107.3 million dwt. MR vessels are considered the ‘workhorses’ of the fleet.

As of December 31, 2022, the MR product tanker orderbook was 101 vessels totaling 5.0 million dwt. The MR orderbook as a percentage of the existing MR fleet, in terms of dwt, was 4.7% compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 2.4 million dwt of MR product tankers are due for delivery in 2023 and a further 1.4 million dwt in 2024. Approximately 48% of the vessels on order in the MR category are scheduled to be delivered in 2023, which will increase the MR fleet by 2.2%, assuming no vessel is scrapped. Current estimates suggest that approximately 63% of the entire existing tanker order book is scheduled for delivery in 2023, adding 17.4 million dwt to the total fleet.

The other factor that will affect future supply is demolition activity. The volume of scrapping is primarily a function of the age profile of the fleet, scrap prices in relation to the current and prospective charter market conditions, operating, repair and survey costs, and environmental regulations. Low vessel earnings in a weak tanker market encouraged scrapping activity in 2018 when 154 tankers with an aggregate capacity of 19.8 million dwt were sold to scrapyards, of which 34 tankers totaling 1.4 million dwt were MR tankers. In comparison, only 34 vessels with an aggregate capacity of 2.7 million dwt were demolished in 2019, of which 20 tankers totaling 0.8 million dwt were MRs. In 2020, 39 tankers with aggregate capacity of 3.1. million dwt were demolished. Demolition surged in 2021 in response to relatively weak crude and product tanker earnings with 143 tankers totaling 13.6 million dwt sold to scrapyards (including 52 MR tankers totaling 2.2 million dwt). High tanker rates in 2022 curbed demolitions with 96 tankers totaling 5.1 million dwt demolished (including 25 MR tankers totaling 1.0 million dwt).

The impact of the Energy Efficiency Existing Ship Index (“EEXI”) and the Carbon Intensity Indicator (“CII") regulations is still unclear at this stage. These regulations may squeeze tonnage availability as shipowners may have to modify engines and slow steam to comply. In addition, these regulations may also lead to increased scrapping and fleet renewal.

World Tanker Fleet and Orderbook: December 31, 2022

							Orderbook Delivery
Vessel Type/Class	Fleet			Orderbook			Schedule (M Dwt)
	Number	M Dwt	Size dwt	Number	M Dwt	% Fleet Dwt	2023	2024	2025	2026+
ULCC/VLCC	885	272.8	200,000+	26	7.9	2.9%	7.3	0.0	0.3	0.3
Suezmax	635	99.4	125,000-199,999	20	3.1	3.2%	1.4	0.9	0.8	0.0
Aframax (Uncoated)	683	75.0	85,000-124,999	42	4.8	6.5%	2.7	1.0	0.7	0.4
Panamax (Uncoated)	70	4.9	55,000-84,999	1	0.1	1.4%	0.1	0.0	0.0	0.0
Crude Tankers	2,273	452.1		89	16.0	3.5%	11.5	2.0	1.8	0.7

Large Range 3 (LR3)	20	3.2	125,000-199,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
Large Range (LR2)	416	45.9	85,000-124,999	44	5.0	10.9%	2.6	1.4	1.0	0.0
Large Range 1 (LR1)	391	28.6	55,000-84,999	1	0.1	0.2%	0.1	0.0	0.0	0.0
LR Product Tankers	827	77.6		45	5.1	6.5%	2.6	1.4	1.0	0.0

Coated IMO 2	1,173	54.0	25,000-54,999	58	2.9	5.3%	0.9	1.0	0.7	0.2
Coated IMO 3 & Non IMO Coated/Uncoated	1,193	53.3	25,000-54,999	43	2.1	4.0%	1.5	0.4	0.2	0.0
Total MR	2,366	107.3		101	5.0	4.7%	2.4	1.4	0.9	0.2

Small Range	1,035	15.3	10,000-24,999	31	0.6	3.7%	0.4	0.1	0.1	0.0
Stainless Steel Tankers	815	18.2	10,000+	51	1.1	6.3%	0.5	0.5	0.1	0.0
Total All Tankers	7,316	670.6		317	27.7	4.1%	17.4	5.4	4.0	0.9

Source: Drewry

Ballast Water Management Convention

All deep-sea vessels engaged in international trade are required to have a ballast water treatment system before September 8, 2024. For an MR tanker, the retrofit cost could be between $1.0 and $1.6 million per vessel (including labor). Expenditure of this kind has become another factor impacting the decision to scrap older vessels after the Ballast Water Management Convention came into force in 2019.

IMO 2020 Regulation on Low Sulfur Fuel

The second regulation, which came into force on January 1, 2020, and impacted vessel supply, particularly in 2020, is the drive to introduce low sulfur fuels. For many years, high sulfur fuel oil (“HSFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HSFO is extremely high and is the reason that maritime shipping accounted for 8% of global emissions of sulfur dioxide (“SO2”), a significant source for acid rain as well as respiratory diseases. According to the IMO, sulfur oxide emissions have declined 77% (annual reduction of about 8.5 million metric tonnes) since the implementation of the IMO 2020 regulations.

The IMO, the governing body of international shipping, has made a decisive effort to shift the industry away from HSFO to cleaner fuels with less harmful effects on the environment and human health.

Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely considered: 1) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel, and 2) scrubber retrofitting activity. Starting in 2020, high and low sulfur fuel demand from the marine sector reported significant variation. The HSFO and LSFO price spread largely oscillated between $300 and $350 per metric tonne during the initial days and hovered around $190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel oil. The premium commanded by low sulfur fuel decreased to around $60 per tonne by December 2020 as the availability of compliant fuel was not an issue due to reduced demand and increased supply across major bunkering ports. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low bunker prices. However, the recent increase in crude oil prices since June 2021 and corresponding widening in the spread supports the economic rationale for a scrubber investment.

IMO GHG Strategy

The IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emissions intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements, energy saving technologies, and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of the ships. The GHG strategy of IMO is likely to be revised in 2023. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possible faster depreciation in asset values in the future. Some shipowners have decided to manage this risk by ordering LNG/methanol fueled ships to comply with stricter regulations that may be announced in future.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and came into force on November 1, 2022, with the requirements for EEXI and CII certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index (“EEDI”) baseline).

On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D, or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (“SEEMP”). A ship rated D for three consecutive years or E would have to submit a corrective action plan to show how the required index (C or above) would be achieved. To reduce carbon intensity, shipowners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. In the long term, ammonia may emerge as a cost-effective alternative fuel, but in the short term, it seems unviable. Other options to improve energy efficiency include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion systems. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.

In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System (“EU ETS”) and FuelEU Maritime Initiative. Shipping emissions will be phased into the EU ETS gradually, starting in 2024, resulting in obligations to surrender allowances covering 40% of in-scope emissions in 2024, 75% in 2025 and 100% in 2026. The EU ETS will include 100% of emissions from voyages and port calls within the EU and 50% of emissions from voyages between an EU port and a non-EU country. In addition, Methane (CH4) and Nitrous oxide (N2O) will be included from 2026. The EU ETS provides rules regarding GHG intensity with respect to energy used on-board all ships arriving in the EU. It aims to reduce GHG emission 26% by 2040 and 75% by 2050 compared to 2020. It also requires ships to use an on-shore power supply or zero-emission technology in ports in the EU. All shipowners trading in European waters will need to comply with these regulations.

Ships will be required to undertake a combination of initiatives in order to comply with the upcoming environmental regulations. These may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices as well as voyage optimization techniques. The emission control regulations are likely to slow the speed of the vessels in the next few years. Consequently, this will lead to a reduction in the supply of ships and therefore, in the short- to medium-term, will benefit shipowners with younger fleets as charter rates should potentially increase with lower supply of ships.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments such as the Sea Cargo Charter, Poseidon Principles for ship finance banks and Poseidon Principles for Marine Insurance. In addition, there have been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, the Global Centre for Maritime Decarbonization, and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Alternative Fuels for Shipping

The IMO has a target to reduce GHG emissions by 50% in 2050. This can’t be achieved with low sulfur fuel and so has encouraged innovation in alternative fuels. The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo while LNG is used as a fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as a marine fuel. LNG is expected to remain a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet the IMO 2050 decarbonization target. Another drawback is that LNG propulsion requires an LNG capable engine which would require additional capex and increased fuel storage space. Biofuel is another potential alternative fuel because it requires no major engine modification, and therefore, no significant additional capex is required.

Energy Transition

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 82.3% in 2021 with the share of oil declining from about 33% in 2011 to 31% in 2021. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”). As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will impact global oil demand going forward but the demand for naphtha and jet fuel is likely to remain robust and will be a key driver of global trade in crude and refined petroleum products.

The Product Tanker Freight Market

Following a period of strong TCE rates in 2015 as a result of longer voyage distances due to additional refining capacity in Asia the surge in newbuild deliveries in 2016 had a negative impact on vessel earnings, with average freight rates in the spot and one-year time charter markets falling to $9,767 per day and $15,125 per day, respectively.

Another round of newbuilding deliveries in 2017 had an adverse effect on supply-demand dynamics, and freight rates for product tankers declined further. In 2017, average one-year time charter rate for MR tankers was $13,188 per day, while on spot TCE basis, the average rate during 2017 was $9,158 per day. The product tanker market remained weak in 1H 2018 and started to recover in 2H 2018 as the supply demand dynamics improved on the back of high demolitions in 2017-18, resulting in a small increase in spot TCE rates, which averaged $9,299 per day.

In 2019, freight rates remained strong, with the average spot TCE rate and one-year time charter rate increasing to $14,592 per day and $14,667 per day, respectively. The surge in product tanker charter rates in 2019 was primarily driven by a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. Additionally, the trickle-down effect of the tight crude tanker market after U.S. sanctions on Cosco Shipping Tanker (Dalian) Co. pushed product tanker freight rates to multi-year highs towards the end of 2019 as several LR2 vessels moved into crude trade, thus reducing clean product capacity in the short term.

In 2020 the tanker market underwent an unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil and refined products. Accordingly, spot TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers increased 131% from $19,289 per day in February 2020 to $44,618 per day in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to a continuous decline in vessel earnings in the latter half of the year as several vessels locked-in for floating storage re-joined the trading fleet. As a result, in 2020 spot TCE rates and one-year time charter rates for MR tankers averaged $18,551 per day and $14,879 per day, respectively. In 2021, freight rates declined on account of inventory de-stocking and more vessels joining the trading fleet from floating storage.

Freight rates surged in 2022 as short-haul trade between Europe and Russia was replaced by long-haul trade between Europe and the Middle East/U.S. following the Russia-Ukraine crisis. The trend in MR spot and time charter rates from January 2011 to December 2022 is shown in the chart below.

MR Product Tanker Freight Rates

(U.S.$ Per Day)

Source: Drewry

It should be noted that these rates are based on standard five-year old MR vessels, and there is some evidence that modern fuel-efficient vessels with ‘Eco’ specifications are commanding an additional premium of up to 10% over freight rates realized by these vessels.

Asset values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. Current newbuilding prices are significantly below the peaks reported at the height of the market in 2007.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since followed a similar upward trajectory as both freight rates and newbuilding prices. Increased newbuild prices in 2021, despite weak vessel earnings, was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices in 2022. An upswing in vessel values in the second half of 2022 was a result of muted fleet expansion and higher freight rates. Newbuilding prices also increased in 2022 due to the higher cost of raw materials and limited shipyard slots. In December 2022, a five-year old MR product tanker was estimated to be valued at $39.0 million. The trends in newbuilding prices, second-hand values, and freight rates for an MR tanker from 2012 to 2022 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE	Time charter (U.S.$/day)		Asset Prices (U.S.$million)
Period Averages	(U.S.$/day)	1 Year	3 Year	Newbuild	5 Year Old
2012	8,000	13,325	14,500	33.2	25.2
2013	9,550	14,346	15,161	33.8	26.2
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
2019	14,592	14,667	15,500	36.0	28.8
2020	18,551	14,879	15,083	34.8	28.0
2021	6,398	12,442	14,500	37.3	27.8
2022	35,635	20,275	15,042	42.4	34.4
Dec-22	58,160	29,000	16,500	43.5	39.0

2018-2022
5 Year Avg	16,895	15,088	14,925	37.2	29.1
5 Year Low	1,088	11,800	13,750	34.0	25.0
5 Year High	58,160	29,000	16,500	43.5	39.0

2013-2022
10 Year Avg	14,116	14,980	15,135	35.8	27.3
10 Year Low	1,088	11,800	13,750	32.0	22.0
10 Year High	58,160	29,000	18,000	43.5	39.0

Source: Drewry, Note – Spot TCE and Time charter rates are for non-eco vessels, Spot rates are for Atlantic market only and will differ from reported earnings

The Chemical Tanker Industry

Introduction

The global chemical industry is one of the largest and most diversified industries in the world, with more than 1,000 large and medium-sized companies manufacturing over 70,000 different product lines. Although most specialist chemicals are used locally, world trade is becoming an increasingly prominent part of the global chemical industry for a number of reasons. This ranges from local stock imbalances to a lack of local production of particular chemicals in various parts of the world. In broad terms, the growth of seaborne trade in bulk liquid chemicals has tracked trends in economic activity and globalization.

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

Chemical Tanker Demand

The demand for chemicals is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), chemical prices, feedstock costs, and chemical production capacity. Since they are used in industries, chemical demand, and as a result the demand for seaborne transport, is well-correlated with global GDP. Given the geographical complexity and the diversity of cargoes involved in addition to the way in which some cargoes are transported, estimating the total seaborne trade in chemicals is difficult. Essentially, there are four main types of chemicals transported by sea: organic chemicals, inorganic chemicals, vegetable oils and fats and other commodities such as molasses.

Seaborne Chemical Trades

(Million Tons)

* Provisional estimates

Source: Drewry

Saudi Arabia and the U.S. are two key exporters of organic chemicals, accounting for approximately 25% of all exports, while China accounts for about 40% of the total organic chemical imports. South Korea and India are also important players in the trade of organic chemicals and together account for nearly 16% of all exports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene, and paraxylene. Organic chemicals represent around 40% to 45% of global seaborne trade of chemicals whereas inorganic chemical trade accounts for around 10-15% of total seaborne movements. They are not traded as widely as organic chemicals as they present several transport problems – not only are they very dense, but they are also highly corrosive. Vegetable/Animal Oils & Fats is another key component of the seaborne chemical trade and accounts for nearly 30% of the total trade of chemicals. Palm oil accounts for about half of the Vegetable/Animal Oils & Fats trade, followed by soybean oil and sunflower seed oil.

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

Ethylene is a precursor for many organic chemicals shipped by sea (e.g., ethylene dichloride, ethylene glycol), so increased production will lead to increased availability of downstream chemical products for export from the U.S. Although the Middle East will continue to be the largest supplier of organic chemicals, the U.S. will be a major exporter of methanol and ethylene derivatives to the Far East market.

Chemical Tanker Supply

Chemical tankers are characterized mainly by cargo containment systems, which are technically more sophisticated than those found in conventional oil and product tankers. Since chemical tankers are often required to carry many products, which are typically hazardous and easily contaminated, cargo segregation and containment is an essential feature of these tankers.

Chemicals can only be carried in a tanker which has a current IMO Certificate of Fitness (“CoF”). The IMO regulates the carriage of chemicals by sea under the auspices of the International Bulk Chemical Code (“IBC”), which classifies potentially dangerous cargoes into three categories, typically referred to as IMO 1, IMO 2, and IMO 3. Specific IMO conventions govern the requirements for particular tanks to be classified as each grading, with the pertinent features of each tank being the internal volume and its proximity to the sides and bottom of the vessel’s hull.

The carriage of 18 cargoes is restricted to IMO 1 classified vessels, while most cargoes require IMO 2 vessels, including vegetable oils and palm oils. One concession to the IBC Code regulations is an allowance that IMO 3 tankers might carry other edible oils – an exemption introduced due to the tendency for such cargoes to be shipped in large bulk parcels. This often requires ships of up to MR size. Despite this exemption, these vessels are not ‘true’ chemical tankers in the general sense of the word as they are not able to carry IMO 2 cargoes.

As well as defining the chemical tanker fleet in terms of IMO type, it is also possible to further define the fleet according to the degree of tank segregation, tank size and tank coating as detailed below.

●	Chemical parcel tankers: Over 75% of the tanks are segregated with an average tank size less than 3,000 cbm, all of which are stainless steel. A typical chemical parcel tanker might be IMO 2 with a capacity of 20,000 dwt and have 20 fully segregated tanks which are of stainless steel.
●	Chemical bulk tankers: Vessels with a lower level of tank segregations (below 75%), with an average tank size below 3,000 cbm, and with coated tanks. A typical chemical bulk tanker might be 17,000 dwt with 16 coated tanks, but could also be IMO 2 with 8 segregations.

Given the above, a broad definition of a chemical tanker is any vessel with a current IMO CoF with coated and/or stainless-steel tanks and an average tank size of less than 3,000 cbm.

Overall, within the product and chemical tanker fleets, it is important to recognize that there are a group of ‘swing’ ships which can trade in either products or in chemicals, vegetable oils, and fats. For example, a product tanker with IMO 2 certification might trade from time to time in easy chemicals such as caustic soda. Equally, an IMO 2 chemical tanker can, in theory, carry products. The sector in which these ‘swing’ ships trade will depend on a number of factors, with the main influences being the exact technical specifications of the ship, the last cargo carried, the state of the freight market in each sector, and the operating policy of the ship owner/operator.

As of December 31, 2022, the global IMO 2 coated and stainless-steel tanker fleet consisted of 1,830 vessels with a combined capacity of 40.9 million dwt. The orderbook consisted of 88 vessels with an aggregate capacity of 2.5 million dwt, or 6.1% of the existing fleet. In addition, chemical tankers are relatively complex vessel types to build, which increases the barriers to entry for shipyards, and the pool of yards that shipowners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: December 31, 2022

		Fleet		Orderbook			Orderbook Delivery Schedule (M Dwt)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2023	2024	2025	2026+
Coated IMO 2	10,000+	1020	22.8	38	1.4	6.1%	0.5	0.6	0.3	0.0

Stainless Steel	10,000+	810	18.1	50	1.1	6.1%	0.5	0.5	0.1	0.0

Total		1830	40.9	88	2.5	6.1%	1.0	1.1	0.4	0.0

Source: Drewry

The Chemical Tanker Freight Market

Nearly 40% to 60% of all chemical movements are covered by Contract of Affreightment (“COAs”), while the spot market covers 35% to 40% of chemical movements. The remainder is made up of other charter arrangements and cargoes moved in the vessels controlled by exporters or importers. However, the COA-spot ratio varies depending on the vessel sizes, shipowners’/operators’ chartering strategy, and other factors. In the chemical tanker freight market, the level of reporting of fixture information is far less widespread than for the oil tanker market. Furthermore, it is not always possible to establish a monthly series of rates for an individual cargo, on a given route, because fixing is often sporadic, or more often than not covered by contract business. For these reasons, the assessment of spot freight rate trends in the freight market is made by using a small number of routes where there is sufficient fixture volume to produce meaningful measurements.

Following the global financial crisis in 2008-09, chemical tanker market TCE rates declined between 2008 and 2010. However, freight rates on most routes strengthened in 2011 followed by a decline in 2012. Freight rates continued to record small gains on the back of increased vessel demand in 2013 and 2014 due to improved seaborne chemical trade. TCE earnings of chemical tankers surged 33.7% in 2015 as many of these vessels switched to trade in a strong product tanker market limiting the supply, in addition to a growing seaborne trade of chemicals. However, TCE rates plunged 27.9% in 2016 as a result of a slowdown in demand growth and increased supply of vessels. TCE rates dropped a further 12.1% in 2017 on account of supply side pressure, due to a greater number of newbuilding deliveries and subdued demolitions in an already weak market. In 2018, freight rates declined by a further 2.4%, despite the strengthening of world seaborne trade, due to oversupply of vessels. However, TCE rates increased by 18.6% in 2019 on the back of growing trade and improved supply-demand dynamics. In 2020 global seaborne chemical trade fell 3.6%, due to weak demand on account of the COVID-19 pandemic; however, TCE rates increased by 4.6% as many vessels shifted to trade in the product tanker market which limited the availability of vessels operating in the chemical tanker market. The ongoing contraction in production and consumption of chemicals due to COVID-19 led to a slowdown in the shipping market for chemicals/vegetable oils in 2021. TCE rates increased in 2022 on account of strong chemical demand and tight vessel supply. Fleet trading in chemicals/vegetable oils contracted as ‘swing’ tankers increasingly switched to trade CPP due to higher earnings.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values also show a relationship with the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; second-hand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to the complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than product tankers due to the lower volume of ordering and variation in specification. Newbuilding prices increased in 2022 due to high material costs, labor shortages, global inflationary pressures, and limited shipyards slots. Second-hand prices strengthened due to tight supply and high newbuilding prices. In 2022, prices were higher than the average prices over the past ten years for both newbuilding and secondhand vessels.

Chemical Tankers: Freight Rate and Asset Value Summary

	TCE	Newbuilding Price		Secondhand Price(1)
	U.S.$/Day	(U.S.$million)		(U.S.$million)
Year	35-37,000	22-24,000	35-37,000	22-24,000	35-37,000
2012	13,280	27.9	32.9	14.3	14.8
2013	13,864	28.6	33.6	14.5	14.1
2014	14,719	29.2	34.2	14.5	15.7
2015	19,675	27.8	32.8	13.8	17.0
2016	14,178	26.9	31.9	14.6	16.5
2017	12,462	26.0	31.0	13.4	14.6
2018	12,159	26.4	31.7	12.6	13.6
2019	14,424	29.0	34.0	12.5	14.2
2020	15,093	27.1	32.5	12.7	14.7
2021	12,264	27.6	35.5	12.9	14.8
2022*	22,400	30.6	40.6	15.1	19.3

2013-2022
10 Year Avg	15,124	27.9	33.8	13.7	15.4
10 Year Low	12,159	26.0	31.0	12.5	13.6
10 Year High	22,400	30.6	40.6	15.1	19.3

* Provisional estimates

(1)	For a 10-year old vessel

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to, among other things, oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. IMO committees also have adopted resolutions relating to international certificates of fitness for the carriage of dangerous chemicals in bulk and providing for enhanced vessel inspection programs. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020. We may need to make certain financial expenditures to continue to comply with these regulations. We believe that all our vessels are currently compliant in all material respects with these regulations.

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

The Marine Environment Protection Committee, or “MEPC” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. In November 2020, MEPC 75 adopted amendments to Annex VI which, among other things, added new paragraphs related to in-use and onboard fuel oil sampling and testing.  These paragraphs would require one or more sampling points to be fitted or designated for the purpose of taking representative samples of the fuel oil being used or carried for use on board the ship.  These amendments have entered into force on April 1, 2022.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%m/m. Amended Annex VI establishes procedures for designating new ECAs.

Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean.  The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Notably, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which imposed new regulations to reduce greenhouse gas emissions from ships.  These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024.The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and entered into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023.  MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tanks, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

On October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.  Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.  These amendments have entered into force on June 1, 2022.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tons engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.  In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The scope of what constitutes U.S. waters for purposes of the regulations is subject to ongoing regulatory and judicial refinement.

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

This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. The European Parliament is negotiating the final EU legislation.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which became effective in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which became effective on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

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

On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. The EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023.  If these new regulations are finalized, they could affect our operations.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

As of March 15, 2023, 21 of our 22 owned vessels are subject to mortgages relating to our credit facilities or are subject to finance leases under which we are the lessee.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

Please see Item 5 (“Operating and Financial Review and Prospects”) in our Annual Report on Form 20-F for the year ended December 31, 2021 for a discussion of our results of operations for the year ended December 31, 2020.

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

Recent Developments

Debt Financing

In June and July 2022, we finalized terms for three new sustainability-linked loan facilities for $308.5 million in the aggregate.

The first facility is a $185.5 million sustainability-linked revolving credit facility with Nordea and SEB, the proceeds of which we used to refinance 12 vessels, including six vessels previously financed under lease arrangements.

The second facility is a $108 million sustainability-linked term loan with ABN AMRO and CACIB, the proceeds of which we used to refinance seven vessels, including three vessels previously financed under lease arrangements. Both of these facilities are priced at Adjusted SOFR (LIBOR equivalent) plus a margin of 2.25% and mature in 2027. The new facilities replaced the prior loans with the respective banks that were priced at LIBOR plus a margin of 2.4% and which were scheduled to mature in December 2025.

The third facility is a $15 million sustainability-linked receivables facility with ABN AMRO, which is scheduled to mature in 2025, subject to extension options. This facility replaced our prior receivables facility and is scheduled to mature in July 2023 and is priced in line with the expiring facility.

These refinancings were completed, along with the drawdown of all tranches during October 2022.

The covenants and other conditions of the three new facilities are consistent with those of our previous debt facilities. In addition, all three new facilities contain a pricing adjustment feature linked to our performance on carbon emission reduction and other environmental and social initiatives. The facilities’ targets for carbon emission reduction align with the IMO’s targets for greenhouse gas emissions reduction. The facilities reflect our current strong performance on Environmental Social Governance (“ESG”) initiatives, including (a) carbon emission levels which are significantly below the targets set out under the Poseidon Principles, (a global framework for responsible ship finance to help incentivize decarbonization in the shipping industry) and (b) our having a very diverse workforce and being actively involved in the education and development of future seafarers. The pricing structure in the new facilities is expected to reward us for maintaining our carbon emission reduction trajectory and overall performance on ESG.

Equity Financing

We issued 4.8 million shares of our common stock, raising $38.9 million in net proceeds under our “at-the-market” offering from May to September 2022, which proceeds we used for general corporate purposes, including debt reduction.

New Dividend Policy and Dividend Relating to Fourth Quarter of 2022

In November 2022, our Board of Directors approved the initiation of a quarterly cash dividend as a component of our longstanding Capital Allocation Policy, under which we expect to pay a variable quarterly cash dividend on our shares of common stock equivalent in the aggregate to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, write-off of deferred finance fees, and solely for the purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items). Consistent with this new policy, our board of directors declared a cash dividend of $0.45 per common share which was paid on March 15, 2023, to all holders of record on February 28, 2023 of our common stock, relating to our results for the fourth quarter of 2022.

Vessel Sale and Time-charter Back

On June 2, July 14 and July 29, 2022, we completed the sales of the Ardmore Sealeader, Ardmore Sealifter and the Ardmore Sealancer to Leonhardt & Blumberg. All three vessels were subsequently time-chartered back by us for a period of 24 months at attractive hire rates, plus one-year extension options.

Board of Director Changes

In November 2022, Brian Dunne resigned from our board of directors and as Chair of the Audit Committee for personal reasons. In November 2022, director Helen Tveitan de Jong, who has served on the Audit Committee since September 2018, was appointed Chair of the committee and director Mats Berglund was appointed as a member of the committee, with director Curtis Mc Williams continuing as a member of the committee.

In January 2023, our board of directors appointed James Fok to the board, to fill the vacancy created by Mr. Dunne’s resignation and to serve as a Class III director. He was also appointed to the Nominating and Corporate Governance Committee and replaced Mr. Berglund on the Audit Committee. Please see Item 6 (“Directors, Senior Management and Employees”) of this Annual Report for biographical information about Mr. Fok.

New CFO

Effective September 28, 2022, Bart Kelleher became our new Chief Financial Officer, after the departure of Paul Tivnan.

Please see Item 6 (“Directors, Senior Management and Employees”) of this Annual Report for biographical information about Mr. Kelleher.

Conflict in Ukraine

Russia’s invasion of Ukraine in February 2022 and the subsequent conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

As a result of Russia’s invasion of Ukraine, the United States, several European Union nations, the United Kingdom and other countries have announced unprecedented sanctions and other measures against Russia, Belarus and certain Russian and Belarussian entities and nationals.

The sanctions imposed by the U.S. and other countries against Russia and, in some instances, Belarus include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S. also banned the import of certain Russian energy products into the U.S., including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal.

The U.S., EU nations and other countries could impose wider sanctions and take other actions. While it is difficult to anticipate the impact the sanctions imposed to date may have on our business and us, these and any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, could lead to increased volatility in global oil demand which, could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

Pandemic

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where we conduct a large part of our operations, implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures caused severe trade disruptions. In addition, the pandemic initially resulted and potentially could again result in a significant decline in global demand for refined oil products. As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport has and could continue to adversely affect demand for our vessels and services. The extent to which the pandemic may impact our results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted, including, among others, the impact of the end of China’s Zero Covid policy and of the development of variants of the COVID virus, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and administration of vaccines and other actions to further contain or treat its impact.

A. Operating Results

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenue.  Revenue is generated from spot charter arrangements, time charter arrangements and pool arrangements. Revenue is affected by hire rates and the number of days a vessel operates.

Revenue is also affected by the mix of business among spot charter arrangements, time charter arrangements and pool arrangements. Revenue from vessels employed in the spot market or in pool arrangements are more volatile, as they are typically tied to prevailing market rates.

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

Depreciation.  Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. We depreciate our vessels over an estimated useful life of 25 years from the vessel’s initial delivery from the shipyard, on a straight-line basis to their residual scrap value. For the year ended December 31, 2022, depreciation is based on cost less the estimated residual scrap value of $300 per lightweight ton (“lwt”).

Effective January 1, 2023, we increased the estimated scrap value of the vessels from $300 per lwt to $400 per lwt prospectively based on the 15-year average scrap value of steel.  The change in the estimated scrap value will result in a decrease in depreciation expense over the remaining life of the vessel assets.  We expect depreciation to decrease by approximately $1.3 million during 2023 as a result of the prospective change in the scrap value.

Amortization of Deferred Drydock Expenditures.  Amortization of deferred drydock expenditures relates to the amortization of drydocking expenditures over the estimated period to the next scheduled drydocking on a straight-line basis.

Time Charter Equivalent (“TCE”) Rate.   TCE rate, a non-GAAP measure, represents net revenue (revenue less voyage expenses) divided by revenue days. We principally use net revenue, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenue, the most directly comparable financial measure under U.S. GAAP. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge-to-discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

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

Pooling Arrangements.  To increase vessel utilization and thereby revenue, we may participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenue than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers. We did not participate in commercial pools for the years ended December 31, 2022, 2021 and 2020.

Factors You Should Consider When Evaluating Our Results

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others: the highly cyclical tanker industry; our dependence on spot charters; fluctuating charter values; changing economic, political and governmental conditions affecting our industry and business, including changes in energy prices; the ongoing energy transition; material changes in applicable laws and regulations, including climate-change regulations; level of performance by counterparties, particularly charterers; acquisitions and dispositions; increased operating expenses; capital expenditures; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and terms; and management turnover.

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

Fleet Growth

As of March 15, 2023, our owned fleet consists of 22 double-hulled product and chemical tankers all of which are in operation. We acquired 11 of our vessels as second-hand vessels, all of which were upgraded to increase efficiency and improve performance; we sold a total of three such Eco-mod vessels during 2019 and one vessel in 2020 which was delivered in 2021.

In 2017, 2018, 2019, 2020, 2021 and 2022 we paid $0.4 million, $16.8 million ($1.6 million of which was paid as a deposit in 2017), $2.6 million, $18.7 million, $2.5 million, and $1.3 million, respectively, for vessel acquisitions, vessel equipment and newbuilding orders.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 through 2018, our fleet grew on a net basis by 24 vessels. During 2018, one Eco-mod vessel was classified as held for sale, which was delivered to the buyer in January 2019. In each of February and May 2019, we sold one Eco-mod vessel In August 2020, we took delivery of one Eco-mod vessel. During 2020, one Eco-mod vessel was classified as held for sale, which was delivered to the buyer in January 2021. During 2022, we sold the Ardmore Sealeader, Ardmore Sealifter, and Ardmore Sealancer and subsequently chartered-in all three vessels for a period of 24 months.

Operating Results

The table below presents our operating results for the years ended December 31, 2022 and 2021 and includes related disclosure about year-to-year changes.

Consolidated Statements of Operations for the Years Ended December 31, 2022 and December 31, 2021

	Year Ended December 31,		Variance	Variance (%)
In thousands of U.S. Dollars	2022	2021
Revenue, net	$445,741	192,484	253,257	132%

Voyage expenses	(153,729)	(88,578)	(65,151)	(74%)
Vessel operating expenses	(60,020)	(60,834)	814	1%
Time charter-in
Operating expense component	(7,809)	(3,609)	(4,200)	(116%)
Vessel lease expense component	(7,185)	(3,321)	(3,864)	(116%)
Depreciation	(29,276)	(31,702)	2,426	8%
Amortization of deferred drydock expenditures	(4,161)	(5,169)	1,008	20%
General and administrative expenses
Corporate	(19,936)	(16,071)	(3,865)	(24%)
Commercial and chartering	(4,171)	(3,125)	(1,046)	(33%)
Loss on vessels sold	(6,917)	—	(6,917)	(100%)
Unrealized gains on derivatives	2,961	276	2,685	(973%)
Interest expense and finance costs	(15,537)	(16,202)	665	4%
Loss on extinguishment	(1,576)	(569)	(1,007)	(177%)
Interest income	471	55	416	756%
Income / (Loss) before taxes	138,856	(36,365)	175,221	482%
Income tax	(207)	(150)	(57)	(38%)
Loss from equity method investments	(195)	(317)	122	38%
Net Income / (Loss)	$138,454	(36,832)	175,286	476%
Preferred dividend	(3,400)	(1,254)	(2,146)	(171%)
Net Income / (Loss) attributable to common stockholders	135,054	(38,086)	173,140	455%

Revenue, net. Revenue, net for the year ended December 31, 2022 was $445.7 million, an increase of $253.3 million from $192.5 million for the year ended December 31, 2021.

Our average number of operating vessels increased to 27.0 for the year ended December 31, 2022, from 26.6 for the year ended December 31, 2021.

We had no product tankers employed under long-term time charters (i.e. greater than three months duration) as of December 31, 2022 compared with four as of December 31, 2021.

Revenue days derived from time charters were 499 for the year ended December 31, 2022, as compared to 1,560 for the year ended December 31, 2021. The decrease in revenue days for long term time-chartered vessels resulted in a decrease in revenue of $14.2 million.

We had 9,238 spot revenue days for the year ended December 31, 2022, as compared to 7,953 for the year ended December 31, 2021. We had 27 and 23 vessels employed directly in the spot market as of  December 31, 2022 and 2021, respectively. We consider employment under voyage charters, trip charters and time charters of less than three months duration as being employed in the spot market. Changes in spot rates resulted in an increase of revenue of $240.0 million, while the increase in spot revenue days resulted in an increase in revenue of $27.5 million.

For vessels employed directly in the spot market, we typically pay all voyage expenses, and revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Voyage Expenses. Voyage expenses were $153.7 million for the year ended December 31, 2022, an increase of $65.2 million from $88.6 million for the year ended December 31, 2021. Voyage expenses increased primarily due to an increase in bunker prices and spot days, resulting in an increase of $53.2 million. Port and commission costs also increased by $12.0 million for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

TCE Rate. The average TCE rate for our fleet was $30,618 per day for the year ended December 31, 2022, an increase of $19,402 per day from $11,216 per day for the year ended December 31, 2021. The increase in average TCE rate was the result of higher spot rates for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Vessel Operating Expenses. Vessel operating expenses were $60.0 million for the year ended December 31, 2022, a decrease of $0.8 million from $60.8 million for the year ended December 31, 2021. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,823 for the year ended December 31, 2022, as compared to $6,426 for the year ended December 31, 2021. This increase was as a result of higher costs due to additional crew changes, as well as an overall increase in costs due to inflation, offset by lower operating days due to the sale of three vessels during the year ended December 31, 2022.

Charter Hire Costs. Total charter hire expenses were $15.0 million for the year ended December 31, 2022, an increase of $8.1 million from $6.9 million for the year ended December 31, 2021. This increase is the result of our having chartered-in five vessels for the year ended December 31, 2022 compared to two vessels for the year ended December 31, 2021. Total charter hire expenses were comprised of an operating expense component of $7.8 million and a vessel lease expense component of $7.2 million.

Depreciation. Depreciation expense for the year ended December 31, 2022 was $29.3 million, a decrease of $2.4 million from $31.7 million for the year ended December 31, 2021. This decrease was due to the sale of the Ardmore Sealeader, Ardmore Sealifter and Ardmore Sealancer during the year ended December 31, 2022.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the year ended December 31, 2022 was $4.2 million, a decrease of $1.0 million from $5.2 million for the year ended December 31, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2022 were $19.9 million, an increase of $3.8 million from $16.1 million for the year ended December 31, 2021. The increase in corporate-related general and administrative expenses is primarily due to increases in variable-based compensation in line with strong results during the year ended December 31, 2022, compared to the year ended December 31, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the year ended December 31, 2022 were $4.2 million, an increase of $1.1 million from $3.1 million for the year ended December 31, 2021. The increase in costs was primarily due to an increase in variable-based compensation in line with strong results during the year ended December 31, 2022, compared to the year ended December 31, 2021.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the year ended December 31, 2022 were $15.5 million, a decrease of $0.7 million from $16.2 million for the year ended December 31, 2021. Cash interest expense increased by $3.3 million to $17.5 million for the year ended December 31, 2022, from $14.2 million for the year ended December 31, 2021. The increase in interest expense and finance costs is primarily due to an increased average LIBOR/SOFR during the year ended December 31, 2022, compared to the year ended December 31, 2021. Amortization of deferred finance fees for the year ended December 31, 2022 was $1.5 million, a decrease of $0.1 million from $1.6 million for the year ended December 31, 2021.

Loss on Extinguishment. Loss on extinguishment for the year ended December 31, 2022 was $1.6 million, an increase of $1.0 million from $0.6 million for the year ended December 31, 2021. This loss relates to the refinancing of debt for 11 vessels in the third and fourth quarters of 2022 and to the prepayment and exercise of the purchase options associated with the Ardmore Sealeader, Ardmore Sealifter and Ardmore Sealancer vessels, which were sold during 2022.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As of December 31, 2022 we had $220.6 million in liquidity available, with cash and cash equivalents of $50.6 million (December 31, 2021 $55.4 million) and amounts available and undrawn under our revolving credit facilities of $170.0 million (December 31, 2021: $11.6 million). We believe that our working capital, together with expected cash flows from operations will be sufficient for our present requirements.

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

Our primary known and estimated liquidity needs for 2023 include obligations related to finance leases ($5.7 million), scheduled repayments of long-term debt ($13.4 million), debt and lease service costs ($9.2 million), quarterly preferred stock dividend distributions ($3.4 million), committed capital expenditures ($14.8 million), drydocking expenditures ($12.1 million), operating lease payments ($6.6 million), variable quarterly common stock dividend distributions and the funding of general working capital requirements and funding any common stock repurchases we may undertake.

The capital expenditures are related to our obligations under the purchase and installation of ballast water treatment systems. For at least the one-year period following the filing of this Annual Report, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations, will be sufficient to finance our liquidity needs for this period.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Our long-term known and estimated liquidity needs from 2024 through to 2027 include obligations related to finance leases ($22.0 million), scheduled repayments and maturities of long-term debt ($117.2 million), forecasted drydock expenditures ($20.8 million), debt and lease service costs ($20.4 million), aggregate capital expenditures ($3.4 million), operating lease payments ($4.0 million), our quarterly preferred stock dividend distributions ($13.6 million per annum) and quarterly common stock dividend distributions. Our scheduled finance lease payment obligations beyond 2027 through 2030 total $32.2 million. Additional information on our annual scheduled obligations under our debt, finance and operating leases are described in Notes 6 (“Debt”), 7 (“Finance leases”) and 8 (“Operating leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Debt and lease service costs are estimated based on assumed SOFR forward curve rates. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, lease financings and other debt or equity financings.

We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 6 (“Debt”) and 7 (“Finance leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of December 31, 2022, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities and certain of our obligations related to finance leases typically require us to make interest payments based on SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in Note 9 (“Interest Rate Swaps”) to our consolidated financial statements included in Item 18 of this Annual Report.

Cash Flow Data for the Years Ended December 31, 2022 and 2021

In thousands of U.S. Dollars	For the Years Ending December 31,
CASH FLOW DATA	2022	2021
Net cash provided by / (used in) operating activities	$124,207	(2,885)
Net cash provided by investing activities	$35,410	1,627
Net cash (used in) financing activities	$(164,497)	(1,658)

Cash provided by / (used in) operating activities

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

For the year ended December 31, 2022, cash flow provided by operating activities was $124.2 million. The increase in cash flows from operating activities was primarily due to a significant increase in TCE rates, which was partially offset by an increase in receivables of $59.6 million due to the increase in TCE rates and an increase in inventories resulting from higher bunker prices.

For the year ended December 31, 2021, cash flow used in operating activities was $2.9 million. Net loss of $36.8 million for the year was due to poor market conditions, offset by non-cash items such as depreciation of $31.7 million and amortizations of $5.2 million.

Cash provided by investing activities

For the year ended December 31, 2022, net cash provided by investing activities was $35.4 million, with net proceeds from the sale of the Ardmore Sealeader in June 2022, and the Ardmore Sealifter and Ardmore Sealancer in July 2022, of $39.9 million partially offset by payments made for equity investments of $0.6 million, as well as payments in relation to vessel equipment, advances for ballast water treatment and scrubber systems, and other non-current assets of $3.9 million.

For the year ended December 31, 2021, the net cash used in investing activities was $1.6 million, with proceeds from the sale of the Ardmore Seamariner in January 2021 of $9.9 million partially offset by payments made for our investments in Element 1 Corp. and our e1 Marine joint venture and related transaction costs of $5.5 million, as well as payments in relation to vessel equipment, advances for ballast water treatment systems and other non-current assets of $2.7 million.

Cash (used in) financing activities

For the year ended December 31, 2022, the net cash used in financing activities was $164.5 million. Proceeds from the issuance of debt amounted to $131.9 million and total principal repayments of finance lease arrangements were $13.7 million. Net proceeds from the issue of common stock were $38.9 million and net repayment of long-term debt was $148.2 million. Preferred Stock Dividend payments amounted to $3.3 million. Prepayment of finance lease obligations was $166.6 million. Payments for deferred finance fees were $3.5 million.

For the year ended December 31, 2021, the net cash used in financing activities was $1.7 million. Repayments of debt amounted to $66.9 million and total principal repayments of finance lease arrangements were $20.0 million. Net proceeds from the issue of preferred stock were $38.0 million and proceeds from finance lease arrangements were $49.0 million. Dividend payments on preferred stock amounted to $0.8 million. We issued 25,000 shares of Series A Preferred Stock in June 2021 and an additional 15,000 shares in December 2021.

Capital Expenditures

Drydock

Four of our vessels completed drydock surveys in 2022. The drydocking schedule through December 31, 2026 for our vessels that were in operation as of December 31, 2022 is as follows:

	For the Years Ending December 31,
	2023	2024	2025	2026
Number of vessels in drydock (excluding in-water surveys)	8	3	6	—

We intend to continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Ballast Water Treatment System Installation

The ballast water treatment system (“BWTS”) installation schedule for our vessels that were in operation as of December 31, 2022 is as follows:

	For the Years Ending December 31,
	2023	2024	2025	2026
Number of ballast water treatment system installations	7	3	—	—

We endeavor to manage the timing of future BWTS installation across the fleet in order to minimize the number of vessels that are completing BWTS installations at any one time by performing this work during scheduled dry dockings.

Scrubbers

We intend to install scrubber systems to six of our vessels which are due for drydocking in 2023. We may elect to install scrubbers on additional vessels within our fleet in 2024 and 2025.

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

Dividends

In November 2022, our Board of Directors approved the initiation of a quarterly cash dividend as a component of our longstanding Capital Allocation Policy, pursuant to which our board of directors declared a cash dividend of $0.45 per common share, which was paid on March 15, 2023, to all holders of record on February 28, 2023 of our common stock, relating to our results for the fourth quarter of 2022. Our most recent dividend paid on shares of our common stock prior to the February 2023 dividend was made in February 2020. Please see Item 5 “Operating and Financial Review and Prospects – Recent Developments – New Dividend Policy and Dividend Relating to the Fourth Quarter of 2022” for additional information about our new dividend policy and the recent dividend payment on shares of our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors.

C. Research and Development, Patent and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which primarily depend on the demand and supply dynamics characterizing the tanker market at any given time, and on the size of our fleet. The oil tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity and, more recently from disruptions and trading pattern changes related to Russia’s invasion of Ukraine.

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

Share-based compensation.  We may grant share-based payment awards, such as restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and dividend equivalent rights (“DERs”), as incentive-based compensation to certain employees. We granted to certain employees, directors and officers SARs in 2013, 2014, 2015, 2016 and SARs which included dividend equivalent rights (“DERs”) in 2018, 2019, 2020 and 2021. We granted RSUs which included DERs, to certain directors and officers in 2019, 2020, 2021 and in March, June and September 2022. We granted stand-alone DERs to certain directors and officers in November 2019. During the year ended December 31, 2021 all DER’s expired, unexercised. We measure the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizing that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period, which we calculate according to the FASB Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”), see Note 16 (“Share-based compensation”).

Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the award, volatility and dividend yield, and making certain other assumptions about the award.

Depreciation.  Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of our vessels is estimated at 25 years from the date of initial delivery from the shipyard.  For the year ended December 31, 2022, depreciation is based on cost less the estimated residual scrap value of $300 per lwt.

Effective January 1, 2023, we increased the estimated scrap value of the vessels from $300 per lwt to $400 per lwt prospectively based on the 15-year average scrap value of steel.  The change in the estimated scrap value will result in a decrease in depreciation expense over the remaining life of the vessel assets.  We expect depreciation to decrease by approximately $1.3 million during 2023 as a result of the prospective change in the scrap value.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2022 and 2021. At December 31, 2022, no vessels were classified as held for sale. MR charter rates increased significantly in 2022 as a result of market recovery due to strong market fundamentals and the ongoing war in Ukraine. In addition, we have determined that as of December 31, 2022, the aggregate fair market price of our owned vessels was $775.5 million, based on the average of vessel valuations as obtained from two independent brokers, while the aggregate net book value (“NBV”) of our owned vessels was $541.6 million. As such, management have concluded that there were no indicators of impairment on any of our vessels during 2022, and as such we have not recorded an impairment charge for the year ended December 31, 2022.

Carrying value includes, as applicable, vessel costs, deferred drydock expenditures, vessel equipment, advances for ballast water treatment systems, capitalized interest, supervision fees and other newbuilding pre-delivery costs. Deposits paid, or costs incurred, in relation to the acquisition of second-hand vessels are not presented in the table below.

			Carrying Value as of
	Built	DWT	Dec 31, 2022	Dec 31, 2021
Ardmore Seavaliant*#	2013	49,998	$29,101,149	$27,200,718
Ardmore Seaventure*#	2013	49,998	27,484,714	27,697,704
Ardmore Seavantage*#	2014	49,997	27,740,157	29,191,064
Ardmore Seavanguard*#	2014	49,998	27,820,727	29,133,950
Ardmore Sealion*	2015	49,999	26,643,964	28,030,224
Ardmore Seafox*	2015	49,999	26,562,015	28,200,076
Ardmore Seawolf*	2015	49,999	26,836,416	28,440,165
Ardmore Seahawk*	2015	49,999	27,306,627	28,865,349
Ardmore Endeavour*#	2013	49,997	25,518,438	26,750,543
Ardmore Enterprise*	2013	49,453	22,438,628	22,754,719
Ardmore Endurance*	2013	49,466	21,449,633	22,389,407
Ardmore Explorer*	2014	49,494	22,631,705	23,795,435
Ardmore Encounter*	2014	49,478	23,411,851	24,560,509
Ardmore Exporter*	2014	49,466	22,778,577	23,839,088
Ardmore Engineer*	2014	49,420	23,584,508	24,691,398
Ardmore Sealancer(1)	2008	47,451	—	15,028,188
Ardmore Sealeader(2)	2008	47,463	—	16,623,556
Ardmore Seafarer*	2010	49,999	14,944,658	15,905,521
Ardmore Sealifter(1)	2008	47,472	—	16,213,655
Ardmore Dauntless*#	2015	37,764	26,423,868	28,208,864
Ardmore Defender*#	2015	37,791	26,676,370	28,488,800
Ardmore Cherokee*	2015	25,215	22,486,530	23,862,279
Ardmore Cheyenne*	2015	25,217	22,706,602	24,178,178
Ardmore Chinook*	2015	25,217	23,407,342	24,942,859
Ardmore Chippewa*#	2015	25,217	23,669,703	25,146,451
Total			$541,624,182	$614,138,700

(1) In July 2022, we sold the Ardmore Sealifter and Ardmore Sealancer.

(2) In June 2022, we sold the Ardmore Sealeader.

*	Indicates vessels for which we believe, as of December 31, 2022, the basic market value is higher than the vessel’s carrying value.
#

Indicates vessels for which we believe, as of December 31, 2021, the basic market value is lower than the vessel’s carrying value. We believe that the carrying values of our vessels as of December 31, 2021 were recoverable as the projected undiscounted future cash flows of these vessels exceeded their carrying value by a significant amount.

At December 31, 2022, we estimate that the aggregate basic market value of our owned vessels exceeded their aggregate carrying value by approximately $233.9 million. At December 31, 2021, we estimated that the aggregate carrying value of our owned vessels exceeded their aggregate basic market value by approximately $11.4 million.

We believe that all 22 of our vessels’ basic market values exceeded their carrying values as of December 31, 2022 and 14 of our vessels’ basic market values exceeded their carrying values as of December 31, 2021. We did not record an impairment of any vessels due to our impairment accounting policy for the year ended December 31, 2022.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of six directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2023 annual meeting of shareholders, Class II directors serve for a term expiring at the 2024 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2025 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke HM08, Bermuda.

Name	Age	Class	Position
Mr. Mats Berglund	60	I	Director, Chair of the Talent and Compensation Committee and Member of the Nominating and Corporate Governance Committee and the Sustainability Committee

Mr. Mark Cameron	57	N/A	Executive Vice President and Chief Operating Officer

Mr. James Fok	43	III	Director, Member of the Audit Committee and the Nominating and Corporate Governance Committee

Mr. Anthony Gurnee	63	II	Chief Executive Officer, President and Director

Mr. Bart Kelleher	48	N/A	Chief Financial Officer, Secretary

Mr. Curtis Mc Williams	67	III	Chair of the Board, Chair of the Nominating and Corporate Governance Committee and Member of the Talent and Compensation Committee and the Audit Committee

Ms. Aideen O'Driscoll	36	N/A	Senior Vice President and Director of Corporate Services

Mr. Gernot Ruppelt	41	N/A	Senior Vice President and Chief Commercial Officer

Dr. Kirsi Tikka	66	I	Director, Chair of the Sustainability Committee and Member of the Talent and Compensation Committee

Ms. Helen Tveitan de Jong	55	II	Director, Chair of the Audit Committee and Member of the Sustainability Committee

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

Mark Cameron is the Executive Vice President and Chief Operating Officer for Ardmore, appointed in June 2010. In 2022 Mr. Cameron relocated to Singapore and has taken on the additional role as Managing Director of Ardmore Shipping (Asia) Pte Ltd.  Mr. Cameron is a past Chairman of the International Parcel Tankers Association (IPTA) and was previously an advisory Board Member to the NGO The Carbon War Room. Presently, Mr. Cameron serves on the Boards of the West of England (Luxembourg) and (Hamilton) P&I Club as well as the joint ventures ‘e1 Marine LLC’ and ‘Anglo Ardmore Ship Management Limited’. Mr. Cameron is a member of the Lloyds Register Marine Committee and an ABS Council Member. Prior to Ardmore, Mr. Cameron served 9 years at Teekay Corporation where, from 2008 to 2010, he served as Vice President, Strategy and Planning. Mr. Cameron has also held a number of senior management roles ashore with Safmarine and AP Moller specializing in integrating acquisitions covering all facets of ship management including sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical projects. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine.

James Fok was appointed as a director of Ardmore in January 2023. Mr. Fok has more than 20 years of experience in financial services. From 2012 until 2021 he served as a senior executive at Hong Kong Exchanges and Clearing, a Hong Kong-listed operator of exchanges and clearing houses. Previously, Mr. Fok was an investment banker with multiple bulge bracket firms in both Europe and Asia. He currently serves as an Advisor to Bain & Company, is on the Advisory Board of Hex Trust, a provider of bank-grade custody for digital assets, and serves as an International Member of Ireland for Finance’s Industry Advisory Committee.  Mr. Fok holds a BA (Hons) in Law and Chinese from the School of Oriental & African Studies of the University of London.

Anthony Gurnee has been our President, Chief Executive Officer, and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers. He is also a director of Simply Blue Energy, engaged in the development of offshore floating wind, wave energy, and sustainable aquaculture projects.

Bart Kelleher is the Chief Financial Officer for Ardmore.  He joined Ardmore in 2022 and he has over 25 years of progressive experience in the maritime, finance, energy, and industrials sectors. From 2016-2022, Mr. Kelleher held executive roles with Chembulk Tankers, an owner and operator of stainless-steel chemical tankers, serving as Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer. From 2010-2015, he was the Chief Operating Officer of Principal Maritime Management which owned and operated a fleet of Suezmax crude carriers and chemical tankers; he also functioned as acting Chief Financial Officer during the company's start-up and initial growth phases.  In addition to his executive experience in the maritime energy transportation sector, Mr. Kelleher has held roles in investment banking, commercial banking, equity research, and capital markets in the maritime and energy-related industries at Bear Stearns and HSH Nordbank.  Earlier in his career, he served as a deck officer onboard US-flag crude oil tankers and held management positions in both the cruise industry and with a leading naval architecture firm.  Mr. Kelleher holds an MBA from Columbia Business School, an MS in Ocean Systems Management from Massachusetts Institute of Technology, and a BE in Naval Architecture from New York Maritime College.  Mr. Kelleher serves as a Director of Element 1 Corporation, a developer of methanol to hydrogen technology, and as an Advisory Board Member to OrbitMI, an innovative technology firm offering advanced AI-based fleet performance management solutions.

Curtis Mc Williams was appointed as a director of Ardmore in January 2016 and as Ardmore’s Chair effective January 1, 2019. Mr. Mc Williams has nearly 40 years of experience in finance and real estate. He currently serves as the Chair of the Board of Kalera, Inc and as a Director of Modiv Inc.  From December 2021 until May 2022, Mr. Mc Williams served as Interim CEO of Kalera, Inc. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. Mc Williams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Boards of Directors of CNL Bank from 1999 to 2004, of Campus Crest Communities from 2015 to 2016 and of Braemar Hotels and Resorts from 2013 to 2022.  Mr. Mc Williams has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. Mc Williams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Aideen O’Driscoll was appointed Ardmore’s Senior Vice President and Director of Corporate Services in 2022, with responsibility for human resources, legal, office management and project management. Ms. O’Driscoll joined Ardmore in June 2015 as Legal Associate, before being appointed to the role of Director of Human Resources in 2019. Prior to Ardmore, Ms. O’Driscoll had spent five years practicing as a commercial conveyancing and banking solicitor. Ms. O’Driscoll holds a Bachelor of Civil Law and an LLM Master’s Degree in Law, both from University College Cork. Ms. O’Driscoll was admitted to the Roll of Solicitors in 2013 and has completed an Executive MBA with Cork University Business School. Ms. O’Driscoll is a member of the steering committee of the Diversity Study Group, promoting greater equality, diversity, and inclusion in the shipping industry.

Gernot Ruppelt is Senior Vice President and Chief Commercial Officer for Ardmore. Mr. Ruppelt has built up, lead and developed the company’s global commercial platform since joining as Chartering Director in 2013.  He was promoted to senior management in December 2014. Mr. Ruppelt has extensive management and commercial experience in the maritime industry. Before joining Ardmore, he was a Tanker Projects Broker with Poten & Partners in New York.  Previously, he held various positions up to Trade Manager for Maersk in the United States, Europe, and Asia.  Mr. Ruppelt holds an Executive MBA from INSEAD.  He also graduated from the Institute of Chartered Shipbrokers in London, Hamburg Shipping School, and Maersk International Shipping Education (MISE).  Mr. Ruppelt is currently Chairman of INTERTANKO’s Commercial and Markets Committee, and he serves on the Board of Anglo Ardmore Ship Management.

Kirsi Tikka was appointed as a director by the board of directors in September 2019. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. Dr. Tikka chaired the U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects, and was a member of the U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organizations, reports published in 2022. She is a Fellow of the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects and a Trustee of Webb Institute. Dr. Tikka has over 30 years of shipping experience having retired from the American Bureau of Shipping Classification Society (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley and a Master’s degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.

Helen Tveitan de Jong has been a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 29 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University in 1992. Since April 2021, Ms. Tveitan de Jong has served as an independent non-executive director of Taylor Maritime Investments Limited, an internally managed investment company listed on the premium segment of the London Stock Exchange.

B. Compensation of Directors and Senior Management

We paid $2.1 million in aggregate cash compensation to members of our senior executive officers for 2022. For 2022, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $20,000 for a director serving as Chair of the Audit Committee, $15,000 for a director serving as Chair of other committees, $10,000 for each member of the Audit Committee and $5,000 for each member of other standing committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chair received incremental cash compensation of $42,500. We paid $0.4 million in aggregate compensation to our directors for 2022.

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

Equity Incentive Plan

We currently have an equity incentive plan, the 2013 Equity Incentive Plan (the “plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which awards may at any time be granted under the plan will not exceed 8% of the issued and outstanding shares of our common stock at the time of issuance of the award. The plan is administered by the Talent and Compensation Committee of our board of directors.

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

Stock Appreciation Rights (“SARs”)

As of December 31, 2022, ASC had granted a total of 3,710,473 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award.

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

Restricted Stock Units (“RSUs”)

On March 30, 2022, ASC granted 593,671 RSUs to certain members of management that will vest in three equal annual tranches from the date of grant.

On June 10, 2022, ASC granted 60,415 RSUs to certain of its directors that will vest in twelve months from the date of grant.

On September 1, 2022, ASC granted 106,724 RSUs to certain members of management that will vest in three equal annual tranches from the date of grant.

Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Please see Note 16 “Share-based compensation” to our consolidated financial statements included in this Annual Report for additional information about our SAR awards and RSUs.

C. Board Practices

Our board of directors currently consists of six directors, all of whom, other than our Chief Executive Officer, Anthony Gurnee, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and, for members of the Audit Committee the rules and regulations of the SEC. Our board of directors has instituted a policy of holding executive sessions of non-management directors following each regularly scheduled meeting of the full Board.

Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis Mc Williams, the Chair of the Board.

Our Audit Committee consists of Helen Tveitan de Jong, as Chair, Curtis Mc Williams and James Fok. Each member of our Audit Committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls.

The Nominating and Corporate Governance Committee consists of Curtis Mc Williams as Chair, Mats Berglund and James Fok. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws.

The Talent and Compensation Committee consists of Mats Berglund, as Chair, and Curtis Mc Williams and Kirsi Tikka. The Talent and Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

The Sustainability Committee consists of Kirsi Tikka, as Chair, and Mats Berglund and Helen Tveitan de Jong. The Sustainability Committee oversees and advises on all matters related to corporate sustainability, including environmental, social and energy transition matters.

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

D. Employees

As of December 31, 2022, approximately 935 seagoing staff serve on the vessels that we manage and 56 full-time staff on shore. This compares with 993 seafarers and 47 full-time staff and seven part-time staff on shore as of December 31, 2021. Many of our seafarers employed by our ship managers are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with five of our executives: Mark Cameron, our Executive Vice President and Chief Operating Officer; Anthony Gurnee, our President and Chief Executive Officer; Bart Kelleher, our Chief Financial Officer; Aideen O’Driscoll, our Senior Vice President and Director of Corporate Services and Gernot Ruppelt, our Senior Vice President and Chief Commercial Officer. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements, which include compensation provisions, and one-year non-solicitation and non-compete clauses following the cessation of the employee’s employment with us.

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

Item 7. Major Common Shareholders and Related Party Transactions

A. Major Common Shareholders

The following table sets forth information regarding beneficial ownership, as of March 15, 2023 (except as otherwise noted), of our common stock by:

●	each person or entity known by us to beneficially own 5% or more of our common stock; and
●	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after March 15, 2023 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
BlackRock Institutional Trust(2)	3,541,099	8.6%
Dimensional Fund Advisors(3)	2,291,314	5.6%
Aristotle Capital Management, LLC(4)	2,196,367	5.4%
Alder Tree Investments II BV(5)	2,035,567	5.0%
All directors and executive officers as a group	*	*
(1)	Based on 40,998,294 shares of common stock outstanding on March 15, 2023.
(2)	This information is based on the Amendment No. 6 to Schedule 13G filed with the SEC on February 3, 2023. According to this Amendment No. 6 to Schedule 13G, BlackRock Inc. possessed sole voting power over 3,309,808 shares and sole dispositive power over 3,541,099 shares.
(3)	This information is based on the Amendment No. 4 to Schedule 13G filed with the SEC on February 10, 2023. According to this Amendment No. 4 to Schedule 13G, Dimensional Fund Advisors possessed sole voting power over 2,242,834 shares and sole dispositive power over 2,291,314 shares.
(4)	This information is based on the Amendment No. 6 to Schedule 13G filed with the SEC on February 14, 2023. According to this Amendment No. 6 to Schedule 13G, Aristotle Capital Boston, LLC possessed sole voting power over 1,651,914 shares and sole dispositive power over 2,196,367 shares.
(5)	This information is based on the Schedule 13G filed with the SEC on December 23, 2022. According to this Schedule 13G, Alder Tree Investments II B.V. possessed sole voting power over 2,035,567 shares and sole dispositive power over 2,035,567 shares.
*	Less than 1% of outstanding shares of our common stock.

As of March 15, 2023, we had three shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 40,992,119 shares of our common stock, representing approximately 99.98% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

We have a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. We have entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to 14 of our vessels as of December 31, 2022 (2021: 17 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

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

Capital Allocation Policy

On March 9, 2020, we transitioned to a new capital allocation policy which sets out our priorities among fleet maintenance, financial strength, accretive growth and, once the other priorities are achieved, returning capital to shareholders.

Dividend Policy

As part of our capital allocation policy, in November 2022, our Board of Directors approved the initiation of a quarterly cash dividend, under which we expect to pay a variable quarterly cash dividend on our shares of common stock equivalent in the aggregate to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, write-off of deferred finance fees, and solely for the purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items).

The amount of our Adjusted Earnings, the amount of cash we have available for any dividends and the number of shares used to calculate any per share dividends on our common stock may vary significantly from period to period.

There is no guarantee that we will pay any dividends to our shareholders. The declaration of any dividends is subject at all times to the discretion of our board of directors. In addition, our board of directors may change or terminate our dividend policy or capital allocation policy at any time. For more information about our dividend policy, as well as certain risks and restrictions relating to our ability to pay any dividends in the future, please see Item 5 “Operating and Financial Review and Prospects – Recent Developments – New Dividend Policy and Dividend Relating to the Fourth Quarter of 2022” and Item 3 “Risk Factors – Risks Related to an Investment in Our Securities – We changed our dividend policy relating to our common shares as part of our capital allocation policy. The amount of quarterly dividends will vary from period to period, and we may be unable to pay dividends on our common shares.”

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

E. Taxation of Holders

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations that may be relevant to us and our shareholders. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for an alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares and investors that are required to recognize income pursuant to an “applicable financial statement”, and persons subject to the “base erosion and anti-avoidance” tax, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

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

We believe that we satisfy the Publicly Traded Test for our 2022 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2022 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly Traded Test for the 2022 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2022 U.S. federal income tax return. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regard to our or our subsidiaries’ qualification for the Section 883 exemption.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Operational risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydock, repair costs, insurance, piracy and fuel prices. Our risk management includes various strategies for technical management of drydock and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time; fuel prices increased significantly during 2022. We periodically consider and monitor the need for fuel hedging to manage this risk.

Foreign exchange risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar and Pounds Sterling) and as a result there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and did not enter into any derivative contracts for either transaction or translation risk during the year ended December 31, 2022.

Interest rate risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the Adjusted Secured Overnight Financing Rate (SOFR). Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

During the year ended December 31, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties. In accordance with these transactions, we will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $230.8 million, of which $71.5 million are designated as cash flow hedges. The swaps are due to expire in mid-2023 and as interest rates are currently rising, interest costs could increase significantly on expiration of the swaps.

LIBOR is scheduled to be phased out by June 30, 2023. During the three months ended September 30, 2022, we entered into new financing arrangements with ABN AMRO and CACIB and with Nordea/SEB. These new facilities are priced at SOFR, which tracks the cost of funds in the overnight Treasury repo market and has been chosen to replace LIBOR in the U.S. Interest on these facilities is being paid from the fourth quarter of 2022 onwards.

During the three months ended September 30, 2022, we entered into two new financing arrangements, the first with Nordea and SEB and the second with ABN AMRO and CACIB. Both facilities are priced at SOFR plus a margin of 2.5% (Adjusted SOFR, equivalent to LIBOR, plus a margin of 2.25%) and mature in 2027.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the year ended December 31, 2022 by $2.8 million (2021: $3.1 million) using the average long-term debt and finance lease balance and actual interest incurred in each period.

Credit risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk and credit concentration risk. As of  December 31, 2022 our 27 vessels in operation were employed with 17 different charterers.

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

Inflation

With inflation becoming a significant factor in the global economy, inflationary pressures are expected to result in increased operating, voyage (including bunkers) and general and administrative costs. Inflationary pressures on bunker costs could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2022, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations in Internal Control Integrated Framework (2013).

Management’s evaluation as of December 31, 2022 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2022.

C. Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm, Deloitte & Touche LLP, that audited our consolidated financial statements as of and for the year ended December 31, 2022 and included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

D. Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during or related to the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16.A. Audit Committee Financial Expert

Our board of directors has determined that director and Chair of the Audit Committee, Helen Tveitan de Jong, qualifies as an Audit Committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16.B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, chief executive officer, chief financial officer, principal accounting officer and other key management personnel. The code is available for review on our website at www.ardmoreshipping.com.

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2022 and 2021 were Deloitte & Touche LLP (PCAOB ID No. 34).

Audit Fees

The audit fees for the audit of the years ended December 31, 2022 and 2021 were $0.8 million and $0.6 million, respectively.

Audit-Related Fees

Audit-related fees relating to work performed by our principal accountants for the years ended December 31, 2022 and 2021 were $0.0 million and $0.1 million, respectively.

Tax Fees

There were no tax fees billed by our principal accountants in 2022 or 2021.

All Other Fees

There were no other fees billed by our principal accountants in 2022 or 2021.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2022 and 2021.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In September 2020, our Board of Directors authorized a new share repurchase plan (the “Repurchase Plan”), expanding and replacing our earlier plan. Pursuant to the Repurchase Plan, we may purchase up to $30 million of our common shares through September 30, 2023, at times and prices that are considered by us to be appropriate. We expect to repurchase shares under the plan in the open market or in privately negotiated transactions, but we are not obligated under the terms of the plan to repurchase any shares, and, at any time, we may suspend, delay or discontinue the Repurchase Plan. During the year ended December 31, 2020, we repurchased 98,652 shares, all under our Repurchase Plan, at a weighted-average price of $2.91 per share (including fees and commission of $0.02 per share) for a total of $286,856.  We repurchased all of these shares during November 2020. During the years ended December 31, 2021 and 2022, we did not repurchase any shares of our common stock. The total remaining share repurchase authorization under the Repurchase Plan at December 31, 2022, was $29.7 million.

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

Item 16.H. Mine Safety Disclosures

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

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
4.8

Term and Accordion Facilities, dated August 2, 2022, by and among Fitzroy Shipco LLC, Bailey Shipco LLC, Cromarty Shipco LLC, Dogger Shipco LLC, Lundy Shipco LLC, Viking Shipco LLC, Tramore Shipco LLC, Ardmore Shipping LLC, the Company, ABN Amro Bank N.V and Crédit Agricole Corporate and Investment Bank.

4.9

Term Loan and Revolving Facilities, dated July 29, 2022, by and among Faroe Shipco LLC, Fisher Shipco LLC, Fair Isle Shipco LLC, Humber Shipco LLC, Forth Shipco LLC, Trafalgar Shipco LLC, Wight Shipco LLC, Saltee Shipco LLC, Blasket Shipco LLC, Kilmore Shipco LLC, Killary Shipco

LLC, Ballycotton Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (Publ).
4.10

Open Market Sales Agreement, dated as of September 2, 2022, among the Company and Evercore Group L.L.C, DNB Markets, Inc. and Stifel, Nicolaus & Company., Incorporated (incorporated herein by reference to Exhibit 1.1 to the Company’s Form F-3 (Registration Number 333-267260) filed with the SEC on September 2, 2022).

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
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Inline XBRL:

(i) Consolidated Balance Sheets as of December 31, 2022 and 2021;

(ii) Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020;

(iii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020;

(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2022, 2021 and 2020;

(v)  Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and

(vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
Chief Executive Officer
(Principal Executive Officer)

Date: March 24, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ardmore Shipping Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income/(loss), changes in redeemable preferred stock and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of Vessel Asset Impairment Indicators — Refer to Note 2.16 to the financial statements

Critical Audit Matter Description

The Company’s evaluation of vessel assets for impairment involves an initial assessment of each vessel asset to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of vessel assets are no longer recoverable. Total Vessels and vessel equipment, net as of December 31, 2022 and 2021, were $531 million and $603 million, respectively.

Possible indicators of impairment may include events or changes in circumstances affecting the legal environment, the business climate, employment, charter hire rates, market value, useful economic life and physical condition of the vessel assets. When events or changes in circumstances exist, the Company evaluates its vessel assets for impairment by comparing undiscounted future cash flows expected to be generated over the life of each vessel asset to the respective carrying amount. If the Company’s estimate of undiscounted future cash flows for any vessel asset for which indicators of impairment exist is lower than the vessel asset’s carrying value, and the vessel’s carrying value is greater than its fair value, the carrying value is written down, by recording a charge to operations, to the vessel asset’s fair value as provided by third parties.

The Company makes significant assumptions to evaluate vessel assets for possible indicators of impairment. Changes in these assumptions could have a significant impact on the vessel assets identified for further analysis. For the years ended December 31, 2022, 2021 and 2020, no impairment loss has been recognized on vessel assets.

We identified the determination of impairment indicators for vessel assets as a critical audit matter because of the significant assumptions management makes when determining whether events or changes in circumstances have occurred indicating that the carrying amounts of vessel assets may not be recoverable. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate whether management appropriately identified impairment indicators.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of vessel assets for possible indicators of impairment included the following, among others:

●	We tested the effectiveness of the controls over management’s identification of possible circumstances that may indicate that the carrying amounts of vessel assets are no longer recoverable, including controls over management’s estimates of the legal environment, the business climate, employment, charter hire rates, market value, useful economic life, and physical condition of the vessel assets.
●	We evaluated management’s impairment analysis by:
o	Testing vessel assets for possible indicators of impairment, including searching for adverse asset-specific and/or market conditions.
o	Developing an independent expectation of impairment indicators and comparing such expectation to management’s analysis.
o	Obtained from the Company’s management the vessel assets impairment indicators analysis and the assumptions used in the legal environment, the business climate, employment, charter hire rates, market value, and physical condition of the vessel assets, and considered the consistency of the assumptions used with evidence obtained in other areas of the audit. This included, among others, 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

/s/ Deloitte & Touche LLP

New York, New York

March 24, 2023

We have served as the Company's auditor since 2019.

Ardmore Shipping Corporation

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except shares and as otherwise indicated)

		As of December 31
In thousands of U.S. Dollars, except as indicated	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents		50,569	55,449
Receivables, net of allowance for bad debts of $2.2 million (2021: $0.8 million)		79,843	20,304
Prepaid expenses and other assets		4,521	3,511
Advances and deposits		2,160	3,551
Inventories		15,718	11,095
Current portion of derivative assets		4,927	307
Total current assets		157,738	94,217

Non-current assets
Investments and other assets, net of accumulated depreciation of $2.1 million (2021: $1.9 million)	4	11,219	11,082
Vessels and vessel equipment, net of accumulated depreciation of $210.0 million (2021: $201.7 million)		531,378	603,227
Deferred drydock expenditures, net of accumulated amortization of $18.7 million (2021: $18.4 million)		4,716	8,879
Advances for ballast water treatment and scrubber systems		5,530	2,033
Amount receivable in respect of finance leases		—	2,880
Deferred finance fees, net		2,717	—
Non-current portion of derivative assets		—	982
Operating lease, right-of-use asset	8	10,561	1,232
Total non-current assets		566,121	630,315

TOTAL ASSETS		723,859	724,532

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		8,814	8,578
Accrued expenses and other liabilities	5	20,890	10,742
Deferred revenue		1,220	2,070
Accrued interest on debt and finance leases		863	651
Current portion of long-term debt	6	12,927	15,103
Current portion of finance lease obligations	7	1,857	21,084
Current portion of operating lease obligations	8	6,358	273
Total current liabilities		52,929	58,501

Non-current liabilities
Non-current portion of long-term debt	6	115,869	129,998
Non-current portion of finance lease obligations	7	43,643	205,371
Non-current portion of operating lease obligations	8	3,969	722
Other non-current liabilities	10	1,007	943
Total non-current liabilities		164,488	337,034

TOTAL LIABILITIES		217,417	395,535

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	10	37,043	37,043
Total redeemable preferred stock		37,043	37,043

Stockholders' equity
Common stock ($0.01 par value, 225,000,000 shares authorized, 42,646,636 issued and 40,626,583 outstanding as of December 31, 2022 and 36,383,937 issued and 34,363,884 outstanding as of December 31, 2021)		426	364
Additional paid in capital		468,006	426,102
Accumulated other comprehensive income		1,468	1,044
Treasury stock (2,020,053 shares as of December 31, 2022 and December 31, 2021)		(15,636)	(15,636)
Retained earnings / (accumulated deficit)		15,135	(119,920)
Total stockholders' equity		469,399	291,954

Total redeemable preferred stock and stockholders’ equity		506,442	328,997

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY		723,859	724,532

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Operations

(Expressed in U.S. Dollars, except for shares)

		For the years ended December 31
In thousands of U.S. Dollars except share data	Notes	2022	2021	2020
Revenue, net	3	445,741	192,484	220,058

Voyage expenses		(153,729)	(88,578)	(81,253)
Vessel operating expenses		(60,020)	(60,834)	(62,547)
Charter hire costs
Operating expense component		(7,809)	(3,609)	(712)
Vessel lease expense component		(7,185)	(3,321)	(655)
Depreciation		(29,276)	(31,702)	(32,187)
Amortization of deferred drydock expenditures		(4,161)	(5,169)	(6,200)
General and administrative expenses
Corporate		(19,936)	(16,071)	(15,123)
Commercial and chartering		(4,171)	(3,125)	(2,781)
Loss on vessel held for sale	11	—	—	(6,447)
Loss on vessels sold	11	(6,917)	—	—
Unrealized gains / (losses) on derivatives		2,961	276	(114)
Interest expense and finance costs	12	(15,537)	(16,202)	(18,168)
Loss on extinguishment	12	(1,576)	(569)	—
Interest income		471	55	282

Income / (Loss) before taxes and equity method investments		138,856	(36,365)	(5,847)

Income tax	13	(207)	(150)	(199)
Loss from equity method investments	4	(195)	(317)	—

Net Income / (Loss)		138,454	(36,832)	(6,046)

Preferred dividend		(3,400)	(1,254)	—

Net Income / (Loss) attributable to common stockholders		135,054	(38,086)	(6,046)

Net income / (loss) per share, basic	14	3.63	(1.12)	(0.18)
Net income / (loss) per share, diluted	14	3.52	(1.12)	(0.18)
Weighted average number of shares outstanding, basic	14	37,235,599	33,882,932	33,241,936
Weighted average number of shares outstanding, diluted	14	38,359,985	33,882,932	33,241,936

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Comprehensive Income / (Loss)

(Expressed in U.S. Dollars)

	For the years ended December 31
In thousands of U.S. Dollars	2022	2021	2020
Net Income / (Loss)	138,454	(36,832)	(6,046)
Other comprehensive income / (loss), net of tax
Net change in unrealized gains / (losses) on cash flow hedges	424	1,773	(729)
Other comprehensive income / (loss), net of tax	424	1,773	(729)

Comprehensive Income / (Loss)	138,878	(35,059)	(6,775)

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

(Expressed in U.S. Dollars, except for shares)

						Accumulated		Retained
	Redeemable Preferred				Additional	other		Earnings /
	Stock		Common Stock		paid in	comprehensive	Treasury	(Accumulated
In thousands of U.S. Dollars and shares	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit)	TOTAL
Balance as of January 1, 2020	—	—	33,098	350	416,841	—	(15,349)	(75,787)	326,055
Issue of common stock	—	—	187	2	(2)	—	—	—	-
Share-based compensation	—	—	—	—	3,001	—	—	—	3,001
Payment of dividend	—	—	—	—	(1,659)	—	—	—	(1,659)
Repurchase of common stock	—	—	(99)	—	—	—	(287)	—	(287)
Changes in unrealized loss on cash flow hedges	—	—	—	—	—	(729)	—	—	(729)
Net loss	—	—	—	—	—	—	—	(6,046)	(6,046)
Balance as of December 31, 2020	—	—	33,186	352	418,181	(729)	(15,636)	(81,833)	320,335
Issue of redeemable preferred stock, net of issuance costs	40	37,043	—	—	—	—	—	—	—
Issue of common stock	—	—	1,177	12	5,308	—	—	—	5,320
Share-based compensation	—	—	—	—	2,613	—	—	—	2,613
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	1,773	—	—	1,773
Preferred stock dividend	—	—	—	—	—	—	—	(1,254)	(1,254)
Net loss	—	—	—	—	—	—	—	(36,832)	(36,832)
Balance as of December 31, 2021	40	37,043	34,363	364	426,102	1,044	(15,636)	(119,920)	291,954
Issue of common stock	—	—	1,419	14	(14)	—	—	—	—
Share-based compensation	—	—	—	—	3,057	—	—	—	3,057
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	424	—	—	424
Net Proceeds from Equity Offering	—	—	4,844	48	38,861	—	—	—	38,909
Preferred stock dividend	—	—	—	—	—	—	—	(3,400)	(3,400)
Net income	—	—	—	—	—	—	—	138,454	138,454
Balance as of December 31, 2022	40	37,043	40,626	426	468,006	1,468	(15,636)	15,135	469,399

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

		For the years ended December 31
In thousands of U.S. Dollars	Notes	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)		138,454	(36,832)	(6,046)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation		29,276	31,702	32,187
Amortization of deferred drydock expenditures		4,161	5,169	6,200
Share-based compensation		3,057	2,613	3,001
Loss on vessel held for sale	11	—	—	6,447
Loss on vessels sold	11	6,917	—	—
Amortization of deferred finance fees		1,461	1,623	1,765
Loss on extinguishment		1,576	569	—
Unrealized (gains) / losses on derivatives		(2,961)	(276)	114
Foreign exchange		2	(72)	109
Loss from equity method investments		195	317	—
Deferred drydock payments		(1,913)	(5,883)	(7,003)
Changes in operating assets and liabilities:
Receivables		(59,559)	(2,496)	12,273
Prepaid expenses and other assets		(1,010)	173	(1,744)
Advances and deposits		1,391	(1,034)	1,597
Inventories		(4,623)	(821)	(115)
Accounts payable		(1,612)	1,151	2,543
Accrued expenses and other liabilities		10,033	(701)	(5,099)
Deferred revenue		(850)	2,070	—
Accrued interest		212	(157)	(135)
Net cash provided by / (used in) operating activities		124,207	(2,885)	46,094

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels		39,912	9,895	—
Payments for acquisition of vessels and vessel equipment		(1,335)	(2,475)	(18,720)
Advances for ballast water treatment and scrubber systems		(2,473)	(158)	(2,184)
Payments for other non-current assets		(106)	(94)	(89)
Payments for equity investments		(588)	(5,541)	—
Net cash provided by / (used in) investing activities		35,410	1,627	(20,993)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation		(166,580)	—	—
Proceeds from long-term debt		131,884	—	20,375
Repayments of long-term debt		(148,245)	(66,912)	(18,018)
Proceeds from finance leases		—	49,000	—
Repayments of finance leases		(13,675)	(19,960)	(18,650)
Payments for deferred finance fees		(3,505)	(980)	(220)
Repurchase of common stock		—	—	(287)
Payment of dividend		—	—	(1,659)
Issuance of common stock, net		38,909	—	—
Issuance of preferred stock, net		—	37,986	—
Payment of preferred dividend		(3,285)	(792)	—
Net cash used in financing activities		(164,497)	(1,658)	(18,459)

Net (decrease) / increase in cash and cash equivalents		(4,880)	(2,916)	6,642

Cash and cash equivalents at the beginning of the year		55,449	58,365	51,723

Cash and cash equivalents at the end of the year		50,569	55,449	58,365

Cash paid during the period for interest in respect of debt		5,739	4,510	6,526
Cash paid during the period for interest in respect of finance leases		11,559	9,793	9,902
Cash paid during the period for operating lease liabilities		719	462	501
Cash paid during the period for income taxes		51	198	139
Non-cash investing activity: Investment in Element 1 by issuing 950,000 shares of common stock		—	5,320	—
Non-cash financing activity: MP Profits Interest	10	1,007	943	—
Non-cash financing activity: Accrued preferred dividends		578	462	—

The accompanying notes are an integral part of these consolidated financial statements.

1.   Overview

1.1.   Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of December 31, 2022, the Company had 22 owned vessels and five chartered-in vessels in operation. The average age of the Company’s owned fleet as of December 31, 2022 was 8.6 years.

1.2.   Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of December 31, 2022, ASC had (a) 79 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to a majority of the ASC fleet, (c) a 33.33% interest in the e1 Marine LLC joint venture, which was formed in 2021 to market and sell Element 1 Corp.’s methanol-to-hydrogen technology to the marine sector, and (d) a 10% equity stake, on a fully diluted basis, in Element 1 Corp. During the three months ended June 30, 2021, the Company paid an aggregate of $5.0 million in cash and $5.3 million through the issuance of ASC common shares for the Company’s equity stake in Element 1 Corp. and its equity interest in e1 Marine which is included in Investments and other assets, net in the consolidated balance sheet as of December 31, 2022 and 2021.

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

1.3.   Vessels

As of December 31, 2022, the Company owned and operated a modern fleet of 22 product/chemical vessels, 21 with Marshall Island flags and one with a Singapore flag, and with a combined carrying capacity of 973,181 deadweight tonnes (“dwt”) and an average age of approximately 8.6 years.

Vessel Name	Type	Dwt	IMO	Built	Country	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	Eco-design
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	Eco-design
Total	22	973,181
(1)	International Maritime Organization (“IMO”) cargo classification

2.   Significant accounting policies

2.1.   Basis of preparation

The accompanying consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All subsidiaries are 100% directly or indirectly owned by ASC. AASML and e1 Marine, which are joint ventures in which the Company has 50% and 33.33% interests, respectively, are accounted for using the equity method. The Company’s 10% investment in Element 1 Corp. is also accounted using the equity method. All intercompany balances and transactions have been eliminated on consolidation.

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

2.4.   Recent accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”)” which provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered floating interest rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848) – Scope (“ASU 2021-01”),” which permits entities to apply optional expedients in Topic 848 to derivative instruments modified because of discounting transition resulting from reference rate reform.  In December 2022, the FASB issued ASU 2022-06, “ Reference Rate Reform (Topic 848) – Deferral of the Sunset Date of Topic 848” which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024 after which entities will no longer be permitted to apply the relief in Topic 848. ASU 2020-04 became effective upon issuance and may be applied prospectively to contract modification made on or before December 31, 2024 (as extended by ASU 2022-06, Deferral of the Sunset Date of Topic 848). ASU 2021-01 became effective upon issuance and may be applied on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or prospectively for contract modifications made on or before December 31, 2022. The Company has adopted ASU 2020-04 and ASU 2021- 01.

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

The Company applies revenue recognition guidance in Accounting Standards Codification 606 (“ASC 606”) to account for its spot charter arrangements.

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

The Company did not participate in commercial pooling arrangements during the years ended December 31, 2022, 2021 or 2020.  The Company did recognize an immaterial revenue runoff in each of the three periods as per the table in Note 3 (“Business and segment reporting”).

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

These costs are from the later of when a vessel departed from its prior charter discharge port and when a vessel entered a new charter to the arrival at the loading port for the new charter and are deferred and amortized ratably over the new charter for charters accounted for in accordance with ASC 606. Such costs are typically comprised of bunkers.

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

2.8.   Receivables

Receivables include amounts due from charterers for hire and other recoverable expenses due to the Company. As of the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate allowance for bad debt.

2.9.   Prepaid expenses and other assets

Prepaid expenses and other assets consist of payments made in advance for insurance or other expenses, and insurance claims outstanding and certain assets held by vessel managers. Insurance claims are recorded, net of any deductible amounts, for insured damages which are recognized when recovery is virtually certain under the related insurance policies and where the Company can make an estimate of the amount to be reimbursed following the insurance claim. As of the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts.

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

Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of the Company’s vessels is estimated at 25 years from the date of initial delivery from the shipyard. For the year ended December 31, 2022, depreciation is based on cost less the estimated residual scrap value of $300 per lightweight ton (“lwt”).

Effective January 1, 2023, the Company increased the estimated scrap value of the vessels from $300 per lwt to $400 per lwt prospectively based on the 15-year average scrap value of steel.  The change in the estimated scrap value will result in a decrease in depreciation expense over the remaining life of the vessel assets.  We expect depreciation to decrease by approximately $1.3 million during 2023 as a result of the prospective change in the scrap value.

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

2.14.   Deferred drydock expenditures

The Company follows the deferral method of accounting for drydock expenditures whereby actual expenditures incurred are deferred and are amortized on a straight-line basis through to the date of the next scheduled drydocking, generally 30 to 60 months. Expenditures deferred as part of the drydock include direct costs that are incurred as part of the drydocking to meet regulatory requirements. Direct expenditures that are deferred include the shipyard costs, parts, inspection fees, steel, blasting and painting. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred. Unamortized drydock expenditures of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels’ sale. Unamortized drydock expenditures are written off as drydock amortization if the vessels are drydocked before the expiration of the applicable amortization period.

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

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. Management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The Company did not recognize a vessel impairment charge for the years ended December 31, 2022, 2021 and 2020.

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

2.18.   Amount receivable in respect of finance leases

As part of finance lease arrangements, in 2017 the Company provided a lessor with $2.9 million in the aggregate which was to be repaid at the end of the lease period, or upon the exercise of any of the purchase options. In March 2022, the Company gave notice to exercise the purchase options for both the Ardmore Sealeader and the Ardmore Sealifter. The associated finance lease liability of $2.9 million was offset against amounts due on the transaction.

2.19.   Operating leases

Under ASC 842, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The standard continues to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. For operating leases, ASC 842 requires recognition in an entity’s income statement of a single lease expense, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement. Operating lease right-of-use assets are assessed for any potential impairment on each balance sheet date.

At lease commencement, a lessee must develop a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. When determining the discount rate to be used at lease commencement, a lessee must use the rate implicit in the lease unless that rate cannot be readily determined. When the rate implicit in the lease cannot be readily determined, the lessee should use its incremental borrowing rate. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

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

The Company elected to classify settlement payments as operating activities within the statement of cash flows. The Company has elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR/SOFR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation.  The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

2.24.   Equity method investments

The Company’s investments in AASML, e1 Marine and Element 1 Corp. are accounted for using the equity method of accounting. Under the equity method of accounting, the Company initially recorded the investments in AASML and e1 Marine at cost and adjusts the carrying amounts of the investments to recognize their respective share of earnings or losses of the investee. The Company’s total investment in Element 1 Corp. of $9.7 million is allocated to the investment in the ordinary shares of $9.4 million and warrants exercisable for ordinary shares of $0.3 million based upon the relative fair values at the date of the investment. The carrying amount of the investment is adjusted to recognize the share of earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investments. The Company evaluates its equity method investment for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying values. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of operations.  As of December 31, 2022, there are no impairment indicators for the investment in Element 1 Corp. The Company adjusts the fair value of the Element 1 Corp. warrants at each reporting period with changes in the fair value recorded directly in earnings.

2.25.   Contingencies

Claims, suits and contingencies arise in the ordinary course of the Company’s business. The Company provides for these contingencies when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for contingencies that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred as of the balance sheet date.

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

2.29.   Share-based compensation

The Company may grant share-based payment awards, such as restricted stock units (“RSUs”), stock appreciation rights (“SARs”) as incentive-based compensation to certain employees. The Company measures the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. Once the fair value has been determined, the associated expense is recognized in the consolidated statements of operations over the requisite service period.

The SARs are settled through the delivery of Ardmore shares, not cash. Hence, in accordance with the guidance in ASC 718, the Company has classified the plan as an equity settled share-based payment plan. The cost of each tranche of SARs is being recognized by the Company on a straight-line basis.

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

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statements of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2022 amounted to $Nil (2021: $Nil , 2020: $Nil).

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2022 amounted to $Nil (2021: $Nil, 2020: $Nil).

3.   Business and segment reporting

The Company is primarily engaged in the ocean transportation of petroleum and chemical products in international trade through the ownership and operation of a fleet of tankers. Tankers are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas. The Company charters its vessels to commercial shippers through a combination of spot, time-charter, and pool arrangements. The chief operating decision maker (“CODM”) does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of vessel employment, management cannot and does not identify expenses, profitability or other financial information for these charters or other forms of employment. As a result, the CODM reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions) and, as a result, the disclosure of geographic information is impracticable. In this respect, the Company has determined that it operates under one reportable segment relating to its operations of its vessels.

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
In thousands of U.S. Dollars	2022	2021	2020
Charterer A	55,626	23,152	<10%
Charterer B	53,345	<10%	26,759

The following table presents the Company’s revenue contributions by nature of vessel employment.

	For the years ended December 31
In thousands of U.S. Dollars	2022	2021	2020
Spot charters (1)	437,189	169,632	206,351
Time charters (2)	7,917	22,106	13,697
Pooling arrangements (3)	3	14	10
Other revenue (4)	632	732	—
	445,741	192,484	220,058

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

The Company records its share of earnings and losses in these investments on a quarterly basis, with an aggregate loss of $0.2 million recognized in the year ended December 31, 2022. The Company recorded an investment of $10.8 million, inclusive of transaction costs (E1 investment of $9.7 million and e1 Marine LLC investment of $1.1 million), which is included in investments and other assets, net in the consolidated balance sheet as of December 31, 2022.

5.   Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following as of December 31, 2022 and 2021:

	As of December 31
In thousands of U.S. Dollars	2022	2021
Accrued vessel operating expenses and voyage expenses	13,159	7,569
Other accrued expenses	7,731	3,173
Total accrued expenses	20,890	10,742

6.   Debt

As of  December 31, 2022, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction, or to refinance such original financings, and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 19 vessels as of December 31, 2022. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default.

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

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The outstanding principal balances on each loan facility as of December 31, 2022 and 2021 were as follows:

	As of December 31
In thousands of U.S. Dollars	2022	2021
Old Nordea/SEB Joint Bank Facility and Nordea / SEB Revolving Facility	—	85,553
Nordea/SEB Revolving Facility	22,500	—
Old ABN/CACIB Joint Bank Facility	—	51,339
ABN/CACIB Joint Bank Facility	104,927	—
ABN AMRO Revolving Facility	3,184	1,680
IYO Bank Facility	—	8,400
Total debt	130,611	146,972
Deferred finance fees	(1,815)	(1,871)
Net total debt	128,796	145,101
Current portion of long-term debt	13,429	15,834
Current portion of deferred finance fees	(502)	(731)
Total current portion of long-term debt	12,927	15,103
Non-current portion of long-term debt	115,869	129,998

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
December 31
In thousands of U.S. Dollars	2022
2023	13,429
2024	13,429
2025	16,613
2026	13,429
2027	73,711
130,611

Old Nordea / SEB Joint Bank Facility and Nordea / SEB Revolving Facility

On December 11, 2019, eight of ASC’s subsidiaries entered into a $100 million long-term loan facility and a $40 million revolving credit facility with Nordea Bank AB (publ) (“Nordea”) and Skandinaviska Enskilda Banken AB (publ) (“SEB”). The facility was fully drawn down in December 2020 and 2019. Interest was calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans were made on a quarterly basis, with a balloon payment payable with the final installment. The revolving facility could be drawn down or repaid with five days‘ notice.

On June 25, 2021, Ardmore partially repaid the facility in connection with the refinancing of two of the vessels under a new sale and leaseback arrangement. The revolving credit facility was repaid in full on July 27, 2022 and the term loan facility was repaid in full on August 5, 2022 and refinanced with the Nordea / SEB revolving facility discussed below, which was accounted for as a modification.

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185.5 million sustainability-linked revolving credit facility with Nordea and SEB (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels previously financed under lease arrangements. Interest is calculated at a rate of SOFR plus 2.5% (Adjusted SOFR, equivalent to LIBOR, plus a margin of 2.25%). The revolving credit facility may be drawn down or repaid with five days‘ notice. The revolving credit facility matures in June 2027. As of December 31, 2022, $22.5 million of the revolving credit facility was drawn down and $158.2 million was undrawn.

Old ABN/CACIB Joint Bank Facility

On December 11, 2019, four of ASC’s subsidiaries entered into a $61.5 million long-term loan facility with ABN AMRO Bank N.V. (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”). Interest was calculated at a rate of LIBOR plus 2.4%. Principal repayments on the term loans were made on a quarterly basis, with a balloon payment payable with the final installment. On August 5, 2022, the loan facility was repaid in full and refinanced with the ABN / CACIB facility discussed below, which was accounted for as a modification.

ABN/CACIB Joint Bank Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO and CACIB (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels previously financed under lease arrangements. Interest is calculated at SOFR plus 2.5% (Adjusted SOFR, equivalent to LIBOR, plus a margin of 2.25%). Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment. The loan facility matures in August 2027.

Old ABN AMRO Revolving Facility

On October 24, 2017, the Company entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest under this facility was calculated at a rate of LIBOR plus 3.9%. On October 7, 2021, the Company exercised an option to extend this facility for a further year to June 2023. Interest payments were payable on a quarterly basis. The facility was repaid in full in July 2022.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2025 with further options for extension.

IYO Bank Facility

On December 17, 2020, one of ASC’s subsidiaries entered into a $10.0 million long-term loan facility with IYO Bank to finance a secondhand vessel acquisition which delivered to the Company in 2020. The facility was drawn down in December 2020. Interest is calculated at a rate of LIBOR plus 2.25%. The facility was repaid in full in December 2022.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash and which includes the undrawn portion of the Nordea/SEB Revolving Facility), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of December 31, 2022, was $18.75 million;
●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain a corporate net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as of December 31, 2022 and 2021.

7.   Finance lease

As of December 31, 2022, the Company was a party, as the lessee, to one finance lease facility. The Company's applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled two vessels as of December 31, 2022 (2021: 14 vessels). ASC has provided guarantees in respect of the finance lease facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as of December 31, 2022 and 2021 were as follows:

	As of December 31
In thousands of U.S. Dollars	2022	2021
Japanese Leases No.1 and 2	—	21,677
Japanese Lease No.3	—	10,747
CMBFL Leases No.1 to 4	—	65,187
Ocean Yield ASA	—	50,320
Japanese Lease No.4	—	19,942
China Huarong Leases	—	37,385
CMBFL / Shandong	59,930	65,625
Finance lease obligations	59,930	270,883
Amounts representing interest and deferred finance fees	(14,430)	(44,428)
Finance lease obligations, net of interest and deferred finance fees	45,500	226,455
Current portion of finance lease obligations	1,976	21,783
Current portion of deferred finance fees	(119)	(699)
Non-current portion of finance lease obligations	44,328	207,592
Non-current portion of deferred finance fees	(685)	(2,221)
Total finance lease obligations, net of deferred finance fees	45,500	226,455

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As of
In thousands of U.S. Dollars	December 31, 2022
2023	5,694
2024	5,710
2025	5,694
2026	5,486
2027 - 2029	37,346
Finance lease obligations	59,930
Amounts representing interest and deferred finance fees	(14,430)
Finance lease obligations, net of interest and deferred finance fees	45,500

Assets recorded under finance leases consist of the following:

	As of December 31
In thousands of U.S. Dollars	2022	2021
Vessels and vessel equipment, net of accumulated depreciation	53,545	326,600
Deferred drydock expenditures, net of accumulated amortization	598	5,353
Advances for ballast water systems	—	1,080
	54,143	333,033

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases were made on a monthly basis and included principal and interest. The finance leases were scheduled to expire in 2023 and included purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchasers with $2.9 million in the aggregate to be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount was included in the consolidated balance sheet at December 31, 2021 as “Amount receivable in respect of finance leases”, with the associated finance lease liability presented gross of the $2.9 million. On May 31, 2022, Ardmore exercised the purchase option for both vessels and repaid the facility in full.

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease were made on a monthly basis and included principal and interest. The finance lease was scheduled to expire in 2024 and included purchase options exercisable by the Company. As part of the lease arrangement, the Company provided the purchaser with $1.4 million in the aggregate to be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount was offset against the finance lease liability in the consolidated balance sheets, with the associated finance lease liability presented net of the $1.4 million. On July 1, 2022, Ardmore exercised the purchase option and repaid the facility in full.

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest was calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases were made on a quarterly basis. The finance leases were scheduled to expire in 2025 and include a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. On September 26, 2022, Ardmore exercised the purchase option for both vessels and repaid the facility in full. Both vessels were refinanced through the Nordea / SEB Revolving Facility.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest was calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases were made on a quarterly basis. The finance leases were scheduled to expire in 2025 and included a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. During the third quarter of 2022, the Company delivered notice to exercise its purchase options on both vessels, which purchases closed on October 28, 2022. The Company repaid the facility in full and both vessels were refinanced through the Nordea / SEB Revolving Facility.

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively, with Ocean Yield ASA. The facility was drawn down in October 2018. Interest was calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases were made on a monthly basis.

The finance leases were scheduled to expire in 2030 and included a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. During the third quarter of 2022, the Company delivered notice to exercise its options on both vessels which purchases closed on October 31, 2022 and the Company repaid the facility in full. Subsequent to October 31, 2022, the Ardmore Dauntless was refinanced through the Nordea / SEB Revolving Facility and the Ardmore Defender was refinanced through the ABN/CACIB Joint Bank Facility.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Engineer with Rich Ocean Shipping. The facility was drawn down in December 2018. Interest was calculated at a rate of LIBOR plus 3.20%. Principal repayments on the lease were made on a monthly basis. The finance lease was scheduled to expire in 2029 and included a mandatory purchase obligation for the Company to repurchase the vessel, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. During the third quarter of 2022, the Company delivered notice to exercise its purchase option on this vessel which purchase closed on October 11, 2022. The Company repaid the facility in full and refinanced it through the Nordea / SEB Revolving Facility.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest was calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases were made on a quarterly basis. The finance leases were scheduled to expire in 2025 and included a mandatory purchase obligation for the Company to repurchase the vessels, as well as purchase options exercisable by the Company, which the Company could elect to exercise at an earlier date. On September 6, 2022, Ardmore exercised the purchase option for both vessels and repaid the facility in full. Both vessels were refinanced through the ABN/CACIB Joint Bank Facility.

CMBFL / Shandong

On June 25, 2021, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMBFL / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2026, with options to extend up to 2029. Repurchase options, exercisable by the Company, are also included which begin in June 2024.

8.   Operating leases

The following are the types of contracts the Company has, which are accounted for under lease guidance, ASC 842:

Time charter-in contracts: Long term operating leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months.  Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessee for the lessor to operate the vessel.  For time charters-in, the Company has elected to separate lease and non-lease components.

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease.  Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.  Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate used by the Company of 4.5% is obtained independently and is comparable with what the Company would have had to borrow at the time of the transactions to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

The Company makes significant judgments and assumptions to separate the lease component from the non-lease component of its time chartered-in vessels. The Company uses readily determinable and observable data for the purposes of determining the standalone cost of the vessel lease and operating service components of the Company’s time charters.  The Company proportionately allocates the consideration of the contract to lease and non-lease components based on their relative standalone prices.

Time charter-in contracts: Short term operating leases

The Company entered into two short term lease agreements with one agreement effective July 30, 2021 to charter-in a 2010-built vessel for a period of 12 months and the other agreement effective March 1, 2022 to charter-in a 2009-built vessel for a period of six months. The Company elected the practical expedient of ASC 842, which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the consolidated statements of operations on a straight-line basis over the lease term.

Office leases

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts for the Company’s offices in Cork, Ireland, Singapore and Houston, Texas. For office operating leases, the Company has elected to combine lease and non-lease components on the consolidated balance sheets. The discount rate used to measure the lease liability is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are denominated in various currencies. The weighted average remaining term of the office leases as of December 31, 2022 was 3.0 years. Under ASC 842, the right-of-use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as of the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of operations.

	As of December 31
In thousands of U.S. Dollars	2022	2021
Non-Current Assets
Operating lease, right-of-use asset - Time Charter in Vessels	9,568	—
Operating lease, right-of-use asset - Offices	993	1,232
	10,561	1,232

Lease liabilities - Current portion
Current portion of lease liabilities - Time Charter in Vessels	6,076	—
Current portion of lease liabilities - Offices	282	273
	6,358	273

Lease liabilities - Non-current portion
Non-current portion of lease liabilities - Time Charter in Vessels	3,492	—
Non-current portion of lease liabilities - Offices	477	722
	3,969	722

Total operating lease, right of use assets	10,561	1,232

Total lease liabilities	10,327	995

As of December 31, 2022, the Company had the following maturity of operating lease obligations:

As of
December 31
In thousands of U.S. Dollars	2022
2023	6,626
2024	3,765
2025	237
2026	40
2027	—
Total lease payments	10,668
Less imputed interest	(341)
Present value of lease liabilities	10,327

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

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. In accordance with these transactions, the Company will pay an average fixed-rate interest amount of 0.32% and will receive floating rate interest amounts based on LIBOR. These interest rate swaps have a total notional amount of $230.8 million, of which $71.5 million is designated as cash flow hedges as of December 31, 2022.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income (Loss) and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Reclassification adjustments related to the interest rate swaps amounted to approximately $3.4 million for the year ended December 31, 2022.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swaps as an asset or liability on its balance sheet. Interest rate swaps are considered to be a Level 2 item. The following table shows the interest rate swap assets as of December 31, 2022 and December 31, 2021:

Derivatives designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	December 31, 2022	December 31, 2021
Interest rate swap	Current portion of derivative assets	$1,468	254
Interest rate swap	Non - current portion of derivative assets	$—	795

The following table shows the interest rate swap assets not designated as hedging instruments as of December 31, 2022 and December 31, 2021:

Derivatives not designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	December 31, 2022	December 31, 2021
Interest rate swap	Current portion of derivative assets	$3,459	53
Interest rate swap	Non - current portion of derivative assets	$—	187

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

As part of the issuance of the Preferred Stock to Maritime Partners, the Company agreed that Maritime Partners shall have the right to a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which can only be distributed after the Company receives its return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date, for the profits interest that is the 10th anniversary of the date of the agreement, it renders the profits interest as a liability which will need to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $1.0 million, which is included in non-current liabilities in the consolidated balance sheet as of December 31, 2022 (December 31, 2021 $0.9 million).

The Company paid $3.3 million and accrued $0.1 million in preferred stock dividends during the year ended December 31, 2022. The Company paid $0.8 million and accrued $0.5 million in preferred stock dividends during the year ended December 31, 2021. No preferred stock dividends were accrued or paid during the year ended December 31, 2020.

11. Loss on sale of vessels

In March 2022, the Company agreed to terms for the sale of the Ardmore Sealeader, Ardmore Sealifter and Ardmore Sealancer. Effective March 28, 2022, the Company reclassified the vessels as held for sale and ceased to depreciate them. The Company repaid the outstanding lease facilities on the Ardmore Sealeader and Ardmore Sealifter in May 2022 and on the Ardmore Sealancer in July 2022. The sales proceeds received for the vessels were $40.7 million, in aggregate, resulting in a loss of $6.9 million when the vessels were delivered to the buyer in June 2022 and July 2022.

The loss on the sale of vessels for the year ended December 31, 2022 is calculated as follows:

In thousands of U.S. Dollars	Sealeader	Sealifter	Sealancer	Total
Sales proceeds	13,239	13,239	14,249	40,727
Net book value of vessels	(16,251)	(15,886)	(14,692)	(46,829)
Sales related costs	(265)	(265)	(285)	(815)
Loss on sale of vessels	(3,277)	(2,912)	(728)	(6,917)

12.   Interest expense and finance costs

	For the years ended December 31
In thousands of U.S. Dollars	2022	2021	2020
Interest incurred – debt	6,245	4,405	6,586
Interest incurred – finance leases	11,239	9,767	9,737
Amortization of deferred finance fees	1,461	1,623	1,765
Interest rate swaps	(3,408)	407	80
	15,537	16,202	18,168

	For the years ended December 31
In thousands of U.S. Dollars	2022	2021	2020
Loss on extinguishment	1,576	569	—
	1,576	569	—

13.   Income taxes

The components of income tax are as follows:

	For the years ended December 31
In thousands of U.S. Dollars	2022	2021	2020
Current tax expenses	(207)	(150)	(199)
Income tax expense for year	(207)	(150)	(199)

The differences between income taxes expected at the Bermuda statutory income tax rate of zero percent and the reported income tax expense are summarized as follows:

	For the years ended December 31
	2022	2021	2020
Bermuda statutory income tax rate	0.00%	0.00%	0.00%
Income subject to tax in other jurisdictions	0.15%	0.41%	3.41%
Effective tax rate	0.15%	0.41%	3.41%

14.   Net loss per share and common dividends

Basic and diluted net income / (loss) per share is calculated by dividing the net income / (loss) available to common shareholders by the average number of common shares outstanding during the periods.

Diluted income / (loss) per share is calculated by adjusting the net income / (loss) available to common shareholders and the weighted average number of common shares used for calculating basic income / (loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the years ended December 31
In thousands of U.S. Dollars and shares, except per share amount	2022	2021	2020
Net income / (loss) attributable to common stockholders	$135,054	$(38,086)	$(6,046)
Weighted average shares - Basic	37,236	33,883	33,242
Weighted average shares - Diluted	38,360	33,883	33,242
Basic net income / (loss) per share	$3.63	$(1.12)	$(0.18)
Diluted net income / (loss) per share	$3.52	$(1.12)	$(0.18)

For the year ended December 31, 2022, SARs granting the right to acquire 532,642 shares (2021: 3,704,694, 2020: 3,094,003) and 908,209 RSUs (2021: 546,935, 2020: 318,417) were outstanding. The SARs and RSUs have been excluded from the computation of diluted loss per share, for the years ended December 31, 2021 and 2020 as they are anti-dilutive as a result of the net loss for all periods.

The Company declared a cash dividend of $0.45 per share of common stock for the quarter ended December 31, 2022. The cash dividend of $18.3 million was paid on March 15, 2023 to all shareholders of record on February 28, 2023. The Company did not make any dividend payments on shares of its common stock for any other quarter in the year ended December 31, 2022. The Company did not make any dividend payments on its common stock for the years ended December 31, 2021 or 2020.

15.   Related party transactions

Anglo Ardmore Ship Management Limited ("AASML")

AASML is a joint venture entity owned 50% each by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML is accounted for under the equity method of accounting. The carrying value of the investment as of December 31, 2022 and 2021 was not significant. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018.

The Company has entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 14 vessels of the Company’s fleet as of December 31, 2022 (2021: 17 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

Total management fees paid to AASML for the year ended December 31, 2022 were $2.7 million (2021: $3.0 million and 2020: $2.8 million), which are included in vessel operating expenses in the consolidated statement of operations. Amounts due from/(to) AASML in respect of management fees were $Nil as of December 31, 2022 (2021: $Nil). Advances to AASML for technical management services as of December 31, 2022 were $1.5 million (2021: $2.2 million) and are included in Advances and deposits in the consolidated balance sheets. Amounts payable to AASML for technical management services as of December 31, 2022 were $0.7 million (2021: $1.2 million), with $0.1 million (2021: $0.9 million) included in Accounts payable and $0.6 million (2021: $0.3 million) included in Accrued expenses and other liabilities in the consolidated balance sheets.

16.   Share-based compensation

Stock appreciation rights

As of December 31, 2022, the Company had granted 3,710,473 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
								Weighted
						Risk-free		Average Fair
	SARs	Exercise	Vesting	Grant	Dividend	rate of	Expected	Value @	Average Expected	Valuation
Grant Date	Awarded	Price	Period	Price	Yield	Return	Volatility	grant date	Exercise Life	Method
12‑Mar‑14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 – 5.0 yrs	Monte Carlo
01‑Sept‑14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 – 5.0 yrs	Monte Carlo
06‑Mar‑15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 – 5.0 yrs	Monte Carlo
15‑Jan‑16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs	Monte Carlo
04‑Apr‑18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black-Scholes
07‑Mar‑19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black-Scholes
04‑Mar‑20	549,020	$5.25	3 yrs	$5.25	0%	0.73%	46.42%	$2.04	4.5 yrs	Black-Scholes
04‑Mar‑21	610,691	$4.28	3 yrs	$4.28	0%	0.66%	55.39%	$1.93	4.5 yrs	Black-Scholes

Changes in the SARs for the year ended December 31, 2022 are set forth below:

		Weighted average
	No. of SARs	exercise price
Balance as of January 1, 2022	3,704,694	$6.40
SARs granted during the year ended December 31, 2022	—	—
SARs exercised during the year ended December 31, 2022	(3,138,053)	$(6.30)
SARs forfeited / expired during the year ended December 31, 2022	(37,797)	$(10.25)
Balance as of December 31, 2022 (none of which are exercisable or convertible)	528,844	$4.74

The total cost related to non-vested awards expected to be recognized through 2024 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2023	393
2024	57
450

Restricted stock units

As of December 31, 2022, the Company had granted 1,710,994 RSUs to certain of its officers and directors under its 2013 Equity Incentive Plan.

A summary of awards is as follows:

Grant Date	RSUs Awarded	Service Period	Grant Price
02-Jan-19	176,659	2 years	$4.64
07-Mar-19	86,210	3 years	$5.10
28-May-19	59,237	1 year	$7.47
04-Mar-20	94,105	3 years	$5.25
29-May-20	78,510	1 year	$5.84
04-Mar-21	56,957	1 year	$4.28
04-Mar-21	302,923	3 years	$4.28
07-Jun-21	95,583	1 year	$4.31
30-Mar-22	593,671	3 years	$4.54
10-Jun-22	60,415	1 year	$8.07
01-Sep-22	106,724	3 years	$9.35

Changes in the RSUs for the year ended December 31, 2022 is set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as of January 1, 2022	546,935	$4.44
RSUs granted during the year ended December 31, 2022	760,810	$5.50
RSUs vested during the year ended December 31, 2022	(399,536)	$(4.47)
RSUs forfeited during the year ended December 31, 2022	—	—
Balance as of December 31, 2022 (none of which are vested)	908,209	$5.31

The total cost related to non-vested awards expected to be recognized through 2025 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2023	1,747
2024	1,214
2025	427
3,388

Dividend Equivalent Rights

During the year ended December 31, 2021 all DER’s expired, unexercised.

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

During the year ended December 31, 2020, the Company repurchased 98,652 common shares at a weighted-average price of $2.91 per share (including fees and commission of $0.02 per share) for a total of approximately $0.3 million.

During the years ended December 31, 2022 and 2021, no shares were repurchased.

18. Commitments and Contingencies

Debt commitments are disclosed above in Note 6. Finance lease commitments are disclosed above in Note 7.

During the fourth quarter of 2022, the Company entered into contracts for the purchase of scrubber systems for the Ardmore Enterprise and the Ardmore Seaventure. The projected costs, including installation, are approximately $2.0 million per scrubber system. The Company intends to complete these installations during scheduled drydockings in 2023. As of December 31, 2022, the Company recorded $1.6 million as advances paid towards the purchase and installation of scrubber systems as non-current assets in its Consolidated Balance Sheet.

19. Subsequent Events

On February 14, 2023, Ardmore announced that its Board of Directors declared a cash dividend of $0.45 per share for the quarter ended December 31, 2022. The cash dividend of $18.3 million was paid on March 15, 2023, to all shareholders of record on February 28, 2023.