Form 20-F
period 2023-12-31
Ardmore Shipping Corp
filed 2024-03-15
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 41,304,649 shares of common stock outstanding, par value $0.01 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

This annual report on Form 20-F (“Annual Report”) and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements in this Annual Report include, among others, such matters as

●	our future operating or financial results;
●	global and regional economic and political conditions;
●	the strength of national economies and currencies;
●	general market conditions;
●	our business and growth strategies and our Energy Transition Plan (“ETP”) and other plans, and related potential benefits and opportunities;
●	fleet expansion and vessel and business acquisitions, vessels and upgrades and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
●	competition in the tanker industry;
●	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
●	business disruptions due to natural disasters or other disasters or events outside of our control;
●	the effect of Russia’s ongoing invasion of Ukraine, the Hamas-Israel war and attacks against merchant vessels in the Red Sea area on, among other things, oil demand, our business, our results of operations and financial condition;
●	charter counterparty performance;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	our intended installation and use of carbon capture ready exhaust gas scrubbers on additional vessels, and the expected benefits of scrubbers;
●	our financial condition and liquidity, including estimates of our liquidity needs for 2024 and for the longer term and our ability to obtain financing in the future and the sources of financing to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general liquidity needs and corporate activities;
●	our ability to comply with covenants in financing arrangements;
●	our capital structure and how it supports our spot employment strategy and enhances financial and strategic flexibility to pursue acquisition opportunities;
●	our exposure to inflation;
●	vessel breakdowns and instances of off hire;
●	future dividends;
●	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market;
●	our ability to comply with, and the effects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance
●	growth opportunities for Element 1 Corp. and e1 Marine, LLC (“e1 Marine”), with respect to which we hold equity investments;

●	our status relative to PFIC regulations and our intention to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year; and
●	our expectations of the availability of vessels or businesses to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

●	changes in demand for and the supply of tanker vessel capacity;
●	fluctuations in oil prices;
●	changes in the markets in which we operate;
●	availability of financing and refinancing;
●	changes in general domestic and international political and trade conditions, including tariffs;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	the impact of any pandemics, epidemics or other public health crises;
●	the outcome and impact of Russia’s ongoing invasion of Ukraine and the Hamas-Israel war;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
●	potential disruption of shipping routes due to regional conflicts, accidents, piracy or political events;
●	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
●	the length and number of off-hire periods and dependence on third-party managers;
●	developments at Element 1 Corp. and e1 Marine, and in their industries and competitive positions; and
●	other factors discussed under the “Risk Factors” section of this Annual Report.

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

A. Reserved

Not applicable.

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

Risk Factor Summary

●	The tanker industry is cyclical and volatile in terms of charter rates and profitability.
●	Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry.
●	Failure to protect our information systems against cyber-attacks, security breaches or system failure could adversely affect our business and results of operations.
●	We are subject to certain risks with respect to our counterparties on contracts.
●	The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or to refinance existing financing or otherwise negatively impact our business.
●	Our insurance may not be adequate to cover our losses that may result from our operations.
●	Weak spot charter markets may adversely affect our results of operations.
●	Declines in oil prices may adversely affect our growth prospects and results of operations.
●	Volatility in the markets in which our vessels trade may result in us having limited liquidity.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Any interest rate increases would increase our debt service costs on variable-rate debt and lease obligations.
●	Any vessel market value decreases could result in breaches of credit or lease facility covenants or impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.
●	An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
●	Changes in fuel, or bunkers, prices may adversely affect our results of operations.
●	Changes in the oil, oil products and chemical markets could result in decreased demand for our services.
●	Our vessels may suffer damage due to the inherent operational risks of the shipping industry, and we may experience unexpected drydocking costs and delays or total loss of our vessels.
●	We operate our vessels worldwide and, as a result, our vessels are exposed to international risks.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	If our vessels call on ports subject to U.S. restrictions, the market for our securities could be adversely affected.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Maritime claimants could arrest our vessels, which would have a negative effect on our business.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increased demand for and supply of vessels fitted with exhaust gas scrubbers could reduce demand for the portion of our fleet not equipped with scrubbers.
●	We may not realize the anticipated benefits of our proposed investment in scrubbers.
●	Technological innovation could reduce our charter hire income and the value of our vessels.
●	Public health threats could have an adverse effect on our business and results of operation.
●	If labor or other interruptions are not resolved, they could have a material adverse effect on our business.
●	We will be required to make substantial capital expenditures to expand and maintain our fleet, which will depend on our ability to obtain additional financing.
●	We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.
●	If we do not acquire suitable vessels or shipping companies or successfully integrate any acquired vessels or shipping companies, we may not be able to effectively grow.
●	Our ability to grow may be adversely affected by our dividend policy.
●	Delays in vessel deliveries, cancellations of vessel orders or the inability to complete vessel acquisitions could harm our results of operations.
●	Delays in the delivery of and installation of new vessel equipment could result in significant vessel down-time and adversely affect our results of operations.
●	The timing of any drydockings during peak market conditions could adversely affect the level of our profitability.

●	If we purchase and operate second-hand vessels, we will be exposed to increased operating costs and these vessels could adversely affect our ability to obtain profitable charters.
●	An increase in operating, voyage or other expenses due to increased inflation or otherwise may decrease our earnings and cash flows.
●	We may be unsuccessful in competing in the international tanker market.
●	The loss of any key customers could result in a significant loss of revenues and cash flow.
●	Charterers may terminate or default on their charters.
●	Our ability to obtain additional debt financing may depend on the performance of charters and the creditworthiness of our charterers.
●	Debt and other obligations may limit our ability to obtain financing and pursue other opportunities.
●	Servicing our current or future indebtedness and lease obligations limits available funds and if we cannot service our debt, we may lose our vessels.
●	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us.
●	Our credit facilities and lease arrangements contain restrictive covenants.
●	Failure to maintain an effective system of internal control over financial reporting could affect our ability to accurately report our results and prevent fraud.
●	We may be required to make additional insurance premium payments.
●	Our investments in Element 1 Corp. and e1 Marine involve a high degree of risk.
●	We are subject to complex laws and regulations which can adversely affect our business.
●	Climate change and greenhouse gas restrictions may adversely affect our operating results.
●	Increasing scrutiny and changing expectations about Environmental, Social and Governance or ESG policies may impose additional costs on us or expose us to additional risks.
●	Efforts to comply with regulations regarding ballast water discharge may adversely affect our results of operation and financial condition.
●	If we fail to comply with international safety regulations, we may be subject to increased liability and may result in a denial of access to, or detention in, certain ports.
●	Failure to comply with data privacy laws could harm customer relationships and expose us to claims and fines.
●	Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.
●	Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.
●	Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
●	It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.
●	The amount of our quarterly dividend will vary from period to period, and we may not be able to pay dividends.
●	Anti-takeover provisions in our articles of incorporation and bylaws documents could adversely affect the market price of our common shares.
●	We may be required to redeem our outstanding shares of Series A Preferred Stock or to pay dividends on such shares at an increased rate.
●	U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.
●	We may have to pay tax on U.S. source shipping income, which would reduce our earnings.
●	Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
●	Our business depends upon key members of our senior management team.
●	Future sales of our common shares could cause the market price of our common shares to decline.

●	Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. In addition, from 2015 to 2019 high refined product inventory levels, continued supply of new vessels, and oil price volatility and trading levels contributed to low charter rates in the tanker industry. As of March 14, 2024, one of our vessels was on time charter, and 25 of our vessels, including three chartered-in vessels, were operating in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a loss.

The conflict in Ukraine has significantly increased tanker demand and rates by reordering global oil trading patterns, including the rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates. Although the Hamas-Israel war so far has not had a direct material effect on the tanker industry, since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses.

Further escalation, or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services, and our business, results of operations, financial condition and cash flows.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and demand for our services, our business, results of operations and financial condition may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Russia’s invasion of Ukraine, the Hamas-Israel war, continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets and may adversely affect demand for our services. In addition, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Uncertainty in global financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Acts of terrorism and piracy have also affected vessels trading in regions such as the West of Africa, South China Sea, South-East Asia, the Gulf of Guinea and the Gulf of Aden, including off the coast of Somalia. There also has been an increase in risks associated with the Straits of Hormuz due to Iranian activity. Any of these occurrences could have a material adverse impact on our business, results of operations and financial condition.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries imposed sanctions against Russia. The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate. Any further sanctions imposed, or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, such as restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand which, could have a material adverse impact on our business, results of operations and financial condition.

We rely on our information systems to conduct our business, and failure to protect these systems against cyber-attacks, viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, and aspects of the control and operation of our vessels, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on what we believe are industry accepted security measures and technology in seeking to secure confidential and proprietary information maintained on our information systems and to protect our assets. However, these measures and technology may not adequately prevent security breaches or cyberattacks.

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyberattacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing clients to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our brand, and increase our costs.

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

Global financial markets and economic conditions have been, and continue to be, volatile. In recent years the global economy has faced challenges related in part to inflationary pressures and higher interest rates. In the last economic downturn, operating businesses in the global economy faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There was a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it was negatively affected by this decline.

In addition, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of borrowing funds during the last economic downturn increased as many lenders increased interest rates, enacted tighter lending standards, refused to refinance existing debt on similar terms and, in some cases, ceased to provide funding to borrowers. Due to these factors, additional financing when needed may not be available if needed by us on acceptable terms or at all. If additional financing is not available when needed or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional acquisitions or otherwise take advantage of business opportunities as they arise.

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

As of March 14, 2024, 25 of our vessels, including three chartered-in vessels, were operating directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the particular voyage charters. We may employ in the spot charter market additional vessels that we may acquire or charter-in in the future. When we employ a vessel in the spot charter market, we generally intend to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. If spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness and finance lease obligations. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

As of December 31, 2023 we had $268.0 million in liquidity available, with cash and cash equivalents of $46.8 million and amounts available and undrawn under our revolving credit facilities of $221.2 million. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, lease payments, dividends on our shares of preferred stock, dividends on our shares of common stock, scheduled repayments of long-term debt and finance lease obligations, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities. Our existing long-term debt facilities and certain of our finance leases require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt.

The required minimum cash balance as of December 31, 2023, was $18.75 million. Should we not meet this financial covenant or other covenants in our debt facilities, whether due to market volatility that reduces our liquidity or other factors, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing arrangements could also result in foreclosure on any of our vessels and other assets securing the related loans or a loss of our rights as a lessee under our finance leases.

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

As of December 31, 2023, we had $91.1 million in aggregate principal amount of outstanding indebtedness and finance lease obligations that bear interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future. Increases in prevailing interest rates would increase the amounts that we would have to pay to our lenders and financing lessors, if the outstanding principal amount were to remain the same, and our net income and cash flows would decrease. Interest rates increased substantially since early 2022. Although they have plateaued in recent months, they remain significantly higher than rates in 2021.

From time-to-time we may determine to enter into interest rate swap agreements in order to hedge a portion of the interest rate risk of our variable rate debt, finance leasing and other financial arrangement obligations. Our financial condition could be materially adversely affected at any time of increasing interest rates during which we have not entered into such fixed interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our variable-rate debt facilities, financing leases and any other financing arrangements we may enter into in the future. Likewise, our financial condition could be adversely affected at any time of decreasing interest rates during which we have entered into such fixed interest rate hedging arrangements. We cannot provide assurances that any hedging activities that we enter into will mitigate our interest rate risk from variable-rate obligations, if at all.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. The global newbuilding orderbook for product tankers equaled approximately 10.6% of the global product tanker fleet as of March 14, 2024. If the supply of product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

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

Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, oil products and chemicals, including competition from alternative energy sources. Past slowdowns of world economies, including that of the U.S., have resulted in reduced consumption of oil and oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our results of operations and may limit our ability to expand our fleet.

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

These sorts of events, as well as the emergence of epidemics or pandemics, could interfere with shipping routes and result in market disruptions, which may reduce our revenue and increase our expenses. Our worldwide operations also expose us to the risk that an increase in restrictions on global trade will harm our business. The rise of populist or nationalist political parties and leaders in the United States, Europe and elsewhere may lead to increased trade barriers, trade protectionism and restrictions on trade. The adoption of trade barriers and imposition of tariffs by governments may reduce global shipping demand and reduce our revenue.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Sea piracy incidents continue to occur, particularly in the South China Sea, the Strait of Malacca, the Indian Ocean, the Arabian Sea, off the coast of West Africa, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, with tankers particularly vulnerable to such attacks. If piracy or other attacks on vessels result in the characterization of regions in which our vessels are deployed as “war risk” zones or Joint War Committee “war and strikes” listed areas by insurers, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.

In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Increased demand for and supply of vessels fitted with exhaust gas scrubbers to comply with IMO sulfur reduction requirements could reduce demand for the portion of our fleet not equipped with scrubbers and expose us to lower vessel utilization and decreased charter rates.

As of March 14, 2024, owners of approximately 19.8% of the worldwide fleet of tankers with capacity over 10,000 dwt had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements--generally larger ships--are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels without scrubbers installed may be reduced and our ability to re-charter such vessels at competitive rates may be impaired, which may have a material adverse effect on our business, operating results and financial condition.

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

Public health threats, including pandemics, epidemics and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases, such as Covid-19, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, many countries, ports and organizations, including those where we conduct a large part of our operations, may implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics and other public health crises may result in a significant decline in global demand for refined oil products, as was the case during the Covid-19 pandemic. As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport has and could continue to adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crises may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

If labor or other interruptions are not resolved in a timely manner, they could have a material adverse effect on our business.

We, indirectly through our technical manager, employ masters, officers and crews to operate our vessels, exposing us to the risk that industrial actions or other labor unrest may occur. A significant portion of the seafarers that crew our vessels are employed under collective bargaining agreements. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, we will incur significant maintenance and capital costs for our current fleet and any additional vessels we acquire. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel is between $1.1 million and $1.5 million, depending on the size and condition of the vessel and the location of drydocking relative to the location of the vessel.

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

As of March 14, 2024, one of our vessels was employed under a fixed-rate time-charter agreement. To the extent our vessels are subject to medium or long-term time charters at any time, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired assets and operations into existing infrastructures. The expansion of our fleet and business may impose significant additional responsibilities on our management and staff, and the management and staff of our technical manager, and may necessitate that we, and they, increase the number of personnel to support such expansion. We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with such growth plans.

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

In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depends on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to co-ordinate delivery and installation in line with vessel drydockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of drydock days and adversely impact our results of operations.

We may not realize all of the anticipated benefits of our proposed investment in scrubbers.

As of December 31, 2023, we have retrofitted four of our vessels with exhaust gas cleaning systems, or scrubbers, and we plan to install scrubbers on additional vessels during 2024. The scrubbers are intended to enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. The total estimated investment for these systems, including estimated installation costs, is approximately $2.0 million per vessel.

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

As of March 14, 2024, one of our vessels was employed under a fixed rate time charter agreement. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all costs associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

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

We have derived, and we may derive in the future, a significant portion of our revenues and cash flow from a limited number of customers. For example, two charterers accounted for 10% or more of our consolidated revenue for the year ended December 31, 2022. No customer accounted for 10% or more of our consolidated revenue during the year ended December 31, 2023. The identity of customers which may account for 10% or more of our revenue may vary from time to time.

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

As of December 31, 2023, we had $91.1 million in aggregate principal amount of outstanding indebtedness and finance lease obligations. This amount is substantially lower than the amount of such indebtedness and obligations in prior years. In the future we may enter into new debt arrangements, issue debt securities or incur additional finance lease obligations or assume debt as part of acquisitions. Higher levels of debt and lease obligations could have important consequences to us, including the following:

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

Borrowing under our existing credit facilities and obligations under our lease arrangements typically require us to dedicate a significant part of our cash flow from operations to paying principal and interest on our indebtedness under such facilities or obligations under our finance lease arrangements, and we intend to incur additional debt in the future. These payments limit funds available for working capital, capital expenditures and other purposes.

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

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

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

We receive insurance coverage for tort liability, including pollution-related liability, from protection and indemnity associations. We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our manager, as well as the claim records of other members of the protection and indemnity associations. In recent years, the shipping industry has been experiencing significant increases in premiums for coverage by protection and indemnity associations.

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

Increasing scrutiny and changing expectations from certain investors, lenders and other market participants with respect to Environmental, Social and Governance, or ESG policies may impose additional costs on us or expose us to additional risks.

In recent years companies across nearly all industries were facing increasing scrutiny relating to their ESG policies, although this scrutiny more recently has encountered greater resistance. Certain investor advocacy groups, institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and, place significant importance on the implications and social cost of their investments. Diminished access to capital could hinder our growth. Companies that do not adapt to or comply with the evolving expectations and standards of these investors, lenders or other industry shareholders or companies which are perceived to have not responded appropriately to concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and share price may be adversely affected.

We may face increasing pressures from certain investors, lenders and other market participants to the extent they are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required or determine that it is appropriate to implement more stringent ESG procedures or standards so that interested existing and future investors remain invested in us and make further investments in us, especially given our business of transporting refined petroleum products.

In addition, the U.S. Securities and Exchange Commission (the “SEC”) has increased its focus on climate-related and other ESG-related disclosures by public companies, including by: forming a Climate and ESG Task Force in 2021; commencing several ESG disclosure-related enforcement actions; and proposing new rules that would require extensive additional ESG-related disclosure by public companies, including us.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act  (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”)  develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years.

On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA.  On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule.  The public comment period for the proposed rule ended on December 18, 2023.

Once EPA finalizes the rule (possibly by the third quarter of 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict. For example, the EU’s 2018 General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights and the People’s Republic of China’s 2021 Personal Information Protection Law (“PIPL”), containing similar provisions. These  and similar laws include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area, insofar as they may apply to our business operations, could result in legal liability or impairment to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.

We manage our cash through various financial institutions. Substantially all of our cash and cash equivalents are currently held in ABN and Nordea, and in short-term money market funds managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. A collapse or bankruptcy of one of the financial institutions in which or through which we hold or invest our cash reserves--or rumors or the appearance of any such potential collapse or bankruptcy--might prevent us from accessing all or a portion of our cash and cash equivalents for an uncertain period of time, if at all. As demonstrated in recent years, the collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash and cash equivalents could adversely affect our liquidity, results of operations and ability to meet our obligations.

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

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”.

Effective as of October 17, 2023, the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes.

If any jurisdiction in which we operate is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands or Bermuda, our business could be harmed.

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

The amount of quarterly dividends we may pay under our dividend policy will vary from period to period, and we may be unable to pay dividends on our common shares.

In November 2022, we announced a new dividend policy, under which we currently pay a variable quarterly cash dividend on shares of our common stock equal to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, write-off of deferred finance fees, and solely for purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items).

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

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of us or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events specified in the statement of designation relating to the Series A Preferred Stock. The applicable redemption price would range between (a) 103% of the then applicable liquidation preference per share plus any accumulated and unpaid dividends through the redemption date and (b) 100% of the then applicable liquidated preference per share plus any accumulated and unpaid dividends through the redemption date, depending upon when the redemption occurred. If we were to fail to redeem all the Series A Preferred Stock elected to be redeemed following a change of control, the dividend rate payable on unredeemed shares would automatically increase to 15.0% per annum. The occurrence of other events specified in the statement of designation for the Series A Preferred Stock may also result in increases in the dividend rate of the preferred shares, up to a maximum of 15.0% per annum. As of December 31, 2023, there were 40,000 shares of Series A Preferred Stock outstanding, with an aggregate liquidation preference of $40.0 million, excluding any accrued and unpaid dividends.

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

We expect to take the position that we qualify for this statutory exemption for U.S. federal income tax return reporting purposes for our 2023 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in certain jurisdictions in which we operate, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organization for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment.  Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. In certain jurisdictions, qualifying international shipping income is exempt from many aspects of this framework if the applicable exemption requirements are met.

It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

The issuance by us of additional securities of equal or senior rank to our common stock may have the following effects:

●	our existing shareholders’ proportionate ownership interest in us may decrease;
●	the amount of cash available, if any, for dividends or interest payments may decrease or the amount of per share dividends under our dividend policy may decrease;
●	the relative voting strength of previously outstanding securities may be diminished; and
●	the market price of our securities may decline.

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

Item 4. Information on the Company

A. History and Development of the Company

Ardmore Shipping provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As of March 14, 2024, our fleet consists of 22 owned vessels and four chartered-in vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering of our common stock.

We have 78 wholly owned subsidiaries, the majority of which represent single ship-owning companies for our fleet, one 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to our fleet, one 33.33%-owned joint venture entity and one 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

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

We are an integrated shipping company. Our fleet is technically managed by a combination of ASSIL and our 50% owned joint venture AASML. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

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

In terms of our industry, commodity markets remain subject to heightened levels of uncertainty in connection with Russia’s invasion of Ukraine, which could give rise to regional or broader instability and has resulted in significant economic sanctions by the U.S., European nations and other countries which, in turn, could increase uncertainty with respect to global financial markets and production from OPEC and other oil producing nations. Although the Hamas-Israel war so far has not had a direct material effect on the tanker industry, since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation, or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business.

We expect continued demand from ongoing trends such as refined product draws and disruption and trading activity creating longer voyages getting refined products to markets, where needed. We expect continued product tanker demand growth in the year ahead, with global economic growth and refinery activity away from points of consumption offsetting the initial impact of energy transition.

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

Fleet List

As of March 14, 2024, our fleet consists of 22 owned vessels, including 21 Eco-design and 1 Eco-mod vessel and four chartered-in vessels, all of which are in operation. The average age of our owned vessels at March 14, 2024, was 9.8 years.

Vessel Name	Type	Dwt Tonnes	IMO(1)	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product	49,999	—	Jun-10	Japan	SG	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	22	973,181

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

In addition, we view our ETP as being consistent with, and as an extension of, our business strategy; it builds on our core strengths, and we intend to play a leading role in moving toward true sustainability as a tanker company.  The basic framework of our ETP is as follows:

●	We are in the business of liquid bulk transportation, and over time we anticipate that our activity will migrate more toward non-fossil fuel cargoes for which demand is expected to grow along with the global economy. During the year ended December 31, 2023, 12.5% of our business included the transportation of non-fossil fuel cargo.

●	In keeping with our “eco mod” philosophy, we believe there is significant opportunity in our industry for continued improvement in fuel efficiency, as well as early adoption of transition and zero carbon fuels, and that we can play a role in assisting others through partnerships.

●	We believe that many of our customers have similar incentives to decarbonize their supply chains and will approach this through close collaboration with shipping companies possessing the mindset and expertise to assist them in achieving their aims.

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

As of December 31, 2023, we employed 56 full-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, approximately 778 seafarers serve our fleet, including 412 officers and cadets and 366 crew.

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

The Russia-Ukraine conflict, which started in February 2022, has led to a change in trade patterns for both crude oil and products with trades shifting from Russia-Europe to Asia-Europe, Middle East-Europe, U.S. Gulf-Europe. This has led to increased tonne-mile demand. The tanker market has also benefited from recovery in demand as economies started emerging from the impact of COVID-19. Recent geopolitical and climate related events in the Red Sea and Panama Canal have further added to voyage distances and increased product tanker tonne-mile demand.

Global seaborne tanker trade grew 3.2% per annum in 2022 and 2023, driven by robust oil demand and increased chemical trade. Oil demand benefited from the post-COVID-19 rebound in China’s oil consumption and a healthy growth in demand in developing countries of Asia and Latin America. Firm demand for vegoils from India and China strengthened the chemical tanker trade.

Between 2018 and 2021, seaborne trade fell at an annual rate of 4.2% for crude oil and 1.8% for oil products, whereas it grew at an annual rate of 1.7% for chemicals. The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products, and chemicals fell 9.1% to 3,105 million tons in 2020. Crude oil trade declined 9.4% and oil products trade declined 10.1% during the same period. Seaborne trade bounced back in 2021 as global oil demand increased 5.6 mbpd, fueled by robust economic growth, rising vaccination rates, and higher mobility levels.

Lower demand growth, weak economic growth in Europe and capacity expansions in Asia - the key demand hub for chemicals is likely to reduce seaborne trade growth to 1.2 mbpd in 2024. However, product tanker earnings are expected to be resilient due to a favorable supply-demand balance, which along with longer voyage distances, should keep tonnage utilization high in 2024.

World Seaborne Tanker Trade Volumes

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2013	1,920	-3.4%	904	5.3%	252	5.1%	3,077	-0.3%	3.5%
2014	1,904	-0.9%	914	1.1%	252	-0.1%	3,070	-0.2%	3.6%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	283	5.8%	3,447	3.6%	3.8%
2018	2,116	-0.2%	1,055	1.1%	293	3.4%	3,463	0.5%	3.6%
2019	2,080	-1.7%	1,036	-1.8%	300	2.4%	3,415	-1.4%	2.8%
2020	1,885	-9.4%	931	-10.1%	289	-3.6%	3,105	-9.1%	-3.1%
2021	1,858	-1.4%	999	7.3%	311	7.5%	3,168	2.0%	5.9%
2022	1,955	5.2%	1,015	1.6%	301	-4.0%	3,271	3.2%	3.4%
2023*	2,033	4.0%	1,025	1.0%	319	6.2%	3,377	3.2%	3.0%
2024F	2,047	0.7%	1,043	1.7%	307	-3.8%	3,397	0.6%	2.9%

* Provisional estimates

Note: Provisional number. Historical trade numbers have been revised based on changes in the number of reported countries, change in trade estimates for some of the reported countries, etc.

Source: Drewry, IMF

The Product Tanker Industry

While crude tankers transport crude oil from points of production to points of consumption (typically oil refineries in consuming countries), product tankers can carry both refined and unrefined petroleum products, including some crude oil, as well as fuel oil and vacuum gas oil (often referred to as ‘dirty products’) and gas oil, gasoline, jet fuel, kerosene, and naphtha (often referred to as ‘clean products’). Tankers with no IMO certification, but with coated cargo tanks are designed to carry clean products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable of carrying both clean products and chemicals/vegetable oils and fats. Given the facts mentioned above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic meters (“cbm”) is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cbm is normally categorized as a chemical tanker.

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

Growth in oil demand and changing trade patterns have altered the structure of the tanker market in recent years. New technologies, such as horizontal drilling and hydraulic fracturing, triggered a shale oil revolution in the U.S., and in 2013, for the first time in the past two decades, the U.S. produced more oil than it imported. In view of the rising surplus in oil production, the U.S. Congress lifted a 40-year-old ban on crude oil exports in 2015, which was put in place after the Arab oil embargo in 1973, thereby allowing U.S. oil producers access to international markets.

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

U.S. crude exports averaged 3.0 mbpd in 2019, inching up further in 2020 to 3.2 mbpd. Despite, the outbreak of COVID-19 and the steep decline in crude oil prices in 2020, the U.S. crude exports remained strong, in part due to the China-U.S. phase one trade deal. Additionally, demand from Europe also rose, driven by the continued fall in production of key European crude grades. U.S. crude exports declined 7.6% to 3.0 mbpd in 2021 due to lower crude oil production as drilling activity declined due to the COVID-19 led demand slump. However, exports increased by about 20.7% in 2022 to 3.6 mbpd and 12.4% in 2023 to 4.0 mbpd on account of higher demand of U.S. crude oil following sanctions on Russia’s exports of crude oil, the U.S.’s massive release of oil from emergency reserves and increased U.S. crude oil production.

Although exports of products collapsed in April-May 2020 due to lockdown restrictions, they recovered quickly in the following few months. U.S. product exports grew 12.5% on average to 3.8 mbpd in 2021 with recovery in oil demand. U.S. product exports continued to increase in 2022 on account of lower inventories, higher demand, and disruption in trade flows following the commencement of the Russia-Ukraine conflict in February 2022. U.S. product exports remained almost flat in 2023 due to almost flat refinery throughput and rising domestic demand.

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

Between 2010 and 2019, refinery throughput in the OECD Americas and OECD Asia Oceania increased 6.5% and 1.5% to 19.1 mbpd and 6.8 mbpd respectively, whereas refining throughput in OECD Europe declined 0.5% to 12.2 mbpd.

Cumulatively, this resulted in OECD’s refining throughput of 38.1 mbpd in 2019, totaling 46.6% of global refinery throughput. However, in 2020 OECD refinery throughput declined by 13.4% to 33.1 mbpd and accounted for 44.5% of the global refinery throughput. The demand destruction due to the pandemic led to a decline in refining activity in almost every region except China. After a record drop in 2020 global refinery runs gathered steam in 2021 with improvement in oil demand, high prices led to drawdowns in inventory of refined products, limiting the gains in refinery runs to some extent. In 2022 and 2023, refinery throughput continued to increase globally, mainly driven by Chinese refineries, which benefited from new plants that came online and strong domestic demand.

Refinery Throughput (1) 2012-October 2023

(‘000 Barrels Per Day)

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023*
OECD Americas	18,492	18,934	18,850	18,960	19,290	19,400	19,100	16,500	17,800	18,700	18,700
OECD Europe	11,304	11,232	11,900	11,920	12,300	12,100	12,200	10,700	11,000	11,500	11,400
OECD Asia Oceania	6,720	6,652	6,700	6,890	7,200	7,000	6,800	5,800	5,800	6,100	5,900
FSU	6,831	7,069	6,850	6,880	6,880	7,000	6,800	6,400	6,700	6,400	6,600
Non-OECD Europe	559	557	500	500	570	600	600	400	400	500	500
China	10,427	10,864	10,400	10,790	11,830	12,000	13,000	13,400	14,400	13,700	15,000
Other Asia	8,588	8,541	10,000	10,380	10,440	10,600	10,300	9,300	9,600	10,300	10,500
Latin America	4,589	4,545	4,550	4,200	3,830	3,500	3,200	3,000	3,200	3,400	3,600
Middle East	6,202	6,501	6,450	6,810	7,520	8,000	7,700	6,800	7,600	8,100	8,500
Africa	2,182	2,255	2,250	2,090	1,920	2,100	2,000	2,000	1,900	1,800	1,600
Total	75,894	77,150	78,450	79,420	81,780	82,300	81,700	74,300	78,400	80,500	82,300

*Provisional estimates

Source: IEA

(‘000 Barrels Per Day)

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

Nearly 0.75 mbpd of new refining capacity in Africa, 0.22 mbpd in China and 0.12 mbpd in the Middle East are scheduled to come online in 2024 with nearly 0.60 mbpd of existing refinery capacity in OECD countries expected to be phased out. From 2024 to 2028, the anticipated additions to refinery capacity (illustrated in the chart below) is 3.3 mbpd, or 3.3% of the global refinery capacity at the end of 2023.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

2.00
1.50
1.00
0.50
0.00
-0.50
OECD America
OECD Europe
OECD Asia Oceania
FSU
Non-OECD Europe
China
Other Asia
Latin America
Middle East
Africa
2023
2024
2025
2026
2027
2028

(1)Assumes all announced plans go ahead as scheduled

Source: IEA

In developed economies, refinery capacity is on the decline – a trend that is likely to continue as refinery development plans are concentrated in areas such as Asia and the Middle East or close to oil-producing centers where the new capacities coming on stream are primarily for exports. These new refineries are more competitive as they can process sour crude oil and are technically more advanced as well as more environmentally friendly compared with existing refineries in Europe, and other developed economies. Chinese and Indian refinery capacities have grown at faster rates than any other global region in the last decade on the back of strong domestic oil consumption and the construction of export-oriented refineries. From 2013 to 2023, Chinese refining capacity increased 30.2%, while the growth for India was 26.7% (see chart below).

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

Product tanker tonne-mile demand recovered in 2021 following the re-opening of several large economies. In 2022, product tanker tonne-mile demand grew 5% YoY mainly due to changes in trade patterns relating to long-haul Europe-Asia/Middle East trade due to the Russia-Ukraine conflict and EU Refined Product Embargo. In 2023, product tanker ton-mile demand benefited from higher oil demand and the continued impact of changes in trade patterns. Generally, the growth in products trade and product tanker demand is more consistent and less volatile than in crude oil trade.

Seaborne Product Trade and Tonne-Mile Demand

* Provisional estimates

Source: Drewry

Product Tanker Supply

The global product tanker fleet is classified as any non-stainless steel/specialized tanker between 10,000 dwt and 55,000 dwt, as well as coated and other ‘product-capable’ vessels over 55,000 dwt. As of December 31, 2023, the world product tanker fleet consisted of 3,238 vessels with a combined capacity of 188.4 million dwt.  MR vessels account for 57.5% of the product tanker fleet with a total capacity of 108.3 million dwt.

As of December 31, 2023, the MR product tanker orderbook was 162 vessels totaling 8.0 million dwt. The MR orderbook as a percentage of the existing MR fleet, in terms of dwt, was 7.4% compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 2.1 million dwt of MR product tankers are due for delivery in 2024, a further 3.5 million dwt in 2025 and 2.2 million dwt in 2026. Approximately 69.7% of the vessels on order in the MR category are scheduled to be delivered in 2024 and 2025, which will increase the MR fleet by 5.2%, assuming no vessel is scrapped. Current estimates suggest that approximately 62.1% of the entire existing product tanker order book is scheduled for delivery in 2024 and 2025, adding 14.4 million dwt to the total fleet.

The other factor that will affect future supply is demolition activity. The volume of scrapping is primarily a function of the age profile of the fleet, scrap prices in relation to the current and prospective charter market conditions, operating, repair and survey costs, and environmental regulations. Following low scrapping activity in 2019 and 2020, demolition surged in 2021 in response to relatively weak crude and product tanker earnings with 143 tankers totaling 13.6 million dwt sold to scrapyards (including 52 MR tankers totaling 2.2 million dwt). High tanker rates in 2022 curbed demolitions with 96 tankers totaling 5.1 million dwt demolished (including 25 MR tankers totaling 1.0 million dwt). High freight rates kept the demolitions muted in 2023 with 18 tankers totaling 0.8 million dwt demolished (including 9 MR tankers totaling 0.4 million dwt).

The impact of the Energy Efficiency Existing Ship Index (“EEXI”) and the Carbon Intensity Indicator (“CII") regulations is still unclear at this stage. These regulations may squeeze tonnage availability as shipowners may have to modify engines and slow steam to comply. In addition, these regulations may also lead to increased scrapping and fleet renewal.

World Tanker Fleet and Orderbook: December 31, 2023

							Orderbook Delivery
Vessel Type/Class	Fleet			Orderbook			Schedule (M Dwt)
	Number	M Dwt	Size dwt	Number	M Dwt	% Fleet Dwt	2024	2025	2026	2027+
ULCC/VLCC	908	279.7	200,000+	23	7.2	2.6%	0.9	1.2	3.4	1.6
Suezmax	642	100.8	125,000-199,999	67	10.5	10.4%	1.3	4.2	4.2	0.8
Aframax (Uncoated)	695	76.5	85,000-124,999	27	3.1	4.1%	1.3	0.7	0.6	0.6
Panamax (Uncoated)	72	5.0	55,000-84,999	2	0.1	2.6%	0.0	0.0	0.1	0.0
Crude Tankers	2,317	462.1		119	20.9	4.5%	3.4	6.2	8.4	2.9

Large Range 3 (LR3)	19	3.0	125,000-199,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
Large Range (LR2)	438	48.3	85,000-124,999	113	13.0	26.8%	2.1	5.9	3.8	1.3
Large Range 1 (LR1)	394	28.8	55,000-84,999	28	2.1	7.4%	0.0	0.8	1.0	0.3
LR Product Tankers	851	80.1		141	15.1	18.8%	2.1	6.7	4.8	1.6

Coated IMO 2	1,194	55.0	25,000-54,999	84	4.1	7.5%	1.0	1.8	1.3	0.0
Coated IMO 3 & Non IMO Coated/Uncoated	1,193	53.3	25,000-54,999	78	3.9	7.3%	1.2	1.7	0.9	0.3
Total MR	2,387	108.3		162	8.0	7.4%	2.1	3.5	2.2	0.3

Small Range	1,049	15.6	10,000-24,999	61	1.0	6.7%	0.2	0.6	0.3	0.0
Stainless Steel Tankers	835	18.6	10,000+	82	1.9	10.1%	0.8	0.6	0.3	0.2
Total All Tankers	7,439	684.7		565	47.0	6.9%	8.6	17.5	15.9	4.9

Source: Clarksons Research, Drewry

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

IMO 2020 Regulation on Low Sulfur Fuel

IMO 2020 regulations on low sulfur fuel came into force on January 1, 2020. For many years, high sulfur fuel oil (“HSFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but has a high sulfur content and is the reason that maritime shipping accounted for 8% of global emissions of sulfur dioxide (“SO2”) prior to 2020, a significant source for acid rain as well as respiratory diseases. According to the IMO, sulfur oxide emissions were estimated to decline 77% (annual reduction of about 8.5 million metric tonnes) annually after the implementation of the IMO 2020 regulations.

In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely considered: 1) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel, and 2) scrubber retrofitting activity. Scrubbers are exhaust gas cleaning systems which remove sulfur oxide from the exhaust gases of the ship’s engines and boilers, enabling ships fitted with them to continue to use heavy fuel oil. While the spread between very low-sulfur fuel and high-sulfur fuel was high in the initial few months of 2020, the spread declined towards the end of 2020 as the availability of the compliant fuel was not an issue due to the reduced demand and increased supply across major bunkering ports.

Overall, the installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low bunker prices. However, the recent increase in crude oil prices since June 2021 and corresponding widening in the spread supports the economic rationale for a scrubber investment.

EU ETS and FuelEU

In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System (“EU ETS”) and the FuelEU Maritime Initiative. Shipping emissions will be phased into the EU ETS gradually, starting in 2024, resulting in obligations to surrender allowances covering 40% of in-scope emissions in 2024, 70% in 2025 and 100% in 2026. The EU ETS will include 100% of emissions from voyages and port calls within the EU and 50% of emissions from voyages between an EU port and a non-EU country. In addition, Methane (CH4) and Nitrous oxide (N2O) will be included from 2026. The EU ETS provides rules regarding GHG intensity with respect to energy used on-board all ships arriving in the EU. It aims to reduce net GHG emission by at least 55% by 2030 and makes climate neutrality by 2050 legally binding. All ship owners trading in European waters will need to comply with these regulations.

The European Union's FuelEU Maritime Regulation, which will come into effect on January 1, 2025 establishes a framework for decarbonizing the maritime industry within the European Union and European Economic Area (EEA). It dictates mandatory reductions in the yearly average greenhouse gas (GHG) intensity of energy used aboard ships operating in these regions. This reduction applies to the vessel's entire energy lifecycle, encompassing "well-to-wake" emissions. This comprehensive approach includes emissions associated with fuel extraction, cultivation, production, transportation, and onboard usage.

Ships will be required to undertake a combination of initiatives in order to comply with the upcoming environmental regulations. These may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices as well as voyage optimization techniques. The emission control regulations could slow the speed of the vessels in the next few years. Consequently, this will lead to a reduction in the availability of ships and therefore, in the short- to medium-term, will benefit ship owners with younger fleets as charter rates should potentially increase.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments such as the Sea Cargo Charter, Poseidon Principles for ship finance banks and Poseidon Principles for Marine Insurance. In addition, there have been several industry-led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, the Global Centre for Maritime Decarbonization, and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

IMO GHG Strategy

At the MEPC 80 session in July 2023, the IMO revised its GHG emission reduction targets in line with the Paris Agreement, setting more ambitious targets compared to its 2018 initial GHG strategy. The organization now aims for net-zero emissions from the shipping industry by 2050. IMO has added two indicative checkpoints for GHG reduction – i) To reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30% in 2030, compared to 2008 and ii) To reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80% by 2040, compared to 2008. In addition, targets have been set for 2030: i) Reduction of CO2 emission per transport work, by at least 40% compared to 2008; and an uptake in zero or near-zero GHG emission fuels by at least 5% striving for 10%.

Achieving these targets will require a combination of setting energy efficiency requirements, energy saving technologies, and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets.

IMO-related uncertainty is a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possibly faster depreciation in asset values in the future. Some ship owners have decided to manage this risk by ordering LNG/methanol fueled ships to comply with stricter regulations that may be announced in future.

The IMO concluded MEPC 80, addressing the current GHG measures and an additional basket of mid-term measures, including an economic and technical measure. Details on these measures will be discussed further in the upcoming inter-sessional meetings held by the IMO. The economic measure is expected to come in the form of a GHG levy and the technical measure will introduce a Goal Based Fuel Standard (GFS), which will assess the fuels that are used onboard on a life cycle basis according to the life cycle GHG intensity of marine fuels (LCA) guidelines. Both measures are expected to be implemented in 2027.

EEXI and CII

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and came into force on November 1, 2022, with the requirements for EEXI (Energy Efficiency Existing Ship Index) and CII (Carbon Intensity Indicator) certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest.

EEXI is a technical measure and applies to ships above 400 GT. It is a design parameter that assesses the potential carbon intensity of the vessels. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index (“EEDI”) baseline). As per Drewry’s analysis, most vessels will have to undergo Engine Power Limitation (EPL) to comply with the design parameter required by EEXI regulation. EPL will cap the maximum speed at which the vessel can operate. Since the vessel operating speeds in 2022 were lower than the maximum speed after EPL, it is unlikely that the EEXI regulation will have a significant impact on vessel operations.

CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D, or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (“SEEMP”). A ship rated D for three consecutive years or E would have to submit a corrective action plan to show how the required index (C or above) could be achieved. To reduce carbon intensity, ship owners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. Other options to improve energy efficiency include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion systems. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.

As CII ratings for 2023 will be declared after March 31, 2024, which is the deadline for the submission of emission data, a lag is expected in the effect of the CII rating and major changes in operations are not expected until 2023 CII ratings are declared. These regulations may squeeze tonnage availability as shipowners may have to modify engines and slow steam to comply. In addition, these regulations may also lead to increased scrapping and fleet renewal. Meanwhile, the share of alternative-fuel capable vessels in the orderbook continues to increase as shipowners aim for a more efficient fleet.

Alternative Fuels for Shipping

The IMO aims for net-zero emissions from the shipping industry by 2050. This can’t be achieved with existing fuels and so has encouraged innovation in alternative fuels.

The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo while LNG is used as a fuel in LNG vessels and also in other vessels. While Hydrogen is in the initial stages of development as a marine fuel, Ammonia as a marine fuel is making slow progress due to skepticism regarding its toxicity.

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

Energy Transition

Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 81.8% in 2022 with the share of oil declining from about 33% in 2011 to 31.6% in 2022. The energy transition from fossil fuel-based energy to renewable sources of energy is currently underway and has received a boost from the accelerated sales of electric vehicles (“EVs”). As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will impact global oil demand going forward but the demand for naphtha and jet fuel is likely to remain robust and will be a key driver of global trade in crude and refined petroleum products.

The Product Tanker Freight Market

Following a period of strong TCE rates in 2015 as a result of longer voyage distances due to additional refining capacity in Asia, the surge in newbuild deliveries in 2016 had a negative impact on vessel earnings, with average freight rates in the spot and one-year time charter markets falling to $9,767 per day and $15,125 per day, respectively.

Another round of newbuilding deliveries in 2017 had an adverse effect on supply-demand dynamics, and freight rates for product tankers declined further. In 2017, the average one-year time charter rate for MR tankers was $13,188 per day, while on a spot TCE basis, the average rate during 2017 was $9,158 per day. The product tanker market remained weak in 1H 2018 and started to recover in 2H 2018 as the supply demand dynamics improved on the back of high demolitions in 2017-18, resulting in a small increase in spot TCE rates, which averaged $9,299 per day.

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

In 2020 the tanker market underwent unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil and refined products. Accordingly, spot TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers increased 131% from $19,289 per day in February 2020 to $44,618 per day in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to a continuous decline in vessel earnings in the latter half of the year as several vessels locked-in for floating storage re-joined the trading fleet. As a result, in 2020 spot TCE rates and one-year time charter rates for MR tankers averaged $18,551 per day and $14,879 per day, respectively. In 2021, freight rates declined on account of inventory de-stocking and more vessels joining the trading fleet from floating storage.

The outbreak of the conflict in Ukraine in 2022 significantly impacted the global tanker market. The imposition of a price cap on Russian crude oil and refined products triggered a major shift in trade patterns, particularly for refined products originating from Russia. These products began flowing towards alternative destinations like Turkey and Brazil, deviating from their previously established routes. This shift in trade patterns resulted in a surge in tonne-mile demand, which subsequently provided substantial support to freight rates within the tanker market. Increased oil demand and a continued shift in trade patterns supported freight rates in 2023.

In January 2024, spot rates got a boost due to Red Sea disruptions with many Europe-bound tankers avoiding the Suez Canal and being diverted to a significantly longer route via the Cape of Good Hope.

Freight rates continued to be robust in 2023 as short-haul trade between Europe and Russia was replaced by long-haul trade between Europe and the Middle East/U.S. following the Russia-Ukraine crisis. The trend in MR spot and time charter rates from January 2012 to December 2023 is shown in the chart below.

MR Product Tanker Freight Rates

(U.S.$ Per Day)

Source: Drewry

It should be noted that these rates are based on standard five-year old MR vessels, and there is some evidence that modern fuel-efficient vessels with ‘Eco’ specifications are commanding an additional premium of up to 10% over freight rates realized by these vessels.

Asset values

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices increased significantly between 2003 and early 2008, primarily as a result of increased tanker demand and rising freight rates. After reaching a peak in 2008, newbuild prices largely followed a declining trend during 2008-2020 on account of lower tanker demand and the fall in freight rates. However, increased newbuild prices in 2021, despite weak vessel earnings, was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors. Newbuilding prices also increased in 2022 due to the higher cost of raw materials and limited shipyard slots. There is a sustained rise in newbuilding prices in 2023 of MR vessels due to increased labor costs and high inflation. Increased tonnage utilization of yards has also supported newbuilding prices. Despite the recent surge in newbuild prices, current newbuilding prices are approximately 5% below the peaks reported at the height of the market in 2007. Nonetheless, newbuild prices are at the highest since 2010.

The second-hand sale and purchase market has traditionally been relatively liquid, with tankers changing hands between owners on a regular basis. Second-hand prices peaked over the summer of 2008 and have since then largely followed a similar trajectory as both freight rates and newbuilding prices during 2008-2020. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices in 2022. In 2023, buoyed by the strong charter rates, second-hand prices increased in tandem with newbuild prices. In December 2023, a five-year old MR product tanker was estimated to be valued at $43.5 million. The trends in newbuilding prices, second-hand values, and freight rates for an MR tanker from 2013 to 2023 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE	Time charter (U.S.$/day)		Asset Prices (U.S.$million)
Period Averages	(US$/day)	1 Year	3 Year	Newbuild	5 Year Old
2013	9,550	14,346	15,161	33.8	26.2
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
2019	14,592	14,667	15,500	36.0	28.8
2020	18,551	14,879	15,083	34.8	28.0
2021	6,398	12,442	14,500	37.3	27.8
2022	35,635	20,275	15,042	42.4	34.4
2023	30,217	26,833	17,458	46.0	41.5
Dec-23	50,400	26,200	21,500	47.5	43.5

2019-2023
5 Year Avg	21,079	17,819	15,517	39.3	32.1
5 Year Low	1,088	11,800	13,750	34.0	26.0
5 Year High	58,200	30,200	21,500	47.5	43.5

2014-2023
10 Year Avg	16,182	16,229	15,365	37.1	28.8
10 Year Low	1,088	11,800	13,750	32.0	22.0
10 Year High	58,200	30,200	21,500	47.5	43.5

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

Seaborne Chemical Trades

(Million Tons)

* Provisional estimates

Source: Drewry

Saudi Arabia and the U.S. are two key exporters of organic chemicals, accounting for approximately 24.3% of all exports, while China accounts for about 36.7% of the total organic chemical imports. South Korea and India are also important players in the trade of organic chemicals and together account for nearly 13.6% of all exports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene, and paraxylene. Organic chemicals represent around 40% to 45% of global seaborne trade of chemicals whereas inorganic chemical trade accounts for around 10-15% of total seaborne movements. They are not traded as widely as organic chemicals as they present several transport problems – not only are they very dense, but they are also highly corrosive. Vegetable/Animal Oils & Fats is another key component of the seaborne chemical trade and accounts for nearly 30% of the total trade of chemicals. Palm oil accounts for 53% of the Vegetable/Animal Oils & Fats trade, followed by soybean oil and sunflower seed oil.

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

In the U.S., the chemicals industry has been affected by the development of shale gas. Increased supplies of natural gas in the U.S. have already served to push down domestic gas prices, and the fall in natural gas prices has had a beneficial impact on feedstock costs for the petrochemical industry. In particular, the cost of ethane has fallen significantly since 2011, thereby increasing the competitiveness of the U.S. petrochemical industry within a global perspective.

Accordingly, U.S. ethylene production costs have fallen to levels where the U.S. can now compete with Middle Eastern suppliers, which opens up new opportunities to expand U.S. ethylene cracking capacity, and subsequently, petrochemical capacity. Several ethylene-cracking petrochemical plants have been established during 2013-2022 in the U.S. and globally driving rising ethane demand in the U.S.

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

As of December 31, 2023, the global IMO 2 coated and stainless-steel tanker fleet consisted of 1,867 vessels with a combined capacity of 41.9 million dwt. The orderbook consisted of 138 vessels with an aggregate capacity of 3.3 million dwt, or 7.9% of the existing fleet. In addition, chemical tankers are relatively complex vessel types to build, which increases the barriers to entry for shipyards, and the pool of yards that shipowners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: December 31, 2023

		Fleet		Orderbook			Orderbook Delivery Schedule (M Dwt)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2024	2025	2026	2027+
Coated IMO 2	10,000+	1038	23.4	56	1.4	6.0%	0.5	0.6	0.2	0.0

Stainless Steel	10,000+	829	18.5	82	1.9	10.2%	0.8	0.6	0.3	0.2

Total		1867	41.9	138	3.3	7.9%	1.3	1.2	0.5	0.2

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

Following the global financial crisis in 2008-09, chemical tanker market TCE rates declined between 2008 and 2010. However, freight rates on most routes strengthened in 2011 followed by a decline in 2012. Freight rates continued to record small gains on the back of increased vessel demand in 2013 and 2014 due to improved seaborne chemical trade. TCE earnings of chemical tankers surged 33.7% in 2015 as many of these vessels switched to trade in a strong product tanker market limiting the supply, in addition to a growing seaborne trade of chemicals. However, TCE rates plunged 27.9% in 2016 as a result of a slowdown in demand growth and increased supply of vessels. TCE rates dropped a further 12.1% in 2017 on account of supply side pressure, due to a greater number of newbuilding deliveries and subdued demolitions in an already weak market. In 2018, freight rates declined by a further 2.4%, despite the strengthening of world seaborne trade, due to oversupply of vessels. However, TCE rates increased by 18.6% in 2019 on the back of growing trade and improved supply-demand dynamics. In 2020 global seaborne chemical trade fell 3.6%, due to weak demand on account of the COVID-19 pandemic; however, TCE rates increased by 4.6% as many vessels shifted to trade in the product tanker market which limited the availability of vessels operating in the chemical tanker market. The ongoing contraction in production and consumption of chemicals due to COVID-19 led to a slowdown in the shipping market for chemicals/vegetable oils in 2021. TCE rates increased in 2022 on account of strong chemical demand and tight vessel supply. Fleet trading in chemicals/vegetable oils contracted as ‘swing’ tankers increasingly switched to trade CPP due to higher earnings. Rising tonne-mile demand amid limited supply boosted TCE earnings in 2023.

Chemical Tanker Asset Values

As in other shipping sectors, chemical tanker sale and purchase values also show a relationship with the charter market and newbuilding prices. Newbuilding prices are influenced by shipyard capacity and increased steel prices; second-hand vessel values may vary because of the country of construction and the level of outfitting of such vessels. Although there has been a relatively high level of activity in recent years, chemical vessels can be difficult to market to buyers due to the complexity of operations in the chemical market and they may not always achieve their initial newbuilding premium. Newbuilding price trends in the chemical tanker sector are more difficult to track than product tankers due to the lower volume of ordering and variation in specification. Newbuilding prices increased in 2022 due to high material costs, labor shortages, global inflationary pressures, and limited shipyards slots. Newbuilding prices increased further in 2023 despite softening steel prices due to global inflationary pressures. Second-hand prices strengthened due to limited tonnage availability and high freight rates. In 2023, prices were higher than the average prices over the past ten years for both newbuilding and secondhand vessels.

Chemical Tankers: Freight Rate and Asset Value Summary

	TCE	Newbuilding Price		Secondhand Price(1)
	U.S.$/Day	(U.S.$million)		(U.S.$million)
Year	35-37,000	22-24,000	35-37,000	22-24,000	35-37,000
2013	13,864	28.6	33.6	14.5	14.1
2014	14,719	29.2	34.2	14.5	15.7
2015	19,675	27.8	32.8	13.8	17.0
2016	14,178	26.9	31.9	14.6	16.5
2017	12,462	26.0	31.0	13.4	14.6
2018	12,159	26.4	31.7	12.6	13.6
2019	14,424	29.0	34.0	12.5	14.2
2020	15,093	27.1	32.5	12.7	14.7
2021	12,264	27.6	35.5	12.9	14.8
2022	22,400	30.6	40.6	15.1	19.3
2023*	23,500	31.5	41.5	17.5	24.0

2014-2023
10 Year Avg	16,087	28.2	34.6	14.0	16.4
10 Year Low	12,159	26.0	31.0	12.5	13.6
10 Year High	23,500	31.5	41.5	17.5	24.0

* Provisional estimates

(1)	For a 10-year old vessel

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025.  In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean.   If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which imposed new regulations to reduce greenhouse gas emissions from ships.  These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024.The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and entered into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023.  MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tanks, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel.

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

On October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.  Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.  These amendments entered into force on June 1, 2022.

In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tons engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.  In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new  adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico.   With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030.

On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector and phasing the sector in over a three-year period.  This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026.  Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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

In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as 1). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and 2). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.

Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

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

On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. The EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances and conflicts in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. For example, OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $3.1 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 78 wholly owned subsidiaries. In addition we have one 50%-owned joint venture entity, one 33.33%-owned joint venture entity and one 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced in March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have entered into leases with third parties for our offices in Singapore and Houston, Texas. Average aggregate payments under these leases are approximately $0.6 million per annum.

As of March 14, 2024, 21 of our 22 owned vessels are subject to mortgages relating to our credit facilities or are subject to finance leases under which we are the lessee.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

Please see Item 5 (“Operating and Financial Review and Prospects”) in our Annual Report on Form 20-F for the year ended December 31, 2022 for a discussion of our results of operations for the year ended December 31, 2021.

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

Recent Developments

Capital Allocation Policy, Including Dividends

Consistent with our variable dividend policy of paying cash dividends on our shares of common stock equal to one-third of Adjusted Earnings, our board of directors declared the following dividends:

Fiscal Quarter	Dividend Amount (Per Common Share)	Date of Payment
Fourth Quarter of 2022	$0.45	March 15, 2023
First Quarter of 2023	$0.35	June 15, 2023
Second Quarter of 2023	$0.19	September 15, 2023
Third Quarter of 2023	$0.16	December 15, 2023
Fourth Quarter of 2023	$0.21	March 15, 2024

Formation of Sustainability Committee

On March 3, 2023, we announced that our board of directors has formed a Sustainability Committee to oversee and advise on all matters related to corporate sustainability, including environmental, social and energy transition matters. The Sustainability Committee is chaired by Dr. Kirsi Tikka and also includes directors Mats Berglund and Helen Tveitan de Jong.

The objective of the Sustainability Committee is to seek to ensure our business strategies and activities prioritize critical sustainability matters that are expected to have significant, long-term impacts on our performance and on the product and chemical tanker industry as a whole.

On June 15, 2023, we published our 2022 Sustainability Report, reporting our progress towards a more sustainable future. We continue to believe that consistent superior operating performance is a key driver of long-term value in our business, and we are committed to driving our sustainability agenda forward. The Sustainability Report is available on the Ardmore website at www.ardmoreshipping.com/about/progress/. The information in the Sustainability Report is not incorporated by reference into this Annual Report.

Financing

On June 15, 2023, we amended our term loan agreement with ABN AMRO Bank NV and Credit Agricole Corporate and Investment Bank. The amendment converted 50% of the outstanding balance of the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. Each of the revolving credit facility and term loan facility matures in August 2027.

Scrubber Installations

In 2023, we completed the installation of modular, carbon capture-ready scrubbers on four vessels during scheduled drydockings. Prior to the end of 2024, we intend to install scrubber systems on an additional five vessels during their scheduled drydockings.

Geopolitical Conflicts

The ongoing conflict in Ukraine has disrupted supply chains, caused instability and significant volatility in the global economy and resulted in extensive economic sanctions by several nations. The ongoing conflict has contributed significantly to increases in spot tanker rates, primarily due to trade pattern changes related to sanctions on Russia and replacement long-haul Europe-Asia/Middle East trade routes.

Geopolitical tensions in the middle east have escalated since the commencement of the Israel-Hamas war in October 2023.  Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business, results of operations, financial condition and cash flows.

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

Depreciation.  Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. We depreciate our vessels over an estimated useful life of 25 years from the vessel’s initial delivery from the shipyard, on a straight-line basis to their residual scrap value. For the year ended December 31, 2023, depreciation is based on cost less the estimated residual scrap value of $400 per lightweight ton (“lwt”).

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

Pooling Arrangements.  To increase vessel utilization and thereby revenue, we may participate in commercial pools with other ship owners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility while achieving scheduling efficiencies. Pools typically employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each ship owner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, which may generate higher effective TCE revenue than otherwise might be obtainable in the spot market, while providing a higher level of service offerings to customers. We did not participate in commercial pools for the years ended December 31, 2023, 2022 and 2021.

Factors You Should Consider When Evaluating Our Results

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others: the highly cyclical tanker industry; our dependence on spot charters; fluctuating charter values; changing economic, political and governmental conditions and conflicts affecting our industry and business, including changes in energy prices; the ongoing energy transition; material changes in applicable laws and regulations, including climate-change regulations; level of performance by counterparties, particularly charterers; acquisitions and dispositions; increased operating expenses; capital expenditures; taxes; maintaining customer relationships; maintaining sufficient liquidity; financing availability and terms; and management turnover.

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

Fleet Growth

As of March 14, 2024, our owned fleet consists of 22 double-hulled product and chemical tankers all of which are in operation. We acquired 11 of our vessels as second-hand vessels, all of which were upgraded to increase efficiency and improve performance; we sold a total of three such Eco-mod vessels during 2019 and one vessel in 2020 which was delivered in 2021.

In 2017, 2018, 2019, 2020, 2021, 2022 and 2023 we paid $0.4 million, $16.8 million ($1.6 million of which was paid as a deposit in 2017), $2.6 million, $18.7 million, $2.5 million, $1.3 million, and $20.6 million, respectively, for vessel acquisitions, vessel equipment and newbuilding orders. As of December 31, 2023, a further $9.6 million of advance payments have been made for upcoming ballast water treatment and scrubber system installations.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 through 2018, our fleet grew on a net basis by 24 vessels. During 2018, one Eco-mod vessel was classified as held for sale, which was delivered to the buyer in January 2019. In each of February and May 2019, we sold one Eco-mod vessel. In August 2020, we took delivery of one Eco-mod vessel. During 2020, one Eco-mod vessel was classified as held for sale, which was delivered to the buyer in January 2021. During 2022, we sold the Ardmore Sealeader, Ardmore Sealifter, and Ardmore Sealancer and subsequently chartered-in all three vessels for a period of 24 months. During 2023, we did not sell or purchase any vessels.

Operating Results

Year Ended December 31, 2023 Compared With Year Ended December 31, 2022

The table below presents our operating results for the years ended December 31, 2023 and 2022 and includes related disclosure about year-to-year changes.

Consolidated Statements of Operations for the Years Ended December 31, 2023 and December 31, 2022

	Year Ended December 31,		Variance	Variance (%)
In thousands of U.S. Dollars	2023	2022
Revenue, net	$395,978	445,741	(49,763)	(11%)

Voyage expenses	(131,904)	(153,729)	21,825	14%
Vessel operating expenses	(59,770)	(60,020)	250	0%
Time charter-in
Operating expense component	(10,194)	(7,809)	(2,385)	(31%)
Vessel lease expense component	(9,380)	(7,185)	(2,195)	(31%)
Depreciation	(27,817)	(29,276)	1,459	5%
Amortization of deferred drydock expenditures	(3,542)	(4,161)	619	15%
General and administrative expenses
Corporate	(20,565)	(19,936)	(629)	(3%)
Commercial and chartering	(4,676)	(4,171)	(505)	(12%)
Loss on vessels sold	—	(6,917)	6,917	100%
Unrealized (losses) / gains on derivatives	(262)	2,961	(3,223)	109%
Interest expense and finance costs	(11,408)	(15,537)	4,129	27%
Loss on extinguishment	—	(1,576)	1,576	100%
Interest income	1,818	471	1,347	286%
Income before taxes	118,278	138,856	(20,578)	(15%)
Income tax	(435)	(207)	(228)	(110%)
Loss from equity method investments	(1,035)	(195)	(840)	(431%)
Net Income	$116,808	138,454	(21,646)	(16%)
Preferred dividend	(3,400)	(3,400)	—	0%
Net Income attributable to common stockholders	113,408	135,054	(21,646)	(16%)

Revenue, net. Revenue, net for the year ended December 31, 2023 was $396.0 million, a decrease of $49.7 million from $445.7 million for the year ended December 31, 2022.

Our average number of operating vessels decreased to 26.2 for the year ended December 31, 2023, from 27.0 for the year ended December 31, 2022.

We had no product tankers employed under long-term time charters (i.e. greater than three months duration) as of December 31, 2023 consistent with none as of December 31, 2022.

Revenue days derived from time charters were nil for the year ended December 31, 2023, as compared to 499 for the year ended December 31, 2022. The decrease in revenue days for long term time-chartered vessels resulted in a decrease in revenue of $7.8 million in 2023.

We had 9,159 spot revenue days for the year ended December 31, 2023, as compared to 9,238 for the year ended December 31, 2022. We had 26 and 27 vessels employed directly in the spot market as December 31, 2023 and 2022, respectively.

We consider employment under voyage charters, trip charters and time charters of less than three months duration as being employed in the spot market. Changes in spot rates resulted in a decrease of revenue of $37.8 million in 2023, while the decrease in spot revenue days resulted in a decrease in revenue of $4.1 million.

For vessels employed directly in the spot market, we typically pay all voyage expenses, and revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Voyage Expenses. Voyage expenses were $131.9 million for the year ended December 31, 2023, a decrease of $21.8 million from $153.7 million for the year ended December 31, 2022. Voyage expenses decreased by $21.2 million, primarily due to decreases in bunker prices and spot revenue days in 2023. Port and commission costs also decreased by $0.7 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

TCE Rate. The average TCE rate for our fleet was $29,262 per day for the year ended December 31, 2023, a decrease of $1,356 per day from $30,618 per day for the year ended December 31, 2022. The decrease in average TCE rate was the result of lower spot rates for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Vessel Operating Expenses. Vessel operating expenses were $59.8 million for the year ended December 31, 2023, a decrease of $0.2 million from $60.0 million for the year ended December 31, 2022. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $7,115 for the year ended December 31, 2023, as compared to $6,823 for the year ended December 31, 2022. This increase was as a result of higher costs because of transition costs to change in technical manager, additional crew changes, as well as an overall increase in costs due to inflation.

Charter Hire Costs. Total charter hire expenses were $19.6 million for the year ended December 31, 2023, an increase of $4.6 million from $15.0 million for the year ended December 31, 2022. This increase is the result of our having an average of 4.2 vessels chartered-in for the year ended December 31, 2023, compared to an average of  3.5 vessels chartered-in for the year ended December 31, 2022. Total charter hire expenses in 2023 were comprised of an operating expense component of $10.2 million and a vessel lease expense component of $9.4 million.

Depreciation. Depreciation expense for the year ended December 31, 2023 was $27.8 million, a decrease of $1.5 million from $29.3 million for the year ended December 31, 2022. This decrease was due to the change in scrap value from $300 per lightweight ton (“lwt”) to $400 per lwt during the year ended December 31, 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the year ended December 31, 2023 was $3.5 million, a decrease of $0.6 million from $4.2 million for the year ended December 31, 2022. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2023 were $20.6 million, an increase of $0.7 million from $19.9 million for the year ended December 31, 2022. The increase in corporate-related general and administrative expenses is primarily due to increases in staff-related costs during the year ended December 31, 2023, compared to the year ended December 31, 2022.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the year ended December 31, 2023 were $4.7 million, an increase of $0.5 million from $4.2 million for the year ended December 31, 2022. The increase in costs was primarily due to an increase in staff-related costs during the year ended December 31, 2023, compared to the year ended December 31, 2022.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the year ended December 31, 2023 were $11.4 million, a decrease of $4.1 million from $15.5 million for the year ended December 31, 2022. Cash interest expense decreased by $5.8 million to $11.8 million for the year ended December 31, 2023, from $17.5 million for the year ended December 31, 2022. The decrease in interest expense and finance costs is primarily due to lower aggregate outstanding obligations following the refinancing for 19 vessels completed during the second half of 2022. The lower average balance under our revolving facilities, with only $0.9 million drawn down as of December 31, 2023, minimized the impact of the recent rising interest rate environment. Amortization of deferred finance fees for the year ended December 31, 2023 was $1.2 million, a decrease of $0.3 million from $1.5 million for the year ended December 31, 2022.

Loss on Extinguishment. Loss on extinguishment for the year ended December 31, 2023 was $Nil compared to $1.6 million for the year ended December 31, 2022. The loss in 2022 relates to the refinancing of debt for 11 vessels in the third and fourth quarters of 2022 and to the prepayment and exercise of the purchase options associated with the Ardmore Sealeader, Ardmore Sealifter and Ardmore Sealancer vessels, which were sold during 2022.

Year Ended December 31, 2022 Compared With Year Ended December 31, 2021

For a discussion of our operating results for the year ended December 31, 2022 compared with the year ended December 31, 2021, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2022.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As of December 31, 2023 we had $268.0 million in liquidity available, with cash and cash equivalents of $46.8 million (December 31, 2022: $50.6 million) and amounts available and undrawn under our revolving credit facilities of $221.2 million (December 31, 2022: $170.0 million). We believe that our working capital, together with expected cash flows from operations will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, quarterly preferred stock dividends, interest rate swap settlements, dividends on our shares of common stock, as well as funding our other working capital requirements. Our short-term and spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our primary known and estimated liquidity needs for 2024 include scheduled repayments of long-term debt ($6.7 million), committed capital expenditures ($6.3 million), drydocking expenditures ($6.1 million), operating lease payments ($4.1 million), obligations related to finance leases ($5.7 million), quarterly preferred stock dividend distributions ($3.4 million), debt and lease service costs ($3.2 million), variable quarterly common stock dividend distributions and the funding of general working capital requirements and funding any common stock repurchases we may undertake.

The capital expenditures are related to our obligations under the purchase and installation of ballast water treatment systems and scrubber systems.

For at least the one-year period following the filing of this Annual Report, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations, will be sufficient to finance our liquidity needs for this period.

Our long-term capital needs are primarily for capital expenditures and debt repayment and finance lease payments. Our long-term known and estimated liquidity needs beyond 2024 include scheduled repayments and maturities of long-term debt ($40.1 million), forecasted drydock expenditures ($26.2 million), obligations related to finance leases ($21.2 million), debt and lease service costs ($5.1 million), our quarterly preferred stock dividend distributions ($3.4 million per annum), operating lease payments ($1.1 million), aggregate capital expenditures ($Nil) and quarterly common stock dividend distributions. Our scheduled finance lease payment obligations beyond 2029 through 2030 total $27.3 million. Additional information on our annual scheduled obligations under our debt, finance and operating leases are described in Notes 6 (“Debt”), 7 (“Finance leases”) and 8 (“Operating leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Debt and lease service costs are estimated based on assumed SOFR forward curve rates. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, lease financings and other debt or equity financings.

We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 6 (“Debt”) and 7 (“Finance leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of December 31, 2023, we were in compliance with all covenants relating to our financing facilities.

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

Cash Flow Data for the Years Ended December 31, 2023 and 2022

In thousands of U.S. Dollars	For the Years Ending December 31,
CASH FLOW DATA	2023	2022
Net cash provided by operating activities	$159,609	124,207
Net cash (used in) / provided by investing activities	$(26,836)	35,410
Net cash (used in) financing activities	$(136,537)	(164,497)

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

For the year ended December 31, 2023, cash flow provided by operating activities was $159.6 million. The increase in cash flows from operating activities was primarily due to net income of $116.8 million which was partially offset by non-cash items such as depreciation of $27.8 million and a decrease in receivables of $23.6 million, which was offset by an increase in deferred drydock payments of $12.3 million.

For the year ended December 31, 2022, cash flow provided by operating activities was $124.2 million. Net income of $138.5 million for the year was due to improved market conditions, which was partially offset by an increase in receivables of $59.6 million due to the increase in TCE rates and an increase in inventories resulting from higher bunker prices.

Cash (used in) / provided by investing activities

For the year ended December 31, 2023, the net cash used in investing activities was $26.8 million, with payments made for the acquisition of vessels and vessel equipment of $20.6 million, and payments in relation to advances for ballast water treatment systems and scrubbers, equity investments and other non-current assets of $6.2 million.

For the year ended December 31, 2022, the net cash provided by investing activities was $35.4 million, with net proceeds from the sale of the Ardmore Sealeader in June 2022, and the Ardmore Sealifter and Ardmore Sealancer in July 2022, of $39.9 million, partially offset by payments made for equity investments of $0.6 million, as well as payments in relation to vessel equipment, advances for ballast water treatment and scrubber systems, and other non-current assets of $3.9 million.

Cash (used in) financing activities

For the year ended December 31, 2023, the net cash used in financing activities was $136.5 million. Net repayment of long-term debt was $84.0 million. Payment of common stock dividends amounted to $47.2 million. Preferred stock dividend payments amounted to $3.4 million and repayments of finance lease arrangements were $2.0 million.

For the year ended December 31, 2022, the net cash used in financing activities was $164.5 million. Proceeds from the issuance of debt amounted to $131.9 million. Prepayment of finance lease obligations was $166.6 million. Net repayment of long-term debt was $148.2 million. Net proceeds from the issue of common stock were $38.9 million and total principal repayments of finance lease arrangements were $13.7 million Payments for deferred finance fees were $3.5 million and Preferred Stock Dividend payments amounted to $3.3 million.

Capital Expenditures

Drydock

Four of our vessels completed drydock surveys in 2023. The drydocking schedule through December 31, 2027 for our vessels that were in operation as of December 31, 2023 is as follows:

	For the Years Ending December 31,
	2024	2025	2026	2027
Number of vessels in drydock (excluding in-water surveys)	5	8	2	—

We intend to continue to seek to stagger drydockings across the fleet. As our fleet matures and expands, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Ballast Water Treatment System Installation

The ballast water treatment system installation schedule for our vessels that were in operation as of December 31, 2023 is as follows:

	For the Years Ending December 31,
	2024	2025	2026	2027
Number of ballast water treatment system installations	4	—	—	—

Ballast water treatment system installations are timed to coincide with the drydocking schedule.

As of December 31, 2023, we had ballast water treatment systems on 18 of our owned vessels, with one installation in progress.

Scrubbers

The installation schedule for scrubber systems on our vessels that were in operation as of December 31, 2023 is as follows:

	For the Years Ending December 31,
	2024	2025	2026	2027
Number of scrubber system installations	5	—	—	—

Scrubber system installations are timed to coincide with the drydocking schedule.

As of December 31, 2023, we had installed scrubbers on four of our owned vessels, with one further installation in progress.

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

Dividends

Pursuant to our capital allocation policy, our board of directors declared the following cash dividends:

Fiscal Quarter	Dividend Amount (Per Common Share)	Date of Payment
Fourth Quarter of 2022	$0.45	March 15, 2023
First Quarter of 2023	$0.35	June 15, 2023
Second Quarter of 2023	$0.19	September 15, 2023
Third Quarter of 2023	$0.16	December 15, 2023
Fourth Quarter of 2023	$0.21	March 15, 2024

The declaration and payment of dividends is subject to the discretion of our board of directors.

C. Research and Development, Patent and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which primarily depend on the demand and supply dynamics characterizing the tanker market at any given time, and on the size of our fleet. The oil tanker industry has been highly cyclical in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity and, more recently from, disruptions and trading pattern changes related to Russia’s invasion of Ukraine and conflicts in the Arabian Gulf region related to the Hamas-Israel War and attacks on merchant vessels in the Red Sea area by Houthi rebels in Yemen.

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

Depreciation.  Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of our vessels is estimated at 25 years from the date of initial delivery from the shipyard.  For the year ended December 31, 2023, depreciation is based on cost less the estimated residual scrap value of $400 per lwt.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2023 and 2022. At December 31, 2023, no vessels were classified as held for sale. MR charter rates remained at elevated levels during 2023 as a result of market recovery due to strong market fundamentals.

In addition, we have determined that as of December 31, 2023, the aggregate fair market price of our owned vessels was $772.4 million, based on the average of vessel valuations as obtained from two independent brokers, while the aggregate net book value (“NBV”) of our owned vessels was $545.7 million. As such, management have concluded that there were no indicators of impairment on any of our vessels during 2023, and as such we have not recorded an impairment charge for the year ended December 31, 2023.

We believe that all 22 of our vessels’ basic market values exceeded their carrying values as of December 31, 2023 and 22 of our vessels’ basic market values exceeded their carrying values as of December 31, 2022. We did not record an impairment of any vessels due to our impairment accounting policy for the year ended December 31, 2023.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of six directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2026 annual meeting of shareholders, Class II directors serve for a term expiring at the 2024 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2025 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke HM08, Bermuda.

Name	Age	Class	Position
Mr. Mats Berglund	61	I	Director, Chair of the Talent and Compensation Committee and Member of the Nominating and Corporate Governance Committee and the Sustainability Committee

Mr. Mark Cameron	58	N/A	Executive Vice President and Chief Operating Officer

Mr. James Fok	44	III	Director, Member of the Audit Committee and the Nominating and Corporate Governance Committee

Mr. Anthony Gurnee	64	II	Chief Executive Officer, President and Director

Mr. Bart Kelleher	49	N/A	Chief Financial Officer, Secretary

Mr. Curtis Mc Williams	68	III	Chair of the Board, Chair of the Nominating and Corporate Governance Committee and Member of the Talent and Compensation Committee and the Audit Committee

Ms. Aideen O'Driscoll	37	N/A	Senior Vice President and Director of Corporate Services

Mr. Gernot Ruppelt	42	N/A	Senior Vice President and Chief Commercial Officer

Dr. Kirsi Tikka	67	I	Director, Chair of the Sustainability Committee and Member of the Talent and Compensation Committee

Ms. Helen Tveitan de Jong	56	II	Director, Chair of the Audit Committee and Member of the Sustainability Committee

Biographical information with respect to each of our directors and executive officers is set forth below.

Mats Berglund has been a director of Ardmore since September 2018. Mr. Berglund has more than 35 years of shipping experience in Europe, the USA and Asia. Among other roles, he served as the Chief Executive Officer of Pacific Basin Ltd., a Hong Kong-listed owner and operator of drybulk vessels controlling a fleet of over 200 ships, from 2012 to 2021, as Chief Financial Officer and Chief Operating Officer of marine fuel trader Chemoil Energy, and as Head of Crude Transportation for Overseas Shipholding Group. Mr. Berglund also previously served in a variety of leadership roles across the Stena group of companies, culminating as President of Stena Rederi, Stena's parent company for all shipping activities. Mr. Berglund holds an Economist (Civilekonom) degree from the Gothenburg University Business School (1986) and is a graduate of the Advanced Management Program at Harvard.

Mark Cameron is the Executive Vice President and Chief Operating Officer for Ardmore, appointed in June 2010. In 2022, Mr. Cameron relocated to Singapore and has taken on the additional role as Managing Director of Ardmore Shipping (Asia) Pte Ltd. Mr. Cameron is a past Chairman of the International Parcel Tankers Association (IPTA) and was previously an advisory board member of The Carbon War Room, an NGO. Presently, Mr. Cameron serves on the boards of the West of England (Luxembourg) P&I Club, as well as the joint ventures ‘e1 Marine LLC’ and ‘Anglo Ardmore Ship Management Limited’. Mr. Cameron is a member of the Lloyds Register Marine Committee and an ABS Council member. Prior to Ardmore, from 2008 to 2010, Mr. Cameron served nine years at Teekay Corporation as Vice President, Strategy and Planning.

Mr. Cameron has also held a number of senior management roles ashore with Safmarine and AP Moller specializing in integrating acquisitions covering all facets of ship management including sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical projects. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine.

James Fok was appointed as a director of Ardmore in January 2023. Mr. Fok is the Chief Commercial Officer of the Central Moneymarkets Unit of the Hong Kong Monetary Authority and has more than 20 years of experience in financial services. From 2012 until 2021 he served as a senior executive at Hong Kong Exchanges and Clearing, a Hong Kong-listed operator of exchanges and clearing houses. Previously, Mr. Fok was an investment banker with multiple bulge bracket firms in both Europe and Asia. He has served on a wide range of public and private sector boards and committees, and currently serves as Member of the Securities and Futures Commission’s Fintech Advisory Group. Mr. Fok holds a BA (Hons) in Law and Chinese from the School of Oriental & African Studies of the University of London and is a Distinguished Nonresident Fellow of Hong Kong’s Centre on Contemporary China and the World.

Anthony Gurnee has been our President, Chief Executive Officer, and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, Mr. Gurnee was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and is a fellow of the Institute of Chartered Shipbrokers.

Bart Kelleher joined Ardmore in 2022 as Chief Financial Officer. He has over 25 years of progressive experience in the maritime, finance, energy, and industrials sectors. From 2016 to 2022, Mr. Kelleher held executive roles with Chembulk Tankers, an owner and operator of stainless-steel chemical tankers, serving as Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer. From 2010 to 2015, he was the Chief Operating Officer of Principal Maritime Management, which owned and operated a fleet of Suezmax crude carriers and chemical tankers, where he also functioned as acting Chief Financial Officer during the company's start-up and initial growth phases. In addition to his executive experience in the maritime energy transportation sector, Mr. Kelleher has held roles in investment banking, commercial banking, equity research, and capital markets in the maritime and energy-related industries at Bear Stearns and HSH Nordbank. Earlier in his career, he served as a deck officer onboard US-flag crude oil tankers and held management positions in both the cruise industry and with a leading naval architecture firm. Mr. Kelleher holds an MBA from Columbia Business School, an MS in Ocean Systems Management from Massachusetts Institute of Technology, and a BE in Naval Architecture from New York Maritime College. Mr. Kelleher serves as a Director of Element 1 Corporation, a developer of methanol to hydrogen technology, and as an advisory board member to OrbitMI, an innovative technology firm offering advanced AI-based fleet performance management solutions.

Curtis Mc Williams was appointed as a director of Ardmore in January 2016 and as Ardmore’s Chair effective January 1, 2019. Mr. Mc Williams has nearly 40 years of experience in finance and real estate. He currently serves as a director of Modiv Inc. From December 2021 until May 2022, Mr. Mc Williams served as Interim CEO of Kalera, Inc. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. Mc Williams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He has also served on the boards of directors of CNL Bank from 1999 to 2004, Campus Crest Communities from 2015 to 2016 and Braemar Hotels and Resorts from 2013 to 2022. Mr. Mc Williams has over 13 years of investment banking experience at Merrill Lynch & Co. where he served as co-head of the firm’s Transportation Group among other roles. Mr. Mc Williams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Aideen O’Driscoll was appointed Ardmore’s Senior Vice President and Director of Corporate Services in 2022, with responsibility for human resources, legal, office management and project management. Ms. O’Driscoll joined Ardmore in June 2015 as Legal Associate, before being appointed to the role of Director of Human Resources in 2019. Prior to Ardmore, Ms. O’Driscoll spent five years practicing as a commercial conveyancing and banking solicitor.

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

Gernot Ruppelt is Senior Vice President and Chief Commercial Officer for Ardmore. Mr. Ruppelt has built up, lead and developed Ardmore’s global commercial platform since joining as Chartering Director in 2013. He was promoted to senior management in December 2014. Mr. Ruppelt has extensive management and commercial experience in the maritime industry. Before joining Ardmore, he was a Tanker Projects Broker with Poten & Partners in New York. Previously, he held various positions up to Trade Manager for Maersk in the United States, Europe, and Asia. Mr. Ruppelt holds an Executive MBA from INSEAD. He also graduated from the Institute of Chartered Shipbrokers in London, Hamburg Shipping School, and Maersk International Shipping Education (MISE). Mr. Ruppelt is currently Chairman of INTERTANKO’s Commercial and Markets Committee, and he serves on the board of Anglo Ardmore Ship Management.

Kirsi Tikka has served as a director since September 2019. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. Dr. Tikka chaired the U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects, and was a member of the U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organizations, reports published in 2022. She is a Fellow of the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects and a Trustee of Webb Institute. Dr. Tikka has over 30 years of shipping experience having retired from the American Bureau of Shipping Classification Society (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley and a Master’s degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.

Helen Tveitan de Jong has served as a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 29 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University in 1992. Since April 2021, Ms. Tveitan de Jong has served as an independent non-executive director of Taylor Maritime Investments Limited, an internally managed investment company listed on the premium segment of the London Stock Exchange.

B. Compensation of Directors and Senior Management

We paid $4.4 million in aggregate cash compensation to members of our senior executive officers for 2023. For 2023, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $65,000 for a director serving as Chair of the Board, $20,000 for a director serving as Chair of the Audit Committee, $15,000 for a director serving as Chair of other committees, $10,000 for each member of the Audit Committee and $5,000 for each member of other standing committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We paid $0.5 million in aggregate compensation to our directors for 2023.

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

Stock Appreciation Rights (“SARs”)

As of December 31, 2023, ASC had granted a total of 3,710,473 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award.

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

Restricted Stock Units (“RSUs”)

On March 2, 2023, ASC granted 92,130 RSUs to certain members of management that will vest in three equal annual tranches from the date of grant.

On June 14, 2023, ASC granted 38,240 RSUs to certain of its directors that will vest in twelve months from the date of grant.

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

Our Audit Committee consists of Helen Tveitan de Jong, as Chair, Curtis Mc Williams and James Fok. Each member of our Audit Committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC. Our board of directors has determined that Ms. Tveitan de Jong, qualifies as an Audit Committee financial expert. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls.

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

D. Employees

As of December 31, 2023, approximately 778 seagoing staff serve on the vessels that we manage and 56 full-time staff on shore. This compares with 935 seafarers and 56 full-time staff and seven part-time staff on shore as of December 31, 2022. Many of our seafarers employed by our ship manager are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Common Shareholders and Related Party Transactions

A. Major Common Shareholders

The following table sets forth information regarding beneficial ownership, as of March 14, 2024 (except as otherwise noted), of our common stock by:

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

Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after March 14, 2024 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
Dimensional Fund Advisors LP(2)	2,758,657	6.6%
BlackRock Inc(3)	2,622,955	6.3%
Scorpio Holding Limited(4)	2,304,112	5.5%
All directors and executive officers as a group(5)(6)	616,632	1.5%
(1)	Based on 41,534,470 shares of common stock outstanding on March 14, 2024.
(2)	This information is based on the Amendment No. 5 to Schedule 13G filed with the SEC on February 9, 2024. According to this Amendment No. 5 to Schedule 13G, Dimensional Fund Advisors possessed sole voting power over 2,713,148 shares and sole dispositive power over 2,758,657 shares.
(3)	This information is based on the Amendment No. 7 to Schedule 13G filed with the SEC on February 1, 2024. According to this Amendment No. 7 to Schedule 13G, BlackRock Inc. possessed sole voting power over 2,488,622 shares and sole dispositive power over 2,622,955 shares.
(4)	This information is based on the Schedule 13G filed with the SEC on July 31, 2023. According to this Schedule 13G, Scorpio Holdings Limited and Annalisa Lolli-Ghetti possessed shared voting and dispositive power over 2,304,112 shares.
(5)	Includes 146,876 RSUs that have not vested as at March 14, 2024 but are due to vest before May 13, 2024 (60 days after March 14, 2024)
(6)	Each director and executive officer beneficially owns less than 1% of the outstanding shares of our common stock.

As of March 14, 2024, we had three shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 41,519,793 shares of our common stock, representing approximately 99.96% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

We have a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. We have entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to 22 of our vessels as of December 31, 2023 (2022: 14 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

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

Dividend Policy

As part of our capital allocation policy, we currently pay a variable quarterly cash dividend on our shares of common stock equivalent in the aggregate to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, loss on extinguishment, and solely for the purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items).

The amount of our Adjusted Earnings, the amount of cash we have available for any dividends and the number of shares used to calculate any per share dividends on our common stock may vary significantly from period to period.

There is no guarantee that we will pay any future dividends to our shareholders. The declaration of any dividends is subject at all times to the discretion of our board of directors. In addition, our board of directors may change or terminate our dividend policy or capital allocation policy at any time. For more information about our dividend policy, as well as certain risks and restrictions relating to our ability to pay any dividends in the future, please see Item 5 “Operating and Financial Review and Prospects – Recent Developments – Capital Allocation Policy, Including and Dividends” and Item 3 “Risk Factors – Risks Related to an Investment in Our Securities –The amount of quarterly dividends we may pay under our dividend policy will vary from period to period, and we may be unable to pay dividends on our common shares.”

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

We believe that we satisfy the Publicly Traded Test for our 2023 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2023 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly Traded Test for the 2023 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2023 U.S. federal income tax return. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regard to our or our subsidiaries’ qualification for the Section 883 exemption.

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

J. Annual Report to Security Holders

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

Foreign exchange risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar and Pounds Sterling) and as a result there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and did not enter into any derivative contracts for either transaction or translation risk during the year ended December 31, 2023.

Interest rate risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the Adjusted Secured Overnight Financing Rate (SOFR). Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and from time to time enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

We are exposed to the risk of credit loss in the event of non-performance by the counterparties to interest rate swap agreements. In order to minimize counterparty risk, we have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

During the year ended December 31, 2020, we entered into floating-to-fixed interest rate swap agreements over a three-year term with multiple counterparties, which expired in mid-2023. We may enter into interest rate swap agreements in the future.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the year ended December 31, 2023 by $1.2 million (2022: $2.8 million) using the average long-term debt and finance lease balance and actual interest incurred in each period.

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

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk and credit concentration risk. As of  December 31, 2023 our 26 vessels in operation were employed with 22 different charterers.

Liquidity risk

Our principal objective in relation to liquidity is seeking to ensure that we have access, at minimum cost, to sufficient liquidity to enable us to meet our obligations as they fall due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from or expenses relating to voyage and time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Inflation

Since 2022, inflation has been a significant factor in the global economy, and inflationary pressures have resulted in increased operating, voyage (including bunkers) and general and administrative costs. Although inflation has been moderating, inflationary pressures could adversely affect our operating results to the extent our spot charter rates do not adequately cover the cost of any increases in bunker costs.

Geopolitical Factors

The ongoing conflict in Ukraine has disrupted supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Please see “Item 3. Key Information--Risk Factors” for information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Ukraine and Israel.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2023, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations in Internal Control Integrated Framework (2013).

Management’s evaluation as of December 31, 2023 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2023.

C. Attestation Report of the Registered Public Accounting Firm

The independent registered public accounting firm, Deloitte & Touche LLP, that audited our consolidated financial statements as of and for the year ended December 31, 2023 and included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

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

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2023 and 2022 were Deloitte & Touche LLP (PCAOB ID No. 34).

Audit Fees

The audit fees for the audit of the years ended December 31, 2023 and 2022 were $0.6 million and $0.8 million, respectively.

Audit-Related Fees

Audit-related fees relating to work performed by our principal accountants for the years ended December 31, 2023 and 2022 were $0.0 million and $0.0 million, respectively.

Tax Fees

There were no tax fees billed by our principal accountants in 2023 or 2022.

All Other Fees

There were no other fees billed by our principal accountants in 2023 or 2022.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2023 and 2022.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Pursuant to the share repurchase plan (the “2020 Repurchase Plan”) authorized by our board of directors in September 2020, we were permitted to purchase up to $30 million of our common shares through September 30, 2023, at times and prices that we considered appropriate. On September 5, 2023, our Board of Directors announced a new share repurchase plan (the “2023 Repurchase Plan”), expanding and replacing the 2020 Repurchase Plan, pursuant to which we may purchase up to $50 million of our common shares in the open market or through privately-negotiated transactions, at times and prices that we consider to be appropriate. We are not obligated under the terms of the 2023 Repurchase Plan to repurchase any shares, and may at any time suspend, delay or discontinue the 2023 Repurchase Plan. During the year ended December 31, 2023, we did not repurchase any shares of our common stock pursuant to the 2020 Repurchase Plan or the 2023 Repurchase Plan.

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

We, as a foreign private issuer, are not required to comply with certain corporate governance practices followed by U.S. companies under the New York Stock Exchange (“NYSE”) listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE practices applicable to U.S. companies, such as having a majority of independent directors, establishing a Compensation Committee and a Nominating and Corporate Governance Committee each composed of independent directors, adopting corporate governance guidelines and holding regular executive meetings of non-management directors.

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

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.J. Insider Trading Policies

Not applicable.

Item 16.K. Cybersecurity

We recognize the importance of safeguarding our operations, assets, and stakeholders' interests. Technology plays an important role in our operations and in supporting our strategic objectives. It is crucial that we can timely identify cybersecurity threats and proceed to mitigate and respond to such threats quickly and efficiently.

Risk Management and Strategy

We have instituted a framework of policies and procedures designed to assess, identify, respond to and mitigate cybersecurity risks and events.

Central to this framework is a Security Information and Event Management (SIEM) and System Operations Center (SOC) solution, which is managed by a third-party partner. This solution constitutes the bulk of our cybersecurity management system. The SIEM technology aggregates, analyzes, and reports on security data from various sources, with the objective of providing real-time monitoring and alerting of cybersecurity threats and compliance reporting. The SOC is a centralized team of third-party security analysts who monitor the SIEM, analyze the SIEM data and seek to protect us against cybersecurity threats. Our SIEM SOC provider has been in business for over 20 years and was selected by us based upon the caliber of its existing client base, which includes blue chip companies and government agencies.

We discuss cybersecurity with key third party service providers to understand their cybersecurity measures and to seek to identify any vulnerabilities which may create risk for us.

We supplement our SIEM SOC with our Disaster Recovery Plan, which comprises a data backup practice designed to provide recovery of critical data, reducing the risk of data loss due to system failures, cyberattacks, or natural disasters. We enhance our cybersecurity defenses through, among other things:  providing periodic employee training, education, and awareness programs and initiatives that are designed to enhance employee awareness of how to detect, avoid and respond to cybersecurity risks and events; implementing firewalls to increase the protection of our network against unauthorized or harmful network traffic that breaches our security protocols; using data security protocols in seeking to limit access to data based on  what is necessary and authorized for an individual’s specific role; and employing endpoint security measures such as advanced malware protection and data loss prevention tools, designed to detect, thwart, and mitigate potential vulnerabilities and attacks

Governance

Management

Our cybersecurity risk management program, including our relationship and interactions with the SIEM SOC third-party provider, is managed internally by our Senior Vice President, Corporate Services, relying on the expertise of a third-party information technology (IT) consultant who has worked with us since 2010. Our consultant has over 25 years of experience in IT and IT security. Our SIEM SOC provider reports to the IT consultant monthly and communicates immediately should any issue arise.

Our program is overseen at the management level by our CEO and Senior Management Team, who are active in monitoring our evolving risk profile and facilitating the execution of our cybersecurity strategy. Cybersecurity has been integrated within our broader risk management program and is discussed at quarterly Senior Management Team risk meetings.

As part of our broader risk management program, we conduct periodic assessments of all key risks, including cybersecurity risk. We also maintain controls and procedures that are designed to evaluate cybersecurity risks on an ongoing basis, including prompt communication of certain cybersecurity incidents to senior management, the Audit

Committee, and our Board of Directors, as applicable, so that appropriate response measures are initiated, and any needed external reporting can be made in a timely manner.

Board of Directors' Oversight

Our Board of Directors oversees cyber risk management efforts, primarily through the Audit Committee, to which the Board has delegated primary oversight responsibilities for cybersecurity matters. The Audit Committee receives a quarterly review of cybersecurity matters from management, encompassing any significant incidents, the evolving cyber threat landscape, program enhancements, risk mitigation strategies, and other pertinent topics. The Audit Committee Chair reports material matters relating to cybersecurity and other risks to the Board of Directors periodically.

Management provides our Board of Directors with an annual cybersecurity update, with the assistance and participation of our third-party IT consultant and our SIEM SOC provider. These updates present an overview of our cybersecurity framework and provide an opportunity to address any questions or concerns the Board may have.

Material Cybersecurity Incidents

As of the date of this report, we are not aware of any risks from cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. For additional description of cybersecurity risks and potential related impacts on the Company, refer to Item 3.D. Risk Factors.

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

2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.2*	Description of Securities.
4.1

Amended Equity Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).

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

4.7

Amendment to Preferred Stock Purchase Agreement, dated June 17, 2021, by and between the Company and ARF Innovation, LLC (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2022).

4.8*

Amended and Restated Term, Revolving and Accordion Facilities, dated June 15, 2023, by and among Fitzroy Shipco LLC, Bailey Shipco LLC, Cromarty Shipco LLC, Dogger Shipco LLC, Lundy Shipco LLC, Viking Shipco LLC, Tramore Shipco LLC, Ardmore Shipping LLC, the Company, ABN Amro Bank N.V and Crédit Agricole Corporate and Investment Bank.

4.9

Amendment and Restatement Agreement, dated July 29, 2022, by and among Faroe Shipco LLC, Fisher Shipco LLC, Fair Isle Shipco LLC, Humber Shipco LLC, Forth Shipco LLC, Trafalgar Shipco LLC, Wight Shipco LLC, Saltee Shipco LLC, Blasket Shipco LLC, Kilmore Shipco LLC, Killary Shipco LLC, Ballycotton Shipco LLC, Ardmore Shipping LLC, the Company, Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (Publ) (incorporated herein by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on March 24, 2023).

4.10

Open Market Sales Agreement, dated as of September 2, 2022, among the Company and Evercore Group L.L.C, DNB Markets, Inc. and Stifel, Nicolaus & Company., Incorporated (incorporated herein by reference to Exhibit 1.1 to the Company’s Form F-3 (Registration Number 333-267260) filed with the SEC on September 2, 2022).

4.11

Open Market Sales Agreement, dated as of September 1, 2023, among the Company and Evercore Group L.L.C and, DNB Markets, Inc. (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on 6-K filed with the SEC on September 1, 2023).

8.1*	Subsidiaries of the Company
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002.
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)
97*	Incentive Compensation Recovery Policy adopted on September 27, 2023.
101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL:

(i) Consolidated Balance Sheets as of December 31, 2023 and 2022;

(ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021;

(iii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2023, 2022 and 2021;

(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2023, 2022 and 2021;

(v)  Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and

(vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). *Filed herewith ** Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
Chief Executive Officer
(Principal Executive Officer)

Date: March 15, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ardmore Shipping Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income/(loss), changes in redeemable preferred stock and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

Determination of Vessel Asset Impairment Indicators — Refer to Note 2.16 to the financial statements.

Critical Audit Matter Description

The Company’s evaluation of vessel assets for impairment involves an initial assessment of each vessel asset to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of vessel assets are no longer recoverable. Total Vessels and vessel equipment, net as of December 31, 2023 and 2022, were $524 million and $531 million, respectively.

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

The Company makes significant assumptions to evaluate vessel assets for possible indicators of impairment. Changes in these assumptions could have a significant impact on the vessel assets identified for further analysis. For the years ended December 31, 2023, 2022 and 2021, no impairment loss has been recognized on vessel assets.

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

March 15, 2024

We have served as the Company's auditor since 2019.

Ardmore Shipping Corporation

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except shares and as otherwise indicated)

		As of December 31
In thousands of U.S. Dollars, except as indicated	Notes	2023	2022
ASSETS
Current assets
Cash and cash equivalents		46,805	50,569
Receivables, net of allowance for bad debts of $1.6 million (2022: $2.2 million)		56,234	79,843
Prepaid expenses and other assets		4,348	4,521
Advances and deposits		6,833	2,160
Inventories		12,558	15,718
Current portion of derivative assets		—	4,927
Total current assets		126,778	157,738

Non-current assets
Investments and other assets, net of accumulated depreciation of $2.3 million (2022: $2.1 million)	4	11,186	11,219
Vessels and vessel equipment, net of accumulated depreciation of $237.5 million (2022: $210.0 million)		524,044	531,378
Deferred drydock expenditures, net of accumulated amortization of $22.3 million (2022: $18.7 million)		12,022	4,716
Advances for ballast water treatment and scrubber systems		9,587	5,530
Deferred finance fees, net		2,835	2,717
Operating lease, right-of-use asset	8	4,499	10,561
Total non-current assets		564,173	566,121

TOTAL ASSETS		690,951	723,859

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		2,016	8,814
Accrued expenses and other liabilities	5	18,265	20,890
Deferred revenue		347	1,220
Accrued interest on debt and finance leases		939	863
Current portion of long-term debt	6	6,436	12,927
Current portion of finance lease obligations	7	2,029	1,857
Current portion of operating lease obligations	8	3,807	6,358
Total current liabilities		33,839	52,929

Non-current liabilities
Non-current portion of long-term debt	6	39,590	115,869
Non-current portion of finance lease obligations	7	41,614	43,643
Non-current portion of operating lease obligations	8	510	3,969
Other non-current liabilities	10	954	1,007
Total non-current liabilities		82,668	164,488

TOTAL LIABILITIES		116,507	217,417

Commitments and contingencies (note 18)

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	10	37,043	37,043
Total redeemable preferred stock		37,043	37,043

Stockholders' equity
Common stock ($0.01 par value, 225,000,000 shares authorized, 43,324,702 issued and 41,304,649 outstanding as of December 31, 2023 and 42,646,636 issued and 40,626,583 outstanding as of December 31, 2022)		433	426
Additional paid in capital		471,216	468,006
Accumulated other comprehensive income		—	1,468
Treasury stock (2,020,053 shares as of December 31, 2023 and December 31, 2022)		(15,636)	(15,636)
Retained earnings		81,388	15,135
Total stockholders' equity		537,401	469,399

Total redeemable preferred stock and stockholders’ equity		574,444	506,442

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY		690,951	723,859

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Operations

(Expressed in U.S. Dollars, except for shares)

		For the years ended December 31
In thousands of U.S. Dollars except share data	Notes	2023	2022	2021
Revenue, net	3	395,978	445,741	192,484

Voyage expenses		(131,904)	(153,729)	(88,578)
Vessel operating expenses		(59,770)	(60,020)	(60,834)
Charter hire costs
Operating expense component		(10,194)	(7,809)	(3,609)
Vessel lease expense component		(9,380)	(7,185)	(3,321)
Depreciation		(27,817)	(29,276)	(31,702)
Amortization of deferred drydock expenditures		(3,542)	(4,161)	(5,169)
General and administrative expenses
Corporate		(20,565)	(19,936)	(16,071)
Commercial and chartering		(4,676)	(4,171)	(3,125)
Loss on vessels sold	11	—	(6,917)	—
Unrealized (losses) / gains on derivatives		(262)	2,961	276
Interest expense and finance costs	12	(11,408)	(15,537)	(16,202)
Loss on extinguishment	12	—	(1,576)	(569)
Interest income		1,818	471	55

Income / (Loss) before taxes and equity method investments		118,278	138,856	(36,365)

Income tax	13	(435)	(207)	(150)
Loss from equity method investments	4	(1,035)	(195)	(317)

Net Income / (Loss)		116,808	138,454	(36,832)

Preferred dividend		(3,400)	(3,400)	(1,254)

Net Income / (Loss) attributable to common stockholders		113,408	135,054	(38,086)

Net income / (loss) per share, basic	14	2.76	3.63	(1.12)
Net income / (loss) per share, diluted	14	2.71	3.52	(1.12)
Weighted average number of shares outstanding, basic	14	41,130,089	37,235,599	33,882,932
Weighted average number of shares outstanding, diluted	14	41,821,637	38,359,985	33,882,932

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Comprehensive Income / (Loss)

(Expressed in U.S. Dollars)

	For the years ended December 31
In thousands of U.S. Dollars	2023	2022	2021
Net Income / (Loss)	116,808	138,454	(36,832)
Other comprehensive income / (loss), net of tax
Net change in unrealized (losses) / gains on cash flow hedges	(1,468)	424	1,773
Other comprehensive (loss) / income, net of tax	(1,468)	424	1,773

Comprehensive Income / (Loss)	115,340	138,878	(35,059)

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

(Expressed in U.S. Dollars, except for shares)

						Accumulated		Retained
	Redeemable Preferred				Additional	other		Earnings /
	Stock		Common Stock		paid in	comprehensive	Treasury	(Accumulated
In thousands of U.S. Dollars and shares	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit)	TOTAL
Balance as of January 1, 2021	—	—	33,186	352	418,181	(729)	(15,636)	(81,833)	320,335
Issue of redeemable preferred stock, net of issuance costs	40	37,043	—	—	—	—	—	—	—
Issue of common stock	—	—	1177	12	5,308	—	—	—	5,320
Share-based compensation	—	—	—	—	2,613	—	—	—	2,613
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	1,773	—	—	1,773
Preferred stock dividend	—	—	—	—	—	—	—	(1,254)	(1,254)
Net loss	—	—	—	—	—	—	—	(36,832)	(36,832)
Balance as of December 31, 2021	40	37,043	34,363	364	426,102	1,044	(15,636)	(119,920)	291,954
Issue of common stock	—	—	1,419	14	(14)	—	—	—	—
Share-based compensation	—	—	—	—	3,057	—	—	—	3,057
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	424	—	—	424
Net proceeds from equity offering	—	—	4,844	48	38,861	—	—	—	38,909
Preferred stock dividend	—	—	—	—	—	—	—	(3,400)	(3,400)
Net income	—	—	—	—	—	—	—	138,454	138,454
Balance as of December 31, 2022	40	37,043	40,626	426	468,006	1,468	(15,636)	15,135	469,399
Issue of common stock	—	—	678	7	(7)	—	—	—	—
Share-based compensation	—	—	—	—	3,217	—	—	—	3,217
Changes in unrealized (loss) on cash flow hedges	—	—	—	—	—	(1,468)	—	—	(1,468)
Preferred stock dividend	—	—	—	—	—	—	—	(3,400)	(3,400)
Common stock dividends	—	—	—	—	—	—	—	(47,154)	(47,154)
Net income	—	—	—	—	—	—	—	116,808	116,808
Balance as of December 31, 2023	40	37,043	41,304	433	471,216	—	(15,636)	81,388	537,401

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

		For the years ended December 31
In thousands of U.S. Dollars	Notes	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)		116,808	138,454	(36,832)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation		27,817	29,276	31,702
Amortization of deferred drydock expenditures		3,542	4,161	5,169
Share-based compensation		3,217	3,057	2,613
Loss on vessels sold	11	—	6,917	—
Amortization of deferred finance fees		1,237	1,461	1,623
Loss on extinguishment		—	1,576	569
Unrealized losses / (gains) on derivatives		262	(2,961)	(276)
Operating lease ROU - lease liability, net		52	2	(72)
Loss from equity method investments		1,035	195	317
Deferred drydock payments		(12,280)	(1,913)	(5,883)
Changes in operating assets and liabilities:
Receivables		23,610	(59,559)	(2,496)
Prepaid expenses and other assets		174	(1,010)	173
Advances and deposits		(4,673)	1,391	(1,034)
Inventories		3,160	(4,623)	(821)
Accounts payable		(4,410)	(1,612)	1,151
Accrued expenses and other liabilities		855	10,033	(701)
Deferred revenue		(873)	(850)	2,070
Accrued interest		76	212	(157)
Net cash provided by / (used in) operating activities		159,609	124,207	(2,885)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels		—	39,912	9,895
Payments for acquisition of vessels and vessel equipment		(20,562)	(1,335)	(2,475)
Advances for ballast water treatment and scrubber systems		(4,822)	(2,473)	(158)
Payments for other non-current assets		(208)	(106)	(94)
Payments for equity investments		(1,244)	(588)	(5,541)
Net cash (used in) / provided by investing activities		(26,836)	35,410	1,627

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation		—	(166,580)	—
Proceeds from long-term debt		—	131,884	—
Repayments of long-term debt		(84,007)	(148,245)	(66,912)
Proceeds from finance leases		—	—	49,000
Repayments of finance leases		(1,976)	(13,675)	(19,960)
Payments for deferred finance fees		—	(3,505)	(980)
Payment of common share dividend		(47,154)	—	—
Issuance of common stock, net		—	38,909	—
Issuance of preferred stock, net		—	—	37,986
Payment of preferred share dividend		(3,400)	(3,285)	(792)
Net cash (used in) financing activities		(136,537)	(164,497)	(1,658)

Net (decrease) in cash and cash equivalents		(3,764)	(4,880)	(2,916)

Cash and cash equivalents at the beginning of the year		50,569	55,449	58,365

Cash and cash equivalents at the end of the year		46,805	50,569	55,449

Cash paid during the period for interest in respect of debt		7,957	5,739	4,510

Cash paid during the period for interest in respect of finance leases	3,718	11,559	9,793
Cash paid during the period for operating lease liabilities (offices)	881	719	462
Cash paid during the period for operating lease liabilities (time charter-in contracts)	13,744	5,982	—
Cash paid during the period for income taxes	537	51	198
Non-cash investing activity: Investment in Element 1 by issuing 950,000 shares of common stock	—	—	5,320
Non-cash financing activity: Accrued preferred dividends	578	578	462
Non-cash investing activity. Movement in accruals during the period in respect of ballast water treatment systems and scrubber systems	765	(887)	(72)

The accompanying notes are an integral part of these consolidated financial statements.

1.   Overview

1.1.   Background

Ardmore Shipping Corporation (NYSE: ASC) (“ASC”), together with its subsidiaries (collectively the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of December 31, 2023, the Company had 22 owned vessels and four chartered-in vessels in operation. The average age of the Company’s owned fleet as of December 31, 2023 was 9.6 years.

1.2.   Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of December 31, 2023, ASC had (a) 78 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to the ASC fleet, (c) a 33.33% interest in the e1 Marine LLC joint venture, which was formed in 2021 to market and sell Element 1 Corp.’s methanol-to-hydrogen technology to the marine sector, and (d) a 10% equity stake, on a fully diluted basis, in Element 1 Corp. During the three months ended June 30, 2021, the Company paid an aggregate of $5.0 million in cash and $5.3 million through the issuance of ASC common shares for the Company’s equity stake in Element 1 Corp. and its equity interest in e1 Marine which is included in Investments and other assets, net in the consolidated balance sheet as of December 31, 2023. Equity investments are disclosed below in Note 4.

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

1.3.   Vessels

As of December 31, 2023, the Company owned and operated a modern fleet of 22 product/chemical vessels, 21 with Marshall Island flags and one with a Singapore flag, and with a combined carrying capacity of 973,181 deadweight tonnes (“dwt”) and an average age of approximately 9.6 years.

Vessel Name	Type	Dwt	IMO(1)	Built	Country	Specification
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	S. Korea	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	S. Korea	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	S. Korea	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	S. Korea	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	S. Korea	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	S. Korea	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	S. Korea	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	S. Korea	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	S. Korea	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	S. Korea	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	S. Korea	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	S. Korea	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	S. Korea	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	S. Korea	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	S. Korea	Eco-Design
Ardmore Seafarer	Product	49,999	-	Jun-10	Japan	Eco-Mod
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	S. Korea	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	S. Korea	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	Eco-Design
Total	22	973,181

(1) International Maritime Organization (“IMO”) cargo classification.

2.   Significant Accounting Policies

2.1.   Basis of preparation

The accompanying consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All subsidiaries are 100% directly or indirectly owned by ASC. AASML and e1 Marine, which are joint ventures in which the Company has 50% and 33.33% interests, respectively, are accounted for using the equity method. The Company’s 10% investment in Element 1 Corp. is also accounted for using the equity method as the Company is able to exercise significant influence. All intercompany balances and transactions have been eliminated on consolidation.

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

2.4.   Recently issued accounting pronouncements, not yet effective

In November 2023 the FASB issued Accounting Standards Update 2023-07, Improvements to Reportable Segment Disclosures, which amends the existing segment reporting guidance (Accounting Standards Codification Topic 280) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief Operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount for other segment items by reportable segment and a description of its composition, the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of its pending adoption of this standard on its financial statement disclosures.

On December 14, 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications discussed below. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company is currently evaluating the impact of its pending adoption of this standard on its financial statement disclosures.

2.5.   Revenue

Revenue is generated from spot charter arrangements and time charter arrangements.

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

The Company applies revenue recognition guidance in Accounting Standards Codification 606 – Revenue Recognition (“ASC 606”) to account for its spot charter arrangements.

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

As the charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the charterer is also responsible for costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Accordingly, time charters are considered operating leases and the Company applies guidance for lessors in FASB Accounting Standards Codification 842 - Leases (“ASC 842”).  Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

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

The useful life of the Company’s vessels is estimated at 25 years from the date of initial delivery from the shipyard. For the year ended December 31, 2023, depreciation is based on cost less the estimated residual scrap value of $400 per lightweight ton (“lwt”).

Effective January 1, 2023, the Company increased the estimated scrap value of the vessels from $300 per lwt to $400 per lwt prospectively based on the 15-year average scrap value of steel.  The change in the estimated scrap value will result in a decrease in depreciation expense over the remaining life of the vessel assets. During the year ended December 31, 2023, depreciation expense decreased by approximately $1.1 million as a result of the change in estimated scrap value.

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

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. Management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The Company did not recognize a vessel impairment charge for the years ended December 31, 2023, 2022 and 2021.

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

2.19.   Finance leases

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

2.21.   Accrued expenses and other liabilities

Accrued expenses and other liabilities include all accrued liabilities in relation to the operating and running of the vessels, along with amounts accrued for general and administrative expenses.

2.22.   Derivatives

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

2.23.   Equity method investments

The Company’s investments in AASML, e1 Marine and Element 1 Corp. are accounted for using the equity method of accounting. Under the equity method of accounting, the Company initially recorded the investments in AASML and e1 Marine at cost and adjusts the carrying amounts of the investments to recognize their respective share of earnings or losses of the investee. As of December 31, 2023, the carrying value of the Company’s total investment in Element 1 Corp. is $9.3 million. This consists of the carrying value of the Company’s investment in the ordinary shares of $9.3 million and warrants exercisable for ordinary shares of $0.0 million, which were initially determined based upon the relative fair values at the date of the investment. The carrying amount of the investment is adjusted to recognize the Company’s share of earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investments. The Company evaluates its equity method investment for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying values. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of operations.  As of December 31, 2023, there are no impairment indicators for the investment in Element 1 Corp. The Company adjusts the fair value of the Element 1 Corp. warrants at each reporting period with changes in the fair value recorded directly in earnings.

2.24.   Contingencies

Claims, lawsuits and contingencies arise in the ordinary course of the Company’s business. The Company provides for these contingencies when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for contingencies that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred as of the balance sheet date.

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

The SARs are settled through the delivery of Ardmore shares, not cash. Hence, in accordance with the guidance in the FASB Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”), the Company has classified the plan as an equity settled share-based payment plan. The cost of each tranche of SARs is being recognized by the Company on a straight-line basis.

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

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statements of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2023 amounted to $Nil (2022: $Nil , 2021: $Nil).

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2023 amounted to $Nil (2022: $Nil, 2021: $Nil).

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

The CODM does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of vessel employment, management cannot and does not identify expenses, profitability or other financial information for these charters or other forms of employment. As a result, the CODM reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions) and, as a result, the disclosure of geographic information is impracticable. In this respect, the Company has determined that it operates under one reportable segment relating to its operations of its vessels.

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
In thousands of U.S. Dollars	2023	2022	2021
Charterer A	*	55,626	23,152
Charterer B	*	53,345	*
* None over 10%

The following table presents the Company’s revenue contributions by nature of vessel employment.

	For the years ended December 31
In thousands of U.S. Dollars	2023	2022	2021
Spot charters (1)	395,577	437,189	169,632
Time charters (2)	—	7,917	22,106
Pooling arrangements (3)	—	3	14
Other revenue (4)	401	632	732
	395,978	445,741	192,484

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

(4)   Represents revenue recognized by the Company associated with the management of four third-party chemical tankers employed under spot charters that were accounted for in accordance with ASC 606.

4. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp. (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of Element 1 Corp. common stock, which expire in June 2024. The Company’s total investment in E1 amounted to $9.3 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323 - Investments – Equity Method and Joint Ventures (“ASC 323”) and the warrants are being accounted for at their fair value in accordance with FASB Accounting Standards Codification ASC 321 – Investments – Equity Securities.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1. and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver E1’s hydrogen delivery system to the marine sector, with each joint venture partner owning 33.33% of e1 Marine. The Company accounts for the investment in e1 Marine LLC using the equity method in accordance with ASC 323.

The Company records its share of earnings and losses in these investments on a quarterly basis, with an aggregate loss of $1.0 million recognized in the year ended December 31, 2023. During the year ended December 31, 2023, the Company made a cash contribution of $1.2 million to e1 Marine LLC. The Company recorded an investment of $10.7 million, inclusive of transaction costs (E1 investment of $9.3 million and e1 Marine LLC investment of $1.4 million), which is included in investments and other assets, net in the consolidated balance sheet as of December 31, 2023.

5.   Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following as of December 31, 2023 and 2022:

	As of December 31
In thousands of U.S. Dollars	2023	2022
Accrued vessel operating expenses and voyage expenses	12,961	13,159
Other accrued expenses	5,304	7,731
Total accrued expenses	18,265	20,890

6.   Debt

As of  December 31, 2023, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction, or to refinance such original financings, and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 19 vessels as of December 31, 2023. ASC and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default.

The outstanding principal balances in the table below approximate the fair value for the Company’s variable-rate debt, which is considered to be a Level 2 item for fair value purposes as the Company considers the estimate of rates it could obtain for similar debt.  The fair value of an asset or liability is based on assumptions that market participants would use in pricing the asset or liability.  The hierarchies of inputs used when determining fair value are described below:

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

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The outstanding principal balances on each loan facility as of December 31, 2023 and 2022 were as follows:

	As of December 31
In thousands of U.S. Dollars	2023	2022
Nordea/SEB Revolving Facility	—	22,500
ABN/CACIB Joint Bank Facility	45,872	104,927
ABN/CACIB Revolving Facility	—	—
ABN AMRO Revolving Facility	932	3,184
Total debt	46,804	130,611
Deferred finance fees	(778)	(1,815)
Net total debt	46,026	128,796
Current portion of long-term debt	6,713	13,429
Current portion of deferred finance fees	(277)	(502)
Total current portion of long-term debt	6,436	12,927
Non-current portion of long-term debt	39,590	115,869

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
December 31
In thousands of U.S. Dollars	2023
2024	6,713
2025	7,645
2026	6,713
2027	25,733
46,804

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of ASC’s subsidiaries entered into a $185.5 million sustainability-linked revolving credit facility with Nordea and SEB (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels previously financed under lease arrangements. Interest is calculated at a rate of SOFR plus 2.5% (Adjusted SOFR, equivalent to LIBOR, plus a margin of 2.25%). The revolving credit facility may be drawn down or repaid with five days‘ notice. The revolving credit facility matures in June 2027. As of December 31, 2023, none of the revolving credit facility was drawn down and $161.3 million was available and undrawn.

ABN/CACIB Joint Bank Facility

On August 5, 2022, seven of ASC’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO Bank N.V (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest is calculated at SOFR plus 2.5%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment.

ABN/CACIB Revolving Facility

On June 15, 2023, the ABN/CACIB Revolving Facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. Each of the revolving credit facility and term loan facility matures in August 2027. As of December 31, 2023, none of the revolving credit facility was drawn down and $45.9 million was undrawn.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2025 with further options for extension.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash. The remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of December 31, 2023, was $18.75 million;
●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as of December 31, 2023 and 2022.

Interest rates

The following tables set forth the effective interest rate associated with the interest expense for the Company’s debt facilities noted above, including commitment fees, if applicable. The effective interest rate below does not include the effect of any interest rate swap agreements. The following tables also include the range of interest rates on the debt, excluding the impact of commitment fees, if applicable:

	For the years ended December 31
	2023	2022	2021
Effective interest rate	10.28%	5.07%	2.93%
Effective interest rate, excluding commitment fees	7.83%	4.38%	2.90%
Range of interest rates (SOFR)	4.50 % to 5.36%	0.10 % to 4.50%	0.01 % to 0.09%

The following table presents the weighted average effective interest rate on the Company’s debt obligations, including the impact on interest from interest rate swap agreements designated as hedging instruments and including commitment fees, if applicable, for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31
	2023	2022	2021
Effective interest rate	8.26%	2.30%	3.20%
Effective interest rate, excluding commitment fees	5.80%	1.61%	3.17%

7.   Finance lease

As of December 31, 2023, the Company was a party, as the lessee, to one finance lease facility. The Company's applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the finance lease facilities, which totaled two vessels as of December 31, 2023 (2022: 2 vessels). ASC has provided guarantees in respect of the finance lease facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as of December 31, 2023 and 2022 were as follows:

	As of December 31
In thousands of U.S. Dollars	2023	2022
CMBFL / Shandong	54,237	59,930
Finance lease obligations	54,237	59,930
Amounts representing interest and deferred finance fees	(10,594)	(14,430)
Finance lease obligations, net of interest and deferred finance fees	43,643	45,500
Current portion of finance lease obligations	2,151	1,976
Current portion of deferred finance fees	(122)	(119)
Non-current portion of finance lease obligations	42,177	44,328
Non-current portion of deferred finance fees	(563)	(685)
Total finance lease obligations, net of deferred finance fees	43,643	45,500

Maturity analysis of the Company’s finance lease facilities for each year are as follows:

As of
December 31
In thousands of U.S. Dollars	2023
2024	5,710
2025	5,694
2026	5,486
2027 - 2030	37,347
Finance lease obligations	54,237
Amounts representing interest and deferred finance fees	(10,594)
Finance lease obligations, net of interest and deferred finance fees	43,643

Assets recorded under finance leases consist of the following:

	As of December 31
In thousands of U.S. Dollars	2023	2022
Vessels and vessel equipment, net of accumulated depreciation	51,049	53,545
Deferred drydock expenditures, net of accumulated amortization	220	598
	51,269	54,143

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

8.   Operating leases

The following are the types of contracts the Company has, which are accounted for under lease guidance, ASC 842:

Time charter-in contracts: Long term operating leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months, with an option to extend for a further 12 months. Due to the volatility of freight rates, the Company generally concludes that it is not reasonably certain to exercise any options to extend the lease term at lease commencement. Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessee for the lessor to operate the vessel.  For time charters-in, the Company has elected to separate lease and non-lease components. During the year ended December 31, 2023, gross sublease income earned from time charter-in contracts was $43.6 million (2022: $31.0 million)

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets.

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

As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate used by the Company of 4.5% is obtained independently and is comparable with what the Company would have had to borrow at the time of the transactions to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The weighted average remaining lease term for the chartered-in vessels is 0.52 years.

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

Time charter-in contracts: Short term operating leases

The Company entered into a short term lease agreement in September 2023 to charter-in a vessel for a period of 12 months with the option to extend for a further six months. The Company elected the practical expedient of FASB Accounting Standards Codification 842- Leases (“ASC 842”), which allows for leases with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities. The Company recognizes the lease costs for all vessel-related operating leases as charter hire expenses, split between lease and non-lease components, on the consolidated statements of operations on a straight-line basis over the lease term. For office operating leases, the Company has elected to combine lease and non-lease components on the consolidated balance sheets.

Office leases

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts for the Company’s offices in Cork, Ireland, Singapore and Houston, Texas. For office operating leases, the Company has elected to combine lease and non-lease components on the consolidated balance sheets. The discount rate used to measure the lease liability is the incremental cost of borrowing since the rate implicit in the lease cannot be determined. The Company has used a weighted average discount rate of 4% as a basis for determining the lease liability.

The liabilities described below are denominated in various currencies. The weighted average remaining term of the office leases as of December 31, 2023 was 3.3 years. Under ASC 842, the right-of-use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as of the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of operations.

	As of December 31
In thousands of U.S. Dollars	2023	2022
Non-Current Assets
Operating lease, right-of-use asset - Time Charter in Vessels	3,492	9,568
Operating lease, right-of-use asset - Offices	1,007	993
	4,499	10,561

Lease liabilities - Current portion
Current portion of lease liabilities - Time Charter in Vessels	3,492	6,076
Current portion of lease liabilities - Offices	315	282
	3,807	6,358

Lease liabilities - Non-current portion
Non-current portion of lease liabilities - Time Charter in Vessels	—	3,492
Non-current portion of lease liabilities - Offices	510	477
	510	3,969

Total operating lease, right of use assets	4,499	10,561

Total lease liabilities	4,317	10,327

As of December 31, 2023, the Company had the following maturity of operating lease obligations:

As of
December 31
In thousands of U.S. Dollars	2023
2024	3,868
2025	310
2026	81
2027	36
2028 - 2030	113
Total lease payments	4,408
Less imputed interest	(91)
Present value of lease liabilities	4,317

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

During the second quarter of 2020, the Company entered into floating-to-fixed interest rate swap agreements, associated with existing variable-rate debt and financing facilities, over a three-year term with multiple counterparties. The swap agreements expired in July 2023.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income / (Loss) and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings.

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

The Company records the fair value of the interest rate swaps as an asset or liability on its balance sheet. Interest rate swaps are considered to be a Level 2 item. The following table shows the interest rate swap assets as of December 31, 2023 and December 31, 2022:

Derivatives designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	December 31, 2023	December 31, 2022
Interest rate swap	Current portion of derivative assets	$—	1,468
Interest rate swap	Non - current portion of derivative assets	$—	—

The following table shows the interest rate swap assets not designated as hedging instruments as of December 31, 2023 and December 31, 2022:

Derivatives not designated as hedging instruments (in thousands of U.S. Dollars)	Balance Sheet location	December 31, 2023	December 31, 2022
Interest rate swap	Current portion of derivative assets	$—	3,459
Interest rate swap	Non - current portion of derivative assets	$—	—

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

As part of the issuance of the Preferred Stock to Maritime Partners, the Company agreed that Maritime Partners shall have the right to a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which can only be distributed after the Company receives its return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date, for the profits interest that is the 10th anniversary of the date of the agreement, it renders the profits interest as a liability which will need to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $1.0 million, which is included in non-current liabilities in the consolidated balance sheet as of December 31, 2023 (December 31, 2022 $1.0 million).

The Company paid $3.4 million and $3.3 million in preferred stock dividends during 2023 and 2022, respectively, and accrued $0.6 million and $0.6 million of preferred stock dividends as of December 31, 2023 and December 31, 2022 respectively.

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

The loss on the sale of vessels for the year ended December 31, 2022 is calculated as follows:

In thousands of U.S. Dollars	Sealeader	Sealifter	Sealancer	Total
Sales proceeds	13,239	13,239	14,249	40,727
Net book value of vessels	(16,251)	(15,886)	(14,692)	(46,829)
Sales related costs	(265)	(265)	(285)	(815)
Loss on sale of vessels	(3,277)	(2,912)	(728)	(6,917)

12.   Interest expense and finance costs

	For the years ended December 31
In thousands of U.S. Dollars	2023	2022	2021
Interest incurred – debt	8,033	6,245	4,405
Interest incurred – finance leases	3,718	11,239	9,767
Amortization of deferred finance fees	1,237	1,461	1,623
Interest rate swaps	(1,580)	(3,408)	407
	11,408	15,537	16,202

	For the years ended December 31
In thousands of U.S. Dollars	2023	2022	2021
Loss on extinguishment	—	1,576	569
	—	1,576	569

13.   Income taxes

The components of income tax are as follows:

	For the years ended December 31
In thousands of U.S. Dollars	2023	2022	2021
Current tax expenses	(435)	(207)	(150)
Income tax expense for year	(435)	(207)	(150)

The differences between income taxes expected at the Marshall Islands statutory income tax rate for non-resident companies of zero percent and the reported income tax expense are summarized as follows.

	For the years ended December 31
	2023	2022	2021
Marshall Islands statutory income tax rate	0.00%	0.00%	0.00%
Income subject to tax in other jurisdictions	0.37%	0.15%	0.41%
Effective tax rate	0.37%	0.15%	0.41%

14.   Net income / (loss) per share and common dividends

Basic and diluted net income / (loss) per share is calculated by dividing the net income / (loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted net income / (loss) per share is calculated by adjusting the net income / (loss) available to common shareholders and the weighted average number of common shares used for calculating basic income / (loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the years ended December 31
In thousands of U.S. Dollars and shares, except per share amount	2023	2022	2021
Net income / (loss) attributable to common stockholders	$113,408	$135,054	$(38,086)
Weighted average shares - Basic	41,130	37,236	33,883
Weighted average shares - Diluted	41,822	38,360	33,883
Basic net income / (loss) per share	$2.76	$3.63	$(1.12)
Diluted net income / (loss) per share	$2.71	$3.52	$(1.12)

For the year ended December 31, 2023, SARs granting the right to acquire 176,360 shares (2022: 532,642, 2021: 3,704,694) and 716,452 RSUs (2022: 908,209, 2021: 546,935) were outstanding. For the year ended December 31, 2023, there were no anti-dilutive SARs and RSUs.  131,895 SARs at an exercise price of $9.20 and 89,042 RSUs were not included in the computation of the net income per share for the year ended December 31, 2022 as their impact is anti-dilutive.  The SARs and RSUs have been excluded from the computation of diluted loss per share, for the year ended December 31, 2021 as they are anti-dilutive as a result of the net loss for that period.

Subsequent to year end, the Company declared a cash dividend of $0.21 per share of common stock for the quarter ended December 31, 2023. The cash dividend of $8.7 million was paid on March 15, 2024 to all shareholders of record on February 29, 2024.

During the year ended December 31, 2023, the Company paid common share dividends aggregating $47.2 million. The Company did not make any dividend payments on its common stock for the years ended December 31, 2022 or 2021.

15.   Related party transactions

Anglo Ardmore Ship Management Limited ("AASML")

AASML is a joint venture entity owned 50% each by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML is accounted for under the equity method of accounting.

The carrying value of the investment as of December 31, 2023 and 2022 was not significant. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018.

The Company has entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 22 vessels of the Company’s fleet as of December 31, 2023 (2022: 14 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

Total management fees paid to AASML for the year ended December 31, 2023 were $3.2 million (2022: $2.7 million and 2021: $3.0 million), which are included in vessel operating expenses in the consolidated statements of operations. Amounts due from/(to) AASML in respect of management fees were $Nil as of December 31, 2023 (2022: $Nil). Advances to AASML for technical management services as of December 31, 2023 were $5.2 million (2022: $1.5 million) and are included in Advances and deposits in the consolidated balance sheets. Amounts payable to AASML for technical management services as of December 31, 2023 were $0.0 million (2022: $0.7 million), with $Nil (2022: $0.1 million) included in Accounts payable and $0.0 million (2022: $0.6 million) included in Accrued expenses and other liabilities in the consolidated balance sheets.

16.   Share-based compensation

Stock appreciation rights

As of December 31, 2023, the Company had granted 3,710,473 SARs (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan.

Changes in the SARs for the year ended December 31, 2023 are set forth below:

		Weighted average
	No. of SARs	exercise price
Balance as of January 1, 2023	528,844	$4.74
SARs granted during the year ended December 31, 2023	—	—
SARs exercised during the year ended December 31, 2023	(352,484)	$(4.88)
Balance as of December 31, 2023 (none of which are exercisable or convertible)	176,360	$4.28

The total cost related to non-vested awards expected to be recognized through 2025 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2024	57
57

Restricted stock units

As of December 31, 2023, the Company had granted 1,921,741 RSUs to certain of its officers and directors under its 2013 Equity Incentive Plan.

Changes in the RSUs for the year ended December 31, 2023 is set forth below:

		Weighted average
		fair value at grant
	No. of RSUs	date
Balance as of January 1, 2023	908,209	$5.31
RSUs granted during the year ended December 31, 2023	210,747	$16.64
RSUs vested during the year ended December 31, 2023	(402,504)	$(5.30)
RSUs forfeited during the year ended December 31, 2023	—	—
Balance as of December 31, 2023 (none of which are vested)	716,452	$8.65

The total cost related to non-vested awards expected to be recognized through 2026 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2024	2,349
2025	1,353
2026	150
3,852

17.   Repurchase of common stock

In September 2023, the Company's Board of Directors authorized a new share repurchase plan, expanding and replacing the Company's earlier plan. Pursuant to the new share repurchase plan, the Company may purchase up to $50 million of its common shares at times and at prices that are considered to be appropriate by the Company. The Company may repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time, the Company may suspend, delay or discontinue the plan.

During the years ended December 31, 2023, 2022 and 2021, no shares were repurchased.

18. Commitments and Contingencies

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations or cash flows.

19. Subsequent Events

On February 15, 2024, Ardmore announced that its Board of Directors declared a cash dividend of $0.21 per share for the quarter ended December 31, 2023. The cash dividend of $8.7 million was paid on March 15, 2024, to all shareholders of record on February 29, 2024.

In February 2024, the Company has agreed to acquire a 2017 Japanese-built MR product tanker for $42.0 million, and in a separate transaction has agreed to sell the 2010-built Ardmore Seafarer for $27.1 million.  Both transactions are expected to conclude in April 2024.