Form 20-F
period 2024-12-31
Ardmore Shipping Corp
filed 2025-03-07
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda

(Address of principal executive offices)

Mr. Gernot Ruppelt

Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda

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

As of December 31, 2024, there were 40,455,240 shares of common stock outstanding, par value $0.01 per share.

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

Forward-looking statements in this Annual Report include, among others, such matters as:

●	our future operating or financial results;
●	global and regional economic and political conditions;
●	the strength of national economies and currencies;
●	general market conditions;
●	our business and growth strategies and our Energy Transition Plan (“ETP”) and other plans, and related potential benefits and opportunities;
●	fleet expansion and vessel and business acquisitions, vessels and upgrades and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
●	competition in the tanker industry;
●	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
●	business disruptions due to natural disasters or other disasters or events outside of our control;
●	the effect of Russia’s ongoing invasion of Ukraine, the Hamas-Israel war and attacks against merchant vessels in the Red Sea area on, among other things, oil demand, our business, our results of operations and financial condition;
●	charter counterparty performance;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	our intended installation and use of carbon capture ready exhaust gas scrubbers on additional vessels, and the expected benefits of scrubbers;
●	our financial condition and liquidity, including estimates of our liquidity needs for 2025 and for the longer term and our ability to obtain financing in the future and the sources of financing to fund capital expenditures, acquisitions, refinancing of existing indebtedness and other general liquidity needs and corporate activities;
●	our ability to comply with covenants in financing arrangements;
●	our capital structure and how it supports our spot employment strategy and enhances financial and strategic flexibility to pursue acquisition opportunities;
●	our exposure to inflation;
●	vessel breakdowns and instances of off hire;
●	future dividends;
●	our ability to enter into fixed-rate charters in the future and our ability to earn income in the spot market;
●	our ability to comply with, and the effects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance
●	growth opportunities for Element 1 Corp. in which we hold an equity investment;
●	our status relative to PFIC regulations and our intention to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year; and

●	our expectations of the availability of vessels or businesses to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

●	changes in demand for and the supply of tanker vessel capacity;
●	fluctuations in oil prices;
●	changes in the markets in which we operate;
●	availability of financing and refinancing;
●	changes in general domestic and international political and trade conditions, including tariffs;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	the impact of any pandemics, epidemics or other public health crises;
●	geopolitical conflicts and developments, including, among others, the outcome and impact of the Russia-Ukraine war and the Hamas-Israel war;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
●	potential disruption of shipping routes due to regional conflicts, accidents, piracy or political events;
●	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
●	the length and number of off-hire periods and dependence on third-party managers;
●	changes in our cash flows, capital expenditures and expenses;
●	developments at Element 1 Corp. and in its industry and competitive position; and
●	other factors discussed under the “Risk Factors” section of this Annual Report.

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

Risk Factor Summary

●	The tanker industry is cyclical and volatile in terms of charter rates and profitability.
●	Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry.
●	Failure to protect our information systems against cyberattacks, security breaches or system failure could adversely affect our business and results of operations.
●	We are subject to certain risks with respect to our counterparties on contracts.
●	The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or to refinance existing financing or otherwise negatively impact our business.
●	Our insurance may not be adequate to cover our losses that may result from our operations.
●	Weak spot charter markets may adversely affect our results of operations.
●	Declines in oil prices may adversely affect our growth prospects and results of operations.
●	Volatility in the markets in which our vessels trade may result in us having limited liquidity.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Any interest rate increases would increase our debt service costs on variable-rate debt.
●	Any vessel market value decreases could result in breaches of credit facility covenants or impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.
●	An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability.
●	Changes in fuel, or bunkers, prices may adversely affect our results of operations.
●	Changes in the oil, oil products and chemical markets could result in decreased demand for our services.
●	Our vessels may suffer damage due to the inherent operational risks of the shipping industry, and we may experience unexpected drydocking costs and delays or total loss of our vessels.
●	We operate our vessels worldwide and, as a result, our vessels are exposed to international risks.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	If our vessels call on ports subject to U.S. restrictions, the market for our securities could be adversely affected.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Maritime claimants could arrest our vessels, which would have a negative effect on our business.
●	Governments could requisition our vessels during a period of war or emergency.
●	Increased demand for and supply of vessels fitted with exhaust gas scrubbers could reduce demand for the portion of our fleet not equipped with scrubbers.
●	We may not realize the anticipated benefits of our proposed investment in scrubbers.
●	Technological innovation could reduce our charter hire income and the value of our vessels.
●	Public health threats could have an adverse effect on our business and results of operation.
●	If labor or other interruptions are not resolved, they could have a material adverse effect on our business.
●	We will be required to make substantial capital expenditures to expand and maintain our fleet, which will depend on our ability to obtain additional financing.
●	We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.
●	If we do not acquire suitable vessels or shipping companies or successfully integrate any acquired vessels or shipping companies, we may not be able to effectively grow.
●	Our ability to grow may be adversely affected by our dividend policy.
●	Delays in vessel deliveries, cancellations of vessel orders or the inability to complete vessel acquisitions could harm our results of operations.
●	Delays in the delivery of and installation of new vessel equipment could result in significant vessel down-time and adversely affect our results of operations.
●	The timing of any drydockings during peak market conditions could adversely affect the level of our profitability.

●	If we purchase and operate second-hand vessels, we will be exposed to increased operating costs and these vessels could adversely affect our ability to obtain profitable charters.
●	An increase in operating, voyage or other expenses due to increased inflation or otherwise may decrease our earnings and cash flows.
●	We may be unsuccessful in competing in the international tanker market.
●	The loss of any key customers could result in a significant loss of revenues and cash flow.
●	Charterers may terminate or default on their charters.
●	Our ability to obtain additional debt financing may depend on the performance of charters and the creditworthiness of our charterers.
●	Our debt levels and other financial obligations may limit our ability or flexibility in obtaining additional financing and pursuing other business opportunities.
●	Servicing our current or future indebtedness and other financial obligations limits available funds and if we cannot service our debt, we may lose our vessels.
●	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us.
●	Our credit facilities contain restrictive covenants.
●	Failure to maintain an effective system of internal control over financial reporting could affect our ability to accurately report our results and prevent fraud.
●	We may be required to make additional insurance premium payments.
●	Our investment in Element 1 Corp. involves a high degree of risk.
●	We are subject to complex laws and regulations which can adversely affect our business.
●	An increase in trade protectionism and the decrease of multilateral trade agreements
●	Climate change and greenhouse gas restrictions may adversely affect our operating results.
●	Scrutiny and expectations of certain third parties about Environmental, Social and Governance (or “ESG”) policies may impose additional costs on us or expose us to additional risks.
●	Efforts to comply with regulations regarding ballast water discharge may adversely affect our results of operation and financial condition.
●	If we fail to comply with international safety regulations, we may be subject to increased liability and may result in a denial of access to, or detention in, certain ports.
●	Failure to comply with data privacy laws or misconduct by employees could harm customer relationships and expose us to claims and fines.
●	Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.
●	Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.
●	Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
●	It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.
●	The amount of our quarterly dividend will vary from period to period, and we may not be able to pay dividends.
●	Anti-takeover provisions in our articles of incorporation and bylaws documents could adversely affect the market price of our common shares.
●	We may be required to redeem our outstanding shares of Series A Preferred Stock or to pay dividends on such shares at an increased rate.
●	U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.
●	We may have to pay tax on U.S. source shipping income, which would reduce our earnings.
●	Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

●	Our business depends upon key members of our senior management team.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

RISKS RELATED TO OUR INDUSTRY

The tanker industry is cyclical and volatile in terms of charter rates and profitability, which may affect our results of operations.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A prolonged downturn in the tanker industry could adversely affect our ability to charter our vessels or to sell them. In addition, the rates payable in respect of any of our vessels operating in a commercial pool, or any renewal or replacement charters that we enter into, may not be sufficient for us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil, oil products and chemicals. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. In addition, from 2015 to 2019 high refined product inventory levels, continued supply of new vessels, and oil price volatility and trading levels contributed to low charter rates in the tanker industry. As of March 7, 2025, one of our vessels was on time charter, and 25 of our vessels, including three chartered-in vessels, were operating in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a loss.

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

As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Although these vessel attacks have decreased in the first quarter of 2025, Houthi activity level remains uncertain given the unpredictable nature of this group.

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

We rely on our information systems to conduct our business, and failure to protect these systems against cyberattacks, viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, and aspects of the control and operation of our vessels, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on what we believe are industry accepted security measures and technology in seeking to secure confidential and proprietary information maintained on our information systems and to protect our assets. However, these measures and technology may not adequately prevent or mitigate the impact of security breaches or cyberattacks.

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate or resolve problems caused by such matters. Security breaches, viruses and cyberattacks could also harm our reputation and expose us to claims, litigation and other possible liabilities.

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

As part of our operations, we enter into spot and time charter contracts, commercial pool agreements, ship management agreements, credit facilities and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of our industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of any existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition and results of operations.

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

As of March 7, 2025, 25 of our vessels, including three chartered-in vessels, were operating directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the particular voyage charters. We may employ in the spot charter market additional vessels that we may acquire or charter-in in the future. When we employ a vessel in the spot charter market, we generally intend to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. If spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness or any finance lease obligations. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Global crude oil prices fluctuate significantly over time and in response to various events. Any meaningful decrease in oil prices may adversely affect our business, results of operations and financial condition and our ability to service our indebtedness and other financial obligations and to pay dividends, as a result of, among other things:

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

As of December 31, 2024 we had $243.4 million in liquidity available, with cash and cash equivalents of $47.0 million and amounts available and undrawn under our revolving credit facilities of $196.4 million. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, operating lease payments, dividends on our shares of preferred stock, dividends on our shares of common stock and scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities.

Our existing long-term debt facilities require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt.

The required minimum cash balance as of December 31, 2024, was $18.75 million. Should we not meet this financial covenant or other covenants in our debt facilities, whether due to market volatility that reduces our liquidity or other factors, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing arrangements could also result in foreclosure on any of our vessels and other assets securing the related loans.

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

As of December 31, 2024, we had $38.8 million in aggregate principal amount of outstanding indebtedness that bears interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future, which may include finance lease arrangements. Increases in prevailing interest rates would increase the amounts that we would have to pay to our lenders and any future financing lessors, if the outstanding principal amount were to remain the same, and our net income and cash flows would decrease. Interest rates increased substantially in recent years and remain significantly higher than rates in 2021.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.

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

If the market value of our fleet declines, we may not be able to obtain other financing or to incur debt on terms that are acceptable to us or at all. A decrease in vessel values could also cause us to breach certain loan-to-value covenants that are contained in our financing arrangements that we may enter into from time to time, which may include finance lease arrangements. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations and financial condition.

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

An oversupply of tanker capacity may lead to reductions in charter rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. The global newbuilding orderbook for MR product tankers was approximately 14.4% of the global MR product tanker fleet and the orderbook for chemical tankers was approximately 18.1% of the global chemical tanker fleet as of December 31, 2024. If the supply of product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations and financial condition.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, war, terrorism, piracy, cyberattack, latent defects, “acts of God”, climate change and other circumstances or events.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world. Sea piracy incidents continue to occur, particularly in the South China Sea, the Strait of Malacca, the Indian Ocean, the Arabian Sea, off the coast of West Africa, the Red Sea, the Gulf of Aden, the Gulf of Guinea, Venezuela, and in certain areas of the Middle East, with tankers particularly vulnerable to such attacks. If piracy or other attacks on vessels result in the characterization of regions in which our vessels are deployed as “war risk” zones or Joint War Committee “war and strikes” listed areas by insurers, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.

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

As of March 7, 2025, owners of approximately 22.2% of the worldwide fleet of tankers with capacity over 10,000 dwt had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a vessel to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that vessels without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements - generally larger vessels - are more inclined to install scrubbers to comply with IMO 2020. As of March 7, 2025, a total of nine of our owned fleet of 22 vessels are equipped with scrubbers. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted vessels in the worldwide fleet increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels without scrubbers may be reduced and our ability to re-charter such vessels at competitive rates may be impaired, which may have a material adverse effect on our business, operating results and financial condition.

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

Public health threats and highly communicable diseases could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, many countries, ports and organizations, including those where we conduct a large part of our operations, may implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics and other public health crises may result in a significant decline in global demand for refined oil products. As our business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport has and could continue to adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crises may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

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

Our business strategy is based in part upon the expansion of our fleet through the purchase and ordering of additional vessels or businesses. We will be required to make substantial capital expenditures to expand the size of our fleet. We also have incurred significant capital expenditures in previous years to upgrade secondhand vessels we have acquired and may be required to make additional capital expenditures in order to comply with existing and future regulatory obligations.

In addition, we will incur significant maintenance and capital costs for our current fleet and any additional vessels we acquire. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard and vessels are typically drydocked every 30 to 60 months thereafter depending on the vessel, not including any unexpected repairs. We estimate the cost to drydock a vessel is between $1.3 million and $1.8 million, depending on the size and condition of the vessel and the location of drydocking relative to the location of the vessel.

We may be required to incur additional debt or raise capital through the sale or issuance of debt or equity securities to fund the purchasing of vessels or businesses or for drydocking costs from time to time. However, we may be unable to access the required financing if conditions change and we may be unsuccessful in obtaining financing for future fleet growth. Use of cash from operations will reduce available cash. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we finance our expenditures by incurring additional debt, our financial leverage could increase. If we finance our expenditures by issuing equity securities, our shareholders’ ownership interest in us could be diluted.

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

As of March 7, 2025, one of our vessels was employed under a fixed-rate time-charter agreement. To the extent our vessels are subject to medium or long-term time charters at any time, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

The delivery of vessels we may purchase or sell could be delayed because of, among other things:

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

We may not realize all of the anticipated benefits of our investment in scrubbers.

As of December 31, 2024, we have retrofitted nine of our vessels with exhaust gas cleaning systems, or scrubbers, and we plan to install scrubbers on additional vessels during 2025. The scrubbers are intended to enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. The total estimated investment for these systems, including estimated installation costs, is approximately $2.0 million per vessel.

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

As of March 7, 2025, one of our vessels was employed under a fixed rate time charter agreement. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all costs associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port and canal costs.

Our vessel operating expenses, which include the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, and our voyage expenses, which include, among other things, the costs of bunkers port and canal costs, depend on a variety of factors, many of which are beyond our control, such as competition for crew and inflation. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Inflation has increased significantly on a worldwide basis since mid-2021. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings and cash flow will decrease.

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

Any charters may terminate earlier than their scheduled expirations. The terms of any existing or future charters may vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these may include: a total or constructive loss of the relevant vessel; or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

To the extent we enter into time charters for our vessels, we cannot predict whether any charterers may, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers are unable or decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In addition, the ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters.

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

Our debt levels and other financial obligations may limit our ability or flexibility in obtaining additional financing and pursuing other business opportunities.

As of December 31, 2024, we had $38.8 million in aggregate principal amount of outstanding indebtedness and we had no finance lease obligations. This amount is substantially lower than the amount of such indebtedness and finance lease obligations in prior years. In the future we may enter into new debt arrangements, issue debt securities or incur new finance lease obligations or assume debt as part of acquisitions. Higher levels of debt and any additional financial obligations we may incur could have important consequences to us, including the following:

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

In addition, the actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require for additional investments or may significantly increase our costs of obtaining such capital.

Our inability to obtain additional financing at all or the availability of financing at a higher than anticipated cost may materially affect our results of operations and our ability to implement our business strategy.

Servicing our current or future indebtedness and other financial obligations limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our existing credit facilities typically requires us to dedicate a part of our cash flow from operations to servicing these facilities, and we intend to incur additional debt in the future. We may also incur finance lease obligations in the future. Payments on our indebtedness and any other financial obligations we incur will limit funds available for working capital, capital expenditures and other purposes.

Our ability to service our debt and any other financial obligations we incur from time to time will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic and industry conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations and cash reserves are not sufficient to service our current or future indebtedness and any other financial obligations we incur, we may be forced to:

●	seek to raise additional capital;
●	seek to refinance or restructure our debt;
●	sell tankers;
●	reduce or delay our business activities, capital expenditures, investments or acquisitions;
●	reduce any dividends; or
●	seek bankruptcy protection.

We may be unable to effect any of these remedies, if necessary, on satisfactory terms, and these remedies may not be sufficient to allow us to meet our debt obligations or any other financial obligations we incur from time to time.

If we are unable to meet our debt or other financial obligations or if some other default occurs under our credit facilities or any other financial arrangements, our lenders could elect to declare our debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or, to the extent applicable, our lessors could terminate our rights under any finance leases.

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

Our credit facilities contain restrictive covenants, which among other things, limit the amount of cash we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facilities impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries to, among other things:

●	make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
●	incur additional indebtedness, including the issuance of guarantees;
●	incur lease obligations;
●	create liens on our assets;
●	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
●	sell our vessels;
●	pay dividends or distributions;
●	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
●	enter into a new line of business.

Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants require us, among other things, to maintain minimum solvency, cash and cash equivalents, corporate net worth, working capital, loan-to-value levels and to avoid exceeding corporate leverage maximum. Any finance leases or other financial arrangements that we enter into from time to time may also impose similar or additional financial or restrictive covenants.

As a result of these restrictions, we may need to seek consent from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain consent when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions or pursue business opportunities. Our ability to comply with covenants and restrictions contained in debt instruments or other financial arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements, our obligations may become immediately due and payable, we could be subject to increased rates or fees, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. A default under financing agreements or any future finance lease arrangements could also result in foreclosure on any of our vessels and other assets securing related loans or a loss of our rights as a lessee under the applicable finance leases.

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

Our investment in Element 1 Corp. involves a high degree of risk, including potential loss of our investment.

As part of our Energy Transition Plan, in June 2021 we purchased a 10% equity stake in private company Element 1 Corp., a developer of hydrogen generation systems used to power fuel cells.

Element 1 Corp operates in a highly dynamic and competitive market, and there is no assurance that it will be able to compete successfully, that demand will grow for its technology, including for in the marine sector, or that it will obtain adequate funding to expand its operations or business. These are among the factors that subject our investment of time and resources in Element 1 Corp to risk and may result in a loss to us of such investment. During the year ended December 31, 2024, the Company recognized an impairment loss of $4.4 million related to its equity method investment in Element 1 Corp.

LEGAL AND REGULATORY RISKS

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Cost of compliance with such laws and regulations may be significant and, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with existing and future regulatory obligations may include costs relating to, among other things: air emissions including greenhouse gases; the management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures; Eco-mod upgrades of secondhand vessels; and insurance coverage or other financial assurance of our ability to address pollution incidents. Environmental or other incidents may result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. These costs could have a material adverse effect on our business, results of operations and financial condition.

A failure to comply with applicable laws and regulations may, among other things, result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. Environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under the U.S. Oil Pollution Act of 1990, for example, owners, operators and bareboat charterers are jointly, severally and strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under international and U.S. federal, state, local and foreign laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential spills of oil (including marine fuel) and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations and financial condition.

An increase in trade protectionism and the decrease of multilateral trade agreements could have a material adverse impact on our results of operations, financial condition and cash flows.

Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. The U.S. government, for example, has made statements and taken actions that may impact U.S. and international trade policies, including threatening new and increased tariffs affecting imports from certain countries. It is unknown whether and to what extent any new or increased tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry.

If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions in response to the actions of any foreign nation, such changes could disrupt or alter current trade flows of oil, oil products and chemicals and have an adverse effect on the demand for our vessels, our business, results of operations and financial condition.

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

Scrutiny and expectations from certain investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Certain investor advocacy groups, institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and, place significant importance on the implications and social cost of their investments. Companies that do not comply with ESG expectations and standards of these investors, lenders or other industry shareholders may lack support of such third parties.

We may face increasing pressures from such third parties and others to the extent they are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability.

As a result, we may determine that it is appropriate to implement more stringent ESG procedures or standards so that interested existing and future investors remain invested in us and make further investments in us, especially given our business of transporting refined petroleum products.

At the same time, anti-ESG sentiment has been gaining momentum in the United States and certain investors, other stakeholders and regulators may express or pursue opposing views, legislation and investment expectations with respect to ESG initiatives. Several states in the U.S. and the U.S. government have enacted or proposed policies or executive action restricting ESG-focused investment practices, some of which may conflict with other regulatory requirements, resulting in regulatory uncertainty. Failure to comply with ESG-related or anti-ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact an investment in our common stock and have an adverse effect on our business.

Regulations relating to ballast water discharge may adversely affect our results of operation and financial condition.

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”) has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. All of our vessels currently comply with the updated guidelines of compliance. The cost of any non-compliance with these regulations may be substantial and may adversely affect our results of operation and financial condition.

In addition, United States regulations regulating ballast discharge are changing. In September 2024, the U.S. Environmental Protection Agency (the “EPA”) finalized its rules specifying standards of performance for approximately 30 discharges. Prior to September 2026, the U.S. Coast Guard (the “USCG” must develop corresponding implementation, compliance and enforcement regulations to those adopted by the EPA in 2024. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

Our failure to comply with data privacy laws or misconduct by employees could damage our customer relationships and expose us to litigation risks and potential fines.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict. For example, the EU’s 2018 General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights and the People’s Republic of China’s 2021 Personal Information Protection Law (“PIPL”), containing similar provisions. Implementation of these regulations could also lead to increased costs if business practices require changes to be in compliance.

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

Misconduct or other unauthorized access by employees or other parties we engage with may include or result in violations of data privacy laws, which may lead to governmental investigations and other legal action against us. Identifying and deterring such violations is not always possible. These legal actions, if instituted against us, may have a material adverse effect on our business, financial condition and results of operations.

Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.

We manage our cash through various financial institutions. Substantially all of our cash and cash equivalents are currently held in ABN and Nordea, and in short-term money market funds managed by BlackRock, State Street Global Advisors and JPMorgan Asset Management. A collapse or bankruptcy of one of the financial institutions in which or through which we hold or invest our cash reserves--or rumors or the appearance of any such potential collapse or bankruptcy--might prevent us from accessing all or a portion of our cash and cash equivalents for an uncertain period of time, if at all. As demonstrated during the Covid pandemic, the collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash and cash equivalents could adversely affect our liquidity, results of operations and ability to meet our obligations.

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

However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

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

Our current dividend policy is to pay a variable quarterly cash dividend on shares of our common stock equal to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, write-off of deferred finance fees, and solely for purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items).

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

The amount of our adjusted earnings may fluctuate significantly from quarter to quarter, and/or the amount of cash we have available for dividends will depend upon, among other things:

●	our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
●	the cyclicality of the spot market;
●	the rates we obtain from our spot charters and time charters;
●	the prices and levels of productions of, and demand for refined petroleum products and chemicals;
●	the levels of our operating costs and any tax expenses;
●	the number of off-hire days for our fleet and the timing of, and number of days required for drydocking of our vessels;
●	gains or losses on vessel sales or relating to derivatives, and the levels of our depreciation and amortization expenses;
●	dividend restrictions in our credit facilities, and in any future financing arrangements;
●	provisions of our articles of incorporation that prohibit the payment of cash dividends on our common stock unless all accrued and unpaid dividends have been paid on the Series A Preferred Stock;
●	prevailing global and regional economic and political conditions;

●	the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business;
●	our fleet expansion strategy and associated uses of our cash and our financing requirements;
●	the amount of any cash reserves established by our board of directors; and
●	restrictions under Marshall Islands law.

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

Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, these and other provisions in our governing documents may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

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

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of us or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events specified in the statement of designation relating to the Series A Preferred Stock. The applicable redemption price ranges between (a) 103% of the then applicable liquidation preference per share plus any accumulated and unpaid dividends through the redemption date and (b) 100% of the then applicable liquidated preference per share plus any accumulated and unpaid dividends through the redemption date, depending upon when the redemption occurs. If we were to fail to redeem all the Series A Preferred Stock elected to be redeemed following a change of control, the dividend rate payable on unredeemed shares would automatically increase to 15.0% per annum. The occurrence of other events specified in the statement of designation for the Series A Preferred Stock may also result in increases in the dividend rate of the preferred shares, up to a maximum of 15.0% per annum. Following the redemption of 10,000 shares of Series A Preferred Stock in December 2024, there were 30,000 shares of Series A Preferred Stock outstanding as of December 31, 2024, with an aggregate liquidation preference of $30.0 million, excluding any accrued and unpaid dividends.

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

We expect to take the position that we qualify for this statutory exemption for U.S. federal income tax return reporting purposes for our 2024 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be or have been enacted by those OECD member countries. In certain jurisdictions, qualifying international shipping income is exempt from many aspects of this framework if the applicable exemption requirements are met.

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

Item 4. Information on the Company

A. History and Development of the Company

Ardmore Shipping provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As of March 7, 2025, our fleet consists of 22 owned vessels and four chartered-in vessels, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering of our common stock.

We have 79 wholly owned subsidiaries, a significant number of which represent single ship-owning companies for our fleet, one 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), which provides technical management services to our fleet, and one 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

We maintain our principal executive and management offices at Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda. Our telephone number at these offices is +1 441 292 9332. Ardmore Maritime Services (Asia) Pte. Limited (“AMSA”), a wholly owned subsidiary incorporated in Singapore, carries out our management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly owned subsidiary incorporated in Ireland, provides our corporate, accounting, fleet administration and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly owned subsidiary incorporated in Singapore, and Ardmore Shipping (Americas) LLC (“ASUSA”), a wholly owned subsidiary incorporated in Delaware, each perform commercial management and chartering services for us.

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

Our fuel-efficient operations are designed to enhance our operating performance and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design vessels. Our acquisition strategy includes to continue to build our fleet with Eco-design newbuildings or Eco-design second-hand vessels and with modern second-hand vessels that can be upgraded to Eco-mod.

We believe that the global energy transition will have a profound impact on the shipping industry, including the product and chemical tanker segments. While this transition will unfold over years, the impact is already being felt through anticipated Energy Efficiency Existing Ship Index and Carbon Intensity Indicator regulations and constraints on newbuilding ordering activity.

We view energy transition as less of a compliance challenge and more of an opportunity, which we have set out in our ETP, which is posted on our website. We have established Ardmore Ventures as our holding company for existing and future potential investments related to the ETP and we completed our first projects under the ETP in June 2021.

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

In terms of our industry, commodity markets remain subject to heightened levels of uncertainty in connection with the Russia-Ukraine war, which could give rise to regional or broader instability and has resulted in significant economic sanctions by the U.S., European nations and other countries which, in turn, could increase uncertainty with respect to global financial markets and production from OPEC and other oil producing nations. Although the Hamas-Israel war so far has not had a direct material effect on the tanker industry, since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Although these vessel attacks have decreased in the first quarter of 2025, Houthi activity level remains uncertain given the unpredictable nature of this group. Further escalation, or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business.

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

Fleet List

As of March 7, 2025, our fleet consists of 26 vessels, including 22 owned Eco-design vessels and four chartered-in vessels, all of which are in operation. The average age of our owned vessels at March 7, 2025, was 10.5 years. The following table lists our owned vessels.

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-17	Korea	SG	Eco-design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	22	973,181

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

In addition, we view our ETP as being consistent with, and as an extension of, our business strategy; it builds on our core strengths, and we intend to play a leading role in moving toward true sustainability as a tanker company.  The basic framework of our ETP is as follows:

●	We are in the business of liquid bulk transportation, and over time we anticipate that our activity will migrate more toward non-fossil fuel cargoes for which demand is expected to grow along with the global economy. During the year ended December 31, 2024, approximately 15.8% of our business included the transportation of non-fossil fuel cargo.

●	We believe there is significant opportunity in our industry for continued improvement in fuel efficiency, as well as early adoption of transition and zero carbon fuels, and that we can play a role in assisting others through partnerships.

●	We believe that many of our customers have similar incentives to decarbonize their supply chains and will approach this through close collaboration with shipping companies possessing the mindset and expertise to assist them in achieving their aims.

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

As of December 31, 2024, we employed 56 full-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, approximately 880 seafarers serve our fleet, including 475 officers and cadets and 405 crew.

Commercial management is provided directly by our in-house chartering and commercial team.

Customers

Our customers include national, regional, and international companies and all of our vessels but one are employed directly on the tanker spot market through our in-house chartering and commercial team. We may in the future seek to deploy our vessels on time charter arrangements or on the tanker spot market via third party commercial pool employment. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels.

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

The Product Tanker Industry

Crude tankers are used to transport crude oil from production sites to consumption points, typically oil refineries in consuming countries. On the other hand, product tankers can carry both refined and unrefined petroleum products. This includes some crude oil, fuel oil, and vacuum gas oil (often called 'dirty products'), as well as gas oil, gasoline, jet fuel, kerosene, and naphtha (often referred to as 'clean products'). Tankers with no IMO certification, but with coated cargo tanks are designed to carry clean products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable of carrying both clean products and chemicals/vegetable oils and fats. Given the facts mentioned above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic meters (“cbm”) is normally classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cbm is normally categorized as a chemical tanker.

In essence, products can be carried in coated non-IMO tankers and IMO-rated coated tankers. By this definition, the product capable tanker fleet consists of nearly 45% of the total tanker fleet (above 10,000 dwt) in number terms.

Global Oil Demand and Supply

Oil continues to be a vital component of the energy mix. Despite some short-term fluctuations, oil demand continues to increase globally, driven by several key factors including economic growth, industrial expansion, urbanization and the growth of the petrochemical industry.

From 2010 to 2019, there was a steady increase in global oil demand. Demand grew from approximately 84.8 million barrels per day in 2010 to around 100.3 mbd in 2019. This period was characterized by a consistent rise in consumption, particularly in Asia, where rapid industrialization and urbanization fueled the demand for energy.

The COVID-19 pandemic led to a significant decline in demand in 2020, as lockdowns and travel restrictions were implemented worldwide. However, demand rebounded in 2021 as restrictions eased and economies began to recover. This recovery continued into 2022 and 2023, driven by increased personal mobility and economic activity. Despite this, global oil demand remained below pre-pandemic levels. In 2024, growth in demand slowed, particularly in China, due to a weaker Chinese economy and a decrease in vehicular fuel consumption as electric vehicles became more prevalent.

Growth in oil demand and changing trade patterns have altered the structure of the tanker market in recent years. New technologies, such as horizontal drilling and hydraulic fracturing, triggered a shale oil revolution in the U.S., and in 2013, for the first time in two decades, the U.S. produced more oil than it imported. In view of the rising surplus in oil production, the U.S. Congress lifted a 40-year-old ban on crude oil exports in 2015, which was put in place after the Arab oil embargo in 1973, thereby allowing U.S. oil producers access to international markets.

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

Between 2017 and 2023, U.S. crude oil exports showed a significant upward trend, with a CAGR of 23.4%. Despite the COVID-19 pandemic and a steep decline in crude oil prices in 2020, exports remained strong, partly due to the China-U.S. phase one trade deal and rising demand from Europe. Exports increased drastically in the past two years on the back of higher demand for U.S. crude oil following sanctions on Russia, the U.S.'s release of oil from emergency reserves, and increased domestic production.

U.S. Crude Oil Production and U.S. Product Exports

*Source: JODI

Product Tanker Demand

Product tanker demand is influenced by several factors, including economic activity, global demand for refined products, arbitrage trading, and trade patterns. In addition, geopolitical events, such as conflicts and sanctions, as well as environmental regulations and the availability of transport alternatives, can significantly impact trade routes and demand.

World seaborne tanker trade volumes normalized in 2024 after surging in 2022 and 2023 as global oil demand moderated driven by a slowdown in the West and China. The slowdown in naphtha demand due to challenging economic conditions in China and low demand in Japan and Taiwan has weighed on the naphtha trade, while low diesel demand due to lackluster industrial activity subdued diesel trade. This was partially offset by increased jet fuel demand, which supported the product trade. Product trade grew 0.2% per annum in 2024, lower than the 3.1% increase in 2023. Despite the modest growth in seaborne trade, tonne-mile demand increased, primarily due to the re-routing of vessels via the Cape of Good Hope (COGH).

Global seaborne tanker trade grew 2.9% per annum in 2023 and 3.2% per annum in 2022, driven by robust oil demand and increased chemical trade. Oil demand benefited from the post-COVID-19 rebound in China’s oil consumption and a healthy growth in demand in developing countries of Asia and Latin America. Firm demand for vegoils from India and China strengthened the chemical tanker trade.

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

Product tanker tonne-mile demand has grown steadily in recent years (2021-24), driven by shifting trade patterns, rising oil demand, and geopolitical disruptions. The Russia-Ukraine conflict and the EU's refined product embargo led to an increase in long-haul trade between Europe, Asia, and the Middle East, boosting demand for product tankers. Additionally, disruptions in the Red Sea have forced many Europe-bound tankers to reroute around the Cape of Good Hope, significantly extending voyage distances and further increasing tonne-mile demand. Compared to crude oil trade, product tanker demand tends to be more stable and less volatile, supported by consistent growth in refined product shipments.

World Seaborne Tanker Trade Volumes

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2014	1,904	-0.9%	914	1.1%	252	-0.1%	3,070	-0.2%	3.6%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	287	7.3%	3,450	3.7%	3.8%
2018	2,116	-0.2%	1,055	1.1%	298	3.9%	3,468	0.5%	3.6%
2019	2,080	-1.7%	1,036	-1.8%	308	3.5%	3,424	-1.3%	2.8%
2020	1,885	-9.4%	931	-10.1%	304	-1.4%	3,120	-8.9%	-3.1%
2021	1,858	-1.4%	999	7.3%	313	3.0%	3,171	1.6%	5.9%
2022	1,955	5.2%	1,015	1.6%	301	-4.0%	3,271	3.2%	3.4%
2023	2,014	3.0%	1,046	3.1%	304	1.1%	3,365	2.9%	3.0%
2024*	2,001	-0.7%	1,048	0.2%	300	-1.3%	3,349	-0.5%	3.2%
2025F	2,008	-0.3%	1,063	1.4%	302	-0.8%	3,373	0.2%	3.2%

* Provisional estimates

Note: Provisional number. Historical trade numbers have been revised based on changes in the number of reported countries, change in trade estimates for some of the reported countries, etc.

Source: Drewry, IMF

Seaborne Product Trade and Tonne-Mile Demand

* Provisional estimates

Source: Drewry

Global Refining Trends

Two significant developments in world refining patterns over the past five years have been the shift towards crude-oil-producing regions developing their own refinery capacity, along with capacity expansions in China and India. Concurrently, poor refinery margins have led to the closure of refineries in developed regions such as Europe, Australia, Japan, and the U.S. This has resulted in long-haul imports to meet product demand on routes like the west coast of India to Europe and the U.S. eastern seaboard. Refinery shutdowns near consuming regions globally are also driving the demand for product imports. For instance, in Australia, trade from Singapore has become increasingly important to offset the conversion of local refineries into storage depots. This trend is part of a broader increase in intra-Asian trade, which is boosting the demand for product tankers.

Between 2010 and 2019, refinery throughput increased by 6.5% in the OECD Americas and 1.5% in OECD Asia Oceania, reaching 19.1 mbpd and 6.8 mbpd respectively. In contrast, OECD Europe declined by 0.5% to 12.2 mbpd. Overall, OECD's refining throughput was 38.1 mbpd in 2019, accounting for 46.6% of global refinery throughput.

In 2020, OECD refinery throughput declined by 13.4% to 33.1 mbpd, making up 44.5% of the global total, due to the pandemic's impact on demand. Refinery runs began to recover in 2021 with improved oil demand, but high prices led to inventory drawdowns, limiting gains. Global refinery throughput continued to rise in 2022 and 2023, driven by new Chinese refineries and strong domestic demand. However, growth slowed in 2024 as refinery expansion in China and Latin America decreased.

Refinery Throughput (1) 2014-2024

(‘000 Barrels Per Day)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024*
OECD Americas	18,934	18,850	18,960	19,290	19,400	19,100	16,500	17,800	18,700	18,700	19,100
OECD Europe	11,232	11,900	11,920	12,300	12,100	12,200	10,700	11,000	11,500	11,400	11,300
OECD Asia Oceania	6,652	6,700	6,890	7,200	7,000	6,800	5,900	5,800	6,100	5,800	5,700
FSU	7,069	6,850	6,880	6,880	7,000	6,800	6,400	6,700	6,400	6,500	6,300
Non-OECD Europe	557	500	500	570	600	600	400	400	500	400	400
China	10,864	10,400	10,790	11,830	12,000	13,000	13,400	14,400	13,700	14,800	14,600
Other Asia	8,541	10,000	10,380	10,440	10,600	10,300	9,200	9,600	10,300	10,500	10,700
Latin America	4,545	4,550	4,200	3,830	3,500	3,200	3,000	3,200	3,400	3,600	3,700
Middle East	6,501	6,450	6,810	7,520	8,000	7,700	6,900	7,600	8,100	8,700	9,300
Africa	2,255	2,250	2,090	1,920	2,100	2,000	1,900	1,900	1,800	1,600	1,800
Total	77,150	78,450	79,420	81,780	82,300	81,700	74,300	78,400	80,500	82,000	82,900
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

Nearly 0.06 mbpd of new refining capacity in Africa, 0.06 mbpd in China and 0.13 mbpd in the Middle East are scheduled to come online in 2025 with nearly 0.36 mbpd of existing refinery capacity in OECD countries expected to be phased out. From 2025 to 2029, the anticipated additions to refinery capacity (illustrated in the chart below) is 2.14 mbpd, or 2.0% of the global refinery capacity at the end of 2024.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

(1)Assumes all announced plans go ahead as scheduled

Source: IEA

In developed economies, refinery capacity is declining and is expected to continue this trend. New refinery developments are focused in regions like Asia and the Middle East, or near oil-producing centers, primarily for export purposes. These new refineries are more competitive as they can process sour crude oil and are more technically advanced and environmentally friendly compared to existing refineries in Europe and other developed economies.

Chinese and Indian refinery capacities have grown faster than any other global region in the last decade, driven by strong domestic oil consumption and the construction of export-oriented refineries. From 2014 to 2024, Chinese refining capacity increased by 30.0%, while India's grew by 28.3%.

China and India – Refining Capacity(1)

(‘000 Barrels Per Day)

(1)	Capacity for 2023 to 2027 assumes all announced plans go ahead as scheduled

Source: BP, IEA

Product Tanker Supply

The global product tanker fleet is classified as any non-stainless steel/specialized tanker between 10,000 dwt and 55,000 dwt, as well as coated and other ‘product-capable’ vessels over 55,000 dwt. As of December 31, 2024, the world product tanker fleet consisted of 3,290 vessels with a combined capacity of 192.3 million dwt.  MR vessels account for 57.2% of the product tanker fleet with a total capacity of 110.0 million dwt.

As of December 31, 2024, the MR product tanker orderbook was 323 vessels totaling 15.8 million dwt. The MR orderbook as a percentage of the existing MR fleet, in terms of dwt, was 14.4% compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 5.0 million dwt of MR product tankers are due for delivery in 2025, a further 6.3 million dwt in 2026, 3.8 million dwt in 2026 and 0.7 million dwt in 2028 and future years. The MR fleet is expected to grow by 4.5% in 2025 and 5.5% in 2026, assuming no scrapping.

The other factor that will affect future supply is demolition activity. The volume of scrapping is primarily a function of the age profile of the fleet, scrap prices in relation to the current and prospective charter market conditions, operating, repair and survey costs, and environmental regulations. Following low scrapping activity in 2019 and 2020, demolition surged in 2021 in response to relatively weak crude and product tanker earnings with 139 tankers totaling 10.3 million dwt sold to scrapyards (including 48 MR tankers totaling 2.0 million dwt). High tanker rates in 2022 curbed demolitions with 41 tankers totaling 3.1 million dwt demolished (including 12 MR tankers totaling 0.5 million dwt). High freight rates kept the demolitions muted in 2023 with 11 tankers totaling 0.3 million dwt demolished (including 6 MR tankers totaling 0.2 million dwt). Demolitions remained muted in 2024 with 13 tankers totaling 1.9 million dwt demolished (1 demolitions for MR tankers).

In the long run, regulations such as CII may squeeze tonnage availability due to scrapping of old non-complaint vessels and slow steaming.  Meanwhile, the share of alternative-fuel capable vessels in the orderbook continues to increase as shipowners aim for a more efficient fleet. In addition, these regulations may also lead to increased scrapping and fleet renewal.

World Tanker Fleet and Orderbook: December 31, 2024

							Orderbook Delivery
Vessel Type/Class	Fleet			Orderbook			Schedule (M Dwt)
	Number	M Dwt	Size dwt	Number	M Dwt	% Fleet Dwt	2025	2026	2027	2028+
ULCC/VLCC	905	278.8	200,000+	84	26.0	9.3%	1.5	7.5	12.7	4.3
Suezmax	647	101.6	125,000-199,999	106	16.7	16.4%	4.7	6.0	5.3	0.6
Aframax (Uncoated)	701	77.2	85,000-124,999	41	4.7	6.1%	0.9	1.5	1.8	0.5
Panamax (Uncoated)	75	5.2	55,000-84,999	2	0.1	2.5%	0.0	0.1	0.0	0.0
Crude Tankers	2,328	462.8		233	47.5	10.3%	7.2	15.1	19.9	5.4

Large Range 3 (LR3)	20	3.2	125,000-199,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
Large Range (LR2)	456	50.4	85,000-124,999	176	20.1	40.0%	5.5	6.2	6.2	2.3
Large Range 1 (LR1)	393	28.7	55,000-84,999	64	4.8	16.7%	0.8	1.6	1.9	0.4
LR Product Tankers	869	82.3		240	24.9	30.3%	6.3	7.7	8.1	2.7

Coated IMO 2	1,240	57.3	25,000-54,999	241	11.8	20.7%	4.0	5.1	2.2	0.7
Coated IMO 3 & Non IMO Coated/Uncoated	1,181	52.7	25,000-54,999	84	4.0	7.7%	1.1	1.3	1.7	0.0
Total MR	2,421	110.0		325	15.9	14.4%	5.1	6.3	3.8	0.7

Small Range	1,066	15.9	10,000-24,999	138	2.4	15.3%	1.0	1.0	0.5	0.0
Stainless Steel Tankers	862	19.2	10,000+	187	4.9	25.6%	0.9	1.7	1.7	0.6
Total All Tankers	7,546	690.2		1,123	95.7	13.9%	20.5	31.8	33.9	9.4

Source: Clarksons Research, Drewry

Impact of Regulations

IMO 2020 Regulation on Low Sulfur Fuel

IMO 2020 regulations on low sulfur fuel came into force on January 1, 2020. For many years, high sulfur fuel oil (“HSFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but has a high sulfur content and is the reason that maritime shipping accounted for 8% of global emissions of sulfur dioxide (“SO2”) prior to 2020, a significant source for acid rain as well as respiratory diseases. IMO 2020 regulation aimed at lowering the emission of SO2 by either allowing shipping companies to use low-sulfur fuel oil (LSFO) or installing scrubbers and continuing to use HSFO. Many shipowners, particularly with larger vessel sizes such as VLCC, installed scrubbers, while others opted for using LSFO.

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

Achieving these targets will require a combination of setting energy efficiency requirements, energy saving technologies, and encouraging shipowners to use alternative fuels such as biofuels, and electro/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets.

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

The European Union's FuelEU Maritime Regulation (“FEM”), which will come into effect on January 1, 2025 establishes a framework for decarbonizing the maritime industry within the European Union and European Economic Area (EEA). It dictates mandatory reductions in the yearly average greenhouse gas (GHG) intensity of energy used aboard ships operating in these regions. This reduction applies to the vessel's entire energy lifecycle, encompassing "well-to-wake" emissions. This comprehensive approach includes emissions associated with fuel extraction, cultivation, production, transportation, and onboard usage. FEM sets the limits on the GHG intensity of energy used onboard ships without prescribing any particular fuel or technology. These limits are set in relation to a reference value, corresponding to the fleet average GHG intensity of energy used onboard ships in 2020, based on verified EU MRV data. 91.16 G CO2 eq/MJ is the reference value of GHG intensity of energy used, which is reduced based on the following criteria: 2% in 2025, 6% in 2030, 14.5% in 2035, 31% in 2040, 62% in 2045 and 80% in 2050.

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

EEXI and CII

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships, that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and came into force on November 1, 2022, with the requirements for EEXI (Energy Efficiency Existing Ship Index) and CII (Carbon Intensity Indicator) certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance.

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

IMO’s Marine Environment Protection Committee (MEPC) is expected to review the effectiveness of the implementation of the CII and EEXI by 1 January 2026. The review would focus on the effectiveness of the short-term measures in reducing the carbon intensity of international shipping, apart from some other elements.

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

Energy Transition

Oil demand growth is projected to persist in the coming years due to the slower than expected energy transition and as energy security has become a greater focus. Several oil majors are increasing their capital expenditure on oil and gas projects while reducing their expenditure on renewable energy projects.

However, as the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, EVs as a percentage of the automotive fleet is forecast to increase, reducing demand for gasoline and diesel in the long run. While the focus on decarbonization may impact global oil demand, the demand for naphtha and jet fuel is likely to remain robust.

The Product Tanker Freight Market

In 1Q 2024, spot rates got a boost due to Red Sea disruptions with many Europe-bound tankers avoiding the Suez Canal and being diverted to a significantly longer route via the Cape of Good Hope. However, they declined in the following quarters and reached a yearly low in September mainly due to weak demand, a reduction in east-west trading activity, and crude tankers entering the clean petroleum products (CPP) trade. Meanwhile, time charter rates continued to fall and reached a yearly low in December.

The Russia-Ukraine conflict, which started in 2022, resulted in a shift from short-haul trade between Europe and Russia to long-haul trade between Europe and the Middle East/U.S., thus supporting the product tanker freight rates. The imposition of a price cap on Russian crude oil and refined products led to Russian refined products flowing towards alternative destinations like Turkey and Brazil, deviating from their previously established routes. This shift in trade patterns resulted in a surge in tonne-mile demand. In 2023, increased oil demand also supported freight rates.

The outbreak of COVID-19 in 2020 caused unprecedented turbulence, with lockdown measures leading to a sharp drop in oil demand and limited onshore storage capacity. This resulted in a surge in demand for tankers as floating storage, temporarily boosting freight rates. However, as crude production cuts took effect and refinery activity slowed, vessel earnings declined, particularly as ships previously used for storage re-entered the trading fleet.

In preceding years, freight rates were influenced by inventory de-stocking, shifting trade flows, and regulatory changes. The introduction of IMO 2020 regulations contributed to a surge in diesel trade, while geopolitical events, such as U.S. sanctions on key shipping entities, led to temporary capacity constraints and upward pressure on product tanker rates. The interplay of these factors has shaped tanker earnings, with periods of volatility driven by supply-demand imbalances, trade disruptions, and regulatory developments.

The chart below illustrates the trend in MR spot and time charter rates from January 2015 to December 2024.

MR Product Tanker Freight Rates

(U.S.$ Per Day)

Source: Drewry, Note – 1 Year Timecharter rates are for Eco MR vessels

Asset values

Between 2003 and early 2008, newbuilding prices increased significantly, primarily driven by increased tanker demand and rising freight rates. After reaching a peak in 2008, newbuild prices largely followed a declining trend during 2008-2020 due to lower tanker demand and the fall in freight rates.

Newbuild prices started to increase in 2021, fueled by the increased bargaining power of shipyards with excess orders from other shipping sectors. This trend continued in 2022 due to higher costs of raw materials and limited shipyard slots. In 2023, a sustained rise in newbuilding prices for MR vessels was observed, primarily driven by increased labor costs and high inflation. Increased tonnage utilization of yards also supported this upward trend. In 2024, newbuilding prices surged, reaching an all-time high in October. However, asset prices have since softened due to an unconventional winter market for product tankers, where freight rates failed to rise, impacting asset values. In December 2024, a five-year-old MR product tanker was estimated to be valued at $47.5 million.

The second-hand sale and purchase market, traditionally characterized by liquidity, has generally mirrored the trajectory of freight rates and newbuilding prices. Second-hand prices peaked in 2008 and declined significantly during 2008-2020. In 2022, the uptrend in newbuild tanker prices, coupled with higher demolition prices, pushed up second-hand vessel prices. In 2023, buoyed by the strong charter rates, second-hand prices increased in tandem with newbuild prices. The trends in newbuilding prices, second-hand values, and freight rates for an MR tanker from 2014 to 2024 are summarized in the table below.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE	Time charter (U.S.$/day)		Asset Prices (U.S.$million)
Period Averages	(US$/day)	1 Year	3 Year	Newbuild	5 Year Old
2014	9,833	14,438	15,417	36.9	27.1
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
2019	14,592	14,667	15,500	36.0	28.8
2020	18,551	14,879	15,083	34.8	28.0
2021	6,398	12,442	14,500	37.3	27.8
2022	35,638	20,317	15,042	42.4	34.4
2023	30,217	26,833	17,458	46.0	41.4
2024	29,750	27,608	23,908	51.0	46.5
Dec-24	28,900	26,200	21,500	47.5	43.5

2020-2024
5 Year Avg	24,111	20,416	17,198	42.3	35.6
5 Year Low	1,088	11,800	13,750	34.0	26.0
5 Year High	58,200	30,200	26,000	52.0	49.5

2015-2024
10 Year Avg	18,174	17,550	16,214	38.5	30.7
10 Year Low	1,088	11,800	13,750	32.0	22.0
10 Year High	58,200	30,500	26,000	52.0	49.5

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

As of December 31, 2024, the global IMO 2 coated and stainless-steel tanker fleet consisted of 1,937 vessels with a combined capacity of 44.0 million dwt. The orderbook consisted of 319 vessels with an aggregate capacity of 7.9 million dwt, or 18.1% of the existing fleet. In addition, chemical tankers are relatively complex vessel types to build, which increases the barriers to entry for shipyards, and the pool of yards that shipowners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: December 31, 2024

		Fleet		Orderbook			Orderbook Delivery Schedule (M Dwt)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2025	2026	2027	2028+
Coated IMO 2	10,000+	1075	24.9	136	3.2	13.0%	0.4	0.7	0.3	0.0

Stainless Steel	10,000+	862	19.1	183	4.7	24.6%	0.8	0.7	0.4	0.0

Total		1937	44.0	319	7.9	18.1%	1.2	1.4	0.7	0.0

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

In 2024, TCE rates reached their highest level in May but moderated thereafter due to weak overall demand and less support from the subdued CPP market. Overall, the TCE rates increased 5.1% YoY. This followed strong years in 2022 and 2023, with TCE earnings in the chemical tanker market showing robust growth, driven by rising tonne-mile demand and limited vessel supply. Swing tankers moved away from chemical and vegetable oil trades to take advantage of higher earnings in the CPP market. The market was facing challenges in 2021 as ongoing contraction in production and consumption of chemicals due to COVID-19 led to a slowdown in the shipping market for chemicals/vegetable oils. In 2020, global seaborne chemical trade fell 3.6%, due to weak demand on account of the COVID-19 pandemic; however, TCE rates increased by 4.6% as many vessels shifted to trade in the product tanker market which limited the availability of vessels operating in the chemical tanker market.

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

Newbuilding prices have been rising since January 2024 due to factors like inflation, limited yard capacity amid high demand and rising labor costs. Second-hand values remained firm throughout the year, the historically low deliveries this year contributed to the high demand for second-hand tonnage, in turn raising their values.

Chemical Tankers: Freight Rate and Asset Value Summary

	TCE	Newbuilding Price		Secondhand Price(1)
	U.S.$/Day	(U.S.$million)		(U.S.$million)
Year	35-37,000	22-24,000	35-37,000	22-24,000	35-37,000
2014	14,719	29.2	34.2	14.5	15.7
2015	19,675	27.8	32.8	13.8	17.0
2016	14,178	26.9	31.9	14.6	16.5
2017	12,462	26.0	31.0	13.4	14.6
2018	12,159	26.4	31.7	12.6	13.6
2019	14,424	29.0	34.0	12.5	14.2
2020	15,093	27.1	32.5	12.7	14.7
2021	12,264	27.6	35.5	12.9	14.8
2022	22,400	30.6	40.6	15.1	19.3
2023	23,500	31.5	41.5	17.5	24.9
2024*	24,700	33.3	44.5	18.1	28.7

2015-2024
10 Year Avg	17,085	28.6	35.6	14.3	17.8
10 Year Low	12,159	26.0	31.0	12.5	13.6
10 Year High	24,700	33.3	44.5	18.1	28.7

* Provisional estimates

(1)	For a 10-year old vessel

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

The Marine Environment Protection Committee, or “MEPC” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. In November 2020, MEPC 75 adopted amendments to Annex VI which, among other things, added new paragraphs related to in-use and onboard fuel oil sampling and testing.  These paragraphs would require one or more sampling points to be fitted or designated for the purpose of taking representative samples of the fuel oil being used or carried for use on board the ship.  These amendments entered into force on April 1, 2022.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%m/m. Amended Annex VI establishes procedures for designating new ECAs.

Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships.  These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”).  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board.  For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tanks, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8. At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates.  The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).

Since September 8, 2024, all ships have been required to meet the D-2 standard. Costs of compliance with these regulations may be substantial.  Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits.  This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention.  These amendments entered into force on June 1, 2022.

In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025.  Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type of approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate, or the “IAFS Certificate,” is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tons engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.  In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this Annual Report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. The limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons, is limited to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released the final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In January 2021, the former U.S. President issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the former U.S. administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. In December 2024, the former U.S. administration also approved the sales of oil and gas leases in Alaska. On January 6, 2025, the former U.S. administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, the current U.S. President issued an executive order revoking this ban but will also likely face legal challenge over this revocation. The current U.S. administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule.  On August 2023, the EPA and the Department of Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.  The scope of what constitutes U.S. waters for purposes of the regulations is subject to ongoing regulatory and judicial refinement.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaced the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the U.S. Clean Water Act (“CWA”), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

The EU also adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation, which took effect from January 2025.  FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. The regulatory threshold is set at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 (“MLC 2006”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which became effective in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty.

In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which became effective on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. Administration announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. On January 20, 2021, the U.S. Administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, the current U.S. President signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas (“GHG”) emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions.

At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.”

In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures.  In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.

Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, EU ETS, was extended to cover CO2 emissions from all large ships entering EU ports starting in January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. Administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019 the Administration announced plans to weaken regulations for methane emissions.

On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  In early 2021, the U.S. Administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023.   Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025.  The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 79 wholly owned subsidiaries. In addition, we have a 50% interest in a joint venture entity, and a 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report, we own no material property. We have entered into a lease with a third party for our office space in Cork, Ireland. The lease commenced in March 2016 and is for a period of 15 years, with an option to terminate the lease after ten years. We have entered into leases with third parties for our offices in Singapore and Houston, Texas. Average aggregate payments under these three leases are approximately $0.7 million per annum.

As of March 7, 2025, 19 of our 22 owned vessels are subject to mortgages relating to our credit facilities.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

Please see Item 5 (“Operating and Financial Review and Prospects”) in our Annual Report on Form 20-F for the year ended December 31, 2023 for a discussion of our results of operations for the year ended December 31, 2022.

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

Recent Developments

Fleet

In February 2024, we provided notice to exercise our purchase options for both the Ardmore Seawolf and Ardmore Seahawk, which were previously under sale-leaseback arrangements.  These vessel purchases, which were effectively refinancings, were completed in June 2024.

In April 2024, we delivered the 2010-built Ardmore Seafarer to its buyer and, in a separate transaction, acquired a 2017 Korean-built MR product tanker, the Ardmore Gibraltar.

Financing

In March 2024, we amended our term loan agreement with ABN AMRO Bank NV and Credit Agricole Investment Bank by converting it to an $88.4 million revolving credit facility.

Publication of 2023 Sustainability Report

On June 13, 2024, we published our 2023 Sustainability Report, highlighting our progress on our commitment to reducing our environmental footprint, enhancing our fleet’s energy efficiency, and further adding to our financial performance. The Sustainability Report is available on our website at www.ardmoreshipping.com/about/progress. Neither the information in the Sustainability Report nor on our website is incorporated by reference into this Annual Report.

Leadership Transition

Effective September 16, 2024, Founder and CEO Anthony Gurnee retired from his executive and board positions. Our former Chief Commercial Officer, Gernot Ruppelt, was appointed our new CEO, and our Chief Financial Officer, Bart Kelleher, was also appointed as our President.

Preferred Stock Redemption

On December 10, 2024, the Company completed the redemption of 10,000 shares of its Series A Preferred Stock at a redemption value of $10.3 million. This equates to 103% of the liquidation preference per share, plus any accumulated and unpaid dividends.

Share Repurchase Plan

In December 2024, the Company repurchased 1.56 million shares, or approximately 4% of its common stock, under Ardmore’s share repurchase plan, at a weighted average price of $11.49 per share, for a total cost of approximately $17.9 million.

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

As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Although these vessel attacks have decreased in the first quarter of 2025, Houthi activity level remains uncertain given the unpredictable nature of this group. Further escalation or expansion of hostilities of such crises could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business, results of operations, financial condition and cash flows.

A. Operating Results

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenue.  Revenue is generated from spot charter arrangements and time charter arrangements. Revenue is affected by hire rates and the number of days a vessel operates.

Revenue is also affected by the mix of business among spot charter arrangements and time charter arrangements. Revenue from vessels employed in the spot market is more volatile, as it is typically tied to prevailing market rates.

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

Depreciation.  Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. We depreciate our vessels over an estimated useful life of 25 years from the vessel’s initial delivery from the shipyard, on a straight-line basis to their residual scrap value. For the year ended December 31, 2024, depreciation is based on cost less the estimated residual scrap value of $400 per lightweight ton (“lwt”).

Amortization of Deferred Drydock Expenditures.  Amortization of deferred drydock expenditures relates to the amortization of drydocking expenditures over the estimated period to the next scheduled drydocking on a straight-line basis.

Time Charter Equivalent (“TCE”) Rate.   TCE rate, a non-GAAP measure, represents voyage revenues less voyage expenses divided by revenue days. We principally use TCE, a non-GAAP financial measure, because we believe it provides additional meaningful information to us about the deployment of our vessels and their performance than revenue, the most directly comparable financial measure under U.S. GAAP. TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP. Under discharge-to-discharge, revenue is recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

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

Fleet Growth

As of March 7, 2025, our owned fleet consists of 22 eco-design product and chemical tankers all of which are in operation. We acquired eight of our vessels as second-hand vessels and 14 as newbuilding vessels, all of which were upgraded to increase efficiency and improve performance.

In 2022, 2023 and 2024 we paid $1.3 million, $20.6 million, and $61.0 million respectively, for vessel acquisitions and vessel equipment.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 through December 31, 2021, our owned fleet grew on a net basis to 25 vessels, excluding chartered-in vessels. During 2022, we sold the Ardmore Sealeader, Ardmore Sealifter, and Ardmore Sealancer and subsequently chartered-in all three vessels for a period of 24 months. During 2023, we did not sell or purchase any vessels. During 2024 we sold the Ardmore Seafarer and purchased the Ardmore Gibraltar.

Operating Results

Year Ended December 31, 2024 Compared With Year Ended December 31, 2023

The table below presents our operating results for the years ended December 31, 2024 and 2023 and includes related disclosure about year-to-year changes.

Consolidated Statements of Operations Data for the Years Ended December 31, 2024 and December 31, 2023

	Year Ended December 31,		Variance	Variance (%)
In thousands of U.S. Dollars	2024	2023
Revenue, net	$405,784	395,978	9,806	2%

Voyage expenses	(132,612)	(131,904)	(708)	(1%)
Vessel operating expenses	(60,254)	(59,770)	(484)	(1%)
Time charter-in
Operating expense component	(11,828)	(10,194)	(1,634)	(16%)
Vessel lease expense component	(10,883)	(9,380)	(1,503)	(16%)
Depreciation	(30,244)	(27,817)	(2,427)	(9%)
Amortization of deferred drydock expenditures	(3,636)	(3,542)	(94)	(3%)
General and administrative expenses
Corporate	(23,439)	(20,565)	(2,874)	(14%)
Commercial and chartering	(4,601)	(4,676)	75	2%
Gain on vessel sold	12,322	—	12,322	100%
Unrealized gains / (losses) on derivatives	655	(262)	917	350%
Interest expense and finance costs	(6,778)	(11,408)	4,630	41%
Gain on extinguishment	1,432	—	1,432	100%
Interest income	1,817	1,818	(1)	0%
Income before taxes	137,735	118,278	19,457	16%
Income tax	(215)	(435)	220	51%
Loss from equity method investments	(4,514)	(1,035)	(3,479)	(336%)
Net Income	$133,006	116,808	16,198	14%
Preferred dividends	(3,660)	(3,400)	(260)	(8%)
Extinguishment of preferred stock	(739)	—	(739)	(100%)
Net Income attributable to common stockholders	128,607	113,408	15,199	13%

Revenue, net. Revenue, net for the year ended December 31, 2024 was $405.8 million, an increase of $9.8 million from $396.0 million for the year ended December 31, 2023.

Our average number of operating vessels decreased to 26.0 for the year ended December 31, 2024, from 26.2 for the year ended December 31, 2023.

We had one product tanker employed under long-term time charter (i.e. greater than three months duration) as of December 31, 2024 as compared to none as of December 31, 2023.

Revenue days derived from time charters were 399 for the year ended December 31, 2024, as compared to none for the year ended December 31, 2023. The increase in revenue days for long term time-chartered vessels resulted in an increase in revenue of $13.6 million in 2024.

We had 8,832 spot revenue days for the year ended December 31, 2024, as compared to 9,159 for the year ended December 31, 2023. We had 25 and 26 vessels employed directly in the spot market as December 31, 2024 and 2023, respectively.

We consider employment under voyage charters, trip charters and time charters of less than three months duration as being employed in the spot market. Favorable changes in spot rates resulted in an increase of revenue of $10.7 million in 2024, while the decrease in spot revenue days resulted in a decrease in revenue of $14.5 million.

Voyage Expenses. Voyage expenses were $132.6 million for the year ended December 31, 2024, an increase of $0.7 million from $131.9 million for the year ended December 31, 2023. Port and commission costs increased by $5.2 million, in 2024, but were offset by a decrease in bunker prices and spot revenue days of $4.5 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

TCE Rate. The average TCE rate for our fleet was $30,261 per day for the year ended December 31, 2024, an increase of $999 per day from $29,262 per day for the year ended December 31, 2023. The increase in average TCE rate was the result of higher spot rates for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Vessel Operating Expenses. Vessel operating expenses were $60.3 million for the year ended December 31, 2024, an increase of $0.5 million from $59.8 million for the year ended December 31, 2023. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $7,264 for the year ended December 31, 2024, as compared to $7,115 for the year ended December 31, 2023.

Charter Hire Costs. Total charter hire expenses were $22.7 million for the year ended December 31, 2024, an increase of $3.1 million from $19.6 million for the year ended December 31, 2023. This increase is the result of higher charter rates for the year ended December 31, 2024, compared to the year ended December 31, 2023. Total charter hire expenses in 2024 were comprised of an operating expense component of $11.8 million and a vessel lease expense component of $10.9 million.

Depreciation. Depreciation expense for the year ended December 31, 2024 was $30.2 million, an increase of $2.4 million from $27.8 million for the year ended December 31, 2023. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024, and the installation of ballast water treatment and scrubber systems on several vessels during their most recent drydock cycle during the year ended December 31, 2024.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the year ended December 31, 2024 was $3.6 million, generally consistent with $3.5 million for the year ended December 31, 2023. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2024 were $23.4 million, an increase of $2.8 million from $20.6 million for the year ended December 31, 2023. The increase in corporate-related general and administrative expenses is primarily due to a one-time expense of $1.5 million associated with the Company’s leadership transition and an increase in variable-based compensation of $0.7 million, in line with strong results during 2024.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the year ended December 31, 2024 were $4.6 million, generally consistent with $4.7 million for the year ended December 31, 2023.

Gain on Vessel Sold. Gain on vessel sold for the year ended December 31, 2024 was $12.3 million, compared to $0 for the year ended December 31, 2023. This relates to the sale of the Ardmore Seafarer in April 2024.

Unrealized gains / (losses) on Derivatives. Unrealized gains on derivatives were $0.7m for the year ended December 31, 2024, as compared to an unrealized loss of $0.3 million for the year ended December 31, 2023. The gain for the year ended  December 31, 2024 relates to a decrease in the fair value of the liability in respect of the profit interest granted by the Company in 2021 relating to the Company’s investment in Element 1 Corporation.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the year ended December 31, 2024 were $6.8 million, a decrease of $4.6 million from $11.4 million for the year ended December 31, 2023. Cash interest expense decreased by $6.2 million to $5.6 million for the year ended December 31, 2024, from $11.8 million for the year ended December 31, 2023. The decrease in cash interest expense was due to the reduction of the average outstanding balance due to the conversion of our term loan into a fully revolving facility, with 50% of the term loan being converted to a revolving facility during the three months ended June 30, 2023, and the remaining 50% being converted during the three months ended March 31, 2024. The flexibility of our revolving facilities, with only $38.8 million drawn down as of December 31, 2024, has minimized the impact of the continuing elevated interest rate environment. Amortization of deferred finance fees for the year ended December 31, 2024 was $1.1 million, generally consistent with $1.2 million for the year ended December 31, 2023.

Gain on Extinguishment of Finance Leases. Gain on extinguishment of finance leases for the year ended December 31, 2024 was $1.4 million compared to $nil for the year ended December 31, 2023. As a result of the early prepayment of the finance leases related to our exercise of the vessel purchase options for the Ardmore Seawolf and Ardmore Seahawk, we recorded a gain on extinguishment of $1.4 million for the year ended December 31, 2024. We recorded no gain or loss on extinguishment for the year ended December 31, 2023.

Loss From Equity Method Investments. During the three months ended December 31, 2024, we recognized an impairment loss of $4.4 million related to our equity method investment in Element 1 Corporation. The impairment was assessed based on market conditions and the financial performance of Element 1 Corporation. The impairment loss is included in loss from equity method investments in the consolidated statements of operations. No corresponding impairment of equity method investment was recorded during the year ended December 31, 2023.

Extinguishment of Preferred Stock. During the year ended December 31, 2024, we redeemed 25% of our Series A Preferred Stock. As the fair value of the preferred stock redemption was greater than the carrying amount, we recognized an expense of $0.7 million, which is recorded in extinguishment of preferred stock in the consolidated statements of operation for the year ended December 31, 2024. No corresponding extinguishment of preferred stock was recorded during the year ended December 31, 2023.

Year Ended December 31, 2023 Compared With Year Ended December 31, 2022

For a discussion of our operating results for the year ended December 31, 2023 compared with the year ended December 31, 2022, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2023.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As of December 31, 2024 we had $243.4 million in liquidity available, with cash and cash equivalents of $47.0 million (December 31, 2023: $46.8 million) and amounts available and undrawn under our revolving credit facilities of $196.4 million (December 31, 2023: $221.2 million). We believe that our working capital, together with expected cash flows from operations will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, quarterly preferred stock dividends, dividends on our shares of common stock, as well as funding our other working capital requirements. Our short-term and spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

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

Our primary known and estimated liquidity needs for 2025 include drydocking expenditures ($17.5 million), committed capital expenditures ($14.7 million), operating lease payments ($5.0 million), quarterly preferred stock dividend distributions ($2.6 million), debt service costs ($2.4 million), variable quarterly common stock dividend distributions and the funding of general working capital requirements and funding any common stock repurchases or preferred stock redemption  we may undertake.

The capital expenditures are related to our obligations with respect to the purchase and installation of scrubber systems.

For at least the one-year period following the filing of this Annual Report, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations, will be sufficient to finance our liquidity needs for this period.

Our long-term capital needs are primarily for capital expenditures and debt repayment and any future finance lease payments. Our long-term known and estimated liquidity needs beyond 2025 include scheduled repayments and maturities of long-term debt ($38.8 million), forecasted drydock expenditures ($25.3 million), debt service costs ($3.4 million), our quarterly preferred stock dividend distributions ($2.6 million per annum), operating lease payments ($0.5 million), aggregate capital expenditures ($Nil) and quarterly common stock dividend distributions. Additional information on our annual scheduled obligations under our debt and operating leases are described in Notes 6 (“Debt”) and 8 (“Operating leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Debt service costs are estimated based on assumed Secured Overnight Financing Rate (“SOFR”) forward curve rates. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, and other debt or equity financings.

We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities are described in Note 6 (“Debt”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of December 31, 2024, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities typically require us to make interest payments based on SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt. As part of our strategy to minimize financial risk, we may from time to time use interest rate swaps to reduce our exposure to market risk from changes in interest rates; however, we did not have any interest rate swap agreements in effect as of December 31, 2023 or December 31, 2024.

Cash Flow Data for the Years Ended December 31, 2024 and 2023

In thousands of U.S. Dollars	For the Years Ending December 31,
CASH FLOW DATA	2024	2023
Net cash provided by operating activities	$160,445	159,609
Net cash (used in) investing activities	$(32,973)	(26,836)
Net cash (used in) financing activities	$(127,289)	(136,537)

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

For the year ended December 31, 2024, cash flow provided by operating activities was $160.4 million. The movement in net cash provided by operating activities was primarily due to net income of $133.0 million for the year ended December 31, 2024, which included a gain on the sale of the Ardmore Seafarer of $12.3 million, and debt extinguishment of $1.4 million, partially offset by working capital changes, particularly receivables during the year ended December 31, 2024.

For the year ended December 31, 2023, cash flow provided by operating activities was $159.6 million, primarily due to net income of $116.8 million which was partially offset by non-cash items such as depreciation of $27.8 million and a decrease in receivables of $23.6 million, which was partially offset by an increase in deferred drydock payments of $12.3 million.

Cash (used in) investing activities

For the year ended December 31, 2024, the net cash used in investing activities was $33.0 million. Payments for the acquisition of vessel and vessel equipment of $61.0 million. Proceeds from the sale of the Ardmore Seafarer were $26.8 million. Payments received for equity investments were $1.7 million and payments for other non-current assets were $0.4 million.

For the year ended December 31, 2023, the net cash used in investing activities was $26.8 million, primarily due to advances for ballast water and scrubber systems of $4.8 million, payments for vessels and vessel equipment of $20.6 million, as well as payments in relation to equity investments and other non-current assets of $1.4 million.

Cash (used in) financing activities

For the year ended December 31, 2024, the net cash used in financing activities was $127.3 million. Repayments under our revolving credit facilities totaled $111.2 million and proceeds from borrowings under our revolving credit facilities were $104.9 million. Payments of cash dividends on our shares of common stock were $45.1 million, and repayments of finance leases were $42.3 million. Payments for the repurchase of our shares of common stock were $17.9 million, and payment for the partial redemption of shares a of our Series A Redeemable Preferred Stock was $10.0 million. The dividend payment on shares of our Series A Preferred Stock was $3.8 million. Repayments of long-term debt amounted to $1.7 million, and payments for deferred finance fees were $0.2 million.

For the year ended December 31, 2023, the net cash used in financing activities was $136.5 million. Net repayment of long-term debt was $84.0 million. Payment of common stock dividends amounted to $47.2 million. Preferred stock dividend payments amounted to $3.4 million, and repayments of finance lease arrangements were $2.0 million.

Capital Expenditures

Drydock

Five of our vessels completed drydock surveys in 2024. The drydocking schedule through December 31, 2028 for our vessels that were in operation as of December 31, 2024 is as follows:

	For the Years Ending December 31,
	2025	2026	2027	2028
Number of vessels in drydock (excluding in-water surveys)	10	—	1	7

We intend to continue to seek to stagger drydockings across the fleet. As our fleet matures, our drydock expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Scrubber System Installation

The installation schedule for scrubber systems on our vessels that were in operation as of December 31, 2024 is as follows:

	For the Years Ending December 31,
	2025	2026	2027	2028
Number of scrubber system installations	4	—	—	—

Scrubber system installations are timed to coincide with the drydocking schedule.

As of December 31, 2024, we had installed scrubbers on nine of our owned vessels, with four further installations scheduled in 2025.

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

Dividends

Pursuant to our capital allocation policy, our board of directors declared the following cash dividends:

Fiscal Quarter	Dividend Amount (Per Common Share)	Date of Payment
Fourth Quarter of 2022	$0.45	March 15, 2023
First Quarter of 2023	$0.35	June 15, 2023
Second Quarter of 2023	$0.19	September 15, 2023
Third Quarter of 2023	$0.16	December 15, 2023
Fourth Quarter of 2023	$0.21	March 15, 2024
First Quarter of 2024	$0.31	June 14, 2024
Second Quarter of 2024	$0.38	September 13, 2024
Third Quarter of 2024	$0.18	December 13, 2024
Fourth Quarter of 2024	$0.08	March 14, 2025

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

The significant judgments and estimates are as follows:

Revenue recognition.  Revenue, net is generated from spot charter arrangements and time charter arrangements.

Spot charter arrangements

In our spot charter arrangements, the charterer hires a vessel to transport a specific agreed-upon cargo for a single voyage that are generally short in duration (less than two months), which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The contract generally has standard payment terms of freight paid within three to seven days after completion of loading.

Spot charter arrangements do not contain a lease and are therefore considered service contracts that fall under the provisions of Accounting Standard Codification (“ASC”) 606 Revenue from Contracts with Customers. Spot charter arrangements are considered service contracts which fall under the provisions of ASC 606 because we retain control over the operations of the vessel, including directing the routes taken and vessel speed. We determined that a spot charter arrangement includes a single performance obligation, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, we have concluded that a contract for a spot charter arrangement meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of our performance as the voyage progresses and therefore revenues are recognized on a pro rata basis over the duration of the voyage determined on a load-to-discharge port basis.

The consideration that we expect to be entitled to receive includes estimates of revenue associated with the loading or discharging time that exceed the originally estimated duration of the voyage, which is referred to as “demurrage revenue”, when it is determined there will be incremental time required to complete the contracted voyage.

Demurrage revenue, which is earned during a voyage charter and represents variable consideration, which is estimated at contract inception based on estimates for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited. It is not considered a separate deliverable in accordance with ASC 606 as it is part of the single performance obligation in a spot charter arrangement, which is to provide cargo transportation services to the completion of a contracted voyage.

Time charter arrangements

From time to time the Company enters into time charter arrangements, which are for a specified period of time, and key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer. In time charter arrangements, the Company is responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs.

As the charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the charterer is also responsible for costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the right to use the vessel is transferred to the charterer during the specified time charter period. Accordingly, time charters are considered operating leases and the Company applies guidance for lessors in FASB Accounting Standards Codification 842 - Leases (“ASC 842”). The Company has elected to apply the practical expedient under Accounting Standards Codification 842 – Leases (“ASC 842”), which allows lessors to account for lease and non-lease components as a single lease component when certain criteria are met. Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

Share-based compensation.  We may grant share-based payment awards, such as restricted stock units (“RSUs”) and stock appreciation rights (“SARs”), as incentive-based compensation to certain employees and directors. We granted to certain employees, directors and officers SARs in 2013, 2014, 2015, 2016, 2018, 2019, 2020 and 2021. No SARs were outstanding at December 31, 2024. We granted RSUs to certain directors and officers in 2019, 2020, 2021 and 2022. We granted Time-Based RSUs (“TRSUs”) and Performance-Based RSUs (“PRSUs”) to certain officers and directors in 2023 and 2024. Our TRSUs vest based on continued service; our PRSUs vest based on continued service and market conditions based on the Company’s relative total shareholder return (“TSR”). We measure the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizing that cost, over the requisite service period, which generally equals the vesting period.

Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the award, volatility and dividend yield, and making certain other assumptions about the award.

Depreciation.  Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of our vessels is estimated at 25 years from the date of initial delivery from the shipyard. Since January 1, 2023, depreciation is based on cost less the estimated residual scrap value of $400 per lwt.

Vessel impairment.  Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel held and used is tested for recoverability by comparing the estimate of undiscounted future cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount, together with the carrying value of deferred drydock expenditures and special survey costs related to the vessel.

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

At December 31, 2024, no vessels were classified as held for sale. MR charter rates remained at elevated levels during 2024 as a result of market recovery due to strong market fundamentals.

In addition, we have determined that as of December 31, 2024, the aggregate fair market price of our owned vessels was $807.5 million, based on the average of vessel valuations as obtained from two independent brokers, while the aggregate net book value (“NBV”) of our owned vessels was $550.4 million. As such, management have concluded that there were no indicators of impairment on any of our vessels during 2024, and as such we have not recorded an impairment charge for the year ended December 31, 2024.

We believe that all 22 of our owned vessels’ basic market values exceeded their carrying values as of December 31, 2024 and December 31, 2023. We did not record an impairment of any vessels due to our impairment accounting policy for the years ended December 31, 2024 and 2023.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors currently consists of seven directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2026 annual meeting of shareholders, Class II directors serve for a term expiring at the 2027 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2025 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda.

Name	Age	Class	Position
Mr. Mats Berglund	62	I	Director, Chair of the Talent and Compensation Committee and Member of the Nominating and Corporate Governance Committee and the Sustainability Committee

Mr. Mark Cameron	58	N/A	Executive Vice President and Chief Operating Officer

Mr. James Fok	45	III	Director, Member of the Audit Committee and the Nominating and Corporate Governance Committee

Mr. Robert Gaina	46	N/A	Senior Vice President, Commercial

Mr. Bart Kelleher	50	II	President, Chief Financial Officer, Secretary and Director

Mr. Curtis McWilliams	69	III	Chair of the Board, Chair of the Nominating and Corporate Governance Committee and Member of the Talent and Compensation Committee and the Audit Committee

Ms. Aideen O'Driscoll	38	N/A	Senior Vice President and Senior Director of Corporate Services

Mr. Gernot Ruppelt	43	I	Chief Executive Officer and Director

Dr. Kirsi Tikka	68	I	Director, Chair of the Sustainability Committee and Member of the Talent and Compensation Committee

Ms. Helen Tveitan de Jong	57	II	Director, Chair of the Audit Committee and Member of the Sustainability Committee

Biographical information with respect to each of our directors and executive officers is set forth below.

Mats Berglund has been a director of Ardmore since September 2018. Mr. Berglund has more than 35 years of shipping experience in Europe, the USA and Asia. Among other roles, he served as the Chief Executive Officer of Pacific Basin Limited, a Hong Kong-listed owner and operator of drybulk vessels controlling a fleet of over 200 ships, from 2012 to 2021, as Chief Financial Officer and Chief Operating Officer of marine fuel trader Chemoil Energy, and as Head of Crude Transportation for Overseas Shipholding Group. Mr. Berglund serves on the boards of directors of Pacific Basin Limited and Algoma Central Corporation. Mr. Berglund also previously served in a variety of leadership roles across the Stena group of companies, culminating as President of Stena Rederi, Stena's parent company for all shipping activities. Mr. Berglund holds an Economist (Civilekonom) degree from the Gothenburg University Business School (1986) and is a graduate of the Advanced Management Program at Harvard.

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

Presently, Mr. Cameron serves on the boards of the West of England (Luxembourg) P&I Club, as well as the joint venture 'Anglo Ardmore Ship Management Limited'. Mr. Cameron is a member of the Lloyds Register Marine Committee and an ABS Council member. Prior to Ardmore, from 2008 to 2010, Mr. Cameron served nine years at Teekay Corporation as Vice President, Strategy and Planning. Mr. Cameron has also held a number of senior management roles ashore with Safmarine and AP Moller specializing in integrating acquisitions covering all facets of ship management including sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical projects. Mr. Cameron spent 11 years at sea rising to the rank of Chief Engineer with Safmarine.

James Fok was appointed as a director of Ardmore in January 2023. Mr. Fok is the Chief Commercial Officer of CMU OmniClear Limited and has more than 20 years of experience in financial services. From 2012 until 2021 he served as a senior executive at Hong Kong Exchanges and Clearing, a Hong Kong-listed operator of exchanges and clearing houses. Previously, Mr. Fok was an investment banker with multiple bulge bracket firms in both Europe and Asia. He has served on a wide range of public and private sector boards and committees, and currently serves as an Executive Director of the International Securities Services Association. Mr. Fok holds a BA (Hons) in Law and Chinese from the School of Oriental & African Studies of the University of London and is a Distinguished Nonresident Fellow of Hong Kong’s Centre on Contemporary China and the World.

Robert Gaina was appointed Senior Vice President, Commercial at Ardmore in September 2024, overseeing the company’s chartering activities and commercial operations. Since joining Ardmore’s headquarters in Cork in 2015, Mr Gaina has held several managerial roles, including leading the Commercial Operations department, where he played a key role in optimizing fleet performance and commercial strategy, as well as Cargo Operation Manager. Prior to transitioning ashore, Mr Gaina had a distinguished seafaring career. A graduate of the Maritime Academy Mircea cel Bătrân (Class of 2002), he spent over a decade sailing on chemical and oil tankers, including five years as Master Mariner. Mr Gaina earned a Global Executive MBA from Rotterdam School of Management in 2024.

Bart Kelleher joined Ardmore in 2022 as Chief Financial Officer and was subsequently appointed as President and Director in 2024. He has nearly 30 years of progressive experience in the maritime, finance, energy, and industrials sectors. From 2016 to 2022, Mr. Kelleher held executive roles with Chembulk Tankers, an owner and operator of stainless-steel chemical tankers, serving as Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer. From 2010 to 2015, he was the Chief Operating Officer of Principal Maritime Management, which owned and operated a fleet of Suezmax crude carriers and chemical tankers, where he also functioned as acting Chief Financial Officer during the company's start-up and initial growth phases. In addition to his executive experience in the maritime energy transportation sector, Mr. Kelleher has held roles in investment banking, commercial banking, equity research, and capital markets in the maritime and energy-related industries at Bear Stearns and HSH Nordbank. Earlier in his career, he served as a deck officer onboard US-flag crude oil tankers and held management positions in both the cruise industry and with a leading naval architecture firm. Mr. Kelleher holds an MBA from Columbia Business School, an MS in Ocean Systems Management from Massachusetts Institute of Technology, and a BE in Naval Architecture from New York Maritime College. Mr. Kelleher serves as a Director of Element 1 Corporation, a developer of methanol to hydrogen technology, and as an advisory board member to OrbitMI, an innovative technology firm offering advanced AI-based fleet performance management solutions.

Curtis McWilliams was appointed as a director of Ardmore in January 2016 and as Ardmore’s Chair effective January 1, 2019. Mr. McWilliams has over 40 years of experience in finance and real estate. From December 2021 until May 2022, Mr. McWilliams served as Interim CEO of Kalera, Inc. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. McWilliams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He has also served on the boards of directors of CNL Bank from 1999 to 2004, Campus Crest Communities from 2015 to 2016, Braemar Hotels and Resorts from 2013 to 2022 and Modiv Industrial from 2019 to 2024. Mr. McWilliams has over 13 years of investment banking experience at Merrill Lynch & Co. where he served as co-head of the firm’s Transportation Group among other roles. Mr. McWilliams has a Master’s degree in Business with a concentration in Finance from the University of Chicago Graduate School of Business and a Bachelor of Science in Engineering in Chemical Engineering from Princeton University.

Aideen O’Driscoll is Ardmore’s Senior Vice President and Senior Director of Corporate Services with responsibility for human resources, office management and project management. Ms. O’Driscoll joined Ardmore in June 2015 as Legal Associate, before being appointed to the role of Director of Human Resources in 2019. Prior to Ardmore, Ms. O’Driscoll spent five years practicing as a commercial conveyancing and banking solicitor. Ms. O’Driscoll holds a Bachelor of Civil Law and an LLM Master’s Degree in Law, both from University College Cork. Ms. O’Driscoll was admitted to the Roll of Solicitors in 2013 and has completed an Executive MBA with Cork University Business School. Ms. O’Driscoll is a member of the steering committee of the Diversity Study Group, promoting greater equality, diversity, and inclusion in the shipping industry.

Gernot Ruppelt is Chief Executive Officer and a Director at Ardmore. Prior to his appointment as Chief Executive Officer, he served as Chief Commercial Officer at Ardmore. In this role Mr. Ruppelt created, developed and led Ardmore’s global trading platform and commercial strategy since joining Ardmore in 2013. Mr. Ruppelt has 24 years of experience across multiple sectors in the maritime industry and acquired extensive international exposure having worked in five countries across three continents throughout his career. Before joining Ardmore, Mr. Ruppelt was a Tanker Projects Broker with Poten & Partners in New York. Previously, he held various roles up to Trade Manager for AP Moller – Maersk and Maersk Broker in the United States, Europe and Asia. Mr. Ruppelt holds an Executive MBA from INSEAD and later completed their International Directors Program. He also graduated from the Institute of Chartered Shipbrokers in London, Maersk International Shipping Education (MISE) and was accredited as a Shipping Merchant by the Hamburg Chamber of Commerce. Mr. Ruppelt previously served on the board of Anglo Ardmore Ship Management, and he was Chair of INTERTANKO’s Commercial Markets Committee from 2018 until 2024.

Kirsi Tikka has served as a director since September 2019. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. Dr. Tikka chaired the U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects, and was a member of the U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organizations, reports published in 2022. She is a Fellow of the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects and formerly a Trustee of Webb Institute. Dr. Tikka has over 30 years of shipping experience having retired from the American Bureau of Shipping Classification Society (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley and a Master’s degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.

Helen Tveitan de Jong has served as a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 23 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University in 1992. From 2021 to 2024, Ms. Tveitan de Jong served as an independent non-executive director of Taylor Maritime Investments Limited, an internally managed investment company listed on the premium segment of the London Stock Exchange.

B. Compensation of Directors and Senior Management

We paid $4.6 million in aggregate cash compensation to members of our senior executive officers for 2024. For 2024, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $65,000 for a director serving as Chair of the Board, $20,000 for a director serving as Chair of the Audit Committee, $15,000 for each director serving as Chair of other committees, $10,000 for each member of the Audit Committee and $5,000 for each member of other standing committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We paid $0.5 million in aggregate compensation to our directors for 2024.

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

Equity Incentive Plan

We currently have an equity incentive plan, the 2013 Equity Incentive Plan (the “plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock available for grant under the plan is 5 million shares. The plan is administered by the Talent and Compensation Committee of our board of directors.

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

Stock Appreciation Rights (“SARs”)

As of December 31, 2024, no SARs were outstanding under the Company’s 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of the Company’s common stock following the grant of the award. No SAR awards were granted during the years ended December 31, 2024, 2023 and 2022.

Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of the Comapny’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of the Company’s common stock, based on the fair market value of a share of the Company’s common stock at the time of exercise of the SAR.

Restricted Stock Units (“RSUs”)

On March 1, 2024, the Company granted 113,314 Time-Based RSUs (“TRSUs”) to certain members of management that will vest in three equal annual tranches from the date of grant. On March 1, 2024, the Company granted 47,894 Performance-Based RSUs (“PRSUs”) to certain members of management that will vest in one tranche on March 1, 2027, subject to the grantee’s continued employment and market conditions based on the Company’s relative total shareholder return (“TSR”).

On June 17, 2024, the Company granted 20,861 TRSUs to certain of its directors that will vest in twelve months from the date of grant.

Under an RSU award, the grantee is entitled to receive a share of the Company’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of the Company’s common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Please see Note 15 “Share-based compensation” to our consolidated financial statements included in this Annual Report for additional information about our SAR awards and RSUs.

C. Board Practices

Our board of directors currently consists of seven directors, all of whom, other than our Chief Executive Officer, Gernot Ruppelt, and our President and Chief Financial Officer, Bart Kelleher, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and, for members of the Audit Committee the rules and regulations of the SEC. Our board of directors has instituted a policy of holding executive sessions of non-management directors following each regularly scheduled meeting of the full Board.

Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis McWilliams, the Chair of the Board.

Our Audit Committee consists of Helen Tveitan de Jong, as Chair, Curtis McWilliams and James Fok. Each member of our Audit Committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC. Our board of directors has determined that Ms. Tveitan de Jong, qualifies as an Audit Committee financial expert. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls.

The Nominating and Corporate Governance Committee consists of Curtis McWilliams as Chair, Mats Berglund and James Fok. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws.

The Talent and Compensation Committee consists of Mats Berglund, as Chair, and Curtis McWilliams and Kirsi Tikka. The Talent and Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

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

D. Employees

As of December 31, 2024, approximately 880 seagoing staff serve on the vessels that we manage and 56 full-time staff on shore. This compares with 778 seafarers and 56 full-time staff and seven part-time staff on shore as of December 31, 2023. Many of our seafarers employed by our ship manager are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with five of our executives: Mark Cameron, our Executive Vice President and Chief Operating Officer; Robert Gaina, our Senior Vice President, Commercial; Bart Kelleher, our President and Chief Financial Officer; Aideen O’Driscoll, our Senior Vice President and Director of Corporate Services; and Gernot Ruppelt, our Chief Executive Officer. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements, which include compensation provisions, and one-year non-solicitation and non-compete clauses following the cessation of the employee’s employment with us.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Common Shareholders and Related Party Transactions

A. Major Common Shareholders

The following table sets forth information regarding beneficial ownership, as of March 7, 2025 (except as otherwise noted), of our common stock by:

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

Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after March 7, 2025 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
BlackRock Inc.(2)	2,756,000	6.8%
Dimensional Fund Advisors LP(3)	2,738,153	6.8%
Scorpio Holding Limited(4)	2,304,112	5.7%
Teekay Tankers Ltd.(5)	2,050,044	5.1%
Alder Tree Investments II BV(6)	2,035,567	5.0%
All directors and executive officers as a group(7)(8)	409,771	1.0%
(1)	Based on 40,503,341 shares of common stock outstanding on March 7, 2025.
(2)	This information is based on the From 13F filed with the SEC on February 7, 2025. According to this Form 13F, BlackRock Inc. possessed sole investment discretion over 2,756,000 shares, sole voting power over 2,639,835 shares and no voting power over 116,165 shares.
(3)	This information is based on the Form 13F filed with the SEC on February 13, 2025. According to this Form 13F, Dimensional Fund Advisors possessed sole investment discretion over 2,641,259 shared investment discretion over 96,894 shares, sole voting power over 2,591,337 shares, shared voting power over 96,894 shares and no voting power over 49,922 shares.
(4)	This information is based on the Schedule 13G filed with the SEC on July 31, 2023. According to this Schedule 13G, Scorpio Holdings Limited and Annalisa Lolli-Ghetti possessed shared voting and dispositive power over 2,304,112 shares.
(5)	This information is based on the Schedule 13G filed with the SEC on February 19, 2025. According to this Schedule 13G, Teekay Tankers Ltd. possessed sole voting and dispositive power over 2,050,044 shares.
(6)	This information is based on the Schedule 13G filed with the SEC on December 23, 2022. According to this Schedule 13G, Alder Tree Investments II BV possessed sole voting and dispositive power over 2,035,567 shares.
(7)	Includes 86,381 RSUs that have not vested as at March 7, 2025 but are due to vest before May 6, 2025 (60 days after March 7, 2025)
(8)	Each director and executive officer beneficially owns less than 1% of the outstanding shares of our common stock.

As of March 7, 2025, we had three shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 40,489,414 shares of our common stock, representing approximately 91.86% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

We have a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. We have entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to our 22 owned vessels as of December 31, 2024 (2023: 22 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

See Item 18.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that we believe would reasonably be expected to have a material effect on our business, financial position, results of operations or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. However, insurance coverage is subject to deductibles, limits and exclusions. Any claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Capital Allocation Policy

Our capital allocation policy sets out our priorities among fleet maintenance, financial strength, accretive growth and, once the other priorities are achieved, returning capital to shareholders.

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

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from spot and time charter arrangements, all of which we refer to as “shipping income”.

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

We believe that we satisfy the Publicly Traded Test for our 2024 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2024 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly Traded Test for the 2024 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2024 U.S. federal income tax return. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regard to our or our subsidiaries’ qualification for the Section 883 exemption.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda.

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

Foreign exchange risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar and Pounds Sterling) and as a result there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and did not enter into any derivative contracts for either transaction or translation risk during the year ended December 31, 2024.

Interest rate risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the Adjusted SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may from time to time enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so. We were not party to any swap agreements relating to interest rate risk during the year ended December 31, 2024.

When we enter into interest rate swap agreements, we are exposed to the risk of credit loss in the event of non-performance by the counterparties to the swap agreements. To minimize counterparty risk, we generally have only entered into derivative transactions with investment grade counterparties at the time of the transactions. In addition, to the extent possible and practical, we generally enter into interest rate swaps with different counterparties to reduce concentration risk.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the year ended December 31, 2024 by $0.2 million (2023: $1.2 million) using the average long-term debt balance and actual interest incurred in each period.

Concentration of credit risk

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

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk and credit concentration risk. As of December 31, 2024 our 26 vessels in operation were employed with 16 different charterers.

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
In thousands of U.S. Dollars	2024	2023	2022
Charterer A	28,132	*	55,626
Charterer B	*	*	53,345
* None over 10%

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

Geopolitical Factors

The Russia-Ukraine war has disrupted supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations.

The conflict has contributed significantly to related increases in spot tanker rates. Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Although these vessel attacks have decreased in the first quarter of 2025, Houthi activity level remains uncertain given the unpredictable nature of this group. Further escalation or expansion of hostilities of such crisis could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2024, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations in Internal Control Integrated Framework (2013).

Management’s evaluation as of December 31, 2024 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2024.

C. Attestation Report of the Independent Registered Public Accounting Firm

The independent registered public accounting firm, Deloitte & Touche LLP, that audited our consolidated financial statements as of and for the year ended December 31, 2024 and included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

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

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2024 and 2023 were Deloitte & Touche LLP (PCAOB ID No. 34).

Audit Fees

The audit fees for the audit of the years ended December 31, 2024 and 2023 were $0.7 million and $0.6 million, respectively.

Audit-Related Fees

There were no audit-related fees relating to work performed by our principal accountants in 2024 or 2023.

Tax Fees

There were no tax fees billed by our principal accountants in 2024 or 2023.

All Other Fees

There were no other fees billed by our principal accountants in 2024 or 2023.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2024 and 2023.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 5, 2023, our Board of Directors announced a new share repurchase plan (the “2023 Repurchase Plan”), pursuant to which we may purchase up to $50 million of our common shares in the open market or through privately-negotiated transactions, at times and prices that we consider to be appropriate. We are not obligated under the terms of the 2023 Repurchase Plan to repurchase any shares, and may at any time suspend, delay or discontinue the 2023 Repurchase Plan. During the year ended December 31, 2024, we repurchased 1,556,203 shares under our 2023 Repurchase Plan, at a weighted-average price of $11.49 per share (including fees and commission of $0.03 per share) for a total of $17.9 million. We repurchased all of these shares during December 2024. The total remaining share repurchase authorization under the 2023 Repurchase Plan at December 31, 2024 was $32.1 million.

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

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.J. Insider Trading Policies

We have adopted an insider trading policy and procedures applicable to all directors, executive officers, employees, agents and consultants of us and our subsidiaries, and certain of their family members and controlled entities, and have implemented processes for us that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. Our insider trading policy prohibits insider trading when a person covered by the policy is aware of material nonpublic information and restricts trading in our securities during predetermined blackout periods, among other things. In addition, our insider trading policy requires pre-clearance of transactions in our securities. The foregoing summary of our insider trading policy and procedures does not purport to be complete and is qualified by reference insider trading policy which is filed as Exhibit 11.1 to this Annual Report.

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

We supplement our SIEM SOC with our Disaster Recovery Plan, which comprises a data backup practice designed to provide recovery of critical data, reducing the risk of data loss due to system failures, cyberattacks, or natural disasters. We enhance our cybersecurity defenses through, among other things:  providing periodic employee training, education, and awareness programs and initiatives that are designed to enhance employee awareness of how to detect, avoid and respond to cybersecurity risks and events; implementing firewalls to increase the protection of our network against unauthorized or harmful network traffic that breaches our security protocols; using data security protocols in seeking to limit access to data based on  what is necessary and authorized for an individual’s specific role; and employing endpoint security measures such as advanced malware protection and data loss prevention tools, designed to detect, thwart, and mitigate potential vulnerabilities and attacks.

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

2.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-189714), filed with the SEC on July 22, 2013).
2.2*	Description of Securities (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2024).
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

4.3

Amendment to Preferred Stock Purchase Agreement, dated June 17, 2021, by and between the Company and ARF Innovation, LLC (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2022).

4.4

Amended and Restated Term, Revolving and Accordion Facilities, dated June 15, 2023, by and among Fitzroy Shipco LLC, Bailey Shipco LLC, Cromarty Shipco LLC, Dogger Shipco LLC, Lundy Shipco LLC, Viking Shipco LLC, Tramore Shipco LLC, Ardmore Shipping LLC, the Company, ABN Amro Bank N.V and Crédit Agricole Corporate and Investment Bank (incorproated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2024).

4.5

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

4.6

Open Market Sales Agreement, dated as of September 1, 2023, among the Company and Evercore Group L.L.C and, DNB Markets, Inc. (incorporated herein by reference to Exhibit 1.1 to the Company’s Report on 6-K filed with the SEC on September 1, 2023).

4.7

Open Market Sales Agreement, dated as of August 30, 2024, among the Company and Evercore Group L.L.C. and DNB Markets, Inc (incorporated herein by reference to Exhibit 1.1 to the Company’s Form F-3 (Registration Number 333-281870) filed with the SEC on August 30, 2024).

4.8*

Amended and Restated, Revolving and Accordion Facilities, dated March 13, 2024 by and among Fitzroy Shipco LLC, Bailey Shipco LLC, Cromarty Shipco LLC, Dogger Shipco LLC, Lundy Shipco LLC, Viking Shipco LLC, Tramore Shipco LLC, Ardmore Shipping LLC, the Company, ABN Amro Bank N.V and Crédit Agricole Corporate and Investment Bank.

8.1*	Subsidiaries of the Company

11.1*	Ardmore Shipping Corporation Insider Trading Policy
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act 2002.
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)
97*	Incentive Compensation Recovery Policy adopted on September 27, 2023.
101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Inline XBRL:

(i) Consolidated Balance Sheets as of December 31, 2024 and 2023;

(ii) Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022;

(iii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2024, 2023 and 2022;

(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2024, 2023 and 2022;

(v)  Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and

(vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). *Filed herewith ** Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

	By:	/s/ Gernot Ruppelt
Gernot Ruppelt
Chief Executive Officer
(Principal Executive Officer)

Date: March 7, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ardmore Shipping Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in redeemable preferred stock and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

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

Determination of Vessel Asset Impairment Indicators — Refer to Note 2.16 to the financial statements.

Critical Audit Matter Description

The Company’s evaluation of vessel assets for impairment involves an initial assessment of each vessel asset to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of vessel assets are no longer recoverable. Total Vessels and vessel equipment, net as of December 31, 2024 and 2023, were $546 million and $524 million, respectively.

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

The Company makes significant assumptions to evaluate vessel assets for possible indicators of impairment. Changes in these assumptions could have a significant impact on the vessel assets identified for further analysis. For the years ended December 31, 2024, 2023 and 2022, no impairment loss has been recognized on vessel assets.

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

March 7, 2025

We have served as the Company's auditor since 2019.

Ardmore Shipping Corporation

Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars, except shares and per share information)

		As of December 31
	Notes	2024	2023
ASSETS
Current assets
Cash and cash equivalents		46,988	46,805
Receivables, net of allowance for bad debts of $1.9 million (2023: $1.6 million)		60,871	56,234
Prepaid expenses and other assets		4,298	4,348
Advances and deposits		3,084	6,833
Inventories		11,308	12,558
Total current assets		126,549	126,778

Non-current assets
Investments and other assets, net of accumulated depreciation of $2.5 million (2023: $2.3 million)	4	5,236	11,186
Vessels and vessel equipment, net of accumulated depreciation of $264.4 million (2023: $237.5 million)		545,594	524,044
Deferred drydock expenditures, net of accumulated amortization of $25.8 million (2023: $22.3 million)		14,252	12,022
Advances for ballast water treatment and scrubber systems		4,845	9,587
Deferred finance fees, net		2,746	2,835
Operating lease, right-of-use assets	8	5,577	4,499
Total non-current assets		578,250	564,173

TOTAL ASSETS		704,799	690,951

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		6,070	2,016
Accrued expenses and other liabilities	5	18,313	18,265
Deferred revenue		482	347
Accrued interest on debt and finance leases		—	939
Current portion of long-term debt	6	—	6,436
Current portion of finance lease obligations	7	—	2,029
Current portion of operating lease obligations	8	4,965	3,807
Total current liabilities		29,830	33,839

Non-current liabilities
Non-current portion of long-term debt	6	38,796	39,590
Non-current portion of finance lease obligations	7	—	41,614
Non-current portion of operating lease obligations	8	476	510
Other non-current liabilities	9	273	954
Total non-current liabilities		39,545	82,668

TOTAL LIABILITIES		69,375	116,507

Commitments and contingencies (note 17)

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	9	27,782	37,043
Total redeemable preferred stock		27,782	37,043

Stockholders' equity
Common stock ($0.01 par value, 225,000,000 shares authorized, 44,031,496 issued and 40,455,240 outstanding as of December 31, 2024 and 43,324,702 issued and 41,304,649 outstanding as of December 31, 2023)		440	433
Additional paid in capital		475,812	471,216
Treasury stock (3,576,256 shares as of December 31, 2024 and 2,020,053 shares as of December 31, 2023)		(33,524)	(15,636)
Retained earnings		164,914	81,388
Total stockholders' equity		607,642	537,401

Total redeemable preferred stock and stockholders’ equity		635,424	574,444

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY		704,799	690,951

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars, except for shares and per share information)

		For the years ended December 31
	Notes	2024	2023	2022
Revenue, net	3	405,784	395,978	445,741

Voyage expenses		(132,612)	(131,904)	(153,729)
Vessel operating expenses		(60,254)	(59,770)	(60,020)
Charter hire costs
Operating expense component		(11,828)	(10,194)	(7,809)
Vessel lease expense component		(10,883)	(9,380)	(7,185)
Depreciation		(30,244)	(27,817)	(29,276)
Amortization of deferred drydock expenditures		(3,636)	(3,542)	(4,161)
General and administrative expenses
Corporate		(23,439)	(20,565)	(19,936)
Commercial and chartering		(4,601)	(4,676)	(4,171)
Gain / (loss) on vessels sold	10	12,322	—	(6,917)
Unrealized gains / (losses) on derivatives		655	(262)	2,961
Interest expense and finance costs	11	(6,778)	(11,408)	(15,537)
Gain / (loss) on extinguishment	11	1,432	—	(1,576)
Interest income		1,817	1,818	471

Income before taxes and equity method investments		137,735	118,278	138,856

Income tax	12	(215)	(435)	(207)
Loss from equity method investments	4	(4,514)	(1,035)	(195)

Net Income		133,006	116,808	138,454

Preferred dividends		(3,660)	(3,400)	(3,400)
Extinguishment of Preferred Stock		(739)	—	—

Net Income attributable to common stockholders		128,607	113,408	135,054

Net income per share, basic	13	3.09	2.76	3.63
Net income per share, diluted	13	3.06	2.71	3.52
Weighted average number of shares outstanding, basic	13	41,655,701	41,130,089	37,235,599
Weighted average number of shares outstanding, diluted	13	42,041,821	41,821,637	38,359,985

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Comprehensive Income

(Expressed in Thousands of U.S. Dollars)

	For the years ended December 31
	2024	2023	2022
Net Income	133,006	116,808	138,454
Other comprehensive (loss) / income, net of tax
Net change in unrealized (losses) / gains on cash flow hedges	—	(1,468)	424
Other comprehensive (loss) / income, net of tax	—	(1,468)	424

Comprehensive Income	133,006	115,340	138,878

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

(Expressed in Thousands of U.S. Dollars and thousands of shares, as applicable)

						Accumulated		Retained
	Redeemable Preferred				Additional	other		Earnings /
	Stock		Common Stock		paid in	comprehensive	Treasury	(Accumulated
	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	deficit)	TOTAL
Balance as of January 1, 2022	40	37,043	34,363	364	426,102	1,044	(15,636)	(119,920)	291,954
Issue of common stock	—	—	1419	14	(14)	—	—	—	-
Share-based compensation	—	—	—	—	3,057	—	—	—	3,057
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	424	—	—	424
Net proceeds from equity offering	—	—	4,844	48	38,861	—	—	—	38,909
Preferred dividends	—	—	—	—	—	—	—	(3,400)	(3,400)
Net income	—	—	—	—	—	—	—	138,454	138,454
Balance as of December 31, 2022	40	37,043	40,626	426	468,006	1,468	(15,636)	15,135	469,399
Issue of common stock	—	—	678	7	(7)	—	—	—	—
Share-based compensation	—	—	—	—	3,217	—	—	—	3,217
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	(1,468)	—	—	(1,468)
Preferred dividends	—	—	—	—	—	—	—	(3,400)	(3,400)
Common dividends	—	—	—	—	—	—	—	(47,154)	(47,154)
Net income	—	—	—	—	—	—	—	116,808	116,808
Balance as of December 31, 2023	40	37,043	41,304	433	471,216	—	(15,636)	81,388	537,401
Repayment of redeemable preferred stock	(10)	(10,000)	—	—	—	—	—	—	—
Extinguishment of redeemable preferred stock	—	739	—	—	—	—	—	(739)	(739)
Issue of common stock	—	—	707	7	(7)	—	—	—	—
Share-based compensation	—	—	—	—	4,650	—	—	—	4,650
Preferred dividends	—	—	—	—	—	—	—	(3,660)	(3,660)
Common dividends	—	—	—	—	—	—	—	(45,079)	(45,079)
Repurchase of common stock	—	—	(1,556)	—	(47)	—	(17,888)	—	(17,935)
Net income	—	—	—	—	—	—	—	133,006	133,006
Balance as of December 31, 2024	30	27,782	40,455	440	475,812	—	(33,524)	164,914	607,642

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Cash Flows

(Expressed in Thousands of U.S. Dollars)

		For the years ended December 31
	Notes	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES

Net income		133,006	116,808	138,454
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		30,244	27,817	29,276
Amortization of deferred drydock expenditures		3,636	3,542	4,161
Share-based compensation		4,650	3,217	3,057
(Gain) / loss on vessels sold	10	(12,322)	—	6,917
Amortization of deferred finance fees		1,138	1,237	1,461
(Gain) / loss on extinguishment		(1,432)	—	1,576
Unrealized (gains) / losses on derivatives		(655)	262	(2,961)
Operating lease ROU - lease liability, net		47	52	2
Loss from equity method investments		4,514	1,035	195
Deferred drydock payments		(6,481)	(12,280)	(1,913)
Changes in operating assets and liabilities:
Receivables		(4,640)	23,610	(59,559)
Prepaid expenses and other assets		49	174	(1,010)
Advances and deposits		3,824	(4,673)	1,391
Inventories		1,250	3,160	(4,623)
Accounts payable		4,054	(4,410)	(1,612)
Accrued expenses and other liabilities		(165)	855	10,033
Deferred revenue		135	(873)	(850)
Accrued interest		(407)	76	212
Net cash provided by operating activities		160,445	159,609	124,207

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels		26,829	—	39,912
Payments for acquisition of vessels and vessel equipment, including deposits		(61,020)	(20,562)	(1,335)
Advances for ballast water treatment and scrubber systems		—	(4,822)	(2,473)
Payments for other non-current assets		(432)	(208)	(106)
Proceeds / (payments) for equity investments		1,650	(1,244)	(588)
Net cash (used in) / provided by investing activities		(32,973)	(26,836)	35,410

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation		—	—	(166,580)
Proceeds from long term debt		—	—	131,884
Proceeds from revolving facilities		104,864	—	—
Repayments of long term debt		(1,678)	(84,007)	(148,245)
Repayments on revolving facilities		(111,194)	—	—
Repayments of finance leases		(42,262)	(1,976)	(13,675)
Payments for deferred finance fees		(200)	—	(3,505)
Repurchase of common stock		(17,935)	—	—
Payment of common share dividends		(45,079)	(47,154)	—
Issuance of common stock, net		—	—	38,909
Repayment of preferred stock		(10,000)	—	—
Payment of preferred share dividends		(3,805)	(3,400)	(3,285)
Net cash (used in) financing activities		(127,289)	(136,537)	(164,497)

Net increase / (decrease) in cash and cash equivalents		183	(3,764)	(4,880)

Cash and cash equivalents at the beginning of the year		46,805	50,569	55,449

Cash and cash equivalents at the end of the year		46,988	46,805	50,569

Cash paid during the period for interest in respect of debt	4,547	7,957	5,739
Cash paid during the period for interest in respect of finance leases	1,500	3,718	11,559
Cash paid during the period for operating lease liabilities (offices)	689	881	719
Cash paid during the period for operating lease liabilities (time charter-in contracts)	14,859	13,744	5,982
Cash paid during the period for income taxes	112	537	51
Non-cash financing activity. Non cash conversion from term loan to revolving facility	44,200	—	—
Non-cash operating activity: ROU / lease liability increase in respect of time-charter extensions	7,327	—	—
Non-cash financing activity: Accrued preferred dividends	433	578	578
Non-cash investing activity. Movement in accruals during the period in respect of ballast water treatment systems and scrubber systems	194	765	(887)

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Consolidated Financial Statements

1.   Overview

1.1.   Background

Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”), together with its subsidiaries (collectively the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of December 31, 2024, the Company had 22 owned vessels and four chartered-in vessels in operation. The average age of the Company’s owned fleet as of December 31, 2024 was 10.3 years.

1.2.   Management and organizational structure

Ardmore was incorporated in the Republic of the Marshall Islands on May 14, 2013. Ardmore commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of December 31, 2024, Ardmore had (a) 79 wholly owned subsidiaries, a significant number of which represent single ship-owning companies for Ardmore’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Limited ("AASML"), which provides technical management services to the Ardmore fleet, and (c) a 10% equity stake in Element 1 Corp. which is included in Investments and other assets, net in the consolidated balance sheet as of December 31, 2024. Equity investments are disclosed below in Note 4.

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

1.3.   Vessels

As of December 31, 2024, the Company owned and operated a modern fleet of 22 product/chemical vessels (21 with Marshall Island flags and one with a Singapore flag), with a combined carrying capacity of 973,181 deadweight tonnes (“dwt”) and an average age of approximately 10.3 years.

Vessel Name	Type	Dwt	IMO(1)	Built	Country	Specification
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-17	S. Korea	Eco-Design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	S. Korea	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	S. Korea	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	S. Korea	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	S. Korea	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	S. Korea	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	S. Korea	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	S. Korea	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	S. Korea	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	S. Korea	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	S. Korea	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	S. Korea	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	S. Korea	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	S. Korea	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	S. Korea	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	S. Korea	Eco-Design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	S. Korea	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	S. Korea	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	Eco-Design
Total	22	973,181

(1) International Maritime Organization (“IMO”) cargo classification.

2.   Significant Accounting Policies

2.1.   Basis of preparation

The accompanying consolidated financial statements, which include the accounts of Ardmore and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All subsidiaries are 100% directly or indirectly owned by Ardmore. AASML, a joint venture in which the Company has a 50% interest, is accounted for using the equity method. The Company’s 10% investment in Element 1 Corp. is also accounted for using the equity method as the Company is able to exercise significant influence. All intercompany balances and transactions have been eliminated on consolidation.

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

2.4.   Recently issued accounting pronouncements

Recently adopted

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

Issued but not yet effective

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

On March 21, 2024, the FASB issued Accounting Standards Update 2024-01, Compensation – Stock Compensation (Topic 718) which clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of its pending adoption of this standard on its financial statement disclosures.

On November 4, 2024, the FASB issued Accounting Standards Update 2024-03, Disaggregation of Income Statement Expenses (ASU 2024-03), which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. On January 6, 2025, the FASB issued Accounting Standards Update 2025-01 which clarifies the effective date of ASU 2024-03 with respect to interim periods.

The standard is effective for annual reporting periods beginning after 15 December 2026, and for interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of its pending adoption of this standard on its financial statement disclosures.

On November 26, 2024, the FASB issued Accounting Standard Update 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20), which amends ASC 470-202 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion. The amendments in this update are effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted if the entity has also adopted ASU 2020-06 Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity for that period. The Company is currently evaluating the impact of its pending adoption of this standard on its financial statement disclosures.

2.5.   Revenue, net

Revenue is generated from spot charter arrangements and time charter arrangements, net of address commission and provisions for demurrage.

Spot charter arrangements

In the Company’s spot charter arrangements, the charterer hires a vessel to transport a specific agreed-upon cargo for a single voyage that are generally short in duration (less than two months), which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The contract generally has standard payment terms of freight paid within three to seven days after completion of loading. Revenue from voyage charters is recognized when (i) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of our future cash flows is expected to change as a result of the contract) and (v) it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the services that will be transferred to the charterer

Spot charter arrangements do not contain a lease and are therefore considered service contracts that fall under the provisions of Accounting Standard Codification (“ASC”) 606 Revenue from Contracts with Customers. Spot charter arrangements are considered service contracts which fall under the provisions of ASC 606 because the Company retain control over the operations of the vessel, including directing the routes taken and vessel speed. The Company determined that a spot charter arrangement includes a single performance obligation, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company have concluded that a contract for a spot charter arrangement meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the voyage progresses and therefore revenues are recognized on a pro rata basis over the duration of the voyage determined on a load-to-discharge port basis.

The consideration that the Company expects to be entitled to receive includes estimates of revenue associated with the loading or discharging time that exceed the originally estimated duration of the voyage, which is referred to as “demurrage revenue”, when it is determined there will be incremental time required to complete the contracted voyage.

Demurrage revenue, which is earned during a voyage charter and represents variable consideration, which is estimated at contract inception based on estimates for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited. It is not considered a separate deliverable in accordance with ASC 606 as it is part of the single performance obligation in a spot charter arrangement, which is to provide cargo transportation services to the completion of a contracted voyage.

Additionally, the Company has identified that the contract fulfillment costs of spot market voyage charters consist primarily of the fuel consumption that is incurred by the Company from the latter of the end of the previous vessel employment and the contract date until the arrival at the loading port, in addition to any port expenses incurred prior to arrival at the load port.

The fuel consumption and any port expenses incurred prior to arrival at the load port during this period are deferred and recorded in Inventories as deferred contract costs in the consolidated balance sheets and are amortized ratably over the total transit time of the voyage from arrival at the loading port until the vessel departs from the discharge port and are expensed as part of voyage expenses.

Time charter arrangements

From time to time the Company enters into time charter arrangements, which are for a specified period of time, and key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer. In time charter arrangements, the Company is responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs.

As the charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the charterer is also responsible for costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the right to use the vessel is transferred to the charterer during the specified time charter period. Accordingly, time charters are considered operating leases and the Company applies guidance for lessors in FASB Accounting Standards Codification 842 - Leases (“ASC 842”). The Company has elected to apply the practical expedient under Accounting Standards Codification 842 – Leases (“ASC 842”), which allows lessors to account for lease and non-lease components as a single lease component when certain criteria are met. Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

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

Vessel operating expenses

Vessel operating expenses represent costs the Company incurs to operate its vessels that are not directly related to a voyage. Vessel operating expenses include costs for crew, repairs and maintenance, insurance, stores, lube oils, communications and technical management. Vessel operating expenses are expensed as incurred.

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

2.10.   Advances and deposits

Advances and deposits primarily include amounts advanced to AASML for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business.

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

A gain is recognized when the carrying value of the asset is less than the estimated fair value, less transaction costs. A loss is recognized when the carrying value of the asset is greater than the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

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

2.16.   Vessel impairment

Management regularly reviews the carrying amounts of the Company’s vessels that are “held and used” for recoverability.  Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel held and used is tested for recoverability by comparing the estimate of undiscounted future cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount together with the carrying value of deferred drydock expenditures and special survey costs related to the vessel.

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

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. Management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The Company did not recognize a vessel impairment charge for the years ended December 31, 2024, 2023 or 2022.

2.17.   Other non-current assets

Other non-current assets relate to office equipment, fixtures and fittings and leasehold improvements. Office equipment and fixtures and fittings are recorded at their cost less accumulated depreciation and are depreciated based on an estimated useful life of five years. Leasehold improvements relate to fit-out costs for work completed on the Company’s offices in Ireland and Singapore. Leasehold improvements are recorded at their cost less accumulated depreciation and are depreciated over the shorter of the useful life of those leasehold improvements and the remaining lease term.

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

At lease commencement, a lessee must determine a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. When determining the discount rate to be used at lease commencement, a lessee must use the rate implicit in the lease unless that rate cannot be readily determined. When the rate implicit in the lease cannot be readily determined, the lessee should use its incremental borrowing rate. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

2.19.   Finance leases

From time to time the Company enters into finance leases, which relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statements of operations using the effective interest method over the life of the lease.

2.20.   Accounts payable

Accounts payable include all financial obligations to vendors for goods or services that have been received.

2.21.   Accrued expenses and other liabilities

Accrued expenses and other liabilities include all accrued liabilities in relation to the operating and running of the vessels, along with amounts accrued for interest as well as general and administrative expenses.

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

The Company elected to classify settlement payments as operating activities within the statement of cash flows. The Company has elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future SOFR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation.  The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

2.23.   Equity method investments

The Company’s investments in AASML and Element 1 Corp. are accounted for, and until the Company sold its interest in the e1 Marine joint venture in May 2024, its investment in e1 Marine was accounted for using the equity method of accounting. Under the equity method of accounting, the Company initially recorded the investments in AASML, Element 1 Corp. and e1 Marine at cost and adjusts the carrying amounts of the investments to recognize their respective share of earnings or losses of the investee. As of December 31, 2024, the carrying value of the Company’s total investment in Element 1 Corp. is $4.5 million. This consists of the carrying value of the Company’s investment in the ordinary shares of $4.5 million. The carrying amount of the investment is adjusted to recognize the Company’s share of earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investments. The Company evaluates its equity method investment for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying values. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of operations.  During the year ended December 31, 2024, the Company recorded an impairment of $4.4 million in its investment in Element 1 Corp.

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

2.27.   Debt and finance lease issuance costs

Financing charges which include fees, commissions and legal expenses associated with securing loan facilities are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the debt liability or finance lease obligation. These costs are amortized to interest expense and finance costs in the consolidated statements of operations using the effective interest rate method over the life of the related debt or finance lease.

2.28.   Share-based compensation

The Company may grant share-based payment awards, such as time-based restricted stock units (“TRSUs”), performance-based RSUs (“PRSUs”), which are subject to market conditions and service, and stock appreciation rights (“SARs”) as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizes that cost, over the requisite service period, which generally equals the vesting period. Once the fair value has been determined, the associated expense is recognized in the consolidated statements of operations over the requisite service period.

The SARs are settled through the delivery of Ardmore’s shares, not cash. Hence, in accordance with the guidance in the FASB Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”), the Company has classified the plan as an equity settled share-based payment plan. The cost of each tranche of SARs is being recognized by the Company on a straight-line basis.

Under a TRSU award, the grantee is entitled to receive a share of Ardmore’s common stock for each RSU at the end of the vesting period. Under a PRSU award, the grantee is entitled to receive a share of Ardmore’s common stock for each earned PRSU. Payment under the TRSU and PRSU will be made in the form of shares of Ardmore’s common stock. The cost of TRSUs and PRSUs is recognized by the Company on a straight-line basis over the vesting period. The Company’s policy for issuing shares upon the vesting of the RSUs is to register and issue new common shares to the grantee.

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

2.31.   Income taxes

Republic of the Marshall Islands

Ardmore Shipping Corporation, Ardmore Shipping LLC, Ardmore Maritime Services LLC, and all vessel owning subsidiaries are incorporated in the Republic of the Marshall Islands with the exception of Lahinch Shipco (Pte.) Limited and Esperanza Shipco (Pte.) Limited, both of which are incorporated in Singapore. Ardmore Shipping Corporation believes that neither it, nor its subsidiaries, are subject to taxation under the laws of the Republic of the Marshall Islands and that distributions by its subsidiaries to Ardmore Shipping Corporation will not be subject to any taxes under the laws of the Republic of the Marshall Islands.

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

Singapore

Ardmore Shipping (Asia) Pte. Limited, Ardmore Tanker Trading (Asia) Pte. Limited, Ardmore Maritime Services (Asia) Pte. Limited, Lahinch Shipco (Pte.) Limited and Esperanza Shipco (Pte.) Limited are incorporated in Singapore. Ardmore Shipping (Asia) Pte. Limited qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the Company to tax exemption on profits derived from ship operations for any vessels which are owned or chartered in by Ardmore Shipping (Asia) Pte. Limited. Lahinch Shipco (Pte.) Limited and Esperanza Shipco (Pte.) Limited are ship-owning companies and therefore exempt from taxes under the law of Singapore. Ardmore Tanker Trading (Asia) Pte. Limited and Ardmore Maritime Services (Asia) Pte. Limited are subject to Singapore tax on their worldwide profits.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statements of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2024 amounted to $Nil (2023: $Nil , 2022: $Nil).

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2024 amounted to $Nil (2023: $Nil, 2022: $Nil).

2.32.   Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable due from charterers and cash and cash equivalents.  There is a concentration of credit risk with respect to the Company’s cash and cash equivalents to the extent that substantially all of the amounts are held in several institutions and are generally not covered by insurance in the event of default by these financial institutions.

The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.  The Company may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer.

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
In thousands of U.S. Dollars	2024	2023	2022
Charterer A	28,132	*	55,626
Charterer B	*	*	53,345
* None over 10%

3.   Business and Segment Reporting

The Company primarily engages in the ocean transportation of petroleum and chemical products internationally through its fleet of tankers. These tankers are not bound to specific ports or schedules, allowing them to respond to market opportunities by moving between trade lanes and geographical areas. The Company charters its vessels to its customers through a combination of spot and time-charter arrangements, with the majority of its revenue generated from spot voyages, which typically last less than three months.

The CODM reviews overall operating results on a fleet-wide basis using time charter equivalent rates (“TCE”) and consolidated expenses. When the Company charters-out a vessel, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions and certain operational-related constraints), making the disclosure of geographic information impracticable. The Company operates under one reportable segment for its vessel operations, based on how internally reported financial information is reviewed by the CODM to analyze performance, make decisions and allocate resources.

The accounting policies of the vessel operations segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. The Company does not have intra-entity sales or transfers.

The Company’s CODM is the senior management team that includes the chief executive officer, president and chief financial officer, chief operating officer, senior vice president of commercial and the senior director of corporate services.

The CODM uses consolidated net income to analyze income generated by the Company’s assets and how to allocate the corresponding cash flow according to the Company’s capital and resources focusing on maintaining the Company’s fleet, deleveraging, pursuing accretive growth opportunities, and returning capital to shareholders.

The CODM monitors budget versus actual results and the results of publicly reported competitors to assess the performance of the segment and establish a basis for management’s discretionary compensation.

The following table presents the Company’s revenue contributions by nature of vessel employment.

	For the years ended December 31
In thousands of U.S. Dollars	2024	2023	2022
Spot charters (1)	392,107	395,577	437,189
Time charters (2)	13,635	—	7,917
Pooling arrangements (3)	—	—	3
Other revenue (4)	42	401	632
	405,784	395,978	445,741

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

(4)   Represents revenue recognized by the Company associated with the management of one third-party chemical tanker employed under spot charters that was accounted for in accordance with ASC 606.

4. Equity Investments

Element 1 Corp. - On June 17, 2021, the Company purchased a 10% equity stake in Element 1 Corp. (“E1”), a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of Element 1 Corp. common stock, which expired in June 2024. The Company’s total investment in E1 amounted to $9.3 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323 - Investments – Equity Method and Joint Ventures (“ASC 323”).

The Company records its share of earnings and losses in its investment in Element 1 Corp. on a quarterly basis, with an aggregate loss of $0.4 million recognized in the year ended December 31, 2024 (2023: $0.1 million and 2022: $0.2 million profit). During the year ended December 31, 2024, the Company recognized an impairment loss of $4.4 million related to its equity method investment in Element 1 Corp. The impairment was due to a decline in the fair value of the investment, which was determined to be other than temporary. The fair value was assessed based on market conditions and the financial performance of Element 1 Corp. During the years ended December 31, 2023 and 2022, the Company did not record any impairment relating to its investment in Element 1 Corp.

The Company recorded an investment of $4.5 million, inclusive of transaction costs which is included in investments and other assets, net in the consolidated balance sheet as of December 31, 2024.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1. and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver E1’s hydrogen delivery system to the marine sector, with each joint venture partner owning 33.33% of e1 Marine LLC. In May 2024, the Company sold its 33.33% stake in e1 Marine for $1.65 million and recognized a gain of $0.5 million. This gain is included as a component in loss from equity method investments, in the consolidated statement of operations for the year ended December 31, 2024.

5.   Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following as of December 31, 2024 and 2023:

	As of December 31
In thousands of U.S. Dollars	2024	2023
Accrued vessel operating expenses and voyage expenses	11,794	12,961
Other accrued expenses	6,519	5,304
Total accrued expenses	18,313	18,265

6.   Debt

As of  December 31, 2024, the Company had three loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction, or to refinance such original financings, and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under the loan facilities, which totaled 19 vessels as of December 31, 2024. Ardmore and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and Ardmore has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default.

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

The outstanding principal balances on each loan facility as of December 31, 2024 and 2023 were as follows:

	As of December 31
In thousands of U.S. Dollars	2024	2023
Nordea/SEB Revolving Facility	37,500	—
ABN/CACIB Joint Bank Facility	—	45,872
ABN/CACIB Revolving Facility	—	—
ABN AMRO Revolving Facility	1,296	932
Total debt	38,796	46,804
Deferred finance fees	—	(778)
Net total debt	38,796	46,026
Current portion of long-term debt	—	6,713
Current portion of deferred finance fees	—	(277)
Total current portion of long-term debt	—	6,436
Non-current portion of long-term debt	38,796	39,590

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
December 31
In thousands of U.S. Dollars	2024
2025	—
2026	1,296
2027	37,500
2028	—
38,796

Nordea / SEB Revolving Facility

On August 5, 2022, 12 of Ardmore’s subsidiaries entered into a $185.5 million sustainability-linked revolving credit facility with Nordea and SEB (the “Nordea / SEB Revolving Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels previously financed under lease arrangements. Interest is calculated at a rate of SOFR plus 2.5% (Adjusted SOFR, equivalent to LIBOR, plus a margin of 2.25%). The revolving credit facility may be drawn down or repaid with five days‘ notice. The revolving credit facility matures in June 2027. As of December 31, 2024, $37.5 million of the revolving credit facility was drawn down and $104.4 million was available and undrawn.

ABN/CACIB Joint Bank Term Loan and Revolving Credit Facility

On August 5, 2022, seven of Ardmore’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN AMRO Bank N.V (“ABN AMRO”) and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest is calculated at SOFR plus 2.5%. Principal repayments on the term loans are made on a quarterly basis, with a balloon payment payable with the final installment.

On June 15, 2023, this credit facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. On March 14, 2024, the credit facility was further amended to convert the entire term loan outstanding balance under the facility into the revolving credit facility. The revolving credit facility matures in August 2027. As of December 31, 2024, none of the revolving credit facility was drawn down and $78.3 million was undrawn.

ABN AMRO Revolving Facility

On August 9, 2022, the Company entered into a new sustainability-linked $15 million revolving credit facility with ABN AMRO to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.9%. Interest payments are payable on a quarterly basis. The facility matures in August 2026. As of December 31, 2024, $1.3 million of the revolving credit facility was drawn down and $13.7 million was undrawn.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash; the remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of December 31, 2024, was $18.75 million;
●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;

●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the ABN AMRO Revolving Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as of December 31, 2024 and 2023.

Interest rates

The following tables set forth the effective interest rate associated with the interest expense for the Company’s debt facilities noted above. The effective interest rate below does not include the effect of any interest rate swap agreements, which the Company may enter into from time to time. The following tables also include the range of interest rates on the debt, excluding the impact of commitment fees, if applicable:

	For the years ended December 31
	2024	2023	2022
Effective interest rate, excluding commitment fees	7.54%	7.83%	4.38%
Range of interest rates (SOFR)	4.69 % to 5.37%	4.50 % to 5.36%	0.10 % to 4.50%

The following table presents the weighted average effective interest rate on the Company’s debt obligations, including the impact on interest from interest rate swap agreements designated as hedging instruments and excluding commitment fees, if applicable, for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31
	2024	2023	2022
Effective interest rate, excluding commitment fees	7.54%	5.80%	1.61%

7.   Finance lease

On June 25, 2021, two of Ardmore’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMB Financial Leasing Co., Ltd (“CMBFL”) / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases were made on a monthly basis. The finance leases were scheduled to expire in 2026, with options to extend up to 2029. On February 14, 2024, the Company gave notice to exercise its purchase options, for both the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements. The vessel purchases, which were effectively refinancings, concluded on June 25, 2024, with the Company repaying the remaining $41.0 million outstanding under the finance lease facility associated with those two vessels.

The outstanding principal balances pertaining to the finance lease facility as of December 31, 2024 and 2023 were as follows:

	As of December 31
In thousands of U.S. Dollars	2024	2023
CMBFL / Shandong	—	54,237
Finance lease obligations	—	54,237
Amounts representing interest and deferred finance fees	—	(10,594)
Finance lease obligations, net of interest and deferred finance fees	—	43,643
Current portion of finance lease obligations	—	2,151
Current portion of deferred finance fees	—	(122)
Non-current portion of finance lease obligations	—	42,177
Non-current portion of deferred finance fees	—	(563)
Total finance lease obligations, net of deferred finance fees	—	43,643

8.   Operating leases

The following are the types of contracts the Company has, which are accounted for under lease guidance, ASC 842:

Time charter-in contracts: Long term operating leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter and Ardmore Sealancer on June 5, 2022, July 16, 2022 and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months, with an option to extend for a further 12 months. On March 8, 2024, the Company exercised its option to extend the charter-in period for the renamed Hansa Sealeader by an additional 12 months, starting from July 5, 2024. In April 2024, the Company exercised its options to extend the charter-in period for the renamed Hansa Sealifter and Hansa Sealancer by an additional 12 months, starting from August 17, 2024 and September 1, 2024 respectively. Chartered-in vessels include both lease and non-lease components.  The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessee for the lessor to operate the vessel.  For time charters-in, the Company has elected to separate lease and non-lease components. During the year ended December 31, 2024, revenue recognized on vessels that have been time-chartered in was $50.0 million (2023: $43.6 million)

Operating leases are included in operating lease, right-of-use (“ROU”) asset, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets.

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

As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate used by the Company of 4.5% is obtained independently and is comparable with what the Company would have had to borrow at the time of the transactions to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The weighted average remaining lease term for the chartered-in vessels is 0.6 years.

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

Lease costs recorded in the consolidated statement of operations

There was $15.1 million of operating lease costs and $8.2 million of short-term lease costs recorded during the year ended December 31, 2024 (2023: $13.4 million and $6.8 million respectively and 2022: $6.5 million and $9.0 million respectively). Of this, $22.7 million was recorded in charter-hire costs (2023: $19.6 million and 2022: $15.0 million), and $0.6 million was recorded in General and administrative expenses (2023: $0.6 million and 2022: $0.5 million) in the consolidated statements of operations.

The liabilities described below are denominated in various currencies. The weighted average remaining term of the office leases as of December 31, 2024 was 2.6 years. Under ASC 842, the right-of-use asset is a nonmonetary asset and is remeasured using the exchange rate as of the commencement date of the lease. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of operations.

	As of December 31
In thousands of U.S. Dollars	2024	2023
Non-Current Assets
Operating lease, right-of-use asset - Time Charter in Vessels	4,418	3,492
Operating lease, right-of-use asset - Offices	1,159	1,007
	5,577	4,499

Lease liabilities - Current portion
Current portion of lease liabilities - Time Charter in Vessels	4,418	3,492
Current portion of lease liabilities - Offices	547	315
	4,965	3,807

Lease liabilities - Non-current portion
Non-current portion of lease liabilities - Time Charter in Vessels	—	—
Non-current portion of lease liabilities - Offices	476	510
	476	510

Total operating lease, right of use assets	5,577	4,499

Total lease liabilities	5,441	4,317

As of December 31, 2024, the Company had the following maturity of operating lease obligations:

As of
December 31
In thousands of U.S. Dollars	2024
2025	5,032
2026	348
2027	59
2028	37
2029 - 2030	77
Total lease payments	5,553
Less imputed interest	(112)
Present value of lease liabilities	5,441

9. Preferred Stock

On June 17, 2021 and on December 3, 2021, Ardmore issued 25,000 shares and 15,000 shares, respectively, of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC. The liquidation preference of the Series A Preferred Stock is $1,000.00 per share. The shares of Series A Preferred Stock accrue cumulative dividends, whether or not declared, at an initial annual rate of 8.5% per $1,000.00 of liquidation preference per share, which rate may change based on certain matters. Dividends are payable on January 30, April 30, July 30 and October 30 of each year, commencing July 30, 2021. So long as any share of the Series A Preferred Stock remains outstanding, no cash dividend may be declared or paid on Ardmore’s common stock unless, among other things, all accrued and unpaid dividends have been paid on the Series A Preferred Stock. The Company may redeem, in whole or in part, the shares of Series A Preferred Stock outstanding, at a cash redemption price equal to (a) 103% of the liquidation preference per share plus any accumulated and unpaid dividends on or after the third anniversary of the original issuance date of the Series A Preferred Stock and prior to the fourth anniversary, (b) 102% of the liquidation preference per share plus any accumulated and unpaid dividends after such fourth anniversary and prior to the fifth anniversary and (c) 100% of the liquidated preference per share plus any accumulated and unpaid dividends after such fifth anniversary.

The Series A Preferred Stock is redeemable, in whole or in part, upon the election of the Company or the holder of shares of Series A Preferred Stock, upon the occurrence of certain change of control events, including if a person or group becomes the beneficial owner of a majority of Ardmore’s total voting power. As it is possible, regardless of the probability of such occurrence, that a person or group could acquire beneficial ownership of a majority of the voting power of Ardmore’s outstanding common stock without Company approval and thereby trigger a “change of control,” the Series A Preferred Stock is classified as temporary equity for accounting purposes. The Company’s obligations to the holder of shares of Series A Preferred Stock are secured by a pledge of the Company’s stake in E1. The Series A Preferred Stock is presented in the Company’s financial statements net of the related stock issuance costs.

As part of the issuance of the Preferred Stock to Maritime Partners, the Company agreed that Maritime Partners shall have the right to a profits interest of 20% of all cash or in-kind distributions and proceeds received in respect of the E1 investment which can only be distributed after the Company receives its return of its initial investment of $9.3 million.  As the agreement includes a mandatory redemption date for the profits interest that is the 10th anniversary of the date of the agreement, it renders the profits interest as a liability which is required to be marked to fair value each period with changes in the fair value recorded directly in earnings.  The Company recorded a liability of $0.3 million, which is included in non-current liabilities in the consolidated balance sheet as of December 31, 2024 (December 31, 2023 $1.0 million).

On December 10, 2024, the Company completed the redemption of 10,000 shares of its Series A Preferred Stock at a redemption value of $10.3 million. This equates to 103% of the liquidation preference per share, plus any accumulated and unpaid dividends, which was recorded in Preferred dividends in the consolidated statements of operations. The redemption of 10,000 shares equates to 25% of the Company’s outstanding Series A Preferred Stock. As the fair value of the preferred stock redemption was greater than the carrying amount, a loss on extinguishment of $0.7 million was recognized during the year ended December 31, 2024, which was recorded in Extinguishment of Preferred Stock in the consolidated statements of operations. No corresponding extinguishment of preferred stock was recorded during the year ended December 31, 2023.

The Company paid $3.8 million, including $0.3 million in premium on the redemption of 10,000 shares of its Series A Preferred Stock during the year ended December 31, 2024. The Company paid $3.4 million in preferred stock dividends during the year ended December 31, 2023. The Company accrued $0.4 million and $0.6 million of preferred stock dividends as of December 31, 2024 and December 31, 2023 respectively.

10. Gain / (loss) on sale of vessels

In February 2024, the Company agreed to sell the 2010-built Ardmore Seafarer for $27.1 million. Effective February 14, 2024, the Company reclassified the vessel as held for sale and ceased to depreciate it. A gain of $12.3 million was recognized when the vessel was delivered to the buyer in April 2024.

The gain on the sale of the Ardmore Seafarer for the year ended December 31, 2024 is calculated as follows:

In thousands of U.S. Dollars	Seafarer
Sales proceeds	27,100
Net book value of vessel	(14,583)
Sales related costs	(195)
Gain on sale of vessel	12,322

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

The loss on the sale of vessels for the year ended December 31, 2022 is calculated as follows:

In thousands of U.S. Dollars	Sealeader	Sealifter	Sealancer	Total
Sales proceeds	13,239	13,239	14,249	40,727
Net book value of vessels	(16,251)	(15,886)	(14,692)	(46,829)
Sales related costs	(265)	(265)	(285)	(815)
Loss on sale of vessels	(3,277)	(2,912)	(728)	(6,917)

11.   Interest expense and finance costs

	For the years ended December 31
In thousands of U.S. Dollars	2024	2023	2022
Interest incurred – debt	4,140	8,033	6,245
Interest incurred – finance leases	1,500	3,718	11,239
Amortization of deferred finance fees	1,138	1,237	1,461
Interest rate swaps	—	(1,580)	(3,408)
	6,778	11,408	15,537

	For the years ended December 31
In thousands of U.S. Dollars	2024	2023	2022
(Gain) / loss on extinguishment	(1,432)	—	1,576
	(1,432)	—	1,576

12.   Income taxes

The components of income tax are as follows:

	For the years ended December 31
In thousands of U.S. Dollars	2024	2023	2022
Current tax expenses	(215)	(435)	(207)
Income tax expense for year	(215)	(435)	(207)

The differences between income taxes expected at the Marshall Islands statutory income tax rate for non-resident companies of zero percent and the reported income tax expense are summarized as follows.

	For the years ended December 31
	2024	2023	2022
Marshall Islands statutory income tax rate	0.00%	0.00%	0.00%
Income subject to tax in other jurisdictions	0.16%	0.37%	0.15%
Effective tax rate	0.16%	0.37%	0.15%

13.   Net income per share and common dividends

Basic and diluted net income per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted net income per share is calculated by adjusting the net income available to common shareholders and the weighted average number of common shares used for calculating basic income per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

	For the years ended December 31
In thousands of U.S. Dollars and shares, except per share amount	2024	2023	2022
Net income attributable to common stockholders	$128,607	$113,408	$135,054
Weighted average shares - Basic	41,656	41,130	37,236
Weighted average shares - Diluted	42,042	41,822	38,360
Basic net income per share	$3.09	$2.76	$3.63
Diluted net income per share	$3.06	$2.71	$3.52

For the year ended December 31, 2024, no SARs were outstanding (2023: 176,360, 2022: 532,642) and 370,364 RSUs (2023: 716,452, 2022: 908,209) were outstanding. For the year ended December 31, 2024, there were no anti-dilutive SARs and RSUs. 131,895 SARs at an exercise price of $9.20 and 89,042 RSUs were not included in the computation of the net income per share for the year ended December 31, 2022 as their impact was anti-dilutive.

During the year ended December 31, 2024, the Company paid cash dividends on its outstanding shares of common stock aggregating $45.1 million (2023: $47.2 million).

14.   Related party transactions

Anglo Ardmore Ship Management Limited ("AASML")

AASML is a joint venture entity owned 50% each by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML is accounted for under the equity method of accounting.

The carrying value of the investment as of December 31, 2024 and 2023 was not significant. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018.

The Company has entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 22 owned vessels of the Company’s fleet as of December 31, 2024 (2023: 22 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

Total management fees paid to AASML for the year ended December 31, 2024 were $3.7 million (2023:  $3.2 million and 2022:  $2.7 million), which are included in vessel operating expenses in the consolidated statements of operations.

Amounts due from/(to) AASML in respect of management fees were $Nil as of December 31, 2024 (2023: $Nil). Advances to AASML for technical management services as of December 31, 2024 were $2.6 million (2023:  $5.2 million) and are included in Advances and deposits in the consolidated balance sheets. Amounts payable to AASML for technical management services as of December 31, 2024 were $0.4 million (2023: $0.0 million), with $0.2 million (2023: $Nil) included in Accounts payable and $0.2 million (2023: $0.0 million) included in Accrued expenses and other liabilities in the consolidated balance sheets.

15.   Share-based compensation

Stock appreciation rights

As of December 31, 2024, no SARs were outstanding under the Company’s 2013 Equity Incentive Plan.

Changes in the SARs for the year ended December 31, 2024 are set forth below:

		Weighted average
	No. of SARs	exercise price
Balance as of January 1, 2024	176,360	$4.28
SARs granted during the year ended December 31, 2024	—	—
SARs exercised during the year ended December 31, 2024	(176,360)	$(4.28)
Balance as of December 31, 2024 (none of which are exercisable or convertible)	—	$-

Time Restricted stock units

As of December 31, 2024, the Company has granted 2,017,203 TRSUs to certain of its officers and directors under its 2013 Equity Incentive Plan, that will vest in three equal annual tranches from the date of grant. Changes in the TRSUs for the year ended December 31, 2024 is set forth below:

	2024		2023		2022
		Weighted average		Weighted average		Weighted average
	Number of	fair value at grant	Number of	fair value at grant	Number of	fair value at grant
	TRSUs	date	TRSUs	date	TRSUs	date
Balance as of January 1	677,739	$7.70	908,209	$5.31	546,935	$4.44
TRSUs granted during the year	134,175	$16.99	172,034	$14.70	760,810	$5.50
TRSUs vested during the year	(528,157)	$(7.19)	(402,504)	$(5.30)	(399,536)	$(4.47)
Balance as of December 31, 2024 (none of which are vested)	283,757	$13.04	677,739	$7.70	908,209	$5.31

The total cost related to non-vested awards expected to be recognized through 2027 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2025	1,272
2026	457
2027	67
1,796

Performance-Based Restricted stock units

As of December 31, 2024, the Company has granted 86,607 PRSUs to certain of its officers and directors under its 2013 Equity Incentive Plan, that will vest in one tranche to the extent earned which are contingent upon the Company’s relative total shareholder return (“TSR”), which represents a market condition, and the grantee’s continued employment with the Company through the vesting date.

The TSR is calculated based on the Company’s total shareholder return compared to that of certain peer companies specified in the award agreements over the performance period and is calculated based on the change in the average daily closing stock price over a 30 trading-day period from the beginning to the end of the performance period, including reinvested dividends. The total quantity of PRSUs eligible to vest under these awards range from zero to 200% of the target based on actual relative TSR performance during the performance period. The grant date fair value of the TSR awards was estimated using a Monte Carlo simulation model.  Compensation for these awards is being amortized over the service period.

Changes in the PRSUs for the year ended December 31, 2024 is set forth below:

	For the years ended December 31
	2024	2023
	Number of PRSUs	Number of PRSUs
Outstanding as of January 1	38,713	-
Granted	47,894	38,713
Vested	-	-

Balance as of December 31, 2024	86,607	38,713

Significant inputs used in the estimation of the fair value of these awards granted during 2024 and 2023 are as follows:

	2024	2023
Closing share price of our common stock	$16.25	$18.53
Risk-free rate of return	4.27%	4.56%
Expected volatility of our common stock	52.11%	67.33%
Holding period discount	0.00%	0.00%
Simulation term (in years)	3.00	3.00

The total cost related to non-vested awards expected to be recognized through 2027 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2025	412
2026	254
2027	37
703

16.   Repurchase of common stock

In September 2023, the Company's Board of Directors authorized a new share repurchase plan, expanding and replacing the Company's earlier plan. Pursuant to the 2023 share repurchase plan, the Company may purchase up to $50 million of its common shares at times and at prices that are considered to be appropriate by the Company. The Company may repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time, the Company may suspend, delay or discontinue the plan. During the year ended December 31, 2024, the Company repurchased 1,556,203 common shares at a weighted-average per share price of $11.49 (including fees and commission of $0.03 per share) for a total cost of $17.9 million. The shares were repurchased on the open market and were therefore at market price.

During the years ended December 31, 2023 and 2022, the Company effected no common share repurchases.

17. Commitments and Contingencies

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

18. Subsequent Events

On February 13, 2025, Ardmore announced that its Board of Directors declared a cash dividend of $0.08 per common share for the quarter ended December 31, 2024. The cash dividend of approximately $3.2 million will be paid on March 14, 2025, to all common shareholders of record on February 28, 2025.