Form 20-F
period 2025-12-31
Ardmore Shipping Corp
filed 2026-03-06
CIK 1577437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 40,731,441 shares of common stock outstanding, par value $0.01 per share.

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

This annual report on Form 20-F (“Annual Report”) and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, other than statements of historical facts. In some cases, words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements in this Annual Report include, among others, such matters as:

●	our future operating or financial results;
●	global and regional economic and political conditions;
●	the strength of national economies and currencies;
●	general market conditions;
●	our business and growth strategies and other plans, and related potential benefits and opportunities;
●	fleet expansion and vessel and business acquisitions, vessels and upgrades and expected capital spending or operating expenses, including bunker prices, drydocking and insurance costs;
●	competition in the tanker industry;
●	shipping market trends and general market conditions, including fluctuations in charter rates and vessel values and changes in demand for and the supply of tanker vessel capacity;
●	business disruptions due to natural disasters or other disasters or events outside of our control;
●	the effect of geopolitical events including the U.S., Israel-Iran conflict, disruptions in the Strait of Hormuz, the Hamas-Israel conflict, attacks against vessels in the Red Sea area, the Russia-Ukraine conflict, and recent U.S. seizures of Venezuelan-related vessels on, among other things, oil demand, our business, our results of operations and financial condition;
●	charter counterparty performance;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	our intended installation and use of carbon capture ready exhaust gas scrubbers on additional vessels, and the expected benefits of scrubbers;
●	our financial condition and liquidity, including estimates of our liquidity needs for 2026 and for the longer term and our ability to obtain financing in the future and the sources of financing to fund capital expenditures, acquisitions, refinancing of existing indebtedness, and other general liquidity needs and corporate activities;
●	our ability to comply with covenants in financing arrangements;
●	our capital structure and how it supports our spot employment strategy of our vessels and enhances financial and strategic flexibility to pursue acquisition opportunities;
●	our exposure to inflation;
●	vessel breakdowns and instances of off hire;
●	future dividends and share repurchases;
●	our ability to enter into fixed-rate charters and our ability to earn income in the spot market;
●	our ability to comply with, and the effects of, regulatory requirements or maritime self-regulatory organizations’ requirements and the cost of such compliance
●	growth opportunities for Element 1 Corp. in which we hold an equity investment;
●	our status relative to Passive Foreign Investment Income (“PFIC”) regulations and our intention to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year; and

●	our expectations of the availability of vessels or businesses to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Risk Factors” section of this Annual Report. Any of these factors or a combination of these factors could materially affect our business, results of operations and financial condition and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, among others, the following:

●	changes in demand for and the supply of tanker vessel capacity;
●	fluctuations in oil prices;
●	changes in the markets in which we operate;
●	availability of financing and refinancing;
●	changes in general domestic and international political and trade conditions, including tariffs;
●	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
●	the impact of any pandemics, epidemics or other public health crises;
●	geopolitical conflicts and developments, including, among others, the outcome and impact of the U.S., Israel-Iran conflict, the Hamas-Israel conflict, and the Russia-Ukraine conflict;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates;
●	potential disruption of shipping routes due to regional conflicts, accidents, piracy or geopolitical events;
●	potential liability from any future litigation and costs due to environmental damage and vessel collisions;
●	the length and number of off-hire periods and dependence on our third-party manager;
●	changes in our cash flows, capital expenditures and expenses; and
●	other factors discussed under the “Risk Factors” section of this Annual Report.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, and ability to pay dividends on our shares of common stock, or the trading price of our shares of common stock.

Risk Factor Summary

●	The tanker industry is cyclical and volatile in terms of charter rates and profitability.
●	Political instability, terrorist or other attacks, conflict or international hostilities can affect the tanker industry.
●	Failure to protect our information systems against cyberattacks, security breaches or system failure could adversely affect our business and results of operations.
●	We are subject to certain risks with respect to our counterparties on contracts.
●	The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or to refinance existing financing or otherwise negatively impact our business.
●	Our insurance may not be adequate to cover our losses that may result from our operations.
●	Weak spot charter markets may adversely affect our results of operations.
●	Declines in oil prices may adversely affect our growth prospects and results of operations.
●	Volatility in the markets in which our vessels trade may result in us having limited liquidity.
●	Declines in charter rates and other market deterioration could cause us to incur impairment charges.
●	Interest rate increases could increase our debt service costs on variable-rate debt.
●	Vessel market value decreases could result in breaches of credit facility covenants or impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.
●	An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.
●	Changes in fuel or bunker prices may adversely affect our results of operations.
●	Changes in the oil, oil products, and chemical markets could result in decreased demand for our services.
●	Our vessels may suffer damage due to the inherent operational risks of the shipping industry, and we may experience unexpected drydocking costs and delays or total loss of our vessels.
●	We operate our vessels worldwide and, as a result, our vessels are exposed to international risks.
●	Acts of piracy on ocean-going vessels could adversely affect our business.
●	If our vessels call on ports subject to trading restrictions imposed by the United States, the European Union, the United Kingdom, or other jurisdictions, the market for our securities could be adversely affected.
●	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
●	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws could result in fines, criminal penalties, and an adverse effect on our business.
●	Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
●	Maritime claimants could arrest our vessels, which would have a negative effect on our business.
●	Governments could requisition our vessels during a period of conflict or emergency.
●	Increased demand for and supply of vessels fitted with exhaust gas scrubbers could reduce demand for the portion of our fleet not equipped with scrubbers.
●	We may not realize the anticipated benefits of our investment in scrubbers.
●	Technological innovation could reduce our charter hire income and the value of our vessels.
●	Public health threats could have an adverse effect on our business and results of operation.
●	If labor or other interruptions are not resolved, they could have a material adverse effect on our business.
●	We may not be able to hire or retain qualified seafarers to crew our vessels, which may have an adverse effect on our business and operating results.
●	We will be required to make substantial capital expenditures to expand and maintain our fleet, which will depend on our ability to obtain additional financing.
●	We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

●	If we do not acquire suitable vessels or shipping companies or successfully integrate any acquired vessels or shipping companies, we may not be able to effectively grow.
●	Our ability to grow may be adversely affected by our dividend policy.
●	Delays in vessel deliveries, cancellations of vessel orders, or the inability to complete vessel acquisitions could harm our results of operations.
●	Delays in the delivery of and installation of new vessel equipment could result in significant vessel down-time and adversely affect our results of operations.
●	The timing of any drydockings during peak market conditions could adversely affect the level of our profitability.
●	If we purchase and operate second-hand vessels, we may be exposed to increased operating costs and these vessels could adversely affect our ability to obtain profitable charters.
●	An increase in operating, voyage, or other expenses due to increased inflation or otherwise may decrease our earnings and cash flows.
●	We may be unsuccessful in competing in the international tanker market.
●	The loss of any key customers could result in a significant loss of revenues and cash flow.
●	Charterers may terminate or default on their charters.
●	Our ability to obtain additional debt financing may depend on the performance of charters and the creditworthiness of our charterers.
●	Our debt levels and other financial obligations may limit our ability or flexibility in obtaining additional financing and pursuing other business opportunities.
●	Servicing our current or future indebtedness and other financial obligations limits available funds and if we cannot service our debt, we may lose our vessels.
●	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us.
●	Our credit facilities contain restrictive covenants.
●	Failure to maintain an effective system of internal control over financial reporting could affect our ability to accurately report our results and prevent fraud.
●	We may be required to make additional insurance premium payments.
●	We are subject to complex laws and regulations which can adversely affect our business.
●	An increase in trade protectionism and the decrease of multilateral trade agreements could have a material adverse impact on our results of operations, financial condition, and cash flows.
●	Climate change and greenhouse gas restrictions may adversely affect our operating results.
●	Scrutiny and expectations of certain third parties about Environmental, Social, and Governance (or “ESG”), or related, policies may impose additional costs on us or expose us to additional risks.
●	Efforts to comply with regulations regarding ballast water discharge may adversely affect our results.
●	If we fail to comply with international safety regulations, we may be subject to increased liability and may result in a denial of access to, or detention in, certain ports.
●	Failure to comply with data privacy laws or misconduct by employees could harm customer relationships and expose us to claims and fines.
●	Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.
●	Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.
●	Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
●	It may be difficult to serve process on or enforce a U.S. judgment against us, our officers and our directors.
●	The amount of our quarterly dividend will vary from period to period, and we may not be able to pay dividends.
●	Anti-takeover provisions in our articles of incorporation and bylaws documents could adversely affect the market price of our common shares.

●	U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.
●	We may have to pay tax on U.S. source shipping income, which would reduce our earnings.
●	Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
●	Our business depends upon key members of our senior management team.
●	Future sales of our common shares could cause the market price of our common shares to decline.
●	Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

RISKS RELATED TO OUR INDUSTRY

The tanker industry is cyclical and volatile in terms of charter rates and profitability, which may affect our results of operations.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A prolonged downturn in the tanker industry could adversely affect our ability to charter our vessels or to sell them. In addition, the rates payable in respect of any of our vessels operating in a commercial pool, or any renewal or replacement charters that we enter into, may not be sufficient for us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil, oil products, and chemicals. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

●	supply of and demand for oil, oil products, and chemicals;
●	regional availability of refining capacity;
●	global and regional economic and political conditions;
●	the distance oil, oil products, and chemicals are to be moved by sea;
●	changes in seaborne and other transportation patterns;
●	environmental and other legal and regulatory developments;
●	weather and natural disasters;
●	competition from alternative sources of energy; and
●	international sanctions, embargoes, import and export restrictions, nationalizations, and conflicts.

Factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	scrapping rates of older vessels;
●	conversion of tankers to other uses;
●	the price of steel and other raw materials;
●	the number of vessels that are out of service;
●	environmental concerns and regulations; and
●	international sanctions, embargoes, import and export restrictions, nationalizations, and conflicts.

Historically, the tanker markets have been volatile as a result of a variety of conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for transportation of oil products and chemicals over longer distances was significantly reduced during the last economic downturn. In addition, from 2015 to 2019 high refined product inventory levels, continued supply of new vessels, oil price volatility, and trading levels all contributed to low charter rates in the tanker industry. As of March 6, 2026, five of our vessels were on time charter, and 21 of our vessels, including one chartered-in vessel, were operating in the spot market directly. If charter rates decline, we may be unable to achieve a level of charter hire sufficient for us to operate our vessels profitably or we may have to operate our vessels at a loss.

Geopolitical tensions also cause volatility in the market. The recent U.S. Israel-Iran conflict has significantly disrupted shipping transits via the Strait of Hormuz, a major oil and gas trade route, and the conflict has widened across the Middle East, increasing security concerns and uncertainty. The conflict in Ukraine has also significantly increased tanker demand and rates by reordering global oil trading patterns, including the rerouting of Russian oil and oil product exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

Furthermore, although the Hamas-Israel conflict has not to date had a direct material effect on the tanker industry, since mid-December 2023 Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea. As a result of these attacks, many shipping companies have routed their vessels away from transiting the Red Sea, which has affected trading patterns, rates, and expenses. Although these vessel attacks decreased in the first quarter of 2025, Houthi activity levels remains uncertain given the unpredictable nature of this group.. The U.S. military operation in Venezuela, including the U.S.’ recent seizures of certain sanctioned oil tankers calling on Venezuelan ports, has similarly added uncertainty in that region and caused some tankers to re-route or delay voyages.

Further escalation or expansion of international hostilities could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services, and our business, results of operations, financial condition, and cash flows.

Political instability, terrorist or other attacks, conflict or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and demand for our services, our business, results of operations, and financial condition may be adversely affected by the effects of political instability, terrorist or other attacks, conflict or international hostilities. The Russia-Ukraine conflict, the Hamas-Israel conflict, and the U.S. Israel-Iran conflict continuing or escalating conflicts in the Middle East, and the presence of the United States and other armed forces in regions of conflict, may lead to further hostilities, world economic instability, uncertainty in global financial markets and may adversely affect demand for our services. In addition, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Uncertainty in global financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political instability has also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. As a result of the recent conflict in Iran and numerous attacks on vessels in the Red Sea area by Houthi rebels in Yemen, many shipping companies have rerouted their vessels away from transiting the Strait of Hormuz and the Red Sea. This has significantly affected trading patterns, freight rates, and voyage expenses. Acts of terrorism and piracy have also affected vessels trading in regions such as the West of Africa, South China Sea, South-East Asia, the Gulf of Guinea, and the Gulf of Aden, including off the coast of Somalia. The U.S.’s recent seizures of oil tankers off the coast of Venezuela, have caused some vessels to re-route or delay voyages. Any of these occurrences could have a material adverse impact on our business, results of operations, and financial condition.

Furthermore, following the commencement of the Russia-Ukraine conflict in February 2022, the U.S., several European Union nations, the UK, and other countries imposed sanctions against Russia. The sanctions imposed by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate. Any further sanctions imposed, or actions taken by the U.S., EU nations, or other countries, and any retaliatory measures by Russia in response, such as restrictions on oil shipments from Russia, could lead to increased volatility in global oil demand which, could have a material adverse impact on our business, results of operations and financial condition.

We rely on our information systems to conduct our business, and failure to protect these systems against cyberattacks, viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, and aspects of the control and operation of our vessels, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on what we believe are industry accepted security measures and technology in seeking to secure confidential and proprietary information maintained on our information systems and to protect our assets. However, these measures and technology may not adequately prevent or mitigate the impact of security breaches or cyberattacks. Cyberattacks have increased in number and sophistication in recent years, and such changes likely will accelerate as artificial intelligence is further employed in cyberattacks.

We may be required to spend significant capital and other resources to further protect us, our information systems, and our assets against threats of security breaches, computer viruses, and cyberattacks, or to alleviate or resolve problems caused by such matters. Security breaches, viruses, and cyberattacks could also harm our reputation and expose us to claims, litigation, and other possible liabilities.

Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing clients to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our brand, and increase our costs. Any vulnerabilities attributable to third-party vendors, suppliers or counterparties relating to artificial intelligence tools or other products or services we may purchase or use might not be identified or discovered by them or by us, and such vulnerabilities could increase our exposure to security breaches and cyber-attacks.In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations, and financial condition.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our results of operations.

As part of our operations, we enter into spot and time charter contracts, commercial pool agreements, ship management agreements, credit facilities, and other commercial arrangements. Such agreements and arrangements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of our industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of any existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, and results of operations.

The state of global financial markets and economic conditions may adversely impact our ability to obtain additional financing or refinance our existing obligations on acceptable terms, if at all, and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. In recent years the global economy has faced challenges related in part to inflationary pressures and higher interest rates. In the last economic downturn, operating businesses in the global economy faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There was a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it was negatively affected by this decline.

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

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations and financial condition.

In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally. International conflicts have also caused insurance premiums to increase in recent years.

Any decrease in spot charter rates in the future or a return of weak spot charter markets may adversely affect our results of operations.

As of March 6, 2026, 21 of our vessels, including one chartered-in vessel, were operating directly in the spot market. The earnings of these vessels are based on the spot market charter rates of the particular voyage charters. We may employ in the spot charter market additional vessels that we may acquire or charter-in in the future. When we employ a vessel in the spot charter market, we generally intend to employ the vessel in the spot market directly. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil product/chemical supply and demand, and there have been periods when spot rates have declined below the operating cost of vessels. The successful operation of our vessels in the competitive spot charter market, including within commercial pools, depends upon, among other things, spot-charter rates and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. If spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness or any finance lease obligations. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to enter into any charters in the future on existing vessels or vessels we may acquire, the charter rates payable under any such charters and for employment of our vessels in the spot market and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity, and changes in the supply and demand for the seaborne transportation of oil and chemical products.

Declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices fluctuate significantly over time and in response to various events. Any meaningful decrease in oil prices may adversely affect our business, results of operations, our financial condition, and our ability to service our indebtedness and other financial obligations and to pay dividends on shares of our common stock, as a result of, among other things:

●	a possible reduction in exploration for or development of new oil fields or energy projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;
●	potential lower demand for tankers, which may reduce available charter rates and revenue to us upon chartering or rechartering of our vessels;
●	customers failing to extend or renew contracts upon expiration;
●	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or
●	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Volatility in the markets in which our vessels trade may result in us having limited liquidity.

As of December 31, 2025 we had $272.2 million in liquidity available, with cash and cash equivalents of $46.8 million and amounts available and undrawn under our revolving credit facilities of $225.4 million. Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, operating lease payments, dividends on our shares of common stock, and scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term and spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. We expect to manage our near-term liquidity needs from our working capital, together with expected cash flows from operations and availability under credit facilities.

Our existing long-term debt facilities require, among other things, that we maintain minimum cash and cash equivalents based on the greater of a set amount per number of vessels owned and 5% of outstanding debt.

The required minimum cash and cash equivalents as of December 31, 2025, was $18.75 million. Should we not meet this financial covenant or other covenants in our debt facilities, whether due to market volatility that reduces our liquidity or other factors, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. A default under financing arrangements could also result in foreclosure on any of our vessels and other assets securing the related loans.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to our vessels is complex and requires us to make various estimates, including future charter rates, operating expenses, and drydock costs. Historically, each of these items have been volatile. An impairment charge is recognized if the carrying value is in excess of the estimated undiscounted future cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset. An impairment loss could adversely affect our results of operations.

Interest rate increases could affect the interest rates under our credit facilities and any other potential future variable-rate financing obligations, which could affect our results of operations.

As of December 31, 2025, we had $127.0 million in aggregate principal amount of outstanding indebtedness that bears interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future, which may include finance lease arrangements. Increases in prevailing interest rates would increase the amounts that we would have to pay to our lenders and any future financing lessors, if the outstanding principal amount were to remain the same, and our net income and cash flows would decrease. Interest rates increased substantially in recent years and remain significantly higher than rates in 2021.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.

The market values of tankers have historically experienced high volatility. The market value of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies, and other modes of transportation, the types, sizes, and ages of vessels, applicable governmental and environmental regulations and the cost of newbuildings.

If the market value of our fleet declines, we may not be able to obtain other financing on terms that are acceptable to us or at all. A decrease in vessel values could also cause us to breach certain loan-to-value covenants that are contained in our financing arrangements that we may enter into from time to time. If we breach such covenants due to decreased vessel values and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet, which would adversely affect our business, results of operations, and financial condition.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources, oil, petroleum, and chemical products, as well as the level of global and regional economic growth. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. The global newbuilding orderbook for MR product tankers was approximately 13.4% of the global MR product tanker fleet and the orderbook for chemical tankers was approximately 20.2% of the global chemical tanker fleet as of December 31, 2025. If the supply of product or chemical tanker capacity increases and if the demand for such respective tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our business, results of operations, and financial condition.

In addition, product tankers currently used to transport crude oil and other “dirty” products may be “cleaned up” and reintroduced into the product tanker market, which would increase the available product tanker tonnage, which may affect the supply and demand balance for product tankers. This could have an adverse effect on our business, results of operations, and financial position.

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

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, conflict and unrest in oil producing countries and regions, regional production patterns, and environmental concerns. In addition, fuel price increases may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Changes in the oil, oil products, and chemical markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil, oil products, and chemicals depends upon world and regional oil markets. Any decrease in shipments of oil, oil products, and chemicals in those markets could have a material adverse effect on our business, financial condition, and results of operations.

Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, oil products, and chemicals, including competition from alternative energy sources. Past slowdowns of world economies, including that of the U.S., have resulted in reduced consumption of oil and oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our results of operations.

If our vessels suffer damage due to the inherent operational risks of the shipping industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events, such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions, collisions, human error, conflict, terrorism, piracy, cyberattack, latent defects, “acts of God”, climate change, and other circumstances or events.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to customer relationships, market disruptions, delays, or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil and chemical products.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of these repairs are unpredictable and may be substantial. We may have to pay drydocking costs if our insurance does not cover them in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business, results of operations, and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while such vessels wait for space or travel or are towed to more distant drydocking facilities may be significant. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations, and financial condition.

We operate our vessels worldwide and, as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, and boycotts.

These sorts of events, as well as the emergence of epidemics or pandemics, could interfere with shipping routes and result in market disruptions, which may reduce our revenue and increase our expenses. Our worldwide operations also expose us to the risk that an increase in restrictions on global trade will harm our business. The rise of populist or nationalist political parties and leaders in the United States, Europe, and elsewhere may lead to increased trade barriers, trade protectionism and restrictions on trade. The adoption of trade barriers and imposition of tariffs by governments may reduce global shipping demand and reduce our revenue.

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

In addition, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, and financial condition.

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

In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, and financial condition and may result in loss of revenues, increased costs, and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

If our vessels call on ports located in countries or territories that are subject to trading restrictions imposed by the United States, the European Union, the United Kingdom or other jurisdictions, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have, during the effect of such sanctions or embargoes, called on ports located in countries or territories subject to country-wide or territory-wide sanctions and embargoes imposed by the U.S. government, the European Union, the United Kingdom or other authorities, in the future chaterers may direct our vessels to call on ports in these countries or territories in violation of contractual provisions that prohibit them from doing so.

Use of our vessels by charterers in a manner that violates sanctions osuch as these may result in fines, penalties or other sanctions imposed against us. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended over time. Additionally, certain sanctions exist under a strict liability regime. This means that for a party to be liable under the sanctions, it is not a requirement that the party knew they were violating sanctions or that they intended to violate sanctions. We could be subject to monetary fines, civil or commercial penalties or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct or the conduct of one of our charterers was inconsistent with our sanctions-related policies, unintentional, or inadvertent.

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

We expect that our vessels will call on ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, and financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-corruption laws could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of conduct and ethics consistent with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations, or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) aims to ensure that when vessels are being recycled, they do not pose unnecessary risks to the environment, human health, or safety. The Hong Kong Convention entered into force on June 26, 2025. Under the Hong Kong Convention, each vessel sent for recycling must carry an inventory of its hazardous materials, authorized recycling facilities must provide a vessel-specific recycling plan, and governments must ensure the compliance of recycling facilities in their jurisdiction. Vessels must confirm their inventory of hazardous materials initially, throughout their lives and prior to being recycled.

In 2013, the Ship Recycling Regulation was adopted in the EU. The regulation, which is aligned with the Hong Kong Convention, requires EU member state-flagged vessels to use only EU-permitted recycling facilities. Under this regulation, vessels calling at EU ports or flying an EU flag must maintain an inventory of hazardous materials. This system identifies and tracks hazardous materials exceeding certain thresholds in the vessel’s structure and equipment.

Although we have not recycled vessels before, these regulations may affect our future business and operations. We may also need additional contractual provisions when selling older vessels to ensure the buyer complies with the relevant regulations. Increasing requirements under the EU Ship Recycling Regulation and the Hong Kong Convention could raise costs at shipyards, repair yards, and recycling yards. Such costs might reduce a vessel’s residual recycling value, potentially failing to cover compliance costs and adversely affecting our future performance, results of operations, cash flows, and financial position.

Maritime claimants could arrest our vessels, which would have a negative effect on our business and results of operations.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay significant amounts to have the arrest lifted.

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

Governments could requisition our vessels during a period of conflict or emergency, which may adversely affect our business and results of operations.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of conflict or emergency. Government requisition of one or more of our vessels could adversely affect our business, results of operations, and financial condition.

Increased demand for and supply of vessels fitted with exhaust gas scrubbers to comply with the International Maritime Organization (“IMO”) sulfur reduction requirements could reduce demand for the portion of our fleet not equipped with scrubbers and expose us to lower vessel utilization and decreased charter rates.

As of March 6, 2026, owners of approximately 24.4% of the worldwide fleet of tankers with capacity over 10,000 dwt had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a vessel to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that vessels without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements - generally larger vessels - are more inclined to install scrubbers to comply with IMO 2020. As of March 6, 2026, a total of 14 of our owned fleet of 25 vessels are equipped with scrubbers. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels in our fleet which do not have scrubbers. If (a) the supply of scrubber-fitted vessels in the worldwide fleet increases, (b) the differential between the cost of high-sulfur fuel oil (“HSFO”) and low-sulfur fuels such as very-low-sulfur fuel oil (“VLSFO”) and marine gas oil (“MGO”) oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels without operational scrubbers may be reduced and our ability to re-charter such vessels at competitive rates may be impaired, which may have a material adverse effect on our business, operating results, and financial condition.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility, and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter various harbors and ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.

If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments, if any, we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, and financial condition could be adversely affected.

Public health threats, including pandemics, epidemics and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, many countries, ports and organizations, including those where we conduct a large part of our operations, may implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics, and other public health crises may result in a significant decline in global demand for refined oil products. As our business is the transportation of refined oil products on behalf of oil majors, oil traders, and other customers, any significant decrease in demand for the cargo we transport has and could continue to adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic, or any other public health crises may impact our business, results of operations, and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

If labor or other interruptions are not resolved in a timely manner, they could have a material adverse effect on our business.

We, indirectly through our technical manager, employ masters, officers, and crews to operate our vessels, exposing us to the risk that industrial actions or other labor unrest may occur. A significant portion of the seafarers that crew our vessels are employed under collective bargaining agreements. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to hire or retain qualified seafarers to crew our vessels, which may have an adverse effect on our business and operating results.

The shipping industry continues to forecast a shortfall in qualified seafarers, which reflects both the importance of improving seafarer attraction and retention generally in the industry as well as the increasing competition and wages for qualified seafarers among shipping companies. If we are unable to hire, retain and crew our vessels with qualified seafarers, our business and operating results could be adversely affected.

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

As of March 6, 2026, five of our vessels were employed under fixed-rate time-charter agreements. To the extent our vessels are subject to medium or long-term time charters at any time, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.

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

One of our principal strategies is to continue expanding our operations and our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

●	identify suitable assets and/or businesses for acquisitions at attractive prices;
●	identify suitable businesses for joint ventures;
●	integrate any acquired assets or businesses successfully with our existing operations;
●	hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet;
●	identify and successfully enter new markets;
●	improve or expand our operating, financial and accounting systems, and controls; and
●	obtain required financing for our existing and new assets, businesses, and operations.

Our failure to effectively identify, purchase, develop, and integrate any assets or businesses could adversely affect our business, financial condition, and results of operations. The number of employees that perform services for us and our current operating and financial systems and expertise may not be adequate as we implement our plan to expand the size of our fleet or enter new markets and we may not be able to effectively hire more employees, adequately improve those systems, or develop that expertise. In addition, acquisitions may require additional equity issuances (which may dilute our shareholders' ownership interest in us) or the incurrence of additional debt (which may increase our financial leverage and debt service costs or impose more restrictive covenants). If we are unable to successfully accommodate any growth, our business, results of operations, and financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers, and integrating newly acquired assets and operations into existing infrastructures. The expansion of our fleet and business may impose significant additional responsibilities on our management and staff, and the management and staff of our technical manager, and may necessitate that we, and they, increase the number of personnel to support such expansion. We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with such growth plans.

Our ability to grow may be adversely affected by our dividend policy.

Our current dividend policy is to pay a variable quarterly dividend on shares of our common stock equal to one-third of the prior quarter’s Adjusted Earnings (which is a non-GAAP measure that represents our earnings per share for the quarter reported under U.S. GAAP adjusted for gain or loss on sale of vessels, write-off of deferred finance fees, and solely for the purposes of dividend calculations, the impact of unrealized gains / (losses) and certain non-recurring items). Accordingly, our growth may not be as fast as businesses that reinvest their cash to expand ongoing operations.

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

The delivery of any such vessels could be delayed, not completed, or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The delivery of any vessels we may propose to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financings or damage to or destruction of vessels while being operated by the seller prior to the delivery date.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition, and results of operations could be adversely affected.

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

Fleet renewal and expansion may include the purchase or ordering of additional vessels. In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depends on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment, and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to co-ordinate delivery and installation in line with vessel drydockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of drydock days and adversely impact our results of operations.

We may not realize all of the anticipated benefits of our investment in scrubbers.

We have retrofitted 13 of our vessels with exhaust gas cleaning systems, or scrubbers, and we may install additional scrubbers in the future. The scrubbers are intended to enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. The total estimated investment for these systems, including estimated installation costs, is approximately $2.0 million per vessel.

There is a risk that some or all of the expected benefits of our investment in scrubbers may fail to materialize. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including, among others, the pricing differential between the cost of HSFO and low-sulfur fuels such as VLSFO and MGO is high, and the impact of changes in the laws and regulations regulating the discharge and disposal of wash water. Failure to realize the anticipated benefits of our investment in scrubbers could have a material adverse impact on our business, results of operations, and financial condition.

The timing of drydockings during peak market conditions could adversely affect the level of our profitability.

We periodically drydock each of our vessels for inspection, repairs and maintenance, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. Depending on the type of drydocking required, a vessel will incur a number of days of downtime where it will not be in service. During times of favorable market conditions, any increase in the number of required drydockings in a given timeframe and the lost revenue days arising from this downtime could result in a material loss of earnings.

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

An increase in operating, voyage, or other expenses due to increased inflation or otherwise may decrease our earnings and cash flows.

As of March 6, 2026, five of our vessels were employed under fixed rate time charter agreements. For all vessels operating under time charters, the charterer is primarily responsible for voyage expenses and we are responsible for the vessel operating expenses. Under spot chartering arrangements, we will be responsible for all costs associated with operating the vessel, including operating expenses, voyage expenses, bunkers, port, and canal costs.

Our vessel operating expenses, which include the costs of crew, provisions, deck and engine stores, insurance and maintenance, repairs and spares, and our voyage expenses, which include, among other things, the costs of bunkers, port, and canal costs, depend on a variety of factors, many of which are beyond our control, such as competition for crew and inflation. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Inflation has increased significantly on a worldwide basis since mid-2021. Inflation has increased our vessel operating expenses, voyage expenses, and certain other expenses.

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

Competition for the transportation of oil products and chemicals can be intense and depends on price, location, vessel size, age, condition, and the acceptability of the tanker and its operators to the charterers. We may be unable to compete effectively with other tanker owners, including major oil companies and independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably to the extent we seek to expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge, or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

The loss of any key customer could result in a significant loss of revenues and cash flow.

If we lose a key customer or if a customer exercises its right under some charters to terminate the charter, we may be unable to enter into an adequate replacement charter for the applicable vessel or vessels. The loss of any of our significant customers or a reduction in revenues from them could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

Charterers may terminate or default on their charters, which could adversely affect our business, results of operations, and cash flow.

Any charters may terminate earlier than their scheduled expirations. The terms of any existing or future charters may vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these may include: a total or constructive loss of the relevant vessel, or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

To the extent we enter into time charters for our vessels, we cannot predict whether any charterers may, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers are unable or decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In addition, the ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry, and the overall financial condition of the counterparties.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters.

If a counterparty fails to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Any failure by our charterers to meet their obligations to us or any renegotiation of our charter agreements could have a material adverse effect on our business, financial condition, and results of operations.

Our debt levels and other financial obligations may limit our ability or flexibility in obtaining additional financing and pursuing other business opportunities.

As of December 31, 2025, we had $127.0 million in aggregate principal amount of outstanding indebtedness and we had no finance lease obligations. In the future we may enter into new debt arrangements, issue debt securities or incur new finance lease obligations or assume debt as part of acquisitions. Higher levels of debt and any additional financial obligations we may incur could have important consequences to us, including the following:

●	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes may be impaired or such financing may not be available on favorable terms;
●	we may need to use a substantial portion of our cash from operations to make principal and interest payments relating to our debt obligations, reducing the funds that would otherwise be available for operations and future business opportunities;
●	we may be more vulnerable than our competitors, with less debt, to competitive pressures or a downturn in our business or the economy generally; and
●	our flexibility in responding to changing business and economic conditions may be limited.

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

Borrowing under our existing credit facilities typically requires us to dedicate a part of our cash flow from operations to servicing these facilities, and we intend to incur additional debt in the future. We may also incur finance lease obligations in the future. Payments on our indebtedness and any other financial obligations we incur will limit funds available for working capital, capital expenditures, and other purposes.

Our ability to service our debt and any other financial obligations we incur from time to time will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic and industry conditions and financial, business, regulatory, and other factors, some of which are beyond our control. If our results of operations and cash reserves are not sufficient to service our current or future indebtedness and any other financial obligations we incur, we may be forced to:

●	seek to raise additional capital;
●	seek to refinance or restructure our debt;
●	sell tankers;
●	reduce or delay our business activities, capital expenditures, investments, or acquisitions;
●	reduce any dividends; or
●	seek bankruptcy protection.

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

We are a holding company and our subsidiaries, which are all directly and indirectly wholly owned by us, conduct our operations and own all of our operating assets. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we will be unable to pay our creditors or distribute dividends to our shareholders.

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

As a result of these restrictions, we may need to seek consent from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain consent when needed. This may limit our ability to finance our future operations or capital requirements, make acquisitions, or pursue business opportunities. Our ability to comply with covenants and restrictions contained in debt instruments or other financial arrangements may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements, our obligations may become immediately due and payable, we could be subject to increased rates or fees, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. A default under financing agreements or any future finance lease arrangements could also result in foreclosure on any of our vessels and other assets securing related loans or a loss of our rights as a lessee under the applicable finance leases.

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

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, limit our ability to access capital markets, or require us to incur additional costs to improve our internal control and disclosure control systems and procedures, which could harm our business and have a negative effect on the trading price of our securities.

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

In addition, our protection and indemnity associations may not have enough resources to cover claims made against them and be required to make calls of their members. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, and financial condition.

LEGAL AND REGULATORY RISKS

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations, and financial condition.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws, and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels and business. Cost of compliance with such laws and regulations may be significant and, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with existing and future regulatory obligations may include costs relating to, among other things: air emissions including greenhouse gases; the management of ballast and bilge waters; maintenance and inspection; elimination of tin-based paint; development and implementation of emergency procedures; Eco-mod upgrades of secondhand vessels; and insurance coverage, or other financial assurance of our ability to address pollution incidents. Environmental or other incidents may result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. These costs could have a material adverse effect on our business, results of operations, and financial condition.

A failure to comply with applicable laws and regulations may, among other things, result in administrative and civil penalties, criminal sanctions, or the suspension or termination of operations. Environmental laws often impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under the U.S. Oil Pollution Act of 1990, for example, owners, operators, and bareboat charterers are jointly, severally, and strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States.

An oil spill could also result in significant liability, including fines, penalties, criminal liability, remediation costs, and natural resource damages under international and U.S. federal, state, local and foreign laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential spills of oil (including marine fuel) and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, and financial condition.

An increase in trade protectionism and the decrease of multilateral trade agreements could have a material adverse impact on our results of operations, financial condition, and cash flows.

Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. The U.S. government, for example, has made statements and taken actions that may impact U.S. and international trade policies, including threatening new and increased tariffs affecting imports from certain countries. In 2025, the U.S. Trade Representative proposed and enacted heavy tariffs and port fees to be levied on vessels owned or operated by a Chinese entity arriving at a U.S. port, with China’s Ministry of Transport enacting retaliatory port fees of the same type applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. While both the U.S. and China have since agreed to a one-year suspension of the implementation of such tariff programs, it is unknown whether and to what extent any new or increased tariffs (or other new laws or regulations) will be adopted or implemented by the U.S. or any other country, or the effect that any such actions would have on us or our industry. In addition, in February 2026 the U.S. administration proposed a new "universal infrastructure or security fee" on all non-U.S.-built commercial ships docking at U.S. ports, with the proceeds intended to be used to revitalize domestic shipbuilding.

If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions in response to the actions of any foreign nation, such changes could disrupt or alter current trade flows of oil, oil products, and chemicals and have an adverse effect on the demand for our vessels, our business, results of operations, and financial condition.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

An increasing concern for, and focus on climate change, has promoted extensive existing and proposed international, national, and local regulations intended to reduce greenhouse gas emissions. Compliance with such regulations and our efforts to participate in reducing greenhouse gas emissions will likely increase our compliance costs, require significant capital expenditures to reduce vessel emissions, and require changes to our business.

Our business includes transporting refined petroleum products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for petroleum products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. Regulatory and consumer efforts aimed at combating climate change may intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term climate change could significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.

Scrutiny and expectations from certain investors, lenders, and other market participants with respect to ESG , or related, policies may impose additional costs on us or expose us to additional risks.

Certain investor advocacy groups, institutional investors, investment funds, lenders, and other market participants remain focused on ESG or related practices and, place significant importance on the implications and social cost of their investments. Companies that do not comply with ESG or related expectations and standards of these investors, lenders or other industry shareholders may lack support of such third parties.

We may face increasing pressures from such third parties and others to the extent they are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may determine that it is appropriate to implement more stringent ESG or related procedures or standards so that interested existing and future investors remain invested in us and make further investments in us, especially given our business of transporting refined petroleum products.

In addition, certain organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG or related matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG or related ratings and activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

At the same time, anti-ESG or related sentiment has been gaining momentum in the United States and certain investors, other stakeholders, and regulators may express or pursue opposing views, legislation, and investment expectations with respect to ESG or related initiatives. In addition, several states in the U.S. and the U.S. government have enacted or proposed policies or executive actions restricting ESG-focused investment practices, some of which may conflict with other regulatory requirements, resulting in regulatory uncertainty. Failure to comply with ESG-related or anti-ESG-related laws, exchange policies, or stakeholder expectations could materially and adversely impact an investment in our common stock and have an adverse effect on our business.

Regulations relating to ballast water discharge may adversely affect our results of operations and financial condition.

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. All of our vessels currently comply with the updated guidelines of compliance. The cost of any non-compliance with these regulations may be substantial and may adversely affect our results of operations and financial condition.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners, ship managers, and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of safety and environmental protection policies setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code or similar regulations, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention of our vessels in, certain ports. The United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, which could have an adverse effect on our business, results of operations, and financial condition.

Our failure to comply with data privacy laws or misconduct by employees could damage our customer relationships and expose us to litigation risks and potential fines.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict. Examples include the EU’s 2018 General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights and the People’s Republic of China’s 2021 Personal Information Protection Law (“PIPL”), containing similar provisions. Implementation of these regulations could also lead to increased costs if business practices require changes to be in compliance.

These and similar laws include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area, insofar as they may apply to our business operations, could result in legal liability or impairment to our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

Misconduct or other unauthorized access by employees or other parties we engage with may include or result in violations of data privacy laws, which may lead to governmental investigations and other legal action against us. Identifying and deterring such violations is not always possible. These legal actions, if instituted against us, may have a material adverse effect on our business, financial condition, and results of operations.

Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by, among other things, failures of financial institutions.

We manage our cash through various financial institutions. Substantially all of our cash and cash equivalents are currently held in ABN and Nordea, and in short-term money market funds managed by BlackRock, State Street Global Advisors, and JPMorgan Asset Management. A collapse or bankruptcy of one of the financial institutions in which or through which we hold or invest our cash reserves--or rumors or the appearance of any such potential collapse or bankruptcy--might prevent us from accessing all or a portion of our cash and cash equivalents for an uncertain period of time, if at all. Any material limitation on our ability to access our cash and cash equivalents could adversely affect our liquidity, results of operations, and ability to meet our obligations.

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

Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of securityholders and creditors to receive recovery after a bankruptcy proceeding, and any such recovery may be less predictable.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers, and our directors.

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

The amount of any dividends we may pay in the future will depend upon, among other things, the amount of our adjusted earnings, the amount of our available cash, and priorities for capital determined by the board of directors.

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

The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing or future indebtedness, applicable corporate or limited liability company laws, and other laws and regulations.

In addition, the per share amount of any dividend will also be affected by the number of outstanding shares of our common stock used in calculation of the dividends, which may fluctuate substantially from period to period.

Anti-takeover provisions in our articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying, or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, these and other provisions in our governing documents may discourage, delay, or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

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

For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute “passive income”. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

We expect to take the position that we qualify for this statutory exemption for U.S. federal income tax return reporting purposes for our 2025 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a 5% or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

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

We are subject to income and other taxes in certain jurisdictions in which we operate, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organization for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence for companies with more than €20 billion annual revenue; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be or have been enacted by those OECD member countries. In certain jurisdictions, including Bermuda, qualifying international shipping income is exempt from many aspects of this framework if the applicable exemption requirements are met.

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

Our future success depends to a significant extent upon certain members of our senior management team. Our management team includes members who have substantial experience in the product tanker and chemical shipping industries. Our management team is crucial to the execution of our business strategies and to the growth and development of our business. If members of our management team were no longer affiliated with us, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

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

Item 4. Information on the Company

A. History and Development of the Company

Ardmore Shipping provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with our modern, fuel-efficient fleet of mid-size product and chemical tankers. As of March 6, 2026, our fleet consists of 25 owned vessels and one chartered-in vessel, all of which are in operation.

Ardmore Shipping Corporation was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2013. We commenced business operations through our predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, we completed our initial public offering of our common stock.

We have 77 wholly owned subsidiaries, a significant number of which represent single ship-owning companies for our fleet, one 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited Pte. Ltd. (“AASML”), which provides technical management services to our fleet, and one 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

We maintain our principal executive and management offices at Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda. Our telephone number at these offices is +1 441 292 9332. Ardmore Maritime Services (Asia) Pte. Limited (“AMSA”), a wholly owned subsidiary incorporated in Singapore, carries out our management services and associated functions. Ardmore Shipping Services (Ireland) Limited (“ASSIL”), a wholly owned subsidiary incorporated in Ireland, provides our corporate, accounting, fleet administration, and operations services. Ardmore Shipping (Asia) Pte. Limited (“ASA”), a wholly owned subsidiary incorporated in Singapore, and Ardmore Shipping (Americas) LLC (“ASUSA”), a wholly owned subsidiary incorporated in Delaware, each perform commercial management and chartering services for us.

The SEC’s website at www.sec.gov contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.ardmoreshipping.com. The information contained on our website is not part of this Annual Report.

B. Business Overview

We commenced business operations in April 2010 with the goal of building an enduring product and chemical tanker company that emphasizes disciplined capital allocation, service excellence, innovation, and operational efficiency through our focus on high quality, fuel-efficient vessels. We are led by a team of experienced senior managers who have previously held senior management positions with highly regarded shipping companies and financial institutions.

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

Certain of our wholly owned subsidiaries carry out our management and administrative services, with AMSA providing us with corporate and executive management services and associated functions, ASSIL providing corporate and accounting administrative services, as well as technical operations services and fleet administration, and ASA, and ASUSA providing our commercial management and chartering services.

In terms of our industry, commodity markets remain subject to heightened levels of uncertainty in connection with the recent U.S., Israel-Iran conflict, and the Russia-Ukraine conflict, which could give rise to regional or broader instability and has resulted in significant economic sanctions against Russia by the U.S., European nations, and other countries which, in turn, could increase uncertainty with respect to global financial markets and production from OPEC and other oil producing nations. Although the Hamas-Israel conflict so far has not had a direct material effect on the tanker industry, since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks and the conflict in Iran, many shipping companies have routed their vessels away from transiting the Red Sea and the Strait of Hormuz, which has significantly affected trading patterns, rates and expenses. The U.S. military operations in Venezuela, including the U.S.’ recent seizures of certain sanctioned oil tankers calling on Venezuelan ports, has similarly added uncertainty in that region and caused some tankers to re-route or delay voyages. Further escalation, or expansion, of hostilities could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business.

We expect continued demand from ongoing trends such as disruption and trading activity creating longer voyages getting refined products to markets, where needed. We expect continued product tanker demand growth in the year ahead, with global economic growth, and refinery activity away from points of consumption offsetting the initial impact of energy transition.

We believe that we are well positioned to benefit from a strong charter market, with our modern, fuel-efficient fleet, access to capital for growth, a diverse and high-quality customer base, an emphasis on service excellence in an increasingly demanding regulatory environment.

Please see Item 5 “Operating and Financial Review and Prospects – Recent Developments” for a description of certain of our recent transactions and developments.

Fleet List

As of March 6, 2026, our fleet consists of 26 vessels, including 25 owned Eco-design vessels and one chartered-in vessel, all of which are in operation. The average age of our owned vessels at March 6, 2026, was 11.0 years. The following table lists our vessels in operation.

Vessel Name	Type	Dwt Tons	IMO	Built	Country	Flag	Specification
Ardmore Purpose*	Product/Chemical	50,192	2/3	Sep-2020	Korea	MI	Eco-design
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-2017	Korea	SG	Eco-design
Ardmore Pursuit*	Product/Chemical	49,709	2/3	Feb-2017	Korea	MI	Eco-design
Ardmore Persistence*	Product/Chemical	49,688	2/3	Jan-2017	Korea	MI	Eco-design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-2013	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-2013	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-2014	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-2014	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-2015	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-2015	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-2015	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-2015	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-2013	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-2013	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-2013	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-2014	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-2014	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-2014	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-2014	Korea	MI	Eco-design
T Matterhorn**	Product/Chemical	47,981	-	Dec-2010	Japan	PA	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-2015	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-2015	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-2015	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-2015	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-2015	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-2015	Japan	MI	Eco-design
Total	26	1,170,751

*Acquired during 2025

**Time chartered-in vessel

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

We have developed our strategic focus around mainstream tanker sizes that are readily employed and actively traded worldwide in broad and deep markets. As a result of the overlap between the product and chemical sectors, we believe that our fleet composition enables us to take advantage of opportunities, both operationally and strategically, while also providing investment diversification. This positioning supports our longer-term strategy to continue to expand our non-fossil-fuel cargo business.

●	Commercial independence, flexibility, and customer service. Through our in-house chartering and commercial team and our ship management joint venture arrangement, we have an integrated operating platform resulting in leading commercial and operational performance. We maintain a broad range of existing and potential spot customers, and potential time-charter customers, to maximize commercial flexibility and customer diversification. Maintaining outstanding customer service is a cornerstone of our business and we seek customers that value our active approach to fuel efficiency and service delivery.

●	Low cost structure. We have established a solid foundation for growth while cost-effectively managing our operating expenses and corporate overhead. We intend to grow our staff as needed and to realize further economies of scale as our fleet expands. At the core of our business philosophy is the belief that well-run companies can deliver high quality service and achieve efficiency simultaneously, through hands-on management, effective communication with employees, and constant re-evaluation of budgets and operational performance.

●	Innovation and fuel efficiency. We believe there is significant opportunity across our industry to continue improving vessel fuel efficiency. Our innovation focus is on achieving measurable performance gains today while preparing Ardmore for future industry developments. Across our fleet, we are optimizing fuel efficiency through a combination of advanced vessel design and operational enhancements. Our eco-design ships incorporate electronically-controlled engines, improved hull forms matched with energy-efficient propellers, and reduced resistance. We are building on this foundation with real-time engine diagnostics, operational performance monitoring, and a growing suite of technology-driven upgrades, including AI-supported voyage optimization, premium tank coatings, and a comprehensive hull-care programme supported by sensor-driven performance monitoring.

As part of our growth strategy, we regularly monitor, evaluate and enter into discussions regarding potential expansion opportunities, including through vessel and business acquisitions and joint ventures. We are selective in implementing our growth strategy and there is no assurance that any existing or future evaluations, discussions or negotiations relating to these opportunities will result in completed or successful transactions.

Corporate Officers, Staff and Seafarers

Biographical information with respect to each of our directors and executive officers is set forth in Item 6 (“Directors, Senior Management and Employees”) of this Annual Report.

As of December 31, 2025, we employed 57 full-time staff onshore. Through AASML, our 50%-owned joint venture ship manager, approximately 940 seafarers serve our fleet, including 496 officers and cadets and 444 crew.

Commercial management is provided directly by our in-house chartering and commercial team.

Customers

Our customers include national, regional, and international companies and all of our vessels but five are employed directly on the tanker spot market through our in-house chartering and commercial team. We may in the future seek to deploy more of our vessels on time charter arrangements or on the tanker spot market via third party commercial pool employment. We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate and capable vessels.

A prospective charterer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age, and condition of the vessel, as well as our reputation. Ownership of tanker vessels is highly fragmented and is divided among publicly listed companies, state-controlled owners, and private ship-owners.

The International Product and Chemical Tanker Industry

The information and data contained in this section relating to the international product and chemical tanker shipping industry is of February 17, 2026 and have been provided by Drewry Maritime Services (Asia) Pte. Ltd. (“Drewry”) and is taken from Drewry’s database as of and other sources. Drewry has advised that: (i) some information in their database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in their database. We believe all third-party data provided in this section, “The International Product and Chemical Tanker Industry,” was reliable as of February 17, 2026, this section has not been updated to reflect the actual or expected effects of the U.S., Israel-Iran conflict on the international product and chemical tanker industry.

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

Source: Drewry

In the product and chemical sectors, there are a number of vessels that can carry products as well as chemicals, representing a ‘swing’ element in supply in both of these markets. However, in practice, many vessels will tend to trade in either refined products or chemicals/vegetable oils and fats.

The Product Tanker Industry

Crude tankers are used to transport crude oil from production sites to consumption points, typically oil refineries in consuming countries. On the other hand, product tankers can carry both refined and unrefined petroleum products. This includes some crude oil, fuel oil, and vacuum gas oil (often called 'dirty products'), as well as gas oil, gasoline, jet fuel, kerosene, and naphtha (often referred to as 'clean products'). Tankers with no IMO certification, but with coated cargo tanks are designed to carry clean products, while tankers with IMO certification (normally IMO 2 or IMO 3) and coated cargo tanks are capable of carrying both clean products and chemicals/vegetable oils and fats. Given the facts mentioned above, a tanker with IMO 2 certification and with an average tank size in excess of 3,000 cubic meters (“cbm”) is typically classified as a product tanker, while a tanker with IMO 2 certification and an average tank size of less than 3,000 cbm is typically categorized as a chemical tanker.

In essence, products can be carried in coated non-IMO tankers and IMO-rated coated tankers. By this definition, the product capable tanker fleet consists of 44.2% of the total tanker fleet (above 10,000 dwt) in number terms.

The demand for product tankers is determined by world oil demand and trade, which is influenced by various factors, including economic activity, geographic changes in oil production, consumption and refinery capacity, oil prices, the availability of transport alternatives (such as pipelines), and sanctions and inventory policies of nations and oil trading companies.

Global Oil Demand and Supply

Global Oil Demand

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

The COVID-19 pandemic led to a significant decline in demand in 2020, as lockdowns and travel restrictions were implemented worldwide. However, demand rebounded in 2021 as restrictions eased and economies began to recover. This recovery extended through 2022 and 2023, fueled by rising personal mobility and stronger economic activity, with demand rebounding above pre-COVID levels. In 2024, the pace of growth slowed, particularly in China, due to a weaker economy and a decrease in vehicular fuel consumption as electric vehicles became more prevalent.

Global oil demand grew 0.8% year-on-year in 2025, supported by an improving macroeconomic and trade environment. Lower oil prices in the second half of the year, combined with rising consumption in non‑OECD markets, have underpinned demand, particularly for transport fuels and petrochemical feedstocks. Strong end of year demand prompted the IEA to revise its 2026 forecast, now pointing to similar consumption growth relative to 2025, with falling oil prices providing additional support.

Looking further ahead, the IEA’s 2025 World Energy Outlook (Current Policies Scenario) projects that continued demand from petrochemicals, aviation, and heavy transport will drive global oil consumption to 105 mbd by 2035 and 113 mbd by 2050. Nearly all of the growth in oil demand is expected to take place in emerging markets and developing economies, with some of the biggest increases expected in India, Southeast Asia, and Africa, where rising vehicle ownership, expanding petrochemical production, and increasing air travel are projected to support sustained oil use well into mid-century.

Global Oil Supply

Global oil supply increased from 83.2 million barrels per day in 2010 to 100.6 million barrels per day in 2019, primarily due to a sharp rise in crude oil production from the Americas. U.S. specific crude oil supply has benefited from a ramp up in shale oil production. The U.S. shale revolution, driven by horizontal drilling and hydraulic fracturing, allowed the U.S. to become a net producer of oil by 2013. Growing surpluses prompted Congress to lift the 40-year crude export ban in 2015, opening international markets. Since then, U.S. crude exports have grown at a CAGR of 8.4% from 2016–25, supported by a 4.8% CAGR in production and accelerated in recent years by higher global demand following Russian sanctions, releases from U.S. emergency reserves, and continued domestic output.

Global oil production plunged in 2020, falling by roughly 6.5%, as the COVID-19 pandemic triggered an unprecedented collapse in demand and widespread lockdowns curtailed industrial activity and transportation. The disruption forced producers to sharply cut output, leading to one of the steepest annual declines in recent history. However, production rebounded in 2021 and 2022, as demand recovered, economies reopened, and OPEC+ and non-OPEC producers gradually restored supply, bringing global output back toward pre-pandemic level.

Oil supply growth in 2023 and 2024 was overwhelmingly driven by non-OPEC producers, led by the U.S., alongside strong gains from Brazil, Guyana, and Canada. Over the same period, OPEC supply was broadly constrained, as the group prioritized price management and largely maintained voluntary production cuts rather than restoring output. By 2025, global oil supply had risen to 106.2 mbd, an increase of around 3 mbd year-on-year, with more than half of the incremental capacity coming from the producers in the Americas, alongside a more modest contribution from OPEC.

Looking ahead, global supply is projected to increase by approximately 2.4 mbd in 2026, reflecting continued capacity additions and the gradual unwinding of earlier voluntary OPEC production cuts. This sustained expansion highlights the resilience of global oil production, supporting market liquidity and refinery utilization in the near term. The emerging supply surplus is already contributing to higher Chinese stockpiling and increased use of floating storage.

Further out, non-OPEC supply is projected to increase by a cumulative 4 mbd by 2035, before broadly plateauing through to 2050. OPEC production is expected to rise more materially, reaching approximately 51 mbd by 2035 and 63 mbd by 2050. Saudi Arabia is anticipated to underpin much of this growth through continued development of new onshore and offshore capacity.

U.S. Crude Oil Production and U.S. Product Exports

*Source: JODI

Product Tanker Demand

Product tanker demand is influenced by several factors, including economic activity, demand for refined products, arbitrage trading, and global trade patterns. In addition, geopolitical events, such as conflicts and sanctions, as well as environmental regulations and the availability of transport alternatives can significantly impact trade routes and demand. Compared to crude oil trade, product tanker demand tends to be more stable and less volatile, supported by consistent growth in refined product shipments.

Historical Context

Between 2010 and 2019, oil demand growth and shifting refinery capacities helped drive product tanker ton-mile demand at a CAGR of 2.8%. The COVID-19 pandemic severely disrupted demand in 2020 as widespread lockdowns curtailed industrial activity and transportation, leading to an 8.9% decline in ton-mile demand that year.

The market rebounded strongly in 2022 and 2023, with overall seaborne tanker trade growing approximately 2.3% per year on average and ton-miles growing by 4.2% on average. This surge was fueled by China’s post-COVID reopening, healthy demand in developing Asian and Latin American markets, and firm vegoil demand from India and China. Importantly, the Russia-Ukraine conflict and the subsequent EU embargo on Russian refined products reshuffled trade patterns, forcing long-haul shipments between Europe, Asia, and the Middle East.

Current Market Dynamics

In 2024, product tanker trade volumes declined by 1.4%, as economic headwinds in the West and China softened oil demand. Specifically, challenging economic conditions in China, Japan, and Taiwan weighed on naphtha trade, while lackluster industrial activity dampened diesel demand. This was partially offset by rising jet fuel demand. Despite this slowdown in volume, ton-mile demand remained robust, growing by 0.8%, primarily due to the ongoing re-routing of vessels via the Cape of Good Hope to avoid Red Sea disruptions, significantly extending voyage distances.

Product tanker ton-mile demand contracted in 2025 by 1.7% with product tanker trade volumes falling 2.1%. European refinery closures weighed on exports, while expanding capacity in Nigeria and Mexico reduced domestic import needs. In Asia, higher Chinese fuel oil duties and petrochemical plant closures in Southeast Asia dampened demand. Slower diesel consumption in Europe, driven by weak economic growth and a shift toward gasoline and hybrid EVs, offset gains in naphtha and jet fuel trades. Looking to 2026, product volumes are forecasted to grow 1.5%, with ton-miles increasing 1.6%. Diesel volumes are expected to grow in 2026, supported by consumption in the US, and Non-OECD regions, specifically Asia and India. Meanwhile, naphtha and jet fuel trades will continue to strengthen due to rising demand for petrochemicals and increasing penetration of airports in emerging countries. Ton-mile growth is expected to remain broadly in line with trade growth amid stable trade patterns.

World Seaborne Tanker Trade Volumes

	Crude Oil		Oil Products		Chemicals		Total		Global GDP (IMF)
Year	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	Million tons	% y-o-y	% y-o-y
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%	3.5%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%	3.4%
2017	2,121	2.9%	1,043	4.3%	287	7.3%	3,450	3.7%	3.8%
2018	2,116	-0.2%	1,055	1.1%	298	3.9%	3,468	0.5%	3.6%
2019	2,080	-1.7%	1,036	-1.8%	308	3.5%	3,424	-1.3%	2.8%
2020	1,885	-9.4%	931	-10.1%	304	-1.4%	3,120	-8.9%	-3.1%
2021	1,858	-1.4%	999	7.3%	313	3.0%	3,171	1.6%	5.9%
2022	1,955	5.2%	1,015	1.6%	301	-3.8%	3,272	3.2%	3.4%
2023	2,002	2.4%	1,046	3.1%	304	0.9%	3,353	2.5%	3.0%
2024	1,984	-0.9%	1,031	-1.4%	308	1.1%	3,323	-0.9%	3.3%
2025*	2,045	3.1%	1,010	-2.1%	310	0.8%	3,365	1.3%	3.2%
2026F	2,063	0.9%	1,030	2.0%	317	2.2%	3,410	1.3%	3.1%

* Provisional estimates

Note: Provisional number. Historical trade numbers have been revised based on changes in the number of reported countries, changes in trade estimates for some of the reported countries, etc.

Source: Drewry, IMF

Seaborne Product Trade and Ton-Mile Demand

* Provisional estimates

Source: Drewry

Global Refining Trends

Structural Shifts and Trade Impact

Over the past five years, global refining has undergone a structural shift defined by two opposing trends: rapid capacity expansion in Asia and the Middle East, and widespread refinery closures in the developed regions such as Europe, Australia, Japan, and the U.S. New export-oriented refineries in India, Saudi Arabia, and China have consolidated these regions' positions as major exporters. These modern facilities are highly competitive, technically advanced, and capable of processing cheaper sour crude oil, giving them a distinct advantage over older plants in the aforementioned developed regions.

Conversely, poor margins and environmental pressures have forced closures across Europe, Japan, the U.S., and Australia. This disparity has fundamentally altered trade routes. As local capacity dwindles, developed economies are increasingly relying on long-haul imports, such as shipments from the West Coast of India to Europe and from Asia to the U.S. West Coast. A prime example is Australia, where the conversion of refineries into import terminals has necessitated increased supply from Singapore and intra-Asian trade.

Historical Throughput (2010–2025)

Between 2010 and 2019, OECD refining patterns diverged: throughput rose 6.5% in the Americas and 1.5% in Asia Oceania but fell 0.5% in Europe. By 2019, the OECD accounted for 46.6% (38.1 mbd) of global throughput. However, the COVID-19 pandemic caused a severe 13.4% contraction in 2020. While refinery runs recovered in 2021–2023 driven by Chinese expansion and post-pandemic demand, growth moderated in 2024 as refinery expansions in China and Latin America slowed. Growth in 2025 was in line with broader oil demand growth.

Refinery Throughput (1) 2015-2025

(‘000 Barrels Per Day)

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025*
OECD Americas	18,850	18,960	19,290	19,400	19,100	16,500	17,800	18,700	18,700	19,100	19,200
OECD Europe	11,900	11,920	12,300	12,100	12,200	10,700	11,000	11,500	11,400	11,300	11,200
OECD Asia Oceania	6,700	6,890	7,200	7,000	6,800	5,900	5,800	6,100	5,800	5,700	5,600
FSU	6,850	6,880	6,880	7,000	6,800	6,400	6,700	6,400	6,500	6,300	6,200
Non-OECD Europe	500	500	570	600	600	400	400	500	400	500	500
China	10,400	10,790	11,830	12,000	13,000	13,400	14,400	13,700	14,800	14,500	14,800
Other Asia	10,000	10,380	10,440	10,600	10,300	9,200	9,600	10,300	10,500	10,600	10,600
Latin America	4,550	4,200	3,830	3,500	3,200	3,000	3,200	3,400	3,600	3,700	3,700
Middle East	6,450	6,810	7,520	8,000	7,700	6,900	7,600	8,100	8,700	9,400	9,600
Africa	2,250	2,090	1,920	2,100	2,000	1,900	1,900	1,800	1,600	1,900	2,000
Total	78,450	79,420	81,780	82,300	81,700	74,300	78,400	80,500	82,000	83,000	83,400
(1)The difference between oil consumption and refinery throughput is accounted for by condensates, output gains, direct burning of crude oil and other non-gas liquids.

*Provisional estimates

Source: IEA

Capacity Outlook (2024–2029)

The migration of capacity toward non-OECD regions is set to continue. In 2025, new capacity additions in China (0.39 mbd), Middle East (0.15 mbd), Other Asia (0.04 mbd), and Africa (0.03 mbd), contrasted with the phase-out of nearly 0.59 mbd in OECD countries. From 2026 to 2030, total anticipated capacity additions are projected at 2.38 mbpd, a 2.3% increase over 2025 levels. This growth continues the decade-long trend seen in China and India, where capacities grew by 25.8% and 21.5% respectively between 2015 and 2025.

Planned Additions to Global Refining Capacity(1)

(Million Barrels Per Day)

(1)Assumes all announced plans go ahead as scheduled

Source: IEA

China and India – Refining Capacity(1)

(‘000 Barrels Per Day)

(1)	Capacity for 2023 to 2027 assumes all announced plans go ahead as scheduled

Source: BP, IEA

Product Tanker Supply

Fleet Composition and Orderbook

The global product tanker fleet is classified as any non-stainless steel/specialized tanker between 10,000 dwt and 55,000 dwt, as well as coated and other ‘product-capable’ vessels over 55,000 dwt. As of December 31, 2025, the world product tanker fleet consisted of 3,425 vessels with a combined capacity of 202.4 million dwt. MR vessels account for 56.4% of the product tanker fleet with a total capacity of 114.1 million dwt.

As of December 31, 2025, the MR product tanker orderbook was 318 vessels totaling 15.3 million dwt. The MR orderbook as a percentage of the existing MR fleet, in terms of dwt, was 13.4% compared with close to 50% at the last peak in 2008. Based on scheduled deliveries, 7.2 million dwt of MR product tankers are due for delivery in 2026, a further 5.1 million dwt in 2027, 2.2 million dwt in 2028 and 0.9m dwt in 2029 and future years. The MR fleet is expected to grow by 6.3% in 2026 and 4.2% in 2027, assuming no scrapping. However, actual fleet growth may be lower due to 'slippage' (delays in construction) and cancellations, which historically impact 10-15% of the scheduled orderbook.

Demolition Activity

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

High freight rates kept the demolitions muted in 2023 with 11 tankers totaling 0.3 million dwt demolished (including 6 MR tankers totaling 0.2 million dwt). Demolitions remained muted in 2024 with 9 tankers totaling 1.1 million dwt demolished (1 MR tanker). A total of 37 tankers (totaling 2.4 million dwt) were demolished in 2025 (4 MR tankers). Although demolitions started the year at a relatively higher pace compared to 2024, activity tapered off sharply after the second quarter of 2025.

In the long run, regulations may squeeze tonnage availability due to scrapping of older non-complaint vessels and slow steaming. In addition, these regulations may also lead to increased scrapping and fleet renewal.

World Tanker Fleet and Orderbook: December 31, 2025

							Orderbook Delivery
Vessel Type/Class	Fleet			Orderbook			Schedule (M Dwt)
	Number	M Dwt	Size dwt	Number	M Dwt	% Fleet Dwt	2026	2027	2028	2029+
ULCC/VLCC	908	279.7	200,000+	156	48.1	17.2%	10.5	18.8	15.2	3.7
Suezmax	668	104.9	125,000-199,999	152	23.9	22.8%	7.1	9.1	6.7	0.9
Aframax (Uncoated)	692	76.3	85,000-124,999	44	5.0	6.6%	1.0	2.3	1.5	0.2
Panamax (Uncoated)	71	5.0	55,000-84,999	2	0.1	2.6%	0.1	0.0	0.0	0.0
Crude Tankers	2,339	465.8		354	77.2	16.6%	18.7	30.2	23.4	4.9

Large Range 3 (LR3)	20	3.2	125,000-199,999	0	0.0	0.0%	0.0	0.0	0.0	0.0
Large Range (LR2)	508	56.3	85,000-124,999	167	19.1	33.9%	6.8	7.3	7.3	1.0
Large Range 1 (LR1)	393	28.7	55,000-84,999	68	5.0	17.5%	1.8	2.2	2.2	0.2
LR Product Tankers	921	88.2		235	24.1	27.3%	8.6	9.5	9.5	1.2

Coated IMO 2	1,356	62.9	25,000-54,999	240	11.7	18.6%	5.9	3.1	1.9	0.9
Coated IMO 3 & Non IMO Coated/Uncoated	1,148	51.3	25,000-54,999	78	3.6	7.1%	1.3	2.0	0.3	0.0
Total MR	2,504	114.1		318	15.3	13.4%	7.2	5.1	2.2	0.9

Small Range	1,100	16.4	10,000-24,999	145	2.4	14.9%	1.8	0.6	0.1	0.0
Stainless Steel Tankers	883	19.7	10,000+	225	5.7	28.7%	2.3	2.1	1.0	0.2
Total All Tankers	7,747	704.3		1,277	124.7	17.7%	38.7	47.5	36.2	7.2

Source: Drewry

Impact of Regulations

IMO GHG Strategy

At the MEPC 80 session in July 2023, the IMO revised its Greenhouse Gas (GHG) emission reduction targets in line with the Paris Agreement, setting more ambitious targets compared to its 2018 initial GHG strategy. The organization now aims for net-zero emissions from the shipping industry by 2050.

IMO has added two indicative checkpoints for GHG reduction – i) to reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30% in 2030, compared to 2008 and ii) to reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80% by 2040, compared to 2008. In addition, targets have been set for 2030: Reduction of CO2 emission per transport work, by at least 40% compared to 2008, and an uptake in zero or near-zero GHG emission fuels by at least 5% striving for 10%.

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

IMO-related uncertainty is a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possibly faster depreciation in asset values in the future. Some ship owners have decided to manage this risk by ordering LNG/methanol fueled ships to comply with stricter regulations that may be announced in the future.

The IMO concluded MEPC 80, addressing the current GHG measures and an additional basket of mid-term measures, including an economic and technical measure. The economic measure is expected to come in the form of a GHG levy and the technical measure will introduce a Goal Based Fuel Standard (GFS), which will assess the fuels that are used onboard on a life cycle basis according to the life cycle GHG intensity of marine fuels guidelines.

In a landmark decision at MEPC 83, which concluded on 11 April 2025, the IMO approved the draft recommendations for the “Net Zero Framework” (NZF) under MARPOL Annex VI, introducing mid-term measures to reduce GHG emissions from ships. The regulation includes a tightening cap on fuel’s GHG intensity and a mechanism where non-compliant vessels must purchase remedial units.

However, in October 2025, the IMO voted to delay the adoption of draft amendments to MARPOL Annex VI, including the IMO Net-Zero Framework, during the extraordinary session of the Marine Environment Protection Committee (MEPC). The delay in adopting the NZF slows the journey to achieving net-zero emissions. Although the decision to adopt the ‘Net-Zero Framework’ has been postponed by a year, the IMO’s overall GHG strategy (2023) remains in place, and decisions will continue to consider the GHG emission-reduction targets outlined in the strategy. Existing short-term measures, including the CII regulation, or Carbon Intensity Indicator, which measures the CO2 emitted per cargo-carrying capacity and nautical mile, will remain and be strengthened as needed, with the recent updates confirming the CII reduction factors up to 2030 (21.5% reduction in 2030).

The delay in adopting the ’Net-Zero Framework’ has undoubtedly created uncertainty, leaving several strategic decisions on hold, particularly for smaller shipowners that were awaiting regulatory clarity to guide their investments. Nevertheless, many stakeholders with internal decarbonization targets continue to advance their transition plans, supported by emerging financial mechanisms such as “Green/Transition Finance framework” and the “Fund for Energy Efficiency Technologies (FEET)”. In parallel, regional initiatives, most notably within the EU, are compelling vessels calling at their ports to comply with decarbonization measures, generating valuable insights and data that can strengthen future IMO policymaking.

IMO 2020 Regulation on Low Sulfur Fuel

IMO 2020 regulations on low sulfur fuel came into force on January 1, 2020. For many years, high sulfur fuel oil (“HSFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available but has a high sulfur content and is the reason that maritime shipping accounted for 8% of global emissions of sulfur dioxide (“SO2”) prior to 2020, a significant source for acid rain as well as respiratory diseases. IMO 2020 regulation aimed at lowering the emission of SO2 by either allowing shipping companies to use low-sulfur fuel oil (“LSFO”) or installing scrubbers and continuing to use HSFO. Many shipowners, particularly with larger vessel sizes such as VLCC, installed scrubbers, while others opted for using LSFO.

EU ETS and FuelEU

In addition to IMO regulations, the EU has implemented a set of measures including the EU Emissions Trading System (“EU ETS”) and the FuelEU Maritime (FEM) Initiative. The EU ETS includes 100% of emissions from voyages and port calls within the EU and 50% of emissions from voyages between an EU port and a non-EU country. In addition, Methane (CH4) and Nitrous oxide (N2O) are included in emissions calculation from 2026. The EU ETS provides rules regarding GHG intensity with respect to energy used on-board all ships arriving in the EU.

It aims to reduce net GHG emission by at least 55% by 2030 and make climate neutrality by 2050 legally binding. All ship owners trading in European waters will need to comply with these regulations.

The European Union's FuelEU Maritime Regulation, which came into effect on January 1, 2025 established a framework for decarbonizing the maritime industry within the European Union and European Economic Area (EEA). It dictates mandatory reductions in the yearly average greenhouse gas (GHG) intensity of energy used aboard ships operating in these regions. This reduction applies to the vessel's entire energy lifecycle, encompassing "well-to-wake" emissions. This comprehensive approach includes emissions associated with fuel extraction, cultivation, production, transportation, and onboard usage. FEM sets limits on the GHG intensity of energy used onboard ships without prescribing any particular fuel or technology. These limits are set in relation to a reference value, corresponding to the fleet average GHG intensity of energy used onboard ships in 2020, based on verified EU MRV data. 91.16 G CO2 eq/MJ is the reference value of GHG intensity of energy used, which is reduced based on the following criteria: 2% in 2025, 6% in 2030, 14.5% in 2035, 31% in 2040, 62% in 2045 and 80% in 2050.

Ships will be required to undertake a combination of initiatives in order to comply with environmental regulations. These may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices as well as voyage optimization techniques. The emission control regulations could slow the speed of the vessels in the next few years. Consequently, this will lead to a reduction in the availability of ships and therefore, in the short- to medium-term, will benefit ship owners with younger fleets as charter rates should potentially increase.

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

EEXI is a technical measure and applies to ships above 400 Gross Tonnage (GT). It is a design parameter that assesses the potential carbon intensity of the vessels. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index (“EEDI”) baseline). As per Drewry’s analysis, most vessels will have to undergo Engine Power Limitation (EPL) to comply with the design parameter required by EEXI regulation. EPL will cap the maximum speed at which the vessel can operate. Since the vessel operating speeds in 2022 were lower than the maximum speed after EPL, it is unlikely that the EEXI regulation will have a significant impact on vessel operations.

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

IMO is reviewing the short-term measures in two phases. The first phase of CII review has been completed as planned. The second phase of the CII review will extend beyond 2026 and have various objectives under its work plan. These objectives mainly aim at considering proposals to ensure synergies between the IMO carbon intensity/energy efficiency framework and the IMO Net-Zero Framework with a view to finalization as soon as possible, further consider the development of other CII metrics, consider further concrete proposals for CII correction factors and/or reference line adjustments, if any, among others. However, the current CII framework has not had a measurable impact on the tradability of our fleet.

Alternative Fuels for Shipping

As mentioned, the IMO aims for net-zero emissions from the shipping industry by 2050. This can’t be achieved with existing fuels and so has encouraged innovation in alternative fuels.

The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo, while LNG is used as a fuel in LNG carrying vessels and also in other vessels. While hydrogen is in the initial stages of development as a marine fuel, ammonia as a marine fuel is making slow progress due to skepticism regarding its toxicity.

LNG is expected to remain a preferred alternative fuel in the near to medium term due to its availability. However, LNG is a fossil fuel and is unable to meet the IMO 2050 decarbonization target. Another drawback is that LNG propulsion requires an LNG capable engine which would require additional capex and increased fuel storage space. Biofuel is another potential alternative fuel because it requires no major engine modification, and therefore, no significant additional capex is required.

Energy Transition

While the global energy system is gradually shifting toward lower‑carbon sources, fossil fuels continue to play a dominant role. Their overall share has edged down only slightly - from 87.0% in 2023 to 86.6% in 2024 - with oil’s share easing from about 34.0% to 33.6% over the same period. Even as electric‑vehicle adoption accelerates through improved affordability and expanded charging infrastructure, demand for oil and refined products is expected to remain robust. Growth in industrial activity, aviation, heavy transport, and petrochemical feedstocks will continue to underpin consumption. In addition, demand for products such as naphtha and jet fuel is expected to remain resilient, even as decarbonization efforts shape long‑term trends, supporting ongoing global trade in crude and refined petroleum products.

The Product Tanker Freight Market

Historical Context

Prior to 2020, freight rates were primarily driven by inventory cycles, shifting trade flows, and regulatory changes like IMO 2020, which boosted diesel trade. Geopolitical events, such as U.S. sanctions, led to periods of temporary volatility. The onset of the COVID-19 pandemic in 2020 triggered unprecedented turbulence; initial lockdowns led to a sharp decline in oil demand, forcing a surge in floating storage that temporarily spiked freight rates. However, as production cuts took hold and onshore inventories stabilized, vessel earnings collapsed, with former storage vessels re-entering the trading fleet.

Then the market underwent a structural shift following the start of the Russia-Ukraine conflict in 2022. The EU embargo and price caps on Russian products forced a redirection of trade: short-haul Europe-Russia routes were replaced by long-haul flows between Europe, the Middle East, and the U.S., while Russian volumes diverted to Turkey and Brazil. This massive increase in ton-mile demand, combined with recovering post-pandemic oil consumption, sustained high freight rates throughout 2023, and into early 2024 where geopolitical disruptions such as Red Sea re-routings and issues transiting the Suez Canal continued to lengthen voyages and supported ton-mile demand for product tankers.

Current Market Dynamics

After easing into early 2025, product tanker rates recovered and strengthened consistently through the year, underpinned by record product volumes and robust product tanker demand. In the first half of the year, growing oil supply and healthy global refining margins drove increased throughput and trading activity. In the second half, scrapping of product tankers ticked up slightly, while high crude fleet utilization tightened overall tanker supply. Elevated aframax rates further encouraged LR2s to continue trading dirty products, reinforcing favorable market dynamics across the product sector.

Continued demand growth, in addition to geopolitical developments and evolving sanctions may support product tanker freight rates going forward, as shifting trade flows continue to reshape ton-mile demand. Transatlantic voyages remain a key employment route for MRs, and the outlook is expected to be influenced by the EU’s 20th sanctions package which was presented in early February 2026, proposing a full maritime service ban on Russian cargos.

The chart below illustrates the trend in MR spot and time charter rates from January 2015 to December 2025.

MR Product Tanker Freight Rates

(U.S.$ Per Day)

Source: Drewry, Note – 1 Year Timecharter rates are for Eco MR vessels

Asset values

Product tanker asset values have fluctuated over time, closely linked to the charter market.

Newbuild Asset Values

After declining between 2008 and 2020, newbuilding prices began to recover in 2021. This shift was driven by shipyards’ increased bargaining power as a result of strong orderbooks across other shipping segments. The upward trend continued in 2022 and 2023, driven by inflation, rising raw material costs, and labor shortages. In 2024, newbuilding prices surged, to reach an all-time high in October. Newbuilding prices softened slightly in 2025 due to lower contracting and yard space becoming available as they delivered orders from other segments.

Second-Hand Asset Values

The second-hand sale and purchase market has generally mirrored the trajectory of newbuilding prices and freight rates. Following their 2008 peak, the global financial crisis triggered a steep drop in freight rates and asset values, which bottomed around 2010. The second‑hand market remained subdued until rebounding in 2022, driven by surging post‑pandemic trade, tighter fleet utilization, high demolition prices, and rising newbuild costs. In 2023, strong charter rates further boosted values as owners sought prompt tonnage. By August 2024, a five-year-old MR product tanker was valued at estimated $50.5 million. In line with a softening in rates at the beginning of 2025, second hand values pulled back slightly, before strengthening from mid-2025 to year end.

MR Product Tankers: Freight Rate and Asset Value Summary

	Spot TCE	Time charter (U.S.$/day)		Asset Prices (U.S.$million)
Period Averages	(US$/day)	1 Year	3 Year	Newbuild	5 Year Old
2015	18,375	17,271	16,458	36.1	25.8
2016	9,767	15,125	15,354	33.1	24.8
2017	9,158	13,188	14,333	32.7	23.4
2018	9,299	13,175	14,500	35.3	26.5
2019	14,592	14,667	15,500	36.0	28.8
2020	18,551	14,879	15,083	34.8	28.0
2021	6,398	12,442	14,500	37.3	27.8
2022	35,638	20,317	15,042	42.4	34.4
2023	30,217	26,833	17,458	46.0	41.4
2024	29,742	27,608	23,908	51.0	46.5
2025	24,875	19,683	17,446	49.4	41.4
Dec-25	30,200	22,000	17,200	48.5	43.0

2021-2025
5 Year Avg	25,374	21,377	17,671	45.2	38.3
5 Year Low	1,088	11,800	13,750	34.0	27.5
5 Year High	58,200	30,500	26,000	52.0	49.5

2016-2025
10 Year Avg	18,824	17,792	16,313	39.8	32.3
10 Year Low	1,088	11,800	13,750	32.0	22.0
10 Year High	58,200	30,500	26,000	52.0	49.5

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

Chemical Tanker Demand

The demand for chemicals is affected by, among other things, general economic conditions (including increases and decreases in industrial production and transportation), chemical prices, feedstock costs, and chemical production capacity. Since they are used in industries, chemical demand, and as a result the demand for seaborne transport, is well-correlated with global GDP. Given the geographical complexity and the diversity of cargoes involved in addition to the way in which some cargoes are transported, estimating the total seaborne trade in chemicals is difficult. Essentially, there are four main types of chemicals transported by sea: organic chemicals, inorganic chemicals, vegetable oils, and fats and other commodities such as molasses.

Seaborne Chemical Trades

(Million Tons)

* Provisional estimates

Source: Drewry

Saudi Arabia and the U.S. are two key exporters of organic chemicals, accounting for approximately 25% of all exports, while China accounts for over 35% of the total organic chemical imports. South Korea and India are also important players in the trade of organic chemicals and together account for nearly 15% of all exports. The four organic chemicals most frequently traded by sea are methanol, styrene, benzene, and paraxylene. Organic chemicals represent between 40% to 45% of global seaborne trade of chemicals whereas inorganic chemical trade accounts for between 10 to 15% of total seaborne movements. They are not traded as widely as organic chemicals as they present several transport problems – not only are they very dense, but they are also highly corrosive. Vegetable/animal oils & fats are another key component of the seaborne chemical trade and accounts for nearly 30% of the total trade of chemicals. Palm oil accounts for approximately 50% of the vegetable/animal oils & fats trade, followed by soybean oil and sunflower seed oil.

From a regional perspective, activity is focused on three main geographical areas. Europe is a mature, established producing region, contributing nearly one quarter of total chemical production. Much of Europe’s production serves domestic requirements. This manifests itself in increased demand for short-sea services rather than deep-sea trades. North American (predominantly the U.S.) manufacturers produce about one-fifth of the major chemical products in the world. Although most U.S. production is for domestic use, particularly where gasoline additives are involved, the country also produces above domestic requirements, which results in significant export volumes.

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

As of December 31, 2025, the global IMO 2 coated and stainless-steel tanker fleet consisted of 1,989 vessels with a combined capacity of 45.4 million dwt. The orderbook consisted of 360 vessels with an aggregate capacity of 9.2 million dwt, or 20.2% of the existing fleet. In addition, chemical tankers are relatively complex vessel types to build, which increases the barriers to entry for shipyards, and the pool of yards that shipowners are willing to consider is small.

World Coated IMO 2 and Stainless Steel Tanker Fleet and Orderbook: December 31, 2025

		Fleet		Orderbook			Orderbook Delivery Schedule (M Dwt)
Ship Type	Size (DWT)	Number	M Dwt	Number	M Dwt	% Fleet	2026	2027	2028	2029+
Coated IMO 2	10,000+	1111	25.9	139	3.7	14.3%	2.5	1.0	0.2	0.0

Stainless Steel	10,000+	878	19.5	221	5.5	28.0%	2.2	2.0	1.0	0.2

Total		1989	45.4	360	9.2	20.2%	4.8	3.0	1.2	0.2

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

Historical Context (2020–2023)

In 2020, despite a 3.6% contraction in global seaborne chemical trade due to COVID-19, TCE rates actually rose by 4.6%. This counter-intuitive move occurred because "swing tonnage" (vessels capable of carrying both chemicals and products) migrated to the booming product tanker market to chase floating storage opportunities, tightening the remaining chemical supply. After a challenging 2021 marked by weak industrial demand, the market rebounded strongly in 2022 and 2023. Robust ton-mile demand and a continued exodus of swing tankers into the Clean Petroleum Products (CPP) trade drove earnings to high levels.

Current Market

In 2024, Time Charter Equivalent (TCE) rates increased by 5.1% year-on-year. Rates reached their yearly peak in May but moderated in the second half. This softening was driven by weaker overall demand and reduced support from the CPP market; as CPP rates cooled, swing tankers returned to the chemical trade, increasing vessel availability.

While rates in 2025 were down year-on-year versus 2024, they did strengthen in the second half of the year, supported by moderate fleet growth, longer voyage distances, and a healthy CPP market. Swing tonnage declined from mid-year through the end of 2025 as improving MR rates reduced cross-sector supply. While overall volumes were slightly lower year-on-year, ton-mile demand was flat as average haul lengths increased.

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

Newbuilding prices have been rising since January 2024 due to factors like inflation, limited yard capacity amid high demand and rising labor costs. Second-hand values remained firm throughout 2024 with the historically low deliveries during the year contributing to the high demand for second-hand tonnage. Both newbuild and second-hand prices remained resilient in 2025, as freight rates remained high compared to historical years.

Chemical Tankers: Freight Rate and Asset Value Summary

	TCE	Newbuilding Price		Secondhand Price(1)
	U.S.$/Day	(U.S.$million)		(U.S.$million)
Year	35-37,000	22-24,000	35-37,000	22-24,000	35-37,000
2015	19,675	27.8	32.8	13.8	17.0
2016	14,178	26.9	31.9	14.6	16.5
2017	12,462	26.0	31.0	13.4	14.6
2018	12,159	26.4	31.7	12.6	13.6
2019	14,424	29.0	34.0	12.5	14.2
2020	15,093	27.1	32.5	12.7	14.7
2021	12,264	27.6	35.5	12.9	14.8
2022	22,400	30.6	40.6	15.1	19.3
2023	23,500	31.5	41.5	17.5	24.9
2024	24,700	33.0	44.0	18.1	28.7
2025*	20,200	33.0	43.0	19.8	31.0

2016-2025
10 Year Avg	17,138	29.1	36.6	14.9	19.2
10 Year Low	12,159	26.0	31.0	12.5	13.6
10 Year High	24,700	33.0	44.0	19.8	31.0

* Provisional estimates

(1)	For a 10-year-old vessel

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

International Maritime Organization

The International Maritime Organization (the “IMO”), the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to, among other things, oil leakage or spilling, garbage management, sewage, air emissions, handling, and disposal of noxious liquids and the handling of harmful substances in packaged forms. IMO committees also have adopted resolutions relating to international certificates of fitness for the carriage of dangerous chemicals in bulk and providing for enhanced vessel inspection programs. MARPOL is applicable to drybulk, tanker, and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020. We may need to make certain financial expenditures to continue to comply with these regulations. We believe that all our vessels are currently compliant in all material respects with these regulations.

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

The Marine Environment Protection Committee, or “MEPC” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter, and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content, were adopted and took effect March 1, 2020. In November 2020, MEPC 75 adopted amendments to Annex VI which, among other things, added new paragraphs related to in-use and onboard fuel oil sampling and testing. These paragraphs would require one or more sampling points to be fitted or designated for the purpose of taking representative samples of the fuel oil being used or carried for use on board the ship. These amendments entered into force on April 1, 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs.

Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area, and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the North-East Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.

Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030.

MEPC 83 also approved a work plan on the development of a regulatory framework for the use of onboard carbon capture and storage (“OCCS”) systems, which will capture carbon produced by a ship before it is emitted into the air.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows, and financial condition.

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

Furthermore, cybersecurity guidance and regulations have been  developed in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect.

Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of these regulations is hard to predict at this time.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).

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

In addition to the BWM Convention, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969 (“the CLC”), as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident.

We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative regulatory regimes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate, or the “IAFS Certificate,” is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tons engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation, and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.

OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating, or chartering by demise, the vessel. Both OPA and CERCLA impact our operations. Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally, and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(1)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(2)	injury to, or economic losses resulting from, the destruction of real and personal property;

(3)	loss of subsistence use of natural resources that are injured, destroyed, or lost;

(4)	net loss of taxes, royalties, rents, fees, or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(5)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(6)	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. The limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons, is limited to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning, and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor return lines that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaced the 2013 Vessel General Permit (“VGP”) program and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a Permit Authorization and Record of Inspection (“PARI”) form and submission of annual reports.

We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

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

Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea, and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

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

In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which became effective on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. is not a party to the Paris Agreement.

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

In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO Strategy”), which builds upon the initial strategy’s levels of ambition The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MEPC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework is scheduled to be voted on in October 2026 and once adopted will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. Administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the U.S. Administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current U.S. Administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such environmental regulations could affect our operations.

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

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention, and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of West Africa and Somalia, including the Gulf of Aden, and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP WAF and BMP5 industry standard.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings, and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is required to be physically drydocked by its fifth and tenth anniversary to coincide with its first and second special surveys, respectively, and every 30 to 36 months thereafter, for inspection of the underwater parts of the vessel. Provided the vessel has an in-water-survey notation, in-water-surveys can take place at the 2.5 to 3 years & 7.5 to 8 years anniversary of the vessel in lieu of a physical drydocking. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances and conflicts in foreign countries, piracy incidents, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. For example, OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $3.4 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

C. Organizational Structure

Please see Item 4.A (“Information on the Company — History and Development of the Company”) in this Annual Report for information about our organizational structure. We have 77 wholly owned subsidiaries. In addition, we have a 50% interest in a joint venture entity, and a 10% equity stake in another entity. A list of our subsidiaries is included as Exhibit 8.1 to this Annual Report.

D. Property, Plant, and Equipment

Other than our vessels, a description of which is included in Item 4.B “Business Overview — Fleet List” of this Annual Report, we own no material property. We have entered into leases with third parties for our office space in Cork, Ireland, Singapore and Houston, Texas. Average aggregate payments under these three leases are approximately $0.7 million per annum.

As of March 6, 2026, 20 of our 25 owned vessels are subject to mortgages relating to our credit facilities.

Item 4.A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. The consolidated financial statements as of and for the years ended December 31, 2025, 2024, and 2023, have been prepared in accordance with U.S. GAAP. The consolidated financial statements are presented in U.S. dollars unless otherwise indicated.

Please see Item 5 (“Operating and Financial Review and Prospects”) in our Annual Report on Form 20-F for the year ended December 31, 2024 for a discussion of our results of operations for the year ended December 31, 2023.

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

Our Charters

We generate revenue by charging customers for the transportation of their petroleum and chemical products using our vessels. Historically, these services generally have been provided under the following basic types of contractual arrangements:

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

Recent Developments

Fleet

During the second quarter of 2025, we agreed to acquire three modern, high-quality, Korean-built MR tankers in two separate transactions: one 2020-built scrubber-installed vessel for $38.3 million and two 2017-built vessels for $32.8 million each, for an aggregate purchase price of $103.9 million. We took delivery of all three vessels during the third quarter of 2025. This transaction was financed by cash on hand and borrowings under revolving credit facilities, maintaining a modest leverage level while lowering average fleet age.

While we primarily trade our fleet in the spot market, we enhanced our fixed-coverage during the year ended December 31, 2025, with top-tier oil majors and a leading chemical producer. In total, we currently have four MR tankers employed on time charter at an average rate of $22,650 per day, and one chemical tanker on a three-year time charter at $19,250 per day – bringing our fixed-rate coverage to five vessels.

Financing

In July 2025, we closed a $350 million revolving credit facility on favorable terms, secured by 20 of our owned vessels. The facility is priced at SOFR plus a margin of 1.80% and matures in 2031. The bank group in the revolving credit facility is comprised of Nordea Bank, Skandinaviska Enskilda Banken AB (publ), ABN AMRO Bank, and Danske Bank A/S.

Preferred Stock Redemption

On October 31, 2025, we redeemed all of our then outstanding shares of our Series A Preferred Stock for $30.6 million, which represents the stipulated redemption price of 102% of the liquidation preference per share.

Leadership Transitions

Effective January 1, 2026, Robert Gaina (previously Senior Vice President, Commercial) assumed the role of Chief Operating Officer following Mark Cameron's long-planned retirement. Effective July 1, 2025, John Russell was appointed as Chief Financial Officer. Please see Item 6 (“Directors, Senior Management and Employees”) of this Annual Report for biographical information about Mr. Gaina and Mr. Russell.

Geopolitical Conflicts

Geopolitical tensions have increased with the recent commencement of the U.S., Israel-Iran conflict and the Hamas-Israel conflict, which began in October 2023. These developments have heightened security risks throughout the Middle East. These conflicts together with the numerous attacks on vessels in the Red Sea by Houthi rebels in Yemen since mid-December 2023 and the elevated risks in the Strait of Hormuz have caused many shipping companies to reroute vessels away from these critical waterways. This rerouting has significantly affected trading patterns, freight rates, and voyage expenses. The ongoing Russia-Ukraine conflict also continues to disrupt energy supply chains and global oil trading patterns, contributing to volatility in tanker demand and spot rates through sanctions, price caps, and export controls. In addition, the U.S. miliary operation in Venezuela, including the U.S.’ recent seizures of certain sanctioned oil tankers calling on Venezuelan ports, has similarly added uncertainty in that region and caused some tankers to re-route or delay voyages. Continuing instability or any further escalation or expansion of hostilities in the Middle East, Venezuela, or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry, and demand for our services.

Geopolitical and Economic Uncertainty

In recent months, governments have taken actions to implement new or increased tariffs on foreign imports and port fees. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including the risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates, and operating costs.

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

Voyage Expenses.  Voyage expenses are all expenses related to a particular voyage, which include, among other things, bunkers, port costs, agency and broker commissions. These expenses are subtracted from revenue to calculate TCE rates (as defined below).

Vessel Operating Expenses.  We are responsible for vessel operating expenses, which include crew, repairs and maintenance and insurance costs, and fees paid to technical managers of our vessels. The largest components of our vessel operating expenses are generally crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Drydocking.  We must periodically drydock each of our vessels for inspection, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. The deferred expenditures of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Depreciation.  Depreciation expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels and charges relating to the depreciation of upgrades to vessels, which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. We depreciate our vessels over an estimated useful life of 25 years from the vessel’s initial delivery from the shipyard, on a straight-line basis to their residual scrap value. Since January 1, 2023, depreciation has been based on cost less the estimated residual scrap value of $400 per lightweight ton (“lwt”).

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

Fleet Growth

As of March 6, 2026, our owned fleet consists of 25 eco-design product and chemical tankers all of which are in operation. We acquired 11 of our vessels as second-hand vessels and 14 as newbuilding vessels, all of which were upgraded to increase efficiency and improve performance.

In 2023, 2024, and 2025 we paid $20.6 million, $61.0 million, and $114.5 million respectively, for vessel acquisitions and vessel equipment.

As of December 31, 2010, our operating fleet consisted of four vessels. From 2011 through December 31, 2021, our owned fleet grew on a net basis to 25 vessels, excluding chartered-in vessels. During 2022, we sold  three MR product tankers and subsequently chartered them in for a period of 36 months. During 2023, we did not sell or purchase any vessels. In 2024, we sold one MR product tanker, the Ardmore Seafarer, and purchased one MR product tanker, the Ardmore Gibraltar. In 2025, we purchased three MR product tankers: the Ardmore Purpose, Ardmore Pursuit, and Ardmore Persistence.

Operating Results

Year Ended December 31, 2025 Compared With Year Ended December 31, 2024

The table below presents our operating results for the years ended December 31, 2025 and 2024 and includes related disclosure about year-to-year changes.

Consolidated Statements of Operations Data for the Years Ended December 31, 2025 and December 31, 2024

	Year Ended December 31,		Variance	Variance (%)
In thousands of U.S. Dollars	2025	2024
Revenue, net	$310,197	405,784	(95,587)	(24%)

Voyage expenses	(114,361)	(132,612)	18,251	14%
Vessel operating expenses	(66,159)	(60,254)	(5,905)	(10%)
Time charter-in
Operating expense component	(9,382)	(11,828)	2,446	21%
Vessel lease expense component	(8,632)	(10,883)	2,251	21%
Depreciation	(33,849)	(30,244)	(3,605)	(12%)
Amortization of deferred drydock expenditures	(5,558)	(3,636)	(1,922)	(53%)
General and administrative expenses
Corporate	(20,361)	(23,439)	3,078	13%
Commercial and chartering	(4,712)	(4,601)	(111)	(2%)
Gain on vessel sold	—	12,322	(12,322)	(100%)
Unrealized gains on derivatives	6	655	(649)	(99%)
Interest expense and finance costs	(6,112)	(6,778)	666	10%
Loss on extinguishment of debt	(469)	—	(469)	100%
Gain on extinguishment of finance leases	—	1,432	(1,432)	(100%)
Interest income	955	1,817	(862)	(47%)
Income before taxes	41,563	137,735	(96,172)	(70%)
Income tax	(241)	(215)	(26)	(12%)
Loss from equity method investments	(308)	(4,514)	4,206	93%
Net Income	$41,014	133,006	(91,992)	(69%)
Preferred dividends	(2,724)	(3,660)	936	26%
Extinguishment of preferred stock	(2,218)	(739)	(1,479)	(200%)
Net Income attributable to common stockholders	36,072	128,607	(92,535)	(72%)

Revenue, net. Revenue, net for the year ended December 31, 2025 was $310.2 million, a decrease of $95.6 million from $405.8 million for the year ended December 31, 2024.

Our average number of operating vessels increased to 26.2 for the year ended December 31, 2025, from 26.0 for the year ended December 31, 2024.

We had five product tankers and one chemical tanker employed under long-term time charters (i.e. greater than three months duration) as of December 31, 2025 as compared to one product tanker as of December 31, 2024. We consider employment under voyage charters, trip charters, and time charters of less than three months duration as being employed in the spot market.

We had 7,744 spot revenue days for the year ended December 31, 2025, as compared to 8,832 for the year ended December 31, 2024. We had 19 vessels employed directly in the spot market as of December 31, 2025 and 25 vessels employed directly in the spot market as of December 31, 2024. The reduction in spot revenue days reflects both the heavier drydocking program in 2025 and the lower number of vessels trading in the spot market. Decreases in spot rates resulted in a decrease of revenue of $58.1 million in 2025, while the reduction in spot revenue days resulted in a decrease in revenue of $48.3 million.

Revenue days derived from time charters were 1,144 for the year ended December 31, 2025, as compared to 399 for the year ended December 31, 2024. The increase in revenue days for long term time-chartered vessels resulted in an increase in revenue of $10.8 million in 2025.

Voyage Expenses. Voyage expenses were $114.4 million for the year ended December 31, 2025, a decrease of $18.3 million from $132.6 million for the year ended December 31, 2024. The decrease is primarily driven by a $13.3 million reduction in bunker prices, together with lower bunker consumption of $8.0 million resulting from fewer spot trading days, partially offset by a $3.0 million increase in port, agency and broker commissions during the year ended December 31, 2025.

TCE Rate. The average TCE rate for our fleet was $22,562 per day for the year ended December 31, 2025, a decrease of $7,699 per day from $30,261 per day for the year ended December 31, 2024. The decrease in average TCE rate was the result of lower spot rates, and in line with market rates decrease for the year ended December 31, 2025, as compared to the year ended December 31, 2024.

Vessel Operating Expenses. Vessel operating expenses were $66.2 million for the year ended December 31, 2025, an increase of $5.9 million from $60.3 million for the year ended December 31, 2024. The primary driver of this increase was the addition of three vessels to our fleet during 2025. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $7,615 for the year ended December 31, 2025, as compared to $7,264 for the year ended December 31, 2024.

Charter Hire Costs. Total charter hire expenses were $18.0 million for the year ended December 31, 2025, a decrease of $4.7 million from $22.7 million for the year ended December 31, 2024. This decrease is the result of three chartered-in vessels being returned to their owner during the year ended December 31, 2025. Total charter hire expenses in 2025 were comprised of an operating expense component of $9.4 million and a vessel lease expense component of $8.6 million.

Depreciation. Depreciation expense for the year ended December 31, 2025 was $33.8 million, an increase of $3.6 million from $30.2 million for the year ended December 31, 2024. This increase is primarily attributable to the purchase of the Ardmore Purpose, Ardmore Pursuit, and Ardmore Persistence in the third quarter of 2025, as well as the installation of vessel equipment and scrubber systems on multiple vessels in connection with their most recent drydocking cycle during the year ended December 31, 2025.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the year ended December 31, 2025 was $5.6 million, compared to $3.6 million for the year ended December 31, 2024. This increase is due to the completion of a significant drydocking cycle during 2025. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the year ended December 31, 2025 were $20.4 million, a decrease of $3.0 million from $23.4 million for the year ended December 31, 2024. The decrease in corporate-related general and administrative expenses is primarily due to a decrease in variable-based compensation and one-time expense associated with Ardmore’s leadership transition in 2025.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the year ended December 31, 2025 were $4.7 million, generally consistent with $4.6 million for the year ended December 31, 2024.

Gain on Vessel Sold. We did not sell any vessels during the year ended December 31, 2025. Gain on vessel sold for the year ended December 31, 2024 was $12.3 million. This relates to the sale of the Ardmore Seafarer in April 2024.

Unrealized gains on Derivatives. We had an insignificant gain on derivatives during the year ended December 31, 2025. Unrealized gains on derivatives were $0.7 million for the year ended December 31, 2024. The gain for the year ended  December 31, 2024 relates to a decrease in the fair value of the liability in respect of a profit interest granted by us in 2021 relating to our investment in Element 1 Corp.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, and amortization of deferred finance fees. Interest expense and finance costs for the year ended December 31, 2025 were $6.1 million, a decrease of $0.7 million from $6.8 million for the year ended December 31, 2024. This decrease was due to prepayment of finance leases during the year ended December 31, 2024, which resulted in lower interest expense and finance costs during the year ended December 31, 2025. Amortization of deferred finance fees for the year ended December 31, 2025 was $1.0 million, generally consistent with $1.1 million for the year ended December 31, 2024.

Loss on Extinguishment of Debt. We recorded a loss on extinguishment of debt of $0.5 million during the year ended December 31, 2025. Loss on extinguishment of debt relates to the partial write-off of deferred finance fees associated with one of our previous revolving credit facilities. We recorded no gain or loss on extinguishment of debt during the year ended December 31, 2024.

Gain on Extinguishment of Finance Leases. We did not record a gain or loss on extinguishment of finance leases during the year ended December 31, 2025. As a result of our early prepayment of finance leases related to our exercise of vessel purchase options for the Ardmore Seawolf and Ardmore Seahawk, we recorded a gain on extinguishment of $1.4 million for the year ended December 31, 2024.

Loss From Equity Method Investments. During the year ended December 31, 2025, we did not recognize any impairment loss related to our equity method investment in Element 1 Corp., compared to an impairment loss of $4.4 million for the year ended December 31, 2024. The impairment was assessed based on market conditions and the financial performance of Element 1 Corp. The impairment loss is included in loss from equity method investments in the consolidated statements of operations.

Extinguishment of Preferred Stock. During the year ended December 31, 2025, we redeemed the remainder of our Series A Preferred Stock. As the fair value of the preferred stock redemption was greater than the carrying amount, we recognized an expense of $2.2 million, which is recorded in extinguishment of preferred stock in the consolidated statements of operation for the year ended December 31, 2025. During the year ended December 31, 2024, we recorded an expense of $0.7 million on extinguishment of preferred stock relating to a partial redemption of outstanding shares of preferred stock.

Year Ended December 31, 2024 Compared With Year Ended December 31, 2023

For a discussion of our operating results for the year ended December 31, 2024 compared with the year ended December 31, 2023, please see "Item 5 – Recent Developments and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2024.

B. Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, and capital raised through financing transactions. As of December 31, 2025 we had $272.2 million in liquidity available, with cash and cash equivalents of $46.8 million (December 31, 2024: $47.0 million) and amounts available and undrawn under our revolving credit facilities of $225.4 million (December 31, 2024: $196.4 million). We believe that our working capital, together with expected cash flows from operations will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, operating lease payments, quarterly cash dividends on our shares of common stock, as well as funding our other working capital requirements. Prior to the full redemption of our outstanding shares of Series A Preferred Stock on October 31, 2025, these requirements also included cash dividends on such shares.

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

Time charters provide contracted revenue that may reduce the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of drydocking expenditures, repairs and maintenance activities and the average number of vessels in service. The number of vessel drydockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.

Our primary known and estimated liquidity needs for 2026 include debt service costs ($4.3 million), operating lease payments ($0.6 million), drydocking expenditures ($0.3 million),  variable quarterly common stock dividend distributions, and the funding of general working capital requirements and funding any common stock repurchases we may undertake.

For at least the one-year period following the filing of this Annual Report, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations, will be sufficient to finance our liquidity needs.

Our long-term capital needs are primarily for capital expenditures and debt repayment and any potential future finance lease payments. Our long-term known and estimated liquidity needs beyond 2026 include scheduled repayments and maturities of long-term debt, forecasted drydock expenditures, debt service costs, operating lease payments, and quarterly common stock dividend distributions. Additional information on our annual scheduled obligations under our debt and operating leases are described in Notes 6 (“Debt”) and 8 (“Operating leases”) to our consolidated financial statements included in Item 18 of this Annual Report. Debt service costs are estimated based on assumed Secured Overnight Financing Rate (“SOFR”) forward curve rates. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, and other debt or equity financings.

We expect that we will rely upon internal and external financing sources, including, cash balances, bank borrowings, lease financings, and the issuance of debt and equity securities, to fund vessel acquisitions or newbuildings and expansion capital expenditures.

Our credit facilities are described in Note 6 (“Debt”) to our consolidated financial statements included in Item 18 of this Annual Report. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. The majority of our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of December 31, 2025, we were in compliance with all covenants relating to our financing facilities.

Our debt facilities typically require us to make interest payments based on SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt. As part of our strategy to minimize financial risk, we may from time to time use interest rate swaps to reduce our exposure to market risk from changes in interest rates; however, we did not have any interest rate swap agreements in effect as of  December 31, 2025 or December 31, 2024.

Cash Flow Data for the Years Ended December 31, 2025 and 2024

In thousands of U.S. Dollars	For the Years Ending December 31,
CASH FLOW DATA	2025	2024
Net cash provided by operating activities	$81,649	160,445
Net cash (used in) investing activities	$(121,003)	(32,973)
Net cash provided by / (used in) financing activities	$39,211	(127,289)

Cash provided by operating activities

Changes in net cash flow from operating activities primarily reflect changes in fleet size, fluctuations in spot tanker rates, changes in interest rates, fluctuations in working capital balances, and the timing and the amount of drydocking expenditures, repairs, and maintenance activities.

For the year ended December 31, 2025, cash flow provided by operating activities was $81.6 million. The movement in net cash provided by operating activities was primarily due to net income of $41.0 million for the year ended December 31, 2025. Non-cash items resulted in an inflow of $44.2 million, which was partially offset by drydock payments of $15.9 million. Working capital changes resulted in an inflow of $12.3 million during the year ended December 31, 2025.

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

Cash (used in) investing activities

For the year ended December 31, 2025, the net cash used in investing activities was $121.0 million. Payments for the acquisition of vessels and vessel equipment were $114.5 million, and advances for vessel equipment were $6.2 million. Payments for other non-current assets were $0.3 million.

For the year ended December 31, 2024, the net cash used in investing activities was $33.0 million. Payments for the acquisition of vessel and vessel equipment were $61.0 million. Proceeds from the sale of the Ardmore Seafarer were $26.8 million. Payments received for equity investments were $1.7 million and payments for other non-current assets were $0.4 million.

Cash provided by / (used in) financing activities

For the year ended December 31, 2025, the net cash provided by financing activities was $39.2 million. Proceeds from our revolving credit facilities totaled $179.5 million and repayments under our revolving credit facilities were $94.9 million. Payment for the full redemption of shares of our Series A Redeemable Preferred Stock was $30.0 million. Payments of cash dividends on our shares of common stock were $12.2 million and the dividend payment on shares of our Series A Preferred Stock was $3.1 million.

For the year ended December 31, 2024, the net cash used in financing activities was $127.3 million. Repayments under our revolving credit facilities totaled $111.2 million and net proceeds from borrowings under our revolving credit facilities were $104.9 million. Payments of cash dividends on our shares of common stock were $45.1 million, and repayments of finance leases were $42.3 million. Payments for the repurchase of our shares of common stock were $17.9 million, and payment for the partial redemption of shares of our Series A Redeemable Preferred Stock was $10.0 million. The dividend payment on shares of our Series A Preferred Stock was $3.8 million. Repayments of long-term debt amounted to $1.7 million, and payments for deferred finance fees were $0.2 million.

Capital Expenditures

Drydocking

Eleven of our vessels completed drydocking special surveys in 2025. The drydocking schedule through December 31, 2029 for our vessels that were in operation as of December 31, 2025 is as follows:

	For the Years Ending December 31,
	2026	2027	2028	2029
Number of vessels in drydock (excluding in-water surveys)	—	3	7	1

We intend to continue to seek to stagger drydockings across the fleet. As our fleet matures, our drydocking expenses are likely to increase. Ongoing costs for compliance with environmental regulations and society classification surveys (including ballast water treatment systems) are a component of our vessel operating expenses.

Fleet Expansion

Our growth strategy focuses on expanding our fleet through second-hand vessel acquisitions and newbuildings. We intend to continue exploring opportunities across both of these areas.

Upgrades

We intend to continue our investment program for vessel upgrades where feasible to maintain operational efficiency, optimum commercial performance, and preservation of asset value.

Dividends

Pursuant to our capital allocation policy, our board of directors declared the following cash dividends in 2024 and 2025:

Fiscal Quarter	Dividend Amount (Per Common Share)	Date of Payment
First Quarter of 2024	$0.31	June 14, 2024
Second Quarter of 2024	$0.38	September 13, 2024
Third Quarter of 2024	$0.18	December 13, 2024
Fourth Quarter of 2024	$0.08	March 14, 2025
First Quarter of 2025	$0.05	June 13, 2025
Second Quarter of 2025	$0.07	September 12, 2025
Third Quarter of 2025	$0.10	December 12, 2025
Fourth Quarter of 2025	$0.09	March 13, 2026

The declaration and payment of dividends is subject to the discretion of our board of directors.

C. Research and Development, Patent, and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which primarily depend on the demand and supply dynamics characterizing the tanker market at any given time, and on the size of our fleet. The oil tanker industry has been highly volatile in recent years, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity and, more recently, from disruptions and trading pattern changes related to the U.S., Israel-Iran conflict, disruptions in shipping transit via the Strait of Hormuz, the Hamas-Israel conflict, attacks on merchant vessels in the Red Sea area by Houthi rebels in Yemen the Russia-Ukraine conflict, and the recent seizures by the U.S. of certain oil tankers calling on Venezuelan ports.

For other trends affecting our business, please see the other discussions above in this Item 4 (“Information on the Company — Business Overview — The International Product and Chemical Tanker Industry”) and Item 5 (“Operating and Financial Review and Prospects”).

E. Critical Accounting Estimates

In the application of our accounting policies, which are prepared in conformity with U.S. GAAP, we are required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities, and revenue and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition. Revenue, net is generated from spot charter arrangements and time charter arrangements.

Spot charter arrangements

In our spot charter arrangements, the charterer hires a vessel to transport a specific agreed-upon cargo for a single voyage that are generally short in duration (less than three months), which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The contract generally has standard payment terms of freight paid within three to seven business days after completion of loading.

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

Time charter arrangements

From time to time the Company enters into time charter arrangements, which are for a specified period of time, and key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer. In time charter arrangements, the Company is responsible for the crewing, maintenance, and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs.

As the charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the charterer is also responsible for costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the right to use the vessel is transferred to the charterer during the specified time charter period. Accordingly, time charters are considered operating leases and the Company applies guidance for lessors in FASB Accounting Standards Codification 842 - Leases (“ASC 842”). The Company has elected to apply the practical expedient under ASC 842, which allows lessors to account for lease and non-lease components as a single lease component when certain criteria are met. Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

Share-based compensation.  We may grant share-based payment awards, such as restricted stock units (“RSUs”) and stock appreciation rights (“SARs”), as incentive-based compensation to certain employees and directors. We granted to certain employees, directors, and officers SARs prior to 2022. No SARs were granted during 2025 or outstanding at December 31, 2025. We granted RSUs to certain directors and officers prior to 2023. We granted Time-Based RSUs (“TRSUs”) and Performance-Based RSUs (“PRSUs”) to certain officers and directors in 2023, 2024, and 2025. Our TRSUs vest based on continued service; our PRSUs vest based on continued service and market conditions based on our relative total shareholder return (“TSR”).

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

Undiscounted future cash flows are determined by applying various assumptions regarding future revenue net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire, and scrap values, and taking into account historical market and Company specific revenue data as discussed above, and also considering other external market sources, including analysts’ reports and freight forward agreement curves. Projected future charter rates are the most significant and subjective assumption that management uses for its impairment analysis.

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

At December 31, 2025, no vessels were classified as held for sale. MR charter rates remained at elevated levels during 2025 as a result of market recovery due to strong market fundamentals and geopolitical disruptions.

In addition, we have determined that as of December 31, 2025, the aggregate fair market price of our owned vessels was $816.5 million, based on the average of vessel valuations as obtained from two independent brokers, while the aggregate net book value (“NBV”) of our owned vessels was $638.1 million.

We believe that 24 of our 25 owned vessels’ basic market values exceeded their carrying values as of December 31, 2025. One of our vessels net book value exceeded its market value as of December 31, 2025. We believe that the future undiscounted cashflows expected to be earned by this vessel will exceed the vessel’s carrying value as of December 31, 2025 and accordingly, have not recorded an impairment charge. All 22 of our owned vessels as of December 31, 2024 exceeded their carrying values.

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

Item 6. Directors, Senior Management, and Employees

A. Directors and Senior Management

Set forth below are the names, ages, and positions of our directors and executive officers. Our board of directors currently consists of seven directors. Each director elected holds office for a three-year term or until his or her successor has been duly elected and qualified, except in the event of the director’s death, resignation, removal, or the earlier termination of the director’s term of office. The term of office of each director is as follows: Class I directors serve for a term expiring at the 2026 annual meeting of shareholders, Class II directors serve for a term expiring at the 2027 annual meeting of shareholders, and Class III directors serve for a term expiring at the 2028 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda.

Name	Age	Class	Position
Mr. Mats Berglund	63	I	Director, Chair of the Talent and Compensation Committee, Member of the Nominating and Corporate Governance Committee, and the Sustainability Committee

Mr. James Fok	46	III	Director, Member of the Audit Committee, and the Nominating and Corporate Governance Committee

Mr. Robert Gaina	47	N/A	Chief Operating Officer*

Mr. Bart Kelleher	51	II	President, Secretary, and Director

Mr. Curtis McWilliams	70	III	Chair of the Board, Chair of the Nominating and Corporate Governance Committee, Member of the Talent and Compensation Committee, and the Audit Committee

Ms. Aideen O'Driscoll	39	N/A	Senior Vice President and Senior Director of Corporate Services

Mr. Gernot Ruppelt	44	I	Chief Executive Officer and Director

Mr John Russell	44	N/A	Chief Financial Officer

Dr. Kirsi Tikka	69	I	Director, Chair of the Sustainability Committee and Member of the Talent and Compensation Committee

Ms. Helen Tveitan de Jong	58	II	Director, Chair of the Audit Committee and Member of the Sustainability Committee

*Appointed to current position as of January 1, 2026.

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

James Fok has been a director of Ardmore since January 2023. Mr. Fok is the Chief Commercial Officer of CMU OmniClear Limited and has more than 25 years of experience in financial services. From 2012 until 2021 he served as a senior executive at Hong Kong Exchanges and Clearing, a Hong Kong-listed operator of exchanges and clearing houses. Previously, Mr. Fok was an investment banker with multiple bulge bracket firms in both Europe and Asia. He has served on a wide range of public and private sector boards and committees, and currently serves as Vice Chairman of the International Securities Services Association. Mr. Fok holds a BA (Hons) in Law and Chinese from the School of Oriental & African Studies of the University of London and is a Distinguished Nonresident Fellow of Hong Kong’s Centre on Contemporary China and the World.

Robert Gaina was appointed Chief Operating Officer at Ardmore effective January 1, 2026. Since joining Ardmore in Cork, Ireland in 2015, Mr. Gaina has held several positions with Ardmore, including as Senior Vice President, Commercial, where he oversaw the company’s chartering activities and commercial operations, leading the Commercial Operations department, where he played a key role in optimizing fleet performance and commercial strategy, and serving as Cargo Operation Manager. Prior to transitioning ashore, Mr. Gaina had a distinguished seafaring career. A graduate of the Maritime Academy Mircea cel Bătrân (Class of 2002), he spent over a decade sailing on chemical and oil tankers, including five years as Master Mariner. Mr. Gaina earned a Global Executive MBA from Rotterdam School of Management in 2024.

Bart Kelleher has served as President and a Director of Ardmore since 2024. He joined Ardmore in 2022 as Chief Financial Officer and served in such position until June, 2025. He has nearly 30 years of progressive experience in the maritime, finance, energy, and industrials sectors. From 2016 to 2022, Mr. Kelleher held executive roles with Chembulk Tankers, an owner and operator of stainless-steel chemical tankers, serving as Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer. From 2010 to 2015, he was the Chief Operating Officer of Principal Maritime Management, which owned and operated a fleet of Suezmax crude carriers and chemical tankers, where he also functioned as acting Chief Financial Officer during the company's start-up and initial growth phases. In addition to his executive experience in the maritime energy transportation sector, Mr. Kelleher has held roles in investment banking, commercial banking, equity research, and capital markets in the maritime and energy-related industries at Bear Stearns and HSH Nordbank. Earlier in his career, he served as a deck officer onboard US-flag crude oil tankers and held management positions in both the cruise industry and with a leading naval architecture firm. Mr. Kelleher holds an MBA from Columbia Business School, an MS in Ocean Systems Management from Massachusetts Institute of Technology, and a BE in Naval Architecture from New York Maritime College. Mr. Kelleher serves as a Director of Element 1 Corp, a developer of methanol to hydrogen technology, and as an advisory board member to OrbitMI, an innovative technology firm offering advanced AI-based fleet performance management solutions.

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

Aideen O’Driscoll was appointed in 2023 as Ardmore’s Senior Vice President and Senior Director of Corporate Services, with responsibility for human resources, office management, and project management. Ms. O’Driscoll joined Ardmore in June 2015 as Legal Associate, before being appointed to the role of Director of Human Resources in 2019. Prior to Ardmore, Ms. O’Driscoll spent five years practicing as a commercial conveyancing and banking solicitor. Ms. O’Driscoll holds a Bachelor of Civil Law and an LLM Master’s Degree in Law, both from University College Cork. Ms. O’Driscoll was admitted to the Roll of Solicitors in 2013 and has completed an Executive MBA with Cork University Business School. Ms. O’Driscoll is a member of the steering committee of the Diversity Study Group, promoting greater equality, diversity, and inclusion in the shipping industry.

Gernot Ruppelt has served as Chief Executive Officer and a Director of Ardmore since September 2024. Prior to his appointment as Chief Executive Officer, he served as Chief Commercial Officer at Ardmore. In that role Mr. Ruppelt developed and led Ardmore’s global trading platform and commercial strategy since joining Ardmore in 2013. Mr. Ruppelt has 25 years of experience across multiple sectors in the maritime industry and acquired extensive international exposure having worked in five countries across three continents throughout his career. Before joining Ardmore, Mr. Ruppelt was a Tanker Projects Broker with Poten & Partners in New York. Previously, he held various roles up to Trade Manager for AP Moller – Maersk and Maersk Broker in the United States, Europe and Asia.

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

John Russell was appointed Chief Financial Officer of Ardmore on July 1, 2025. He has been with Ardmore since 2018, previously serving as Director of Finance. From 2011 to 2018 Mr. Russell held various roles at Flex Ltd., a Nasdaq-listed manufacturing and supply chain company, with postings in both Ireland and the U.S., across accounting, finance, and operations. Prior to this, he worked as an analyst at ESB International, a utilities company, and at Deloitte. He holds a Bachelor of Science in Finance from University College Cork and a Master of Science in Financial Services from the University of Limerick, is a Fellow of the Institute of Chartered Accountants Ireland, and completed the Chief Financial Officer Programme at London Business School.

Kirsi Tikka has served as a director since September 2019. Dr. Tikka serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. Dr. Tikka chaired the U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects, and was a member of the U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organizations, reports published in 2022. She is a Fellow of the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects and formerly a Trustee of Webb Institute. Dr. Tikka has over 30 years of shipping experience having retired from the American Bureau of Shipping Classification Society (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley and a Master’s degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.

Helen Tveitan de Jong has served as a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 23 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University in 1992. Ms. Tveiten de Jong serves as a non-executive director of Anthony Veder N.V. From 2021 to 2024, Ms. Tveitan de Jong served as an independent non-executive director of Taylor Maritime Investments Limited, an internally managed investment company listed on the premium segment of the London Stock Exchange.

B. Compensation of Directors and Senior Management

We paid $4.3 million in aggregate cash compensation to members of our senior management who served in such capacities during 2025, including Mark Cameron, who retired as our Executive Vice President and Chief Operating Officer effective December 31, 2025. For 2025, each of our non-employee directors annually received cash compensation in the aggregate amount of $65,000, plus an additional fee of $65,000 for a director serving as Chair of the Board, $20,000 for a director serving as Chair of the Audit Committee, $15,000 for each director serving as Chair of other committees, $10,000 for each member of the Audit Committee, and $5,000 for each member of other standing committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We paid $0.5 million in aggregate compensation to our directors for 2025.

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

Equity Incentive Plan

We currently have an equity incentive plan, the 2013 Equity Incentive Plan (as amended and restated) (the “Plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock, and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the Plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock available for grant under the Plan is 5 million shares. The Plan is administered by the Talent and Compensation Committee of our board of directors.

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

The plan administrator may grant shares of restricted stock and awards of restricted stock units (“RSUs”) subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Upon vesting of RSUs, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of RSUs.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the Plan and the plan administrator may amend outstanding awards, provided that, subject to certain exceptions set forth in the Plan, no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of the grantee.

Shareholder approval of Plan amendments may be required under certain circumstances. Unless terminated earlier by our board of directors, the Plan will expire ten years from the date the plan is adopted.

Stock Appreciation Rights (“SARs”)

As of December 31, 2025, no SARs were outstanding under our 2013 Equity Incentive Plan (as amended and restated). No SAR awards were granted during the years ended December 31, 2025, 2024, and 2023.

Restricted Stock Units (“RSUs”)

RSUs were the only type of equity awarded during 2025 under the plan. On March 1, 2025, a total of 123,080 Time-Based RSUs (“TRSUs”) were granted to certain members of management that will vest in three equal annual tranches from the date of grant. On March 1, 2025, a total of 51,537 Performance-Based RSUs (“PRSUs”) were granted to certain members of management that will vest in one tranche on March 1, 2028, subject to the grantee’s continued employment and market conditions based on the Ardmore’s relative total shareholder return (“TSR”).

On June 17, 2025, a total of 47,401 TRSUs were granted to certain of our directors that will vest in twelve months from the date of grant.

Under a TRSU award, the grantee is entitled to receive a share ofArdmore’s common stock for each TRSU at the end of the vesting period. Payments under PRSUs are dependent on achievement of Ardmore’s TSR. Payment under an RSU award will be made in the form of shares of our common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Please see Note 15 “Share-based compensation” to our consolidated financial statements included in this Annual Report for additional information about our equity-based awards.

C. Board Practices

Our board of directors currently consists of seven directors, all of whom, other than our Chief Executive Officer, Gernot Ruppelt, and our President, Bart Kelleher, have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and, for members of the Audit Committee the rules and regulations of the SEC. Our board of directors has instituted a policy of holding executive sessions of non-management directors following each regularly scheduled meeting of the full Board.

Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis McWilliams, the Chair of the Board.

Our Audit Committee consists of Helen Tveitan de Jong, as Chair, Curtis McWilliams, and James Fok. Each member of our Audit Committee is financially literate under the current listing standards of the New York Stock Exchange and the SEC. Our board of directors has determined that Ms. Tveitan de Jong, qualifies as an Audit Committee financial expert. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors, and oversees our financial reporting procedures and the adequacy of our internal accounting controls.

The Nominating and Corporate Governance Committee consists of Curtis McWilliams as Chair, Mats Berglund, and James Fok. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointments to board committees and advising the board with regard to corporate governance practices. Our shareholders may also nominate directors in accordance with the procedures set forth in our bylaws.

The Talent and Compensation Committee consists of Mats Berglund, as Chair, and Curtis McWilliams, and Kirsi Tikka. The Talent and Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

The Sustainability Committee consists of Kirsi Tikka, as Chair, and Mats Berglund and Helen Tveitan de Jong. The Sustainability Committee oversees and advises on all matters related to corporate sustainability, including environmental, social, and energy transition matters.

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

D. Employees

As of December 31, 2025, approximately 940 seagoing staff serve on the vessels that we manage and 57 full-time staff served on shore. This compares with 880 seafarers and 56 full-time staff on shore as of December 31, 2024. Many of our seafarers employed by our ship manager are unionized under various jurisdictions and are employed under various collective bargaining agreements that expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

We have entered into employment agreements with five of our executives: Robert Gaina, our Chief Operating Officer; Bart Kelleher, our President; Aideen O’Driscoll, our Senior Vice President and Director of Corporate Services; Gernot Ruppelt, our Chief Executive Officer; and John Russell, our Chief Financial Officer. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements include compensation provisions and one-year non-solicitation and non-compete clauses following the cessation of the employee’s employment with us.

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Common Shareholders and Related Party Transactions

A. Major Common Shareholders

The following table sets forth information regarding beneficial ownership, as of March 6, 2026 (except as otherwise noted), of our common stock by:

●	each person or entity known by us to beneficially own 5% or more of our common stock; and
●	all our current directors and executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer, or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose.

Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after March 6, 2026 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
BlackRock Inc.(2)	2,654,246	6.5%
Dimensional Fund Advisors LP(3)	2,428,218	6.0%
Scorpio Holding Limited(4)	2,304,112	5.6%
Alder Tree Investments II BV(5)	2,035,567	5.0%
All directors and executive officers as a group(6)(7)	438,694	1.1%
(1)	Based on 40,802,614 shares of common stock outstanding on March 6, 2026.
(2)	This information is based on the Form 13F filed with the SEC on February 12, 2026. According to this Form 13F, BlackRock Inc. possessed sole investment discretion over 2,654,246 shares, sole voting power over 2,498,432 shares and no voting power over 155,814 shares.
(3)	This information is based on the Form 13F filed with the SEC on February 12, 2026. According to this Form 13F, Dimensional Fund Advisors possessed sole investment discretion over 2,337,186 shares, shared investment discretion over 91,032 shares, sole voting power over 2,297,336 shares, shared voting power over 91,032 shares and no voting power over 39,850 shares.
(4)	This information is based on the Schedule 13G filed with the SEC on July 31, 2023. According to this Schedule 13G, Scorpio Holdings Limited and Annalisa Lolli-Ghetti possessed shared voting and dispositive power over 2,304,112 shares.
(5)	This information is based on the Schedule 13G filed with the SEC on December 23, 2022. According to this Schedule 13G, Alder Tree Investments II BV possessed sole voting and dispositive power over 2,035,567 shares.
(6)	Includes 86,381 RSUs that have not vested as of March 6, 2025 but are due to vest before May 6, 2025 (60 days after March 6, 2025)
(7)	Each director and executive officer beneficially owns less than 1% of the outstanding shares of our common stock.

As of March 6, 2026, we had three shareholders of record located in the United States, one of which is CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 40,788,687 shares of our common stock, representing approximately 99.97% of our outstanding shares of common stock. We believe that the shares held by CEDE & CO. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

B. Related Party Transactions

We have a 50%-owned joint venture entity, AASML, owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. We have entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to our 25 owned vessels as of December 31, 2025 (2024: 22 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

See Item 18.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that we believe would reasonably be expected to have a material effect on our business, financial position, results of operations, or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. However, insurance coverage is subject to deductibles, limits and exclusions. Any claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Capital Allocation Policy

Our capital allocation policy sets out our priorities among fleet maintenance, financial strength, accretive growth and, returning capital to shareholders.

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

There is no guarantee that we will pay any future dividends to our shareholders. The declaration of any dividends is subject at all times to the discretion of our board of directors. In addition, our board of directors may change or terminate our dividend policy or capital allocation policy at any time. For more information about our dividend policy, as well as certain risks and restrictions relating to our ability to pay any dividends in the future, please see Item 3 “Risk Factors – Risks Related to an Investment in Our Securities –The amount of quarterly dividends we may pay under our dividend policy will vary from period to period, and we may be unable to pay dividends on our common shares.”

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

The rights, preferences, and restrictions attaching to our shares of common stock are described in Exhibit 2.2 (Description of Capital Stock) of this Annual Report.

There are no limitations on the rights to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.

C. Material Contracts

Attached or incorporated by reference as exhibits to this Annual Report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions of our credit facilities are included in Note 6 (“Debt”) to our consolidated financial statements included in this Annual Report. Other than these contracts, we have not entered into any other material contracts in the two years immediately preceding the date of this Annual Report, other than contracts entered into in the ordinary course of business.

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

You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local, or foreign law of the ownership of common stock.

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

We believe that we satisfy the Publicly Traded Test for our 2025 taxable year and therefore qualify for an exemption from tax under Section 883. We anticipate that we will continue to satisfy the Publicly Traded Test but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate circumstances under which we would not be able to satisfy the 50% Ownership Test.

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

The Treasury Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (“trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). We believe that we satisfy the trading frequency and trading volume tests with respect to the 2025 taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

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

We believe that we satisfy the Publicly Traded Test for the 2025 taxable year and were not subject to the 5% Override Rule, and we intend to take that position on our 2025 U.S. federal income tax return. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption for any future taxable year. For example, there is a risk that we could no longer qualify for Section 883 exemption for a particular taxable year if one or more 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Given the factual nature of the issues involved, we can give no assurances in regard to our or our subsidiaries’ qualification for the Section 883 exemption.

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

Sale, Exchange, or Other Disposition of Common Shares

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Operational risk

We are exposed to operating costs arising from various vessel operations. Key areas of operating risk include drydockings, repair costs, insurance, piracy, and fuel prices. Our risk management includes various strategies for technical management of drydockings and repairs coordinated with a focus on measuring cost and quality. Our modern fleet helps to minimize the risk. Given the potential for accidents and other incidents that may occur in vessel operations, the fleet is insured against various types of risk. We have established a set of countermeasures in order to minimize the risk of piracy attacks during voyages, particularly through regions which the Joint War Committee or our insurers consider high risk, or which they recommend monitoring, to make the navigation safer for sea staff and to protect our assets. The price and supply of fuel is unpredictable and can fluctuate from time to time. We periodically consider and monitor the need for fuel hedging to manage this risk.

Foreign exchange risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and as a result there is a transactional risk to us that currency fluctuations will have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and did not enter into any derivative contracts for either transaction or translation risk during the year ended December 31, 2025.

Interest rate risk

We are exposed to the impact of interest rate changes, primarily through borrowings that require us to make interest payments based on the Cumulatively Compounded SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may from time to time enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so. We were not party to any swap agreements relating to interest rate risk during the year ended December 31, 2025.

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

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the year ended December 31, 2025 by $0.5 million (2024: $0.2 million) using the average long-term debt balance and actual interest incurred in each period.

Concentration of credit risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN and Nordea, and in short-term funds (with a credit risk rating of at least AA) managed by BlackRock, State Street Global Advisors, and JPMorgan Asset Management. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk and credit concentration risk. As of December 31, 2025 our 26 vessels in operation were employed with 16 different charterers.

The following table presents consolidated revenues for charterers that accounted for more than 10% of our consolidated revenues during the years presented:

	For the years ended December 31
In thousands of U.S. Dollars	2025	2024	2023
Charterer A	36,030	28,132	*
* None over 10%

Liquidity risk

Our principal objective in relation to liquidity is seeking to ensure that we have access, at minimum cost, to sufficient liquidity to enable us to meet our obligations as they fall due and to provide adequately for contingencies. Our policy is to manage our liquidity by strict forecasting of cash flows arising from or expenses relating to voyage and time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead, and servicing of debt.

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

Geopolitical Factors

Please see “Item 5. Operating and Financial Review and Prospects—Recent Developments—“Geopolitical Conflicts” and “--Geopolitical and Economic Uncertainty” in this Report for information about risks to us and our business relating to, among other things, the U.S., Israel-Iran conflict, the Israel-Hamas conflict, the Russia-Ukraine conflict, and geopolitical and economic uncertainty, including tariffs and port fees.

Please see “Item 3. Key Information--Risk Factors” for information about risks to us and our business relating to political instability, terrorist or other attacks, conflict or international hostilities.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2025, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations in Internal Control Integrated Framework (2013).

Management’s evaluation as of December 31, 2025 included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2025.

C. Attestation Report of the Independent Registered Public Accounting Firm

The independent registered public accounting firm, Deloitte & Touche LLP, that audited our consolidated financial statements as of and for the year ended December 31, 2025 and included in this Annual Report, has issued an attestation report on our internal control over financial reporting which is provided on page F-2.

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

Item 16.B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors, chief executive officer, chief financial officer, principal accounting officer, and other key management personnel. The code is available for review on our website at www.ardmoreshipping.com.

Item 16.C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2025 and 2024 were Deloitte & Touche LLP (PCAOB ID No. 34).

Audit Fees

The audit fees, including related expenses, for the audit of the years ended December 31, 2025 and 2024 were $0.6 million and $0.6 million, respectively.

Audit-Related Fees

There were no audit-related fees relating to work performed by our principal accountants in 2025 or 2024.

Tax Fees

There were no tax fees billed by our principal accountants in 2025 or 2024.

All Other Fees

There were no other fees billed by our principal accountants in 2025 or 2024.

Audit Committee

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation, and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence.

The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2025 and 2024.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 5, 2023, our Board of Directors announced a new share repurchase plan (the “2023 Repurchase Plan”), pursuant to which we may purchase up to $50 million of our common shares in the open market or through privately-negotiated transactions, at times and prices that we consider to be appropriate. We are not obligated under the terms of the 2023 Repurchase Plan to repurchase any shares, and may at any time suspend, delay or discontinue the 2023 Repurchase Plan. During the year ended December 31, 2024, we repurchased 1,556,203 shares under our 2023 Repurchase Plan, at a weighted-average price of $11.49 per share (including fees and commission of $0.03 per share) for a total of $17.9 million. We repurchased all of these shares during December 2024. We did not repurchase any shares of our common stock during the year ended December 31, 2025. The total remaining share repurchase authorization under the 2023 Repurchase Plan at December 31, 2025 was $32.1 million.

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

We, as a foreign private issuer, are not required to comply with certain corporate governance practices followed by U.S. companies under the New York Stock Exchange (“NYSE”) listing standards. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE practices applicable to U.S. companies, such as having a majority of independent directors, establishing a Compensation Committee and a Nominating and Corporate Governance Committee each composed of independent directors, adopting corporate governance guidelines, and holding regular executive meetings of non-management directors.

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

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.J. Insider Trading Policies

We have adopted an insider trading policy and procedures applicable to all directors, executive officers, employees, agents, and consultants of us and our subsidiaries, and certain of their family members and controlled entities, and have implemented processes for us that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. Our insider trading policy prohibits insider trading when a person covered by the policy is aware of material nonpublic information and restricts trading in our securities during predetermined blackout periods, among other things. In addition, our insider trading policy requires pre-clearance of transactions in our securities. The foregoing summary of our insider trading policy and procedures does not purport to be complete and is qualified by reference insider trading policy which is filed as Exhibit 11.1 to this Annual Report.

Item 16.K. Cybersecurity

We recognize the importance of safeguarding our operations, assets, and stakeholders' interests. Technology plays an important role in our operations and in supporting our strategic objectives. It is crucial that we can timely identify cybersecurity threats and proceed to mitigate and respond to such threats quickly and efficiently.

Risk Management and Strategy

We have instituted a framework of policies and procedures designed to assess, identify, respond to, and mitigate cybersecurity risks and events.

Central to this framework is a Security Information and Event Management (SIEM) and System Operations Center (SOC) solution, which is managed by a third-party partner. This solution constitutes the bulk of our cybersecurity management system. The SIEM technology aggregates, analyzes, and reports on security data from various sources, with the objective of providing real-time monitoring and alerting of cybersecurity threats and compliance reporting. The SOC is a centralized team of third-party security analysts who monitor the SIEM, analyze the SIEM data, and seek to protect us against cybersecurity threats. Our SIEM and SOC provider has been in business for over 20 years and was selected by us based upon the caliber of its existing client base, which includes blue chip companies and government agencies.

We discuss cybersecurity with key third party service providers to understand their cybersecurity measures and to seek to identify any vulnerabilities which may create risk for us.

We supplement our SIEM and SOC with our Disaster Recovery Plan, which comprises a data backup practice designed to provide recovery of critical data, reducing the risk of data loss due to system failures, cyberattacks, or natural disasters. We enhance our cybersecurity defenses through, among other things: providing periodic employee training, education, and awareness programs and initiatives that are designed to enhance employee awareness of how to detect, avoid and respond to cybersecurity risks and events; implementing firewalls to increase the protection of our network against unauthorized or harmful network traffic that breaches our security protocols; using data security protocols in seeking to limit access to data based on  what is necessary and authorized for an individual’s specific role; and employing endpoint security measures such as advanced malware protection and data loss prevention tools, designed to detect, thwart, and mitigate potential vulnerabilities and attacks.

Governance

Management

Our cybersecurity risk management program, including our relationship and interactions with the SIEM and SOC third-party provider, is managed internally by our Director, Innovation, relying on the expertise of a third-party information technology (IT) consultant who has worked with us since 2010. Our consultant has over 25 years of experience in IT and IT security. Our SIEM and SOC provider reports to the IT consultant monthly and communicates immediately should any issue arise.

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

Management provides our Board of Directors with an annual cybersecurity update, with the assistance and participation of our third-party IT consultant and our SIEM and SOC provider. These updates present an overview of our cybersecurity framework and provide an opportunity to address any questions or concerns the Board may have.

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
4.1

2013 Equity Incentive Plan (as amended and restated) (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (Registration Number 333-281879), filed with the SEC on August 30, 2024).

4.2

Open Market Sales Agreement, dated as of August 30, 2024, among the Company and Evercore Group L.L.C. and DNB Markets, Inc (incorporated herein by reference to Exhibit 1.1 to the Company’s Form F-3 (Registration Number 333-281870) filed with the SEC on August 30, 2024).

4.3

Amended and Restated, Revolving and Accordion Facilities, dated March 13, 2024 by and among Fitzroy Shipco LLC, Bailey Shipco LLC, Cromarty Shipco LLC, Dogger Shipco LLC, Lundy Shipco LLC, Viking Shipco LLC, Tramore Shipco LLC, Ardmore Shipping LLC, the Company, ABN Amro Bank N.V and Crédit Agricole Corporate and Investment Bank (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed with the SEC on March 7, 2025).

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
97

Incentive Compensation Recovery Policy adopted on September 27, 2023 (incorporated herein by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F filed with the SEC on March 7, 2025).

101*

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline XBRL:

(i) Consolidated Balance Sheets as of December 31, 2025 and 2024;

(ii) Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023;

(iii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2025, 2024 and 2023;

(iv) Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2025, 2024 and 2023;

(v)  Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and

(vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed herewith

** Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARDMORE SHIPPING CORPORATION

	By:	/s/ Gernot Ruppelt
Gernot Ruppelt
Chief Executive Officer
(Principal Executive Officer)

Date: March 6, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARDMORE SHIPPING CORPORATION

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ardmore Shipping Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ardmore Shipping Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in redeemable preferred stock and stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

Determination of Vessel Asset Impairment Indicators — Refer to Note 2.15 to the financial statements.

Critical Audit Matter Description

The Company’s evaluation of vessel assets for impairment involves an initial assessment of each vessel asset to determine whether events or changes in circumstances exist that may indicate that the carrying amounts of vessel assets are no longer recoverable. Total Vessels and vessel equipment, net as of December 31, 2025, were $638 million.

Possible indicators of impairment may include events or changes in circumstances affecting the legal environment, the business climate, market value, extent or manner of use, and physical condition of the vessel asset. When events or changes in circumstances exist, the Company evaluates its vessel assets for impairment by comparing undiscounted future cash flows expected to be generated over the life of each vessel asset to the respective carrying amount. If the Company’s estimate of undiscounted future cash flows for any vessel asset for which indicators of impairment exist is lower than the vessel asset’s carrying value, and the vessel’s carrying value is greater than its fair value, the carrying value is written down, by recording a charge to operations, to the vessel asset’s fair value as provided by third parties.

The Company makes significant assumptions to evaluate vessel assets for possible indicators of impairment. Changes in these assumptions could have a significant impact on the vessel assets identified for further analysis. For the year ended December 31, 2025, no impairment loss has been recognized on vessel assets.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of vessel assets for possible indicators of impairment included the following, among others:

●	We tested the effectiveness of the controls over management’s identification of possible events or changes in circumstances that may indicate that the carrying amounts of vessel assets are no longer recoverable, including controls over management’s assessment of the legal environment, the business climate, market value, extent or manner of use, and physical condition of the vessel asset.

●	We evaluated management’s impairment analysis by:

o	Testing vessel assets for possible indicators of impairment, including searching for adverse asset-specific and/or market conditions.

o	Developing an independent expectation of certain impairment indicators and comparing such expectation to management’s analysis.

o	Obtaining from the Company’s management the vessel assets impairment indicators analysis and the assumptions used in the legal environment, the business climate, market value, extent or manner of use, and physical condition of the vessel asset, and considered the consistency of the assumptions used with evidence obtained in other areas of the audit. This included, among others, 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

/s/ Deloitte & Touche LLP

New York, New York

March 6, 2026

We have served as the Company's auditor since 2019.

Ardmore Shipping Corporation

Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars, except shares and per share information)

		As of December 31
	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents		46,845	46,988
Receivables, net of allowance for bad debts of $1.3 million (2024: $1.9 million)		47,537	60,871
Prepaid expenses and other assets		3,687	4,298
Advances and deposits		4,869	3,084
Inventories		8,912	11,308
Total current assets		111,850	126,549

Non-current assets
Investments and other assets, net of accumulated depreciation of $2.7 million (2024: $2.5 million)	4	4,983	5,236
Vessels and vessel equipment, net of accumulated depreciation of $298.1 million (2024: $264.4 million)		638,123	545,594
Deferred drydock expenditures, net of accumulated amortization of $31.3 million (2024: $25.8 million)		27,068	14,252
Advances for vessel equipment		—	4,845
Deferred finance fees, net		4,920	2,746
Operating lease, right-of-use assets	8	1,780	5,577
Total non-current assets		676,874	578,250

TOTAL ASSETS		788,724	704,799

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		5,066	6,070
Accrued expenses and other liabilities	5	18,585	18,313
Deferred revenue		1,598	482
Current portion of operating lease obligations	8	598	4,965
Total current liabilities		25,847	29,830

Non-current liabilities
Non-current portion of long-term debt	6	127,000	38,796
Non-current portion of operating lease obligations	8	1,272	476
Other non-current liabilities		268	273
Total non-current liabilities		128,540	39,545

TOTAL LIABILITIES		154,387	69,375

Commitments and contingencies (note 17)

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	9	—	27,782
Total redeemable preferred stock		—	27,782

Stockholders' equity
Common stock ($0.01 par value, 225,000,000 shares authorized, 44,307,697 issued and 40,731,441 outstanding as of December 31, 2025 and 44,031,496 issued and 40,455,240 outstanding as of December 31, 2024)		443	440
Additional paid in capital		478,619	475,812
Treasury stock (3,576,256 shares as of December 31, 2025 and 3,576,256 shares as of December 31, 2024)		(33,524)	(33,524)
Retained earnings		188,799	164,914
Total stockholders' equity		634,337	607,642

Total redeemable preferred stock and stockholders’ equity		634,337	635,424

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY		788,724	704,799

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars, except for shares and per share information)

		For the years ended December 31
	Notes	2025	2024	2023
Revenue, net	3	310,197	405,784	395,978

Voyage expenses		(114,361)	(132,612)	(131,904)
Vessel operating expenses		(66,159)	(60,254)	(59,770)
Charter hire costs
Operating expense component		(9,382)	(11,828)	(10,194)
Vessel lease expense component		(8,632)	(10,883)	(9,380)
Depreciation		(33,849)	(30,244)	(27,817)
Amortization of deferred drydock expenditures		(5,558)	(3,636)	(3,542)
General and administrative expenses
Corporate		(20,361)	(23,439)	(20,565)
Commercial and chartering		(4,712)	(4,601)	(4,676)
Gain on vessels sold	10	—	12,322	—
Unrealized gains / (losses) on derivatives		6	655	(262)
Interest expense and finance costs	11	(6,112)	(6,778)	(11,408)
Loss on extinguishment of debt	11	(469)	—	—
Gain on extinguishment of finance leases	11	—	1,432	—
Interest income		955	1,817	1,818

Income before taxes and equity method investments		41,563	137,735	118,278

Income tax	12	(241)	(215)	(435)
Loss from equity method investments	4	(308)	(4,514)	(1,035)

Net Income		41,014	133,006	116,808

Preferred dividends		(2,724)	(3,660)	(3,400)
Extinguishment of Preferred Stock		(2,218)	(739)	—

Net Income attributable to common stockholders		36,072	128,607	113,408

Net income per share, basic	13	0.89	3.09	2.76
Net income per share, diluted	13	0.88	3.06	2.71
Weighted average number of shares outstanding, basic	13	40,624,604	41,655,701	41,130,089
Weighted average number of shares outstanding, diluted	13	40,812,019	42,041,821	41,821,637

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Consolidated Statements of Comprehensive Income

(Expressed in Thousands of U.S. Dollars)

	For the years ended December 31
	2025	2024	2023
Net Income	41,014	133,006	116,808
Other comprehensive loss, net of tax
Net change in unrealized losses on cash flow hedges	—	—	(1,468)
Other comprehensive loss, net of tax	—	—	(1,468)

Comprehensive Income	41,014	133,006	115,340

Ardmore Shipping Corporation

Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders’ Equity

(Expressed in Thousands of U.S. Dollars and thousands of shares, as applicable)

						Accumulated
	Redeemable Preferred				Additional	other
	Stock		Common Stock		paid in	comprehensive	Treasury	Retained
	Shares	Amount	Shares	Amount	capital	income / (loss)	stock	Earnings	TOTAL
Balance as of January 1, 2023	40	37,043	40,626	426	468,006	1,468	(15,636)	15,135	469,399
Issue of common stock	—	—	678	7	(7)	—	—	—	-
Share-based compensation	—	—	—	—	3,217	—	—	—	3,217
Changes in unrealized gain on cash flow hedges	—	—	—	—	—	(1,468)	—	—	(1,468)
Preferred dividends	—	—	—	—	—	—	—	(3,400)	(3,400)
Common dividends	—	—	—	—	—	—	—	(47,154)	(47,154)
Net income	—	—	—	—	—	—	—	116,808	116,808
Balance as of December 31, 2023	40	37,043	41,304	433	471,216	—	(15,636)	81,388	537,401
Repayment of redeemable preferred stock	(10)	(10,000)	—	—	—	—	—	—	—
Extinguishment of redeemable preferred stock	—	739	—	—	—	—	—	(739)	(739)
Issue of common stock	—	—	707	7	(7)	—	—	—	—
Share-based compensation	—	—	—	—	4,650	—	—	—	4,650
Preferred dividends	—	—	—	—	—	—	—	(3,660)	(3,660)
Common dividends	—	—	—	—	—	—	—	(45,079)	(45,079)
Repurchase of common stock	—	—	(1,556)	—	(47)	—	(17,888)	—	(17,935)
Net income	—	—	—	—	—	—	—	133,006	133,006
Balance as of December 31, 2024	30	27,782	40,455	440	475,812	—	(33,524)	164,914	607,642
Repayment of redeemable preferred stock	(30)	(30,000)	—	—	—	—	—	—	—
Extinguishment of redeemable preferred stock	—	2,218	—	—	—	—	—	(2,218)	(2,218)
Issue of common stock	—	—	276	3	(3)	—	—	—	—
Share-based compensation	—	—	—	—	2,810	—	—	—	2,810
Preferred dividends	—	—	—	—	—	—	—	(2,724)	(2,724)
Common dividends	—	—	—	—	—	—	—	(12,186)	(12,186)
Net income	—	—	—	—	—	—	—	41,014	41,014
Balance as of December 31, 2025	—	—	40,731	443	478,619	—	(33,524)	188,799	634,337

Ardmore Shipping Corporation

Consolidated Statements of Cash Flows

(Expressed in Thousands of U.S. Dollars)

		For the years ended December 31
	Notes	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES

Net income		41,014	133,006	116,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		33,849	30,244	27,817
Amortization of deferred drydock expenditures		5,558	3,636	3,542
Share-based compensation		2,810	4,650	3,217
Gain on vessel sold	10	—	(12,322)	—
Amortization of deferred finance fees		1,007	1,138	1,237
Loss on extinguishment of debt		469	—	—
Gain on extinguishment of finance leases		—	(1,432)	—
Unrealized (gains) / losses on derivatives		(6)	(655)	262
Operating lease ROU - lease liability, net		226	47	52
Loss from equity method investments		308	4,514	1,035
Deferred drydock payments		(15,868)	(6,481)	(12,280)
Changes in operating assets and liabilities:
Receivables		13,334	(4,640)	23,610
Prepaid expenses and other assets		612	49	174
Advances and deposits		(1,785)	3,824	(4,673)
Inventories		2,397	1,250	3,160
Accounts payable		(1,003)	4,054	(4,410)
Accrued expenses and other liabilities		(2,389)	(572)	931
Deferred revenue		1,116	135	(873)
Net cash provided by operating activities		81,649	160,445	159,609

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels		—	26,829	—
Payments for acquisition of vessels and vessel equipment, including deposits		(114,546)	(61,020)	(20,562)
Advances for vessel equipment		(6,173)	—	(4,822)
Payments for other non-current assets		(284)	(432)	(208)
Proceeds / (payments) for equity investments		—	1,650	(1,244)
Net cash (used in) investing activities		(121,003)	(32,973)	(26,836)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities, net		179,493	104,664	—
Repayments of long term debt		—	(1,678)	(84,007)
Repayments on revolving facilities		(94,939)	(111,194)	—
Repayments of finance leases		—	(42,262)	(1,976)
Repurchase of common stock		—	(17,935)	—
Payment of common share dividends		(12,186)	(45,079)	(47,154)
Repayment of preferred stock		(30,000)	(10,000)	—
Payment of preferred share dividends		(3,157)	(3,805)	(3,400)
Net cash provided by / (used in) financing activities		39,211	(127,289)	(136,537)

Net (decrease) / increase in cash and cash equivalents		(143)	183	(3,764)

Cash and cash equivalents at the beginning of the year		46,988	46,805	50,569

Cash and cash equivalents at the end of the year		46,845	46,988	46,805

Cash paid during the period for interest in respect of debt		5,081	4,547	7,957

Cash paid during the period for interest in respect of finance leases	—	1,500	3,718
Cash paid during the period for operating lease liabilities (offices)	928	689	881
Cash paid during the period for operating lease liabilities (time charter-in contracts)	9,147	14,859	13,744
Cash paid during the period for income taxes	391	112	537
Non-cash financing activity. Non cash conversion from term loan to revolving facility	—	44,200	—
Non-cash operating activity: ROU / lease liability increase in respect of time-charter extensions	678	7,327	—
Non-cash financing activity: Accrued preferred dividends	—	433	578
Non-cash investing activity. Movement in accruals during the period in respect of drydocks and capex projects	(3,094)	194	765

The accompanying notes are an integral part of these consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Consolidated Financial Statements

1.   Overview

1.1.   Background

Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”), together with its subsidiaries (collectively the “Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers and the Company operates its business in one operating segment, the transportation of refined petroleum products and chemicals. As of December 31, 2025, the Company had 25 owned vessels and one chartered-in vessel in operation. The average age of the Company’s owned fleet as of December 31, 2025 was 10.9 years.

1.2.   Management and organizational structure

Ardmore was incorporated in the Republic of the Marshall Islands on May 14, 2013. Ardmore commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010.

As of December 31, 2025, Ardmore had (a) 77 wholly owned subsidiaries, a significant number of which represent single ship-owning companies for Ardmore’s fleet, (b) one 50%-owned joint venture, Anglo Ardmore Ship Management Pte. Ltd. ("AASML"), which provides technical management services to the Ardmore fleet, and (c) a 10% equity stake in Element 1 Corp. which is included in Investments and other assets, net in the consolidated balance sheet as of December 31, 2025. Equity investments are disclosed below in Note 4.

Ardmore Maritime Services (Asia) Pte. Limited, a wholly owned subsidiary incorporated in Singapore, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration, and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, perform commercial management and chartering services for the Company.

1.3.   Vessels

As of December 31, 2025, the Company owned and operated a modern fleet of 25 product/chemical vessels (24 with Marshall Island flags and one with a Singapore flag), with a combined carrying capacity of 1,122,770 deadweight tons (“dwt”) and an average age of approximately 10.9 years. As of the same date, the Company had one additional vessel, with a carrying capacity of 47,981 deadweight tons chartered-in under a time charter-in arrangement.

Vessel Name	Type	Dwt	IMO(1)	Built	Country	Specification
Ardmore Purpose*	Product/Chemical	50,192	2/3	Sep-2020	S. Korea	Eco-Design
Ardmore Gibraltar	Product/Chemical	49,999	2/3	Apr-2017	S. Korea	Eco-Design
Ardmore Pursuit*	Product/Chemical	49,709	2/3	Feb-2017	S. Korea	Eco-Design
Ardmore Persistence*	Product/Chemical	49,688	2/3	Jan-2017	S. Korea	Eco-Design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-2015	S. Korea	Eco-Design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-2015	S. Korea	Eco-Design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-2015	S. Korea	Eco-Design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-2015	S. Korea	Eco-Design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-2014	S. Korea	Eco-Design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-2014	S. Korea	Eco-Design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-2014	S. Korea	Eco-Design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-2014	S. Korea	Eco-Design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-2014	S. Korea	Eco-Design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-2014	S. Korea	Eco-Design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-2013	S. Korea	Eco-Design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-2013	S. Korea	Eco-Design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-2013	S. Korea	Eco-Design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-2013	S. Korea	Eco-Design
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-2013	S. Korea	Eco-Design
T Matterhorn**	Product/Chemical	47,981	-	Dec-2010	Japan	Eco-Mod
Ardmore Defender	Product/Chemical	37,791	2	Feb-2015	S. Korea	Eco-Design
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-2015	S. Korea	Eco-Design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-2015	Japan	Eco-Design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-2015	Japan	Eco-Design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-2015	Japan	Eco-Design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-2015	Japan	Eco-Design
Total	26	1,170,751

(1) International Maritime Organization (“IMO”) cargo classification.

*Acquired during 2025

**Time chartered-in vessel

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

2.2.   Uses of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydocking dates, the selection of useful lives for vessels, vessel valuations, residual value of vessels, expected future cash flows from vessels to support vessel impairment tests, provisions necessary for receivables from charterers, the selection of inputs used in the valuation model for share-based payment awards, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable. Actual results could differ from those estimates.

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

2.4.   Recently issued accounting pronouncements

Recently adopted

On March 21, 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-01, Compensation – Stock Compensation (Topic 718) which clarifies how an entity determines whether a profits interest or similar award is (1) within the scope of Accounting Standard Codification (“ASC”) 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. In May 2025, the FASB issued Accounting Standards Update 2025-04, Compensation – Stock Compensation (Topic 718), to clarify share-based payments given to customers. ASU 2024-01 is effective for public business entities for annual periods beginning after December 15, 2024.

On December 14, 2023, the FASB issued Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted

Issued but not yet effective

On November 4, 2024, the  FASB  issued  Accounting Standards Update 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. The objective is to address longstanding requests from investors to provide more detailed information about expenses presented on the face of the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within the fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments are to be applied either prospectively to financial statements issued for the reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the adoption of ASU 2024-03 on its consolidated financial statements and related disclosures.

On December 8, 2025 the FASB isuesd Accounting Standards Update 2025-11, Interim reporting (Topic 270) Narrow-scope Improvements (“ASU 2025-11”). The amendments in this ASU clarify interim disclosure requirements and the applicability of existing guidance under ASC Topic 270 – Interim Reporting. The objective of the update is to provide clarity about current interim requirements. The amendments in this ASU also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.

The amendments in this ASU are required to be adopted for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption of ASU 2025-11 on its financial disclosures.

2.5.   Revenue, net

Revenue is generated from spot charter arrangements and time charter arrangements, net of address commission and provisions for demurrage.

Spot charter arrangements

In the Company’s spot charter arrangements, the charterer hires a vessel to transport a specific agreed-upon cargo for a single voyage that is generally short in duration (less than two months), which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The contract generally has standard payment terms of freight paid within three to seven business days after completion of loading. Revenue from voyage charters is recognized when (i) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (ii) we can identify each party’s rights regarding the services to be transferred, (iii) we can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of our future cash flows is expected to change as a result of the contract), and (v) it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the services that will be transferred to the charterer.

Spot charter arrangements do not contain a lease and are therefore considered service contracts that fall under the provisions of ASC 606 Revenue from Contracts with Customers. Spot charter arrangements are considered service contracts which fall under the provisions of ASC 606 because the Company retain control over the operations of the vessel, including directing the routes taken and vessel speed. The Company determined that a spot charter arrangement includes a single performance obligation, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company have concluded that a contract for a spot charter arrangement meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the voyage progresses and therefore revenues are recognized on a pro rata basis over the duration of the voyage determined on a load-to-discharge port basis.

The consideration that the Company expects to be entitled to receive includes estimates of revenue associated with the loading or discharging time that exceed the originally estimated duration of the voyage, which is referred to as “demurrage revenue”, when it is determined there will be incremental time required to complete the contracted voyage.

Demurrage revenue, earned during a voyage charter and representing variable consideration, is estimated at contract inception based on estimates for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited. It is not considered a separate deliverable in accordance with ASC 606 as it is part of the single performance obligation in a spot charter arrangement, which is to provide cargo transportation services to the completion of a contracted voyage.

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. The Company expects to complete its performance obligation generally within one year of the payment date and has elected the short-term contract disclosure exemption under ASC 606. Due to the short-term nature of the Company’s contracts, deferred revenue as of December 31, 2024 was recognized during the year ended December 31, 2025.

Additionally, the Company has identified that the contract fulfillment costs of spot market voyage charters consist primarily of the fuel consumption that is incurred by the Company from the later of the end of the previous vessel employment and the contract date until the arrival at the loading port, in addition to any port expenses incurred prior to arrival at the load port.

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

Time charter arrangements

From time to time the Company enters into time charter arrangements, which are for a specified period of time, and key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer in exchange for payment of a specified daily hire rate pursuant to the time charter agreement. In time charter arrangements, the Company is responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs.

As the charterer holds sufficient latitude in its rights to determine how and when the vessel is used on voyages and the charterer is also responsible for costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the right to use the vessel is transferred to the charterer during the specified time charter period. Accordingly, time charters are considered operating leases and the Company applies guidance for lessors in FASB Accounting Standards Codification 842 - Leases (“ASC 842”). The Company has elected to apply the practical expedient under ASC 842, which allows lessors to account for lease and non-lease components as a single lease component when certain criteria are met. Revenue for time charters is recognized on a straight-line basis ratably over the term of the charter.

2.6.   Voyage and vessel operating expenses

Voyage expenses

Voyage expenses represent costs for which the Company is responsible in charter arrangements during a voyage that are directly related to a voyage. Voyage expenses include bunkers and port/canal costs, which are expensed as incurred.

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

Vessel operating expenses

Vessel operating expenses represent costs the Company incurs to operate its vessels that are not directly related to a voyage. Vessel operating expenses include costs for crew, repairs and maintenance, insurance, stores, lube oils, communications, and technical management. Vessel operating expenses are expensed as incurred.

2.7.   Cash and cash equivalents

The Company classifies highly liquid investments with an original maturity date of three months or less, such as money market funds, as cash and cash equivalents. The Company is required to maintain a minimum cash balance in accordance with its long-term debt facility agreements (see Note 6).

2.8.   Receivables

Receivables include amounts due from charterers for hire and other recoverable expenses due to the Company, net of the provision for doubtful accounts. At each balance sheet date, the Company records the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company’s customers are certain performance parameters which, if not met, can result in customer claims. As of December 31, 2025 and 2024, the Company had reserves of $1.3 million and $1.9 million, respectively, against the due from charterers balance.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

2.9.   Prepaid expenses and other assets

Prepaid expenses and other assets consist of payments made in advance for insurance or other expenses, and insurance claims outstanding and certain assets held by vessel managers. Insurance claims are recorded, net of any deductible amounts, for insured damages which are recognized when recovery is virtually certain under the related insurance policies and where the Company can make an estimate of the amount to be reimbursed following the insurance claim. As of the balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for doubtful accounts.

2.10.   Advances and deposits

Advances and deposits primarily include amounts advanced to AASML for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business.

2.11.   Inventories

Inventories consist of bunkers, lubricating oils, and other consumables on board the Company’s vessels. Inventories are valued at the lower of cost or net realizable value on a first-in first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate. Spares are expensed as incurred.

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

2.13.   Vessels and vessel equipment, net

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

Vessel equipment comprises the costs of significant replacements, renewals, and upgrades to the Company’s vessels. Vessel equipment is depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalized is based on management’s judgment as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalized are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred.

2.14.   Deferred drydock expenditures

The Company follows the deferral method of accounting for drydocking expenditures whereby actual expenditures incurred are deferred and are amortized on a straight-line basis through to the date of the next scheduled drydocking, generally 30 to 60 months. Expenditures deferred as part of the drydocking include direct costs that are incurred as part of the drydocking to meet regulatory requirements. Direct expenditures that are deferred include the shipyard costs, parts, inspection fees, steel, blasting, and painting. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred. Unamortized drydocking expenditures of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels’ sale. Unamortized drydocking expenditures are written off as drydocking amortization if the vessels are drydocked before the expiration of the applicable amortization period.

2.15.   Vessel impairment

The Company follows the FASB’s ASC subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”) which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. Management regularly reviews the carrying amounts of the Company’s vessels that are “held and used” for recoverability. Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. Examples of such indicators may include events or changes in circumstances affecting the legal environment, the business climate, market value, extent or manner of use, and phyisical condition of the vessel asset. When such indicators are present, a vessel held and used is tested for recoverability by comparing the estimate of undiscounted future cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount together with the carrying value of deferred drydocking expenditures and special survey costs related to the vessel.

For purposes of testing for recoverability, undiscounted future cash flows are determined by applying various assumptions based on historical trends as well as future expectations. In estimating future revenue, the Company considers charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for the Company over the last five years, where available, and historical average one-year time charter rates for the industry over the last 10 years. Recognizing that rates tend to be cyclical and considering market volatility based on factors beyond the Company’s control, management believes it is reasonable to use estimates based on a combination of more recent internally generated rates and the 10-year average historical average industry rates. Undiscounted future cash flows are determined by applying various assumptions regarding future revenue net of voyage expenses, vessel operating expenses, scheduled drydockings, expected off-hire, and scrap values, and taking into account historical market and Company specific revenue data as discussed above, and also considering other external market sources, including analysts’ reports and freight forward agreement curves.

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. Management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The Company did not recognize a vessel impairment charge for the years ended December 31, 2025, 2024, or 2023.

As of December 31, 2025, one of our 25 vessels had indicators of impairment and the estimated future undiscounted cash flows for that vessel exceeded the vessel’s carrying value by a margin of approximately 5% of the carrying value. This vessel remains fully utilized and has a relatively long average remaining useful life of approximately 16 years in which to recover sufficient cash flows on an undiscounted basis to recover its carrying value as of December 31, 2025. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will change by any significant degree. Charter rates may be at depressed levels for a prolonged period of time, which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment.

2.16.   Other non-current assets

Other non-current assets relate to office equipment, fixtures and fittings, and leasehold improvements. Office equipment and fixtures and fittings are recorded at their cost less accumulated depreciation and are depreciated based on an estimated useful life of five years. Leasehold improvements relate to fit-out costs for work completed on the Company’s offices in Ireland and Singapore. Leasehold improvements are recorded at their cost less accumulated depreciation and are depreciated over the shorter of a useful 10-year life of those leasehold improvements and the remaining lease term.

2.17.   Operating leases

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

2.18.   Finance leases

From time to time the Company enters into finance leases, which relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statements of operations using the effective interest method over the life of the lease.

2.19.   Accounts payable

Accounts payable include all financial obligations to vendors for goods or services that have been received.

2.20.   Accrued expenses and other liabilities

Accrued expenses and other liabilities include all accrued liabilities in relation to the operating and running of the vessels, along with amounts accrued for interest as well as general and administrative expenses.

2.21.   Derivatives

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

2.22.   Equity method investments

The Company accounts for its investments in AASML and Element 1 Corp. under the equity method. Until the Company sold its interest in the e1 Marine joint venture in May 2024, that investment was also accounted for under the equity method. Under the equity method of accounting, the Company initially recorded the investments in AASML, Element 1 Corp. and e1 Marine at cost and adjusts the carrying amounts of the investments to recognize their respective share of earnings or losses of the investee.

As of December 31, 2025, the carrying value of the Company’s total investment in Element 1 Corp. is $4.2 million. This consists of the carrying value of the Company’s investment in the Element 1 Corp. shares of $4.2 million. The carrying amount of the investment is adjusted to recognize the Company’s share of earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investments. The Company evaluates its equity method investment for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other than temporary decline in value below their carrying values. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of operations. During the year ended December 31, 2024, the Company recorded an impairment of $4.4 million in its investment in Element 1 Corp.

2.23   Contingencies

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

2.24.   Distributions to shareholders

Subject to the Board of Directors’ approval, distributions to common shareholders are applied first to retained earnings. When retained earnings is not sufficient, distributions are applied to the additional paid in capital account.

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

2.26.   Debt and finance lease issuance costs

Financing charges which include fees, commissions, and legal expenses associated with securing loan facilities are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the debt liability or finance lease obligation. These costs are amortized to interest expense and finance costs in the consolidated statements of operations using the effective interest rate method over the life of the related loan facility.

2.27.   Share-based compensation

The Company may grant share-based payment awards, such as time-based restricted stock units (“TRSUs”), performance-based restricted stock units (“PRSUs”), which are subject to market conditions and service, and other equity awards as incentive-based compensation to certain employees and directors. Currently only TRSUs and PRSUs are granted and outstanding. The Company measures the cost of such awards, which are equity-settled transactions, using the grant date fair value of the award and recognizes that cost, over the requisite service period, which generally equals the vesting period. Once the fair value has been determined, the associated expense is recognized in the consolidated statements of operations over the requisite service period.

Under a TRSU award, the grantee is entitled to receive a share of Ardmore’s common stock for each RSU at the end of the vesting period. Under a PRSU award, the grantee is entitled to receive a share of Ardmore’s common stock for each earned PRSU. Payment under the TRSU and PRSU awards will be made in the form of shares of Ardmore’s common stock. The cost of TRSUs and PRSUs is recognized by the Company on a straight-line basis over the vesting period. The Company’s policy for issuing shares upon the vesting of the RSUs is to register and issue new common shares to the grantee.

2.28.   Treasury stock

When shares are acquired for a reason other than formal or constructive retirement, the shares are presented separately as a deduction from equity. If the shares are retired or subsequently sold, any gain would be allocated as an increase in additional paid in capital and cumulative losses as an increase to accumulated deficit.

2.29.   Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable reported in the consolidated balance sheets are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable. The hierarchies of inputs used when determining fair value are described below:

Level 1: Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment. Cash and cash equivalents and restricted cash are classified as Level 1, as they represent highly liquid assets with short-term maturities.

Level 2: Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Floating-rate debt is classified as Level 2, as fair value is estimated based on rates available for similar debt or based upon transactions amongst third parties. Interest rate cap agreements, bunker swap agreements and forward fuel purchase agreements are considered to be Level 2 items. Nonrecurring fair value measurements, including vessel impairment assessments and operating lease right-of-use asset valuations, are based on third-party quotes, incorporating observable inputs, including comparable sales of similar vessels, and are therefore classified as Level 2.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not have any Level 3 financial assets or liabilities as of December 31, 2025 or 2024.

2.30.   Income taxes

Republic of the Marshall Islands

Ardmore Shipping Corporation, Ardmore Shipping LLC, Ardmore Maritime Services LLC, and all vessel owning subsidiaries are incorporated in the Republic of the Marshall Islands with the exception of Esperanza Shipco (Pte.) Limited, which is incorporated in Singapore. Ardmore Shipping Corporation believes that neither it, nor its subsidiaries, are subject to taxation under the laws of the Republic of the Marshall Islands and that distributions by its subsidiaries to Ardmore Shipping Corporation will not be subject to any taxes under the laws of the Republic of the Marshall Islands.

Bermuda

Ardmore Shipping (Bermuda) Limited is incorporated in Bermuda. Ardmore Shipping Corporation, Ardmore Shipping LLC, and Ardmore Shipping (Bermuda) Limited are managed and controlled in Bermuda. Ardmore Shipping Corporation is subject to taxation under the laws of Bermuda and distributions by its subsidiaries to Ardmore Shipping Corporation will be subject to any taxes under the laws of Bermuda.

Ireland

Ardmore Shipping Services (Ireland) Limited is incorporated in Ireland. Trading profits are taxable at the standard corporation tax rate which is currently 12.5% based on generally accepted accounting principles in Ireland. Any non-trading / passive income is taxed at the higher corporation tax rate which is currently 25%.

United States of America

Ardmore Shipping (Americas) LLC (“ASUSA”) and Ardmore Trading (USA) LLC (“ATUSA”) are incorporated in Delaware and treated as corporations for U.S. tax purposes. ASUSA and ATUSA will be subject to U.S. tax on their worldwide net income.

Singapore

Ardmore Shipping (Asia) Pte. Limited, Ardmore Tanker Trading (Asia) Pte. Limited, Ardmore Maritime Services (Asia) Pte. Limited, and Esperanza Shipco (Pte.) Limited are incorporated in Singapore. Ardmore Shipping (Asia) Pte. Limited qualified as an “Approved International Shipping Enterprise” by the Singapore authorities with effect from August 1, 2015. This entitles the Company to a tax exemption on profits derived from ship operations for any vessels which are owned or chartered in by Ardmore Shipping (Asia) Pte. Limited. Esperanza Shipco (Pte.) Limited is a ship-owning company and therefore exempt from taxes under the law of Singapore. Ardmore Tanker Trading (Asia) Pte. Limited and Ardmore Maritime Services (Asia) Pte. Limited are subject to Singapore tax on their worldwide profits.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences, and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance. Income taxes have been provided for all items included in the consolidated statements of operations regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Deferred tax for the year ended December 31, 2025 amounted to $Nil (2024: $Nil , 2023: $Nil).

Uncertainties related to income taxes

Companies are to determine whether it is more-likely-than-not that the tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not threshold it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Uncertainties related to income taxes recognized for the year ended December 31, 2025 amounted to $Nil (2024: $Nil, 2023: $Nil).

2.31.   Concentration of credit risk

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

The following table presents consolidated revenues for charterers that accounted for more than 10% of the Company’s consolidated revenues during the years presented:

	For the years ended December 31
In thousands of U.S. Dollars	2025	2024	2023
Charterer A	36,030	28,132	*
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

The Chieft Operatinng Decision Maker (“CODM”) reviews overall operating results on a fleet-wide basis using time charter equivalent rates (“TCE”) and consolidated expenses. When the Company charters-out a vessel, the charterer is free to trade the vessel worldwide (subject to certain sanctions-related restrictions and certain operational-related constraints), making the disclosure of geographic information impracticable. The Company operates under one reportable segment for its vessel operations, based on how internally reported financial information is reviewed by the CODM to analyze performance, make decisions, and allocate resources.

The accounting policies of the vessel operations segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. The Company does not have intra-entity sales or transfers.

The Company’s CODM is the senior management team that includes the chief executive officer, president, chief financial officer, chief operating officer, and the senior director of corporate services.

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

The following table presents the Company’s revenue contributions by nature of vessel employment.

	For the years ended December 31
In thousands of U.S. Dollars	2025	2024	2023
Spot charters (1)	284,672	392,107	395,577
Time charters (2)	25,525	13,635	—
Pooling arrangements (3)	—	—	—
Other revenue (4)	—	42	401
	310,197	405,784	395,978

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

(4)   Represents revenue recognized by the Company associated with the management of third-party chemical tankers employed under spot charters that was accounted for in accordance with ASC 606.

4. Equity Investments

Element 1 Corp. (“E1”) - On June 17, 2021, the Company purchased a 10% equity stake in E1, a developer of advanced hydrogen generation systems used to power fuel cells, in exchange for $4.0 million in cash and $5.3 million through the issuance of the Company’s common shares. The Company’s 10% equity stake consists of 581,795 shares of E1’s common stock and the Company also received warrants to purchase 286,582 additional common shares of E1 common stock, which expired in June 2024. The Company’s total investment in E1 amounted to $9.3 million and is allocated to investment in the ordinary shares and warrants based on their relative fair values as of the date of acquisition. The Company holds one board seat out of five, resulting in 20% voting rights and thus an ability to exercise significant influence in E1. Accordingly, the Company accounts for the investment in the common shares of E1 using the equity method in accordance with FASB Accounting Standards Codification 323 - Investments – Equity Method and Joint Ventures.

The Company records its share of earnings and losses in its investment in E1 on a quarterly basis, with an aggregate loss of $0.3 million recognized in the year ended December 31, 2025 (2024: $0.4 million and 2023: $0.1 million). During the year ended December 31, 2025, the Company did not record any impairment loss relating to its investment in E1. During the year ended December 31, 2024, the Company recognized an impairment loss of $4.4 million related to its equity method investment in E1. The impairment was due to a decline in the fair value of the investment, which was determined to be other than temporary. The fair value was assessed based on market conditions and the financial performance of E1. During the year ended December 31, 2023, the Company did not record any impairment relating to its investment in E1.

The Company recorded an investment of $4.2 million, inclusive of transaction costs which are included in investments and other assets, net in the consolidated balance sheet as of December 31, 2025.

e1 Marine LLC - On June 17, 2021, the Company established a joint venture, e1 Marine LLC, with E1. and an affiliate of Maritime Partners LLC (“MP”), which seeks to deliver E1’s hydrogen delivery system to the marine sector, with each joint venture partner owning 33.33% of e1 Marine LLC. In May 2024, the Company sold its 33.33% stake in e1 Marine LLC for $1.65 million and recognized a gain of $0.5 million. This gain is included as a component in loss from equity method investments, in the consolidated statement of operations for the year ended December 31, 2024.

5.   Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following as of December 31, 2025 and 2024:

	As of December 31
In thousands of U.S. Dollars	2025	2024
Accrued vessel operating expenses and voyage expenses	11,572	11,794
Other accrued expenses	7,013	6,519
Total accrued expenses	18,585	18,313

6.   Debt

As of December 31, 2025, the Company had two loan facilities (each a revolving credit facility), which it has used primarily to finance vessel acquisitions and also for working capital. The Company’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for the Company’s obligations under one of the loan facilities, which totaled 20 vessels as of December 31, 2025. Ardmore and its subsidiary Ardmore Shipping LLC have provided guarantees in respect of the loan facilities and Ardmore has granted a guarantee over its trade receivables in respect of its $15 million Working Capital Facility (as defined below). These guarantees can be called upon following a payment default.

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

The outstanding principal balances on each loan facility as of December 31, 2025 and 2024 were as follows:

	As of December 31
In thousands of U.S. Dollars	2025	2024
$350 million Revolving Credit Facility	127,000	—
Former Nordea/SEB Revolving Facility	—	37,500
$15 million Working Capital Facility	—	1,296
Total debt	127,000	38,796
Non-current portion of long-term debt	127,000	38,796

Future minimum scheduled repayments under the Company’s loan facilities for each year are as follows:

As of
December 31
In thousands of U.S. Dollars	2025
2026	—
2027	—
2028	—
2029	—
2030	—
2031	127,000

127,000

$350 million Revolving Credit Facility

On July 23, 2025, 20 of Ardmore’s subsidiaries entered into a $350 million revolving credit facility with Nordea Bank AB (publ) (“Nordea”), Skandinaviska Enskilda Banken AB (publ) (“SEB”), ABN AMRO Bank N.V (“ABN”) and Danske Bank A/S (“Danske”) (the “$350 million Revolving Credit Facility”), the proceeds of which were used to refinance 20 vessels. Interest is calculated at a rate of SOFR plus 1.8%. The revolving facility matures in July 2031 and was accounted for as a modification. As of  December 31, 2025, $127 million of the revolving credit facility was drawn down, with $210.4 million undrawn.

Former ABN/CACIB Revolving Credit Facility

On August 5, 2022, seven of Ardmore’s subsidiaries entered into a $108 million sustainability-linked long-term loan facility with ABN and Credit Agricole Corporate and Investment Bank (“CACIB”) (the “ABN/CACIB Joint Bank Facility”), the proceeds of which were used to finance seven vessels, including three vessels financed under lease arrangements. Interest was calculated at SOFR plus 2.5%. Principal repayments on the term loans were made on a quarterly basis, with a balloon payment payable with the final installment.

On June 15, 2023, the credit facility was amended to convert 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance, or $49.2 million, continuing as a term loan facility. On March 14, 2024, the credit facility was further amended to convert the entire term loan outstanding balance under the facility into the revolving credit facility. The revolving credit facility was prepaid on July 23, 2025 and refinanced with the $350 million Revolving Credit Facility described above, which was accounted for as a modification. The Company recorded a loss on extinguishment of debt of $0.5 million as part of the partial write-off of deferred finance fees associated with its previous revolving credit facility.

Former Nordea/SEB Revolving Credit Facility

On August 5, 2022, 12 of Ardmore’s subsidiaries entered into a $185 million sustainability-linked revolving credit facility with Nordea and SEB (the “Nordea / SEB Revolving Credit Facility”), the proceeds of which were used to refinance 12 vessels, including six vessels financed under lease arrangements. Interest was calculated at a rate of SOFR plus 2.5%. The revolving facility could be drawn down or repaid with five days’ notice. On July 23, 2025, this revolving credit facility was prepaid and refinanced through the $350 million Revolving Credit Facility. The refinancing was accounted for as a modification. At the date of refinancing, the outstanding balance of $10 million was transferred to the $350 million Revolving Credit Facility.

$15 million Working Capital Facility

On August 20, 2025, the Company entered into an amended sustainability-linked $15 million working capital facility with ABN (the “$15 million Working Capital Facility”) to fund working capital. Interest under this facility is calculated at a rate of SOFR plus 3.1%. Interest payments are payable on a quarterly basis. The facility matures in August 2030. As of December 31, 2025, none of the revolving credit facility was drawn down, with $15.0 million undrawn.

Long-term debt financial covenants

The Company’s existing long-term debt facilities described above include certain covenants. The financial covenants require that the Company:

●	maintain minimum solvency of not less than 30%;
●	maintain minimum cash and cash equivalents (of which at least 60% of such minimum amount is held in cash; the remaining 40% can include cash and cash equivalents undrawn under the revolving facilities), based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash and cash equivalents as of December 31, 2025, was $18.75 million;
●	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the applicable facility;
●	maintain an adjusted net worth of not less than $200 million; and
●	maintain positive working capital, excluding current portion of debt and leases, balloon repayments and amounts outstanding under the $15 million Working Capital Facility, provided that the facility has a remaining maturity of more than three months.

The Company was in full compliance with all of its long-term debt financial covenants as of December 31, 2025 and 2024.

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

	For the years ended December 31
	2025	2024	2023
Effective interest rate, excluding commitment fees	5.5%	7.5%	7.8%
Range of interest rates (SOFR)	3.7 % to 4.6%	4.7 % to 5.4%	4.5 % to 5.4%

The following table presents the weighted average effective interest rate on the Company’s debt obligations, including the impact on interest from interest rate swap agreements designated as hedging instruments and excluding commitment fees, if applicable, for the years ended December 31, 2025, 2024, and 2023.

	For the years ended December 31
	2025	2024	2023
Effective interest rate, excluding commitment fees	5.5%	7.5%	5.8%

7.   Finance lease

On June 25, 2021, two of Ardmore’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seawolf and Ardmore Seahawk with CMB Financial Leasing Co., Ltd (“CMBFL”) / Shandong, resulting in gross proceeds of $49.0 million less fees of $1.0 million. The facility was drawn down in June 2021. Principal repayments on the leases were made on a monthly basis. The finance leases were scheduled to expire in 2026, with options to extend up to 2029. On February 14, 2024, the Company gave notice to exercise its purchase options, for both the Ardmore Seawolf and Ardmore Seahawk, which were under sale-leaseback arrangements. The vessel purchases, which were effectively refinancings, concluded on June 25, 2024, with the Company repaying the remaining $41.0 million outstanding under the finance lease facility associated with those two vessels. As of December 31, 2025, the Company had no finance lease obligations.

8.   Operating leases

The following are the types of contracts the Company has, which are accounted for under lease guidance, ASC 842:

Time charter-in contracts: Long-term operating leases

The Company sold the Ardmore Sealeader, the Ardmore Sealifter, and the Ardmore Sealancer on June 5, 2022, July 16, 2022, and July 31, 2022, respectively and subsequently chartered the vessels back from the buyer for a period of 24 months, with an option to extend for a further 12 months. On March 8, 2024, the Company exercised its option to extend the charter-in period for the renamed Hansa Sealeader by an additional 12 months, starting from July 5, 2024. In April 2024, the Company exercised its options to extend the charter-in period for the renamed Hansa Sealifter and Hansa Sealancer by an additional 12 months, starting from August 17, 2024 and September 1, 2024 respectively. The Company redelivered all three vessels during the year ended December 31, 2025.

Chartered-in vessels include both lease and non-lease components. The lease component relates to the cost to a lessee to control the use of the vessel and the non-lease components relate to the cost to the lessee for the lessor to operate the vessel. For time charters-in, the Company has elected to separate lease and non-lease components. During the year ended December 31, 2025, revenue recognized on vessels that have been time-chartered in was $27.0 million (2024: $50.0 million).

Operating leases are included in operating lease, right-of-use (“ROU”) assets, current portion of operating lease obligations, and non-current portion of operating lease obligations in the Company’s consolidated balance sheets. The ROU asset represents our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

Office leases

The Company’s consolidated balance sheets include a right-of-use asset and a corresponding liability for operating lease contracts for the Company’s offices in Cork, Ireland, Singapore, and Houston, Texas. For office operating leases, the Company has elected to combine lease and non-lease components on the consolidated balance sheets.

The discount rate used to measure the lease liability is the incremental cost of borrowing since the rate implicit in the lease cannot be determined. The Company has used a weighted average discount rate of 4% as a basis for determining the lease liability.

Lease costs recorded in the consolidated statement of operations

There was $11.8 million of operating lease costs and $6.9 million of short-term lease costs recorded during the year ended December 31, 2025 (2024: $15.1 million and $8.2 million respectively and 2023: $13.4 million and $6.8 million respectively). Of this, $18.0 million was recorded in charter-hire costs (2024: $22.7 million and 2023: $19.6 million), and $0.7 million was recorded in General and administrative expenses (2024: $0.6 million and 2023: $0.6 million) in the consolidated statements of operations.

The liabilities described below are denominated in various currencies. The weighted average remaining term of the office leases as of December 31, 2025 was 4.6 years. Under ASC 842, the right-of-use asset is a non-monetary asset and is remeasured using the exchange rate as of the commencement date of the lease. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the consolidated statements of operations.

	As of December 31
In thousands of U.S. Dollars	2025	2024
Non-Current Assets
Operating lease, right-of-use asset - Time Charter in Vessels	—	4,418
Operating lease, right-of-use asset - Offices	1,780	1,159
	1,780	5,577

Lease liabilities - Current portion
Current portion of lease liabilities - Time Charter in Vessels	—	4,418
Current portion of lease liabilities - Offices	598	547
	598	4,965

Lease liabilities - Non-current portion
Non-current portion of lease liabilities - Offices	1,272	476
	1,272	476

Total operating lease, right-of-use assets	1,780	5,577

Total lease liabilities	1,870	5,441

As of December 31, 2025, the Company had the following maturity of operating lease obligations:

As of
December 31
In thousands of U.S. Dollars	2025
2026	611
2027	352
2028	332
2029	336
2030 - 2031	417
Total lease payments	2,048
Less imputed interest	(178)
Present value of lease liabilities	1,870

9. Preferred Stock

On June 17, 2021 and on December 3, 2021, Ardmore issued 25,000 shares and 15,000 shares, respectively, of Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Stock”) to an affiliate of Maritime Partners LLC.

On December 10, 2024, the Company completed the redemption of 10,000 shares of its Series A Preferred Stock at a redemption value of $10.3 million. This equates to stipulated redemption price of 103% of the liquidation preference per share, plus any accumulated and unpaid dividends, which was recorded in Preferred dividends in the consolidated statements of operations. The redemption of 10,000 shares equates to 25% of the Company’s outstanding Series A Preferred Stock. As the fair value of the preferred stock redemption was greater than the carrying amount, a loss on extinguishment of $0.7 million was recognized during the year ended December 31, 2024, which was recorded in extinguishment of preferred stock in the consolidated statements of operations.

On October 31, 2025 the Company completed the full redemption for all outstanding shares of its Series A Preferred Stock, for $30.6 million, which represents the stipulated redemption price of 102% of the liquidation preference per share. The redemption of 30,000 shares equates to the remainder of the Company’s outstanding Series A Preferred Stock. As the fair value of the preferred stock redemption was greater than the carrying amount, a loss on extinguishment of $2.2 million was recognized during the year ended December 31, 2025 (2024: $0.7 million).

The Company paid $3.2 million in preferred stock dividends, which includes a $0.6 million in premium on the redemption of its remaining 30,000 shares of its Series A Preferred Stock during the year ended December 31, 2025. The Company paid $3.8 million in preferred stock dividends during the year ended December 31, 2024.

10. Gain on sale of vessel

In February 2024, the Company agreed to sell the 2010-built Ardmore Seafarer for $27.1 million. Effective February 14, 2024, the Company reclassified the vessel as held for sale and ceased to depreciate it. A gain of $12.3 million was recognized when the vessel was delivered to the buyer in April 2024. No vessels were sold during 2025 or 2023.

The gain on the sale of the Ardmore Seafarer for the year ended December 31, 2024 is calculated as follows:

In thousands of U.S. Dollars	Seafarer
Sales proceeds	27,100
Net book value of vessel	(14,583)
Sales related costs	(195)
Gain on sale of vessel	12,322

11.   Interest expense and finance costs

	For the years ended December 31
In thousands of U.S. Dollars	2025	2024	2023
Interest incurred – debt	5,105	4,140	8,033
Interest incurred – finance leases	—	1,500	3,718
Amortization of deferred finance fees	1,007	1,138	1,237
Interest rate swaps	—	—	(1,580)
	6,112	6,778	11,408

	For the years ended December 31
In thousands of U.S. Dollars	2025	2024	2023
Loss on extinguishment of debt	469	—	—
Gain on extinguishment of finance leases	—	(1,432)
	469	(1,432)	—

12.   Income taxes

The components of income tax are as follows:

	For the years ended December 31
In thousands of U.S. Dollars	2025	2024	2023
Current tax expenses	(241)	(215)	(435)
Income tax expense for year	(241)	(215)	(435)

The differences between income taxes expected at the Marshall Islands statutory income tax rate for non-resident companies of zero percent and the reported income tax expense are summarized as follows.

	For the years ended December 31
	2025	2024	2023
Marshall Islands statutory income tax rate	0.00%	0.00%	0.00%
Income subject to tax in other jurisdictions	0.58%	0.16%	0.37%
Effective tax rate	0.58%	0.16%	0.37%

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

	For the years ended December 31
In thousands of U.S. Dollars and shares, except per share amount	2025	2024	2023
Net income attributable to common stockholders	$36,072	$128,607	$113,408
Weighted average shares - Basic	40,625	41,656	41,130
Effect of dilutive RSUs	187	386	692
Weighted average shares - Diluted	40,812	42,042	41,822
Basic net income per share	$0.89	$3.09	$2.76
Diluted net income per share	$0.88	$3.06	$2.71

For the year ended December 31, 2025, no stock appreciation rights (“SARs”) were outstanding (2024: Nil, 2023: 176,360) and 344,639 RSUs (2024: 370,364, 2023: 716,452) were outstanding. For the year ended December 31, 2025, there were no anti-dilutive SARs and RSUs.

During the year ended December 31, 2025, the Company paid cash dividends on its outstanding shares of common stock aggregating $12.2 million (2024: $45.1 million).

14.   Related party transactions

AASML is a joint venture entity owned 50% each by the third-party technical manager Anglo-Eastern and Ardmore Shipping (Bermuda) Limited. AASML is accounted for under the equity method of accounting. The carrying value of the investment as of December 31, 2025 and 2024 was not significant. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018.

The Company has entered into standard Baltic and International Maritime Council (“BIMCO”) ship management agreements with AASML for the provision of technical management services to 25 owned vessels of the Company’s fleet as of December 31, 2025 (2024: 22 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning, and crewing.

Total management fees paid to AASML for the year ended December 31, 2025 were $4.4 million (2024: $3.7 million and 2023: $3.2 million), which are included in vessel operating expenses in the consolidated statements of operations. Amounts due from/(to) AASML in respect of management fees were $Nil as of December 31, 2025 (2024: $Nil). Advances to AASML for technical management services as of December 31, 2025 were $4.4 million (2024: $2.6 million) and are included in advances and deposits in the consolidated balance sheets. Amounts payable to AASML for technical management services as of December 31, 2025 were $0.7 million (2024: $0.4 million), with $0.5 million (2024: $0.2 million) included in accounts payable and $0.2 million (2024: $0.2 million) included in accrued expenses and other liabilities in the consolidated balance sheets.

15.   Share-based compensation

Time Restricted Stock Units

As of December 31, 2025, the Company has granted 2,187,684 TRSUs to certain of its officers and directors under its 2013 Equity Incentive Plan (as amended and restated), that will vest in three equal annual tranches from the date of grant. Changes in the TRSUs for the years ended December 31, 2025, 2024, and 2023 are set forth below:

	2025		2024		2023
		Weighted average		Weighted average		Weighted average
	Number of	fair value at grant	Number of	fair value at grant	Number of	fair value at grant
	TRSUs	date	TRSUs	date	TRSUs	date
Balance as of January 1	283,757	$13.04	677,739	$7.70	908,209	$5.31
TRSUs granted during the year	170,481	$9.53	134,175	$16.99	172,034	$14.70
TRSUs vested during the year	(247,743)	$(8.02)	(528,157)	$(7.19)	(402,504)	$(5.30)
Balance as of December 31 (none of which are vested)	206,495	$16.17	283,757	$13.04	677,739	$7.70

The total cost related to non-vested awards expected to be recognized through 2028 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2026	901
2027	374
2028	53
1,328

Performance-Based Restricted Stock Units

As of December 31, 2025, the Company has granted 138,144 PRSUs to certain of its officers and directors under its 2013 Equity Incentive Plan (as amended and restated), that will vest in one tranche to the extent earned, contingent upon the Company’s relative total shareholder return (“TSR”), which represents a market condition, and the grantee’s continued employment with the Company through the vesting date.

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

Changes in the PRSUs for the years ended December 31, 2025 and 2024 are set forth below:

	For the years ended December 31
	2025	2024
	Number of PRSUs	Number of PRSUs
Outstanding as of January 1	86,607	38,713
Granted	51,537	47,894
Vested	-	-

Balance as of December 31	138,144	86,607

Significant inputs used in the estimation of the fair value of these awards granted during 2025 and 2024 are as follows:

	2025	2024
Closing share price of our common stock	$9.06	$16.25
Risk-free rate of return	3.95%	4.27%
Expected volatility of our common stock	46.59%	52.11%
Holding period discount	0.00%	0.00%
Simulation term (in years)	3.00	3.00

The total cost related to non-vested awards expected to be recognized through 2028 is set forth below:

In thousands of U.S. Dollars
Period	TOTAL
2026	392
2027	214
2028	30
636

16.   Repurchase of common stock

In September 2023, the Company's Board of Directors authorized a new share repurchase plan, expanding and replacing the Company's earlier plan. Pursuant to the 2023 share repurchase plan, the Company may purchase up to $50 million of its common shares at times and at prices that are considered to be appropriate by the Company. The Company may repurchase these shares in the open market or in privately negotiated transactions, but is not obligated under the terms of the plan to repurchase any shares, and at any time, the Company may suspend, delay, or discontinue the plan. During the year ended December 31, 2025, the Company did not repurchase any shares. During the year ended December 31, 2024, the Company repurchased 1,556,203 common shares at a weighted-average per share price of $11.49 (including fees and commission of $0.03 per share) for a total cost of $17.9 million. The shares were repurchased on the open market and were therefore repurchased at market price. During the year ended December 31, 2023 the Company effected no common share repurchases.

17. Commitments and Contingencies

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations, or cash flows.

18. Subsequent Events

On February 12, 2026, Ardmore announced that its Board of Directors declared a cash dividend of $0.09 per common share for the quarter ended December 31, 2025. The cash dividend of approximately $3.9 million will be paid on March 13, 2026, to all common shareholders of record on February 27, 2026.